1/18

07020443

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Addax Petroleum Corporation

*CURRENT ADDRESS 16, ave. Eugene-Pittard
1206, Geneva (Switzerland)

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 24 2007
THOMSON FINANCIAL

FILE NO. 82- 35055 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/18/07

Contents

Volume I

1. Annual Information Form for the year ended December 31, 2005.

2. Audited Annual Financial Statements, accompanying Management's Discussion & Analysis and accompanying Chief Executive Officer and Chief Financial Officer Certifications for the year ended December 31, 2005.

3. Interim Financial Statements, accompanying Management's Discussion & Analysis and accompanying Chief Executive Officer and Chief Financial Officer Certifications for the interim periods ended September 30, 2006, March 31, 2006 and June 30, 2006.

4. Notice of Annual General Meeting, Information Circular, Proxy and ancillary documents relating to the June 28, 2006 meeting.

5. News Releases dated December 7, 2005, February 8, 2006, February 23, 2006, March 15, 2006, March 16, 2006 (2), March 29, 2006, April 13, 2006, April 25, 2006, May 11, 2006, May 15, 2006, May 18, 2006, June 28, 2006, July 20, 2006, August 1, 2006 (3), August 10, 2006, August 16, 2006, August 28, 2006, August 30, 2006, September 7, 2006, October 3, 2006, October 20, 2006, October 27, 2006 (3), October 30, 2006, November 1, 2006, November 13, 2006, November 20, 2006, November 21, 2006, and November 28, 2006.

6. Material Change Report dated March 16, 2006.

7. Material Change Report dated March 15, 2006.

8. Material Change Report dated July 20, 2006.

9. Business Acquisition Report dated November 21, 2006.

10. Business Acquisition Report dated July 26, 2006.

Volume II

11. Preliminary Long Form Base Prep Prospectus dated December 7, 2005 and related filings.

12. Final Long Form Base Prep Prospectus dated February 7, 2006 and related filings.

13. Company Bylaw No. 1 dated November 23, 2005.

14. Certificate of Incorporation dated September 6, 2005.

15. Certificate of Amendment dated February 3, 2006.

16. Certificate of Amendment dated December 5, 2005.

17. Share Transfer Agreement dated February 10, 2006.

18. Non-Competition Agreement dated February 2006.

19. Charter of the Audit Committee of the Board of Directors of the Company filed July 26, 2006.

Volume III

20. Arrangement Agreement dated July 20, 2006.

21. Letter to Provincial Securities Commissions stating intent to qualify to file a short form prospectus under NI 44-101 dated June 29, 2006.

22. Preliminary Short Form Base Prep Prospectus dated July 31, 2006 and related filings.

23. Final Short Form Base Prep Prospectus dated August 9, 2006 and related filings.

Volume IV

24. Supplemental Short Form Base Prep Prospectus dated August 10, 2006 and related documents.

25. Supplemental Long Form Base Prep Prospectus dated February 8,2006 and related documents.

26. Form 11 Notice of Private Placement dated June 30, 2006 and filed with the Toronto Stock Exchange.

27. Form 11 Notice of Private Placement dated December 29, 2006 and filed with the Toronto Stock Exchange.

28. Long Term Equity Incentive Plan dated May 17, 2006 and related documents.

29. Form 1 Submissions to the TSX filed on December 7, 2006, October 31, 2006 and September 21, 2006.

30. Form 5 Submissions to the TSX filed on November 13, 2006 and August 1, 2006.

31. Annual Report for the year ended December 31, 2005.

32. Code of Business Conduct dated May 9, 2006.

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: November 13, 2006

JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY,** Chief Financial Officer of **ADDAX PETROLEUM CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: November 13, 2006

MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

RECEIVED
2007 JAN 18 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Addax Petroleum Corporation

Consolidated Financial Statements

As at September 30, 2006 and for the three month and nine month periods ended September 30, 2006 and 2005

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US $000's)

	September 30, 2006	December 31, 2005
ASSETS		
Current		
Cash and cash equivalents (note 9)	143,237	6,708
Accounts receivable (note 11)	194,215	131,613
Inventories (note 7)	111,212	62,753
Prepaid expenses	31,083	15,506
	479,747	**216,580**
Partner loan receivable (note 13)	21,000	2,420
Future income taxes	50,525	155,884
Deferred financing charges	3,538	4,763
Property, plant and equipment (note 5)	1,818,704	487,023
Goodwill (note 3)	767,598	-
	2,661,365	**650,090**
	3,141,112	**866,670**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 11)	303,802	160,113
Income taxes and royalties payable	475,783	203,626
Deferred revenue	-	1,280
Short-term debt (note 4)	850,000	-
	1,629,585	**365,019**
Asset retirement obligations	46,610	25,266
Future income taxes	340,231	93,093
Other long-term liabilities	8,423	4,909
Long-term debt	-	80,000
	395,264	**203,268**
Shareholders' equity		
Share capital (note 6)	738,621	20,010
Contributed surplus (note 6)	14,720	-
Retained earnings	362,922	278,373
	1,116,263	**298,383**
	3,141,112	**866,670**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(US $000's, except per share amounts)

	Three month periods ended September 30,		Nine month periods ended September 30,	
	2006	**2005**	**2006**	**2005**
REVENUE				
Petroleum sales (note 11)	583,880	385,705	1,500,490	840,562
Royalties	(115,010)	(61,913)	(278,314)	(139,777)
Net sales	468,870	323,792	1,222,176	700,785
Other income	5,257	434	8,761	1,290
Total net revenue	**474,127**	**324,226**	**1,230,937**	**702,075**
EXPENSES				
Depletion, depreciation and accretion (note 5)	87,098	50,309	209,262	108,120
Operating	56,355	39,276	157,472	104,009
Pre-acquisition (note 14)	4,310	2,240	20,652	4,700
Share-based compensation (note 6)	6,955	-	19,541	-
General and administrative	5,605	2,552	14,408	6,582
Interest on long-term debt	4,969	1,706	6,791	1,946
PanAfrican acquisition costs (note 3)	1,534	-	1,534	-
Other interest and finance income	248	278	570	398
Foreign exchange (gain)/loss	(407)	(635)	(2,150)	834
Total expenses	**166,667**	**95,726**	**428,080**	**226,589**
Income before provision for income taxes	**307,460**	**228,500**	**802,857**	**475,486**
Provision for income taxes				
Current	(162,860)	(107,393)	(422,865)	(256,904)
Future	(69,385)	(35,487)	(190,341)	(50,582)
Net income	**75,215**	**85,620**	**189,651**	**168,000**
Earnings per share, basic and diluted	$0.51	$0.73	$1.37	$1.44
Weighted average number of common shares outstanding:				
- basic	147,990,846	117,000,000	138,805,406	117,000,000
- diluted	148,036,198	117,000,000	138,850,759	117,000,000

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US $000's)

	Three month periods ended September 30,		Nine month periods ended September 30,	
	2006	**2005**	**2006**	**2005**
Retained earnings, beginning of period	294,621	239,683	278,373	157,303
Net income	75,215	85,620	189,651	168,000
Distribution of earnings (note 1)	-	-	(48,188)	-
Dividends	(6,914)	(35,000)	(56,914)	(35,000)
Retained earnings, end of period	**362,922**	**290,303**	**362,922**	**290,303**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(US $000's)

	Three month periods ended September 30,		Nine month periods ended September 30,	
	2006	**2005**	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITES				
Net income	**75,215**	**85,620**	**189,651**	**168,000**
Items not affecting cash (note 9)	169,261	77,604	424,790	154,196
	244,476	**163,224**	**614,441**	**322,196**
Changes in non-cash working capital (note 9)	59,073	45,285	151,515	(37,868)
	303,549	**208,509**	**765,956**	**284,328**
CASH FLOWS FROM INVESTING ACTIVITIES				
Expenditures on property, plant and equipment	(231,806)	(117,054)	(559,932)	(276,174)
Purchase of PanAfrican, net of cash acquired	(1,447,862)	-	(1,447,862)	-
	(1,679,668)	**(117,054)**	**(2,007,794)**	**(276,174)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of short-term debt	850,000	-	850,000	125,000
Repayment of long-term debt	-	(90,000)	(80,000)	(90,000)
Debt issues costs	-	-	-	(3,500)
Dividends paid	(6,914)	(35,000)	(56,914)	(35,000)
Proceeds from share issue (note 1)	342,419	-	713,469	-
Distribution of earnings (note 1)	-	-	(48,188)	-
	1,185,505	**(125,000)**	**1,378,367**	**(3,500)**
Net increase in cash and cash equivalents	**(190,614)**	**(33,545)**	**136,529**	**4,654**
Cash and cash equivalents, beginning of period	333,851	42,081	6,708	3,882
Cash and cash equivalents, end of period	**143,237**	**8,536**	**143,237**	**8,536**

See supplemental cash disclosure (note 9)
See accompanying notes to the consolidated financial statements

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum Corporation ("Addax Petroleum") was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of Addax Petroleum (the "IPO").

On February 16, 2006, Addax Petroleum completed its IPO of 21.0 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum in connection with the IPO. Total net proceeds from the issuances were approximately $371,050,000.

In conjunction with the completion of the IPO, Addax Petroleum acquired all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of $48,188,000 and the issuance of 117,000,000 common shares. The cash consideration has been accounted for as a distribution of earnings. As AOG controls both Addax Petroleum and Addax Petroleum N.V., the acquisition occurred between entities under common control and was accounted for in the books of Addax Petroleum as a continuity of interests. Under this form of purchase accounting, Addax Petroleum is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, Addax Petroleum financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if Addax Petroleum and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

Addax Petroleum completed a public offering of 14.75 million subscription receipts on August 16, 2006. This included 1.75 million subscription receipts from the exercise of the over-allotment option by the underwriters. These subscription receipts were exchanged for common shares on September 6, 2006. Total net proceeds from the issuances were CDN$ 401,938,000, the proceeds of which were used to fund part of the acquisition of PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") in Gabon (note 3).

Addax Petroleum completed the acquisition of PanAfrican and Pan Ocean Energy UK Ltd. on September 7, 2006 for CDN$1.605 billion in cash ($1.441 billion) including the assumption of net debt totaling CDN$6.8 million ($6.1 million). Addax Petroleum funded this acquisition by the second public offering to the market, new debt financing (see note 4) and internally generated cash. Subsequent to the acquisition, Pan Ocean Energy UK Ltd. has been renamed to Addax Petroleum UK Ltd. ("Addax UK").

The operating and financial results for the three month and nine month periods ended September 30, 2006 include PanAfrican's and Addax UK's operations from September 7, 2006. The comparative figures are for Addax Petroleum only.

2. ACCOUNTING POLICIES

The interim consolidated financial statements of Addax Petroleum include Addax Petroleum, its wholly-owned subsidiaries and its interests in joint ventures, and have been prepared following the same accounting policies as the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005. The interim financial statements contain disclosures that are supplemental to Addax Petroleum annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These financial statements should be read in conjunction with Addax Petroleum N.V.'s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment. Impairment is assessed by comparing the fair value of each reporting unit to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value then impairment of goodwill is measured by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill. This is compared to the amount of the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Addax Petroleum's reporting units are consistent with the cost centres.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. ACQUISITION

On September 7, 2006, Addax Petroleum acquired the shares of PanAfrican and Addax UK for a cash consideration of $1.52 billion and the results of these operations have been included in the consolidated financial statements from that date. Approximately $1.5 million of costs relating to employee redundancy and office closure costs were expensed.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at September 7, 2006 was:

Property, plant and equipment	969,980
Goodwill	767,598
Current assets	97,066
Total assets acquired	1,834,644
Current liabilities	23,725
Future income taxes	274,547
Asset retirement obligation	19,532
Total liabilities assumed	317,804
Net assets acquired	**1,516,840**

Current assets include cash of $69 million.

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

The goodwill was assigned to the Gabon cost centre.

4. BANK DEBT

Addax Petroleum put in place a new debt facility (The "Facility") of $1 billion to finance, in part, the acquisition of PanAfrican (note 3). As at September 30, 2006, $850 million had been drawn on the facility. This facility is due for repayment on August 30, 2007.

Addax Petroleum is currently in the process of replacing the Facility with a similar but long term facility, and does not expect to repay the Facility out of current cash funds.

Amounts drawn under the Facility bear interest at the Lenders' LIBOR plus an applicable margin of 1.75% for the first 6 months and then 2.25% for the 6 remaining months. The effective interest rate on the credit facility for the period ended September 30, 2006 was 7.07%.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	December 31, 2005
Oil and natural gas properties	2,420,382	890,914
Accumulated depletion	(616,206)	(407,644)
	1,804,176	483,270
Corporate assets	18,764	7,289
Accumulated depreciation	(4,236)	(3,536)
	14,528	3,753
Balance	**1,818,704**	**487,023**

Included in property, plant and equipment are capitalized interest of $17.0 million (2005: $8.3 million)

Property, plant and equipment, net of accumulated depletion and depreciation, by cost centre is as follows:

Cost Centre	September 30, 2006	December 31, 2005
Nigeria	656,025	468,289
Cameroon	12,417	5,401
Gabon	995,614	9,580
Iraq	31,186	-
Joint Development Zone	108,934	-
Corporate assets	14,528	3,753
Balance, end of period	**1,818,704**	**487,023**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	September 30, 2006	December 31, 2005
Unproved properties		
Cameroon	12,417	5,401
Gabon	10,398	9,580
Iraq (1)	31,186	-
Joint Development Zone (2)	108,934	-
Nigeria (3)	93,460	-
	256,395	**14,981**

(1) Iraq

Beginning in the second quarter of 2006, costs relating to the Taq Taq field in northern Iraq were capitalized. Exploration and development activities in Iraq may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

(2) Joint Development Zone

In March 2006, Addax Petroleum entered into three production sharing contracts ("PSCs") with the Joint Development Authority which administers the Joint Development Zone ("JDZ") between Nigeria and São Tomé e Príncipe.

(3) Nigeria

On October 16, 2006 Addax Petroleum entered into a PSC with the Nigerian National Petroleum Corporation ("NNPC") for OPL 291, a deepwater block offshore Nigeria. Prior to this, Addax entered into a farm-out agreement with Starcrest Nigeria Energy Limited ("Starcrest") to obtain a participating interest of 72.5% in, and become the operator of, OPL 291.

Pursuant to the farm-out agreement, Addax Petroleum is obligated to pay:

- To NNPC, 100% of the OPL 291 PSC signature bonus of $55 million
- To Starcrest, a farm-in fee of $35 million; and
- Starcrest's share of OPL 291 exploration and development costs which will be reimbursed to Addax Petroleum from Starcrest's share of production revenues from OPL 291.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The signature bonus and farm-in fee have been paid in installments in September and October 2006. These costs are capitalized when paid.

6. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding.

Issued and Outstanding

	Nine month period ended September 30, 2006	
	Common Shares	Amount
Balance, beginning of period	117,000,100	20,010
Issue pursuant to initial public offering	23,100,000	371,050
Issue pursuant to second public offering	14,750,000	342,419
Shares issued for Director services (note 11)	12,425	321
Issued under employee share award program	199,699	4,821
Balance, end of period	**155,062,224**	**738,621**

On September 14, 2006, the Company paid a dividend in the amount of CDN $0.05 per common share. In addition to holders of common shares, holders of subscription receipts (note 1) on the record date of August 24, 2006 received the dividend for each subscription receipt held.

Share-Based Compensation

Share-based compensation relates to share awards to employees and directors of Addax Petroleum some of which are vested immediately and some over a three year period. AOG awarded 1,000,000 common shares of Addax Petroleum to current employees and directors during the second quarter of the year. The grant dates of the shares were May 16, 2006 and June 30, 2006. The shares vest as follows: 203,050 shares immediately on May 16; 265,650 shares on June 30; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted was $26,853,000, based on the trading price of the common shares on the date of grant, and this compensation is being amortized over the vesting period.

On August 31, 2006, Addax Petroleum awarded 599,097 common shares to current employees and directors as part of a new management compensation plan. These shares vest as follows: one third on the grant date, one third one year after the grant date and one third two years after the grant date. The fair value of the common shares granted was $14,631,000, based on the trading price of the common shares on the date of grant, and this compensation is being amortized over the vesting period.

7. INVENTORIES

	September 30, 2006	December 31, 2005
Oil products	33,584	19,269
Materials and supplies	77,628	43,484
Balance	**111,212**	**62,753**

8. FINANCIAL INSTRUMENTS

Addax Petroleum uses certain derivative financial instruments to manage its commodity prices and foreign currency exposures. These financial instruments are not used for trading or speculative purposes. Addax Petroleum had the following financial derivatives outstanding as at September 30, 2006:

<u>Foreign currency forward</u>	
Remaining term	October 2006 - December 2006
Amount ($000s)	$1,500 / month
Average exchange rate (United States dollar / Swiss Franc)	1.263
Contract liability ($000s)	$ (30.5)

9. CASH FLOWS

(a) Items not affecting cash

	Three month periods ended September 30,		Nine month periods ended September 30,	
	2006	2005	2006	2005
Future income taxes	69,385	35,487	190,341	50,582
Depletion, depreciation and accretion	87,098	50,309	209,262	108,120
Change in fair value of derivatives	(254)	(583)	(24)	(250)
Share-based compensation	7,276	-	19,862	-
Other items	5,756	(7,609)	5,349	(4,256)
Total items not affecting cash	**169,261**	**77,604**	**424,790**	**154,196**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(b) Changes in non-cash working capital

	Three month periods ended September 30,		Nine month periods ended September 30,	
	2006	2005	2006	2005
Accounts receivable	45,212	(18,886)	(4,969)	(61,714)
Prepaid expenses	(14,230)	357	(15,457)	1,217
Inventories	(12,797)	(29,940)	(36,620)	(48,393)
Partner advance	10,358	(2,420)	(18,580)	(2,420)
Accounts payable and accrued liabilities	(21,122)	(78,965)	(43,736)	(28,396)
Tax and royalties payable	51,652	156,781	272,157	85,585
Deferred revenue	-	(425)	(1,280)	(2,530)
Other long-term liabilities	-	18,783	-	18,783
Changes in non-cash working capital	**59,073**	**45,285**	**151,515**	**(37,868)**

(c) Other cash flow information

	Three month periods Ended September 30,		Nine month periods ended September 30,	
	2006	2005	2006	2005
Interest paid	(1,391)	(4,535)	(2,574)	(9,211)
Income taxes paid	(88)	(7,904)	(284)	(7,904)

Addax Petroleum pays taxes and royalties in Nigeria through government liftings taken-in-kind. For the nine month period ended September 30, 2006, such government liftings totalled \$393,301,000 (nine months ended September 30, 2005: \$325,744,000, three months ended September 30, 2006 and 2005: \$197,692,000 and \$107,189,000 respectively).

(d) Cash and cash equivalents

	September 30, 2006	December 31, 2005
Cash and cash equivalents consists of:		
Cash	142,058	6,680
Deposits	1,179	28
	143,237	**6,708**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

10. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent the Addax Petroleum's interests in the jointly controlled assets, liabilities and expenses of its joint ventures.

	September 30, 2006	December 31, 2005
Current assets	69,351	6,749
Non-current assets	323,853	14,982
Current liabilities	(324,103)	(40,683)
Non-current liabilities	(9,493)	-
Net liabilities	**(59,608)**	**18,952**
Expenses	12,757	10,915

11. RELATED PARTY TRANSACTIONS

The following transactions took place between the Corporation and AOG and its other subsidiary companies:

	Three month periods-ended September 30,		Nine month periods-ended September 30,	
	2006	2005	2006	2005
Sales to Addax B.V.	370,281	278,383	899,931	514,606
Charges:				
Addax Bunkering Services	(5,917)	(11,437)	(15,836)	(11,437)
AOG Advisory Services Ltd	(1,605)	(561)	(2,855)	(1,683)
Addax B.V.	(1,878)	(918)	(5,480)	(3,588)
Other	(734)	(1,293)	(761)	(1,920)

The sales to Addax B.V., a marketer of Addax Petroleum crude oil, were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum FPSO's and other marine support vessels.

Other includes charges from Addax Limited for the refund of services paid on behalf of Addax Petroleum and directors' compensation of $720,000 of which $155,000 has been paid in cash and $321,390 has been paid in shares of Addax Petroleum, the remaining balance remains unpaid.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	September 30, 2006	December 31, 2005
Addax B.V.	86,624	109,694
AOG Advisory Services Ltd.	3	281
Addax Limited	(47)	(2,943)

12. GEOGRAPHICAL INFORMATION

Due to the acquisition of PanAfrican and Addax UK Ltd., Addax Petroleum now operates in Nigeria and in Gabon.

	Nine month periods ended September 30, 2006			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	1,479,545	20,945	-	1,500,490
Royalties	(274,423)	(3,891)	-	(278,314)
Net sales	1,205,122	17,054	-	1,222,176
Other income	954	85	7,722	8,761
Total net revenue	**1,206,076**	**17,139**	**7,722**	**1,230,937**
EXPENSES				
Depletion, depreciation and accretion	193,902	10,696	4,664	209,262
Operating	151,574	5,282	616	157,472
Pre-acquisition	-	-	20,652	20,652
Share-based compensation	-	-	19,541	19,541
General and administrative	-	100	14,308	14,408
Interest on long-term debt	-	-	6,791	6,791
PanAfrican acquisition costs	-	567	967	1,534
Other interest and finance income	-	-	570	570
Foreign exchange (gain)/loss	(1,482)	129	(797)	(2,150)
Total expenses	**343,994**	**16,774**	**67,312**	**428,080**
Income before provision for income taxes	**862,082**	**365**	**(59,590)**	**802,857**
Provision for income taxes				
Current	(419,338)	(3,243)	(284)	(422,865)
Future	(192,688)	2,347	-	(190,341)
Net income	**250,056**	**(531)**	**(59,874)**	**189,651**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

	Three month periods ended September 30, 2006			
	Nigeria	Gabon	Corporate	Total
REVENUE				
Petroleum sales	562,935	20,945	-	583,880
Royalties	(111,119)	(3,891)	-	(115,010)
Net sales	451,816	17,054	-	468,870
Other income	512	85	4,660	5,257
Total net revenue	**452,328**	**17,139**	**4,660**	**474,127**
EXPENSES				
Depletion, depreciation and accretion	74,654	10,696	1,748	87,098
Operating	50,808	5,282	265	56,355
Pre-acquisition	-	-	4,310	4,310
Share-based compensation	-	-	6,955	6,955
General and administrative	-	100	5,505	5,605
Interest on long-term debt	-	-	4,969	4,969
PanAfrican acquisition costs	-	567	967	1,534
Other interest and finance income	-	-	248	248
Foreign exchange (gain)/loss	579	129	(1,115)	(407)
Total expenses	**126,041**	**16,774**	**23,852**	**166,667**
Income before provision for income taxes	**326,287**	**365**	**(19,192)**	**307,460**
Provision for income taxes				
Current	(159,529)	(3,243)	(88)	(162,860)
Future	(71,732)	2,347	-	(69,385)
Net income	**95,026**	**(531)**	**(19,280)**	**75,215**

13. PARTNER LOAN RECEIVABLE

Pursuant to the joint venture agreement, Addax Petroleum has advanced $21 million to a joint venture partner. The advance is repayable on demand to Addax Petroleum. It is not expected that the repayment will be requested in the next twelve months.

14. PRE-ACQUISITION EXPENSES

Included in pre-acquisition expenses are costs related to Addax Petroleum New Venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs can include seismic purchases, studies (in-house and external) and consulting.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. EVENT SUBSEQUENT TO SEPTEMBER 30, 2006

On November 10, 2006, the Board of Directors approved a dividend to shareholders of record on November 30, 2006 in the amount of CDN $0.05 per common share to be paid on December 14, 2006.

Addax Petroleum Corporation

Management's Discussion & Analysis

For the three months ended September 30, 2006

Selected highlights[1] ($ million unless otherwise stated)	Three Months ended 30 September 2006	2005	% Change	Nine Months ended 30 September 2006	2005	% Change
FINANCIAL:						
Petroleum Sales before Royalties	**583.9**	385.7	51%	**1,500.5**	840.6	79%
Funds Flow From Operations	**244.5**	163.2	50%	**614.4**	322.2	91%
FFFO per share ($/share)	**1.65**	1.40	18%	**4.43**	2.75	61%
Net Income	**75.2**	85.6	-12%	**189.7**	168.0	13%
Earnings per share ($/share)	**0.51**	0.73	-30%	**1.37**	1.44	-5%
Weighted average common shares outstanding (millions)	**148.0**	117.0	26%	**138.8**	117.0	19%
Capital Expenditures, net of dispositions	**214.1**	117.0	83%	**688.8**	276.1	149%
OPERATIONAL:						
Average working interest gross oil production (mbbls/day):						
Nigeria	**89.1**	74.2	20%	**83.1**	62.0	34%
Gabon	**2.4**	--	--	**0.9**	--	--
Total	**91.5**	74.2	23%	**84.0**	62.0	35%
Prices, expenses and netbacks ($/bbl):						
Nigeria						
Average realized price	**67.90**	59.88	13%	**65.41**	52.21	25%
Operating expense	**6.11**	6.10	0%	**6.71**	6.42	4%
Operating netback	**48.03**	44.14	9%	**46.43**	37.15	25%
Gabon						
Average realized price	**60.48**	--	--	**60.48**	--	--
Operating expense	**15.25**	--	--	**15.25**	--	--
Operating netback	**33.99**	--	--	**33.99**	--	--

(1) *All amounts presented are in United States dollars unless otherwise indicated.*

- Petroleum sales in Q3 2006 amounted to $583.9 million, an increase of 51% over petroleum sales of $385.7 million in Q3 2005.
- Funds flow from operations was $244.5 million in Q3, an increase of 50% over the comparable quarter in 2005 of $163.2 million.
- Funds flow from operations per share in Q3 increased 18% to $1.65 as compared $1.40 in Q3 2005..
- Average realized crude oil sales price in Nigeria in Q3 increased 13% to $67.90/bbl as compared to $59.88/bbl realized in Q3 2005.
- Average realized crude oil sales price in Gabon in Q3 were $60.48/bbl.
- Capital expenditures during the quarter were $214.1 million as compared to $117.0 million in Q3 2005. The capital expenditures for Q3 include development of $118.9 million, license acquisition of $23.0 million and exploration and appraisal of $61.3 million.
- A dividend of $0.05 per share was declared on August 1, 2006 and paid on September 14, 2006.
- PanAfrican was acquired on September 7. PanAfrican has 8 licences covering 716 hectares of which 4 licenses are in production. Development work continues to increase the pipeline capacity onshore and 2 drilling rigs were in operation on the Addax Petroleum Gabon acreage.
- Development work in the Okwori and Nda fields in OML126 (previously reported as OPL90) in Nigeria continued.
- Development of OML123 in Nigeria continued including the installation of the new FPSO, which commenced operation subsequent to the quarter end, resulting in only 5 days of shutdown.
- Appraisal work of the Taq Taq field in the Kurdistan Region of Iraq continued with commencement of drilling operations.
- Exploration work in all blocks of the JDZ continued
- Appraisal of the Okwok property in Nigeria continued with the commencement of drilling operations.

Third Quarter Financial Update

INITIAL PUBLIC OFFERING

Addax Petroleum completed its initial public offering of 21 million common shares on February 16, 2006. On February 24, 2006 the issuance of an additional 2.1 million common shares was completed after the exercise of the over-allotment option. Gross proceeds of these issuances was CDN$ 450,450,000.

SECOND PUBLIC OFFERING

Addax Petroleum completed a second public offering of 14.75 million common shares on September 6, 2006. This included 1.75 million shares from the exercise of the over-allotment option by the underwriters. These shares were exchanged for subscription receipts issued to the market in August 2006. Gross proceeds of these issuances were CDN$ 401,937,500; the proceeds from this offering were used to finance the acquisition of PanAfrican in Gabon.

DEBT FINANCING

Addax Petroleum arranged a new debt facility to finance, in part, the acquisition of PanAfrican. This involves a senior secured acquisition bridge facility underwritten by BNP Paribas, Standard Chartered Bank and Natexis Bank Populaires totalling $1 billion. As at September 30, 2006 $850 million had been drawn down. This facility is due for renewal on August 30, 2007, however Addax Petroleum is arranging a long term facility to replace it.

Third Quarter Operational Update

HIGHLIGHTS

During the third quarter Addax Petroleum expanded its production operations beyond Nigeria by integrating the PanAfrican operations in Gabon acquired on September 7th. Production operations highlights include:

- Attributable average oil production during the quarter of 91,500bbls/d. Production for the prior quarter was 79,900bbls/d.
- By quarter end was operating a total of seven drilling rigs comprising four land rigs (one each in Nigeria and Kurdistan and two in Gabon), two jack-up rigs (OML123 and Okwok) and one semi-submersible (OML126).
- A production milestone of exceeding 100,000bbls/d when the first Nda field development well was brought on stream.
- Safe and successful change-out of the Knock Taggart FPSO for the larger Knock Adoon FPSO on OML123, offshore Nigeria in September.
- Added 3 production wells offshore Nigeria.
- Started the multi-well exploration and appraisal program on the Okwok field close to OML123 offshore Nigeria and completed in October
- Finished drilling and coring operations on Taq Taq 4 well and prepared to run completion equipment in preparation for flow testing

ACQUISITION

Addax Petroleum completed the acquisition of PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") and Pan-Ocean Energy UK Ltd on September 7, 2006 for CDN$1.605 billion in cash ($1.441 billion) and assumption of net debt totalling CDN$6.8 million ($6.1 million), after the approval from the Royal Court of Jersey and certain Pan-Ocean shareholders. Addax Petroleum funded this acquisition by the second public offering to the market, new debt financing and internally generated cash. Subsequent to the acquisition, Pan-Ocean Energy UK Ltd has been renamed Addax Petroleum UK Ltd ("Addax UK").

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licenses in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing.

At the acquisition date PanAfrican was producing approximately 10.1 mbbls/day (average of July and August production 2006) of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the report of their external reserve engineers, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land, 55% of this acreage is offshore.

The operating and financial results for the quarter include PanAfrican's results from September 7, 2006. The comparative figures are for Addax Petroleum only, unless stated otherwise.

PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum's production operations occur on its Nigerian offshore properties OML123 and OML126 (previously OPL90) and onshore property OML124 and the acquired Gabon onshore and offshore properties.

Nigeria

In Nigeria, where Addax Petroleum holds 100% interest in its producing properties, production averaged 89,100 bbls/d of which 95% was produced offshore from OML123 and OML126. A significant corporate milestone was achieved during the quarter where, for the first time in Addax Petroleum's history it produced over 100,000bbls in a single day, all in Nigeria.

OML123 (Offshore)

Production from OML123 during the quarter averaged 48,400 bbls/day compared to 51,838 bbls/day in the previous quarter. All OML123 production was shut-in from September 24th through to September 29th while the Knock Taggart FPSO was safely and successfully changed-out for the larger Knock Adoon FPSO. Over the following three days production was steadily restored to pre shut-in levels. The Knock Adoon is designed to store up to 1,700,000 barrels of crude oil compared to storage capacity of 1,000,000 barrels on the replaced Knock Taggart. The Knock Adoon FPSO also offers a processing capacity of 60m bbls/dayay of crude oil and a total liquids (oil and water) processing capacity of 140m bbls/dayay. Incorporated in this facilities upgrade and expansion is an off-loading buoy terminal to allow more efficient crude oil offloading and to accommodate larger tankers. The replacement of the OML123 FPSO was a major marine project that required greater than 2 million man-hours. The complexity of the change-out operation itself required up to 16 marine support vessels and 3 onshore support bases coordinating the simultaneous shutdown of all associated production facilities on OML123.

Other major projects ongoing during the quarter include the Oron field development and redevelopment of the Adanga processing facility.

Drilling continued on OML123 during the quarter and was not disrupted during the FPSO change-out. Two additional production wells were brought on stream within the quarter, but rig activities concentrated on drilling and preparing wells for completion during the fourth quarter.

OML126 (Offshore)

Production from OML126 during the quarter averaged 36,700 bbls/day compared to 24,300 bbls/day in the previous quarter.

Development activity has been confined to the drilling and subsea tie-back of development wells on the Okwori and Nda fields using the Scarabeo-3 semi-submersible drilling rig. During the quarter, three new wells were brought on stream.

OML124 (Onshore)

Production from OML124 during the quarter averaged 4,000 bbls/day compared to 3,763 bbls/day in the previous quarter.

Gabon

Addax Petroleum completed the acquisition of PanOcean Energy's Gabon operations on September 7th; this operational report references the entire quarter. Addax Petroleum's production operations in Gabon centre around the onshore, operated Maghena and Panthere NZE producing oil fields and the Shell-operated Koula field presently in development planning and the offshore, Vaalco-operated producing Etame oil field, the Avouma oil field under development and the Ebouri oil field presently in development planning. Cumulative production attributable to Addax Petroleum since September 7th was 0.2mmbbls equating to a daily production rate for the period of 2,400 bbls/day.

Onshore Operations

Production from the Maghena and Panthere NZE oil fields continued to utilize the Total-operated Avocette terminal for oil export which restricted the fields' actual productive capacity. Maghena continued to produce through a 5,000 bbls/day Early Production Facility during the quarter while work continued on the construction of new 30,000 bbls/day Central Production Facility oil processing facilities at the Maghena field, a new 33 kilometer, 10-inch export pipeline from Maghena to Coucal and additional pumping capacity at the Total-operated Coucal facility. These facilities are substantially complete and the new production and export system is expected to be operational during the fourth quarter of 2006 thereby removing hitherto processing and export constraints. Addax Petroleum's export pipeline capacity through the end of the year will be 30,000 bbls/day with further capacity expansion under discussion.

The third quarter saw a continuation of the successful 2006 Maghena onshore drilling programme, with the completion of two further horizontal development wells and the spudding of a third well. In the first three quarters of 2006, a total of seven horizontal development wells have been successfully drilled and completed in the Maghena field.

At the end of the second quarter, the drilling rig the Simpler 101 was mobilized to the Panthere NZE field and drilled and completed the development well with a 700 metre horizontal drain in the Dentale reservoir. The rig was then moved to the eastern flank of the field to drill the Panthere NZE East appraisal well with better than expected results as it encountered the reservoir at a shallowest level yet in the field. Drilling of a horizontal development well followed. The results of the appraisal well and subsequent horizontal development well suggest material easterly extension of the Panthere NZE not previously recognized.

On the Shell-operated Awoun permit, the Koula West appraisal well was spudded in September and concluded in October but did not confirm a westerly extension of the field.

Offshore Operations

Offshore production and development operations were focused on the producing Etame field and the satellite Avouma field currently under development. Government approval has been received to proceed to develop a further satellite, the Ebouri field.

The Etame gross average field production was 17,719 bbls/day for the quarter. The field co-venturers are looking to further optimize the field to maintain these levels of production. Only a minor shut-down of the FPSO is now anticipated to enable the tie-in of the Avouma field and to complete some de-bottlenecking modifications to the process equipment.

Avouma development continues to be on schedule and on budget. During the third quarter of 2006, the Avouma production platform was installed and pre-commissioning activities are ongoing. The export pipeline to the Etame field FPSO is in place and the flex riser is due to be installed in November. The drilling rig has now arrived at location to begin drilling the two development wells.

EXPLORATION & APPRAISAL OPERATIONS

During the quarter Addax Petroleum has been progressing exploration and appraisal activities on the Okwok field in OML67 close to OML123 offshore Nigeria and on the Taq Taq field in the Kurdistan Region of Iraq. On its other exploration properties, namely the JDZ blocks, OPL225 offshore Nigeria and Ngosso offshore Cameroon, Addax Petroleum continues to process and interpret 3D seismic data recently acquired to plan 2007/2008 exploration drilling.

Nigeria (OML67, Okwok)

Following acquisition of a 40% participating interest in the Okwok field in late June Addax Petroleum, in its capacity as Technical Adviser on the field, commenced a multi-well exploration and appraisal program using the GlobalSanteFe High Island IX jack-up. The 2006 Okwok campaign was completed in October and the High Island IX, which remains under contract to Addax Petroleum, has now moved to OML123 close by to undertake development and exploration drilling.

The objectives of the 2006 Okwok campaign were met and demonstrated the presence of medium to light oils and non-optimized well flow capability in excess of 1,200 bbls/day. Well results are being incorporated into revised subsurface models to guide 2007 appraisal and potential early production development schemes.

Kurdistan Region of Iraq (Taq Taq)

The drilling and coring of Addax Petroleum's first well, on the Taq Taq field in the Kurdistan region of Iraq was concluded during the quarter. Since the end of the quarter the well has been in the process of been completed and flow tested. Wireline pressure data and core data confirm the presence of an oil column in excess of 500 meters and, at least in the region of the well, an extensive and productive fracture system. Operations at Taq Taq have proceeded slower than might otherwise have been anticipated but progress has been consistent with a new operation in, a logistically difficult location.

Management's Discussion & Analysis

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated November X, 2006 and should be read in conjunction with Addax Petroleum's interim consolidated financial statements as at September 30, 2006 and for the three and nine month periods ended September 30, 2006 and 2005 together with the notes thereto and the consolidated financial statements of Addax Petroleum N.V. as at and for the year ended December 31, 2005 together with the notes thereto and related Management's Discussion and Analysis. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 28, 2006 and which is available at www.sedar.com. All amounts presented are in United States dollars unless otherwise indicated.

LEGAL NOTICE – FORWARD LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operations determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

PRODUCTION

Extensive continuing capital investment in 2006 has resulted in record levels of production in the first nine months of 2006, representing an increase of 49% over the same period in 2005. Production also increased in Q3 over the previous quarter by 23% driven by increased production at OML126 and the acquisition of PanAfrican properties in Gabon. Over 90% of Addax Petroleum's production in Q3 was from offshore Nigeria. Addax Petroleum's average working interest production for each license area was as follows:

Average working interest oil production *(mbbls/day)*	Three Months ended 30 September 2006	2005	Change	Nine Months ended 30 September 2006	2005	Change
Before Royalties:						
Nigeria						
OML123	**48.4**	47.9	1%	**50.2**	45.9	9%
OML126	**36.7**	22.7	61%	**29.2**	12.6	132%
Subtotal – Offshore	**85.1**	70.6	21%	**79.4**	58.5	36%
OML124	**4.0**	3.6	12%	**3.7**	3.5	5%
Subtotal – Nigeria	**89.1**	74.2	20%	**83.1**	62.0	34%
Gabon						
Panthere NZE	**0.5**	--	--	**0.2**	--	--
Maghena	**0.3**	--	--	**0.1**	--	--
Remboue	**0.2**	--	--	**0.1**	--	--
Subtotal – Onshore	**1.0**	--	--	**0.4**	--	--
Etame	**1.4**	--	--	**0.5**	--	--
Subtotal – Gabon	**2.4**	--	--	**0.9**	--	--
Total	**91.5**	74.2	23%	**84.0**	62.0	49%

Nigeria Properties

OML123

In OML123, daily production has continued to increase in the first nine months of 2006 and for the third quarter of 2006 as compared to the same periods in 2005. Five new production wells have been added to this block in the first nine months of 2006 (2 wells added in Q3 2006) bringing the total producing wells for the license to 51. From September 26 the production of OML123 was shut in to facilitate the change over of the FPSO Knock Taggart to a larger FPSO Knock Adoon. Production recommenced on October 1. The shut down period was 5 days, compared to a budgeted shut down period of 10 Days. The changeout resulted in the deferral of 340 mbbls in the third quarter.

OML126

In the quarter OPL90 was successfully converted to OML126 by the Nigerian authorities. All references to OML126 in the current report were previously reported as OPL90. The OPL 225 license name has not changed.

OML126 commenced production in the first quarter of 2005, and output has continued to increase. During 2006 drilling and facilities work has continued to increase production. 5 new production wells have been added to this block in the first nine months of 2006 (3 wells added in Q3 2006) bringing the total producing wells for the license to 11.

OML124

In OML124, daily production has again slightly increased in both the quarter and year to date periods as compared to 2005. This has been achieved due to a well work over campaign. There are 15 producing wells in OML124.

Gabon Properties

Addax Petroleum acquired the Gabon properties from Pan-Ocean Energy on September 7, 2006. The Gabon properties produced an average of 9.4 mbbls/day for the 24 days from acquisition to the end of the period. To give an indication of the operational history for these properties the following table shows the average working interest production for the Gabon properties for the corresponding periods when they were operated by Pan-Ocean:

Average working interest oil production *(mbbls/day)*	**Three Months ended 30 September** 2006	2005	Change	**Nine Months ended 30 September** 2006	2005	Change
Before Royalties:						
Gabon						
Panthere NZE	**1.6**	1.0	56%	**1.6**	1.7	-6%
Maghena	**1.9**	2.0	-2%	**1.8**	0.7	182%
Remboue	**0.8**	0.9	-15%	**0.8**	1.0	-16%
Subtotal – Onshore	**4.3**	3.9	10%	**4.2**	3.4	24%
Etame	**5.6**	6.3	-12%	**5.6**	6.0	-7%
Total – Gabon	**9.9**	10.2	-3%	**9.8**	9.4	4%

Maghena & Panthere NZE

Maghena & Panthere NZE are located onshore Gabon and at the end of the period had 10 completed wells. Export capacity relating to both Maghena and Panthere NZE is currently limited to approximately 5.0 mbbls/day gross. Accordingly, only three of the ten recently drilled and completed development wells are producing, the remainder being capacity constrained. Addax Petroleum plans to increase production upon completion of the Maghena to Coucal export pipeline.

Addax Petroleum has a 92.5% working interest in the Maghena license and a 92.5% working interest in the Panthere NZE license. Average production for the 24 days to the end of September was 1.4 mbbls/day at Maghena and 1.8 mbbls/day at Panthere NZE.

Remboué

Remboué is located onshore Gabon and at the end of the period has 7 producing wells. Addax Petroleum has a 92% working interest and average production for the 24 days to the end of September was 0.8 mbbls/day.

Etame

Etame is located offshore Gabon and at the end of the period has 4 producing wells. Addax Petroleum has a 31.36% working interest and average production for the 24 days to the end of September was 5.4 mbbls/day.

CRUDE OIL MARKETING AND PRICES

Addax Petroleum currently produces and sells crude oil from 3 streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126), as well as 4 streams in Gabon: Panthere NZE, Remboué, Maghena and Etame. The selling price for each area is based on the Dated Brent Benchmark Price plus a premium or a discount depending on the quality of the crude oil. Summarized below are the average prices and premiums or discounts for each producing region and for significant individual streams.

	Three Months ended			Nine Months ended	
($/bbl)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Average Dated Brent Benchmark Price	**69.49**	69.62	61.53	**66.96**	53.54
Nigeria - Total					
Average Premium (Discount)[1]	**(1.96)**	(1.94)	(2.14)	**(2.04)**	(2.80)
Average Realized Sales Price	**67.90**	67.85	59.88	**65.41**	52.21
OML123					
Average Premium (Discount)[1]	**(4.00)**	(3.16)	(2.90)	**(3.98)**	(3.68)
Average Realized Sales Price	**66.36**	66.09	58.64	**63.52**	50.01
OML126					
Average Premium (Discount)[1]	**0.37**	0.87	(0.82)	**0.82**	0.28
Average Realized Sales Price	**69.60**	70.16	62.62	**68.10**	60.50
Gabon - Total					
Average Premium (Discount)[1]	**(1.23)**	--	--	**(1.23)**	--
Average Realized Sales Price	**60.48**	--	--	**60.48**	--
Total Average Realized Sales Price	**67.60**	67.85	59.88	**65.34**	52.21

(1) Average Premium (Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Average Dated Brent Benchmark Prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the Average Premium (Discount) to Brent Crude.

Tension in the Middle East, the loss of Alaskan supplies due to pipeline failure, and speculative buying all helped to push oil markets to record highs in early August 2006, but thereafter a major downward correction set in. The cessation of hostilities in Lebanon, the easing of the confrontation over Iran's nuclear ambitions and a significantly below-average US Hurricane Season were all negative factors. IEA forecasts for 2006 global demand were revised downwards in July and again in September, while inventories of crude oil and refined products remained at or above year-earlier levels in the main consuming regions.

International benchmark crude oil prices such as Dated Brent fell steadily through the remainder of the third quarter, with the decline gathering pace towards the end of September after the close of the US Summer driving season. Despite a drop of more than 20% in absolute price from the July high of $78.00/bbl, average prices for the third quarter were similar to those of the second quarter.

For the nine months to end-September 2006 Dated Brent averaged almost $67.00/bbl – around 25% above the average for the corresponding nine months of 2005. The average realized price for Nigerian liftings for the current nine month period also rose by 25% compared to the same period in 2005.

Addax Petroleum average realized prices for Nigerian crude were 13% higher in Q3 2006 than in Q3 a year earlier, in line with the 13% increase in the benchmark between the two periods.

OML123 continues to be sold both spot and term at discounts to Dated Brent of the order of $3.00 to $4.00/bbl. This discount remains relatively stable, as would be expected from a mature producing stream with little changes in the quality of the oil, and with established patterns of trade.

OML126 has been sold spot and term at steadily improving premiums to Brent, as the grade has become more established in the market place. Going forward it is anticipated that the premium to Dated Brent will probably stabilize slightly above $1.00/bbl for individual cargoes, although this may not be fully reflected in comparisons with the quarterly average benchmark.

Gabon's net realized average oil price on export since acquisition was $60.48/bbl, a $1.23/bbl discount to the $61.76 Brent average oil prices for the month of September.

PETROLEUM SALES AND SALES VOLUMES

Petroleum sales are reported on the basis of oil volumes sold gross of royalties and exclude any volumes held as inventory at the end of the period. Inventory held at the beginning of period is included in sales during the period together with the related costs and any overlifts are accounted for as deferred income on the balance sheet. Inventory held as at September 30, 2006 was 973 mbbls compared to 1,101 mbbls as at June 30, 2006. As part of the PanAfrican acquisition 156 mbbls of inventory was acquired. The petroleum sales volumes and mixes are as set out in the table below:

Petroleum Sales Volumes	Three Months ended			Nine Months ended	
(Mmbbls)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria					
OML123	4.5	4.8	4.4	13.6	12.6
OML126	3.4	2.6	1.7	8.1	2.7
OML124	0.4	0.3	0.3	0.9	0.9
Subtotal – Nigeria	8.3	7.7	6.4	22.6	16.2
Gabon					
All licences	0.4	--	--	0.4	--
Total	8.7	7.7	6.4	23.0	16.2

The changing mix of petroleum sales between the Addax Petroleum properties is set out in the table below:

Petroleum Sales Mix	Three Months ended			Nine Months ended	
(%)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria					
OML123	51%	62%	69%	59%	78%
OML126	39%	34%	27%	35%	17%
OML124	5%	4%	4%	4%	5%
Subtotal – Nigeria	95%	100%	100%	98%	100%
Gabon					
All licences	5%	--	--	2%	--
Total	100%	100%	100%	100%	100%

The petroleum sales dollar amounts are as set out in the table below:

Petroleum Sales	Three Months ended			Nine Months ended	
($ millions)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria					
OML123	303.4	319.9	262.0	865.4	632.4
OML126	232.5	178.3	106.3	551.2	160.0
OML124	27.1	24.2	17.4	63.0	48.2
Subtotal – Nigeria	563.0	522.4	385.7	1,479.6	840.6
Gabon					
All licences	20.9	--	--	20.9	--
Total Petroleum Sales	583.9	522.4	385.7	1,500.5	840.6

Total petroleum sales have increased by 79% for the first nine months of 2006 and 51% for the third quarter of 2006 as compared to the same periods in 2005. Total petroleum sales also increased by 12% in Q3 2006 over Q2. These increases are primarily as a result of increased sales volumes and higher realized prices, the movements in which have been discussed previously.

ROYALTIES

In Nigeria, royalties are comprised of Royalty Oil, Niger Delta Development Corporation (NDDC) levy, Education Tax, Nigeria National Petroleum Corporation's (NNPC) share of Profit Oil and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, a profit share royalty is paid to TOTAL, one of the previous license holders of OML126 as part of the acquisition agreement when Addax Petroleum acquired the block.

In Gabon, royalties includes Government royalties plus any Profit Oil payments in excess of the taxes payable at the Gabonese statutory rate. Royalties are determined in accordance with the applicable Production Sharing Contract.

Royalties	Three Months ended			Nine Months ended	
($ millions)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria – OML123/124					
Royalty Oil	22.7	24.2	21.8	64.6	53.4
NDDC levy	2.3	2.9	0.5	8.7	3.9
Education Tax	4.8	4.9	3.1	12.8	8.7
NNPC's share of Profit Oil	31.2	33.8	24.8	89.9	58.4
Cost Penalty Arrangement	2.0	2.6	4.3	8.4	4.3
Royalties – Nigeria OML123/124	63.0	68.4	54.5	184.4	128.7
Nigeria – OML126					
Royalty Oil	14.6	7.9	3.7	28.7	5.4
NDDC levy	1.9	2.9	2.8	7.9	4.8
Education Tax	3.4	2.0	0.9	7.0	0.9
NNPC's share of Profit Oil	22.0	8.8	--	40.2	--
Cost Penalty Arrangement	--	--	--	--	--
Okwori Net Profit Interest	6.2	--	--	6.2	--
Royalties – Nigeria OML126	48.1	21.6	7.4	90.0	11.1
Gabon					
Royalty Oil	2.3	--	--	2.3	--
Government's share of Profit Oil	1.6	--	--	1.6	--
Royalties – Gabon	3.9	--	--	3.9	--
Total Royalties	115.0	90.0	61.9	278.3	139.8
Royalties as a percentage of related sales (%)					
Nigeria	20%	17%	16%	19%	17%
OML123/124	19%	20%	19%	20%	19%
OML126	21%	12%	7%	16%	7%
Gabon	19%	--	--	19%	--

In Nigeria, royalties for OML123/124 have increased by 43% in the first nine months of 2006 and by 16% in the third quarter of 2006 as compared to the same periods in 2005. The total royalties for OML 123/124 remain steady as a percentage of sales but increase in value due to the increase in production and prices.

In OML126, the absolute value of royalties and the percentage of sales are both increasing. The percentage of royalties related to sales has increased as the assets' capital allowances have been used. The absolute value of royalties has increased due to the use of capital allowances, the increase in production and the increase in crude oil prices.

Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with sales volumes. Profit Oil is the profit remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production. The increase in royalties is driven by increased Royalty Oil and Profit Oil due for OML123/124 and OML126 resulting from a combination of increased production and higher benchmark crude oil prices. Increased production and increased oil prices are the main drivers of the year on year change. Production from OML126 only commenced in May 2005.

TOTAL is entitled to 8% net profit interest in the Okwori field (of OML126), once total revenues exceed total costs including all royalties and taxes. Total revenues exceeded total costs for the first time in Q3 2006.

Nigerian royalties as a percentage of sales has changed as the sales mix of the revenue streams has changed with an increased proportion from OML126.

In Gabon, royalties include government royalties, which are levied as a percentage on petroleum sales, increasing with sales volumes, plus any Profit Oil payments in excess of the taxes payable at the statutory Gabonese rate. Government royalties were levied during the current quarter at rates of 3% for Panthere NZE and Remboué, 4.5% for Maghena and at a rate of 15% for Etame.

OPERATING EXPENSES

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabon operations.

Operating Expenses ($ millions and per barrel sold)	Three Months ended 30 Sep 2006	 30 Jun 2006	 30 Sep 2005	Nine Months ended 30 Sep 2006	 30 Sep 2005
Nigeria					
OML123/124	**35.0**	36.9	30.0	**107.6**	86.2
OML126	**16.0**	17.0	9.2	**44.6**	17.8
Total – Nigeria	**51.0**	53.9	39.2	**152.2**	104.0
Gabon	**5.3**	--	--	**5.3**	--
Total Operating Expenses	**56.3**	53.9	39.2	**157.5**	104.0
PER BARREL SOLD ($/bbl):					
Nigeria					
OML123/124	**7.21**	7.16	6.37	**7.40**	6.36
OML126	**4.71**	6.42	5.44	**5.48**	6.49
Total – Nigeria	**6.11**	6.99	6.10	**6.71**	6.42
Gabon	**15.25**	--	--	**15.25**	--
Total Operating Expenses	**6.47**	6.99	6.10	**6.81**	6.42

There is an upward pressure on operating costs world-wide due to high demand for oil services. Addax Petroleum continues to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long term contracts, but with crude oil prices remaining high, upward cost pressure is expected.

Operating expenses in Nigeria increased by 46% for the first nine months of 2006 and by 30% for the third quarter of 2006 as compared to the same periods in 2005. The increases are principally due to the coming on stream of OML126, to bonus payments made to employees for OML123/124 and to higher service costs resulting from the increase in industry wide activity in reaction to higher crude oil prices. For OML123/124, the increase in operating expenses for the first nine months of 2006 compared to the same period in 2005 is due to increased personnel costs of $9.9 million mainly relating to a special bonus and allowances paid to the Nigerian staff following union negotiations and an increase in vessel costs of $10.7 million including a settlement of a contract relating to the period from April 2004 to March 2006 (increase of $3.6 million). For OML126, the increase in operating expenses mainly relates to the FPSO ($6.7 million) and vessel costs ($3.4 million). The decrease in operating expenses in Nigeria for Q3 2006 compared to Q2 2006 of 5% was due to high bonus payments made to employees in Q2.

Operating costs in Gabon are impacted by restrictions in production onshore which results in high per barrel costs. The pipeline used for the Maghena and Panthere NZE fields is capacity constrained and therefore the production is constrained, which means the production is currently not as cost efficient as it could be. As mentioned previously Addax Petroleum has future plans to increase the production capacity at these fields. At Remboué, field barges are used to transport production resulting in a higher cost than in other transportation due to the relatively small amounts that are transported.

OPERATING NETBACKS

Operating netbacks is a non-GAAP measure and represents the per-barrel profit margin associated with the production and sale of crude oil and is calculated as the funds generated from operations per barrel sold, prior to corporate charges. The components of operating netbacks are shown below:

Operating Netbacks	Three Months ended			Nine Months ended	
($ per barrel sold)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria – OML123/124					
Average Realized Sales Price	**66.73**	66.44	58.89	**63.90**	50.28
Royalties	**(12.98)**	(13.28)	(11.55)	**(12.68)**	(9.50)
Net Sales	**53.75**	53.16	47.34	**51.22**	40.78
Operating expense	**(7.21)**	(7.16)	(6.37)	**(7.40)**	(6.36)
Operating Netback, before tax – OML123/124	**46.54**	46.00	40.97	**43.82**	34.42
Nigeria – OML126					
Average Realized Sales Price	**69.60**	70.16	62.62	**68.10**	60.50
Royalties	**(14.17)**	(8.16)	(4.33)	**(11.05)**	(4.04)
Net Sales	**55.43**	(62.00)	58.29	**57.05**	56.46
Operating expense	**(4.71)**	(6.42)	(5.44)	**(5.48)**	(6.49)
Operating Netback, before tax – OML126	**50.72**	55.58	52.85	**51.57**	49.97
Gabon					
Average Realized Sales Price	**60.48**	--	--	**60.48**	--
Royalties	**(11.23)**	--	--	**(11.23)**	--
Net Sales	**49.24**	--	--	**49.24**	--
Operating expense	**(15.25)**	--	--	**(15.25)**	--
Operating Netback, before tax – Gabon	**33.99**	--	--	**33.99**	--
Total Operating Netback, before tax	**47.90**	49.17	44.14	**46.49**	37.15

In Nigeria, operating netbacks per barrel sold for OML123/124 increased by 27% for the first nine months of 2006 and by 14% for the third quarter of 2006 as compared to the same periods in 2005. The operating netback for OML123/124 increased by 1% in Q3 2006 as compared to Q2. These increases were primarily driven by higher production and higher average realized sales prices partially offset by a corresponding increase in royalties and an increase in operating expenses.

Operating netbacks per barrel sold for OML126 increased by 3% for the first nine months of 2006 and decreased by 4% for the third quarter of 2006 as compared to the same periods in 2005. The overall increase was primarily driven by the factors described above for OML123/124.

For Nigeria overall, the changing mix of sales between OML123/124 and OML126 influences the operating netback. As sales from OML126 increase, a higher royalty percentage rate is seen leaving a lower operating netback.

In Gabon, operating netbacks are lower than the Nigerian figures due to the high operating expense as discussed previously. This is exacerbated due to the low production as capacity is constrained giving a high operating expense/bbl figure.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

The costs of oil and natural gas properties are depleted on a unit-of-production basis by cost pool, based on Addax Petroleum's share of gross estimated proved reserves for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves utilized to compute DD&A for the quarter for the Nigerian cost pool were based on the independent reserve engineer's estimate of proved reserves at December 31, 2005 and adjusted for any additions or deletions based on internal estimates. Addax Petroleum used a proved reserve estimate of 120.5 million barrels as at September 30, 2006. The proved reserve figure used in calculating DD&A includes upward adjustments of 36.7 million barrels compared to the reserve base as at December 31, 2005 due to increases in proved reserves during 2006.

The proved reserves utilized to compute the depletion for the Gabonese cost pool were based on the external reserves report as a January 1, 2006. The proved reserves figure used for Gabon was 35.9 million barrels.

DD&A	Three Months ended			Nine Months ended	
($ millions, $ per barrel sold)	**30 Sep 2006**	**30 Jun 2006**	**30 Sep 2005**	**30 Sep 2006**	**30 Sep 2005**
Depletion of oil assets					
Nigeria	**75.6**	64.0	49.5	**196.3**	105.8
Gabon	**10.6**	--	--	**10.6**	--
Total Depletion	**86.2**	64.0	49.5	**206.9**	105.8
PER BARREL SOLD ($/bbl):					
Nigeria	**9.05**	8.31	7.72	**8.65**	6.54
Gabon	**30.52**	--	--	**30.52**	--
Total Depletion	**9.91**	8.31	7.72	**8.94**	6.54
Accretion of Asset Retirement Obligation					
Nigeria	**0.6**	0.6	0.5	**1.7**	1.6
Gabon	**0.1**	--	--	**0.1**	--
Total Accretion	**0.7**	0.6	0.5	**1.8**	1.6
Depreciation					
Corporate and Other	**0.2**	0.2	0.3	**0.6**	0.7
Total Depreciation	**0.2**	0.2	0.3	**0.6**	0.7
Total DD&A	**87.1**	64.8	50.3	**209.3**	108.1

In Nigeria, the depletion increased by 85% for the first nine months of 2006 and by 53% for the third quarter of 2006 as compared to the same periods in 2005. The depletion increased by 18% in Q3 2006 as compared to Q2. These increases are mainly due to the inclusion of approximately $68.1 million of depletion on OML126 for the first nine months of 2006 ($27.8 for the same period of 2005) and the increase in OML123 sales (8% increase on the year to date figures, as noted previously). The increase in Q3 2006 compared to Q2 is primarily due to increased production.

Depreciation on the Gabon assets is included for the first time. It is anticipated that exploration, appraisal and development drilling will result in increased reserves and reduce the per barrel rate over time.

The depletion on a per barrel sold basis has increased due to the continued investment by Addax Petroleum in its oil properties. See the discussion of the capital expenditure during the period.

CORPORATE EXPENSES

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative expenses mainly incurred by the corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share based compensation and other income and expenses.

Corporate Expenses	Three Months ended			Nine Months ended	
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
($ millions, $ per barrel sold)	2006	2006	2005	2006	2005
General and Administrative Expenses	5.6	5.5	2.6	14.4	6.6
G&A per barrel sold ($/bbl)	0.64	0.71	0.41	0.62	0.41
Pre-Acquisition Expenses					
New Venture Costs – Nigeria	2.6	1.7	0.2	6.9	0.2
New Venture Costs – Other	1.6	2.1	0.3	5.3	2.8
Taq Taq Operating Costs	0.1	0.6	1.7	8.5	1.7
Total Pre-Acquisition Expenses	4.3	4.4	2.2	20.7	4.7
Share-Based Compensation	6.9	12.6	--	19.5	--
Earnings per share impact ($)	0.05	0.09	--	0.14	--
Acquisition expenses					
PanAfrican	1.5	--	--	1.5	--
Other (Income) Expenses					
Interest Charges	5.0	0.6	1.8	6.8	2.0
Other Finance Charges	0.3	0.2	0.3	0.6	0.4
Foreign Exchange (Gain) Loss	(0.5)	(1.3)	(0.7)	(2.2)	0.8
Other Income	(5.2)	(2.3)	(0.4)	(8.7)	(1.3)
Total Other (Income) Expenses	(0.4)	(2.8)	1.0	(3.5)	1.9
Total Corporate Expenses	17.9	19.7	5.8	52.6	13.2

General and administrative expenses increased by 118% for the first nine months of 2006 and by 115% for the third quarter of 2006 as compared to the same periods in 2005. General and administrative expenses increased by 2% in Q3 2006 as compared to Q2. The reason for the year to date increase is the additional employees resulting from expansion activities within the commercial and finance departments in the Geneva office working specifically on corporate activities as a result of Addax Petroleum being a publicly quoted company.

Pre-acquisition expenses include costs related to Addax Petroleum's New Venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs include seismic purchases, studies (in house and external) and consulting. Pre-acquisition expenses continue to increase for the nine months in 2006 compared to the same period in 2005 but pre-acquisition expenses for Q3 2006 decreased by 3% as compared to Q2. The reason for the overall increases is due to Addax Petroleum aggressively seeking new business opportunities in its core areas. Included in pre-acquisition expenses are costs incurred for the operation of the Taq Taq property in the Kurdistan Region of Iraq and costs incurred relating to the blocks in the Joint Development Zone of Nigeria. The Taq Taq expenses are mainly comprised of the field set up and support costs, together with final 2D seismic expenditures. Commencing in Q2 2006, Addax Petroleum began capitalizing capital costs incurred for the operation of Taq Taq which were previously expensed.

Share-based compensation relates to share awards to employees and directors of Addax Petroleum some of which are vested immediately and some over a three year period. AOG awarded 1,000,000 common shares of Addax Petroleum to current employees and directors during the second quarter of the year. The grant dates of the shares were May 16, 2006 and June 30, 2006. The shares vest as follows: 203,050 shares immediately on May 16; 265,650 shares immediately on June 30; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted was $26.9 million based on their value on grant date.

Addax Petroleum awarded 599,097 common shares to current employees as part of a new management compensation scheme. These share vest as follows: a third on the grant date, a third one year after the grant date and a third two years after the grant date. The fair value of the common shares granted was $14.6 million based on the trading price of the common shares on grant date.

As required by GAAP, Addax Petroleum has recorded the award based on the fair value of the shares at grant date and will amortize the remaining share awards over the two year vesting period.

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit of production basis with the cost pool to which it relates or otherwise expensed. Other (income) expenses have reduced during the nine months of 2006 due low average loan balance during the period.

INCOME TAXES

Income taxes paid in Nigeria and Gabon are pursuant to the production sharing contracts which govern Addax Petroleum's operations at each of its properties and vary materially based primarily upon prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable rate for Addax Petroleum's Nigerian production sharing contract is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate tax rate in Gabon is 35%. Income tax obligations in Gabon are satisfied out of a portion of the Government of Gabon's share of profit oil.

Income Taxes	**Three Months ended**			**Nine Months ended**	
($ millions and per barrel produced)	**30 Sep 2006**	**30 Jun 2006**	**30 Sep 2005**	**30 Sep 2006**	**30 Sep 2005**
Current Income Taxes					
Nigeria					
OML123/124	**130.0**	131.2	100.7	**337.8**	249.6
OML126	**30.5**	44.6	6.6	**82.5**	6.6
Total – Nigeria	**160.5**	175.8	107.3	**420.3**	256.2
Gabon	**3.2**	--	--	**3.2**	--
Other	**(0.9)**	0.1	0.1	**(0.7)**	0.7
Total Current Income Taxes	**162.8**	175.9	107.4	**422.8**	256.9
Future Income Taxes					
Nigeria					
OML123/124	**0.4**	10.5	9.3	**23.7**	24.4
OML126	**71.3**	49.7	26.2	**168.9**	26.2
Total – Nigeria	**71.7**	60.2	35.5	**192.6**	50.6
Gabon	**(2.3)**	--	--	**(2.3)**	--
Total Future Income Taxes	**69.4**	60.2	35.5	**190.3**	50.6

In Nigeria, current income taxes increased by 64% for the first nine months of 2006 and by 50% for the third quarter of 2006 as compared to the same periods in 2005. The overall increase in current income taxes for OML123/124 is in proportion to sales revenue. The increase in current income taxes for OML126 is not driven by the sales increase but by the restrictions on accessing capital allowances in accordance with the regulations of the Nigerian fiscal code and the removal of the availability of significant tax deductions claimed in 2005.

In Q2 2006, OML126 could not access all the available allowances, but in Q3 due to the high oil price and lower facility costs all allowances were available, hence the reduction in current income taxes in Q3 compared to Q2. Going forward it is anticipated OML126 will be able to access all its allowances, assuming production and oil prices remain at current levels.

In Gabon the corporate tax rate is 35%.

Future income taxes for Nigeria increased significantly for the first nine months of 2006 and for the third quarter of 2006 as compared to the same periods in 2005, future income taxes also increased in Q3 2006 as compared to Q2. The significant increase in future income taxes relates to OML126 and is directly a result of the usage of tax allowances compared to the corresponding period in 2005.

The Gabon future income tax is driven by the depletion of the fair value adjustment made to the PanAfrican assets on consolidation.

CAPITAL EXPENDITURES

For management's review purposes the capital expenditure is reviewed by production stream or region and by the type of expenditure. Exploration costs are exploration drilling and seismic work.

Capital Expenditures by area and type	Three Months ended			Nine Months ended	
($ millions)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Nigeria					
OML123/124					
Exploration	--	--	2.7	8.3	2.8
Development drilling	31.2	32.2	30.3	84.3	68.5
Facilities	12.9	23.6	16.7	78.3	18.9
Other	2.0	6.4	2.2	11.1	9.0
Capital Expenditures – OML123/124	46.1	62.2	51.9	182.0	99.2
OML126/OPL225					
Exploration	2.4	5.5	--	7.9	--
Development drilling	42.2	37.4	30.1	122.5	79.1
Facilities	5.4	29.1	33.6	72.5	90.6
Other	--	7.3	1.0	15.2	2.9
Capital Expenditures – OML126	50.0	79.3	64.7	218.1	172.6
OML67					
Exploration	--	--	--	--	--
Development drilling	29.8	2.7	--	32.5	--
Facilities	--	--	--	0.0	--
Other	5.2	36.7	--	41.9	--
Capital Expenditures – OML67	35.0	39.4	--	74.4	--
OPL291					
Capital Expenditures – OPL291	23.0	--	--	23.0	--
Total Capital Expenditures – Nigeria	154.1	180.9	116.6	497.5	271.8
Gabon					
Exploration	--	0.5	1.6	0.8	2.4
Development drilling	5.2	--	--	5.2	--
Facilities and Pipeline	20.0	--	--	20.0	--
Other	--	--	--	--	--
State Participation[1]	--	--	--	--	--
Total Capital Expenditures – Gabon	25.2	0.5	1.6	26.0	2.4
Other Regions and Properties					
Cameroon	0.4	0.1	0.1	7.0	0.6
JDZ Block 2	1.4	3.7	--	20.2	--
JDZ Block 3	1.5	3.4	--	14.4	--
JDZ Block 4	0.5	28.4	--	70.3	--
Taq Taq	20.1	11.1	--	31.2	--
Other	10.9	1.1	(1.3)	22.2	1.3
Total Capital Expenditures – Other	34.8	47.8	(1.2)	165.3	1.9
Total Capital Expenditures	214.1	229.2	117.0	688.8	276.1

(1) Carried interest participation represents the working interest of the state and/or third parties which is recovered in the net amount of the excess of revenue recoveries over the operational cost recoveries in accordance with the terms of the various PSCs in Gabon.

The capital expenditure above does not include the acquisition of the PanAfrican and Addax UK by Addax Petroleum.

Total capital expenditures increased by 149% for the first nine months of 2006 and by 83% for the third quarter of 2006 as compared to the same periods in 2005. Total capital expenditures decreased by 7% in Q3 2006 as compared to Q2. The increase in capital expenditures over 2005 is mainly due to new assets in Nigeria (Okwok), Kurdistan (Taq Taq), three JDZ Blocks, new interest in OPL291 in addition to continuing development in OML126, the FPSO replacement in OML123 and an increase of the number of drilling rigs operating for Addax Petroleum from two in 2005 to seven at September 30, 2006.

There is upward pressure on capital expenditures due to high demand for oil services especially for drilling rigs. Addax Petroleum continues to mitigate this upward pressure such as using competitive bidding procedures bidding on long term contracts, but with crude oil at high levels, upward cost pressure is expected.

In Nigeria, capital expenditures totalled $154.1 million for the third quarter of 2006, consisting primarily of exploration expenditures of $2.4 million, development drilling expenditures of $103.2 million, facilities expenditures of $18.3 million and other expenditures of $30.2 million. There were minor exploration expenditures in the third quarter in OML126. Third quarter development drilling expenditures in Nigeria included the drilling of 2 development wells in OML126, with 2 development wells in OML123, and 3 OML67 appraisal wells. Other capital expenditures in Nigeria consisted primarily of $23 million for the initial 25% OPL291 farm-in fee and signature bonus. Addax Petroleum farmed-in to 72.5% of OPL291 in August 2006 and is to carry all the capital expenditures for the field to production. The farm-in was completed in October with a further final $67 million for signature bonus and farm-in fee.

In Gabon, following the acquisition of PanAfrican Energy Corporation on September 7th, capital expenditures totalled $25.2 million for the remainder of September. The main activity was onshore development drilling on the Maghena field and construction of the Central Production Facility (CPF). Commissioning of the CPF is planned for mid November 2006. There was also drilling of an onshore well on the Panthere NZE field. In the non-operated field of Avouma a new production platform began commissioning.

Capital expenditures in other regions and properties for the third quarter of 2006 related primarily to $20.1 million for appraisal drilling and related support expenditures at Taq Taq in the Kurdistan Region of Northern Iraq. Addax Petroleum has a Farm-in Agreement with Genel Enerji of Turkey for 30% interest in the Taq Taq field. During the second quarter of 2006, Addax Petroleum commenced capitalizing expenditures relating to the Taq Taq field as the risks and rewards of ownership had been confirmed.

Major Capital Projects

In OML123, the major capital project is the replacement of the FPSO. The total capital expenditures to the end of September 2006 are $86.3 million and the capital expenditures to complete the project are forecast to be $13.0 million. These expenditures are for subsea pipelines and risers, FPSO moorings and topsides water injection package. The FPSO change out was completed successfully in September 2006.

In OML126, there are two major capital projects: 1) the Okwori field development, and 2) the Nda field development. For the Okwori field development, the drilling is completed and the wells tied in. A further additional well is planned for Q1 2007. The total capital expenditures for Okwori to the end of September 2006 are $355.9 million and the capital expenditures to complete the project are forecast to be $74.0 million. The total capital expenditures for Nda development capital costs to the end of September 2006 are $196.4 million and the capital costs to complete the project are forecast to be $23.0 million. It is planned to drill further appraisal wells in the greater Nda area following the Nda field development project.

In Gabon, the major capital projects are the further development of the Maghena field onshore, and the construction of the Central Production Facility ("CPF"). Commissioning of the CPF is planned for Q4 2006.

Cameroon, Okwok, Taq Taq, OPL291 and the three JDZ deep water blocks are in the appraisal and exploration stages.

FUNDS FLOW FROM OPERATIONS ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations	Three Months ended			Nine Months ended	
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
($ millions)	2006	2006	2005	2006	2005
Net Income	**75.2**	57.9	85.6	**189.7**	168.0
Adjustments for non-cash items:					
DD&A	**87.1**	64.8	50.3	**209.3**	108.1
Stock-based compensation	**7.3**	12.6	0.0	**19.8**	0.0
Future income taxes	**69.4**	60.2	35.5	**190.3**	50.6
Other	**5.5**	0.2	(8.2)	**5.3**	(4.5)
Funds Flow From Operations	**244.5**	195.7	163.2	**614.4**	322.2
Changes in non-cash working capital	**59.1**	114.6	45.3	**151.5**	(37.9)
Cash Flow From Operations	**303.6**	310.3	208.5	**765.9**	284.3
Weighted Average Shares Outstanding (millions)	**148.0**	140.1	117.0	**138.8**	117.0
FFFO per share ($/share)	**1.65**	1.40	1.40	**4.43**	2.75

FFFO increased by 91% for the first nine months of 2006 and by 50% for the third quarter of 2006 as compared to the same periods in 2005. FFFO also increased by 25% in Q3 2006 as compared to Q2. The major reasons for the increases in FFFO for the nine month period of 2006 compared to the same period in 2005 were the significant increases in the average oil price and the increased production (up 34%) during the period. The 26% increase in Q3 is mainly due to the increased in production from OMLs 123 and 126 in the quarter compared to Q2 2006.

LIQUIDITY AND CAPITAL RESOURCES

Addax Petroleum's principal source of liquidity has been fund flows generated from operations which has been supplemented as necessary by credit facilities and equity funds generated from public offerings to meet increased capital expenditures, primarily for the development of the Okwori property in OML126 and expenditure relating to the JDZ blocks and the Taq Taq field. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

Changes in Working Capital and Capital Structure

The following table shows the capital structure of Addax Petroleum at the quarter ends.

Capital Structure	30 Sep	30 Jun	31 Mar	Dec
($millions)	2006	2006	2006	2005
Accounts receivable	**194.2**	209.9	120.7	131.6
Partner advance	**21.0**	3.3	2.4	2.4
Inventories	**111.2**	95.6	89.5	62.8
Prepaid expenses	**31.1**	16.7	35.3	15.5
Accounts payable and accrued liabilities	**(303.7)**	(284.0)	(293.2)	(160.1)
Income taxes and royalties payable	**(475.8)**	(424.1)	(215.6)	(203.6)
Non-cash working capital	**(422.0)**	(382.6)	(260.9)	(151.4)
Cash and cash equivalents	**143.2**	333.9	249.2	6.7
Total net working capital	**(278.8)**	(48.7)	(11.7)	(144.7)
Short term debt	**850.0**	--	--	--
Long term debt	--	--	--	80.0
Shareholders Equity	**1,116.3**	698.3	627.7	298.4

The major component of Addax Petroleum's capital resources at September is the bank facility. This still has undrawn lines of credit totalling $150 million at the quarter end. This facility is discussed in more detail below.

Addax Petroleum had a working capital deficit at the end of the quarter resulting from the income tax and royalty due. Addax Petroleum expects a reduction in this deficit, however with the bank facilities open to them, and future increases in working capital from oil sales, Addax Petroleum can continue to fund the aggressive expansion of exploration and development activities.

Short term debt
Addax Petroleum has entered into a 364 day $1 billion Senior Secured Acquisition Bridge Facility with BNP Paribas, Standard Chartered Bank and Natexis Bank Populaires as Joint Mandated Lead Arrangers which was signed on August 31, 2006 replacing the previous syndicated $300 million senior secured reducing revolving credit facility. The new credit facility bears interest at floating rates linked to LIBOR plus a margin of 1.75% during the first 6 months and 2.25% thereafter. The facility is secured by a pledge over the shares of APNV, Addax Petroleum Overseas Ltd and PanAfrican, as well as a pledge over the bank accounts.

As at September 30, 2006, the amount outstanding under the facility was $850 million (as at June 30, 2006, all amounts drawn on the previous credit facility were reimbursed) and is due to be reimbursed on August 30, 2007.

Addax Petroleum is currently in the process of replacing it with a similar longer term facility. Management does not anticipate any problems with the facility renewal or replacement and therefore does not expect a requirement to repay the facility out of current cash funds.

Public Offerings
In February 2006, Addax Petroleum was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, Addax Petroleum issued 23.1 million shares for gross proceeds of $390.6 million (CDN $450.5 million) of which:

- $19.5 million (CDN $22.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN $55.6 million) and 117.0 million common shares of APC were paid to acquire all of the issued and outstanding common shares of Addax Petroleum N.V., previously held by AOG.

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN $372.4 million). A portion of the net proceeds were used to pay down Addax Petroleum's long-term debt and the balance of the proceeds were used to fund Addax Petroleum's ongoing capital expenditure program.

In September 2006, Addax Petroleum completed an offering to the market. The net proceeds from this and the over-allotment option amounted to $357.4 million (CDN $401.9 million). The net proceeds were used as part of the funding of the acquisition of the PanAfrican companies.

Acquisition financing
On September 7, 2006 Addax Petroleum completed the acquisition of the PanAfrican subsidiaries of PanOcean. This was for a total of CDN $1.605 billion in cash ($1.441 billion). This cash was raised, as noted above, in part from the debt financing $850.0 million, in part from the second public offering $357.4 million and in part from Addax Petroleum's internally generated cash reserves $234.1 million.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	Three Months ended			Nine Months ended	
($ millions)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Funds flow from operations	**244.5**	195.7	163.2	**614.4**	322.2
Net cash flow from (used in) investing activities	**(1,679.7)**	(225.7)	(117.1)	**(2,007.8)**	(276.2)
Net cash flow from (used in) financing activities	**1,185.5**	--	(125.0)	**1,378.4**	(3.5)
Net increase (decrease) in cash and cash equivalents before changes in working capital	**(249.7)**	(30.0)	(78.9)	**(15.0)**	42.5
(Increase) decrease in non-cash working capital	**59.1**	**114.6**	**45.3**	**151.5**	**(37.9)**
Net increase (decrease) in cash and cash equivalents	**(190.6)**	**84.6**	**(33.6)**	**136.5**	**4.6**

Funds flow from operations was $614.4 million for the nine month period ended September 30, 2006 compared to $322.2 million for the same period of 2005, representing an increase of $292.2 million. The increase resulted from the increase in income before income taxes of $327.4 million, due to higher oil prices and higher production from OML126 and OML123 compared to 2005 (up 36% in the period). For the quarter ended September 30, 2006, funds flow from operations has increased mainly due to the increased production of OML123 and OML126 compared to the same quarter in 2005.

Net cash used in investing activities consists principally of the purchase of PanAfrican, the purchase of property, plant and equipment and intangible capital expenditures. Net cash used in investing activities was $1,931.0 million for the nine months ended September 30, 2006 compared to $276.2 million for same period in 2005, representing an increase of $1,654.8 million. The majority of this increase is due to the $1,447.9 million acquisition of PanAfrican. The remaining expenditure increase of $559.9 million relates to additional $106.9 million in capital expenditures on JDZ Blocks 2, 3 and 4, an increase of $71.0 in capital expenditures on Okwok, post acquisition expenditures on the Gabonese properties of $25.2 million and the $23.0 million initial payment for the farm-in and signature bonus for OPL291. The remaining increase is due to higher capital expenditures on the Nigerian properties of OML123/4 and OML126.

Net cash from financing activities was $1,378.4 million for the nine month period ended September 30, 2006 compared to a cash outflow of $3.5 million in the same period 2005. Addax Petroleum received $371.0 million from the IPO. This cash inflow was partially offset by the following outflows: repayment of long term debt ($80 million), payment of dividend ($50 million) and fees related to the purchase of Addax Petroleum N.V. by Addax Petroleum. A further $342.4 million was received from the second public offering in Q3 2006 and this with the $850 million drawn down from the new credit facility was used to offset part of the PanAfrican acquisition. The net cash outflow for Q3 2006 was mainly due to the balance of the funds required for the PanAfrican acquisition being met out from the cash of Addax Petroleum.

ECONOMIC SENSITIVITIES

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production and operating costs would have had on Addax Petroleum's net income for the nine months ended September 30, 2006, had these changes occurred on January 1, 2006. These calculations are based on business conditions, production and sales volumes existing for Q3 2006. The 1,000bbls/d increase has been allocated equally between OML123/OML124, OML126, Etame, Maghena, Panthere NZE and Remboué.

Economic Sensitivities Factor	Change (+)	Net Income Impact ($ million)	Net Income Impact ($ per share)
Average Realized Price	$1.00/bbl	6.0	0.04
Crude oil production	1,000 bbls/d	4.2	0.03
Increase in operating expenses	10%	(4.1)	(0.03)
Interest rate	1%	(0.7)	(0.01)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Changes in the exchange rate between CDN$ and US$ has not been considered here as changes would not be significant to the results given the low number of transactions denominated in CDN$.

OUTLOOK FOR THE REMAINDER OF 2006 AND 2007

Addax Petroleum expects average daily production for 2006 to be approximately 89,000 barrels per day, with a production rate by year end of 115,000 barrels per day. Production is expected to increase throughout the remainder of the year as Addax Petroleum brings on-stream development wells in OML126 and OML123

Total capital expenditures for the first nine months of 2006 were $688.8 million, and for the fourth quarter are forecast to be $350.0 million.

The 2007 budget anticipates an average production rate throughout the year of 130,000 barrels per day. Production is expected to increase as Addax Petroleum brings on stream development wells in Oron, Ebughu and Adanga in Nigeria and Maghena, Panthere NZE and Etame in Gabon; and the increase in production of onshore Gabon due to an increase in pipeline capacity.

Capital expenditure in 2007 is expected to be $1,200 million, with $125 million forecast for exploration, $933 million forecast for development drilling and related facilities and $142 forecast for gas studies and other costs. $873 million is forecast to be spent on the Nigerian assets, $248 million forecast to be spent in Gabon and $79 million on other assets primarily for the JDZ, Cameroon and Taq Taq.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments have been described in the December 31, 2005 MD&A and have not significantly changed during the nine month period ended September 30, 2006 except as noted below. Also as part of the acquisition of the PanAfrican companies Addax Petroleum has assumed new commitments and obligations as summarized below.

Exploration commitments in JDZ blocks
These are exploration commitments as defined in the PSCs and for the 3 blocks, the minimum four year financial commitments total $43.3 million at quarter end.

Exploration commitment for OPL291
OPL291 PSC was signed after quarter end. The exploration commitment is defined in the PSC and the minimum five year financial commitment is $75 million.

Exploration & Development commitments in Gabon
These are costs committed to by contracts for continued exploration and development in Gabon. They include a charter of an FPSO, drilling of an exploration well at Etame and the construction of the Coucal pipeline extension and processing facility. The total cost is $23.8 million.

Contingent commitments after the PanAfrican acquisition
Following PanAfrican's acquisition of the Iris and Thermis permits in Gabon contingent commitments arose to pay $0.75 million in the event of a commercial discovery during the second, third or any subsequent exploration period and $0.75 million following the granting of an exploitation license by the Republic of Gabon.

Addax Petroleum expects to fund its obligations and committed capital investments from a combination of cash flow and drawings from the new senior bank facility.

RISK MANAGEMENT

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties to contracts.

Addax Petroleum has published its assessment of its business risks in the Risk factors section of its 2006 Annual Information filing. The principal risk of Addax Petroleum remains the fluctuation of oil prices which are affected by world politics, demand and future reserves available. Since then there have been no significant changes to these identified risks other than those noted below:

- The company has acquired the PanAfrican companies which have production and exploration operations in Gabon. As this is a different location to Addax Petroleum's core operations there may be risks specific to the operations that management are not yet able to assess.

Addax Petroleum is aware it has an increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends, to ensure that the required repayments can be made.

Addax Petroleum utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. Currently Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. There are no liquidity risks associated with this instrument. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum has no immediate plans to put in place other hedges or financial instruments. Addax Petroleum's current position with respect to its financial instruments is detailed in note 8 to the consolidated financial statements. The arrangements and policies concerning Addax Petroleum's financial instruments are under constant review and may change depending upon prevailing market conditions.

Addax Petroleum has direct responsibility for Health, Safety and Environment (HSE) in its Nigerian and Cameroonian properties. Addax Petroleum has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of Addax Petroleum's managers and significantly influence the operations of Addax Petroleum. Addax Petroleum requires all employees and contractors to comply with HSE policies. The HSE policies are codified in Addax Petroleum's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. Addax Petroleum circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, Addax Petroleum has a dedicated HSE department that focuses on accident prevention, monitors operational compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of Addax Petroleum and is a member of the management committee, which meets weekly to discuss and direct Addax Petroleum's activities. The HSE policy of Addax Petroleum emphasizes leadership, commitment and training, risk management, health and safety operations, environmental protection and incident response plan.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2006 Addax Petroleum had no off-balance sheet arrangements other than those mentioned in notes to the 2005 annual financial statements.

SUBSEQUENT EVENTS

On October 17, 2006 Addax Petroleum entered into a Production Sharing Contract ("PSC") with NNPC having previously entered into a farm-out agreement with Starcrest Nigeria Energy Limited ("Starcrest") for OPL291, a deepwater area offshore Nigeria. Addax Petroleum has a participating interest of 72.5% and is the operator.

Pursuant to the farm-out agreement, Addax petroleum is obligated:

- To pay to the Nigerian government, 100% of the OPL291 PSC signature bonus of $55 million
- To pay to Stacrest a farm-in fee of $35 million; and
- To pay Starcrest's share of OPL291 exploration and development costs which will be reimbursed to Addax petroleum from Starcrest's share of production revenues from OPL291.

The signature bonus and farm-in fee have been paid in instalments in September and October 2006 and have been capitalised.

On November 10, 2006, the Board of Directors approved a dividend to shareholders of record on November 30, 2006 in the amount of CDN $0.05 per common share to be paid on December 14, 2006.

SHAREHOLDERS EQUITY AND OUTSTANDING SHARE DATA

Outstanding Share Data	Three Months ended			Nine Months ended	
(millions)	30 Sep 2006	30 Jun 2006	30 Sep 2005	30 Sep 2006	30 Sep 2005
Common Shares Outstanding					
Beginning of period	**140.1**	140.1	117.0	**117.0**	117.0
Issued	**15.0**	--	--	**38.1**	--
End of period	**155.1**	140.1	117.0	**155.1**	117.0
Weighted Average Common Shares Outstanding	**148.0**	140.1	117.0	**138.8**	117.0

As at September 30, 2006 Addax Petroleum had no stock options or any other security convertible into common shares.

On September 6, 2006 Addax Petroleum completed a second public offering. This offering and the over-allotment option which was exercised resulted in 14,750,000 common shares being issued. This issuance was preceded by the distribution of subscription receipts in August 2006. Holders of subscription receipts exchanged these for common shares on the completion date.

This transaction was used to part fund the acquisition of the PanAfrican companies and has been discussed in more detail in the Liquidity and Capital Resource section of this report.

On August 1, 2006, the Board of Directors approved a dividend to shareholders on record on August 24, 2006 of the amount of CDN $0.05 per common share to be paid on September 14, 2006. Holders of subscription receipts on the record date and the over allotment holders were entitled to receive the dividend for each subscription receipt held.

On August 1, 2006, 12,425 common shares were issued to directors for fees for services in lieu of cash. The fair value of the common shares issued was $321,390, based on the trading price of the common shares on the date of issue. This cost has been included in directors' fees in the income statement.

On August 31, 2006, Addax Petroleum awarded 599,097 common shares to current employees and directors as part of a new management compensation plan. These share vest as follows: one third on the grant date, one third one year after the grant date and one third two years after the grant date. The fair value of the common shares granted was $14,630,937, based on the trading price of the common shares on the date of grant, and is amortized over the vesting period

The public offerings during 2006 have diluted the holding of AOG and as at September 30, 2006, it's interest in Addax Petroleum stood at 41.56%. Although AOG no longer have majority control over Addax Petroleum, they remain the largest shareholder.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of Addax Petroleum's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of Addax Petroleum. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of Addax Petroleum's consolidated financial statements for the year ended December 31, 2005 explains the significant financial accounting policies used by Addax Petroleum.

The financial and operating results of Addax Petroleum utilise certain estimates including:

- Estimated oil reserves are used in calculations for the depletion of oil assets and the future life of Addax Petroleum's properties
- Estimated future cash flows to assess if Addax Petroleum's investments and properties require impairment
- Asset retirement obligations are assessed using estimated of future costs of site restoration

Addax Petroleum ensures that these estimates are made by people with the necessary skills and that they have access to all available information including operation and financial data and industry best practice standards. In addition past estimates are compared to actual results in order to made more informed decision on future estimates.

Since the December 31, 2005 annual report Addax Petroleum has adopted accounting policies that require additional accounting estimates. Please refer to Note 2 our interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

Addax Petroleum has entered into no new transactions with related parties during this quarter. The ongoing transactions with AOG remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and AOG and its other subsidiary companies (as discussed further in Note 11 to the September 30, 2006 financial statements):

Significant Related Party Transactions	**Three Months ended**			**Nine Months**	
($millions)	**30 Sep 2006**	**30 Jun 2006**	**30 Sep 2005**	**30 Sep 2006**	**30 Sep 2005**
Sales to Addax B.V.	**370.1**	352.7	278.4	**899.8**	514.6

An amount of $720,000 is included in the income statement for the period for directors' compensation of which $155,000 has been paid in cash, and $321,390 has been paid in common shares of Addax Petroleum, the remaining balance has not yet been paid.

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

Crude Oil Supply Agreements

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers. Some crude oil from Remboué field (acquired as part of the PanAfrican acquisition) is also sold to ABV. This is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters.

Summary of Quarterly Results	**2006**			**2005**				**2004**
($ million unless otherwise stated)	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**
Petroleum Sales before Royalties	**583.9**	522.4	394.2	378.5	385.7	257.8	197.1	156.4
Funds Flow From Operations	**244.5**	195.7	174.3	146.0	163.2	89.1	69.9	52.6
FFFO per share ($/share)	**1.65**	1.40	1.24	1.25	1.40	0.76	0.60	0.45
Net Income	**75.2**	57.9	56.5	38.1	85.6	53.5	28.9	21.3
Earnings per share ($/share)	**0.51**	0.41	0.44	0.33	0.73	0.46	0.25	0.18
Weighted average common shares outstanding (millions)	**148.0**	140.1	140.1	117.0	117.0	117.0	117.0	117.0
Capital Expenditures, net of dispositions	**214.1**	229.2	245.5	105.4	117.0	69.4	89.7	125.1
Average working interest gross oil production (mbbls/day):								
Nigeria	**89.1**	79.9	80.4	74.8	74.2	62.3	49.3	42.8
Gabon	**2.4**	–	–	–	–	–	–	–
Total	**91.5**	79.9	80.4	74.8	74.2	62.3	49.3	42.8

The general upward trend over the eight quarters of increasing petroleum sales has resulted from a combination of increased production from OML123, increasing production from the commencement of sales from OML126 in Q2, 2005 and increasing crude oil prices throughout the period.

The general upward trend of increasing net income over the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs, DD&A and taxes. In Q2 and Q3 2005, Addax Petroleum benefited from tax incentives in OML126. From Q4 2006 onwards, Addax Petroleum no longer benefits from the tax incentives. Offsetting the increase in sales which in turn increased the net income, were increases in expenses for operating costs due to rate increases by oil service companies, DD&A increases due to additional production, increases in taxes and royalties due to increase income, and increases in G&A and share based compensation due to Addax Petroleum becoming a publicly quoted company in Q1 2006.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: August 1, 2006

"Signed"
JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: August 1, 2006

"Signed"
MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

ADDAX
PETROLEUM

Addax Petroleum Corporation

Management's Discussion and Analysis

For the three and six months ended June 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
(amounts presented are in United States dollars unless otherwise indicated)

Addax Petroleum Corporation was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of Addax Petroleum Corporation (the "IPO").

On February 16, 2006 Addax Petroleum Corporation completed its initial public offering of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum Corporation in connection with the IPO.

The aggregate gross proceeds from the issuance of common shares pursuant to the IPO and exercise of the over-allotment option was CDN$ 450,450,000. Prior to the completion of the IPO, Addax Petroleum Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings BV for cash consideration of CDN$ 55,575,000 and 117,000,000 common shares of Addax Petroleum Corporation. As AOG controls both Addax Petroleum Corporation and Addax Petroleum N.V., the transaction occurred between entities under common control and was accounted in the books of Addax Petroleum Corporation as a continuity of interests. Under this form of purchase accounting, Addax Petroleum Corporation is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, Addax Petroleum Corporation's financial statements, presented for comparative purposes, reflect the financial position, results of operations and cash flows as if Addax Petroleum Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

Additional information relating to Addax Petroleum Corporation can be found on SEDAR at www.sedar.com.

The following Management's Discussion and Analysis of Addax Petroleum Corporation (the "Corporation") should be read in conjunction with the Corporation's interim consolidated financial statements as at June 30, 2006 and for the three and six month periods ended June 30, 2006 and 2005 together with the notes thereto and the consolidated financial statements of Addax Petroleum N.V. as at and for the year ended December 31, 2005 together with the notes thereto and related Management's Discussion and Analysis. The consolidated financial statements presented herein are those of Addax Petroleum Corporation and its subsidiaries.

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires the Corporation to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and

uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of the Corporation. More specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by the Corporation with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

The Corporation defines "Cash Flow From Operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

117,000,000 shares of APC were given to AOG for APC to acquire Addax Petroleum N.V. Therefore for calculating earnings per share, it is assumed that, prior to the Initial Public Offering on February 2006, there were 117,000,000 shares of APC held by AOG.

There are no diluted shares and there are no off balance sheet transactions.

Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in the Corporation's Annual Information Form dated March 28, 2006.

This MD&A is dated August 1, 2006.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

Bbls........	Barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls ..	millions of barrels
mbbls/d ..	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
Mboe/d...	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	Million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Currency

$	United States dollars
CDN$	Canadian dollars
N	Nigerian naira
CHF	Swiss francs

SUMMARY

The Corporation's sales figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Inventory held at the beginning of period is included in sales during the period together with the related costs.

The Corporation currently produces and sells crude oil from 3 streams in Nigeria; Antan (OML123), Brass (OML124) and Okwori (OPL90). The document will refer to OML123, OML124 and OPL90.

During the quarter ended June 30, 2006, the Corporation brought 3 new wells on-stream (4 wells in the first quarter of 2006). These wells were in both OML123 and OPL90. Total average daily production for the six months ended June 30, 2006 amounted to 80,132 bbls/d in comparison to 55,860 bbls/d during the same period in 2005.

The Corporation's total crude oil production for the six month period ended June 30, 2006 was 9.3 mmbbls from OML123, 0.6 mmbbls from OML124, and 4.6 mmbbls from OPL90, as compared with 8.1 mmbbls from OML123, 0.6 mmbbls from OML124 and 1.4 mmbbls from OPL90 for the same period in 2005.

In March 2006, APC entered into three Production Sharing Contracts ("PSC's") with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao Tome Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33.3%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). During the second quarter, the Corporation purchased a further 5% of JDZ 4 to increase its share in this block to 38.3%.

In June 2006, the Nigerian government approved a 40% assignment of the Okwok property to the Corporation. Okwok lies directly to the south of OML123.

Net income increased to $114.4 million for the six month period ended June 30, 2006 from $82.4 million for the same period in 2005.

Net income in the second quarter of 2006 includes a stock based compensation award of $12.6 million for 1,000,000 shares which have been awarded by AOG to current employees and directors of the Corporation for past and future service. Once accepted by the employees, the shares will vest over a three year period. Some of the shares vest immediately. As required by GAAP, the Corporation has recorded the award based on the fair value of the vested shares at grant date and will amortize the remaining share awards over the two year vesting period.

RESULTS OF OPERATIONS

	Three Months Ended			Six Months Ended	
	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
	($ million)	($ million)	($ million)	($ million)	($ million)
REVENUE					
Petroleum sales	522.4	394.2	257.8	916.6	454.9
Royalties	(90.0)	(73.3)	(39.6)	(163.3)	(77.9)
Net sales	432.4	320.9	218.2	753.3	377.0
Other income	2.3	1.2	0.3	3.5	0.9
Total net revenue	**434.7**	**322.1**	**218.5**	**756.8**	**377.9**
EXPENSES					
Operating	53.9	47.3	39.7	101.2	64.8
General and administrative	5.5	3.3	2.5	8.8	4.0
Preacquisition costs	4.4	11.9	1.3	16.3	2.5
Share based compensation	12.6	0.0	0.0	12.6	0.0
Other (1)	(0.5)	0.9	1.7	0.4	1.8
Depletion, depreciation and accretion	64.8	57.4	36.8	122.2	57.8
Total expenses	**140.7**	**120.8**	**82.0**	**261.5**	**130.9**
Income before provision for income taxes	**294.0**	**201.3**	**136.5**	**495.3**	**247.0**
Provision for income taxes					
Current	(175.9)	(84.1)	(74.9)	(260.0)	(149.5)
Future	(60.2)	(60.7)	(8.1)	(120.9)	(15.1)
Net income	**57.9**	**56.5**	**53.5**	**114.4**	**82.4**

	Three Months Ended			Six Months Ended	
	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
REVENUE					
Petroleum sales	67.9	59.4	48.2	63.9	46.5
Royalties	(11.7)	(11.0)	(7.4)	(11.4)	(8.0)
Net sales	56.2	48.4	40.8	52.5	38.5
Other income	0.3	0.2	0.0	0.2	0.0
Total net revenue	**56.5**	**48.6**	**40.8**	**52.7**	**38.5**
EXPENSES					
Operating	7.0	7.1	7.4	7.1	6.6
General and administrative	0.7	0.5	0.5	0.6	0.4
Preacquisition costs	0.6	1.8	0.2	1.1	0.3
Share based compensation	1.6	0.0	0.0	0.9	0.0
Other (1)	(0.1)	0.1	0.3	0.0	0.2
Depletion, depreciation and accretion	8.4	8.7	6.9	8.5	5.9
Total expenses	**18.2**	**18.2**	**15.3**	**18.2**	**13.4**
Income before provision for income taxes	**38.3**	**30.4**	**25.5**	**34.5**	**25.1**
Provision for income taxes					
Current	(22.8)	(12.7)	(14.0)	(18.1)	(15.3)
Future	(7.8)	(9.1)	(1.5)	(8.4)	(1.5)
Net income	**7.7**	**8.6**	**10.0**	**8.0**	**8.3**

Notes:
(1) Other includes interest on long term debt, other interest and finance charges and foreign exchange losses (gains).
(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production volumes, and adjusted for overlifts.

SELECTED FINANCIAL INFORMATION FINANCIAL HIGHLIGHTS

	Three Months Ended			Six Months Ended	
	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
Revenue, before Royalties (million)	522.4	394.2	257.8	916.6	454.9
Net Income (million)	57.9	56.5	53.5	114.4	82.4
Per common share ($)	0.41	0.44	0.46	0.85	0.70
Cash Flow from Operations (million)	195.7	174.3	89.1	370.0	159.0
Per common share ($)	1.40	1.36	0.76	2.76	1.36
Capex, net of dispositions (million)	229.2	245.5	69.4	474.7	159.1
Net Income / Revenue	*11.1%*	*14.3%*	*20.7%*	*12.5%*	*18.1%*

Note:

- 2006 per share amounts for quarters 1 and 2 of 2006 are calculated on a basis of 127,850,100 and 140,100,100 Common Shares, respectively, and for the six months ended June 30, 2006, per share amounts are calculated on the basis of 134,008,940 common shares of Addax Petroleum Corporation.

- 2005 per share amounts are calculated on the basis of 117,000,000 Common Shares of Addax Petroleum N.V.

For the six months ended June 30, 2006, the Corporation recorded a net income of $114.4 million compared to a net income of $82.4 million for the same period in 2005. For the second quarter of 2006, the Corporation reported net income of $57.9 million compared to net income of $53.5 million in the second quarter of 2005.

Cash Flow From Operations for the six months ended June 30, 2006 increased by 133% to $370.0 million from $159.0 million for the comparable period in 2005. Cash flow from operations for the second quarter of 2006 increased to $195.7 million, up 120% from $89.1 million for the second quarter of 2005 and up 12% from $174.3 million in the first quarter of 2006.

The major reasons for the increase in revenue and cash flow from operations for the period ended June 30, 2006 were the increased oil prices, and increased production from OPL90 and OML123. These increases were partly offset by increases in taxes, royalties, operating expenses, general and administrative expenses, depletion and other expenses.

SELECTED OPERATING INFORMATION OPERATING HIGHLIGHTS

($/bbl) except daily production and sales in number of barrels	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Daily production	79,892	80,374	62,307	80,132	55,860
Daily sales (1)	84,607	73,713	58,736	79,190	54,006
Sales price (2)	67.85	59.41	48.23	63.95	46.53
Royalties	(11.69)	(11.04)	(7.40)	(11.39)	(7.97)
Operating expenses	(6.99)	(7.13)	(7.40)	(7.05)	(6.62)
Netback	**49.17**	**41.24**	**33.43**	**45.51**	**31.94**

(1) Including any overlift adjustment
(2) Total petroleum sales (overlift included) divided by the number of barrels sold (overlift included)

The volume of daily sales has increased significantly in the six month period ended June 30, 2006 compared to the same period for 2005. The 2006 daily sales volumes for the period ended June 30, 2006 amounted to 79,190 bbls/d compared to 54,006 bbls/day for the same period in 2005. Daily sales volumes for the quarter ended June 30, 2006 were 84,607 bbls/day compared to 73,713 bbls/d for the first quarter of 2006 and 58,736 bbls/d for the second quarter of 2005. This increase is mainly due to the production from OPL90 for which the first lifting occurred in June 2005, and from OML123 due to additional development wells being brought into production.

The average sales price increased 37% to average $63.95 per bbl for the six months ended June 30, 2006 up from $46.53 per bbl for the same period in 2005, and increased 41% to average $67.85 per bbl in the second quarter of 2006, up from $48.23 per bbl for the same period of 2005. The increase between the six month periods is due to the increase in the Dated Brent Benchmark Price which increased by 33%.

Royalties per barrel have increased by 43% for the six months ended June 30, 2006 compared to the same period for 2005 and have increased 58% in the second quarter of 2006 compared to the same period for 2005. The increase is due to higher revenues.

Operating expenses per barrel have increased by 7% for the six months ended June 30, 2006 compared to the same period for 2005. This is primarily due to upward cost pressure from high demand for oil services.

As a result, the netback has increased by 43% from $31.94 per barrel for the six months ended June 30, 2005 to $45.51 per barrel for the same period in 2006.

PRODUCTION

OML123-124	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Production (mbbl)	5'060	4'834	4'394	9'894	8'759
Daily Production (bbl)	55'602	53'715	48'288	54'663	48'391
Royalties (mbbl)	(1'186)	(920)	(745)	(1'933)	(1'601)
Daily Royalties (bbl)	(13'038)	(10'224)	(8'182)	(10'678)	(8'844)
Daily Production Net of Royalties (bbl)	**42'564**	**43'491**	**40'106**	**43'985**	**39'547**

OPL90	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Production (mbbl)	2'210	2'399	1'276	4'610	1'352
Daily Production (bbl)	24'290	26'659	14'020	25'468	7'468
Royalties (mbbl)	(321)	(322)	(66)	(667)	(66)
Daily Royalties (bbl)	(3'533)	(3'574)	(724)	(3'687)	(364)
Daily Production Net of Royalties (bbl)	**20'757**	**23'085**	**13'296**	**21'781**	**7'104**

The daily production has increased by 43% to 80,131 bbls/d for the six months ended June 30, 2006 from 55,859 bbls/d for the comparable period in 2005. The increase in production is mainly due to the Corporation's extensive capital investment in 2006 which has resulted in record levels of production.

In OML123, the daily production has increased by 14% from 44,930 bbls/d for the six months ended June 30, 2005 to 51,136 bbls/d for the six months ended June 30, 2006. 2006 second quarter production increased by 7,019 bbls/d or 15% compared to the second quarter of 2005. Five new production wells have been added to this block in the six month period ended June 30, 2006 (2 wells added in Q2 2006).

In OML124, the daily production has increased by 2% from 3,461 bbls/d for the six months ended June 30, 2005 to 3,527 bbls/d for the same period in 2006. Q2 2006 daily production increased 8% or 288 bbls/d compared to Q2 2005 production.

OPL90 commenced production in the first quarter of 2005, and has an average production for the six months ended June 30, 2006 of 25,468 bbls/d compared to 7,468 bbls/d for the same period of 2005. Q2 2006 production totalled 24,290 bbls/d compared to 14,020 bbls/d for the same period in 2005. As at June 30, 2006, 8 wells were producing (June 30 2005: 4 wells). One new production well has been added to this block at the end of Q2 2006. The reduction of 2,369 bbl/d to 24,290 bbls/d in the second quarter of 2006 from 26,659 bbls/d in the first quarter of 2006 was due to a shut-in on the FPSO in the second quarter when four mini-manifolds were lifted and installed onto the FPSO.

The production split has changed with the continuing increase in production in OPL90. For the six month period ended June 30, 2005, the number of barrels produced in OML123

accounted for 81% of the total barrels produced, the other 19% being from OML124 (7%) and OPL90 (12%). For the six month period ended June 30, 2006, barrels of production progressed as follows: OML123 accounted for 64%; OML124 accounted for 5%; and OPL90 accounted for 31% of the total production.

CRUDE OIL PRICES

The selling price for each area is based on the Dated Brent Benchmark Price plus a premium or a discount which depends on the quality of the crude oil.

($/barrel)		Three Months Ended			Six Months Ended	
		Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
Average Dated Brent Benchmark Price		69.62	61.75	51.59	65.69	49.55
OML123						
	Average Discount	(3.16)	(4.90)	(3.97)	(3.97)	(4.29)
	Average Price	66.09	57.14	47.52	62.10	45.14
	% of total lifting	62.49%	64.03%	76.21%	63.20%	83.94%
OML124						
	Average Premium	1.32	0.90	0.18	1.18	0.16
	Average Price	71.33	62.81	51.51	68.56	50.33
	% of total lifting	4.42%	2.80%	6.16%	3.67%	6.41%
OPL90						
	Average Premium	0.87	1.91	2.47	1.14	2.47
	Average Price	70.16	63.56	56.88	67.02	56.88
	% of total lifting	33.09%	33.17%	17.63%	33.13%	9.65%

Note:
Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

Geopolitical issues, continued demand and refinery constraints have seen oil prices continue to rise in 2006. The average dated Brent Benchmark Price has increased to an average price of $65.69 per barrel for the six months ended June 30, 2006 from an average price of $49.55 per barrel in the comparable period in 2005 up $16.14/bbl or 33% on the same period a year ago.

The crude oil lifted from OML123 was sold with an average discount of $3.97 per barrel for the six months ended June 30, 2006 ($4.29 per barrel in the six months ended June 30, 2005) against the weighted average dated Brent benchmark price. This accounts for an average discount of 6% in comparison to Brent. Q2 2006 sales averaged a discount of $3.16 or 5% compared to $3.97 or 8% for the same period in 2005.

The average premium applied on the crude oil lifted from OML124 is $1.18 per barrel in the six months ended June 30, 2006 in comparison to $0.16 per barrel in the six months ended June 30, 2005. For the second quarter of 2006, there was an average premium on crude oil lifted from OML124 of $1.32 compared to $0.18 premium for the same period in 2005.

The average premium per barrel applied on the crude oil lifted from OPL90 for the six months ended June 30, 2006 is $1.14 ($2.47 in 2005). The average price is $67.02 ($56.88 in 2005). 33% of the barrels lifted in six months ended June 2006 were from OPL90 compared to 10% for the same period in 2005. The average premium applied on crude lifted from OPL90 for the second quarter of 2006 is $0.87 ($2.47 in 2005) whilst the average price is $70.16 ($56.88 in 2005).

PETROLEUM SALES

Petroleum sales are reported on the basis of production volumes sold gross of Royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income in the balance sheet.

The table below summarises the Petroleum Sales.

	Three Months Ended			Six Months Ended	
Petroleum sales in $ million	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
OML123	319.9	242.7	187.6	562.6	370.4
OML124	24.2	11.6	16.5	35.8	30.8
OPL90	178.3	139.9	53.7	318.2	53.7
TOTAL SALES	522.4	394.2	257.8	916.6	454.9

The petroleum sales have increased by 101% for the six month period ended June 30, 2006 in comparison to the same period in 2005. Petroleum sales in the second quarter of 2006 rose 103% compared to the second quarter of 2005. Petroleum sales include liftings from OML123, OML124 and OPL90 (OPL90 liftings began in the second quarter of 2005).

Petroleum sales from OML123 for the six month period ended June 30, 2006 account for 61% of the total (81% for the same period in 2005). Petroleum sales from OML124 account for 4% of the total (7% in 2005). Petroleum sales from OPL90 account for 35% (12 % in 2005) of total of revenue. Q2 2006 sales for OML123 account for 61% of total petroleum sales (73% in 2005); for OML124 5% of total petroleum sales (6% in 2005); and for OPL90 34% of total petroleum sales (21% in 2005).

The increase in petroleum sales in OML123 (52% between the six months ended June 30, 2006 and same period for 2005) from $370.4 million to $562.5 million is due mostly to the increase in market prices. The impact of the increase in price is $153.6 million whereas the impact of the increase in production is $38.5 million.

In OML124, the increase in petroleum sales by 16% from $30.8 million to $35.8 million is due to the increase in the sales price. The impact of the increase in price is $9.6 million whereas the impact of the decrease in production is $4.6 million.

In OPL90, the first liftings occurred in June 2005. The revenue of $318.2 million is mostly generated by this new production.

ECONOMIC SENSITIVIES

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production and operating costs would have had on the Corporation's net income for the six months ended June 30, 2006, had these changes occurred on January 1, 2006. These calculations are based on business conditions, production and sales volumes existing for Q2 2006. The 1,000 bbls/d increase has been allocated equally between OML123/OML124 and OPL90.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	2.8	0.02
Crude oil production	1,000 bbls/d	2.9	0.02
Increase in operating costs	10%	(2.4)	(0.02)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

ROYALTIES

Royalties are comprised of NNPC Profit Oil, Education Tax, Royalty Oil, Niger Delta Development Corporation (NDDC) levy and the Cost Penalty Arrangement (CPA). Royalties are determined in accordance with the applicable PSC.

OML123-OML124 $million	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
Royalty Oil	24.2	17.7	14.8	41.9	31.6
NDDC Levy	2.9	3.5	1.7	6.4	3.4
Education Tax	4.9	3.1	2.8	8.0	5.6
NNPC's share of profit oil	33.8	24.9	16.6	58.7	33.6
Cost Penalty Arrangement	2.6	3.8	0.0	6.4	0.0
Total	**68.4**	**53.0**	**35.9**	**121.4**	**74.2**

OPL90 $million	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
Royalty Oil	7.9	6.2	1.7	14.1	1.7
NDDC Levy	2.9	3.1	2.0	6.0	2.0
Education Tax	2.0	1.6	0.0	3.6	0.0
NNPC's share of profit oil	8.8	9.4	0.0	18.2	0.0
Cost Penalty Arrangement	0.0	0.0	0.0	0.0	0.0
Total	**21.6**	**20.3**	**3.7**	**41.9**	**3.7**

Total $million	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
Royalty Oil	32.1	23.9	16.5	56.0	33.3
NDDC Levy	5.8	6.6	3.7	12.4	5.4
Education Tax	6.9	4.7	2.8	11.6	5.6
NNPC's share of profit oil	42.6	34.3	16.6	76.9	33.6
Cost Penalty Arrangement	2.6	3.8	0.0	6.4	0.0
Total Royalties	**90.0**	**73.3**	**39.6**	**163.3**	**77.9**

Total $/bbl	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
Royalty Oil	4.17	3.60	3.08	3.91	3.41
NDDC Levy	0.75	1.00	0.69	0.87	0.55
Education Tax	0.90	0.71	0.52	0.81	0.57
NNPC's share of profit oil	5.53	5.17	3.11	5.37	3.44
Cost Penalty Arrangement	0.34	0.57	0.00	0.45	0.00
Total Royalties	**11.69**	**11.05**	**7.40**	**11.41**	**7.97**

Royalties for crude oil lifted from OML 123 and OML 124 for the three and six months ended June 30, 2006 increased from comparable periods in 2005 primarily due to higher benchmark prices and a significant increase in production.

Royalties for crude oil lifted from OML123 and OML124 have increased by 64% from $74.2 million ($7.59 per barrel) to $121.4 million ($8.47 per barrel). The Royalties for crude oil

lifted from OPL90 are $41.9 million ($2.94 per barrel) compared to $3.7 million in the quarter ended June 30, 2005.

Royalty Oil from OML123 and OML124 increased by 33% from $31.6 million ($3.23 per barrel) in the quarter ended June 30, 2005 to $41.9 million ($2.92 per barrel) in the quarter ended June 30, 2006. Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with production. Royalty Oil has increased due to a combination of increased production and higher benchmark crude oil prices in Q2 2006 compared to Q2 2005. OPL90 Royalty Oil for the six months ended June 30, 2006 is $14.1 million ($0.98 per barrel) compared to $1.7 million in the six months ended June 30, 2005.

Profit Oil in OML123/124 is up 75% from $33.6 million in the second quarter of 2005 ($3.44 per barrel) to $58.7 million ($4.06 per barrel) in the same period of 2006. The increase is due to the increase of 69% in revenues in OML123 and OML124. Profit Oil in OPL90 for the six months ended June 30, 2006 amounted to $18.2 million compared to nil the same period in 2005. In the second quarter of 2005, OPL90 enjoyed significant tax deductions, resulting in nil profit oil.

OPERATING EXPENSES

The operating expenses presented below include costs relating to OML123/124 and to OPL90.

	Three Months Ended			Six Months Ended	
Operating Expenses in $ million	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
OML123/124	36.9	35.7	31.1	72.6	56.2
OPL90	17.0	11.6	8.6	28.6	8.6
Total Producing Assets	53.9	47.3	39.7	101.2	64.8
$/bbl lifted	6.99	7.13	7.33	7.05	6.57
$/bbl lifted in OML 123-124	7.17	8.05	7.07	7.58	6.36
$/bbl lifted in OPL90	6.64	5.26	8.56	6.00	8.56

There is a continuing upward pressure on operating costs due to high demand for oil services. The Corporation continues to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

Operating costs for the three and six months ended June 30, 2006 increased from the comparable periods in 2005. The increase is principally due to the coming on stream of OPL90, to one off employee payments made for OML123/124 and to higher service costs resulting from the increase in industry wide activity in reaction to higher crude oil prices.

The operating costs in OML123/124 have increased by 29% ($16.4 million) from $56.2 million to $72.6 million and from $6.57 per barrel in the six months ended June 30, 2005 to $7.05 per barrel in the same period of 2006.

For OML123/124, the increase in operating costs for the six months to June 30, 2006 compared to the same period in 2005 is mainly due to a $4.5 million increase relating to a special bonus and allowances paid to the Nigerian staff following union negotiations, an increase in vessel costs of $7.1 million including a settlement of a contract relating to the period from April 2004 to March 2006 (increase of $3.6 million), and an increase in FPSO costs of $2.5 million.

For OPL90, total operating costs for the six months ended June 30, 2006 were $28.6 million which mainly relates to costs related to the floating production storage and offloading vessel ("FPSO") ($18.4 million). The increase in operating costs for Q2 2006 compared to Q1 2006 were due to an increase in FPSO costs of $3.4 million including $2.0 million of agreed variation orders relating to the modification of the FPSO, and a $0.4 million increase in chartered ships and helicopters.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative charges relate to corporate costs.

$million except per bbl amounts	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Corporate costs (million)	5.5	3.3	2.5	8.8	4.0
Corporate costs (per barrel)	0.76	0.50	0.44	0.61	0.40

Corporate costs have increased by 120% to $8.8 million in the quarter ended June 30, 2006 compared from $4.0 million in the quarter ended June 30, 2005. The main reason for the increase is additional employees resulting from expansion activities within the commercial and finance departments in the Geneva office working specifically on corporate activities.

PRE-ACQUISITION EXPENSES

Included in pre-acquisition expenses are costs related to the Corporation's New Venture activity. Related expenditures are charged to the income statement pending finalization of the Corporation's rights to a license. These costs can include seismic purchases, studies (in house and external) and consulting.

$million except per bbl amounts	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Taq Taq Operating Costs	0.6	7.7	0.0	8.3	0.0
New Venture Costs - Nigeria	1.7	2.6	0.0	4.3	0.0
New Venture Costs - Other	2.1	1.6	1.3	3.7	2.5
Total Pre-acquisition costs	**4.4**	**11.9**	**1.3**	**16.3**	**2.5**

The reason for the increase from June 30, 2005 to June 30, 2006 is due to the Corporation aggressively seeking new opportunities in its core areas.

Total Taq Taq costs incurred in the six months period ended June 30, 2006 totalled $8.3 million. This mainly comprises the field set up and support costs, together with final 2D seismic expenditure. From the second quarter of 2006, the capital costs relating to Taq Taq have been capitalized. Prior to this they have been expensed. There are a small amount of operating expenses which have been charged to pre-acquisition expenses as no revenue is generated from Taq Taq.

The New Venture costs have increased by $1.2 million from $2.5 million in the six months ended June 30, 2005 to $3.7 million in the six months ended June 30, 2006. The Corporation is continuing to increase its new venture activity in 2006, including the establishment of a New Ventures – Nigeria department.

Nigeria New Venture costs decreased from $2.6 million in Q1 to $1.7 million in Q2 2006 due to a successful acquisition in Q2 of Okwok. Costs relating to this project in Q2 have thus been capitalized whereas in Q1 $0.8 million in relation to it was expensed.

SHARE-BASED COMPENSATION

Share-based compensation relates to share awards to employees and directors of the Corporation. These awards can be granted immediately or over a three year period.

	Three Months Ended			Six Months Ended	
$million except per bbl amounts	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
Share based compensation (million)	12.6	0.0	0.0	12.6	0.0
Share (earnings per share)	0.09	0.0	0.0	0.09	0.0

AOG has awarded 1,000,000 common shares of the Corporation to current employees and directors during the second quarter of the year. The grant date of the shares was June 30, 2006. The shares vest as follows: 468,700 shares immediately; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted of $26,852,702 is expensed over the vesting period. The earnings per share of this award is $0.09 per share.

OTHER

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit of production basis with the cost pool to which it relates.

	Three Months Ended			Six Months Ended	
($ million)	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
Long term debt	0.0	0.0	83.8	0.0	183.8
Interest	0.6	1.2	0.2	1.8	0.2
Other finance charge	0.2	0.1	0.0	0.3	0.1
Foreign Exchange (Gain)/Loss	(1.3)	(0.4)	1.5	(1.7)	1.5
Other Income	(2.3)	(1.2)	(0.3)	(3.5)	(0.9)
Total	**(2.8)**	**(0.3)**	**1.4**	**(3.1)**	**1.0**

Other income has increased from $0.9 million in the six months ended June 30, 2005 to $3.5 million for the same period in 2006. The increase is mainly related to an increase in interest income, which totalled $1.8 million for the six months ended June 30, 2006 mostly generated from cash received from the Initial Public Offering completed in February 2006.

The Corporation utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. Currently the Corporation holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. There are no liquidity risks associated with this instrument. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. The Corporation has no immediate plans to put in place other hedges or financial instruments.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three Months Ended			Six Months Ended	
($ million)	Jun.30 2006	Mar.31 2006	Jun.30 2005	Jun.30 2006	Jun.30 2005
Nigeria	64.0	56.6	35.7	120.7	56.3
Corporate	0.2	0.2	0.3	0.4	0.5
	64.2	**56.8**	**36.0**	**121.1**	**56.8**
Unwinding	0.6	0.6	0.8	1.1	1.0
Total depletion	**64.8**	**57.4**	**36.8**	**122.2**	**57.8**

The costs of oil and natural gas properties are depleted on a unit-of-production basis, based on the Corporation's share of gross estimated proved reserves. The proved reserves utilized to compute DD&A for the quarter were based on the internal estimate of proved reserves at December 2005 and adjusted for any additions or deletions. The Corporation used a proved reserve estimate of 121.3 million barrels as at June 30, 2006. The proved reserve figure used in calculating DD&A includes upward adjustments of 22.9mmbbls compared to the reserve base as at December 31, 2005 due to increases in proved reserves in Okwori, Nda, Adanga North, Adanga South and North Oron during the first 2 quarters of 2006.

The increase in DD&A from $56.8 million in the six month period ended June 30, 2005 to $121.1 million for the same period of 2006 is mainly due to the inclusion of approximately $37.9 million of OPL90 DD&A for the six month period ended June 30, 2006 ($19.7 for the same period of 2006), and the increase in OML123 production.

CURRENT INCOME TAXES

($ million)	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
OML123/124	131.2	76.7	74.5	207.8	148.9
OPL90	44.6	7.3	0.0	52.0	0.0
Other	0.1	0.1	0.4	0.2	0.6
Current Income Taxes	**175.9**	**84.1**	**74.9**	**260.0**	**149.5**

Current income taxes have increased by $110.5 million (74%) from $149.5 million in the six months ended June 30, 2005 to $260.0 million in the six months ended June 30, 2006.

The overall increase in taxes in OML 123/124 is a result of the increase in revenues during the period.

Taxes for OPL 90 have increased due to restrictions on accessing capital allowances. This is due to the regulations of the Nigerian fiscal code.

In the second quarter of 2005 OPL90 enjoyed significant tax deductions, resulting in zero current tax.

The "other taxes" represent local income tax due by the Geneva Branch of Addax Petroleum Services, a subsidiary of the Corporation.

FUTURE INCOME TAXES

($ million)	Three Months Ended Jun.30 2006	 Mar.31 2006	 Jun.30 2005	Six Months Ended Jun.30 2006	 Jun.30 2005
OML123/124	10.5	12.8	8.1	23.3	15.1
OPL90	49.7	47.9	0.0	97.6	0.0
Other	0.0	0.0	0.0	0.0	0.0
Future Income Taxes	**60.2**	**60.7**	**8.1**	**120.9**	**15.1**

Future income taxes for OML123/124 increased by $8.2 million (54%) to $23.3 million in six months ended June 30, 2006 from $15.1 million in the quarter ended June 30, 2005.

Future income taxes for OPL90 were $97.6 million in the six months ended June 30, 2006 compared to nil in the same period of 2005. The significant increase in future income taxes for OPL90 is directly a result of the usage of tax allowances compared to the corresponding period in 2005.

CAPITAL EXPENDITURES

($ million)	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
OML123/124					
Drilling	34.2	29.2	19.5	63.4	38.3
Facilities	23.8	41.8	-1.2	65.6	4.1
Other	4.2	2.7	1.2	6.9	4.9
Sub Total	**62.2**	**73.7**	**19.5**	**135.9**	**47.3**
OPL90/225					
Okwori development	22.4	48.4	44.2	70.8	93.7
Nda development	49.6	32.5	4.4	82.1	5.1
Nda extended well test	0.0	-	0.0	-	8.1
Other	7.3	7.9	0.8	15.2	1.0
Sub Total	**79.3**	**88.8**	**49.4**	**168.1**	**107.9**
Cameroon	0.1	6.5	0.1	6.6	0.5
Gabon	0.5	0.3	0.4	0.8	0.8
JDZ Block 2	3.7	15.1	0.0	18.8	0.0
JDZ Block 3	3.4	9.5	0.0	12.9	0.0
JDZ Block 4	28.4	41.4	0.0	69.8	0.0
Okwok	39.4	0.0	0.0	39.4	0.0
Iraq - Taq Taq	11.1	0.0	0.0	11.1	0.0
Other (1)	1.1	10.2	0.0	11.3	2.6
Total	**229.2**	**245.5**	**69.4**	**474.7**	**159.1**

There is a continuing upward pressure on capital expenditures due to high demand for oil services especially for drilling rigs. The Corporation continues to mitigate this upward pressure such as using competitive bidding procedures bidding on long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

Total capital expenditures have increased by 198 % from $159.1million for the six months in 2005 to $474.7 million for the six months in 2006 with quarter two increased by 230% from $69.4 million in quarter two 2005 to $229.2million in quarter two 2006. This is mainly due to new assets in three JDZ Blocks, Okwok and Taq Taq, Nda development, the OML123 FPSO replacement and the increase of the number of drilling rigs operating for the Corporation from two in 2005 to four at June 30, 2006.

For the first six months of 2006, total capital expenditures on OML123 and OML124 were $135.9 million compared to $47.3 million for the six months of 2005. Drilling costs were $63.4 million which comprised $7.5million of OML124 and $47.6 million of OML123 appraisal and development wells. OML124 commenced drilling in quarter two 2006. There was an exploration well which was completed in quarter one 2006 for $8.3million which was a non-commercial discovery. Facilities costs totalled $65.6 million on OML123 and OML124, comprising $55.5 million for the OML123 FPSO replacement, the project commencing during quarter three 2005, and $4.7 million for Adanga North extended well test which commenced in

quarter four 2005. OML124 oil facilities expenditure was $2.1million. Other capital expenditures on OML123 and OML124 were $6.9 million including capitalized studies of $3.9 million, capitalized seismic costs of $0.4 million and $2.6 million of office capital expenditure.

For the first six months of 2006, total capital expenditures on OPL90 and OPL225 were $168.1 million compared to $107.9 million for six months of 2005. Capital expenditures on OPL90 included $82.1million for the appraisal and initial development of the Nda field, which commenced development in the third quarter 2005, and $70.8 million for development, facilities and drilling costs on the Okwori property. The other costs of $15.2 million are primarily capitalized seismic acquisition costs of $8.9 million on OPL225 which commenced in the fourth quarter of 2005 and an Okporo exploration well in second quarter 2006.

Capital expenditures of $6.6 million in Cameroon for first six months 2006 are primarily related to the acquisition of 3D seismic data which began in the fourth quarter of 2005.

Capital expenditures of $101.5 million in the Joint Development Zone Blocks for first six months 2006 are mainly related to signature bonus payments and farm in fees for the JDZ Block 2 ($18.8 million), Block 3 ($12.9 million) and Block 4 ($69.8 million).

Okwok incurred costs in the third quarter of $39.4 million including $35 million Farm-in fees. The Corporation farmed-in to 40% of the Okwok property, OML67 in Nigeria June 2006 but is carrying all the Capex to production. Okwok costs commenced being capitalized for the first time in the second quarter of 2006.

In Northern Iraq the Taq Taq field began appraisal drilling which, including support costs, totalled $11.1 million in in the second quarter of 2006. Addax has a Farm-in Agreement with Genel Enerji of Turkey for 30% interest in the Taq Taq field.

During the second quarter of 2006, costs relating to the Taq Taq field in northern Iraq were capitalized as the risks and rewards of ownership had been confirmed. Exploration and development activities in Iraq may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Other capital expenditures mainly relate to the acquisition of a rig for the Taq Taq field in Northern Iraq for $8.8 million in the first quarter of 2006.

Major Capital Projects

There are two major capital projects on OPL90, the Okwori field development, and the Nda field development.

For the Okwori field development, the final two wells will be completed and tied in during June and July 2006. The capital costs inception to date are $351.2 million, and the capital costs to

complete the project are forecast at $60 million, including the gas export line for $35 million for flares down compliance.

The Nda field development has currently 1 test well producing. In the first quarter the Nigerian authorities gave approval for the full development of the Nda project. An appraisal well was drilled Q4 2005 and three further development wells will be drilled in 2006 and brought on stream in the third and fourth quarters of 2006.

The Nda development capital costs inception to date are $158.4 million, and the capital costs to complete the project are forecast to be $42 million. It is planned to drill further appraisal wells in the greater Nda area following the Nda field development project.

On OML123, the replacement FPSO work is ongoing. It is anticipated that the replacement will be completed in the third quarter of 2006. Costs from inception to the end of June 2006 are $77.3 million, and the capital costs to complete the project are forecast at $23 million. These costs are for subsea pipelines and risers, FPSO moorings and topsides water injection package.

Okwok, Taq Taq and the three JDZ deep water blocks are still in the appraisal and exploration stages.

Outlook

The capital expenditure forecast for 2006 is 6% less than the MD&A as of December 2005. The capital expenditure forecast for JDZ 4 is $77.3 million, JDZ 3 is $15.9 million, and for JDZ 2 is $21.4 million. The costs include signature bonuses, farm-in fees and technical studies. Okwok 2006 work programme is forecast at $68.3 million, including 2 appraisal wells, in addition to the Farm-in fee. The capital expenditure on Taq Taq is expected to be $30 million in the second half of 2006 for a further 2 appraisal wells and production facilities.

Total capital expenditures for the first six months were $474.7 million, and for the following two quarters are forecasted to be: for the third quarter $240 million; and for the fourth quarter $230 million.

Average production for 2006 is forecasted to be 85,000 barrels per day, with a production rate by year end of 100,000 barrels per day.

Proposed Transactions

On July 20, 2006, the Corporation announced that it had agreed with the board of Directors of Pan-Ocean Energy Corporation Limited ("Pan-Ocean Energy") to acquire two of its wholly-owned subsidiaries, PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") and Pan-Ocean Energy UK Ltd. (Pan –Ocean UK"), for CDN $1.605 billion in cash. PanAfrican owns and operates an exploration, production and marketing business in Gabon, West Africa with management and operational services being provided by Pan-Ocean UK. Funding will be provided by a combination of internal cash resources and firm financing commitments from a syndicate of lenders.

The closing of the transaction, expected on or about September 7, 2006, is subject to three quarters majority vote of both the Class A and B shares of Pan-Ocean Energy to be held at the special meeting of shareholders of Pan-Ocean Energy on August 30, 2006 and approval of the Royal Court of Jersey.

On August 1, 2006, the Corporation filed a preliminary short form base PREP prospectus with the securities regulatory authorities in Canada relating to the distribution of up to 15,000,000 subscription receipts, each subscription receipt representing the right to receive one common share of the Corporation, without payment of additional consideration. The Corporation has also granted to the underwriters an over-allotment option in respect of up to 10% of the subscription receipts purchased exercisable at any time not later than 30 days after closing of the offering. The net proceeds of the offering will be used to fund a portion of the acquisition of PanAfrican and Pan-Ocean UK described above.

On August 1, 2006, the Board of Directors approved a dividend to shareholders of record on August 24, 2006 in the amount of CDN $0.05 per common share to be paid on September 14, 2006. Holders of subscription receipts on the record date are entitled to receive the dividend for each subscription receipt held.

The Corporation is planning to buy a production unit which is currently leased to OML123. The technical review is ongoing. Assuming a positive result from the technical and commercial review, the unit will be bought in the third quarter of 2006 for approximately $30 million including facilities and upgrade.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities and equity funds generated from the IPO to meet increased capital expenditures, primarily for the development of the Okwori property in OPL90 and expenditure relating to the JDZ blocks and the Taq Taq field. The Corporation has not experienced seasonal variations in its cash flows. Currently, the Corporation generates all of its cash from operating activities from its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries.

The Corporation held total cash and cash equivalents of $333.9 million as at June 30, 2006.

On February 16, 2006, the Corporation was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, the Corporation raised $355.1 million (CDN $409.5 million) of which:

- $17.6 million (CDN $20.5 million) was used to pay expenses related to the IPO;

- $48.2 million (CDN $55.6 million) and 117,000,000 common shares of APC were paid to acquire all of the issued and outstanding common shares of Addax Petroleum N.V., previously held by AOG.

On February 24, 2006, an over-allotment option held by the underwriters was exercised yielding net proceeds of $33.7 million (CDN $38.9 million) (gross proceeds totalled $35.5 million (CDN $41.0 million)).

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN $372.4 million). Part of the proceeds were used to pay down the Corporation's debt. The balance of the proceeds will be used to fund the Corporation's ongoing capital expenditures.

The Corporation has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at June 30, 2006, all amounts drawn on the credit facility were reimbursed. The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period.

The following table summarizes the principal components of the corporation's consolidated cash flows for the periods indicated:

Net Cash Inflows (outflows) before movements in working capital ($million)	Three Months Ended Jun.30 2006	Mar.31 2006	Jun.30 2005	Six Months Ended Jun.30 2006	Jun.30 2005
Cash Flow from operations	195.7	174.3	89.1	370.0	159.0
Net cash flow used in investing activities	(225.7)	(102.4)	(69.3)	(328.1)	(159.1)
Net cash flow (used in) financing activities	0.0	192.9	88.2	192.9	121.5
Net increase in cash and cash equivalents	(30.0)	264.8	108.0	234.8	121.4
(Increase) decrease in working capital	114.6	(22.2)	(82.6)	92.4	(83.2)
Increase (decrease) in cash and cash equivalents	84.6	242.6	25.3	327.2	38.2
Cash and cash equivalents at end of period	333.9	249.2	42.1	333.9	42.1

Cash Flow From Operations

Cash flow from operations was $370.0 million for the six month period ended June 30, 2006 compared to $159.0 million for the same period of 2005, representing an increase of $211.0 million. The increase resulted from the increase in income before income taxes of $248.4 million, due to higher prices and higher production from OPL90 and OML123 compared to 2005. For the quarter ended June 30, 2006, cash flow from operations has been reduced due to the increase in current income taxes in OPL90 to $44.6 million from $7.3 million in the quarter ended March 31, 2006.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible capital expenditures. Net cash used in investing activities

was $328.1 million for the six months ended June 30, 2006 compared to $159.1 million for same period in 2005, representing an increase of $169.0 million. This increase is mainly due to an increase by $101.5 million in capital expenditures on JDZ Blocks 2, 3 and 4, and an increase of $39.4 in capital expenditures on Okwok. The remaining increase relates to increases in capital expenditures in OML123 and OPL 90.

Net Cash From (Used in) Financing Activities

Net cash from financing activities was $192.9 million for the six month period ended June 30, 2006 compared to a cash inflow of $121.5 million in the same period 2005. The Corporation received $371 million from the IPO. This cash inflow was partially offset by the following outflows: repayment of long term debt ($80 million in Q1 2006 in comparison to $15.0 million in Q1 2005), payment of dividend ($50 million in Q1 2006 in comparison to nil in Q1 2005) and fees related to the purchase of Addax Petroleum N.V. by the Corporation. The cash inflow for the half year to June 2005 consisted of loan drawdowns used to fund the OPL90 development program.

COMMITMENTS

On July 20, 2006 the Corporation announced that it had agreed to acquire two wholly-owned subsidiaries of Pan-Ocean Energy Corporation Limited offering CDN $1.605 billion in cash. Funding will be provided by a combination of internal cash resources and firm financing commitments from a syndicate of lenders. For more information, please refer to the 'proposed transactions' section above.

The Corporation has assumed various contractual obligations and commitments in the normal course of its operations and financing activities. These obligations and commitments have been described in the December 31, 2005 MD&A and have not significantly changed during the six month period ended June 30, 2006.

RISKS AND UNCERTAINTIES

The Corporation is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out the Corporation's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties to contracts.

The Corporation uses a variety of means to help minimize these risks. The Corporation maintains a comprehensive insurance program to reduce risk to an acceptable level and to protect it against significant losses. Operational control is enhanced by focusing efforts on large core regions with high working interests and by assuming operatorship of all key facilities. Sales of crude oil are aimed at various markets to ensure that undue exposure to any one market does not exist. Financial instruments are utilised to help ensure targets are met to manage commodity prices, foreign currency rates and interest rate exposure. The Corporation

minimizes credit risks by entering into sales contracts and financial derivatives with only high rated entities and financial institutions. In addition, the Corporation reviews its exposure to individual companies on a regular basis, and where appropriate ensures that parental guarantees or letters of credit are in place to minimise the impact in the event of default.

The Corporation's current position with respect to its financial instruments is detailed in note 6 to the consolidated financial statements. The arrangements and policies concerning the Corporation's financial instruments are under constant review and may change depending upon prevailing market conditions.

The corporation has direct responsibility for Health, Safety and Environment (HSE) in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes leadership, commitment and training, risk management, health and safety operations, environmental protection and incident response plan.

ENVIRONMENT

		As at	
($ million)	Jun.30 2006	Jun.30 2005	Mar.31 2006
Asset retirement obligations	26.6	24.2	25.9
OML123-124	14.0	12.8	13.7
OPL90	12.6	11.4	12.2

The asset retirement obligation relates to both OML123/124 and OPL90 in Nigeria. The Production Sharing Contracts (PSC) for OML123/124 specifies that the Corporation's share of the total asset retirement obligation shall equal the percentage derived from the relationship of the anticipated remaining production to the production prior to the corporation assuming the operatorship. Costs relating to property, plant and equipment constructed after the Corporation assumed operatorship is allocated 100% to the corporation.

The increase in the asset retirement obligation for both OML123/124 and OPL90 between the six months periods ended June 30, 2005 and 2006 relates to the accretion of the liability over this period.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005 explains the significant financial accounting policies used by the Corporation. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and affect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in

the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can affect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

RELATED PARTY TRANSACTIONS

The Corporation has entered into the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;

- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- Bunkering Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Addax Petroleum Corporation and a subsidiary of AOG have entered into the Share Transfer Agreement under which Addax Petroleum Corporation has acquired a full and legal ownership of all of the outstanding shares of Addax Petroleum N.V. at the time of the IPO. In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum Corporation, the AOG subsidiary received the equivalent of 120,000,000 Common Shares.

The Crude Oil Supply Agreements

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and (iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. Under the agreements amending the Crude Oil Supply Agreements each dated November 2005, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the initial duration of the Management Services Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The fee to be paid under the contract is $2.5 million per year for the term.

Bunkering

A subsidiary of AOG provides fuel bunkering for the Corporation's FPSOs in Nigeria.

Agreement for Services of Jean Claude Gandur

Addax Petroleum Services Ltd has entered into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1.1 million per annum.

Unless terminated for a breach of terms, this agreement shall continue in force unless and until terminated by nine months prior notice given at any time by either party.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement provides the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

Unless terminated for a breach of terms, the initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG has agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed corporation, which engages in the above prescribed activities.

QUARTERLY FINANCIAL INFORMATION

	2006		2005				2004		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum Sales (million)	522.4	394.2	378.5	385.7	257.8	197.1	156.4	146.6	117.1
Net income (million)	57.9	56.5	38.1	85.6	53.5	28.9	21.3	15.8	13.7
Net income per share ($)	0.41	0.44	0.33	0.73	0.46	0.25	0.18	0.14	0.12
Cash Flow from operations (million)	195.7	174.3	146.0	163.2	89.1	69.9	52.6	48.0	33.0
Per common share ($)	1.40	1.36	1.25	1.39	0.76	0.60	0.45	0.41	0.28

Notes:

(1) Per share amounts for quarters 1 and 2 of 2006 are calculated on a basis of 127,850,100 and 140,100,100 Common Shares, respectively, and for the six months ended June 30, 2006, per share amounts are caluculated on the basis of 134,008,940 common shares of Addax Petroleum Corporation.

(2) 2004 and 2005 per share amounts are calculated on a basis of 117,000,100 common shares of Addax Petroleum N.V.

(3) In the prospectus relating to the IPO of February 2006, the revenues did not take into account overlift adjustments for quarters 1, 2 and 3 of 2005. In quarter 1, 2005 there was an overlift adjustment of $2.6 million which increased the petroleum sales from $194.5 million contained in the prospectus, to $197.1 million in the March 2005 income statement. In quarter 2, 2005 there was an overlift adjustment of $2.1 million increasing the petroleum sales to $257.8 million. In quarter 3, 2005 there was an overlift adjustment of $2.1 million reducing the petroleum sales to $385.7 million.

Petroleum Sales

The petroleum sales have increased by 33% between Q1 2006 and Q2 2006 from $394.2 million to $522.4 million. This increase is due to both an increase in prices and an increase in liftings during the quarters. The average selling price has increased by 16% from $57.14 to $66.09 whilst the liftings increased by 17% from 6.6mmbbls to 7.7mmbbls. The increase is due to the delay of a March 2006 lifting of 650,000 barrels in OPL90 due to the unavailability of tugs and a lifting delay in OML124 of 120,000. Both liftings occurred in April.

The general upward trend over the eight quarters of increasing petroleum sales has resulted from a combination of increased production from OML123, commencement of sales from OPL90 in Q2, 2005 and increasing crude oil prices throughout the period.

Net Income

Net income increased in Q2 2006 by 2% to $57.9 million from $56.5 million in Q 1. The major reasons for the increase were a $128.2 million increase in petroleum sales which have been offset by an increase in expenses of 13.3% or $19.8 million and an increase in taxes of $91.8 million.

Expenses increased due to an increase in DD&A of $7.4 million in Q2 2006 compared to Ql 2006 due to the increase in liftings discussed in the Petroleum Sales section above, an increase in operating costs of $6.6 million from Ql 2006 to Q2 2006 primarily due to the increase in FPSO costs of $3.4 million and vessel and helicopter costs of $0.4 million in OPL90, and a charge of $12.6 million relating to share based compensation partially offset by a reduction in pre-acquisition costs of $7.5 million due to the capitalization of Okwok and Taq Taq in the second quarter of 2006.

The increase in taxes from $84.1 million in Q 1 2006 to $175.9 million in quarter 2, 2006 is primarily due to the increase in taxes in OPL90 as discussed in the Current Income Taxes section above and the increase in petroleum sales of $128.2 million, discussed in the Petroleum Sales section above.

The general upward trend of increasing net income over the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs, DD&A and taxes. In quarters two and three 2005, the Corporation benefited from tax incentives in OPL90. In quarter two 2006, the Corporation no longer benefits from these tax incentives.

Cash Flow from Operations

Cash flow from operations increased by 12% to $195.7 million in the second quarter of 2006 compared to $174.3 million in the first quarter. The major increases in the second quarter compared to the first quarter of 2006 were an increase of $1.4 million in net income, as discussed above, and an increase in items not affecting cash of $19.9 million. This increase was due to an increase in DD&A of $7.3 million and share based compensation of $12 6 million. Cash flow from operations in Q2 2006 was adversely impacted due to the increase in current taxes in OPL90 of $37.3 million.

The general upward trend in cash flow from operations in the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs and current taxes.

Addax Petroleum Corporation

Consolidated Financial Statements

As at June 30, 2006 and for the three and six month periods ended June 30, 2006 and 2005

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US $000's)

	June 30, 2006	December 31, 2005
ASSETS		
Current		
Cash and cash equivalents	333,851	6,708
Accounts receivable (note 9)	213,152	134,033
Inventories (note 5)	95,562	62,753
Prepaid expenses	16,733	15,506
	659,298	**219,000**
Future income taxes	110,349	155,884
Deferred financing charges	3,946	4,763
Property, plant and equipment (note 3)	741,417	487,023
	855,712	**647,670**
	1,515,010	**866,670**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 9)	283,963	160,113
Income taxes and royalties payable	424,131	203,626
Deferred revenue	-	1,280
	708,094	**365,019**
Asset retirement obligations	26,583	25,266
Future income taxes	73,643	93,093
Other long-term liabilities	8,423	4,909
Long-term debt	-	80,000
	108,649	**203,268**
Shareholders' equity		
Share capital (note 4)	391,060	20,010
Contributed surplus (note 4)	12,586	-
Retained earnings	294,621	278,373
	698,267	**298,383**
	1,515,010	**866,670**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(US $000's, except per share amounts)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
REVENUE				
Petroleum sales (note 9)	522,449	257,805	916,610	454,857
Royalties	(90,036)	(39,570)	(163,304)	(77,864)
Net sales	432,413	218,235	753,306	376,993
Other income	2,271	231	3,504	856
Total net revenue	**434,684**	**218,466**	**756,810**	**377,849**
EXPENSES				
Operating	53,848	39,672	101,117	64,733
General and administrative	5,523	2,498	8,803	4,030
Pre-acquisition (note 10)	4,431	1,253	16,343	2,460
Share-based compensation (note 4)	12,586	-	12,586	-
Interest on long-term debt	616	240	1,822	240
Other interest and finance income	684	68	322	120
Depletion, depreciation and accretion (note 3)	64,717	36,780	122,164	57,811
Foreign exchange (gain)/loss	(1,800)	1,401	(1,743)	1,469
Total expenses	**140,605**	**81,912**	**261,414**	**130,863**
Income before provision for income taxes	**294,079**	**136,554**	**495,396**	**246,986**
Provision for income taxes				
Current	(175,896)	(74,947)	(260,004)	(149,511)
Future	(60,246)	(8,136)	(120,956)	(15,095)
	(236,142)	**(83,083)**	**(380,960)**	**(164,606)**
Net income	**57,937**	**53,471**	**114,436**	**82,380**
Earnings per share, basic and diluted	$0.41	$0.46	$0.85	$0.70
Weighted average number of common shares outstanding, basic and diluted	140,100,100	117,000,000	134,008,940	117,000,000

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US $000's)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
Retained earnings, beginning of period	236,684	186,212	278,373	157,303
Net income	57,937	53,471	114,436	82,380
Distribution of earnings (note 1)	-	-	(48,188)	-
Dividends	-	-	(50,000)	-
Retained earnings, end of period	**294,621**	**239,683**	**294,621**	**239,683**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(US $000's)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	**2005**	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITES				
Net income	**57,937**	**53,471**	**114,436**	**82,380**
Items not affecting cash (note 7)	137,732	35,594	255,529	76,592
	195,669	**89,065**	**369,965**	**158,972**
Changes in non-cash working capital (note 7)	114,648	(82,643)	92,442	(83,153)
	310,317	**6,422**	**462,407**	**75,819**
CASH FLOWS FROM INVESTING ACTIVITIES				
Expenditures on property, plant and equipment	(225,689)	(69,343)	(328,126)	(159,120)
	(225,689)	**(69,343)**	**(328,126)**	**(159,120)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of long-term debt	-	75,000	-	125,000
Proceeds from (repayment of) long-term debt	-	15,000	(80,000)	-
Debt issues costs	-	(1,750)	-	(3,500)
Dividends paid	-	-	(50,000)	-
Proceeds from share issue (note 1)	-	-	371,050	-
Distribution of earnings (note 1)	-	-	(48,188)	-
	-	**88,250**	**192,862**	**121,500**
Net increase in cash and cash equivalents	**84,628**	**25,329**	**327,143**	**38,199**
Cash and cash equivalents, beginning of period	249,223	16,752	6,708	3,882
Cash and cash equivalents, end of period	**333,851**	**42,081**	**333,851**	**42,081**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum Corporation (the "Corporation") was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of the Corporation (the "IPO").

On February 16, 2006, the Corporation completed its IPO of 21.0 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum Corporation in connection with the IPO. Total net proceeds from the issuances were approximately $371,050,000.

In conjunction with the completion of the IPO, the Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of $48,188,360 and the issuance of 117,000,000 common shares. The cash consideration has been accounted for as a distribution of earnings. As AOG controls both the Corporation and Addax Petroleum N.V., the acquisition occurred between entities under common control and was accounted for in the books of the Corporation as a continuity of interests. Under this form of purchase accounting, Addax Petroleum Corporation is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, the Corporation's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

2. ACCOUNTING POLICIES

The interim consolidated financial statements of the Corporation include the Corporation, its wholly-owned subsidiaries and its interests in joint ventures, and have been prepared following the same accounting policies as the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005. The interim financial statements contain disclosures that are supplemental to the Corporation's annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These financial statements should be read in conjunction with Addax Petroleum N.V.'s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2006	December 31, 2005
Oil and natural gas properties	1,257,664	890,914
Accumulated depletion	(529,268)	(407,644)
	728,396	483,270
Corporate assets	17,097	7,289
Accumulated depreciation	(4,076)	(3,536)
	13,021	3,753
Balance	**741,417**	**487,023**

Property, plant and equipment by cost centre is as follows:

Cost Centre	June 30, 2006	December 31, 2005
Nigeria	581,690	468,289
Cameroon	11,994	5,401
Gabon	10,354	9,580
Iraq	11,070	-
Joint Development Zone	113,288	-
Other corporate assets	13,021	3,753
Balance, end of period	**741,417**	**487,023**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	June 30, 2006	December 31, 2005
Unproved properties		
Cameroon	11,994	5,401
Gabon	10,354	9,580
Iraq	11,070	-
Joint Development Zone	113,288	-
	146,706	**14,981**

In March 2006, the Corporation entered into three production sharing contracts ("PSCs") with the Joint Development Authority which administers the Joint Development Zone (JDZ) between Nigeria and São Tomé e Príncipe.

In June 2006, the Nigerian government approved the assignment of a 40% interest in the Okwok property to the Corporation.

During the second quarter of 2006, costs relating to the Taq Taq field in northern Iraq were capitalized as the risks and rewards of ownership had been confirmed. Exploration and development activities in Iraq may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

4. SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Issued and Outstanding

	Six-month period ended June 30, 2006	
	Common Shares	Amount
Balance, beginning of period	117,000,100	20,010
Issued pursuant to IPO	23,100,000	371,050
Balance, end of period	**140,100,100**	**391,060**

Share-Based Compensation

AOG has awarded 1,000,000 common shares of the Corporation to current employees and directors during the second quarter of the year. The grant date of the shares was June 30, 2006. The shares vest as follows: 468,700 shares immediately; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted of $26,852,702 is expensed over the vesting period.

5. INVENTORIES

	June 30, 2006	**December 31, 2005**
Oil products	39,416	19,269
Materials and supplies	56,146	43,484
Balance	**95,562**	**62,753**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

6. FINANCIAL INSTRUMENTS

The Corporation uses certain derivative financial instruments to manage its commodity prices and foreign currency exposures. These financial instruments are not used for trading or speculative purposes. The Corporation had the following financial derivatives outstanding as at June 30, 2006:

Foreign currency forward	
Remaining term	July 2006 - December 2006
Amount	$1.5 million / month
Average exchange rate (United Stated dollar / Swiss Franc)	1.268
Contract value	$ 175,296

7. CASH FLOWS

(a) Items not affecting cash

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
Future income taxes	60,246	8,136	120,956	15,095
Depletion, depreciation and accretion	64,717	36,780	122,164	57,811
Change in fair value of derivatives	137	34	230	333
Share-based compensation	12,586	-	12,586	-
Other items, including foreign exchange	46	(9,356)	(407)	3,353
Total items not affecting cash	**137,732**	**35,594**	**255,529**	**76,592**

(b) Changes in non-cash working capital

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
Accounts receivable	(90,044)	(67,193)	(79,119)	(42,828)
Prepaid expenses	18,612	936	(1,227)	860
Inventories	(9,819)	(12,054)	(23,823)	(18,453)
Accounts payable and accrued liabilities	(12,609)	6,338	(22,614)	50,569
Tax and royalties payable	208,508	(11,095)	220,505	(71,196)
Deferred revenue	-	425	(1,280)	(2,105)
Changes in non-cash working capital	**114,648**	**(82,643)**	**92,442**	**(83,153)**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(c) Other cash flow information

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
Interest paid	-	(1,391)	(1,183)	(4,676)
Income taxes paid	(196)	-	(196)	-
Total items not affecting cash	**(196)**	**(1,391)**	**(1,379)**	**(4,676)**

The Corporation pays taxes and royalties in Nigeria through government liftings taken-in-kind. For the six month period ended June 30, 2006, such government liftings totalled $195,609,000 ($56,043,000 for the quarter ended June 30, 2006).

8. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent the Corporation's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures in Cameroon, Gabon, Iraq, JDZ and the Okwok property in Nigeria.

	June 30, 2006	December 31, 2005
Non-current assets	118,456	14,982
Current assets	43,062	6,749
Non-current liabilities		-
Current liabilities	(210,703)	(40,683)
Net liabilities	(49,185)	18,952
Income	-	-
Expenses	24,677	10,915

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. RELATED PARTY TRANSACTIONS

The following transactions took place between the Corporation and AOG and its other subsidiary companies:

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
Sales to Addax B.V.	356,289	136,032	529,650	236,223
Charges:				
Addax Bunkering Services	(8,786)	-	(9,919)	-
AOG Advisory Services Ltd	(625)	(497)	(1,250)	(1,122)
Addax BV	(3,265)	(2098)	(3,602)	(2,670)
Other entities	(13)	(379)	(27)	(627)

The sales to Addax B.V., the sole marketer of the Corporation's crude oil, were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Corporation's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Corporation. Addax B.V. and Addax Limited are subsidiaries of AOG.

Amounts due from (to) related parties as included in accounts receivable and accounts payable, respectively, in the consolidated balance sheet are as follows:

	June 30, 2006	December 31, 2005
Addax B.V.	73,425	109,694
AOG Advisory Services Ltd	3	281
Addax Limited	(33)	(2,943)

10. PRE-ACQUISITION EXPENSES

Included in pre-acquisition expenses are costs related to the Corporation's new venture activity. Related expenditures are charged to the income statement pending finalization of the Corporation's rights to a license. These costs can include seismic purchases, studies (in-house and external) and consulting. Beginning in the second quarter of 2006, capital costs related to the Corporation's interest in the Taq Taq field in northern Iraq have been capitalized.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. EVENTS SUBSEQUENT TO JUNE 30, 2006

On July 20, 2006, the Corporation announced that it had agreed with the board of Directors of Pan-Ocean Energy Corporation Limited ("Pan-Ocean Energy") to acquire two of its wholly-owned subsidiaries, PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") and Pan-Ocean Energy UK Ltd. (Pan –Ocean UK"), for CDN $1.605 billion in cash. PanAfrican owns and operates an exploration, production and marketing business in Gabon, West Africa with management and operational services being provided by Pan-Ocean UK. Funding will be provided by a combination of internal cash resources and firm financing commitments from a syndicate of lenders.

The closing of the transaction, expected on or about September 7, 2006, is subject to three quarters majority vote of both the Class A and B shares of Pan-Ocean Energy to be held at the special meeting of shareholders of Pan-Ocean Energy on August 30, 2006 and approval of the Royal Court of Jersey.

On August 1, 2006, the Corporation filed a preliminary short form base PREP prospectus with the securities regulatory authorities in Canada relating to the distribution of up to 15,000,000 subscription receipts, each subscription receipt representing the right to receive one common share of the Corporation, without payment of additional consideration. The Corporation has also granted to the underwriters an over-allotment option in respect of up to 10% of the subscription receipts purchased exercisable at any time not later than 30 days after closing of the offering. The net proceeds of the offering will be used to fund a portion of the acquisition of PanAfrican and Pan-Ocean UK described above.

On August 1, 2006, the Board of Directors approved a dividend to shareholders of record on August 24, 2006 in the amount of CDN $0.05 per common share to be paid on September 14, 2006. Holders of subscription receipts on the record date are entitled to receive the dividend for each subscription receipt held.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: May 11, 2006

"Signed"
JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: May 11, 2006

"Signed"
MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

ADDAX
PETROLEUM

Addax Petroleum Corporation

Management's Discussion and Analysis

For the three months ended March 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
(amounts presented are in United States dollars unless otherwise indicated)

Addax Petroleum Corporation was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of Addax Petroleum Corporation (the "IPO").

On February 16, 2006 Addax Petroleum Corporation completed its initial public offering of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum Corporation in connection with the IPO.

The aggregate gross proceeds from the issuance of common shares pursuant to the IPO and exercise of the over-allotment option was CDN$ 450,450,000. Prior to the completion of the IPO, Addax Petroleum Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings BV for cash consideration of CDN$ 55,575,000 and 117,000,000 common shares of Addax Petroleum Corporation. As AOG controls both Addax Petroleum Corporation and Addax Petroleum N.V., the transaction occurred between entities under common control and was accounted in the books of Addax Petroleum Corporation as a continuity of interests. Under this form of purchase accounting, Addax Petroleum Corporation is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, Addax Petroleum Corporation's financial statements, presented for comparative purposes, reflect the financial position, results of operations and cash flows as if Addax Petroleum Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

Additional information relating to Addax Petroleum Corporation can be found on SEDAR at www.sedar.com.

The following Management's Discussion and Analysis of Addax Petroleum Corporation (the "Corporation") should be read in conjunction with the Corporation's interim consolidated financial statements as at March 31, 2006 and for the three months periods ended March 31, 2006 and 2005 together with the notes thereto and the consolidated financial statements of Addax Petroleum N.V. as at and for the year ended December 31, 2005 together with the notes thereto and related Management's Discussion and Analysis. The consolidated financial statements presented herein are those of Addax Petroleum Corporation and its subsidiaries.

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires the Corporation to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and

uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of the Corporation. More specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by the Corporation with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

The Corporation defines "Cash Flow From Operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

117,000,000 shares of APC were given to Addax and Oryx Group (AOG) for APC to acquire Addax Petroleum N.V. Therefore for calculating earnings per share, it is assumed that, prior to the Initial Public Offering on February 2006, there were 117,000,000 shares of APC held by AOG.

There are no diluted shares and there are no off balance sheet transactions.

Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in the Corporation's Annual Information Form dated March 28, 2006.

This MD&A is dated May 5, 2006.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

Bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls ..	millions of barrels
mbbls/d ..	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
Mboe/d...	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	Million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Currency

$	United States dollars
CDN$	Canadian dollars
N	Nigerian naira
CHF	Swiss francs

SUMMARY

The Corporation's sales figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Inventory held at the beginning of period is included in sales during the period together with the related sales and costs.

The Corporation currently produces and sells crude oil from 3 streams in Nigeria; Antan (OML123), Brass (OML124) and Okwori (OPL90). The document will refer to OML123, OML124 and OPL90.

During the quarter ended March 31, 2006, the Corporation brought 4 new wells on-stream. These wells were in OML123 and in OPL90. Average daily production for the quarter ended March 31, 2006 for OPL90 was 26,659 bbls/d in comparison to 843 bbls/d during the same period in 2005.

The Corporation's total crude oil production by property for the quarter ended March 31, 2006 was 4.5 mmbbls from OML123, 0.3 mmbbls from OML124, and 2.4 mmbbls from OPL90, as compared with 4.0 mmbbls from OML123, 0.3 mmbbls from OML124 and 0.1 mmbbls from OPL90 for the quarter ended March 31, 2005.

In March 2006, APC entered into three Production Sharing Contracts ("PSC's") with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33.3%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). Following the quarter end, the Corporation purchased a further 5% of JDZ 4.

Net income increased to $56.5 million for the quarter ended March 31, 2006 from $28.9 million for the same period in 2005. The following table summarizes the Corporation's results of operations for the quarter ended March 31, 2006 as compared to the same period in 2005.

	March 31, 2006 ($ million)	March 31, 2005 ($ million)	Variance (%)	March 31, 2006 ($/bbl)	March 31, 2005 ($/bbl)
REVENUE					
Petroleum Sales	394.2	197.1	100%	59.41	44.49
Royalties	(73.3)	(38.3)	91%	(11.04)	(8.65)
Net Sales	320.9	158.8	102%	48.37	35.85
Other Income	1.2	0.6	100%	0.19	0.14
Total Net Revenue	**322.1**	**159.4**	**102%**	**48.56**	**35.98**
EXPENSES					
Operating	47.3	25.1	88%	7.13	5.66
General and Administrative	3.3	1.5	119%	0.50	0.34
Preacquisition costs	11.9	1.2	892%	1.79	0.27
Other (1)	0.9	0.1	800%	0.14	0.03
Depletion, depreciation and accretion	57.4	21.0	173%	8.65	4.74
Total expenses	**120.8**	**48.9**	**147%**	**18.21**	**11.04**
Income before provision for income taxes	**201.3**	**110.5**	**82%**	**30.35**	**24.94**
Provision for income taxes					
Current	(84.1)	(74.6)	13%	(12.68)	(16.84)
Future	(60.7)	(7.0)	767%	(9.15)	(1.58)
Net Income	**56.5**	**28.9**	**96%**	**8.52**	**6.52**

Notes:

(1) Other includes interest on long term debt, other interest and finance charges and foreign exchange losses (gains).

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production volumes, and adjusted for overlifts.

SELECTED FINANCIAL INFORMATION

	March 31, 2006	March 31, 2005
Revenue, before Royalties (million)	394.2	197.1
Net Income (million)	56.5	28.9
Per common share ($)	0.44	0.25
Cash Flow from Operations (million)	174.3	69.9
Per common share ($)	1.36	0.60
Capex, net of dispositions (million)	245.5	89.8
Net Income / Revenue	*14%*	*15%*

Note:

2006 per share amounts are calculated on the basis of 127,850,100 Common Shares of Addax Petroleum Corporation

2005 per share amounts are calculated on the basis of 117,000,000 Common Shares of Addax Petroleum N.V.

The gross revenue increased by 100% from March 31, 2005 to March 31, 2006 from $197.1 million to $394.2 million. Net income increased by 96% from March 31, 2005 to March 31, 2006 from $28.9 million to $56.5 million. Cash Flow From Operations has increased by 149% from March 31, 2005 to March 31, 2006 from $69.9 million to $174.3 million.

The major reasons for the revenue increase as of March 31, 2006 were the increased oil prices, oil production from OPL90 and increased production from OML123. These increases were partly offset by increases in taxes, royalties, operating expenses, general and administrative expenses, depletion and other expenses.

Cash flow from operations has increased by $104.4 million mainly due to increased income, partly offset by an increase in current taxes, operating expenses and general and administrative expenses.

SELECTED OPERATING INFORMATION

($/bbl) except daily production and sales in number of barrels	March 31, 2006	March 31, 2005
Daily production	80'374	49'341
Daily sales (1)	73'713	49'223
Sales price (2)	59.41	44.49
Royalties	(11.04)	(8.65)
Operating expenses	(7.13)	(5.66)
Netback	**41.24**	**30.18**

(1) Including any overlift adjustment

(2) Total petroleum sales (overlift included) divided by the number of barrels sold (overlift included)

The volume of daily sales has increased significantly over the year (increase of 50% between March 31, 2005 and March 31, 2006). The 2006 daily sales volumes as of March 31 amounted to 73,713 bbls/d compared to 49,223 bbls/d in March 2005.

This increase is mainly due to the production from OPL90 (which commenced production in March 2005). The first lifting from OPL90 occurred in June 2005.

The average sales price has also increased by 34% from $44.48 in the quarter ending March 31, 2005 to $59.41 in the quarter ending March 31, 2006. This is mainly due to the increase in the Dated Brent Benchmark Price by 30%.

The Royalties per barrel has increased by 28% in the quarter ending March 31, 2006 compared to the quarter ending March 31, 2005 due to higher revenues.

Operating expenses per barrel have increased by 26% in March 31, 2006 compared to March 31, 2005. The increase is detailed in the section Operating Expenses.

As a result, the netback has increased by 37% from $30.18 per barrel to $41.24 per barrel.

PRODUCTION

	2006 Q1		2005 Q1	
	OML123-124	OPL90	OML123-124	OPL90
Production (mbbl)	4'834	2'399	4'365	76
Daily Production (bbl)	53'715	26'659	48'498	843
Royalties (mbbl)	(920)	(322)	(825)	-
Daily Royalties (bbl)	(10'224)	(3'574)	(9'163)	-
Daily Production Net of Royalties (bbl)	**43'491**	**23'085**	**39'335**	**843**

The daily production before royalties has increased by 63% from 49,341 bbls/d to 80,374 bbls/d.

In OML123, the daily production before royalties has increased by 12% from 45,044 bbls/d to 50,427 bbls/d. In this block, 3 new production wells were added.

In OML124, the daily production before royalties has decreased by 5% from 3,454 bbls/d to 3,288 bbls/d, consistent with natural decline.

OPL90 commenced production in March 31, 2005, and has an average production for the quarter ended March 2006 of 26,659 bbls/d. At March 2006, 7 wells were producing (March 31, 2005: 2 wells).

The split of the production has changed with the start of the production in OPL90. In the quarter ended March 31, 2005, the number of barrels produced in OML123 accounted for 91% of the total barrels produced, the other 9% being from OML124 (7%) and OPL90 (2%). In the quarter ended March 31, 2006, the volume of barrels produced in OML123 accounts for 63%, the volume of barrels produced by OML124 accounts for 4% and the volume of barrels produced in OPL90 accounts for 33% of the total production for the quarter ended March 31, 2006.

The daily production net of royalties has increased by 69% from 39,335 barrels to 66,596 barrels.

The increase of the daily production net of royalties is mainly related to the gross production in OPL90 (26,659 bbls/d in the quarter ended March 31, 2006 in comparison to 843 bbls/d in the quarter ended March 31, 2005).

CRUDE OIL PRICES

The Corporation currently produces and sells crude oil from 3 areas in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OPL90). The selling price for each area is based on the Dated Brent Benchmark Price plus a premium or a discount which depends on the quality of the crude oil.

($/barrel)		Quarter ended March 31, 2006	Quarter ended March 31, 2005
Average Dated Brent Benchmark Price		61.75	47.50
Antan	Average Discount	(4.90)	(3.10)
	Average Price	57.14	44.30
Brass	Average Premium	0.90	0.34
	Average Price	62.81	48.91
Okwori	Average Premium	1.91	-
	Average Price	63.56	-

Note:
Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

There has been an increase in Brent crude prices over the last years. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions.

The average dated Brent Benchmark Price has increased from an average price of $47.50 per barrel in the quarter ended March 31, 2005 to an average price of $61.75 per barrel in the quarter ended March 31, 2006.

The crude oil lifted from OML123 was sold with an average discount of $4.90 ($3.10 in the quarter ended March 31, 2005). This accounts for an average discount of 8% in comparison to Brent. As the price of the Brent crude increases the OML123 discount tends to increase; 64% of the barrels lifted in the quarter ended March 31, 2006 were from OML123 (93% in March 2005).

The average premium applied on the crude oil lifted from OML124 is $0.90 in the quarter ended March 31, 2006 in comparison to $0.34 in the quarter ended March 31, 2005. 3% of the barrels lifted in March 2006 were from OML124 (7% in March 2005).

The average premium per barrel applied on the crude oil lifted from OPL90 is $1.91. The average price is $63.56. 33% of the barrels lifted in the quarter ended March 2006 were from OPL90 compared to nil in the quarter ended March 2005. OPL90 commenced trading at a discount to Brent, as it was a new crude stream. This has now been reversed, and OPL90 currently trades at a premium to Brent.

PETROLEUM SALES

Petroleum sales are reported on the basis of production volumes sold gross of Royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income in the balance sheet.

The table below summarises the Petroleum Sales.

	OML123		OML124		OPL90		TOTAL	
$million	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1
Petroleum Sales	242.7	182.8	11.6	14.3	139.9	-	394.2	197.1

The petroleum sales have increased by 100% between the quarter ended March 2005 and the quarter ended March 2006. The petroleum sales include the liftings from OML123, OML124 and OPL90 (since quarter 2, 2005).

The petroleum sales from OML123 accounts for 62% of the total (93% as of the quarter ended March 2005). The petroleum sales from OML124 accounts for 3% of the total (7% as of the quarter ended March 2005). The petroleum sales from OPL90 accounts for 35% (nil as of the quarter ended March 2005) of the total of revenue.

The increase of petroleum sales in OML123 (33% between the quarter ended March 2005 and the quarter ended March 2006) from $182.8 million to $242.7 million is due mostly to the increase in prices. The impact of the increase in price is $54.5 million or 91% whereas the impact of the increase in production is $5.4 million or 9%.

In OML124, the decrease in petroleum sales by 23% from $14.3 million to $11.6 million is due to fewer barrels being lifted in Q1 2006 compared to Q1 2005. A late March 2006 OML124 lifting of 120,000 barrels was delayed to early April 2006.

In OPL90, the first liftings occurred in June 2005. The revenue of $139.9 million is fully generated by this new production. A late March 2006 lifting of 650,000 bbls was delayed until April 2006, due to unavailability of tugs.

Other income has increased from $0.6 million in the quarter ended March 31, 2005 to $1.2 million in the quarter ended March 31, 2006. The increase is mainly related to an increase in interest income. The cash received from the Initial Public Offering completed in February 2006 has generated interest income of $0.4 million.

ECONOMIC SENSITIVIES

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production and operating costs would have had on the Corporation's net income for the quarter ended March, 2006, had these changes occurred on January 1, 2006. These calculations are based on business conditions, production and sales volumes existing for Q1 2006. The 1,000 bbls/d increase has been allocated equally between OML123/OML124 and OPL90.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	1.3	0.01
Crude oil production	1,000 bbls/d	1.0	0.01
Increase in operating costs	10%	(1.9)	(0.01)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

ROYALTIES

Royalties are comprised of NNPC Profit Oil, Education Tax, Royalty Oil, Niger Delta Development Corporation (NDDC) levy and the Cost Penalty Arrangement (CPA). Royalties are determined in accordance with the applicable PSC.

	2006 Q1		2005 Q1		Change	2006 Q1		2005 Q1	
	Antan-Brass ($million)	Okwori ($million)	Antan-Brass ($million)	Okwori ($million)	Antan-Brass (%)	Antan-Brass ($/bbl)	Okwori ($/bbl)	Antan-Brass ($/bbl)	Okwori ($/bbl)
Royalty Oil	17.7	6.2	16.8	-	5%	4.00	2.83	3.78	-
NDDC Levy	3.5	3.1	1.7	-	106%	0.79	1.39	0.38	-
Education Tax	3.1	1.6	2.8	-	11%	0.71	0.74	0.63	-
NNPC's share of profit oil	24.9	9.4	17.0	-	46%	5.61	4.26	3.85	-
Cost Penalty Arrangement	3.8	-	-	-	100%	0.85	-	-	-
Total Royalties	53.0	20.3	38.3	-	38%	11.96	9.24	8.65	-

Royalties for crude oil lifted from OML123 and OML124 have increased by 38% from $38.3 million ($8.64 per barrel) to $53.0 million ($11.96 per barrel). The Royalties for crude oil lifted from OPL90 are $20.3 million ($9.24 per barrel) compared to nil in the quarter ended March 31, 2005.

Royalty Oil from OML123 and OML124 slightly increased by 5% from $16.8 million ($3.78 per barrel) in the quarter ended March 31, 2005 to $17.7 million ($4.00 per barrel) in the quarter ended March 31, 2006. Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with production. Royalty Oil has increased due to increased production and revenue in Q1 2006 compared to Q1 2005. OPL90 Royalty Oil for the quarter ended 31, March 2006 is $6.2 million ($2.83 per barrel) compared to nil in the period ended 31, March 2005.

Profit Oil in OML123/124 has increased by 46% from $17.0 million in the quarter ended March 31, 2005 ($3.85 per barrel) to $24.9 million ($5.61 per barrel) in the quarter ended March 31, 2006. The increase is due to the increase of 25% in revenues in OML123 and OML124. Profit Oil in OPL90 accounts for $9.4 million ($4.28 per barrel).

OPERATING EXPENSES

The operating expenses as presented below include costs relating to OML123/124 and to OPL90 (which commenced production in 2005).

	2006 Q1	**2005 Q1**
Operating Expenses (million)		
OML123/124	35.7	25.1
OPL90	11.6	-
Total Producing Assets	**47.3**	**25.1**
$/bbl lifted	7.13	5.66
$/bbl lifted in OML123-124	*8.05*	*5.66*
$/bbl lifted in OPL90	*5.26*	-

There is a continuing upward pressure on operating costs due to high demand for oil services. The Corporation continues to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

Operating costs have increased by 88%, from $25.1 million in the quarter ended March 31, 2005 to $47.3 million in the quarter ended March 31, 2006.

The operating costs in OML123/124 have increased by 42% ($10.6 million) from $25.1 million to $35.7 million and from $5.66 per barrel in the quarter ended March 31, 2005 to $8.05 per barrel in the quarter ended March 31, 2006.

For OML123/124, the increase in operating costs is mainly due to an increase by $4.5 million relating to a special bonus and allowances paid to the Nigerian staff following union negotiations, and a settlement of a contract relating to the period from April 2004 to March 2006 (increase of $3.6 million).

For OPL90, total operating costs were $11.6 million and the main operating cost is the cost related to the floating production storage and offloading vessel ("FPSO") ($7.5 million). There were no operating costs for OPL90 in Q1 2005.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative charges relate to corporate costs.

$million except per bbl amounts	2006 Q1	2005 Q1
Corporate costs (million)	3.3	1.5
Corporate costs (per barrel)	0.50	0.34

Corporate costs have increased by 136% to $3.3 million in the quarter ended March 31, 2006 compared from $1.5 million in the quarter ended March 31, 2005. The main reason for the increase is additional employees within the commercial and finance departments in the Geneva office working specifically on corporate activities.

PRE-ACQUISITION EXPENSES

Included in pre-acquisition expenses are costs related to the Corporation's New Venture activity. Related expenditures are charged to the income statement pending finalization of the Corporation's rights to a license. These costs can include seismic purchases, studies (in house and external) and consulting.

$million except per bbl amounts	2006 Q1	2005 Q1
Taq Taq Costs	7.7	-
New Venture Costs - Nigeria	2.6	-
New Venture Costs - Other	1.6	1.2
Total Pre-acquisition costs	**11.9**	**1.2**
Pre-acquisition costs per barrel	1.79	0.27

The reason for the increase from March 31, 2005 to March 31, 2006 is due to the Corporation aggressively seeking new opportunities in its core areas.

Total Taq Taq costs incurred in the quarter ended March 31, 2006 totaled $7.7 million compared to nil in the quarter ended March 31, 2005, which include $2.2 million for seismic data acquisition. The capital expenditure and operating costs relating to Taq Taq are currently charged pending finalization of the Corporation's rights to the license.

The New Venture costs have increased by $3 million from $1.2 million in the quarter ended March 31, 2005 to $4.2 million in the quarter ended March, 31 2006. This increase is mainly due to the increase by $2.6 million in New Ventures costs in Nigeria. The Corporation has significantly increased its new venture activity in 2006, including formation of a new venture team in Nigeria.

OTHER

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit of production basis with the cost pool to which it relates.

($ million)	2006 Q1	2005 Q1
Long term debt	-	100
Interest	1.2	-
Other finance charge	0.1	-
Foreign Exchange Gain/Loss	(0.4)	0.1
Total expenses	**0.9**	**0.1**

The increase in interest is related to the increase in hedging costs. Hedging costs were $0.6 million in the quarter ended March 31, 2006 in comparison to nil in the quarter ended March 31, 2005.

The Corporation utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. The Board of Directors provides principles for overall risk management as well as policies covering specific areas related to each category of financial instrument. Currently the Corporation has a currency hedge only. There are no liquidity risks associated with this instrument. The Corporation has no immediate plans to put in place other hedges.

The Corporation has previously entered into commodity price contracts to cover pricing exposure in order to safeguard a minimum cash income. Gains or losses on these contracts are included in other interest and finance charges.

The Corporation has previously entered into interest rate swap agreements to manage its fixed and floating interest mix on its long term debt obligations in which the Corporation agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Gains or losses on interest rate swap contracts are included in other interest and finance charges.

The Corporation enters into foreign exchange forward contracts to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. These contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

The costs of oil and natural gas properties are depleted on a unit-of-production basis, based on the Corporation's share of gross estimated proved reserves. The proved reserves utilized to compute DD&A for the quarter were based on the internal estimate of proved reserves at

December 2005 and adjusted for any additions or deletions. The Corporation used a proved reserve estimate of 104.2 million barrels for the quarter ended March 31, 2006. The proved reserve figure in the current quarter used in calculating DD&A was increased by 13.2mmbbls due to increases in proved reserves in Nda, Adanga North and North Oron.

The increase in DD&A from $21.0 million for the quarter ended March 2005 to $57.4 million for the quarter ended March 2006 was mainly due to OPL90 DD&A included in the quarter ended March 2006 of approximately $20.3 million (nil in quarter 1 2005), and the increase in production at OML123.

CURRENT INCOME TAXES

	2006 Q1 (million)	2005 Q1 (million)	2006 Q1 $/bbl	2005 Q1 $/bbl
OML123/124	76.7	74.6	17.29	16.84
OPL90	7.3	-	3.34	-
Other	0.1	-	-	-
Current Income Taxes	**84.1**	**74.6**	-	-

Current income taxes have increased by $9.5 million (13%) from $74.6 million in the quarter ended March 31, 2005 to $84.1 million in the quarter ended March 31, 2006.

The increase is mainly related to the income tax for OPL90. The amount of current income tax for OPL90 for the first quarter of 2006 was $7.3 million (nil in Q1 2005).

The "other taxes" represent local income tax due by the Geneva Branch of Addax Petroleum Services, a subsidiary of the Corporation.

FUTURE INCOME TAXES

	2006 Q1 (million)	2005 Q1 (million)	2006 Q1 $/bbl	2005 Q1 $/bbl
OML123/124	12.8	7.0	2.89	1.57
OPL90	47.9	-	21.79	-
Future Income Taxes	**60.7**	**7.0**	-	-

Future income taxes for OML123/124 increased by 83% to $12.8 million in the quarter ended March 31, 2006 from $7 million in the quarter ended March 31, 2005.

Future income taxes for OPL90 were $47.9 million in the quarter ended March 31, 2006 compared to nil in the quarter ended March 31, 2005. OPL90 has large capital allowance balances which are currently being used to offset against Petroleum Profits Tax (current tax). The reductions earned from the capital allowances reduce current taxes and increase future

income taxes. The benefit from these capital allowances is then realized over the producing life of the asset to which the allowances relate.

CAPITAL EXPENDITURES

($ million)	2006 Q1	2005 Q1
OML123/124		
Drilling	29.2	18.8
Facilities	41.8	5.3
Other	2.7	3.7
Sub Total	**73.7**	**27.8**
OPL90/225		
Okwori development	48.4	49.5
Nda development	32.5	0.7
Nda extended well test	-	8.1
Other	7.9	0.2
Sub Total	**88.8**	**58.5**
Cameroon	6.5	0.4
Gabon	0.3	0.4
JDZ Block 2	15.1	-
JDZ Block 3	9.5	-
JDZ Block 4	41.4	-
Other (1)	10.2	2.7
Total	**245.5**	**89.8**

Notes:
(1) capital expenditures for the corporate companies.

There is a continuing upward pressure on capital expenditures due to high demand for oil services especially for drilling rigs. The Corporation continues to mitigate this upward pressure such as using competitive bidding procedures bidding on long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

Total capital expenditures have increased by 173% from $89.8 million in Q1 2005 to $245.5 million in Q1 2006.

For Q1 2006, total capital expenditures on OML123 and OML124 were $73.7 million compared to $27.8 million in Q1 2005. Drilling costs were $29.2 million comprising $8.2 million for an exploration well and $19.6 million for appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $41.8 million comprising $36.6 million for the OML123 FPSO replacement and $2.8 million for Adanga North extended well test. OML124 oil facilities expenditure was $0.9 million. Other capital expenditures on OML123 and OML124 were $2.7 million including capitalized studies of $1.4 million, capitalized seismic costs of $0.6 million and $0.7 million of office capital expenditure.

For Q1 2006, total capital expenditures on OPL90 and OPL225 were $88.8 million. Capital expenditures on OPL90 included $32.5 million for the appraisal and initial development of the Nda field and $48.4 million for development, facilities and drilling costs on the Okwori property. The other costs of $7.9 million are primarily capitalized seismic acquisition costs on OPL225.

Capital expenditures of $6.5 million in Cameroon for Q1 2006 primarily related to the acquisition of 3D seismic data. .

Capital expenditures of $66.0 million in the Joint Development Zone Blocks are mainly related to signature bonus payments and farm in fees for the JDZ Block 2 ($15.1 million), Block 3 ($9.5 million) and Block 4 ($41.4 million).

Other capital expenditures mainly relate to the acquisition of a rig for Taq Taq ($8.3 million).

Major Capital Projects

There are two major capital projects on OPL90, the Okwori field development, and the Nda field development.

For the Okwori field development, the final two wells will be completed and tied in during the second quarter of 2006. The capital costs to date are $328.9 million, and the capital costs to complete the project are budgeted at $58.0 million.

The Nda field development has currently 1 test well producing. In the first quarter the Nigerian authorities have given approval for full development of the Nda project. Four further development wells will be drilled in 2006 and brought on stream in the second and third quarters of 2006.

The Nda development capital costs to date are $108.8 million, and the capital costs to complete the project are $127.4 million. It is planned to drill further appraisal wells in the greater Nda area following the Nda field development project.

On OML123, the replacement FPSO work is ongoing. It is anticipated that the replacement will be completed in the third quarter of 2006. Costs to the end of March 2006 were $58.4 million, and the capital costs to complete the project are budgeted at $35.8 million.

Taq Taq and the three JDZ blocks are still in the appraisal and exploration stages.

Outlook

The capital expenditure forecast for 2006 is as per the MD&A as of December 2005, except for capital expenditure of $103.5 million for Joint Development Zones 2, 3 and 4, which were not included in the December 2005 forecast. The capital expenditure forecast for JDZ 4 is $68.9 million, JDZ 3 is $14.5 million, and for JDZ 2 is $20.1 million. The costs include signature bonuses, farm-in fees and technical studies.

Capital expenditures for the first quarter were $245.5 million, and for the following three quarters are forecasted to be: for the second quarter of $328.9 million; for the third quarter $292.2 million; and for the fourth quarter $223.4 million.

Average production for 2006 is forecasted to be 85,000 barrels per day, with a production rate of by year end of 100,000 barrels per day.

Due to the anticipated increase in OPL90 production and based on a forward projection of $50/bbl, it is anticipated that current tax for OPL90 should be approximately $100 million for 2006. This assumes a current tax rate of 60%. Due to the Nigerian tax regulations, it is anticipated that there will be a restriction on OPL90's ability to access all allowances, and there will be unused current period allowances on approximately $70 million. Assuming OPL90 generates sufficient tax income, these unused allowances in 2006 can be used in future periods.

Proposed Transactions

The Corporation proposes to farm-in to 40% of the Okwok property, OML67 in Nigeria. Agreement has been reached with the holder of the licence, but the Corporation and the holder of the licence are awaiting government approval. This approval is anticipated to be received in the second quarter of 2006.

A $35 million farm-in fee is payable on completion, and the 2006 work programme is forecast at $45 million, including 2 appraisal wells.

The Corporation is planning to buy a production unit which is currently leased to OML123. The technical review is ongoing. Assuming a positive result from the technical review, the unit will be bought in the second or third quarter of 2006 for approximately $30 million.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori property in OPL90 and the JDZ blocks. The Corporation has not experienced seasonal variations in its cash flows. Currently, the Corporation generates all of its cash from operating activities from its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries.

The Corporation held total cash and cash equivalents of $249.2 million as at March 31, 2006.

On February 16, 2006, the Corporation was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, the Corporation raised $355.1 million (CDN $409.5 million) of which:

- $17.6 million (CDN $20.5 million) was used to pay expenses related to the IPO;
- $48.2 million (CDN $55.6 million) and 117,000,000 common shares of APC were paid to acquire all of the issued and outstanding common shares of Addax Petroleum N.V., previously held by AOG.

On February 24, 2006, an over-allotment option held by the underwriters was exercised yielding net proceeds of $33.7 million (CDN $38.9 million) (gross proceeds totalled $35.5 million (CDN $41.0 million)).

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN $372.4 million). Part of the proceeds were used to pay down the Corporation's debt. The balance of the proceeds will be used to fund the Corporation's ongoing capital expenditures.

The Corporation has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is rė-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at March 31, 2006, all amounts drawn on the credit facility were reimbursed. The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

($million)

Net Cash inflows (outflows) before movements in working capital	Q1 2006	Q1 2005
Cash Flow From Operations	174.3	69.9
Net cash flow used in investing activities	(102.4)	(89.8)
Net cash flow (used in) financing activities	192.8	33.3
Increase (decrease) in cash and cash equivalents	264.7	13.4
(Increase) decrease in working capital	(22.2)	(0.5)
Net increase in cash and cash equivalents	242.5	12.9
Cash and cash equivalents at end of period	249.2	16.8

Cash Flow From Operations

Cash flow from operations was $174.3 million in Q1 2006, compared to $69.9 million in Q1 2005, representing an increase of $104.4 million. The increase resulted from the increase in income before income taxes of $90.9 million, due to the Okwori property in OPL90 coming on-stream, and higher production from OML123/124 compared to 2005.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible capital expenditures. Net cash used in investing activities was $102.4 million for Q1 2006 compared to $89.8 million for Q1 2005, representing an increase of $12.6 million. This increase is due to an increase by $66.0 million in capital expenditures on JDZ Blocks 2, 3 and 4, to an increase by $36.6 million related to the OML123 FPSO replacement and to an increase in capital expenditures of $30.3 million on OPL90.

Net Cash From (Used in) Financing Activities

Net cash from financing activities was $192.8 million for Q1 2006 compared to a cash inflow of $33.3 million in Q1 2005. The Corporation received $371 million from the IPO. This cash inflow was partially offset by the following outflows: repayment of long term debt ($80 million in Q1 2006 in comparison to $15 million in Q1 2005), payment of dividend ($50 million in Q1 2006 in comparison to nil in Q1 2005) and fees related to the purchase of Addax Petroleum N.V. by the Corporation.

COMMITMENTS

The Corporation has assumed various contractual obligations and commitments in the normal course of its operations and financing activities. These obligations and commitments have been described in the December 31, 2005 MD&A and have not significantly changed during the first quarter of 2006.

RISKS AND UNCERTAINTIES

The Corporation is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out the Corporation's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties to contracts.

The Corporation uses a variety of means to help minimize these risks. The Corporation maintains a comprehensive insurance program to reduce risk to an acceptable level and to protect it against significant losses. Operational control is enhanced by focusing efforts on large core regions with high working interests and by assuming operatorship of all key facilities. Sales of crude oil are aimed at various markets to ensure that undue exposure to any one market does not exist. Financial instruments are utilised to help ensure targets are met to manage commodity prices, foreign currency rates and interest rate exposure. The Corporation minimizes credit risks by entering into sales contracts and financial derivatives with only high rated entities and financial institutions. In addition, the Corporation reviews its exposure to individual companies on a regular basis, and where appropriate ensures that parental guarantees or letters of credit are in place to minimise the impact in the event of default.

The Corporation's current position with respect to its financial instruments is detailed in note 6 to the consolidated financial statements. The arrangements and policies concerning the Corporation's financial instruments are under constant review and may change depending upon prevailing market conditions.

The Corporation's capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.

Addax Petroleum has direct responsibility for Health, Safety and Environment (HSE) in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment.

The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes leadership, commitment and training, risk management, health and safety operations, environmental protection and incident response plan.

ENVIRONMENT

	2006 Q1 (million)	2005 Q1 (million)
Asset retirement obligations	25.8	12.5
OML123-124	13.7	12.5
OPL90	12.1	-

The asset retirement obligation relates to both OML123/124 and OPL90 in Nigeria. The Production Sharing Contracts (PSC) for OML123/124 specifies that APDNL's share of the total asset retirement obligation shall equal the percentage derived from the relationship of the anticipated remaining production to the production prior to Addax Petroleum assuming the operatorship. Costs relating to property, plant and equipment constructed after APDNL assumed operatorship is allocated 100% to Addax.

The increase in the asset retirement obligation for OML123/124 by $1.2 million from $12.5 million at March 31, 2005 to $13.7 million at March 31, 2006 relates to accretion over this period.

The asset retirement obligation was booked for the first time for OPL90 during the second quarter of 2005.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005 explains the significant financial accounting policies used by the Corporation. The following is

a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and affect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can affect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

RELATED PARTY TRANSACTIONS

The Corporation has entered into the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- Bunkering Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Addax Petroleum Corporation and a subsidiary of AOG have entered into the Share Transfer Agreement under which Addax Petroleum Corporation has acquired a full and legal ownership of all of the outstanding shares of Addax Petroleum N.V. at the time of the IPO. In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum Corporation, the AOG subsidiary received the equivalent of 120,000,000 Common Shares.

The Crude Oil Supply Agreements

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and (iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. Under the agreements amending the Crude Oil Supply Agreements each dated November 2005, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the initial duration of the Management Services Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The fee to be paid under the contract is $2.5 million per year for the term.

Bunkering

A subsidiary of AOG provides fuel bunkering for the Corporation's FPSOs in Nigeria.

Agreement for Services of Jean Claude Gandur

Addax Petroleum Services Ltd has entered into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1.1 million per annum.

Unless terminated for a breach of terms, this agreement shall continue in force unless and until terminated by nine months prior notice given at any time by either party.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement provides the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

Unless terminated for a breach of terms, the initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG has agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed corporation, which engages in the above prescribed activities.

QUARTERLY FINANCIAL INFORMATION

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum Sales (million)	394.2	378.5	385.7	257.8	197.1	156.4	146.6	117.1
Net income (million)	56.5	38.1	85.6	53.5	28.9	21.3	15.8	13.7
Net income per share ($)	0.44	0.33	0.73	0.46	0.25	0.18	0.14	0.12
Cash Flow from operations (million)	174.3	146.0	163.2	89.1	69.9	52.6	48.0	33.0
Per common share ($)	1.36	1.25	1.39	0.76	0.60	0.45	0.41	0.28

Notes:

(1) 2006 per share amounts are calculated on a basis of 127,850,100 common shares of Addax Petroleum Corporation

(2) 2004 and 2005 per share amounts are calculated on a basis of 117,000,100 common shares of Addax Petroleum N.V.

(3) In the prospectus relating to the IPO of February 2006, the revenues did not take into account overlift adjustments for quarters 1, 2 and 3 of 2005. In quarter 1, 2005 there was an overlift adjustment of $2.6 million which increased the petroleum sales from $194.5 million contained in the prospectus, to $197.1 million in the March 2006 income statement. In quarter 2, 2005 there was an overlift adjustment of $2.1 million increasing the petroleum sales to $260.3 million. In quarter 3, 2005 there was an overlift adjustment of $2.1 million reducing the petroleum sales to $385.7 million.

Petroleum Sales

The petroleum sales have slightly increased by 4% between Q4 2005 and Q1 2006 from $378.5 million to $394.2 million. This increase is due to an increase in prices. The average selling price has increased by 8% from $54.94 to $59.42. The increase is partially offset by a 4% reduction in liftings from 6.9mmbbls to 6.6mmbbls. The decrease is due to a lifting slippage on OML124 and OPL90 of 0.8mmbbls.

The general upward trend over the eight quarters of increasing petroleum sales has resulted from a combination of increased production from OML123, commencement of sales from OPL90 in quarter 2, 2005 and increasing crude oil prices throughout the period.

Net Income

Net income increased in Quarter 1 2006 by 48% to $56.5 million from $38.1 million in Quarter 4, 2005. The major reasons for the increase were a $15.6 million increase in petroleum sales, a reduction in expenses of 12% or $16.7 million, partially offset by an increase in taxes of $9.3 million.

Expenses reduced due to a reduction in (1) general and administrative expenses in quarter one 2006 compared to quarter 4 2005 of $14.0 million due to a reduction in Nigeria New Ventures from $8.4 million in quarter 4 2005 to $2.6 million in quarter 1 2006, to the cost relating to the IPO reducing from $3.9 million in quarter 4 2005 to nil million in quarter 1 2006 and to the write off of $3 million relating to an option to farm-in to a block. The option was not exercised; (2) a reduction in other costs from $5.1 million in quarter 4 2005 to $0.9 million in quarter 1 2006 due to the write off of assets in Gabon in quarter 4 2005 ($3.2 million); (3) a reduction in DD&A of $4.8 million in quarter 1, 2006 compared to quarter 4 2005 due to the decrease in liftings discussed in the Petroleum Sales section above; and (4) an increase in operating costs of $6.3 million from quarter 4, 2005 to quarter 1, 2006 primarily due to the increase in Taq Taq costs of $4.3 million.

The increase in taxes from $135.5 million in quarter 4 2005 to $144.8 million in quarter 1, 2006 is primarily due to the increase in petroleum sales $15.6 million, discussed in the Petroleum Sales section above.

The general upward trend of increasing net income over the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs, DD&A and taxes. In quarters two and three 2005, the Corporation benefited from tax incentives in OPL90.

Cash Flow from Operations

Cash flow from operations increased by 19% to $174.3 million in the first quarter of 2006 compared to $146.0 million in the last quarter of 2005. The major increases in the first quarter 2006 compared to the last quarter 2005 were an increase of $18.4 million in net income, as discussed above, and an increase in items not affecting cash of $22.6 million. The increase in items not affecting cash was primarily an increase in future income taxes of $17.4 million due to the accelerated usage of tax allowances in OPL 90.

The general upward trend in cash flow from operations in the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs and current taxes.

Addax Petroleum Corporation

Consolidated Financial Statements

As at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US $000's)

	March 31, 2006	December 31, 2005
ASSETS		
Current		
Cash and cash equivalents	249,223	6,708
Accounts receivable (note 9)	123,107	134,033
Inventories (note 5)	89,476	62,753
Prepaid expenses	35,345	15,506
	497,151	**219,000**
Future income taxes	137,267	155,884
Deferred financing charges	4,355	4,763
Property, plant and equipment (note 3)	612,300	487,023
	753,922	**647,670**
	1,251,073	**866,670**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 9)	293,183	160,113
Income taxes and royalties payable	215,623	203,626
Deferred revenue	-	1,280
	508,806	**365,019**
Asset retirement obligations	25,834	25,266
Future income taxes	80,266	93,093
Other long-term liabilities	8,423	4,909
Long-term debt	-	80,000
	114,523	**203,268**
Shareholders' equity		
Share capital (note 4)	391,060	20,010
Retained earnings	236,684	278,373
	627,744	**298,383**
	1,251,073	**866,670**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(US $000's, except per share amounts)

	Three month periods-ended March 31, 2006	2005
REVENUE		
Petroleum sales (note 9)	394,161	197,051
Royalties	(73,268)	(38,294)
Net sales	320,893	158,757
Other income	1,233	625
Total net revenue	**322,126**	**159,382**
EXPENSES		
Operating	47,269	25,061
General and administrative	3,276	1,532
Pre-acquisition (note 10)	11,912	1,207
Interest on long-term debt	1,209	-
Other interest and finance income	(362)	52
Depletion, depreciation and accretion (note 3)	57,447	21,031
Foreign exchange loss	57	68
Total expenses	**120,808**	**48,951**
Income before provision for income taxes	**201,318**	**110,431**
Provision for income taxes		
Current	(84,109)	(74,564)
Future	(60,710)	(6,959)
Net income	**56,499**	**28,908**
Earnings per share, basic and diluted	$0.44	$0.25
Weighted average number of common shares outstanding, basic and diluted	127,850,100	117,000,000

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US $000's)

	Three month periods ended March 31, 2006	2005
Retained earnings, beginning of period	278,373	157,303
Net income for the period	56,499	28,908
Distribution of earnings (note 1)	(48,188)	-
Dividends	(50,000)	-
Retained earnings, end of period	**236,684**	**186,211**

ADDAX PETROLEUM CORPORATION

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(US $000's)

	Three month periods ended March 31,	
	2006	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**56,499**	**28,908**
Items not affecting cash (note 7)	117,796	40,999
	174,295	**69,907**
Changes in non-cash working capital (note 7)	(22,203)	(510)
	152,092	**69,397**
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures on property, plant and equipment	(102,439)	(89,777)
	(102,439)	**(89,777)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	-	50,000
Repayment of long-term debt	(80,000)	(15,000)
Debt issue costs	-	(1,750)
Dividends paid	(50,000)	-
Proceeds from share issue (note 1)	371,050	-
Distribution of earnings (note 1)	(48,188)	-
	192,862	**33,250**
Net increase in cash and cash equivalents	**242,515**	**12,870**
Cash and cash equivalents, beginning of period	6,708	3,882
Cash and cash equivalents, end of period	**249,223**	**16,752**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum Corporation (the "Corporation") was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of the Corporation (the "IPO").

On February 16, 2006, the Corporation completed its IPO of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum Corporation in connection with the IPO. Total net proceeds from the issuances were approximately $371,050,000.

In conjunction with the completion of the IPO, the Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of $48,188,360 and the issuance of 117,000,000 common shares. The cash consideration has been accounted for as a distribution of earnings. As AOG controls both the Corporation and Addax Petroleum N.V., the acquisition occurred between entities under common control and was accounted for in the books of the Corporation as a continuity of interests. Under this form of purchase accounting, Addax Petroleum Corporation is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, the Corporation's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if the Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

2. ACCOUNTING POLICIES

The interim consolidated financial statements of the Corporation include the Corporation, its wholly-owned subsidiaries and its interests in joint ventures, and have been prepared following the same accounting policies as the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005. The interim financial statements contain disclosures that are supplemental to the Corporation's annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These financial statements should be read in conjunction with Addax Petroleum N.V.'s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2006	December 31, 2005
Oil and natural gas properties	1,064,877	890,914
Accumulated depletion	(464,889)	(407,644)
	599,988	483,270
Corporate assets	16,050	7,289
Accumulated depreciation	(3,738)	(3,536)
	12,312	3,753
Balance	**612,300**	**487,023**

Property, plant and equipment by cost centre is as follows:

Cost Centre	March 31, 2006	December 31, 2005
Nigeria	511,859	468,289
Cameroon	11,858	5,401
Gabon	9,879	9,580
Joint Development Zone	66,392	-
Other corporate assets	12,312	3,753
Balance, end of period	**612,300**	**487,023**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	March 31, 2006	December 31, 2005
Unproved properties		
Cameroon	11,858	5,401
Gabon	9,879	9,580
Joint Development Zone	66,392	-
	88,129	**14,981**

In March 2006, the Corporation entered into three production sharing contracts ("PSCs") with the Joint Development Authority which administers the Joint Development Zone (JDZ) between Nigeria and São Tomé e Príncipe.

4. SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Issued and Outstanding

	Three month period ended March 31, 2006	
	Common Shares	Amount
Balance, beginning of period	117,000,100	20,010
Issued pursuant to IPO	23,100,000	371,050
Balance, end of period	**140,100,100**	**391,060**

AOG plans to award up to 987,000 common shares of the Corporation it currently holds to current employees and directors of the Corporation during the second quarter of the year. Once awarded, the individuals will have 30 days to either accept or reject the award. Rejected shares will be kept by AOG. The shares will vest as follows: one third at the IPO date (February 2006); one third on the first anniversary of the IPO date; and one third on the second anniversary of the IPO date. The fair value at the date of grant of the common shares awarded to and accepted by employees and directors of the Corporation will be expensed over the vesting period.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. INVENTORIES

	March 31, 2006	December 31, 2005
Oil products	43,523	19,269
Materials and supplies	45,953	43,484
Balance	**89,476**	**62,753**

6. FINANCIAL INSTRUMENTS

The Corporation uses certain derivative financial instruments to manage its commodity prices and foreign currency exposures. These financial instruments are not used for trading or speculative purposes. The Corporation had the following financial derivatives outstanding as at March 31, 2006:

Foreign currency forward	
Remaining term	April 2006 - December 2006
Amount	$1.5 million / month
Average exchange rate (United Stated dollar / Swiss Franc)	1.274
Contract value	$398,000

7. CASH FLOWS

(a) Items not affecting cash

	March 31, 2006	March 31, 2005
Future income taxes	60,710	6,959
Depletion, depreciation and accretion	57,447	21,031
Change in fair value of derivatives	93	299
Other items, including foreign exchange	(454)	12,710
Total items not affecting cash	**117,796**	**40,999**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(b) Changes in non-cash working capital

	March 31, 2006	March 31, 2005
Accounts receivable	10,926	24,365
Prepaid expenses	(19,839)	(76)
Inventories	(14,004)	(6,399)
Accounts payable and accrued liabilities	(10,003)	44,231
Tax and royalties payable	11,997	(60,101)
Deferred revenue	(1,280)	(2,530)
Changes in non-cash working capital	**(22,203)**	**(510)**

(c) Other cash flow information

	Period ended March 31,	
	2006	2005
Interest paid	1,183	3,283
Income taxes paid	-	-

The Corporation pays the Petroleum Profits Tax and Royalties in Nigeria through government liftings taken-in-kind. During the period, such government liftings totalled $139,566,000.

8. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent the Corporation's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	March 31, 2006	December 31, 2005
Non-current assets	87,720	14,982
Current assets	42,098	6,749
Non-current liabilities	-	-
Current liabilities	(162,444)	(40,683)
Net liabilities	32,626	18,952
Income	-	-
Expenses	8,118	10,915

9. RELATED PARTY TRANSACTIONS

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The following transactions took place between the Corporation and AOG and its other subsidiary companies:

	March 31, 2006	March 31, 2005
Sales to Addax B.V.	173,361	100,201
Charges:		
Addax Bunkering Services	(1,133)	-
AOG Advisory Services Ltd	(625)	(625)
Addax B.V.	(337)	(572)
Addax Limited	(14)	(248)

The sales to Addax B.V., the sole marketer of the Corporation's crude oil, were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Corporation's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Corporation. Addax B.V. and Addax Limited are subsidiaries of AOG.

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	March 31, 2006	December 31, 2005
Addax B.V.	57,040	109,694
AOG Advisory Services Ltd.	435	281
Addax Limited	(2,328)	(2,943)

10. PRE-ACQUISITION

Included in pre-acquisition expenses are costs related to the Corporation's New Venture activity. Related expenditures are charged to the income statement pending finalization of the Corporation's rights to a license. These costs can include seismic purchases, studies (in-house and external) and consulting.

RECEIVED

2007 JAN 18 A 10: 38

OFFICE OF INTERNATIONAL FINANCE

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual and Special Meeting of shareholders of Addax Petroleum Corporation (the "**Corporation**") held June 28, 2006 (the "**Meeting**"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, to serve as auditor of the Corporation until the next annual meeting of shareholders, at such remuneration as may be approved by the Audit Committee of the Corporation.	Resolution approved
2.	Ordinary resolution to approve the eight nominees for election as directors of the Corporation, each director elected will hold office until the close of the next annual meeting of shareholders, or until his successor is duly elected or appointed, as described in the Management Proxy Circular of the Corporation dated May 24, 2006 (the "**Proxy Circular**").	Resolution approved
3.	Ordinary resolution to authorize, approve and adopt the long term incentive plan of the Corporation, all or more particularly set forth and described in the Proxy Circular.	Resolution approved

ADDAX PETROLEUM CORPORATION

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF ADDAX PETROLEUM CORPORATION (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") and at any adjournment thereof. The Meeting will be held in the Sky Room at the Carlu, 7th Floor, 444 Yonge Street, Toronto, Ontario on Wednesday, June 28, 2006 at 10:00 a.m. (Eastern Standard Time) for the purposes set out in the Notice of Annual and Special Meeting accompanying this Form of Proxy. At the Meeting, holders of common shares ("Common Shares") of the Corporation are entitled to vote on all matters to come before the Meeting by virtue of the rights attached to such shares. Holders of Common Shares are entitled to one vote for every Common Share held. The solicitation of proxies is intended to be made primarily by mail but may also be undertaken by way of telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

The undersigned hereby appoints JEAN CLAUDE GANDUR, Chief Executive Officer of the Corporation, or failing him, MICHAEL EBSARY, Chief Financial Officer of the Corporation, or instead of either of them ______________________________, as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a Shareholder may revoke the proxy with an instrument in writing signed and delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or deposited with the chairman of the Meeting on the date of the Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1. To receive the audited financial statements of the Corporation together with the Report of the Auditor thereon for the year ended December 31, 2005. IN FAVOUR ☐ AGAINST ☐
2. To appoint auditors of the Corporation for the ensuing year at such remuneration as may be approved by the Audit Committee of the Corporation. IN FAVOUR ☐ WITHHOLD ☐
3. To elect the directors of Addax Petroleum Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. IN FAVOUR ☐ WITHHOLD ☐
4. To consider and, if deemed advisable, to pass an ordinary resolution approving the Long Term Incentive Plan of the Corporation, as more particularly described in the Management Proxy Circular of the Corporation dated May 24, 2006. IN FAVOUR ☐ AGAINST ☐

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

The undersigned hereby revokes any instrument proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this _____ day of ____________________, 2006.

____
SIGNATURE OF SHAREHOLDER

Name: ______________________________

Address: ______________________________

____

No. of Common Shares: ____________________

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

SEE REVERSE SIDE FOR INSTRUCTIONS ON THE COMPLETION OF THIS PROXY

NOTES TO PROXY

1. The Common Shares represented by this Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with the indicated instructions. **If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the Common Shares will be voted in accordance with that choice. IN THE ABSENCE OF SUCH DIRECTION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE ACCOMPANYING THE MANAGEMENT PROXY CIRCULAR.** If any amendment or variation to the matters identified in the Notice of Meeting and Management Proxy Circular is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, this Proxy confers discretionary authority on the proxy nominee to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder.

2. This Proxy must be completed, dated and signed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority. A copy of such authorization should accompany this Proxy.

3. **THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO BY EITHER: (I) CROSSING OUT THE NAMES OF THE MANAGEMENT NOMINEES AND LEGIBLY PRINTING THE OTHER PERSON'S NAME (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THIS PROXY, OR (II) COMPLETING ANOTHER VALID PROXY.** In any case, this Proxy should be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

4. **This Proxy must be delivered to the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Eastern Standard Time) on June 26, 2006 or, if the Meeting is adjourned, by 10:00 a.m. (Eastern Standard Time) on the second business day prior to the date on which the Meeting is reconvened.**

ADDAX
PETROLEUM

ADDAX PETROLEUM CORPORATION

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

May 24, 2006

ADDAX PETROLEUM

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Addax Petroleum Corporation (the "**Corporation**") will be held in the Sky Room at the Carlu, 7th Floor, 444 Yonge Street, Toronto, Ontario on Wednesday, June 28, 2006 at 10:00 a.m. (Eastern Standard Time) for the following purposes, which are described in more detail in the Management Proxy Circular of the Corporation (the "**Circular**") accompanying this Notice, namely:

1. to receive the audited financial statements of the Corporation together with the Report of the Auditor thereon for the year ended December 31, 2005;

2. to appoint auditors of the Corporation for the ensuing year at such remuneration as may be approved by the Audit Committee of the Corporation;

3. to elect the directors of Addax Petroleum Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed;

4. to consider and, if deemed advisable, to pass an ordinary resolution approving the Long Term Incentive Plan of the Corporation, as more particularly described in the Circular of the Corporation dated May 24, 2006; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on May 24, 2006 will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please complete, sign and deliver a proper form of proxy to the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Eastern Standard Time) on June 26, 2006 or, if the Meeting is adjourned, by 10:00 a.m. (Eastern Standard Time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of
Addax Petroleum Corporation

(Signed)
David Codd
Chief Legal Officer and Corporate Secretary

Geneva, Switzerland
May 24, 2006

MANAGEMENT PROXY CIRCULAR

DATED MAY 24, 2006

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ADDAX PETROLEUM CORPORATION (the "**Corporation**") for use at the Annual and Special Meeting (the "**Meeting**") of the shareholders of the Corporation (the "**Shareholders**") and at any adjournment thereof. The Meeting will be held in the Sky Room at the Carlu, 7th Floor, 444 Yonge Street, Toronto, Ontario on Wednesday, June 28, 2006 at 10:00 a.m. (Eastern Standard Time) for the purposes set out in the Notice of Annual and Special Meeting (the "**Notice**") accompanying this Circular.

The solicitation of proxies is intended to be made primarily by mail but may also be undertaken by way of telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of May 24, 2006.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXIES

Those Shareholders who wish to be represented at the Meeting by proxy must complete, sign and deliver a proper form of proxy to the Corporation's transfer agent, Computershare Trust Company of Canada ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Eastern Standard Time) on June 26, 2006 or, if the Meeting is adjourned, by 10:00 a.m. (Eastern Standard Time) on the second business day prior to the date on which the Meeting is reconvened.

The document appointing a proxy must be in writing and completed and signed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers,

attorneys, executors, administrator, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO BY EITHER: (I) CROSSING OUT THE NAMES OF THE MANAGEMENT NOMINEES AND LEGIBLY PRINTING THE OTHER PERSON'S NAME (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY, OR (II) COMPLETING ANOTHER VALID FORM OF PROXY. In any case, the form of proxy should be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

REVOCATION OF PROXIES

A Shareholder who has submitted a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any manner permitted by law, a Shareholder may revoke the proxy with an instrument in writing signed and delivered to Computershare at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or deposited with the chairman of the Meeting on the date of the Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The Common Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **IN THE ABSENCE OF SUCH DIRECTION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE ACCOMPANYING THIS CIRCULAR.** If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority on the proxy nominee to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, neither the directors nor management of the Corporation are aware of any amendments or variations or other matters to come before the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to Shareholders who do not hold Common Shares in their own name. Almost all of the Shareholders of the Corporation do not hold Common Shares in their own name.

Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares on behalf of their clients.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders of the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("**ADP**"). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides instructions respecting voting of shares represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting; the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Unless otherwise indicated, all references in this Circular to dollar amounts are to U.S. dollars.

ADDAX PETROLEUM CORPORATION

The Corporation is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day for 2006. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies.

The Corporation was incorporated pursuant to the *Canada Business Corporations Act* (the "**CBCA**") on September 6, 2005. Pursuant to a share transfer agreement among the Corporation, The Addax and Oryx

Group Ltd. ("**AOG**") and Addax Mining Holdings B.V. dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V. ("**APNV**"), a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration and production in Africa and the Middle East.

As of the close of business on May 24, 2006, the Corporation had 140,100,100 Common Shares outstanding.

BUSINESS OF THE MEETING

Regular Business

RECEIPT OF THE FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Shareholders will receive and consider the audited financial statements of the Corporation for the year ended December 31, 2005 and the Report of the Auditor thereof will be placed before the Meeting.

APPOINTMENT OF AUDITOR

Management of the Corporation proposes to nominate Deloitte & Touche LLP, Chartered Accountants, to serve as auditor of the Corporation until the next annual meeting of Shareholders, at such remuneration as may be approved by the Audit Committee of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation on November 23, 2005.

ELECTION OF DIRECTORS

The Corporation's articles of incorporation provide for the board of directors to consist of a minimum of 1 and a maximum of 11 directors.

The following table includes information about each of the nominees for election as a director of the Corporation, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at May 24, 2006. Each director elected will hold office until the close of the next annual meeting of shareholders, or until his successor is duly elected or appointed. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees at their direction.

Name and Municipality of Residence	Year of Birth	Position with the Corporation	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Controlled, or Directed	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey [2][4] *Toronto, Ontario*	1941	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	27,100	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur[5] *London, United Kingdom*	1949	Chief Executive Officer and Director	2005[1]	6,024,250	Officer of the Corporation. Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.
Brian Anderson [2][3] *Kowloon, Hong Kong*	1943	Director and Chairman of the Technical and Reserves Committee	2005	11,900	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.
James Davie[2][4] *Toronto, Ontario*	1943	Director	2005	43,000	Director of Brompton Group of Funds, Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[2][4] *Dully, Switzerland*	1942	Director	2005	37,050	Independent Consultant. Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group Ltd.
Gerry Macey[3][4] *Calgary, Alberta*	1946	Director	2005	22,400	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[3] *Mississauga, Ontario*	1951	Director	2005	1,500	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and The Addax and Oryx Group Ltd.

Name and Municipality of Residence	Year of Birth	Position with the Corporation	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Controlled, or Directed	Principal Occupation and Principal Positions Held During the Last Five Years
Wesley Twiss[(2)(3)] *Calgary, Alberta*	1945	Director and Chairman of the Audit Committee	2005	11,000	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of the Corporation in 2005.
(2) Member of the Audit Committee.
(3) Member of the Technical and Reserves Committee.
(4) Member of the Corporate Governance, Nominating and Compensation Committee.
(5) Hydromel Financial Corp., which is beneficially owned by Mr. Gandur, is a significant shareholder in The Addax and Oryx Group Ltd. which itself beneficially owns, directly or indirectly, all the outstanding shares of Addax Mining Holdings B.V. a principal holder of Common Shares.

No proposed director of the Corporation:

(a) is, as at the date of the Circular, or has been, within the 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Special Business

LONG TERM INCENTIVE PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a resolution adopting a long term incentive plan (the "**Long Term Incentive Plan**" or "**LTIP**") subject to regulatory approval. The Long Term Incentive Plan is not currently effective and will not become effective until Shareholder approval is obtained. The text of the resolution is as follows:

"***BE IT RESOLVED*** as an ordinary resolution of the Corporation that:

1. the Long Term Incentive Plan, all or more particularly set forth and described in the Management Proxy Circular for the Annual and Special Meeting of the Corporation dated May 24, 2006, be and is hereby approved and adopted;

2. any director or officer of the Corporation be, and is hereby authorized and directed, for and on behalf of and in the name of the Corporation, to do all such acts and things and to execute and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

Shareholder Approval

To become effective, the resolution adopting the Long Term Incentive Plan must be approved by a simple majority of the votes cast by the Shareholders voting in person or by proxy at the Meeting.

The persons named as proxyholders in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution adopting the Long Term Incentive Plan unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Recommendation of Directors

The directors have determined that the Long Term Incentive Plan is in the best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote in favour of adoption of the Long Term Incentive Plan.

Background to the Long Term Incentive Plan

The Corporation intends to adopt the Long Term Incentive Plan, the purpose of which is to motivate, reward and retain key employees. The Long Term Incentive Plan is to be an integral part of the overall compensation package for key management and professional staff.

Summary of the Long Term Incentive Plan

The maximum number of Common Shares which may be issued under the Long Term Incentive Plan will not exceed 7,500,005 Common Shares, representing five per cent of the outstanding share capital of the Corporation as at May 24, 2006. Under the Long Term Incentive Plan, Common Shares may be issued to directors, officers, employees of, and other service providers to the Corporation in such numbers and with vesting provisions as the Board may determine.

Details of the Long Term Incentive Plan

Annual amounts will be based on four factors (i) the Corporation's performance relative to the Corporation's Peer Group, (ii) the Corporation's performance related directly to the Corporation's Key Performance Indicators ("**KPIs**"), (iii) individual performance from annual performance evaluations, and (iv) Salary Grade ("**SG**") applied to a notional Share Grant amount.

(a) **Peer Group.** The Corporation's Peer Group will be reviewed and agreed to by the Corporate Governance, Nominating and Compensation. At the end of the first quarter of each year the Corporation will evaluate the performance of the Corporation versus the peer group in terms of Total Shareholder Return (average stock price increase plus dividends), production and reserves additions for the previous year. On the basis of this evaluation a ranking of the peer group (including the Corporation) will be prepared. The ranking will place all companies into one of three groups: top tier, middle tier and bottom tier. This ranking will be presented to the Corporate Governance, Nominating and Compensation Committee prior to the second quarter Board meeting.

(b) **KPIs.** The KPIs for the Corporation include: Production, Reserves Replacement Ratio, Unit OPEX, and LTI frequency. The overall KPI performance is based on how the Corporation performed in the previous year relative to the Targets for the four key factors. The Corporate Governance, Nominating and Compensation Committee shall endeavour to establish the KPIs at the meeting prior to the second quarter Board Meeting in each year for application to the subsequent years awards.

(c) **Individual Performance.** An individual performance factor ("**IPF**") is set based on the performance of the individual during the year based on defined deliverables for the individual's job. The IPF factor shall be between 0.8 and 1.2.

(d) **Salary Grade.** The annual notional Share Grants amounts are set per salary grade.

Award Recommendation

For the CEO, the Corporate Governance, Nominating and Compensation Committee shall determine the notional Share Grant amount (the "**X Factor**") (taking into account the Corporation's ranking against its Peer Group and the Corporation's overall performance ranking against its KPIs), and the CEO's IPF shall be applied to this amount in order to determine the number of shares to be awarded to the CEO. The CEO shall take the Corporate Governance, Nominating and Compensation Committee's determination of corporate performance implicit in the X factor and apply it to his assessment of the IPF of each of the other Corporate Officers and determine for each of them the number of shares to be awarded to them as part of the LTIP program. The CEO shall consult with the Corporate Governance, Nominating and Compensation Committee in respect thereof prior to award. It is the intention of the LTIP program for the Corporation's senior executives that they will receive conditional awards worth up to 150% of salary this percentage could be greater in exceptional circumstances, as determined by the Corporate Governance, Nominating and Compensation Committee.

The SG Grant amount per SG for other employees would be set by Executive Management annually within the constraints of the LTIP program set out below and the total shares to be awarded pursuant thereto shall be endorsed by the Corporate Governance, Nominating and Compensation Committee prior to award.

Other Key Features of the Program

(i) Grants would be made effective 1 July each year commencing July 1, 2006.

(ii) Shares would be issued from Treasury unless the Board decided otherwise.

(iii) Upon "Change of Control" for the Corporation, all grant amounts would vest immediately.

A change of control shall be deemed to have occurred if any person other than The Addax and Oryx Group Ltd. or any related party (or a group of persons acting in concert):

(A) obtains control of the Corporation as a result of making a general offer to acquire shares in the Corporation; or

(B) having obtained control of the Corporation makes such an offer and such offer becomes unconditional in all respects; or

(C) obtains control of the Corporation as a result of any other recognized arrangements; or

(D) the Corporation passes a resolution for a voluntary winding up of the Corporation or an order is made for the compulsory winding up of the Corporation.

Control means in relation to the Corporation, the ability of a person, or persons acting in concert, to cast more than 50 per cent of the votes which the holders of Shares may cast at a general meeting of the members of the Corporation.

(iv) The principal participants in the program are defined below by the Corporation's Salary Grades:

Salary Grade 12	CEO
Salary Grade 11	COO/CFO
Salary Grade 10	CLO / Managing Director
Salary Grade 9	Senior Advisor / General Manager
Salary Grade 8	Advisor / Asset Manager / Senior Team Leader
Salary Grade 7	Senior Specialist / Team Leader

Lower Salary Grades would be included only by exception.

(v) The total number of outstanding Common Shares is 140,100,100, representing the Corporation's current outstanding share capital. No securities have been issued under the LTIP to date and none will be issued prior to approval of the Shareholders at the Meeting. The maximum number of Common Shares which may be issued under the LTIP will not exceed 7,500,005 Common Shares, representing five per cent of the outstanding share capital of the Corporation as at May 24, 2006.

(vi) The maximum number of shares which may be issued under the LTIP and any other share compensation plans of the Corporation to insiders will not exceed 5,250,003 Shares (representing approximately 70 per cent of the 7,500,005 shares which may be issued under this Plan in aggregate).

(vii) The maximum number of securities or shares any one person would be entitled to receive under the proposed arrangement would be 2,311,652. This would represent approximately 1.65 percent of the current outstanding capital.

(viii) Grants to employees under the proposed arrangement would be on a yearly basis. Grants would vest in the following manner: 1/3rd immediately; 1/3rd one year after the Grant Date; and 1/3rd two years after the Grant Date. If an employee were to leave the Corporation for any reason within the year following the Grant Date, the employee's entitlement to the 2/3rd non vested Grant would be at the discretion of the Corporate Governance, Nominating and Compensation Committee. Grants would also vest fully on a change of control (see (iii) above) and on the death of the employee.

(ix) Fully vested arrangements benefits can be assigned at the discretion of the employee. Otherwise employees' rights under this plan would be unassignable.

(x) The Corporate Governance, Nominating and Compensation Committee may resolve to amend and/or terminate the LTIP at any time provided no amendments to the provisions relating to:

(A) the selection of participants;

(B) levels of participation;

(C) the transfer or assignment of unvested awards;

(D) the effects of a "Capital Reorganization" (as defined under the LTIP);

(E) the effects of termination of employment and a "Change of Control" (as defined under the LTIP) of the Corporation;

(F) Shares in Section 7 of the LTIP; and

(G) the provisions of Section 8.5 of the LTIP

may be made without the prior authority of the holders of shares in general meeting, save that amendments the purpose of which is to comply with any applicable exchange control regulations or rules of the Toronto Stock Exchange, or to obtain or maintain favourable tax treatment for the Corporation or participants may be made without such authority. Any amendment to the LTIP shall apply only to awards made after the date of the amendment.

(xi) No financial assistance is planned at this time to facilitate the purchase of securities under the arrangement.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The directors know of no other matters to come before the Meeting other than those referred to in the Notice accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of the Corporation; (b) any proposed nominee for election as a director of the Corporation; and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting, other than the directors and officers of the Corporation being entitled to participate in the Long Term Incentive Plan, which is being presented to Shareholders for consideration and approval at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the Corporation's Management's Discussion and Analysis for the three months ended March 31, 2006 (available on SEDAR at www.sedar.com) and other than as discussed elsewhere in this Circular, the Corporation is not aware of any material interests, direct or indirect, of any "informed person" of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2005 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited for which Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors of the Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such

contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares

Each Common Share entitles the holder thereof to one vote on all matters to come before the Meeting. Only holders of record of Common Shares as of the close of business on May 24, 2006 (the "**Record Date**") are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 140,100,100 Common Shares outstanding. A Shareholder of record on the Record Date will be entitled to vote the Common Shares shown opposite the Shareholder's name on the Corporation's register of Shareholders at the Meeting or any adjournment thereof, even though the Shareholder disposes of the Common Shares after that time. **No person becoming a Shareholder after the Record Date will be entitled to vote at the Meeting or any adjournment thereof.**

Principal Holder of Common Shares

To the knowledge of the directors and management of the Corporation, the only person who, or corporation which, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to all outstanding Common Shares is:

Shareholder Name	Number of Common Shares	Percentage of Issued Common Shares
Addax Mining Holdings B.V.	110,830,650	79.1%

As at May 24, 2006 CDS & Co. held in aggregate 140,100,100 Common Shares, including those beneficially owned by the shareholder named above.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Corporation recognizes the importance of adhering to excellent corporate governance standards. The Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, having an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

*Audit Committee**

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

(a) the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;

(b) the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;

(c) the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;

(d) the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and

(e) the quality and integrity of consolidated financial statements of the Corporation.

*Additional information relating to the Audit Committee is provided in the Corporation's Annual Information Form dated March 28, 2006 in the section entitled "Audit Committee" and in Schedule "C" attached thereto.

Corporate Governance, Nominating and Compensation Committee

The purpose of the Corporate Governance, Nominating and Compensation Committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

(a) the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;

(b) considering nominees for the independent directors; and

(c) determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the Technical and Reserves Committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

(a) the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;

(b) the public disclosure and filings relating to the Corporation's petroleum reserves and operations;

(c) the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and

(d) the monitoring of the operational performance of the Corporation.

STATEMENT OF GOVERNANCE PRACTICES

Attached as Schedule "A" to this Circular is a report on Form 58-101F1 with respect to the Corporation's corporate governance policies.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000 per year; and any additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

2005 Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Year	Salary (CHF(9))	Bonus (CHF(9))	Other Annual Compen-sation (CHF(9))	Securities Under Options Granted	Common Shares subject to resale restrictions	LTIP Payouts	All Other Compen-sation
Jean Claude Gandur(2)(3) Chief Executive Officer	2005	148,752	150,000	22,313	Nil	Nil	Nil	Nil
Michael Ebsary(2)(3) Chief Financial Officer	2005	436,000	585,000	65,400	Nil	Nil	Nil	Nil
Evert Jan Mulder(2)(3)(5)(6) Chief Operating Officer	2005	470,005	805,000	94,500	Nil	Nil	Nil	Nil
James Pearce(2)(3)(4)(7) Managing Director, Nigeria	2005	220,000	200,000	284,475	Nil	Nil	Nil	Nil
Leslie Blair(2)(3)(8) Business Development Manager, Nigeria	2005	256,200	118,400	179,340	Nil	Nil	Nil	Nil

Notes:

(1) Based on the noon buying rate in New York City for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate for one Swiss franc, expressed in United States dollars was $1.245945 in 2005.

(2) Bonus amounts include compensation for performance in 2005 payable in 2006.

(3) Messrs. Gandur, Ebsary, Mulder, Pearce and Blair participated in the Corporation's non-contributory pension plan and the Corporation's Accident Insurance Plan which is included in "Other Annual Compensation".

(4) Mr. Pearce was paid a hardship allowance and a sign-in bonus which are included in "Other Annual Compensation".

(5) Mr. Mulder received an accommodation allowance which is included in other annual compensation.

(6) Mr. Mulder's employment with the Corporation ended effective December 31, 2005.

(7) Mr. Pearce's employment with the Corporation began May 1, 2005 (eight months in 2005).

(8) Mr. Leslie Blair was paid a hardship allowance which is included in "Other Annual Compensation".

(9) CHF means Swiss Francs.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

A long-term incentive plan ("**LTIP**") is a plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock

appreciation right ("**SAR**") plans or plans for compensation through shares or units that are subject to restriction on resale.

The Corporation has no LTIP in place and therefore there were no LTIP awards made during the Corporation's most recently completed financial year ended December 31, 2005.

Option/SAR Grants During the Most Recently Completed Financial Year

No incentive options or SARs were granted for the financial year ended December 31, 2005 as the Corporation had no option plan or SARs plan.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Not applicable.

Option and SAR Repricing

Not applicable.

Defined Benefit or Actuarial Plan Disclosure

Not applicable.

Termination of Employment, Change in Responsibilities and Employment Contracts

Employment Agreements

The Corporation has entered into employment agreements with each of Mr. Ebsary, the Chief Financial Officer, Mr. Pearce, the Chief Operating Officer and Mr. Codd, the Corporate Secretary and Chief Legal Officer. The employment agreements are for an indefinite period subject to termination by either party on nine months' notice. The employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation.

The annual base salaries under the employment agreements as of May 24, 2006 were: CHF 500,000 for Mr. Ebsary; CHF 527,000 for Mr. Pearce plus an accommodation allowance of CHF 52,800; and CHF 425,000 for Mr. Codd.

The Corporation has also entered into a services agreement with AOG, effective January 1, 2006, and terminable on nine months' notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services is $1.1 million per annum (net of any amounts paid directly by the Corporation), subject to adjustment in certain circumstances. This amount does not include any annual bonus awarded by the Board on the recommendation of the Corporate Governance, Nominating and Compensation Committee or any Common Shares awarded under the LTIP.

Composition of the Compensation Committee

The Corporate Governance, Nominating and Compensation Committee is comprised of Peter Dey, James Davie, Stephen Paul de Heinrich and Gerry Macey. None of these Directors are officers of the Corporation and all are independent. The Committee assists the Board in determining the adequacy

and appropriateness of the compensation of officers and employees of the Corporation as well as Directors.

Executive Compensation

During the fiscal year ended December 31, 2005, the Corporation made no payments to officers, directors or employees.

Compensation Programme Design

At the meeting of the Board of Directors on May 8, 2006 a further report was received from the Corporate Governance, Nominating and Compensation Committee, which set out the Corporation's compensation philosophy. This report was adopted by the Board and it provides that total compensation for all senior staff including the CEO and other Corporate Officers shall consist of three elements, base salary, annual bonus and the LTIP.

1. **Base Salary**

(a) Base salaries will be reviewed annually having regard to personal performance, the Corporation's performance, changes in responsibility and competitive market data from the Corporation's Peer Group and key competitors, to be reviewed and agreed by the Corporate Governance, Nominating and Compensation Committee (**"APC's Peer Group"**).

(b) The CEO's base salary will be reviewed annually with effect from the beginning of each calendar year by the Corporate Governance, Nominating and Compensation Committee. The other Corporate Officers will have their base salary reviewed annually by the CEO with effect from the beginning of each calendar year and the Corporate Governance, Nominating and Compensation Committee will be consulted with respect to the outcome of such review prior to its implementation. For all other staff, the base salary will be determined and reviewed annually by Executive Management.

(c) For all staff a midpoint salary is set for each Salary Grade based on competitive data. For each individual in a given Salary Grade the salaries may range from 80% to 120% of the midpoint. For each individual his/her % midpoint is the annual salary divided by the midpoint salary. It is the midpoint salaries that may be adjusted annually to reflect market conditions. Each individual is to have an end salary objective (**"ESO"**), which is to be the % midpoint an individual should attain after sustained performance in a Salary Grade i.e. the ESO will depend upon performance

Ranking	**ESO % Range**
A	115-120
B	105-115
C	95-105
D	85-95
E	80-85

2. **Annual Bonus**

(a) Executive Management will determine which employees are entitled to participate in the annual bonus plan.

(b) For the Corporate Officers the bonuses payable are based on three factors, namely (i) the Corporation's performance related directly to the Corporation's key performance indicators ("**KPIs**") (to be reviewed annually by the Corporate Governance, Nominating and Compensation Committee), (ii) individual performance from annual performance evaluations, and (iii) Salary Grade. It is the Corporation's policy that for Corporate Officers a maximum annual bonus of 100% of salary would apply (except in exceptional circumstances).

(c) The CEO's annual bonus will be determined by the Corporate Governance, Nominating and Compensation Committee annually in December (payable January) of each year. The other Corporate Officers will have their annual bonus determined annually by the CEO in December (payable January) of each year and the Corporate Governance, Nominating and Compensation Committee will be consulted in respect of such determination prior to its implementation.

(d) For all other participants in the annual bonus plan both the principles to be applied and the annual bonus will be determined by Executive Management.

3. **LTIP**

The LTIP would be as described above, subject to shareholder approval. The LTIP has been developed in conjunction with MM&K Limited, U.K. based compensation consultants experienced in the upstream oil and gas sector.

Compensation of the Directors of the Corporation

During the fiscal year ended December 31, 2005, the Corporation did not pay any directors fees. However, during the fiscal year ended December 31, 2005, management committee fees were paid by APNV to certain of the individuals who were appointed directors of the Corporation on December 4, 2005 as follows: $30,000 to each of Mr. Anderson and Mr. Macey; $37,500 to Mr. Twiss; $52,000 to Mr. Gandur; $60,000 to Mr. Dey; $70,000 to Mr. de Heinrich; $45,000 to Mr Davie; and $70,000 to Mr. Oladele.

Directors of the Corporation are eligible to receive Common Share allocations. During 2005, no options to purchase Common Shares or Common Share allocations were granted. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee of the Board, the Board of Directors has implemented remuneration and reimbursement arrangements for its directors that reflect current market practices and align the interests of directors with those of Shareholders. The Board of Directors has approved remuneration for each director (other than Mr. Gandur) in the amount of $100,000 per annum, with a further $20,000 per annum for committee chairs and $10,000 per annum for committee participation, plus reimbursement of expenses and compensation of $200,000 per annum to the Chairman of the Board. At least $40,000 of each director's annual base compensation will be paid in Common Shares and each director may elect to receive additional Common Shares in lieu of cash compensation. The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the director otherwise elects to receive Common Shares.

The Corporation has adopted share ownership guidelines for directors requiring each director, within five years after becoming a director of the Corporation, to hold a minimum number of Common Shares equivalent to at least three times his annual base compensation.

With effect from February 16, 2006, the Corporation has put in place Directors and Officers Liability ("**D&O**") and Public Offering of Securities Insurance ("**POSI**") policies on a world-wide cover basis for all Directors and Officers of the Corporation with limits of $50,000,000 each Policy and per claim, subject to an annual aggregate limit of $50,000,000 each Policy. Deductible levels under the D&O vary from $250,000,000 for claims in the USA and $75,000 outside the USA. Deductibles under the POSI are max $500,000 per claim. The total 2006 premium payable is $374,500 for the D&O twelve month cover and $505,000 for the POSI 72 month cover both subject to five per cent Swiss Stamp Duty. Neither Directors nor Officers will pay any portion of the premium.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There are no directors, executive officers, employees nor former directors, executive officers and employees indebted to the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com and on the Corporation's website at www.addaxpetroleum.com. Shareholders may contact the Corporation to request copies of the Corporation's financial statements, MD&A and any documents incorporated by reference herein without charge by emailing investor.relations@addaxpetroleum.com.

Financial information regarding the Corporation is provided in the Corporation's audited financial statements for the year ended December 31, 2005 and the related management's discussion and analysis.

SCHEDULE "A"

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

GOVERNANCE DISCLOSURE REQUIREMENT			COMPLIANCE	COMMENTS
1.	(a)	Disclose the identity of directors who are independent.	☑	Peter Dey, Brian Anderson, James Davie, Stephen Paul de Heinrich, Gerry Macey, and Wesley Twiss are all independent. None have a direct or indirect material relationship with the Corporation.
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	☑	Jean Claude Gandur and Afolabi Oladele are not independent. Jean Claude Gandur is the CEO of the Corporation whose services are provided pursuant to a services agreement with The Addax and Oryx Group Ltd under which it receives fees for management services. Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited for which Mr. Oladele is paid a fee of $9,000 per month.
	(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the **board**) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	☑	Only two directors, Jean Claude Gandur and Afolabi Oladele, are not independent. The remaining six directors are independent.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	☑	The following directors of the Corporation are presently directors of the following reporting issuers: Peter Dey: Workbrain Corporation James Davie: Taylor Gas Management Ltd., Navigo Energy Inc., Brompton Group of Funds. Jean Claude Gandur: Axmin Inc. Gerry Macey: Verenex Energy, Pan Orient Energy Wesley Twiss: Canadian Oil Sands Limited, Hydrogenics Corporation, Keyspan Energy Management Ltd., (Manager of Keyera Facilities Income Fund), Enbridge Commercial Trust (Enbridge Income Fund), Epcor Utilities Inc.
	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	☑	Since the beginning of the Corporation's most recently completed financial year, the independent members of the Board have met on three occasions without the non-independent members of the Board and without Management being present. It is the intention of the Board to meet without Management being present on a regular basis. In addition, the Charter of the Corporate Governance, Nominating and Compensation Committee states that it will ensure the Board has appropriate structures in place so that the Board can function independently of Management.

GOVERNANCE DISCLOSURE REQUIREMENT			COMPLIANCE	COMMENTS
	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	☑	Peter Dey is the Chair of the Board and is an independent director. Mr Dey's background and experience enable him to provide effective independent leadership of the Board and ensures that the Corporation adheres to the highest standards of corporate governance. His formal responsibilities are set out in the Chair Position Description set out in Schedule "B".
	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	☑	December 5, 2005: all members in attendance February 7, 2006: all members in attendance February 8, 2006: all members in attendance with the exception of Afolabi Oladele February 14, 2006: all members in attendance with the exception of Stephen Paul de Heinrich, Afolabi Oladele and Wesley Twiss February 17, 2006: all members in attendance with the exception of James Davie March 2, 2006: all members in attendance March 21, 2006: all members in attendance May 8, 2006: all members in attendance
2.		Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	☑	The terms of the Board Charter are set out in Schedule "B".
3.	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	☑	The Board has adopted a written position description for the Chair and the Chair of Each Board Committee and these are available at the Corporation's website www.addaxpetroleum.com.
	(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	☑	The Board has developed a written position description for the CEO.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
4. (a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	☑	The initial Directors of the Corporation are business executives with extensive experience and directorship responsibilities on boards or as part of management of other public and private entities. Orientation for these individuals is provided through meetings with the CEO, CFO, other Directors and members of Management. All Directors are also provided with materials (financial and narrative) regarding the business of the Corporation. Presentations are also made to the Directors at each regular Board meeting with regard to the Corporation's operations, financial performance and key risk areas. The Corporation is at an advanced stage in organizing an orientation and information visit to the Corporation's Nigerian operations and will arrange further visits with regard to other operating sites as they develop.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	☑	The Corporate Governance, Nominating and Compensation Committee is responsible for overseeing the development and implementation of a program of orientation for Directors as part of its Charter. The Corporation encourages its Directors to attend formal continuing education programmes and to date has contributed to the attendance by Mr. Wesley Twiss at the Director's Education Program, Corporate Governance College of the Institute of Corporate Directors.
5. (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	☑	The Board has adopted a Code of Business Conduct (i) The Code is available at the Corporation's website www.addaxpetroleum.com and on SEDAR at www.sedar.com. (ii) The Board and the Corporation's internal systems monitor compliance with the Code. All individuals subject to the Code are obligated to report any illegal or unethical behaviour or violations of the Code in a timely manner. (iii) Not applicable
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	☑	The Board insists that the provisions of the *Canada Business Corporations Act* be followed with respect to actual or potential conflicts of interest that may exist in considering transactions and agreements. As noted previously, the independent members of the Board meet separately from non-independent members and Management. The Board ensures that any Director having a conflict or material interest in any transaction does not vote in respect of such transaction.

GOVERNANCE DISCLOSURE REQUIREMENT			COMPLIANCE	COMMENTS
	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	☑	In addition to the Code of Business Conduct, the Board has also adopted a Disclosure Policy which is available at the Corporation's website www.addaxpetroleum.com. The Policy applies to all employees, consultants, and the Board, as well as the Corporation's subsidiaries. The objective of the Policy is to ensure that communications to the investing public are timely, factual and accurate and broadly disseminated. The Corporation provides its Directors, officers and employees with on-line interactive ethics and compliance training through "Integrity Interactive" a leading provider of web based interactive compliance training. So far two courses have been rolled out. The first to senior employees in respect of OECD anti-bribery rules, and the second to all staff in respect of the Corporation's Code of Business Conduct.
6.	(a)	Describe the process by which the board identifies new candidates for board nomination.	☑	The Corporate Governance, Nominating and Compensation Committee is responsible for identifying new candidates for appointment to the Board. It will annually review the size, composition and operation of the Board. It will also annually review and recommend to the Board for consideration new candidates for nomination to be elected at the annual general meeting of shareholders.
	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	☑	The Chair of the Corporate Governance, Nominating and Compensation Committee is Peter Dey. The members as at May 8, 2006 are James Davie, Stephen Paul de Heinrich and Gerry Macey. The Chair and each member are independent.
	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	☑	The Corporate Governance, Nominating and Compensation Committee has the responsibility of identifying qualified candidates for appointment to the Board as well as other nomination responsibilities set out in 6. (a).
7.	(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	☑	The Corporate Governance, Nominating and Compensation Committee consults with senior management to establish the Corporation's general compensation philosophy. The Committee also reviews and approves the compensation programs of senior management and is responsible for keeping abreast of current developments in executive compensation in corporations engaged in similar industries. The Committee also conducts an annual review of senior management performance. CEO compensation is reviewed by the Corporate Governance, Nominating and Compensation Committee and recommended to the independent directors for approval. The compensation of the other corporate officers is reviewed and determined by the CEO in consultation with the Corporate Governance, Nominating and Compensation Committee.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	☑	The Chair of the Corporate Governance, Nominating and Compensation Committee is Peter Dey. The members as at May 8, 2006 are James Davie, Stephen Paul de Heinrich and Gerry Macey. The Chair and each member are independent.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	☑	The Charter of the Corporate Governance, Nominating and Compensation Committee is available at the Corporation's website www.addaxpetroleum.com.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	☑	The Corporation is consulting with U.K. based compensation consultants experienced in the upstream oil and gas sector, MM&K Limited, who prepared the Corporation's Long Term Incentive Plan in conjunction with the Corporation.
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	☑	The Board has a Technical and Reserves Committee. The Technical and Reserves Committee assists the Board in fulfilling obligations under National Instrument 51-101 and oversees the operational performance of the Corporation. The Charter of the Technical and Reserves Committee is available at the Corporation's website www.addaxpetroleum.com.
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	☑	As part of its responsibilities under its Charter, the Corporate Governance, Nominating and Compensation Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of the Board, the Board Committees, all individual Directors and the Corporation's senior management. The primary component of the Board and Committee assessments will be based on answers received in the Annual Directors' Evaluation Questionnaire, which will cover topics such as: (i) the performance and effectiveness of the Board, Board Committees and individual Directors; (ii) individual Director independence; (iii) individual Director and overall Board Skills; (iv) individual Director financial acumen; and (v) individual Director peer evaluations.

SCHEDULE "B"

CORPORATE GOVERNANCE DOCUMENTS

BOARD OF DIRECTORS CHAIR POSITION DESCRIPTION

The Chair ("**Chair**") of the Board of Directors ("**the Board**") of Addax Petroleum Corporation (the "**Company**") has the responsibility and specific duties described below.

Appointment

The Chair is appointed by the Board and shall be re-appointed at the first meeting of the Board following the Annual General Meeting of shareholders of the Company. The Chair will be independent under applicable law and will have the competencies and skills determined by the Board.

Responsibility

The Chair provides independent, effective leadership to the Board and leads the Board in fulfilling the duties set out in its Charter.

Specific Duties

The Chair will:

Leadership

1. Provide overall leadership to enhance the effectiveness of the Board.

2. Take all reasonable steps to ensure that the responsibility and duties of the Board, as outlined in its Charter, are well understood by the Board members and executed as effectively as possible.

Ethics

3. Foster ethical and responsible decision-making by the Board and its individual members.

Board Governance

4. Provide effective Board leadership, overseeing all aspects of the Board's direction and administration in fulfilling the terms of its Charter.

5. With the Board, oversee the structure, composition, membership and activities delegated to the Board.

Board Meetings

6. Ensure that the Board meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

7. With the President and CEO and the Corporate Secretary establish the dates, location and agenda for each Board meeting.

8. Chair all meetings of the Board, including closed sessions and in camera sessions. If the Board Chair is not present, the Board members present will choose a Board member to chair the meeting.

9. Ensure sufficient time during Board meetings to fully discuss agenda items.

10. Encourage Board members to ask questions and express viewpoints during meetings.

11. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

12. Ensure that the Board meets in separate, regularly scheduled, non-management, in camera sessions.

Board Reporting

13. Ensure that Board materials are available to any Director on request.

14. Ensure that all business that is required to be brought before a meeting of shareholders is brought before a meeting of shareholders.

Board Management Relationships

15. Take all reasonable steps to ensure that Board members receive all necessary training and support to enable them to fulfill the Board Charter.

16. Facilitate effective communication between Board members and the CEO, both inside and outside of Board meetings.

17. Have an effective working relationship with the CEO.

Evaluations

18. Ensure that a performance evaluation of the Board and the Board Chair is conducted, soliciting input from all Board members and appropriate members of Management.

Advisors/Resources

19. Ensure that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently.

20. Coordinate with the Board to retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

Other

21. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Board.

22. To honour the spirit and intent of applicable law as it evolves.

CHARTER OF THE BOARD OF DIRECTORS OF ADDAX PETROLEUM CORPORATION

Mission Statement

The Board of Directors (the "**Board**") of Addax Petroleum Corporation (the "**Company**") has adopted this Charter to assist the Board in fulfilling its obligations to all stakeholders.

Composition

The Board shall consist of as many Directors as the Board shall determine from time to time but in any event, not fewer than six and not more than eleven, a majority of which shall be independent as defined by applicable law

Chair

The Board following each Annual General Meeting of the Company shall designate the Chair of the Board. The initial Chair of the Board shall be Peter Dey. If the Chair is not present at a meeting of the Board, the members of the Board may designate an interim Chair for the meeting by majority vote of the members present.

Meetings

The Chair of the Board, in consultation with the Board members, shall determine the schedule and frequency of the Board meetings provided that the Board will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Board shall convene additional meetings, as circumstances require. The Corporate Secretary of the Company shall be the Secretary of the meetings.

Where possible, agendas for meetings of the Board shall be developed by the Chair of the Board in consultation with management and the Secretary, and shall be circulated to Board members as far in advance of each Board meeting as is reasonable.

The Board shall meet separately at each meeting without management including any member of management who is a Director.

Decisions or recommendations of the Board shall be evidenced by resolutions passed at meetings of the Board and recorded in the minutes of such meetings or by an instrument in writing signed by all members of the Board entitled to vote on that resolution. A copy of the draft minutes of each meeting of the Board and any written resolutions evidencing decisions or recommendations of the Board shall be transmitted promptly by the Secretary to each member for adoption at the next meeting

Resources and Authority

Each Director shall have the authority, subject to the prior approval of the Corporate Governance, Nominating and Compensation Committee ("**CGNCC**"), to engage outside consultants, independent legal counsel and other advisors and experts as he or she determines necessary to carry out his or her duties. The Company shall reimburse the Director such amounts as may be agreed by the CGNCC.

Responsibilities

The principal responsibility of the Board is to assume a stewardship role in respect of the business and affairs of the Company. In this capacity it is the responsibility of the Board to oversee the Officers of the Corporation who are responsible for the management of the Company.

In discharging its stewardship responsibilities, the Board shall in particular:

(i) oversee the preparation and implementation of the Company's strategic plan, its annual work programme and budget and all major capital investment proposals;

(ii) monitor the effectiveness of managements' Health, Safety and Environmental processes and procedures and ensure that the Company is fully compliant in respect of its obligations in these areas;

(iii) have a full understanding of the principal business risks associated with the Company's operations and ensure that management adopts appropriate risk management systems and internal financial controls;

(iv) appoint the CEO and other officers of the Company and monitor their performance to ensure the Company's objectives are met;

(v) monitor the key personnel succession plans;

(vi) ensure that the Company has an effective shareholder communications programme which communicates with shareholders and can enable feedback from shareholders;

(vii) appoint such Committees as are required by law or deemed advisable by the Board in order to assist the Board in carrying out its responsibilities. Where necessary or desirable such committees shall be comprised of independent directors or a majority of them;

(viii) comply with the Company's By-Laws and all legal requirements, whether statutory or otherwise, which apply to Directors of publicly quoted companies.

Limitation on the Oversight Role of the Board

Each member of the Board shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

ADDAX
PETROLEUM

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 25, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX

Dear Sirs:

Subject: Addax Petroleum Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	006 52V 102
4.	Record Date	:	May 24, 2006
6.	Meeting Date	:	June 28, 2006
7.	Meeting Location	:	Toronto, ON

Yours truly,

COMPUTERSHARE INVESTOR SERVICES
Agent for Addax Petroleum Corporation

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Addax Petroleum Corporation
Attention: David Codd

Attention Business Editors:

Addax Petroleum commissions new onshore production and export system in Gabon

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Nov. 28 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC) announces today that it has completed the commissioning of a new production and export system from its Maghena property onshore Gabon. This commissioning of the new system provides the capacity to alleviate the constraints which had been restricting the export capacity from the Corporation's Tsiengui and Obangue fields to just over 5,000 barrels per day. The new system was commissioned on Sunday, November 26 and is currently flowing at a rate of approximately 8,000 barrels per day.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "The commissioning of the new onshore production and export system in Gabon is an important step in the development of our onshore properties in the country. With the removal of current export constraints via the new system, we expect to reach our targeted 2006 exit rate of 18,000 barrels per day of production from our onshore and offshore properties in Gabon. The new production and export system will also assist us in continuing the rapid growth of Addax Petroleum's total production to a targeted average of approximately 130,000 barrels per day from all of the Corporation's properties in 2007."

The new production and export system is comprised of a 30,000 barrel per day central production facility at the Tsiengui field, a 30-kilometre, 10-inch pipeline from Maghena to the Total Gabon operated Coucal facility and additional heating and pumping capacity at Coucal. The system then ties into the main northern export trunk line and the export terminal at Cap Lopez in Port Gentil, Gabon. The new production and export system has a current export capacity of 20,000 barrels per day and the Corporation expects to increase the capacity to 30,000 barrels per day in the first half of 2007 with the installation of additional heating and pumping facilities at Coucal.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: +1 (416) 934 80 11, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Genel Enerji and Addax Petroleum Announce the Execution of a Revised Production Sharing Agreement in Respect of the Taq Taq field

Addax Petroleum acquires additional equity in Taq Taq

VANCOUVER, Nov. 21 /CNW/ - Genel Enerji A.S. ("Genel") - which is part of Cukurova Group - and Addax Petroleum Corporation ("Addax Petroleum") (TSX:AXC) today announced the execution of a Revised Production Sharing Agreement with the Kurdistan Regional Government ("KRG") in respect of the Taq Taq Field. Genel and Addax Petroleum also announced that at the same time Addax Petroleum's wholly owned subsidiary had acquired an additional 15% Participating Interest from Genel.

Commenting, Mehmet Sepil, Chief Executive Officer of Genel Enerji said: "This opportunity for Genel to expand its activities and investment portfolio in further exploration fields will widen the perspective and objectives of Genel. Within this new concept, Genel, owned by Cukurova Group is growing to be a worldwide exploration and production company performing also in high risk projects. Genel is also planning to invest the consideration in the mid stream activities in addition to the exploration and production for the benefit of the Kurdistan Region and the people of Iraq."

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "The execution of the Revised Production Sharing Agreement with Addax increasing its equity participation in Taq Taq represents a major step in confirming the legal basis for our development of the Taq Taq Field. Together with the undertaking of additional exploration in this area to the mutual benefit of the Kurdistan Regional Government, the people of Iraq, Genel and Addax Petroleum, our increased investment underscores Addax Petroleum's commitment to the Taq Taq project."

The original Taq Taq Production Sharing Agreement was entered into between Genel and the KRG on 20th January 2004. In July 2005 Addax Petroleum's wholly owned subsidiary, Addax Petroleum International Limited ("Addax International") agreed to farm in to the original PSA and agreed to acquire a 30% Participating Interest. The Revised Production Sharing Agreement extends the geographic scope of the original PSA to include further exploration acreage which includes the Kewa Chirmila prospect and gives the KRG the right to require that at a future date a government nominated entity is assigned, in the case of Taq Taq, a 20% Participating Interest, and, in the case of other developments within the Revised Production Sharing Agreement area, a 25% Participating Interest.

The Revised Production Sharing Agreement reflects i) Genel and Addax Petroleum as parties to the PSA; ii) the acquisition by Addax Petroleum from Genel of an additional 15% participating interest; iii) government back-in rights and revised fiscal terms to maintain the risk/reward balance for Addax Petroleum and Genel; and iv) expansion of the PSA acreage to include the Kewa Chirmila prospect. The revised Participating Interests prior to the exercise of any Government back in rights are,

<<

- Genel 55%,
- Addax International 45%.

>>

Addax Petroleum will meet the cost of the acquisition within its existing financing arrangements.

About Genel and Addax Petroleum

Genel Enerji A.S. is a Turkish registered company and owned by the Turkish Cukurova Group. The Cukurova Group is among Turkey's largest industrial and commercial conglomerates with numerous investments ranging from automotive, telecommunications, media, textile, energy, transportation and information technology services. Many of Cukurova Holding and associated holding companies are leaders in their respective business lines. The amount of total assets of the Cukurova Holding Group in the year of 2005 was approximately 11 billion US dollars. Within the group, Turkcell is the leading GSM operator of Turkey (with 31 million subscribers) and has been listed on the New York Stock Exchange (NYSE) and on the Istanbul Stock Exchange (IMKB). Turkcell was the first Turkish company to be listed on NYSE. BMC is the largest fully integrated vehicle manufacturer. The Geden Lines is a leading shipping company with a modern fleet in the maritime industry. Digiturk, the only digital broadcasting company in Turkey, is giving television, radio and interactive channel broadcasting services. The Cukurova Group currently has 139 companies and of these, 19 are foreign investments and 13 are joint ventures based in Turkey. A total of 26,500 people are employed in Cukurova companies in Turkey and abroad. Further information about Genel Enerji is available at www.genel-enerji.com or at www.cukurovaholding.com.tr

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 91,500 barrels per day for the third quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign

currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Addax Petroleum, Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Genel Enerji and Addax Petroleum announce Taq Taq test results

First new Taq Taq well flows at an aggregate rate of 29,790 barrels per day

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Nov. 20 /CNW/ - Genel Enerji A.S. ("Genel"), part of the Cukurova Group, and Addax Petroleum Corporation ("Addax Petroleum") (TSX:AXC) today announced flow test results for the recently drilled TT-04 well, the first well on the Taq Taq field drilled by Taq Taq Operating Company ("TTOPCO"), the joint venture company formed by Genel and Addax Petroleum to carry out the petroleum operations in the Taq Taq license area.

Three reservoir intervals were tested separately and flowed at an aggregate rate of 29,790 bbls/d of light, 47 degrees API oil with low gas oil ratio. The intervals tested were a 106 meter perforated interval in the Shiranish formation which flowed at a rate of 3,940 bbls/d, a 55 meter perforated interval in the Kometan formation which flowed at a rate of 12,930 bbls/d, and a 86 meter bare foot interval in the Qamchuga formation which flowed at a rate of 12,920 bbls/d. Oil flow rates from the three intervals are in a 64/64" choke size. In each instance, the flow rates were constrained by the limited capacity of the surface test facilities. Evaluation of these flow test results is ongoing.

Commenting on the results, Dr. Ashti Hawrami, the Minister of Natural Resources of the Kurdistan Regional Government of Iraq, said; "This is a great achievement and we look forward to establishing our initial export of oil from the Taq Taq field in 2007. Additionally, we will be utilizing some of the oil resources to satisfy the local requirement for the refined products and power needs. We will continue our exploration campaign to achieve our export oil target of one million barrels per day of new oil from the Kurdistan Region over the next few years. This will make a significant contribution to the oil revenues of Iraq to be shared by all peoples of Iraq."

Commenting, Mehmet Sepil, Chief Executive Officer of Genel Enerji said: "We are very pleased with the test results of the TT-04 well. For the first time, a privately-owned Turkish Oil Company is developing a major oil field. We believe that this project will make Genel Enerji a world class exploration and production company in the international petroleum industry. This project will also generate wealth for the people of the Kurdistan Region and of Iraq while also helping to meet the urgent energy requirements of the region."

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "This is a significant milestone for Addax Petroleum. The Taq Taq field has the potential to be a major source of reserves and production growth for the company. As demonstrated by these test results, the production potential of Taq Taq is truly significant and highlights the under-developed potential of the region. We believe that the Taq Taq field can deliver excellent value to the people of the Kurdistan Region and of Iraq and for our shareholders."

The TT-04 well is the first well drilled on the Taq Taq field, drilled using the TTOPCO-owned drilling rig and located some 500 meters from the TT-01 well, the Taq Taq field discovery well drilled in 1978. TT-04 was spudded in mid May and reached a total depth of 2,286 meters in early September.

Interpretation of data acquired, including wireline static reservoir

pressure data, indicate the presence of a significant and extensive fracture system and a single oil column in the Taq Taq field through the Shiranish, Kometan and Qamchuga formations in excess of 500 meters. The TT-04 well was the first of a three well drilling program by Genel and Addax Petroleum. The drilling of the second appraisal and development well, TT-05, is now in progress.

The Taq Taq field is located in the Kurdistan Region of Iraq some 60 kilometers northeast of Kirkuk, 85 kilometres northeast of Erbil and 120 northwest of Sulaimaniyah.

About Genel and Addax Petroleum

Genel Enerji A.S. is a Turkish registered company and owned by the Turkish Cukurova Group. The Cukurova Group is among Turkey's largest industrial and commercial conglomerates with numerous investments ranging from automotive, telecommunications, media, textiles, energy and information technology services. Further information about Genel Enerji is available at www.genel-enerji.com or at www.cukurovaholding.com.tr.

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 91,500 barrels per day for the third quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to: reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other

regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Genel Enerji A.S., Orhan Duran, Tel: +90 312 428 2140/41, o.duran@genel-enerji.com; Bati Demirguc, Tel: +90 312 428 2141, b.demirguc@ttopco.com; Beze Group, Press Relations, Tel: +90 212 230 2055, info@bezegroup.org; Addax Petroleum, Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES THIRD QUARTER 2006 RESULTS

First Nine Months' Funds Flow From Operations increases 91 per cent

Calgary, November 13, 2006 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East, today announced its results for the quarter ended September 30, 2006. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing of Addax Petroleum's Third Quarter Financial Statements and Management's Discussion and Analysis which can be accessed through the Corporation's website at **www.addaxpetroleum.com** and through **www.sedar.com**.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "Our Nigeria operations continued to deliver excellent performance including the successful change-out of the OML123 FPSO and surpassing, for the first time in Addax Petroleum's history, the production milestone of 100,000 barrels in one day. In addition, during the third quarter, Addax Petroleum significantly expanded its reserves base, development opportunities and exploration acreage through the acquisition of PanOcean Energy's business. As the acquisition closed in September, there has been minimal operating and financial contribution to our third quarter results, however, we anticipate an ever growing contribution from the Gabon operations. I believe that our efforts and results during the third quarter will result in an excellent 2006, our first year as a public company, for Addax Petroleum and for its shareholders."

Selected Financial Highlights

- Petroleum sales before royalties in the third quarter of 2006 amounted to $583.9 million, an increase of 51 per cent over petroleum sales before royalties of $385.7 million in the same quarter in 2005. Petroleum sales before royalties contribution from the acquired PanOcean Energy business was $20.9 million, representing just under 4 per cent of the quarter's sales.
- The average crude oil sales price increased 13 per cent to $67.60 per barrel (/bbl) as compared to the average crude oil sales price of $59.88/bbl recorded in the comparable quarter in 2005.

- Net income in the third quarter of 2006 was $75.2 million ($0.51 per share), a decrease of 12 per cent over net income of $85.6 million ($0.73 per share) in the corresponding quarter of the previous fiscal year. The decrease is attributable mainly to tax losses available in 2005 and fully utilized prior to the third quarter of 2006. Net income in the first nine months of 2006 was $189.7 million ($1.37 per share), an increase of 13 per cent over net income of $168.0 million ($1.44 per share) in the corresponding period of the previous year.
- Funds Flow From Operations in the third quarter was $244.5 million, an increase of 50 per cent over third quarter 2005 cash flow from operations of $163.2 million. Funds Flow From Operations for the first nine months of 2006 increased 91 per cent to $614.4 million compared to $322.2 million in the first nine months of 2005.
- Acquisition of the business of PanOcean Energy Corporation Limited ("PanOcean Energy") which is focused solely in Gabon for a cash consideration of $1,441 million on September 7th.
- PanOcean Energy acquisition funded by a combination of (a) internal funds, (b) drawings under a new $1.0 billion acquisition loan facility of which $850.0 million was drawn at September 30th, 2006 and (c) the public offering of 14.75 million common shares upon conversion of subscription receipts which realized net proceeds of $342.7 million for the Corporation.

The following table summarizes the selected financial highlights.

Selected financial highlights	**Quarter ended 30 September**			**Nine Months ended 30 September**		
$ million unless otherwise stated	**2006**	**2005**	**Change**	**2006**	**2005**	**Change**
Petroleum sales before royalties	583.9	385.7	51%	1,500.5	840.6	79%
Average crude oil sales price, $/bbl	67.60	59.88	13%	65.34	52.21	25%
Net income	75.2	85.6	(12%)	189.7	168.0	13%
Funds Flow From Operations	244.5	163.2	50%	614.4	322.2	91%
Earnings per share, $/share	0.51	0.73	(30%)	1.37	1.44	(5%)
Shares outstanding, million	148.0	117.0	26%	138.8	117.0	19%

Operational Highlights

- Average working interest gross oil production in the third quarter of 2006 was 91.5 thousands of barrels per day (mbbls/day) an increase of 23 per cent over third quarter 2005 average production of 74.2 mbbls/day. Production contribution from the acquired PanOcean Energy business was 2.4 mbbls/day, or under 3 per cent, averaged over the quarter.
- Capital expenditures, excluding the acquisition consideration for the PanOcean Energy business, increased by 83% from $117.0 million in the third quarter of 2005 to $214.1 million in the same period in 2006. Development capital expenditures totaled $118.9 million, including development capital expenditures of $25.2 million in PanOcean Energy since acquisition. License acquisition and exploration and appraisal expenditures amounted to $95.2 million, including $10.9 million of capitalized fees associated with the PanOcean Energy acquisition, $23.0 million towards license acquisition of OPL291 offshore Nigeria (see "Recent Developments") and exploration and appraisal expenditure of $55.1 million on the Okwok and Taq Taq fields, offshore Nigeria and in the Kurdistan

Region of Iraq respectively, where some wells drilled have been or will be suspended as potential future producers.

- Development project highlights during the third quarter include:

  Nigeria

  - conversion of Oil Prospecting License OPL90 to Oil Mining License OML126 obviating the need for partial relinquishment of undeveloped license acreage;
  - the start-up of the first development well on the Nda field on OML126 within six months of approval by the Nigerian authorities of its Field Development Plan;
  - safe and successful change-out of the OML123 FPSO whereby the Knock Taggart FPSO was replaced by the larger Knock Adoon FPSO;
  - bringing on-stream of five additional development wells, two in OML123 and three in OML126; and
  - ongoing surface facilities development at the Oron and Adanga fields on OML123.

  Gabon

  - construction of the Addax Petroleum-operated Tsiengui Central Production Facility and export pipeline, scheduled to be operational during the fourth quarter of 2006;
  - drilling and completion of two horizontal development wells on each of the onshore Tsiengui and Obangue fields including, on each field, step-out wells which suggest larger most-likely oil in place estimates; and
  - ongoing installation and commissioning work offshore on the Vaalco-operated Avouma field, scheduled to be operational during the first quarter of 2007.

- Exploration and appraisal highlights in the third quarter include:

  - *Nigeria:* start of the Okwok field 2006 exploration and appraisal campaign within one week of completion of the acquisition of a 40 per cent participating interest in the property. The exploration and appraisal campaign was completed in October having met its objectives and two of the wells drilled were suspended as a potential future oil producers;
  - *Kurdistan Region of Iraq:* conclusion of drilling and coring operations on the first new well on the Taq Taq field, TT-04, indicating a gross oil column in excess of 500 meters. Well completion and testing operations are ongoing at TT-04 and a second well, TT-05, has been spudded; and
  - *Other areas:* analysis and technical studies, including rig-sourcing enquiries, are ongoing on the Corporation's other properties including OPL225 offshore Nigeria, Ngosso offshore Cameroon and deepwater JDZ Blocks 2, 3 and 4.

- Operating netbacks were up 9% to $47.90/bbl as compared to $44.14/bbl in the third quarter of 2005. Unit operating expenses increased to $6.47/bbl, an increase of 6 per cent over the third quarter 2005 level of $6.10/bbl.

The following table summarizes selected operational information.

Selected operational results	Quarter ended 30 September			Nine Months ended 30 September		
	2006	2005	Change	2006	2005	Change
Period average working interest gross oil production (mbbls/day):						
Nigeria (offshore)	85.1	70.6	21%	79.4	58.5	36%
Nigeria (onshore)	4.0	3.6	11%	3.7	3.5	5%
Gabon (offshore & onshore)	2.4	--	--	0.9	--	--
Total	**91.5**	**74.2**	**23%**	**84.0**	**62.0**	**49%**
Prices, expenses and netbacks ($/bbl):						
Average realized price	67.60	59.88	13%	65.34	52.21	25%
Operating expense	6.47	6.10	6%	6.81	6.42	6%
Operating netback	47.90	44.14	9%	46.49	37.15	25%

Dividend

The Board of Directors of the Corporation has declared a dividend of CDN$0.05 per share for the third quarter of 2006. The dividend is payable on December 14th, 2006 to shareholders of record on November 30th, 2006.

Recent Developments

In October, the Corporation acquired a 72.5 per cent participating interest in OPL291, a deepwater block offshore Nigeria close to the world-class Agbami field and on trend with several other large oil fields in the deepwater offshore Nigeria. In consideration the Corporation has paid a signature bonus to the government of Nigeria of $55 million and $35 million as a farm-in fee to the licence holder, Starcrest Nigeria Energy Limited ("Starcrest"), an indigenous Nigerian oil company. In addition, the Corporation has agreed to carry Starcrest's 27.5 per cent share of exploration and field development costs.

Outlook

The Corporation's outlook for 2006 is in line with guidance provided to date. Addax Petroleum expects annual average working interest gross oil production to approximate 88 to 90 mbbls/day from its Nigeria and Gabon operations.

The Corporation will host a management presentation to financial analysts on November 21, 2006 and intends to provide further guidance for 2006 and future years at that time.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results,

results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

Analyst Conference Call

Financial analysts are invited to participate in a conference call today at 11:00 a.m. Eastern Time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

Toronto:	*(416) 644 3423*
Toll-free (Canada and the US):	*(866) 250 4910*
Toll-free (UK):	*00 800 0000 2288*
All others:	*1 416 644 3423*

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum Third Quarter Conference Call

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Nov. 1 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") will announce its financial results for the quarter ended September 30, 2006 on Monday, November 13, 2006, and will discuss its financial results in a conference call on Monday, November 13, 2006 at 11:00 a.m. Eastern Time. Mr. Jean Claude Gandur, President and Chief Executive Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results and the expectations for the future.

<<

Conference call details:
Date: Monday, November 13, 2006
Time: 11:00 a.m. Eastern Time

To participate in the conference call, please call one of the following:

Toronto:	(416) 644-3423
Toll-free (Canada and the U.S.):	(866) 250-4910
Toll-free UK:	00 800 0000 2288
All others:	1-416-644-3423

\>>

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21207919 followed by the number sign until Thursday, November 30, 2006.

The Corporation will also host a management presentation to research analysts on Tuesday, November 21, 2006, in Toronto, Canada.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

CONFERENCE CALL ADVISORY: FORWARD-LOOKING STATEMENTS

The conference call may contain forward-looking statements. When used in the call, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax Petroleum makes these forward looking statements

in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: (403) 668-4588, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum concludes 2006 Okwok exploration & appraisal campaign

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Oct. 30 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") today announced that it has completed its 2006 exploration and appraisal campaign on the Okwok field discovery in OML67 with encouraging results. The Corporation acquired a 40 per cent participating interest in the Okwok field in June of this year from Oriental Energy Resources Limited ("Oriental"), a leading indigenous Nigerian oil company, and commenced the exploration and appraisal program immediately thereafter. Addax Petroleum is the technical adviser and Oriental is the operator for the Okwok field joint venture.

Commenting on the 2006 Okwok exploration and appraisal campaign, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said; "I am delighted that our joint venture with Oriental under Nigeria's Marginal Field program has proceeded so well. Our 2006 objectives for the Okwok field were to explore and appraise the two main fault blocks on the structure, to confirm the nature of the oil present and to flow test the wells. I am pleased that these objectives have been achieved; the Okwok field contains medium to light crude oil and the reservoir is of high quality. Following these encouraging results, we are now updating our geological models to evaluate our future appraisal strategy and potential fast-track development plans."

The Okwok field is located south of and adjacent to OML123, Addax Petroleum's largest producing property, in a water depth of approximately 50 meters and comprises three major fault block compartments, named Blocks 1, 2 and 3. Block 1 was drilled by well Okwok-1 in 1967 and Block 2 by well Okwok-2 in 1968, both by a previous operator, whereas Block 3 had not been drilled prior to the recent campaign. Both earlier wells had discovered hydrocarbons but had not been flow tested.

The Okwok 2006 exploration and appraisal campaign by Addax Petroleum and Oriental commenced when the GlobalSantaFe High Island IX jack-up drilling rig arrived on location in early July and concluded in late October. The campaign comprised the drilling of wells Okwok-4A and Okwok-4AST1 in Block 2 and Okwok-7A and Okwok-8A in Block 3. The objectives of the campaign were to appraise Block 2, explore Block 3 and to conduct flow tests to establish the oil properties and reservoir conditions in both blocks. The primary reservoir objective in the Okwok field is the stacked "Lower D" sandstone sequence of Upper Pliocene/Lower Pleistocene age which, at Okwok, occurs at depths between 3,000 and 4,000 feet subsea.

For Block 2, Okwok-4A was drilled approximately 1.3 kilometres west of Okwok-2 to appraise the areal extent of the fault block's oil accumulations. Okwok-4A encountered 14 feet of net oil pay in its primary target in the Lower D sequence which was thinner than anticipated but which also encouraged the drilling of a sidetrack down-dip. Okwok-4AST1 was drilled as the sidetrack to Okwok-4A targeting a more sand-prone area and encountered 95 feet of net oil pay in two intervals within the Lower D sequence. A drill stem test was attempted but was curtailed due to a rupture of the sand exclusion screen which caused excessive sand production into the well. The test produced at a rate of approximately 400 barrels per day of light 32 degree API gravity oil. The true flow potential of the well was not reached because of sand control problems during the test, however, the Corporation was pleased with the high

quality of the oil tested and will use the knowledge gained regarding the reservoir conditions in future appraisal efforts.

Following the appraisal of Block 2, the High Island IX was moved to explore Block 3 and spudded Okwok-7A. However, Okwok-7A was abandoned prematurely because of mechanical difficulties after encountering hydrocarbons and abnormally high pressures while drilling in the Lower D sequence. The Okwok-8A well was spudded immediately thereafter, was drilled successfully and encountered 97 feet of net oil pay in two sandstone intervals in the Lower D sequence. As a precaution against the excessive sand production experienced in Okwok-4AST1, Okwok-8A was gravel packed prior to testing. The well was flow tested at a maximum rate of 1,220 barrels per day of medium 26 degree API gravity oil on a 32/64" choke. Both the Okwok-4AST1 and Okwok-8 wells are currently suspended for potential tie-back to production facilities.

Addax Petroleum and Oriental are now in the process of incorporating the well data, oil properties and flow test data from this exploration and appraisal campaign into existing geological and engineering models. The new information will be used to evaluate the 2007 Okwok work programme which the Corporation anticipates will include further appraisal drilling and potentially fast-track development planning. Should additional appraisal efforts prove successful, the Okwok field is likely to be developed through the OML123 FPSO 12 kilometres to the north and first commercial oil production could commence as early as 2008.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig

Kelly, Investor Relations, Tel.: (403) 668-4588,
craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations,
Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Addax Petroleum presents at the Merrill Lynch Global Energy Conference

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Oct. 27 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") announces that James Pearce, Chief Operating Officer, will be presenting at the Merrill Lynch Global Energy Conference on Wednesday, November 1, 2006 at approximately 10:05 a.m. Eastern Time. The presentation will include information detailing the company's performance, strategy and outlook.

Investors are invited to listen to the live, audio-only webcast via the following link:
http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=AXC.TO&item_id=1404378

The presentation slides will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel. : (403) 668-4588, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com;

Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44,
marie-gabrielle.cajoly@addaxpetroleum.com

RECEIVED
2007 JAN 18 A 10:39
OFFICE OF INTERNATION
CORPORATE FINANCE

Addax Petroleum provides update on the integration of its Gabon operations

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Oct. 27 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") is pleased to provide an operational update regarding its portfolio of oil exploration and production properties in Gabon which it acquired from Pan-Ocean Energy Corporation Limited in September of this year.

Mr. Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum commented, "We are delighted with the success Addax Petroleum has had in integrating our newly acquired operations in Gabon. The Corporation retained the majority of the former Pan-Ocean personnel and continues to build on the excellent relationship that Pan-Ocean had developed with the government of Gabon. In addition, recent appraisal and development drilling onshore and offshore continue to develop the portfolio's reserve base into productive capacity, while also providing encouraging indications which may allow Addax Petroleum to expand its reserve base in the country."

The exploration and development portfolio in Gabon is comprised primarily of the operated, onshore Maghena and Panthere NZE properties which contain respectively the Tsiengui and Obangue oil fields, the non-operated, onshore Awoun property which contains the Koula and Damier oil fields, and the non-operated, offshore Etame Marin property which contains the Etame oil field, the South Tchibala/Avouma oil field and the nearby Ebouri oil field.

The Corporation's onshore activities in Gabon have continued successfully with appraisal drilling at Tsiengui and Obangue and additional development drilling of the Tsiengui field. Since January 2006 a total of seven horizontal development wells have been successfully drilled and completed on the Tsiengui field and two on the Obangue field which were also completed as production wells. The most recent well at Tsiengui confirmed the thickening high quality Gamba sandstone towards the west of the field and the overall consistency of the Corporation's reservoir model. Based on the current reservoir model, it is anticipated that an additional 30 wells will be required to further develop the Tsiengui field. The latest Obangue well was a successful step-out to the east, beyond the limit of current 3D seismic data coverage, and found the reservoir structurally shallower than anticipated suggesting an easterly extension to the Obangue field not previously recognised with a thicker than expected Gamba sandstone in the oil column. The Corporation continues to analyse the Obangue drilling results, however, initial indications are that the results may lead to a substantial increase in the level of oil reserves currently booked for the Obangue field. In addition, a deviated appraisal well was spudded in September 2006 on the onshore Shell-operated Awoun property which will test the extent of the Koula field towards the west.

Production from the Tsiengui and Obangue fields continues to be limited awaiting commissioning of new processing and export capacity. The 33 kilometre 10-inch export pipeline from Tsiengui to the Coucal export facility (Total-operated) has been laid, hydro-tested and buried. The Corporation expects that the export pumping and metering station immediately downstream of the Coucal facility will be completed in the coming weeks such that the new production and export system is expected to be fully operational by mid-November with an export capacity of 30,000 bbls/d.

The 2006 appraisal and development drilling programme onshore Gabon has

been conducted by the Corporation using the Addax Petroleum-contracted Deutag T-48 drilling rig as well as the occasional use of the Simpler 101 drilling rig. Addax Petroleum is currently arranging for an additional land drilling rig to carry out development and appraisal drilling on the Panthere NZE property, predominantly on the Obangue field.

In the offshore Etame Marin property, two horizontal development wells are planned for the remainder of the year to develop the South Tchibala/Avouma field in addition to an exploration 3D seismic campaign over a prospect to the south-west of the Etame field. The South Tchibala/Avouma development is on track for commissioning by year end; the platform is in place and commissioning in progress, the 16 kilometre pipeline to the Etame field FPSO has been laid, tie-in to the FPSO is in progress and the drilling rig has arrived on location. The South Tchibala/Avouma field is expected to produce between 8,000 and 10,000 bbls/d (2,510 to 3,140 attributable to Addax Petroleum) from the two horizontal wells with production expected to start in the first quarter of 2007. Approval for the development of the nearby Ebouri field was received from the Gabonese authorities in September 2006. Installation of a jacket and a pipeline from the Ebouri field to the Etame FPSO are being planned for the second half of 2007 with the development drilling starting thereafter.

Addax Petroleum expects to achieve its anticipated 2006 exit production rate totalling approximately 18,000 bbls/d from the Corporation's participating interests in its onshore and offshore properties in Gabon.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly,

Investor Relations, Tel.: (403) 668-4588, craig.kelly@addaxpetroleum.com, Mr. Mac Penney, Press Relations, Tel.: (416) 934- 8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Addax Petroleum provides update on the integration of its Gabon operations

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Oct. 27 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") is pleased to provide an operational update regarding its portfolio of oil exploration and production properties in Gabon which it acquired from Pan-Ocean Energy Corporation Limited in September of this year.

Mr. Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum commented, "We are delighted with the success Addax Petroleum has had in integrating our newly acquired operations in Gabon. The Corporation retained the majority of the former Pan-Ocean personnel and continues to build on the excellent relationship that Pan-Ocean had developed with the government of Gabon. In addition, recent appraisal and development drilling onshore and offshore continue to develop the portfolio's reserve base into productive capacity, while also providing encouraging indications which may allow Addax Petroleum to expand its reserve base in the country."

The exploration and development portfolio in Gabon is comprised primarily of the operated, onshore Maghena and Panthere NZE properties which contain respectively the Tsiengui and Obangue oil fields, the non-operated, onshore Awoun property which contains the Koula and Damier oil fields, and the non-operated, offshore Etame Marin property which contains the Etame oil field, the South Tchibala/Avouma oil field and the nearby Ebouri oil field.

The Corporation's onshore activities in Gabon have continued successfully with appraisal drilling at Tsiengui and Obangue and additional development drilling of the Tsiengui field. Since January 2006 a total of seven horizontal development wells have been successfully drilled and completed on the Tsiengui field and two on the Obangue field which were also completed as production wells. The most recent well at Tsiengui confirmed the thickening high quality Gamba sandstone towards the west of the field and the overall consistency of the Corporation's reservoir model. Based on the current reservoir model, it is anticipated that an additional 30 wells will be required to further develop the Tsiengui field. The latest Obangue well was a successful step-out to the east, beyond the limit of current 3D seismic data coverage, and found the reservoir structurally shallower than anticipated suggesting an easterly extension to the Obangue field not previously recognised with a thicker than expected Gamba sandstone in the oil column. The Corporation continues to analyse the Obangue drilling results, however, initial indications are that the results may lead to a substantial increase in the level of oil reserves currently booked for the Obangue field. In addition, a deviated appraisal well was spudded in September 2006 on the onshore Shell-operated Awoun property which will test the extent of the Koula field towards the west.

Production from the Tsiengui and Obangue fields continues to be limited awaiting commissioning of new processing and export capacity. The 33 kilometre 10-inch export pipeline from Tsiengui to the Coucal export facility (Total-operated) has been laid, hydro-tested and buried. The Corporation expects that the export pumping and metering station immediately downstream of the Coucal facility will be completed in the coming weeks such that the new production and export system is expected to be fully operational by mid-November with an export capacity of 30,000 bbls/d.

The 2006 appraisal and development drilling programme onshore Gabon has

been conducted by the Corporation using the Addax Petroleum-contracted Deutag T-48 drilling rig as well as the occasional use of the Simpler 101 drilling rig. Addax Petroleum is currently arranging for an additional land drilling rig to carry out development and appraisal drilling on the Panthere NZE property, predominantly on the Obangue field.

In the offshore Etame Marin property, two horizontal development wells are planned for the remainder of the year to develop the South Tchibala/Avouma field in addition to an exploration 3D seismic campaign over a prospect to the south-west of the Etame field. The South Tchibala/Avouma development is on track for commissioning by year end; the platform is in place and commissioning in progress, the 16 kilometre pipeline to the Etame field FPSO has been laid, tie-in to the FPSO is in progress and the drilling rig has arrived on location. The South Tchibala/Avouma field is expected to produce between 8,000 and 10,000 bbls/d (2,510 to 3,140 attributable to Addax Petroleum) from the two horizontal wells with production expected to start in the first quarter of 2007. Approval for the development of the nearby Ebouri field was received from the Gabonese authorities in September 2006. Installation of a jacket and a pipeline from the Ebouri field to the Etame FPSO are being planned for the second half of 2007 with the development drilling starting thereafter.

Addax Petroleum expects to achieve its anticipated 2006 exit production rate totalling approximately 18,000 bbls/d from the Corporation's participating interests in its onshore and offshore properties in Gabon.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly,

Investor Relations, Tel.: (403) 668-4588, craig.kelly@addaxpetroleum.com, Mr. Mac Penney, Press Relations, Tel.: (416) 934- 8011, mac.penney@cossette.com, Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ACQUIRES MAJOR INTEREST IN HIGHLY PROSPECTIVE DEEPWATER EXPLORATION BLOCK OFFSHORE NIGERIA

CALGARY, *Oct 20, 2006* /CNW/ – Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") today announced that its wholly owned subsidiary has entered into a farm-out agreement with Starcrest Nigeria Energy Limited ("Starcrest"), an indigenous Nigerian oil company pursuant to which Addax Petroleum and Starcrest have signed a Production Sharing Contract ("PSC") with Nigeria National Petroleum Corporation ("NNPC") in respect of Oil Prospecting License ("OPL") 291 deepwater offshore Nigeria. Addax Petroleum has a participating interest of 72.5 per cent and is the operator.

Commenting on signing the PSC Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, *"The addition of OPL291 to our deepwater exploration portfolio is truly exciting. The highly prospective nature of the property is underlined by its proximity to the nearby world-class Agbami oil field which is currently under development. We believe that OPL291 offers significant potential to our company and its shareholders."*

OPL291 represents the mandatory relinquishment area of OPL216 following conversion of OPL216 to Oil Mining Lease ("OML") 127 preceding the development of the Agbami field in OML127 by Chevron. OPL291 was tendered by the Nigerian government under the 2006 mini bid round and was recently awarded to Starcrest.

Pursuant to the PSC, Addax Petroleum and Starcrest (i) shall pay a PSC signature bonus to NNPC of US$55 million, (ii) shall undertake an initial investment of US$75 million covering an initial work commitment which comprises the acquisition of 3D seismic and drilling one well and (iii) have entered into a Memorandum of Understanding with NNPC to undertake an investment in an Independent Power Project ("IPP") which would be developed with gas from a commercial development in OPL291 and agreement with NNPC on the technical and commercial arrangements should the IPP proceed.

Pursuant to the farm-out agreement, Addax Petroleum is obligated:

- to pay to the Nigerian government, 100 per cent of the OPL291 PSC signature bonus of US$55 million;
- to pay to Starcrest, a farm-in fee of US$35 million; and
- to pay Starcrest's share of OPL291 exploration and development costs which will be reimbursed to Addax Petroleum from Starcrest's share of production revenues from OPL291.

OPL291 is located approximately 130 kilometres off the Nigerian coast, where the water depth ranges from approximately 1,000 to 2,300 meters and covers a gross area of 1,287 square kilometers (318,000 acres). OPL291 is immediately adjacent to OML127 (to the east) which contains the Agbami and Ikija fields, operated by Chevron and OPL242 (to the west) operated by Devon Energy.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 83,000 barrels per day for the first eight months of 2006. Further information about Addax Petroleum is available at **www.addaxpetroleum.com** or at **www.sedar.com.**

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Mr. Craig Kelly
Investor Relations
Tel. : +1 (403) 668 4588
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum completes FPSO replacement ahead of schedule

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Oct. 3 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") today announced that it has successfully replaced the floating production storage and offloading vessel ("FPSO") on the OML123 property offshore Nigeria, with an upgraded FPSO contracted from Fred Olsen Production AS ("Fred Olsen") and that production on OML123 has returned substantially to pre-replacement levels.

Commenting on the replacement of the OML123 FPSO, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, "I am delighted that the OML123 FPSO replacement was accomplished safely and well ahead of the scheduled change-out time. The success of this major marine project is due in no small part to the world class efforts of all concerned and to the excellent cooperation between Addax Petroleum, Fred Olsen and the Nigerian government agencies. We remain on track to achieve our 2006 production targets."

The replacement of the OML123 FPSO involved the shutdown of all production from OML123, the removal of the Knock Taggart FPSO, the installation of the Knock Adoon FPSO and the restart of OML123 production. Production shutdown during the FPSO change-out was scheduled to last 10 days but production was restarted after 5 days and a further 3 days later OML123 was producing at substantially pre-shutdown levels:

<<

- OML123 production was shutdown and disconnection of the Knock Taggart started at 17:00hrs local time on September 24
- production resumed at 17:15hrs local time on September 29 following installation of the Knock Adoon
- since resumption OML123 production has been steadily ramped up and returned, on October 2, to substantially pre-shutdown levels.

>>

The replacement of the OML123 FPSO was a major marine project that required, as planned and budgeted for by the Corporation, greater than 2 million man-hours. The complexity of the change-out operation itself required up to 16 marine support vessels and 3 onshore support bases coordinating the simultaneous shutdown of all associated production facilities on OML123. The change-out was achieved without any disruption to the Corporation's drilling activities in the area.

The Corporation maintains its 2006 production guidance that its Nigeria properties will produce an annual average of 85 mbbls/day and exit the year at approximately 100 mbbls/day. Addax Petroleum's 2006 oil production to the end of August by license area is summarized below.

<<

Production (mbbls/d)	Year to end August	August	July	H1 2006
OML123, offshore	51.2	51.7	51.2	51.2
OPL90, offshore	28.1	38.7	33.2	25.4

OML124, onshore	3.6	3.9	3.9	3.5
Total	83.0	94.3	88.3	80.1

>>

About the OML123 FPSO:

OML123 is the Corporation's largest producing property and utilises an FPSO to process, store and offload crude oil to ocean-going tankers. The replaced Knock Taggart FPSO was contracted from Fred Olsen and had been stationed on OML123 since 1998. The replacement Knock Adoon FPSO is also contracted from Fred Olsen for up to the next 16 years. The Knock Adoon is a new tanker conversion which was undertaken earlier this year at the Dubai Drydocks Shipyard. The Knock Adoon is designed to store a minimum of 1,700,000 barrels of crude oil compared to storage capacity of 1,000,000 barrels on the replaced Knock Taggart. The Knock Adoon FPSO also offers a processing capacity of 60 mbbls/day of crude oil and a total liquids (oil and water) processing capacity of 140 mbbls/day. Incorporated in this facilities upgrade and expansion is an off-loading buoy terminal to allow more efficient crude oil offloading and to accommodate larger tankers.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: (403) 668-4588, craig.kelly@addaxpetroleum.com; Mr.

Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com;
Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44,
marie-gabrielle.cajoly@addaxpetroleum.com

Addax Petroleum completes the acquisition of the business of Pan-Ocean Energy

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Sept. 7 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") announced today the completion of the previously announced acquisition of substantially all of the assets and operations of Pan-Ocean Energy Corporation Limited ("Pan-Ocean") for cash consideration of CDN $1.605 billion (the "Acquisition").

Mr Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "I am pleased at how quickly and efficiently this Acquisition process was completed and look forward to building on Pan-Ocean's dynamic business in Gabon for the benefit of all our stakeholders. We are delighted to welcome the Pan-Ocean teams into our Addax Petroleum family and are excited at the additional value growth potential that the Acquisition provides for our shareholders. We expect the Acquisition to have an immediate positive impact as it will raise our anticipated 2006 exit production rate to close to 120,000 barrels per day and give us an average production rate of over 130,000 barrels per day in 2007. Moreover the Acquisition improves our reserve life index. We have made the quick and smooth integration of the acquired Pan-Ocean business with our current Addax Petroleum businesses a priority, which will lay the foundations for a new generation independent exploration and production company."

With the successful closing of the Acquisition, holders of Addax Petroleum's 14,750,000 subscription receipts (the "Subscription Receipts") will receive one common share in the share capital of Addax Petroleum ("Common Shares") per Subscription Receipt, without payment of any additional consideration effective today, September 7, 2006. As the Subscription Receipts trade in the 'book-entry' system and no individual certificates are issued, holders of Subscription Receipts are not required to take any action in order to receive the Common Shares to which they are entitled. Holders of Subscription Receipts that convert into Common Shares are entitled to receive a special payment equivalent to the amount of the initial quarterly dividend previously announced by Addax Petroleum of CDN$0.05 per share payable on September 14, 2006.

The proceeds from the offering of Subscription Receipts have been released to Addax Petroleum from escrow and were used along with other funds to pay the purchase price for the Acquisition. With the closing of the Acquisition, trading in the Subscription Receipts will be halted and the Subscription Receipts will remain halted until the close of business today, September 7, 2006, at which time they will be de-listed from the Toronto Stock Exchange.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800

barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006.

Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information:

Mr. Michael Ebsary, Chief Financial Officer
Tel: +41 22 702 94 03
michael.ebsary@addaxpetroleum.com

Ms. Marie-Gabrielle
Cajoly, Press Relations
Tel: +41 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Patrick Spollen, Investor
Relations, Tel: +41 22 702 9547
patrickspollen@addaxpetroleum.com

Mr. Craig Kelly, Investor Relations
Tel: (403) 668-4588
craig.kelly@addaxpetroleum.com

Addax Petroleum closes over-allotment option offering

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Aug. 30 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today closed the previously announced exercise of the over-allotment option by its underwriting syndicate to purchase 1,750,000 subscription receipts at the price of $27.25 per subscription receipt resulting in additional gross proceeds of CDN $47,687,500. Each subscription receipt represents the right to receive one common share in the share capital of Addax Petroleum, without payment of any additional consideration.

The over-allotment option was granted in connection with the recent offering of 13,000,000 subscription receipts. After the exercise of the over-allotment option, Addax Petroleum will have issued 14,750,000 subscription receipts pursuant to the offering for gross proceeds of CDN $401,937,500. The aggregate subscription proceeds, together with interest thereon, will be held in escrow by Computershare Trust Company of Canada and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the acquisition of certain subsidiaries and other assets of Pan-Ocean Energy Corporation Limited (the "Acquisition"), which was announced on July 20, 2006 and is expected to close on or about September 7, 2006. In connection with the completion of the Acquisition, the escrowed funds will be released to Addax Petroleum and the outstanding subscription receipts will be converted into Addax Petroleum common shares.

The common shares of Addax Petroleum trade on the Toronto Stock Exchange under the symbol "AXC". The subscription receipts of Addax Petroleum trade on the Toronto Stock Exchange under the symbol "AXC.R"

The offering was underwritten by a syndicate led by RBC Capital Markets, Merrill Lynch Canada Inc. and Scotia Capital Inc., and included CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum (the "Securities") in the United States.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

Reader Advisory: Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel: +41 22 702 94 03, michael.ebsary@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel: +41 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel: +41 22 702 9547; Mr. Craig Kelly, Investor Relations, Tel: (403) 668-4588, craig.kelly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum announces exercise of over-allotment option

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Aug. 28 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") announces today its underwriting syndicate has elected to exercise the over-allotment option to purchase 1,750,000 subscription receipts at the price of $27.25 per subscription receipt resulting in additional gross proceeds of CDN $47,687,500. Each subscription receipt represents the right to receive one common share in the share capital of Addax Petroleum, without payment of any additional consideration. Closing of the over-allotment option is scheduled to occur on August 30, 2006.

The over-allotment option was granted in connection with the recent offering of 13,000,000 subscription receipts. After the exercise of the over-allotment option, Addax Petroleum will have issued 14,750,000 subscription receipts pursuant to the offering for gross proceeds of CDN $401,937,500. The aggregate subscription proceeds, together with interest thereon, will be held in escrow by Computershare Trust Company of Canada and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completing of the acquisition of certain subsidiaries and other assets of Pan-Ocean Energy Corporation Limited (the "Acquisition"), which was announced on July 20, 2006 and is expected to close on or about September 7, 2006. In connection with the completion of the Acquisition, the escrowed funds will be released to Addax Petroleum and the outstanding subscription receipts will be converted into Addax Petroleum common shares.

The common shares of Addax Petroleum trade on the Toronto Stock Exchange under the symbol "AXC". The subscription receipts of Addax Petroleum trade on the Toronto Stock Exchange under the symbol "AXC.R"

The offering was underwritten by a syndicate led by RBC Capital Markets, Merrill Lynch Canada Inc. and Scotia Capital Inc., and included CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum (the "Securities") in the United States.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities

Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

Reader Advisory: Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events in differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel: +41 22 702 94 03, michael.ebsary@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel: +41 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel: +41 22 702 9547; Mr. Craig Kelly, Investor Relations, Tel: (403) 668-4588, craig.kelly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum closes CDN$354,250,000 public offering

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Aug. 16 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today closed the previously announced offering of 13,000,000 subscription receipts of Addax Petroleum at a price of CDN$27.25 per subscription receipt for aggregate gross proceeds of CDN$354,250,000. Each subscription receipt represents the right to receive one Addax Petroleum common share, without payment of additional consideration upon completion of the acquisition of certain subsidiaries of Pan-Ocean Energy Corporation Limited (the "Acquisition") which was announced on July 20, 2006 and is expected to close on or about September 7, 2006. Addax Petroleum has also granted to the underwriters an over-allotment option in respect of an additional 1,950,000 subscription receipts exercisable at any time not later than 30 days after closing of the offering.

The subscription receipts trade on the Toronto Stock Exchange ("TSX") under the symbol "AXC.R".

The net proceeds of the offering will be used to fund a portion of the Acquisition.

The aggregate subscription proceeds, together with any interest earned thereon, will be held in escrow by Computershare Trust Company of Canada and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. In connection with the completion of the Acquisition, the escrowed funds will be released to Addax Petroleum and the outstanding subscription receipts will be converted into Addax Petroleum common shares.

This offering was underwritten by a syndicate led by RBC Capital Markets, Merrill Lynch Canada Inc. and Scotia Capital Inc., and included CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum, and such securities, (the "Securities") in the United States.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the' largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Reader Advisory: Forward-Looking Statements

This press release may include certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industries (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed Acquisition, the competitive position of the combined company, the benefits of the proposed Acquisition, the expected timing of the completion of the Acquisition, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the sections dealing with risk factors or risks and uncertainties, as the case may be, in Addax Petroleum's and Pan-Ocean Energy's respective Annual Information Forms and sections dealing with risks and uncertainties in Addax Petroleum's and Pan-Ocean Energy's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax Petroleum has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

For further information please visit the Addax Petroleum website at www.addaxpetroleum.com.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel: +41 22 702 94 03, michael.ebsary@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel: +41 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel: +41 22 702 9547; Mr. Craig Kelly, Investor Relations, Tel: (403) 668-4588, craig.kelly@addaxpetroleum.com

ADDAX PETROLEUM - More on this organization **Quotes & Charts**

News Releases (19) Photo Archive Company Earnings AXC (TSX)

Addax Petroleum announces CDN $354,250,000 public offering

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Aug. 10 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today announced that it has entered into an underwriting agreement and filed and obtained a receipt for a final short form prospectus relating to the distribution of 13,000,000 subscription receipts at a price of CDN $27.25 per subscription receipt for aggregate gross proceeds of CDN $354,250,000. Each subscription receipt represents the right to receive one Addax Petroleum common share, without payment of additional consideration. Addax Petroleum has also granted to the underwriters an over-allotment option in respect of an additional 1,950,000 subscription receipts exercisable at any time not later than 30 days after closing of the offering. The closing of the offering is expected to take place on or about August 16, 2006.

The subscription receipts will trade on the Toronto Stock Exchange under the symbol "AXC.R" on a "when issued" basis commencing on August 11, 2006. Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum commented, "We would like to thank our existing and new shareholders for their support through this offering which is another important step in the evolution of Addax Petroleum as a public, high growth exploration and production company. The success of this offering is a resounding endorsement of our strategic vision."

The net proceeds of the offering will be used to fund a portion of the acquisition of certain subsidiaries of Pan-Ocean Energy Corporation Limited (the "Acquisition") which was announced on July 20, 2006 and is expected to close on or about September 7, 2006.

The aggregate subscription proceeds, together with interest thereon, will be held in escrow by Computershare Trust Company of Canada and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. In connection with the completion of the Acquisition, the escrowed funds will be released to Addax Petroleum and the outstanding subscription receipts will be converted into Addax Petroleum common shares.

This offering is being underwritten by a syndicate led by RBC Capital Markets, Merrill Lynch Canada Inc. and Scotia Capital Inc., and includes CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum, and such securities, (the "Securities") in the United States.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 80,000 barrels per day for the first half of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Reader Advisory: Forward-Looking Statements

This press release may include certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited, to, risks associated with the oil and gas industries (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed Acquisition, the competitive position of the combined company, the benefits of the proposed Acquisition, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the sections dealing with risk factors or risks and uncertainties, as the case may be, in Addax Petroleum's and Pan-Ocean Energy's respective Annual Information Forms and sections dealing with risks and uncertainties in Addax Petroleum's and Pan-Ocean Energy's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax Petroleum has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

For further information please visit the Addax Petroleum website at www.addaxpetroleum.com.

For further information:
Mr. Michael Ebsary
Chief Financial Officer,
Tel: +41 22 702 94 03
michael.ebsary@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel: +41 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com;

Mr. Patrick Spollen
Investor Relations
Tel: +41 22 702 9547

Mr. Craig Kelly
Investor Relations
Tel: (403) 668-4588
craig.kelly@addaxpetroleum.com

ADDAX PETROLEUM

ADDAX PETROLEUM FILES PRELIMINARY SHORT FORM PROSPECTUS

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

CALGARY, August 1, 2006 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today announced that it has filed and obtained a receipt for a preliminary short form prospectus relating to the distribution of up to 15,000,000 subscription receipts, each subscription receipt representing the right to receive one Addax Petroleum common share, without payment of additional consideration. Addax Petroleum has also granted to the underwriters an over-allotment option in respect of up to 10% of the subscription receipts purchased exercisable at any time not later than 30 days after closing of this offering.

The net proceeds of the offering will be used to fund a portion of the acquisition of two subsidiaries of Pan-Ocean Energy Corporation Limited (the "Acquisition") which was announced on July 20, 2006 and is expected to close on or about September 7, 2006. The aggregate subscription proceeds, together with interest thereon, will be held in escrow by Computershare Trust Company of Canada and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. In connection with the completion of the Acquisition, the escrowed funds will be released to Addax Petroleum and the outstanding subscription receipts will be converted into Addax Petroleum common shares.

This offering is being underwritten by a syndicate led by RBC Capital Markets, Merrill Lynch Canada Inc. and Scotia Capital Inc.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum, and such securities, (the "Securities") in the United States.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Reader Advisory: Forward-Looking Statements

This press release may include certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited, to, risks associated with the oil and gas industries (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed Acquisition, the competitive position of the combined company, the benefits of the proposed Acquisition, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the sections dealing with risk factors or risks and uncertainties, as the case may be, in Addax Petroleum's and Pan-Ocean Energy's respective Annual Information Forms and sections dealing with risks and uncertainties in Addax Petroleum's and Pan-Ocean Energy's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax Petroleum has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

For further information please visit the Addax Petroleum website at www.addaxpetroleum.com.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel: +41 22 702 94 03, michael.ebsary@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel: +41 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel: (403) 668-4588, craig.kelly@addaxpetroleum.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES SECOND QUARTER 2006 RESULTS

Cash flow from operations increases 120 per cent

Calgary, August 1, 2006 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East, today announced its results for the quarter ended June 30, 2006. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing of Addax Petroleum's Second Quarter Financial Statements and Management's Discussion and Analysis which can be accessed through the Corporation's website at **www.addaxpetroleum.com** and through www.sedar.com.

CEO's Comment

Commenting today, Addax Petroleum's Chief Executive Officer, Jean Claude Gandur, said: "Addax Petroleum has had an excellent second quarter. Our production continues to increase on the back of successful development drilling and our portfolio of growth and exploration opportunities continues to expand with the acquisition of the Okwok block in Nigeria. This year we have increased the number of drilling rigs operating for Addax Petroleum to five giving the Corporation the necessary operational leverage to maximize our business performance".

Selected Financial Highlights

- Petroleum sales before royalties in the second quarter of 2006 amounted to $522.4 million, an increase of 103 per cent over petroleum sales before royalties of $257.8 million in the same quarter in 2005.
- The average crude oil sales price increased 41 per cent to $67.85 per barrel (/bbl) as compared to the average crude oil sales price of $48.23/bbl recorded in the comparable quarter in 2005.
- Net income in the second quarter of 2006 was $57.9 million, an increase of 8 per cent over net income of $53.5 million in the corresponding quarter for the previous fiscal year.
- Earnings Per Share in the second quarter of 2006 was $0.41 per share based on 140.0 million shares, compared to $0.46 per share based on 117.0 million shares for the corresponding period in 2005.
- Cash Flow From Operations was $195.7 million for the second quarter of 2006, an increase of 120 per cent over the comparable quarter in 2005 of $89.1 million.

The following table summaries the selected financial highlights.

Selected financial highlights $ million unless otherwise stated	Quarter ended 30 June 2006	 2005	 Change
Petroleum sales before royalties	522.4	257.8	103%
Average crude oil sales price, $/bbl	67.85	48.23	41%
Net income	57.9	53.5	8%
Cash Flow From Operations	195.7	89.1	120%
Number of shares outstanding, million	140.1	117.0	20%
Earnings per share, $/share	0.41	0.46	(11%)

Selected financial highlights $ million unless otherwise stated	Half Year ended 30 June 2006	 2005	 Change
Petroleum sales before royalties	916.6	454.9	102%
Average crude oil sales price, $/bbl	63.95	46.53	37%
Net income	114.4	82.4	39%
Cash Flow From Operations	370.0	159.0	132%
Number of shares outstanding, million	134.0	117.0	15%
Earnings per share, $/share	0.85	0.70	21%

Operational Highlights

- Average working interest gross oil production in the second quarter of 2006 was 79.9 thousands of barrels per day (mbbls/day) an increase of 28 per cent over second quarter 2005 average working interest production of 62.3 mbbls/day.

- Capital expenditures increased by 230% from $69.4 million in the second quarter of 2005 to $229.2 million in the same period in 2006. The capital expenditures comprised development expenditure of $134.5 million, license acquisition expenditures of $65.1 million and exploration expenditures of $29.6 million.

- Development project highlights in the second quarter include the following in Nigeria:
  - Development work in the Okwori and Nda fields in OPL90 continued in the quarter; one additional well was brought on stream at the end of the second quarter;
  - development work on OML123 continued including ongoing work to replace the current FPSO and fields' development, notably on the North Oron and Oron West fields; two additional production wells were brought on stream in OML123 in the second quarter;
  - extended well test on Adanga North field is ongoing; and
  - drilling commenced on OML124.

- License acquisition and exploration and appraisal highlights in the second quarter include:
  - acquisition of an additional 5% in Block 4 of the JDZ to increase the Corporation's participating interest to 38.33%;
  - license acquisition of 40% of the Okwok property in Nigeria and rig mobilization to commence drilling operations at Okwok; and
  - commencement of appraisal drilling on the Taq Taq field in the Kurdistan Region of Iraq.

- Operating netbacks were up 47% to $49.17/bbl for the second quarter of 2006, as compared to $33.43/bbl in the second quarter of 2005. Unit operating expenses reduced to $6.99/bbl, a decrease of 6 per cent over the second quarter 2005 level of $7.40/bbl.

The following table summarizes selected operational highlights.

Selected operational highlights	Quarter ended 30 June 2006	Quarter ended 30 June 2005	Change
Annual average working interest gross oil production (mbbls/day):			
OML123 (offshore)	51.8	44.8	16%
OML124 (onshore)	3.8	3.5	9%
OPL90 (offshore)	24.3	14.0	74%
Total	**79.9**	**62.3**	**28%**
Prices, expenses and netbacks ($/bbl):			
Average realized price	67.85	48.23	41%
Operating expense	6.99	7.40	(6%)
Operating netback	49.17	33.43	47%

Selected operational highlights	Half Year ended 30 June 2006	Half Year ended 30 June 2005	Change
Annual average working interest gross oil production (mbbls/day):			
OML123 (offshore)	51.1	44.9	14%
OML124 (onshore)	3.5	3.5	0%
OPL90 (offshore)	25.5	7.5	240%
Total	**80.1**	**55.9**	**43%**
Prices, expenses and netbacks ($/bbl):			
Average realized price	63.95	46.53	37%
Operating expense	7.05	6.62	6%
Operating netback	45.51	31.94	42%

Dividend

The Board of Directors of the Corporation has declared an initial quarterly dividend of CDN$0.05 per share. The dividend is payable on September 14, 2006, to shareholders of record on August 24, 2006.

Recent Developments

On July 20, 2006 the Corporation announced it had entered into an arrangement agreement with Pan-Ocean Energy Corporation Limited ("Pan-Ocean Energy") for the acquisition (the "Acquisition") of all the issued and outstanding shares of two of Pan-Ocean Energy's subsidiaries and certain other assets for cash consideration of

CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. These two subsidiaries represent substantially all of Pan-Ocean Energy's operations. The Acquisition is expected to close on or about September 7, 2006.

The Corporation announced earlier today that it has filed and obtained a receipt for a preliminary short form prospectus relating to the distribution of up to 15,000,000 subscription receipts, each subscription receipt representing the right to receive one Addax Petroleum common share, without payment of additional consideration. Addax Petroleum has also granted to the underwriters an over-allotment option in respect of up to 10% of the subscription receipts purchased exercisable at any time not later than 30 days after closing of the offering. The net proceeds of the offering will be used to fund a portion of the Acquisition and will be held in escrow pending completion of the Acquisition.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum Corporation (the "Corporation", and such securities, the "Securities") in the United States or in any other jurisdiction. The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Corporation is being made in the United States.

This press release may include certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited, to, risks associated with the oil and gas industries (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed Acquisition, the competitive position of the combined company, the benefits of the proposed Acquisition, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the sections dealing with risk factors or risks and uncertainties, as the case may be, in Addax Petroleum's and Pan-Ocean Energy's respective Annual Information Forms and sections dealing with risks and uncertainties in Addax Petroleum's and Pan-Ocean Energy's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax Petroleum has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such

statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

The Corporation defines "Cash Flow From Operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +1 (403) 668 4588
craig.kelly@addaxpetroleum.com

First Nda development well commences production and Addax Petroleum's daily oil production exceeds 100,000 bbls/day for the first time

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Aug. 1 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today announced that first production from the approved Nda Field development programme started on July 30. The addition of this Nda Field production has raised Addax Petroleum's gross daily oil production to 102,200 bbls/day, the first time that Addax Petroleum's production has exceeded the 100,000 bbls/day milestone.

Commenting on the development Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, "We are delighted and proud of these two concurrent achievements which underline our commitment to growth through the development of our resources. In the growth cycle of any E&P company, exceeding 100,000 bbls/day marks a coming of age."

The Nda Field lies in OPL90, was discovered by Addax Petroleum in July 2004 and is adjacent to the Okwori field. The field is being developed as a subsea tie-back to the Okwori FPSO on OPL90 following an extended well test. The Corporation received approval for the Nda Field Development Plan in February of this year.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day in the first quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Reader Advisory: Forward-Looking Statements

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Addax Petroleum Corporation (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel. : (403) 668-4588, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum to acquire the business of Pan-Ocean Energy

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, July 20 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum") today announced that it has agreed to acquire two subsidiaries of Pan-Ocean Energy Corporation Limited (TSX: POC.A; POC.B) ("Pan-Ocean Energy") for C$1.605 billion in cash and will assume net debt estimated to be C$30 million. The subsidiaries are: PanAfrican Energy Corporation (Mauritius) Limited ("PanAfrican") which owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and Pan-Ocean Energy UK Ltd. which provides management and operational services to Pan-Ocean Energy and together represent substantially all of the operations of Pan-Ocean Energy.

Commenting on the acquisition, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, "This is an excellent opportunity to acquire an attractive production and reserves portfolio in Gabon which is a perfect complement to Addax Petroleum's existing suite of assets and provides an obvious geographic extension to our strategically focused operations in West Africa."

"These properties offer high quality development opportunities with significant upside potential. Our extensive analysis has revealed the likelihood of substantial near term reserve development which will lead to material production and reserves increases in the near future," said Jim Pearce, Chief Operating Officer of Addax Petroleum.

These Gabonese assets are currently producing in excess of 10,000 bbls/d of medium to light crude oil and Addax Petroleum expects production to reach approximately 18,000 bbls/d by year end upon completion of a transportation pipeline in the second half of 2006. McDaniel & Associates Consultants independently evaluated oil reserves as of December 31, 2005 at 67.5 million proved plus probable barrels and 121.3 million proved plus probable plus possible barrels. The portfolio also includes significant onshore and offshore exploration potential comprising over 716 thousand net acres (approximately 55% offshore).

TRANSACTION HIGHLIGHTS

The acquisition of PanAfrican offers exciting growth opportunities for Addax Petroleum and represents an excellent fit for Addax Petroleum's growth strategy:

Expansion and Diversification in West Africa - Combining these operations will create one of the largest independent E&P companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have over 100,000 bbls/d of production, 264 million proved plus probable reserves and 400 million proved plus probable plus possible barrels of oil in West Africa. Addax Petroleum's 2P reserve life index will increase and Addax Petroleum will have almost 2 million net acres of land in four jurisdictions in West Africa. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon is a very stable country with a history and tradition in oil exploration and production.

Enhanced Production Growth Profile - The near and longer term production growth from PanAfrican's assets enhance Addax Petroleum's existing growth profile and on closing will add over 10,000 bbls/d of medium to light oil production (29 degrees to 36 degrees API) to Addax Petroleum. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects 2007 production to be in excess of 30,000 bbls/d and significant further production growth in 2008 through the development of existing discoveries.

Substantial Reserves Base with Development and Exploration Upside - Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties which could lead to meaningful future reserve additions. Significant proved plus probable reserve growth is expected as PanAfrican's 54 million barrels of possible reserves are developed in the near term. Additionally, Addax Petroleum has identified exciting exploration potential on these properties which currently have relatively sparse seismic coverage but an excellent historical success rate.

Complementary Technical and Operational Expertise - Addax Petroleum expects to retain key Pan-Ocean Energy and PanAfrican personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's Nigeria assets and PanAfrican's Gabon assets, Addax Petroleum and PanAfrican should be able to quickly assess and develop further potential in Gabon.

Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders - Addax Petroleum estimates that this acquisition will generate approximately US$350 million in cash flow for 2007 (assuming a Brent crude oil price of US$60/bbl). The all-cash acquisition is expected to provide cash flow accretion of 30% per share, production per share accretion of 31% and reserves per share accretion of 44% to Addax Petroleum shareholders.

PANAFRICAN OVERVIEW

Wholly owned subsidiaries of PanAfrican own interests in eight licences in Gabon, four onshore and four offshore, of which seven are pursuant to Production Sharing Contracts ("PSCs") and one, Ibelekia, is pursuant to a Technical Evaluation Agreement. Four of the PSCs are in production (Maghena, Panthere NZE, Etame and Remboue) while the fifth PSC (Awoun) is expected to commence production in early 2007. The following table summarises these interests:

<<

Licence	Operator	Net Acres(1)	Interest (1)	Producing Fields	Discoveries
Maghena	PanAfrican	151,324	92.50%	Tsiengui	-
Panthere NZE	PanAfrican	27,671	92.50%	Obangue	Autour, Mokabou, Pomarin
Etame Marin(2)	Vaalco	240,006	31.36%	Etame	Avouma, Ebouri, Tchibala

Remboue	PanAfrican	30,411	92.00%	Remboue	-
Awoun	Shell	110,770	40.00%	-	Koula, Damier
Iris(2)	Sterling Energy	35,887	23.78%	-	-
Themis(2)	Sterling Energy	53,424	23.78%	-	-
Ibekelia(2)	Sterling Energy	66,994	40.00%	-	-
Total		716,487			

>>

(1) After giving effect to the Government of Gabon's back-in rights
(2) Offshore licences

SUMMARY OF THE TRANSACTION

The transaction will be effected as a Scheme of Arrangement under Jersey Law as Pan-Ocean Energy is a Jersey incorporated company. The arrangement is subject to approval by a three quarters majority of holders of Pan-Ocean Energy Class A and Class B Shares, each class voting separately and approval of the Royal Court of Jersey and majority of the minority approval of each class. The officers and directors of Pan-Ocean Energy have entered into a lock-up agreement with Addax Petroleum which provides that, subject to terms and conditions, they will vote all of their Class A and Class B Shares in favour of the transaction. The officers and directors of Pan-Ocean Energy own approximately 99.6% of the outstanding Class A Shares and 1.8% of the outstanding Class B Shares.

An independent committee of the Board of Directors of Pan-Ocean Energy and the Boards of Directors of Pan-Ocean Energy and Addax Petroleum have unanimously approved the transaction, completion of which is conditional on the approval of Pan-Ocean Energy shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions.

The meeting of Pan-Ocean Energy shareholders to approve the transaction is expected to take place as soon as possible in accordance with the court approved timetable. The transaction prohibits any discussion regarding any other business combination or sale of material assets, contains provisions to enable Addax Petroleum to match any competing, unsolicited proposal and, subject to certain conditions, provides for expense reimbursement and a termination fee.

Addax Petroleum will fund the acquisition through a combination of internal cash resources and firm financing commitments from a syndicate of lenders. Subsequent to the acquisition, Addax Petroleum expects its ratio of pro forma debt to 2007 estimated cash flow from operations to be less than 1 times.

Scotia Waterous is acting as exclusive financial advisor and Fasken Martineau DuMoulin LLP is acting as legal advisor to Addax Petroleum.

CONFERENCE CALL

A conference call to discuss the proposed transaction will be held on July 20th, 2006 at 11:00 a.m. Eastern Daylight Time (9:00 a.m. Mountain Daylight Time). To participate, please call:

1 (416) 695-9753 (Global Access)
1 (877) 461-2815 (North America access only)

The conference call will also be recorded and available for review until

gust 20th, 2006 by calling:

1 (416) 695-5275 (Global Access); passcode: 628079
1 (888) 509-0081 (North America access only); passcode: 628079

ABOUT ADDAX PETROLEUM

Addax Petroleum is a Canadian incorporated international oil and gas exploration company with a strategic Africa and Middle East focus. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day in the first quarter of 2006.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

FORWARD-LOOKING STATEMENT

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of serve estimates; the uncertainty of estimates and projections in relation to oduction; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed Transaction, the competitive position of the combined company, the benefits of the proposed transaction, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the section entitled "Risk Factors" in Addax Petroleum's and Pan-Ocean Energy's respective Annual Information Forms and "Risks and Uncertainties" in Addax Petroleum's and Pan-Ocean Energy's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax Petroleum has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax Petroleum does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

For further information please visit the Addax Petroleum or Pan-Ocean Energy websites at www.addaxpetroleum.com and www.panoceanenergy.com.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel: +41 22 702 94 03, michael.ebsary@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel: +41 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel: (403) 668-4588, craig.kelly@addaxpetroleum.com

ADDAX PETROLEUM - More on this organization

News Releases (14) | Photo Archive | Company Earnings

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AXC.(TSX)

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM COMPLETES ACQUISITION OF OKWOK INTEREST

CALGARY, *June 28, 2006* /CNW/ – Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC) announces that it has acquired from Oriental Energy Resources Limited ("Oriental") a 40 per cent participating interest in the Okwok field in licence area OML67 following receipt of all necessary Nigerian government approvals.. Under a Joint Venture Agreement between Oriental and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum will be Technical Adviser for the Okwok Field joint venture.

Commenting on the acquisition Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, "We are delighted to conclude our participation in Okwok and value the opportunity to partner with Oriental. We believe that we are the natural partner for Oriental given the proximity of this opportunity to our infrastructure in OML123. This opportunity fits very well with our strategy of business growth in Nigeria and maximising our infrastructure assets."

In return for obtaining a 40 per cent participating interest in the Okwok field, Addax Petroleum is obligated to pay a farm-in fee and to carry Oriental's appraisal and development costs on the Okwok field until first oil and thereafter be repaid from part of Oriental's entitlement of oil production.

The Okwok field is located south of the OML123 in a water depth of approximately 50 meters. The field was discovered in 1967 and was appraised soon thereafter by a further two wells but was not production tested. In 2001, Mobil contributed the Okwok field to Nigeria's Marginal Field Program which was established by the Nigerian government to encourage more Nigerian company participation in the oil and gas sector. Pursuant to this program, Oriental recently completed a farm-in agreement for the Okwok field with Mobil and the Nigerian National Petroleum Corporation.. Addax Petroleum and Oriental plan to drill up to three appraisal wells in the Okwok Field with the GSF High Island IX drilling rig, commencing in early July, 2006 to confirm the commercial potential of the field. A successful appraisal program by Oriental and Addax Petroleum will be followed by field development operations. First commercial oil production from Okwok could

commence as early as 2008.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day in the first quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward-looking statements.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Mr. Craig Kelly
Investor Relations
Tel. : +1 (403) 668 4588
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Addax Petroleum Launches New Website

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 18 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), today announced the launch of its new website at, http://www.addaxpetroleum.com. The new site is designed to reflect Addax Petroleum's identity as a dynamic, entrepreneurial, growth-oriented international company and to demonstrate the Corporation's commitment to be accountable and transparent to its shareholders and other stakeholders.

The new site features information of special interest to investors and potential investors in the Corporation including detailed descriptions on the Corporation's assets, financial reports and management presentations. Visitors to the site will also find answers to frequently asked questions about the Corporation and its business, the latest news from the Corporation and detailed information on the Corporation's policies, management and governance.

Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum, said on the launch of the new website: "This is another important step in Addax Petroleum's development as a public company. We will use the new website to expand the distribution of information and to provide timely access to current and accurate information about the Corporation and its business. I encourage all our stakeholders to visit the site as it is for Addax Petroleum an additional way to engage in dialogue."

The May 16, 2006 management presentation to analysts is included on the web site.

About Addax Petroleum:

Addax Petroleum is an international oil and gas company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,000 barrels per day in 1998 to an average to date of 80,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This press release contains forward-looking statements. These statements are based on current expectation that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward- looking statements.

Genel and Addax Petroleum Spud Well in Taq Taq Licence

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 15 /CNW/ - Genel Enerji A.S. ("Genel") and Addax Petroleum Corporation ("Addax Petroleum" TSX : AXC) are proud to announce the commencement of drilling activities in their first jointly operated well in the Taq Taq License Area in the Kurdistan Region of Northern Iraq.

Genel has entered into a Production Sharing Agreement (PSA) with the Kurdistan Regional Government on 20th January 2004. This PSA superseded an earlier document dated 17th July 2002 pertaining to the exploration and exploitation of the Taq Taq License Area. Since the handover on 25th February 2003, Genel has assumed operations in the licensed area.

To supplement and support the technical and operational capacity of Genel, a Technical Services Agreement and a farm in agreement were signed by Genel and Addax Petroleum in July 2005. Since then, Genel and Addax Petroleum have conducted a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure. The well now being spudded is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations.

Genel and Addax Petroleum have jointly established the Taq Taq Operating Company (TTOPCO) as a special purpose entity to carry out the petroleum operations in the license area. TTOPCO conducts its operations through Ankara Operation Office and Taq Taq Field Office with the support of parent companies, Genel and Addax Petroleum

This well is the first of a three well drilling program which Genel and Addax have commenced in response to the urgent local energy requirements of the Kurdish region in Northern Iraq, and in fulfillment of a request from the regional authorities to expeditiously satisfy these needs.

Commenting on this event, Mehmet Sepil, Chief Executive Officer of Genel Enerji said: "This is a very important step and achievement for Genel Enerji being a young independent international oil and gas company. We have spent a lot of efforts together with the local authorities for the realization of this project since the beginning. The first objective of the Taq Taq project is to satisfy energy needs of the region and meet its expectations in an efficient and timely manner. We are confident that this project would be a world class and Genel together with Addax will expeditiously develop the field in accordance with the PSA and international standards by putting suitable work and development programs in place".

Commenting on this event, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "This is a significant development milestone for Addax Petroleum. The Taq Taq field has the potential to be a major source of reserve and production growth. The joint drilling programme launched together with Genel will allow our two companies to move forward with the development in a world class oil province."

Genel Enerji A.S. is a Turkish registered company and owned by the Turkish Cukurova Holdings Group. Further information about Genel Enerji is available at www.genel-enerji.com

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. As a Canadian

registered company, Addax Petroleum trades on the Toronto stock exchange under the trading symbol ("AXC"). Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com

This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Addax Petroleum Corporation's securities should not place undue reliance on these forward-looking statements.

Addax Petroleum announces first quarter 2006 results

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Net income increases 96 per cent

CALGARY, May 11 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company focused on Africa and the Middle East, today announced its results for the quarter ended March 31, 2006. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars. Results per share are based on the weighted average number of Addax Petroleum shares outstanding, being 117,000,000 shares in the first quarter of 2005 and 127,850,100 for 2006.

This announcement coincides with the filing of Addax Petroleum's First Quarter Financial Statements and Management's Discussion and Analysis which can be accessed through www.sedar.com.

CEO's Comment

Commenting today, Addax Petroleum's Chief Executive Officer, Jean Claude Gandur, said: "Addax Petroleum's first quarter as a public company has been particularly successful. Our production levels continued to increase on the back of successful development drilling and our portfolio of growth and exploration opportunities was significantly enhanced through the acquisition of prominent positions in three highly prospective blocks in the Nigeria-Sao Tome and Principe Joint Development Zone ("JDZ")".

Selected Financial Highlights

- Petroleum sales before royalties in the first quarter of 2006 amounted to $394.2 million, an increase of 100 per cent over petroleum sales before royalties of $197.1 million in the same quarter in 2005.

- The average crude oil sales price increased 34 per cent to $59.41 per barrel (bbl) as compared to the average crude oil sales price of $44.49/bbl recorded in the comparable quarter in 2005.

- Net income in the first quarter of 2006 was $56.5 million, an increase of 96 per cent over net income of $28.9 million in the corresponding quarter the previous fiscal year.

- Earnings Per Share in the first quarter of 2006 was $0.44 per share.

- Cash Flow From Operations was $174.3 million, an increase of 149 per cent over first quarter 2005 cash flow from operations of $69.9 million.

- During the first quarter of 2006, the Corporation successfully completed its Initial Public Offering ("IPO") and listing on the Toronto Stock Exchange. The Corporation realized net proceeds of $323 million from the IPO.

The following table summaries the selected financial highlights.

<<

Selected financial highlights $ million unless otherwise stated	Quarter ended 31 March 2006	 2005	 Change
Petroleum sales before royalties	394.2	197.1	100%
Average crude oil sales price, $/bbl	59.41	44.49	34%
Net income	56.5	28.9	96%
Earnings per share, $/share	0.44	0.25	76%
Cash Flow From Operations	174.3	69.9	149%
Number of shares outstanding, million	127.9	117.0	9%

Operational Highlights

- Average working interest gross oil production in the first quarter of 2006 was 80.4 thousands of barrels per day (mbbls/day) an increase of 63 per cent over first quarter 2005 average production of 49.3 mbbls/day.

- Capital expenditures increased by 173% from $89.8 million in the first quarter of 2005 to $245.5 million in the same period in 2006. The capital expenditures comprised development expenditure of $148.3 million, licence acquisition expenditures of $66.0 million and exploration expenditures of $31.2 million.

- Development project highlights include:
  - Nigerian Government approval to develop the Nda field. Development work in the Okwori and Nda fields in OPL90 continued in the quarter;
  - development work on OML123 continued including ongoing work to replace the current FPSO and fields development, notably on the Oron fields; three additional production wells were brought on stream in OML123 in the first quarter;
  - extended well test on Adanga North field started and is ongoing; and
  - drilling rig arrived on OML124 and rigged up in readiness to commence onshore work program.

- Licence acquisition and exploration highlights in the first quarter include:
  - acquisition of significant acreage position in Blocks 2, 3 and 4 of the JDZ including operatorship of Block 4;
  - completion of seismic acquisition surveys on OPL225 (offshore, Nigeria), Ngosso (offshore, Cameroon) and TaqTaq (onshore, Kurdistan region of Iraq);
  - drilling of the Adanga North Horst West exploration well on OML123 in Nigeria, which discovered gas but was unsuccessful as an oil exploration well; and
  - mobilization of a drilling rig to appraise the TaqTaq field.

- Operating netbacks were up 37% to $41.24/bbl as compared to $30.16/bbl

in the first quarter of 2005. (Unit operating expenses rose to $7.13/bbl, an increase of 26 per cent over the first quarter 2005 level of $5.66/bbl.

The following table summarizes selected operations information.

Operations results	Quarter ended 31 March 2006	2005	Change
Annual average working interest gross oil production (mbbls/day):			
OML123 (offshore)	50.4	45.0	12%
OML124 (onshore)	3.3	3.5	(5%)
OPL90 (offshore)	26.7	0.8	-
Total	80.4	49.3	63%
Prices, expenses and netbacks ($/bbl):			
Average realized price	59.41	44.49	34%
Operating expense	7.13	5.66	26%
Operating netback	41.24	30.16	37%

About Addax Petroleum

Addax Petroleum is an international oil and gas company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,000 barrels per day in 1998 to an average to date of 80,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to; risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward-looking statements.

The Corporation defines "Cash Flow From Operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax

Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

Analyst Conference Call

Financial analysts are invited to participate in a conference call with management on Friday May 12, 2006 at 9:00 a.m. Eastern time. (Mr. Patrick Spollen moderator). The media and shareholders may participate on a listen only basis. Please dial 1-800-366-7640 to participate in the call. A replay of the call will be available at 416-640-1917 or 1-877-289-8525, passcode 21189255 followed by the number sign until Friday, May 26, 2006.

The company will host a management presentation to financial analysts on May 16, 2006.

>>
>>

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum celebrates sail away of Knock Adoon FPSO

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, April 25 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") (TSX:AXC) announces that its subsidiary Addax Petroleum Development (Nigeria) Limited held a Sail Away Ceremony for the Knock Adoon FPSO (Floating Production, Storage and Offloading vessel) at the Dubai Drydocks Shipyard.

The Knock Adoon FPSO will replace the current Knock Taggart FPSO as Addax Petroleum's new key crude oil production, storage and export facility in its fields in OML123, offshore Nigeria. Designed to store a minimum of 1,700,000 barrels of crude oil, the Knock Adoon FPSO also offers a processing capacity of 60 mbbls/d (sixty thousand barrels per day) of crude oil and a total liquids (oil and water) processing capacity of 140 mbbls/d. Incorporated in this facilities upgrade and expansion is an off-loading buoy terminal to more efficient crude offloading and to accommodate larger tankers.

The contract for the provision of the FPSO was awarded to Fred Olsen Production AS. Upgrade works were carried out in the Dubai Drydocks Shipyard in preparation for vessel mobilisation to Nigeria. The vessel is expected to depart from Dubai in May. Addax Petroleum has the vessel under contract for an initial eight year period with options to extend.

Mrs Mabel Daukoru, wife of the Minister of State of Petroleum, Dr Edmund Daukoru, played the role as Godmother of the vessel.

Commenting on this event Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "This is a fabulous example of how to work together, with the cross-border work performed by the Fred Olsen, Drydocks Shipyard, DPR, NNPC, NAPIMS and Addax Petroleum teams. I sincerely thank them, and in particular Dr Edmund Daukoru for his personal unflinching encouragement and guidance, and salute all the efforts which have led to this wonderful accomplishment." Mr. Gandur added, "The Knock Adoon FPSO is a valuable asset for the company and its shareholders that will help us sustain production in our biggest producing field."

The Knock Adoon FPSO is the third FPSO contracted by Addax Petroleum in Nigeria after the Knock Taggart FPSO, chartered from Fred Olsen Production, in OML123 and the Sendje Berge FPSO, chartered in 2005 from Sendje Berge Ltd in OPL90.

About OML123

OML123 is the Corporation's largest property as measured by reserves and production. It is located offshore approximately 70 km south of the town of Calabar, Nigeria and covers an area of 90,700 acres (367 km2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. In March 2006,

oil production from OML123 was in excess of 50 mbbls/d.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: please contact: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum increases interest in JDZ exploration Block

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, April 13 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") (TSX: AXC) announces that it has increased its participating interest in Block 4 of the Nigeria/Sao Tome and Principe Joint Development Zone ("JDZ") from 33.3 per cent to 38.3 per cent by acquiring the 5 per cent participating interest held by Overt Ventures Ltd ("Overt"). The assignment of Overt's interest to Addax Petroleum has been approved by the Nigeria/Sao Tome and Principe Joint Development Authority ("JDA"). Addax Petroleum is the operator of Block 4.

Commenting on the acquisition Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said, "We believe that the JDZ offers world-class exploration potential. This acquisition follows our strategy of investing in the JDZ as a core exploration area for Addax Petroleum."

In return for obtaining Overt's 5 per cent participating interest in Block 4, Addax Petroleum is obligated to pay:

- US$10 million to Overt as consideration for the interest, and
- US$5 million to the JDA comprised of a US$4.5 million signature bonus associated with the acquisition of the 5 per cent participating interest in Block 4 and an assignment administration fee of US$0.5 million.

Block 4 covers a gross area of 857 square kilometers (211,773 acres) and the water depth ranges from approximately 1,800 to 2,200 meters. Seismic data acquired over Block 4 is presently being analyzed to delineate potential drilling locations.

Nigeria-Sao Tome & Principe JDZ

The JDZ is located approximately 200 kilometres offshore Nigeria and is adjacent to areas where several large petroleum discoveries have been made. The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is administered by the JDA.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 80,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business/Financial Editors:

Results for the year ended 31 December 2005

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 29 /CNW/ - Addax Petroleum announces record levels of production, revenue, operating profitability, cash flow and net income

Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company focused on Africa and the Middle East, today announced results for the year ended 31 December, 2005 for Addax Petroleum N.V. ("APNV"). APNV was acquired by the Corporation to become a wholly owned subsidiary at the time of closing of the Corporation's initial public offering ("IPO") and its listing of the Corporation on the Toronto Stock Exchange on February 16, 2006. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars. Pro forma results per share are based on the current number of Addax Petroleum shares outstanding, being 140,100,100 shares.

This announcement coincides with the filing of Addax Petroleum's Annual Financial Statements and Auditor's Report, Annual Information Form and Management's Discussion and Analysis which can be accessed through www.sedar.com. The Corporation's Annual Information Form includes disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101.

CEO's Comment

Commenting today, Jean-Claude Gandur, CEO, Addax Petroleum Corporation, said: "At Addax Petroleum, 2005 was a year of transformation both operationally and strategically. On the operations front, we not only continued but accelerated our production growth and demonstrated our operational expertise with the successful start-up of the Okwori field, an accomplishment recognized by our industry peers through the World Petroleum Congress technical excellence award. Strategically Addax Petroleum positioned itself to add value for shareholders by adding world class opportunities to its portfolio."

Financial Highlights

Addax Petroleum achieved strong financial results in 2005 through sustained high oil prices and strong operational performance.

- Petroleum sales before royalties up 133% to $1,219.1 million (2004: $524.1 million)
- Average crude oil sales price up 45% to $52.81/bbl (2004: $36.30/bbl)
- Net income up 229% to $206.1 million (2004: $62.6 million)
- Pro forma Earnings Per Share of $1.47 per share
- Cash Flow From Operations up 174% to $468.2 million (2004: $171.0 million)
- Pro forma Cash Flow From Operations of $3.34 per share

The following table summarizes selected financial information.

<<

$ millions	Year ended/ as at 31 December		
Consolidated results	2005	2004	Change
Petroleum sales before royalties	1,219.1	524.1	133%
Net income	206.1	62.6	229%
Cash Flow From Operations	468.2	171.0	174%
Capital expenditure	381.5	314.2	21%
Property, plant & equipment	487.0	497.7	(2%)
Total assets	866.7	616.9	40%
Long-term debt	80.0	65.0	23%
Shareholders' equity	298.4	177.3	68%

- Since year end, Addax Petroleum successfully completed its IPO and listing on the Toronto Stock Exchange in February, which realized net proceeds to the Corporation of $323 million

- In addition to the cash resources sourced from the IPO, the Corporation's current financial strength is enhanced through access to a $300 million long-term syndicated loan facility which, at year-end was $80 million drawn and currently is undrawn

Operational Highlights

During 2005, Addax Petroleum has shown strong growth from continuing operations reflected in production growth, project milestone achievements, and balanced development and exploration investment whilst maintaining operating cost discipline.

- Improved safety record reflected in lost time incident frequency of 0.84 lost time incidents per million man-hours worked (2004: 1.24)

- Annual average working interest gross oil production up 64% to 65.3 mbbls/day (2004: 39.9 mbbls/day)

- Major development project highlights during 2005 include:
  - first oil in March from the Okwori field in OPL90, offshore Nigeria
  - World Petroleum Council technical excellence award for Okwori project
  - six new development wells brought on stream in OML123, offshore Nigeria
  - seven new development wells brought on stream in OPL90, offshore Nigeria
  - development capital expenditures up 31% to $360 million (2004: $274 million)
- Exploration activity offshore Nigeria, Cameroon and Gabon during 2005 includes:
  - one exploration well offshore Nigeria resulting in the Kita North discovery in OML123
  - Seismic data acquisition commenced on OPL225, offshore Nigeria; the survey was completed in January, 2006.

  - Seismic data acquisition commenced on the Ngosso permit, offshore Cameroon; the survey was completed in March, 2006
  - KME-1 well on the Kiarsseny permit, operated by Tullow Oil plc, offshore Gabon spudded. The well was completed in 2006 and was unsuccessful
  - exploration expenditures down 45% to $22 million (2004: $40 million)

- Operating netbacks up 61% to $37.06/bbl (2004: $23.08/bbl) whereas unit operating expenses up to 9% to $6.61/bbl (2004: $6.06/bbl)

- Year end working interest gross reserves, as estimated by Netherland, Sewell & Associates ("NSAI") in accordance with NI 51-101 were 108.6 mmbbls of proved reserves, 196.7 mmbbls of proved plus probable reserves and 278.7 mmbbls of proved plus probable plus possible reserves

- Since year end, Addax Petroleum has successfully appraised the Nda field and received Nigerian government approval for the Nda Field Development Plan

The following table summarizes selected operations information.

Operations results	Year ended/ as at 31 December 2005	2004	Change(1)
Annual average working interest gross oil production (mbbls/day):			
OML123	47.1	36.1	31%
OML124	3.5	3.8	(8%)
OPL90	14.7	n/a	n/a
Total	65.3	39.9	64%
Prices, expenses and netbacks ($/bbl):			
Average realized price	52.81	36.30	45%
Operating expense	6.61	6.06	9%
Operating netback	37.06	23.08	61%
Working interest gross oil reserves (mmbbls):			
Proved	108.8	n/a	n/a
Proved + Probable	196.9	n/a	n/a
Proved + Probable + Possible	278.9	n/a	n/a

1. As at 31 December, 2004 the Corporation was not required to report its reserves in accordance with National Instrument 51-101.

New Ventures

Addax Petroleum has an active and aggressive New Ventures program to add high quality acreage and reserves. During 2005, significant progress was made to advance several New Venture opportunities, a number of which have subsequently been formally awarded to the Corporation.

- During 2005, in the Nigeria-Sao Tome & Principe Joint Development Zone ("JDZ"), Addax Petroleum entered into a participation agreement with

ERHC Energy, Inc. ("ERHC") to acquire an interest in Block 4 of the JDZ. Since year end, Addax Petroleum has been awarded interests in JDZ Blocks 2, 3 and 4 and operatorship of Block 4. A summary of the Corporation's holdings in this highly prospective region as of 28 March, 2006 is as follows:

Block	Net Acres acres	Addax Petroleum's Partic-ipating Interest	Payments by Addax Petroleum as Signature Bonuses to JDZ $ million	Payments by Addax Petroleum as acquis-ition payments to ERHC $ million	ERHC interest carried by Addax Petroleum	Minimum Work Program to be funded by Addax Petroleum(1) $ million
2	24,504	14.33%	8.3	6.8	7.33%	6.1
3	24,686	15.00%	2.0	7.5	10.00%	7.5
4	70,519	33.30%	23.4	18.0	17.70%	27.0
Total	119,709		33.7	32.3		40.6

1. Includes the carry of ERHC's interest

- During 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40% interest in the Okwok property, located 12km southwest of OML123. Addax Petroleum's position in this opportunity remains subject to the completion of a farm-in agreement and government approval, anticipated during 2006.

- Also during 2005 Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for an interest of 30% in a production sharing contract to govern the Taq Taq field in the Kurdistan Region of Iraq. Addax Petroleum's formal position in the opportunity is subject to approval by the relevant authorities. In the meantime, Addax Petroleum has completed 2D seismic acquisition and is preparing an appraisal drilling work program in anticipation of the relevant approvals.

- In addition to the opportunities highlighted above, the Corporation has additional potential opportunities at various stages of investigation in its core areas of Africa and the Middle East.

Corporate Social Responsibility

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects and avoid unplanned disruptions in production. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90% of Addax Petroleum's employees in Nigeria

Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

2006 Outlook

Looking forward, 2006 is anticipated to be a strong year for Addax Petroleum in terms of production, development and exploration activity and capital investment. From continuing operations, the Corporation anticipates 2006 working interest gross oil production to average 85.0 mbbls/day, an increase of approximately 30% over 2005 production. The majority of the increase in oil production is expected from OPL90 where the Nda field development is taking place. This production increase is expected from currently planned projects on the Nigerian properties where 2006 development and infrastructure investment is forecast to be approximately $700 million, an increase of some 95% over 2005.

In addition, Addax Petroleum forecasts to invest approximately $300 million in exploration and appraisal activity including the announced acquisition of additional acreage. This investment includes:

- exploration expenditure on all existing Nigeria, Cameroon and Gabon blocks
- acquisition payment and appraisal drilling at Okwok, close to OML123
- signature bonuses, acquisition fees and exploration work on the JDZ blocks
- appraisal activity on the Taq Taq field in the Kurdistan region of Iraq

Addax Petroleum's 2006 growth program is well resourced financially and operationally. In Nigeria, the Corporation currently has three drilling rigs on location, one in each of OML123, OML124 and OPL90 properties with a second drilling rig due on site in OML123 during the second half of 2006. In addition, drilling is scheduled to start at Taq Taq during the second quarter using an acquired land rig dedicated for this purpose.

This press release contains forward-looking statements. These statements are based on current expectation that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward-looking statements.

>>

further information: please contact: Mr. Michael Ebsary, Chief

nancial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM - More on this organization

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Attention Business Editors:

Addax Petroleum achieves record daily production of over 85,000bbls

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 16 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces that it has today achieved a company record daily production of 85,416 bbls from its Nigerian producing assets. This is the first time daily production has exceeded 85,000bbls.

In commenting on this achievement Jean Claude Gandur, Chief Executive Officer of Addax Petroleum said, "We are delighted that Addax Petroleum has achieved another production milestone. Reaching this level of production is a testament to the operational skill, professionalism and commitment of the Addax Petroleum organisation."

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney,

Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

---

ADDAX PETROLEUM - More on this organization

News Releases (6) Photo Archive

Attention Business Editors:

Addax Petroleum acquires equity position in highly prospective exploration Block

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 16 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces that it has together with its co-venturers signed a Production Sharing Contract ("PSC") with the Nigeria/Sao Tome Joint Development Authority ("JDA") relating to Block 2 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") and that it is now entitled to a 14.33 per cent participation interest in Block 2 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") pursuant to a participation agreement with ERHC Energy Incorporated ("ERHC") entered into on 2nd March 2006. Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec is the designated Operator.

Block 2 - Addax Petroleum: 14.33 per cent

Addax Petroleum's Block 2 entitlement is pursuant to:

- Block 2 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$8.28 million and its share of a minimum committed work program of one (1) exploration well or a minimum expenditure of US$28 million, and
- a Participation Agreement with ERHC entered into on 2nd March 2005 under which Addax Petroleum became entitled to a 14.33 per cent participating interest for an obligation to pay US$6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in Block 2.

The JDZ is located approximately 180 kilometres offshore Nigeria and is adjacent to areas where several large petroleum discoveries have been made. The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is administered by the JDA.

Block 2 covers a gross area of 692 square kilometres (170,993 acres). The water depth in Block 2 ranges from approximately 1,300 to 1,900 meters. Seismic data acquired over Block 2 is presently being analyzed to delineate potential drilling locations.

In commenting on the signing of the PSC Jean Claude Gandur, Chief Executive Officer of Addax Petroleum said, "With the completion of the acquisition of a equity position in a third JDZ Block, Addax Petroleum has achieved its goal of establishing a significant position in this highly prospective exploration area. We believe these acquisitions offer exciting opportunities to the Company and its shareholders".

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 78,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements.

For further information: please contact: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum acquires interests in highly prospective JDZ exploration Blocks

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 15 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces that it has together with its co-venturers signed a Production Sharing Contract ("PSC") with the Nigeria/Sao Tome Joint Development Authority ("JDA") relating to Block 4 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") and is now entitled to a 33.3 per cent participating interest pursuant to a Participation Agreement with ERHC Energy Incorporated ("ERHC") relating to Block 4. Addax Petroleum will be the operator of this Block. Addax Petroleum has also signed today a further PSC with the JDA relating to Block 3 of the JDZ and is now entitled to a 15% participating interest under the Joint Operating Agreement ("JOA") relating to this Block where a subsidiary of Anadarko Petroleum Corporation is the operator.

In commenting on the signing of the PSCs Jean Claude Gandur, Chief Executive Officer of Addax Petroleum said, "I am delighted that Addax Petroleum has achieved prominent equity positions and operatorship in this highly prospective exploration area. We are excited about the potential these assets offer our company and its shareholders."

Block 4 - Addax Petroleum: 33.3 per cent and Operator

Addax Petroleum's Block 4 entitlement is pursuant to:

- Block 4 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$23.4 million and its share of a minimum committed work program of three exploration wells or a minimum expenditure of US$53 million, and
- a Participation Agreement with ERHC entered into in November 2005 under which Addax Petroleum became entitled to a 33.3 per cent participating interest for an obligation to pay US$18 million and a commitment to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4.

Block 4 covers a gross area of 857 square kilometers (211,773 acres) and the water depth ranges from approximately 1,800 to 2,200 meters. Seismic data acquired over Block 4 is presently being analyzed to delineate potential drilling locations.

Block 3 - Addax Petroleum: 15 per cent

Addax Petroleum's Block 3 entitlement is pursuant to:

- Block 3 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$2 million and its share of a minimum committed work program of one exploration well or a minimum expenditure of US$30 million, and
- a Participation Agreement with ERHC entered into in February 2006 under which Addax Petroleum acquired the 15 per cent participating interest for an obligation to pay US$7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in Block 3.

Block 3 covers a gross area of 666 square kilometers (164,569 acres) and the water depth ranges from approximately 1,700 to 2,100 meters. Seismic data acquired over Block 3 is presently being analyzed to delineate potential drilling locations.

Nigeria-Sao Tome & Principe JDZ

The JDZ is located approximately 200 kilometres offshore Nigeria and is adjacent to areas where several large petroleum discoveries have been made. The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is administered by the JDA.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 78,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially

from those expressed or implied by the forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Addax Petroleum Announces Exercise of Over-Allotment Option

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Feb. 23 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces today that it has received notice from its underwriting syndicate that they have elected to exercise the over-allotment option to purchase 2,100,000 common shares at a price of $19.50 per common share resulting in additional gross proceeds of $40,950,000. Closing of the over-allotment option is scheduled to occur on February 24, 2006. The over-allotment option was granted in connection with the recent offering of 21,000,000 common shares. After the exercise of the over-allotment option, Addax Petroleum will have issued 23,100,000 common shares pursuant to the offering for gross proceeds of $450,450,000. The common shares trade on the Toronto Stock Exchange under the symbol "AXC".

The underwriting syndicate for the offering was led by RBC Capital Markets and Merrill Lynch Canada Inc. as joint bookrunners, was co-led by Scotia Capital Inc., and included CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Mac Penney, Investor Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44,

marie-gabrielle.cajoly@addaxpetroleum.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

Addax Petroleum Announces Filing of Final Prospectus for C$409.5 million Initial Public Offering

Calgary, Alberta, February 8, 2006 – Addax Petroleum Corporation ("Addax Petroleum") announces today that it has filed a final prospectus with the securities regulatory authorities in all provinces of Canada with respect to the sale of its common shares.

The C$409.5 million initial public offering by Addax Petroleum is comprised of 21,000,000 common shares priced at $19.50 per share. The common shares will trade on the Toronto Stock Exchange under the symbol "AXC" on a "when issued" basis on February 9, 2006. Regular trading of common shares will begin after the closing of the offering, which is expected to occur on or about February 15, 2006. The final prospectus will be available for viewing on SEDAR at www.sedar.com. Printed copies of the final prospectus will be available from the underwriters of the offering.

Addax Petroleum has granted to the underwriters an option to purchase up to an additional 2,100,000 common shares at the offering price for a period expiring 30 days following the closing to cover over-allotments, if any, and for market stabilization purposes.

The underwriting syndicate for the offering is led by RBC Capital Markets and Merrill Lynch Canada Inc. as joint bookrunners, is co-led by Scotia Capital Inc., and includes CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005.

For additional information, please contact:

Mr. Mac Penney
Investor Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly @addaxpetroleum.com

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties described in the Prospectus that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

Addax Petroleum Corporation files preliminary prospectus for initial public offering

Wednesday, December 7, 2005

CALGARY, Addax Petroleum Corporation announced today that it has filed a preliminary prospectus with securities regulatory authorities in all provinces of Canada with respect to an initial public offering of its common shares in Canada. Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria, producing an average of approximately 74,450 barrels of oil per day for October 2005. Concurrent with the filing of its preliminary prospectus, Addax Petroleum has applied to have its common shares listed on the Toronto Stock Exchange. The lead underwriters of the proposed offering are RBC Capital Markets and Merrill Lynch Canada Inc.

For further information contact:

Mr. Michael Ebsary
Chief Financial Officer
Addax Petroleum Corporation
Telephone: 41-22-702-9400
Email: michael.ebsary@aogltd.com

Ms. Marie-Gabrielle Cajoly
Communications and PR Manager
Addax Petroleum Corporation
Telephone: 41-22-702-9400
Email: marie-gabrielle.cajoly@aogltd.com

THE TORONTO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

ADDAX PETROLEUM CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**")
16, avenue Eugene-Pittard
1206, Geneva, Switzerland

ITEM 2 Date of Material Change:

March 16, 2006.

ITEM 3 News Release:

The attached news release was issued by the Corporation on March 16, 2006 through the services of Canada NewsWire (the "**News Release**").

ITEM 4 Summary of Material Change:

The Corporation announced that it has together with its co-venturers signed a production sharing contract ("**PSC**") with the Nigeria/Sao Tome Joint Development Authority ("**JDA**") relating to Block 2 of the Nigeria/Sao Tome Joint Development Zone ("**JDZ**") and that it is now entitled to a 14.33 per cent participation interest in Block 2 pursuant to a participation agreement with ERHC Energy Incorporated entered into on March 2, 2006.

Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec is the designated operator.

ITEM 5 Full Description of Material Change:

Please see the attached News Release for a full description of the material change.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

None.

ITEM 8 Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Mr. Michael Ebsary – Chief Financial Officer of the Corporation
Telephone: (+41 22) 702 9400

ITEM 9 Date of Report:

March 16, 2006

Attention Business Editors:

Addax Petroleum acquires equity position in highly prospective exploration Block

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 16 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces that it has together with its co-venturers signed a Production Sharing Contract ("PSC") with the Nigeria/Sao Tome Joint Development Authority ("JDA") relating to Block 2 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") and that it is now entitled to a 14.33 per cent participation interest in Block 2 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") pursuant to a participation agreement with ERHC Energy Incorporated ("ERHC") entered into on 2nd March 2006. Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec is the designated Operator.

Block 2 - Addax Petroleum: 14.33 per cent

Addax Petroleum's Block 2 entitlement is pursuant to:

- Block 2 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$8.28 million and its share of a minimum committed work program of one (1) exploration well or a minimum expenditure of US$28 million, and
- a Participation Agreement with ERHC entered into on 2nd March 2005 under which Addax Petroleum became entitled to a 14.33 per cent participating interest for an obligation to pay US$6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in Block 2.

The JDZ is located approximately 180 kilometres offshore Nigeria and is adjacent to areas where several large petroleum discoveries have been made. The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is administered by the JDA.

Block 2 covers a gross area of 692 square kilometres (170,993 acres). The water depth in Block 2 ranges from approximately 1,300 to 1,900 meters. Seismic data acquired over Block 2 is presently being analyzed to delineate potential drilling locations.

In commenting on the signing of the PSC Jean Claude Gandur, Chief Executive Officer of Addax Petroleum said, "With the completion of the acquisition of a equity position in a third JDZ Block, Addax Petroleum has achieved its goal of establishing a significant position in this highly prospective exploration area. We believe these acquisitions offer exciting opportunities to the Company and its shareholders".

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is

the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 78,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements.

For further information: please contact: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

RECEIVED

2007 JAN 18 A 10:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADDAX PETROLEUM CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**")
16, avenue Eugene-Pittard
1206, Geneva, Switzerland

ITEM 2 Date of Material Change:

March 15, 2006.

ITEM 3 News Release:

The attached news release was issued by the Corporation on March 15, 2006 through the services of Canada NewsWire (the "**News Release**").

ITEM 4 Summary of Material Change:

The Corporation announced that it has together with its co-venturers signed a production sharing contract ("**PSC**") with the Nigeria/Sao Tome Joint Development Authority ("**JDA**") relating to Block 4 of the Nigeria/Sao Tome Joint Development Zone ("**JDZ**") and is now entitled to a 33.3 per cent participating interest pursuant to a participation agreement with ERHC Energy Incorporated relating to Block 4. Addax Petroleum will be the operator of this Block.

Addax Petroleum also signed a further PSC with the JDA relating to Block 3 of the JDZ and is now entitled to a 15% participating interest under a joint operating agreement relating to this Block where a subsidiary of Anadarko Petroleum Corporation is the operator.

ITEM 5 Full Description of Material Change:

Please see the attached News Release for a full description of the material change.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

None.

ITEM 8 Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Mr. Michael Ebsary – Chief Financial Officer of the Corporation
Telephone: (+41 22) 702 9400

ITEM 9 Date of Report:

March 16, 2006

Attention Business Editors:

Addax Petroleum acquires interests in highly prospective JDZ exploration Blocks

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 15 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") announces that it has together with its co-venturers signed a Production Sharing Contract ("PSC") with the Nigeria/Sao Tome Joint Development Authority ("JDA") relating to Block 4 of the Nigeria/Sao Tome Joint Development Zone ("JDZ") and is now entitled to a 33.3 per cent participating interest pursuant to a Participation Agreement with ERHC Energy Incorporated ("ERHC") relating to Block 4. Addax Petroleum will be the operator of this Block. Addax Petroleum has also signed today a further PSC with the JDA relating to Block 3 of the JDZ and is now entitled to a 15% participating interest under the Joint Operating Agreement ("JOA") relating to this Block where a subsidiary of Anadarko Petroleum Corporation is the operator.

In commenting on the signing of the PSCs Jean Claude Gandur, Chief Executive Officer of Addax Petroleum said, "I am delighted that Addax Petroleum has achieved prominent equity positions and operatorship in this highly prospective exploration area. We are excited about the potential these assets offer our company and its shareholders."

Block 4 - Addax Petroleum: 33.3 per cent and Operator

Addax Petroleum's Block 4 entitlement is pursuant to:

- Block 4 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$23.4 million and its share of a minimum committed work program of three exploration wells or a minimum expenditure of US$53 million, and
- a Participation Agreement with ERHC entered into in November 2005 under which Addax Petroleum became entitled to a 33.3 per cent participating interest for an obligation to pay US$18 million and a commitment to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4.

Block 4 covers a gross area of 857 square kilometers (211,773 acres) and the water depth ranges from approximately 1,800 to 2,200 meters. Seismic data acquired over Block 4 is presently being analyzed to delineate potential drilling locations.

Block 3 - Addax Petroleum: 15 per cent

Addax Petroleum's Block 3 entitlement is pursuant to:

- Block 3 PSC signed today with the JDA under which Addax Petroleum is obligated to pay a signature bonus of US$2 million and its share of a minimum committed work program of one exploration well or a minimum expenditure of US$30 million, and
- a Participation Agreement with ERHC entered into in February 2006

under which Addax Petroleum acquired the 15 per cent participating interest for an obligation to pay US$7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in Block 3.

Block 3 covers a gross area of 666 square kilometers (164,569 acres) and the water depth ranges from approximately 1,700 to 2,100 meters. Seismic data acquired over Block 3 is presently being analyzed to delineate potential drilling locations.

Nigeria-Sao Tome & Principe JDZ

The JDZ is located approximately 200 kilometres offshore Nigeria and is adjacent to areas where several large petroleum discoveries have been made. The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is administered by the JDA.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. Addax Petroleum is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average to date of approximately 78,000 barrels per day in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, common shares of Addax Petroleum to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for release, publication or distribution in or into the United States, Australia or Japan.

The offer and sale of the common shares has not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and such shares may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of common shares of Addax Petroleum is being made in the United States.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM - More on this organization

News Releases (6) Photo Archive

ADDAX PETROLEUM CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Reporting Issuer:

Addax Petroleum Corporation ("**Addax**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva, Switzerland

Registered Office Address:
3400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

ITEM 2 Date of Material Change:

July 20, 2006

ITEM 3 News Release:

A news release was issued by the Corporation on July 20, 2006 through CNW Group. The news release was also filed on SEDAR.

ITEM 4 Summary of Material Change:

Addax has agreed to acquire, either directly or through a subsidiary, two subsidiaries of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean**") for CDN$1.605 billion in cash and will assume net debt estimated to be approximately CDN$30 million. The subsidiaries are: PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**"), which owns and operates Pan-Ocean's oil exploration, production and marketing business in Gabon, West Africa and Pan-Ocean Energy U.K. Ltd., ("**PanOcean UK**") which provides management and operational services to Pan-Ocean. PanAfrican and PanOcean UK represent substantially all of the operations of Pan-Ocean.

ITEM 5 Full Description of Material Change:

Pursuant to an arrangement agreement between Pan-Ocean and Addax dated July 20, 2006 (the "**Arrangement Agreement**"), Pan-Ocean will sell, directly or indirectly, all of the shares of its wholly owned subsidiaries, PanAfrican and PanOcean UK, which, together, own all of the consolidated operating assets of and account for all of the consolidated operating revenues of Pan-Ocean, as well as certain ancillary assets of Pan-Ocean, to Addax for CDN$1.605 billion in cash and the assumption by Addax of net debt estimated to be approximately CDN$30 million. Net proceeds, after payment of transaction related costs and a reserve for contingencies, will be used by Pan-Ocean for the purchase and cancellation of all class B subordinate voting shares

of Pan-Ocean ("**Class B Shares**") at a price anticipated to be not less than CDN$58.50 per share and all Class A multiple voting shares of Pan-Ocean ("**Class A Shares**") at a price anticipated to be not less than CDN$65.80 per share.

The transaction will be effected as a Scheme of Arrangement under Jersey Law as Pan-Ocean is a Jersey incorporated company. The arrangement is subject to approval by a three quarters majority of holders of Pan-Ocean Class A and Class B Shares, each class voting separately, approval of the Royal Court of Jersey and majority of the minority approval of each class.

The officers and directors of Pan-Ocean agreed to enter into lock-up agreements with Addax that provide, subject to certain terms and conditions, that they will vote all of their Class A Shares and Class B Shares in favour of the transaction. The officers and directors of Pan-Ocean own approximately 99.6% of the outstanding Class A Shares and 1.7% of the outstanding Class B Shares.

The Arrangement Agreement provides that Pan-Ocean will pay Addax a non-completion fee of CDN$45 million in certain circumstances. The Arrangement Agreement also includes customary non-solicitation covenants, allows Pan-Ocean to respond to superior proposals and provides Addax with the right to match superior proposals. Pan-Ocean has agreed to reimburse up to CDN$5 million of Addax's expenses in certain circumstances.

Addax will, after completion of the Scheme of Arrangement, own all of the consolidated operating assets which generate all of the consolidated operating revenues of Pan-Ocean through its ownership of PanAfrican and PanOcean UK.

Addax will fund the acquisition through a combination of internal cash resources and firm financing commitments from a syndicate of lenders.

The intended closing date is expected to be on or about September 7, 2006 with an outside date of October 31, 2006 (or such later date as may be agreed by Addax and Pan-Ocean).

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Mr. David Codd
Chief Legal Officer and Corporate Secretary
(+41 22) 702 9525

ITEM 9 Date of Report:

July 28, 2006.

Reader Advisory: Forward-Looking Statements

This material change report includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), synergies and financial impact of the proposed transaction, the benefits of the proposed transaction, the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed in the sections dealing with risk factors or risks and uncertainties, as the case may be, in Addax's and Pan-Ocean's respective Annual Information Forms and sections dealing with risks and uncertainties in Addax Petroleum's and Pan-Ocean's respective Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Addax has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Addax does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

ADDAX PETROLEUM CORPORATION

Form 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 - Identity of the Company

1.1 Name and Address of the Company

Addax Petroleum Corporation ("**Addax**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva
Switzerland

Registered Office Address:
3400 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, AB T2P 3N9

1.2 Executive Officer

For further information about the Acquisition (as defined below) and this Report, please contact the following officer of Addax:

Mr. David Codd, Chief Legal Officer and Corporate Secretary
+41 (0) 22 702 94 00

Item 2 - Details of Acquisition

2.1 Nature of Business Acquired

On September 7, 2006, the Corporation completed the acquisition of all of the issued and outstanding shares of two subsidiaries of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean Energy**") and certain other assets of Pan-Ocean Energy, which together represent substantially all of the assets and operations of Pan-Ocean Energy (the "**Acquisition**").

The Pan-Ocean Energy subsidiaries acquired by the Corporation are PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") and Pan-Ocean U.K. Ltd. ("**Pan-Ocean UK**"). PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management services to PanAfrican.

2.2 Date of Acquisition

September 7, 2006.

2.3 Consideration

The cash consideration for the Acquisition was CDN$1.605 billion. Specific information concerning the financing of the Acquisition is set forth in the section of the Corporation's Supplemented Short Form PREP Prospectus dated August 10, 2006 entitled "Financing of the Acquisition", which is incorporated herein by reference.

2.4 Effect on Financial Position

Not applicable.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

November 21, 2006.

Item 3 - Financial Statements

The requisite financial statements are attached hereto.

KPMG LLP have not given their consent for the inclusion in this Report of their report dated August 8, 2006 on the consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at and for the years ended December 31, 2005 and 2004.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of **Addax Petroleum Corporation**:

We have read the accompanying unaudited pro forma consolidated statements of operations of Addax Petroleum Corporation (the "Corporation") for the nine months ended September 30, 2006 and the year ended December 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "APC" to the unaudited consolidated financial statements of the Corporation and for the nine months ended September 30, 2006, and the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PanAfrican" to the unaudited consolidated financial statements and accounting records of PanAfrican Energy Corporation (Mauritius) Limited ("PanAfrican") for the period from January 1, 2006 to September 6, 2006, and the audited consolidated financial statements of PanAfrican for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "PanAfrican" for the nine months ended September 30, 2006, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
November 21, 2006

(signed) "Deloitte & Touche LLP"
Chartered Accountants

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Nine months ended September 30, 2006
(US $000's)
(unaudited)

	APC	PanAfrican [1]	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,500,490	164,038	-	1,664,528
Royalties	(278,314)	(31,392)	-	(309,706)
Net sales	1,222,176	132,646	-	1,354,822
Other income	8,761	367	-	9,128
Total net revenue	**1,230,937**	**133,013**	-	**1,363,950**
EXPENSES				
Operating	157,472	29,207	-	186,679
General and administrative	14,408	7,300	-	21,708
Pre-acquisition expense	20,652	-	-	20,652
Share based compensation	19,541	-	-	19,541
Interest on long-term debt	6,791	-	40,498	47,289
Other interest and finance charges	570	(199)	-	371
Depletion, depreciation and accretion	209,262	24,582	51,870	285,714
PanAfrican acquisition costs	1,534	-	-	1,534
Foreign exchange loss (gain)	(2,150)	1,288	-	(862)
Total expenses	**428,080**	**62,178**	**92,368**	**582,626**
Income before provision for income taxes	**802,857**	**70,835**	**(92,368)**	**781,324**
Provision for income taxes				
Current	(422,865)	(23,907)	-	(446,772)
Future	(190,341)	(8,698)	18,154	(180,885)
	(613,206)	(32,605)	18,154	(627,657)
Net income	**189,651**	**38,230**	**(74,214)**	**153,667**

Earnings per share basic (note 3) $0.99

[1] Period from January 1, 2006 to September 6, 2006

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,219,128	177,571	-	1,396,699
Royalties	(211,005)	(38,367)	-	(249,372)
Net sales	1,008,123	139,204	-	1,147,327
Other income	5,032	208	-	5,240
Total net revenue	**1,013,155**	**139,412**	-	**1,152,567**
EXPENSES				
Operating	152,704	34,445	-	187,149
General and administrative	16,495	4,763	-	21,258
Pre-acquisition expense	16,336	-	-	16,336
Interest on long-term debt	3,638	-	60,095	63,733
Other interest and finance charges	1,279	-	-	1,279
Depletion, depreciation and accretion	170,298	21,140	83,770	275,208
Impairment of property, plant and equipment	3,162	-	-	3,162
Foreign exchange loss (gain)	204	(697)	-	(493)
Total expenses	**364,116**	**59,651**	**143,865**	**567,632**
Income before provision for income taxes	**649,039**	**79,761**	**(143,865)**	**584,935**
Provision for income taxes				
Current	(349,057)	(29,151)	-	(378,208)
Future	(93,912)	(5,094)	29,319	(69,687)
	(442,969)	(34,245)	29,319	(447,895)
Net income	**206,070**	**45,516**	**(114,546)**	**137,040**

Earnings per share basic (note 3) $0.88

ADDAX PETROLEUM CORPORATION
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2005 and September 30, 2006
(unaudited)

1. Basis of presentation

The unaudited pro forma consolidated statements of operations for the period ended September 30, 2006 and the year ended December 31, 2005 (collectively, the "**pro forma financial statements**") of Addax Petroleum Corporation ("**Addax Petroleum**" or "**APC**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a business acquisition report relating to the acquisition of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") by Addax Petroleum on September 7, 2006.

The pro forma financial statements have been prepared from and should be read in conjunction with the:

- Audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005;
- Unaudited consolidated financial statements of Addax Petroleum as at and for the nine months ended September 30, 2006; and
- Audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the preparation of Addax Petroleum N.V.'s audited consolidated financial statements as at and for the year ended December 31, 2005. As a result of the acquisition of Addax Petroleum N.V. by Addax Petroleum on February 16, 2006, the historical financial statements of Addax Petroleum are those of Addax Petroleum N.V.

Other information which was available at the time of preparation of the pro forma financial statements has also been considered. In the opinion of management, these pro forma financial statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the pro forma financial statements are not necessarily indicative of the results of operations expected in future periods.

2. Pro forma adjustments

The pro forma financial statements give effect to the following transactions as if they had occurred on January 1, 2005:

2.1 Issuance of 14,750,000 common shares of the Corporation on conversion of 14,750,000 subscription receipts for net proceeds of $357.4 million.

2.2 Assumption of increase in debt to $850,000,000.

2.3 Acquisition of all the outstanding shares of PanAfrican for $1.44 billion plus transaction costs financed from the proceeds discussed in 2.1 and 2.2 above as well as available cash in Addax Petroleum.

2.4 Depletion and future income taxes are adjusted for the fair value increase of property, plant and equipment in PanAfrican as a result of the acquisition described in 2.3 above.

The purchase price allocation is as follows ($000's):

Current assets	$ 97,066
Goodwill	767,598
Property plant and equipment	969,980
Current liabilities	(23,725)
Asset retirement obligation	(19,532)
Future income taxes	(274,547)
	$1,516,840

2.5 Interest expense is adjusted for the increase in debt described in 2.2 above.

3. Earnings per share

Pro forma earnings per share for the nine months ended September 30, 2006 and year ended December 31, 2005 have been calculated using 154,850,100 common shares outstanding.

APPENDIX "B"
AUDITED ANNUAL FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated income statements, changes in shareholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
August 8, 2006

Consolidated Income Statements

(US$000)	Note	Year ended 31 December 2005	Year ended 31 December 2004
REVENUES			
Gross revenue		**177,571**	113,452
Royalties and burdens		**(38,367)**	(20,908)
Other income		**208**	96
Net revenues	**4**	**139,412**	92,640
EXPENSES			
Operating		**(24,574)**	(19,723)
Production sharing		**(3,507)**	(2,245)
Transportation and selling		**(6,364)**	(5,666)
General and administrative		**(4,763)**	(5,230)
Foreign exchange gain (loss)		**697**	(403)
Depletion, depreciation and accretion		**(21,140)**	(17,509)
PROFIT BEFORE INCOME TAXES		**79,761**	41,864
INCOME TAXES	**5**		
Current		**(29,151)**	(11,950)
Deferred		**(5,094)**	(5,034)
		(34,245)	(16,984)
PROFIT FOR THE YEAR		**45,516**	24,880

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(US$000)	Note	As at 31 December 2005	As at 31 December 2004
ASSETS			
Current assets			
Cash and cash equivalents		**25,773**	15,553
Trade and other receivables		**14,948**	28,986
Inventories	6	**6,905**	2,981
		47,626	47,520
Non current assets			
Petroleum and natural gas properties	7	**186,382**	103,402
		234,008	150,922
LIABILITIES			
Current liabilities			
Trade and other payables		**43,185**	24,247
Non current liabilities			
Deferred taxation	5	**10,128**	5,034
Provision for abandonment	8	**18,684**	5,146
SHAREHOLDERS' EQUITY			
Capital stock	10	**-**	-
Reserves		**162,011**	116,495
		162,011	116,495
Subsequent event (note 14)			
Commitments (note 11)			
		234,008	150,922

See accompanying Notes to the Consolidated Financial Statements

The Consolidated Financial Statements were approved by the Board on 28th July 2006

(Signed) *"Stephen Huckerby"*
Director

(Signed) *"Paul Keyes"*
Director

Consolidated Statements of Cash Flows

(US$000)	Year ended 31 December 2005	Year ended 31 December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**45,516**	24,880
Adjustments for:		
Depletion, depreciation and accretion	**21,140**	17,509
Deferred taxation	**5,094**	5,034
Funds from operations before working capital changes	**71,750**	47,423
Decrease in trade and other receivables	**14,038**	3,899
Increase in inventories	**(2,159)**	(826)
Increase (decrease) in trade and other payables	**13,076**	(2,370)
Net cash from operating activities	**96,705**	48,126
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(92,347)**	(38,973)
Increase in trade and other payables	**5,862**	14,381
Distribution to former subsidiary	**-**	(1,997)
Dividend paid to parent	**-**	(3,199)
Net cash used in investing activities	**(86,485)**	(29,788)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing loan	**-**	(9,285)
Net cash provided by financing activities	**-**	(9,285)
Net change in cash and cash equivalents	**10,220**	9,053
Cash and cash equivalents at start of year	**15,553**	6,500
Cash and cash equivalents at end of year	**25,773**	15,553

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Changes in Shareholder's Equity

(US$000)	Note	Capital	Reserve	Profit	Total
Balance as at 1 January 2004	10		91,533	3,281	94,814
Dividend			-	(3,199)	(3,199)
Profit to 6th August 2004			-	11,341	11,341
Balance as at 6 August 2004			**91,533**	**11,423**	**102,956**
Profit for the period from 6th August to 31 December 2004			-	13,539	13,539
Balance as at 1 January 2005			**91,533**	**24,962**	**116,495**
Profit for the year			-	45,516	45,516
Balance as at 31 December 2005			**91,533**	**70,478**	**162,011**

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

PanAfrican Energy Corporation (Mauritius) Limited ("PAEM" or the "Company") is an international energy company engaged in the exploration, production and marketing of oil and natural gas. The Company is incorporated and registered in Mauritius. On behalf of the Board, the Consolidated Financial Statements were approved on 28th July 2006.

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

1. BASIS OF PREPARATION

The Consolidated Financial Statements of the Company and its subsidiaries are measured and presented in US dollars on the basis that this reflects the currency in which the main operating cash flows arise. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

a) Basis of consolidation

(i)The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The Consolidated Financial Statements are prepared on the historical cost basis and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

(ii) Transactions eliminated upon consolidation

Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the Consolidated Financial Statements.

b) Foreign currency

Foreign currency transactions are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Non-monetary items are translated at historic rates, unless such items are carried at market value, in which case they are translated using the exchange rates that existed when the values were determined. Any resulting exchange rate differences are taken to the income statement.

c) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs are accumulated in the Company's one cost centre, Gabon Africa.

These capitalized costs together with production and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved petroleum and gas reserves as determined by independent reservoir engineers. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the lower of cost and market of unproved properties. A risk free interest rate is used to arrive at the net present value of future cash flows. The carrying value of petroleum and natural gas properties in excess of the future cash flows is recorded as a permanent impairment.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Substantially all exploration and production activities are conducted jointly with others. Accordingly, the accounts reflect only the Company's proportionate interest in such activities.

d) Depreciation

Depreciation in respect of non-petroleum assets is charged to the income statement on a straight-line basis over the estimated useful economic lives of each class of asset. Land is not depreciated. The estimated useful lives are as follows:

Leasehold improvements	Over Remaining life of the lease
Plant and equipment	3 years
Computer equipment	3 years
Motor Vehicles	3 years
Office fixture and fittings	4 years

e) Inventories

The Company recognises oil inventory held in storage tanks at the fields, together with any oil in transit to the terminal or point of sale. They are valued at the lower of cost and net realisable value. The cost of inventory relates to the direct cost of production on an actual basis, together with the associated level of depletion and amortisation on a cost per barrel basis.

f) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less.

h) Pension

The Company does not operate a pension plan, although it does make defined contributions to employee's personal plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

i) Provision for abandonment

The Company uses the fair value method to provide for asset retirement obligations. The fair value of an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is recorded as a long-term liability, with a corresponding increase in the carrying value of the associated asset. The capitalized amount is depleted on a unit-of-production basis. The liability amount is increased each reporting period due to the passage of time with this accretion charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the asset retirement obligation. Actual asset retirement expenditures are charged against the liability to the extent of the liability recorded. Any difference between the actual costs incurred and the amount of the liability recorded is recognized as a gain or loss in earnings in the period the costs are incurred.

j) Revenue, royalties and production sharing contracts

The Company recognises revenue from crude oil and natural gas sales with a transfer of title effected upon delivery of its working interest volumes to the buyer. In the case of revenue derived from a pilot project, the revenue received is offset against the project's non-depreciable asset base.

Substantially all the Company's revenue is shared under the terms of the various Production Sharing Contracts ("PSC") with the Republic of Gabon as represented by the Ministry of Mines, Energy and Petroleum. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes (''Cost Recovery Oil'') and to receive a share of production in excess of the Cost Recovery Oil (''Profit Oil''). The government's share of operating costs are recorded in operating expense when incurred and capital costs are recorded in Property, Plant & Equipment and are depleted using the unit-of-production method. Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of Gabon. All other government interests, other than income taxes, are considered to be government royalties and burdens.

k) Taxation

Deferred taxation is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

m) Joint interest operations

It is standard industry practice to conduct petroleum and natural gas operations jointly with other exploration and production companies and, accordingly, the Company only reflects its proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3. ACQUISITION

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

	Book value at acquisition
Petroleum and natural gas properties	86,921
Inventories	2,263
Trade and other receivables	35,304
Cash	7,338
Current liabilities	(18,688)
Provision for abandonment	(4,988)
Deferred tax provision	(3,531)
Interest bearing loan	(1,663)
Equity in net assets acquired	102,956

4. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon.

Major customers

Substantially all of the Company's gross revenues are comprised of sales to two major crude oil buyers which accounted for 91% (2004: 86%) of crude oil sales. At December 31, 2005, $11 million (2004: $19.9 million) of the Company's trade receivables are receivable from these two companies.

5. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	2005	2004
Profit before taxation	79,761	41,864
Provision for income taxes calculated at the statutory rate	27,916	14,652
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	4,623	1,121
Other operating income	(73)	(34)
General and administrative	1,913	1,886
Foreign exchange	(134)	141
Recognition of previuosly unrecorded deferred tax assets	-	(782)
Tax provision	34,245	16,984

The deferred income tax liability includes the following temporary differences:

	2005	2004
Differences between tax bases and carrying value of petroleum properties	(10,128)	(5,034)

6. INVENTORIES

The inventory relates to physical oil inventories and consists of 248,000 barrels of oil at 31 December 2005 (2004: 232,000 barrels) being the Company's share of oil inventories held at the Obangue storage facility, on the Etame floating production storage offloading vessel and on the Remboué tanker.

7. PETROLEUM AND NATURAL GAS PROPERTIES

As at 31 December 2005 petroleum and natural gas property costs included an amount of $28.0 million (2004: $23.4 million), which has been excluded from the depletion calculations. The 2005 costs relate to the Iris/Themis and Awoun concessions, while the 2004 costs related to the Maghena and Awoun concessions. The ability of the Company to recover costs incurred on its pre-production stage activities on these properties is dependent on the future commercial production from these projects. General and administrative costs of $0.9 million (2004: $0.5 million) have been capitalised during the year.

It is estimated by the Company's independent petroleum engineers that in order to bring the total proved reserves to production, a total of $182 million of future development costs will be incurred.

The table below shows the Company's petroleum and natural gas properties and related equipment.

	GABON	NON PETROLEUM ASSETS	TOTAL
COSTS			
As at 1 January 2005	169,547	435	169,982
Additions	91,748	599	92,347
Increase in abandonment	13,120	-	13,120
As at 31 December 2005	**274,415**	**1,034**	**275,449**
DEPRECIATION			
As at 1 January 2005	66,493	87	66,580
Charge in period - depletion	22,198	-	22,198
Charge in period - depreciation	-	289	289
As at 31 December 2005	**88,691**	**376**	**89,067**
NET BOOK VALUE			
As at 1 January 2005	103,054	348	103,402
As at 31 December 2005	185,724	**658**	**186,382**

	LEASEHOLD LAND AND BUILDINGS	FIXTURES AND FITTINGS	MOTOR VEHICLES	PLANT AND EQUIPMENT	COMPUTER EQUIPMENT	TOTAL
COSTS						
As at 1 January 2005	13	18	262	46	96	435
Additions	99	8	406	2	84	599
As at 31 December 2005	**112**	**26**	**668**	**48**	**180**	**1,034**
DEPRECIATION						
As at 1 January 2005	-	4	41	15	27	87
Charge in the period	-	10	183	33	63	289
As at 31 December 2005	**-**	**14**	**224**	**48**	**90**	**376**
NET BOOK VALUE						
As at 1 January 2005	13	14	221	31	69	348
As at 31 December 2005	**112**	**12**	**444**	**-**	**90**	**658**

8. PROVISION FOR ABANDONMENT

	2005	2004
Balance at beginning of year	**5,146**	4,766
Increase during the year	**13,120**	-
Accretion	**418**	380
Balance as at end of year	**18,684**	5,146

A provision of $18.7 million has been recognised for future decommissioning costs. Increases in abandonment costs of $13.1 million have been recognised for future decommissioning costs relating to Tsiengui, Obangue, Etame and Awoun. The costs are expected to be incurred in 2008 to 2019. The provision has been based on internal engineering estimates and regulations in effect at the period end, using current prices inflated at 3% per annum and discounted using a rate of 8%. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at 31 December 2005 is $27.1 million (2004: $14.1 million).

9. FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. The Company monitors these risks and periodically may enter into financial instruments to manage its exposure to these risks.

As at 31 December 2005 and as at the date hereof, the Company held no derivative instruments, long-term sales contracts or other contracts for delivery and accordingly the carrying amounts and estimated fair values were nil.

Credit risk
Substantially all the accounts receivable are due from customers in the oil and gas industry and are subject to normal credit risks.

Foreign currency risk
The Company's exposure to foreign currency risk is limited to exchange rate fluctuations on foreign currency cash and outstanding payable balances.

Fair values
Financial instruments of the Company carried on the balance sheet consist mainly of current assets, current liabilities. There were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short term to maturity.

10. CAPITAL STOCK

	2005			2004		
Number of shares	Authorised	Issued	Valuation at par value	Authorised	Issued	Valuation at par value
Common Shares						
As at 1 January and 31 December	2	2	2	2	2	2

All of the common shares are owned by Pan-Ocean Energy Corporation Limited, the ultimate Parent Company. The common shares have been recorded at their par value of $1. There where no changes in the capital stock of the Company in 2005.

11. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	22,901	18,784	4,117	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($4.1 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $7.4 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $2.3 million.

12. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon.

13. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at December 31, 2005 a total of $10.4 million was due to Pan-Ocean Energy Corporation Limited (2004 : $19.9 million was due from Pan-Ocean Energy Corporation Limited) The balance due to Pan-Ocean Energy Corporation Limited is non interest bearing and has no specific terms for repayment.

During 2005 PanOcean repaid the $19.9 million. The $10.4 million relates to charges for services from the Pan-Ocean entities of $3.9 million (2004: $3.2 million), together with the direct funding to Gabon of $1.6 million (2004: $nil), direct payment of the Energy package insurance premium of $1.3 million (2004: $nil) and the acquisition of the Iris and Themis permits for $3.6 million (2004: $nil). The balance of the 2004 $19.9 million related to the prior periods funding of Pan-Ocean's operations by the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to between the related parties.

14. SUBSEQUENT EVENT

On July 20, 2006 Pan-Ocean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, for cash consideration of Cdn. $1.605 billion.

APPENDIX "C"
UNAUDITED INTERIM FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

PanAfrican Energy Corporation (Mauritius) Limited

PANAFRICAN Energy

INTERIM REPORT

FOR THE SIX MONTHS ENDED

30 JUNE 2006

These unaudited interim consolidated financial statements have not been reviewed by the Corporation's auditors.

PanAfrican Energy Corporation (Mauritius) Limited

Consolidated Income Statements (unaudited)

(US$000)	Note	Three months ended 31 March 2006	30 June 2006	30 June 2005	Six months ended 30 June 2006	30 June 2005
REVENUES						
Gross revenue		59,626	**62,994**	35,461	**122,620**	77,797
Royalties and burdens		(11,395)	**(10,382)**	(3,740)	**(21,777)**	(15,829)
Other income		130	**21**	49	**151**	100
Net revenues		48,361	**52,633**	31,770	**100,994**	62,068
EXPENSES						
Operating		(8,125)	**(7,289)**	(4,459)	**(15,414)**	(9,881)
Production sharing		(937)	**(1,070)**	(790)	**(2,007)**	(1,853)
Transportation and selling		(1,638)	**(2,195)**	(1,465)	**(3,833)**	(2,620)
General and administrative expenses		(1,165)	**(1,133)**	(1,208)	**(2,298)**	(2,237)
Financing costs and similar charges		(255)	**(182)**	(170)	**(437)**	(170)
Foreign exchange gain (loss)		(362)	**(760)**	180	**(1,122)**	203
Depletion, depreciation and accretion		(9,692)	**(9,147)**	(5,226)	**(18,839)**	(10,795)
PROFIT BEFORE INCOMES TAXES		26,187	**30,857**	18,632	**57,044**	34,715
INCOME TAXES	**2**					
Current		(11,006)	**(10,146)**	(8,720)	**(21,152)**	(15,980)
Deferred		(475)	**(2,754)**	(675)	**(3,229)**	(1,462)
		(11,481)	**(12,900)**	(9,395)	**(24,381)**	(17,442)
PROFIT FOR THE PERIOD		14,706	**17,957**	9,237	**32,663**	17,273

PanAfrican Energy Corporation (Mauritius) Limited

Consolidated Balance Sheets (unaudited)

	Note	As at 31 March 2006	As at 30 June 2006	As at 31 December 2005
ASSETS				
Current assets				
Cash and cash equivalents		19,105	**6,094**	25,773
Trade and other receivables		21,532	**34,372**	14,948
Inventories		3,156	**3,958**	6,905
		43,793	**44,424**	47,626
Non current assets				
Petroleum and natural gas properties		201,664	**221,537**	186,382
		245,457	**265,961**	234,008
LIABILITIES				
Current liabilities				
Trade and other payables		39,135	**38,610**	43,185
Non current liabilities				
Deferred taxation	**2**	10,603	**13,357**	10,128
Provision for abandonment		19,002	**19,320**	18,684
SHAREHOLDER'S EQUITY				
Capital stock		-	**-**	-
Reserves		176,717	**194,674**	162,011
		176,717	**194,674**	162,011
Subsequent event (Note 6)				
Commitments (Note 3)				
		245,457	**265,961**	234,008

PanAfrican Energy Corporation (Mauritius) Limited

Consolidated Statements of Cash Flows (unaudited)

(US$000)	Three months ended 31 March 2006	Three months ended 30 June 2006	Three months ended 30 June 2005	Six months ended 30 June 2006	Six months ended 30 June 2005
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit for the period	14,706	**17,957**	9,314	**32,663**	17,273
Adjustments for:					
Depletion, depreciation and accretion	9,692	**9,147**	5,226	**18,839**	10,795
Deferred taxation	475	**2,754**	675	**3,229**	1,462
Funds from operations before working capital changes	24,873	**29,858**	15,215	**54,731**	29,530
Decrease in trade and other receivables	(6,584)	**(12,840)**	10,331	**(19,424)**	(5,039)
Increase in inventories	2,098	**(571)**	(706)	**1,527**	(423)
Increase in trade and other payables	5,353	**1,001**	6,200	**6,354**	9,588
Net cash from operating activities	25,740	**17,448**	31,040	**43,188**	33,656
CASH FLOWS FROM INVESTING ACTIVITIES					
Petroleum and natural gas property expenditures	(23,005)	**(28,933)**	(33,737)	**(51,938)**	(40,412)
(Decrease) Increase in trade and other payables	(9,403)	**(1,526)**	(3,132)	**(10,929)**	(2,134)
Net cash used in investing activities	(32,408)	**(30,459)**	(36,869)	**(62,867)**	(42,546)
Net change in cash and cash equivalents	(6,668)	**(13,011)**	(5,829)	**(19,679)**	(8,890)
Cash and cash equivalents at start of period	25,773	**19,105**	12,492	**25,773**	15,553
Cash and cash equivalents at end of period	19,105	**6,094**	6,663	**6,094**	6,663

PanAfrican Energy Corporation (Mauritius) Limited

Consolidated Statements of Changes in Shareholder's Equity
(unaudited)

(US$000)	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 1 January 2006	-	91,533	70,478	162,011
Profit for the period	-	-	14,706	14,706
Balance as at 31 March 2006	-	91,533	85,184	176,717
Profit for the period			17,957	17,957
Balance as at 30 June 2006	**-**	**91,533**	**103,141**	**194,674**

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

Basis of preparation

PanAfrican Energy Corporation (Mauritius) Limited is a wholly owned subsidiary of Pan-Ocean Energy Corporation Limited.These consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used and disclosed in the audited financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements. These consolidated interim financial statements include all adjustments necessary to present fairly the results for the interim period ended June 30, 2006. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries;

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

1. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon:

Major customers

Substantially all of the Company's gross revenue are comprised of sales to two major crude oil buyers which accounted for 92% (2005: 93%) of crude oil sales. At June 30, 2006, $27.6 million (2005 : $22.1 million) of the Company's trade receivables are receivable from these two companies.

2. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	Three months ended		Six Months ended	
	30 June 2006	30 June 2005	**30 June 2006**	30 June 2005
Profit before taxation	**30,857**	18,632	**57,044**	34,715
Provision for income taxes calculated at the statutory rate	**10,800**	6,521	**19,965**	12,150
Add (deduct) the tax effect of:				
Non-deductible royalties and revenue burdens	**1,691**	2,472	**3,428**	4,556
Other income	**(7)**	(17)	**(53)**	(35)
General and administrative	**460**	482	**957**	842
Foreign exchange	**(44)**	(63)	**83**	(71)
Tax provision	**12,900**	9,395	**24,381**	17,442

The deferred income tax liability includes the following temporary differences:

	30 June 2006	30 June 2005
Differences between tax base and carrying value of petroleum properties	(13,357)	(6,496)

3.COMMITMENTS

Commitments have been described in the notes to the December 31, 2005 financial statements and have not materially changed during the six month period ended June 30, 2006.

4.CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Sunburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

5.ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at June 30, 2006 a total of $19.8 million was due to Pan-Ocean Energy Corporation Limited (2005 : $11.4 million). The $19.8 million, relates in most part to recharges from the PanOcean entities for finance and technical services, together with direct payment of a joint venture billing statement, payment of the PanAfrican group of companies insurance premium.

6. SUBSEQUENT EVENT

On July 20, 2006 PanOcean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, which conducts all of Pan-Ocean's Gabon operations, as well as a subsidiary which provides management and operational services, for cash consideration of Cdn. $1.605 billion.

ADDAX PETROLEUM CORPORATION

BUSINESS ACQUISITION REPORT

Form 51-102F4

Item 1 - Identity of the Corporation

1.1 Name and Address of the Corporation

Addax Petroleum Corporation ("**Addax**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206 Geneva
Switzerland

Registered Office Address:
3400 – 350 7th Avenue S.W.
Calgary, AB T2P 3N9

1.2 Executive Officer

For further information about the Acquisition (as defined below) and about this Report, please contact the following officer of Addax:

David Codd, Chief Legal Officer and Corporate Secretary
+41 (0) 22 702 94 00

Item 2 - Details of the Acquisition

2.1 Nature of the Business Acquired

Specific information concerning the nature of the business acquired by Addax is set forth in the Corporation's Supplemented PREP Prospectus dated February 8, 2006 (the "**Prospectus**"), which is incorporated herein by reference.

2.2 Date of the Acquisition

February 16, 2006.

2.3 Consideration

Specific information concerning the consideration paid for the business acquired by Addax is set forth in the Prospectus, which is incorporated herein by reference.

2.4 Effect on Financial Position

Specific information concerning the effect of the Acquisition on the financial position of Addax is set forth in the Prospectus, which is incorporated herein by reference.

2.5 Prior Valuations

None

2.6 Parties to the Acquisition

Details concerning the parties to the Acquisition are set forth in the Prospectus, which is incorporated herein by reference.

2.7 Date of Report

July 26, 2006

Item 3 - Financial Statements

3.1

(a) Addax Petroleum Corporation Unaudited Pro Forma Consolidated Balance Sheet as at September 30, 2005 and Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005, together with the compilation report.

(b) Audited Annual Consolidated Financial Statements of Addax Petroleum N.V. for the years ended December 31, 2005 and 2004.

EXHIBIT A

Unaudited Pro Forma Consolidated Financial Statements of Addax Petroleum Corporation

COMPILATION REPORT

To the Directors of
Addax Petroleum Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "APC" to the audited balance sheet of the Corporation as at November 30, 2005 and found them to be in agreement. The Corporation has yet to commence operations and no statements of operations exist for any period.

2. Compared the figures in the columns captioned "APNV" to the unaudited consolidated financial statements of Addax Petroleum N.V. as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2004 and for the year then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the pro forma adjustments; and

    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

    The officials of the Corporation:

    (c) described to us the basis for determination of the pro forma adjustments; and

    (d) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "APNV" as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "APC Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
February 7, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
ASSETS				
Current				
Cash and cash equivalents	–	8,536	249,820	258,356
Accounts receivable	–	129,892	–	129,892
Inventories	–	65,190	–	65,190
Prepaid expenses	–	12,819	–	12,819
	–	216,437	249,820	466,257
Future income taxes	–	175,529	–	175,529
Deferred financing charges	–	5,580	–	5,580
Property, plant and equipment	–	471,944	–	471,944
	–	653,053	–	653,053
TOTAL	–	869,490	249,820	1,119,310
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	–	175,447	–	175,447
Income taxes payable	–	146,105	–	146,105
	–	321,552	–	321,552
Asset retirement obligations	–	24,745	–	24,745
Future income taxes	–	87,225	–	87,225
Other long-term liabilities	–	25,655	–	25,655
Long-term debt	–	100,000	–	100,000
	–	237,625	–	237,625
Shareholders' equity				
Share capital	–	20,010	291,457	311,467
Retained earnings	–	290,303	(41,637)	248,666
	–	310,313	249,820	560,133
	–	869,490	249,820	1,119,310

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	524,093	–	524,093
Royalties	–	(103,391)	–	(103,391)
Net sales	–	420,702	–	420,702
Other income	–	1,793	–	1,793
Total net revenue	–	422,495	–	422,495
EXPENSES				
Operating	–	87,536	–	87,536
General and administrative	–	18,178	–	18,178
Interest on long-term debt	–	1,722	–	1,722
Other interest and finance charges	–	520	–	520
Depletion, depreciation and accretion	–	77,225	–	77,225
Impairment of property, plant and equipment	–	3,818	–	3,818
Foreign exchange loss (gain)	–	389	–	389
Total expenses	–	189,388	–	189,388
Income before provision for income taxes	–	233,107	–	233,107
Provision for income taxes				
Current	–	(140,419)	–	(140,419)
Future	–	(30,064)	–	(30,064)
	–	(170,483)	–	(170,483)
Net income	–	62,624	–	62,624
Earnings per share (note 3)				$0.45

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	840,562	–	840,562
Royalties	–	(139,777)	–	(139,777)
Net sales	–	700,785	–	700,785
Other income	–	1,290	–	1,290
Total net revenue	–	702,075	–	702,075
EXPENSES				
Operating	–	104,009	–	104,009
General and administrative	–	11,282	–	11,282
Interest on long-term debt	–	1,946	–	1,946
Other interest and finance charges	–	398	–	398
Depletion, depreciation and accretion	–	108,120	–	108,120
Foreign exchange loss (gain)	–	834	–	834
Total expenses	–	226,589	–	226,589
Income before provision for income taxes	–	475,486	–	475,486
Provision for income taxes				
Current	–	(256,904)	–	(256,904)
Future	–	(50,582)	–	(50,582)
	–	(307,486)	–	(307,486)
Net income	–	168,000	–	168,000
Earnings per share (note 3)				$1.22

ADDAX PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "**Pro Forma Financial Statements**") of Addax Petroleum Corporation (the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a base PREP prospectus relating to the initial public offering of common shares of the Corporation.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Corporation as at November 30, 2005; and
- The audited consolidated financial statements of Addax Petroleum N.V. ("**APNV**") as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the unaudited consolidated financial statements of APNV as at and for the nine month period ended September 30, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of APNV's audited consolidated financial statements as at and for the year ended December 31, 2004.

Other information which was available at the time of preparation of the Pro Forma Financial Statements has also been considered. In the opinion of management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

2. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2005 while the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 give effect to the following transactions as if they had occurred on January 1, 2004.

2.1 The initial public offering of 21,000,000 common shares of the Corporation for net proceeds of $291,457,000.

2.2 Concurrently with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of APNV by the Corporation in exchange for 117,000,000 common shares and cash consideration of $41,637,000.

3. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been calculated using 138,000,100 outstanding common shares.

EXHIBIT B

Audited Annual Consolidated Financial Statements of Addax Petroleum N.V.

AUDITORS' REPORT

To the Shareholder of
Addax Petroleum N.V.

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

March 20, 2006
Calgary, Alberta

(signed) "Deloitte & Touche LLP"
Chartered Accountants

ADDAX PETROLEUM N .V.

CONSOLIDATED BALANCE SHEETS
(US $000's)

	December 31, 2005	December 31, 2004
ASSETS		
Item 4 - Current		
Cash and cash equivalents	6,708	3,882
Accounts receivable (notes 11 and 17)	134,033	65,758
Inventories (note 10)	62,753	16,797
Prepaid expenses	15,506	14,036
	219,000	**100,473**
Future income taxes (note 9)	155,884	15,990
Deferred financing charges	4,763	2,750
Property, plant and equipment (note 3)	487,023	497,682
	647,670	**516,422**
	866,670	**616,895**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	160,113	143,307
Income taxes and royalties payable (note 9)	203,626	121,056
Deferred revenue	1,280	2,530
	365,019	**266,893**
Asset retirement obligations (note 4)	25,266	12,268
Future income taxes (note 9)	93,093	88,549
Other long-term liabilities (note 14)	4,909	6,872
Long-term debt (note 5)	80,000	65,000
	203,268	**172,689**
Commitments and contingencies (notes 15 and 16)		
Shareholder's equity		
Share capital (note 6)	20,010	20,010
Retained earnings	278,373	157,303
	298,383	**177,313**
	866,670	**616,895**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

By: "L.E. Hanst"
Managing Director:

By: "A.E. Steward"
Managing Director:

ADDAX PETROLEUM N .V.

CONSOLIDATED STATEMENTS OF OPERATIONS
(US $000's, except per share amounts)

	Year ended December 31,		
	2005	2004	2003
REVENUE			
Petroleum sales (note 17)	1,219,128	524,093	381,848
Royalties	(211,005)	(103,391)	(67,145)
Net sales	1,008,123	420,702	314,703
Other income	5,032	1,793	1,669
(a) otal net revenue	**1,013,155**	**422,495**	**316,372**
EXPENSES			
Operating	152,704	87,536	76,772
General and administrative	32,831	18,178	15,032
Interest on long-term debt (note 5)	3,638	1,722	1,556
Other interest and finance charges	1,279	520	5,542
Depletion, depreciation and accretion (notes 3 and 4)	170,298	77,225	61,272
Impairment of property, plant and equipment	3,162	3,818	4,479
Foreign exchange loss	204	389	(1,349)
i) Total expenses	**364,116**	**189,388**	**163,304**
ii) Income before provision for income taxes	**649,039**	**233,107**	**153,068**
Provision for income taxes			
Current (note 9)	(349,057)	(140,419)	(101,711)
Future (note 9)	(93,912)	(30,064)	(25,656)
	(442,969)	(170,483)	(127,367)
Non-controlling Interest	-	-	(2,361)
Net income	**206,070**	**62,624**	**23,340**
Earnings per share, basic and diluted (note 7)	$3.43	$1.04	$0.39

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(US $000's)

	Year ended December 31,		
	2005	2004	2003
Retained earnings, beginning of period	157,303	123,679	100,339
Net income for the period	206,070	62,624	23,340
Dividends	(85,000)	(29,000)	-
Retained earnings, end of period	**278,373**	**157,303**	**123,679**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N .V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $000's)

	Year ended December 31,		
	2005	**2004**	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**206,070**	**62,624**	**23,340**
Items not affecting cash (note 12)	262,119	108,413	95,244
	468,189	**171,037**	**118,584**
Changes in non-cash working capital (note 12)	(10,369)	55,802	100,778
	457,820	**226,839**	**219,362**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment (note 3)	(381,494)	(314,215)	(154,141)
Purchase of non controlling interest (note 3)	-	-	(21,000)
	(381,494)	**(314,215)**	**(175,141)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long term debt	125,000	65,000	-
Repayment of long term debt	(110,000)	-	(25,000)
Debt issue costs	(3,500)	(2,750)	-
Dividends paid	(85,000)	(27,000)	(6,000)
	(73,500)	**35,250**	**(31,000)**
Net increase (decrease) in cash and cash equivalents	**2,826**	**(52,126)**	**13,221**
Cash and cash equivalents, beginning of period	3,882	56,008	42,787
Cash and cash equivalents, end of period	**6,708**	**3,882**	**56,008**

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum N.V. ("Addax") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("AOG"). Addax and its subsidiaries (collectively, the "Company") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis.

Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and

administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proven reserves, before royalties, as estimated by Company and compared to the results of the independent reservoir engineers. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and

accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns Capital Investment Allowances ("CIAs") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("PSCs") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

Comparative figures

Certain figures provided for prior years have been reclassified to confirm to the presentation adopted in 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2005	**2004**
Item 5 - Oil and natural gas properties	890,914	730,691
Accumulated depletion	(407,644)	(234,702)
	483,270	495,989
Corporate assets	7,289	4,648
Accumulated depreciation	(3,536)	(2,955)
	3,753	1,693
Balance	**487,023**	**497,682**

Included in property, plant and equipment are capitalized loan costs of $8.3 million (2004: $0.6 million)

Property, plant and equipment by cost centre is as follows:

	December 31,	
Cost Centre	**2005**	**2004**
Nigeria	468,289	485,802
Cameroon	5,401	3,321
Gabon	9,580	6,866
Other corporate assets	3,753	1,693
Balance, end of period	**487,023**	**497,682**

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	December 31,	
	2005	**2004**
Unproved properties		
Cameroon	5,401	3,321
Gabon	9,580	6,866
Major development projects		
Nigeria	-	184,686
	14,981	**194,873**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

4. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligation movements are as follows:

	December 31,	
	2005	2004
Balance, beginning of period	12,268	11,953
Asset retirement obligations incurred	10,912	-
Revisions of previous estimates	-	(698)
Accretion expense	2,086	1,013
Balance, end of period	25,266	12,268

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At December 31, 2005, the amount outstanding under the Facility was $80 million (December 31, 2004 - $65 million).

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

6. SHARE CAPITAL

	December 31,	
	2005	2004
Authorized: unlimited number of common shares		
Issued and outstanding		
60,030,000 common shares	20,010	20,010

In 2004, the issued and outstanding common shares were converted on a three-for-one basis.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("APDNL"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "Nigerian Plan") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "Swiss Plan") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service with a lump sum payment of 5% of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.
Information relating to the Company's defined benefit pension plans is shown in the following tables:

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Benefit plan expense	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Employer current service cost	(1,662)	(1,003)	(456)	(467)
Interest cost	(280)	(299)	(746)	(588)
Expected return on plan assets	239	211	681	440
Net actuarial gain (loss)	-	(851)	(476)	(1,023)
Net benefit (expense)	(1,703)	(1,942)	(997)	(1,638)

Financial status of defined benefit plan	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Accrued benefit obligation	(10,060)	(9,454)	(7,313)	(6,343)
Fair value of plan assets	9,028	7,417	7,408	4,602
Funded status – plan (deficit)/surplus	(1,032)	(2,037)	95	(1,741)

Reconciliation of Plan Assets	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Fair value at January 1	7,417	7,095	4,602	3,228
Contributions	2,467	531	2,798	1,383
Benefits paid	28	(778)	(691)	(597)
Actual return on plan assets	313	(34)	698	213
Exchange gain (loss)	(1,197)	603	1	375
Fair value at December 31	9,028	7,417	7,408	4,602

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Reconciliation of accrued benefit obligation	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Accrued benefit obligation at January 1	9,454	7,542	6,343	4,565
Current service costs	1,662	1,003	456	467
Interest cost	280	299	746	588
Benefits paid	28	(778)	(691)	(597)
Actuarial (gain) loss	78	607	495	796
Exchange (gain) loss	(1,442)	781	(36)	524
Accrued benefit obligation at December 31	10,060	9,454	7,313	6,343

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2005	2004
Discount rate		
Swiss plan	3.25%	4.00%
Nigerian plan	20.00%	12.00%
Expected long-term rate of return on assets		
Swiss plan	3.00%	3.00%
Nigerian plan	12.00%	5.00%
Future salary increases		
Swiss plan	3.50%	2.50%
Nigerian plan	9.00%	9.00%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

The majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60%. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Year ended December 31,		
	2005	2004	2003
Income before provision for income taxes	649,039	233,107	153,068
Tax at 60%	389,423	139,864	91,841
Adjustments to income taxes:			
Non deductible costs	71,105	47,115	33,020
Non taxable revenues	(486)	(2,518)	(1,905)
Enhanced tax allowances	(29,507)	2,193	-
Adjustments in respect of prior years	-	4,643	4,067
Tax allowances not recoverable	9,600	(22,064)	-
Deduction for countries with lower tax rates	2,834	1,250	344
Provision for income taxes	**442,969**	**170,483**	**127,367**

Components of future income taxes

	December 31,	
The net future tax liability is as follows:	2005	2004
Differences between tax base and reported amounts of depreciable and depletable assets	107,135	107,414
Other	(14,042)	(18,865)
Future income tax liabilities	**93,093**	**88,549**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(i)

Future income tax assets are as follows:	December 31, 2005	December 31, 2004
Differences between tax base and reported amounts of depreciable and depletable assets	133,596	15,990
Other	22,288	-
Future income tax assets	**155,884**	**15,990**

10. INVENTORIES

	December 31, 2005	December 31, 2004
Oil products	19,269	1,709
Materials and supplies	43,484	15,088
	62,753	**16,797**

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At December 31, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27.4 mbbls/d
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss francs (or "CHF") and the Nigerian naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $14,311,988 for the year ending December 31, 2006. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

These contracts have not been designated as hedges for accounting purposes and expired in August 2005.

d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at December 31, 2005, approximately 82% was due from one related party customer (December 2004 – 59%). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amounts provided for in doubtful accounts.

e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	December 31, 2005
Currency forwards	571
Oil options	-
Interest rate swaps	-

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other long-term liabilities approximate their carrying values due to the short term to maturity of these items. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS

(a) Items not affecting cash

	Year ended December 31,		
	2005	2004	2003
Future income taxes	93,912	30,064	25,656
Non-controlling interest	-	-	2,361
Depletion and depreciation	173,460	81,043	64,975
Change in fair value of derivatives	(170)	(1,021)	(287)
Other items, including foreign exchange	(5,083)	(1,673)	2,539
Total items not affecting cash	**262,119**	**108,413**	**95,244**

(b) Changes in non-cash working capital

	Year ended December 31,		
	2005	2004	2003
Accounts receivable	(68,275)	(26,507)	1,209
Prepaid expenses	(1,470)	(5,951)	13,451
Inventories	(38,750)	(1,150)	2,566
Other current assets	-	2,000	(2,000)
Accounts payable and accrued liabilities	16,806	96,379	45,654
Tax and royalties payable	82,570	(11,078)	39,898
Deferred revenue	(1,250)	(3,064)	-
Other long-term liabilities	0	5,173	-
Changes in non-cash working capital	**(10,369)**	**55,802**	**100,778**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(c) Other cash flow information

	Year ended December 31,		
Year ended December 31,	2005	2004	2003
Interest paid	(9,991)	(756)	(508)
Income taxes paid	(8,305)	(36,889)	(61,813)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60% joint venture in Cameroon and has an unincorporated joint venture interest of 47.5% in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	December 31,	
	2005	2004
Non-current assets	14,982	10,390
Current assets	6,749	2,832
Non-current liabilities	-	-
Current liabilities	(40,683)	(21,263)
Net liabilities	(18,952)	(4,222)
Income	-	-
Expenses	10,915	-

14. OTHER LONG-TERM LIABILITIES

	December 31,	
	2005	2004
Pension liabilities	937	3,778
Other liabilities	3,972	3,094
	4,909	6,872

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after December 31, 2005 are as follows:

2006	352,865
2007	78,929
2008	92,098
2009	45,858
2010	34,556
Thereafter	117,017
Total	**721,323**

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

> Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

16. CONTINGENCIES

Given the nature of the business, the Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at December 31, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $188.6 million.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The Company's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information.

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies:

	December 31,		
	2005	**2004**	**2003**
Sales to Addax B.V	693,856	371,444	386,613
Charges:			
Addax Bunkering Services	(7,625)	(10,406)	-
AOG Advisory Services Ltd, London	(2,244)	(2,309)	-
AOG	(500)	(500)	(3,860)
Addax B.V.	(4,692)	(1,067)	-
Other items	(275)	(1,141)	(1,894)
Interest and related charges	-	-	(47)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	December 31,	
	2005	2004
Addax BV	109,694	38,936
AOG	281	100
Other	(2,943)	9,736

18. EVENTS SUBSEQUENT TO DECEMBER 31, 2005

Addax Petroleum Corporation ("APC"), a Canadian corporation, was established in 2005. In the first quarter of 2006, APC became the direct parent company of the Company.

On February 16, 2006, APC was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, APC raised $355.1 million (CDN$409.5 million) of which:

- $17.6 million (CDN$20.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN$55.6 million) and 117,000,000 common shares of APC were given to acquire all of the issued and outstanding common shares of Addax Petroleum NV previously held by AOG.

On February 24, 2006, an over-allotment option held by the underwriters was exercised yielding net proceeds of $33.7 million (CDN$38.9 million) (gross proceeds totaled $35.5 million (CDN$41.0 million)).

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN$372.4 million).

In March of 2006, APC has entered into three PSC's with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are for JDZ 4: $23.4 million signature bonus, and a minimum work commitment including carry costs of $45.0 million, for JDZ 3 a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million and for JDZ 2 a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.

Contents

Volume I

Volume II

19. Charter of the Audit Committee of the Board of Directors of the Company filed July 26, 2006.

Volume III

20. Arrangement Agreement dated July 20, 2006.

21. Letter to Provincial Securities Commissions stating intent to qualify to file a short form prospectus under NI 44-101 dated June 29, 2006.

22. Preliminary Short Form Base Prep Prospectus dated July 31, 2006 and related filings.

23. Final Short Form Base Prep Prospectus dated August 9, 2006 and related filings.

Volume IV

24. Supplemental Short Form Base Prep Prospectus dated August 10, 2006 and related documents.

25. Supplemental Long Form Base Prep Prospectus dated February 8,2006 and related documents.

26. Form 11 Notice of Private Placement dated June 30, 2006 and filed with the Toronto Stock Exchange.

27. Form 11 Notice of Private Placement dated December 29, 2006 and filed with the Toronto Stock Exchange.

28. Long Term Equity Incentive Plan dated May 17, 2006 and related documents.

29. Form 1 Submissions to the TSX filed on December 7, 2006, October 31, 2006 and September 21, 2006.

30. Form 5 Submissions to the TSX filed on November 13, 2006 and August 1, 2006.

31. Annual Report for the year ended December 31, 2005.

32. Code of Business Conduct dated May 9, 2006.

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-0023

NUMÉRO DE PROJET SÉDAR: 867623

VISA DE PROSPECTUS PROVISOIRE MODIFIÉ

(Régime d'examen concerté)

Addax Petroleum Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire modifié du 5 janvier 2006.

L'Autorité des marchés financiers,

Le 6 janvier 2006
Date du visa

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2005-MC-4290

NUMÉRO DE PROJET SÉDAR: 867623

VISA DE PROSPECTUS PROVISOIRE MODIFIÉ

(Régime d'examen concerté)

Addax Petroleum Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire modifié du 15 décembre 2005.

L'Autorité des marchés financiers,

Le 16 décembre 2005	*(s) Marie-Christine Barrette*
Date du visa	Marie-Christine Barrette Chef du Service du financement des sociétés

/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-4169

NUMÉRO DE PROJET SÉDAR: 867623

VISA DE PROSPECTUS PROVISOIRE

(Régime d'examen concerté)

ADDAX PETROLEUM CORPORATION

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 6 décembre 2005.

L'Autorité des marchés financiers,

Le 7 décembre 2005

Date du visa

(s) Marie-Christine Barrette

Marie-Christine Barrette
Chef du Service du financement des sociétés

/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

AMENDMENT NO. 1 DATED JANUARY 5, 2006 TO THE AMENDED AND RESTATED PRELIMINARY BASE PREP PROSPECTUS DATED DECEMBER 15, 2005

*A copy of the amended and restated preliminary base PREP prospectus and this amendment (collectively the "**Amended Preliminary Prospectus**") has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in the Amended Preliminary Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.*

The prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The base PREP prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Initial Public Offering • , 2006

ADDAX
PETROLEUM CORPORATION

CDN$ •

• Common Shares

Price: CDN$ • per Common Share

The Amended and Restated Preliminary Base PREP Prospectus dated December 15, 2005 relating to the distribution of Common Shares of Addax Petroleum Corporation (the "Preliminary Prospectus") is amended by the information set out below (the "Amendment"). This Amendment is part of the Preliminary Prospectus and must be read together with the Preliminary Prospectus. Any information in the Preliminary Prospectus that conflicts with the information provided in this Amendment is deemed to be amended by this Amendment. Unless otherwise defined in this Amendment, terms defined in the Preliminary Prospectus have the same meaning when used in this Amendment.

Recent Drilling Results

The Nda field is located in OPL 90 and is currently producing by means of an extended well test on the first Nda well ("Nda-1") which averaged 3,280 bbls/d in December 2005. The Nda-1 well encountered three oil bearing reservoirs, having gross oil intervals of 19, 31 and 8 m respectively bounded in each instance by individual oil-water contacts. Based on the Nda-1 well results, NSAI estimated gross proved reserves for the Nda field to be 7.2 mmbbls, gross proved plus probable reserves to be 10.2 mmbbls and gross proved plus probable plus possible reserves to be 19.6 mmbbls, as at September 30, 2005.

In December 2005, Addax Petroleum drilled the second well in the Nda field ("Nda-2"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. The drilling results from the Nda-2 well now demonstrate gross oil column heights in these reservoirs of 62, 73 and 61 m respectively which are in excess of management's expectations prior to drilling the well. Addax Petroleum expects that the December 2005 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the Reserve Report.

CERTIFICATE OF THE CORPORATION

DATED: January 5, 2006

The Amended and Restated Preliminary Base PREP Prospectus dated December 15, 2005 together with the documents and information incorporated therein by reference, as amended by this Amendment No. 1 dated January 5, 2006, will, as of the date of the supplemental prospectus providing the information permitted to be omitted from the Base PREP Prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this prospectus will, as of the date of the supplemented prospectus, contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN DE HEINRICH
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: January 5, 2006

To the best of our knowledge, information and belief, the Amended and Restated Preliminary Base PREP Prospectus dated December 15, 2005, together with the documents incorporated therein by reference, as amended by the Amendment No. 1 dated January 5, 2006, will, as of the date of the supplemental prospectus providing the information permitted to be omitted from the Base PREP Prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this prospectus, will as of the date of the supplemental prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	MERRILL LYNCH CANADA INC.
By: (Signed) CRAIG E. KELLY	By: (Signed) ROBERT MCKERCHER

SCOTIA CAPITAL INC.

By: (Signed) MARK HERMAN

CIBC WORLD MARKETS INC.	TD SECURITIES INC.
By: (Signed) MICHAEL W. DE CARLE	By: (Signed) GREGORY B. SAKSIDA

NATIONAL BANK FINANCIAL INC.

By: (Signed) ROBERT B. WONNACOTT

CANACCORD CAPITAL CORPORATION	FIRSTENERGY CAPITAL CORP.	PETERS & CO. LIMITED
By: (Signed) STEPHEN C. HAYDEN	By: (Signed) HUGH R. SANDERSON	By: (Signed) CAMERON E. PLEWES

AMENDED AND RESTATED PRELIMINARY BASE PREP PROSPECTUS DATED DECEMBER 15, 2005

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Initial Public Offering • , 200•

ADDAX PETROLEUM CORPORATION

CDN$ •

• Common Shares

Price: CDN$ • per Common Share

This prospectus qualifies the distribution of an aggregate of • common shares (the "**Offered Shares**") of Addax Petroleum Corporation at a price of CDN$ • per share. See "Plan of Distribution".

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**"). Addax Petroleum and The Addax and Oryx Group Ltd. ("**AOG**"). **Presently, there is no market through which the common shares of the Corporation (the "Common Shares") may be sold and purchasers may not be able to resell the Offered Shares purchased under this prospectus.** The Corporation has applied to have the Common Shares listed on the Toronto Stock Exchange (the "**TSX**"). Listing will be subject to the Corporation fulfilling all requirements of the TSX. See "Risk Factors" for certain considerations relevant to an investment in the Offered Shares.

	Price to the Public (CDN$)	Underwriters' Fees (CDN$)	Net Proceeds to the Corporation[1] (CDN$)
Per Common Share	•	•	•
Total Offering[2]	•	•	•

Notes:

(1) Before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$ • , which will be paid by the Corporation out of the proceeds of the offering. CDN$ • of the net proceeds of this offering will be used to fund the Pre-IPO Transactions. See "Use of Proceeds".

(2) Addax Petroleum Corporation has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time until 30 days after closing of this offering, to purchase from the Corporation up to an additional • Common Shares, at the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fees" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$ • , CDN$ • and CDN$ • , respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to Addax Petroleum under a revolving credit facility. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation. See "Relationship Between the Corporation and RBC Dominion Securities Inc.".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a book entry certificate representing the Offered Shares will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS. Shareholders will not receive physical share certificates representing their ownership. A purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Offered Shares are purchased. See "Plan of Distribution". Closing of this offering is expected to occur on or about • , 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than • , 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

ADDAX PETROLEUM CORPORATION


Nigeria
OML124
Ngosso
Cameroon
OPL225
OML123
OPL90
Okwok
Eq.
Guinea
JDZ Block 4
Kiarsseny
Gabon
Producing Property
Exploration Property
New Venture Opportunity

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and is qualified by, and should be read together with, the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the "Glossary", "Abbreviations" and "Conversions" for the meaning of certain terms used in this prospectus.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of Cash Flow From Operations. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of Cash Flow From Operations. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by Netherland, Sewell & Associates, Inc. ("**NSAI**"), independent oil and natural gas reservoir engineers.

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);

– OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and

– OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.

- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

					Average Oil Production		Gross Oil Reserves[2][3]		
Country	**License**	**Area[1][2]**	**Water Depth**	**Addax Petroleum's Interest**	**October 2005**	**9 Months Ended September 30, 2005**	**Proved**	**Proved Plus Probable**	**Proved Plus Probable Plus Possible**
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. Pursuant to the participation agreement the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI reports Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum's excellent reputation and strong relationships help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and

education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, as well as a Technical and Reserves Committee, comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
				($million)				($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 will fund significant infrastructure investment to sustain future production as well as a two-rig drilling program that includes development, infill, extension, appraisal and exploration drilling. These budgeted capital expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006. Capital expenditures for OPL90 and OPL225 are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. These budgeted capital expenditures will fund seismic data acquisition as well as a one-rig drilling program that includes development and exploration drilling.

Capital expenditures for the Corporation's other properties and major new venture opportunities will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

Petroleum Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant price and cost assumptions presented in accordance with NI 51-101. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation. See "Petroleum Reserves and Operational Matters".

Oil Reserves and Future Net Revenue
Based on Forecast Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,186	1,109	1,044	988
Developed Non-Producing	6.0	5.5	179	150	128	111	91	76	64	55
Undeveloped	38.8	35.4	668	564	479	410	96	59	30	6
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**1,372**	**1,244**	**1,138**	**1,049**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	735	599	497	419
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**2,107**	**1,843**	**1,635**	**1,468**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	639	504	405	331
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**2,746**	**2,347**	**2,040**	**1,799**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	66.6	58.3	2,825	2,565	2,356	2,185	1,335	1,233	1,149	1,078
Developed Non-Producing	6.3	5.7	267	219	183	155	118	97	81	69
Undeveloped	40.5	36.5	1,153	962	812	692	265	200	148	107
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**1,718**	**1,530**	**1,378**	**1,254**
Probable	89.0	74.7	3,545	2,822	2,304	1,922	1,070	852	693	575
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**2,788**	**2,381**	**2,072**	**1,830**
Possible	83.0	66.2	3,401	2,692	2,171	1,781	960	753	602	490
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**3,748**	**3,135**	**2,674**	**2,320**

The estimate of gross reserves means Addax Petroleum's total working interest prior to the deduction of NNPC's share of Profit Oil. The estimate of net reserves includes deductions under the Nigerian Production Sharing Contracts for Royalty Oil and NNPC's share of Profit Oil. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

The "after taxes" figures are the future net revenue estimates after all deductions under the Nigerian Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, Niger Delta Development Commission levy, education tax and tax inversion penalty. The "before taxes" figures only include deductions for Royalty Oil and NNPC's share of Profit Oil. NSAI is of the opinion that the "after taxes" case is representative of the fiscal regime under the Nigerian Production Sharing Contracts.

Selected Financial Information

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30, 2005	As at December 31, 2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Property, plant and equipment	471.9	497.7	296.9
Total assets	869.5	616.9	433.6
Long-term debt	100.0	65.0	–
Shareholders' equity	310.3	177.3	143.7

	9 Months Ended September 30, 2005	2004	Year Ended December 31, 2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue from petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.1
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
PER SHARE DATA(1)(2)					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL AND OPERATING DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
CFFO	322.2	118.4	171.0	118.6	184.2
Expenditures on property, plant and equipment	276.2	183.0	314.2	154.1	170.4
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All per share amounts are calculated on the basis of 120 million outstanding Common Shares of Addax Petroleum Corporation, giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

The Offering

Offering Price	CDN$ • per Common Share.
Offered Shares	• Common Shares.
Over-Allotment Option	Addax Petroleum Corporation has granted the Over-Allotment Option to the Underwriters, exercisable in whole or in part, at any time until 30 days after closing, to purchase up to • additional Common Shares on the same terms as set forth in this prospectus to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds	The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ • million (CDN$ • million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of this offering. Of the net proceeds, CDN$ • will be used to fund the Corporation's 2006 capital expenditure programs and for general corporate purposes and CDN$ • will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and general corporate purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".
Dividend Policy	Addax Petroleum Corporation intends to declare quarterly cash dividends. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which the Board of Directors may consider relevant at such time including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006. See "Dividends".
Incorporation	Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The registered office of Addax Petroleum Corporation is located at 3400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9.
Pre-IPO Transactions	Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for • Common Shares and $ • million. Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Shareholdings Post-Closing	After giving effect to the Pre-IPO Transactions and the closing of this offering, the Corporation will have ● Common Shares outstanding, of which ● per cent of the Common Shares will be held by investors under this offering, ● per cent of the Common Shares will be held by AOG and ● per cent of the Common Shares will be held by current and former directors, officers and employees of the Corporation (● per cent, ● per cent and ● per cent if the Over-Allotment Option is exercised in full).
Closing	The closing of this offering is anticipated to occur on or about ● , 2006 and in any event not later than ● , 2006.
Eligibility for Investment	Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

Risk Factors

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business. A prospective investor should consider carefully the risks and uncertainties set out below, in addition to the other information contained in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems to be immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected. See "Risk Factors".

Risks relating to the business of the Corporation

- The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.
- Exploration and development activities are inherently risky and are subject to change.
- Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.
- The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.
- The Corporation's operations are subject to potential losses that may not be covered by insurance.
- The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.
- The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could adversely affect the business, goodwill or reputation of the Corporation.
- The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.
- The Corporation could be subject to labour or other unplanned production disruptions.
- Future litigation could adversely affect the Corporation's business, results of operations or financial condition.
- The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.
- There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.
- The Corporation is exposed to the risks associated with commodity hedging activities.
- Joint ventures entered into by the Corporation could lead to additional costs.

Risks relating to the petroleum industry

- Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.
- The Corporation could face significant liabilities under environmental laws.
- The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

- The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.
- The Corporation operates in a highly competitive industry.
- The Corporation faces foreign exchange, interest rate and inflation risks.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

- There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.
- Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.
- Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.
- The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.
- The Corporation's production may be constrained by production or export quotas.
- Crime and governmental or business corruption could disrupt the Corporation's ability to conduct its business.
- US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

Risks relating to the Common Shares

- Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.
- The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.
- Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.
- Investors may face risks related to the Corporation's holding company structure.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum Corporation**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles;

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean-going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**best estimate**" means, in relation to prospective and contingent resources, the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P_{50}/median, or arithmetic average/mean);

"**Block 4**" or "**Block 4 Property**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum Corporation;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**BP**" means BP p.l.c. together with all of its subsidiaries;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**")

Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non-cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarily titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIP Policy**" has the meaning given to it under the heading "Petroleum Reserves and Operational Matters — Insurance";

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum Corporation;

"**Common Share Incentive Plan**" means the incentive share ownership plan that Addax Petroleum Corporation plans to adopt, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**contingent resources**" means the best estimate quantities of oil or gas estimated at a given date to be potentially recoverable from known accumulations but that are not currently economic;

"**Corporation**" or "**Addax Petroleum**" means (i) before the closing of this offering, APNV, together with all of its subsidiaries and (ii) after the closing of this offering, Addax Petroleum Corporation, together with all of its subsidiaries;

"**Cost Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum, Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Devon Energy**" means Devon Energy Corporation together with all of its subsidiaries;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**EBITDA**" is defined as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest. EBITDA is not a standard measure under Canadian GAAP. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ENI**" means ENI S.p.A;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FOB**" means free on board;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**gross**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and NNPC's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and (ii) in respect of acreage, wells and seismic data, 100 per cent of same;

"**GTL**" means gas to liquids;

"**HSE**" means health, safety and environment;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Properties and New Ventures — Nigeria Properties — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Properties and New Venture — Nigeria Properties — OML123 — Production Facilities";

"**LNG**" means liquefied natural gas;

"**LPG**" means liquid petroleum gas;

"**Management Services Agreement**" means the Management Services Agreement, to be entered into prior to the closing of this offering and made effective January 1, 2006 between APS and AOG;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**Net Offering Price**" means the price per share at which the Offered Shares are sold in this offering less the Underwriters' fees per Offered Share;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Non-Competition Agreement**" means the non-competition agreement between Addax Petroleum Corporation and AOG, to be entered into prior to the closing of this offering;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**OECD**" means Organization for Economic Co-operation and Development;

"**Offered Shares**" means the securities offered by Addax Petroleum Corporation to the public hereunder, including any shares issued upon the exercise of the Over-Allotment Option unless the context otherwise requires, at a price of CDN$ • per share;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum Corporation to the Underwriters which is exercisable, in whole or in part, at any time until 30 days after closing to purchase from the Corporation up to an additional • Common Shares, at the same price as the Common Shares offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**Paris Club**" means the informal group of official creditors whose role is to find co-ordinated and sustainable solutions to the payment difficulties experienced by debtor nations;

"**Petrobras**" means Petróleo Brasileiro S.A. together with all of its subsidiaries;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**PPT**" means Petroleum Profits Tax;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Pre-IPO Transactions**" means the declaration and payment of dividends by APNV and the acquisition of all of the issued and outstanding shares of APNV by Addax Petroleum Corporation as described under the heading "Addax Petroleum — Pre-IPO Transactions";

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**prospective resources**" means the best estimate quantities of oil and gas estimated on a given date to be potentially recovered from undiscovered accumulations. They are technically viable and economic to recover;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Fiscal Terms — Nigeria";

"**Reserve Report**" means the engineering report dated December 5, 2005 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of September 30, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Royalty Oil**" means "**Royalty Oil**" as defined under the heading "Fiscal Terms — Nigeria";

"**Share Transfer Agreement**" means the share transfer agreement between a subsidiary of AOG and Addax Petroleum Corporation effective • , 2006;

"**Shell**" means Royal Dutch Shell p.l.c. together with all of its subsidiaries;

"**Statoil**" means Statoil ASA together with all of its subsidiaries;

"**Tax Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Total**" means TOTAL S.A. together with all of its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, to be entered into prior to the closing of this offering and made effective January 1, 2006, between Addax Petroleum Corporation and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated • , 2006 among the Corporation, AOG, and the Underwriters with respect to this offering; and

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousands of barrels	bcf	billion cubic feet
mmbbls	millions of barrels	tcf	trillion cubic feet
mbbls/d	thousands of barrels per day	mcf/d	thousand cubic feet per day
mmbbls/d	millions of barrels per day	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	bcf/d	billion cubic feet per day
mboe/d	thousands of barrels of oil equivalent per day		

Other		Currency	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day	N	Nigerian naira
		CHF	Swiss francs

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres ("10^3m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, references to "$" and to "dollar" in this prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months (2005)			Year Ended December 31,		
	November	October	September	2004	2003	2002
Rate at end of period	$1.1674	$1.1752	$1.1588	$1.1970	$1.292	$1.580
Average rate during period	$1.1811	$1.1770	$1.1774	$1.3013	$1.401	$1.570
High	$1.1961	$1.1882	$1.1888	$1.3957	$1.575	$1.613
Low	$1.1657	$1.1627	$1.1627	$1.1759	$1.292	$1.511

On December 14, 2005 the Noon Buying Rate for $1.00 United States was $1.1531 Canadian.

FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions; including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. The Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are not recognized measures under Canadian GAAP. Management believes that in addition to net income, EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are useful supplemental measures as they demonstrate the Corporation's ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of the Corporation's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines (i) EBITDA as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest; (ii) CFFO as cash from operating activities before changes in non-cash working capital; (iii) average realized price per barrel sold as revenue from petroleum sales for the period divided by the quantity of oil sold in that period; and (iv) operating cost per barrel sold as the operating costs for the period divided by the quantity of oil sold in that period.

ADDAX PETROLEUM

Overview

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of CFFO. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of CFFO. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by NSAI.

Corporate History

Addax Petroleum was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. Through its other subsidiaries, AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

Addax Petroleum is the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy is to conduct its upstream petroleum business entirely through Addax Petroleum

and, therefore, pursuant to the Non-Competition Agreement, it will agree not to compete with Addax Petroleum in such business, provided that AOG and Jean Claude Gandur together own not less than 25 per cent of the Common Shares. Subject to the same proviso, AOG will also agree that any upstream petroleum business opportunities made available to it will first be offered to Addax Petroleum; if Addax Petroleum declines the opportunity, AOG may then pursue it.

In 1994, AOG decided to use its experience in Africa and in the oil industry to diversify its business to include oil and gas exploration and production. After the formation of Addax Petroleum in 1994, management began evaluating opportunities in West Africa. In 1995, Addax Petroleum acquired a 90 per cent interest in a Production Sharing Contract with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, Addax Petroleum sold 24 per cent interests in the Espoir field Production Sharing Contract to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. Addax Petroleum sold a further 15 per cent interest in the Espoir field Production Sharing Contract to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, the Corporation entered into Production Sharing Contracts with the Nigerian government for OML123, OML124, OPL90 and OPL225. Prior to this, Ashland had held their own Production Sharing Contracts relating to these properties, which were terminated by the Nigerian government when Ashland attempted to sell its interests under the Production Sharing Contracts without prior government approval. The Corporation acquired Ashland's remaining assets and rights relating to these properties pursuant to an acquisition agreement dated April 8, 1998 between Addax Petroleum and Ashland. See "Properties and New Ventures — Nigeria Properties".

In December 2002, Addax Petroleum expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso Concession, offshore Cameroon. The Ngosso Property is operated by Addax Petroleum. See "Properties and New Ventures — Cameroon".

In January 2004, Addax Petroleum further expanded by acquiring a 42.5 per cent farm-in interest in the Kiarsseny Production Sharing Contract, offshore Gabon. The Kiarsseny Property is operated by Tullow Oil. See "Properties and New Ventures — Gabon".

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. See "Properties and New Ventures — Middle East New Ventures".

In September 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40 per cent interest in the Okwok Property, located in OML67 offshore Nigeria, subject to the completion of a farm-in agreement and government approval. The Corporation expects to conduct operations for the property in its capacity as technical advisor. See "Properties and New Ventures — Nigeria Properties".

In November 2005, Addax Petroleum made its first strategic move into deep-water exploration when it signed a participation agreement with ERHC Energy pursuant to which the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property. See "Properties and New Ventures — Joint Development Zone".

Pre-IPO Transactions

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. On December 5, 2005 the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's

CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for • Common Shares and $ • million.

Corporate Structure

At the closing of this offering, the Corporation will beneficially and wholly own, directly or indirectly, 10 material subsidiaries. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries at the closing of this offering.



Addax Petroleum Corporation (Canada)
Addax Petroleum N.V. (Netherlands Antilles)
Addax Petroleum Services Limited (Isle of Man)
Addax Petroleum International Limited (Isle of Man)
Addax Petroleum Overseas Limited (British Virgin Islands)
Addax Petroleum (Nigeria Offshore) Limited (Nigeria)
Addax Petroleum (Nigeria Offshore 2) Limited (Nigeria)
Addax Petroleum Development (Nigeria) Limited (Nigeria)
Addax Petroleum Cameroon Limited (Isle of Man)
Addax Petroleum Exploration (Nigeria) Limited (Nigeria)
Addax Petroleum Gabon Limited (Isle of Man)

Properties Summary

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

Addax Petroleum
Properties and New Venture Opportunities



Nigeria
OML124
Ngosso
Cameroon
OPL90
OML123
OPL225
Okwok
JDZ Block 4
Kiarsseny
Gabon
Producing Property
Exploration Property
New Venture Opportunity
N

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Major New Venture Opportunities Summary

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be

35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI estimates Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum's excellent reputation and strong relationships help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and Technical and Reserves Committees comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
				($million)				($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production including the replacement of the Knock Taggart FPSO (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007) as well as a two-rig drilling program in OML123 that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

Capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006. These capital expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- the completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Capital expenditures for the Corporation's other properties and major new venture opportunities are budgeted to be $6 million in the fourth quarter of 2005 and $115 million in 2006. These expenditures will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

PROPERTIES AND NEW VENTURES

Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon.

Nigeria Country Discussion

Overview

Nigeria is Africa's most populous country and largest oil producer. The following table highlights some important statistics regarding Nigeria, its people and its economy.

Total Area	923,768 km^2 (approximately 1.5 times the area of Alberta, Canada)
Population	128.8 million
Major Cities	Lagos, Kano, Ibadan, Kaduna, Port Harcourt, Abuja (capital)
Language	English (official), Hausa, Yoruba, Igbo (Ibo), Fulani
Literacy	68 per cent of population over 15 years of age can read and write
Government	Federal Republic
Legal System	Based on English common law (Islamic law in the north)
GDP	$125.7 billion (2004 estimate)
GDP per capita	$1,000 (2004 estimate)
Oil Production	2.5 mmbbls/d (2004 estimate)
Net Oil Exports	2.2 mmbbls/d (2004 estimate)
Currency	Naira
Inflation	16.5% in 2004

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2005, the Energy Information Administration and U.S. Department of Energy.

Recent History

Nigeria gained independence from the United Kingdom on October 1, 1960 and has subsequently experienced periods of military and democratic rule. The death of General Sani Abacha in 1998 marked the most recent transition to democratic government, which saw the election of President Olusegun Obasanjo in 1999.

The development of the oil industry in the Niger Delta in the south of the country has been a key factor shaping modern Nigeria. Oil was first discovered in the 1950s and exploration and production increased rapidly in the 1960s. The country's oil industry now accounts for approximately 20 per cent of GDP, 96 per cent of export earnings and 65 per cent of budgetary revenues.

Government and Legal System

In 1999, Nigeria adopted a new constitution and held democratic elections. The Nigerian government has a three-tier structure: the federal government, 36 state governments and many local government administrations. The structure of the federal government is similar to that of the United States. Under the Nigerian constitution, the President can serve a maximum of two terms of four years each. The Parliament comprises two houses: the House of Representatives, with 346 elected members, and the Senate, with 107 elected members. The most recent elections were held in April 2003 and saw the re-election of President Obasanjo of the People's Democratic Party for a second term.

Nigeria's legal system is based on English common law and much of the legislation covering the country's oil industry was originally based upon equivalent legislation in England. Islamic law is also used in some states in the north.

Economic Environment

Nigeria has significant agricultural, mineral, marine and forest resources, but the economy of Nigeria is strongly dependent upon the international oil price. The Obasanjo government is seeking to broaden the country's economy and has initiated structural reforms with new competition policies and a privatization program. The Bureau for Public Enterprise has the mandate to privatize state-owned enterprises in all sectors of the economy, including hotels, insurance, paper mills, fertilizer plants, oil refineries, ports and the electrical, telephone, rail and water utilities. To date, the Nigerian government has privatized its hotel, insurance and cement enterprises. Included in the enterprises scheduled to be privatized are four oil refineries owned by NNPC.

In recent years, Nigeria has attracted significant international support, both from individual governments and international agencies. The World Bank currently has a total commitment to Nigeria of approximately $444 million in the areas of privatization, power transmission, healthcare, community development, education, water and economic capacity building. Further, representatives of the Paris Club creditor countries met in October 2005 and agreed with the representatives of the Nigerian government on a comprehensive treatment of its debt. In total, this agreement allows Nigeria to cancel approximately $18 billion of debt (including moratorium interest) representing an overall cancellation of about 60 per cent of its debt to the Paris Club.

International Relations

Nigeria is a member of the United Nations, the Organization of African Unity, the Commonwealth of Nations and the Economic Community of West African States. Nigeria became a member of OPEC in 1971.

On October 10, 2002, the International Court of Justice ruled on the long disputed Cameroon-Nigeria land and maritime boundary and awarded the Bakassi Peninsula and adjacent offshore acreage, including part of the Corporation's acreage in OML123 (the "**Disputed Area**"), to Cameroon. Nigeria initially rejected the ruling but formed a Joint Border Commission to peaceably resolve the dispute. The dispute relating to the land boundary involving the Bakassi Peninsula is in the course of being resolved peacefully and the Joint Border Commission has initiated steps to resolve the maritime boundary dispute. The issue regarding the maritime boundary continues to have implications for Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Petroleum Industry

<u>*Oil*</u>

The crude oil supply market is truly global with approximately 31 per cent of 2004 production originating from the Middle East, 23 per cent from Europe and Eurasia, 14 per cent from Latin America, 12 per cent from Africa, 10 per cent from North America and 10 per cent from Asia Pacific.

The oil industry in Nigeria has a long history. Shell D'Arcy (a Shell/BP joint venture) started exploring for oil in the country in 1938. Other foreign oil companies entered Nigeria in the 1950s and 1960s, including Mobil (now ExxonMobil), Texaco (now Chevron), Gulf (now Chevron), Safrap (later Elf and now Total) and Agip. Apart from BP, all of these international oil and gas companies still maintain a significant presence in Nigeria.

Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. The Nigerian government has expressed its desire to increase the country's proved oil reserves to 40 billion barrels by 2010 and is encouraging the continued development and exploration of the country's oil resources to do so.

The following chart shows the increase in Nigeria's proved crude oil reserves over the past 17 years, with the majority of the increase occurring in the last six years.

Nigerian Proved Crude Oil Reserves


(billion bbls)
40
35
30
25
20
15
10
5
0
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: OPEC Annual Statistical Bulletin, 2004.

The first commercial oil discovery in Nigeria was made in 1956 by Shell D'Arcy and subsequent discoveries and development activity saw production steadily climb to reach in excess of two mmbbls/d in the mid-1970s. During the 1980s, oil production in Nigeria declined in part due to an unfavourable investment environment. However, development activity and production increased after the Nigerian government revised the fiscal terms governing oil production. The history of oil production in Nigeria is shown in the following chart.

Nigerian Crude Oil Production


(mboe/d)
3,000
2,500
2,000
1,500
1,000
500
0
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: BP Statistical Review of World Energy, June 2005.

Nigeria ranks as one of the world's major oil producers and the largest producer of oil in Africa. The country's 2004 oil production is estimated to have been approximately 2.5 mmbbls/d, representing 27 per cent of the continent's total oil production and 3.2 per cent of the world's production (compared to Canada at 3.8 per cent). The following chart, showing 2004 oil production for selected major oil producing countries, demonstrates Nigeria's importance as a global oil producer.

Oil Production by Selected Country, 2004



(mmbbls/d)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Legend:
OPEC Member
Non-OPEC Member
Nigeria:
2.5 mmbbls/d
Saudi Arabia
Russian Fed.
USA
Iran
Mexico
China
Norway
Canada
Venezuela
UAE
Nigeria
Kuwait
UK
Iraq
Algeria
Libya
Brazil
Kazakhstan
Indonesia
Angola

Source: BP Statistical Review of World Energy, June 2005.

The majority of oil in Nigeria is produced by joint ventures between NNPC and international oil and gas companies, which are the operators of the joint venture properties. There are joint ventures between NNPC and Shell (the largest joint venture), ExxonMobil, Chevron, Agip and Total. NNPC has a 55 per cent interest in the Shell joint venture and 60 per cent interest in each of the other joint ventures. In addition, ConocoPhillips, Devon Energy, Nexen Inc., Petrobras, Statoil and other foreign companies hold interests in Nigeria.

The following table shows the estimated 2004 daily production by principal operators in Nigeria.

	2004 Production (estimated)
	(mbbls/d)
Shell	907
ExxonMobil	590
Chevron	352
Agip	185
Total	158
Addax Petroleum	40

Source: Estimates derived from Wood Mackenzie, except for Addax Petroleum.

In 2004, Nigeria exported approximately 2.2 mmbbls/d or 88 per cent of the country's total oil production, with the United States being the largest single export market. Nigeria is the fifth largest supplier of crude oil to the United States, behind Canada, Mexico, Saudi Arabia and Venezuela, supplying approximately 8.5 per cent of total United States crude oil imports. The following chart shows the principal export markets for Nigerian oil in 2004.

Country/Market for Nigerian Oil
2004 Exports



Asia/Pacific
19%
Africa
9%
Europe
21%
Latin America
10%
United States
38%
Canada
3%

Source: OPEC Annual Statistical Bulletin 2004.

The Nigerian government has announced a production target of 4 mmbbls/d by 2010. Future oil production in Nigeria is expected to increase with the continued development of many significant deep-water discoveries. Some of the significant discoveries and development projects announced by international oil and gas companies are described below.

Shell — Shell recently developed the deep-water Bonga field with estimated reserves of 700 mmbbls and expected plateau production of 225 mbbls/d. Shell has also announced plans to develop the Bonga South West field which has estimated reserves of 600 mmbbls and the EA field which has estimated reserves of 350 mmbbls and expected plateau production of 170 mbbls/d.

ExxonMobil — ExxonMobil is currently developing the deep-water Erha field which has estimated reserves of 500 mmbbls and expected plateau production of 150 mbbls/d. ExxonMobil is also developing the Yoho field with estimated reserves of 400 mmbbls and expected plateau production of 150 mbbls/d.

Chevron — Chevron is currently developing the deep-water Agbami field which has estimated reserves of 1,000 mmbbls and expected plateau production of 250 mbbls/d.

Total — Total developed the Amenam Kpono field that came on-stream in July 2003 and has expected plateau production of 125 mbbls/d in its first phase. Total has discovered two further fields, Usan and Akpo, with estimated reserves exceeding 500 mmbbls each.

Agip — Agip developed the first deep-water field in Nigeria, the Abo field, that began production in early 2003. Reserves are estimated to be 700 mmbbls and the plateau production is expected to be 300 mbbls/d.

OPEC and Oil Production Quotas in Nigeria

Nigeria has been a member of OPEC since 1971. OPEC has eleven members who collectively supply approximately 40 per cent of the world's oil consumption and account for approximately two-thirds of the world's proved oil reserves. OPEC's member countries are Algeria, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela. OPEC's stated objective is "to co-ordinate and unify petroleum policies among member countries, in order to secure fair and stable prices for petroleum producers; an efficient, economic and regular supply of petroleum to consuming nations; and a fair return on capital to those investing in the industry". At its March 2000 meeting, OPEC established a price band mechanism to respond to changes in world oil market conditions. Since its inception, the informal price band mechanism has been activated only once.

At its most recent meeting, OPEC established new production ceilings and quotas for individual members effective March 16, 2005. Nigeria's quota was set at approximately 2.3 mmbbls/d. NNPC allocates production quotas among oil producers in Nigeria. The allocations are based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government to reflect good oil field production practices. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among producers are reduced pro rata.

The Corporation applies for, on a monthly basis, and regularly receives an additional quota for the difference between its production quota and its expected production. At September 30, 2005, Addax Petroleum had a production quota of 65 mbbls/d and an additional production quota of 10 mbbls/d compared to its production of 73 mbbls/d for the same period. The Corporation anticipates increasing its production over the next two years to in excess of 80 mbbls/d. Given the current and anticipated growth of production in Nigeria, there is a risk that quota allocations may force Addax Petroleum to curtail its production in the future. However, except in one instance which was immaterial, the Corporation has not had to reduce its production due to the application of a monthly quota and has succeeded in obtaining an additional quota for the difference between its exportable production and its fixed monthly quota. In the current high oil price environment, Addax Petroleum does not expect that it will be required to reduce its production due to a quota constraint. See "Risk Factors."

Natural Gas

Nigeria's natural gas reserves were estimated by NNPC to be 181 tcf in 2004, making Nigeria the country with the eighth largest natural gas reserves in the world. To date, exploration and development activities in Nigeria have not focused on natural gas because of the lack of readily accessible markets. Approximately half of the Nigerian natural gas reserves represent associated gas, a co-product of oil production, and the other half non-associated gas. Currently, natural gas development legislation in Nigeria relates mainly to the development of associated gas. In late 2005 or 2006, the Nigerian government plans to pass new gas legislation that will address the development of non-associated gas.

Nigerian natural gas production is inferred from various industry sources to have been approximately five bcf/d in 2004, of which an aggregate of approximately 40 per cent was sold as LNG and natural gas liquids into international markets and as natural gas for use in power generation in Nigeria. Of the remaining gas production, the majority was flared and the rest was used in oil field operations.

The Nigerian government has announced its objective to increase natural gas revenue sales to match oil revenues by 2010. To achieve this objective, the government has announced its intention to facilitate gas export-oriented projects and increase domestic gas consumption. The Nigerian government has also announced what is commonly referred to as the "Flares Down by 2008" policy which is intended to encourage oil companies to develop natural gas projects in order to eliminate the flaring of associated natural gas by 2008. Although NNPC does not yet have a legislative mandate to eliminate natural gas flaring by 2008, it is strongly indicating to operators that this will be a requirement. The oil producers in Nigeria are making concerted efforts to eliminate flaring although full compliance may not be practically possible by 2008. By 2010, gas production is forecast to increase to 10 bcf/d of which 8 bcf/d (currently 1.3 bcf/d) will be exported as LNG and 2 bcf/d will be used to meet domestic demand, predominantly for power generation (currently 1 bcf/d).

The most significant natural gas project to date in Nigeria has been the construction of a liquefaction plant in 1999 at Bonny Island by Nigeria LNG Ltd. This company is owned by NNPC (49 per cent), Shell (25.6 per cent), Total (15 per cent) and Agip (10.4 per cent). Presently the plant has three LNG trains with capacity to export 8.7 million tonnes of liquefied natural gas per year consuming 1.3 bcf/d. Two additional trains are planned to be added to the plant to increase its capacity to 16.7 million tonnes per year by 2006 consuming 2.5 bcf/d and further LNG trains may be added thereafter. LNG from the plant is exported to customers in France, Italy, Portugal, Spain, Turkey and the United States.

To meet the projected increase in gas exports, a number of gas export projects are planned including GTL projects, other LNG projects and export pipelines. A GTL project proposed by Chevron is expected to produce 35 mbbls/d of petroleum products and consume 0.35 bcf/d of gas. Other LNG projects have been proposed including conventional LNG projects at Brass River, led by ConocoPhillips and Agip, and at Escravos, led by Chevron, and two floating LNG facilities located on deep-water discoveries operated by ExxonMobil and Statoil. Export pipeline projects include the West Africa Gas Pipeline project with a consortium of international oil and gas companies (including Shell) led by Chevron, to export natural gas from Escravos to Ghana, Togo and Benin for power generation. Initially, this project will consume 0.14 bcf/d but consumption is expected to increase to 0.45 bcf/d. This project will also increase the capacity of the existing Escravos to Lagos pipeline from 0.3 bcf/d to 1.0 bcf/d. Of the planned projects, the Chevron GTL project at Escravos in western Nigeria is progressing and the other LNG projects are expected to be announced.

A major program is underway in Nigeria to expand gas-fired power generation capacity to meet the projected increase in domestic gas consumption. Major oil companies are anticipated to play an important role in constructing joint venture independent power plants. In connection with the expansion of the country's electrical power generation capacity, the Nigerian government has announced that it is restructuring the electricity sector in anticipation of privatizing the industry later in the decade. The Corporation is presently in discussions with NNPC to provide gas for power generation from OML123.

In addition to promoting gas consumption and domestic power generation, the Nigerian government is promoting the production and consumption of LPG. Compared to its West African neighbours, Nigeria consumes little LPG, most of which is imported. The Nigerian government is stimulating demand by removing import duties and has also begun a program to reactivate under-utilized LPG depots throughout the country to improve the distribution of LPG. The Corporation is presently considering investing in an LPG plant at its OML124 onshore property.

Legal Regime for the Petroleum Industry

The petroleum industry in Nigeria is governed by the *Petroleum Act*. Under the *Petroleum Act*, the ownership and control of oil and gas in Nigeria (including under its territorial waters and continental shelf) is vested in the Nigerian government. The Department of Petroleum Resources, in collaboration with other government agencies such as NNPC and the Ministry of the Environment, has the responsibility for enforcing the *Petroleum Act* and the related legislation and regulations governing the petroleum industry in Nigeria.

The Department of Petroleum Resources has wide regulatory powers which include issuing Oil Prospecting Licenses and Oil Mining Leases under the *Petroleum Act*, the approval of field development plans, the setting of production levels, the monitoring of industry work programs, the administration of fiscal incentives and the monitoring of oil production and exports. NNPC is the state owned petroleum company that holds the Nigerian government's equity shares in joint ventures and enters into Production Sharing Contracts with foreign oil companies on behalf of the Nigerian government.

An Oil Prospecting License gives the licensee the exclusive right to explore for petroleum in a specified area. An Oil Mining Lease gives the lessee the exclusive right to produce petroleum from a specified area. Under the *Petroleum Act*, an Oil Prospecting License may be converted into an Oil Mining Lease when the Nigerian government is satisfied that the license is capable of producing at least 10 mbbls/d of crude oil. In practice, however, the Nigerian government generally allows production from areas covered by an Oil Prospecting License pending conversion to an Oil Mining Lease. The *Petroleum Act* provides for the relinquishment of certain areas within Oil Prospecting Licenses on their conversion to Oil Mining Leases, and within Oil Mining Leases ten years after the granting of such leases. Under the *Petroleum Act*, relinquishment is

subject to ministerial approval and may be subject to additional conditions as set forth in the applicable Production Sharing Contract. The Production Sharing Contract for OPL90 and OPL225 also requires Addax Petroleum to relinquish part of the license area to be agreed between Addax Petroleum and NNPC.

Oil Prospecting License licensees are required to conduct hazard and operability studies prior to implementing facilities design and construction or major modification projects. The licensee is also required to conduct an environmental impact assessment prior to commencing operations, in addition to the environmental impact assessment required for such specific activities as seismic survey, drilling campaign and installation of facilities and pipelines.

Contractual Framework

Most oil exploration and production activities in Nigeria are carried out under joint ventures or Production Sharing Contracts. All of Addax Petroleum's current production is under Production Sharing Contracts.

Under a joint venture, one or more oil companies enter into a joint operating agreement with NNPC whereby the oil companies and NNPC agree to jointly explore for, develop and produce petroleum pursuant to the terms of an Oil Prospecting License or Oil Mining Lease jointly held by them. Each partner in the joint venture contributes to the costs of exploration, development and production and shares the benefits or losses of the operations in accordance with its proportionate equity interest in the joint venture. Joint ventures currently account for the majority of Nigeria's total crude oil production.

The Nigerian government has more recently moved toward Production Sharing Contract arrangements, particularly with respect to oil exploration, development and production in Nigeria's deep offshore acreage. NNPC is the holder of the Oil Prospecting License or the Oil Mining Lease and one or more oil companies enter into a Production Sharing Contract with NNPC under which they agree to carry out oil exploration, development and production activities as a contractor on NNPC's behalf at the oil company's risk and expense in return for a share of production.

In 2003, the Nigerian government considered alternatives to increase the participation of indigenous or locally owned companies in oil exploration and production. The Marginal Field Development Program is a significant part of this initiative. Marginal fields are defined by guidelines issued by the Nigerian government in July 2001 as being any field that has reserves booked and reported annually to the Nigerian government and has remained unproduced for more than ten years. Marginal fields are subject to compulsory farmouts to indigenous companies under a competitive bid process. There have been a series of acreage awards under this program, the most recent being in April 2003, when 31 indigenous oil companies were awarded acreage covering marginal fields that the international oil and gas companies had chosen not to develop. These indigenous oil companies have been encouraged to enter into agreements with international oil and gas companies for assistance with financing and technical support; however, non-Nigerian companies are not permitted to hold more than a 40 per cent equity interest.

Geological Description

The Niger Delta Basin is Africa's largest and most prolific oil producing basin. It is also one of the world's largest delta systems of Tertiary age and covers an area greater than 75,000 km^2. Geologically, it is similar to the Mississippi Delta complex of the United States Gulf Coast, in that it has been fed by major river systems that have deposited a thick layer of sediment in a prograding delta system.

Three main lithologic formations are recognized in the basin: Benin, Agbada and Akata. These formations are usually further divided by each operator for each field. The reservoir sands in the Agbada formation are of good quality, often with Darcy permeabilities. The accumulations consist of primarily sweet, mainly light to medium oil (31° to 41° API) as oil rims with associated gas caps, and secondly, of heavy (less than 25° API) oil rims and unassociated gas. Producing oil rims are relatively thin (10 to 20 m, occasionally extending to 30 m). Most reservoirs are normally pressured with generally strong aquifer support.

Nigeria Properties

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and is pursuing a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123) through the Oriental Joint Venture Agreement entered into in September 2005. OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum expects to conduct operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $161 million in the fourth quarter of 2005 and $772 million in 2006, including budgeted capital expenditures on the Okwok Property but excluding expenditures in the JDZ.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. As at September 30, 2005, NSAI reports gross contingent gas resources on Addax Petroleum's Nigeria properties to be 1.25 tcf. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria. See "Properties and New Ventures — Nigeria Country Discussion — Petroleum Industry — Natural Gas".

Nigeria Properties[(1)]


BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
NIGER
CHAD
BENIN
Abuja
CAMEROON
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first nine months of 2005, OML123 produced an average of 46.0 mbbls/d of oil from 52 wells with an average water cut of 35 per cent. Oil gravity ranges between 19° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OML123 to be 71.4 mmbbls and gross proved plus probable reserves to be 144.9 mmbbls. The Corporation expects production from OML123 to be approximately 48 mbbls/d in 2006.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains eight producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo and Ukpam) and one undeveloped oil field (Adanga North). There are also six unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West, Ebughu NE-A and Kita North), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006.

OML123



ELF - OML101
SHELL - OML14
OML123
MONIPULO - OML114
KITA NORTH
INAGHA
KITA MARINE
NORTH
ORON
ORON WEST
AKAM
UKPAM
NIGERIA-CAMEROON BORDER
ADANGA NORTH
ADANGA EAST
ADANGA WEST
ADANGA
EXXONMOBIL - OML67
EBUGHU NE-A
EBUGHU & EXTENSIONS
BOGI
MIMBO
Producing Oil Field
Commercial Oil Discovery
Unappraised Oil Discovery
Undeveloped Gas Field
Prospect
Near Field Prospect
Area affected by ICJ Ruling
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Number of Wells[1]	Average Oil Production: 9 months ended September 30, 2005	Average Oil Production: 2004	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Probable	Gross Oil Reserves[2][3]: Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Adanga	19	22,720	18,730	23.2	26.6	49.8
Ebughu (and extensions)	22	15,960	12,210	13.6	4.7	18.3
Oron West and North Oron	8	5,420	3,390	25.2	25.4	50.6
Akam	9	960	700	1.4	1.0	2.4
Bogi	2	440	610	0.3	–	0.3
Mimbo	2	360	360	0.7	0.3	1.0
Ukpam	2	110	120	0.2	2.2	2.4
Adanga North	–	–	–	–	11.0	11.0
Kita North	–	–	–	6.9	2.3	9.2
Total	**64**	**45,970**	**36,120**	**71.4**	**73.5**	**144.9**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005, as reported in the Reserve Report under "Forecast Prices and Costs Case".

(3) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The current OML123 FPSO is the Knock Taggart which was commissioned in early 1998 and has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. In order to maximize production capacity and improve cost efficiency, the Corporation intends to replace the Knock Taggart with the Knock Adoon FPSO in 2006. The Knock Adoon will have a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and will incorporate an off-loading buoy terminal to better facilitate offloading during periods with strong currents. The Knock Adoon will be under a time charter with a subsidiary of Fred Olsen Production AS, the term of which expires in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has entered into an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO. For the first nine months of 2005, crude oil liftings totaled 12.6 mmbbls for Addax Petroleum and NNPC and 4.3 mmbbls for the OML114 Parties.

OML123 Production Facilities



Export Gas Pipeline to Calabar
ORW.NOR
AKPP
UK
TPU
ADSI
ADPP
ADRP1
ADS
ADSW
EBPP
EBNE
EBE
MPP
TMMP
Knock Adoon
BD
CALM
N
Existing Facilities in 2005
Planned Facilities in 2006 - 2007
Area affected by ICJ Ruling
Production Platform
Wellhead Platform
Well Clusters
Free Standing Conductor
Flow Line

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 140 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2007. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to a central gas processing unit comprised of gas processing and compression facilities and a gas delivery pipeline to the town of Calabar. The central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC. See "Properties and New Ventures — Nigeria Properties — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first nine months of 2005, Adanga produced an average of 22.7 mbbls/d of oil from 15 wells with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.2 mmbbls and gross proved plus probable reserves to be 49.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. The Corporation is producing from seven stacked "P" sand reservoirs of Miocene age at depths between 5,000 and 7,600 ftss, but most of the production comes from two reservoirs between 5,900 and 6,200 ftss which contain 90 per cent of the reserves in Adanga.

First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the Knock Adoon. Most of the field's well completions are equipped with gas lift capability. The Corporation expects that 2005 production levels from the Adanga field will be maintained in 2006.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. In the fourth quarter of 2005 and 2006, the Corporation plans to purchase the TPU and refurbish both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first nine months of 2005, Ebughu produced an average of 16.0 mbbls/d of oil from 21 horizontal wells with an average watercut of 46 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at September 30, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 13.6 mmbbls and gross proved plus probable reserves to be 18.3 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Production is from an 18 m thick oil rim in the "AA" horizon of Upper Miocene age at an average depth of 4,500 ftss. Most of the Ebughu field's oil completions are on gas lift.

Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north-eastern extensions subject to the availability of a second drilling rig for OML123 and authorization being granted to locate wells in the Disputed Area. As the drilling program is budgeted to take place in the second half of the year, the Corporation does not anticipate a material production impact from these new wells in 2006.

In 2004, the Corporation constructed and installed two wellhead platforms and two export pipelines to, and one gas lift pipeline from, the TPU in the Adanga field. No further production facilities are planned to be added at Ebughu.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first nine months of 2005, Oron West and North Oron produced an average of 5.4 mbbls/d from eight wells in both fields with an

average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at September 30, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.8 and 9.4 mmbbls, respectively, and gross proved plus probable reserves to be 29.7 and 20.8 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. Production is from two "I" sands of Miocene age at depths between approximately 6,300 ftss in Oron West and at 5,100 ftss in North Oron. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells have been drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In 2006, a second wellhead platform is planned to be installed near the existing platform from which a further four wells are planned in 2006 comprising two horizontal production wells in North Oron and one appraisal and one horizontal production well in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006. The Corporation anticipates production from the Oron West and North Oron fields to increase to approximately 17 mbbls/d during 2006.

Akam

The Akam field was discovered in 1980 and has been producing since 1984. In the first nine months of 2005, Akam produced an average of 1.0 mbbls/d of oil from three deviated wells and one horizontal well with an average watercut of 87 per cent. Oil gravity is 36° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Akam field to be 1.4 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Akam field is located in 15 to 20 m water depth and covers an area of approximately 1,100 acres (4.6 km^2) in the central part of OML123. Production is from four stacked "P" sand reservoirs of Miocene age at depths between 4,300 ftss and 6,200 ftss although most of the current production in the Akam field comes from two reservoirs between 4,800 ftss and 5,500 ftss. Some of the Akam accumulations may extend marginally into the adjacent license to the west held by the ExxonMobil/NNPC joint venture.

The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007. Further drilling plans will be contingent on the outcome of this well..

Bogi

The Bogi field was discovered in 1983 and has been producing since 1988. In the first nine months of 2005, Bogi produced an average of 0.4 mbbls/d of oil from one horizontal well with an average watercut of 42 per cent. Oil gravity is 20° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Bogi field to be 0.3 mmbbls.

The Bogi field is located in water depth of approximately 40 m and covers an area of approximately 150 acres (0.6 km^2) in the southern part of OML123. Production is from a 20 m thick oil rim in the "C-3" reservoir sand of Miocene age at an average depth of 6,950 ftss. The eastern flank of the field straddles the international boundary with Cameroon as defined by the International Court of Justice in October 2002. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". As a result, the Bogi Platform is now located in the Disputed Area. No further drilling activity or significant capital expenditures are planned for this field.

Mimbo

The Mimbo field was discovered in 1984 and has been producing since 1989. In the first nine months of 2005, Mimbo produced an average of 0.4 mbbls/d of oil from one horizontal wells with an average watercut of

32 per cent. Oil gravity is 30° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Mimbo field to be 0.7 mmbbls and gross proved plus probable reserves to be 1.0 mmbbls.

The Mimbo field is located in water depth of approximately 40 m and covers an area of approximately 420 acres (1.7 km^2) in the southern part of OML123. Addax Petroleum is producing from a 30 m thick oil rim in the "C-3' reservoir sand of Miocene age at an average depth of 6,910 ftss. No further drilling activity or other capital expenditures are planned for this field.

Ukpam

The Ukpam field was discovered in 1986 and has been producing since 1989. In the first nine months of 2005, Ukpam produced an average of 0.1 mbbls/d of oil from two wells with an average watercut of 89 per cent. Oil gravity ranges between 38° and 45° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ukpam field to be 0.2 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Ukpam field is located in 10 m water depth and covers an area of approximately 420 acres (1.7 km^2) in the central part of OML123. Addax Petroleum is producing from three stacked reservoirs in the "AC-1", "P-4" and "I" sands of Miocene age at depths between 5,000 ftss and 7,800 ftss. No further drilling activity or other capital expenditures are planned for this field.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. Oil gravity is 19° API. As at September 30, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. Two stacked reservoirs each contain a 18 m thick oil rim with an associated gas cap in good quality sands of Upper Miocene age at depths between 3,300 ftss and 3,650 ftss.

In 2006, the Corporation plans to carry out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test is currently being drilled. If the production test is successful, the field would be developed as a satellite to the Adanga Platform with production expected to start in 2007 at an estimated rate of approximately 12 mbbls/d. The development plans for the field would include the construction of a four km long pipeline to the Adanga Platform.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are seven unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East and Kita North oil discoveries drilled in 2005. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at September 30, 2005, NSAI estimates gross proved reserves for Kita North to be 6.9 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal

drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

NSAI reports Addax Petroleum's gross prospective oil resources in OML123 as of September 30, 2005 to be 220 mmbbls (116 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005, comprised of $28 million for drilling and $56 million for facilities, and $383 million in 2006, as discussed below. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

	2006 Budgeted Capital Expenditures			
Field / Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of wells**
	($million)	($million)	($million)	
Infrastructure				
FPSO replacement	–	80	80	–
Gas lift and gas gathering	–	55	55	–
TPU purchase and Adanga Platform and TPU refurbishment	–	17	17	–
General maintenance	–	31	31	–
Subtotal	–	183	183	–
Field Development				
Oron West and North Oron	52	53	105	6
Adanga	55	–	55	5
Ebughu (and extensions)	25	–	25	3
Subtotal	132	53	185	14
Exploration and appraisal	15	–	15	2
Total	**147**	**236**	**383**	**16**

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $427 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $81 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $81 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. Approximately $55 million of this amount is budgeted to be spent in 2006, with the remainder to be spent in 2007. The balance of the total initial investment of $346 million is related to non-associated gas prodution facilities, gas processing and compression facilities and the delivery pipeline to Calabar and is the responsibility of NNPC. Approximately $264 million of this amount is expected to be spent in the fourth quarter of 2005 and in 2006, with the remainder to be spent in 2007. The Corporation is in discussions with NNPC to clarify the apportionment of the funding responsibility, including a provision whereby the Corporation would carry NNPC's capital investment in exchange for modifications to the OML123/124 PSC, including a temporary increased share of Profit Oil.

Addax Petroleum believes the 220 mmbbls (116 mmbbls risked) of gross prospective oil resources in OML123, as reported by NSAI, provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. For the first nine months of 2005, OML124 produced an average of 3.5 mbbls/d of oil from ten wells with an average watercut of 84 per cent. Oil gravity ranges between 29° API and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at September 30, 2005, NSAI estimates gross proved reserves for OML124 to be 10.0 mmbbls and gross proved plus probable reserves to be 12.6 mmbbls. The Corporation expects production from OML124 to be approximately 4 mbbls/d in 2006.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $9 million in the fourth quarter of 2005 and $27 million in 2006.

OML124



SHELL - OML39
OPL228
OML124
Oguta Lake
Nj-1
Nj-D1ST
OSSU
IZOMBE
JISIKE
SHELL - OML20
CHEVRON - OML53
OSSU
IZOMBE
JISIKE
EBOCHA STATION
0
5
Km
Producing Oil Field
Prospect
N

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Number of Wells(1)	Average Oil Production: 9 Months Ended September 30, 2005	Average Oil Production: 2004	Gross Oil Reserves(2): Proved	Gross Oil Reserves(2): Probable	Gross Oil Reserves(2): Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Izombe	7	1,810	2,160	5.6	2.0	7.6
Ossu	6	1,700	1,650	4.4	0.6	5.0
Total	**13**	**3,510**	**3,810**	**10.0**	**2.6**	**12.6**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility. The Corporation has completed conceptual design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, approximately 75 t/d of butane and approximately 1 mbbls/d of natural gasoline and approximately 35 mmcf/d of residue lean gas. The Corporation expects that the natural gasoline would be blended with oil at the Izombe Flow Station for export. Butane and some blended propane would be marketed locally. Subject to access to appropriate export facilities, butane and propane may be exported and the residue lean gas would be used for local power generation, as LNG feed stock or re-injected into the Izombe and Ossu fields. See "Properties and New Ventures — Nigeria Properties — OML124 — Budgeted Capital Expenditures".

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first nine months of 2005, Izombe produced an average of 1.8 mbbls/d from six wells with an average watercut of 83 per cent. Oil gravity ranges between 35° and 40° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.6 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 5,300 and 7,400 ftss, but most of the production comes from one reservoir located at approximately 5,400 ftss. Most accumulations extend to the east into the Jisike field operated by Chevron.

In 2006, the Corporation plans to drill an oil production well, a water injection well and to work over an existing oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first nine months of 2005, Ossu produced an average of 1.7 mbbls/d from four wells with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.4 mmbbls and gross proved plus probable reserves to be 5.0 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 4,500 and 8,500 ftss, but most of the production comes from three reservoirs at depths between 4,500 ftss and 6,850 ftss. Some accumulations extend to the west into the adjacent OML20, which is operated by the Shell/NNPC joint venture.

In late 2005, the Corporation plans to start a drilling and well work over program, including drilling one appraisal and two oil production wells, and working over two existing oil production wells in 2006 in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2006, which will be the first exploration well to be drilled by the Corporation in OML124.

NSAI reports Addax Petroleum's gross prospective oil resources in OML124 as of September 30, 2005 to be 32 mmbbls (14 mmbbls risked).

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $9 million for the fourth quarter of 2005 and $27 million for 2006.

In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $94 million of which $60 million would be incurred by Addax Petroleum to supply feed gas and $34 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the LPG plant. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the Corporation would hold the remaining 40 per cent interest. All of the facilities would be constructed and initially operated by Addax Petroleum. The Corporation intends to make a final investment decision regarding the LPG project by the end of the first quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2007. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $58 million is forecasted to be spent by the Corporation in 2006 with the balance of $16 million to be spent in 2007 after the plant is operational. Of the Corporation's capital expenditure, the $60 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth. Production from OPL90 commenced in March 2005 and averaged 20 mbbls/d for the month of October 2005. In the first nine months of 2005, OPL90 produced an average of 12.6 mbbls/d of oil from six wells with no watercut. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OPL90 to be 27.9 mmbbls and gross proved plus probable reserves to be 43.7 mmbbls. As at September 30, 2005,

OPL225 had no reserves or production. The Corporation expects production from OPL90 and OPL225 to be approximately 33 mbbls/d in 2006.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains one producing oil field (Okwori), four undeveloped oil discoveries, one of which (Nda) is currently producing from an extended well test and will be developed in 2006, and four exploration prospects. OPL225 has been surveyed principally by 2D seismic and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Addax Petroleum plans to acquire a 800 km^2 3D seismic survey across this southern area of OPL225 at the end of 2005. Total capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006.

OPL90 and OPL225 Properties



SHELL - OML77
OPEN ACREAGE
OPL225
SHELL - OML74
OPL90
SHELL - OML72
ENI - OML116
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OF-1
AS-1
OD-1
UG-1
AO-1
SH-1
TO-1
UD-1
ASH-1
NK-1
NK-A
OKWORI
NDA
NW-1
TOTAL - OPL221
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225. Production from the Okwori field in OPL90 started in March 2005. Production from the Nda field in OPL90 is from an extended well test following which a full field development is planned to take place.

Field	Number of Wells	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[1]: Proved	Gross Oil Reserves[1]: Probable	Gross Oil Reserves[1]: Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	5	16,360	10,080	20.7	12.8	33.5
Nda	1	3,590	2,530	7.2	3.0	10.2
Total	**6**	**19,950**	**12,610**	**27.9**	**15.8**	**43.7**

Note:

(1) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. One such discovery, the Nda field, has been producing to the OPL90 production facilities under an extended well test since March 2005 and is awaiting full field development. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

OPL90 Production Facilities



N
OK-12
OK-11
OK-13
OK-14
ND-3, 4, 5, 6
OK-7
OK-8
OK-10
ND-2
ND-1
OK-9
OPL90
FPSO
Existing Facilities in 2005
Planned Facilities in 2006

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. Construction of the gas gathering pipeline is expected to take place in 2006 or 2007. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — OPL90 and OPL225 — Budgeted Capital Expenditures".

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Field development planning was commenced by Ashland at that time, but was suspended when Ashland's Production Sharing Contracts were terminated by a settlement agreement with the Nigerian government in 1998. See "Addax Petroleum — Corporate History".

Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the month of October 2005, the Okwori field produced an average of 16.4 mbbls/d of oil from five wells with an average watercut of 3 per cent. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Okwori field to be 20.7 mmbbls and gross proved plus probable reserves to be 33.5 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. The field development plan envisages production from seven stacked reservoirs in the sands of Plio-Miocene age at depths between 5,100 and 9,300 ftss, but the majority of the production is expected to come from two reservoirs (7,000 to 9,300 ftss). The stacked reservoir configuration of the field requires that production wells be selectively completed, choosing the optimum oil zones to be produced.

As of the end of October 2005, six production wells have been successfully drilled on the Okwori field of which five have been placed on production and the sixth is awaiting tie-in to the OPL90 FPSO. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur. At the end of October 2005, the sand screen in one well had failed and is anticipated to fail shortly in a second well. Remedial treatment of these wells is planned in late 2005 and/or early 2006. The Corporation plans to drill two more development wells to complete the field development plan and is reviewing the methodology for control of sand production. The Corporation plans to complete the Okwori field development drilling program in 2006 and production is expected to average approximately 25 mbbls/d in 2006.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. Oil in commercial quantities was encountered in three stacked reservoirs. The discovery well was re-entered in February 2005 and completed on two of the three main reservoirs in order to carry out an extended well test. The well is tied back to the OPL90 FPSO and has produced a total of 0.7 mmbbls at September 30, 2005. For the month of October 2005, the Nda field produced an average of 3.6 mbbls/d from one well with no water cut. As at September 30, 2005, NSAI estimates gross proved reserves for the Nda field to be 7.2 mmbbls and gross proved plus probable reserves to be 10.2 mmbbls.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The field will be producing from three stacked reservoirs in the sands of Plio-Miocene age at depths between 6,700 and 8,150 ftss.

The Corporation has finalized a development plan for the Nda field, which has been submitted to the Nigerian government, and intends to drill an up-dip appraisal well, necessary for field development approval, in early 2006. The field development plan comprises drilling four horizontal wells during 2006, individually tied back to and controlled from the OPL90 FPSO. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006 and is expected to average approximately 20 mbbls/d for the last six months of the year.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration

on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

In late 2005 and during 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation intends to acquire a 800 km^2 3D seismic survey at the end of 2005 which will be processed during 2006 to identify further exploration drilling opportunities.

NSAI reports Addax Petroleum's gross prospective oil resources in OPL90 and OPL225 as of September 30, 2005, to be 7 mmbbls (5 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 comprised of $29 million for facilities and $39 million for drilling and $290 million in 2006, as discussed below. These expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

	2006 Budgeted Capital Expenditures			
Field/Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of Wells**
	($million)	($million)	($million)	
Nda	106	55	161	4
Okwori	32	19	51	2
Gas gathering pipeline	–	16	16	–
Subtotal	138	90	228	6
Exploration and appraisal	59	3	62	3
Total	**197**	**93**	**290**	**9**

The Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before the end of 2007. The budgeted capital expenditures for 2006 includes $16 million and the balance of $19 million is expected to be spent in 2007, all of which is expected to be recoverable under the OPL90/225 PSC.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.

Okwok Property


EXXONMOBIL - OML67
OML123
Producing Oil Field
Unappraised Oil Discovery
Prospect
Area affected by ICJ Ruling
N
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property. The farm-in agreement between Oriental Energy and ExxonMobil is yet to be concluded.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation has agreed to acquire a 40 per cent interest in the Okwok Property. The Oriental Joint Venture Agreement will become effective once the farm-in agreement between Oriental Energy and ExxonMobil is signed by the two parties and government approval is received. Pursuant to the Oriental Joint

Venture Agreement, Addax Petroleum will make a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date from the Okwok Property. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.

Production Facilities

Addax Petroleum believes that there will be significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

The two main reservoirs are interpreted to be part of the Agbada formation and are of Pliocene age. Reservoir depths vary between 2,750 and 4,000 ftss. Due to the shallow nature of the reservoir, the oil is assumed to have a density of around 20° API. This is supported by a sample taken from an offset well, drilled 10 km to the east of the Okwok Property, which recovered 23° API oil from an interval which correlates with one of the two main zones in the Okwok Property.

Budgeted Capital Expenditures

The development of the Okwok Property is expected to commence in 2006 and the Corporation's capital expenditures are budgeted to be $72 million in 2006, including the farm-in fee of $35 million payable by Addax Petroleum to Oriental Energy contingent on the Oriental Joint Venture Agreement becoming effective. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property in early 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements. See "Interest of AOG in Material Transactions".

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend. The first sale of Okwori Blend took place in June 2005 and to date there have been five liftings in total. Marketing knowledge of the Okwori Blend is at an early stage. Going forward the Corporation anticipates that the Okwori Blend will sell at a premium relative to the Brent Crude price.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.3	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2), including the Bogi Platform. The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. In 2004, the existing OPL98 and OPL118 were converted into OML123 and OML124. The Corporation has received advice from Nigerian counsel that the formal grant of OML123 and OML124 supercedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Nigeria New Ventures

Overview

Addax Petroleum established a dedicated new ventures team in Nigeria in 2004. This team has made a number of bids and approaches for assets in Nigeria and has recently been successful in organizing and negotiating the Okwok Property transaction and is leading the discussions on the JDZ Block 4 opportunity. The Corporation targets Nigeria new ventures opportunities from three principal sources: (i) new bid rounds, (ii) farm-ins with indigenous Nigerian oil companies and (iii) farm-ins with major international oil and gas companies.

New Bid Rounds

Addax Petroleum participated in the most recent Nigerian bid round that was held in mid 2005 and intends to participate in future bid rounds when they occur. In this most recent bid round, Addax Petroleum finished second in the bidding for two assets and third for another. If the winning bidders do not provide evidence of their financial capability to pay for the signing bonus, Addax Petroleum will likely be invited to take the original position for which it bid but finished second. These assets are OPL135 and OPL280, both of which are onshore blocks close to OML124.

Farm-in to Properties held by Indigenous Nigerian Oil Companies

Indigenous oil companies have gained rights to a number of blocks under the Nigerian government's Marginal Field Development Program, with the 2003 bid round providing rights to a number of new indigenous oil companies. Often such companies seek partners to provide capital and technology needed to develop the properties. Addax Petroleum's Nigeria new ventures team has discussed and continues to discuss a number of these farm-in opportunities with such indigenous oil companies. It is likely that additional blocks will be made available to indigenous oil companies through relinquishment by existing operators and this could provide additional opportunities for the Corporation in Nigeria.

Farm-in or Acquire Properties held by Major International Oil and Gas Companies

The major international oil and gas companies that operate in Nigeria such as Shell, ExxonMobil, Chevron, Total and Agip, through joint ventures with NNPC, hold rights to significant acreage in the country, much of which is unexplored or not fully developed. Opportunities to farm-in or acquire properties in onshore or in shallow water regions are becoming increasingly available as major international oil and gas companies shift their focus to deep-water areas. Addax Petroleum's Nigeria new ventures team has had discussions with most of these major international oil and gas companies and has expressed an interest in taking over their acreage if acceptable terms can be negotiated.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote-Energy Equity Resources (nine per cent). A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko

Petroleum (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2). In addition to the Block 4 Property, the Corporation is in preliminary discussions with some of the successful bidders on other blocks with a view to farming-in to one or more of these blocks.

Joint Development Zone



LAGOS
BENIN CITY
OML124
WARRI
EBOCHA STATION
OWERRI
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
OPL90
OKWORI TERMINAL
OPL225
0
100
Km
N
BLOCK 4
JDZ
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Geological Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

Block 4 Property

Overview

The Block 4 Property is located in the northern end of the JDZ, approximately 170 km south of the Nigerian coastline and approximately 300 km north of the city of Sao Tome. Block 4 covers an area of 211,700 acres (857 km^2) in water depths ranging from approximately 1,800 m to 2,200 m.

Block 4 Property



Chevron - Block 1
Block 2
Block 4
4A
Block 3
Block 5
4-3-1
4C
Block 6
0
10
Km
Block 7
Block 8
Lead

JDZ Agreements

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In late October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. ERHC Energy entered into a memorandum of understanding with Addax Petroleum in October 2005 pursuant to which Addax Petroleum replaced Noble Energy JDZ as operator for the consortium. In November 2005, Addax Petroleum entered into a participation agreement with ERHC Energy under which it anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property in return for a payment of up to $18 million and a full carry in respect of ERHC Energy's retained interest. Addax Petroleum would also be required to pay a signature bonus of up to $23.4 million to the Joint Development Authority. A joint operating agreement and Production Sharing Contract would also have to be negotiated with the other participating parties and, in the case of the Production Sharing Contract, the Joint Development Authority before Block 4 is awarded.

Cameroon

Overview

Cameroon covers a total area of 475,440 km^2 and is approximately half the size of its western neighbour Nigeria.

Government

Cameroon was formed from a French administered UN trusteeship. In 1961, part of British Cameroon merged with the recently formed independent Cameroon. Cameroon is a republic with a multiparty presidential regime. Opposition parties were legalized in 1990. The current President, Paul Biya, has been in office since 1982 and was last elected with 71 per cent of the vote during the elections held in October 2004. The President is elected by popular vote for a seven-year term. The next elections are due in October 2011. Cameroon has a National Assembly with 180 seats, whose members are elected by direct popular vote to serve five-year terms, though the President can either lengthen or shorten the term of the legislature. The most recent National Assembly elections were held in June 2002.

International Relations

Cameroon is a member of the United Nations, Organization of African Unity, the Commonwealth of Nations and the Monetary and Economic Community of Central Africa. In 2002, the International Court of Justice ruled in favour of Cameroon on the long disputed Cameroon — Nigeria land and maritime boundary. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Petroleum Industry

Petroleum exploration activity in Cameroon began in the 1950s and concentrated on the Douala Basin in the south of the country where several oil and gas discoveries were made. In the 1970s, activity switched to the Rio del Rey Basin in the west of the country which now accounts for most of Cameroon's current oil production. The Rio del Rey Basin is the eastern extension of the Niger Delta and all of its oil is produced from the Agbada formation.

Oil production in Cameroon began in 1977 and increased to approximately 170 mbbls/d in 1986 before slowly declining to approximately 62 mbbls/d in 2004. In comparison with its neighbours, oil exploration in Cameroon has been modest and is limited by its lack of access to deep-water offshore acreage given its geographical location. However, there has been renewed activity in recent years with the development of new fields. The major oil producers in Cameroon are Shell and Total.

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Cameroonian government has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

To date, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". The Ngosso Property itself is not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property. As the power transfer process is not complete, the Corporation intends to limit its seismic acquisition activities to the offshore with a minor impact on the coverage. The Corporation plans to acquire two 3D seismic surveys in the western and in the south eastern sectors of the Ngosso Property between December 2005 and April 2006.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage.

Ngosso Property


Sandy Gas - TOTAL E&P
PH59c
OLHP-11
NGOSSO PERMIT
NGM-1
NRM-1
NRM-2
Narendi
NW-1
Nawumse
BBM-1
BBM-2
PH57
ODM-1
ODM-3
AYM-1
BSM-1
ODM-2
ONM-1
MLM-1
OOM-1
OOM-3D
OOM-2
PH48c
TOTAL E&P-PH60d
OEM-1
Bravo Assoma - TOTAL E&P
KM-1
0
5
Km
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas
PECTEN-PH59b
Bakassi
TOTAL
E&P
N

The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years. The Corporation intends to evaluate discovered and potential oil and gas accumulations and, if commercial, develop them using proven technology including 3D seismic and horizontal drilling.

The Corporation has carried out a detailed prospectivity evaluation of the acreage based on existing 2D seismic and well data. Two petroleum plays have been penetrated by wells indicating the presence of good quality sand reservoirs. Both plays are characterized by gas and oil discoveries (oil API gravities ranging between 20° to 24° in the shallow play and 40° to 45° in the deep play) and contain a number of remaining leads.

NSAI reports Addax Petroleum's gross prospective oil resources in the Ngosso Property, as at September 30, 2005, to be 28 mmbbls (19 mmbbls risked).

The Corporation's capital expenditures for Ngosso are budgeted to be $2 million for the fourth quarter of 2005 for seismic surveys of 170 km^2 and $16 million in 2006 which includes $10 million for seismic surveys of 120 km^2 and $6 million for drilling two exploration wells.

Gabon

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and substantial oil and mineral reserves.

Government

Gabon is a republic which gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s, though President Omar Bongo has been in power since 1967. The President is elected by popular vote for a seven-year term. The Parliament is comprised of the Senate and the National Assembly. The next elections for the National Assembly are scheduled for 2006. The most recent presidential election was held in November 2005 and Senate elections were held in early 2004.

International Relations

Gabon is a member of the United Nations, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Monetary and Economic Community of Central Africa to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production first peaked in 1975 at approximately 220 mbbls/d and then reached a new high of approximately 360 mbbls/d in 1996 after a period of decline. Current oil production is approximately 235 mbbls/d, the majority of which is produced by Shell and Total.

Kiarsseny Property

On January 27, 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property.

Kiarsseny Property


KIARSSENY PERMIT
N
Iguega
GLK
Equata
Libreville
Unappraised Oil Discovery
Prospect
Lead
Land Areas
0
25
Km

The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API. NSAI reports Addax Petroleum's gross prospective oil resources in the Kiarsseny Property as at September 30, 2005, to be 11.0 mmbbls (10.0 mmbbls risked).

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned.

The second commitment well is planned to commence drilling in late 2005 or early 2006 and will appraise the eastern flank of the Equata discovery. The main objective is to prove commerciality of this accumulation with an option to suspend the well as a future producing well if at least two reservoirs are oil-bearing and one can be successfully tested. Under the terms of the Kiarsseny Agreement, Addax Petroleum may be obligated to pay 100 per cent of a third well (up to $5 million) if this second commitment well is successful. In the event that the second well is not successful, the well costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny are budgeted to be $4 million for the fourth quarter of 2005 and $6 million in 2006 for drilling one exploration well.

Other West Africa New Ventures

Along with the Corporation's properties in Cameroon and Gabon, Addax Petroleum is looking to expand further its activities in the West African Gulf of Guinea region. Additional countries in this target zone include Angola, Equatorial Guinea, Congo and Côte d'Ivoire. Addax Petroleum has made and is continuing to make efforts to gain a position in these countries for the following principal reasons:

- the Gulf of Guinea is a prolific basin with significant opportunities ranging from the onshore, through shallow offshore to deeper water;
- many geological plays are similar to those that the Corporation successfully operates and produces in Nigeria using horizontal drilling and other techniques that can be employed in these other regions; and
- AOG has been involved in trading activities throughout the region and has developed good contacts and a good reputation for its activities.

Addax Petroleum has made efforts to enter into properties in this region in the past primarily through direct negotiations with international companies who hold properties and, to a lesser extent, through direct negotiations with governments. While there are no transactions currently at an advanced stage of negotiations in the region, the Corporation intends to increase its staffing in order to redouble its effort in this regard.

North Africa New Ventures

Addax Petroleum is pursuing opportunities in North Africa, including the countries of Algeria, Libya and Egypt, as a core investment area for the following reasons:

- the presence of proven prolific hydrocarbon basins ranging from Tertiary/Mesozoic (Gulf of Suez, Western Desert, Sirte) to Palaeozoic (Ghadames, Murzuk and a number of basins in Algeria);
- the region's unique strategic position in respect to oil and gas export to major North American and European markets; and
- the relative stability of the political systems in these countries.

Consequently, Addax Petroleum has made, and continues to make, considerable efforts to gain a position in these North African countries. Addax Petroleum has passed the stringent pre-qualification processes and is recognized as a potential operator in Libya and Algeria. The Corporation is currently evaluating several farm-in opportunities and has participated in various bid rounds in several countries. Addax Petroleum has not yet been successful in any of the bid rounds in which it has participated.

Middle East New Ventures

Kurdistan Region of Iraq

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The field area of Taq Taq is approximately 680 km^2.

Under the farm-in agreement with Genel Enerji A.S., Addax Petroleum is committed to expenditures in respect of the Taq Taq field initially of $30 million and, conditionally, another $50 million should it acquire any interest in any Production Sharing Contract in respect of the Taq Taq field.

Central and Southern Iraq

Apart from its activities in the Kurdistan Region, Addax Petroleum is currently positioning itself to obtain oil rights in the central and southern parts of Iraq, once the legal framework has been established and the security situation allows the Corporation to work efficiently and safely in the area. To this end, Addax Petroleum intends to enter into a collaboration agreement with the Ministry of Oil of the central Iraqi government to conduct field studies and train Iraqi oil and gas professionals.

Addax Petroleum believes that the future of the Iraqi oil industry will benefit from building-up a strong local, privately owned, industry and is therefore providing financial support to Nawras Oil Services Ltd., a company owned by Iraqi businessmen and former Iraqi Oil ministry executives. Nawras Oil Services Ltd. maintains relationships with the Ministry of Oil and is currently representing Addax Petroleum in Baghdad.

Iran

Addax Petroleum intends to enter into a study agreement with the National Iranian Oil Company. Under this agreement, Addax Petroleum, together with representatives of the National Iranian Oil Company, will study two undeveloped fields located offshore Iran. The study is expected to be completed within the next 12 months. Neither the activities under the study agreement nor any future activities based in Iran will be financed with the proceeds of this offering. All such Iranian activities will be financed with funds from other sources.

FISCAL TERMS

Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's proposed interest in the Okwok Property is governed by a Production Sharing Contract and will be subject to the terms of the Oriental Joint Venture Agreement and, once implemented, the Nigerian Marginal Field Terms. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil

3. Tax Oil

4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
Addax Petroleum
NNPC

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices. For purposes of illustration, the tables below show the proportions of production designated as Royalty Oil, Cost Oil, Tax Oil and Profit Oil under the Production Sharing Contracts for OML123 and OML124 and OPL90 and OPL225 for the nine months ended September 30, 2005.

OML123/124 PSC — Allocation of Oil Production
for the 9 months ended September 30, 2005

Allocation	Total	Government Share(1)	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price(1)	50.80	–	–	100
Royalty Oil and other levies(2)	4.94	4.94	–	10
Cost Oil	14.33	–	14.33	28
Tax Oil	18.38	18.38	–	36
Profit Oil	13.15	4.23	8.92	26

OPL90/225 PSC — Allocation of Oil Production
for the 9 months ended September 30, 2005(3)

Allocation	Total	Government Share(1)	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price(1)	60.60	–	–	100
Royalty Oil and other levies(2)	4.80	4.80	–	8
Cost Oil	53.31	–	53.31	88
Tax Oil	2.49	2.49	–	4
Profit Oil	–	–	–	–

Notes:

(1) The tax accounts and the financial accounts use different revenue recognition methods.

(2) Other levies include the NDDC levy and education tax.

(3) Production from OPL90 began in March 2005. There was no production from OPL225 in 2005.

The calculation of the different categories of oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Water Depth	Royalty Oil Rates Field Range of Production (bbls/d)					
	<2,000	2,000-5,000	5,000-10,000	10,000-15,000	15,000-25,000	>25,000
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at September 30, 2005, the Cost Oil balances, including capital depreciation carried forward to future years, were as set out in the following table.

	Cost Oil Balances					
	2005	2006	2007	2008	2009	2010
			($million)			
OML123/124 PSC	40.5	37.8	29.0	16.4	5.2	–
OPL90/225 PSC(1)	67.4	67.4	67.4	67.4	64.0	–

Note:

(1) Includes $10.2 million of expenditure by previous contractor.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. This currently applies to the OPL90/225 PSC. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

Due to the capital expenditure on the OPL90/225 PSC, there are unutilized capital investment allowances of $120.6 million as of September 30, 2005. There are no unutilized capital investment allowances for the OML123/124 PSC.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 35 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 35 per cent of operating costs above $5.00/bbl. Addax Petroleum is not currently subject to this penalty as the Corporation's operating costs are below the designated threshold, assuming production from the OML123/124 PSC remains below 50 mbbls/d average for the year 2005. If the production average exceeds 50 mbbls/d for 2005, the maximum exposure to tax inversion penalty is estimated to be $4.5 million.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	30	70
≥40 and <75	45	55
≥75 and <100	55	45
≥100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	20	80
≥40 and <75	35	65
≥75 and <100	45	55
≥100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued

based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend. The Okwori Blend is being jointly marketed by Addax Petroleum and NNPC for the first six months or 10 liftings, whichever is longer, commencing June 2005. After this joint marketing period, NNPC will calculate and issue an Official Selling Price on a monthly basis for the Okwori Blend "Realizable Price".

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

<2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Cameroon

Addax Petroleum has a 60 per cent interest in, and operates, the Ngosso Concession. Tullow Oil holds the remaining 40 per cent interest. The Government of Cameroon has the right to participate as a joint venturer in any development in the Ngosso Property with a participating interest of up to 25 per cent. Should the Government of Cameroon choose to participate in development of the Ngosso Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil or gas fields within the contract area, production will be subject to royalties and taxes. Royalties vary with annual average production and are calculated on an incremental sliding scale basis as follows.

Annual Production Per Contract Area (mboe/d)	Rate (%)
≤5	2.5
>5 and ≤10	5.0
>10 and ≤20	10.0
>20	12.5

A corporate income tax rate of 40 per cent applies to profits in excess of operating costs and capital expenditures.

There is an additional petroleum duty of 12.5 per cent payable in case the "R" Factor (ratio of cumulative net revenues/cumulative investments) reaches more than 1.5. The additional petroleum duty will be increased to 20 per cent in case "R" is greater than 2.5.

The Ngosso Concession also contains provisions for signature and production bonuses and training fees for Cameroonian nationals.

Gabon

Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Production Sharing Contract. Tullow Oil holds a 47.5 per cent interest and Sonangol E.P. holds the remaining 10 per cent interest. The Government of Gabon has the right to participate as a partner in any development under the Kiarsseny Production Sharing Contract with a participating interest of five per cent. Should the Government of Gabon choose to participate in development of the Kiarsseny Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil fields, the Kiarsseny Production Sharing Contract divides production into Royalty Oil, Cost Oil and Profit Oil. Addax Petroleum and the other Kiarsseny Production Sharing Contract parties will be entitled to lift the Cost Oil and a share of Profit Oil.

Royalty Oil will be calculated on a monthly basis per production area. The rates vary with water depth and production levels on an incremental sliding scale basis as follows.

Royalty Oil Rates

Water Depth (m)	Monthly Average Production (mboe/d)	Rate (%)
<100	≤10	2.0
	>10 and ≤15	3.0
	>15 and ≤20	5.0
	>20 and ≤30	7.5
	>30	10.0
≥100	≤15	2.0
	>15 and ≤25	3.0
	>25 and ≤35	5.0
	>35 and ≤55	7.5
	>55	10.0

After the deduction of Royalty Oil, up to 75 per cent of remaining production will be used to recover all costs for exploration, development and production activities under the Kiarsseny Production Sharing Contract.

Oil remaining after the deduction of Royalty Oil and Cost Oil is Profit Oil. Profit Oil will be shared between the Government of Gabon and the Kiarsseny Production Sharing Contract parties based upon monthly production and water depth according to an incremental sliding scale as follows.

Profit Oil Sharing

Water Depth	Monthly Average Production	State Share	Contractor Share
(m)	(mboe/d)	(%)	(%)
<100	≤15	50	50
	>15 and ≤30	52	48
	>30 and ≤40	54	46
	>40 and ≤50	56	44
	>50 and ≤75	60	40
	>75 and ≤100	65	35
	>100	70	30
≥100	≤25	50	50
	>25 and ≤40	52	48
	>40 and ≤55	54	46
	>55 and ≤70	56	44
	>70 and ≤85	58	42
	>85 and ≤100	60	40
	>100	70	30

The Kiarsseny Production Sharing Contract also contains provisions for signature and production bonuses and training fees for Gabonese nationals. There is also a domestic supply obligation.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are limited to crude oil reserves in Nigeria. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. However, the Production Sharing Contracts in Nigeria contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Ngosso Concession and the Kiarsseny Production Sharing Contract treat commercial natural gas in effectively the same manner as crude oil, except that lower royalty rates apply to gas production under the Ngosso Concession. However, Addax Petroleum did not have any booked proved, probable or possible reserves in Cameroon or Gabon as at September 30, 2005.

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at September 30, 2005[10][15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing[3]	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped[4]	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable[5]	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible[6]	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005[15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	66.6	58.3	2,825	2,565	2,356	2,185	2,042	1,335	1,233	1,149	1,078	1,019
Developed Non-Producing[3]	6.3	5.7	267	219	183	155	134	118	97	81	69	59
Undeveloped[4]	40.5	36.5	1,153	962	812	692	595	265	200	148	107	73
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**2,771**	**1,718**	**1,530**	**1,378**	**1,254**	**1,151**
Probable[5]	89.0	74.7	3,545	2,822	2,304	1,922	1,632	1,070	852	693	575	486
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**4,403**	**2,788**	**2,381**	**2,072**	**1,830**	**1,637**
Possible[6]	83.0	66.2	3,401	2,692	2,171	1,781	1,482	960	753	602	490	405
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**5,885**	**3,748**	**3,135**	**2,674**	**2,320**	**2,041**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".
(8) Columns may not add up due to rounding.
(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".
(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.8 per cent per annum. Crude oil prices as forecast by NSAI effective September 30, 2005, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend
	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2005	62.87	59.55	63.75	63.26
2006	61.47	58.22	62.33	61.86
2007	55.19	52.28	55.96	55.54
2008	46.61	44.15	47.26	46.90
2009	43.45	41.16	44.06	43.72
2010	42.86	40.60	43.46	43.13
2011	42.85	40.58	43.45	43.12
2012	43.36	41.07	43.97	43.64
2013	44.22	41.89	44.84	44.50
2014	45.00	42.62	45.63	45.28
2015	45.89	43.47	46.53	46.18
2016	46.70	44.23	47.35	46.99
2017	47.58	45.07	48.25	47.88

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond September 30, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	September 30, 2005
	($/bbl)
Brent Crude	62.56
Antan Blend	59.26
Brass River Blend	63.44
Okwori Blend	62.95

(12) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.
(13) Abandonment costs have been estimated for the end of the economic producing life of each property.
(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.
(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

The following two tables set forth the undiscounted elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	5,552	629	1,012	697	35	3,163	1,807	1,372
Proved Plus Probable	9,718	1,266	1,716	1,017	45	5,635	3,567	2,107
Proved Plus Probable Plus Possible	13,365	2,004	2,136	1,238	51	7,881	5,190	2,746

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	6,863	803	1,075	687	32	4,244	2,549	1,718
Proved Plus Probable	12,206	1,677	1,647	1,000	38	7,790	5,056	2,788
Proved Plus Probable Plus Possible	17,322	2,763	2,041	1,209	42	11,190	7,519	3,748

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted)
as at September 30, 2005

	Forecast Prices and Costs			Constant Prices and Costs		
Year	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible
			($million)			
2005	119.0	144.5	144.5	119.0	144.5	144.5
2006	346.0	462.6	462.6	342.5	458.2	458.2
2007	209.7	346.4	400.4	204.4	337.2	389.5
2008	20.8	58.9	93.8	18.9	56.3	89.9
2009	–	–	70.4	1.0	–	66.2
2010	1.1	4.3	57.2	1.0	4.0	53.0
2011	15.7	–	8.8	14.3	–	8.0
2012	16.9	15.9	–	–	14.3	–
2013	–	–	–	–	–	–
2014	–	–	16.7	14.9	–	–
2015	–	–	–	–	–	14.3
2016	2.8	–	–	–	–	–
2017	–	–	–	–	–	–
2018	–	29.6	34.4	2.3	23.7	27.6
Total	**731.9**	**1,062.2**	**1,288.7**	**718.3**	**1,038.2**	**1,251.2**

Oil Wells

The following table sets forth the number and status of wells as at September 30, 2005 which are producing or shut-in and which the Corporation considers to be capable of production.

Property	Producing Gross	Producing Net	Shut-in Gross	Shut-in Net
OML123				
Adanga	15	15	4	4
Ebughu (and extensions)	21	21	1	1
Oron West and North Oron	8	8	–	–
Akam	4	4	5	5
Bogi	1	1	1	1
Mimbo	1	1	1	1
Ukpam	2	2	–	–
OML124				
Izombe	6	6	1	1
Ossu	4	4	2	2
OPL90				
Okwori	5	5	–	–
Nda	1	1	–	–
Total	**68**	**68**	**15**	**15**

All of the Corporation's producing or shut-in wells are located in Nigeria, and with the exception of OML124, are offshore.

Drilling History

The total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled in the periods indicated, are listed below.

	9 Months Ended September 30, 2005		Year Ended December 31,									
			2004		2003		2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development												
Oil producers	9	9	15	15	5	5	14	14	9	9	2	2
Water injectors	–	–	–	–	2	2	–	–	–	–	–	–
Total Development	9	9	15	15	7	7	14	14	9	9	2	2
Total Exploratory	1	1	2	2	–	–	2	2	–	–	–	–
Total Appraisal	19	19	6	4.8	6	6	13	13	6	6	8	8
Total	**29**	**29**	**23**	**21.8**	**13**	**13**	**29**	**29**	**15**	**15**	**10**	**10**

Drilling Success — Net Wells

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002	2001	2000	Total
Exploratory							
Successful	1	1	–	1	–	–	3
Unsuccessful	–	1	–	1	–	–	2
Appraisal							
Successful	15	2	3	11	5	7	43
Unsuccessful	4	2.8	3	2	1	1	13.8
Development							
Successful	8	14	5	14	9	2	52
Unsuccessful	1	1	2	–	–	–	4
Total							
Successful	**24**	**17**	**8**	**26**	**14**	**9**	**98**
Unsuccessful	**5**	**4.8**	**5**	**3**	**1**	**1**	**19.8**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at September 30, 2005.

Property	Undeveloped Acreage Gross (acres)	Net (acres)	Gross (km^2)	Net (km^2)	3D Seismic Gross (km^2)	Net (km^2)	2D Seismic Gross (km)	Net (km)
OML123 and OML124	136,400	136,400	552	552	392	392	1,529	1,529
OPL90 and OPL225	323,500	323,500	1,309	1,309	467	467	2,120	2,120
Ngosso	117,100	70,300	474	284	–	–	1,536	922
Kiarsseny	1,345,000	571,600	5,443	2,313	2,643	1,123	18,750	7,969
Total	**1,922,000**	**1,101,800**	**7,778**	**4,458**	**3,502**	**1,982**	**23,935**	**12,540**

The Corporation's seismic database covers its developed and undeveloped acreage in Nigeria, after giving effect to the Corporation's relinquishment proposals and the Disputed Area in OML123. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Historical — Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for the periods indicated.

	9 Months Ended September 30, 2005				Year Ended December 31, 2004
	Q3	Q2	Q1	Total	
Production (mbbls/d)					
Crude oil	74.3	62.3	49.3	62.0	39.9
Operating Netbacks ($/bbl)					
Revenue	60.67	48.22	44.64	52.21	35.37
Royalties	(8.97)	(8.27)	(8.77)	(8.68)	(7.22)
Lifting costs	(6.31)	(7.20)	(5.74)	(6.46)	(6.11)
Operating netback	45.40	32.76	30.13	37.07	22.04
Capital Expenditures ($million)					
Land and seismic	0.6	–	–	0.6	–
Drilling and completion	51.1	43.8	56.3	151.2	190.7
Facilities and equipment	50.9	24.8	36.3	112.0	99.2
Property acquisitions and disposals	–	–	–	–	–
Corporate acquisition	–	–	–	–	–
Other	2.9	4.2	5.2	12.3	24.3
Total	**105.5**	**72.8**	**97.8**	**276.1**	**314.2**

Reconciliation of Reserves

The Corporation has not previously reported its reserves in accordance with NI 51-101 and consequently a reconciliation has not been included.

Alternative Price Forecast Evaluation

The forecast prices used by NSAI in the Reserve Report as at September 30, 2005 differ from those currently in the public domain with respect to a number of the Corporation's industry peers. As a result, at the request of the Corporation, NSAI conducted a price sensitivity analysis of the reserves of the Corporation and the net present value of future net revenue associated with such reserves as at September 30, 2005 using an alternative price forecast supplied by the Corporation. The alternative price forecast correlates with the price forecast used in appraisals of some of the Corporation's industry peers in the public domain and, by comparison to the information set forth in the Reserve Report, provides some measure of guidance in respect of the sensitivity of the evaluation to price forecast changes, particularly having regard to the period over which reserves are, pursuant to the evaluation, estimated to be recovered. NSAI otherwise used the same assumptions and definitions as in the Reserve Report. The tables below summarize the alternative price forecast and the results of such analysis. The information set forth below is supplemental to the disclosure required by NI 51-101 and is not a substitute therefor.

Oil Reserves and Future Net Revenues Based on Alternative Forecast Prices and Costs as at September 30, 2005[10]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][10][11][12][13][14]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][10][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	65.6	57.7	2,445	2,234	2,062	1,920	1,801	1,219	1,131	1,058	997	944
Developed Non-Producing[3]	6.2	5.6	221	182	154	131	114	105	87	73	62	54
Undeveloped[4]	39.8	36.1	870	726	611	519	443	170	120	80	48	22
Total Proved	111.6	99.4	3,536	3,142	2,827	2,570	2,358	1,494	1,338	1,212	1,107	1,020
Probable[5]	90.4	76.5	2,997	2,393	1,958	1,636	1,392	891	714	584	486	411
Total Proved plus Probable	202.0	175.9	6,533	5,535	4,785	4,207	3,750	2,385	2,052	1,796	1,593	1,430
Possible[6]	82.7	66.3	2,831	2,246	1,816	1,493	1,245	802	630	505	412	340
Total Proved plus Probable plus Possible	284.7	242.2	9,364	7,781	6,602	5,700	4,995	3,187	2,683	2,301	2,005	1,771

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The alternative prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.5 per cent per annum. Crude oil prices used by NSAI for the Alternative Forecast Prices and Cost effective September 30, 2005, are as follows.

Alternative Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend
	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2005	56.67	53.68	57.46	57.02
2006	57.44	54.41	58.25	57.81
2007	57.25	54.23	58.05	57.61
2008	55.59	52.65	56.37	55.94
2009	54.06	51.21	54.82	54.40
2010	52.99	50.19	53.73	53.32
Thereafter, escalated at 1.5%	52.30	49.54	53.03	52.63

(11) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(12) Abandonment costs have been estimated for the end of the economic producing life of each property.

(13) The estimated Net Present Values of Future Net Revenues Income Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(14) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

Total Future Net Revenue (Undiscounted) as at September 30, 2005 Based on Alternative Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	6,031	679	1,070	695	35	3,536	2,059	1,494
Proved Plus Probable	10,790	1,431	1,723	1,014	44	6,533	4,193	2,385
Proved Plus Probable Plus Possible	15,191	2,350	2,131	1,233	49	9,364	6,241	3,187

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to indentify any important economic factors or significant uncertaintites that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells three blends of crude oil. For these three blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2004 and for the nine months ended September 30, 2005.

Addax Petroleum Crude Oil Differential Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.3	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Future Commitments

The Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. Typically, the Corporation achieves this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

Employees

As at September 30, 2005, Addax Petroleum had 291 employees. Of these, 215 were located in Nigeria, 75 were located in Geneva, Switzerland and one was located in Cameroon. All the Nigerian employees, other than management employees, are unionized.

Environmental and Safety Matters

Addax Petroleum has direct responsibility for HSE in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational

compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes the following:

Leadership, Commitment and Training: Addax Petroleum requires its managers and supervisors to demonstrate a commitment to the HSE policies of the Corporation. This commitment includes not just responsibility for daily operation but also responsibility for reviewing the training requirements of the Corporation in order to ensure new employees and contractors receive appropriate introduction to the HSE policies. The Corporation then eliminates any identified gaps, to enable all employees and contractors to perform their duties responsibly and with due regard to the health and safety of others and the environment.

Risk Management: The Corporation manages risk by ensuring that all new projects or modifications to existing facilities undergo a hazardous operations and risk assessment. The Corporation also routinely assesses the risks of its activities and develops action plans to eliminate or minimize impact on personnel, the environment and facilities.

Health and Safety Operations: The Corporation believes that injury and incident-free operation is achievable and works to promote this mindset throughout the organization. Addax Petroleum conducts periodic in-house inspections and sponsors third-party health and safety audits to evaluate the Corporation's performance and compliance with applicable regulations, guidelines and best practices. Measures recommended through these exercises are diligently implemented to eliminate or mitigate exposure of employees, contractors and the public. The provision of the services of trained medical doctors and equipped facilities at all our field locations enhance the administration of first aid services to the Corporation's and contractors' employees.

Addax Petroleum encourages employees and contractors to report, and the Corporation will investigate, all incidents occurring in the course of operations. Knowledge gained from such investigation is communicated to all operational sites of the Corporation to prevent recurrence of similar incidents within the organization. To this end, Addax Petroleum publishes its HSE statistics and circulates them, with practice updates, throughout the organization.

Environmental Protection: Addax Petroleum conducts studies to assess the impact of planned projects or activities on the environment. Such environmental evaluation studies are conducted periodically to evaluate the impact of the Corporation's activities and opportunities for improvement. Addax Petroleum's waste management plan emphasizes waste minimization and waste reuse in compliance with the regulatory standards and guidelines set by the Nigerian Federal Ministry of Environment and the Department of Petroleum Resources.

Incident Response Plan: The Corporation has developed an integrated incident response plan to address foreseeable emergencies. This plan provides the framework on which a single or multiple emergency situation can be simultaneously managed, while maintaining a disciplined command and control of events. Emergencies such as fire, well control, medical evacuation, oil spill and civil disturbances have developed response annexes. Regular exercises are conducted at all locations to assess the awareness and preparedness of responders and to test the adequacy and state of readiness of emergency response equipment.

Insurance

The Corporation's producing oil and gas properties are all located in Nigeria. Pursuant to the terms of the Corporation's Nigerian Production Sharing Contracts, NNPC is the license holder while Addax Petroleum, as contractor, operates the fields. Addax Petroleum bears all of the risk and costs of exploration, development and operation. However, under the terms of the Nigerian Production Sharing Contracts the field equipment in Nigeria is owned by NNPC and is therefore insured by NNPC under a global policy (the "**CIP Policy**") which covers all of NNPC's assets and provides property damage and comprehensive general liability insurance coverage. The Corporation is co-insured under NNPC's CIP Policy as a contractor to NNPC. Addax Petroleum

believes that the coverage under the CIP Policy meets international oil industry practice and standards and the limits and deductibles are adequate for the operations in Nigeria.

Addax Petroleum has procured construction all risks insurance coverage in respect of its operations in OPL90. Coverage is for works executed anywhere in the world in performance of contracts relating to OPL90 including loss of, or damage to, the pipelines, risers, umbilicals, christmas trees and completions to be installed. Addax Petroleum has also recently procured construction all risks insurance coverage in respect of its operations in OML123 relating to the subsea works associated with the replacement of the FPSO.

Addax Petroleum's policy is to arrange such other insurance from time to time in respect of its other operations as required and in accordance with industry practice.

SELECTED FINANCIAL INFORMATION

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30,	As at December 31,	
	2005	2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Assets			
Cash and cash equivalents	8.5	3.8	56.0
Other current assets	207.9	96.6	65.0
Total current assets	216.4	100.5	121.0
Property, plant and equipment	471.9	497.7	296.9
Other non-current assets	181.1	18.7	15.6
Total non-current assets	653.1	516.4	312.6
Total assets	**869.5**	**616.9**	**433.6**
Liabilities and equity			
Current liabilities	321.6	266.9	184.7
Long-term debt	100.0	65.0	–
Other non-current liabilities	137.6	107.7	105.2
Total liabilities	559.2	439.6	289.9
Share capital	20.0	20.0	20.0
Retained earnings	290.3	157.3	123.7
Shareholders' equity	310.3	177.3	143.7
Total liabilities and equity	**869.5**	**616.9**	**433.6**

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue					
Petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.0
Net sales	700.8	300.8	420.7	314.7	303.1
Other revenue	1.3	1.3	1.8	1.7	1.6
Total net revenue	**702.1**	**302.1**	**422.5**	**316.4**	**304.7**
Expenses					
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Interest on long term debt	1.9	1.9	1.7	1.6	1.2
Other interest and other finance charges	0.4	–	0.5	5.5	2.9
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Impairment of property, plant and equipment	–	–	3.8	4.5	–
Foreign exchange (gains) losses	0.8	–	0.4	(1.3)	(0.2)
Total expenses	**226.6**	**125.3**	**189.4**	**163.3**	**119.9**
Non-controlling interest	–	–	–	(2.4)	(9.8)
Current income taxes	(256.9)	(109.1)	(140.4)	(101.7)	(34.7)
Future income taxes	(50.6)	(26.4)	(30.1)	(25.7)	(72.3)
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA					
CFFO	322.2	118.4	171.0	118.6	184.2
Net cash from operating activities	284.4	136.7	226.8	219.4	181.5
Expenditures on property, plant and equipment	(276.2)	(183.0)	(314.2)	(154.1)	(170.4)
Net cash flow used in investing activities	(276.2)	(183.0)	(314.2)	(175.1)	(170.4)
Net cash (used in) from financing	(3.5)	6.5	35.3	(31.0)	8.0
Net (decrease) increase in cash and cash equivalents	4.7	(39.7)	(52.1)	13.2	19.2
PER SHARE DATA[1][2]					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All per share amounts are calculated on the basis of 120 million outstanding Common Shares of Addax Petroleum Corporation, giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the rest of the prospectus, including the Corporation's consolidated financial statements and related notes thereto beginning on page F-7 of this prospectus and the "Selected Financial Information". The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries. After giving effect to the Pre-IPO Transactions, the Corporation will own legally and beneficially 100 per cent of the common shares of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties. The Corporation's actual results and the timing of events could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Prospectus, particularly under the headings "Forward Looking Statements" and "Risk Factors".

Addax Petroleum defines "cash flow from operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

Overview

The Corporation is an international oil and gas exploration and production company focused on Africa and the Middle East. It has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. The Corporation currently has 11 producing fields, and has increased its crude oil production from an average of 8,800 bbls/d for 1998 to an average of approximately 74,450 bbls/d for October 2005. As at September 30, 2005, the Corporation had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls.

The Corporation is the largest independent oil producer in Nigeria and operates all four of its 100 per cent owned Nigerian properties, which account for all of its oil production. OML123 is located in shallow water and produces the majority of the Corporation's crude oil, a medium to light quality crude called the Antan Blend. OML124 is located onshore and produces light quality crude oil called the Brass River Blend. OPL90 is located offshore in medium depth water and produces light quality crude oil called the Okwori Blend, and OPL225 is an offshore exploration property located in medium depth water adjacent to OPL90.

The Corporation performs its oil activities in Nigeria through two Production Sharing Contracts with NNPC. Under each Nigerian Production Sharing Contract, the Corporation bears the development and exploration risk for the properties and funds all operating expenses and capital expenditures. In return, the Corporation is entitled to recover these costs and expenditures based on a production sharing formula after commercial discoveries are made and production begins and after the payment of royalties and production taxes. The Corporation shares with NNPC the oil remaining after the payment of royalties, costs and expenditures and production taxes on a sliding scale based on monthly production under each Nigerian Production Sharing Contract. All of the crude oil produced from the Corporation's operations is sold on an arm's length basis to ABV, a wholly-owned subsidiary of AOG, under the terms of the Crude Oil Supply Agreements.

In addition to Nigeria, the Corporation is active in Cameroon, where it has a 60.0 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation, and Gabon, where it has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The Corporation is also pursuing a number of new venture opportunities in the Middle East and Africa, primarily relating to the Taq Taq Property, the Okwok Property and the Block 4 Property in the Joint Development Zone.

Material Factors Affecting the Corporation's Results of Operations and Financial Condition

Management believes that the following factors have had, and will continue to have, a material effect on the Corporation's results of operations and financial condition.

Oil Prices

The Corporation's results of operations are influenced significantly by crude oil prices. Crude oil prices have been volatile in the past and are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and a number of other factors, including government regulation, social and political conditions and the weather.

The prices for oil produced by the Corporation are related to the price of Brent crude oil in the world markets. Brent crude prices have increased from an average price of $28.84 per barrel in 2003 to an average price of $38.22 per barrel in 2004 and to an average price of $53.54 per barrel for the first nine months of 2005. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October, 2005, the average price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Coast region. For the nine months ended September 30, 2005, approximately 74 per cent of the Corporation's crude oil production was Antan Blend, which sold at an average discount to Brent crude of approximately seven per cent in the nine months ended September 30, 2005 and approximately six per cent in 2004. Prices for Antan Blend have increased to an average of $50.02 per barrel for the nine months ended September 30, 2005 from $36.08 per barrel for the same period in 2004.

The increase in oil prices has had a significant positive impact on the Corporation's net revenue, CFFO and net income, particularly in 2004 and the nine months ended September 30, 2005.

Production and Reserves

The Corporation's revenues and net income also depend on its production levels and its ability to replace its reserves. The Corporation has historically increased production by employing advanced and proven technologies to increase production in mature fields, drilling additional wells on its existing properties and acquiring and developing additional properties. The Corporation had 201.3 mmbbls of proved and probable reserves as at September 30, 2005. The Corporation increased production by 55 per cent to an average of 62.1 mbbls/d in the nine months ended September 30, 2005 from an average of 40.0 mbbls/d during the same period in 2004. The increased production was due mainly to the Okwori Property and the Nda field test well in OPL90 coming on-stream in March 2005 and 11 new wells coming on-stream in OML123.

Operating Expenses and Capital Costs

Operating expenses are the costs of producing oil and consist of items such as labour, FPSO leasing obligations, supplies, maintenance, repairs and utilities. The Corporation maintained an average operating expense of $6.46 per barrel for the nine months ended September 30, 2005 from $6.07 per barrel for the same period in 2004. Operating expenses increased in large part because of the costs associated with development at the Okwori Property. Operating expenses relating to the Okwori Property have averaged $6.88 per barrel during its start up phase in 2005. Production from the Okwori Property is still increasing and operating costs are expected to decline on a per barrel basis as the field reaches full production.

Capital costs are capitalized and expensed to the income statement and include engineering studies, seismic acquisition, drilling of exploration, appraisal and development wells, the acquisition of leases and facilities costs. Facilities costs include the construction and installation of platforms and the purchase and installation of

pipelines. All costs prior to the first lifting are capitalized. The costs of drilling rig and supply boat day rates increased significantly during 2005.

Taxes

Taxes paid in Nigeria pursuant to the Production Sharing Contracts vary materially based upon, among other factors, world oil prices and capital expenditures of the Corporation. The percentage of revenues that the Corporation pays as Tax Oil decreases during periods of lower oil prices and increases during periods of higher oil prices. Tax Oil thus serves as a partial hedge against changes in the price of oil.

The Nigerian Production Sharing Contracts are also designed to stimulate capital investment in the Nigerian oil industry. Certain capital expenditures are recoverable as capital allowances prior to the calculation of Tax Oil and therefore, have the effect of reducing taxes otherwise payable under the Nigerian Production Sharing Contracts at a rate of 60 per cent. However, in the event that deductions for capital allowances and capital investment allowances reduce the taxes otherwise payable to zero, a 15 per cent tax charge is applied to the taxable amount prior to deduction of certain capital allowances and capital investment allowances.

In the nine months ended September 30, 2005, the Corporation was taxed at the 15 per cent tax rate in relation to the OPL90/225 PSC. As at September 30, 2005, the Corporation had $120.6 million of unutilized capital investment allowance relating to OPL90 and OPL225. In addition, $55.2 million of costs incurred by a prior operator were available for recovery as Cost Oil. $44.2 million of these costs have been allocated to operating expenses and utilized, while the balance of $11.0 million has been allocated to capital costs. The Corporation expects to become subject to the standard tax rate of 60 per cent under the OPL90/225 PSC, if and when it utilizes its capital allowances and capital investment allowances. The Corporation's 2006 budget assumes that the 60 per cent rate would apply to OPL90/225.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production, operating costs and taxes for the OPL90/225 PSC would have had on Addax Petroleum's net income for the nine months ended September 30, 2005, had these changes occurred on January 1, 2005. These calculations are based on business conditions, production and sales volumes existing in the nine months ended September 30, 2005. The 1,000 bbls/d increase has been allocated evenly to OML123, OML124 and OPL90 once initial production from OPL90 commenced in March 2005. Prior to March 2005, production is assumed to come entirely from OML123 and OML124.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	5.4	0.05
Crude oil production	1,000 bbls/d	4.3	0.04
Increase in operating costs	10%	(4.2)	(0.04)
Tax rate for OPL90/225 PSC	45% (15% to 60%)	(20.0)	(0.17)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Nine months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Summary

The Corporation's production figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period.

During the nine months ended September 30, 2005, the Corporation brought 11 new wells on-stream. The majority of these wells were in the Adanga, Oron West and North Oron fields in OML123. The Okwori Property and the Nda field test well in OPL90 came on-stream in March 2005. The addition of the new wells increased the Corporation's crude oil production by 58 per cent to 16.9 mmbbls for the nine months ended September 30, 2005

from 10.7 mmbbls in the same period in 2004. Average daily production for the nine months ended September 30, 2005 was 62.1 mbbls/d, representing an increase from the average daily production of 39.1 mbbls/d during the same period in 2004.

The Corporation's total crude oil production by property for the nine months ended September 30, 2005 was 12.5 mmbbls from OML123, 1.0 mmbbls from OML124, and 3.4 mmbbls from OPL90 (which commenced production in March 2005), as compared with 9.6 mmbbls from OML123 and 1.1 mmbbls from OML124 for the same period in 2004.

Net income increased to $168.0 million for the nine months ended September 30, 2005 from $41.3 million for the same period in 2004. The following table summarizes the Corporation's results of operations for the nine months ended September 30, 2005 as compared to the same period in 2004.

	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004	Change	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	840.6	367.8	129	52.21	35.37
Royalties	(139.8)	(67.0)	109	(8.68)	(6.44)
Net sales	700.8	300.8	133	43.53	28.92
Total net revenue	702.1	302.1	132	43.61	29.05
Operating expenses	(104.0)	(63.1)	65	(6.46)	(6.07)
General and administration expenses	(11.3)	(13.5)	(16)	(0.70)	(1.30)
Depletion, depreciation and accretion	(108.1)	(46.8)	131	(6.71)	(4.50)
Other[1]	(3.2)	(1.9)	68	(0.21)	(0.18)
Total net revenue less total expenses	475.5	176.8	169	29.53	17.00
Current taxes	(256.9)	(109.1)	135	(15.96)	(10.49)
Future taxes	(50.6)	(26.4)	92	(3.14)	(2.54)
Net Income	**168.0**	**41.3**	**307**	**10.43**	**3.97**

Notes:

(1) Includes interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales are reported on the basis of production volumes sold gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income on the balance sheet.

Due to favourable market conditions, the average realized price for the Corporation's crude oil increased by 48 per cent to $52.21 per barrel for the nine months ended September 30, 2005 from $35.37 per barrel for the same period in 2004.

Petroleum sales increased by 129 per cent to $840.6 million for the nine months ended September 30, 2005 from $367.8 million for the same period in 2004. The increase reflects both a 48 per cent increase in the average sales price and a 58 per cent increase in average daily production. Petroleum sales volumes for the nine months ended September 30, 2005 were 16.1 mmbbls compared with 10.4 mmbbls for the same period in 2004.

Royalties

The following table summarizes the component parts of Royalties for the nine month periods ended September 30, 2005 and 2004:

	9 Months Ended September 30,			9 Months Ended September 30,	
	2005	2004	Change	2005	2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(58.7)	(24.0)	144	(3.65)	(2.31)
NNPC Profit Oil	(58.4)	(25.5)	129	(3.63)	(2.45)
NDDC	(8.7)	(9.3)	(7)	(0.54)	(0.90)
Education Tax	(9.6)	(4.3)	122	(0.60)	(0.42)
Tax Inversion Penalty	(4.4)	(3.9)	13	(0.28)	(0.36)
Total Royalties	**(139.8)**	**(67.0)**	**109**	**(8.68)**	**(6.44)**

Royalties include Nigerian Royalty Oil, NNPC's share of Profit Oil, Niger Delta Development Commission ("**NDDC**") levy, education tax and tax inversion penalty.

- Royalty Oil is calculated in accordance with the Corporation's Nigerian Production Sharing Contracts on a field by field basis.
- Profit Oil is calculated in accordance with the Nigerian Production Sharing Contracts and is equal to the realized price for crude oil less Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and the Corporation depending on the licence and the monthly volumes produced.
- NDDC levy is calculated as 3 per cent of budgeted expenditures. For OPL90, this amount was calculated once first lifting occurred in June 2005. Before first lifting, there was no liability for the levy.
- Education tax is calculated as a 2 per cent charge on taxable profit before capital allowances are deducted.
- The tax inversion penalty is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates of less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates of more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum would be subject to this penalty if the Corporation's average production from the OML123/124 PSC is above 50 mbbls/d in 2005. If, as management expects, the production average exceeds 50 mbbls/d for 2005, the Corporation's maximum exposure to the tax inversion penalty is estimated to be approximately $4.5 million.

Royalties increased by 109 per cent to $139.8 million for the nine months ended September 30, 2005 from $67.0 million for the same period in 2004. This increase was due to the rise in petroleum sales which in turn resulted in Royalty Oil increasing by 144 per cent to $58.7 million from $24.0 million and includes $5.3 million of Royalty Oil resulting from OPL90 crude oil production (2004 — nil), and NNPC's share of Profit Oil increasing 129 per cent to $58.4 million from $25.5 million, due to increased profitability from OML123 and OML124, primarily as a result of higher sales volumes and prices.

The NDDC levy decreased by $0.6 million to $8.7 million for the nine months ended September 30, 2005 from $9.3 million for the same period in 2004. Education tax increased by 122 per cent to $9.6 million for the nine months ended September 30, 2005 from $4.3 million for the same period in 2004. The increase in education tax was a result of higher taxable income before allowances in OML123 and OML124 and the inclusion of OPL90 income for the first time. The tax inversion penalty increased by 13 per cent to $4.4 million for the nine months ended September 30, 2005 from $3.9 million for the same period in 2004 due primarily to management's expectation that OML123 and OML124 will produce in excess of 50.0 mbbls/d for 2005.

Operating Expenses

Operating expenses increased by 65 per cent to $104.0 million for the nine months ended September 30, 2005 from $63.1 million during the same period in 2004. The increase was primarily due to (i) an increase in employee costs and benefits of $4.5 million following the recruitment of 20 additional professionals in Nigeria to support ongoing operations and development in the Okwori field; (ii) an increase of $5.0 million in Lagos office costs; (iii) an increase of $4.3 million for production and maintenance work on OPL90; and (iv) an increase of $7.5 million in FPSO charter costs following the lease of a TPU (temporary production unit) which was used to continue production from the Adanga platform while upgrades were being made. In addition, operating expenses for OPL90 for the nine months ended September 30, 2005 were $23.2 million, as compared with no operating expenses for OPL90 in 2004.

Per barrel operating expenses increased to $6.46 in the nine months ended September 30, 2005 from an average of $6.07 for the same period in 2004.

General and Administrative Expenses

General and administrative charges relate to corporate costs and new venture activities. These costs are not tax deductible for Nigerian tax purposes.

General and administrative expenses decreased by 16 per cent to $11.3 million for the nine months ended September 30, 2005 from $13.5 million for the same period in 2004. This decrease was due primarily to the Corporation incurring $2.2 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 131 per cent to $108.1 million for the nine months ended September 30, 2005 from $46.8 million for the same period in 2004. The 2005 figure includes $30.2 million in depreciation on OPL90 assets which were not depreciated in 2004 as production from OPL90 did not commence until March 2005. Depreciation for OML123 and OML124 assets increased by $28.6 million for the nine months ended September 30, 2005 compared to the same period in 2004, due primarily to increased production which led to an increase in the unit of production rate used to calculate depreciation. This higher unit of production rate was due primarily to the addition of the Okwori Property costs to the depletion, depreciation and accretion pool. The average development cost per barrel for projects in OML123/124 is approximately $4.00 to $6.00 per barrel compared with significantly higher development costs of approximately $10.00 per barrel for the Okwori Property.

Current Income Taxes

The fiscal terms of the Corporation's main operations in Nigeria are set out in the Production Sharing Contracts as modified by the Nigerian government on November 21, 2001. Taxation is calculated at the statutory rate on income which is taxable in Nigeria as a result of activities under the Production Sharing Contract.

Current Income Taxes increased by 135 per cent to $256.9 million for the nine months ended September 30, 2005 from $109.1 million for the same period in 2004. This increase was due primarily to an increase in petroleum sales, which generated a higher taxable basis for the nine months ended September 30, 2005. There were $6.6 million of current income taxes for OPL90 for the nine months ended September 30, 2005 and no income tax for the same period in 2004. Income from OPL90 for the nine months ended September 30, 2005 was taxed at 15 per cent.

Future Income Taxes

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Future income taxes increased by 92 per cent to $50.6 million for the nine months ended September 30, 2005 from $26.4 million for the same period in 2004. This increase is primarily due to a future tax liability of $20.1 million for the OPL 90/225 PSC for the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Summary

During 2004, 15 new wells came on-stream, including two extended well tests. The Corporation also implemented initiatives to optimize production from existing wells. This resulted in an increase in production by 6 per cent to 14.6 mmbbls in 2004 from 13.8 mmbbls in 2003 and an increase in the average daily crude oil production rate to 40.0 mbbls/d in 2004 from 37.7 mbbls/d in 2003.

Total oil production for 2004 was 14.6 mmbbls, 91 per cent of which was from OML123 (13.2 mmbbls) with the remainder from OML124 (1.4 mmbbls).

In 2004, net income increased by 169 per cent to $62.6 million from $23.3 million in 2003. The following table summarizes the Corporation's results of operations for 2004 as compared to 2003.

	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	524.1	381.8	37	36.65	27.47
Royalties	(103.4)	(67.1)	54	(7.23)	(4.83)
Net sales	420.7	314.7	34	29.42	22.64
Total net revenue	422.5	316.4	34	29.55	22.76
Operating expenses	(87.5)	(76.8)	14	(6.12)	(5.53)
General and administration expenses	(18.2)	(15.0)	21	(1.27)	(1.08)
Depletion, depreciation and accretion	(77.2)	(61.3)	26	(5.40)	(4.41)
Other[1]	(6.5)	(10.2)	(36)	(0.46)	(0.73)
Total net revenue less total expenses	233.1	153.1	52	16.30	11.01
Current taxes	(140.4)	(101.7)	38	(9.82)	(7.32)
Future taxes	(30.1)	(25.7)	17	(2.10)	(1.85)
Non-controlling interest	–	(2.4)	n/a	–	(0.16)
Net Income	**62.6**	**23.3**	**169**	**4.38**	**1.68**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 37 per cent to $524.1 million in 2004 from $381.8 million in 2003. The increase reflects both a 33 per cent increase in the average realized sales price and a 6 per cent increase in average daily production. The average realized price per barrel increased by 33 per cent to $36.65 in 2004 from $27.47 in 2003.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2004 and 2003.

	Year Ended December 31,			Year Ended December 31,	
	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(36.0)	(28.2)	27	(2.51)	(2.03)
NNPC Profit Oil	(45.5)	(28.7)	59	(3.18)	(2.06)
NDDC	(11.8)	(6.4)	84	(0.82)	(0.46)
Education Tax	(6.3)	(3.8)	64	(0.44)	(0.27)
Tax Inversion Penalty	(3.8)	–		(0.27)	–
Total Royalties	**(103.4)**	**(67.1)**	**54**	**(7.22)**	**(4.82)**

Royalties increased by 54 per cent to $103.4 million in 2004 from $67.1 million in 2003. This increase was due to the increase in petroleum sales outlined above which resulted in Royalty Oil increasing by 27 per cent to $36.0 million in 2004 from $28.2 million in 2003, and NNPC's share of Profit Oil increasing by 59 per cent to $45.5 million in 2004 from $28.7 million in 2003, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices.

The NDDC levy increased by 84 per cent to $11.8 million in 2004 from $6.5 million in 2003, due primarily to a $5.0 million accrual relating to a change in the basis on which the NDDC levy was calculated. The NDDC levy was calculated based on actual expenditures in 2002 and 2003 and budgeted expenditures in 2004. The Corporation had been lobbying to change the basis of the NNDC levy calculation and it became apparent in 2004 that the method which the Nigerian authorities wished to use was budgeted expenditure. This calculation method is still being disputed by the Corporation. The additional increase is mainly due to higher expenditures in 2004 compared to 2003. Education tax increased by 64 per cent to $6.3 million in 2004 from $3.9 million in 2003, due to higher taxable income before allowances.

The tax inversion penalty in 2004 relates to a tax audit of the Corporation's 1998 to 2001 financials where NNPC and the Corporation agreed on final tax accounts. The method of calculating operating costs for the costs penalty arrangement is still to be agreed. However, following the audit, and applying the Corporation's method of calculating operating costs per barrel, the cost per barrel for 2000 was greater than $7.50 per barrel. Thus, the tax inversion penalty was accrued in 2004.

Operating Expenses

Operating expenses increased by 14 per cent to $87.5 million in 2004 from $76.8 million in 2003. This increase was primarily due to an increase in employee costs and benefits of $5.2 million following the recruitment of additional professionals in Nigeria to support ongoing operations and development on the Okwori Property and an increase of $5.8 million in FPSO charter costs following the lease of a temporary production unit which was used to process crude oil while the Adanga Platform was closed for upgrades. This increase was partially offset by a decrease of $0.8 million in onshore maintenance costs (pipeline and facilities) and $0.8 million in custom duties on the importation of well material. The per barrel operating cost increased to $6.12 in 2004 from $5.53 in 2003.

General and Administrative Expenses

General and administrative expenses increased by 21 per cent to $18.2 million in 2004 from $15.0 million in 2003. This increase was due primarily to the Corporation incurring $4.0 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 26 per cent to $77.2 million in 2004, from $61.3 million in 2003, largely as a result of increased production and a larger depreciable base. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.99 per barrel to $5.40 per barrel in 2004 from $4.41 per barrel in 2003.

In 2004, the Corporation wrote off $3.8 million, which represented its portion of the costs associated with the drilling of an unsuccessful exploratory well in Gabon in early 2004.

In 2003, production from two cost pools, OPL90 and OPL225 and the Ngosso Property, had not yet commenced. Accordingly, no depreciation charge for these costs was calculated and all costs were capitalized. The Corporation planned to acquire 3D seismic data in the Ngosso Property in 2003, but the project was postponed due to the Cameroon-Nigeria border dispute. In 2003, the Corporation wrote off capitalized intangible costs of $4.3 million which were incurred for mobilization and demobilization of a seismic data acquisition team in the Ngosso Property.

Current Income Taxes

Current income taxes increased by $38.7 million to $140.4 million in 2004 from $101.7 million in 2003. This increase is due primarily to a 35.0 per cent increase in petroleum sales which generated a higher taxable basis in 2004 compared to 2003, and an increase in PPT charges of $9.6 million relating to whether certain capital costs regarding the acquisition of the Nigerian properties should be charged to Cost Oil.

Future Income Taxes

Future income tax expense increased by 17 per cent to $30.1 million in 2004 from $25.7 million in 2003. The increase is due primarily to additional capital expenditure of which intangible drilling costs are expensed in the tax accounts and capitalized in the financial statements, offset by greater depletion, depreciation and accretion compared to capital allowances.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Summary

In OML123, five new wells came on-stream in 2003 and initiatives were implemented to optimize production from existing wells. In OML124, the Corporation implemented a drilling program that resulted in two new producing wells being brought on-stream. Principally as a result, crude oil production increased by 20 per cent to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002. The average daily rate of production increased to 37.7 mbbls/d in 2003 from 31.5 mbbls/d in 2002.

Total crude oil production for 2003 was 13.8 mmbbls, 85.5 per cent of which was produced from OML123 (11.8 mmbbls), with the remainder produced from OML124 (2.0 mmbbls).

In 2003, net income decreased by 66 per cent to $23.3 million as compared to $68.2 million in 2002. The following table summarizes the Corporation's results of operations for 2003 as compared to 2002.

	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	381.8	284.1	34	27.47	24.28
Royalties	(67.1)	19.1	n/a	(4.83)	1.63
Net sales	314.7	303.2	4	22.64	25.91
Total net revenue	316.4	304.8	4	22.76	26.05
Operating expenses	(76.8)	(64.8)	19	(5.53)	(5.54)
General and administration expenses	(15.0)	(11.1)	35	(1.08)	(0.95)
Depletion, depreciation and accretion	(61.3)	(40.1)	53	(4.41)	(3.43)
Other[1]	(10.2)	(3.9)	162	(0.73)	(0.33)
Total net revenue less total expenses	153.1	184.9	(17)	11.01	15.80
Current taxes	(101.7)	(34.7)	193	(7.32)	(2.97)
Future taxes	(25.7)	(72.3)	(64)	(1.85)	(6.18)
Non controlling interest	(2.4)	(9.7)	(75)	(0.16)	(0.83)
Net Income	**23.3**	**68.2**	**(66)**	**1.68**	**5.82**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 34 per cent to $381.8 million in 2003 from $284.1 million in 2002. The increase reflects both a 13 per cent increase in the average realized price of the Corporation's crude oil ($27.47 in 2003 compared to $24.28 in 2002) and a 20 per cent increase in sales. The number of barrels lifted increased to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2003 and 2002.

	Year Ended December 31,			Year Ended December 31,	
	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(28.2)	35.2	n/a	(2.03)	3.01
NNPC Profit Oil	(28.7)	(6.4)	344	(2.06)	(0.55)
NDDC	(6.4)	(8.1)	(21)	(0.46)	(0.69)
Education Tax	(3.8)	(1.6)	143	(0.28)	(0.14)
Total Royalties	**(67.1)**	**19.1**	**n/a**	**(4.83)**	**1.63**

Royalties increased to $67.1 million in 2003 from a credit of $19.1 million in 2002. Royalty Oil increased to $28.2 million in 2003 from a credit of $35.2 million in 2002. Royalty Oil in 2002 included a credit of $53.7 million due to the implementation of new royalty terms during 2002, but made effective retroactively as of January 1, 2000. In addition, the increase in production between 2003 and 2002 resulted in higher royalties. NNPCs' share of Profit Oil increased to $28.7 million in 2003 from $6.4 million in 2002, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices. Following an audit by NNPC in 2003, the Corporation agreed with NNPC that capital investment allowance was not deductible in calculating NNPC Profit Oil. This increased NNPC Profit Oil in 2003 by $10.3 million. In 2002, NNPC Profit Oil had carried forward losses from prior years, which reduced the 2002 change.

NDDC levies decreased by 21 per cent to $6.5 million in 2003 from $8.1 million in 2002. The decrease in NDDC levies was due primarily to lower capital expenditures in 2003. Education tax increased by 143 per cent to $3.9 million in 2003 from $1.6 million in 2002. The increase was due to higher taxable income before allowances in 2003. In 2003 and 2002, the NDDC levy was calculated based on actual expenditures (as opposed to budgeted expenditures) incurred on OML123 and OML124. As no crude oil was produced and sold from OPL90 and OPL225 in 2003 or 2002, no petroleum levies were calculated for these properties.

Operating Expenses

Operating expenses increased by 19 per cent to $76.8 million in 2003 from $64.8 million in 2002. This increase was due primarily to a $4.4 million increase in the OML123 FPSO costs following the leasing of a second production processing train for the FPSO, a $2.2 million increase in employee costs, a $2 million provision for Nigerian withholding tax in 2003, a $1.2 million increase in supply vessel costs of the Corporation's offshore operations, a $1 million restructuring charge incurred in 2003 and a $0.6 million increase in third party maintenance staff costs. Per barrel operating costs decreased by $0.01 to $5.53 in 2003 from $5.54 in 2002.

General and Administrative Expenses

General and administrative expenses increased by $3.9 million to $15.0 million in 2003 from $11.1 million in 2002. This increase was primarily due to an increase in new ventures activities and office expansion activities in Geneva.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 53 per cent to $61.3 million in 2003 from $40.1 million in 2002. This increase was primarily due to the increase of the unit of production rate used to calculate total depreciation. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.98 to $4.37.

Current Income Taxes

Current Income Taxes increased by 193 per cent to $101.7 million in 2003 from $34.7 million in 2002. This increase was due primarily to a 27.2 per cent increase in petroleum sales which generated a higher taxable basis in 2003. Tax loss and allowance carry forwards were used before 2003, which significantly reduced the 2002 tax charge. A tax accrual of $8.0 million was taken in 2003 relating to a reserve addition bonus for reserve additions in 1999, which the Nigerian authorities disallowed in 2003 and which the Corporation successfully contested. Another tax accrual, also for $8.0 million, was taken relating to studies which were capitalized by the Corporation.

Future Income Taxes

Future income taxes decreased by 64 per cent to $25.7 million in 2003 from $72.3 million in 2002. The decrease was a result of a $16 million tax deferral for the Okwori Property, which was offset by an increase in the timing differences in OML123 and OML124 and the accumulation of capital investment allowance carry forwards in 2003.

Consolidated Results of Operations by Quarter

The following table sets forth a summary of the Corporation's results of operations for the periods indicated.

	2005			2004				2003			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($thousand)										
Petroleum sales	387.8	258.2	194.5	156.4	146.6	117.1	104.0	96.2	98.4	89.4	97.8
Net income	85.6	53.5	28.9	21.3	15.8	13.7	11.8	(8.1)	13.8	1.4	16.2
Net income per share — basic and diluted	0.71	0.45	0.24	0.18	0.13	0.11	0.10	(0.07)	0.12	0.01	0.14

Petroleum Sales

The volume of crude oil sold by the Corporation per fiscal quarter for the first three fiscal quarters of 2005 was 4.4 mmbbls, 5.4 mmbbls and 6.4 mmbbls, respectively. Petroleum sales for the first three quarters of 2005 increased as production from OML123 and OML124 increased and as production from OPL90 was brought on-stream in March 2005. Petroleum sales from OPL90 and OPL225 per fiscal quarter for the first three quarters of 2005 were nil mmbbls, 0.9 mmbbls and 1.7 mmbbls, respectively. The average sales price per quarter for the first three fiscal quarters of 2005 was $43.13 per barrel, $49.67 per barrel and $59.89 per barrel, respectively. The increasing volumes and prices throughout the quarters, including first sales from OPL90 and OPL225, accounted for the increasing petroleum sales per quarter.

In 2004, the volumes of crude oil sold by the Corporation per fiscal quarter were 3.3 mmbbls, 3.4 mmbbls, 3.7 mmbbls and 4.0 mmbbls, respectively. Petroleum sales in 2004 were affected by increasing production during the year. The average sales price per fiscal quarter generally increased throughout 2004 as follows: $30.53 per barrel, $33.52 per barrel, $40.22 per barrel and $40.14 per barrel. The increasing volumes and prices throughout the year accounted for the rising total petroleum sales per quarter.

For the four fiscal quarters in 2003, the volumes sold were 3.3 mmbbls, 3.6 mmbbls, 3.7 mmbbls and 3.3 mmbbls, respectively. The average sales price in the first quarter was $30.46 per barrel, dropping to $25.01 per barrel in the second quarter and then rising to $27.51 and $28.30 per barrel in the third and fourth quarters, respectively.

Net Income

Net income by fiscal quarter for the first three quarters of 2005 were $28.9 million, $53.5 million and $85.6 million, respectively. The increase in net income in the second quarter compared to the first quarter of $24.6 million was due primarily to an increase in petroleum sales from $194.5 million in the first quarter to $258.2 million in the second quarter. Second quarter petroleum sales included initial sales from the Okwori Property of $53.6 million. The increase in petroleum sales in the second quarter was offset by costs from Okwori production of $30.1 million. Taxes were flat in the second quarter due to production from the Okwori Property having a low tax rate and large tax allowances obtained from a previous operator of OPL90. Net income increased in the third quarter compared to the second quarter by $32.1 million primarily due to an increase in petroleum sales from $258.2 million in the second quarter to $387.8 in third quarter. Third quarter petroleum sales from the Okwori Property were $106.3 million as compared to $53.6 million in the second quarter. The increase in petroleum sales in the third quarter was offset by costs from Okwori production of $59.3 million. Taxes increased in the third quarter compared to the second quarter by $60.6 million due to the Okwori Property having utilised its tax allowances. Costs in OML123 and OML124 increased by $31.2 million in the third quarter compared to the second quarter due to increasing royalties and depletion, depreciation and accretion.

Net income by quarter for 2004 was $11.8 million, $13.7 million, $15.8 million and $21.3 million, respectively. The increase in net income in the second quarter compared to the first quarter of $1.9 million was due primarily to an increase in petroleum sales from $104.0 million in the first quarter to $117.1 million in the second quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $6.1 million and increased administration costs, which were not tax deductible. Net income increased in the third quarter

compared to the second quarter by $2.1 million due primarily to an increase in petroleum sales from $117.1 million in the second quarter to $146.6 million in the third quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $17.2 million. Net income increased in the fourth quarter compared to the third quarter by $5.5 million due primarily to an increase in revenues from $146.6 million in the third quarter to $156.4 million in the fourth quarter, a decrease in taxes of $10.0 million due mainly to a partial reversal of the reserve addition bonus tax accrual and a $13.5 million increase in depletion costs.

Net income/(loss) by quarter for 2003 was $16.2 million, $1.4 million, $13.8 million and $(8.1) million. The decrease in net income in the second quarter compared to the first quarter of $14.9 million was due largely to an increase in administration costs from $5.1 million in the first quarter to $16.7 in the second quarter. Administration costs are not tax deductible as they are not incurred for Nigerian activities. Net income in the third quarter returned to levels comparable to first quarter net income. $16 million of tax accruals and a $10.3 million additional charge to NNPC Profit Oil were taken in the fourth quarter. These tax accruals were comprised of $8.0 million for the possible loss of a tax offset for a reserve addition bonus earned in 1999 and $8.0 million for reclassification of studies from capital cost to operating expense in the tax accounts. This reclassification produced a loss of capital investment allowances, thereby increasing the tax charge.

Liquidity and Capital Resources

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori Property in OPL90. The Corporation has not experienced seasonal impact on its cash flows. Currently, the Corporation generates all of its cash from operating activities of its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries. After the closing of this offering, APNV will be a wholly owned subsidiary of the Corporation and transfers of funds by APNV to the Corporation in the form of cash dividends, loans or advances will be restricted by the provisions of the credit facility described below. See "Dividends".

The Corporation held total cash and cash equivalents of $8.5 million as at September 30, 2005.

The Corporation has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at November 30, 2005, $80.0 million was drawn down on the credit facility.

The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilisation on the first day of the interest period. The credit facility is secured by debentures given by APNV and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the Crude Oil Supply Agreements, a pledge over the bank accounts and share pledges of APNV's principal subsidiaries. The credit facility is for funding Nigerian capital expenditures. This facility restricts dividends to a maximum of one-third of the Corporation's after tax profit.

Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million prior to the closing of the offering.

Management believes that the Corporation's cash flow generated from operating activities, its cash and cash equivalents, the existing credit facilities and the net proceeds it receives from the offering will be sufficient to fund its foreseeable working capital requirements.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
		($million)		
Net Cash Inflows (outflows) before movements in working capital				
Cash flow from operations	322.2	171.0	118.6	184.2
Net cash flow used in investing activities	(276.2)	(314.2)	(175.2)	(170.4)
Net cash from (used in) financing activities	(3.5)	35.3	(31.0)	8.0
Net increase in cash and cash equivalents	42.5	(107.9)	(87.6)	21.8
(Increase) decrease in working capital	(37.9)	55.8	100.8	(2.6)
Increase (decrease) in cash and cash equivalents	4.6	(52.1)	13.2	19.2
Cash and cash equivalents at end of year	8.5	3.9	56.0	42.8

Cash Flow from Operations

Cash flow from operations was $322.2 million for the nine months ended September 30, 2005, compared to $118.4 million for the same period in 2004, representing an increase of $203.8 million. The increase was due primarily to the increase in income before income taxes of $298.7 million, the Okwori Property coming on-stream in 2005, and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $86.0 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $147.8 million.

Cash flow from operations was $171.0 million in 2004 compared to $118.6 million in 2003, an increase of $52.4 million. The increase was primarily due to the increase in income before income taxes and non-controlling interests of $80.0 million, with a revenue increase of $106.1 million offset by costs of $26.1 million. Additionally, there were increases in non-cash items with the operating activities in 2004, specifically an increase of $19.5 million in depreciation and write-offs. These increases to operating activities were mostly offset by an increase in income tax paid and liftings of Nigerian government entitlement to income tax of $43.1 million.

Cash flow from operations was $118.6 million in 2003 compared to $184.2 million in 2002, a decrease of $65.6 million. The decrease was due primarily to the increase in current income tax payable to the Nigerian government of $65.0 million.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible assets. Net cash used in investing activities was $276.2 million for the nine months ended September 30, 2005 compared to $183.0 million for the same period in 2004, representing an increase of $93.9 million. This increase is due largely to capital expenditures on the development of the Okwori Property and the Nda extended well test of $170.2 million in the nine months ended September 30, 2005 and $95.9 million in the same period in 2004. Property, plant and equipment expenditures on OML123 and OML124 increased in 2005 by $15.0 million to $99.2 million in 2005 from $84.2 million in 2004. Expenditure on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net cash used in investing activities was $314.2 million in 2004, compared to $175.2 million in 2003, an increase of $139.0 million. This increase is due to capital expenditures on the development of the Okwori Property and the Nda extended well test of $165.4 million in 2004. Property, plant and equipment expenditures on OML123 and OML124 decreased to $135.1 million in 2004 from $138.2 million in 2003. Expenditures on intangible assets decreased slightly to $11.4 million in 2004 from $14.3 million in 2003. Additionally, in 2003 the Corporation purchased the non-controlling interest in the Nigeria Production Sharing Contracts for $21.0 million (2004 — nil).

Net cash used in investing activities was $175.2 million in 2003 compared to $170.4 million in 2002. This increase is primarily due to the Corporation's purchase of the non-controlling interest in the Nigerian Production Sharing Contracts for $21.0 million in 2003 (2002 — nil). This increase was offset in part by a

decrease in property, plant and equipment and intangible assets of $16.3 million. This decrease is due to lower capital expenditures on OML123 and OML124 which decreased to $142.1 million in 2003 from $161.1 million in 2002. Expenditures on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net Cash From (Used in) Financing Activities

Net cash used in financing activities was $3.5 million for the nine months ended September 30, 2005 compared to a cash inflow of $6.5 million for the corresponding period for 2004. Drawdowns of $125.0 million were made in the nine months ended September 30, 2005 as compared to $25.0 million in the same period in 2004. Dividends paid increased to $35.0 million in the nine months ended September 30, 2005 from $18.5 million in the same period in 2004. The Corporation repaid debt of $90.0 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil) and paid interest expense of $3.5 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Net cash from financing activities was $35.3 million in 2004 as compared to net cash used in financing activities of $31.0 million in 2003. Drawdowns of $65.0 million were made in 2004 (2003 — nil). Borrowing fees of $2.7 million were paid in 2004 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 (2004 — nil).

Net cash used in financing activities was $31.0 million in 2003 as compared to net cash from financing activities of $8.0 million in 2002. Drawdowns of $25.0 million were made in 2002 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 as compared with $5.0 million in 2002. Dividends paid in 2003 decreased to $6.0 million from $12.0 million in 2002.

Off Balance Sheet Arrangements

The Corporation does not currently have any off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The table below sets forth information relating to the Corporation's contractual obligations and commercial commitments as at September 30, 2005.

Contractual Obligations and Commercial Commitments	Within One Year	From 1 to 5 years	More than 5 years	Total
		($million)		
Long Term Debt	–	100.0	–	100.0
Operating Leases[1]	59.8	231.6	128.6	420.0
Purchase Obligations[2]	144.6	–	–	144.6
Other Long Term Obligations[3]	69.1	–	–	69.1
Total	**273.5**	**331.6**	**128.6**	**733.7**

Notes:

(1) Operating leases are the leases of FPSO's and the TPU.

(2) Consists principally of the purchase of flowlines and pipelines and wellheads in OPL90 and OPL225. and pipelines related to the replacement FPSO in OML123 and OML124.

(3) Consists principally of obligations related to two long term rig charters.

Capital Expenditures

The following table sets forth the Corporation's capital expenditures for the periods indicated.

Capital Expenditures	9 Months Ended September 30, 2005	Year Ended December 31 2004	2003	2002
	($million)			
OML 123/124				
Drilling	71.3	77.3	76.2	118.7
Facilities	18.9	48.0	47.4	30.4
Other	9.0	9.8	14.6	12.0
Sub Total	**99.2**	**135.1**	**138.2**	**161.1**
OPL 90/225				
Exploration	–	21.6	0.5	1.7
Okwori development	130.6	133.3	7.6	0.3
Nda development	24.5	–	–	–
Nda extended well test	8.5	4.9	–	–
Other	9.0	6.4	–	3.4
Sub Total	**172.6**	**166.2**	**8.1**	**5.4**
Cameroon	0.6	0.7	3.5	3.2
Gabon	2.4	10.7	–	–
Other	1.3	1.5	4.3	0.7
Total	**276.1**	**314.2**	**154.1**	**170.4**

Budgeted Capital Expenditures

The Corporation has a substantial capital expenditure program for its current properties and new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million for 2006. These budgeted capital expenditures will fund a four rig drilling program (three of which are currently contracted), the Nda field development, replacement of the current OML123 FPSO, redevelopment of the Adanga field and TPU refurbishment, development of the Oron field, development and exploration on the Okwok Property, gas gathering and gas-lift infrastructure for associated gas and appraisal activity in Iraq, Cameroon and Gabon. Management believes its cash flow generated from operating activities, its cash and cash equivalents and the net proceeds to the Corporation from the offering will be adequate to fund the Corporation's capital expenditure requirements. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred under the production sharing formula. The estimated development cost per barrel added for selected developments is as follows: Nda field development $9.96 per barrel, Ebughu North East infill $6.75 per barrel, Ebughu East in fill $5.38 per barrel. Of the 2006 budget of $815 million, $152 million is for sustaining activities and $663 million is for growth activities.

Capital Expenditures for the Nine Months Ended September 30, 2005

Total capital expenditures for the nine months ended September 30, 2005 were $276.1 million. For the nine months ended September 30, 2005, total capital expenditures on OML123 and OML124 were $99.2 million, including drilling costs of $71.3 million comprised of $2.8 million for one exploration well and $68.5 for 20 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $18.9 million, which included $10.0 million for the OML123 FPSO replacement, $4.8 million for redevelopment of the Adanga Platform and $2.0 million for development of the Oron Platform. OML124 oil facilities expenditure was $1.5 million. Other capital expenditures on OML123 and OML124 included capitalized studies of $5.0 million and $4.0 million of office capital expenditure.

For the nine months ended September 30, 2005, total capital expenditures on OPL90 and OPL225 were $172.6 million. Capital expenditures on OPL90 included $8.5 million for the completion of the Nda extended well test, $71.3 million for development drilling costs on the Okwori Property, which included $58.0 million for the completion of two development wells and the fabrication and laying of flow lines from such wells to the OPL90 FPSO. The other costs of $9.0 million are primarily capitalized interest.

Total capital expenditures of $2.4 million in Gabon for the nine months ended September 30, 2005 primarily related to geological and geophysical studies and the acquisition of seismic data. Total capital expenditures of $0.6 million in Cameroon for the nine months ended September 30, 2005 related to geological and geophysical studies.

Capital Expenditures for the Year Ended December 31, 2004

Total capital expenditures for 2004 were $314.2 million. Total capital expenditures on OML123 and OML124 in 2004 were $135.1 million, including drilling costs of $77.3 million, which related to the drilling of 19 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 in 2004 were $48.0 million, which included $7.8 million for the Ebughu East structure, topsides and oil and gas lines, $6.9 million for the Ebughu North East structure and topsides, $5.6 million for the Oron West extended well test platform and flow line, $9.0 million for the Adanga riser platform, bridge and piping, $3.5 million for the Oron wellhead facility, $2.9 million for the temporary production platform hook-up and $6.1 million on OML124 oil facilities. Other capital expenditures on OML123 and OML124 in 2004 included $6.2 million for capitalized studies and $3.6 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2004 were $166.2 million, including $21.6 million for two exploration wells and $133.3 million for Okwori development costs, which included the completion of two development wells and the fabrication of flow lines from such wells to the OPL90 FPSO.

Total capital expenditures in Gabon in 2004 were $10.7 million, most of which relate to the Topaze exploration well drilled in early 2004, at a cost of $7.0 million. Total capital expenditures of $0.6 million in Cameroon in 2004 related to studies.

Capital Expenditures for the Year Ended December 31, 2003

Total capital expenditures for 2003 were $154.1 million. Total capital expenditures on OML123 and OML124 in 2003 were $138.2 million, including drilling costs of $76.2 million comprised of $23.2 million for the drilling of 3 water injection wells on OML123, $32.6 million for the drilling of 4 development wells on OML123 and $20.4 million for the drilling of 2 development wells on OML124. Facilities costs on OML123 and OML124 were $47.4 million, which included $12.4 million for the Ebughu East structure, topsides and oil and gas lines, $10.1 million for the Ebughu North East structure and topsides, $10.0 million for the Oron West extended well test platform and flow line and $8.0 million for OML 124 oil facilities. Other capital expenditures on OML123 and OML124 included $12.3 million for capitalized studies and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2003 were $8.1 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2003 were $3.5 million relating to the mobilization and demobilization of a seismic team in Cameroon and studies.

Capital Expenditures for the Year Ended December 31, 2002

Total capital expenditure in 2002 were $170.4 million. Total capital expenditures on OML123 and OML124 in 2002 were $161.1 million, including drilling costs of $118.7 million comprised $16.7 million for the drilling of 2 exploration wells on OML123, $66.3 million for the drilling of 16 appraisal and development wells on OML123 and $34.9 million for the drilling of 7 development wells on OML124. Facilities costs on OML123 and OML124 were $30.4 million, which included $12.6 million for two Adanga South flow lines and caissons, $3.8 million for

the Ebughu to TMMP pipeline, $3.1 million for the Ebughu to Bogi gas flow line and $3.0 million for the installation of topsides on Adanga South West. Other capital expenditures on OML123 and OML124 included $9.1 million for capitalized studies, $1.0 million for the conversion of OML123 and OML124 from OPLs to OMLs and $0.7 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2002 were $5.4 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2002 were $3.2 million relating to the mobilization and demobilization of a seismic team into Cameroon and studies.

Transactions with Related Parties

For the nine months ended September 30, 2005, the Corporation sold $512.3 million of crude oil to AOG. The Corporation also paid $3.5 million in charges to AOG relating to management services, trademark licence and IT support and $11.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2004, the Corporation sold $371.4 million of crude oil to AOG. The Corporation also paid $5.0 million in charges to AOG relating to management services, trademark licence and IT support and $10.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2003, the Corporation sold $386.6 million of crude oil to AOG and paid $5.8 million in charges to AOG relating to management services, trademark licence and IT support.

In 2002, the Corporation sold $284.1 million of crude oil to AOG, incurred $6.2 million in charges to AOG relating to management services, trademark licence and IT support and paid $0.4 million in interest to AOG.

New Accounting Pronouncements

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board ("**AcSB**") has issued sections:

- 1530, *Comprehensive Income*;
- 3855, *Financial Instruments — Recognition and Measurement*; and
- 3865, *Hedges*.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Adoption of these standards as at September 30, 2005 would not have an impact on the Corporation's Consolidated Financial Statements.

The AcSB issued Section 3831, *Non-Monetary Transactions*, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Critical Accounting Estimates

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004 explains the significant financial accounting policies used by the Corporation. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and effect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and a reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as

a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. See "Petroleum Reserves and Operational Matters". Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can effect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Financial Controls and Risk Management

The Corporation's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Corporation uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(a) **Foreign exchange risk**

The Corporation operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and Naira (Nigerian currency) against the US dollar. The Corporation uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Corporation entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Corporation had bought CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Corporation's Swiss franc denominated general and administrative expenses to US dollars.

(b) **Commodity price risk**

It is the intention of the Corporation to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less and are consistent with the related production estimate. At September 30, 2005, the Corporation had the following crude oil derivative contract outstanding:

	Put Option
Maturity	March 2006
Volume	10 million barrels
Average price	$21.00 per barrel

(c) **Interest rate risk**

The Corporation's exposure to market risk for changes in interest rates relates primarily to the Corporation's long-term debt obligations.

To manage this risk in a cost efficient manner, the group enters into interest rate swaps, in which the group agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge the cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Corporation entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Corporation drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(d) **Credit risk**

Concentrations of credit risk with respect to trade receivables are limited due to the high portion of related party debtors. Historical experience has indicated no problem in collecting accounts receivable from related party companies. Due to these factors, management believes that there is no significant credit risk inherent in the Corporation's trade receivables, beyond amounts provided for specific collection losses.

The Corporation has not experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent).

(e) Liquidity risk

The following table represents the estimated fair values of purchased derivative financial instruments considered as non-effective hedges recognized in the consolidated balance sheet as at December 31:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	519	–	–
Oil options	–	–	890
Interest rate swaps	–	(268)	(1,321)

The estimated fair values of purchased derivative financial instruments that are effective hedges as at December 31 are as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	–	(66)	955

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and income tax payable approximate their carrying values.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum Corporation as at November 30, 2005, and as at November 30, 2005 after giving effect to the Pre-IPO Transactions and after giving effect to the Pre-IPO Transactions and the Offering.

	Authorized	Outstanding as at November 30, 2005	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions[3]	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions and the Offering[3,4,5]
Debt[1]				
Short term debt	–	–	$ –	$ –
Long term debt	–	–	$80 million	$80 million
Total debt	–	–	$80 million	$80 million
Share Capital[2]				
Common Shares	Unlimited	CDN$100 (100 shares)	CDN$ • (120 million shares)	CDN$ • (• shares)
Preferred Shares	Unlimited	CDN$ – (nil shares)	CDN$ – (nil shares)	CDN$ – (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks lead by BNP Paribas S.A., the Corporation has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of the Corporation's principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum Corporation's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) Concurrently with the closing of the offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares in the capital of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

(4) Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

(5) The net proceeds to the Corporation from the offering of Offered Shares are estimated to be CDN$ • based on the issuance of • Offered Shares for aggregate gross proceeds of CDN$ • less the Underwriters' fees of CDN$ • and expenses of the offering estimated to be CDN$ • .

DIVIDENDS

Addax Petroleum Corporation intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which Addax Petroleum Corporation's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006.

Under the agreement governing the Credit Facility, APNV is not permitted to pay a dividend or other distribution to the Corporation unless APNV is in compliance with a stipulated net worth test and no default exists under that agreement or would result from payment of the dividend or distribution. In addition, the agreement governing the Credit Facility limits the dividends or distributions that can be paid by APNV in any fiscal year to an amount which is equal to the lesser of (i) 33 per cent of APNV's net profit (as defined in that agreement) for its preceding fiscal year plus amounts which APNV could have paid out in dividends in previous years after 2003 but which were instead added to APNV's retained earnings, and (ii) 66 per cent of APNV's net

profit for its preceding fiscal year. However, the lenders under the Credit Facility have provided waivers permitting APNV to pay up to $120 million in dividends prior to closing of this offering (see "Addax Petroleum — Pre-IPO Transactions") and permitting APNV to pay dividends or other distributions during fiscal 2006 equal to 50 per cent of APNV's net profit for the 2005 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Since January 1, 2002, APNV has made cash dividend payments totalling $82 million. These included a payment of an aggregate amount of $18 million in 2002, none in 2003, $29 million in 2004 and $35 million in the first nine months of 2005. Prior to the closing of the offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long term debt at the November 30, 2005 level of approximately $80 million. Investors who purchase the Common Shares will not be entitled to receive any part of these dividends. APNV has not declared or paid any other dividends since January 1, 2002 and does not intend to declare any additional dividends in respect of the financial results for 2005. The amount of dividends paid historically by APNV as a private company is not indicative of the dividends that Addax Petroleum Corporation will pay in the future. Addax Petroleum Corporation can provide no assurances that it will declare and pay any dividends in the future.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ • million (CDN$ • million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of the offering. Of the net proceeds, CDN$ • will be used to fund the Corporation's 2006 capital expenditure programs and for general corporate purposes and CDN$ • will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and general corporate purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum Corporation and their current positions and offices with Addax Petroleum Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey(3)(5) *Toronto, Ontario*	64	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	56	Chief Executive Officer and Director	2002(1)	Officer of APNV. Chief Executive Officer and Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.
Brian Anderson(3)(4) *Kowloon, Hong Kong*	62	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Davie[3][5] *Toronto, Ontario*	62	Director	2005	Director of Brompton Funds, Profico Energy Management Inc., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[3][5] *Dully, Switzerland*	62	Director	2005	Independent Consultant Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group, Ltd.
Gerry Macey[4][5] *Calgary, Alberta*	59	Director	2005	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[4] *Mississauga, Ontario*	54	Director	2005	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and AOG.
Wesley Twiss[3][4] *Calgary, Alberta*	60	Director and Chairman of the Audit Committee	2005	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Pearce *Lagos, Nigeria*	56	Chief Operating Officer, Managing Director of Nigerian Operations	2005	Officer of APNV. General Manager of Deep Water Operations for Chevron Nigeria Ltd., Managing Director of Chevron Oil Congo.
Michael Ebsary *Geneva, Switzerland*	44	Chief Financial Officer	1999	Officer of APNV. Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	52	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Prior thereto, Chairman of Edco Oil & Gas Ltd. and Managing Director, Texaco Limited

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum Corporation in 2005.
(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum Corporation in 2005.
(3) Member of the Audit Committee.
(4) Member of the Technical and Reserves Committee.
(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum Corporation will expire at the next annual meeting of the shareholders to be held in spring 2006.

The officers and directors of Addax Petroleum Corporation, as a group, do not beneficially own, directly or indirectly, any Common Shares. At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business.

The directors and officers of Addax Petroleum Corporation successfully combine entrepreneurial and management skills with extensive financial and international oil industry experience, particularly in the Corporation's strategic region of Africa. The following are the biographies of the directors and senior officers of Addax Petroleum Corporation.

Peter Dey, Chairman

Mr. Dey is the Chairman of Addax Petroleum Corporation. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Workbrain Corporation.

Jean Claude Gandur, Chief Executive Officer and Director

Mr. Gandur is the Chief Executive Officer and a Director of Addax Petroleum Corporation. Mr. Gandur has worked with major commodity traders including Philipp Brothers from 1976 to 1983, where he was Manager of the African/Latin American division; Sigmoil Resources N.V. from 1984 to 1986, where he was the Managing Director; and Kaines SA from 1986 to 1988, where he was the Managing Director. For ten years Mr. Gandur was honorary consul for the Republic of Congo in Geneva. Mr. Gandur was also awarded a diplomatic passport by

Senegal. In addition, he has received the decorations of Grand Officer of the Lion Order of Senegal and Commander of the National Order of Benin. Mr. Gandur is one of the founders of AOG, of which he is Chief Executive Officer and Chairman of the Advisory Board. Mr. Gandur is also the Non-Executive Chairman of AXMIN Inc. Mr. Gandur is a Swiss citizen and studied law at the University of Lausanne, Switzerland.

Brian Anderson, Director

Mr. Anderson is a Director of Addax Petroleum Corporation. Before retiring in 2000, Mr Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

James Davie, Director

Mr. Davie is a Director of Addax Petroleum Corporation. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich, Director

Mr. de Heinrich is a Director of Addax Petroleum Corporation. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate in Beldi & Cie S.A., a Geneva based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and since then has been the Vice Chairman of its supervisory board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

Gerry Macey, Director

Mr. Macey is a Director of Addax Petroleum Corporation. Mr. Macey has over 31 years of oil and gas industry experience. In particular, from 2002 to March 2004, he served as Executive Vice President and President, International New Ventures Exploration Division, of EnCana Corporation, and from 1999 to 2002, he served as Executive Vice President, Exploration, of PanCanadian Petroleum Corporation. Mr. Macey holds a Bachelor of Science degree in geotechnical science from Loyola College in Montreal and a Master of Science degree in geology from Ottawa Carleton University. Mr. Macey is also a director of Verenex Energy Inc. and PanOrient Energy Corp.

Afolabi Oladele, Director

Mr. Oladele is a Director of Addax Petroleum Corporation. Mr. Oladele has over 25 years experience in the oil and gas industry. He worked from 1977 to 1988 for NNPC in the marketing department and from 1988 to 1999 for National Petroleum Investment Management Services (NAPIMS) latterly as Group Executive Director, Refining and Petrochemical. Since 1999, he has been Vice President, Oil & Gas for Capital Alliance Nigeria. Mr. Oladele is also Chairman, Subsurface Assets Management Co, Chairman, Formwork Ltd, Director, Freezone Fabrication International Oil & Gas Facilities Fabrication Co, Director, Dorman Long Engineering Co, Director, Sudelletra Nigeria Ltd, and Director, AOG. Mr. Oladele is a citizen of Nigeria and studied

Chemical Engineering at the University of Ife followed by Petroleum Economics at the French Petroleum Institute (IFP) in Paris and a post Graduate Diploma in Energy Modelling and Large Scale Planning Systems at the University of Southern California. Mr. Oladele also has a Certificate in Applied International Management IFL from Sigtuna, Sweden.

Wesley Twiss, Director

Mr. Twiss is a Director of Addax Petroleum Corporation and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Canadian Oil Sands Trust, Keyera Facilities Income Fund, Enbridge Income Fund, Hydrogenics Corporation and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Adminstration from the University of Western Ontario.

James Pearce, Chief Operating Officer and Managing Director of Nigerian Operations

Mr. Pearce is the Chief Operating Officer of Addax Petroleum Corporation and Managing Director for Addax Petroleum Development (Nigeria) Limited. Mr. Pearce is responsible for all of Addax Petroleum's upstream activities in Nigeria including new ventures, exploration, new fields development and operations. Mr. Pearce joined Addax Petroleum in May, 2005 after 30 years with various Chevron subsidiaries. He has held many positions with Chevron including Chief Engineer in Sumatra Indonesia, Manager, Petroleum Engineering in Lagos, Nigeria, General Manager, Asset Development in Luanda, Angola, Managing Director in the Republic of Congo, and most recently General Manager, Deepwater in Lagos, Nigeria. In his most recent assignment with Chevron he was responsible for all deep-water operations in Nigeria including the multi-billion dollar development of the giant Agbami field.

Mr. Pearce holds a PhD in Mechanical Engineering from the California Institute of Technology and has received two US Patents for innovative drilling platform concepts for arctic operations. Mr. Pearce is a Member of the Society of Petroleum Engineers and was past Chairman of the Lagos Chapter. He has published in both international and American journals and has made numerous technical presentations at major conferences.

Michael Ebsary, Chief Financial Officer

Mr. Ebsary is the Chief Financial Officer of Addax Petroleum Corporation. Mr. Ebsary worked at the Bank of Nova Scotia from 1986 to 1987 and the Bank of Montreal from 1987 to 1989, prior to joining the international upstream oil business with Occidental in London in 1989. Following the acquisition of Occidental's U.K. assets by Elf, Mr. Ebsary was appointed Treasurer of Elf Petroleum UK in 1991. In 1994, Mr. Ebsary was transferred to Elf's head office in Paris to the role of Senior Manager, Project Finance, during which time his responsibilities included major project financings in emerging markets, particularly in Nigeria, Chad and Cameroon. Mr. Ebsary joined the Corporation in 1998 and became Chief Financial Officer in 1999. Mr. Ebsary is a citizen of both Canada and the United Kingdom and studied mathematics and statistics, followed by an MBA in finance and accounting, at Queen's University at Kingston, Canada.

David Codd, Chief Legal Officer and Corporate Secretary

Mr. Codd is the Chief Legal Officer and Corporate Secretary of Addax Petroleum Corporation. Mr. Codd has over 25 years experience in the international oil industry. After qualifying with a major UK law firm, Mr Codd worked from 1980 to 1984 for Burmah Oil. In 1984 he joined Britoil Plc as Senior Legal Adviser. Following two years with ConocoPhillips in the UK, in 1990 he was appointed General Counsel to Texaco's integrated operations in the UK. From 1999 to 2001 Mr. Codd was Managing Director of Texaco in the UK, being Texaco's senior corporate representative in the UK with business responsibility for Texaco's regional upstream Business Development. Following Texaco's merger with Chevron, Mr. Codd was Chairman of a start up company engaged in project development work in the Middle East until he joined the Corporation in February 2005. Mr. Codd is a member of Council of the Energy Institute in the UK and a Trustee of the Energy, Petroleum, Mineral and Natural Resources Education Trust. Mr. Codd is a citizen of the United Kingdom and is a solicitor with an MA (Jurisprudence) and a BCL both from Oxford University.

MANAGEMENT

The following are the biographies of the senior management of Addax Petroleum:

Ian Leslie Blair

Mr. Blair is the Managing Director, Nigeria New Ventures at Addax Petroleum. Mr. Blair has 30 years experience in finance and has worked for such companies as Enterprise Oil and British Gas E&P in Vietnam and, immediately prior to joining Addax Petroleum in 1998, Hardy E&P in India. In 1974, Mr. Blair obtained an M.A. in accountancy and economics from Aberdeen University in Scotland and is a Fellow of the UK Association of Chartered Certified Accountants.

Jacobus Blommerde

Mr. Blommerde joined Addax Petroleum as a Senior Production Technologist in February 2000. In January 2001, Mr. Blommerde was promoted to Manager of Production Technologists. Mr. Blommerde has over 32 years of experience in the oil and gas industry, primarily with Shell. In 1972, Mr. Blommerde obtained an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Robert Bulstra

Mr. Bulstra has worked with Addax Petroleum since April 2004 as the Manager, Corporate Gas. Mr. Bulstra has over 27 years of experience in exploration and production, of which 19 years was overseas. During that time, he has worked primarily for Shell. Mr. Bulstra holds an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Joop Cornelissen

Mr. Cornelissen joined Addax Petroleum in October 2005. Mr. Cornelissen has over 30 years experience in the petroleum industry and has worked overseas for companies such as Shell, Wintershall Libya, Al Furat Petroleum Company and ABB – Lummus Global. Mr. Cornelissen obtained an M.Sc. in chemical engineering from the University of Amsterdam in the Netherlands.

Douglas Cowieson

Mr. Cowieson joined Addax Petroleum as Finance Manager in October 1999. Mr. Cowieson has over 23 years of finance experience in the oil and gas industry and has worked for such companies as BHP Petroleum, Sun Exploration & Production Company and Total Oil Marine. In 1975, Mr. Cowieson obtained a B.A. in accounting from Middlesex Polytechnic University in London, United Kingdom.

Pradeep Kabra

Mr. Kabra joined Addax Petroleum in May 2002 as a New Ventures Project Manager. Mr. Kabra has over 17 years of experience in the oil and gas industry, with companies such as Lundin Oil AB, IPC Ltd. and Dublin International Petroleum Limited. Mr. Kabra obtained a Bachelor of Law's degree from Delhi University in Delhi, India. He also has qualified as a chartered accountant with the Institute of Chartered Accountants of India.

Yannis Korakakis

Mr. Korakakis joined Addax Petroleum and is General Manager Assets of Nigerian Operations based in Lagos. Mr. Korakakis has over 17 years of experience in the petroleum industry, including 3 years of academic experience. Mr. Korakakis has worked in Nigeria, the United Kingdom and the Netherlands, primarily with Shell. Mr. Korakakis holds an M.Sc. in petroleum engineering from The Mining University Leoben in Austria.

Giel Krijger

Mr. Krijger is Corporate Head of Reservoir Engineering and joined Addax Petroleum in October 1999. Mr. Krijger has over 29 years experience in exploration and production, including 21 years of experience overseas primarily with Shell. Mr. Krijger holds an M.Sc. in aeronautical engineering from Delft University of Technology in the Netherlands.

George Maxwell

Mr. Maxwell joined Addax Petroleum in January 2005 as General Manager Banners Services for the Nigerian Operations. Mr. Maxwell has over 20 years of experience in the petroleum industry having held senior positions in Europe, the United States and the Far East with Texaco and ABB Veteo Gray. Mr. Maxwell is qualified in business studies and accounting.

Philippe Probst

Mr. Probst joined Addax Petroleum in 2000 as Manager, New Ventures. Mr. Probst has over 25 years of experience in the management, planning and economics of petroleum industry projects, primarily with Shell. Mr. Probst holds a Ph.D in geology from the Geologic Institute of the University of Bern in Switzerland.

Patrick Spollen

Mr. Spollen joined Addax Petroleum in November 2004 and is commercial manager. Mr. Spollen has 24 years of experience in the petroleum and finance industries and has worked for various organizations including ERC Energy Resource Consultants, CIBC World Markets and the Deutsche Bank in London. Mr. Spollen holds an M.Sc. in petroleum engineering from Imperial College London and an MBA from the London Business School.

Paul Van Maren

Mr. Van Maren is a senior production geologist with Addax Petroleum and was recently promoted to the position of Corporate Head of Geology and Geophysics. Mr. Van Maren has 24 years experience in the oil and gas industry, which includes 18 years experience with Shell. Mr. Van Maren obtained an M.Sc. in geology from the Rijksuniversiteit Leiden in the Netherlands.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table presents, for the most recently completed financial year of the Corporation, the remuneration of the executive officers in place during 2004.

2004 Summary Compensation Table

Name and Principal Position	Annual Compensation[1]		
	Salary (CHF)	Bonus (CHF)	Other Annual Compensation (CHF)
Jean Claude Gandur[2][3] *Chief Executive Officer*	144,000	70,000	21,600
Michael Ebsary[2][3] *Chief Financial Officer*	366,400	200,000	54,960
Evert Jan Mulder[2][3][5][6] *Chief Operating Officer*	342,000	250,000	81,200
Daniel Mancini[2][3][4][7] *Managing Director, Nigeria*	309,100	130,000	200,915
Leslie Blair[2][3][4] *Business Development Manager, Nigeria*	239,400	90,000	155,610

Notes:

(1) Based on the noon buying rate in New York City for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate for one Swiss franc, expressed in United States dollars was $0.8046 in 2004.

(2) Bonus amounts include compensation for performance in 2004 which were paid in 2005.

(3) Messrs. Gandur, Ebsary, Mulder, Mancini and Blair participated in the Corporation's non-contributory pension plan and the Corporation's Accident Insurance Plan which is included in "Other Annual Compensation".

(4) Messrs. Mancini and Blair were paid a hardship allowance which is included in "Other Annual Compensation".

(5) Mr. Mulder received an accommodation allowance which is included in other annual compensation.

(6) Mr. Mulder's employment with the Corporation will be ending effective as of December 31, 2005.

(7) Mr. Mancini resigned from the Corporation on December 31, 2004.

Stock Options

The Corporation has not granted any options or Common Share allocations during the fiscal year ended December 31, 2004 or any time prior to that date and does not intend to grant any options in the future.

Employment Agreements

The Corporation has entered into employment agreements with each of Messrs. Pearce, Ebsary and Codd. The employment agreements are for an indefinite period subject to termination by either party on nine months notice. The employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation.

The annual base salaries under the employment agreements as of September 30, 2005 were: CHF 148,800 for Mr. Gandur; CHF 500,000 for Mr. Ebsary; CHF 330,000 for Mr. Pearce; CHF 255,000 for Mr. Codd; plus an accommodation allowance of CHF 18,000/year; and Mr. Pearce receives an expatriate allowance of CHF 115,000 plus free housing and cars in Nigeria and three home leave flights for himself and his family.

The Corporation will also enter into a services agreement with AOG, effective January 1, 2006, and terminable on nine months notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services is $1 million per annum less the salary paid to Mr. Gandur by the Corporation.

Compensation of Directors

During the fiscal year ended December 31, 2004, the Corporation did not pay any directors fees. However, the Corporation did pay $36,593 to ABN Amro Trust Company Curaçao Ltd. with respect to the services as directors provided to the Corporation by Gerben Wardenier, Francisca Pinedo Sluis and Susanna Panneflek.

Directors of the Corporation are eligible to receive Common Share allocations. During 2004, no options to purchase Common Shares or Common Share allocations were granted. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee, of the Board, the Board of Directors has implemented remuneration and reimbursement arrangements for its directors that reflect current market practices and align the interests of directors with those of shareholders. The Board of Directors has approved remuneration for each director in the amount of $100,000 per annum, with a further $20,000 per annum for committee chairs and $10,000 per annum for committee participation, plus reimbursement of expenses and compensation of $200,000 per annum to the Chairman of the Board. At least $40,000 of each director's annual base compensation will be paid in Common Shares and each director may elect to receive additional Common Shares in lieu of cash compensation. The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the director otherwise elects to receive Common Shares.

Addax Petroleum Corporation intends to adopt share ownership guidelines for directors requiring each director, within a certain period after becoming a director of Addax Petroleum Corporation, to hold a minimum number of Common Shares.

The Corporation plans to obtain directors' and officers' liability insurance to a maximum of $50,000,000 per claim, subject to an aggregate annual limit of $50,000,000 for all directors and officers. This policy will cover all directors and officers and various senior managers of the Corporation and its subsidiaries. The deductible applicable to the policy will be determined through negotiations with the proposed insurance provider. The premium payable by the Corporation is currently also under discussion by management with the proposed insurance provider. Neither directors nor officers nor managers will pay any portion of the premium.

COMMON SHARE INCENTIVE PLAN

Currently, all Common Shares of Addax Petroleum Corporation are owned by AOG. Addax Petroleum Corporation intends to adopt an incentive share ownership plan, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation. The total number of Common Shares issuable pursuant to the Common Share Incentive Plan is • Common Shares, representing • per cent of the outstanding Common Shares after giving effect to this offering (• per cent if the Over-Allotment Option is exercised in full). The number of Common Shares issuable pursuant to this Common Share Incentive Plan will not exceed 10 per cent of the total number of outstanding Common Shares.

Under the Common Share Incentive Plan, Common Shares may be issued to directors, officers, employees of, and other service providers to, the Corporation in such numbers and with vesting provisions as the Board may determine.

The Common Share Incentive Plan will provide that if a recipient ceases to be a director, officer, or employee of, or service provider to, the Corporation or any of its subsidiaries any Common Shares that have not vested will revert to the Corporation except in certain limited circumstances.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum Corporation recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Audit Committee

The purpose of the audit committee will be to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum Corporation, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 60,030,000 common shares of APNV, representing all of its issued and outstanding common shares and 100 Common Shares of Addax Petroleum Corporation, representing all of its issued and outstanding common shares. After giving effect to this offering and the Pre-IPO Transactions, AOG will beneficially own, directly or indirectly, and exercise control or direction over • Common Shares of Addax Petroleum Corporation representing • per cent of the issued and outstanding Common Shares before giving effect to the exercise of the Over-Allotment Option (or • per cent if the Over-Allotment Option is exercised in full).

After the closing of this offering, AOG will hold a majority of the shares in the Corporation. It is the intention of AOG, post-closing of this offering, to hold an extraordinary meeting of its shareholders and to propose a reorganization of AOG that will give shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. Following this transaction (if the exchange right is exercised by some AOG shareholders), the shareholding percentage of AOG in the Corporation will be reduced. AOG expects to continue to hold, at a minimum, a large minority stake in the Corporation after this reorganization, if it occurs. See "Plan of Distribution".

AOG has three shareholders who each beneficially own, directly or indirectly, or exercise control or direction over, 10 per cent or more of AOG's outstanding shares. These shareholders are Hydromel Financial Corp., Leblesmouti Trust and Southwind Trust. The beneficial owner of Hydromel Financial Corp. is Jean Claude Gandur, the Chief Executive Officer and a director of Addax Petroleum Corporation. The named beneficiary of the Leblesmouti Trust, which is discretionary and irrevocable, is Frederique Lorenceau and her two children. The Southwind Trust is a discretionary trust whose beneficiaries are the family of Stephen de Heinrich, a director of the Corporation. None of Hydromel Financial Corp., Leblesmouti Trust or Southwind Trust individually holds 50 per cent or more of AOG's outstanding shares.

Addax France SARL ("**AFSARL**") was an approved lifter under the United Nations Oil-for-Food Programme. AFSARL is an affiliate of the Corporation, as they are both controlled by AOG, though the companies are otherwise separate and distinct. AFSARL had entered into several contracts with the Iraqi Government to lift oil throughout various stages of the Oil-for-Food Programme, lifting an aggregate of 11.8 mmbbls from 1997 to 2000. Under a contract numbered M/08/57, AFSARL had the right to lift 1.5 million barrels, 1.2 million barrels of which were lifted up to September 2000. When approximately 300,000 barrels of oil remained to be lifted under contract M/08/57, the Iraqi authorities informed AFSARL that it would be required to pay a surcharge of approximately $60,000 (equivalent to a surcharge of $0.20 per barrel) that was not permitted under the Programme. AFSARL refused to pay the surcharge and no further liftings were made by AFSARL under that contract or any other contract under the United Nations Oil-for-Food Programme. In the Report on the Manipulation of the Oil-for-Food Programme, AFSARL is listed as a contracting company on a contract for which a surcharge payment of $60,262 was made. The payment was purportedly made under contract M/08/57 in October 2001 (more than one year after AFSARL had lifted any oil from Iraq) by a company named Petroline Fzc. AOG believes that, upon AFSARL's refusal to make an illicit payment, Iraqi officials assigned the benefit of the contract to Petroline Fzc., without removing AFSARL's name as contracting party. No company within the AOG group has ever had any relationship with Petroline Fzc. and this company and its directors and officers are unknown to the AOG group. No AOG group company has ever participated in any payments that would contravene the rules of the United Nations Oil-for-Food Programme.

INTEREST OF AOG IN MATERIAL TRANSACTIONS

AOG owns, directly or indirectly, all of the outstanding common shares of APNV prior to the closing of this offering and the Pre-IPO Transactions.

Addax Petroleum has entered into or will enter into, prior to the closing of this offering the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Prior to the closing of this offering, Addax Petroleum Corporation and a subsidiary of AOG will enter into the Share Transfer Agreement. Under the agreement, Addax Petroleum Corporation will acquire all of the outstanding shares of Addax Petroleum N.V. for consideration equivalent to 120 million multiplied by the Net Offering Price and comprised of ● Common Shares and $ ● million. The closing of the transactions contemplated by the Share Transfer Agreement will occur concurrently with the closing of this offering. "See "Addax Petroleum — Pre-IPO Transactions".

The Crude Oil Supply Agreements

Historically, the Corporation has employed the crude oil marketing services of ABV and sold to ABV, on an arm's length basis, all of the crude oil produced from its operations including the entitlement of NNPC and, in the case of Antan Blend, from time to time the entitlement of the OML114 Parties. The Corporation will continue the relationship as it makes available to the Corporation the specialized expertise of ABV in marketing West African crude oils.

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and (iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. By an amendment to be entered into prior to the closing of this offering, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG, including the Corporation. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the Management Services Agreement will expire in 2009 with the option for both parties to extend its duration for a further period of one year unless notice is given six months prior to the initial expiry date. The fee to be paid under the contract is $2.5 million per year for the term.

Agreement for Services of Jean Claude Gandur

The Corporation will enter into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1 million per annum less the salary paid to Mr. Gandur by the Corporation.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement will provide the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

The initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 with the option for both parties to extend its duration for a further period of one year unless notice is given six months prior to the expiry of the initial period. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG will agree with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or
- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of Addax Petroleum Corporation or APNV, and no associate or affiliate of Addax Petroleum Corporation or APNV, respectively, has or has had any material interest in any transaction which materially affects Addax Petroleum Corporation or APNV.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited and Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of Addax Petroleum Corporation. In particular, certain of the directors of Addax Petroleum Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum Corporation. See "Directors and Officers". The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of the Underwriting Agreement, Addax Petroleum Corporation has agreed to issue and sell • Offered Shares at a price of CDN$ • per Offered Share to the Underwriters for a total consideration of CDN$ • , and the Underwriters have severally agreed to purchase such Offered Shares, as principals, on • , 2006 or such other date as may be agreed upon by the parties to the Underwriting Agreement, but not later than • , 2006. In consideration of the services provided in connection with this offering, Addax Petroleum Corporation will pay the Underwriters a fee of CDN$ • per Offered Share.

Addax Petroleum Corporation has granted to the Underwriters the Over-Allotment Option, exercisable for a period ending 30 days after closing, to purchase up to an additional • Common Shares at a price of CDN$ • per Common Share to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, Addax Petroleum Corporation will be obligated to sell such Common Shares and will receive additional net proceeds of CDN$ • after deducting fees to the Underwriters of CDN$ • . This prospectus also qualifies for distribution any Common Shares that are issued pursuant to the exercise of the Over-Allotment Option.

There is currently no market for the Common Shares. Accordingly, the terms of the offering were established by negotiation among the Underwriters, Addax Petroleum Corporation and AOG.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Offered Shares agreed to be purchased under the Underwriting Agreement if any Offered Shares are purchased under the Underwriting Agreement. Addax Petroleum Corporation and AOG have agreed to indemnify the Underwriters, their directors, officers, employees and agents against certain liabilities including civil liabilities under applicable securities legislation or will contribute to payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer

where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in accordance with Rule 144A or an exemption from, or in a transaction not subject to, the 1933 Act and in compliance with applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the offering, an offer or sale of additional Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Addax Petroleum Corporation and AOG have agreed that they will not, without the prior consent of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale or resale any Common Shares (or any securities giving the right to acquire Common Shares) other than the sale of the Common Shares pursuant to the exercise of the Over-Allotment Option or agree to or announce the intention to do so at any time prior to the date which is 180 days following closing of this offering. However, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. have consented to (i) the transfer of up to 9.6 million of the Common Shares owned by AOG after the Pre-IPO Transactions to current and former directors, officers and employees of the Corporation and (ii) the distribution of Common Shares by AOG pursuant to the potential reorganization of AOG described under "The Addax and Oryx Group Ltd.", provided that the recipients of such Common Shares enter into an agreement satisfactory to the Underwriters to be bound by equivalent restrictions as set forth above on the disposition of the Common Shares they have received.

The Corporation has applied to have the Common Shares listed on the TSX. Listing will be subject to the Corporation fulfilling all requirements of the TSX, including distribution of Common Shares to a minimum number of public security holders.

RELATIONSHIP BETWEEN THE CORPORATION AND RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to APNV under the Credit Facility. Accordingly, the Corporation may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation.

As at November 30, 2005, $80 million was owed to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the distribution were made solely through negotiations among the Corporation, AOG, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the issuance, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum Corporation, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum Corporation remaining upon the liquidation of Addax Petroleum Corporation after the creditors of Addax Petroleum Corporation have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum Corporation prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum Corporation, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

PRIOR SALES

Addax Petroleum Corporation has not issued any Common Shares in the 12 month period prior to the date of this prospectus, except 100 Common Shares issued to AOG on November 23, 2005 for cash consideration of CDN$100 in connection with the incorporation and organization of Addax Petroleum Corporation. APNV has not issued any Common Shares in the 12 month period prior to the date of this prospectus.

MATERIAL CONTRACTS

A copy of the Underwriting Agreement, the Share Transfer Agreement, and the Non-Competition Agreement will be filed with the Alberta Securities Commission and the Ontario Securities Commission and will be available for inspection during normal business hours at Addax Petroleum Corporation's registered office in Calgary, Alberta and at the offices of Fasken Martineau DuMoulin LLP, in Toronto, Ontario during the period of distribution.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business. A prospective investor should consider carefully the risks and uncertainties set out below in addition to the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected.

Risks relating to the business of the Corporation

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is

capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation's operations are subject to potential losses that may not be covered by insurance.

The exploration for, and the production, storage, transportation and marketing of oil involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, uncontrollable flows of oil, natural gas well fluids or water, adverse weather conditions, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. The Corporation's offshore production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather or tidal conditions. These hazards can cause substantial damage to facilities and interrupt production. The impact that any of these risks may have upon the Corporation is increased because of the large contribution made to the Corporation's overall production by a few select properties.

The Corporation is insured against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations or cash flows. Furthermore, the Corporation cannot predict whether insurance will continue to be available at a reasonable cost or at all.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, Addax Petroleum will continue to rely on ABV to purchase and sell all of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a trademark with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Pursuant the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Any adverse development affecting the trademark or trade name of any of those companies could have an adverse affect on the business, good will or reputation of the Corporation. See "The Addax and Oryx Group Ltd." and "Interest of AOG in Material Transactions".

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If Addax Petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Addax Petroleum. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of Addax Petroleum to access sufficient capital for its operations could have a material adverse effect on Addax Petroleum's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to two Nigerian trade unions, Nupeng and Pengassan, which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff in Nigeria. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations in Nigeria could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date Addax Petroleum's exploration and development activities have principally been based in Nigeria and nearby areas in West Africa, and Addax Petroleum's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. Addax Petroleum may use financial instruments and physical delivery contracts to hedge its exposure to these

risks. If Addax Petroleum engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, Addax Petroleum could lose the cost of floors or ceilings or a fixed price could limit Addax Petroleum from receiving the full benefit of commodity price increases. If Addax Petroleum enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq Property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict

what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected. See "Properties and New Ventures — Nigeria Country Discussion".

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria. It is also currently pursuing exploration and development activities in Cameroon, Gabon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, change or nullification of existing contracts or royalty rates, changing taxation policies or interpretations, foreign exchange restrictions, inflation, changing political conditions, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. The Joint Border Commission between the governments of Nigeria and Cameroon has not reached a decision about

how the Corporation's operations will be treated. Accordingly, the Corporation may be materially adversely affected by a decision of the Joint Border Commission.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and

regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

Crime and governmental or business corruption could disrupt the Corporation's ability to conduct its business.

The Corporation operates in some countries which have experienced governmental and business corruption. Although the Corporation's policy mandates strict compliance with internal policies and local laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures will be adhered to by its employees. Findings against the Corporation or its employees of its involvement in corruption could result in criminal or civil penalties, including substantial monetary fines, against the Corporation and any allegations or finding of involvement in corruption could damage the Corporation's reputation and its ability to do business. Furthermore, involvement in corrupt practices by the joint venture partners of the Corporation and others with whom the Corporation conducts business could also damage the Corporation's reputation and business.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. See "Middle East and North Africa — Middle East New Ventures — Iran". Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export-import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Risks relating to the Common Shares

Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.

Prior to this offering, there has been no public market for the Common Shares. The Corporation has applied to have its Common Shares listed on the TSX. The Corporation cannot predict the extent to which an active market for the Common Shares will develop or be sustained after the offering, or how the development of such a market might affect the market price for the Common Shares. An illiquid market for the Common Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment.

The initial public offering price has been determined by negotiation among the Corporation, AOG and the Underwriters based on a number of factors, including market conditions in effect at the time of the offering, that may not be indicative of future performance. The market price of the Common Shares may fall below the offer price or could fluctuate substantially due to a number of factors.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

Upon completion of this offering, AOG will own • Common Shares and control approximately • per cent (• per cent if the Over-Allotment Option is exercised in full) of the aggregate voting shares of the Corporation which will allow AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. It is likely that AOG will have sufficient voting power to, among other things, amend the articles and by-laws of the Corporation, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

Although the Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, it is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the offering, the Corporation and AOG have agreed to certain restrictions on the sale or other disposition of the Common Shares for a period of 180 days from the date of closing of this offering, subject to certain exceptions. See "Plan of Distribution". The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the lock-up period. In particular, there can be no assurance that AOG will not reduce its holding of Common Shares or dividend or otherwise distribute the Common Shares it holds to the beneficial owners of AOG. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

Following the closing of the offering, the Corporation will hold all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to Addax Petroleum Corporation and APNV, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

LEGAL PROCEEDINGS

Neither Addax Petroleum Corporation nor APNV is a party to, nor are any their respective properties subject to, any material legal proceedings nor are any such proceedings known by the Addax Petroleum Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum Corporation and APNV, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum Corporation and APNV are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP, Netherland, Sewell & Associates, Inc. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum Corporation or APNV or any of their respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Common Shares) less than one per cent of the securities of Addax Petroleum Corporation or APNV and their respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum Corporation or APNV or of any of their respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum N.V.'s (the "**Corporation**") reserves data as at September 30, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated forecast net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at September 30, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

By: "Frederic D. Sewell"
Frederic D. Sewell

Dated: December 6, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: December 6, 2005

AUDITORS' CONSENT

We have read the base PREP prospectus of Addax Petroleum Corporation (the "**Corporation**") dated • , 2006 relating to the sale and issue of • common shares of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of • , 2006).

We also consent to the use in the Prospectus of our report to the directors of the Corporation and of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of • , 2006).

Calgary, Alberta
• , 2006

Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of
Addax Petroleum Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "APC" to the audited balance sheet of the Corporation as at November 30, 2005 and found them to be in agreement. The Corporation has yet to commence operations and no statements of operations exist for any period.

2. Compared the figures in the columns captioned "APNV" to the unaudited consolidated financial statements of Addax Petroleum N.V. as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2004 and for the year then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

   The officials of the Corporation:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "APNV" as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "APC Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
• , 2006

(Signed) •
CHARTERED ACCOUNTANTS

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
ASSETS				
Current				
Cash and cash equivalents	–	8,536	•	•
Accounts receivable	–	129,892	–	129,892
Inventories	–	65,190	–	65,190
Prepaid expenses	–	12,819	–	12,819
	–	216,437	–	•
Future income taxes	–	175,529	–	175,529
Deferred financing charges	–	5,580	–	5,580
Property, plant and equipment	–	471,944	–	471,944
	–	653,053	–	653,053
TOTAL	–	869,490	–	•
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	–	175,447	–	175,447
Income taxes payable	–	146,105	–	146,105
	–	321,552	–	321,552
Asset retirement obligations	–	24,745	–	24,745
Future income taxes	–	87,225	–	87,225
Other long-term liabilities	–	25,655	–	25,655
Long-term debt	–	100,000	–	100,000
	–	237,625	–	237,625
Shareholders' equity				
Share capital	–	20,010	•	•
Retained earnings	–	290,303	•	•
	–	310,313	•	•
	–	869,490	•	•

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	524,093	–	524,093
Royalties	–	(103,391)	–	(103,391)
Net sales	–	420,702	–	420,702
Other income	–	1,793	–	1,793
Total net revenue	–	422,495	–	422,495
EXPENSES				
Operating	–	87,536	–	87,536
General and administrative	–	18,178	–	18,178
Interest on long-term debt	–	1,722	–	1,722
Other interest and finance charges	–	520	–	520
Depletion, depreciation and accretion	–	77,225	–	77,225
Impairment of property, plant and equipment	–	3,818	–	3,818
Foreign exchange loss (gain)	–	389	–	389
Total expenses	–	189,388	–	189,388
Income before provision for income taxes	–	233,107	–	233,107
Provision for income taxes				
Current	–	(140,419)	–	(140,419)
Future	–	(30,064)	–	(30,064)
	–	(170,483)	–	(170,483)
Net income	–	62,624	–	62,624
Earnings per share (note 3)				•

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	840,562	–	840,562
Royalties	–	(139,777)	–	(139,777)
Net sales	–	700,785	–	700,785
Other income	–	1,290	–	1,290
Total net revenue	–	702,075	–	702,075
EXPENSES				
Operating	–	104,009	–	104,009
General and administrative	–	11,282	–	11,282
Interest on long-term debt	–	1,946	–	1,946
Other interest and finance charges	–	398	–	398
Depletion, depreciation and accretion	–	108,120	–	108,120
Foreign exchange loss (gain)	–	834	–	834
Total expenses	–	226,589	–	226,589
Income before provision for income taxes	–	475,486	–	475,486
Provision for income taxes				
Current	–	(256,904)	–	(256,904)
Future	–	(50,582)	–	(50,582)
	–	(307,486)	–	(307,486)
Net income	–	168,000	–	168,000
Earnings per share (note 3)				•

ADDAX PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "**Pro Forma Financial Statements**") of Addax Petroleum Corporation (the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a base PREP prospectus relating to the initial public offering of common shares of the Corporation.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Corporation as at November 30, 2005; and
- The audited consolidated financial statements of Addax Petroleum N.V. ("**APNV**") as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the unaudited consolidated financial statements of APNV as at and for the nine month period ended September 30, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of APNV's audited consolidated financial statements as at and for the year ended December 31, 2004.

Other information which was available at the time of preparation of the Pro Forma Financial Statements has also been considered. In the opinion of management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

2. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2005 while the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 give effect to the following transactions as if they had occurred on January 1, 2004.

2.1 The initial public offering of • common shares of the Corporation for net proceeds of $ • .

2.2 Concurrently with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of APNV by the Corporation in exchange for • common shares and $ • .

3. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been calculated using • outstanding common shares.

AUDITORS' REPORT

To the directors of
Addax Petroleum Corporation and Addax Petroleum N.V.:

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 2, 2005
(except as to Note 16
which is as of • , 2006)

Chartered Accountants

ADDAX PETROLEUM N.V.

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)	(US $000's)	
ASSETS			
Current			
Cash and cash equivalents	8,536	3,882	56,008
Accounts receivable (note 17)	129,892	65,758	39,251
Inventories (note 10)	65,190	16,797	15,647
Advance to shareholder	–	–	2,000
Prepaid expenses	12,819	14,036	8,085
	216,437	100,473	120,991
Future income taxes (note 9)	175,529	15,990	15,632
Deferred financing charges	5,580	2,750	–
Property, plant and equipment (note 3)	471,944	497,682	296,934
	653,053	516,422	312,566
	869,490	616,895	433,557
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current			
Accounts payable and accrued liabilities	175,447	203,843	107,464
Income taxes payable (note 9)	146,105	60,520	71,598
Deferred revenue	–	2,530	5,594
	321,552	266,893	184,656
Asset retirement obligations (note 4)	24,745	12,268	11,953
Future income taxes (note 9)	87,225	88,549	91,560
Other long-term liabilities (note 14)	25,655	6,872	1,699
Long-term debt (note 5)	100,000	65,000	–
	237,625	172,689	105,212
Commitments and contingencies (notes 15 and 16)			
Shareholder's equity			
Share capital (note 6)	20,010	20,010	20,010
Retained earnings	290,303	157,303	123,679
	310,313	177,313	143,689
	869,490	616,895	433,557

On behalf of the Board:

(Signed) I.E. HANST
Director

(Signed) A.E. STEWARD
Director

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's except per share amounts)				
REVENUE					
Petroleum sales (note 17)	840,562	367,748	524,093	381,848	284,062
Royalties	(139,777)	(66,956)	(103,391)	(67,145)	19,072
Net sales	700,785	300,792	420,702	314,703	303,134
Other income	1,290	1,266	1,793	1,669	1,632
Total net revenue	702,075	302,058	422,495	316,372	304,766
EXPENSES					
Operating	104,009	63,082	87,536	76,772	64,758
General and administrative	11,282	13,480	18,178	15,032	11,095
Interest on long term debt	1,946	1,883	1,722	1,556	1,225
Other interest and finance charges	398	–	520	5,542	2,880
Depletion, depreciation and accretion (notes 3 and 4)	108,120	46,827	77,225	61,272	40,120
Impairment of property, plant and equipment	–	–	3,818	4,479	–
Foreign exchange loss (gain)	834	(11)	389	(1,349)	(220)
Total expenses	226,589	125,261	189,388	163,304	119,858
Income before provision for income taxes and non-controlling interest	475,486	176,797	233,107	153,068	184,908
Provision for income taxes (note 9)					
Current income taxes	(256,904)	(109,123)	(140,419)	(101,711)	(34,663)
Future income taxes	(50,582)	(26,350)	(30,064)	(25,656)	(72,343)
	(307,486)	(135,473)	(170,483)	(127,367)	(107,006)
Non-controlling interest	–	–	–	(2,361)	(9,750)
Net income for the period	168,000	41,324	62,624	23,340	68,152
Earnings per share, basic and diluted (note 7)	$ 2.80	$ 0.69	$ 1.04	$ 0.39	$ 1.14

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's)				
Retained earnings, beginning of period	157,303	123,679	123,679	100,339	50,187
Net income for the period	168,000	41,324	62,624	23,340	68,152
Dividend	(35,000)	(18,500)	(29,000)	–	(18,000)
Retained earnings, end of period	290,303	146,503	157,303	123,679	100,339

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)	(US $000's)		
CASH FLOW FROM OPERATING ACTIVITIES					
Net income	168,000	41,324	62,624	23,340	68,152
Items not affecting cash (note 12)	154,196	77,117	108,413	95,244	116,022
	322,196	118,441	171,037	118,584	184,174
Changes in non-cash working capital (note 12)	(37,868)	18,282	55,802	100,778	(2,643)
Net cash from operating activities	284,328	136,723	226,839	219,362	181,531
CASH FLOWS USED IN INVESTING ACTIVITIES					
Expenditures on property, plant and equipment (note 3)	(276,174)	(182,954)	(314,215)	(154,141)	(170,365)
Purchase of non controlling interest (note 3)	–	–	–	(21,000)	–
Net cash flow used in investing activities	(276,174)	(182,954)	(314,215)	(175,141)	(170,365)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from issuance of long term debt	125,000	25,000	65,000	–	25,000
Repayment of long term debt	(90,000)		–	(25,000)	(5,000)
Debt issue costs	(3,500)	–	(2,750)	–	–
Dividends paid	(35,000)	(18,500)	(27,000)	(6,000)	(12,000)
Net cash (used in) from financing	(3,500)	6,500	35,250	(31,000)	8,000
Net (decrease) increase in cash and cash equivalents	4,654	(39,731)	(52,126)	13,221	19,166
Cash and cash equivalents, beginning of period	3,882	56,008	56,008	42,787	23,621
Cash and cash equivalents, end of period	8,536	16,277	3,882	56,008	42,787

See accompanying notes to the consolidated financial statements

1. GENERAL

Addax Petroleum N.V. ("**Addax**") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("**AOG**"). Addax and its subsidiaries (collectively, the "**Company**") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis. Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 per cent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proved reserves, before royalties, as estimated by independent reservoir engineers. Reserves and production are converted to equivalent units on the basis of six thousand cubic metres of natural gas to one barrel of oil, reflecting the approximate relative energy content. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is included in costs subject to depletion in the period of the impairment.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("**US**") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns capital investment allowances ("**CIAs**") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("**PSCs**") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("**Cost Recovery Oil**") and to receive a share of production in excess of the Cost Recovery Oil ("**Profit Oil**"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

3. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Oil and natural gas properties	803,279	730,691	455,196
Accumulated depletion	(337,516)	(234,702)	(159,502)
	465,763	495,989	295,694
Corporate assets	12,877	4,648	3,183
Accumulated depreciation	(6,696)	(2,955)	(1,943)
	6,181	1,693	1,240
Balance	471,944	497,682	296,934

During the period ended September 30, 2005, general and administrative expenses of $15.0 million (September 30, 2004 — $3.7 million; December 31, 2004 — $24.0 million; December 31, 2003 — $19.1 million; December 31, 2002 — $9.0 million) were capitalized.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Property, plant and equipment by cost centre is as follows:

Cost Centre	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Nigeria	452,527	485,802	293,091
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Other corporate assets	6,181	1,693	1,240
Balance, end of period	471,944	497,682	296,934

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Unproved properties			
Nigeria	–	–	10,758
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Major development projects			
Nigeria	–	184,686	19,326
	13,236	194,873	32,687

In March 2003, the Company acquired the non-controlling interest in one of its subsidiaries for $21 million. The excess of the recorded value of the non-controlling interest over the consideration paid has been recognized as a reduction in property, plant and equipment of the Nigerian cost centre.

4. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligation movements are as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Balance, beginning of period	12,268	11,953	5,835
Asset retirement obligations incurred	10,912	–	5,593
Revisions of previous estimates	–	(698)	–
Accretion expense	1,565	1,013	525
Balance, end of period	24,745	12,268	11,953

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, an assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At September 30, 2005, the amount outstanding under the Facility was $100 million (December 31, 2004 — $65 million; December 31, 2003 — $nil). The average interest for the period ended September 30, 2005 was 4.6 per cent (December 31, 2004 — 6.4 per cent; December 31, 2003 — 7.1 per cent).

6. SHARE CAPITAL

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Authorized: unlimited number of common shares			
Issued and outstanding			
60,030,000 common shares	20,010	20,010	20,010

During 2004, the issued and outstanding common shares were split on a three-for-one basis. Prior periods reflect this split.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("**APDNL**"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "**Nigerian Plan**") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "**Swiss Plan**") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service a lump sum payment of five per cent of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

Information relating to the Company's defined benefit pension plans is shown in the following tables:

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Swiss Plan				
Employer current service cost	(858)	(699)	(1,003)	(1,033)
Amortization of past service cost				
Interest cost	(262)	(221)	(299)	(159)
Expected return on plan assets	154	156	211	118
Net actuarial gain (loss)	(728)	(593)	(851)	(1,760)
Net benefit expense	(1,694)	(1,357)	(1,942)	(2,834)

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Nigerian Plan				
Employer current service cost	(405)	(312)	(467)	(363)
Amortization of past service cost			–	(169)
Interest cost	(559)	(441)	(588)	(376)
Expected return on plan assets	405	332	440	375
Net actuarial gain (loss)	(884)	(681)	(1,023)	(1,308)
Net benefit expense	(1,443)	(1,102)	(1,638)	(1,841)

	December 31			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Financial status of defined benefit plan				
Accrued benefit obligation	(9,454)	(7,542)	(6,343)	(4,565)
Fair value of plan assets	7,417	7,095	4,602	3,228
Funded status — plan (deficit)	(2,037)	(447)	(1,741)	(1,337)

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of Plan Assets				
Fair value at January 1	7,095	3,825	3,228	2,896
Contributions	531	2,468	1,383	524
Benefits paid	(778)	(275)	(597)	(308)
Actual return on plan assets	(34)	365	213	239
Exchange gain (loss)	603	712	375	(123)
Fair value at December 31	7,417	7,095	4,602	3,228

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of accrued benefit obligation				
Accrued benefit obligation at January 1	7,542	3,865	4,565	3,195
Current service costs	1,003	1,033	467	363
Interest cost	299	159	588	376
Past service cost	–	–	–	169
Benefits paid	(778)	(275)	(597)	(308)
Actuarial (gain) loss	607	2,007	796	1,172
Exchange (gain) loss	781	753	524	(402)
Accrued benefit obligation at December 31	9,454	7,542	6,343	4,565

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2004	2003
Discount rate		
Swiss plan	4.0%	4.0%
Nigerian plan	12.0%	12.0%
Expected long-term rate of return on assets		
Swiss plan	3.0%	3.0%
Nigerian plan	5.0%	5.0%
Future salary increases		
Swiss plan	2.5%	2.5%
Nigerian plan	9.0%	10.0%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

At the current time, the majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60 per cent. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Income before provision for income taxes	475,486	176,797	233,107	153,068	184,908
Tax at 60%	285,292	106,078	139,864	91,841	110,945
Adjustments to income taxes:					
Non-deductible costs	47,397	24,465	47,115	33,020	21,086
Non-taxable revenues	(1,783)	4,504	(2,518)	(1,905)	2,185
Enhanced tax allowances	(19,844)	–	2,193	–	–
Adjustments in respect of prior years	–	–	4,643	4,067	2,846
Tax allowances not recoverable	(4,320)	–	(22,064)	–	(5,000)
Deduction for countries with lower tax rates	744	426	1,250	344	344
Change in tax terms	–	–	–	–	(25,400)
Provision for income taxes	307,486	135,473	170,483	127,367	107,006

Components of future income taxes

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
The net future tax liability is as follows:			
Differences between tax bases and reported amounts of depreciable and depletable assets	115,459	107,414	102,969
Other	(28,234)	(18,865)	(11,409)
Future income tax liabilities	87,225	88,549	91,560

In 2002, the Company was notified by the Nigerian authorities that the fiscal terms (royalties, CIAs and income tax rates) under which it operated had been amended. These amendments were to be applied retroactively to January 1, 2000. The royalty rate on oil production was reduced from 20 per cent onshore and 18.5 per cent offshore to variable rates depending on production which averaged 6.5 per cent in 2002 and the income tax rate was reduced from 85 per cent to 60 per cent. As a result of the new fiscal terms, 2002 petroleum sales were reduced by $5,500,000 for the impact of the changes on Cost Recovery Oil, royalties were reduced by $53,700,000 and income taxes were increased by $25,400,000 for amounts related to 2000 and 2001. The overpaid royalty amounts were recorded as prepaid expenses and applied to reduce

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES (Continued)

royalties payable to the Nigerian government in 2002 ($24,500,000), 2003 ($28,200,000) and 2004 ($1,000,000).

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Future income tax assets are as follows:			
Differences between tax base and reported amounts of depreciable and depletable assets	166,104	15,990	15,632
Other	9,425	–	–
Future income tax assets	175,529	15,990	15,632

At September 30, 2005, the Corporation had $520.8 million of deductions available to reduce future taxable income.

10. INVENTORIES

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Oil products	8,213	1,709	566
Materials and supplies	56,977	15,088	15,081
	65,190	16,797	15,647

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

(a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At September 30, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27,400 barrels per day
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

(b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and the Nigerian Naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Company had purchased forward contracts for the purchase of CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

(c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Company entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Company drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

These contracts have not been designated as hedges for accounting purposes. Estimated fair values at period end are disclosed in section (e) below.

(d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amount provided for doubtful accounts.

(e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	September 30, 2005
Currency forwards	519
Crude oil put options	–
Interest rate swaps	–

The fair values of other financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short term to maturity of these items. Other long-term liabilities approximate their carrying value due to minimal risk of change in value to maturity. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

12. CASH FLOWS

(a) Items not affecting cash

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Future income taxes	50,582	26,350	30,064	25,656	72,343
Non-controlling interest	–	–	–	2,361	9,750
Depletion, depreciation and accretion	108,120	46,827	81,043	64,975	39,749
Change in fair value of derivatives	(250)	–	(1,021)	(287)	760
Other items, including foreign exchange	(4,256)	3,940	(1,673)	2,539	(6,580)
Total items not affecting cash	154,196	77,117	108,413	95,244	116,022

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS (Continued)

(b) Changes in non-cash working capital

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Accounts receivable	(64,134)	(27,473)	(26,507)	1,209	(37,292)
Prepaid expenses	1,217	(4,455)	(5,951)	13,451	(17,103)
Inventories	(48,393)	(20,398)	(1,150)	2,566	4,721
Other current assets	–	–	2,000	(2,000)	–
Accounts payable and accrued liabilities	(28,396)	40,631	96,379	45,654	15,485
Tax payable	85,585	29,977	(11,078)	39,898	31,546
Deferred revenue	(2,530)	–	(3,064)	–	–
Other long-term liabilities	18,783	–	5,173	–	–
Changes in non-cash working capital	(37,868)	18,282	55,802	100,778	(2,643)

(c) Other cash flow information

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Interest paid	(9,211)	–	(756)	(508)	(1,225)
Income taxes paid	(7,904)	(36,260)	(36,889)	(61,813)	(3,117)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60 per cent joint venture in Cameroon and has an unincorporated joint venture interest of 47.5 per cent in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Non current assets	13,235	10,390	2,835
Current assets	1,198	2,832	–
Non-current liabilities	–	–	–
Current liabilities	(22,474)	(21,263)	(7,060)
Net liabilities	8,042	(4,222)	(4,225)
Income	2	–	–
Expenses	–	–	–

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

14. OTHER LONG-TERM LIABILITIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Disputed tax payable	6,920	–	–
Royalties	8,134	–	–
Pension	2,095	3,778	1,562
Operational	5,533	–	–
Other	2,973	3,094	137
	25,655	6,872	1,699

The tax payable to the Nigerian government relates to the disputed deductibility of the original purchase price of certain Nigerian assets. This dispute was raised by NNPC in 2003 and is still unresolved.

Royalties due to the Nigerian government relate to tax inversion penalties for 2000 and 2005 where the operating cost per barrel exceeded the allowable threshold. There is a 25 per cent penalty charged on the excess. The method of calculating the operational cost per barrel has yet to be agreed between the Corporation and NNPC. Management believes these two matters will not be settled within a year.

Operational liabilities relate to the following:

i) a dispute relating to the construction and installation of certain platforms and pipelines in 2003 and 2004, amounting to $2,533,000. All other claims for this contract have been settled. The outstanding amount has been claimed against Addax's insurance. The insurer has offered a 10 per cent settlement. If the contractor does not receive settlement, the contractor is expected to claim against Addax; and

ii) a dispute relating to the costs of conversion of an FPSO. The dispute has gone to arbitration, but the formal claim documentation has yet to be received from the contractor.

Management believes these two matters will not be settled within a year.

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after September 30, 2005 are as follows:

2005	77,090
2006	213,849
2007	70,194
2008	70,838
2009	46,667
2010	35,365
Thereafter	119,757
Total	633,760

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS (Continued)

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

Under the Exploration and Production Sharing Contract offshore Gabon, there is an initial exploration period of four years including a two well commitment that commenced in March 2003. The contract can be renewed twice for an additional three year period per renewal. These additional phases have additional work commitments. The first commitment well was drilled in early 2004, proved to be dry and was subsequently written off, the second remains to be drilled.

16. CONTINGENCIES

The Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at September 30, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $216.9 million. Management's intent is to carry the contracts to maturity.

The Company's income tax filings are subject to audit by taxation authorities. There are audits in progress and items under review, some that may increase our tax liability. In addition, we have filed notices of objection with respect to certain issues. While the results of these items cannot be ascertained at this time, we believe we have an adequate provision for income taxes based on available information.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies.

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Sales to Addax B.V.	512,254	291,447	371,444	386,613	284,062
Charges:					
Addax Bunkering Services	(11,437)	(6,698)	(10,406)	–	
AOG	(375)	(375)	(2,809)	(3,860)	(5,219)
Addax B.V.	(1,236)	(499)	(1,067)	–	
Other items	(1,920)	(1,905)	(1,141)	(1,894)	(935)
Interest and related charges	–		–	(47)	(390)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG. Outstanding balances with related companies are as follows:

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Addax BV	101,080	38,936	31,715
AOG	3,293	100	1,795
Other	2,376	9,736	141

A director of the Company has a consulting contract with a subsidiary pursuant to which the director is paid $9,000 per month.

18. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

AUDITORS' REPORT

To the Directors of
Addax Petroleum Corporation

We have audited the balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at November 30, 2005. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at November 30, 2005, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 2, 2005
(except as to Note 2 which is as of
• , 2006)

(Signed) [•]
Chartered Accountants

ADDAX PETROLEUM CORPORATION

BALANCE SHEET

As at November 30, 2005

ASSETS	
Current assets	
Cash	$100
SHAREHOLDER'S EQUITY	
Shareholder's equity (note 1)	$100

(Signed) WESLEY TWISS
Director

(Signed) PETER DEY
Director

See accompanying notes to balance sheet.

ADDAX PETROLEUM CORPORATION

NOTES TO BALANCE SHEET

As at November 30, 2005

1. FORMATION OF THE CORPORATION

Addax Petroleum Corporation (the "**Corporation**") was incorporated under the *Canada Business Corporations Act* on September 6, 2005. The Corporation issued 100 initial Common Shares on November 23, 2005, for cash proceeds of CDN$100.

2. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

(a) **Issuance of Common Shares**

Pursuant to an underwriting agreement dated • , 2006, the Corporation agreed to sell • Common Shares, at a price of $ • per Common Share, for proceeds totaling $ • , net of $ • of fees payable to the underwriters. In addition, the Corporation has granted the underwriters an option, exercisable for a period of 30 days from the closing of the offering, to purchase up to • additional Common Shares at the offering price.

(b) **Acquisition of Addax Petroleum N.V.**

Pursuant to a purchase and sale agreement dated • , the Corporation will acquire, concurrently with the closing of the offering described in note 2(a) above, all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of approximately $ • and • Common Shares of the Corporation.

CERTIFICATE OF THE CORPORATION

DATED: December 15, 2005

This prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this prospectus will, as of the date of the supplemented prospectus, contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: December 15, 2005

To the best of our knowledge, information and belief, this prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this prospectus, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) CRAIG E. KELLY

MERRILL LYNCH CANADA INC.

By: (Signed) ROBERT MCKERCHER

SCOTIA CAPITAL INC.

By: (Signed) MARK HERMAN

CIBC WORLD MARKETS INC.

By: (Signed) MICHAEL W. DE CARLE

TD SECURITIES INC.

By: (Signed) GREGORY B. SAKSIDA

NATIONAL BANK FINANCIAL INC.

By: (Signed) ROBERT B. WONNACOTT

CANACCORD CAPITAL CORPORATION

By: (Signed) STEPHEN C. HAYDEN

FIRSTENERGY CAPITAL CORP.

By: (Signed) HUGH R. SANDERSON

PETERS & CO. LIMITED

By: (Signed) CAMERON E. PLEWES










ADDAX
PETROLEUM CORPORATION

QUEBECOR MERRILL
CANADA INC
Printed in Canada

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ADDAX PETROLEUM CORPORATION

Receipt for a Preliminary PREP Long Form Prospectus dated **December 6, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **7th** day of **December, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary PREP Long Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #867623

PRELIMINARY BASE PREP PROSPECTUS DATED DECEMBER 6, 2005

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Initial Public Offering

• , 200•

ADDAX
PETROLEUM CORPORATION

CDN$ •

• Common Shares

Price: CDN$ • per Common Share

This prospectus qualifies the distribution of an aggregate of • common shares (the "**Offered Shares**") of Addax Petroleum Corporation at a price of CDN$ • per share. See "Plan of Distribution".

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. (collectively, the "**Underwriters**"), Addax Petroleum and The Addax and Oryx Group Ltd. ("**AOG**"). **Presently, there is no market through which the common shares of the Corporation (the "Common Shares") may be sold and purchasers may not be able to resell the Offered Shares purchased under this prospectus.** The Corporation has applied to have the Common Shares listed on the Toronto Stock Exchange (the "**TSX**"). Listing will be subject to the Corporation fulfilling all requirements of the TSX. See "Risk Factors" for certain considerations relevant to an investment in the Offered Shares.

	Price to the Public	Underwriters' Fees	Net Proceeds to the Corporation[(1)]
	(CDN$)	(CDN$)	(CDN$)
Per Common Share	•	•	•
Total Offering[(2)]	•	•	•

Notes:

(1) Before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$ • , which will be paid by the Corporation out of the proceeds of the offering. CDN$ • of the net proceeds of this offering will be used to fund the Pre-IPO Transactions. See "Use of Proceeds".

(2) Addax Petroleum Corporation has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time until 30 days after closing of this offering, to purchase from the Corporation up to an additional • Common Shares, at the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fees" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$ • , CDN$ • and CDN$ • , respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to Addax Petroleum under a revolving credit facility. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation. See "Relationship Between the Corporation and RBC Dominion Securities Inc.".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a book entry certificate representing the Offered Shares will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS. Shareholders will not receive physical share certificates representing their ownership. A purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Offered Shares are purchased. See "Plan of Distribution". Closing of this offering is expected to occur on or about • , 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than • , 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

ADDAX PETROLEUM
PROPERTIES AND NEW VENTURE OPPORTUNITIES



Nigeria
Cameroon
Gabon
OML124
Ngosso
OPL90
OML123
OPL225
Okwok
JDZ Block 4
Kiarsseny
Producing Property
Exploration Property
New Venture Opportunity
N

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and is qualified by, and should be read together with, the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the "Glossary", "Abbreviations" and "Conversions" for the meaning of certain terms used in this prospectus.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of Cash Flow From Operations. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of Cash Flow From Operations. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by Netherland, Sewell & Associates, Inc. ("**NSAI**"), independent oil and natural gas reservoir engineers.

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);

- OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and
- OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.

• In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.

• In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Addax Petroleum is also pursuing the following major new venture opportunities.

• In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.

• In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. Pursuant to the participation agreement the Corporation may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

• In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
-
Prior Operator
Addax Petroleum
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005
OML124
OML123
OPL90

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI reports Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum's excellent reputation and strong relationships help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to eight per cent of the Common Shares (or • Common Shares) that it is to receive in connection with the Pre-IPO Transactions be issued to existing and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, as well as a Technical and Reserves Committee, comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
		($million)						($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		419	396	815	77	90	167	275	313	150

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 will fund significant infrastructure investment to sustain future production as well as a two-rig drilling program that includes development, infill, extension, appraisal and exploration drilling. These budgeted capital expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006. Capital expenditures for OPL90 and OPL225 are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. These budgeted capital expenditures will fund seismic data acquisition as well as a one-rig drilling program that includes development and exploration drilling.

Capital expenditures for the Corporation's other properties and major new venture opportunities will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

Petroleum Reserves

The tables below summarizes the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant price and cost assumptions presented in accordance with NI 51-101. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation. See "Petroleum Reserves and Operational Matters".

Oil Reserves and Future Net Revenue
Based on Forecast Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,186	1,109	1,044	988
Developed Non-Producing	6.0	5.5	179	150	128	111	91	76	64	55
Undeveloped	38.8	35.4	668	564	479	410	96	59	30	6
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**1,372**	**1,244**	**1,138**	**1,049**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	735	599	497	419
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**2,107**	**1,843**	**1,635**	**1,468**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	639	504	405	331
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**2,746**	**2,347**	**2,040**	**1,799**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	66.6	58.3	2,825	2,565	2,356	2,185	1,335	1,233	1,149	1,078
Developed Non-Producing	6.3	5.7	267	219	183	155	118	97	81	69
Undeveloped	40.5	36.5	1,153	962	812	692	265	200	148	107
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**1,718**	**1,530**	**1,378**	**1,254**
Probable	89.0	74.7	3,545	2,822	2,304	1,922	1,070	852	693	575
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**2,788**	**2,381**	**2,072**	**1,830**
Possible	83.0	66.2	3,401	2,692	2,171	1,781	960	753	602	490
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**3,748**	**3,135**	**2,674**	**2,320**

The estimate of gross reserves means Addax Petroleum's total working interest prior to the deduction of NNPC's share of Profit Oil. The estimate of net reserves includes deductions under the Nigerian Production Sharing Contracts for Royalty Oil and NNPC's share of Profit Oil. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

The "after taxes" figures are the future net revenue estimates after all deductions under the Nigerian Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, Niger Delta Development Commission levy, education tax and tax inversion penalty. The "before taxes" figures only include deductions for Royalty Oil and NNPC's share of Profit Oil. NSAI is of the opinion that the "after taxes" case is representative of the fiscal regime under the Nigerian Production Sharing Contracts.

Selected Financial Information

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30,	As at December 31,	
	2005	2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Property, plant and equipment	471.9	497.7	296.9
Total assets	869.5	616.9	433.6
Long-term debt	100.0	65.0	–
Shareholders' equity	310.3	177.3	143.7

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue from petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.1
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
PER SHARE DATA[(1)(2)]					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL AND OPERATING DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
CFFO	322.2	118.4	171.0	118.6	184.2
Expenditures on property, plant and equipment	276.2	183.0	314.2	154.1	170.4
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All per share amounts are calculated on the basis of 120 million outstanding Common Shares of Addax Petroleum Corporation, giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

The Offering

Offering Price	CDN$ ● per Common Share.
Offered Shares	● Common Shares.
Over-Allotment Option	Addax Petroleum Corporation has granted the Over-Allotment Option to the Underwriters, exercisable in whole or in part, at any time until 30 days after closing, to purchase up to ● additional Common Shares on the same terms as set forth in this prospectus to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds	The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ ● million (CDN$ ● million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of this offering. Of the net proceeds, CDN$ ● will be used to fund the Corporation's 2006 capital expenditure programs and for general corporate purposes and CDN$ ● will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and general corporate purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".
Dividend Policy	Addax Petroleum Corporation intends to declare quarterly cash dividends. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which the Board of Directors may consider relevant at such time including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006. See "Dividends".
Incorporation	Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The registered office of Addax Petroleum Corporation is located at 3400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9.
Pre-IPO Transactions	Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for ● Common Shares and $ ● million. Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Shareholdings Post-Closing	After giving effect to the Pre-IPO Transactions and the closing of this offering, the Corporation will have • Common Shares outstanding, of which • per cent of the Common Shares will be held by investors under this offering, • per cent of the Common Shares will be held by AOG and • per cent of the Common Shares will be held by existing and former directors, officers and employees of the Corporation (• per cent, • per cent and • per cent if the Over-Allotment Option is exercised in full).
Closing	The closing of this offering is anticipated to occur on or about • , 2006 and in any event not later than • , 2006.
Eligibility for Investment	Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

Risk Factors

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business. A prospective investor should consider carefully the risks and uncertainties set out below, in addition to the other information contained in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems to be immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected. See "Risk Factors".

Risks relating to the business of the Corporation

- The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.
- Exploration and development activities are inherently risky and are subject to change.
- Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.
- The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.
- The Corporation's operations are subject to potential losses that may not be covered by insurance.
- The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.
- The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could adversely affect the business, goodwill or reputation of the Corporation.
- The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.
- The Corporation could be subject to labour or other unplanned production disruptions.
- Future litigation could adversely affect the Corporation's business, results of operations or financial condition.
- The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.
- There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.
- The Corporation is exposed to the risks associated with commodity hedging activities.
- Joint ventures entered into by the Corporation could lead to additional costs.

Risks relating to the petroleum industry

- Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.
- The Corporation could face significant liabilities under environmental laws.
- The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

- The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.
- The Corporation operates in a highly competitive industry.
- The Corporation faces foreign exchange, interest rate and inflation risks.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

- There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.
- Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.
- Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.
- The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.
- The Corporation's production may be constrained by production or export quotas.
- Crime and governmental or business corruption could disrupt the Corporation's ability to conduct its business.
- US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

Risks relating to the Common Shares

- Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.
- The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.
- Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.
- Investors may face risks related to the Corporation's holding company structure.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum Corporation**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles;

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean-going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**best estimate**" means, in relation to prospective and contingent resources, the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P_{50}/median, or arithmetic average/mean);

"**Block 4**" or "**Block 4 Property**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum Corporation;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**BP**" means BP p.l.c. together with all of its subsidiaries;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**")

Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non-cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarily titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIP Policy**" has the meaning given to it under the heading "Petroleum Reserves and Operational Matters — Insurance";

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum Corporation;

"**Common Share Incentive Plan**" means the incentive share ownership plan that Addax Petroleum Corporation plans to adopt, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**contingent resources**" means the best estimate quantities of oil or gas estimated at a given date to be potentially recoverable from known accumulations but that are not currently economic;

"**Corporation**" or "**Addax Petroleum**" means (i) before the closing of this offering, APNV, together with all of its subsidiaries and (ii) after the closing of this offering, Addax Petroleum Corporation, together with all of its subsidiaries;

"**Cost Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum, Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Devon Energy**" means Devon Energy Corporation together with all of its subsidiaries;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**EBITDA**" is defined as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest. EBITDA is not a standard measure under Canadian GAAP. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ENI**" means ENI S.p.A;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FOB**" means free on board;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**gross**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and NNPC's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and (ii) in respect of acreage, wells and seismic data, 100 per cent of same;

"**GTL**" means gas to liquids;

"**HSE**" means health, safety and environment;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Properties and New Ventures — Nigeria Properties — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Properties and New Venture — Nigeria Properties — OML123 — Production Facilities";

"**LNG**" means liquefied natural gas;

"**LPG**" means liquid petroleum gas;

"**Management Services Agreement**" means the Management Services Agreement, to be entered into prior to the closing of this offering and made effective January 1, 2006 between APS and AOG;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**Net Offering Price**" means the price per share at which the Offered Shares are sold in this offering less the Underwriters' fees per Offered Share;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Non-Competition Agreement**" means the non-competition agreement between Addax Petroleum Corporation and AOG, to be entered into prior to the closing of this offering;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**OECD**" means Organization for Economic Co-operation and Development;

"**Offered Shares**" means the securities offered by Addax Petroleum Corporation to the public hereunder, including any shares issued upon the exercise of the Over-Allotment Option unless the context otherwise requires, at a price of CDN$ • per share;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum and ABV, to be amended prior to the closing of this offering;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum Corporation to the Underwriters which is exercisable, in whole or in part, at any time until 30 days after closing to purchase from the Corporation up to an additional • Common Shares, at the same price as the Common Shares offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**Paris Club**" means the informal group of official creditors whose role is to find co-ordinated and sustainable solutions to the payment difficulties experienced by debtor nations;

"**Petrobras**" means Petróleo Brasileiro S.A. together with all of its subsidiaries;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**PPT**" means Petroleum Profits Tax;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Pre-IPO Transactions**" means the declaration and payment of dividends by APNV and the acquisition of all of the issued and outstanding shares of APNV by Addax Petroleum Corporation as described under the heading "Addax Petroleum — Pre-IPO Transactions";

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**prospective resources**" means the best estimate quantities of oil and gas estimated on a given date to be potentially recovered from undiscovered accumulations. They are technically viable and economic to recover;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Fiscal Terms — Nigeria";

"**Reserve Report**" means the engineering report dated December 5, 2005 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of September 30, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Royalty Oil**" means "**Royalty Oil**" as defined under the heading "Fiscal Terms — Nigeria";

"**Share Transfer Agreement**" means the share transfer agreement between a subsidiary of AOG and Addax Petroleum Corporation effective • , 2006;

"**Shell**" means Royal Dutch Shell p.l.c. together with all of its subsidiaries;

"**Statoil**" means Statoil ASA together with all of its subsidiaries;

"**Tax Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Total**" means TOTAL S.A. together with all of its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, to be entered into prior to the closing of this offering and made effective January 1, 2006, between Addax Petroleum Corporation and AOG;

"TSX" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc.;

"**Underwriting Agreement**" means the underwriting agreement dated • , 2006 among the Corporation, AOG, and the Underwriters with respect to this offering; and

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mbbls/d	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day

Currency

$	United States dollars
CDN$	Canadian dollars
N	Nigerian naira
CHF	Swiss francs

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres ("10^3m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, references to "$" and to "dollar" in this prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months (2005)			Year Ended December 31,		
	November	October	September	2004	2003	2002
Rate at end of period	$1.1674	$1.1752	$1.1588	$1.1970	$1.292	$1.580
Average rate during period	$1.1811	$1.1770	$1.1774	$1.3013	$1.401	$1.570
High	$1.1961	$1.1882	$1.1888	$1.3957	$1.575	$1.613
Low	$1.1657	$1.1627	$1.1627	$1.1759	$1.292	$1.511

On December 5, 2005 the Noon Buying Rate for $1.00 United States was $1.1565 Canadian.

FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. The Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are not recognized measures under Canadian GAAP. Management believes that in addition to net income, EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are useful supplemental measures as they demonstrate the Corporation's ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of the Corporation's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines (i) EBITDA as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest; (ii) CFFO as cash from operating activities before changes in non-cash working capital; (iii) average realized price per barrel sold as revenue from petroleum sales for the period divided by the quantity of oil sold in that period; and (iv) operating cost per barrel sold as the operating costs for the period divided by the quantity of oil sold in that period.

ADDAX PETROLEUM

Overview

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum's demonstrated operational and technical expertise, combined with its excellent reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of CFFO. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of CFFO. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by NSAI.

Corporate History

Addax Petroleum was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. Through its other subsidiaries, AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

Addax Petroleum is the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy is to conduct its upstream petroleum business entirely through Addax Petroleum

and, therefore, pursuant to the Non-Competition Agreement, it will agree not to compete with Addax Petroleum in such business, provided that AOG and Jean Claude Gandur together own not less than 25 per cent of the Common Shares. Subject to the same proviso, AOG will also agree that any upstream petroleum business opportunities made available to it will first be offered to Addax Petroleum; if Addax Petroleum declines the opportunity, AOG may then pursue it.

In 1994, AOG decided to use its experience in Africa and in the oil industry to diversify its business to include oil and gas exploration and production. After the formation of Addax Petroleum in 1994, management began evaluating opportunities in West Africa. In 1995, Addax Petroleum acquired a 90 per cent interest in a Production Sharing Contract with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, Addax Petroleum sold 24 per cent interests in the Espoir field Production Sharing Contract to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. Addax Petroleum sold a further 15 per cent interest in the Espoir field Production Sharing Contract to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, the Corporation entered into Production Sharing Contracts with the Nigerian government for OML123, OML124, OPL90 and OPL225. Prior to this, Ashland had held their own Production Sharing Contracts relating to these properties, which were terminated by the Nigerian government when Ashland attempted to sell its interests under the Production Sharing Contracts without prior government approval. The Corporation acquired Ashland's remaining assets and rights relating to these properties pursuant to an acquisition agreement dated April 8, 1998 between Addax Petroleum and Ashland. See "Properties and New Ventures — Nigeria Properties".

In December 2002, Addax Petroleum expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso Concession, offshore Cameroon. The Ngosso Property is operated by Addax Petroleum. See "Properties and New Ventures — Cameroon".

In January 2004, Addax Petroleum further expanded by acquiring a 42.5 per cent farm-in interest in the Kiarsseny Production Sharing Contract, offshore Gabon. The Kiarsseny Property is operated by Tullow Oil. See "Properties and New Ventures — Gabon".

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. See "Properties and New Ventures — Middle East New Ventures".

In September 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40 per cent interest in the Okwok Property, located in OML67 offshore Nigeria, subject to the completion of a farm-in agreement and government approval. The Corporation expects to conduct operations for the property in its capacity as technical advisor. See "Properties and New Ventures — Nigeria Properties".

In November 2005, Addax Petroleum made its first strategic move into deep-water exploration when it signed a participation agreement with ERHC Energy pursuant to which the Corporation may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property. See "Properties and New Ventures — Joint Development Zone".

Pre-IPO Transactions

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. On December 5, 2005 the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's

CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for • Common Shares and $ • million.

Corporate Structure

At the closing of this offering, the Corporation will beneficially and wholly own, directly or indirectly, 10 material subsidiaries. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries at the closing of this offering.


Addax Petroleum Corporation (Canada)
Addax Petroleum N.V. (Netherlands Antilles)
Addax Petroleum Services Limited (Isle of Man)
Addax Petroleum International Limited (Isle of Man)
Addax Petroleum Overseas Limited (British Virgin Islands)
Addax Petroleum (Nigeria Offshore) Limited (Nigeria)
Addax Petroleum (Nigeria Offshore 2) Limited (Nigeria)
Addax Petroleum Development (Nigeria) Limited (Nigeria)
Addax Petroleum Cameroon Limited (Isle of Man)
Addax Petroleum Exploration (Nigeria) Limited (Nigeria)
Addax Petroleum Gabon Limited (Isle of Man)

Properties Summary

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

Addax Petroleum
Properties and New Venture Opportunities



Nigeria
OML124
Cameroon
Ngosso
OPL90
OML123
OPL225
Okwok
JDZ Block 4
Kiarsany
Gabon
Producing Property
Exploration Property
New Venture Opportunity

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		1,133,900			74,450	62,090	109.3	201.3	284.1

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Major New Venture Opportunities Summary

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. Pursuant to the participation agreement, the Corporation may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
Prior Operator
Addax Petroleum
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005
OML124
OML123
OPL90

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI estimates Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum's excellent reputation and strong relationships help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In

addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to eight per cent of the Common Shares (or • Common Shares) that it is to receive in connection with the Pre-IPO Transactions be issued to existing and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and Technical and Reserves Committees comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to

successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
		($million)						($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production including the replacement of the Knock Taggart FPSO (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007) as well as a two-rig drilling program in OML123 that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

Capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006. These capital expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- the completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Capital expenditures for the Corporation's other properties and major new venture opportunities are budgeted to be $6 million in the fourth quarter of 2005 and $115 million in 2006. These expenditures will be

incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

PROPERTIES AND NEW VENTURES

Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon.

Nigeria Country Discussion

Overview

Nigeria is Africa's most populous country and largest oil producer. The following table highlights some important statistics regarding Nigeria, its people and its economy.

Total Area	923,768 km^2 (approximately 1.5 times the area of Alberta, Canada)
Population	128.8 million
Major Cities	Lagos, Kano, Ibadan, Kaduna, Port Harcourt, Abuja (capital)
Language	English (official), Hausa, Yoruba, Igbo (Ibo), Fulani
Literacy	68 per cent of population over 15 years of age can read and write
Government	Federal Republic
Legal System	Based on English common law (Islamic law in the north)
GDP	$125.7 billion (2004 estimate)
GDP per capita	$1,000 (2004 estimate)
Oil Production	2.5 mmbbls/d (2004 estimate)
Net Oil Exports	2.2 mmbbls/d (2004 estimate)
Currency	Naira
Inflation	16.5% in 2004

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2005, the Energy Information Administration and U.S. Department of Energy.

Recent History

Nigeria gained independence from the United Kingdom on October 1, 1960 and has subsequently experienced periods of military and democratic rule. The death of General Sani Abacha in 1998 marked the most recent transition to democratic government, which saw the election of President Olusegun Obasanjo in 1999.

The development of the oil industry in the Niger Delta in the south of the country has been a key factor shaping modern Nigeria. Oil was first discovered in the 1950s and exploration and production increased rapidly in the 1960s. The country's oil industry now accounts for approximately 20 per cent of GDP, 96 per cent of export earnings and 65 per cent of budgetary revenues.

Government and Legal System

In 1999, Nigeria adopted a new constitution and held democratic elections. The Nigerian government has a three-tier structure: the federal government, 36 state governments and many local government administrations.

The structure of the federal government is similar to that of the United States. Under the Nigerian constitution, the President can serve a maximum of two terms of four years each. The Parliament comprises two houses: the House of Representatives, with 346 elected members, and the Senate, with 107 elected members. The most recent elections were held in April 2003 and saw the re-election of President Obasanjo of the People's Democratic Party for a second term.

Nigeria's legal system is based on English common law and much of the legislation covering the country's oil industry was originally based upon equivalent legislation in England. Islamic law is also used in some states in the north.

Economic Environment

Nigeria has significant agricultural, mineral, marine and forest resources, but the economy of Nigeria is strongly dependent upon the international oil price. The Obasanjo government is seeking to broaden the country's economy and has initiated structural reforms with new competition policies and a privatization program. The Bureau for Public Enterprise has the mandate to privatize state-owned enterprises in all sectors of the economy, including hotels, insurance, paper mills, fertilizer plants, oil refineries, ports and the electrical, telephone, rail and water utilities. To date, the Nigerian government has privatized its hotel, insurance and cement enterprises. Included in the enterprises scheduled to be privatized are four oil refineries owned by NNPC.

In recent years, Nigeria has attracted significant international support, both from individual governments and international agencies. The World Bank currently has a total commitment to Nigeria of approximately $444 million in the areas of privatization, power transmission, healthcare, community development, education, water and economic capacity building. Further, representatives of the Paris Club creditor countries met in October 2005 and agreed with the representatives of the Nigerian government on a comprehensive treatment of its debt. In total, this agreement allows Nigeria to cancel approximately $18 billion of debt (including moratorium interest) representing an overall cancellation of about 60 per cent of its debt to the Paris Club.

International Relations

Nigeria is a member of the United Nations, the Organization of African Unity, the Commonwealth of Nations and the Economic Community of West African States. Nigeria became a member of OPEC in 1971.

On October 10, 2002, the International Court of Justice ruled on the long disputed Cameroon-Nigeria land and maritime boundary and awarded the Bakassi Peninsula and adjacent offshore acreage, including part of the Corporation's acreage in OML123 (the "**Disputed Area**"), to Cameroon. Nigeria initially rejected the ruling but formed a Joint Border Commission to peaceably resolve the dispute. The dispute relating to the land boundary involving the Bakassi Peninsula is in the course of being resolved peacefully and the Joint Border Commission has initiated steps to resolve the maritime boundary dispute. The issue regarding the maritime boundary continues to have implications for Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Petroleum Industry

Oil

The crude oil supply market is truly global with approximately 31 per cent of 2004 production originating from the Middle East, 23 per cent from Europe and Eurasia, 14 per cent from Latin America, 12 per cent from Africa, 10 per cent from North America and 10 per cent from Asia Pacific.

The oil industry in Nigeria has a long history. Shell D'Arcy (a Shell/BP joint venture) started exploring for oil in the country in 1938. Other foreign oil companies entered Nigeria in the 1950s and 1960s, including Mobil (now ExxonMobil), Texaco (now Chevron), Gulf (now Chevron), Safrap (later Elf and now Total) and Agip. Apart from BP, all of these international oil and gas companies still maintain a significant presence in Nigeria.

Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. The Nigerian government has expressed its desire to

increase the country's proved oil reserves to 40 billion barrels by 2010 and is encouraging the continued development and exploration of the country's oil resources to do so.

The following chart shows the increase in Nigeria's proved crude oil reserves over the past 17 years, with the majority of the increase occurring in the last six years.

Nigerian Proved Crude Oil Reserves



(billion bbls)
40
35
30
25
20
15
10
5
0
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: OPEC Annual Statistical Bulletin, 2004.

The first commercial oil discovery in Nigeria was made in 1956 by Shell D'Arcy and subsequent discoveries and development activity saw production steadily climb to reach in excess of two mmbbls/d in the mid-1970s. During the 1980s, oil production in Nigeria declined in part due to an unfavourable investment environment. However, development activity and production increased after the Nigerian government revised the fiscal terms governing oil production. The history of oil production in Nigeria is shown in the following chart.

Nigerian Crude Oil Production



(mboe/d)
3,000
2,500
2,000
1,500
1,000
500
0
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: BP Statistical Review of World Energy, June 2005.

Nigeria ranks as one of the world's major oil producers and the largest producer of oil in Africa. The country's 2004 oil production is estimated to have been approximately 2.5 mmbbls/d, representing 27 per cent of the continent's total oil production and 3.2 per cent of the world's production (compared to Canada at 3.8 per cent). The following chart, showing 2004 oil production for selected major oil producing countries, demonstrates Nigeria's importance as a global oil producer.

Oil Production by Selected Country, 2004



(mmbbls/d)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Legend:
OPEC Member
Non-OPEC Member
Nigeria:
2.5 mmbbls/d
Saudi Arabia
Russian Fed.
USA
Iran
Mexico
China
Norway
Canada
Venezuela
UAE
Nigeria
Kuwait
UK
Iraq
Algeria
Libya
Brazil
Kazakhstan
Indonesia
Angola

Source: BP Statistical Review of World Energy, June 2005.

The majority of oil in Nigeria is produced by joint ventures between NNPC and international oil and gas companies, which are the operators of the joint venture properties. There are joint ventures between NNPC and Shell (the largest joint venture), ExxonMobil, Chevron, Agip and Total. NNPC has a 55 per cent interest in the Shell joint venture and 60 per cent interest in each of the other joint ventures. In addition, ConocoPhillips, Devon Energy, Nexen Inc., Petrobras, Statoil and other foreign companies hold interests in Nigeria.

The following table shows the estimated 2004 daily production by principal operators in Nigeria.

	2004 Production (estimated) (mbbls/d)
Shell	907
ExxonMobil	590
Chevron	352
Agip	185
Total	158
Addax Petroleum	40

Source: Estimates derived from Wood Mackenzie, except for Addax Petroleum.

In 2004, Nigeria exported approximately 2.2 mmbbls/d or 88 per cent of the country's total oil production, with the United States being the largest single export market. Nigeria is the fifth largest supplier of crude oil to the United States, behind Canada, Mexico, Saudi Arabia and Venezuela, supplying approximately 8.5 per cent of total United States crude oil imports. The following chart shows the principal export markets for Nigerian oil in 2004.

Country/Market for Nigerian Oil
2004 Exports



Asia/Pacific
19%
Africa
9%
Europe
21%
Latin America
10%
United States
38%
Canada
3%

Source: OPEC Annual Statistical Bulletin 2004.

The Nigerian government has announced a production target of 4 mmbbls/d by 2010. Future oil production in Nigeria is expected to increase with the continued development of many significant deep-water discoveries. Some of the significant discoveries and development projects announced by international oil and gas companies are described below.

Shell — Shell recently developed the deep-water Bonga field with estimated reserves of 700 mmbbls and expected plateau production of 225 mbbls/d. Shell has also announced plans to develop the Bonga South West field which has estimated reserves of 600 mmbbls and the EA field which has estimated reserves of 350 mmbbls and expected plateau production of 170 mbbls/d.

ExxonMobil — ExxonMobil is currently developing the deep-water Erha field which has estimated reserves of 500 mmbbls and expected plateau production of 150 mbbls/d. ExxonMobil is also developing the Yoho field with estimated reserves of 400 mmbbls and expected plateau production of 150 mbbls/d.

Chevron — Chevron is currently developing the deep-water Agbami field which has estimated reserves of 1,000 mmbbls and expected plateau production of 250 mbbls/d.

Total — Total developed the Amenam Kpono field that came on-stream in July 2003 and has expected plateau production of 125 mbbls/d in its first phase. Total has discovered two further fields, Usan and Akpo, with estimated reserves exceeding 500 mmbbls each.

Agip — Agip developed the first deep-water field in Nigeria, the Abo field, that began production in early 2003. Reserves are estimated to be 700 mmbbls and the plateau production is expected to be 300 mbbls/d.

OPEC and Oil Production Quotas in Nigeria

Nigeria has been a member of OPEC since 1971. OPEC has eleven members who collectively supply approximately 40 per cent of the world's oil consumption and account for approximately two-thirds of the world's proved oil reserves. OPEC's member countries are Algeria, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela. OPEC's stated objective is "to co-ordinate and unify petroleum policies among member countries, in order to secure fair and stable prices for petroleum producers; an efficient, economic and regular supply of petroleum to consuming nations; and a fair return on capital to those investing in the industry". At its March 2000 meeting, OPEC established a price band mechanism to respond to changes in world oil market conditions. Since its inception, the informal price band mechanism has been activated only once.

At its most recent meeting, OPEC established new production ceilings and quotas for individual members effective March 16, 2005. Nigeria's quota was set at approximately 2.3 mmbbls/d. NNPC allocates production quotas among oil producers in Nigeria. The allocations are based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government to reflect good oil field production practices. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among producers are reduced pro rata.

The Corporation applies for, on a monthly basis, and regularly receives an additional quota for the difference between its production quota and its expected production. At September 30, 2005, Addax Petroleum had a production quota of 65 mbbls/d and an additional production quota of 10 mbbls/d compared to its production of 73 mbbls/d for the same period. The Corporation anticipates increasing its production over the next two years to in excess of 80 mbbls/d. Given the current and anticipated growth of production in Nigeria, there is a risk that quota allocations may force Addax Petroleum to curtail its production in the future. However, except in one instance which was immaterial, the Corporation has not had to reduce its production due to the application of a monthly quota and has succeeded in obtaining an additional quota for the difference between its exportable production and its fixed monthly quota. In the current high oil price environment, Addax Petroleum does not expect that it will be required to reduce its production due to a quota constraint. See "Risk Factors."

Natural Gas

Nigeria's natural gas reserves were estimated by NNPC to be 181 tcf in 2004, making Nigeria the country with the eighth largest natural gas reserves in the world. To date, exploration and development activities in Nigeria have not focused on natural gas because of the lack of readily accessible markets. Approximately half of the Nigerian natural gas reserves represent associated gas, a co-product of oil production, and the other half non-associated gas. Currently, natural gas development legislation in Nigeria relates mainly to the development of associated gas. In late 2005 or 2006, the Nigerian government plans to pass new gas legislation that will address the development of non-associated gas.

Nigerian natural gas production is inferred from various industry sources to have been approximately five bcf/d in 2004, of which an aggregate of approximately 40 per cent was sold as LNG and natural gas liquids into international markets and as natural gas for use in power generation in Nigeria. Of the remaining gas production, the majority was flared and the rest was used in oil field operations.

The Nigerian government has announced its objective to increase natural gas revenue sales to match oil revenues by 2010. To achieve this objective, the government has announced its intention to facilitate gas export-oriented projects and increase domestic gas consumption. The Nigerian government has also announced what is commonly referred to as the "Flares Down by 2008" policy which is intended to encourage oil companies to develop natural gas projects in order to eliminate the flaring of associated natural gas by 2008. Although NNPC does not yet have a legislative mandate to eliminate natural gas flaring by 2008, it is strongly indicating to operators that this will be a requirement. The oil producers in Nigeria are making concerted efforts to eliminate flaring although full compliance may not be practically possible by 2008. By 2010, gas production is forecast to increase to 10 bcf/d of which 8 bcf/d (currently 1.3 bcf/d) will be exported as LNG and 2 bcf/d will be used to meet domestic demand, predominantly for power generation (currently 1 bcf/d).

The most significant natural gas project to date in Nigeria has been the construction of a liquefaction plant in 1999 at Bonny Island by Nigeria LNG Ltd. This company is owned by NNPC (49 per cent), Shell (25.6 per cent), Total (15 per cent) and Agip (10.4 per cent). Presently the plant has three LNG trains with capacity to export 8.7 million tonnes of liquefied natural gas per year consuming 1.3 bcf/d. Two additional trains are planned to be added to the plant to increase its capacity to 16.7 million tonnes per year by 2006 consuming 2.5 bcf/d and further LNG trains may be added thereafter. LNG from the plant is exported to customers in France, Italy, Portugal, Spain, Turkey and the United States.

To meet the projected increase in gas exports, a number of gas export projects are planned including GTL projects, other LNG projects and export pipelines. A GTL project proposed by Chevron is expected to produce 35 mbbls/d of petroleum products and consume 0.35 bcf/d of gas. Other LNG projects have been proposed including conventional LNG projects at Brass River, led by ConocoPhillips and Agip, and at Escravos, led by Chevron, and two floating LNG facilities located on deep-water discoveries operated by ExxonMobil and Statoil. Export pipeline projects include the West Africa Gas Pipeline project with a consortium of international oil and gas companies (including Shell) led by Chevron, to export natural gas from Escravos to Ghana, Togo and Benin for power generation. Initially, this project will consume 0.14 bcf/d but consumption is expected to increase to 0.45 bcf/d. This project will also increase the capacity of the existing Escravos to Lagos pipeline from 0.3 bcf/d to 1.0 bcf/d. Of the planned projects, the Chevron GTL project at Escravos in western Nigeria is progressing and the other LNG projects are expected to be announced.

A major program is underway in Nigeria to expand gas-fired power generation capacity to meet the projected increase in domestic gas consumption. Major oil companies are anticipated to play an important role in constructing joint venture independent power plants. In connection with the expansion of the country's electrical power generation capacity, the Nigerian government has announced that it is restructuring the electricity sector in anticipation of privatizing the industry later in the decade. The Corporation is presently in discussions with NNPC to provide gas for power generation from OML123.

In addition to promoting gas consumption and domestic power generation, the Nigerian government is promoting the production and consumption of LPG. Compared to its West African neighbours, Nigeria consumes little LPG, most of which is imported. The Nigerian government is stimulating demand by removing import duties and has also begun a program to reactivate under-utilized LPG depots throughout the country to improve the distribution of LPG. The Corporation is presently considering investing in an LPG plant at its OML124 onshore property.

Legal Regime for the Petroleum Industry

The petroleum industry in Nigeria is governed by the *Petroleum Act*. Under the *Petroleum Act*, the ownership and control of oil and gas in Nigeria (including under its territorial waters and continental shelf) is vested in the Nigerian government. The Department of Petroleum Resources, in collaboration with other government agencies such as NNPC and the Ministry of the Environment, has the responsibility for enforcing the *Petroleum Act* and the related legislation and regulations governing the petroleum industry in Nigeria.

The Department of Petroleum Resources has wide regulatory powers which include issuing Oil Prospecting Licenses and Oil Mining Leases under the *Petroleum Act*, the approval of field development plans, the setting of production levels, the monitoring of industry work programs, the administration of fiscal incentives and the monitoring of oil production and exports. NNPC is the state owned petroleum company that holds the Nigerian

government's equity shares in joint ventures and enters into Production Sharing Contracts with foreign oil companies on behalf of the Nigerian government.

An Oil Prospecting License gives the licensee the exclusive right to explore for petroleum in a specified area. An Oil Mining Lease gives the lessee the exclusive right to produce petroleum from a specified area. Under the *Petroleum Act*, an Oil Prospecting License may be converted into an Oil Mining Lease when the Nigerian government is satisfied that the license is capable of producing at least 10 mbbls/d of crude oil. In practice, however, the Nigerian government generally allows production from areas covered by an Oil Prospecting License pending conversion to an Oil Mining Lease. The *Petroleum Act* provides for the relinquishment of certain areas within Oil Prospecting Licenses on their conversion to Oil Mining Leases, and within Oil Mining Leases ten years after the granting of such leases. Under the *Petroleum Act*, relinquishment is subject to ministerial approval and may be subject to additional conditions as set forth in the applicable Production Sharing Contract. The Production Sharing Contract for OPL90 and OPL225 also requires Addax Petroleum to relinquish part of the license area to be agreed between Addax Petroleum and NNPC.

Oil Prospecting License licensees are required to conduct hazard and operability studies prior to implementing facilities design and construction or major modification projects. The licensee is also required to conduct an environmental impact assessment prior to commencing operations, in addition to the environmental impact assessment required for such specific activities as seismic survey, drilling campaign and installation of facilities and pipelines.

Contractual Framework

Most oil exploration and production activities in Nigeria are carried out under joint ventures or Production Sharing Contracts. All of Addax Petroleum's current production is under Production Sharing Contracts.

Under a joint venture, one or more oil companies enter into a joint operating agreement with NNPC whereby the oil companies and NNPC agree to jointly explore for, develop and produce petroleum pursuant to the terms of an Oil Prospecting License or Oil Mining Lease jointly held by them. Each partner in the joint venture contributes to the costs of exploration, development and production and shares the benefits or losses of the operations in accordance with its proportionate equity interest in the joint venture. Joint ventures currently account for the majority of Nigeria's total crude oil production.

The Nigerian government has more recently moved toward Production Sharing Contract arrangements, particularly with respect to oil exploration, development and production in Nigeria's deep offshore acreage. NNPC is the holder of the Oil Prospecting License or the Oil Mining Lease and one or more oil companies enter into a Production Sharing Contract with NNPC under which they agree to carry out oil exploration, development and production activities as a contractor on NNPC's behalf at the oil company's risk and expense in return for a share of production.

In 2003, the Nigerian government considered alternatives to increase the participation of indigenous or locally owned companies in oil exploration and production. The Marginal Field Development Program is a significant part of this initiative. Marginal fields are defined by guidelines issued by the Nigerian government in July 2001 as being any field that has reserves booked and reported annually to the Nigerian government and has remained unproduced for more than ten years. Marginal fields are subject to compulsory farmouts to indigenous companies under a competitive bid process. There have been a series of acreage awards under this program, the most recent being in April 2003, when 31 indigenous oil companies were awarded acreage covering marginal fields that the international oil and gas companies had chosen not to develop. These indigenous oil companies have been encouraged to enter into agreements with international oil and gas companies for assistance with financing and technical support; however, non-Nigerian companies are not permitted to hold more than a 40 per cent equity interest.

Geological Description

The Niger Delta Basin is Africa's largest and most prolific oil producing basin. It is also one of the world's largest delta systems of Tertiary age and covers an area greater than 75,000 km^2. Geologically, it is similar to the

Mississippi Delta complex of the United States Gulf Coast, in that it has been fed by major river systems that have deposited a thick layer of sediment in a prograding delta system.

Three main lithologic formations are recognized in the basin: Benin, Agbada and Akata. These formations are usually further divided by each operator for each field. The reservoir sands in the Agbada formation are of good quality, often with Darcy permeabilities. The accumulations consist of primarily sweet, mainly light to medium oil (31° to 41° API) as oil rims with associated gas caps, and secondly, of heavy (less than 25° API) oil rims and unassociated gas. Producing oil rims are relatively thin (10 to 20 m, occasionally extending to 30 m). Most reservoirs are normally pressured with generally strong aquifer support.

Nigeria Properties

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and is pursuing a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123) through the Oriental Joint Venture Agreement entered into in September 2005. OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum expects to conduct operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $161 million in the fourth quarter of 2005 and $772 million in 2006, including budgeted capital expenditures on the Okwok Property but excluding expenditures in the JDZ.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. As at September 30, 2005, NSAI reports gross contingent gas resources on Addax Petroleum's Nigeria properties to be 1.25 tcf. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria. See "Properties and New Ventures — Nigeria Country Discussion — Petroleum Industry — Natural Gas".

Nigeria Properties[1]


BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
QUA IBOE TERMINAL
BONNY TERMINAL
BRASS RIVER TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
NIGER
CHAD
BENIN
CAMEROON
Abuja
Port Harcourt
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first nine months of 2005, OML123 produced an average of 46.0 mbbls/d of oil from 52 wells with an average water cut of 35 per cent. Oil gravity ranges between 19° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OML123 to be 71.4 mmbbls and gross proved plus probable reserves to be 144.9 mmbbls. The Corporation expects production from OML123 to be approximately 48 mbbls/d in 2006.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km²) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains eight producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo and Ukpam) and one undeveloped oil field (Adanga North). There are also six unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West, Ebughu NE-A and Kita North), one large 8,600 acre (35 km²) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006.

OML123


ELF - OML101
SHELL - OML14
OML123
MONIPULO - OML114
KITA NORTH
INAGHA
KITA MARINE
NORTH ORON
ORON WEST
ORON
NIGERIA -CAMEROON BORDER
AKAM
UKPAM
ADANGA NORTH
ADANGA EAST
ADANGA WEST
ADANGA
EBUGHU NE-A
EXXONMOBIL - OML67
EBUGHU + EXTENSIONS
BOGI
MIMBO
Producing Oil Field
Commercial Oil Discovery
Unappraised Oil Discovery
Undeveloped Gas Field
Prospect
Near Field Prospect
Area affected by ICJ Ruling
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Number of Wells(1)	Average Oil Production: 9 months ended September 30, 2005	2004	Gross Oil Reserves(2)(3): Proved	Probable	Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Adanga	19	22,720	18,730	23.2	26.6	49.8
Ebughu (and extensions)	22	15,960	12,210	13.6	4.7	18.3
Oron West and North Oron	8	5,420	3,390	25.2	25.4	50.6
Akam	9	960	700	1.4	1.0	2.4
Bogi	2	440	610	0.3	–	0.3
Mimbo	2	360	360	0.7	0.3	1.0
Ukpam	2	110	120	0.2	2.2	2.4
Adanga North	–	–	–	–	11.0	11.0
Kita North	–	–	–	6.9	2.3	9.2
Total	**64**	**45,970**	**36,120**	**71.4**	**73.5**	**144.9**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005, as reported in the Reserve Report under "Forecast Prices and Costs Case".

(3) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The current OML123 FPSO is the Knock Taggart which was commissioned in early 1998 and has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. In order to maximize production capacity and improve cost efficiency, the Corporation intends to replace the Knock Taggart with the Knock Adoon FPSO in 2006. The Knock Adoon will have a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and will incorporate an off-loading buoy terminal to better facilitate offloading during periods with strong currents. The Knock Adoon will be under a time charter with a subsidiary of Fred Olsen Production AS, the term of which expires in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has entered into an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO. For the first nine months of 2005, crude oil liftings totaled 12.6 mmbbls for Addax Petroleum and NNPC and 4.3 mmbbls for the OML114 Parties.

OML123 Production Facilities


Export Gas Pipeline to Calabar
Existing Facilities in 2005
Planned Facilities in 2006 - 2007
Area affected by ICJ Ruling
Production Platform
Wellhead Platform
Well Clusters
Free Standing Conductor
Flow Line
ADPP
ADRP1
TPU
EBNE
MPP
BO
CALM
N

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 140 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2007. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to a central gas processing unit comprised of gas processing and compression facilities and a gas delivery pipeline to the town of Calabar. The central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC. See "Properties and New Ventures — Nigeria Properties — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first nine months of 2005, Adanga produced an average of 22.7 mbbls/d of oil from 15 wells with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.2 mmbbls and gross proved plus probable reserves to be 49.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. The Corporation is producing from seven stacked "P" sand reservoirs of Miocene age at depths between 5,000 and 7,600 ftss, but most of the production comes from two reservoirs between 5,900 and 6,200 ftss which contain 90 per cent of the reserves in Adanga.

First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the Knock Adoon. Most of the field's well completions are equipped with gas lift capability. The Corporation expects that 2005 production levels from the Adanga field will be maintained in 2006.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. In the fourth quarter of 2005 and 2006, the Corporation plans to purchase the TPU and refurbish both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first nine months of 2005, Ebughu produced an average of 16.0 mbbls/d of oil from 21 horizontal wells with an average watercut of 46 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at September 30, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 13.6 mmbbls and gross proved plus probable reserves to be 18.3 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Production is from an 18 m thick oil rim in the "AA" horizon of Upper Miocene age at an average depth of 4,500 ftss. Most of the Ebughu field's oil completions are on gas lift.

Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north-eastern extensions subject to the availability of a second drilling rig for OML123 and authorization being granted to locate wells in the Disputed Area. As the drilling program is budgeted to take place in the second half of the year, the Corporation does not anticipate a material production impact from these new wells in 2006.

In 2004, the Corporation constructed and installed two wellhead platforms and two export pipelines to, and one gas lift pipeline from, the TPU in the Adanga field. No further production facilities are planned to be added at Ebughu.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first nine months of 2005, Oron West and North Oron produced an average of 5.4 mbbls/d from eight wells in both fields with an

average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at September 30, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.8 and 9.4 mmbbls, respectively, and gross proved plus probable reserves to be 29.7 and 20.8 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. Production is from two "I" sands of Miocene age at depths between approximately 6,300 ftss in Oron West and at 5,100 ftss in North Oron. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells have been drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In 2006, a second wellhead platform is planned to be installed near the existing platform from which a further four wells are planned in 2006 comprising two horizontal production wells in North Oron and one appraisal and one horizontal production well in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006. The Corporation anticipates production from the Oron West and North Oron fields to increase to approximately 17 mbbls/d during 2006.

Akam

The Akam field was discovered in 1980 and has been producing since 1984. In the first nine months of 2005, Akam produced an average of 1.0 mbbls/d of oil from three deviated wells and one horizontal well with an average watercut of 87 per cent. Oil gravity is 36° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Akam field to be 1.4 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Akam field is located in 15 to 20 m water depth and covers an area of approximately 1,100 acres (4.6 km^2) in the central part of OML123. Production is from four stacked "P" sand reservoirs of Miocene age at depths between 4,300 ftss and 6,200 ftss although most of the current production in the Akam field comes from two reservoirs between 4,800 ftss and 5,500 ftss. Some of the Akam accumulations may extend marginally into the adjacent license to the west held by the ExxonMobil/NNPC joint venture.

The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007. Further drilling plans will be contingent on the outcome of this well.

Bogi

The Bogi field was discovered in 1983 and has been producing since 1988. In the first nine months of 2005, Bogi produced an average of 0.4 mbbls/d of oil from one horizontal well with an average watercut of 42 per cent. Oil gravity is 20° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Bogi field to be 0.3 mmbbls.

The Bogi field is located in water depth of approximately 40 m and covers an area of approximately 150 acres (0.6 km^2) in the southern part of OML123. Production is from a 20 m thick oil rim in the "C-3" reservoir sand of Miocene age at an average depth of 6,950 ftss. The eastern flank of the field straddles the international boundary with Cameroon as defined by the International Court of Justice in October 2002. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". As a result, the Bogi Platform is now located in the Disputed Area. No further drilling activity or significant capital expenditures are planned for this field.

Mimbo

The Mimbo field was discovered in 1984 and has been producing since 1989. In the first nine months of 2005, Mimbo produced an average of 0.4 mbbls/d of oil from one horizontal wells with an average watercut of

32 per cent. Oil gravity is 30° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Mimbo field to be 0.7 mmbbls and gross proved plus probable reserves to be 1.0 mmbbls.

The Mimbo field is located in water depth of approximately 40 m and covers an area of approximately 420 acres (1.7 km^2) in the southern part of OML123. Addax Petroleum is producing from a 30 m thick oil rim in the "C-3' reservoir sand of Miocene age at an average depth of 6,910 ftss. No further drilling activity or other capital expenditures are planned for this field.

Ukpam

The Ukpam field was discovered in 1986 and has been producing since 1989. In the first nine months of 2005, Ukpam produced an average of 0.1 mbbls/d of oil from two wells with an average watercut of 89 per cent. Oil gravity ranges between 38° and 45° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ukpam field to be 0.2 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Ukpam field is located in 10 m water depth and covers an area of approximately 420 acres (1.7 km^2) in the central part of OML123. Addax Petroleum is producing from three stacked reservoirs in the "AC-1", "P-4" and "I" sands of Miocene age at depths between 5,000 ftss and 7,800 ftss. No further drilling activity or other capital expenditures are planned for this field.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. Oil gravity is 19° API. As at September 30, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. Two stacked reservoirs each contain a 18 m thick oil rim with an associated gas cap in good quality sands of Upper Miocene age at depths between 3,300 ftss and 3,650 ftss.

In 2006, the Corporation plans to carry out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test is currently being drilled. If the production test is successful, the field would be developed as a satellite to the Adanga Platform with production expected to start in 2007 at an estimated rate of approximately 12 mbbls/d. The development plans for the field would include the construction of a four km long pipeline to the Adanga Platform.

__Unappraised Discoveries and Exploration__

In addition to the existing fields, there are seven unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East and Kita North oil discoveries drilled in 2005. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at September 30, 2005, NSAI estimates gross proved reserves for Kita North to be 6.9 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal

drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

NSAI reports Addax Petroleum's gross prospective oil resources in OML123 as of September 30, 2005 to be 220 mmbbls (116 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005, comprised of $28 million for drilling and $56 million for facilities, and $383 million in 2006, as discussed below. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

	2006 Budgeted Capital Expenditures			
Field / Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of wells**
	($million)	($million)	($million)	
Infrastructure				
FPSO replacement	–	80	80	–
Gas lift and gas gathering	–	55	55	–
TPU purchase and Adanga Platform and TPU refurbishment	–	17	17	–
General maintenance	–	31	31	–
Subtotal	–	183	183	–
Field Development				
Oron West and North Oron	52	53	105	6
Adanga	55	–	55	5
Ebughu (and extensions)	25	–	25	3
Subtotal	132	53	185	14
Exploration and appraisal	15	–	15	2
Total	**147**	**236**	**383**	**16**

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $427 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $81 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $81 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. Approximately $55 million of this amount is budgeted to be spent in 2006, with the remainder to be spent in 2007. The balance of the total initial investment of $346 million is related to non-associated gas prodution facilities, gas processing and compression facilities and the delivery pipeline to Calabar and is the responsibility of NNPC. Approximately $264 million of this amount is expected to be spent in the fourth quarter of 2005 and in 2006, with the remainder to be spent in 2007. The Corporation is in discussions with NNPC to clarify the apportionment of the funding responsibility, including a provision whereby the Corporation would carry NNPC's capital investment in exchange for modifications to the OML123/124 PSC, including a temporary increased share of Profit Oil.

Addax Petroleum believes the 220 mmbbls (116 mmbbls risked) of gross prospective oil resources in OML123, as reported by NSAI, provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. For the first nine months of 2005, OML124 produced an average of 3.5 mbbls/d of oil from ten wells with an average watercut of 84 per cent. Oil gravity ranges between 29° API and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at September 30, 2005, NSAI estimates gross proved reserves for OML124 to be 10.0 mmbbls and gross proved plus probable reserves to be 12.6 mmbbls. The Corporation expects production from OML124 to be approximately 4 mbbls/d in 2006.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km²) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $9 million in the fourth quarter of 2005 and $27 million in 2006.

OML124


SHELL - OML39
OPL228
OML124
Oguta Lake
NJ-1
NJ-D1ST
OSSU
IZOMBE
JISIKE
SHELL - OML20
CHEVRON - OML53
OSSU
IZOMBE
JISIKE
EBOCHA STATION
0
5
Km
Producing Oil Field
Prospect
N

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Number of Wells(1)	Average Oil Production: 9 Months Ended September 30, 2005	Average Oil Production: 2004	Gross Oil Reserves(2): Proved	Gross Oil Reserves(2): Probable	Gross Oil Reserves(2): Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Izombe	7	1,810	2,160	5.6	2.0	7.6
Ossu	6	1,700	1,650	4.4	0.6	5.0
Total	**13**	**3,510**	**3,810**	**10.0**	**2.6**	**12.6**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility. The Corporation has completed conceptual design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, approximately 75 t/d of butane and approximately 1 mbbls/d of natural gasoline and approximately 35 mmcf/d of residue lean gas. The Corporation expects that the natural gasoline would be blended with oil at the Izombe Flow Station for export. Butane and some blended propane would be marketed locally. Subject to access to appropriate export facilities, butane and propane may be exported and the residue lean gas would be used for local power generation, as LNG feed stock or re-injected into the Izombe and Ossu fields. See "Properties and New Ventures — Nigeria Properties — OML124 — Budgeted Capital Expenditures".

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first nine months of 2005, Izombe produced an average of 1.8 mbbls/d from six wells with an average watercut of 83 per cent. Oil gravity ranges between 35° and 40° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.6 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 5,300 and 7,400 ftss, but most of the production comes from one reservoir located at approximately 5,400 ftss. Most accumulations extend to the east into the Jisike field operated by Chevron.

In 2006, the Corporation plans to drill an oil production well, a water injection well and to work over an existing oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first nine months of 2005, Ossu produced an average of 1.7 mbbls/d from four wells with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.4 mmbbls and gross proved plus probable reserves to be 5.0 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 4,500 and 8,500 ftss, but most of the production comes from three reservoirs at depths between 4,500 ftss and 6,850 ftss. Some accumulations extend to the west into the adjacent OML20, which is operated by the Shell/NNPC joint venture.

In late 2005, the Corporation plans to start a drilling and well work over program, including drilling one appraisal and two oil production wells, and working over two existing oil production wells in 2006 in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2006, which will be the first exploration well to be drilled by the Corporation in OML124.

NSAI reports Addax Petroleum's gross prospective oil resources in OML124 as of September 30, 2005 to be 32 mmbbls (14 mmbbls risked).

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $9 million for the fourth quarter of 2005 and $27 million for 2006.

In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $94 million of which $60 million would be incurred by Addax Petroleum to supply feed gas and $34 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the LPG plant. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the Corporation would hold the remaining 40 per cent interest. All of the facilities would be constructed and initially operated by Addax Petroleum. The Corporation intends to make a final investment decision regarding the LPG project by the end of the first quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2007. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $58 million is forecasted to be spent by the Corporation in 2006 with the balance of $16 million to be spent in 2007 after the plant is operational. Of the Corporation's capital expenditure, the $60 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth. Production from OPL90 commenced in March 2005 and averaged 20 mbbls/d for the month of October 2005. In the first nine months of 2005, OPL90 produced an average of 12.6 mbbls/d of oil from six wells with no watercut. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OPL90 to be 27.9 mmbbls and gross proved plus probable reserves to be 43.7 mmbbls. As at September 30, 2005,

OPL225 had no reserves or production. The Corporation expects production from OPL90 and OPL225 to be approximately 33 mbbls/d in 2006.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains one producing oil field (Okwori), four undeveloped oil discoveries, one of which (Nda) is currently producing from an extended well test and will be developed in 2006, and four exploration prospects. OPL225 has been surveyed principally by 2D seismic and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Addax Petroleum plans to acquire a 800 km^2 3D seismic survey across this southern area of OPL225 at the end of 2005. Total capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006.

OPL90 and OPL225 Properties



SHELL - OML77
OPEN ACREAGE
OPL225
SHELL - OML74
SHELL - OML72
OPL90
ENI - OML116
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OKWORI
NDA
TOTAL - OPL221
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225. Production from the Okwori field in OPL90 started in March 2005. Production from the Nda field in OPL90 is from an extended well test following which a full field development is planned to take place.

Field	Number of Wells	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[1]: Proved	Gross Oil Reserves[1]: Probable	Gross Oil Reserves[1]: Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	5	16,360	10,080	20.7	12.8	33.5
Nda	1	3,590	2,530	7.2	3.0	10.2
Total	**6**	**19,950**	**12,610**	**27.9**	**15.8**	**43.7**

Note:

(1) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. One such discovery, the Nda field, has been producing to the OPL90 production facilities under an extended well test since March 2005 and is awaiting full field development. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

OPL90 Production Facilities


OK-12
OK-11
N
OK-13
OK-14
ND-3, 4, 5, 6
OK-7
OK-8
OK-10
ND-2
ND-1
OK-9
OPL90
FPSO
Existing Facilities in 2005
Planned Facilities in 2006

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. Construction of the gas gathering pipeline is expected to take place in 2006 or 2007. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — OPL90 and OPL225 — Budgeted Capital Expenditures".

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Field development planning was commenced by Ashland at that time, but was suspended when Ashland's Production Sharing Contracts were terminated by a settlement agreement with the Nigerian government in 1998. See "Addax Petroleum — Corporate History".

Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the month of October 2005, the Okwori field produced an average of 16.4 mbbls/d of oil from five wells with an average watercut of 3 per cent. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Okwori field to be 20.7 mmbbls and gross proved plus probable reserves to be 33.5 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. The field development plan envisages production from seven stacked reservoirs in the sands of Plio-Miocene age at depths between 5,100 and 9,300 ftss, but the majority of the production is expected to come from two reservoirs (7,000 to 9,300 ftss). The stacked reservoir configuration of the field requires that production wells be selectively completed, choosing the optimum oil zones to be produced.

As of the end of October 2005, six production wells have been successfully drilled on the Okwori field of which five have been placed on production and the sixth is awaiting tie-in to the OPL90 FPSO. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur. At the end of October 2005, the sand screen in one well had failed and is anticipated to fail shortly in a second well. Remedial treatment of these wells is planned in late 2005 and/or early 2006. The Corporation plans to drill two more development wells to complete the field development plan and is reviewing the methodology for control of sand production. The Corporation plans to complete the Okwori field development drilling program in 2006 and production is expected to average approximately 25 mbbls/d in 2006.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. Oil in commercial quantities was encountered in three stacked reservoirs. The discovery well was re-entered in February 2005 and completed on two of the three main reservoirs in order to carry out an extended well test. The well is tied back to the OPL90 FPSO and has produced a total of 0.7 mmbbls at September 30, 2005. For the month of October 2005, the Nda field produced an average of 3.6 mbbls/d from one well with no water cut. As at September 30, 2005, NSAI estimates gross proved reserves for the Nda field to be 7.2 mmbbls and gross proved plus probable reserves to be 10.2 mmbbls.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The field will be producing from three stacked reservoirs in the sands of Plio-Miocene age at depths between 6,700 and 8,150 ftss.

The Corporation has finalized a development plan for the Nda field, which has been submitted to the Nigerian government, and intends to drill an up-dip appraisal well, necessary for field development approval, in early 2006. The field development plan comprises drilling four horizontal wells during 2006, individually tied back to and controlled from the OPL90 FPSO. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006 and is expected to average approximately 20 mbbls/d for the last six months of the year.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration

on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

In late 2005 and during 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation intends to acquire a 800 km^2 3D seismic survey at the end of 2005 which will be processed during 2006 to identify further exploration drilling opportunities.

NSAI reports Addax Petroleum's gross prospective oil resources in OPL90 and OPL225 as of September 30, 2005, to be 7 mmbbls (5 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 comprised of $29 million for facilities and $39 million for drilling and $290 million in 2006, as discussed below. These expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

	2006 Budgeted Capital Expenditures			
Field/Category	Drilling & Seismic	Facilities & Other	Total	Number of Wells
	($million)	($million)	($million)	
Nda	106	55	161	4
Okwori	32	19	51	2
Gas gathering pipeline	–	16	16	–
Subtotal	138	90	228	6
Exploration and appraisal	59	3	62	3
Total	**197**	**93**	**290**	**9**

The Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before the end of 2007. The budgeted capital expenditures for 2006 includes $16 million and the balance of $19 million is expected to be spent in 2007, all of which is expected to be recoverable under the OPL90/225 PSC.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.


EXXONMOBIL - OML67
OML123
Producing Oil Field
Unappraised Oil Discovery
Prospect
Area affected by ICJ Ruling
N
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property. The farm-in agreement between Oriental Energy and ExxonMobil is yet to be concluded.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation has agreed to acquire a 40 per cent interest in the Okwok Property. The Oriental Joint Venture Agreement will become effective once the farm-in agreement between Oriental Energy and ExxonMobil is signed by the two parties and government approval is received. Pursuant to the Oriental Joint

Venture Agreement, Addax Petroleum will make a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date from the Okwok Property. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources as at September 30, 2005 are reported by NSAI to be 6.7 mmbls.

Production Facilities

Addax Petroleum believes that there will be significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

The two main reservoirs are interpreted to be part of the Agbada formation and are of Pliocene age. Reservoir depths vary between 2,750 and 4,000 ftss. Due to the shallow nature of the reservoir, the oil is assumed to have a density of around 20° API. This is supported by a sample taken from an offset well, drilled 10 km to the east of the Okwok Property, which recovered 23° API oil from an interval which correlates with one of the two main zones in the Okwok Property.

Budgeted Capital Expenditures

The development of the Okwok Property is expected to commence in 2006 and the Corporation's capital expenditures are budgeted to be $72 million in 2006, including the farm-in fee of $35 million payable by Addax Petroleum to Oriental Energy contingent on the Oriental Joint Venture Agreement becoming effective. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property in early 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements. See "Interest of AOG in Material Transactions".

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend. The first sale of Okwori Blend took place in June 2005 and to date there have been five liftings in total. Marketing knowledge of the Okwori Blend is at an early stage. Going forward the Corporation anticipates that the Okwori Blend will sell at a premium relative to the Brent Crude price.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.3	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2), including the Bogi Platform. The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. In 2004, the existing OPL98 and OPL118 were converted into OML123 and OML124. The Corporation has received advice from Nigerian counsel that the formal grant of OML123 and OML124 supercedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Nigeria New Ventures

Overview

Addax Petroleum established a dedicated new ventures team in Nigeria in 2004. This team has made a number of bids and approaches for assets in Nigeria and has recently been successful in organizing and negotiating the Okwok Property transaction and is leading the discussions on the JDZ Block 4 opportunity. The Corporation targets Nigeria new ventures opportunities from three principal sources: (i) new bid rounds, (ii) farm-ins with indigenous Nigerian oil companies and (iii) farm-ins with major international oil and gas companies.

New Bid Rounds

Addax Petroleum participated in the most recent Nigerian bid round that was held in mid 2005 and intends to participate in future bid rounds when they occur. In this most recent bid round, Addax Petroleum finished second in the bidding for two assets and third for another. If the winning bidders do not provide evidence of their financial capability to pay for the signing bonus, Addax Petroleum will likely be invited to take the original position for which it bid but finished second. These assets are OPL135 and OPL280, both of which are onshore blocks close to OML124.

Farm-in to Properties held by Indigenous Nigerian Oil Companies

Indigenous oil companies have gained rights to a number of blocks under the Nigerian government's Marginal Field Development Program, with the 2003 bid round providing rights to a number of new indigenous oil companies. Often such companies seek partners to provide capital and technology needed to develop the properties. Addax Petroleum's Nigeria new ventures team has discussed and continues to discuss a number of these farm-in opportunities with such indigenous oil companies. It is likely that additional blocks will be made available to indigenous oil companies through relinquishment by existing operators and this could provide additional opportunities for the Corporation in Nigeria.

Farm-in or Acquire Properties held by Major International Oil and Gas Companies

The major international oil and gas companies that operate in Nigeria such as Shell, ExxonMobil, Chevron, Total and Agip, through joint ventures with NNPC, hold rights to significant acreage in the country, much of which is unexplored or not fully developed. Opportunities to farm-in or acquire properties in onshore or in shallow water regions are becoming increasingly available as major international oil and gas companies shift their focus to deep-water areas. Addax Petroleum's Nigeria new ventures team has had discussions with most of these major international oil and gas companies and has expressed an interest in taking over their acreage if acceptable terms can be negotiated.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote-Energy Equity Resources (nine per cent). A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko

Petroleum (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2). In addition to the Block 4 Property, the Corporation is in preliminary discussions with some of the successful bidders on other blocks with a view to farming-in to one or more of these blocks.

Joint Development Zone



LAGOS
BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
ANTAN TERMINAL
OML123
OKWOK
OPL90
OKWORI TERMINAL
OPL225
JDZ Block 4
0
100
Km
N
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Geological Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

Block 4 Property

Overview

The Block 4 Property is located in the northern end of the JDZ, approximately 170 km south of the Nigerian coastline and approximately 300 km north of the city of Sao Tome. Block 4 covers an area of 211,700 acres (857 km^2) in water depths ranging from approximately 1,800 m to 2,200 m.

Block 4 Property


Chevron - Block 1
Block 2
Block 4
4A
Block 3
Block 5
4-3-1
4C
Block 6
0
10
Km
Block 7
Block 8
Lead

JDZ Agreements

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In late October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. ERHC Energy entered into a memorandum of understanding with Addax Petroleum in October 2005 pursuant to which Addax Petroleum replaced Noble Energy JDZ as operator for the consortium. In November 2005, Addax Petroleum entered into a participation agreement with ERHC Energy pursuant to which it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property in return for a payment of up to $18 million and a full carry in respect of ERHC Energy's retained interest. Addax Petroleum would also be required to pay a signature bonus of up to $23.4 million to the Joint Development Authority. A joint operating agreement and Production Sharing Contract would also have to be negotiated with the other participating parties and, in the case of the Production Sharing Contract, the Joint Development Authority before Block 4 is awarded.

Cameroon

Overview

Cameroon covers a total area of 475,440 km^2 and is approximately half the size of its western neighbour Nigeria.

Government

Cameroon was formed from a French administered UN trusteeship. In 1961, part of British Cameroon merged with the recently formed independent Cameroon. Cameroon is a republic with a multiparty presidential regime. Opposition parties were legalized in 1990. The current President, Paul Biya, has been in office since 1982 and was last elected with 71 per cent of the vote during the elections held in October 2004. The President is elected by popular vote for a seven-year term. The next elections are due in October 2011. Cameroon has a National Assembly with 180 seats, whose members are elected by direct popular vote to serve five-year terms, though the President can either lengthen or shorten the term of the legislature. The most recent National Assembly elections were held in June 2002.

International Relations

Cameroon is a member of the United Nations, Organization of African Unity, the Commonwealth of Nations and the Monetary and Economic Community of Central Africa. In 2002, the International Court of Justice ruled in favour of Cameroon on the long disputed Cameroon — Nigeria land and maritime boundary. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Petroleum Industry

Petroleum exploration activity in Cameroon began in the 1950s and concentrated on the Douala Basin in the south of the country where several oil and gas discoveries were made. In the 1970s, activity switched to the Rio del Rey Basin in the west of the country which now accounts for most of Cameroon's current oil production. The Rio del Rey Basin is the eastern extension of the Niger Delta and all of its oil is produced from the Agbada formation.

Oil production in Cameroon began in 1977 and increased to approximately 170 mbbls/d in 1986 before slowly declining to approximately 62 mbbls/d in 2004. In comparison with its neighbours, oil exploration in Cameroon has been modest and is limited by its lack of access to deep-water offshore acreage given its geographical location. However, there has been renewed activity in recent years with the development of new fields. The major oil producers in Cameroon are Shell and Total.

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Cameroonian government has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

To date, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". The Ngosso Property itself is not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property. As the power transfer process is not complete, the Corporation intends to limit its seismic acquisition activities to the offshore with a minor impact on the coverage. The Corporation plans to acquire two 3D seismic surveys in the western and in the south eastern sectors of the Ngosso Property between December 2005 and April 2006.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage.

Ngosso Property



Sandy Gas - TOTAL E&P
PH59c
OLHP-11
NGOSSO PERMIT
NGM-1
NRM-1
NRM-2
Narendi
NW-1
Nawumse
BBM-1
BBM-2
PH57
ODM-1
ODM-3
AYM-1
BSM-1
ODM-2
ONM-1
MLM-1
OOM-1
OOM-3D
OOM-2
PH48c
TOTAL E&P-PH60d
OEM-1
Bravo Assoma - TOTAL E&P
KM-1
0
5
Km
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas
N
Bakassi TOTAL E&P
PECTEN-PH59b

The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years. The Corporation intends to evaluate discovered and potential oil and gas accumulations and, if commercial, develop them using proven technology including 3D seismic and horizontal drilling.

The Corporation has carried out a detailed prospectivity evaluation of the acreage based on existing 2D seismic and well data. Two petroleum plays have been penetrated by wells indicating the presence of good quality sand reservoirs. Both plays are characterized by gas and oil discoveries (oil API gravities ranging between 20° to 24° in the shallow play and 40° to 45° in the deep play) and contain a number of remaining leads.

NSAI reports Addax Petroleum's gross prospective oil resources in the Ngosso Property, as at September 30, 2005, to be 28 mmbbls (19 mmbbls risked).

The Corporation's capital expenditures for Ngosso are budgeted to be $2 million for the fourth quarter of 2005 for seismic surveys of 170 km^2 and $16 million in 2006 which includes $10 million for seismic surveys of 120 km^2 and $6 million for drilling two exploration wells.

Gabon

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and substantial oil and mineral reserves.

Government

Gabon is a republic which gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s, though President Omar Bongo has been in power since 1967. The President is elected by popular vote for a seven-year term. The Parliament is comprised of the Senate and the National Assembly. The next elections for the National Assembly are scheduled for 2006. The most recent presidential election was held in November 2005 and Senate elections were held in early 2004.

International Relations

Gabon is a member of the United Nations, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Monetary and Economic Community of Central Africa to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production first peaked in 1975 at approximately 220 mbbls/d and then reached a new high of approximately 360 mbbls/d in 1996 after a period of decline. Current oil production is approximately 235 mbbls/d, the majority of which is produced by Shell and Total.

Kiarsseny Property

On January 27, 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property.

Kiarsseny Property



KIARSSENY PERMIT
N
Iguega
GLK
Equata
Libreville
Unappraised Oil Discovery
Prospect
Lead
Land Areas
0
25
Km

The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API. NSAI reports Addax Petroleum's gross prospective oil resources in the Kiarsseny Property as at September 30, 2005, to be 11.0 mmbbls (10.0 mmbbls risked).

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned.

The second commitment well is planned to commence drilling in late 2005 or early 2006 and will appraise the eastern flank of the Equata discovery. The main objective is to prove commerciality of this accumulation with an option to suspend the well as a future producing well if at least two reservoirs are oil-bearing and one can be successfully tested. Under the terms of the Kiarsseny Agreement, Addax Petroleum may be obligated to pay 100 per cent of a third well (up to $5 million) if this second commitment well is successful. In the event that the second well is not successful, the well costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny are budgeted to be $4 million for the fourth quarter of 2005 and $6 million in 2006 for drilling one exploration well.

Other West Africa New Ventures

Along with the Corporation's properties in Cameroon and Gabon, Addax Petroleum is looking to expand further its activities in the West African Gulf of Guinea region. Additional countries in this target zone include Angola, Equatorial Guinea, Congo and Côte d'Ivoire. Addax Petroleum has made and is continuing to make efforts to gain a position in these countries for the following principal reasons:

- the Gulf of Guinea is a prolific basin with significant opportunities ranging from the onshore, through shallow offshore to deeper water;
- many geological plays are similar to those that the Corporation successfully operates and produces in Nigeria using horizontal drilling and other techniques that can be employed in these other regions; and
- AOG has been involved in trading activities throughout the region and has developed good contacts and a good reputation for its activities.

Addax Petroleum has made efforts to enter into properties in this region in the past primarily through direct negotiations with international companies who hold properties and, to a lesser extent, through direct negotiations with governments. While there are no transactions currently at an advanced stage of negotiations in the region, the Corporation intends to increase its staffing in order to redouble its effort in this regard.

North Africa New Ventures

Addax Petroleum is pursuing opportunities in North Africa, including the countries of Algeria, Libya and Egypt, as a core investment area for the following reasons:

- the presence of proven prolific hydrocarbon basins ranging from Tertiary/Mesozoic (Gulf of Suez, Western Desert, Sirte) to Palaeozoic (Ghadames, Murzuk and a number of basins in Algeria);
- the region's unique strategic position in respect to oil and gas export to major North American and European markets; and
- the relative stability of the political systems in these countries.

Consequently, Addax Petroleum has made, and continues to make, considerable efforts to gain a position in these North African countries. Addax Petroleum has passed the stringent pre-qualification processes and is recognized as a potential operator in Libya and Algeria. The Corporation is currently evaluating several farm-in opportunities and has participated in various bid rounds in several countries. Addax Petroleum has not yet been successful in any of the bid rounds in which it has participated.

Middle East New Ventures

Kurdistan Region of Iraq

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The field area of Taq Taq is approximately 680 km^2.

Under the farm-in agreement with Genel Enerji A.S., Addax Petroleum is committed to expenditures in respect of the Taq Taq field initially of $30 million and, conditionally, another $50 million should it acquire any interest in any Production Sharing Contract in respect of the Taq Taq field.

Central and Southern Iraq

Apart from its activities in the Kurdistan Region, Addax Petroleum is currently positioning itself to obtain oil rights in the central and southern parts of Iraq, once the legal framework has been established and the security situation allows the Corporation to work efficiently and safely in the area. To this end, Addax Petroleum intends to enter into a collaboration agreement with the Ministry of Oil of the central Iraqi government to conduct field studies and train Iraqi oil and gas professionals.

Addax Petroleum believes that the future of the Iraqi oil industry will benefit from building-up a strong local, privately owned, industry and is therefore providing financial support to Nawras Oil Services Ltd., a company owned by Iraqi businessmen and former Iraqi Oil ministry executives. Nawras Oil Services Ltd. maintains relationships with the Ministry of Oil and is currently representing Addax Petroleum in Baghdad.

Iran

Addax Petroleum intends to enter into a study agreement with the National Iranian Oil Company. Under this agreement, Addax Petroleum, together with representatives of the National Iranian Oil Company, will study two undeveloped fields located offshore Iran. The study is expected to be completed within the next 12 months. Neither the activities under the study agreement nor any future activities based in Iran will be financed with the proceeds of this offering. All such Iranian activities will be financed with funds from other sources.

FISCAL TERMS

Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's proposed interest in the Okwok Property is governed by a Production Sharing Contract and will be subject to the terms of the Oriental Joint Venture Agreement and, once implemented, the Nigerian Marginal Field Terms. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil

3. Tax Oil

4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs



Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
Addax Petroleum
NNPC

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices. For purposes of illustration, the tables below show the proportions of production designated as Royalty Oil, Cost Oil, Tax Oil and Profit Oil under the Production Sharing Contracts for OML123 and OML124 and OPL90 and OPL225 for the nine months ended September 30, 2005.

OML123/124 PSC — Allocation of Oil Production
for the 9 months ended September 30, 2005

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	50.80	–	–	100
Royalty Oil and other levies[2]	4.94	4.94	–	10
Cost Oil	14.33	–	14.33	28
Tax Oil	18.38	18.38	–	36
Profit Oil	13.15	4.23	8.92	26

OPL90/225 PSC — Allocation of Oil Production
for the 9 months ended September 30, 2005[3]

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	60.60	–	–	100
Royalty Oil and other levies[2]	4.80	4.80	–	8
Cost Oil	53.31	–	53.31	88
Tax Oil	2.49	2.49	–	4
Profit Oil	–	–	–	–

Notes:

(1) The tax accounts and the financial accounts use different revenue recognition methods.
(2) Other levies include the NDDC levy and education tax.
(3) Production from OPL90 began in March 2005. There was no production from OPL225 in 2005.

The calculation of the different categories of oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Water Depth	Royalty Oil Rates Field Range of Production (bbls/d)					
	<2,000	2,000-5,000	5,000-10,000	10,000-15,000	15,000-25,000	>25,000
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at September 30, 2005, the Cost Oil balances, including capital depreciation carried forward to future years, were as set out in the following table.

	Cost Oil Balances					
	2005	2006	2007	2008	2009	2010
			($million)			
OML123/124 PSC	40.5	37.8	29.0	16.4	5.2	–
OPL90/225 PSC[1]	67.4	67.4	67.4	67.4	64.0	–

Note:

(1) Includes $10.2 million of expenditure by previous contractor.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. This currently applies to the OPL90/225 PSC. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

Due to the capital expenditure on the OPL90/225 PSC, there are unutilized capital investment allowances of $120.6 million as of September 30, 2005. There are no unutilized capital investment allowances for the OML123/124 PSC.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 35 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 35 per cent of operating costs above $5.00/bbl. Addax Petroleum is not currently subject to this penalty as the Corporation's operating costs are below the designated threshold, assuming production from the OML123/124 PSC remains below 50 mbbls/d average for the year 2005. If the production average exceeds 50 mbbls/d for 2005, the maximum exposure to tax inversion penalty is estimated to be $4.5 million.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	30	70
≥40 and <75	45	55
≥75 and <100	55	45
≥100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	20	80
≥40 and <75	35	65
≥75 and <100	45	55
≥100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royal Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued

based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend. The Okwori Blend is being jointly marketed by Addax Petroleum and NNPC for the first six months or 10 liftings, whichever is longer, commencing June 2005. After this joint marketing period, NNPC will calculate and issue an Official Selling Price on a monthly basis for the Okwori Blend "Realizable Price".

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

<2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Cameroon

Addax Petroleum has a 60 per cent interest in, and operates, the Ngosso Concession. Tullow Oil holds the remaining 40 per cent interest. The Government of Cameroon has the right to participate as a joint venturer in any development in the Ngosso Property with a participating interest of up to 25 per cent. Should the Government of Cameroon choose to participate in development of the Ngosso Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil or gas fields within the contract area, production will be subject to royalties and taxes. Royalties vary with annual average production and are calculated on an incremental sliding scale basis as follows.

Annual Production Per Contract Area (mboc/d)	**Rate** (%)
≤5	2.5
>5 and ≤10	5.0
>10 and ≤20	10.0
>20	12.5

A corporate income tax rate of 40 per cent applies to profits in excess of operating costs and capital expenditures.

There is an additional petroleum duty of 12.5 per cent payable in case the "R" Factor (ratio of cumulative net revenues/cumulative investments) reaches more than 1.5. The additional petroleum duty will be increased to 20 per cent in case "R" is greater than 2.5.

The Ngosso Concession also contains provisions for signature and production bonuses and training fees for Cameroonian nationals.

Gabon

Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Production Sharing Contract. Tullow Oil holds a 47.5 per cent interest and Sonangol E.P. holds the remaining 10 per cent interest. The Government of Gabon has the right to participate as a partner in any development under the Kiarsseny Production Sharing Contract with a participating interest of five per cent. Should the Government of Gabon choose to participate in development of the Kiarsseny Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil fields, the Kiarsseny Production Sharing Contract divides production into Royalty Oil, Cost Oil and Profit Oil. Addax Petroleum and the other Kiarsseny Production Sharing Contract parties will be entitled to lift the Cost Oil and a share of Profit Oil.

Royalty Oil will be calculated on a monthly basis per production area. The rates vary with water depth and production levels on an incremental sliding scale basis as follows.

Royalty Oil Rates

Water Depth (m)	**Monthly Average Production** (mboe/d)	**Rate** (%)
<100	≤10	2.0
	>10 and ≤15	3.0
	>15 and ≤20	5.0
	>20 and ≤30	7.5
	>30	10.0
≥100	≤15	2.0
	>15 and ≤25	3.0
	>25 and ≤35	5.0
	>35 and ≤55	7.5
	>55	10.0

After the deduction of Royalty Oil, up to 75 per cent of remaining production will be used to recover all costs for exploration, development and production activities under the Kiarsseny Production Sharing Contract.

Oil remaining after the deduction of Royalty Oil and Cost Oil is Profit Oil. Profit Oil will be shared between the Government of Gabon and the Kiarsseny Production Sharing Contract parties based upon monthly production and water depth according to an incremental sliding scale as follows.

Profit Oil Sharing

Water Depth (m)	Monthly Average Production (mboe/d)	State Share (%)	Contractor Share (%)
<100	≤15	50	50
	>15 and ≤30	52	48
	>30 and ≤40	54	46
	>40 and ≤50	56	44
	>50 and ≤75	60	40
	>75 and ≤100	65	35
	>100	70	30
≥100	≤25	50	50
	>25 and ≤40	52	48
	>40 and ≤55	54	46
	>55 and ≤70	56	44
	>70 and ≤85	58	42
	>85 and ≤100	60	40
	>100	70	30

The Kiarsseny Production Sharing Contract also contains provisions for signature and production bonuses and training fees for Gabonese nationals. There is also a domestic supply obligation.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are limited to crude oil reserves in Nigeria. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. However, the Production Sharing Contracts in Nigeria contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Ngosso Concession and the Kiarsseny Production Sharing Contract treat commercial natural gas in effectively the same manner as crude oil, except that lower royalty rates apply to gas production under the Ngosso Concession. However, Addax Petroleum did not have any booked proved, probable or possible reserves in Cameroon or Gabon as at September 30, 2005.

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at September 30, 2005[10][15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing[3]	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped[4]	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable[5]	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible[6]	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at September 30, 2005[15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	66.6	58.3	2,825	2,565	2,356	2,185	2,042	1,335	1,233	1,149	1,078	1,019
Developed Non-Producing[3]	6.3	5.7	267	219	183	155	134	118	97	81	69	59
Undeveloped[4]	40.5	36.5	1,153	962	812	692	595	265	200	148	107	73
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**2,771**	**1,718**	**1,530**	**1,378**	**1,254**	**1,151**
Probable[5]	89.0	74.7	3,545	2,822	2,304	1,922	1,632	1,070	852	693	575	486
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**4,403**	**2,788**	**2,381**	**2,072**	**1,830**	**1,637**
Possible[6]	83.0	66.2	3,401	2,692	2,171	1,781	1,482	960	753	602	490	405
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**5,885**	**3,748**	**3,135**	**2,674**	**2,320**	**2,041**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.8 per cent per annum. Crude oil prices as forecast by NSAI effective September 30, 2005, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend
	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2005	62.87	59.55	63.75	63.26
2006	61.47	58.22	62.33	61.86
2007	55.19	52.28	55.96	55.54
2008	46.61	44.15	47.26	46.90
2009	43.45	41.16	44.06	43.72
2010	42.86	40.60	43.46	43.13
2011	42.85	40.58	43.45	43.12
2012	43.36	41.07	43.97	43.64
2013	44.22	41.89	44.84	44.50
2014	45.00	42.62	45.63	45.28
2015	45.89	43.47	46.53	46.18
2016	46.70	44.23	47.35	46.99
2017	47.58	45.07	48.25	47.88

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond September 30, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	September 30, 2005
	($/bbl)
Brent Crude	62.56
Antan Blend	59.26
Brass River Blend	63.44
Okwori Blend	62.95

(12) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

The following two tables set forth the undiscounted elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted) as at September 30, 2005 Based on Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	5,552	629	1,012	697	35	3,163	1,807	1,372
Proved Plus Probable	9,718	1,266	1,716	1,017	45	5,635	3,567	2,107
Proved Plus Probable Plus Possible	13,365	2,004	2,136	1,238	51	7,881	5,190	2,746

Total Future Net Revenue (Undiscounted) as at September 30, 2005 Based on Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	6,863	803	1,075	687	32	4,244	2,549	1,718
Proved Plus Probable	12,206	1,677	1,647	1,000	38	7,790	5,056	2,788
Proved Plus Probable Plus Possible	17,322	2,763	2,041	1,209	42	11,190	7,519	3,748

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted) as at September 30, 2005

	Forecast Prices and Costs			Constant Prices and Costs		
Year	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible
			($million)			
2005	119.0	144.5	144.5	119.0	144.5	144.5
2006	346.0	462.6	462.6	342.5	458.2	458.2
2007	209.7	346.4	400.4	204.4	337.2	389.5
2008	20.8	58.9	93.8	18.9	56.3	89.9
2009	–	–	70.4	1.0	–	66.2
2010	1.1	4.3	57.2	1.0	4.0	53.0
2011	15.7	–	8.8	14.3	–	8.0
2012	16.9	15.9	–	–	14.3	–
2013	–	–	–	–	–	–
2014	–	–	16.7	14.9	–	–
2015	–	–	–	–	–	14.3
2016	2.8	–	–	–	–	–
2017	–	–	–	–	–	–
2018	–	29.6	34.4	2.3	23.7	27.6
Total	**731.9**	**1,062.2**	**1,288.7**	**718.3**	**1,038.2**	**1,251.2**

Oil Wells

The following table sets forth the number and status of wells as at September 30, 2005 which are producing or shut-in and which the Corporation considers to be capable of production.

Property	Producing Gross	Producing Net	Shut-in Gross	Shut-in Net
OML123				
Adanga	15	15	4	4
Ebughu (and extensions)	21	21	1	1
Oron West and North Oron	8	8	–	–
Akam	4	4	5	5
Bogi	1	1	1	1
Mimbo	1	1	1	1
Ukpam	2	2	–	–
OML124				
Izombe	6	6	1	1
Ossu	4	4	2	2
OPL90				
Okwori	5	5	–	–
Nda	1	1	–	–
Total	**68**	**68**	**15**	**15**

All of the Corporation's producing or shut-in wells are located in Nigeria, and with the exception of OML124, are offshore.

Drilling History

The total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled in the periods indicated, are listed below.

	9 Months Ended September 30, 2005		Year Ended December 31, 2004		2003		2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development												
Oil producers	9	9	15	15	5	5	14	14	9	9	2	2
Water injectors	–	–	–	–	2	2	–	–	–	–	–	–
Total Development	9	9	15	15	7	7	14	14	9	9	2	2
Total Exploratory	1	1	2	2	–	–	2	2	–	–	–	–
Total Appraisal	19	19	6	4.8	6	6	13	13	6	6	8	8
Total	**29**	**29**	**23**	**21.8**	**13**	**13**	**29**	**29**	**15**	**15**	**10**	**10**

Drilling Success — Net Wells

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002	2001	2000	Total
Exploratory							
Successful	1	1	–	1	–	–	3
Unsuccessful	–	1	–	1	–	–	2
Appraisal							
Successful	15	2	3	11	5	7	43
Unsuccessful	4	2.8	3	2	1	1	13.8
Development							
Successful	8	14	5	14	9	2	52
Unsuccessful	1	1	2	–	–	–	4
Total							
Successful	**24**	**17**	**8**	**26**	**14**	**9**	**98**
Unsuccessful	**5**	**4.8**	**5**	**3**	**1**	**1**	**19.8**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at September 30, 2005.

Property	Undeveloped Acreage Gross (acres)	Undeveloped Acreage Net (acres)	Undeveloped Acreage Gross (km^2)	Undeveloped Acreage Net (km^2)	3D Seismic Gross (km^2)	3D Seismic Net (km^2)	2D Seismic Gross (km)	2D Seismic Net (km)
OML123 and OML124	136,400	136,400	552	552	392	392	1,529	1,529
OPL90 and OPL225	323,500	323,500	1,309	1,309	467	467	2,120	2,120
Ngosso	117,100	70,300	474	284	–	–	1,536	922
Kiarsseny	1,345,000	571,600	5,443	2,313	2,643	1,123	18,750	7,969
Total	**1,922,000**	**1,101,800**	**7,778**	**4,458**	**3,502**	**1,982**	**23,935**	**12,540**

The Corporation's seismic database covers its developed and undeveloped acreage in Nigeria, after giving effect to the Corporation's relinquishment proposals and the Disputed Area in OML123. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Historical — Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for the periods indicated.

	9 Months Ended September 30, 2005				Year Ended December 31, 2004
	Q3	Q2	Q1	Total	
Production (mbbls/d)					
Crude oil	74.3	62.3	49.3	62.0	39.9
Operating Netbacks ($/bbl)					
Revenue	60.67	48.22	44.64	52.21	35.37
Royalties	(8.97)	(8.27)	(8.77)	(8.68)	(7.22)
Lifting costs	(6.31)	(7.20)	(5.74)	(6.46)	(6.11)
Operating netback	45.40	32.76	30.13	37.07	22.04
Capital Expenditures ($million)					
Land and seismic	0.6	–	–	0.6	–
Drilling and completion	51.1	43.8	56.3	151.2	190.7
Facilities and equipment	50.9	24.8	36.3	112.0	99.2
Property acquisitions and disposals	–	–	–	–	–
Corporate acquisition	–	–	–	–	–
Other	2.9	4.2	5.2	12.3	24.3
Total	**105.5**	**72.8**	**97.8**	**276.1**	**314.2**

Reconciliation of Reserves

The Corporation has not previously reported its reserves in accordance with NI 51-101 and consequently a reconciliation has not been included.

Alternative Price Forecast Evaluation

The forecast prices used by NSAI in the Reserve Report as at September 30, 2005 differ from those currently in the public domain with respect to a number of the Corporation's industry peers. As a result, at the request of the Corporation, NSAI conducted a price sensitivity analysis of the reserves of the Corporation and the net present value of future net revenue associated with such reserves as at September 30, 2005 using an alternative price forecast supplied by the Corporation. The alternative price forecast correlates with the price forecast used in appraisals of some of the Corporation's industry peers in the public domain and, by comparison to the information set forth in the Reserve Report, provides some measure of guidance in respect of the sensitivity of the evaluation to price forecast changes, particularly having regard to the period over which reserves are, pursuant to the evaluation, estimated to be recovered. NSAI otherwise used the same assumptions and definitions as in the Reserve Report. The tables below summarize the alternative price forecast and the results of such analysis. The information set forth below is supplemental to the disclosure required by NI 51-101 and is not a substitute therefor.

Oil Reserves and Future Net Revenues Based on Alternative Forecast Prices and Costs as at September 30, 2005[10]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][10][11][12][13][14]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][10][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	65.6	57.7	2,445	2,234	2,062	1,920	1,801	1,219	1,131	1,058	997	944
Developed Non-Producing[3]	6.2	5.6	221	182	154	131	114	105	87	73	62	54
Undeveloped[4]	39.8	36.1	870	726	611	519	443	170	120	80	48	22
Total Proved	111.6	99.4	3,536	3,142	2,827	2,570	2,358	1,494	1,338	1,212	1,107	1,020
Probable[5]	90.4	76.5	2,997	2,393	1,958	1,636	1,392	891	714	584	486	411
Total Proved plus Probable	202.0	175.9	6,533	5,535	4,785	4,207	3,750	2,385	2,052	1,796	1,593	1,430
Possible[6]	82.7	66.3	2,831	2,246	1,816	1,493	1,245	802	630	505	412	340
Total Proved plus Probable plus Possible	284.7	242.2	9,364	7,781	6,602	5,700	4,995	3,187	2,683	2,301	2,005	1,771

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The alternative prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.5 per cent per annum. Crude oil prices used by NSAI for the Alternative Forecast Prices and Cost effective September 30, 2005, are as follows.

Alternative Crude Oil Forecast Prices

Year	Brent Crude ($/bbl)	Antan Blend ($/bbl)	Brass River Blend ($/bbl)	Okwori Blend ($/bbl)
2005	56.67	53.68	57.46	57.02
2006	57.44	54.41	58.25	57.81
2007	57.25	54.23	58.05	57.61
2008	55.59	52.65	56.37	55.94
2009	54.06	51.21	54.82	54.40
2010	52.99	50.19	53.73	53.32
Thereafter, escalated at 1.5%	52.30	49.54	53.03	52.63

(11) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(12) Abandonment costs have been estimated for the end of the economic producing life of each property.

(13) The estimated Net Present Values of Future Net Revenues Income Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(14) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Alternative Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	6,031	679	1,070	695	35	3,536	2,059	1,494
Proved Plus Probable	10,790	1,431	1,723	1,014	44	6,533	4,193	2,385
Proved Plus Probable Plus Possible	15,191	2,350	2,131	1,233	49	9,364	6,241	3,187

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to indentify any important economic factors or significant uncertaintites that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells three blends of crude oil. For these three blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2004 and for the nine months ended September 30, 2005.

Addax Petroleum Crude Oil Differential Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.3	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Future Commitments

The Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. Typically, the Corporation achieves this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

Employees

As at September 30, 2005, Addax Petroleum had 291 employees. Of these, 215 were located in Nigeria, 75 were located in Geneva, Switzerland and one was located in Cameroon. All the Nigerian employees, other than management employees, are unionized.

Environmental and Safety Matters

Addax Petroleum has direct responsibility for HSE in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational

compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes the following:

Leadership, Commitment and Training: Addax Petroleum requires its managers and supervisors to demonstrate a commitment to the HSE policies of the Corporation. This commitment includes not just responsibility for daily operation but also responsibility for reviewing the training requirements of the Corporation in order to ensure new employees and contractors receive appropriate introduction to the HSE policies. The Corporation then eliminates any identified gaps, to enable all employees and contractors to perform their duties responsibly and with due regard to the health and safety of others and the environment.

Risk Management: The Corporation manages risk by ensuring that all new projects or modifications to existing facilities undergo a hazardous operations and risk assessment. The Corporation also routinely assess the risks of its activities and develops action plans to eliminate or minimize impact on personnel, the environment and facilities.

Health and Safety Operations: The Corporation believes that injury and incident-free operation is achievable and works to promote this mindset throughout the organization. Addax Petroleum conducts periodic in-house inspections and sponsors third-party health and safety audits to evaluate the Corporation's performance and compliance with applicable regulations, guidelines and best practices. Measures recommended through these exercises are diligently implemented to eliminate or mitigate exposure of employees, contractors and the public. The provision of the services of trained medical doctors and equipped facilities at all our field locations enhance the administration of first aid services to the Corporation's and contractors' employees.

Addax Petroleum encourages employees and contractors to report, and the Corporation will investigate, all incidents occurring in the course of operations. Knowledge gained from such investigation is communicated to all operational sites of the Corporation to prevent recurrence of similar incidents within the organization. To this end, Addax Petroleum publishes its HSE statistics and circulates them, with practice updates, throughout the organization.

Environmental Protection: Addax Petroleum conducts studies to assess the impact of planned projects or activities on the environment. Such environmental evaluation studies are conducted periodically to evaluate the impact of the Corporation's activities and opportunities for improvement. Addax Petroleum's waste management plan emphasizes waste minimization and waste reuse in compliance with the regulatory standards and guidelines set by the Nigerian Federal Ministry of Environment and the Department of Petroleum Resources.

Incident Response Plan: The Corporation has developed an integrated incident response plan to address foreseeable emergencies. This plan provides the framework on which a single or multiple emergency situation can be simultaneously managed, while maintaining a disciplined command and control of events. Emergencies such as fire, well control, medical evacuation, oil spill and civil disturbances have developed response annexes. Regular exercises are conducted at all locations to assess the awareness and preparedness of responders and to test the adequacy and state of readiness of emergency response equipment.

Insurance

The Corporation's producing oil and gas properties are all located in Nigeria. Pursuant to the terms of the Corporation's Nigerian Production Sharing Contracts, NNPC is the license holder while Addax Petroleum, as contractor, operates the fields. Addax Petroleum bears all of the risk and costs of exploration, development and operation. However, under the terms of the Nigerian Production Sharing Contracts the field equipment in Nigeria is owned by NNPC and is therefore insured by NNPC under a global policy (the "**CIP Policy**") which covers all of NNPC's assets and provides property damage and comprehensive general liability insurance coverage. The Corporation is co-insured under NNPC's CIP Policy as a contractor to NNPC. Addax Petroleum

believes that the coverage under the CIP Policy meets international oil industry practice and standards and the limits and deductibles are adequate for the operations in Nigeria.

Addax Petroleum has procured construction all risks insurance coverage in respect of its operations in OPL90. Coverage is for works executed anywhere in the world in performance of contracts relating to OPL90 including loss of, or damage to, the pipelines, risers, umbilicals, christmas trees and completions to be installed. Addax Petroleum has also recently procured construction all risks insurance coverage in respect of its operations in OML123 relating to the subsea works associated with the replacement of the FPSO.

Addax Petroleum's policy is to arrange such other insurance from time to time in respect of its other operations as required and in accordance with industry practice.

SELECTED FINANCIAL INFORMATION

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30, 2005	As at December 31, 2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Assets			
Cash and cash equivalents	8.5	3.8	56.0
Other current assets	207.9	96.6	65.0
Total current assets	216.4	100.5	121.0
Property, plant and equipment	471.9	497.7	296.9
Other non-current assets	181.1	18.7	15.6
Total non-current assets	653.1	516.4	312.6
Total assets	**869.5**	**616.9**	**433.6**
Liabilities and equity			
Current liabilities	321.6	266.9	184.7
Long-term debt	100.0	65.0	–
Other non-current liabilities	137.6	107.7	105.2
Total liabilities	559.2	439.6	289.9
Share capital	20.0	20.0	20.0
Retained earnings	290.3	157.3	123.7
Shareholders' equity	310.3	177.3	143.7
Total liabilities and equity	**869.5**	**616.9**	**433.6**

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue					
Petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.0
Net sales	700.8	300.8	420.7	314.7	303.1
Other revenue	1.3	1.3	1.8	1.7	1.6
Total net revenue	**702.1**	**302.1**	**422.5**	**316.4**	**304.7**
Expenses					
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Interest on long term debt	1.9	1.9	1.7	1.6	1.2
Other interest and other finance charges	0.4	–	0.5	5.5	2.9
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Impairment of property, plant and equipment	–	–	3.8	4.5	–
Foreign exchange (gains) losses	0.8	–	0.4	(1.3)	(0.2)
Total expenses	**226.6**	**125.3**	**189.4**	**163.3**	**119.9**
Non-controlling interest	–	–	–	(2.4)	(9.8)
Current income taxes	(256.9)	(109.1)	(140.4)	(101.7)	(34.7)
Future income taxes	50.6	26.4	(30.1)	(25.7)	(72.3)
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA					
CFFO	322.2	118.4	171.0	118.6	184.2
Net cash from operating activities	290.9	136.7	226.8	219.4	181.5
Expenditures on property, plant and equipment	(276.2)	(183.0)	(314.2)	(154.1)	(170.4)
Net cash flow used in investing activities	(276.2)	(183.0)	(314.2)	(175.1)	(170.4)
Net cash (used in) from financing	(3.5)	6.5	35.3	(31.0)	8.0
Net (decrease) increase in cash and cash equivalents	4.7	(39.7)	(52.1)	13.2	19.2
PER SHARE DATA(1)(2)					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All per share amounts are calculated on the basis of 120 million outstanding Common Shares of Addax Petroleum Corporation, giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the rest of the prospectus, including the Corporation's consolidated financial statements and related notes thereto beginning on page F-7 of this prospectus and the "Selected Financial Information". The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries. After giving effect to the Pre-IPO Transactions, the Corporation will own legally and beneficially 100 per cent of the common shares of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties. The Corporation's actual results and the timing of events could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Prospectus, particularly under the headings "Forward Looking Statements" and "Risk Factors".

Addax Petroleum defines "cash flow from operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

Overview

The Corporation is an international oil and gas exploration and production company focused on Africa and the Middle East. It has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. The Corporation currently has 11 producing fields, and has increased its crude oil production from an average of 8,800 bbls/d for 1998 to an average of approximately 74,450 bbls/d for October 2005. As at September 30, 2005, the Corporation had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls.

The Corporation is the largest independent oil producer in Nigeria and operates all four of its 100 per cent owned Nigerian properties, which account for all of its oil production. OML123 is located in shallow water and produces the majority of the Corporation's crude oil, a medium to light quality crude called the Antan Blend. OML124 is located onshore and produces light quality crude oil called the Brass River Blend. OPL90 is located offshore in medium depth water and produces light quality crude oil called the Okwori Blend, and OPL225 is an offshore exploration property located in medium depth water adjacent to OPL90.

The Corporation performs its oil activities in Nigeria through two Production Sharing Contracts with NNPC. Under each Nigerian Production Sharing Contract, the Corporation bears the development and exploration risk for the properties and funds all operating expenses and capital expenditures. In return, the Corporation is entitled to recover these costs and expenditures based on a production sharing formula after commercial discoveries are made and production begins and after the payment of royalties and production taxes. The Corporation shares with NNPC the oil remaining after the payment of royalties, costs and expenditures and production taxes on a sliding scale based on monthly production under each Nigerian Production Sharing Contract. All of the crude oil produced from the Corporation's operations is sold on an arm's length basis to ABV, a wholly-owned subsidiary of AOG, under the terms of the Crude Oil Supply Agreements.

In addition to Nigeria, the Corporation is active in Cameroon, where it has a 60.0 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation, and Gabon, where it has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The Corporation is also pursuing a number of new venture opportunities in the Middle East and Africa, primarily relating to the Taq Taq Property, the Okwok Property and the Block 4 Property in the Joint Development Zone.

Material Factors Affecting the Corporation's Results of Operations and Financial Condition

Management believes that the following factors have had, and will continue to have, a material effect on the Corporation's results of operations and financial condition.

Oil Prices

The Corporation's results of operations are influenced significantly by crude oil prices. Crude oil prices have been volatile in the past and are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and a number of other factors, including government regulation, social and political conditions and the weather.

The prices for oil produced by the Corporation are related to the price of Brent crude oil in the world markets. Brent crude prices have increased from an average price of $28.84 per barrel in 2003 to an average price of $38.22 per barrel in 2004 and to an average price of $53.54 per barrel for the first nine months of 2005. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October, 2005, the average price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Coast region. For the nine months ended September 30, 2005, approximately 74 per cent of the Corporation's crude oil production was Antan Blend, which sold at an average discount to Brent crude of approximately seven per cent in the nine months ended September 30, 2005 and approximately six per cent in 2004. Prices for Antan Blend have increased to an average of $50.02 per barrel for the nine months ended September 30, 2005 from $36.08 per barrel for the same period in 2004.

The increase in oil prices has had a significant positive impact on the Corporation's net revenue, CFFO and net income, particularly in 2004 and the nine months ended September 30, 2005.

Production and Reserves

The Corporation's revenues and net income also depend on its production levels and its ability to replace its reserves. The Corporation has historically increased production by employing advanced and proven technologies to increase production in mature fields, drilling additional wells on its existing properties and acquiring and developing additional properties. The Corporation had 201.3 mmbbls of proved and probable reserves as at September 30, 2005. The Corporation increased production by 55 per cent to an average of 62.1 mbbls/d in the nine months ended September 30, 2005 from an average of 40.0 mbbls/d during the same period in 2004. The increased production was due mainly to the Okwori Property and the Nda field test well in OPL90 coming on-stream in March 2005 and 11 new wells coming on-stream in OML123.

Operating Expenses and Capital Costs

Operating expenses are the costs of producing oil and consist of items such as labour, FPSO leasing obligations, supplies, maintenance, repairs and utilities. The Corporation maintained an average operating expense of $6.46 per barrel for the nine months ended September 30, 2005 from $6.07 per barrel for the same period in 2004. Operating expenses increased in large part because of the costs associated with development at the Okwori Property. Operating expenses relating to the Okwori Property have averaged $6.88 per barrel during its start up phase in 2005. Production from the Okwori Property is still increasing and operating costs are expected to decline on a per barrel basis as the field reaches full production.

Capital costs are capitalized and expensed to the income statement and include engineering studies, seismic acquisition, drilling of exploration, appraisal and development wells, the acquisition of leases and facilities costs. Facilities costs include the construction and installation of platforms and the purchase and installation of

pipelines. All costs prior to the first lifting are capitalized. The costs of drilling rig and supply boat day rates increased significantly during 2005.

Taxes

Taxes paid in Nigeria pursuant to the Production Sharing Contracts vary materially based upon, among other factors, world oil prices and capital expenditures of the Corporation. The percentage of revenues that the Corporation pays as Tax Oil decreases during periods of lower oil prices and increases during periods of higher oil prices. Tax Oil thus serves as a partial hedge against changes in the price of oil.

The Nigerian Production Sharing Contracts are also designed to stimulate capital investment in the Nigerian oil industry. Certain capital expenditures are recoverable as capital allowances prior to the calculation of Tax Oil and therefore, have the effect of reducing taxes otherwise payable under the Nigerian Production Sharing Contracts at a rate of 60 per cent. However, in the event that deductions for capital allowances and capital investment allowances reduce the taxes otherwise payable to zero, a 15 per cent tax charge is applied to the taxable amount prior to deduction of certain capital allowances and capital investment allowances.

In the nine months ended September 30, 2005, the Corporation was taxed at the 15 per cent tax rate in relation to the OPL90/225 PSC. As at September 30, 2005, the Corporation had $120.6 million of unutilized capital investment allowance relating to OPL90 and OPL225. In addition, $55.2 million of costs incurred by a prior operator were available for recovery as Cost Oil. $44.2 million of these costs have been allocated to operating expenses and utilized, while the balance of $11.0 million has been allocated to capital costs. The Corporation expects to become subject to the standard tax rate of 60 per cent under the OPL90/225 PSC, if and when it utilizes its capital allowances and capital investment allowances. The Corporation's 2006 budget assumes that the 60 per cent rate would apply to OPL90/225.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production, operating costs and taxes for the OPL90/225 PSC would have had on Addax Petroleum's net income for the nine months ended September 30, 2005, had these changes occurred on January 1, 2005. These calculations are based on business conditions, production and sales volumes existing in the nine months ended September 30, 2005. The 1,000 bbls/d increase has been allocated evenly to OML123, OML124 and OPL90 once initial production from OPL90 commenced in March 2005. Prior to March 2005, production is assumed to come entirely from OML123 and OML124.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	5.4	0.05
Crude oil production	1,000 bbls/d	4.3	0.04
Increase in operating costs	10%	(4.2)	(0.04)
Tax rate for OPL90/225 PSC	45% (15% to 60%)	(20.0)	(0.17)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Nine months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Summary

The Corporation's production figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period.

During the nine months ended September 30, 2005, the Corporation brought 11 new wells on-stream. The majority of these wells were in the Adanga, Oron West and North Oron fields in OML123. The Okwori Property and the Nda field test well in OPL90 came on-stream in March 2005. The addition of the new wells increased the Corporation's crude oil production by 58 per cent to 16.9 mmbbls for the nine months ended September 30, 2005

from 10.7 mmbbls in the same period in 2004. Average daily production for the nine months ended September 30, 2005 was 62.1 mbbls/d, representing an increase from the average daily production of 39.1 mbbls/d during the same period in 2004.

The Corporation's total crude oil production by property for the nine months ended September 30, 2005 was 12.5 mmbbls from OML123, 1.0 mmbbls from OML124, and 3.4 mmbbls from OPL90 (which commenced production in March 2005), as compared with 9.6 mmbbls from OML123 and 1.1 mmbbls from OML124 for the same period in 2004.

Net income increased to $168.0 million for the nine months ended September 30, 2005 from $41.3 million for the same period in 2004. The following table summarizes the Corporation's results of operations for the nine months ended September 30, 2005 as compared to the same period in 2004.

	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004	Change	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	840.6	367.8	129	52.21	35.37
Royalties	(139.8)	(67.0)	109	(8.68)	(6.44)
Net sales	700.8	300.8	133	43.53	28.92
Total net revenue	702.1	302.1	132	43.61	29.05
Operating expenses	(104.0)	(63.1)	65	(6.46)	(6.07)
General and administration expenses	(11.3)	(13.5)	(16)	(0.70)	(1.30)
Depletion, depreciation and accretion	(108.1)	(46.8)	131	(6.71)	(4.50)
Other[1]	(3.2)	(1.9)	68	(0.21)	(0.18)
Total net revenue less total expenses	475.5	176.8	169	29.53	17.00
Current taxes	(256.9)	(109.1)	135	(15.96)	(10.49)
Future taxes	(50.6)	(26.4)	92	(3.14)	(2.54)
Net Income	**168.0**	**41.3**	**307**	**10.43**	**3.97**

Notes:

(1) Includes interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales are reported on the basis of production volumes sold gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income on the balance sheet.

Due to favourable market conditions, the average realized price for the Corporation's crude oil increased by 48 per cent to $52.21 per barrel for the nine months ended September 30, 2005 from $35.37 per barrel for the same period in 2004.

Petroleum sales increased by 129 per cent to $840.6 million for the nine months ended September 30, 2005 from $367.8 million for the same period in 2004. The increase reflects both a 48 per cent increase in the average sales price and a 58 per cent increase in average daily production. Petroleum sales volumes for the nine months ended September 30, 2005 were 16.1 mmbbls compared with 10.4 mmbbls for the same period in 2004.

Royalties

The following table summarizes the component parts of Royalties for the nine month periods ended September 30, 2005 and 2004:

	9 Months Ended September 30,			9 Months Ended September 30,	
	2005	2004	Change	2005	2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(58.7)	(24.0)	144	(3.65)	(2.31)
NNPC Profit Oil	(58.4)	(25.5)	129	(3.63)	(2.45)
NDDC	(8.7)	(9.3)	(7)	(0.54)	(0.90)
Education Tax	(9.6)	(4.3)	122	(0.60)	(0.42)
Tax Inversion Penalty	(4.4)	(3.9)	13	(0.28)	(0.36)
Total Royalties	**(139.8)**	**(67.0)**	**109**	**(8.68)**	**(6.44)**

Royalties include Nigerian Royalty Oil, NNPC's share of Profit Oil, Niger Delta Development Commission ("**NDDC**") levy, education tax and tax inversion penalty.

- Royalty Oil is calculated in accordance with the Corporation's Nigerian Production Sharing Contracts on a field by field basis.
- Profit Oil is calculated in accordance with the Nigerian Production Sharing Contracts and is equal to the realized price for crude oil less Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and the Corporation depending on the licence and the monthly volumes produced.
- NDDC levy is calculated as 3 per cent of budgeted expenditures. For OPL90, this amount was calculated once first lifting occurred in June 2005. Before first lifting, there was no liability for the levy.
- Education tax is calculated as a 2 per cent charge on taxable profit before capital allowances are deducted.
- The tax inversion penalty is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates of less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates of more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum would be subject to this penalty if the Corporation's average production from the OML123/124 PSC is above 50 mbbls/d in 2005. If, as management expects, the production average exceeds 50 mbbls/d for 2005, the Corporation's maximum exposure to the tax inversion penalty is estimated to be approximately $4.5 million.

Royalties increased by 109 per cent to $139.8 million for the nine months ended September 30, 2005 from $67.0 million for the same period in 2004. This increase was due to the rise in petroleum sales which in turn resulted in Royalty Oil increasing by 144 per cent to $58.7 million from $24.0 million and includes $5.3 million of Royalty Oil resulting from OPL90 crude oil production (2004 — nil), and NNPC's share of Profit Oil increasing 129 per cent to $58.4 million from $25.5 million, due to increased profitability from OML123 and OML124, primarily as a result of higher sales volumes and prices.

The NDDC levy decreased by $0.6 million to $8.7 million for the nine months ended September 30, 2005 from $9.3 million for the same period in 2004. Education tax increased by 122 per cent to $9.6 million for the nine months ended September 30, 2005 from $4.3 million for the same period in 2004. The increase in education tax was a result of higher taxable income before allowances in OML123 and OML124 and the inclusion of OPL90 income for the first time. The tax inversion penalty increased by 13 per cent to $4.4 million for the nine months ended September 30, 2005 from $3.9 million for the same period in 2004 due primarily to management's expectation that OML123 and OML124 will produce in excess of 50.0 mbbls/d for 2005.

Operating Expenses

Operating expenses increased by 65 per cent to $104.0 million for the nine months ended September 30, 2005 from $63.1 million during the same period in 2004. The increase was primarily due to (i) an increase in employee costs and benefits of $4.5 million following the recruitment of 20 additional professionals in Nigeria to support ongoing operations and development in the Okwori field; (ii) an increase of $5.0 million in Lagos office costs; (iii) an increase of $4.3 million for production and maintenance work on OPL90; and (iv) an increase of $7.5 million in FPSO charter costs following the lease of a TPU (temporary production unit) which was used to continue production from the Adanga platform while upgrades were being made. In addition, operating expenses for OPL90 for the nine months ended September 30, 2005 were $23.2 million, as compared with no operating expenses for OPL90 in 2004.

Per barrel operating expenses increased to $6.46 in the nine months ended September 30, 2005 from an average of $6.07 for the same period in 2004.

General and Administrative Expenses

General and administrative charges relate to corporate costs and new venture activities. These costs are not tax deductible for Nigerian tax purposes.

General and administrative expenses decreased by 16 per cent to $11.3 million for the nine months ended September 30, 2005 from $13.5 million for the same period in 2004. This decrease was due primarily to the Corporation incurring $2.2 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 131 per cent to $108.1 million for the nine months ended September 30, 2005 from $46.8 million for the same period in 2004. The 2005 figure includes $30.2 million in depreciation on OPL90 assets which were not depreciated in 2004 as production from OPL90 did not commence until March 2005. Depreciation for OML123 and OML124 assets increased by $28.6 million for the nine months ended September 30, 2005 compared to the same period in 2004, due primarily to increased production which led to an increase in the unit of production rate used to calculate depreciation. This higher unit of production rate was due primarily to the addition of the Okwori Property costs to the depletion, depreciation and accretion pool. The average development cost per barrel for projects in OML123/124 is approximately $4.00 to $6.00 per barrel compared with significantly higher development costs of approximately $10.00 per barrel for the Okwori Property.

Current Income Taxes

The fiscal terms of the Corporation's main operations in Nigeria are set out in the Production Sharing Contracts as modified by the Nigerian government on November 21, 2001. Taxation is calculated at the statutory rate on income which is taxable in Nigeria as a result of activities under the Production Sharing Contract.

Current Income Taxes increased by 135 per cent to $256.9 million for the nine months ended September 30, 2005 from $109.1 million for the same period in 2004. This increase was due primarily to an increase in petroleum sales, which generated a higher taxable basis for the nine months ended September 30, 2005. There were $6.6 million of current income taxes for OPL90 for the nine months ended September 30, 2005 and no income tax for the same period in 2004. Income from OPL90 for the nine months ended September 30, 2005 was taxed at 15 per cent.

Future Income Taxes

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Future income taxes increased by 92 per cent to $50.6 million for the nine months ended September 30, 2005 from $26.4 million for the same period in 2004. This increase is primarily due to a future tax liability of $20.1 million for the OPL 90/225 PSC for the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Summary

During 2004, 15 new wells came on-stream, including two extended well tests. The Corporation also implemented initiatives to optimize production from existing wells. This resulted in an increase in production by 6 per cent to 14.6 mmbbls in 2004 from 13.8 mmbbls in 2003 and an increase in the average daily crude oil production rate to 40.0 mbbls/d in 2004 from 37.7 mbbls/d in 2003.

Total oil production for 2004 was 14.6 mmbbls, 91 per cent of which was from OML123 (13.2 mmbbls) with the remainder from OML124 (1.4 mmbbls).

In 2004, net income increased by 169 per cent to $62.6 million from $23.3 million in 2003. The following table summarizes the Corporation's results of operations for 2004 as compared to 2003.

	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	524.1	381.8	37	36.65	27.47
Royalties	(103.4)	(67.1)	54	(7.23)	(4.83)
Net sales	420.7	314.7	34	29.42	22.64
Total net revenue	422.5	316.4	34	29.55	22.76
Operating expenses	(87.5)	(76.8)	14	(6.12)	(5.53)
General and administration expenses	(18.2)	(15.0)	21	(1.27)	(1.08)
Depletion, depreciation and accretion	(77.2)	(61.3)	26	(5.40)	(4.41)
Other[1]	(6.5)	(10.2)	(36)	(0.46)	(0.73)
Total net revenue less total expenses	233.1	153.1	52	16.30	11.01
Current taxes	(140.4)	(101.7)	38	(9.82)	(7.32)
Future taxes	(30.1)	(25.7)	17	(2.10)	(1.85)
Non-controlling interest	-	(2.4)	n/a	-	(0.16)
Net Income	**62.6**	**23.3**	**169**	**4.38**	**1.68**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 37 per cent to $524.1 million in 2004 from $381.8 million in 2003. The increase reflects both a 33 per cent increase in the average realized sales price and a 6 per cent increase in average daily production. The average realized price per barrel increased by 33 per cent to $36.65 in 2004 from $27.47 in 2003.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2004 and 2003.

	Year Ended December 31,			Year Ended December 31,	
	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(36.0)	(28.2)	27	(2.51)	(2.03)
NNPC Profit Oil	(45.5)	(28.7)	59	(3.18)	(2.06)
NDDC	(11.8)	(6.5)	84	(0.82)	(0.46)
Education Tax	(6.3)	(3.9)	64	(0.44)	(0.27)
Tax Inversion Penalty	(3.8)	–		(0.27)	–
Total Royalties	**(103.4)**	**(67.1)**	**54**	**(7.22)**	**(4.82)**

Royalties increased by 54 per cent to $103.4 million in 2004 from $67.1 million in 2003. This increase was due to the increase in petroleum sales outlined above which resulted in Royalty Oil increasing by 27 per cent to $36.0 million in 2004 from $28.2 million in 2003, and NNPC's share of Profit Oil increasing by 59 per cent to $45.5 million in 2004 from $28.7 million in 2003, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices.

The NDDC levy increased by 84 per cent to $11.8 million in 2004 from $6.5 million in 2003, due primarily to a $5.0 million accrual relating to a change in the basis on which the NDDC levy was calculated. The NDDC levy was calculated based on actual expenditures in 2002 and 2003 and budgeted expenditures in 2004. The Corporation had been lobbying to change the basis of the NNDC levy calculation and it became apparent in 2004 that the method which the Nigerian authorities wished to use was budgeted expenditure. This calculation method is still being disputed by the Corporation. The additional increase is mainly due to higher expenditures in 2004 compared to 2003. Education tax increased by 64 per cent to $6.3 million in 2004 from $3.9 million in 2003, due to higher taxable income before allowances.

The tax inversion penalty in 2004 relates to a tax audit of the Corporation's 1998 to 2001 financials where NNPC and the Corporation agreed on final tax accounts. The method of calculating operating costs for the costs penalty arrangement is still to be agreed. However, following the audit, and applying the Corporation's method of calculating operating costs per barrel, the cost per barrel for 2000 was greater than $7.50 per barrel. Thus, the tax inversion penalty was accrued in 2004.

Operating Expenses

Operating expenses increased by 14 per cent to $87.5 million in 2004 from $76.8 million in 2003. This increase was primarily due to an increase in employee costs and benefits of $5.2 million following the recruitment of additional professionals in Nigeria to support ongoing operations and development on the Okwori Property and an increase of $5.8 million in FPSO charter costs following the lease of a temporary production unit which was used to process crude oil while the Adanga Platform was closed for upgrades. This increase was partially offset by a decrease of $0.8 million in onshore maintenance costs (pipeline and facilities) and $0.8 million in custom duties on the importation of well material. The per barrel operating cost increased to $6.12 in 2004 from $5.53 in 2003.

General and Administrative Expenses

General and administrative expenses increased by 21 per cent to $18.2 million in 2004 from $15.0 million in 2003. This increase was due primarily to the Corporation incurring $4.0 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 26 per cent to $77.2 million in 2004, from $61.3 million in 2003, largely as a result of increased production and a larger depreciable base. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.99 per barrel to $5.40 per barrel in 2004 from $4.41 per barrel in 2003.

In 2004, the Corporation wrote off $3.8 million, which represented its portion of the costs associated with the drilling of an unsuccessful exploratory well in Gabon in early 2004.

In 2003, production from two cost pools, OPL90 and OPL225 and the Ngosso Property, had not yet commenced. Accordingly, no depreciation charge for these costs was calculated and all costs were capitalized. The Corporation planned to acquire 3D seismic data in the Ngosso Property in 2003, but the project was postponed due to the Cameroon-Nigeria border dispute. In 2003, the Corporation wrote off capitalized intangible costs of $4.3 million which were incurred for mobilization and demobilization of a seismic data acquisition team in the Ngosso Property.

Current Income Taxes

Current income taxes increased by $38.7 million to $140.4 million in 2004 from $101.7 million in 2003. This increase is due primarily to a 35.0 per cent increase in petroleum sales which generated a higher taxable basis in 2004 compared to 2003, and an increase in PPT charges of $9.6 million relating to whether certain capital costs regarding the acquisition of the Nigerian properties should be charged to Cost Oil.

Future Income Taxes

Future income tax expense increased by 17 per cent to $30.1 million in 2004 from $25.7 million in 2003. The increase is due primarily to additional capital expenditure of which intangible drilling costs are expensed in the tax accounts and capitalized in the financial statements, offset by greater depletion, depreciation and accretion compared to capital allowances.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Summary

In OML123, five new wells came on-stream in 2003 and initiatives were implemented to optimize production from existing wells. In OML124, the Corporation implemented a drilling program that resulted in two new producing wells being brought on-stream. Principally as a result, crude oil production increased by 20 per cent to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002. The average daily rate of production increased to 37.7 mbbls/d in 2003 from 31.5 mbbls/d in 2002.

Total crude oil production for 2003 was 13.8 mmbbls, 85.5 per cent of which was produced from OML123 (11.8 mmbbls), with the remainder produced from OML124 (2.0 mmbbls).

In 2003, net income decreased by 66 per cent to $23.3 million as compared to $68.2 million in 2002. The following table summarizes the Corporation's results of operations for 2003 as compared to 2002.

	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	381.8	284.1	34	27.47	24.28
Royalties	(67.1)	19.1	n/a	(4.83)	1.63
Net sales	314.7	303.2	4	22.64	25.91
Total net revenue	316.4	304.8	4	22.76	26.05
Operating expenses	(76.8)	(64.8)	19	(5.53)	(5.54)
General and administration expenses	(15.0)	(11.1)	35	(1.08)	(0.95)
Depletion, depreciation and accretion	(61.3)	(40.1)	53	(4.41)	(3.43)
Other(1)	(10.2)	(3.9)	162	(0.73)	(0.33)
Total net revenue less total expenses	153.1	184.9	(17)	11.01	15.80
Current taxes	(101.7)	(34.7)	193	(7.32)	(2.97)
Future taxes	(25.7)	(72.3)	(64)	(1.85)	(6.18)
Non controlling interest	(2.4)	(9.7)	(75)	(0.16)	(0.83)
Net Income	**23.3**	**68.2**	**(66)**	**1.68**	**5.82**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 34 per cent to $381.8 million in 2003 from $284.1 million in 2002. The increase reflects both a 13 per cent increase in the average realized price of the Corporation's crude oil ($27.47 in 2003 compared to $24.28 in 2002) and a 20 per cent increase in sales. The number of barrels lifted increased to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2003 and 2002.

	Year Ended December 31,			Year Ended December 31,	
	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(28.2)	35.2	n/a	(2.03)	3.01
NNPC Profit Oil	(28.7)	(6.4)	344	(2.06)	(0.55)
NDDC	(6.5)	(8.1)	(21)	(0.46)	(0.69)
Education Tax	(3.9)	(1.6)	143	(0.28)	(0.14)
Cost Penalty Arrangement	–	–	–	–	–
Total Royalties	**(67.1)**	**19.1**	**n/a**	**(4.83)**	**1.63**

Royalties increased to $67.1 million in 2003 from a credit of $19.1 million in 2002. Royalty Oil increased to $28.2 million in 2003 from a credit of $35.2 million in 2002. Royalty Oil in 2002 included a credit of $53.7 million due to the implementation of new royalty terms during 2002, but made effective retroactively as of January 1, 2000. In addition, the increase in production between 2003 and 2002 resulted in higher royalties. NNPCs' share of Profit Oil increased to $28.7 million in 2003 from $6.4 million in 2002, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices. Following an audit by NNPC in 2003, the Corporation agreed with NNPC that capital investment allowance was not deductible in calculating NNPC

Profit Oil. This increased NNPC Profit Oil in 2003 by $10.3 million. In 2002, NNPC Profit Oil had carried forward losses from prior years, which reduced the 2002 change.

NDDC levies decreased by 21 per cent to $6.5 million in 2003 from $8.1 million in 2002. The decrease in NDDC levies was due primarily to lower capital expenditures in 2003. Education tax increased by 143 per cent to $3.9 million in 2003 from $1.6 million in 2002. The increase was due to higher taxable income before allowances in 2003. In 2003 and 2002, the NDDC levy was calculated based on actual expenditures (as opposed to budgeted expenditures) incurred on OML123 and OML124. As no crude oil was produced and sold from OPL90 and OPL225 in 2003 or 2002, no petroleum levies were calculated for these properties.

Operating Expenses

Operating expenses increased by 19 per cent to $76.8 million in 2003 from $64.8 million in 2002. This increase was due primarily to a $4.4 million increase in the OML123 FPSO costs following the leasing of a second production processing train for the FPSO, a $2.2 million increase in employee costs, a $2 million provision for Nigerian withholding tax in 2003, a $1.2 million increase in supply vessel costs of the Corporation's offshore operations, a $1 million restructuring charge incurred in 2003 and a $0.6 million increase in third party maintenance staff costs. Per barrel operating costs decreased by $0.01 to $5.53 in 2003 from $5.54 in 2002.

General and Administrative Expenses

General and administrative expenses increased by $3.9 million to $15.0 million in 2003 from $11.1 million in 2002. This increase was primarily due to an increase in new ventures activities and office expansion activities in Geneva.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 53 per cent to $61.3 million in 2003 from $40.1 million in 2002. This increase was primarily due to the increase of the unit of production rate used to calculate total depreciation. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.98 to $4.37.

Current Income Taxes

Current Income Taxes increased by 193 per cent to $101.7 million in 2003 from $34.7 million in 2002. This increase was due primarily to a 27.2 per cent increase in petroleum sales which generated a higher taxable basis in 2003. Tax loss and allowance carry forwards were used before 2003, which significantly reduced the 2002 tax charge. A tax accrual of $8.0 million was taken in 2003 relating to a reserve addition bonus for reserve additions in 1999, which the Nigerian authorities disallowed in 2003 and which the Corporation successfully contested. Another tax accrual, also for $8.0 million, was taken relating to studies which were capitalized by the Corporation.

Future Income Taxes

Future income taxes decreased by 64 per cent to $25.7 million in 2003 from $72.3 million in 2002. The decrease was a result of a $16 million tax deferral for the Okwori Property, which was offset by an increase in the timing differences in OML123 and OML124 and the accumulation of capital investment allowance carry forwards in 2003.

Consolidated Results of Operations by Quarter

The following table sets forth a summary of the Corporation's results of operations for the periods indicated.

	2005			2004				2003			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
					($thousand)						
Petroleum sales	387.8	258.2	194.5	156.4	146.6	117.1	104.0	96.2	98.4	89.4	97.8
Net income	85.6	53.5	28.9	21.3	15.8	13.7	11.8	(8.1)	13.8	1.4	16.2
Net income per share — basic and diluted	0.71	0.45	0.24	0.18	0.13	0.11	0.10	(0.07)	0.12	0.01	0.14

Petroleum Sales

The volume of crude oil sold by the Corporation per fiscal quarter for the first three fiscal quarters of 2005 was 4.4 mmbbls, 5.4 mmbbls and 6.4 mmbbls, respectively. Petroleum sales for the first three quarters of 2005 increased as production from OML123 and OML124 increased and as production from OPL90 was brought on-stream in March 2005. Petroleum sales from OPL90 and OPL225 per fiscal quarter for the first three quarters of 2005 were nil mmbbls, 0.9 mmbbls and 1.7 mmbbls, respectively. The average sales price per quarter for the first three fiscal quarters of 2005 was $43.13 per barrel, $49.67 per barrel and $59.89 per barrel, respectively. The increasing volumes and prices throughout the quarters, including first sales from OPL90 and OPL225, accounted for the increasing petroleum sales per quarter.

In 2004, the volumes of crude oil sold by the Corporation per fiscal quarter were 3.3 mmbbls, 3.4 mmbbls, 3.7 mmbbls and 4.0 mmbbls, respectively. Petroleum sales in 2004 were affected by increasing production during the year. The average sales price per fiscal quarter generally increased throughout 2004 as follows: $30.53 per barrel, $33.52 per barrel, $40.22 per barrel and $40.14 per barrel. The increasing volumes and prices throughout the year accounted for the rising total petroleum sales per quarter.

For the four fiscal quarters in 2003, the volumes sold were 3.3 mmbbls, 3.6 mmbbls, 3.7 mmbbls and 3.3 mmbbls, respectively. The average sales price in the first quarter was $30.46 per barrel, dropping to $25.01 per barrel in the second quarter and then rising to $27.51 and $28.30 per barrel in the third and fourth quarters, respectively.

Net Income

Net income by fiscal quarter for the first three quarters of 2005 were $28.9 million, $53.5 million and $85.6 million, respectively. The increase in net income in the second quarter compared to the first quarter of $24.6 million was due primarily to an increase in petroleum sales from $194.5 million in the first quarter to $258.2 in the second quarter. Second quarter petroleum sales included initial sales from the Okwori Property of $53.6 million. The increase in petroleum sales in the second quarter was offset by costs from Okwori production of $30.1 million. Taxes were flat in the second quarter due to production from the Okwori Property having a low tax rate and large tax allowances obtained from a previous operator of OPL90. Net income increased in the third quarter compared to the second quarter by $32.1 million primarily due to an increase in petroleum sales from $258.2 million in the second quarter to $387.8 in third quarter. Third quarter petroleum sales from the Okwori Property were $106.3 million as compared to $53.6 million in the second quarter. The increase in petroleum sales in the third quarter was offset by costs from Okwori production of $59.3 million. Taxes increased in the third quarter compared to the second quarter by $60.6 million due to the Okwori Property having utilised its tax allowances. Costs in OML123 and OML124 increased by $31.2 million in the third quarter compared to the second quarter due to increasing royalties and depletion, depreciation and accretion.

Net income by quarter for 2004 was $11.8 million, $13.7 million, $15.8 million and $21.3 million, respectively. The increase in net income in the second quarter compared to the first quarter of $1.9 million was due primarily to an increase in petroleum sales from $104.0 million in the first quarter to $117.1 million in the second quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $6.1 million and increased administration costs, which were not tax deductible. Net income increased in the third quarter

compared to the second quarter by $2.1 million due primarily to an increase in petroleum sales from $117.1 million in the second quarter to $146.6 million in the third quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $17.2 million. Net income increased in the fourth quarter compared to the third quarter by $5.5 million due primarily to an increase in revenues from $146.6 million in the third quarter to $156.4 million in the fourth quarter, a decrease in taxes of $10.0 million due mainly to a partial reversal of the reserve edition bonus tax accrual and a $13.5 million increase in depletion costs.

Net income/(loss) by quarter for 2003 was $16.2 million, $1.4 million, $13.8 million and $(8.1) million. The decrease in net income in the second quarter compared to the first quarter of $14.9 million was due largely to an increase in administration costs from $5.1 million in the first quarter to $16.7 in the second quarter. Administration costs are not tax deductible as they are not incurred for Nigerian activities. Net income in the third quarter returned to levels comparable to first quarter net income. $16 million of tax accruals and a $10.3 million additional charge to NNPC Profit Oil were taken in the fourth quarter. These tax accruals were comprised of $8.0 million for the possible loss of a tax offset for a reserve addition bonus earned in 1999 and $8.0 million for reclassification of studies from capital cost to operating expense in the tax accounts. This reclassification produced a loss of capital investment allowances, thereby increasing the tax charge.

Liquidity and Capital Resources

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori Property in OPL90. The Corporation has not experienced seasonal impact on its cash flows. Currently, the Corporation generates all of its cash from operating activities of its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries. After the closing of this offering, APNV will be a wholly owned subsidiary of the Corporation and transfers of funds by APNV to the Corporation in the form of cash dividends, loans or advances will be restricted by the provisions of the credit facility described below. See "Dividends".

The Corporation held total cash and cash equivalents of $8.5 million as at September 30, 2005.

The Corporation has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at November 30, 2005, $80.0 million was drawn down on the credit facility.

The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilisation on the first day of the interest period. The credit facility is secured by debentures given by APNV and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the Crude Oil Supply Agreements, a pledge over the bank accounts and share pledges of APNV's principal subsidiaries. The credit facility is for funding Nigerian capital expenditures. This facility restricts dividends to a maximum of one-third of the Corporation's after tax profit.

Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million prior to the closing of the offering.

Management believes that the Corporation's cash flow generated from operating activities, its cash and cash equivalents, the existing credit facilities and the net proceeds it receives from the offering will be sufficient to fund its foreseeable working capital requirements.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
	($million)			
Net Cash Inflows (outflows) before movements in working capital				
Cash flow from operations	322.2	171.0	118.6	184.2
Net cash flow used in investing activities	(276.2)	(314.2)	(175.2)	(170.4)
Net cash from (used in) financing activities	(3.5)	35.3	(31.0)	8.0
Net increase in cash and cash equivalents	42.5	(107.9)	(87.6)	21.8
(Increase) decrease in working capital	(37.9)	55.8	100.8	(2.6)
Increase (decrease) in cash and cash equivalents	4.6	(52.1)	13.2	19.2
Cash and cash equivalents at end of year	8.5	3.9	56.0	42.8

Cash Flow from Operations

Cash flow from operations was $322.2 million for the nine months ended September 30, 2005, compared to $118.4 million for the same period in 2004, representing an increase of $203.8 million. The increase was due primarily to the increase in income before income taxes of $298.7 million, the Okwori Property coming on-stream in 2005, and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $86.0 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $147.8 million.

Cash flow from operations was $171.0 million in 2004 compared to $118.6 million in 2003, an increase of $52.4 million. The increase was primarily due to the increase in income before income taxes and non-controlling interests of $80.0 million, with a revenue increase of $106.1 million offset by costs of $26.1 million. Additionally, there were increases in non-cash items with the operating activities in 2004, specifically an increase of $19.5 million in depreciation and write-offs. These increases to operating activities were mostly offset by an increase in income tax paid and liftings of Nigerian government entitlement to income tax of $43.1 million.

Cash flow from operations was $118.6 million in 2003 compared to $184.2 million in 2002, a decrease of $65.6 million. The decrease was due primarily to the increase in current income tax payable to the Nigerian government of $65.0 million.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible assets. Net cash used in investing activities was $276.2 million for the nine months ended September 30, 2005 compared to $183.0 million for the same period in 2004, representing an increase of $93.9 million. This increase is due largely to capital expenditures on the development of the Okwori Property and the Nda extended well test of $170.2 million in the nine months ended September 30, 2005 and $95.9 million in the same period in 2004. Property, plant and equipment expenditures on OML123 and OML124 increased in 2005 by $15.0 million to $99.2 million in 2005 from $84.2 million in 2004. Expenditure on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net cash used in investing activities was $314.2 million in 2004, compared to $175.2 million in 2003, an increase of $139.0 million. This increase is due to capital expenditures on the development of the Okwori Property and the Nda extended well test of $165.4 million in 2004. Property, plant and equipment expenditures on OML123 and OML124 decreased to $135.1 million in 2004 from $138.2 million in 2003. Expenditures on intangible assets decreased slightly to $11.4 million in 2004 from $14.3 million in 2003. Additionally, in 2003 the Corporation purchased the non-controlling interest in the Nigeria Production Sharing Contracts for $21.0 million (2004 — nil).

Net cash used in investing activities was $175.2 million in 2003 compared to $170.4 million in 2002. This increase is primarily due to the Corporation's purchase of the non-controlling interest in the Nigerian Production Sharing Contracts for $21.0 million in 2003 (2002 — nil). This increase was offset in part by a

decrease in property, plant and equipment and intangible assets of $16.3 million. This decrease is due to lower capital expenditures on OML123 and OML124 which decreased to $142.1 million in 2003 from $161.1 million in 2002. Expenditures on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net Cash From (Used in) Financing Activities

Net cash used in financing activities was $3.5 million for the nine months ended September 30, 2005 compared to a cash inflow of $6.5 million for the corresponding period for 2004. Drawdowns of $125.0 million were made in the nine months ended September 30, 2005 as compared to $25.0 million in the same period in 2004. Dividends paid increased to $35.0 million in the nine months ended September 30, 2005 from $18.5 million in the same period in 2004. The Corporation repaid debt of $90.0 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil) and paid interest expense of $3.5 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Net cash from financing activities was $35.3 million in 2004 as compared to net cash used in financing activities of $31.0 million in 2003. Drawdowns of $65.0 million were made in 2004 (2003 — nil). Borrowing fees of $2.7 million were paid in 2004 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 (2004 — nil).

Net cash used in financing activities was $31.0 million in 2003 as compared to net cash from financing activities of $8.0 million in 2002. Drawdowns of $25.0 million were made in 2002 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 as compared with $5.0 million in 2002. Dividends paid in 2003 decreased to $6.0 million from $12.0 million in 2002.

Off Balance Sheet Arrangements

The Corporation does not currently have any off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The table below sets forth information relating to the Corporation's contractual obligations and commercial commitments as at September 30, 2005.

Contractual Obligations and Commercial Commitments	Within One Year	From 1 to 5 years	More than 5 years	Total
		($million)		
Long Term Debt	-	100.0	-	100.0
Operating Leases[1]	59.8	231.6	128.6	420.0
Purchase Obligations[2]	144.6	-	-	144.6
Other Long Term Obligations[3]	69.1	-	-	69.1
Total	**273.5**	**331.6**	**128.6**	**733.7**

Notes:

(1) Operating leases are the leases of FPSO's and the TPU.

(2) Consists principally of the purchase of flowlines and pipelines and wellheads in OPL90 and OPL225, and pipelines related to the replacement FPSO in OML123 and OML124.

(3) Consists principally of obligations related to two long term rig charters.

Capital Expenditures

The following table sets forth the Corporation's capital expenditures for the periods indicated.

Capital Expenditures	9 Months Ended September 30, 2005	Year Ended December 31 2004	2003	2002
	($million)			
OML 123/124				
Drilling	71.3	77.3	76.2	118.7
Facilities	18.9	48.0	47.4	30.4
Other	9.0	9.8	14.6	12.0
Sub Total	**99.2**	**135.1**	**138.2**	**161.1**
OPL 90/225				
Exploration	–	21.6	0.5	1.7
Okwori development	130.6	133.3	7.6	0.3
Nda development	24.5	–	–	–
Nda extended well test	8.5	4.9	–	–
Other	9.0	6.4	–	3.4
Sub Total	**172.6**	**166.2**	**8.1**	**5.4**
Cameroon	0.6	0.7	3.5	3.2
Gabon	2.4	10.7	–	–
Other	1.3	1.5	4.3	0.7
Total	**276.1**	**314.2**	**154.1**	**170.4**

Budgeted Capital Expenditures

The Corporation has a substantial capital expenditure program for its current properties and new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million for 2006. These budgeted capital expenditures will fund a four rig drilling program (three of which are currently contracted), the Nda field development, replacement of the current OML123 FPSO, redevelopment of the Adanga field and TPU refurbishment, development of the Oron field, development and exploration on the Okwok Property, gas gathering and gas lift infrastructure for associated gas and appraisal activity in Iraq, Cameroon and Gabon. Management believes its cash flow generated from operating activities, its cash and cash equivalents and the net proceeds to the Corporation from the offering will be adequate to fund the Corporation's capital expenditure requirements. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred under the production sharing formula. The estimated development cost per barrel added for selected developments is as follows: Nda field development $9.96 per barrel, Ebughu North East infill $6.75 per barrel, Ebughu East in fill $5.38 per barrel. Of the 2006 budget of $815 million, $152 million is for sustaining activities and $663 million is for growth activities.

Capital Expenditures for the Nine Months Ended September 30, 2005

Total capital expenditures for the nine months ended September 30, 2005 were $276.1 million. For the nine months ended September 30, 2005, total capital expenditures on OML123 and OML124 were $99.2 million, including drilling costs of $71.3 million comprised of $2.8 million for one exploration well and $68.5 for 20 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $18.9 million, which included $10.0 million for the OML123 FPSO replacement, $4.8 million for redevelopment of the Adanga Platform and $2.0 million for development of the Oron Platform. OML124 oil facilities expenditure was $1.5 million. Other capital expenditures on OML123 and OML124 included capitalized studies of $5.0 million and $4.0 million of office capital expenditure.

For the nine months ended September 30, 2005, total capital expenditures on OPL90 and OPL225 were $172.6 million. Capital expenditures on OPL90 included $8.5 million for the completion of the Nda extended well test, $71.3 million for development drilling costs on the Okwori Property, which included $58.0 million for the completion of two development wells and the fabrication and laying of flow lines from such wells to the OPL90 FPSO. The other costs of $9.0 million are primarily capitalized interest.

Total capital expenditures of $2.4 million in Gabon for the nine months ended September 30, 2005 primarily related to geological and geophysical studies and the acquisition of seismic data. Total capital expenditures of $0.6 million in Cameroon for the nine months ended September 30, 2005 related to geological and geophysical studies.

Capital Expenditures for the Year Ended December 31, 2004

Total capital expenditures for 2004 were $314.2 million. Total capital expenditures on OML123 and OML124 in 2004 were $135.1 million, including drilling costs of $77.3 million, which related to the drilling of 19 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 in 2004 were $48.0 million, which included $7.8 million for the Ebughu East structure, topsides and oil and gas lines, $6.9 million for the Ebughu North East structure and topsides, $5.6 million for the Oron West extended well test platform and flow line, $9.0 million for the Adanga riser platform, bridge and piping, $3.5 million for the Oron wellhead facility, $2.9 million for the temporary production platform hook-up and $6.1 million on OML124 oil facilities. Other capital expenditures on OML123 and OML124 in 2004 included $6.2 million for capitalized studies and $3.6 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2004 were $166.2 million, including $21.6 million for two exploration wells and $133.3 million for Okwori development costs, which included the completion of two development wells and the fabrication of flow lines from such wells to the OPL90 FPSO.

Total capital expenditures in Gabon in 2004 were $10.7 million, most of which relate to the Topaze exploration well drilled in early 2004, at a cost of $7.0 million. Total capital expenditures of $0.6 million in Cameroon in 2004 related to studies.

Capital Expenditures for the Year Ended December 31, 2003

Total capital expenditures for 2003 were $154.1 million. Total capital expenditures on OML123 and OML124 in 2003 were $138.2 million, including drilling costs of $76.2 million comprised of $23.2 million for the drilling of 3 water injection wells on OML123, $32.6 million for the drilling of 4 development wells on OML123 and $20.4 million for the drilling of 2 development wells on OML124. Facilities costs on OML123 and OML124 were $47.4 million, which included $12.4 million for the Ebughu East structure, topsides and oil and gas lines, $10.1 million for the Ebughu North East structure and topsides, $10.0 million for the Oron West extended well test platform and flow line and $8.0 million for OML 124 oil facilities. Other capital expenditures on OML123 and OML124 included $12.3 million for capitalized studies and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2003 were $8.1 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2003 were $3.5 million relating to the mobilization and demobilization of a seismic team in Cameroon and studies.

Capital Expenditures for the Year Ended December 31, 2002

Total capital expenditure in 2002 were $170.4 million. Total capital expenditures on OML123 and OML124 in 2002 were $161.1 million, including drilling costs of $118.7 million comprised $16.7 million for the drilling of 2 exploration wells on OML123, $66.3 million for the drilling of 16 appraisal and development wells on OML123 and $34.9 million for the drilling of 7 development wells on OML124. Facilities costs on OML123 and OML124 were $30.4 million, which included $12.6 million for two Adanga South flow lines and caissons, $3.8 million for

the Ebughu to TMMP pipeline, $3.1 million for the Ebughu to Bogi gas flow line and $3.0 million for the installation of topsides on Adanga South West. Other capital expenditures on OML123 and OML124 included $9.1 million for capitalized studies, $1.0 million for the conversion of OML123 and OML124 from OPLs to OMLs and $0.7 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2002 were $5.4 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2002 were $3.2 million relating to the mobilization and demobilization of a seismic team into Cameroon and studies.

Transactions with Related Parties

For the nine months ended September 30, 2005, the Corporation sold $512.3 million of crude oil to AOG. The Corporation also paid $3.5 million in charges to AOG relating to management services, trademark licence and IT support and $11.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2004, the Corporation sold $371.4 million of crude oil to AOG. The Corporation also paid $5.0 million in charges to AOG relating to management services, trademark licence and IT support and $10.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2003, the Corporation sold $386.6 million of crude oil to AOG and paid $5.8 million in charges to AOG relating to management services, trademark licence and IT support.

In 2002, the Corporation sold $284.1 million of crude oil to AOG, incurred $6.2 million in charges to AOG relating to management services, trademark licence and IT support and paid $0.4 million in interest to AOG.

New Accounting Pronouncements

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board ("**AcSB**") has issued sections:

- 1530, *Comprehensive Income*;
- 3855, *Financial Instruments — Recognition and Measurement*; and
- 3865, *Hedges*.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Adoption of these standards as at September 30, 2005 would not have an impact on the Corporation's Consolidated Financial Statements.

The AcSB issued Section 3831, *Non-Monetary Transactions*, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Critical Accounting Estimates

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004 explains the significant financial accounting policies used by the Corporation. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and effect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and a reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as

a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. See "Petroleum Reserves and Operational Matters". Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can effect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Financial Controls and Risk Management

The Corporation's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Corporation uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(a) **Foreign exchange risk**

The Corporation operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "CHF") and Naira (Nigerian currency) against the US dollar. The Corporation uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Corporation entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Corporation had bought CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Corporation's Swiss franc denominated general and administrative expenses to US dollars.

(b) **Commodity price risk**

It is the intention of the Corporation to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less and are consistent with the related production estimate. At September 30, 2005, the Corporation had the following crude oil derivative contract outstanding:

	Put Option
Maturity	March 2006
Volume	10 million barrels
Average price	$21.00 per barrel

(c) **Interest rate risk**

The Corporation's exposure to market risk for changes in interest rates relates primarily to the Corporation's long-term debt obligations.

To manage this risk in a cost efficient manner, the group enters into interest rate swaps, in which the group agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge the cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Corporation entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Corporation drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(d) **Credit risk**

Concentrations of credit risk with respect to trade receivables are limited due to the high portion of related party debtors. Historical experience has indicated no problem in collecting accounts receivable from related party companies. Due to these factors, management believes that there is no significant credit risk inherent in the Corporation's trade receivables, beyond amounts provided for specific collection losses.

The Corporation has not experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent).

(e) **Liquidity risk**

The following table represents the estimated fair values of purchased derivative financial instruments considered as non-effective hedges recognized in the consolidated balance sheet as at December 31:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	519	–	–
Oil options	–	–	890
Interest rate swaps	–	(268)	(1,321)

The estimated fair values of purchased derivative financial instruments that are effective hedges as at December 31 are as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	–	(66)	955

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and income tax payable approximate their carrying values.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum Corporation as at November 30, 2005, and as at November 30, 2005 after giving effect to the Pre-IPO Transactions and after giving effect to the Pre-IPO Transactions and the Offering.

	Authorized	Outstanding as at November 30, 2005	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions[3]	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions and the Offering[3,4,5]
Debt[1]				
Short term debt	–	–	$ –	$ –
Long term debt	–	–	$80 million	$80 million
Total debt	–	–	$80 million	$80 million
Share Capital[2]				
Common Shares	Unlimited	CDN$100 (100 shares)	CDN$ • (120 million shares)	CDN$ • (• shares)
Preferred Shares	Unlimited	CDN$ – (nil shares)	CDN$ – (nil shares)	CDN$ – (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks lead by BNP Paribas S.A., the Corporation has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of the Corporation's principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum Corporation's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) Concurrently with the closing of the offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares in the capital of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

(4) Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

(5) The net proceeds to the Corporation from the offering of Offered Shares are estimated to be CDN$ • based on the issuance of • Offered Shares for aggregate gross proceeds of CDN$ • less the Underwriters' fees of CDN$ • and expenses of the offering estimated to be CDN$ • .

DIVIDENDS

Addax Petroleum Corporation intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which Addax Petroleum Corporation's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006.

Under the agreement governing the Credit Facility, APNV is not permitted to pay a dividend or other distribution to the Corporation unless APNV is in compliance with a stipulated net worth test and no default exists under that agreement or would result from payment of the dividend or distribution. In addition, the agreement governing the Credit Facility limits the dividends or distributions that can be paid by APNV in any fiscal year to an amount which is equal to the lesser of (i) 33 per cent of APNV's net profit (as defined in that agreement) for its preceding fiscal year plus amounts which APNV could have paid out in dividends in previous years after 2003 but which were instead added to APNV's retained earnings, and (ii) 66 per cent of APNV's net

profit for its preceding fiscal year. However, the lenders under the Credit Facility have provided waivers permitting APNV to pay up to $120 million in dividends prior to closing of this offering (see "Addax Petroleum — Pre-IPO Transactions") and permitting APNV to pay dividends or other distributions during fiscal 2006 equal to 50 per cent of APNV's net profit for the 2005 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Since January 1, 2002, APNV has made cash dividend payments totalling $82 million. These included a payment of an aggregate amount of $18 million in 2002, none in 2003, $29 million in 2004 and $35 million in the first nine months of 2005. Prior to the closing of the offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long term debt at the November 30, 2005 level of approximately $80 million. Investors who purchase the Common Shares will not be entitled to receive any part of these dividends. APNV has not declared or paid any other dividends since January 1, 2002 and does not intend to declare any additional dividends in respect of the financial results for 2005. The amount of dividends paid historically by APNV as a private company is not indicative of the dividends that Addax Petroleum Corporation will pay in the future. Addax Petroleum Corporation can provide no assurances that it will declare and pay any dividends in the future.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ • million (CDN$ • million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of the offering. Of the net proceeds, CDN$ • will be used to fund the Corporation's 2006 capital expenditure programs and for general corporate purposes and CDN$ • will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and general corporate purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum Corporation and their current positions and offices with Addax Petroleum Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey(3)(5) *Toronto, Ontario*	64	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	56	Chief Executive Officer and Director	2002(1)	Officer of APNV. Chief Executive Officer and Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.
Brian Anderson(3)(4) *Kowloon, Hong Kong*	62	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Davie[3][5] *Toronto, Ontario*	62	Director	2005	Director of Brompton Funds, Profico Energy Management Inc., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[3][5] *Dully, Switzerland*	62	Director	2005	Independent Consultant Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group, Ltd.
Gerry Macey[4][5] *Calgary, Alberta*	59	Director	2005	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[4] *Mississauga, Ontario*	54	Director	2005	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and AOG.
Wesley Twiss[3][4] *Calgary, Alberta*	60	Director and Chairman of the Audit Committee	2005	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Pearce *Lagos, Nigeria*	56	Chief Operating Officer, Managing Director of Nigerian Operations	2005	Officer of APNV. General Manager of Deep Water Operations for Chevron Nigeria Ltd., Managing Director of Chevron Oil Congo.
Michael Ebsary *Geneva, Switzerland*	44	Chief Financial Officer	1999	Officer of APNV. Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	52	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Prior thereto, Chairman of Edco Oil & Gas Ltd. and Managing Director, Texaco Limited

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum Corporation in 2005.
(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum Corporation in 2005.
(3) Member of the Audit Committee.
(4) Member of the Technical and Reserves Committee.
(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum Corporation will expire at the next annual meeting of the shareholders to be held in spring 2006.

The officers and directors of Addax Petroleum Corporation, as a group, do not beneficially own, directly or indirectly, any Common Shares. At the closing of this offering, AOG will direct that up to eight per cent of the Common Shares (or • Common Shares) that it is to receive in connection with the Pre-IPO Transactions be issued to existing and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business.

The directors and officers of Addax Petroleum Corporation successfully combine entrepreneurial and management skills with extensive financial and international oil industry experience, particularly in the Corporation's strategic region of Africa. The following are the biographies of the directors and senior officers of Addax Petroleum Corporation.

Peter Dey, Chairman

Mr. Dey is the Chairman of Addax Petroleum Corporation. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Workbrain Corporation.

Jean Claude Gandur, Chief Executive Officer and Director

Mr. Gandur is the Chief Executive Officer and a Director of Addax Petroleum Corporation. Mr. Gandur has worked with major commodity traders including Philipp Brothers from 1976 to 1983, where he was Manager of the African/Latin American division; Sigmoil Resources N.V. from 1984 to 1986, where he was the Managing Director; and Kaines SA from 1986 to 1988, where he was the Managing Director. For ten years Mr. Gandur was honorary consul for the Republic of Congo in Geneva. Mr. Gandur was also awarded a diplomatic passport by

Senegal. In addition, he has received the decorations of Grand Officer of the Lion Order of Senegal and Commander of the National Order of Benin. Mr. Gandur is one of the founders of AOG, of which he is Chief Executive Officer and Chairman of the Advisory Board. Mr. Gandur is also the Non-Executive Chairman of AXMIN Inc. Mr. Gandur is a Swiss citizen and studied law at the University of Lausanne, Switzerland.

Brian Anderson, Director

Mr. Anderson is a Director of Addax Petroleum Corporation. Before retiring in 2000, Mr Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

James Davie, Director

Mr. Davie is a Director of Addax Petroleum Corporation. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich, Director

Mr. de Heinrich is a Director of Addax Petroleum Corporation. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate in Beldi & Cie S.A., a Geneva based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and since then has been the Vice Chairman of its supervisory board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

Gerry Macey, Director

Mr. Macey is a Director of Addax Petroleum Corporation. Mr. Macey has over 31 years of oil and gas industry experience. In particular, from 2002 to March 2004, he served as Executive Vice President and President, International New Ventures Exploration Division, of EnCana Corporation, and from 1999 to 2002, he served as Executive Vice President, Exploration, of PanCanadian Petroleum Corporation. Mr. Macey holds a Bachelor of Science degree in geotechnical science from Loyola College in Montreal and a Master of Science degree in geology from Ottawa Carleton University. Mr. Macey is also a director of Verenex Energy Inc. and PanOrient Energy Corp.

Afolabi Oladele, Director

Mr. Oladele is a Director of Addax Petroleum Corporation. Mr. Oladele has over 25 years experience in the oil and gas industry. He worked from 1977 to 1988 for NNPC in the marketing department and from 1988 to 1999 for National Petroleum Investment Management Services (NAPIMS) latterly as Group Executive Director, Refining and Petrochemical. Since 1999, he has been Vice President, Oil & Gas for Capital Alliance Nigeria. Mr. Oladele is also Chairman, Subsurface Assets Management Co, Chairman, Formwork Ltd, Director, Freezone Fabrication International Oil & Gas Facilities Fabrication Co, Director, Dorman Long Engineering Co, Director, Sudelletra Nigeria Ltd, and Director, AOG. Mr. Oladele is a citizen of Nigeria and studied

Chemical Engineering at the University of Ife followed by Petroleum Economics at the French Petroleum Institute (IFP) in Paris and a post Graduate Diploma in Energy Modelling and Large Scale Planning Systems at the University of Southern California. Mr. Oladele also has a Certificate in Applied International Management IFL from Sigtuna, Sweden.

Wesley Twiss, Director

Mr. Twiss is a Director of Addax Petroleum Corporation and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Canadian Oil Sands Trust, Keyera Facilities Income Fund, Enbridge Income Fund, Hydrogenics Corporation and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Adminstration from the University of Western Ontario.

James Pearce, Chief Operating Officer and Managing Director of Nigerian Operations

Mr. Pearce is the Chief Operating Officer of Addax Petroleum Corporation and Managing Director for Addax Petroleum Development (Nigeria) Limited. Mr. Pearce is responsible for all of Addax Petroleum's upstream activities in Nigeria including new ventures, exploration, new fields development and operations. Mr. Pearce joined Addax Petroleum in May, 2005 after 30 years with various Chevron subsidiaries. He has held many positions with Chevron including Chief Engineer in Sumatra Indonesia, Manager, Petroleum Engineering in Lagos, Nigeria, General Manager, Asset Development in Luanda, Angola, Managing Director in the Republic of Congo, and most recently General Manager, Deepwater in Lagos, Nigeria. In his most recent assignment with Chevron he was responsible for all deep-water operations in Nigeria including the multi-billion dollar development of the giant Agbami field.

Mr. Pearce holds a PhD in Mechanical Engineering from the California Institute of Technology and has received two US Patents for innovative drilling platform concepts for arctic operations. Mr. Pearce is a Member of the Society of Petroleum Engineers and was past Chairman of the Lagos Chapter. He has published in both international and American journals and has made numerous technical presentations at major conferences.

Michael Ebsary, Chief Financial Officer

Mr. Ebsary is the Chief Financial Officer of Addax Petroleum Corporation. Mr. Ebsary worked at the Bank of Nova Scotia from 1986 to 1987 and the Bank of Montreal from 1987 to 1989, prior to joining the international upstream oil business with Occidental in London in 1989. Following the acquisition of Occidental's U.K. assets by Elf, Mr. Ebsary was appointed Treasurer of Elf Petroleum UK in 1991. In 1994, Mr. Ebsary was transferred to Elf's head office in Paris to the role of Senior Manager, Project Finance, during which time his responsibilities included major project financings in emerging markets, particularly in Nigeria, Chad and Cameroon. Mr. Ebsary joined the Corporation in 1998 and became Chief Financial Officer in 1999. Mr. Ebsary is a citizen of both Canada and the United Kingdom and studied mathematics and statistics, followed by an MBA in finance and accounting, at Queen's University at Kingston, Canada.

David Codd, Chief Legal Officer and Corporate Secretary

Mr. Codd is the Chief Legal Officer and Corporate Secretary of Addax Petroleum Corporation. Mr. Codd has over 25 years experience in the international oil industry. After qualifying with a major UK law firm, Mr Codd worked from 1980 to 1984 for Burmah Oil. In 1984 he joined Britoil Plc as Senior Legal Adviser. Following two years with ConocoPhillips in the UK, in 1990 he was appointed General Counsel to Texaco's integrated operations in the UK. From 1999 to 2001 Mr. Codd was Managing Director of Texaco in the UK, being Texaco's senior corporate representative in the UK with business responsibility for Texaco's regional upstream Business Development. Following Texaco's merger with Chevron, Mr. Codd was Chairman of a start up company engaged in project development work in the Middle East until he joined the Corporation in February 2005. Mr. Codd is a member of Council of the Energy Institute in the UK and a Trustee of the Energy, Petroleum, Mineral and Natural Resources Education Trust. Mr. Codd is a citizen of the United Kingdom and is a solicitor with an MA (Jurisprudence) and a BCL both from Oxford University.

MANAGEMENT

The following are the biographies of the senior management of Addax Petroleum:

Ian Leslie Blair

Mr. Blair is the Managing Director, Nigeria New Ventures at Addax Petroleum. Mr. Blair has 30 years experience in finance and has worked for such companies as Enterprise Oil and British Gas E&P in Vietnam and, immediately prior to joining Addax Petroleum in 1998, Hardy E&P in India. In 1974, Mr. Blair obtained an M.A. in accountancy and economics from Aberdeen University in Scotland and is a Fellow of the UK Association of Chartered Certified Accountants.

Jacobus Blommerde

Mr. Blommerde joined Addax Petroleum as a Senior Production Technologist in February 2000. In January 2001, Mr. Blommerde was promoted to Manager of Production Technologists. Mr. Blommerde has over 32 years of experience in the oil and gas industry, primarily with Shell. In 1972, Mr. Blommerde obtained an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Robert Bulstra

Mr. Bulstra has worked with Addax Petroleum since April 2004 as the Manager, Corporate Gas. Mr. Bulstra has over 27 years of experience in exploration and production, of which 19 years was overseas. During that time, he has worked primarily for Shell. Mr. Bulstra holds an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Joop Cornelissen

Mr. Cornelissen joined Addax Petroleum in October 2005. Mr. Cornelissen has over 30 years experience in the petroleum industry and has worked overseas for companies such as Shell, Wintershall Libya, Al Furat Petroleum Company and ABB – Lummus Global. Mr. Cornelissen obtained an M.Sc. in chemical engineering from the University of Amsterdam in the Netherlands.

Douglas Cowieson

Mr. Cowieson joined Addax Petroleum as Finance Manager in October 1999. Mr. Cowieson has over 23 years of finance experience in the oil and gas industry and has worked for such companies as BHP Petroleum, Sun Exploration & Production Company and Total Oil Marine. In 1975, Mr. Cowieson obtained a B.A. in accounting from Middlesex Polytechnic University in London, United Kingdom.

Pradeep Kabra

Mr. Kabra joined Addax Petroleum in May 2002 as a New Ventures Project Manager. Mr. Kabra has over 17 years of experience in the oil and gas industry, with companies such as Lundin Oil AB, IPC Ltd. and Dublin International Petroleum Limited. Mr. Kabra obtained a Bachelor of Law's degree from Delhi University in Delhi, India. He also has qualified as a chartered accountant with the Institute of Chartered Accountants of India.

Yannis Korakakis

Mr. Korakakis joined Addax Petroleum and is General Manager Assets of Nigerian Operations based in Lagos. Mr. Korakakis has over 17 years of experience in the petroleum industry, including 3 years of academic experience. Mr. Korakakis has worked in Nigeria, the United Kingdom and the Netherlands, primarily with Shell. Mr. Korakakis holds an M.Sc. in petroleum engineering from The Mining University Leoben in Austria.

Giel Krijger

Mr. Krijger is Corporate Head of Reservoir Engineering and joined Addax Petroleum in October 1999. Mr. Krijger has over 29 years experience in exploration and production, including 21 years of experience overseas primarily with Shell. Mr. Krijger holds an M.Sc. in aeronautical engineering from Delft University of Technology in the Netherlands.

George Maxwell

Mr. Maxwell joined Addax Petroleum in January 2005 as General Manager Banners Services for the Nigerian Operations. Mr. Maxwell has over 20 years of experience in the petroleum industry having held senior positions in Europe, the United States and the Far East with Texaco and ABB Veteo Gray. Mr. Maxwell is qualified in business studies and accounting.

Philippe Probst

Mr. Probst joined Addax Petroleum in 2000 as Manager, New Ventures. Mr. Probst has over 25 years of experience in the management, planning and economics of petroleum industry projects, primarily with Shell. Mr. Probst holds a Ph.D in geology from the Geologic Institute of the University of Bern in Switzerland.

Patrick Spollen

Mr. Spollen joined Addax Petroleum in November 2004 and is commercial manager. Mr. Spollen has 24 years of experience in the petroleum and finance industries and has worked for various organizations including ERC Energy Resource Consultants, CIBC World Markets and the Deutsche Bank in London. Mr. Spollen holds an M.Sc. in petroleum engineering from Imperial College London and an MBA from the London Business School.

Paul Van Maren

Mr. Van Maren is a senior production geologist with Addax Petroleum and was recently promoted to the position of Corporate Head of Geology and Geophysics. Mr. Van Maren has 24 years experience in the oil and gas industry, which includes 18 years experience with Shell. Mr. Van Maren obtained an M.Sc. in geology from the Rijksuniversiteit Leiden in the Netherlands.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table presents, for the most recently completed financial year of the Corporation, the remuneration of the executive officers in place during 2004.

2004 Summary Compensation Table

Name and Principal Position	Annual Compensation[1]		
	Salary (CHF)	Bonus (CHF)	Other Annual Compensation (CHF)
Jean Claude Gandur[2][3] *Chief Executive Officer*	144,000	70,000	21,600
Michael Ebsary[2][3] *Chief Financial Officer*	366,400	200,000	54,960
Evert Jan Mulder[2][3][5][6] *Chief Operating Officer*	342,000	250,000	81,200
Daniel Mancini[2][3][4][7] *Managing Director, Nigeria*	309,100	130,000	200,915
Leslie Blair[2][3][4] *Business Development Manager, Nigeria*	239,400	90,000	155,610

Notes:

(1) Based on the noon buying rate in New York City for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate for one Swiss franc, expressed in United States dollars was $0.8046 in 2004.

(2) Bonus amounts include compensation for performance in 2004 which were paid in 2005.

(3) Messrs. Gandur, Ebsary, Mulder, Mancini and Blair participated in the Corporation's non-contributory pension plan and the Corporation's Accident Insurance Plan which is included in "Other Annual Compensation".

(4) Messrs. Mancini and Blair were paid a hardship allowance which is included in "Other Annual Compensation".

(5) Mr. Mulder received an accommodation allowance which is included in other annual compensation.

(6) Mr. Mulder's employment with the Corporation will be ending effective as of December 31, 2005.

(7) Mr. Mancini resigned from the Corporation on December 31, 2004.

Stock Options

The Corporation has not granted any options or Common Share allocations during the fiscal year ended December 31, 2004 or any time prior to that date and does not intend to grant any options in the future.

Employment Agreements

The Corporation has entered into employment agreements with each of Messrs. Pearce, Ebsary and Codd. The employment agreements are for an indefinite period subject to termination by either party on nine months notice. The employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation.

The annual base salaries under the employment agreements as of September 30, 2005 were: CHF 148,800 for Mr. Gandur; CHF 500,000 for Mr. Ebsary; CHF 330,000 for Mr. Pearce; CHF 255,000 for Mr. Codd; plus an accommodation allowance of CHF 18,000/year; and Mr. Pearce receives an expatriate allowance of CHF 115,000 plus free housing and cars in Nigeria and three home leave flights for himself and his family.

The Corporation will also enter into a services agreement with AOG, effective January 1, 2006, and terminable on nine months notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services is $1 million per annum less the salary paid to Mr. Gandur by the Corporation.

Compensation of Directors

During the fiscal year ended December 31, 2004, the Corporation did not pay any directors fees. However, the Corporation did pay $36,593 to ABN Amro Trust Company Curaçao Ltd. with respect to the services as directors provided to the Corporation by Gerben Wardenier, Francisca Pinedo Sluis and Susanna Panneflek.

Directors of the Corporation are eligible to receive Common Share allocations. During 2004, no options to purchase Common Shares or Common Share allocations were granted. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee, of the Board, the Board of Directors has implemented remuneration and reimbursement arrangements for its directors that reflect current market practices and align the interests of directors with those of shareholders. The Board of Directors has approved remuneration for each director in the amount of $100,000 per annum, with a further $20,000 per annum for committee chairs and $10,000 per annum for committee participation, plus reimbursement of expenses and compensation of $200,000 per annum to the Chairman of the Board. At least $40,000 of each director's annual base compensation will be paid in Common Shares and each director may elect to receive additional Common Shares in lieu of cash compensation. The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the director otherwise elects to receive Common Shares.

Addax Petroleum Corporation intends to adopt share ownership guidelines for directors requiring each director, within a certain period after becoming a director of Addax Petroleum Corporation, to hold a minimum number of Common Shares.

The Corporation plans to obtain directors' and officers' liability insurance to a maximum of $50,000,000 per claim, subject to an aggregate annual limit of $50,000,000 for all directors and officers. This policy will cover all directors and officers and various senior managers of the Corporation and its subsidiaries. The deductible applicable to the policy will be determined through negotiations with the proposed insurance provider. The premium payable by the Corporation is currently also under discussion by management with the proposed insurance provider. Neither directors nor officers nor managers will pay any portion of the premium.

COMMON SHARE INCENTIVE PLAN

Currently, all Common Shares of Addax Petroleum Corporation are owned by AOG. Addax Petroleum Corporation intends to adopt an incentive share ownership plan, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation. The total number of Common Shares issuable pursuant to the Common Share Incentive Plan is • Common Shares, representing • per cent of the outstanding Common Shares after giving effect to this offering (• per cent if the Over-Allotment Option is exercised in full). The number of Common Shares issuable pursuant to this Common Share Incentive Plan will not exceed 10 per cent of the total number of outstanding Common Shares.

Under the Common Share Incentive Plan, Common Shares may be issued to directors, officers, employees of, and other service providers to, the Corporation in such numbers and with vesting provisions as the Board may determine.

The Common Share Incentive Plan will provide that if a recipient ceases to be a director, officer, or employee of, or service provider to, the Corporation or any of its subsidiaries any Common Shares that have not vested will revert to the Corporation except in certain limited circumstances.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum Corporation recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Audit Committee

The purpose of the audit committee will be to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum Corporation, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 60,030,000 common shares of APNV, representing all of its issued and outstanding common shares and 100 Common Shares of Addax Petroleum Corporation, representing all of its issued and outstanding common shares. After giving effect to this offering and the Pre-IPO Transactions, AOG will beneficially own, directly or indirectly, and exercise control or direction over • Common Shares of Addax Petroleum Corporation representing • per cent of the issued and outstanding Common Shares before giving effect to the exercise of the Over-Allotment Option (or • per cent if the Over-Allotment Option is exercised in full).

After the closing of this offering, AOG will hold a majority of the shares in the Corporation. It is the intention of AOG, post-closing of this offering, to hold an extraordinary meeting of its shareholders and to propose a reorganization of AOG that will give shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. Following this transaction (if the exchange right is exercised by some AOG shareholders), the shareholding percentage of AOG in the Corporation will be reduced. AOG expects to continue to hold, at a minimum, a large minority stake in the Corporation after this reorganization, if it occurs. See "Plan of Distribution".

AOG has three shareholders who each beneficially own, directly or indirectly, or exercise control or direction over, 10 per cent or more of AOG's outstanding shares. These shareholders are Hydromel Financial Corp., Leblesmouti Trust and Southwind Trust. The beneficial owner of Hydromel Financial Corp. is Jean Claude Gandur, the Chief Executive Officer and a director of Addax Petroleum Corporation. The named beneficiary of the Leblesmouti Trust, which is discretionary and irrevocable, is Frederique Lorenceau and her two children. The Southwind Trust is a discretionary trust whose beneficiaries are the family of Stephen de Heinrich, a director of the Corporation. None of Hydromel Financial Corp., Leblesmouti Trust or Southwind Trust individually holds 50 per cent or more of AOG's outstanding shares.

Addax France SARL ("**AFSARL**") was an approved lifter under the United Nations Oil-for-Food Programme. AFSARL is an affiliate of the Corporation, as they are both controlled by AOG, though the companies are otherwise separate and distinct. AFSARL had entered into several contracts with the Iraqi Government to lift oil throughout various stages of the Oil-for-Food Programme, lifting an aggregate of 11.8 mmbbls from 1997 to 2000. Under a contract numbered M/08/57, AFSARL had the right to lift 1.5 million barrels, 1.2 million barrels of which were lifted up to September 2000. When approximately 300,000 barrels of oil remained to be lifted under contract M/08/57, the Iraqi authorities informed AFSARL that it would be required to pay a surcharge of approximately $60,000 (equivalent to a surcharge of $0.20 per barrel) that was not permitted under the Programme. AFSARL refused to pay the surcharge and no further liftings were made by AFSARL under that contract or any other contract under the United Nations Oil-for-Food Programme. In the Report on the Manipulation of the Oil-for-Food Programme, AFSARL is listed as a contracting company on a contract for which a surcharge payment of $60,262 was made. The payment was purportedly made under contract M/08/57 in October 2001 (more than one year after AFSARL had lifted any oil from Iraq) by a company named Petroline Fzc. AOG believes that, upon AFSARL's refusal to make an illicit payment, Iraqi officials assigned the benefit of the contract to Petroline Fzc., without removing AFSARL's name as contracting party. No company within the AOG group has ever had any relationship with Petroline Fzc. and this company and its directors and officers are unknown to the AOG group. No AOG group company has ever participated in any payments that would contravene the rules of the United Nations Oil-for-Food Programme.

INTEREST OF AOG IN MATERIAL TRANSACTIONS

AOG owns, directly or indirectly, all of the outstanding common shares of APNV prior to the closing of this offering and the Pre-IPO Transactions.

Addax Petroleum has entered into or will enter into, prior to the closing of this offering the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Prior to the closing of this offering, Addax Petroleum Corporation and a subsidiary of AOG will enter into the Share Transfer Agreement. Under the agreement, Addax Petroleum Corporation will acquire all of the outstanding shares of Addax Petroleum N.V. for consideration equivalent to 120 million multiplied by the Net Offering Price and comprised of • Common Shares and $ • million. The closing of the transactions contemplated by the Share Transfer Agreement will occur concurrently with the closing of this offering. "See "Addax Petroleum — Pre-IPO Transactions".

The Crude Oil Supply Agreements

Historically, the Corporation has employed the crude oil marketing services of ABV and sold to ABV, on an arm's length basis, all of the crude oil produced from its operations including the entitlement of NNPC and, in the case of Antan Blend, from time to time the entitlement of the OML114 Parties. The Corporation will continue the relationship as it makes available to the Corporation the specialized expertise of ABV in marketing West African crude oils.

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and (iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. By an amendment to be entered into prior to the closing of this offering, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG, including the Corporation. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the Management Services Agreement will expire in 2009 with the option for both parties to extend its duration for a further period of one year unless notice is given six months prior to the initial expiry date. The fee to be paid under the contract is $2.5 million per year for the term.

Agreement for Services of Jean Claude Gandur

The Corporation will enter into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1 million per annum less the salary paid to Mr. Gandur by the Corporation.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement will provide the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

The initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 with the option for both parties to extend its duration for a further period of one year unless notice is given six months prior to the expiry of the initial period. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG will agree with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or
- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of Addax Petroleum Corporation or APNV, and no associate or affiliate of Addax Petroleum Corporation or APNV, respectively, has or has had any material interest in any transaction which materially affects Addax Petroleum Corporation or APNV.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited and Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of Addax Petroleum Corporation. In particular, certain of the directors of Addax Petroleum Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum Corporation. See "Directors and Officers". The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of the Underwriting Agreement, Addax Petroleum Corporation has agreed to issue and sell • Offered Shares at a price of CDN$ • per Offered Share to the Underwriters for a total consideration of CDN$ • , and the Underwriters have severally agreed to purchase such Offered Shares, as principals, on • , 2006 or such other date as may be agreed upon by the parties to the Underwriting Agreement, but not later than • , 2006. In consideration of the services provided in connection with this offering, Addax Petroleum Corporation will pay the Underwriters a fee of CDN$ • per Offered Share.

Addax Petroleum Corporation has granted to the Underwriters the Over-Allotment Option, exercisable for a period ending 30 days after closing, to purchase up to an additional • Common Shares at a price of CDN$ • per Common Share to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, Addax Petroleum Corporation will be obligated to sell such Common Shares and will receive additional net proceeds of CDN$ • after deducting fees to the Underwriters of CDN$ • . This prospectus also qualifies for distribution any Common Shares that are issued pursuant to the exercise of the Over-Allotment Option.

There is currently no market for the Common Shares. Accordingly, the terms of the offering were established by negotiation among the Underwriters, Addax Petroleum Corporation and AOG.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Offered Shares agreed to be purchased under the Underwriting Agreement if any Offered Shares are purchased under the Underwriting Agreement. Addax Petroleum Corporation and AOG have agreed to indemnify the Underwriters, their directors, officers, employees and agents against certain liabilities including civil liabilities under applicable securities legislation or will contribute to payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer

where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in accordance with Rule 144A under the 1933 Act and in compliance with applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the offering, an offer or sale of additional Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Addax Petroleum Corporation and AOG have agreed that they will not, without the prior consent of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale or resale any Common Shares (or any securities giving the right to acquire Common Shares) other than the sale of the Common Shares pursuant to the exercise of the Over-Allotment Option or agree to or announce the intention to do so at any time prior to the date which is 180 days following closing of this offering. However, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. have consented to (i) the transfer of up to eight per cent of the Common Shares owned by AOG after the Pre-IPO Transaction to former directors, officers and employees of the Corporation and (ii) the distribution of Common Shares by AOG pursuant to the potential reorganization of AOG described under "The Addax and Oryx Group Ltd.", provided that the recipients of such Common Shares enter into an agreement satisfactory to the Underwriters to be bound by equivalent restrictions as set forth above on the disposition of the Common Shares they have received.

The Corporation has applied to have the Common Shares listed on the TSX. Listing will be subject to the Corporation fulfilling all requirements of the TSX, including distribution of Common Shares to a minimum number of public security holders.

RELATIONSHIP BETWEEN THE CORPORATION AND RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to APNV under the Credit Facility. Accordingly, the Corporation may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation.

As at November 30, 2005, $80 million was owed to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the distribution were made solely through negotiations among the Corporation, AOG, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the issuance, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum Corporation, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum Corporation remaining upon the liquidation of Addax Petroleum Corporation after the creditors of Addax Petroleum Corporation have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum Corporation prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum Corporation, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

PRIOR SALES

Addax Petroleum Corporation has not issued any Common Shares in the 12 month period prior to the date of this prospectus, except 100 Common Shares issued to AOG on November 23, 2005 for cash consideration of CDN$100 in connection with the incorporation and organization of Addax Petroleum Corporation. APNV has not issued any Common Shares in the 12 month period prior to the date of this prospectus.

MATERIAL CONTRACTS

A copy of the Underwriting Agreement, the Share Transfer Agreement, and the Non-Competition Agreement will be filed with the Alberta Securities Commission and the Ontario Securities Commission and will be available for inspection during normal business hours at Addax Petroleum Corporation's registered office in Calgary, Alberta and at the offices of Fasken Martineau DuMoulin LLP, in Toronto, Ontario during the period of distribution.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business. A prospective investor should consider carefully the risks and uncertainties set out below in addition to the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected.

Risks relating to the business of the Corporation

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is

capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation's operations are subject to potential losses that may not be covered by insurance.

The exploration for, and the production, storage, transportation and marketing of oil involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, uncontrollable flows of oil, natural gas well fluids or water, adverse weather conditions, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. The Corporation's offshore production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather or tidal conditions. These hazards can cause substantial damage to facilities and interrupt production. The impact that any of these risks may have upon the Corporation is increased because of the large contribution made to the Corporation's overall production by a few select properties.

The Corporation is insured against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations or cash flows. Furthermore, the Corporation cannot predict whether insurance will continue to be available at a reasonable cost or at all.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, Addax Petroleum will continue to rely on ABV to purchase and sell all of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a trademark with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Pursuant the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Any adverse development affecting the trademark or trade name of any of those companies could have an adverse affect on the business, good will or reputation of the Corporation. See "The Addax and Oryx Group Ltd." and "Interest of AOG in Material Transactions".

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If Addax Petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Addax Petroleum. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of Addax Petroleum to access sufficient capital for its operations could have a material adverse effect on Addax Petroleum's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to two Nigerian trade unions, Nupeng and Pengassan, which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff in Nigeria. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations in Nigeria could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. Addax Petroleum may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If Addax Petroleum engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, Addax Petroleum could lose the cost of floors or ceilings

or a fixed price could limit Addax Petroleum from receiving the full benefit of commodity price increases. If Addax Petroleum enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq Property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by

the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is

significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected. See "Properties and New Ventures — Nigeria Country Discussion".

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria. It is also currently pursuing exploration and development activities in Cameroon, Gabon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, change or nullification of existing contracts or royalty rates, changing taxation policies or interpretations, foreign exchange restrictions, inflation, changing political conditions, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. The Joint Border Commission between the governments of Nigeria and Cameroon has not reached a decision about how the Corporation's operations will be treated. Accordingly, the Corporation may be materially adversely affected by a decision of the Joint Border Commission.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties

in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

Crime and governmental or business corruption could disrupt the Corporation's ability to conduct its business.

The Corporation operates in some countries which have experienced governmental and business corruption. Although the Corporation's policy mandates strict compliance with internal policies and local laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures will be adhered to by its employees. Findings against the Corporation or its employees of its involvement in corruption could result in criminal or civil penalties, including substantial monetary fines, against the Corporation and any allegations or finding of involvement in corruption could damage the Corporation's reputation and its ability to do business.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. See "Middle East and North Africa — Middle East New Ventures — Iran". Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export-import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Risks relating to the Common Shares

Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.

Prior to this offering, there has been no public market for the Common Shares. The Corporation has applied to have its Common Shares listed on the TSX. The Corporation cannot predict the extent to which an active market for the Common Shares will develop or be sustained after the offering, or how the development of such a market might affect the market price for the Common Shares. An illiquid market for the Common Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment.

The initial public offering price has been determined by negotiation among the Corporation, AOG and the Underwriters based on a number of factors, including market conditions in effect at the time of the offering, that may not be indicative of future performance. The market price of the Common Shares may fall below the offer price or could fluctuate substantially due to a number of factors.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

Upon completion of this offering, AOG will own • Common Shares and control approximately • per cent (• per cent if the Over-Allotment Option is exercised in full) of the aggregate voting shares of the Corporation which will allow AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. It is likely that AOG will have sufficient voting power to, among other things, amend the articles and by-laws of the Corporation, delay, deter or prevent a change in control of

the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

Although the Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, it is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the offering, the Corporation and AOG have agreed to certain restrictions on the sale or other disposition of the Common Shares for a period of 180 days from the date of closing of this offering, subject to certain exceptions. See "Plan of Distribution". The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the lock-up period. In particular, there can be no assurance that AOG will not reduce its holding of Common Shares or dividend or otherwise distribute the Common Shares it holds to the beneficial owners of AOG. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

Following the closing of the offering, the Corporation will hold all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to Addax Petroleum Corporation and APNV, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

LEGAL PROCEEDINGS

Neither Addax Petroleum Corporation nor APNV is a party to, nor are any their respective properties subject to, any material legal proceedings nor are any such proceedings known by the Addax Petroleum Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum Corporation and APNV, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum Corporation and APNV are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP, Netherland, Sewell & Associates, Inc. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum Corporation or APNV or any of their respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Common Shares) less than one per cent of the securities of Addax Petroleum Corporation or APNV and their respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum Corporation or APNV or of any of their respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum N.V.'s (the "**Corporation**") reserves data as at September 30, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated forecast net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at September 30, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC. 4500 Thanksgiving Tower 1601 Elm Street Dallas, Texas 75201-4754	By: "Frederic D. Sewell" Frederic D. Sewell Dated: December 6, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: December 6, 2005

AUDITORS' CONSENT

We have read the base PREP prospectus of Addax Petroleum Corporation (the "**Corporation**") dated • , 2006 relating to the sale and issue of • common shares of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of • , 2006).

We also consent to the use in the Prospectus of our report to the directors of the Corporation and of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of • , 2006).

Calgary, Alberta
• , 2006

Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of
Addax Petroleum Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "APC" to the audited balance sheet of the Corporation as at November 30, 2005 and found them to be in agreement. The Corporation has yet to commence operations and no statements of operations exist for any period.

2. Compared the figures in the columns captioned "APNV" to the unaudited consolidated financial statements of Addax Petroleum N.V. as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2004 and for the year then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

   The officials of the Corporation:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "APNV" as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "APC Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
• , 2006

(Signed) •
CHARTERED ACCOUNTANTS

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
ASSETS				
Current				
Cash and cash equivalents	–	8,536	•	•
Accounts receivable	–	129,892	–	129,892
Inventories	–	65,190	–	65,190
Prepaid expenses	–	12,819	–	12,819
	–	216,437	–	•
Future income taxes	–	175,529	–	175,529
Deferred financing charges	–	5,580	–	5,580
Property, plant and equipment	–	471,944	–	471,944
	–	653,053	–	653,053
TOTAL	–	869,490	–	•
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	–	175,447	–	175,447
Income taxes payable	–	146,105	–	146,105
	–	321,552	–	321,552
Asset retirement obligations	–	24,745	–	24,745
Future income taxes	–	87,225	–	87,225
Other long-term liabilities	–	25,655	–	25,655
Long-term debt	–	100,000	–	100,000
	–	237,625	–	237,625
Shareholders' equity				
Share capital	–	20,010	•	•
Retained earnings	–	290,303	•	•
	–	310,313	•	•
	–	869,490	•	•

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	524,093	–	524,093
Royalties	–	(103,391)	–	(103,391)
Net sales	–	420,702	–	420,702
Other income	–	1,793	–	1,793
Total net revenue	–	422,495	–	422,495
EXPENSES				
Operating	–	87,536	–	87,536
General and administrative	–	18,178	–	18,178
Interest on long-term debt	–	1,722	–	1,722
Other interest and finance charges	–	520	–	520
Depletion, depreciation and accretion	–	77,225	–	77,225
Impairment of property, plant and equipment	–	3,818	–	3,818
Foreign exchange loss (gain)	–	389	–	389
Total expenses	–	189,388	–	189,388
Income before provision for income taxes	–	233,107	–	233,107
Provision for income taxes				
Current	–	(140,419)	–	(140,419)
Future	–	(30,064)	–	(30,064)
	–	(170,483)	–	(170,483)
Net income	–	62,624	–	62,624
Earnings per share (note 3)				•

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005

(US $000's)

(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	840,562	–	840,562
Royalties	–	(139,777)	–	(139,777)
Net sales	–	700,785	–	700,785
Other income	–	1,290	–	1,290
Total net revenue	–	702,075	–	702,075
EXPENSES				
Operating	–	104,009	–	104,009
General and administrative	–	11,282	–	11,282
Interest on long-term debt	–	1,946	–	1,946
Other interest and finance charges	–	398	–	398
Depletion, depreciation and accretion	–	108,120	–	108,120
Foreign exchange loss (gain)	–	834	–	834
Total expenses	–	226,589	–	226,589
Income before provision for income taxes	–	475,486	–	475,486
Provision for income taxes				
Current	–	(256,904)	–	(256,904)
Future	–	(50,582)	–	(50,582)
	–	(307,486)	–	(307,486)
Net income	–	168,000	–	168,000
Earnings per share (note 3)				•

ADDAX PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "**Pro Forma Financial Statements**") of Addax Petroleum Corporation (the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a base PREP prospectus relating to the initial public offering of common shares of the Corporation.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Corporation as at November 30, 2005; and
- The audited consolidated financial statements of Addax Petroleum N.V. ("**APNV**") as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the unaudited consolidated financial statements of APNV as at and for the nine month period ended September 30, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of APNV's audited consolidated financial statements as at and for the year ended December 31, 2004.

Other information which was available at the time of preparation of the Pro Forma Financial Statements has also been considered. In the opinion of management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

2. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2005 while the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 give effect to the following transactions as if they had occurred on January 1, 2004.

2.1 The initial public offering of • common shares of the Corporation for net proceeds of $ • .

2.2 Concurrently with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of APNV by the Corporation in exchange for • common shares and $ • .

3. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been calculated using • outstanding common shares.

AUDITORS' REPORT

To the directors of
Addax Petroleum Corporation and Addax Petroleum N.V.:

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 2, 2005
(except as to Note 16
which is as of • , 2006)

Chartered Accountants

ADDAX PETROLEUM N.V.

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)	(US $000's)	
ASSETS			
Current			
Cash and cash equivalents	8,536	3,882	56,008
Accounts receivable (note 17)	129,892	65,758	39,251
Inventories (note 10)	65,190	16,797	15,647
Advance to shareholder	–	–	2,000
Prepaid expenses	12,819	14,036	8,085
	216,437	100,473	120,991
Future income taxes (note 9)	175,529	15,990	15,632
Deferred financing charges	5,580	2,750	–
Property, plant and equipment (note 3)	471,944	497,682	296,934
	653,053	516,422	312,566
	869,490	616,895	433,557
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current			
Accounts payable and accrued liabilities	175,447	203,843	107,464
Income taxes payable (note 9)	146,105	60,520	71,598
Deferred revenue	–	2,530	5,594
	321,552	266,893	184,656
Asset retirement obligations (note 4)	24,745	12,268	11,953
Future income taxes (note 9)	87,225	88,549	91,560
Other long-term liabilities (note 14)	25,655	6,872	1,699
Long-term debt (note 5)	100,000	65,000	–
	237,625	172,689	105,212
Commitments and contingencies (notes 15 and 16)			
Shareholder's equity			
Share capital (note 6)	20,010	20,010	20,010
Retained earnings	290,303	157,303	123,679
	310,313	177,313	143,689
	869,490	616,895	433,557

On behalf of the Board:

(Signed) I.E. HANST
Director

(Signed) A.E. STEWARD
Director

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's except per share amounts)				
REVENUE					
Petroleum sales (note 17)	840,562	367,748	524,093	381,848	284,062
Royalties	(139,777)	(66,956)	(103,391)	(67,145)	19,072
Net sales	700,785	300,792	420,702	314,703	303,134
Other income	1,290	1,266	1,793	1,669	1,632
Total net revenue	702,075	302,058	422,495	316,372	304,766
EXPENSES					
Operating	104,009	63,082	87,536	76,772	64,758
General and administrative	11,282	13,480	18,178	15,032	11,095
Interest on long term debt	1,946	1,883	1,722	1,556	1,225
Other interest and finance charges	398	–	520	5,542	2,880
Depletion, depreciation and accretion (notes 3 and 4)	108,120	46,827	77,225	61,272	40,120
Impairment of property, plant and equipment	–	–	3,818	4,479	–
Foreign exchange loss (gain)	834	(11)	389	(1,349)	(220)
Total expenses	226,589	125,261	189,388	163,304	119,858
Income before provision for income taxes and non-controlling interest	475,486	176,797	233,107	153,068	184,908
Provision for income taxes (note 9)					
Current income taxes	(256,904)	(109,123)	(140,419)	(101,711)	(34,663)
Future income taxes	(50,582)	(26,350)	(30,064)	(25,656)	(72,343)
	(307,486)	(135,473)	(170,483)	(127,367)	(107,006)
Non-controlling interest	–	–	–	(2,361)	(9,750)
Net income for the period	168,000	41,324	62,624	23,340	68,152
Earnings per share, basic and diluted (note 7)	$ 2.80	$ 0.69	$ 1.04	$ 0.39	$ 1.14

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's)				
Retained earnings, beginning of period	157,303	123,679	123,679	100,339	50,187
Net income for the period	168,000	41,324	62,624	23,340	68,152
Dividend	(35,000)	(18,500)	(29,000)	–	(18,000)
Retained earnings, end of period	290,303	146,503	157,303	123,679	100,339

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)	(US $000's)		
CASH FLOW FROM OPERATING ACTIVITIES					
Net income	168,000	41,324	62,624	23,340	68,152
Items not affecting cash (note 12)	154,196	77,117	108,413	95,244	116,022
	322,196	118,441	171,037	118,584	184,174
Changes in non-cash working capital (note 12)	(37,868)	18,282	55,802	100,778	(2,643)
Net cash from operating activities	284,328	136,723	226,839	219,362	181,531
CASH FLOWS USED IN INVESTING ACTIVITIES					
Expenditures on property, plant and equipment (note 3)	(276,174)	(182,954)	(314,215)	(154,141)	(170,365)
Purchase of non controlling interest (note 3)	–	–	–	(21,000)	–
Net cash flow used in investing activities	(276,174)	(182,954)	(314,215)	(175,141)	(170,365)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from issuance of long term debt	125,000	25,000	65,000	–	25,000
Repayment of long term debt	(90,000)		–	(25,000)	(5,000)
Debt issue costs	(3,500)	–	(2,750)	–	–
Dividends paid	(35,000)	(18,500)	(27,000)	(6,000)	(12,000)
Net cash (used in) from financing	(3,500)	6,500	35,250	(31,000)	8,000
Net (decrease) increase in cash and cash equivalents	4,654	(39,731)	(52,126)	13,221	19,166
Cash and cash equivalents, beginning of period	3,882	56,008	56,008	42,787	23,621
Cash and cash equivalents, end of period	8,536	16,277	3,882	56,008	42,787

See accompanying notes to the consolidated financial statements

1. GENERAL

Addax Petroleum N.V. ("**Addax**") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("**AOG**"). Addax and its subsidiaries (collectively, the "**Company**") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis. Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 per cent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proved reserves, before royalties, as estimated by independent reservoir engineers. Reserves and production are converted to equivalent units on the basis of six thousand cubic metres of natural gas to one barrel of oil, reflecting the approximate relative energy content. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is included in costs subject to depletion in the period of the impairment.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns capital investment allowances ("**CIAs**") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("**PSCs**") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("**Cost Recovery Oil**") and to receive a share of production in excess of the Cost Recovery Oil ("**Profit Oil**"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

3. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Oil and natural gas properties	803,279	730,691	455,196
Accumulated depletion	(337,516)	(234,702)	(159,502)
	465,763	495,989	295,694
Corporate assets	12,877	4,648	3,183
Accumulated depreciation	(6,696)	(2,955)	(1,943)
	6,181	1,693	1,240
Balance	471,944	497,682	296,934

During the period ended September 30, 2005, general and administrative expenses of $15.0 million (September 30, 2004 — $3.7 million; December 31, 2004 — $24.0 million; December 31, 2003 — $19.1 million; December 31, 2002 — $9.0 million) were capitalized.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Property, plant and equipment by cost centre is as follows:

Cost Centre	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Nigeria	452,527	485,802	293,091
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Other corporate assets	6,181	1,693	1,240
Balance, end of period	471,944	497,682	296,934

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Unproved properties			
Nigeria	–	–	10,758
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Major development projects			
Nigeria	–	184,686	19,326
	13,236	194,873	32,687

In March 2003, the Company acquired the non-controlling interest in one of its subsidiaries for $21 million. The excess of the recorded value of the non-controlling interest over the consideration paid has been recognized as a reduction in property, plant and equipment of the Nigerian cost centre.

4. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligation movements are as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Balance, beginning of period	12,268	11,953	5,835
Asset retirement obligations incurred	10,912	–	5,593
Revisions of previous estimates	–	(698)	–
Accretion expense	1,565	1,013	525
Balance, end of period	24,745	12,268	11,953

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, an assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At September 30, 2005, the amount outstanding under the Facility was $100 million (December 31, 2004 — $65 million; December 31, 2003 — $nil). The average interest for the period ended September 30, 2005 was 4.6 per cent (December 31, 2004 — 6.4 per cent; December 31, 2003 — 7.1 per cent).

6. SHARE CAPITAL

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Authorized: unlimited number of common shares			
Issued and outstanding			
60,030,000 common shares	20,010	20,010	20,010

During 2004, the issued and outstanding common shares were split on a three-for-one basis. Prior periods reflect this split.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("**APDNL**"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "**Nigerian Plan**") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "**Swiss Plan**") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service a lump sum payment of five per cent of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

Information relating to the Company's defined benefit pension plans is shown in the following tables:

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Swiss Plan				
Employer current service cost	(858)	(699)	(1,003)	(1,033)
Amortization of past service cost				
Interest cost	(262)	(221)	(299)	(159)
Expected return on plan assets	154	156	211	118
Net actuarial gain (loss)	(728)	(593)	(851)	(1,760)
Net benefit expense	(1,694)	(1,357)	(1,942)	(2,834)

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Nigerian Plan				
Employer current service cost	(405)	(312)	(467)	(363)
Amortization of past service cost			-	(169)
Interest cost	(559)	(441)	(588)	(376)
Expected return on plan assets	405	332	440	375
Net actuarial gain (loss)	(884)	(681)	(1,023)	(1,308)
Net benefit expense	(1,443)	(1,102)	(1,638)	(1,841)

	December 31			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Financial status of defined benefit plan				
Accrued benefit obligation	(9,454)	(7,542)	(6,343)	(4,565)
Fair value of plan assets	7,417	7,095	4,602	3,228
Funded status — plan (deficit)	(2,037)	(447)	(1,741)	(1,337)

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of Plan Assets				
Fair value at January 1	7,095	3,825	3,228	2,896
Contributions	531	2,468	1,383	524
Benefits paid	(778)	(275)	(597)	(308)
Actual return on plan assets	(34)	365	213	239
Exchange gain (loss)	603	712	375	(123)
Fair value at December 31	7,417	7,095	4,602	3,228

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of accrued benefit obligation				
Accrued benefit obligation at January 1	7,542	3,865	4,565	3,195
Current service costs	1,003	1,033	467	363
Interest cost	299	159	588	376
Past service cost	–	–	–	169
Benefits paid	(778)	(275)	(597)	(308)
Actuarial (gain) loss	607	2,007	796	1,172
Exchange (gain) loss	781	753	524	(402)
Accrued benefit obligation at December 31	9,454	7,542	6,343	4,565

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2004	2003
Discount rate		
Swiss plan	4.0%	4.0%
Nigerian plan	12.0%	12.0%
Expected long-term rate of return on assets		
Swiss plan	3.0%	3.0%
Nigerian plan	5.0%	5.0%
Future salary increases		
Swiss plan	2.5%	2.5%
Nigerian plan	9.0%	10.0%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

At the current time, the majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60 per cent. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Income before provision for income taxes	475,486	176,797	233,107	153,068	184,908
Tax at 60%	285,292	106,078	139,864	91,841	110,945
Adjustments to income taxes:					
Non-deductible costs	47,397	24,465	47,115	33,020	21,086
Non-taxable revenues	(1,783)	4,504	(2,518)	(1,905)	2,185
Enhanced tax allowances	(19,844)	–	2,193	–	–
Adjustments in respect of prior years	–	–	4,643	4,067	2,846
Tax allowances not recoverable	(4,320)	–	(22,064)	–	(5,000)
Deduction for countries with lower tax rates	744	426	1,250	344	344
Change in tax terms	–	–	–	–	(25,400)
Provision for income taxes	307,486	135,473	170,483	127,367	107,006

Components of future income taxes

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
The net future tax liability is as follows:			
Differences between tax bases and reported amounts of depreciable and depletable assets	115,459	107,414	102,969
Other	(28,234)	(18,865)	(11,409)
Future income tax liabilities	87,225	88,549	91,560

In 2002, the Company was notified by the Nigerian authorities that the fiscal terms (royalties, CIAs and income tax rates) under which it operated had been amended. These amendments were to be applied retroactively to January 1, 2000. The royalty rate on oil production was reduced from 20 per cent onshore and 18.5 per cent offshore to variable rates depending on production which averaged 6.5 per cent in 2002 and the income tax rate was reduced from 85 per cent to 60 per cent. As a result of the new fiscal terms, 2002 petroleum sales were reduced by $5,500,000 for the impact of the changes on Cost Recovery Oil, royalties were reduced by $53,700,000 and income taxes were increased by $25,400,000 for amounts related to 2000 and 2001. The overpaid royalty amounts were recorded as prepaid expenses and applied to reduce

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES (Continued)

royalties payable to the Nigerian government in 2002 ($24,500,000), 2003 ($28,200,000) and 2004 ($1,000,000).

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Future income tax assets are as follows:			
Differences between tax base and reported amounts of depreciable and depletable assets	166,104	15,990	15,632
Other	9,425	–	–
Future income tax assets	175,529	15,990	15,632

At September 30, 2005, the Corporation had $520.8 million of deductions available to reduce future taxable income.

10. INVENTORIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Oil products	8,213	1,709	566
Materials and supplies	56,977	15,088	15,081
	65,190	16,797	15,647

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

(a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At September 30, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27,400 barrels per day
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

(b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and the Nigerian Naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Company had purchased forward contracts for the purchase of CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

(c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Company entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Company drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

These contracts have not been designated as hedges for accounting purposes. Estimated fair values at period end are disclosed in section (e) below.

(d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amount provided for doubtful accounts.

(e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	September 30, 2005
Currency forwards	519
Crude oil put options	–
Interest rate swaps	–

The fair values of other financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short term to maturity of these items. Other long-term liabilities approximate their carrying value due to minimal risk of change in value to maturity. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

12. CASH FLOWS

(a) Items not affecting cash

	Period ended September 30,		Year ended December 31,		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Future income taxes	50,582	26,350	30,064	25,656	72,343
Non-controlling interest	–	–	–	2,361	9,750
Depletion, depreciation and accretion	108,120	46,827	81,043	64,975	39,749
Change in fair value of derivatives	(250)	–	(1,021)	(287)	760
Other items, including foreign exchange	(4,256)	3,940	(1,673)	2,539	(6,580)
Total items not affecting cash	154,196	77,117	108,413	95,244	116,022

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS (Continued)

(b) Changes in non-cash working capital

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Accounts receivable	(64,134)	(27,473)	(26,507)	1,209	(37,292)
Prepaid expenses	1,217	(4,455)	(5,951)	13,451	(17,103)
Inventories	(48,393)	(20,398)	(1,150)	2,566	4,721
Other current assets	–	–	2,000	(2,000)	–
Accounts payable and accrued liabilities	(28,396)	40,631	96,379	45,654	15,485
Tax payable	85,585	29,977	(11,078)	39,898	31,546
Deferred revenue	(2,530)	–	(3,064)	–	–
Other long-term liabilities	18,783	–	5,173	–	–
Changes in non-cash working capital	(37,868)	18,282	55,802	100,778	(2,643)

(c) Other cash flow information

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Interest paid	(9,211)	–	(756)	(508)	(1,225)
Income taxes paid	(7,904)	(36,260)	(36,889)	(61,813)	(3,117)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60 per cent joint venture in Cameroon and has an unincorporated joint venture interest of 47.5 per cent in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Non current assets	13,235	10,390	2,835
Current assets	1,198	2,832	–
Non-current liabilities	–	–	–
Current liabilities	(22,474)	(21,263)	(7,060)
Net liabilities	8,042	(4,222)	(4,225)
Income	2	–	–
Expenses	–	–	–

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

14. OTHER LONG-TERM LIABILITIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Disputed tax payable	6,920	–	–
Royalties	8,134	–	–
Pension	2,095	3,778	1,562
Operational	5,533	–	–
Other	2,973	3,094	137
	25,655	6,872	1,699

The tax payable to the Nigerian government relates to the disputed deductibility of the original purchase price of certain Nigerian assets. This dispute was raised by NNPC in 2003 and is still unresolved.

Royalties due to the Nigerian government relate to tax inversion penalties for 2000 and 2005 where the operating cost per barrel exceeded the allowable threshold. There is a 25 per cent penalty charged on the excess. The method of calculating the operational cost per barrel has yet to be agreed between the Corporation and NNPC. Management believes these two matters will not be settled within a year.

Operational liabilities relate to the following:

i) a dispute relating to the construction and installation of certain platforms and pipelines in 2003 and 2004, amounting to $2,533,000. All other claims for this contract have been settled. The outstanding amount has been claimed against Addax's insurance. The insurer has offered a 10 per cent settlement. If the contractor does not receive settlement, the contractor is expected to claim against Addax; and

ii) a dispute relating to the costs of conversion of an FPSO. The dispute has gone to arbitration, but the formal claim documentation has yet to be received from the contractor.

Management believes these two matters will not be settled within a year.

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after September 30, 2005 are as follows:

2005	77,090
2006	213,849
2007	70,194
2008	70,838
2009	46,667
2010	35,365
Thereafter	119,757
Total	633,760

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS (Continued)

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

Under the Exploration and Production Sharing Contract offshore Gabon, there is an initial exploration period of four years including a two well commitment that commenced in March 2003. The contract can be renewed twice for an additional three year period per renewal. These additional phases have additional work commitments. The first commitment well was drilled in early 2004, proved to be dry and was subsequently written off, the second remains to be drilled.

16. CONTINGENCIES

The Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at September 30, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $216.9 million. Management's intent is to carry the contracts to maturity.

The Company's income tax filings are subject to audit by taxation authorities. There are audits in progress and items under review, some that may increase our tax liability. In addition, we have filed notices of objection with respect to certain issues. While the results of these items cannot be ascertained at this time, we believe we have an adequate provision for income taxes based on available information.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies.

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Sales to Addax B.V.	512,254	291,447	371,444	386,613	284,062
Charges:					
Addax Bunkering Services	(11,437)	(6,698)	(10,406)	–	
AOG	(375)	(375)	(2,809)	(3,860)	(5,219)
Addax B.V.	(1,236)	(499)	(1,067)	–	
Other items	(1,920)	(1,905)	(1,141)	(1,894)	(935)
Interest and related charges	–		–	(47)	(390)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG. Outstanding balances with related companies are as follows:

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Addax BV	101,080	38,936	31,715
AOG	3,293	100	1,795
Other	2,376	9,736	141

A director of the Company has a consulting contract with a subsidiary pursuant to which the director is paid $9,000 per month.

18. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

•

AUDITORS' REPORT

To the Directors of
Addax Petroleum Corporation

We have audited the balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at November 30, 2005. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at November 30, 2005, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 2, 2005
(except as to Note 2 which is as of
• , 2006)

(Signed) [•]
Chartered Accountants

ADDAX PETROLEUM CORPORATION

BALANCE SHEET

As at November 30, 2005

ASSETS	
Current assets	
Cash	$100
SHAREHOLDER'S EQUITY	
Shareholder's equity (note 1)	$100

(Signed) WESLEY TWISS
Director

(Signed) PETER DEY
Director

See accompanying notes to balance sheet.

ADDAX PETROLEUM CORPORATION

NOTES TO BALANCE SHEET

As at November 30, 2005

1. FORMATION OF THE CORPORATION

Addax Petroleum Corporation (the "**Corporation**") was incorporated under the *Canada Business Corporations Act* on September 6, 2005. The Corporation issued 100 initial Common Shares on November 23, 2005, for cash proceeds of CDN$100.

2. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

(a) Issuance of Common Shares

Pursuant to an underwriting agreement dated • , 2006, the Corporation agreed to sell • Common Shares, at a price of $ • per Common Share, for proceeds totaling $ • , net of $ • of fees payable to the underwriters. In addition, the Corporation has granted the underwriters an option, exercisable for a period of 30 days from the closing of the offering, to purchase up to • additional Common Shares at the offering price.

(b) Acquisition of Addax Petroleum N.V.

Pursuant to a purchase and sale agreement dated • , the Corporation will acquire, concurrently with the closing of the offering described in note 2(a) above, all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of approximately $ • and • Common Shares of the Corporation.

CERTIFICATE OF THE CORPORATION

DATED: December 6, 2005

This prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this prospectus will, as of the date of the supplemented prospectus, contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: December 6, 2005

To the best of our knowledge, information and belief, this prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this prospectus, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	MERRILL LYNCH CANADA INC.
By: (Signed) CRAIG E. KELLY	By: (Signed) ROBERT MCKERCHER

ADDAX
PETROLEUM CORPORATION

QUEBECOR MERRILL
CANADA INC
Printed in Canada

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ADDAX PETROLEUM CORPORATION

Receipt for (Final) PREP Long Form Prospectus dated **February 7, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **8th** day of **February, 2006**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 867623

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: 403 267 1700
Fax: 403 264 2871
www.deloitte.ca

February 7, 2006

To the various Securities Commissions and
similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation (the "Corporation")

We refer to the base PREP prospectus of the Corporation dated February 7, 2006 relating to the sale and issue of common shares (the "Prospectus").

We consent to the use in the Prospectus of our report dated December 2, 2005 (except as to Note 2 which is as of February 7, 2006) to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005.

We also consent to the use in the Prospectus of our report dated December 2, 2005 (except as to Note 18 which is as of February 7, 2006) to the directors of the Corporation and the directors of Addax Petroleum N.V. on the following financial statements of Addax Petroleum N.V.:

- Consolidated balance sheets as at December 31, 2004 and 2003; and
- Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

We also consent to the use of our compilation report dated February 7, 2006 to the directors of the Corporation on the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a

third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Fasken Martineau DuMoulin LLP *
Barristers and Solicitors
Patent and Trade-mark Agents

3400 First Canadian Centre
350 - 7th Avenue SW
Calgary, Alberta, Canada T2P 3N9

403 261 5350 Telephone
403 261 5351 Facsimile

www.fasken.com

FASKEN MARTINEAU

February 7, 2006
File No.: 222329.00004/16095

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation (the "Corporation") – Consent

In connection with the final base PREP prospectus of the Corporation dated February 7, 2006 (the "Prospectus"), we hereby consent to being named in the Prospectus on the cover page and under the heading "Legal Matters", and to the use of our opinion under the heading "Eligibility for Investment".

We have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is solely for the information of the addressees and is not to be quoted from or referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose or by any other person.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

Signed "Fasken Martineau DuMoulin LLP"

FMC

FRASER MILNER CASGRAIN LLP

February 7, 2006

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: Base PREP Prospectus (the "Prospectus") of Addax Petroleum Corporation Dated February 7, 2006

We consent to the use of our name, Fraser Milner Casgrain LLP, on the cover page and under the headings "Legal Matters" and "Interest of Experts" and to the use of our name and opinions under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to under the heading "Eligibility for Investment" or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed) *Fraser Milner Casgrain LLP*

1714885_1

NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

CHAIRMAN EMERITUS
CLARENCE M. NETHERLAND
CHAIRMAN & CEO
FREDERIC D. SEWELL
PRESIDENT & COO
C.H. (SCOTT) REES III

EXECUTIVE COMMITTEE
G. LANCE BINDER - DALLAS
DANNY D. SIMMONS - HOUSTON
P. SCOTT FROST - DALLAS
DAN PAUL SMITH - DALLAS
JOSEPH J. SPELLMAN - DALLAS
THOMAS J. TELLA II - DALLAS

February 7, 2006

LETTER OF CONSENT

To: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

We refer to the final base PREP prospectus dated February 7, 2006 (the "Prospectus") of Addax Petroleum Corporation (the "Corporation").

We hereby consent to the reference to our firm name and the summaries of and excerpts from our report dated December 5, 2005 entitled, "Estimate of Reserves, Future Revenue, and Resources to the Addax Petroleum Interest in Certain Concessions located in Nigeria, Cameroon, and Gabon as of September 30, 2005" (the "Report").

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Report or that are within our knowledge as a result of the services performed by us in connection with the Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: "C.H. (Scott) Rees III"
C.H. (Scott) Rees III
President and Chief Operating Officer

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951
nsai@nsai-petro.com
netherlandsewell.com

This prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

BASE PREP PROSPECTUS

Initial Public Offering February 7, 2006

ADDAX PETROLEUM CORPORATION

CDN$ •

21,000,000 Common Shares

Price: CDN$ • per Common Share

This prospectus qualifies the distribution of an aggregate of 21,000,000 common shares (the "**Offered Shares**") of Addax Petroleum Corporation. See "Plan of Distribution".

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**"), Addax Petroleum and The Addax and Oryx Group Ltd. ("**AOG**"). **Presently, there is no market through which the common shares of the Corporation (the "Common Shares") may be sold and purchasers may not be able to resell the Offered Shares purchased under this prospectus.** The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before May 3, 2006. See "Risk Factors" for certain considerations relevant to an investment in the Offered Shares.

	Price to the Public	Underwriters' Fees	Net Proceeds to the Corporation(1)
	(CDN$)	(CDN$)	(CDN$)
Per Common Share	•	•	•
Total Offering(2)	•	•	•

Notes:

(1) Before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$4.5 million, which will be paid by the Corporation out of the proceeds of the offering. CDN$ • of the net proceeds of this offering will be used to fund the Pre-IPO Transactions. See "Use of Proceeds".

(2) Addax Petroleum Corporation has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time until 30 days after closing of this offering, to purchase from the Corporation up to an additional 2,100,000 Common Shares, at the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fees" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$ • , CDN$ • and CDN$ • , respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to Addax Petroleum N.V. under a revolving credit facility. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation. See "Relationship Between the Corporation and RBC Dominion Securities Inc.".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a book entry certificate representing the Offered Shares will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS. Shareholders will not receive physical share certificates representing their ownership. A purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Offered Shares are purchased. See "Plan of Distribution". Closing of this offering is expected to occur on or about February 15, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than March 15, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

ADDAX PETROLEUM CORPORATION


Nigeria
OML124
Ngosso
Cameroon
OPL225
OML123
Okwok
OPL90
Eq. Guinea
JDZ Block 4
Kiarsseny
Gabon
Producing Property
Exploration Property
New Venture Opportunity

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and is qualified by, and should be read together with, the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the "Glossary", "Abbreviations" and "Conversions" for the meaning of certain terms used in this prospectus.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of Cash Flow From Operations. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of Cash Flow From Operations. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by Netherland, Sewell & Associates, Inc. ("**NSAI**"), independent oil and natural gas reservoir engineers.

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);

– OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and

– OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.

- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production October 2005	Average Oil Production 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3] Proved	Gross Oil Reserves[2][3] Proved Plus Probable	Gross Oil Reserves[2][3] Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. Pursuant to the participation agreement the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI reports Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Operational Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In

addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be transferred to or for the benefit of current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, as well as a Technical and Reserves Committee, comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
				($million)				($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok(1)	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 will fund significant infrastructure investment to sustain future production as well as a two-rig drilling program that includes development, infill, extension, appraisal and exploration drilling. These budgeted capital expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006. Capital expenditures for OPL90 and OPL225 are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. These budgeted capital expenditures will fund seismic data acquisition as well as a one-rig drilling program that includes development and exploration drilling.

Capital expenditures for the Corporation's other properties and major new venture opportunities will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

Petroleum Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant price and cost assumptions presented in accordance with NI 51-101. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation. See "Petroleum Reserves and Operational Matters".

Oil Reserves and Future Net Revenue Based on Forecast Prices and Costs as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,186	1,109	1,044	988
Developed Non-Producing	6.0	5.5	179	150	128	111	91	76	64	55
Undeveloped	38.8	35.4	668	564	479	410	96	59	30	6
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**1,372**	**1,244**	**1,138**	**1,049**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	735	599	497	419
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**2,107**	**1,843**	**1,635**	**1,468**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	639	504	405	331
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**2,746**	**2,347**	**2,040**	**1,799**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	66.6	58.3	2,825	2,565	2,356	2,185	1,335	1,233	1,149	1,078
Developed Non-Producing	6.3	5.7	267	219	183	155	118	97	81	69
Undeveloped	40.5	36.5	1,153	962	812	692	265	200	148	107
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**1,718**	**1,530**	**1,378**	**1,254**
Probable	89.0	74.7	3,545	2,822	2,304	1,922	1,070	852	693	575
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**2,788**	**2,381**	**2,072**	**1,830**
Possible	83.0	66.2	3,401	2,692	2,171	1,781	960	753	602	490
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**3,748**	**3,135**	**2,674**	**2,320**

The estimate of gross reserves means Addax Petroleum's total working interest prior to the deduction of NNPC's share of Profit Oil. The estimate of net reserves includes deductions under the Nigerian Production Sharing Contracts for Royalty Oil and NNPC's share of Profit Oil. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

The "after taxes" figures are the future net revenue estimates after all deductions under the Nigerian Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, Niger Delta Development Commission levy, education tax and tax inversion penalty. The "before taxes" figures only include deductions for Royalty Oil and NNPC's share of Profit Oil. NSAI is of the opinion that the "after taxes" case is representative of the fiscal regime under the Nigerian Production Sharing Contracts.

Selected Financial Information

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30, 2005	As at December 31, 2004	As at December 31, 2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Property, plant and equipment	471.9	497.7	296.9
Total assets	869.5	616.9	433.6
Long-term debt	100.0	65.0	-
Shareholders' equity	310.3	177.3	143.7

	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue from petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.1
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
Historic PER SHARE DATA[1][3]					
Basic and fully diluted net income per share ($/share)	2.80	0.69	1.04	0.39	1.14
Basic and fully diluted CFFO per share ($/share)	5.37	1.97	2.85	1.98	3.07
Pro Forma PER SHARE DATA[2][3]					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL AND OPERATING DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
CFFO	322.2	118.4	171.0	118.6	184.2
Expenditures on property, plant and equipment	276.2	183.0	314.2	154.1	170.4
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All historic per share amounts are calculated on the basis of 60,030,000 outstanding Common Shares of Addax Petroleum N.V., before giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) All Pro Forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

(3) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

The Offering

Offering Price	CDN$ • per Common Share.
Offered Shares	21,000,000 Common Shares.
Over-Allotment Option	Addax Petroleum Corporation has granted the Over-Allotment Option to the Underwriters, exercisable in whole or in part, at any time until 30 days after closing, to purchase up to 2,100,000 additional Common Shares on the same terms as set forth in this prospectus to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds	The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ • million (CDN$ • million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of this offering. Of the net proceeds, CDN$ • will be used to fund the Corporation's 2006 capital expenditure programs and for working capital purposes and CDN$ • will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and working capital purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".
Dividend Policy	Addax Petroleum Corporation intends to declare quarterly cash dividends. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which the Board of Directors may consider relevant at such time including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006. See "Dividends".
Incorporation	Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The registered office of Addax Petroleum Corporation is located at 3400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9.
Pre-IPO Transactions	Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for 117,000,000 Common Shares and $ • million. Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Shareholdings Post-Closing	After giving effect to the Pre-IPO Transactions and the closing of this offering, the Corporation will have 138,000,100 Common Shares outstanding, of which 15.2 per cent of the Common Shares will be held by investors under this offering, 77.8 per cent of the Common Shares will be held by AOG and 7.0 per cent of the Common Shares will be held by or on behalf of current and former directors, officers and employees of the Corporation (16.5 per cent, 76.7 per cent and 6.9 per cent if the Over-Allotment Option is exercised in full).
Closing	The closing of this offering is anticipated to occur on or about February 15, 2006 and in any event not later than March 15, 2006.
Eligibility for Investment	Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

Risk Factors

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business and the location of its primary assets and business operations. A prospective investor should consider carefully the risks and uncertainties set out below, in addition to the other information contained in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems to be immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected. See "Risk Factors".

Risks relating to the business of the Corporation

- The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.
- Exploration and development activities are inherently risky and are subject to change.
- Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.
- The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.
- The Corporation's operations are subject to potential losses that may not be covered by insurance.
- The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.
- The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could materially adversely affect the business, goodwill or reputation of the Corporation.
- The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.
- The Corporation could be subject to labour or other unplanned production disruptions.
- Future litigation could adversely affect the Corporation's business, results of operations or financial condition.
- The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.
- There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.
- The Corporation is exposed to the risks associated with commodity hedging activities.
- Joint ventures entered into by the Corporation could lead to additional costs.

Risks relating to the petroleum industry

- Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.
- The Corporation could face significant liabilities under environmental laws.
- The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

- The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.
- The Corporation operates in a highly competitive industry.
- The Corporation faces foreign exchange, interest rate and inflation risks.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

- There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.
- Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.
- Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.
- Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.
- The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.
- The Corporation's production may be constrained by production or export quotas.
- US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

Risks relating to the Common Shares

- Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.
- The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.
- Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.
- Investors may face risks related to the Corporation's holding company structure.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum Corporation**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles;

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean-going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**best estimate**" means, in relation to prospective and contingent resources, the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P_{50}/median, or arithmetic average/mean);

"**Block 4**" or "**Block 4 Property**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum Corporation;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**BP**" means BP p.l.c. together with all of its subsidiaries;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**")

Handbook published by CICA or any successor institute and which are applicable on the effective *date* as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non-cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarily titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIP Policy**" has the meaning given to it under the heading "Petroleum Reserves and Operational Matters — Insurance";

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum Corporation;

"**Common Share Incentive Plan**" means the incentive share ownership plan that Addax Petroleum Corporation plans to adopt, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**contingent resources**" means the best estimate quantities of oil or gas estimated at a given date to be potentially recoverable from known accumulations but that are not currently economic;

"**Corporation**" or "**Addax Petroleum**" means (i) before the closing of this offering, APNV, together with all of its subsidiaries and (ii) after the closing of this offering, Addax Petroleum Corporation, together with all of its subsidiaries;

"**Cost Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the

cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Devon Energy**" means Devon Energy Corporation together with all of its subsidiaries;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**EBITDA**" is defined as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest. EBITDA is not a standard measure under Canadian GAAP. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ENI**" means ENI S.p.A;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FOB**" means free on board;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**gross**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and NNPC's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and (ii) in respect of acreage, wells and seismic data, 100 per cent of same;

"**GTL**" means gas to liquids;

"**HSE**" means health, safety and environment;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Properties and New Ventures — Nigeria Properties — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Properties and New Venture — Nigeria Properties — OML123 — Production Facilities";

"**LNG**" means liquefied natural gas;

"**LPG**" means liquid petroleum gas;

"**Management Services Agreement**" means the Management Services Agreement, made effective January 1, 2006 between APS and AOG;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**Net Offering Price**" means the price per share at which the Offered Shares are sold in this offering less the Underwriters' fees per Offered Share;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Non-Competition Agreement**" means the non-competition agreement between Addax Petroleum Corporation and AOG;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**OECD**" means Organization for Economic Co-operation and Development;

"**Offered Shares**" means the securities offered by Addax Petroleum Corporation to the public hereunder, including any shares issued upon the exercise of the Over-Allotment Option unless the context otherwise requires, at a price of CDN$ • per share;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum Corporation to the Underwriters which is exercisable, in whole or in part, at any time until 30 days after closing to purchase from the Corporation up to an additional 2,100,000 Common Shares, at the same price as the Common Shares offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**Paris Club**" means the informal group of official creditors whose role is to find co-ordinated and sustainable solutions to the payment difficulties experienced by debtor nations;

"**Petrobras**" means Petróleo Brasileiro S.A. together with all of its subsidiaries;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**PPT**" means Petroleum Profits Tax;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Pre-IPO Transactions**" means the declaration and payment of dividends by APNV and the acquisition of all of the issued and outstanding shares of APNV by Addax Petroleum Corporation as described under the heading "Addax Petroleum — Pre-IPO Transactions";

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is

subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**prospective resources**" means the best estimate quantities of oil and gas estimated on a given date to be potentially recovered from undiscovered accumulations. They are technically viable and economic to recover;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Fiscal Terms — Nigeria";

"**Reserve Report**" means the engineering report dated December 5, 2005 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of September 30, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Royalty Oil**" means "**Royalty Oil**" as defined under the heading "Fiscal Terms — Nigeria";

"**Share Transfer Agreement**" means the share transfer agreement between a subsidiary of AOG and Addax Petroleum Corporation to be entered into prior to the closing of this offering;

"**Shell**" means Royal Dutch Shell p.l.c. together with all of its subsidiaries;

"**Statoil**" means Statoil ASA together with all of its subsidiaries;

"**Tax Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Total**" means TOTAL S.A. together with all of its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated February • , 2006 among the Corporation, AOG, and the Underwriters with respect to this offering; and

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mbbls/d	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day

Currency

$	United States dollars
CDN$	Canadian dollars
N	Nigerian naira
CHF	Swiss francs

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres ("10^3m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, references to "$" and to "dollar" in this prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Year Ended December 31,			
	January 2006	December 2005	November 2005	2005	2004	2003	2002
Rate at end of period	$1.1439	$1.1659	$1.1674	$1.1659	$1.2036	$1.2924	$1.5796
Average rate during period	$1.1573	$1.1610	$1.1811	$1.2116	$1.3015	$1.4015	$1.5704
High	$1.1726	$1.1734	$1.1961	$1.2704	$1.3968	$1.5747	$1.6132
Low	$1.1439	$1.1507	$1.1657	$1.1507	$1.1774	$1.2924	$1.5110

On February 6, 2006 the Noon Buying Rate for $1.00 United States was $1.1457 Canadian.

FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are not recognized measures under Canadian GAAP. Management believes that EBITDA, CFFO, average realized price per barrel sold and operating cost per barrel sold are useful supplemental measures in evaluating the performance of the Corporation and in determining whether to invest in Common Shares. EBITDA or similar measures are used by many investors and financial analysts as a supplementary non-GAAP financial measure in order to evaluate operational performance and a company's ability to service its debt. In addition, Management believes that CFFO, average realized price per barrel sold and operating cost per barrel sold are also useful supplemental measures as they demonstrate the Corporation's ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of the Corporation's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines (i) EBITDA as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest; (ii) CFFO as cash from operating activities before changes in non-cash working capital; (iii) average realized price per barrel sold as revenue from petroleum sales for the period divided by the quantity of oil sold in that period; and (iv) operating cost per barrel sold as the operating costs for the period divided by the quantity of oil sold in that period.

Overview

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of CFFO. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of CFFO. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by NSAI.

Corporate History

Addax Petroleum was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. Through its other subsidiaries, AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

Addax Petroleum is the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy is to conduct its upstream petroleum business entirely through Addax Petroleum

and, therefore, pursuant to the Non-Competition Agreement, it has agreed not to compete with Addax Petroleum in such business, provided that AOG and Jean Claude Gandur together own not less than 25 per cent of the Common Shares. Subject to the same proviso, AOG has also agreed that any upstream petroleum business opportunities made available to it will first be offered to Addax Petroleum; if Addax Petroleum declines the opportunity, AOG may then pursue it.

In 1994, AOG decided to use its experience in Africa and in the oil industry to diversify its business to include oil and gas exploration and production. After the formation of Addax Petroleum in 1994, management began evaluating opportunities in West Africa. In 1995, Addax Petroleum acquired a 90 per cent interest in a Production Sharing Contract with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, Addax Petroleum sold 24 per cent interests in the Espoir field Production Sharing Contract to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. Addax Petroleum sold a further 15 per cent interest in the Espoir field Production Sharing Contract to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, the Corporation entered into Production Sharing Contracts with the Nigerian government for OML123, OML124, OPL90 and OPL225. Prior to this, Ashland had held their own Production Sharing Contracts relating to these properties, which were terminated by the Nigerian government when Ashland attempted to sell its interests under the Production Sharing Contracts without prior government approval. The Corporation acquired Ashland's remaining assets and rights relating to these properties pursuant to an acquisition agreement dated April 8, 1998 between Addax Petroleum and Ashland. See "Properties and New Ventures — Nigeria Properties".

In December 2002, Addax Petroleum expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso Concession, offshore Cameroon. The Ngosso Property is operated by Addax Petroleum. See "Properties and New Ventures — Cameroon".

In January 2004, Addax Petroleum further expanded by acquiring a 42.5 per cent farm-in interest in the Kiarsseny Production Sharing Contract, offshore Gabon. The Kiarsseny Property is operated by Tullow Oil. See "Properties and New Ventures — Gabon".

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. See "Properties and New Ventures — Middle East New Ventures".

In September 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40 per cent interest in the Okwok Property, located in OML67 offshore Nigeria, subject to the completion of a farm-in agreement and government approval. The Corporation expects to conduct operations for the property in its capacity as technical advisor. See "Properties and New Ventures — Nigeria Properties".

In November 2005, Addax Petroleum made its first strategic move into deep-water exploration when it signed a participation agreement with ERHC Energy pursuant to which the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property. See "Properties and New Ventures — Joint Development Zone".

Pre-IPO Transactions

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. On December 5, 2005 the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's

CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for 117,000,000 Common Shares and $ • million.

Corporate Structure

At the closing of this offering, the Corporation will beneficially and wholly own, directly or indirectly, 10 material subsidiaries. The head office of the Corporation is located at 16, avenue Eugene-Pittard, 1206, Geneva, Switzerland. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries at the closing of this offering.



Addax Petroleum Corporation (Canada)
Addax Petroleum N.V. (Netherlands Antilles)
Addax Petroleum Services Limited (Isle of Man)
Addax Petroleum International Limited (Isle of Man)
Addax Petroleum Overseas Limited (British Virgin Islands)
Addax Petroleum (Nigeria Offshore) Limited (Nigeria)
Addax Petroleum (Nigeria Offshore 2) Limited (Nigeria)
Addax Petroleum Development (Nigeria) Limited (Nigeria)
Addax Petroleum Cameroon Limited (Isle of Man)
Addax Petroleum Exploration (Nigeria) Limited (Nigeria)
Addax Petroleum Gabon Limited (Isle of Man)

Properties Summary

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

Addax Petroleum
Properties and New Venture Opportunities



Nigeria
OML124
Cameroon
Ngosso
OPL90
OML123
OPL225
Okwok
JDZ Block 4
Kiarsseny
Gabon
Producing Property
Exploration Property
New Venture Opportunity
N

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production: October 2005	Average Oil Production: 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Major New Venture Opportunities Summary

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be

35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI estimates Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Operational Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be transferred to or for the benefit of current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and Technical and Reserves Committees comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
				($million)				($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production including the replacement of the Knock Taggart FPSO (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007) as well as a two-rig drilling program in OML123 that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

Capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006. These capital expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- the completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Capital expenditures for the Corporation's other properties and major new venture opportunities are budgeted to be $6 million in the fourth quarter of 2005 and $115 million in 2006. These expenditures will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

PROPERTIES AND NEW VENTURES

Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon.

Nigeria Country Discussion

Overview

Nigeria is Africa's most populous country and largest oil producer. The following table highlights some important statistics regarding Nigeria, its people and its economy.

Total Area	923,768 km^2 (approximately 1.5 times the area of Alberta, Canada)
Population	128.8 million
Major Cities	Lagos, Kano, Ibadan, Kaduna, Port Harcourt, Abuja (capital)
Language	English (official), Hausa, Yoruba, Igbo (Ibo), Fulani
Literacy	68 per cent of population over 15 years of age can read and write
Government	Federal Republic
Legal System	Based on English common law (Islamic law in the north)
GDP	$125.7 billion (2004 estimate)
GDP per capita	$1,000 (2004 estimate)
Oil Production	2.5 mmbbls/d (2004 estimate)
Net Oil Exports	2.2 mmbbls/d (2004 estimate)
Currency	Naira
Inflation	16.5% in 2004

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2005, the Energy Information Administration and U.S. Department of Energy.

Recent History

Nigeria gained independence from the United Kingdom on October 1, 1960 and has subsequently experienced periods of military and democratic rule. The death of General Sani Abacha in 1998 marked the most recent transition to democratic government, which saw the election of President Olusegun Obasanjo in 1999.

The development of the oil industry in the Niger Delta in the south of the country has been a key factor shaping modern Nigeria. Oil was first discovered in the 1950s and exploration and production increased rapidly in the 1960s. The country's oil industry now accounts for approximately 20 per cent of GDP, 96 per cent of export earnings and 65 per cent of budgetary revenues.

Government and Legal System

In 1999, Nigeria adopted a new constitution and held democratic elections. The Nigerian government has a three-tier structure: the federal government, 36 state governments and many local government administrations. The structure of the federal government is similar to that of the United States. Under the Nigerian constitution, the President can serve a maximum of two terms of four years each. The Parliament comprises two houses: the House of Representatives, with 346 elected members, and the Senate, with 107 elected members. The most recent elections were held in April 2003 and saw the re-election of President Obasanjo of the People's Democratic Party for a second term.

Nigeria's legal system is based on English common law and much of the legislation covering the country's oil industry was originally based upon equivalent legislation in England. Islamic law is also used in some states in the north.

Economic Environment

Nigeria has significant agricultural, mineral, marine and forest resources, but the economy of Nigeria is strongly dependent upon the international oil price. The Obasanjo government is seeking to broaden the country's economy and has initiated structural reforms with new competition policies and a privatization program. The Bureau for Public Enterprise has the mandate to privatize state-owned enterprises in all sectors of the economy, including hotels, insurance, paper mills, fertilizer plants, oil refineries, ports and the electrical, telephone, rail and water utilities. To date, the Nigerian government has privatized its hotel, insurance and cement enterprises. Included in the enterprises scheduled to be privatized are four oil refineries owned by NNPC.

In recent years, Nigeria has attracted significant international support, both from individual governments and international agencies. The World Bank currently has a total commitment to Nigeria of approximately $444 million in the areas of privatization, power transmission, healthcare, community development, education, water and economic capacity building. Further, representatives of the Paris Club creditor countries met in October 2005 and agreed with the representatives of the Nigerian government on a comprehensive treatment of its debt. In total, this agreement allows Nigeria to cancel approximately $18 billion of debt (including moratorium interest) representing an overall cancellation of about 60 per cent of its debt to the Paris Club.

International Relations

Nigeria is a member of the United Nations, the Organization of African Unity, the Commonwealth of Nations and the Economic Community of West African States. Nigeria became a member of OPEC in 1971.

On October 10, 2002, the International Court of Justice ruled on the long disputed Cameroon-Nigeria land and maritime boundary and awarded the Bakassi Peninsula and adjacent offshore acreage, including part of the Corporation's acreage in OML123 (the "**Disputed Area**"), to Cameroon. Nigeria initially rejected the ruling but formed a Joint Border Commission to peaceably resolve the dispute. The dispute relating to the land boundary involving the Bakassi Peninsula is in the course of being resolved peacefully and the Joint Border Commission has initiated steps to resolve the maritime boundary dispute. The issue regarding the maritime boundary continues to have implications for Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Petroleum Industry

__*Oil*__

The crude oil supply market is truly global with approximately 31 per cent of 2004 production originating from the Middle East, 23 per cent from Europe and Eurasia, 14 per cent from Latin America, 12 per cent from Africa, 10 per cent from North America and 10 per cent from Asia Pacific.

The oil industry in Nigeria has a long history. Shell D'Arcy (a Shell/BP joint venture) started exploring for oil in the country in 1938. Other foreign oil companies entered Nigeria in the 1950s and 1960s, including Mobil (now ExxonMobil), Texaco (now Chevron), Gulf (now Chevron), Safrap (later Elf and now Total) and Agip. Apart from BP, all of these international oil and gas companies still maintain a significant presence in Nigeria.

Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. The Nigerian government has expressed its desire to increase the country's proved oil reserves to 40 billion barrels by 2010 and is encouraging the continued development and exploration of the country's oil resources to do so.

The following chart shows the increase in Nigeria's proved crude oil reserves over the past 17 years, with the majority of the increase occurring in the last six years.

Nigerian Proved Crude Oil Reserves



(billion bbls)
40
35
30
25
20
15
10
5
0
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: OPEC Annual Statistical Bulletin, 2004.

The first commercial oil discovery in Nigeria was made in 1956 by Shell D'Arcy and subsequent discoveries and development activity saw production steadily climb to reach in excess of two mmbbls/d in the mid-1970s. During the 1980s, oil production in Nigeria declined in part due to an unfavourable investment environment. However, development activity and production increased after the Nigerian government revised the fiscal terms governing oil production. The history of oil production in Nigeria is shown in the following chart.

Nigerian Crude Oil Production



(mboe/d)
3,000
2,500
2,000
1,500
1,000
500
0
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: BP Statistical Review of World Energy, June 2005.

Nigeria ranks as one of the world's major oil producers and the largest producer of oil in Africa. The country's 2004 oil production is estimated to have been approximately 2.5 mmbbls/d, representing 27 per cent of the continent's total oil production and 3.2 per cent of the world's production (compared to Canada at 3.8 per cent). The following chart, showing 2004 oil production for selected major oil producing countries, demonstrates Nigeria's importance as a global oil producer.

Oil Production by Selected Country, 2004


(mmbbls/d)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Legend:
OPEC Member
Non-OPEC Member
Nigeria:
2.5 mmbbls/d
Saudi Arabia
Russian Fed.
USA
Iran
Mexico
China
Norway
Canada
Venezuela
UAE
Nigeria
Kuwait
UK
Iraq
Algeria
Libya
Brazil
Kazakhstan
Indonesia
Angola

Source: BP Statistical Review of World Energy, June 2005.

The majority of oil in Nigeria is produced by joint ventures between NNPC and international oil and gas companies, which are the operators of the joint venture properties. There are joint ventures between NNPC and Shell (the largest joint venture), ExxonMobil, Chevron, Agip and Total. NNPC has a 55 per cent interest in the Shell joint venture and 60 per cent interest in each of the other joint ventures. In addition, ConocoPhillips, Devon Energy, Nexen Inc., Petrobras, Statoil and other foreign companies hold interests in Nigeria.

The following table shows the estimated 2004 daily production by principal operators in Nigeria.

	2004 Production (estimated)
	(mbbls/d)
Shell	907
ExxonMobil	590
Chevron	352
Agip	185
Total	158
Addax Petroleum	40

Source: Estimates derived from Wood Mackenzie, except for Addax Petroleum.

In 2004, Nigeria exported approximately 2.2 mmbbls/d or 88 per cent of the country's *total oil production*, with the United States being the largest single export market. Nigeria is the fifth largest supplier of crude oil to the United States, behind Canada, Mexico, Saudi Arabia and Venezuela, supplying approximately 8.5 per cent of total United States crude oil imports. The following chart shows the principal export markets for Nigerian oil in 2004.

Country/Market for Nigerian Oil
2004 Exports



Asia/Pacific
19%
Africa
9%
Europe
21%
Latin America
10%
United States
38%
Canada
3%

Source: OPEC Annual Statistical Bulletin 2004.

The Nigerian government has announced a production target of 4 mmbbls/d by 2010. Future oil production in Nigeria is expected to increase with the continued development of many significant deep-water discoveries. Some of the significant discoveries and development projects announced by international oil and gas companies are described below.

Shell — Shell recently developed the deep-water Bonga field with estimated reserves of 700 mmbbls and expected plateau production of 225 mbbls/d. Shell has also announced plans to develop the Bonga South West field which has estimated reserves of 600 mmbbls and the EA field which has estimated reserves of 350 mmbbls and expected plateau production of 170 mbbls/d.

ExxonMobil — ExxonMobil is currently developing the deep-water Erha field which has estimated reserves of 500 mmbbls and expected plateau production of 150 mbbls/d. ExxonMobil is also developing the Yoho field with estimated reserves of 400 mmbbls and expected plateau production of 150 mbbls/d.

Chevron — Chevron is currently developing the deep-water Agbami field which has estimated reserves of 1,000 mmbbls and expected plateau production of 250 mbbls/d.

Total — Total developed the Amenam Kpono field that came on-stream in July 2003 and has expected plateau production of 125 mbbls/d in its first phase. Total has discovered two further fields, Usan and Akpo, with estimated reserves exceeding 500 mmbbls each.

Agip — Agip developed the first deep-water field in Nigeria, the Abo field, that began production in early 2003. Reserves are estimated to be 700 mmbbls and the plateau production is expected to be 300 mbbls/d.

OPEC and Oil Production Quotas in Nigeria

Nigeria has been a member of OPEC since 1971. OPEC has eleven members who collectively supply approximately 40 per cent of the world's oil consumption and account for approximately two-thirds of the world's proved oil reserves. OPEC's member countries are Algeria, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela. OPEC's stated objective is "to co-ordinate and unify petroleum policies among member countries, in order to secure fair and stable prices for petroleum producers; an efficient, economic and regular supply of petroleum to consuming nations; and a fair return on capital to those investing in the industry". At its March 2000 meeting, OPEC established a price band mechanism to respond to changes in world oil market conditions. Since its inception, the informal price band mechanism has been activated only once.

At its most recent meeting, OPEC established new production ceilings and quotas for individual members effective March 16, 2005. Nigeria's quota was set at approximately 2.3 mmbbls/d. NNPC allocates production quotas among oil producers in Nigeria. The allocations are based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government to reflect good oil field production practices. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among producers are reduced pro rata.

The Corporation applies for, on a monthly basis, and regularly receives an additional quota for the difference between its production quota and its expected production. At September 30, 2005, Addax Petroleum had a production quota of 65 mbbls/d and an additional production quota of 10 mbbls/d compared to its production of 73 mbbls/d for the same period. The Corporation anticipates increasing its production over the next two years to in excess of 80 mbbls/d. Given the current and anticipated growth of production in Nigeria, there is a risk that quota allocations may force Addax Petroleum to curtail its production in the future. However, except in one instance which was immaterial, the Corporation has not had to reduce its production due to the application of a monthly quota and has succeeded in obtaining an additional quota for the difference between its exportable production and its fixed monthly quota. In the current high oil price environment, Addax Petroleum does not expect that it will be required to reduce its production due to a quota constraint. See "Risk Factors."

Natural Gas

Nigeria's natural gas reserves were estimated by NNPC to be 181 tcf in 2004, making Nigeria the country with the eighth largest natural gas reserves in the world. To date, exploration and development activities in Nigeria have not focused on natural gas because of the lack of readily accessible markets. Approximately half of the Nigerian natural gas reserves represent associated gas, a co-product of oil production, and the other half non-associated gas. Currently, natural gas development legislation in Nigeria relates mainly to the development of associated gas. In late 2005 or 2006, the Nigerian government plans to pass new gas legislation that will address the development of non-associated gas.

Nigerian natural gas production is inferred from various industry sources to have been approximately five bcf/d in 2004, of which an aggregate of approximately 40 per cent was sold as LNG and natural gas liquids into international markets and as natural gas for use in power generation in Nigeria. Of the remaining gas production, the majority was flared and the rest was used in oil field operations.

The Nigerian government has announced its objective to increase natural gas revenue sales to match oil revenues by 2010. To achieve this objective, the government has announced its intention to facilitate gas export-oriented projects and increase domestic gas consumption. The Nigerian government has also announced what is commonly referred to as the "Flares Down by 2008" policy which is intended to encourage oil companies to develop natural gas projects in order to eliminate the flaring of associated natural gas by 2008. Although NNPC does not yet have a legislative mandate to eliminate natural gas flaring by 2008, it is strongly indicating to operators that this will be a requirement. The oil producers in Nigeria are making concerted efforts to eliminate flaring although full compliance may not be practically possible by 2008. By 2010, gas production is forecast to increase to 10 bcf/d of which 8 bcf/d (currently 1.3 bcf/d) will be exported as LNG and 2 bcf/d will be used to meet domestic demand, predominantly for power generation (currently 1 bcf/d).

The most significant natural gas project to date in Nigeria has been the construction of a liquefaction plant in 1999 at Bonny Island by Nigeria LNG Ltd. This company is owned by NNPC (49 per cent), Shell (25.6 per cent), Total (15 per cent) and Agip (10.4 per cent). Presently the plant has three LNG trains with capacity to export 8.7 million tonnes of liquefied natural gas per year consuming 1.3 bcf/d. Two additional trains are planned to be added to the plant to increase its capacity to 16.7 million tonnes per year by 2006 consuming 2.5 bcf/d and further LNG trains may be added thereafter. LNG from the plant is exported to customers in France, Italy, Portugal, Spain, Turkey and the United States.

To meet the projected increase in gas exports, a number of gas export projects are planned including GTL projects, other LNG projects and export pipelines. A GTL project proposed by Chevron is expected to produce 35 mbbls/d of petroleum products and consume 0.35 bcf/d of gas. Other LNG projects have been proposed including conventional LNG projects at Brass River, led by ConocoPhillips and Agip, and at Escravos, led by Chevron, and two floating LNG facilities located on deep-water discoveries operated by ExxonMobil and Statoil. Export pipeline projects include the West Africa Gas Pipeline project with a consortium of international oil and gas companies (including Shell) led by Chevron, to export natural gas from Escravos to Ghana, Togo and Benin for power generation. Initially, this project will consume 0.14 bcf/d but consumption is expected to increase to 0.45 bcf/d. This project will also increase the capacity of the existing Escravos to Lagos pipeline from 0.3 bcf/d to 1.0 bcf/d. Of the planned projects, the Chevron GTL project at Escravos in western Nigeria is progressing and the other LNG projects are expected to be announced.

A major program is underway in Nigeria to expand gas-fired power generation capacity to meet the projected increase in domestic gas consumption. Major oil companies are anticipated to play an important role in constructing joint venture independent power plants. In connection with the expansion of the country's electrical power generation capacity, the Nigerian government has announced that it is restructuring the electricity sector in anticipation of privatizing the industry later in the decade. The Corporation is presently in discussions with NNPC to provide gas for power generation from OML123.

In addition to promoting gas consumption and domestic power generation, the Nigerian government is promoting the production and consumption of LPG. Compared to its West African neighbours, Nigeria consumes little LPG, most of which is imported. The Nigerian government is stimulating demand by removing import duties and has also begun a program to reactivate under-utilized LPG depots throughout the country to improve the distribution of LPG. The Corporation is presently considering investing in an LPG plant at its OML124 onshore property.

Legal Regime for the Petroleum Industry

The petroleum industry in Nigeria is governed by the *Petroleum Act*. Under the *Petroleum Act*, the ownership and control of oil and gas in Nigeria (including under its territorial waters and continental shelf) is vested in the Nigerian government. The Department of Petroleum Resources, in collaboration with other government agencies such as NNPC and the Ministry of the Environment, has the responsibility for enforcing the *Petroleum Act* and the related legislation and regulations governing the petroleum industry in Nigeria.

The Department of Petroleum Resources has wide regulatory powers which include issuing Oil Prospecting Licenses and Oil Mining Leases under the *Petroleum Act*, the approval of field development plans, the setting of production levels, the monitoring of industry work programs, the administration of fiscal incentives and the monitoring of oil production and exports. NNPC is the state owned petroleum company that holds the Nigerian government's equity shares in joint ventures and enters into Production Sharing Contracts with foreign oil companies on behalf of the Nigerian government.

An Oil Prospecting License gives the licensee the exclusive right to explore for petroleum in a specified area. An Oil Mining Lease gives the lessee the exclusive right to produce petroleum from a specified area. Under the *Petroleum Act*, an Oil Prospecting License may be converted into an Oil Mining Lease when the Nigerian government is satisfied that the license is capable of producing at least 10 mbbls/d of crude oil. In practice, however, the Nigerian government generally allows production from areas covered by an Oil Prospecting License pending conversion to an Oil Mining Lease. The *Petroleum Act* provides for the relinquishment of certain areas within Oil Prospecting Licenses on their conversion to Oil Mining Leases, and within Oil Mining Leases ten years after the granting of such leases. Under the *Petroleum Act*, relinquishment is

subject to ministerial approval and may be subject to additional conditions as set forth in the applicable Production Sharing Contract. The Production Sharing Contract for OPL90 and OPL225 also requires Addax Petroleum to relinquish part of the license area to be agreed between Addax Petroleum and NNPC.

Oil Prospecting License licensees are required to conduct hazard and operability studies prior to implementing facilities design and construction or major modification projects. The licensee is also required to conduct an environmental impact assessment prior to commencing operations, in addition to the environmental impact assessment required for such specific activities as seismic survey, drilling campaign and installation of facilities and pipelines.

Contractual Framework

Most oil exploration and production activities in Nigeria are carried out under joint ventures or Production Sharing Contracts. All of Addax Petroleum's current production is under Production Sharing Contracts.

Under a joint venture, one or more oil companies enter into a joint operating agreement with NNPC whereby the oil companies and NNPC agree to jointly explore for, develop and produce petroleum pursuant to the terms of an Oil Prospecting License or Oil Mining Lease jointly held by them. Each partner in the joint venture contributes to the costs of exploration, development and production and shares the benefits or losses of the operations in accordance with its proportionate equity interest in the joint venture. Joint ventures currently account for the majority of Nigeria's total crude oil production.

The Nigerian government has more recently moved toward Production Sharing Contract arrangements, particularly with respect to oil exploration, development and production in Nigeria's deep offshore acreage. NNPC is the holder of the Oil Prospecting License or the Oil Mining Lease and one or more oil companies enter into a Production Sharing Contract with NNPC under which they agree to carry out oil exploration, development and production activities as a contractor on NNPC's behalf at the oil company's risk and expense in return for a share of production.

In 2003, the Nigerian government considered alternatives to increase the participation of indigenous or locally owned companies in oil exploration and production. The Marginal Field Development Program is a significant part of this initiative. Marginal fields are defined by guidelines issued by the Nigerian government in July 2001 as being any field that has reserves booked and reported annually to the Nigerian government and has remained unproduced for more than ten years. Marginal fields are subject to compulsory farmouts to indigenous companies under a competitive bid process. There have been a series of acreage awards under this program, the most recent being in April 2003, when 31 indigenous oil companies were awarded acreage covering marginal fields that the international oil and gas companies had chosen not to develop. These indigenous oil companies have been encouraged to enter into agreements with international oil and gas companies for assistance with financing and technical support; however, non-Nigerian companies are not permitted to hold more than a 40 per cent equity interest.

Geological Description

The Niger Delta Basin is Africa's largest and most prolific oil producing basin. It is also one of the world's largest delta systems of Tertiary age and covers an area greater than 75,000 km^2. Geologically, it is similar to the Mississippi Delta complex of the United States Gulf Coast, in that it has been fed by major river systems that have deposited a thick layer of sediment in a prograding delta system.

Three main lithologic formations are recognized in the basin: Benin, Agbada and Akata. These formations are usually further divided by each operator for each field. The reservoir sands in the Agbada formation are of good quality, often with Darcy permeabilities. The accumulations consist of primarily sweet, mainly light to medium oil (31° to 41° API) as oil rims with associated gas caps, and secondly, of heavy (less than 25° API) oil rims and unassociated gas. Producing oil rims are relatively thin (10 to 20 m, occasionally extending to 30 m). Most reservoirs are normally pressured with generally strong aquifer support.

Nigeria Properties

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and is pursuing a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123) through the Oriental Joint Venture Agreement entered into in September 2005. OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum expects to conduct operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $161 million in the fourth quarter of 2005 and $772 million in 2006, including budgeted capital expenditures on the Okwok Property but excluding expenditures in the JDZ.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. As at September 30, 2005, NSAI reports gross contingent gas resources on Addax Petroleum's Nigeria properties to be 1.25 tcf. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria. See "Properties and New Ventures — Nigeria Country Discussion — Petroleum Industry — Natural Gas".

Nigeria Properties[(1)]


BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
NIGER
CHAD
BENIN
Abuja
CAMEROON
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first nine months of 2005, OML123 produced an average of 46.0 mbbls/d of oil from 52 wells with an average water cut of 35 per cent. Oil gravity ranges between 19° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OML123 to be 71.4 mmbbls and gross proved plus probable reserves to be 144.9 mmbbls. The Corporation expects production from OML123 to be approximately 48 mbbls/d in 2006.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains eight producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo and Ukpam) and one undeveloped oil field (Adanga North). There are also six unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West, Ebughu NE-A and Kita North), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006.

OML123



ELF - OML101
SHELL - OML14
OML123
MONIPULO - OML114
INAGHA
KITA NORTH
KITA MARINE
NORTH ORON
ORON WEST
ORON
NIGERIA-CAMEROON BORDER
AKAM
UKPAM
ADANGA NORTH
ADANGA EAST
ADANGA WEST
ADANGA
EBUGHU NE-A
EXXONMOBIL - OML67
EBUGHU & EXTENSIONS
BOGI
MIMBO
Producing Oil Field
Commercial Oil Discovery
Unappraised Oil Discovery
Undeveloped Gas Field
Prospect
Near Field Prospect
Area affected by ICJ Ruling
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Number of Wells[1]	Average Oil Production: 9 months ended September 30, 2005	Average Oil Production: 2004	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Probable	Gross Oil Reserves[2][3]: Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Adanga	19	22,720	18,730	23.2	26.6	49.8
Ebughu (and extensions)	22	15,960	12,210	13.6	4.7	18.3
Oron West and North Oron	8	5,420	3,390	25.2	25.4	50.6
Akam	9	960	700	1.4	1.0	2.4
Bogi	2	440	610	0.3	–	0.3
Mimbo	2	360	360	0.7	0.3	1.0
Ukpam	2	110	120	0.2	2.2	2.4
Adanga North	–	–	–	–	11.0	11.0
Kita North	–	–	–	6.9	2.3	9.2
Total	**64**	**45,970**	**36,120**	**71.4**	**73.5**	**144.9**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005, as reported in the Reserve Report under "Forecast Prices and Costs Case".

(3) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. In order to maximize production capacity and improve cost efficiency, the Corporation intends to replace the Knock Taggart with the Knock Adoon FPSO in 2006. The Knock Adoon will have a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and will incorporate an off-loading buoy terminal to better facilitate offloading during periods with strong currents. The Knock Adoon will be under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has entered into an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO. For the first nine months of 2005, crude oil liftings totaled 12.6 mmbbls for Addax Petroleum and NNPC and 4.3 mmbbls for the OML114 Parties.


Export Gas Pipeline to Calabar
AKPP
ORW/NOR
TPU
ADPP
ADRP1
ADSW
EBPP
EBNE
MPP
TMMP
CALM
Existing Facilities in 2005
Planned Facilities in 2006 - 2007
Area affected by ICJ Ruling
Production Platform
Well Clusters
Free Standing Conductor
Wellhead Platform
Flow Line

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 140 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2007. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to a central gas processing unit comprised of gas processing and compression facilities and a gas delivery pipeline to the town of Calabar. The central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC. See "Properties and New Ventures — Nigeria Properties — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first nine months of 2005, Adanga produced an average of 22.7 mbbls/d of oil from 15 wells with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.2 mmbbls and gross proved plus probable reserves to be 49.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. The Corporation is producing from seven stacked "P" sand reservoirs of Miocene age at depths between 5,000 and 7,600 ftss, but most of the production comes from two reservoirs between 5,900 and 6,200 ftss which contain 90 per cent of the reserves in Adanga.

First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the Knock Adoon. Most of the field's well completions are equipped with gas lift capability. The Corporation expects that 2005 production levels from the Adanga field will be maintained in 2006.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. In the fourth quarter of 2005 and 2006, the Corporation plans to purchase the TPU and refurbish both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first nine months of 2005, Ebughu produced an average of 16.0 mbbls/d of oil from 21 horizontal wells with an average watercut of 46 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at September 30, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 13.6 mmbbls and gross proved plus probable reserves to be 18.3 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Production is from an 18 m thick oil rim in the "AA" horizon of Upper Miocene age at an average depth of 4,500 ftss. Most of the Ebughu field's oil completions are on gas lift.

Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north-eastern extensions subject to the availability of a second drilling rig for OML123 and authorization being granted to locate wells in the Disputed Area. As the drilling program is budgeted to take place in the second half of the year, the Corporation does not anticipate a material production impact from these new wells in 2006.

In 2004, the Corporation constructed and installed two wellhead platforms and two export pipelines to, and one gas lift pipeline from, the TPU in the Adanga field. No further production facilities are planned to be added at Ebughu.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first nine months of 2005, Oron West and North Oron produced an average of 5.4 mbbls/d from eight wells in both fields with an

average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at September 30, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.8 and 9.4 mmbbls, respectively, and gross proved plus probable reserves to be 29.7 and 20.8 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. Production is from two "I" sands of Miocene age at depths between approximately 6,300 ftss in Oron West and at 5,100 ftss in North Oron. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells have been drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In 2006, a second wellhead platform is planned to be installed near the existing platform from which a further four wells are planned in 2006 comprising two horizontal production wells in North Oron and one appraisal and one horizontal production well in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006. The Corporation anticipates production from the Oron West and North Oron fields to increase to approximately 17 mbbls/d during 2006.

Akam

The Akam field was discovered in 1980 and has been producing since 1984. In the first nine months of 2005, Akam produced an average of 1.0 mbbls/d of oil from three deviated wells and one horizontal well with an average watercut of 87 per cent. Oil gravity is 36° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Akam field to be 1.4 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Akam field is located in 15 to 20 m water depth and covers an area of approximately 1,100 acres (4.6 km^2) in the central part of OML123. Production is from four stacked "P" sand reservoirs of Miocene age at depths between 4,300 ftss and 6,200 ftss although most of the current production in the Akam field comes from two reservoirs between 4,800 ftss and 5,500 ftss. Some of the Akam accumulations may extend marginally into the adjacent license to the west held by the ExxonMobil/NNPC joint venture.

The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007. Further drilling plans will be contingent on the outcome of this well.

Bogi

The Bogi field was discovered in 1983 and has been producing since 1988. In the first nine months of 2005, Bogi produced an average of 0.4 mbbls/d of oil from one horizontal well with an average watercut of 42 per cent. Oil gravity is 20° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Bogi field to be 0.3 mmbbls.

The Bogi field is located in water depth of approximately 40 m and covers an area of approximately 150 acres (0.6 km^2) in the southern part of OML123. Production is from a 20 m thick oil rim in the "C-3" reservoir sand of Miocene age at an average depth of 6,950 ftss. The eastern flank of the field straddles the international boundary with Cameroon as defined by the International Court of Justice in October 2002. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". As a result, the Bogi Platform is now located in the Disputed Area. No further drilling activity or significant capital expenditures are planned for this field.

Mimbo

The Mimbo field was discovered in 1984 and has been producing since 1989. In the first nine months of 2005, Mimbo produced an average of 0.4 mbbls/d of oil from one horizontal wells with an average watercut of

32 per cent. Oil gravity is 30° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Mimbo field to be 0.7 mmbbls and gross proved plus probable reserves to be 1.0 mmbbls.

The Mimbo field is located in water depth of approximately 40 m and covers an area of approximately 420 acres (1.7 km^2) in the southern part of OML123. Addax Petroleum is producing from a 30 m thick oil rim in the "C-3' reservoir sand of Miocene age at an average depth of 6,910 ftss. No further drilling activity or other capital expenditures are planned for this field.

Ukpam

The Ukpam field was discovered in 1986 and has been producing since 1989. In the first nine months of 2005, Ukpam produced an average of 0.1 mbbls/d of oil from two wells with an average watercut of 89 per cent. Oil gravity ranges between 38° and 45° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ukpam field to be 0.2 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Ukpam field is located in 10 m water depth and covers an area of approximately 420 acres (1.7 km^2) in the central part of OML123. Addax Petroleum is producing from three stacked reservoirs in the "AC-1", "P-4" and "I" sands of Miocene age at depths between 5,000 ftss and 7,800 ftss. No further drilling activity or other capital expenditures are planned for this field.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. Oil gravity is 19° API. As at September 30, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. Two stacked reservoirs each contain a 18 m thick oil rim with an associated gas cap in good quality sands of Upper Miocene age at depths between 3,300 ftss and 3,650 ftss.

In 2006, the Corporation plans to carry out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test is currently being drilled. If the production test is successful, the field would be developed as a satellite to the Adanga Platform with production expected to start in 2007 at an estimated rate of approximately 12 mbbls/d. The development plans for the field would include the construction of a four km long pipeline to the Adanga Platform.

__Unappraised Discoveries and Exploration__

In addition to the existing fields, there are seven unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East and Kita North oil discoveries drilled in 2005. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at September 30, 2005, NSAI estimates gross proved reserves for Kita North to be 6.9 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal

drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

NSAI reports Addax Petroleum's gross prospective oil resources in OML123 as of September 30, 2005 to be 220 mmbbls (116 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005, comprised of $28 million for drilling and $56 million for facilities, and $383 million in 2006, as discussed below. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

	2006 Budgeted Capital Expenditures			
Field / Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of wells**
	($million)	($million)	($million)	
Infrastructure				
FPSO replacement	–	80	80	–
Gas lift and gas gathering	–	55	55	–
TPU purchase and Adanga Platform and TPU refurbishment	–	17	17	–
General maintenance	–	31	31	–
Subtotal	–	183	183	–
Field Development				
Oron West and North Oron	52	53	105	6
Adanga	55	–	55	5
Ebughu (and extensions)	25	–	25	3
Subtotal	132	53	185	14
Exploration and appraisal	15	–	15	2
Total	147	236	383	16

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $427 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $81 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $81 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. Approximately $55 million of this amount is budgeted to be spent in 2006, with the remainder to be spent in 2007. The balance of the total initial investment of $346 million is related to non-associated gas prodution facilities, gas processing and compression facilities and the delivery pipeline to Calabar and is the responsibility of NNPC. Approximately $264 million of this amount is expected to be spent in the fourth quarter of 2005 and in 2006, with the remainder to be spent in 2007. The Corporation is in discussions with NNPC to clarify the apportionment of the funding responsibility, including a provision whereby the Corporation would carry NNPC's capital investment in exchange for modifications to the OML123/124 PSC, including a temporary increased share of Profit Oil.

Addax Petroleum believes the 220 mmbbls (116 mmbbls risked) of gross prospective oil resources in OML123, as reported by NSAI, provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. For the first nine months of 2005, OML124 produced an average of 3.5 mbbls/d of oil from ten wells with an average watercut of 84 per cent. Oil gravity ranges between 29° API and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at September 30, 2005, NSAI estimates gross proved reserves for OML124 to be 10.0 mmbbls and gross proved plus probable reserves to be 12.6 mmbbls. The Corporation expects production from OML124 to be approximately 4 mbbls/d in 2006.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km²) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $9 million in the fourth quarter of 2005 and $27 million in 2006.

OML124



SHELL - OML39
OPL228
OML124
Oguta Lake
Nj-1
Nj-D1ST
OSSU
SHELL - OML20
IZOMBE
JISIKE
CHEVRON - OML53
OSSU
IZOMBE
JISIKE
EBOCHA STATION
0
5
Km
Producing Oil Field
Prospect
N

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Number of Wells[1]	Average Oil Production: 9 Months Ended September 30, 2005	Average Oil Production: 2004	Gross Oil Reserves[2]: Proved	Gross Oil Reserves[2]: Probable	Gross Oil Reserves[2]: Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Izombe	7	1,810	2,160	5.6	2.0	7.6
Ossu	6	1,700	1,650	4.4	0.6	5.0
Total	**13**	**3,510**	**3,810**	**10.0**	**2.6**	**12.6**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility. The Corporation has completed conceptual design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, approximately 75 t/d of butane and approximately 1 mbbls/d of natural gasoline and approximately 35 mmcf/d of residue lean gas. The Corporation expects that the natural gasoline would be blended with oil at the Izombe Flow Station for export. Butane and some blended propane would be marketed locally. Subject to access to appropriate export facilities, butane and propane may be exported and the residue lean gas would be used for local power generation, as LNG feed stock or re-injected into the Izombe and Ossu fields. See "Properties and New Ventures — Nigeria Properties — OML124 — Budgeted Capital Expenditures".

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first nine months of 2005, Izombe produced an average of 1.8 mbbls/d from six wells with an average watercut of 83 per cent. Oil gravity ranges between 35° and 40° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.6 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 5,300 and 7,400 ftss, but most of the production comes from one reservoir located at approximately 5,400 ftss. Most accumulations extend to the east into the Jisike field operated by Chevron.

In 2006, the Corporation plans to drill an oil production well, a water injection well and to work over an existing oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first nine months of 2005, Ossu produced an average of 1.7 mbbls/d from four wells with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.4 mmbbls and gross proved plus probable reserves to be 5.0 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 4,500 and 8,500 ftss, but most of the production comes from three reservoirs at depths between 4,500 ftss and 6,850 ftss. Some accumulations extend to the west into the adjacent OML20, which is operated by the Shell/NNPC joint venture.

In late 2005, the Corporation plans to start a drilling and well work over program, including drilling one appraisal and two oil production wells, and working over two existing oil production wells in 2006 in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2006, which will be the first exploration well to be drilled by the Corporation in OML124.

NSAI reports Addax Petroleum's gross prospective oil resources in OML124 as of September 30, 2005 to be 32 mmbbls (14 mmbbls risked).

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $9 million for the fourth quarter of 2005 and $27 million for 2006.

In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $94 million of which $60 million would be incurred by Addax Petroleum to supply feed gas and $34 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the LPG plant. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the Corporation would hold the remaining 40 per cent interest. All of the facilities would be constructed and initially operated by Addax Petroleum. The Corporation intends to make a final investment decision regarding the LPG project by the end of the first quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2007. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $58 million is forecasted to be spent by the Corporation in 2006 with the balance of $16 million to be spent in 2007 after the plant is operational. Of the Corporation's capital expenditure, the $60 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth. Production from OPL90 commenced in March 2005 and averaged 20 mbbls/d for the month of October 2005. In the first nine months of 2005, OPL90 produced an average of 12.6 mbbls/d of oil from six wells with no watercut. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OPL90 to be 27.9 mmbbls and gross proved plus probable reserves to be 43.7 mmbbls. As at September 30, 2005,

OPL225 had no reserves or production. The Corporation expects production from OPL90 and OPL225 to be approximately 33 mbbls/d in 2006.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains one producing oil field (Okwori), four undeveloped oil discoveries, one of which (Nda) is currently producing from an extended well test and will be developed in 2006, and four exploration prospects. OPL225 has been surveyed principally by 2D seismic and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Addax Petroleum plans to acquire a 800 km^2 3D seismic survey across this southern area of OPL225 at the end of 2005. Total capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006.

OPL90 and OPL225 Properties


SHELL - OML77
OPEN ACREAGE
OPL225
SHELL - OML74
SHELL - OML72
OPL90
ENI - OML116
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OF-1
AS-1
OD-1
TO-1
UG-1
AO-1
SH-1
UD-1
ASH-1
SH-2
NK-1
NK-A
OKWORI
NDA
NW-1
TOTAL - OPL221
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225. Production from the Okwori field in OPL90 started in March 2005. Production from the Nda field in OPL90 is from an extended well test following which a full field development is planned to take place.

		Average Oil Production		Gross Oil Reserves[1]		
Field	**Number of Wells**	**October 2005**	**9 Months Ended September 30, 2005**	**Proved**	**Probable**	**Proved Plus Probable**
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	5	16,360	10,080	20.7	12.8	33.5
Nda	1	3,590	2,530	7.2	3.0	10.2
Total	**6**	**19,950**	**12,610**	**27.9**	**15.8**	**43.7**

Note:

(1) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. One such discovery, the Nda field, has been producing to the OPL90 production facilities under an extended well test since March 2005 and is awaiting full field development. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

OPL90 Production Facilities


OK-12
OK-11
N
OK-13
OK-14
ND-3, 4, 5, 6
OK-7
OK-8
OK-10
ND-2
ND-1
OK-9
OPL90
FPSO
Existing Facilities in 2005
Planned Facilities in 2006

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. Construction of the gas gathering pipeline is expected to take place in 2006 or 2007. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — OPL90 and OPL225 — Budgeted Capital Expenditures".

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Field development planning was commenced by Ashland at that time, but was suspended when Ashland's Production Sharing Contracts were terminated by a settlement agreement with the Nigerian government in 1998. See "Addax Petroleum — Corporate History".

Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the month of October 2005, the Okwori field produced an average of 16.4 mbbls/d of oil from five wells with an average watercut of 3 per cent. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Okwori field to be 20.7 mmbbls and gross proved plus probable reserves to be 33.5 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. The field development plan envisages production from seven stacked reservoirs in the sands of Plio-Miocene age at depths between 5,100 and 9,300 ftss, but the majority of the production is expected to come from two reservoirs (7,000 to 9,300 ftss). The stacked reservoir configuration of the field requires that production wells be selectively completed, choosing the optimum oil zones to be produced.

As of the end of October 2005, six production wells have been successfully drilled on the Okwori field of which five have been placed on production and the sixth is awaiting tie-in to the OPL90 FPSO. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur. At the end of October 2005, the sand screen in one well had failed and is anticipated to fail shortly in a second well. Remedial treatment of these wells is planned in late 2005 and/or early 2006. The Corporation plans to drill two more development wells to complete the field development plan and is reviewing the methodology for control of sand production. The Corporation plans to complete the Okwori field development drilling program in 2006 and production is expected to average approximately 25 mbbls/d in 2006.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. The Nda field is currently producing by means of an extended well test on the first Nda well ("**Nda-1**") which averaged 3,280 bbls/d in December 2005. The Nda-1 well encountered three oil bearing reservoirs, having gross oil intervals of 19, 31 and 8 m respectively bounded in each instance by individual oil-water contacts. The well is tied back to the OPL90 FPSO and had produced a total of 0.7 mmbbls at September 30, 2005. As at September 30, 2005, based on the Nda-1 well results, NSAI estimated gross proved reserves for the Nda field to be 7.2 mmbbls, gross proved plus probable reserves to be 10.2 mmbbls and gross proved plus probable plus possible reserves to be 19.6 mmbbls.

In December 2005, Addax Petroleum drilled the second well in the Nda field ("**Nda-2**"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. The drilling results from the Nda-2 well now demonstrate gross oil column heights in these reservoirs of 62, 73 and 61 m respectively which are in excess of management's expectations prior to drilling the well. Addax Petroleum expects that the December 2005 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the Reserve Report and therefore are not reflected in the Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The field will be producing from three stacked reservoirs in the sands of Plio-Miocene age at depths between 6,700 and 8,150 ftss.

The Corporation has finalized a development plan for the Nda field, which has been submitted to the Nigerian government. The field development plan comprises drilling four horizontal wells during 2006,

Okwok Property


EXXONMOBIL - OML67
OML123
Producing Oil Field
Unappraised Oil Discovery
Prospect
Area affected by ICJ Ruling
N
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property. The farm-in agreement between Oriental Energy and ExxonMobil is yet to be concluded.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation has agreed to acquire a 40 per cent interest in the Okwok Property. The Oriental Joint Venture Agreement will become effective once the farm-in agreement between Oriental Energy and ExxonMobil is signed by the two parties and government approval is received. Pursuant to the Oriental Joint

Venture Agreement, Addax Petroleum will make a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date from the Okwok Property. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.

Production Facilities

Addax Petroleum believes that there will be significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

The two main reservoirs are interpreted to be part of the Agbada formation and are of Pliocene age. Reservoir depths vary between 2,750 and 4,000 ftss. Due to the shallow nature of the reservoir, the oil is assumed to have a density of around 20° API. This is supported by a sample taken from an offset well, drilled 10 km to the east of the Okwok Property, which recovered 23° API oil from an interval which correlates with one of the two main zones in the Okwok Property.

Budgeted Capital Expenditures

The development of the Okwok Property is expected to commence in 2006 and the Corporation's capital expenditures are budgeted to be $72 million in 2006, including the farm-in fee of $35 million payable by Addax Petroleum to Oriental Energy contingent on the Oriental Joint Venture Agreement becoming effective. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property in early 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements. See "Interest of AOG in Material Transactions".

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend. The first sale of Okwori Blend took place in June 2005 and to date there have been seven liftings in total. Marketing knowledge of the Okwori Blend is at an early stage. Going forward the Corporation anticipates that the Okwori Blend will sell at a premium relative to the Brent Crude price.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)(1)

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend(2)	12.6	13.0	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend(2)	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)(1)				
Antan Blend(2)	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2), including the Bogi Platform. The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to

be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that the formal grant of OML123 and OML124 supercedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Nigeria New Ventures

Overview

Addax Petroleum established a dedicated new ventures team in Nigeria in 2004. This team has made a number of bids and approaches for assets in Nigeria and has recently been successful in organizing and negotiating the Okwok Property transaction and is leading the discussions on the JDZ Block 4 opportunity. The Corporation targets Nigeria new ventures opportunities from three principal sources: (i) new bid rounds, (ii) farm-ins with indigenous Nigerian oil companies and (iii) farm-ins with major international oil and gas companies.

New Bid Rounds

Addax Petroleum participated in the most recent Nigerian bid round that was held in mid 2005 and intends to participate in future bid rounds when they occur. In this most recent bid round, Addax Petroleum finished second in the bidding for two assets and third for another. If the winning bidders do not provide evidence of their financial capability to pay for the signing bonus, Addax Petroleum will likely be invited to take the original position for which it bid but finished second. These assets are OPL135 and OPL280, both of which are onshore blocks close to OML124.

Farm-in to Properties held by Indigenous Nigerian Oil Companies

Indigenous oil companies have gained rights to a number of blocks under the Nigerian government's Marginal Field Development Program, with the 2003 bid round providing rights to a number of new indigenous oil companies. Often such companies seek partners to provide capital and technology needed to develop the properties. Addax Petroleum's Nigeria new ventures team has discussed and continues to discuss a number of these farm-in opportunities with such indigenous oil companies. It is likely that additional blocks will be made available to indigenous oil companies through relinquishment by existing operators and this could provide additional opportunities for the Corporation in Nigeria.

Farm-in or Acquire Properties held by Major International Oil and Gas Companies

The major international oil and gas companies that operate in Nigeria such as Shell, ExxonMobil, Chevron, Total and Agip, through joint ventures with NNPC, hold rights to significant acreage in the country, much of which is unexplored or not fully developed. Opportunities to farm-in or acquire properties in onshore or in shallow water regions are becoming increasingly available as major international oil and gas companies shift their focus to deep-water areas. Addax Petroleum's Nigeria new ventures team has had discussions with most of these major international oil and gas companies and has expressed an interest in taking over their acreage if acceptable terms can be negotiated.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote-Energy Equity Resources (nine per cent). A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko Petroleum (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2). In addition to the Block 4 Property, the Corporation is in preliminary discussions with some of the successful bidders on other blocks with a view to farming-in to one or more of these blocks.

Joint Development Zone


LAGOS
BENIN CITY
OML124
WARRI
EBOCHA STATION
OWERRI
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
OPL90
OKWORI TERMINAL
OPL225
0
100
Km
N
BLOCK 4
JDZ
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Geological Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a

succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

Block 4 Property

Overview

The Block 4 Property is located in the northern end of the JDZ, approximately 170 km south of the Nigerian coastline and approximately 300 km north of the city of Sao Tome. Block 4 covers an area of 211,700 acres (857 km^2) in water depths ranging from approximately 1,800 m to 2,200 m.

Block 4 Property


Chevron - Block 1
Block 2
Block 4
4A
Block 3
Block 5
4-3-1
4C
Block 6
0
10
Km
Block 7
Block 8
Lead

JDZ Agreements

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In late October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. ERHC Energy entered into a memorandum of understanding with Addax Petroleum in October 2005 pursuant to which Addax Petroleum replaced Noble Energy JDZ as operator for the consortium. In November 2005, Addax Petroleum entered into a participation agreement with ERHC Energy under which it anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property in return for a payment of up to $18 million and a full carry in respect of ERHC Energy's retained interest. Addax Petroleum would also be required to pay a signature bonus of up to $23.4 million to the Joint Development Authority. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. A joint operating agreement and

Production Sharing Contract would also have to be negotiated with the other participating parties and, in the case of the Production Sharing Contract, the Joint Development Authority before Block 4 is awarded.

Cameroon

Overview

Cameroon covers a total area of 475,440 km^2 and is approximately half the size of its western neighbour Nigeria.

Government

Cameroon was formed from a French administered UN trusteeship. In 1961, part of British Cameroon merged with the recently formed independent Cameroon. Cameroon is a republic with a multiparty presidential regime. Opposition parties were legalized in 1990. The current President, Paul Biya, has been in office since 1982 and was last elected with 71 per cent of the vote during the elections held in October 2004. The President is elected by popular vote for a seven-year term. The next elections are due in October 2011. Cameroon has a National Assembly with 180 seats, whose members are elected by direct popular vote to serve five-year terms, though the President can either lengthen or shorten the term of the legislature. The most recent National Assembly elections were held in June 2002.

International Relations

Cameroon is a member of the United Nations, Organization of African Unity, the Commonwealth of Nations and the Monetary and Economic Community of Central Africa. In 2002, the International Court of Justice ruled in favour of Cameroon on the long disputed Cameroon — Nigeria land and maritime boundary. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Petroleum Industry

Petroleum exploration activity in Cameroon began in the 1950s and concentrated on the Douala Basin in the south of the country where several oil and gas discoveries were made. In the 1970s, activity switched to the Rio del Rey Basin in the west of the country which now accounts for most of Cameroon's current oil production. The Rio del Rey Basin is the eastern extension of the Niger Delta and all of its oil is produced from the Agbada formation.

Oil production in Cameroon began in 1977 and increased to approximately 170 mbbls/d in 1986 before slowly declining to approximately 62 mbbls/d in 2004. In comparison with its neighbours, oil exploration in Cameroon has been modest and is limited by its lack of access to deep-water offshore acreage given its geographical location. However, there has been renewed activity in recent years with the development of new fields. The major oil producers in Cameroon are Shell and Total.

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Cameroonian government has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

To date, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. See "Properties and New Ventures — Nigeria

Country Discussion — International Relations". The Ngosso Property itself is not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property. As the power transfer process is not complete, the Corporation intends to limit its seismic acquisition activities to the offshore with a minor impact on the coverage. The Corporation plans to acquire two 3D seismic surveys in the western and in the south eastern sectors of the Ngosso Property between December 2005 and April 2006.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km²). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage.

Ngosso Property



Sandy Gas - TOTAL E&P
PH59c
OLHP-11
NGOSSO PERMIT
NGM-1
NRM-1
NRM-2
Narendi
NW-1
Nawumse
BBM-1
BBM-2
PH57
ODM-1
ODM-3
AYM-1
BSM-1
ODM-2
ONM-1
MLM-1
OOM-1
OOM-3D
OOM-2
PH48c
TOTAL E&P-PH60d
OEM-1
Bravo Assoma - TOTAL E&P
KM-1
0
5
Km
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas
PECTEN-PH59b
Bakassi TOTAL E&P
N

The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years. The Corporation intends to evaluate discovered and potential oil and gas accumulations and, if commercial, develop them using proven technology including 3D seismic and horizontal drilling.

The Corporation has carried out a detailed prospectivity evaluation of the acreage based on existing 2D seismic and well data. Two petroleum plays have been penetrated by wells indicating the presence of good quality sand reservoirs. Both plays are characterized by gas and oil discoveries (oil API gravities ranging between 20° to 24° in the shallow play and 40° to 45° in the deep play) and contain a number of remaining leads.

NSAI reports Addax Petroleum's gross prospective oil resources in the Ngosso Property, as at September 30, 2005, to be 28 mmbbls (19 mmbbls risked).

The Corporation's capital expenditures for Ngosso are budgeted to be $2 million for the fourth quarter of 2005 for seismic surveys of 170 km^2 and $16 million in 2006 which includes $10 million for seismic surveys of 120 km^2 and $6 million for drilling two exploration wells.

Gabon

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and substantial oil and mineral reserves.

Government

Gabon is a republic which gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s, though President Omar Bongo has been in power since 1967. The President is elected by popular vote for a seven-year term. The Parliament is comprised of the Senate and the National Assembly. The next elections for the National Assembly are scheduled for 2006. The most recent presidential election was held in November 2005 and Senate elections were held in early 2004.

International Relations

Gabon is a member of the United Nations, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Monetary and Economic Community of Central Africa to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production first peaked in 1975 at approximately 220 mbbls/d and then reached a new high of approximately 360 mbbls/d in 1996 after a period of decline. Current oil production is approximately 235 mbbls/d, the majority of which is produced by Shell and Total.

Kiarsseny Property

On January 27, 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property.


KIARSSENY PERMIT
N
Iguega
GLK
Equata
Libreville
Unappraised Oil Discovery
Prospect
Lead
Land Areas
0
25
Km

The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API. NSAI reports Addax Petroleum's gross prospective oil resources in the Kiarsseny Property as at September 30, 2005, to be 11.0 mmbbls (10.0 mmbbls risked).

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned.

The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny are budgeted to be $4 million for the fourth quarter of 2005 and $6 million in 2006 for drilling one exploration well.

Other West Africa New Ventures

Along with the Corporation's properties in Cameroon and Gabon, Addax Petroleum is looking to expand further its activities in the West African Gulf of Guinea region. Additional countries in this target zone include Angola, Equatorial Guinea, Congo and Côte d'Ivoire. Addax Petroleum has made and is continuing to make efforts to gain a position in these countries for the following principal reasons:

- the Gulf of Guinea is a prolific basin with significant opportunities ranging from the onshore, through shallow offshore to deeper water;
- many geological plays are similar to those that the Corporation successfully operates and produces in Nigeria using horizontal drilling and other techniques that can be employed in these other regions; and
- AOG has been involved in trading activities throughout the region and has developed good contacts and a good reputation for its activities.

Addax Petroleum has made efforts to enter into properties in this region in the past primarily through direct negotiations with international companies who hold properties and, to a lesser extent, through direct negotiations with governments. While there are no transactions currently at an advanced stage of negotiations in the region, the Corporation intends to increase its staffing in order to redouble its effort in this regard.

North Africa New Ventures

Addax Petroleum is pursuing opportunities in North Africa, including the countries of Algeria, Libya and Egypt, as a core investment area for the following reasons:

- the presence of proven prolific hydrocarbon basins ranging from Tertiary/Mesozoic (Gulf of Suez, Western Desert, Sirte) to Palaeozoic (Ghadames, Murzuk and a number of basins in Algeria);
- the region's unique strategic position in respect to oil and gas export to major North American and European markets; and
- the relative stability of the political systems in these countries.

Consequently, Addax Petroleum has made, and continues to make, considerable efforts to gain a position in these North African countries. Addax Petroleum has passed the stringent pre-qualification processes and is recognized as a potential operator in Libya and Algeria. The Corporation is currently evaluating several farm-in opportunities and has participated in various bid rounds in several countries. Addax Petroleum has not yet been successful in any of the bid rounds in which it has participated.

Middle East New Ventures

Kurdistan Region of Iraq

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The field area of Taq Taq is approximately 680 km^2.

Under the farm-in agreement with Genel Enerji A.S., Addax Petroleum is committed to expenditures in respect of the Taq Taq field initially of $30 million and, conditionally, another $50 million should it acquire any interest in any Production Sharing Contract in respect of the Taq Taq field.

Central and Southern Iraq

Apart from its activities in the Kurdistan Region, Addax Petroleum is currently positioning itself to obtain oil rights in the central and southern parts of Iraq, once the legal framework has been established and the security situation allows the Corporation to work efficiently and safely in the area. To this end, Addax Petroleum intends to enter into a collaboration agreement with the Ministry of Oil of the central Iraqi government to conduct field studies and train Iraqi oil and gas professionals.

Addax Petroleum believes that the future of the Iraqi oil industry will benefit from building-up a strong local, privately owned, industry and is therefore providing financial support to Nawras Oil Services Ltd., an Iraqi registered company that employs a number of former Iraqi Ministry of Oil executives. Nawras Oil Services Ltd. maintains relationships with the Ministry of Oil and is currently representing Addax Petroleum in Baghdad.

Iran

Addax Petroleum has entered into a study agreement with the National Iranian Oil Company. Under this agreement, Addax Petroleum, together with representatives of the National Iranian Oil Company, will study two undeveloped fields located offshore Iran. The study is expected to be completed within the next 12 months. Neither the activities under the study agreement nor any future activities based in Iran will be financed with the proceeds of this offering. All such Iranian activities will be financed with funds from other sources.

FISCAL TERMS

Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's proposed interest in the Okwok Property is governed by a Production Sharing Contract and will be subject to the terms of the Oriental Joint Venture Agreement and, once implemented, the Nigerian Marginal Field Terms. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil

3. Tax Oil

4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs



Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
Addax Petroleum
NNPC

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices. For purposes of illustration, the tables below show the proportions of production designated as Royalty Oil, Cost Oil, Tax Oil and Profit Oil under the Production Sharing Contracts for OML123 and OML124 and OPL90 and OPL225 for the nine months ended September 30, 2005. Please refer to Note 9 to the Consolidated Financial Statements of Addax Petroleum N.V. for additional information.

OML123/124 PSC — Allocation of Oil Production for the 9 months ended September 30, 2005

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	50.80	–	–	100
Royalty Oil and other levies[2]	4.94	4.94	–	10
Cost Oil	14.33	–	14.33	28
Tax Oil	18.38	18.38	–	36
Profit Oil	13.15	4.23	8.92	26

OPL90/225 PSC — Allocation of Oil Production for the 9 months ended September 30, 2005[3]

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	60.60	–	–	100
Royalty Oil and other levies[2]	4.80	4.80	–	8
Cost Oil	53.31	–	53.31	88
Tax Oil	2.49	2.49	–	4
Profit Oil	–	–	–	–

Notes:

(1) The tax accounts and the financial accounts use different revenue recognition methods.

(2) Other levies include the NDDC levy and education tax.

(3) Production from OPL90 began in March 2005. There was no production from OPL225 in 2005.

The calculation of the different categories of oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbls/d)					
Water Depth	<2,000	2,000-5,000	5,000-10,000	10,000-15,000	15,000-25,000	>25,000
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at September 30, 2005, the Cost Oil balances, including capital depreciation carried forward to future years, were as set out in the following table.

	Cost Oil Balances					
	2005	2006	2007	2008	2009	2010
			($million)			
OML123/124 PSC	40.5	37.8	29.0	16.4	5.2	–
OPL90/225 PSC[(1)]	67.4	67.4	67.4	67.4	64.0	–

Note:

(1) Includes $10.2 million of expenditure by previous contractor.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. This currently applies to the OPL90/225 PSC. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

Due to the capital expenditure on the OPL90/225 PSC, there are unutilized capital investment allowances of $120.6 million as of September 30, 2005. There are no unutilized capital investment allowances for the OML123/124 PSC.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum's average production from the OML123/124 PSC exceeded 50 mbbls/d for the year 2005. Addax Petroleum estimates that its maximum exposure to the tax inversion penalty is $6.5 million for 2005.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	30	70
≥40 and <75	45	55
≥75 and <100	55	45
≥100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	20	80
≥40 and <75	35	65
≥75 and <100	45	55
≥100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued

based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend. The Okwori Blend is being jointly marketed by Addax Petroleum and NNPC for the first six months or 10 liftings, whichever is longer, commencing June 2005. After this joint marketing period, NNPC will calculate and issue an Official Selling Price on a monthly basis for the Okwori Blend "Realizable Price".

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

<2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Cameroon

Addax Petroleum has a 60 per cent interest in, and operates, the Ngosso Concession. Tullow Oil holds the remaining 40 per cent interest. The Government of Cameroon has the right to participate as a joint venturer in any development in the Ngosso Property with a participating interest of up to 25 per cent. Should the Government of Cameroon choose to participate in development of the Ngosso Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil or gas fields within the contract area, production will be subject to royalties and taxes. Royalties vary with annual average production and are calculated on an incremental sliding scale basis as follows.

Annual Production Per Contract Area (mboe/d)	Rate (%)
≤5	2.5
>5 and ≤10	5.0
>10 and ≤20	10.0
>20	12.5

A corporate income tax rate of 40 per cent applies to profits in excess of operating costs and capital expenditures.

There is an additional petroleum duty of 12.5 per cent payable in case the "R" Factor (ratio of cumulative net revenues/cumulative investments) reaches more than 1.5. The additional petroleum duty will be increased to 20 per cent in case "R" is greater than 2.5.

The Ngosso Concession also contains provisions for signature and production bonuses and training fees for Cameroonian nationals.

Gabon

Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Production Sharing Contract. Tullow Oil holds a 47.5 per cent interest and Sonangol E.P. holds the remaining 10 per cent interest. The Government of Gabon has the right to participate as a partner in any development under the Kiarsseny Production Sharing Contract with a participating interest of five per cent. Should the Government of Gabon choose to participate in development of the Kiarsseny Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil fields, the Kiarsseny Production Sharing Contract divides production into Royalty Oil, Cost Oil and Profit Oil. Addax Petroleum and the other Kiarsseny Production Sharing Contract parties will be entitled to lift the Cost Oil and a share of Profit Oil.

Royalty Oil will be calculated on a monthly basis per production area. The rates vary with water depth and production levels on an incremental sliding scale basis as follows.

Royalty Oil Rates

Water Depth (m)	Monthly Average Production (mboe/d)	Rate (%)
<100	≤10	2.0
	>10 and ≤15	3.0
	>15 and ≤20	5.0
	>20 and ≤30	7.5
	>30	10.0
≥100	≤15	2.0
	>15 and ≤25	3.0
	>25 and ≤35	5.0
	>35 and ≤55	7.5
	>55	10.0

After the deduction of Royalty Oil, up to 75 per cent of remaining production will be used to recover all costs for exploration, development and production activities under the Kiarsseny Production Sharing Contract.

Oil remaining after the deduction of Royalty Oil and Cost Oil is Profit Oil. Profit Oil will be shared between the Government of Gabon and the Kiarsseny Production Sharing Contract parties based upon monthly production and water depth according to an incremental sliding scale as follows.

Profit Oil Sharing

Water Depth (m)	Monthly Average Production (mboe/d)	State Share (%)	Contractor Share (%)
<100	≤15	50	50
	>15 and ≤30	52	48
	>30 and ≤40	54	46
	>40 and ≤50	56	44
	>50 and ≤75	60	40
	>75 and ≤100	65	35
	>100	70	30
≥100	≤25	50	50
	>25 and ≤40	52	48
	>40 and ≤55	54	46
	>55 and ≤70	56	44
	>70 and ≤85	58	42
	>85 and ≤100	60	40
	>100	70	30

The Kiarsseny Production Sharing Contract also contains provisions for signature and production bonuses and training fees for Gabonese nationals. There is also a domestic supply obligation.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are limited to crude oil reserves in Nigeria. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. However, the Production Sharing Contracts in Nigeria contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Ngosso Concession and the Kiarsseny Production Sharing Contract treat commercial natural gas in effectively the same manner as crude oil, except that lower royalty rates apply to gas production under the Ngosso Concession. However, Addax Petroleum did not have any booked proved, probable or possible reserves in Cameroon or Gabon as at September 30, 2005.

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at September 30, 2005[10][15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing[3]	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped[4]	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable[5]	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible[6]	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005[15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	66.6	58.3	2,825	2,565	2,356	2,185	2,042	1,335	1,233	1,149	1,078	1,019
Developed Non-Producing[3]	6.3	5.7	267	219	183	155	134	118	97	81	69	59
Undeveloped[4]	40.5	36.5	1,153	962	812	692	595	265	200	148	107	73
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**2,771**	**1,718**	**1,530**	**1,378**	**1,254**	**1,151**
Probable[5]	89.0	74.7	3,545	2,822	2,304	1,922	1,632	1,070	852	693	575	486
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**4,403**	**2,788**	**2,381**	**2,072**	**1,830**	**1,637**
Possible[6]	83.0	66.2	3,401	2,692	2,171	1,781	1,482	960	753	602	490	405
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**5,885**	**3,748**	**3,135**	**2,674**	**2,320**	**2,041**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".
(8) Columns may not add up due to rounding.
(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".
(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.8 per cent per annum. Crude oil prices as forecast by NSAI effective September 30, 2005, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude ($/bbl)	Antan Blend ($/bbl)	Brass River Blend ($/bbl)	Okwori Blend ($/bbl)
2005	62.87	59.55	63.75	63.26
2006	61.47	58.22	62.33	61.86
2007	55.19	52.28	55.96	55.54
2008	46.61	44.15	47.26	46.90
2009	43.45	41.16	44.06	43.72
2010	42.86	40.60	43.46	43.13
2011	42.85	40.58	43.45	43.12
2012	43.36	41.07	43.97	43.64
2013	44.22	41.89	44.84	44.50
2014	45.00	42.62	45.63	45.28
2015	45.89	43.47	46.53	46.18
2016	46.70	44.23	47.35	46.99
2017	47.58	45.07	48.25	47.88

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond September 30, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	September 30, 2005 ($/bbl)
Brent Crude	62.56
Antan Blend	59.26
Brass River Blend	63.44
Okwori Blend	62.95

(12) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.
(13) Abandonment costs have been estimated for the end of the economic producing life of each property.
(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.
(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

The following two tables set forth the undiscounted elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	5,552	629	1,012	697	35	3,163	1,807	1,372
Proved Plus Probable	9,718	1,266	1,716	1,017	45	5,635	3,567	2,107
Proved Plus Probable Plus Possible	13,365	2,004	2,136	1,238	51	7,881	5,190	2,746

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	6,863	803	1,075	687	32	4,244	2,549	1,718
Proved Plus Probable	12,206	1,677	1,647	1,000	38	7,790	5,056	2,788
Proved Plus Probable Plus Possible	17,322	2,763	2,041	1,209	42	11,190	7,519	3,748

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted)
as at September 30, 2005

	Forecast Prices and Costs			Constant Prices and Costs		
Year	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible
			($million)			
2005	119.0	144.5	144.5	119.0	144.5	144.5
2006	346.0	462.6	462.6	342.5	458.2	458.2
2007	209.7	346.4	400.4	204.4	337.2	389.5
2008	20.8	58.9	93.8	18.9	56.3	89.9
2009	–	–	70.4	1.0	–	66.2
2010	1.1	4.3	57.2	1.0	4.0	53.0
2011	15.7	–	8.8	14.3	–	8.0
2012	16.9	15.9	–	–	14.3	–
2013	–	–	–	–	–	–
2014	–	–	16.7	14.9	–	–
2015	–	–	–	–	–	14.3
2016	2.8	–	–	–	–	–
2017	–	–	–	–	–	–
2018	–	29.6	34.4	2.3	23.7	27.6
Total	**731.9**	**1,062.2**	**1,288.7**	**718.3**	**1,038.2**	**1,251.2**

Oil Wells

The following table sets forth the number and status of wells as at September 30, 2005 which are producing or shut-in and which the Corporation considers to be capable of production.

	Producing		Shut-in	
Property	**Gross**	**Net**	**Gross**	**Net**
OML123				
Adanga	15	15	4	4
Ebughu (and extensions)	21	21	1	1
Oron West and North Oron	8	8	–	–
Akam	4	4	5	5
Bogi	1	1	1	1
Mimbo	1	1	1	1
Ukpam	2	2	–	–
OML124				
Izombe	6	6	1	1
Ossu	4	4	2	2
OPL90				
Okwori	5	5	–	–
Nda	1	1	–	–
Total	**68**	**68**	**15**	**15**

All of the Corporation's producing or shut-in wells are located in Nigeria, and with the exception of OML124, are offshore.

Drilling History

The total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled in the periods indicated, are listed below.

	9 Months Ended September 30, 2005		Year Ended December 31, 2004		2003		2002		2001		2000	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Development												
Oil producers	9	9	15	15	5	5	14	14	9	9	2	2
Water injectors	–	–	–	–	2	2	–	–	–	–	–	–
Total Development	9	9	15	15	7	7	14	14	9	9	2	2
Total Exploratory	1	1	2	2	–	–	2	2	–	–	–	–
Total Appraisal	19	19	6	4.8	6	6	13	13	6	6	8	8
Total	**29**	**29**	**23**	**21.8**	**13**	**13**	**29**	**29**	**15**	**15**	**10**	**10**

Drilling Success — Net Wells

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002	2001	2000	Total
Exploratory							
Successful	1	1	–	1	–	–	3
Unsuccessful	–	1	–	1	–	–	2
Appraisal							
Successful	15	2	3	11	5	7	43
Unsuccessful	4	2.8	3	2	1	1	13.8
Development							
Successful	8	14	5	14	9	2	52
Unsuccessful	1	1	2	–	–	–	4
Total							
Successful	**24**	**17**	**8**	**26**	**14**	**9**	**98**
Unsuccessful	**5**	**4.8**	**5**	**3**	**1**	**1**	**19.8**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at September 30, 2005.

	Undeveloped Acreage				3D Seismic		2D Seismic	
Property	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(acres)	(acres)	(km^2)	(km^2)	(km^2)	(km^2)	(km)	(km)
OML123 and OML124	136,400	136,400	552	552	392	392	1,529	1,529
OPL90 and OPL225	323,500	323,500	1,309	1,309	467	467	2,120	2,120
Ngosso	117,100	70,300	474	284	–	–	1,536	922
Kiarsseny	1,345,000	571,600	5,443	2,313	2,643	1,123	18,750	7,969
Total	**1,922,000**	**1,101,800**	**7,778**	**4,458**	**3,502**	**1,982**	**23,935**	**12,540**

The Corporation's seismic database covers its developed and undeveloped acreage in Nigeria, after giving effect to the Corporation's relinquishment proposals and the Disputed Area in OML123. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Historical — Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for the periods indicated.

	9 Months Ended September 30, 2005				Year Ended December 31, 2004
	Q3	Q2	Q1	Total	
Production (mbbls/d)					
Crude oil	74.3	62.3	49.3	62.0	39.9
Operating Netbacks ($/bbl)					
Revenue	60.67	48.22	44.64	52.21	35.37
Royalties	(8.97)	(8.27)	(8.77)	(8.68)	(7.22)
Lifting costs	(6.31)	(7.20)	(5.74)	(6.46)	(6.11)
Operating netback	45.40	32.76	30.13	37.07	22.04
Capital Expenditures ($million)					
Land and seismic	0.6	–	–	0.6	–
Drilling and completion	51.1	43.8	56.3	151.2	190.7
Facilities and equipment	50.9	24.8	36.3	112.0	99.2
Property acquisitions and disposals	–	–	–	–	–
Corporate acquisition	–	–	–	–	–
Other	2.9	4.2	5.2	12.3	24.3
Total	**105.5**	**72.8**	**97.8**	**276.1**	**314.2**

Reconciliation of Reserves

The Corporation has not previously reported its reserves in accordance with NI 51-101 and consequently a reconciliation has not been included.

Alternative Price Forecast Evaluation

The forecast prices used by NSAI in the Reserve Report as at September 30, 2005 differ from those currently in the public domain with respect to a number of the Corporation's industry peers. As a result, at the request of the Corporation, NSAI conducted a price sensitivity analysis of the reserves of the Corporation and the net present value of future net revenue associated with such reserves as at September 30, 2005 using an alternative price forecast supplied by the Corporation. The alternative price forecast correlates with the price forecast used in appraisals of some of the Corporation's industry peers in the public domain and, by comparison to the information set forth in the Reserve Report, provides some measure of guidance in respect of the sensitivity of the evaluation to price forecast changes, particularly having regard to the period over which reserves are, pursuant to the evaluation, estimated to be recovered. NSAI otherwise used the same assumptions and definitions as in the Reserve Report. The tables below summarize the alternative price forecast and the results of such analysis. The information set forth below is supplemental to the disclosure required by NI 51-101 and is not a substitute therefor.

Oil Reserves and Future Net Revenues
Based on Alternative Forecast Prices and Costs as at September 30, 2005[10]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][10][11][12][13][14]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][10][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	65.6	57.7	2,445	2,234	2,062	1,920	1,801	1,219	1,131	1,058	997	944
Developed Non-Producing[3]	6.2	5.6	221	182	154	131	114	105	87	73	62	54
Undeveloped[4]	39.8	36.1	870	726	611	519	443	170	120	80	48	22
Total Proved	111.6	99.4	3,536	3,142	2,827	2,570	2,358	1,494	1,338	1,212	1,107	1,020
Probable[5]	90.4	76.5	2,997	2,393	1,958	1,636	1,392	891	714	584	486	411
Total Proved plus Probable	202.0	175.9	6,533	5,535	4,785	4,207	3,750	2,385	2,052	1,796	1,593	1,430
Possible[6]	82.7	66.3	2,831	2,246	1,816	1,493	1,245	802	630	505	412	340
Total Proved plus Probable plus Possible	284.7	242.2	9,364	7,781	6,602	5,700	4,995	3,187	2,683	2,301	2,005	1,771

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The alternative prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.5 per cent per annum. Crude oil prices used by NSAI for the Alternative Forecast Prices and Cost effective September 30, 2005, are as follows.

Alternative Crude Oil Forecast Prices

Year	Brent Crude ($/bbl)	Antan Blend ($/bbl)	Brass River Blend ($/bbl)	Okwori Blend ($/bbl)
2005	56.67	53.68	57.46	57.02
2006	57.44	54.41	58.25	57.81
2007	57.25	54.23	58.05	57.61
2008	55.59	52.65	56.37	55.94
2009	54.06	51.21	54.82	54.40
2010	52.99	50.19	53.73	53.32
Thereafter, escalated at 1.5%	52.30	49.54	53.03	52.63

(11) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(12) Abandonment costs have been estimated for the end of the economic producing life of each property.

(13) The estimated Net Present Values of Future Net Revenues Income Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(14) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Alternative Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	6,031	679	1,070	695	35	3,536	2,059	1,494
Proved Plus Probable	10,790	1,431	1,723	1,014	44	6,533	4,193	2,385
Proved Plus Probable Plus Possible	15,191	2,350	2,131	1,233	49	9,364	6,241	3,187

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to indentify any important economic factors or significant uncertaintites that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells three blends of crude oil. For these three blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2004 and for the nine months ended September 30, 2005.

Addax Petroleum Crude Oil Differential Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.0	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Future Commitments

The Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. Typically, the Corporation achieves this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

Employees

As at September 30, 2005, Addax Petroleum had 291 employees. Of these, 215 were located in Nigeria, 75 were located in Geneva, Switzerland and one was located in Cameroon. All the Nigerian employees, other than management employees, are unionized.

Environmental and Safety Matters

Addax Petroleum has direct responsibility for HSE in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational

compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes the following:

Leadership, Commitment and Training: Addax Petroleum requires its managers and supervisors to demonstrate a commitment to the HSE policies of the Corporation. This commitment includes not just responsibility for daily operation but also responsibility for reviewing the training requirements of the Corporation in order to ensure new employees and contractors receive appropriate introduction to the HSE policies. The Corporation then eliminates any identified gaps, to enable all employees and contractors to perform their duties responsibly and with due regard to the health and safety of others and the environment.

Risk Management: The Corporation manages risk by ensuring that all new projects or modifications to existing facilities undergo a hazardous operations and risk assessment. The Corporation also routinely assesses the risks of its activities and develops action plans to eliminate or minimize impact on personnel, the environment and facilities.

Health and Safety Operations: The Corporation believes that injury and incident-free operation is achievable and works to promote this mindset throughout the organization. Addax Petroleum conducts periodic in-house inspections and sponsors third-party health and safety audits to evaluate the Corporation's performance and compliance with applicable regulations, guidelines and best practices. Measures recommended through these exercises are diligently implemented to eliminate or mitigate exposure of employees, contractors and the public. The provision of the services of trained medical doctors and equipped facilities at all our field locations enhance the administration of first aid services to the Corporation's and contractors' employees.

Addax Petroleum encourages employees and contractors to report, and the Corporation will investigate, all incidents occurring in the course of operations. Knowledge gained from such investigation is communicated to all operational sites of the Corporation to prevent recurrence of similar incidents within the organization. To this end, Addax Petroleum publishes its HSE statistics and circulates them, with practice updates, throughout the organization.

Environmental Protection: Addax Petroleum conducts studies to assess the impact of planned projects or activities on the environment. Such environmental evaluation studies are conducted periodically to evaluate the impact of the Corporation's activities and opportunities for improvement. Addax Petroleum's waste management plan emphasizes waste minimization and waste reuse in compliance with the regulatory standards and guidelines set by the Nigerian Federal Ministry of Environment and the Department of Petroleum Resources.

Incident Response Plan: The Corporation has developed an integrated incident response plan to address foreseeable emergencies. This plan provides the framework on which a single or multiple emergency situation can be simultaneously managed, while maintaining a disciplined command and control of events. Emergencies such as fire, well control, medical evacuation, oil spill and civil disturbances have developed response annexes. Regular exercises are conducted at all locations to assess the awareness and preparedness of responders and to test the adequacy and state of readiness of emergency response equipment.

Insurance

The Corporation's producing oil and gas properties are all located in Nigeria. Pursuant to the terms of the Corporation's Nigerian Production Sharing Contracts, NNPC is the license holder while Addax Petroleum, as contractor, operates the fields. Addax Petroleum bears all of the risk and costs of exploration, development and operation. However, under the terms of the Nigerian Production Sharing Contracts the field equipment in Nigeria is owned by NNPC and is therefore insured by NNPC under a global policy (the "**CIP Policy**") which covers all of NNPC's assets and provides property damage and comprehensive general liability insurance coverage. The Corporation is co-insured under NNPC's CIP Policy as a contractor to NNPC. Addax Petroleum

believes that the coverage under the CIP Policy meets international oil industry practice and standards and the limits and deductibles are adequate for the operations in Nigeria.

Addax Petroleum has procured construction all risks insurance coverage in respect of its operations in OPL90. Coverage is for works executed anywhere in the world in performance of contracts relating to OPL90 including loss of, or damage to, the pipelines, risers, umbilicals, christmas trees and completions to be installed. Addax Petroleum has also recently procured construction all risks insurance coverage in respect of its operations in OML123 relating to the subsea works associated with the replacement of the FPSO.

Addax Petroleum's policy is to arrange such other insurance from time to time in respect of its other operations as required and in accordance with industry practice.

SELECTED FINANCIAL INFORMATION

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30,	As at December 31,	
	2005	2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Assets			
Cash and cash equivalents	8.5	3.8	56.0
Other current assets	207.9	96.6	65.0
Total current assets	216.4	100.5	121.0
Property, plant and equipment	471.9	497.7	296.9
Other non-current assets	181.1	18.7	15.6
Total non-current assets	653.1	516.4	312.6
Total assets	**869.5**	**616.9**	**433.6**
Liabilities and equity			
Current liabilities	321.6	266.9	184.7
Long-term debt	100.0	65.0	–
Other non-current liabilities	137.6	107.7	105.2
Total liabilities	559.2	439.6	289.9
Share capital	20.0	20.0	20.0
Retained earnings	290.3	157.3	123.7
Shareholders' equity	310.3	177.3	143.7
Total liabilities and equity	**869.5**	**616.9**	**433.6**

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue					
Petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.0
Net sales	700.8	300.8	420.7	314.7	303.1
Other revenue	1.3	1.3	1.8	1.7	1.6
Total net revenue	**702.1**	**302.1**	**422.5**	**316.4**	**304.7**
Expenses					
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Interest on long term debt	1.9	1.9	1.7	1.6	1.2
Other interest and other finance charges	0.4	–	0.5	5.5	2.9
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Impairment of property, plant and equipment	–	–	3.8	4.5	–
Foreign exchange (gains) losses	0.8	–	0.4	(1.3)	(0.2)
Total expenses	**226.6**	**125.3**	**189.4**	**163.3**	**119.9**
Non-controlling interest	–	–	–	(2.4)	(9.8)
Current income taxes	(256.9)	(109.1)	(140.4)	(101.7)	(34.7)
Future income taxes	(50.6)	(26.4)	(30.1)	(25.7)	(72.3)
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA					
CFFO	322.2	118.4	171.0	118.6	184.2
Net cash from operating activities	284.4	136.7	226.8	219.4	181.5
Expenditures on property, plant and equipment	(276.2)	(183.0)	(314.2)	(154.1)	(170.4)
Net cash flow used in investing activities	(276.2)	(183.0)	(314.2)	(175.1)	(170.4)
Net cash (used in) from financing	(3.5)	6.5	35.3	(31.0)	8.0
Net (decrease) increase in cash and cash equivalents	4.7	(39.7)	(52.1)	13.2	19.2
Historic PER SHARE DATA(1)(3)					
Basic and fully diluted net income per share ($/share)	2.80	0.69	1.04	0.39	1.14
Basic and fully diluted CFFO per share ($/share)	5.37	1.97	2.85	1.98	3.07
Pro Forma PER SHARE DATA(2)(3)					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All historic per share amounts are calculated on the basis of 60,030,000 outstanding Common Shares of Addax Petroleum N.V., before giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) All pro forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

(3) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the rest of the prospectus, including the Corporation's consolidated financial statements and related notes thereto beginning on page F-7 of this prospectus and the "Selected Financial Information". The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries. After giving effect to the Pre-IPO Transactions, the Corporation will own legally and beneficially 100 per cent of the common shares of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties. The Corporation's actual results and the timing of events could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Prospectus, particularly under the headings "Forward Looking Statements" and "Risk Factors".

Addax Petroleum defines "cash flow from operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

Overview

The Corporation is an international oil and gas exploration and production company focused on Africa and the Middle East. It has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. The Corporation currently has 11 producing fields, and has increased its crude oil production from an average of 8,800 bbls/d for 1998 to an average of approximately 74,450 bbls/d for October 2005. As at September 30, 2005, the Corporation had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls.

The Corporation is the largest independent oil producer in Nigeria and operates all four of its 100 per cent owned Nigerian properties, which account for all of its oil production. OML123 is located in shallow water and produces the majority of the Corporation's crude oil, a medium to light quality crude called the Antan Blend. OML124 is located onshore and produces light quality crude oil called the Brass River Blend. OPL90 is located offshore in medium depth water and produces light quality crude oil called the Okwori Blend, and OPL225 is an offshore exploration property located in medium depth water adjacent to OPL90.

The Corporation performs its oil activities in Nigeria through two Production Sharing Contracts with NNPC. Under each Nigerian Production Sharing Contract, the Corporation bears the development and exploration risk for the properties and funds all operating expenses and capital expenditures. In return, the Corporation is entitled to recover these costs and expenditures based on a production sharing formula after commercial discoveries are made and production begins and after the payment of royalties and production taxes. The Corporation shares with NNPC the oil remaining after the payment of royalties, costs and expenditures and production taxes on a sliding scale based on monthly production under each Nigerian Production Sharing Contract. All of the crude oil produced from the Corporation's operations is sold on an arm's length basis to ABV, a wholly-owned subsidiary of AOG, under the terms of the Crude Oil Supply Agreements.

In addition to Nigeria, the Corporation is active in Cameroon, where it has a 60.0 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation, and Gabon, where it has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The Corporation is also pursuing a number of new venture opportunities in the Middle East and Africa, primarily relating to the Taq Taq Property, the Okwok Property and the Block 4 Property in the Joint Development Zone.

Material Factors Affecting the Corporation's Results of Operations and Financial Condition

Management believes that the following factors have had, and will continue to have, a material effect on the Corporation's results of operations and financial condition.

Oil Prices

The Corporation's results of operations are influenced significantly by crude oil prices. Crude oil prices have been volatile in the past and are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and a number of other factors, including government regulation, social and political conditions and the weather.

The prices for oil produced by the Corporation are related to the price of Brent crude oil in the world markets. Brent crude prices have increased from an average price of $28.84 per barrel in 2003 to an average price of $38.22 per barrel in 2004 and to an average price of $53.54 per barrel for the first nine months of 2005. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October, 2005, the average price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Coast region. For the nine months ended September 30, 2005, approximately 74 per cent of the Corporation's crude oil production was Antan Blend, which sold at an average discount to Brent crude of approximately seven per cent in the nine months ended September 30, 2005 and approximately six per cent in 2004. Prices for Antan Blend have increased to an average of $50.02 per barrel for the nine months ended September 30, 2005 from $34.94 per barrel for the same period in 2004.

The increase in oil prices has had a significant positive impact on the Corporation's net revenue, CFFO and net income, particularly in 2004 and the nine months ended September 30, 2005.

Production and Reserves

The Corporation's revenues and net income also depend on its production levels and its ability to replace its reserves. The Corporation has historically increased production by employing advanced and proven technologies to increase production in mature fields, drilling additional wells on its existing properties and acquiring and developing additional properties. The Corporation had 201.3 mmbbls of proved and probable reserves as at September 30, 2005. The Corporation increased production by 59 per cent to an average of 62.1 mbbls/d in the nine months ended September 30, 2005 from an average of 39.1 mbbls/d during the same period in 2004. The increased production was due mainly to the Okwori Property and the Nda field test well in OPL90 coming on-stream in March 2005 and 11 new wells coming on-stream in OML123.

Operating Expenses and Capital Costs

Operating expenses are the costs of producing oil and consist of items such as labour, FPSO leasing obligations, supplies, maintenance, repairs and utilities. The Corporation maintained an average operating expense of $6.46 per barrel for the nine months ended September 30, 2005 from $6.07 per barrel for the same period in 2004. Operating expenses increased in large part because of the costs associated with development at the Okwori Property. Operating expenses relating to the Okwori Property have averaged $6.88 per barrel during its start up phase in 2005. Production from the Okwori Property is still increasing and operating costs are expected to decline on a per barrel basis as the field reaches full production.

Capital costs are capitalized and expensed to the income statement and include engineering studies, seismic acquisition, drilling of exploration, appraisal and development wells, the acquisition of leases and facilities costs. Facilities costs include the construction and installation of platforms and the purchase and installation of

pipelines. All costs prior to the first lifting are capitalized. The costs of drilling rig and supply boat day rates increased significantly during 2005.

Taxes

Taxes paid in Nigeria pursuant to the Production Sharing Contracts vary materially based upon, among other factors, world oil prices and capital expenditures of the Corporation. The percentage of revenues that the Corporation pays as Tax Oil decreases during periods of lower oil prices and increases during periods of higher oil prices. Tax Oil thus serves as a partial hedge against changes in the price of oil.

The Nigerian Production Sharing Contracts are also designed to stimulate capital investment in the Nigerian oil industry. Certain capital expenditures are recoverable as capital allowances prior to the calculation of Tax Oil and therefore, have the effect of reducing taxes otherwise payable under the Nigerian Production Sharing Contracts at a rate of 60 per cent. However, in the event that deductions for capital allowances and capital investment allowances reduce the taxes otherwise payable to zero, a 15 per cent tax charge is applied to the taxable amount prior to deduction of certain capital allowances and capital investment allowances.

In the nine months ended September 30, 2005, the Corporation was taxed at the 15 per cent tax rate in relation to the OPL90/225 PSC. As at September 30, 2005, the Corporation had $120.6 million of unutilized capital investment allowance relating to OPL90 and OPL225. In addition, $55.2 million of costs incurred by a prior operator were available for recovery as Cost Oil. $44.2 million of these costs have been allocated to operating expenses and utilized, while the balance of $11.0 million has been allocated to capital costs. The Corporation expects to become subject to the standard tax rate of 60 per cent under the OPL90/225 PSC, if and when it utilizes its capital allowances and capital investment allowances. The Corporation's 2006 budget assumes that the 60 per cent rate would apply to OPL90/225.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production, operating costs and taxes for the OPL90/225 PSC would have had on Addax Petroleum's net income for the nine months ended September 30, 2005, had these changes occurred on January 1, 2005. These calculations are based on business conditions, production and sales volumes existing in the nine months ended September 30, 2005. The 1,000 bbls/d increase has been allocated evenly to OML123, OML124 and OPL90 once initial production from OPL90 commenced in March 2005. Prior to March 2005, production is assumed to come entirely from OML123 and OML124.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	5.4	0.05
Crude oil production	1,000 bbls/d	4.3	0.04
Increase in operating costs	10%	(4.2)	(0.04)
Tax rate for OPL90/225 PSC	45% (15% to 60%)	(20.0)	(0.17)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Nine months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Summary

The Corporation's production figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period.

During the nine months ended September 30, 2005, the Corporation brought 11 new wells on-stream. The majority of these wells were in the Adanga, Oron West and North Oron fields in OML123. The Okwori Property and the Nda field test well in OPL90 came on-stream in March 2005. The addition of the new wells increased the Corporation's crude oil production by 58 per cent to 16.9 mmbbls for the nine months ended September 30, 2005

from 10.7 mmbbls in the same period in 2004. Average daily production for the nine months ended September 30, 2005 was 62.1 mbbls/d, representing an increase from the average daily production of 39.1 mbbls/d during the same period in 2004.

The Corporation's total crude oil production by property for the nine months ended September 30, 2005 was 12.5 mmbbls from OML123, 1.0 mmbbls from OML124, and 3.4 mmbbls from OPL90 (which commenced production in March 2005), as compared with 9.6 mmbbls from OML123 and 1.1 mmbbls from OML124 for the same period in 2004.

Net income increased to $168.0 million for the nine months ended September 30, 2005 from $41.3 million for the same period in 2004. The following table summarizes the Corporation's results of operations for the nine months ended September 30, 2005 as compared to the same period in 2004.

	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004	Change	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	840.6	367.8	129	52.21	35.37
Royalties	(139.8)	(67.0)	109	(8.68)	(6.44)
Net sales	700.8	300.8	133	43.53	28.92
Total net revenue	702.1	302.1	132	43.61	29.05
Operating expenses	(104.0)	(63.1)	65	(6.46)	(6.07)
General and administration expenses	(11.3)	(13.5)	(16)	(0.70)	(1.30)
Depletion, depreciation and accretion	(108.1)	(46.8)	131	(6.71)	(4.50)
Other(1)	(3.2)	(1.9)	68	(0.21)	(0.18)
Total net revenue less total expenses	475.5	176.8	169	29.53	17.00
Current taxes	(256.9)	(109.1)	135	(15.96)	(10.49)
Future taxes	(50.6)	(26.4)	92	(3.14)	(2.54)
Net Income	**168.0**	**41.3**	**307**	**10.43**	**3.97**

Notes:

(1) Includes interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales are reported on the basis of production volumes sold gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income on the balance sheet.

Due to favourable market conditions, the average realized price for the Corporation's crude oil increased by 48 per cent to $52.21 per barrel for the nine months ended September 30, 2005 from $35.37 per barrel for the same period in 2004.

Petroleum sales increased by 129 per cent to $840.6 million for the nine months ended September 30, 2005 from $367.8 million for the same period in 2004. The increase reflects both a 48 per cent increase in the average sales price and a 58 per cent increase in average daily production. Petroleum sales volumes for the nine months ended September 30, 2005 were 16.1 mmbbls compared with 10.4 mmbbls for the same period in 2004.

Royalties

The following table summarizes the component parts of Royalties for the nine month periods ended September 30, 2005 and 2004:

	9 Months Ended September 30,			9 Months Ended September 30,	
	2005	2004	Change	2005	2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(58.7)	(24.0)	144	(3.65)	(2.31)
NNPC Profit Oil	(58.4)	(25.5)	129	(3.63)	(2.45)
NDDC	(8.7)	(9.3)	(7)	(0.54)	(0.90)
Education Tax	(9.6)	(4.3)	122	(0.60)	(0.42)
Tax Inversion Penalty	(4.4)	(3.9)	13	(0.28)	(0.36)
Total Royalties	**(139.8)**	**(67.0)**	**109**	**(8.68)**	**(6.44)**

Royalties include Nigerian Royalty Oil, NNPC's share of Profit Oil, Niger Delta Development Commission ("**NDDC**") levy, education tax and tax inversion penalty.

- Royalty Oil is calculated in accordance with the Corporation's Nigerian Production Sharing Contracts on a field by field basis.
- Profit Oil is calculated in accordance with the Nigerian Production Sharing Contracts and is equal to the realized price for crude oil less Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and the Corporation depending on the licence and the monthly volumes produced.
- NDDC levy is calculated as 3 per cent of budgeted expenditures. For OPL90, this amount was calculated once first lifting occurred in June 2005. Before first lifting, there was no liability for the levy.
- Education tax is calculated as a 2 per cent charge on taxable profit before capital allowances are deducted.
- The tax inversion penalty is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates of less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates of more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum's production average exceeded 50 mbbls/d for 2005. The Corporation estimates that its maximum exposure to the tax inversion penalty is $6.5 million for 2005.

Royalties increased by 109 per cent to $139.8 million for the nine months ended September 30, 2005 from $67.0 million for the same period in 2004. This increase was due to the rise in petroleum sales which in turn resulted in Royalty Oil increasing by 144 per cent to $58.7 million from $24.0 million and includes $5.3 million of Royalty Oil resulting from OPL90 crude oil production (2004 — nil), and NNPC's share of Profit Oil increasing 129 per cent to $58.4 million from $25.5 million, due to increased profitability from OML123 and OML124, primarily as a result of higher sales volumes and prices.

The NDDC levy decreased by $0.6 million to $8.7 million for the nine months ended September 30, 2005 from $9.3 million for the same period in 2004. Education tax increased by 122 per cent to $9.6 million for the nine months ended September 30, 2005 from $4.3 million for the same period in 2004. The increase in education tax was a result of higher taxable income before allowances in OML123 and OML124 and the inclusion of OPL90 income for the first time. The tax inversion penalty increased by 13 per cent to $4.4 million for the nine months ended September 30, 2005 from $3.9 million for the same period in 2004 due primarily to management's expectation that OML123 and OML124 will produce in excess of 50.0 mbbls/d for 2005.

Operating Expenses

Operating expenses increased by 65 per cent to $104.0 million for the nine months ended September 30, 2005 from $63.1 million during the same period in 2004. The increase was primarily due to (i) an increase in employee costs and benefits of $4.5 million following the recruitment of 20 additional professionals in Nigeria to support ongoing operations and development in the Okwori field; (ii) an increase of $5.0 million in Lagos office costs; (iii) an increase of $4.3 million for production and maintenance work on OPL90; and (iv) an increase of $7.5 million in FPSO charter costs following the lease of a TPU (temporary production unit) which was used to continue production from the Adanga platform while upgrades were being made. In addition, operating expenses for OPL90 for the nine months ended September 30, 2005 were $23.2 million, as compared with no operating expenses for OPL90 in 2004.

Per barrel operating expenses increased to $6.46 in the nine months ended September 30, 2005 from an average of $6.07 for the same period in 2004.

General and Administrative Expenses

General and administrative charges relate to corporate costs and new venture activities. These costs are not tax deductible for Nigerian tax purposes.

General and administrative expenses decreased by 16 per cent to $11.3 million for the nine months ended September 30, 2005 from $13.5 million for the same period in 2004. This decrease was due primarily to the Corporation incurring $2.2 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 131 per cent to $108.1 million for the nine months ended September 30, 2005 from $46.8 million for the same period in 2004. The 2005 figure includes $30.2 million in depreciation on OPL90 assets which were not depreciated in 2004 as production from OPL90 did not commence until March 2005. Depreciation for OML123 and OML124 assets increased by $31.0 million for the nine months ended September 30, 2005 compared to the same period in 2004, due primarily to increased production which led to an increase in the unit of production rate used to calculate depreciation. This higher unit of production rate was due primarily to the addition of the Okwori Property costs to the depletion, depreciation and accretion pool. The average development cost per barrel for projects in OML123/124 is approximately $4.00 to $6.00 per barrel compared with significantly higher development costs of approximately $10.00 per barrel for the Okwori Property.

Current Income Taxes

The fiscal terms of the Corporation's main operations in Nigeria are set out in the Production Sharing Contracts as modified by the Nigerian government on November 21, 2001. Taxation is calculated at the statutory rate on income which is taxable in Nigeria as a result of activities under the Production Sharing Contract.

Current Income Taxes increased by 135 per cent to $256.9 million for the nine months ended September 30, 2005 from $109.1 million for the same period in 2004. This increase was due primarily to an increase in petroleum sales, which generated a higher taxable basis for the nine months ended September 30, 2005. There were $6.6 million of current income taxes for OPL90 for the nine months ended September 30, 2005 and no income tax for the same period in 2004. Income from OPL90 for the nine months ended September 30, 2005 was taxed at 15 per cent.

Future Income Taxes

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Future income taxes increased by 92 per cent to $50.6 million for the nine months ended September 30, 2005 from $26.4 million for the same period in 2004. This increase is primarily due to a future tax liability of $20.1 million for the OPL 90/225 PSC for the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Summary

During 2004, 15 new wells came on-stream, including two extended well tests. The Corporation also implemented initiatives to optimize production from existing wells. This resulted in an increase in production by 6 per cent to 14.6 mmbbls in 2004 from 13.8 mmbbls in 2003 and an increase in the average daily crude oil production rate to 40.0 mbbls/d in 2004 from 37.7 mbbls/d in 2003.

Total oil production for 2004 was 14.6 mmbbls, 91 per cent of which was from OML123 (13.2 mmbbls) with the remainder from OML124 (1.4 mmbbls).

In 2004, net income increased by 169 per cent to $62.6 million from $23.3 million in 2003. The following table summarizes the Corporation's results of operations for 2004 as compared to 2003.

	2004 ($million)	2003 ($million)	Change (%)	2004 ($/bbl)	2003 ($/bbl)
Petroleum sales	524.1	381.8	37	36.65	27.47
Royalties	(103.4)	(67.1)	54	(7.23)	(4.83)
Net sales	420.7	314.7	34	29.42	22.64
Total net revenue	422.5	316.4	34	29.55	22.76
Operating expenses	(87.5)	(76.8)	14	(6.12)	(5.53)
General and administration expenses	(18.2)	(15.0)	21	(1.27)	(1.08)
Depletion, depreciation and accretion	(77.2)	(61.3)	26	(5.40)	(4.41)
Other[1]	(6.5)	(10.2)	(36)	(0.46)	(0.73)
Total net revenue less total expenses	233.1	153.1	52	16.30	11.01
Current taxes	(140.4)	(101.7)	38	(9.82)	(7.32)
Future taxes	(30.1)	(25.7)	17	(2.10)	(1.85)
Non-controlling interest	–	(2.4)	n/a	–	(0.16)
Net Income	**62.6**	**23.3**	**169**	**4.38**	**1.68**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 37 per cent to $524.1 million in 2004 from $381.8 million in 2003. The increase reflects both a 33 per cent increase in the average realized sales price and a 6 per cent increase in average daily production. The average realized price per barrel increased by 33 per cent to $36.65 in 2004 from $27.47 in 2003. The number of barrels lifted increased to 14.3 mmbbls in 2004 from 13.9 mmbbls in 2003.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2004 and 2003.

	Year Ended December 31,			Year Ended December 31,	
	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(36.0)	(28.2)	27	(2.51)	(2.03)
NNPC Profit Oil	(45.5)	(28.7)	59	(3.18)	(2.06)
NDDC	(11.8)	(6.4)	84	(0.82)	(0.46)
Education Tax	(6.3)	(3.8)	64	(0.44)	(0.27)
Tax Inversion Penalty	(3.8)	–		(0.27)	–
Total Royalties	**(103.4)**	**(67.1)**	**54**	**(7.22)**	**(4.82)**

Royalties increased by 54 per cent to $103.4 million in 2004 from $67.1 million in 2003. This increase was due to the increase in petroleum sales outlined above which resulted in Royalty Oil increasing by 27 per cent to $36.0 million in 2004 from $28.2 million in 2003, and NNPC's share of Profit Oil increasing by 59 per cent to $45.5 million in 2004 from $28.7 million in 2003, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices.

The NDDC levy increased by 84 per cent to $11.8 million in 2004 from $6.4 million in 2003, due primarily to a $5.0 million accrual relating to a change in the basis on which the NDDC levy was calculated. The NDDC levy was calculated based on actual expenditures in 2002 and 2003 and budgeted expenditures in 2004. The Corporation had been lobbying to change the basis of the NNDC levy calculation and it became apparent in 2004 that the method which the Nigerian authorities wished to use was budgeted expenditure. This calculation method is still being disputed by the Corporation. The additional increase is mainly due to higher expenditures in 2004 compared to 2003. Education tax increased by 64 per cent to $6.3 million in 2004 from $3.8 million in 2003, due to higher taxable income before allowances.

The tax inversion penalty in 2004 relates to a tax audit of the Corporation's 1998 to 2001 financials where NNPC and the Corporation agreed on final tax accounts. The method of calculating operating costs for the costs penalty arrangement is still to be agreed. However, following the audit, and applying the Corporation's method of calculating operating costs per barrel, the cost per barrel for 2000 was greater than $7.50 per barrel. Thus, the tax inversion penalty was accrued in 2004.

Operating Expenses

Operating expenses increased by 14 per cent to $87.5 million in 2004 from $76.8 million in 2003. This increase was primarily due to an increase in employee costs and benefits of $4.9 million following the recruitment of additional professionals in Nigeria to support ongoing operations and development on the Okwori Property and an increase of $5.8 million in FPSO charter costs following the lease of a temporary production unit which was used to process crude oil while the Adanga Platform was closed for upgrades. This increase was partially offset by a decrease of $0.8 million in onshore maintenance costs (pipeline and facilities) and $0.8 million in custom duties on the importation of well material. The per barrel operating cost increased to $6.12 in 2004 from $5.53 in 2003.

General and Administrative Expenses

General and administrative expenses increased by 21 per cent to $18.2 million in 2004 from $15.0 million in 2003. This increase was due primarily to the Corporation incurring $4.0 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 26 per cent to $77.2 million in 2004, from $61.3 million in 2003, largely as a result of increased production and a larger depreciable base. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.99 per barrel to $5.40 per barrel in 2004 from $4.41 per barrel in 2003.

In 2004, the Corporation wrote off $3.8 million, which represented its portion of the costs associated with the drilling of an unsuccessful exploratory well in Gabon in early 2004.

In 2003, production from two cost pools, OPL90 and OPL225 and the Ngosso Property, had not yet commenced. Accordingly, no depreciation charge for these costs was calculated and all costs were capitalized. The Corporation planned to acquire 3D seismic data in the Ngosso Property in 2003, but the project was postponed due to the Cameroon-Nigeria border dispute. In 2003, the Corporation wrote off capitalized intangible costs of $4.5 million which were incurred for mobilization and demobilization of a seismic data acquisition team in the Ngosso Property.

Current Income Taxes

Current income taxes increased by $38.7 million to $140.4 million in 2004 from $101.7 million in 2003. This increase is due primarily to a 37.0 per cent increase in petroleum sales which generated a higher taxable basis in 2004 compared to 2003, and an increase in PPT charges of $9.6 million relating to whether certain capital costs regarding the acquisition of the Nigerian properties should be charged to Cost Oil.

Future Income Taxes

Future income tax expense increased by 17 per cent to $30.1 million in 2004 from $25.7 million in 2003. The increase is due primarily to additional capital expenditure of which intangible drilling costs are expensed in the tax accounts and capitalized in the financial statements, offset by greater depletion, depreciation and accretion compared to capital allowances.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Summary

In OML123, five new wells came on-stream in 2003 and initiatives were implemented to optimize production from existing wells. In OML124, the Corporation implemented a drilling program that resulted in two new producing wells being brought on-stream. Principally as a result, crude oil production increased by 20 per cent to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002. The average daily rate of production increased to 37.7 mbbls/d in 2003 from 31.5 mbbls/d in 2002.

Total crude oil production for 2003 was 13.8 mmbbls, 85.5 per cent of which was produced from OML123 (11.8 mmbbls), with the remainder produced from OML124 (2.0 mmbbls).

In 2003, net income decreased by 66 per cent to $23.3 million as compared to $68.2 million in 2002. The following table summarizes the Corporation's results of operations for 2003 as compared to 2002.

	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	381.8	284.1	34	27.47	24.28
Royalties	(67.1)	19.1	n/a	(4.83)	1.63
Net sales	314.7	303.2	4	22.64	25.91
Total net revenue	316.4	304.8	4	22.76	26.05
Operating expenses	(76.8)	(64.8)	19	(5.53)	(5.54)
General and administration expenses	(15.0)	(11.1)	35	(1.08)	(0.95)
Depletion, depreciation and accretion	(61.3)	(40.1)	53	(4.41)	(3.43)
Other[(1)]	(10.2)	(3.9)	162	(0.73)	(0.33)
Total net revenue less total expenses	153.1	184.9	(17)	11.01	15.80
Current taxes	(101.7)	(34.7)	193	(7.32)	(2.97)
Future taxes	(25.7)	(72.3)	(64)	(1.85)	(6.18)
Non controlling interest	(2.4)	(9.7)	(75)	(0.16)	(0.83)
Net Income	**23.3**	**68.2**	**(66)**	**1.68**	**5.82**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 34 per cent to $381.8 million in 2003 from $284.1 million in 2002. The increase reflects both a 13 per cent increase in the average realized price of the Corporation's crude oil ($27.47 in 2003 compared to $24.28 in 2002) and a 20 per cent increase in average daily production. The number of barrels lifted increased to 13.9 mmbbls in 2003 from 11.7 mmbbls in 2002.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2003 and 2002.

	Year Ended December 31,			Year Ended December 31,	
	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(28.2)	35.2	n/a	(2.03)	3.01
NNPC Profit Oil	(28.7)	(6.4)	344	(2.06)	(0.55)
NDDC	(6.4)	(8.1)	(21)	(0.46)	(0.69)
Education Tax	(3.8)	(1.6)	143	(0.28)	(0.14)
Total Royalties	**(67.1)**	**19.1**	**n/a**	**(4.83)**	**1.63**

Royalties increased to $67.1 million in 2003 from a credit of $19.1 million in 2002. Royalty Oil increased to $28.2 million in 2003 from a credit of $35.2 million in 2002. Royalty Oil in 2002 included a credit of $53.7 million due to the implementation of new royalty terms during 2002, but made effective retroactively as of January 1, 2000. In addition, the increase in production between 2003 and 2002 resulted in higher royalties. NNPCs' share of Profit Oil increased to $28.7 million in 2003 from $6.4 million in 2002, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices. Following an audit by NNPC in 2003, the Corporation agreed with NNPC that capital investment allowance was not deductible in calculating NNPC Profit Oil. This increased NNPC Profit Oil in 2003 by $10.3 million. In 2002, NNPC Profit Oil had carried forward losses from prior years, which reduced the 2002 change.

NDDC levies decreased by 21 per cent to $6.4 million in 2003 from $8.1 million in 2002. The decrease in NDDC levies was due primarily to lower capital expenditures in 2003. Education tax increased by 143 per cent to $3.8 million in 2003 from $1.6 million in 2002. The increase was due to higher taxable income before allowances in 2003. In 2003 and 2002, the NDDC levy was calculated based on actual expenditures (as opposed to budgeted expenditures) incurred on OML123 and OML124. As no crude oil was produced and sold from OPL90 and OPL225 in 2003 or 2002, no petroleum levies were calculated for these properties.

Operating Expenses

Operating expenses increased by 19 per cent to $76.8 million in 2003 from $64.8 million in 2002. This increase was due primarily to a $4.4 million increase in the OML123 FPSO costs following the leasing of a second production processing train for the FPSO, a $2.2 million increase in employee costs, a $1.7 million provision for Nigerian withholding tax in 2003, a $1.2 million increase in supply vessel costs of the Corporation's offshore operations, a $0.6 million restructuring charge incurred in 2003 and a $0.6 million increase in third party maintenance staff costs. Per barrel operating costs decreased by $0.01 to $5.53 in 2003 from $5.54 in 2002.

General and Administrative Expenses

General and administrative expenses increased by $3.9 million to $15.0 million in 2003 from $11.1 million in 2002. This increase was primarily due to an increase in new ventures activities and office expansion activities in Geneva.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 53 per cent to $61.3 million in 2003 from $40.1 million in 2002. This increase was primarily due to the increase of the unit of production rate used to calculate total depreciation. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.98 to $4.41.

Current Income Taxes

Current Income Taxes increased by 193 per cent to $101.7 million in 2003 from $34.7 million in 2002. This increase was due primarily to a 34.0 per cent increase in petroleum sales which generated a higher taxable basis in 2003. Tax loss and allowance carry forwards were used before 2003, which significantly reduced the 2002 tax charge. A tax accrual of $8.0 million was taken in 2003 relating to a reserve addition bonus for reserve additions in 1999, which the Nigerian authorities disallowed in 2003 and which the Corporation successfully contested. Another tax accrual, also for $8.0 million, was taken relating to studies which were capitalized by the Corporation.

Future Income Taxes

Future income taxes decreased by 64 per cent to $25.7 million in 2003 from $72.3 million in 2002. The decrease was a result of a $16 million tax deferral for the Okwori Property, which was offset by an increase in the timing differences in OML123 and OML124 and the accumulation of capital investment allowance carry forwards in 2003.

Consolidated Results of Operations by Quarter

The following table sets forth a summary of the Corporation's results of operations for the periods indicated.

	2005			2004				2003			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($thousand)										
Petroleum sales	387.8	258.2	194.5	156.4	146.6	117.1	104.0	96.2	98.4	89.4	97.8
Net income	85.6	53.5	28.9	21.3	15.8	13.7	11.8	(8.1)	13.8	1.4	16.2
Net income per share[(1)]											
— basic and diluted — pro forma	0.71	0.45	0.24	0.18	0.13	0.11	0.10	(0.07)	0.12	0.01	0.14

Note:

(1) All pro forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

Petroleum Sales

The volume of crude oil sold by the Corporation per fiscal quarter for the first three fiscal quarters of 2005 was 4.4 mmbbls, 5.4 mmbbls and 6.4 mmbbls, respectively. Petroleum sales for the first three quarters of 2005 increased as production from OML123 and OML124 increased and as production from OPL90 was brought on-stream in March 2005. Petroleum sales from OPL90 and OPL225 per fiscal quarter for the first three quarters of 2005 were nil mmbbls, 0.9 mmbbls and 1.7 mmbbls, respectively. The average sales price per quarter for the first three fiscal quarters of 2005 was $43.13 per barrel, $49.67 per barrel and $59.89 per barrel, respectively. The increasing volumes and prices throughout the quarters, including first sales from OPL90 and OPL225, accounted for the increasing petroleum sales per quarter.

In 2004, the volumes of crude oil sold by the Corporation per fiscal quarter were 3.3 mmbbls, 3.4 mmbbls, 3.7 mmbbls and 4.0 mmbbls, respectively. Petroleum sales in 2004 were affected by increasing production during the year. The average sales price per fiscal quarter generally increased throughout 2004 as follows: $30.53 per barrel, $33.52 per barrel, $40.22 per barrel and $40.14 per barrel. The increasing volumes and prices throughout the year accounted for the rising total petroleum sales per quarter.

For the four fiscal quarters in 2003, the volumes sold were 3.3 mmbbls, 3.6 mmbbls, 3.7 mmbbls and 3.3 mmbbls, respectively. The average sales price in the first quarter was $30.46 per barrel, dropping to $25.01 per barrel in the second quarter and then rising to $27.51 and $28.30 per barrel in the third and fourth quarters, respectively.

Net Income

Net income by fiscal quarter for the first three quarters of 2005 were $28.9 million, $53.5 million and $85.6 million, respectively. The increase in net income in the second quarter compared to the first quarter of $24.6 million was due primarily to an increase in petroleum sales from $194.5 million in the first quarter to $258.2 million in the second quarter. Second quarter petroleum sales included initial sales from the Okwori Property of $53.6 million. The increase in petroleum sales in the second quarter was offset by costs from Okwori production of $30.1 million. Taxes were flat in the second quarter due to production from the Okwori Property having a low tax rate and large tax allowances obtained from a previous operator of OPL90. Net income increased in the third quarter compared to the second quarter by $32.1 million primarily due to an increase in petroleum sales from $258.2 million in the second quarter to $387.8 million in third quarter. Third quarter petroleum sales from the Okwori Property were $106.3 million as compared to $53.6 million in the second quarter. The increase in petroleum sales in the third quarter was offset by costs from Okwori production of $59.3 million. Taxes increased in the third quarter compared to the second quarter by $59.3 million due to the Okwori Property having utilised its tax allowances. Costs in OML123 and OML124 increased by $31.2 million in the third quarter compared to the second quarter due to increasing royalties and depletion, depreciation and accretion.

Net income by quarter for 2004 was $11.8 million, $13.7 million, $15.8 million and $21.3 million, respectively. The increase in net income in the second quarter compared to the first quarter of $1.9 million was due primarily to an increase in petroleum sales from $104.0 million in the first quarter to $117.1 million in the second quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $6.1 million and increased administration costs, which were not tax deductible. Net income increased in the third quarter compared to the second quarter by $2.1 million due primarily to an increase in petroleum sales from $117.1 million in the second quarter to $146.6 million in the third quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $14.0 million. Net income increased in the fourth quarter compared to the third quarter by $5.5 million due primarily to an increase in revenues from $146.6 million in the third quarter to $156.4 million in the fourth quarter, a decrease in taxes of $21.0 million due mainly to a partial reversal of the reserve addition bonus tax accrual and a $12.1 million increase in depletion costs.

Net income/(loss) by quarter for 2003 was $16.2 million, $1.4 million, $13.8 million and $(8.1) million. The decrease in net income in the second quarter compared to the first quarter of $14.8 million was due largely to an increase in administration costs from $5.1 million in the first quarter to $16.7 million in the second quarter. Administration costs are not tax deductible as they are not incurred for Nigerian activities. Net income in the third quarter returned to levels comparable to first quarter net income. $16 million of tax accruals and a $10.3 million additional charge to NNPC Profit Oil were taken in the fourth quarter. These tax accruals were comprised of $8.0 million for the possible loss of a tax offset for a reserve addition bonus earned in 1999 and $8.0 million for reclassification of studies from capital cost to operating expense in the tax accounts. This reclassification produced a loss of capital investment allowances, thereby increasing the tax charge.

Liquidity and Capital Resources

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori Property in OPL90. The Corporation has not experienced seasonal impact on its cash flows. Currently, the Corporation generates all of its cash from operating activities of its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries. After the closing of this offering, APNV will be a wholly owned subsidiary of the Corporation and transfers of funds by APNV to the Corporation in the form of cash dividends, loans or advances will be restricted by the provisions of the credit facility described below. See "Dividends".

The Corporation held total cash and cash equivalents of $8.5 million as at September 30, 2005.

APNV has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at November 30, 2005, $80.0 million was drawn down on the credit facility.

The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilisation on the first day of the interest period. The credit facility is secured by debentures given by APNV and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the Crude Oil Supply Agreements, a pledge over the bank accounts and share pledges of APNV's principal subsidiaries. The credit facility is for funding Nigerian capital expenditures.

Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million prior to the closing of the offering.

Management believes that the Corporation's cash flow generated from operating activities, its cash and cash equivalents, the existing credit facilities and the net proceeds it receives from the offering will be sufficient to fund its foreseeable working capital requirements.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
		($million)		
Net Cash Inflows (outflows) before movements in working capital				
Cash flow from operations	322.2	171.0	118.6	184.2
Net cash flow used in investing activities	(276.2)	(314.2)	(175.2)	(170.4)
Net cash from (used in) financing activities	(3.5)	35.3	(31.0)	8.0
Net increase in cash and cash equivalents	42.5	(107.9)	(87.6)	21.8
(Increase) decrease in working capital	(37.9)	55.8	100.8	(2.6)
Increase (decrease) in cash and cash equivalents	4.6	(52.1)	13.2	19.2
Cash and cash equivalents at end of year	8.5	3.9	56.0	42.8

Cash Flow from Operations

Cash flow from operations was $322.2 million for the nine months ended September 30, 2005, compared to $118.4 million for the same period in 2004, representing an increase of $203.8 million. The increase was due primarily to the increase in income before income taxes of $298.7 million, the Okwori Property coming on-stream in 2005, and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $86.0 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $147.8 million.

Cash flow from operations was $171.0 million in 2004 compared to $118.6 million in 2003, an increase of $52.4 million. The increase was primarily due to the increase in income before income taxes and non-controlling interests of $80.0 million, with a revenue increase of $106.1 million offset by costs of $26.1 million. Additionally, there were increases in non-cash items with the operating activities in 2004, specifically an increase of $15.3 million in depreciation and write-offs. These increases to operating activities were mostly offset by an increase in income tax paid and liftings of Nigerian government entitlement to income tax of $43.1 million.

Cash flow from operations was $118.6 million in 2003 compared to $184.2 million in 2002, a decrease of $65.6 million. The decrease was due primarily to the increase in current income tax payable to the Nigerian government of $67.0 million.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible assets. Net cash used in investing activities was $276.2 million for the nine months ended September 30, 2005 compared to $183.0 million for the same period in 2004, representing an increase of $93.2 million. This increase is due largely to capital expenditures on the development of the Okwori Property and the Nda extended well test of $170.2 million in the nine months ended September 30, 2005 and $80.9 million in the same period in 2004. Property, plant and equipment expenditures on OML123 and OML124 increased in 2005 by $22.8 million to $99.2 million in 2005 from $76.4 million in 2004. Expenditure on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net cash used in investing activities was $314.2 million in 2004, compared to $175.2 million in 2003, an increase of $139.0 million. This increase is due to capital expenditures on the development of the Okwori Property and the Nda extended well test of $165.4 million in 2004. Property, plant and equipment expenditures on OML123 and OML124 decreased to $135.1 million in 2004 from $138.2 million in 2003. Expenditures on intangible assets decreased slightly to $11.4 million in 2004 from $14.3 million in 2003. Additionally, in 2003 the Corporation purchased the non-controlling interest in the Nigeria Production Sharing Contracts for $21.0 million (2004 — nil).

Net cash used in investing activities was $175.2 million in 2003 compared to $170.4 million in 2002. This increase is primarily due to the Corporation's purchase of the non-controlling interest in the Nigerian Production Sharing Contracts for $21.0 million in 2003 (2002 — nil). This increase was offset in part by a

decrease in property, plant and equipment and intangible assets of $16.3 million. This decrease is due to lower capital expenditures on OML123 and OML124 which decreased to $138.2 million in 2003 from $161.1 million in 2002.

Net Cash From (Used in) Financing Activities

Net cash used in financing activities was $3.5 million for the nine months ended September 30, 2005 compared to a cash inflow of $6.5 million for the corresponding period for 2004. Drawdowns of $125.0 million were made in the nine months ended September 30, 2005 as compared to $25.0 million in the same period in 2004. Dividends paid increased to $35.0 million in the nine months ended September 30, 2005 from $18.5 million in the same period in 2004. The Corporation repaid debt of $90.0 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil) and paid borrowing fees of $3.5 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Net cash from financing activities was $35.3 million in 2004 as compared to net cash used in financing activities of $31.0 million in 2003. Drawdowns of $65.0 million were made in 2004 (2003 — nil). Borrowing fees of $2.7 million were paid in 2004 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 (2004 — nil).

Net cash used in financing activities was $31.0 million in 2003 as compared to net cash from financing activities of $8.0 million in 2002. Drawdowns of $25.0 million were made in 2002 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 as compared with $5.0 million in 2002. Dividends paid in 2003 decreased to $6.0 million from $12.0 million in 2002.

Off Balance Sheet Arrangements

The Corporation does not currently have any off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The table below sets forth information relating to the Corporation's contractual obligations and commercial commitments as at September 30, 2005.

Contractual Obligations and Commercial Commitments	Within One Year	From 1 to 5 years	More than 5 years	Total
		($million)		
Long Term Debt	–	100.0	–	100.0
Operating Leases(1)	59.8	231.6	128.6	420.0
Purchase Obligations(2)	144.6	–	–	144.6
Other Long Term Obligations(3)	69.1	–	–	69.1
Total	**273.5**	**331.6**	**128.6**	**733.7**

Notes:

(1) Operating leases are the leases of FPSO's and the TPU.

(2) Consists principally of the purchase of flowlines and pipelines and wellheads in OPL90 and OPL225, and pipelines related to the replacement FPSO in OML123 and OML124.

(3) Consists principally of obligations related to two long term rig charters.

Capital Expenditures

The following table sets forth the Corporation's capital expenditures for the periods indicated.

Capital Expenditures	9 Months Ended September 30, 2005	Year Ended December 31 2004	2003	2002
	($million)			
OML 123/124				
Drilling	71.3	77.3	76.2	118.7
Facilities	18.9	48.0	47.4	30.4
Other	9.0	9.8	14.6	12.0
Sub Total	**99.2**	**135.1**	**138.2**	**161.1**
OPL 90/225				
Exploration	–	21.6	0.5	1.7
Okwori development	136.7	133.3	7.6	0.3
Nda development	24.5	–	–	–
Nda extended well test	8.5	4.9	–	–
Other	2.9	5.6	–	3.4
Sub Total	**172.6**	**165.4**	**8.1**	**5.4**
Cameroon	0.6	0.7	3.5	3.2
Gabon	2.4	10.7	–	–
Other	1.3	2.3	4.3	0.7
Total	**276.1**	**314.2**	**154.1**	**170.4**

Budgeted Capital Expenditures

The Corporation has a substantial capital expenditure program for its current properties and new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million for 2006. These budgeted capital expenditures will fund a four rig drilling program (three of which are currently contracted), the Nda field development, replacement of the current OML123 FPSO, redevelopment of the Adanga field and TPU refurbishment, development of the Oron field, development and exploration on the Okwok Property, gas gathering and gas lift infrastructure for associated gas and appraisal activity in Iraq, Cameroon and Gabon. Management believes its cash flow generated from operating activities, its cash and cash equivalents and the net proceeds to the Corporation from the offering will be adequate to fund the Corporation's capital expenditure requirements. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred under the production sharing formula. The estimated development cost per barrel added for selected developments is as follows: Nda field development $9.96 per barrel, Ebughu North East infill $6.75 per barrel, Ebughu East in fill $5.38 per barrel. Of the 2006 budget of $815 million, $152 million is for sustaining activities and $663 million is for growth activities.

Capital Expenditures for the Nine Months Ended September 30, 2005

Total capital expenditures for the nine months ended September 30, 2005 were $276.1 million. For the nine months ended September 30, 2005, total capital expenditures on OML123 and OML124 were $99.2 million, including drilling costs of $71.3 million comprised of $2.8 million for one exploration well and $68.5 million for 20 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $18.9 million, which included $10.0 million for the OML123 FPSO replacement, $4.8 million for redevelopment of the Adanga Platform and $2.0 million for development of the Oron Platform. OML124 oil facilities expenditure was $1.5 million. Other capital expenditures on OML123 and OML124 included capitalized studies of $5.0 million and $4.0 million of office capital expenditure.

For the nine months ended September 30, 2005, total capital expenditures on OPL90 and OPL225 were $172.6 million. Capital expenditures on OPL90 included $8.5 million for the completion of the Nda extended well test and $71.3 million for development drilling costs on the Okwori Property. The other costs of $9.0 million are primarily capitalized interest.

Total capital expenditures of $2.4 million in Gabon for the nine months ended September 30, 2005 primarily related to geological and geophysical studies and the acquisition of seismic data. Total capital expenditures of $0.6 million in Cameroon for the nine months ended September 30, 2005 related to geological and geophysical studies.

Capital Expenditures for the Year Ended December 31, 2004

Total capital expenditures for 2004 were $314.2 million. Total capital expenditures on OML123 and OML124 in 2004 were $135.1 million, including drilling costs of $77.3 million, which related to the drilling of 19 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 in 2004 were $48.0 million, which included $7.8 million for the Ebughu East structure, topsides and oil and gas lines, $6.9 million for the Ebughu North East structure and topsides, $5.6 million for the Oron West extended well test platform and flow line, $9.0 million for the Adanga riser platform, bridge and piping, $3.5 million for the Oron wellhead facility, $2.9 million for the temporary production platform hook-up and $3.7 million on OML124 oil facilities. Other capital expenditures on OML123 and OML124 in 2004 included $6.2 million for capitalized studies and $3.6 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2004 were $165.4 million, including $21.6 million for two exploration wells and $133.3 million for Okwori development costs, which included the completion of two development wells and the fabrication of flow lines from such wells to the OPL90 FPSO.

Total capital expenditures in Gabon in 2004 were $10.7 million, most of which relate to the Topaze exploration well drilled in early 2004, at a cost of $7.0 million. Total capital expenditures of $0.7 million in Cameroon in 2004 related to studies.

Capital Expenditures for the Year Ended December 31, 2003

Total capital expenditures for 2003 were $154.1 million. Total capital expenditures on OML123 and OML124 in 2003 were $138.2 million, including drilling costs of $76.2 million comprised of $23.2 million for the drilling of 3 water injection wells on OML123, $32.6 million for the drilling of 4 development wells on OML123 and $20.4 million for the drilling of 2 development wells on OML124. Facilities costs on OML123 and OML124 were $47.4 million, which included $12.4 million for the Ebughu East structure, topsides and oil and gas lines, $10.1 million for the Ebughu North East structure and topsides, $10.0 million for the Oron West extended well test platform and flow line and $8.0 million for OML 124 oil facilities. Other capital expenditures on OML123 and OML124 included $12.3 million for capitalized studies and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2003 were $8.1 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2003 were $3.5 million relating to the mobilization and demobilization of a seismic team in Cameroon and studies.

Capital Expenditures for the Year Ended December 31, 2002

Total capital expenditure in 2002 were $170.4 million. Total capital expenditures on OML123 and OML124 in 2002 were $161.1 million, including drilling costs of $118.7 million comprised $16.7 million for the drilling of 2 exploration wells on OML123, $66.3 million for the drilling of 16 appraisal and development wells on OML123 and $34.9 million for the drilling of 7 development wells on OML124. Facilities costs on OML123 and OML124 were $30.4 million, which included $12.6 million for two Adanga South flow lines and caissons, $3.8 million for the Ebughu to TMMP pipeline, $3.1 million for the Ebughu to Bogi gas flow line and $3.0 million for the

installation of topsides on Adanga South West. Other capital expenditures on OML123 and OML124 included $9.1 million for capitalized studies, $1.0 million for the conversion of OML123 and OML124 from OPLs to OMLs and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2002 were $5.4 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2002 were $3.2 million relating to the mobilization and demobilization of a seismic team into Cameroon and studies.

Transactions with Related Parties

For the nine months ended September 30, 2005, the Corporation sold $512.3 million of crude oil to ABV. The Corporation also paid $3.5 million in charges to AOG relating to management services, trademark licence and IT support and $11.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2004, the Corporation sold $371.4 million of crude oil to ABV. The Corporation also paid $5.0 million in charges to AOG relating to management services, trademark licence and IT support and $10.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2003, the Corporation sold $386.6 million of crude oil to ABV and paid $5.8 million in charges to AOG relating to management services, trademark licence and IT support.

In 2002, the Corporation sold $284.1 million of crude oil to ABV, incurred $6.2 million in charges to AOG relating to management services, trademark licence and IT support and paid $0.4 million in interest to AOG.

New Accounting Pronouncements

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board ("AcSB") has issued sections:

- 1530, *Comprehensive Income*;
- 3855, *Financial Instruments — Recognition and Measurement*; and
- 3865, *Hedges*.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Adoption of these standards as at September 30, 2005 would not have an impact on the Corporation's Consolidated Financial Statements.

The AcSB issued Section 3831, *Non-Monetary Transactions*, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Critical Accounting Estimates

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004 explains the significant financial accounting policies used by the Corporation. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and effect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and a reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as

a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. See "Petroleum Reserves and Operational Matters". Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can effect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Financial Controls and Risk Management

The Corporation's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Corporation uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(a) **Foreign exchange risk**

The Corporation operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and Naira (Nigerian currency) against the US dollar. The Corporation uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Corporation entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Corporation had bought CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Corporation's Swiss franc denominated general and administrative expenses to US dollars.

(b) **Commodity price risk**

It is the intention of the Corporation to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less and are consistent with the related production estimate. At September 30, 2005, the Corporation had the following crude oil derivative contract outstanding:

	Put Option
Maturity	March 2006
Volume	10 million barrels
Average price	$21.00 per barrel

(c) **Interest rate risk**

The Corporation's exposure to market risk for changes in interest rates relates primarily to the Corporation's long-term debt obligations.

To manage this risk in a cost efficient manner, the Corporation enters into interest rate swaps, in which the Corporation agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge the cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, APNV entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. APNV drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(d) **Credit risk**

Concentrations of credit risk with respect to trade receivables are limited due to the high portion of related party debtors. Historical experience has indicated no problem in collecting accounts receivable from related party companies. Due to these factors, management believes that there is no significant credit risk inherent in the Corporation's trade receivables, beyond amounts provided for specific collection losses.

The Corporation has not experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent).

(e) **Liquidity risk**

The following table represents the estimated fair values of purchased derivative financial instruments considered as non-effective hedges recognized in the consolidated balance sheet as at December 31:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	519	–	–
Oil options	–	–	890
Interest rate swaps	–	(334)	(1,321)

The estimated fair values of purchased derivative financial instruments that are effective hedges as at December 31 are as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	–	(66)	955

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and income tax payable approximate their carrying values.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum Corporation as at November 30, 2005, and as at November 30, 2005 after giving effect to the Pre-IPO Transactions and after giving effect to the Pre-IPO Transactions and the Offering.

	Authorized	Outstanding as at November 30, 2005	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions[3]	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions and the Offering[3,4,5]
Debt[1]				
Short term debt	–	–	$ –	$ –
Long term debt	–	–	$80 million	$80 million
Total debt	–	–	$80 million	$80 million
Share Capital[2]				
Common Shares	Unlimited	CDN$100 (100 shares)	CDN$ • (117,000,100 shares)	CDN$ • (138,000,100 shares)
Preferred Shares	Unlimited	CDN$ – (nil shares)	CDN$ – (nil shares)	CDN$ – (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks lead by BNP Paribas S.A., Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum Corporation's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) Concurrently with the closing of the offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares in the capital of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions" and "Interest of AOG in Material Transactions — Share Transfer Agreement."

(4) Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

(5) The net proceeds to the Corporation from the offering of Offered Shares are estimated to be CDN$ • based on the issuance of 21,000,000 Offered Shares for aggregate gross proceeds of CDN$ • less the Underwriters' fees of CDN$ • and expenses of the offering estimated to be CDN$4.5 million.

DIVIDENDS

Addax Petroleum Corporation intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which Addax Petroleum Corporation's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006.

Under the agreement governing the Credit Facility, APNV is not permitted to pay a dividend or other distribution to the Corporation unless APNV is in compliance with a stipulated net worth test and no default exists under that agreement or would result from payment of the dividend or distribution. In addition, the agreement governing the Credit Facility limits the dividends or distributions that can be paid by APNV in any fiscal year to an amount which is equal to the lesser of (i) 33 per cent of APNV's net profit (as defined in that agreement) for its preceding fiscal year plus amounts which APNV could have paid out in dividends in previous

years after 2003 but which were instead added to APNV's retained earnings, and (ii) 66 per cent of APNV's net profit for its preceding fiscal year. However, the lenders under the Credit Facility have provided waivers permitting APNV to pay up to $120 million in dividends prior to closing of this offering (see "Addax Petroleum — Pre-IPO Transactions") and permitting APNV to pay dividends or other distributions during fiscal 2006 equal to 50 per cent of APNV's net profit for the 2005 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Since January 1, 2002, APNV has made cash dividend payments totalling $82 million. These included a payment of an aggregate amount of $18 million in 2002, none in 2003, $29 million in 2004 and $35 million in the first nine months of 2005. Prior to the closing of the offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long term debt at the November 30, 2005 level of approximately $80 million. Investors who purchase the Common Shares will not be entitled to receive any part of these dividends. APNV has not declared or paid any other dividends since January 1, 2002 and does not intend to declare any additional dividends in respect of the financial results for 2005. The amount of dividends paid historically by APNV as a private company is not indicative of the dividends that Addax Petroleum Corporation will pay in the future. Addax Petroleum Corporation can provide no assurances that it will declare and pay any dividends in the future.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$ • million (CDN$ • million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of the offering. Of the net proceeds, CDN$ • will be used to fund the Corporation's 2006 capital expenditure programs and for working capital purposes and CDN$ • will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and working capital purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions", "Addax Petroleum — Capital Expenditure Program" and "Interest of AOG in Material Transactions — Share Transfer Agreement".

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum Corporation and their current positions and offices with Addax Petroleum Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey[(3)(5)] *Toronto, Ontario*	64	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	56	Chief Executive Officer and Director	2002[(1)]	Officer of APNV. Chief Executive Officer and Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Brian Anderson[3][4] *Kowloon, Hong Kong*	62	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.
James Davie[3][5] *Toronto, Ontario*	62	Director	2005	Director of Brompton Funds, Profico Energy Management Inc., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[3][5] *Dully, Switzerland*	62	Director	2005	Independent Consultant Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group, Ltd.
Gerry Macey[4][5] *Calgary, Alberta*	59	Director	2005	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[4] *Mississauga, Ontario*	54	Director	2005	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and AOG.
Wesley Twiss[3][4] *Calgary, Alberta*	60	Director and Chairman of the Audit Committee	2005	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.
James Pearce *Lagos, Nigeria*	56	Chief Operating Officer, Managing Director of Nigerian Operations	2005	Officer of APNV. General Manager of Deep Water Operations for Chevron Nigeria Ltd., Managing Director of Chevron Oil Congo.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Michael Ebsary *Geneva, Switzerland*	44	Chief Financial Officer	1999	Officer of APNV. Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	52	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Prior thereto, Chairman of Edco Oil & Gas Ltd. and Managing Director, Texaco Limited

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum Corporation in 2005.
(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum Corporation in 2005.
(3) Member of the Audit Committee.
(4) Member of the Technical and Reserves Committee.
(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum Corporation will expire at the next annual meeting of the shareholders to be held in spring 2006.

The officers and directors of Addax Petroleum Corporation, as a group, do not beneficially own, directly or indirectly, any Common Shares. At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business.

The directors and officers of Addax Petroleum Corporation successfully combine entrepreneurial and management skills with extensive financial and international oil industry experience, particularly in the Corporation's strategic region of Africa. The following are the biographies of the directors and senior officers of Addax Petroleum Corporation.

Peter Dey, Chairman

Mr. Dey is the Chairman of Addax Petroleum Corporation. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Workbrain Corporation.

Jean Claude Gandur, Chief Executive Officer and Director

Mr. Gandur is the Chief Executive Officer and a Director of Addax Petroleum Corporation. Mr. Gandur has worked with major commodity traders including Philipp Brothers from 1976 to 1983, where he was Manager of the African/Latin American division; Sigmoil Resources N.V. from 1984 to 1986, where he was the Managing Director; and Kaines SA from 1986 to 1988, where he was the Managing Director. For ten years Mr. Gandur was honorary consul for the Republic of Congo in Geneva. Mr. Gandur was also awarded a diplomatic passport by Senegal. In addition, he has received the decorations of Grand Officer of the Lion Order of Senegal and Commander of the National Order of Benin. Mr. Gandur is one of the founders of AOG, of which he is Chief Executive Officer and Chairman of the Advisory Board. Mr. Gandur is also the Non-Executive Chairman of AXMIN Inc. Mr. Gandur is a Swiss citizen and studied law at the University of Lausanne, Switzerland.

Brian Anderson, Director

Mr. Anderson is a Director of Addax Petroleum Corporation. Before retiring in 2000, Mr Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

Mr. Anderson, who was formerly Managing Director of Shell Petroleum Development Company of Nigeria, is a defendant, along with companies in the Royal Dutch Shell group of companies, named in various civil suits filed in the United States starting in the mid-1990s under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The actions relate to the alleged role of Shell and Mr. Anderson in human rights abuses and executions of Ken Saro-Wiwa and other Nigerian individuals by the Nigerian government during a period of civil unrest in Nigeria. Mr. Anderson believes these claims to be wholly without merit and is fully defending himself. This litigation does not involve or relate to the Corporation.

James Davie, Director

Mr. Davie is a Director of Addax Petroleum Corporation. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich, Director

Mr. de Heinrich is a Director of Addax Petroleum Corporation. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate in Beldi & Cie S.A., a Geneva based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and since then has been the Vice Chairman of its supervisory board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

Gerry Macey, Director

Mr. Macey is a Director of Addax Petroleum Corporation. Mr. Macey has over 31 years of oil and gas industry experience. In particular, from 2002 to March 2004, he served as Executive Vice President and President, International New Ventures Exploration Division, of EnCana Corporation, and from 1999 to 2002, he served as Executive Vice President, Exploration, of PanCanadian Petroleum Corporation. Mr. Macey holds a Bachelor of Science degree in geotechnical science from Loyola College in Montreal and a Master of Science degree in geology from Ottawa Carleton University. Mr. Macey is also a director of Verenex Energy Inc. and PanOrient Energy Corp.

Afolabi Oladele, Director

Mr. Oladele is a Director of Addax Petroleum Corporation. Mr. Oladele has over 25 years experience in the oil and gas industry. He worked from 1977 to 1988 for NNPC in the marketing department and from 1988 to 1999 for National Petroleum Investment Management Services (NAPIMS) latterly as Group Executive Director, Refining and Petrochemical. Since 1999, he has been Vice President, Oil & Gas for Capital Alliance Nigeria. Mr. Oladele is also Chairman, Subsurface Assets Management Co, Chairman, Formwork Ltd, Director, Freezone Fabrication International Oil & Gas Facilities Fabrication Co, Director, Dorman Long Engineering Co, Director, Sudelletra Nigeria Ltd, and Director, AOG. Mr. Oladele is a citizen of Nigeria and studied

Chemical Engineering at the University of Ife followed by Petroleum Economics at the French Petroleum Institute (IFP) in Paris and a post Graduate Diploma in Energy Modelling and Large Scale Planning Systems at the University of Southern California. Mr. Oladele also has a Certificate in Applied International Management IFL from Sigtuna, Sweden.

Wesley Twiss, Director

Mr. Twiss is a Director of Addax Petroleum Corporation and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Canadian Oil Sands Trust, Keyera Facilities Income Fund, Enbridge Income Fund, Hydrogenics Corporation and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Adminstration from the University of Western Ontario.

James Pearce, Chief Operating Officer and Managing Director of Nigerian Operations

Mr. Pearce is the Chief Operating Officer of Addax Petroleum Corporation and Managing Director for Addax Petroleum Development (Nigeria) Limited. Mr. Pearce is responsible for all of Addax Petroleum's upstream activities in Nigeria including new ventures, exploration, new fields development and operations. Mr. Pearce joined Addax Petroleum in May, 2005 after 30 years with various Chevron subsidiaries. He has held many positions with Chevron including Chief Engineer in Sumatra Indonesia, Manager, Petroleum Engineering in Lagos, Nigeria, General Manager, Asset Development in Luanda, Angola, Managing Director in the Republic of Congo, and most recently General Manager, Deepwater in Lagos, Nigeria. In his most recent assignment with Chevron he was responsible for all deep-water operations in Nigeria including the multi-billion dollar development of the giant Agbami field.

Mr. Pearce holds a PhD in Mechanical Engineering from the California Institute of Technology and has received two US Patents for innovative drilling platform concepts for arctic operations. Mr. Pearce is a Member of the Society of Petroleum Engineers and was past Chairman of the Lagos Chapter. He has published in both international and American journals and has made numerous technical presentations at major conferences.

Michael Ebsary, Chief Financial Officer

Mr. Ebsary is the Chief Financial Officer of Addax Petroleum Corporation. Mr. Ebsary worked at the Bank of Nova Scotia from 1986 to 1987 and the Bank of Montreal from 1987 to 1989, prior to joining the international upstream oil business with Occidental in London in 1989. Following the acquisition of Occidental's U.K. assets by Elf, Mr. Ebsary was appointed Treasurer of Elf Petroleum UK in 1991. In 1994, Mr. Ebsary was transferred to Elf's head office in Paris to the role of Senior Manager, Project Finance, during which time his responsibilities included major project financings in emerging markets, particularly in Nigeria, Chad and Cameroon. Mr. Ebsary joined the Corporation in 1998 and became Chief Financial Officer in 1999. Mr. Ebsary is a citizen of both Canada and the United Kingdom and studied mathematics and statistics, followed by an MBA in finance and accounting, at Queen's University at Kingston, Canada.

David Codd, Chief Legal Officer and Corporate Secretary

Mr. Codd is the Chief Legal Officer and Corporate Secretary of Addax Petroleum Corporation. Mr. Codd has over 25 years experience in the international oil industry. After qualifying with a major UK law firm, Mr Codd worked from 1980 to 1984 for Burmah Oil. In 1984 he joined Britoil Plc as Senior Legal Adviser. Following two years with ConocoPhillips in the UK, in 1990 he was appointed General Counsel to Texaco's integrated operations in the UK. From 1999 to 2001 Mr. Codd was Managing Director of Texaco in the UK, being Texaco's senior corporate representative in the UK with business responsibility for Texaco's regional upstream Business Development. Following Texaco's merger with Chevron, Mr. Codd was Chairman of a start up company engaged in project development work in the Middle East until he joined the Corporation in February 2005. Mr. Codd is a member of Council of the Energy Institute in the UK and a Trustee of the Energy, Petroleum, Mineral and Natural Resources Education Trust. Mr. Codd is a citizen of the United Kingdom and is a solicitor with an MA (Jurisprudence) and a BCL both from Oxford University.

MANAGEMENT

The following are the biographies of the senior management of Addax Petroleum:

Ian Leslie Blair

Mr. Blair is the Managing Director, Nigeria New Ventures at Addax Petroleum. Mr. Blair has 30 years experience in finance and has worked for such companies as Enterprise Oil and British Gas E&P in Vietnam and, immediately prior to joining Addax Petroleum in 1998, Hardy E&P in India. In 1974, Mr. Blair obtained an M.A. in accountancy and economics from Aberdeen University in Scotland and is a Fellow of the UK Association of Chartered Certified Accountants.

Jacobus Blommerde

Mr. Blommerde joined Addax Petroleum as a Senior Production Technologist in February 2000. In January 2001, Mr. Blommerde was promoted to Manager of Production Technologists. Mr. Blommerde has over 32 years of experience in the oil and gas industry, primarily with Shell. In 1972, Mr. Blommerde obtained an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Robert Bulstra

Mr. Bulstra has worked with Addax Petroleum since April 2004 as the Manager, Corporate Gas. Mr. Bulstra has over 27 years of experience in exploration and production, of which 19 years was overseas. During that time, he has worked primarily for Shell. Mr. Bulstra holds an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Joop Cornelissen

Mr. Cornelissen joined Addax Petroleum in October 2005. Mr. Cornelissen has over 30 years experience in the petroleum industry and has worked overseas for companies such as Shell, Wintershall Libya, Al Furat Petroleum Company and ABB – Lummus Global. Mr. Cornelissen obtained an M.Sc. in chemical engineering from the University of Amsterdam in the Netherlands.

Douglas Cowieson

Mr. Cowieson joined Addax Petroleum as Finance Manager in October 1999. Mr. Cowieson has over 23 years of finance experience in the oil and gas industry and has worked for such companies as BHP Petroleum, Sun Exploration & Production Company and Total Oil Marine. In 1975, Mr. Cowieson obtained a B.A. in accounting from Middlesex Polytechnic University in London, United Kingdom.

Pradeep Kabra

Mr. Kabra joined Addax Petroleum in May 2002 as a New Ventures Project Manager. Mr. Kabra has over 17 years of experience in the oil and gas industry, with companies such as Lundin Oil AB, IPC Ltd. and Dublin International Petroleum Limited. Mr. Kabra obtained a Bachelor of Law's degree from Delhi University in Delhi, India. He also has qualified as a chartered accountant with the Institute of Chartered Accountants of India.

Yannis Korakakis

Mr. Korakakis joined Addax Petroleum and is General Manager Assets of Nigerian Operations based in Lagos. Mr. Korakakis has over 17 years of experience in the petroleum industry, including 3 years of academic experience. Mr. Korakakis has worked in Nigeria, the United Kingdom and the Netherlands, primarily with Shell. Mr. Korakakis holds an M.Sc. in petroleum engineering from The Mining University Leoben in Austria.

Giel Krijger

Mr. Krijger is Corporate Head of Reservoir Engineering and joined Addax Petroleum in October 1999. Mr. Krijger has over 29 years experience in exploration and production, including 21 years of experience overseas primarily with Shell. Mr. Krijger holds an M.Sc. in aeronautical engineering from Delft University of Technology in the Netherlands.

George Maxwell

Mr. Maxwell joined Addax Petroleum in January 2005 as General Manager Banners Services for the Nigerian Operations. Mr. Maxwell has over 20 years of experience in the petroleum industry having held senior positions in Europe, the United States and the Far East with Texaco and ABB Vetco Gray. Mr. Maxwell is qualified in business studies and accounting.

Philippe Probst

Mr. Probst joined Addax Petroleum in 2000 as Manager, New Ventures. Mr. Probst has over 25 years of experience in the management, planning and economics of petroleum industry projects, primarily with Shell. Mr. Probst holds a Ph.D in geology from the Geologic Institute of the University of Bern in Switzerland.

Patrick Spollen

Mr. Spollen joined Addax Petroleum in November 2004 and is commercial manager. Mr. Spollen has 24 years of experience in the petroleum and finance industries and has worked for various organizations including ERC Energy Resource Consultants, CIBC World Markets and the Deutsche Bank in London. Mr. Spollen holds an M.Sc. in petroleum engineering from Imperial College London and an MBA from the London Business School.

Paul Van Maren

Mr. Van Maren is a senior production geologist with Addax Petroleum and was recently promoted to the position of Corporate Head of Geology and Geophysics. Mr. Van Maren has 24 years experience in the oil and gas industry, which includes 18 years experience with Shell. Mr. Van Maren obtained an M.Sc. in geology from the Rijksuniversiteit Leiden in the Netherlands.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table presents, for the most recently completed financial year of the Corporation, the remuneration of the executive officers in place during 2005.

2005 Summary Compensation Table

Name and Principal Position	Annual Compensation[1][9]		
	Salary (CHF)	Bonus (CHF)	Other Annual Compensation (CHF)
Jean Claude Gandur[2][3] *Chief Executive Officer*	148,752	150,000	22,313
Michael Ebsary[2][3] *Chief Financial Officer*	436,000	585,000	65,400
Evert Jan Mulder[2][3][5][6] *Chief Operating Officer*	470,005	805,000	94,500
James Pearce[2][3][4][7] *Managing Director, Nigeria*	220,000	200,000	284,475
Leslie Blair[2][3][8] *Business Development Manager, Nigeria*	256,200	118,400	179,340

Notes:

(1) Based on the noon buying rate in New York City for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate for one Swiss franc, expressed in United States dollars was $1.245945 in 2005.

(2) Bonus amounts include compensation for performance in 2005 payable in 2006.

(3) Messrs. Gandur, Ebsary, Mulder, Pearce and Blair participated in the Corporation's non-contributory pension plan and the Corporation's Accident Insurance Plan which is included in "Other Annual Compensation".

(4) Mr. Pearce was paid a hardship allowance and a sign-in bonus which are included in "Other Annual Compensation".

(5) Mr. Mulder received an accommodation allowance which is included in other annual compensation.

(6) Mr. Mulder's employment with the Corporation ended effective December 31, 2005.

(7) Mr. Pearce's employment with the Corporation began May 1, 2005 (8 months in 2005).

(8) Mr. Leslie Blair was paid a hardship allowance which is included in "Other Annual Compensation".

(9) Mr. David Codd was hired as Chief Legal Officer on February 7, 2005.

Stock Options

The Corporation has not granted any options or Common Share allocations during the fiscal year ended December 31, 2005 or any time prior to that date and does not intend to grant any options in the future.

Employment Agreements

The Corporation has entered into employment agreements with each of Messrs. Pearce, Ebsary and Codd. The employment agreements are for an indefinite period subject to termination by either party on nine months notice. The employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation.

The annual base salaries under the employment agreements as of September 30, 2005 were: CHF 148,800 for Mr. Gandur; CHF 500,000 for Mr. Ebsary; CHF 330,000 for Mr. Pearce; CHF 255,000 for Mr. Codd; plus an accommodation allowance of CHF 18,000/year; and Mr. Pearce receives an expatriate allowance of CHF 115,000 plus free housing and cars in Nigeria and three home leave flights for himself and his family.

The Corporation has also entered into a services agreement with AOG, effective January 1, 2006, and terminable on nine months notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services is $1.1 million per annum, subject to adjustment in certain circumstances.

Compensation of Directors

During the fiscal year ended December 31, 2005, the Corporation did not pay any directors fees. However, during the fiscal year ended December 31, 2005, management committee fees were paid by Addax Petroleum N.V. to certain of the individuals who were appointed directors of the Corporation on December 4, 2005 as follows: $30,000 to each of Mr. Anderson and Mr. Macey; $37,500 to Mr. Twiss; $52,000 to Mr. Gandur; and $60,000 to Mr. Dey.

During the fiscal year ended December 31, 2004, the Corporation did not pay any directors fees. However, the Corporation did pay $36,593 to ABN Amro Trust Company Curaçao Ltd. with respect to the services as directors provided to the Corporation by Gerben Wardenier, Francisca Pinedo Sluis and Susanna Panneflek.

Directors of the Corporation are eligible to receive Common Share allocations. During 2004 and 2005, no options to purchase Common Shares or Common Share allocations were granted. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee, of the Board, the Board of Directors has implemented remuneration and reimbursement arrangements for its directors that reflect current market practices and align the interests of directors with those of shareholders. The Board of Directors has approved remuneration for each director (other than Mr. Gandur) in the amount of $100,000 per annum, with a further $20,000 per annum for committee chairs and $10,000 per annum for committee participation, plus reimbursement of expenses and compensation of $200,000 per annum to the Chairman of the Board. At least $40,000 of each director's annual base compensation will be paid in Common Shares and each director may elect to receive additional Common Shares in lieu of cash compensation. The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the director otherwise elects to receive Common Shares.

Addax Petroleum Corporation intends to adopt share ownership guidelines for directors requiring each director, within a certain period after becoming a director of Addax Petroleum Corporation, to hold a minimum number of Common Shares.

The Corporation plans to obtain directors' and officers' liability insurance to a maximum of $50,000,000 per claim, subject to an aggregate annual limit of $50,000,000 for all directors and officers. This policy will cover all directors and officers and various senior managers of the Corporation and its subsidiaries. The deductible applicable to the policy will be determined through negotiations with the proposed insurance provider. The premium payable by the Corporation is currently also under discussion by management with the proposed insurance provider. Neither directors nor officers nor managers will pay any portion of the premium.

COMMON SHARE INCENTIVE PLAN

Currently, all Common Shares of Addax Petroleum Corporation are owned by AOG. Addax Petroleum Corporation intends to adopt an incentive share ownership plan, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation. The number of Common Shares issuable pursuant to this Common Share Incentive Plan will not exceed 10 per cent of the total number of outstanding Common Shares. Under the Common Share Incentive Plan, Common Shares may be issued to directors, officers, employees of, and other service providers to, the Corporation in such numbers and with vesting provisions as the Board may determine. After adoption of the Common Share Incentive Plan by the directors of the Corporation, implementation of the Plan will be subject to the approval of shareholders of the Corporation in accordance with the requirements of the TSX.

The Common Share Incentive Plan will provide that if a recipient ceases to be a director, officer, or employee of, or service provider to, the Corporation or any of its subsidiaries any Common Shares that have not vested will revert to the Corporation except in certain limited circumstances.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum Corporation recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Audit Committee

The purpose of the audit committee will be to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

THE ADDAX AND ORYX GROUP LTD.

AOG may be considered to be a promoter of Addax Petroleum Corporation in that it took the initiative in founding the business of Addax Petroleum N.V. and incorporating and organizing Addax Petroleum Corporation. AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum Corporation, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 60,030,000 common shares of APNV, representing all of its issued and outstanding common shares and 100 Common Shares of Addax Petroleum Corporation, representing all of its issued and outstanding common shares. After giving effect to this offering and the Pre-IPO Transactions, AOG will beneficially own, directly or indirectly, and exercise control or direction over 107,400,100 Common Shares of Addax Petroleum Corporation representing approximately 77.8 per cent of the issued and outstanding Common Shares before giving effect to the exercise of the Over-Allotment Option (or approximately 76.7 per cent if the Over-Allotment Option is exercised in full).

After the closing of this offering, AOG will hold a majority of the shares in the Corporation. It is the intention of AOG, post-closing of this offering, to hold an extraordinary meeting of its shareholders and to propose a reorganization of AOG that will give shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. Following this transaction (if the exchange right is exercised by some AOG shareholders), the shareholding percentage of AOG in the Corporation will be reduced. AOG expects to continue to hold, at a minimum, a large minority stake in the Corporation after this reorganization, if it occurs. See "Plan of Distribution".

AOG has three shareholders who each beneficially own, directly or indirectly, or exercise control or direction over, 10 per cent or more of AOG's outstanding shares. These shareholders are Hydromel Financial Corp., Leblesmouti Trust and Southwind Trust. The beneficial owner of Hydromel Financial Corp. is Jean Claude Gandur, the Chief Executive Officer and a director of Addax Petroleum Corporation. The named beneficiary of the Leblesmouti Trust, which is discretionary and irrevocable, is Frederique Lorenceau and her two children. The Southwind Trust is a discretionary trust whose beneficiaries are the family of Stephen de Heinrich, a director of the Corporation. None of Hydromel Financial Corp., Leblesmouti Trust or Southwind Trust individually holds 50 per cent or more of AOG's outstanding shares.

Addax France SARL ("**AFSARL**") was an approved lifter under the United Nations Oil-for-Food Programme. AFSARL is an affiliate of the Corporation, as they are both controlled by AOG, though the companies are otherwise separate and distinct. AFSARL had entered into several contracts with the Iraqi Government to lift oil throughout various stages of the Oil-for-Food Programme, lifting an aggregate of 11.8 mmbbls from 1997 to 2000. Under a contract numbered M/08/57, AFSARL had the right to lift 1.5 million barrels, 1.2 million barrels of which were lifted up to September 2000. When approximately 300,000 barrels of oil remained to be lifted under contract M/08/57, the Iraqi authorities informed AFSARL that it would be required to pay a surcharge of approximately $60,000 (equivalent to a surcharge of $0.20 per barrel) that was not permitted under the Programme. AFSARL refused to pay the surcharge and no further liftings were made by AFSARL under that contract or any other contract under the United Nations Oil-for-Food Programme. In the Report on the Manipulation of the Oil-for-Food Programme, AFSARL is listed as a contracting company on a contract for which a surcharge payment of $60,262 was made. The payment was purportedly made under contract M/08/57 in October 2001 (more than one year after AFSARL had lifted any oil from Iraq) by a company named Petroline Fzc. AOG believes that, upon AFSARL's refusal to make an illicit payment, Iraqi officials assigned the benefit of the contract to Petroline Fzc., without removing AFSARL's name as contracting party. No company within the AOG group has ever had any relationship with Petroline Fzc. and this company and its directors and officers are unknown to the AOG group. No AOG group company has ever participated in any payments that would contravene the rules of the United Nations Oil-for-Food Programme. Issues arising from the United Nations Oil-for-Food Programme are also the subject of investigations by national authorities. The Corporation does not believe that AOG will be the subject of any governmental action in connection with the report or the programme.

INTEREST OF AOG IN MATERIAL TRANSACTIONS

AOG owns, directly or indirectly, all of the outstanding common shares of APNV prior to the closing of this offering and the Pre-IPO Transactions.

Addax Petroleum has entered into or will enter into, prior to the closing of this offering the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Prior to the closing of this offering, Addax Petroleum Corporation will have only 100 Common Shares outstanding, and will have no assets other than the $100 paid on the issuance of such shares. Addax Petroleum Corporation and a subsidiary of AOG will enter into the Share Transfer Agreement under which Addax Petroleum Corporation will acquire full legal and beneficial ownership of all of the outstanding shares of Addax Petroleum N.V. at the time this offering closes. See "Addax Petroleum — Pre-IPO Transactions". In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum Corporation, the AOG subsidiary will receive the equivalent of 120,000,000 Common Shares, with such consideration to be satisfied by a combination of 117,000,000 Common Shares and cash in the amount of $ ● . The number of Common Shares to be received by the AOG subsidiary under the Share Transfer Agreement was determined by dividing the cash component to be received by the AOG subsidiary by the Net Offering Price and subtracting the resulting quotient from 120,000,000. The effect of this manner of determining such consideration is to ensure that the AOG subsidiary receives the same Net Offering Price per share as the Corporation and AOG have negotiated with the Underwriters for the purposes of this offering. The terms and conditions of the Share Transfer Agreement will be approved on behalf of Addax Petroleum Corporation solely by directors who are independent of AOG. The terms and conditions of the Common Shares to be received by the AOG subsidiary are the same as the terms and conditions of the Common Shares offered hereunder. See "Description of Share Capital".

The Crude Oil Supply Agreements

Historically, the Corporation has employed the crude oil marketing services of ABV and sold to ABV, on an arm's length basis, all of the crude oil produced from its operations including the entitlement of NNPC and, in the case of Antan Blend, from time to time the entitlement of the OML114 Parties. The Corporation will continue the relationship as it makes available to the Corporation the specialized expertise of ABV in marketing West African crude oils.

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and

(iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. Under the agreements amending the Crude Oil Supply Agreements each dated November 2005, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG, including the Corporation. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the initial duration of the Management Services Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The fee to be paid under the contract is $2.5 million per year for the term.

Agreement for Services of Jean Claude Gandur

APS has entered into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1.1 million per annum, subject to adjustment in certain circumstances.

Unless terminated for a breach of terms, this agreement shall continue in force unless and until terminated by nine months prior notice given at any time by either party.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement provides the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

Unless terminated for a breach of terms, the initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG has agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

• participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of Addax Petroleum Corporation or APNV, and no associate or affiliate of Addax Petroleum Corporation or APNV, respectively, has or has had any material interest in any transaction which materially affects Addax Petroleum Corporation or APNV.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited and Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of Addax Petroleum Corporation. In particular, certain of the directors of Addax Petroleum Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum Corporation. See "Directors and Officers". The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of the Underwriting Agreement, Addax Petroleum Corporation has agreed to issue and sell 21,000,000 Offered Shares at a price of CDN$ • per Offered Share to the Underwriters for a total consideration of CDN$ • , and the Underwriters have severally agreed to purchase such Offered Shares, as principals, on February 15, 2006 or such other date as may be agreed upon by the parties to the Underwriting Agreement, but not later than March 15, 2006. In consideration of the services provided in connection with this offering, Addax Petroleum Corporation will pay the Underwriters a fee of CDN$ • per Offered Share.

Addax Petroleum Corporation has granted to the Underwriters the Over-Allotment Option, exercisable for a period ending 30 days after closing, to purchase up to an additional 2,100,000 Common Shares at a price of CDN$ • per Common Share to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, Addax Petroleum Corporation will be obligated to sell such Common Shares and will receive additional net proceeds of CDN$ • after deducting fees to the Underwriters of CDN$ • . This prospectus also qualifies for distribution any Common Shares that are issued pursuant to the exercise of the Over-Allotment Option.

There is currently no market for the Common Shares. Accordingly, the terms of the offering were established by negotiation among the Underwriters, Addax Petroleum Corporation and AOG.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Offered Shares agreed to be purchased under the Underwriting Agreement if any Offered Shares are purchased under the Underwriting Agreement. Addax Petroleum Corporation and AOG have agreed to indemnify the Underwriters, their directors, officers, employees and agents against certain liabilities including civil liabilities under applicable securities legislation or will contribute to payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase

permitted under the Universal Market Integrity Rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in accordance with Rule 144A or an exemption from, or in a transaction not subject to, the 1933 Act and in compliance with applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the offering, an offer or sale of additional Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Addax Petroleum Corporation and AOG have agreed that they will not, without the prior consent of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale or resale any Common Shares (or any securities giving the right to acquire Common Shares) other than the sale of the Common Shares pursuant to the exercise of the Over-Allotment Option or agree to or announce the intention to do so at any time prior to the date which is 180 days following closing of this offering. However, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. have consented to (i) the transfer of up to 9.6 million of the Common Shares owned by AOG after the Pre-IPO Transactions to current and former directors, officers and employees of the Corporation and (ii) the distribution of Common Shares by AOG pursuant to the potential reorganization of AOG described under "The Addax and Oryx Group Ltd.", provided that the recipients of such Common Shares enter into an agreement satisfactory to the Underwriters to be bound by equivalent restrictions as set forth above on the disposition of the Common Shares they have received.

The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all requirements of the TSX, including distribution of Common Shares to a minimum number of public security holders.

RELATIONSHIP BETWEEN THE CORPORATION AND RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to APNV under the Credit Facility. Accordingly, the Corporation may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation.

As at November 30, 2005, $80 million was owed to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the distribution were made solely through negotiations among the Corporation, AOG, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the issuance, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum Corporation, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum Corporation remaining upon the liquidation of Addax Petroleum Corporation after the creditors of Addax Petroleum Corporation have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum Corporation prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum Corporation, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

PRIOR SALES

Addax Petroleum Corporation has not issued any Common Shares in the 12 month period prior to the date of this prospectus, except 100 Common Shares issued to AOG on November 23, 2005 for cash consideration of CDN$100 in connection with the incorporation and organization of Addax Petroleum Corporation. APNV has not issued any Common Shares in the 12 month period prior to the date of this prospectus.

MATERIAL CONTRACTS

A copy of the Underwriting Agreement, the Share Transfer Agreement, and the Non-Competition Agreement will be filed with the Alberta Securities Commission and the Ontario Securities Commission and will be available for inspection during normal business hours at Addax Petroleum Corporation's registered office in Calgary, Alberta and at the offices of Fasken Martineau DuMoulin LLP, in Toronto, Ontario during the period of distribution.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business and the location of its primary assets and business operations. A prospective investor should consider carefully the risks and uncertainties set out below in addition to the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected.

Risks relating to the business of the Corporation

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is

capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation's operations are subject to potential losses that may not be covered by insurance.

The exploration for, and the production, storage, transportation and marketing of oil involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, uncontrollable flows of oil, natural gas well fluids or water, adverse weather conditions, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. The Corporation's offshore production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather or tidal conditions. These hazards can cause substantial damage to facilities and interrupt production. The impact that any of these risks may have upon the Corporation is increased because of the large contribution made to the Corporation's overall production by a few select properties.

The Corporation is insured against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations or cash flows. Furthermore, the Corporation cannot predict whether insurance will continue to be available at a reasonable cost or at all.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, Addax Petroleum will continue to rely on ABV to purchase and sell all of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, although, as discussed under "The Addax and Oryx Group Ltd.", neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation. See "The Addax and Oryx Group Ltd." and "Interest of AOG in Material Transactions".

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If

Addax Petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Addax Petroleum. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of Addax Petroleum to access sufficient capital for its operations could have a material adverse effect on Addax Petroleum's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to two Nigerian trade unions, Nupeng and Pengassan, which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff in Nigeria. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations in Nigeria could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for

the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date Addax Petroleum's exploration and development activities have principally been based in Nigeria and nearby areas in West Africa, and Addax Petroleum's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. Addax Petroleum may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If Addax Petroleum engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, Addax Petroleum could lose the cost of floors or ceilings or a fixed price could limit Addax Petroleum from receiving the full benefit of commodity price increases. If Addax Petroleum enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq Property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain

aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected. See "Properties and New Ventures — Nigeria Country Discussion".

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria. It is also currently pursuing exploration and development activities in Cameroon, Gabon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, change or nullification of existing contracts or royalty rates, changing taxation policies or interpretations, foreign exchange restrictions, inflation, changing political conditions, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection

with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. The Joint Border Commission between the governments of Nigeria and Cameroon has not reached a decision about how the Corporation's operations will be treated. Accordingly, the Corporation may be materially adversely affected by a decision of the Joint Border Commission.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current

investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. See "Middle East and North Africa — Middle East New Ventures — Iran". Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export-import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Risks relating to the Common Shares

Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.

Prior to this offering, there has been no public market for the Common Shares. The Corporation has applied to have its Common Shares listed on the TSX. The Corporation cannot predict the extent to which an active market for the Common Shares will develop or be sustained after the offering, or how the development of such a market might affect the market price for the Common Shares. An illiquid market for the Common Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment.

The initial public offering price has been determined by negotiation among the Corporation, AOG and the Underwriters based on a number of factors, including market conditions in effect at the time of the offering, that may not be indicative of future performance. The market price of the Common Shares may fall below the offer price or could fluctuate substantially due to a number of factors.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

Upon completion of this offering, AOG will own 107,400,100 Common Shares and control approximately 77.8 per cent (76.7 per cent if the Over-Allotment Option is exercised in full) of the aggregate voting shares of the Corporation which will allow AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. It is likely that AOG will have sufficient voting power to, among other things, amend the articles and by-laws of the Corporation, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

Although the Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, it is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the offering, the Corporation and AOG have agreed to certain restrictions on the sale or other disposition of the Common Shares for a period of 180 days from the date of closing of this offering, subject to certain exceptions. See "Plan of Distribution". The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the lock-up period. In particular, there can be no assurance that AOG will not reduce its holding of Common Shares or dividend or otherwise distribute the Common Shares it holds to the beneficial owners of AOG. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

Following the closing of the offering, the Corporation will hold all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to Addax Petroleum Corporation and APNV, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

LEGAL PROCEEDINGS

Neither Addax Petroleum Corporation nor APNV is a party to, nor are any their respective properties subject to, any material legal proceedings nor are any such proceedings known by the Addax Petroleum Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum Corporation and APNV, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum Corporation and APNV are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP, Netherland, Sewell & Associates, Inc. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum Corporation or APNV or any of their respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Common Shares) less than one per cent of the securities of Addax Petroleum Corporation or APNV and their respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum Corporation or APNV or of any of their respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum N.V.'s (the "**Corporation**") reserves data as at September 30, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated forecast net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at September 30, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

By: "Frederic D. Sewell"
Frederic D. Sewell

Dated: December 6, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: December 6, 2005

AUDITORS' CONSENT

We have read the base PREP prospectus of Addax Petroleum Corporation (the "**Corporation**") dated February 7, 2006 relating to the sale and issue of 21,000,000 common shares of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of February 7, 2006).

We also consent to the use in the Prospectus of our report to the directors of the Corporation and the directors of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of February 7, 2006).

Calgary, Alberta
February 7, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of
Addax Petroleum Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "APC" to the audited balance sheet of the Corporation as at November 30, 2005 and found them to be in agreement. The Corporation has yet to commence operations and no statements of operations exist for any period.
2. Compared the figures in the columns captioned "APNV" to the unaudited consolidated financial statements of Addax Petroleum N.V. as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2004 and for the year then ended and found them to be in agreement.
3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

   The officials of the Corporation:
   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.
4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "APNV" as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "APC Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
February 7, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
ASSETS				
Current				
Cash and cash equivalents	–	8,536	249,820	258,356
Accounts receivable	–	129,892	–	129,892
Inventories	–	65,190	–	65,190
Prepaid expenses	–	12,819	–	12,819
	–	216,437	249,820	466,257
Future income taxes	–	175,529	–	175,529
Deferred financing charges	–	5,580	–	5,580
Property, plant and equipment	–	471,944	–	471,944
	–	653,053	–	653,053
TOTAL	–	869,490	249,820	1,119,310
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	–	175,447	–	175,447
Income taxes payable	–	146,105	–	146,105
	–	321,552	–	321,552
Asset retirement obligations	–	24,745	–	24,745
Future income taxes	–	87,225	–	87,225
Other long-term liabilities	–	25,655	–	25,655
Long-term debt	–	100,000	–	100,000
	–	237,625	–	237,625
Shareholders' equity				
Share capital	–	20,010	291,457	311,467
Retained earnings	–	290,303	(41,637)	248,666
	–	310,313	249,820	560,133
	–	869,490	249,820	1,119,310

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	524,093	–	524,093
Royalties	–	(103,391)	–	(103,391)
Net sales	–	420,702	–	420,702
Other income	–	1,793	–	1,793
Total net revenue	–	422,495	–	422,495
EXPENSES				
Operating	–	87,536	–	87,536
General and administrative	–	18,178	–	18,178
Interest on long-term debt	–	1,722	–	1,722
Other interest and finance charges	–	520	–	520
Depletion, depreciation and accretion	–	77,225	–	77,225
Impairment of property, plant and equipment	–	3,818	–	3,818
Foreign exchange loss (gain)	–	389	–	389
Total expenses	–	189,388	–	189,388
Income before provision for income taxes	–	233,107	–	233,107
Provision for income taxes				
Current	–	(140,419)	–	(140,419)
Future	–	(30,064)	–	(30,064)
	–	(170,483)	–	(170,483)
Net income	–	62,624	–	62,624
Earnings per share (note 3)				$ 0.45

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	840,562	–	840,562
Royalties	–	(139,777)	–	(139,777)
Net sales	–	700,785	–	700,785
Other income	–	1,290	–	1,290
Total net revenue	–	702,075	–	702,075
EXPENSES				
Operating	–	104,009	–	104,009
General and administrative	–	11,282	–	11,282
Interest on long-term debt	–	1,946	–	1,946
Other interest and finance charges	–	398	–	398
Depletion, depreciation and accretion	–	108,120	–	108,120
Foreign exchange loss (gain)	–	834	–	834
Total expenses	–	226,589	–	226,589
Income before provision for income taxes	–	475,486	–	475,486
Provision for income taxes				
Current	–	(256,904)	–	(256,904)
Future	–	(50,582)	–	(50,582)
	–	(307,486)	–	(307,486)
Net income	–	168,000	–	168.000
Earnings per share (note 3)				$ 1.22

ADDAX PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "**Pro Forma Financial Statements**") of Addax Petroleum Corporation (the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a base PREP prospectus relating to the initial public offering of common shares of the Corporation.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Corporation as at November 30, 2005; and
- The audited consolidated financial statements of Addax Petroleum N.V. ("**APNV**") as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the unaudited consolidated financial statements of APNV as at and for the nine month period ended September 30, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of APNV's audited consolidated financial statements as at and for the year ended December 31, 2004.

Other information which was available at the time of preparation of the Pro Forma Financial Statements has also been considered. In the opinion of management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

2. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2005 while the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 give effect to the following transactions as if they had occurred on January 1, 2004.

2.1 The initial public offering of 21,000,000 common shares of the Corporation for net proceeds of $291,457,000.

2.2 Concurrently with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of APNV by the Corporation in exchange for 117,000,000 common shares and cash consideration of $41,637,000.

3. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been calculated using 138,000,100 outstanding common shares.

AUDITORS' REPORT

To the directors of
Addax Petroleum Corporation and Addax Petroleum N.V.:

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 2, 2005
(except as to Note 18
which is as of February 7, 2006)

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM N.V.

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)	(US $000's)	
ASSETS			
Current			
Cash and cash equivalents	8,536	3,882	56,008
Accounts receivable (note 17)	129,892	65,758	39,251
Inventories (note 10)	65,190	16,797	15,647
Advance to shareholder	–	–	2,000
Prepaid expenses	12,819	14,036	8,085
	216,437	100,473	120,991
Future income taxes (note 9)	175,529	15,990	15,632
Deferred financing charges	5,580	2,750	–
Property, plant and equipment (note 3)	471,944	497,682	296,934
	653,053	516,422	312,566
	869,490	616,895	433,557
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current			
Accounts payable and accrued liabilities	175,447	203,843	107,464
Income taxes payable (note 9)	146,105	60,520	71,598
Deferred revenue	–	2,530	5,594
	321,552	266,893	184,656
Asset retirement obligations (note 4)	24,745	12,268	11,953
Future income taxes (note 9)	87,225	88,549	91,560
Other long-term liabilities (note 14)	25,655	6,872	1,699
Long-term debt (note 5)	100,000	65,000	–
	237,625	172,689	105,212
Commitments and contingencies (notes 15 and 16)			
Shareholder's equity			
Share capital (note 6)	20,010	20,010	20,010
Retained earnings	290,303	157,303	123,679
	310,313	177,313	143,689
	869,490	616,895	433,557

On behalf of the Board:

(Signed) I.E. HANST
Director

(Signed) A.E. STEWARD
Director

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited) (US $000's except per share amounts)			
REVENUE					
Petroleum sales (note 17)	840,562	367,748	524,093	381,848	284,062
Royalties	(139,777)	(66,956)	(103,391)	(67,145)	19,072
Net sales	700,785	300,792	420,702	314,703	303,134
Other income	1,290	1,266	1,793	1,669	1,632
Total net revenue	702,075	302,058	422,495	316,372	304,766
EXPENSES					
Operating	104,009	63,082	87,536	76,772	64,758
General and administrative	11,282	13,480	18,178	15,032	11,095
Interest on long term debt	1,946	1,883	1,722	1,556	1,225
Other interest and finance charges	398	–	520	5,542	2,880
Depletion, depreciation and accretion (notes 3 and 4)	108,120	46,827	77,225	61,272	40,120
Impairment of property, plant and equipment	–	–	3,818	4,479	–
Foreign exchange loss (gain)	834	(11)	389	(1,349)	(220)
Total expenses	226,589	125,261	189,388	163,304	119,858
Income before provision for income taxes and non-controlling interest	475,486	176,797	233,107	153,068	184,908
Provision for income taxes (note 9)					
Current income taxes	(256,904)	(109,123)	(140,419)	(101,711)	(34,663)
Future income taxes	(50,582)	(26,350)	(30,064)	(25,656)	(72,343)
	(307,486)	(135,473)	(170,483)	(127,367)	(107,006)
Non-controlling interest	–	–	–	(2,361)	(9,750)
Net income for the period	168,000	41,324	62,624	23,340	68,152
Earnings per share, basic and diluted (note 7)	$ 2.80	$ 0.69	$ 1.04	$ 0.39	$ 1.14

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited) (US $000's)			
Retained earnings, beginning of period	157,303	123,679	123,679	100,339	50,187
Net income for the period	168,000	41,324	62,624	23,340	68,152
Dividend	(35,000)	(18,500)	(29,000)	–	(18,000)
Retained earnings, end of period	290,303	146,503	157,303	123,679	100,339

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)	(US $000's)		
CASH FLOW FROM OPERATING ACTIVITIES					
Net income	168,000	41,324	62,624	23,340	68,152
Items not affecting cash (note 12)	154,196	77,117	108,413	95,244	116,022
	322,196	118,441	171,037	118,584	184,174
Changes in non-cash working capital (note 12)	(37,868)	18,282	55,802	100,778	(2,643)
Net cash from operating activities	284,328	136,723	226,839	219,362	181,531
CASH FLOWS USED IN INVESTING ACTIVITIES					
Expenditures on property, plant and equipment (note 3)	(276,174)	(182,954)	(314,215)	(154,141)	(170,365)
Purchase of non controlling interest (note 3)	–	–	–	(21,000)	–
Net cash flow used in investing activities	(276,174)	(182,954)	(314,215)	(175,141)	(170,365)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from issuance of long term debt	125,000	25,000	65,000	–	25,000
Repayment of long term debt	(90,000)		–	(25,000)	(5,000)
Debt issue costs	(3,500)	–	(2,750)	–	–
Dividends paid	(35,000)	(18,500)	(27,000)	(6,000)	(12,000)
Net cash (used in) from financing	(3,500)	6,500	35,250	(31,000)	8,000
Net (decrease) increase in cash and cash equivalents	4,654	(39,731)	(52,126)	13,221	19,166
Cash and cash equivalents, beginning of period	3,882	56,008	56,008	42,787	23,621
Cash and cash equivalents, end of period	8,536	16,277	3,882	56,008	42,787

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003 and September 30, 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)
Amounts as at September 30, 2005 and for the nine month periods ended September 30, 2005 and 2004 are unaudited

1. GENERAL

Addax Petroleum N.V. ("**Addax**") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("**AOG**"). Addax and its subsidiaries (collectively, the "**Company**") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis. Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 per cent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proved reserves, before royalties, as estimated by independent reservoir engineers. Reserves and production are converted to equivalent units on the basis of six thousand cubic metres of natural gas to one barrel of oil, reflecting the approximate relative energy content. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is included in costs subject to depletion in the period of the impairment.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("**US**") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns capital investment allowances ("**CIAs**") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("**PSCs**") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("**Cost Recovery Oil**") and to receive a share of production in excess of the Cost Recovery Oil ("**Profit Oil**"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

3. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Oil and natural gas properties	803,279	730,691	455,196
Accumulated depletion	(337,516)	(234,702)	(159,502)
	465,763	495,989	295,694
Corporate assets	12,877	4,648	3,183
Accumulated depreciation	(6,696)	(2,955)	(1,943)
	6,181	1,693	1,240
Balance	471,944	497,682	296,934

During the period ended September 30, 2005, general and administrative expenses of $15.0 million (September 30, 2004 — $3.7 million; December 31, 2004 — $24.0 million; December 31, 2003 — $19.1 million; December 31, 2002 — $9.0 million) were capitalized.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Property, plant and equipment by cost centre is as follows:

Cost Centre	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Nigeria	452,527	485,802	293,091
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Other corporate assets	6,181	1,693	1,240
Balance, end of period	471,944	497,682	296,934

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Unproved properties			
Nigeria	–	–	10,758
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Major development projects			
Nigeria	–	184,686	19,326
	13,236	194,873	32,687

In March 2003, the Company acquired the non-controlling interest in one of its subsidiaries for $21 million. The excess of the recorded value of the non-controlling interest over the consideration paid has been recognized as a reduction in property, plant and equipment of the Nigerian cost centre.

4. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligation movements are as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Balance, beginning of period	12,268	11,953	5,835
Asset retirement obligations incurred	10,912	–	5,593
Revisions of previous estimates	–	(698)	–
Accretion expense	1,565	1,013	525
Balance, end of period	24,745	12,268	11,953

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, an assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At September 30, 2005, the amount outstanding under the Facility was $100 million (December 31, 2004 — $65 million; December 31, 2003 — $nil). The average interest for the period ended September 30, 2005 was 4.6 per cent (December 31, 2004 — 6.4 per cent; December 31, 2003 — 7.1 per cent).

6. SHARE CAPITAL

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Authorized: unlimited number of common shares			
Issued and outstanding			
60,030,000 common shares	20,010	20,010	20,010

During 2004, the issued and outstanding common shares were split on a three-for-one basis. Prior periods reflect this split.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("**APDNL**"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "**Nigerian Plan**") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "**Swiss Plan**") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service a lump sum payment of five per cent of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

Information relating to the Company's defined benefit pension plans is shown in the following tables:

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Swiss Plan				
Employer current service cost	(858)	(699)	(1,003)	(1,033)
Amortization of past service cost				
Interest cost	(262)	(221)	(299)	(159)
Expected return on plan assets	154	156	211	118
Net actuarial gain (loss)	(728)	(593)	(851)	(1,760)
Net benefit expense	(1,694)	(1,357)	(1,942)	(2,834)

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Nigerian Plan				
Employer current service cost	(405)	(312)	(467)	(363)
Amortization of past service cost			–	(169)
Interest cost	(559)	(441)	(588)	(376)
Expected return on plan assets	405	332	440	375
Net actuarial gain (loss)	(884)	(681)	(1,023)	(1,308)
Net benefit expense	(1,443)	(1,102)	(1,638)	(1,841)

	December 31			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Financial status of defined benefit plan				
Accrued benefit obligation	(9,454)	(7,542)	(6,343)	(4,565)
Fair value of plan assets	7,417	7,095	4,602	3,228
Funded status — plan (deficit)	(2,037)	(447)	(1,741)	(1,337)

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of Plan Assets				
Fair value at January 1	7,095	3,825	3,228	2,896
Contributions	531	2,468	1,383	524
Benefits paid	(778)	(275)	(597)	(308)
Actual return on plan assets	(34)	365	213	239
Exchange gain (loss)	603	712	375	(123)
Fair value at December 31	7,417	7,095	4,602	3,228

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of accrued benefit obligation				
Accrued benefit obligation at January 1	7,542	3,865	4,565	3,195
Current service costs	1,003	1,033	467	363
Interest cost	299	159	588	376
Past service cost	–	–	–	169
Benefits paid	(778)	(275)	(597)	(308)
Actuarial (gain) loss	607	2,007	796	1,172
Exchange (gain) loss	781	753	524	(402)
Accrued benefit obligation at December 31	9,454	7,542	6,343	4,565

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2004	2003
Discount rate		
Swiss plan	4.0%	4.0%
Nigerian plan	12.0%	12.0%
Expected long-term rate of return on assets		
Swiss plan	3.0%	3.0%
Nigerian plan	5.0%	5.0%
Future salary increases		
Swiss plan	2.5%	2.5%
Nigerian plan	9.0%	10.0%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

At the current time, the majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60 per cent. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Income before provision for income taxes	475,486	176,797	233,107	153,068	184,908
Tax at 60%	285,292	106,078	139,864	91,841	110,945
Adjustments to income taxes:					
Non-deductible costs	47,397	24,465	47,115	33,020	21,086
Non-taxable revenues	(1,783)	4,504	(2,518)	(1,905)	2,185
Enhanced tax allowances	(19,844)	–	2,193	–	–
Adjustments in respect of prior years	–	–	4,643	4,067	2,846
Tax allowances not recoverable	(4,320)	–	(22,064)	–	(5,000)
Deduction for countries with lower tax rates	744	426	1,250	344	344
Change in tax terms	–	–	–	–	(25,400)
Provision for income taxes	307,486	135,473	170,483	127,367	107,006

Components of future income taxes

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
The net future tax liability is as follows:			
Differences between tax bases and reported amounts of depreciable and depletable assets	115,459	107,414	102,969
Other	(28,234)	(18,865)	(11,409)
Future income tax liabilities	87,225	88,549	91,560

In 2002, the Company was notified by the Nigerian authorities that the fiscal terms (royalties, CIAs and income tax rates) under which it operated had been amended. These amendments were to be applied retroactively to January 1, 2000. The royalty rate on oil production was reduced from 20 per cent onshore and 18.5 per cent offshore to variable rates depending on production which averaged 6.5 per cent in 2002 and the income tax rate was reduced from 85 per cent to 60 per cent. As a result of the new fiscal terms, 2002 petroleum sales were reduced by $5,500,000 for the impact of the changes on Cost Recovery Oil, royalties were reduced by $53,700,000 and income taxes were increased by $25,400,000 for amounts related to 2000 and 2001. The overpaid royalty amounts were recorded as prepaid expenses and applied to reduce

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES (Continued)

royalties payable to the Nigerian government in 2002 ($24,500,000), 2003 ($28,200,000) and 2004 ($1,000,000).

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Future income tax assets are as follows:			
Differences between tax base and reported amounts of depreciable and depletable assets	166,104	15,990	15,632
Other	9,425	–	–
Future income tax assets	175,529	15,990	15,632

At September 30, 2005, the Corporation had $520.8 million of deductions available to reduce future taxable income.

10. INVENTORIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Oil products	8,213	1,709	566
Materials and supplies	56,977	15,088	15,081
	65,190	16,797	15,647

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

(a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At September 30, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27,400 barrels per day
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

(b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and the Nigerian Naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Company had purchased forward contracts for the purchase of CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

(c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Company entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Company drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

These contracts have not been designated as hedges for accounting purposes. Estimated fair values at period end are disclosed in section (e) below.

(d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amount provided for doubtful accounts.

(e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	September 30, 2005
Currency forwards	519
Crude oil put options	–
Interest rate swaps	–

The fair values of other financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short term to maturity of these items. Other long-term liabilities approximate their carrying value due to minimal risk of change in value to maturity. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

12. CASH FLOWS

(a) Items not affecting cash

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Future income taxes	50,582	26,350	30,064	25,656	72,343
Non-controlling interest	–	–	–	2,361	9,750
Depletion, depreciation and accretion	108,120	46,827	81,043	64,975	39,749
Change in fair value of derivatives	(250)	–	(1,021)	(287)	760
Other items, including foreign exchange	(4,256)	3,940	(1,673)	2,539	(6,580)
Total items not affecting cash	154,196	77,117	108,413	95,244	116,022

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS (Continued)

(b) Changes in non-cash working capital

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Accounts receivable	(64,134)	(27,473)	(26,507)	1,209	(37,292)
Prepaid expenses	1,217	(4,455)	(5,951)	13,451	(17,103)
Inventories	(48,393)	(20,398)	(1,150)	2,566	4,721
Other current assets	–	–	2,000	(2,000)	–
Accounts payable and accrued liabilities	(28,396)	40,631	96,379	45,654	15,485
Tax payable	85,585	29,977	(11,078)	39,898	31,546
Deferred revenue	(2,530)	–	(3,064)	–	–
Other long-term liabilities	18,783	–	5,173	–	–
Changes in non-cash working capital	(37,868)	18,282	55,802	100,778	(2,643)

(c) Other cash flow information

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Interest paid	(9,211)	–	(756)	(508)	(1,225)
Income taxes paid	(7,904)	(36,260)	(36,889)	(61,813)	(3,117)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60 per cent joint venture in Cameroon and has an unincorporated joint venture interest of 47.5 per cent in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Non current assets	13,235	10,390	2,835
Current assets	1,198	2,832	–
Non-current liabilities	–	–	–
Current liabilities	(22,474)	(21,263)	(7,060)
Net liabilities	8,042	(4,222)	(4,225)
Income	2	–	–
Expenses	–	–	–

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

14. OTHER LONG-TERM LIABILITIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Disputed tax payable	6,920	–	–
Royalties	8,134	–	–
Pension	2,095	3,778	1,562
Operational	5,533	–	–
Other	2,973	3,094	137
	25,655	6,872	1,699

The tax payable to the Nigerian government relates to the disputed deductibility of the original purchase price of certain Nigerian assets. This dispute was raised by NNPC in 2003 and is still unresolved.

Royalties due to the Nigerian government relate to tax inversion penalties for 2000 and 2005 where the operating cost per barrel exceeded the allowable threshold. There is a 25 per cent penalty charged on the excess. The method of calculating the operational cost per barrel has yet to be agreed between the Corporation and NNPC. Management believes these two matters will not be settled within a year.

Operational liabilities relate to the following:

i) a dispute relating to the construction and installation of certain platforms and pipelines in 2003 and 2004, amounting to $2,533,000. All other claims for this contract have been settled. The outstanding amount has been claimed against Addax's insurance. The insurer has offered a 10 per cent settlement. If the contractor does not receive settlement, the contractor is expected to claim against Addax; and

ii) a dispute relating to the costs of conversion of an FPSO. The dispute has gone to arbitration, but the formal claim documentation has yet to be received from the contractor.

Management believes these two matters will not be settled within a year.

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after September 30, 2005 are as follows:

2005	77,090
2006	213,849
2007	70,194
2008	70,838
2009	46,667
2010	35,365
Thereafter	119,757
Total	633,760

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS (Continued)

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

Under the Exploration and Production Sharing Contract offshore Gabon, there is an initial exploration period of four years including a two well commitment that commenced in March 2003. The contract can be renewed twice for an additional three year period per renewal. These additional phases have additional work commitments. The first commitment well was drilled in early 2004, proved to be dry and was subsequently written off, the second remains to be drilled.

16. CONTINGENCIES

The Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at September 30, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $216.9 million. Management's intent is to carry the contracts to maturity.

The Company's income tax filings are subject to audit by taxation authorities. There are audits in progress and items under review, some that may increase our tax liability. In addition, we have filed notices of objection with respect to certain issues. While the results of these items cannot be ascertained at this time, we believe we have an adequate provision for income taxes based on available information.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies.

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Sales to Addax B.V.	512,254	291,447	371,444	386,613	284,062
Charges:					
Addax Bunkering Services	(11,437)	(6,698)	(10,406)	–	
AOG	(375)	(375)	(2,809)	(3,860)	(5,219)
Addax B.V.	(1,236)	(499)	(1,067)	–	
Other items	(1,920)	(1,905)	(1,141)	(1,894)	(935)
Interest and related charges	–		–	(47)	(390)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG. Outstanding balances with related companies are as follows:

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Addax BV	101,080	38,936	31,715
AOG	3,293	100	1,795
Other	2,376	9,736	141

A director of the Company has a consulting contract with a subsidiary pursuant to which the director is paid $9,000 per month.

18. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

Subsequent to September 30, 2005, APNV has paid dividends of $72 million to AOG. Additionally, APNV has declared a dividend of $25 million, payable to AOG on February 13, 2006.

AUDITORS' REPORT

To the Directors of
Addax Petroleum Corporation

We have audited the balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at November 30, 2005. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at November 30, 2005, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 2, 2005
(except as to Note 2 which is as of
February 7, 2006)

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM CORPORATION

BALANCE SHEET

As at November 30, 2005

ASSETS	
Current assets	
Cash	$100
SHAREHOLDER'S EQUITY	
Shareholder's equity (note 1)	$100

(Signed) WESLEY TWISS
Director

(Signed) PETER DEY
Director

See accompanying notes to balance sheet.

ADDAX PETROLEUM CORPORATION

NOTES TO BALANCE SHEET

As at November 30, 2005

1. FORMATION OF THE CORPORATION

Addax Petroleum Corporation (the "**Corporation**") was incorporated under the *Canada Business Corporations Act* on September 6, 2005. The Corporation issued 100 initial Common Shares on November 23, 2005, for cash proceeds of CDN$100.

2. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

(a) **Issuance of Common Shares**

Pursuant to an underwriting agreement to be dated February 8, 2006, the Corporation agreed to sell 21,000,000 Common Shares, at a price ranging from $15.00 to $18.50 per Common Share. The final price per Common Share is to be determined on February 8, 2006. In addition, the Corporation has granted the underwriters an option, exercisable for a period of 30 days from the closing of the offering, to purchase up to 2,100,000 additional Common Shares at the offering price.

(b) **Acquisition of Addax Petroleum N.V.**

Pursuant to a purchase and sale agreement to be dated February 8, 2006, the Corporation will acquire, concurrently with the closing of the offering described in note 2(a) above, all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of between $42,750,000 and $52,725,000, depending on the final price of the offering, and 117,000,000 Common Shares of the Corporation.

CERTIFICATE OF THE CORPORATION

DATED: February 7, 2006

This prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this prospectus will, as of the date of the supplemented prospectus, contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

DATED: February 7, 2006

To the best of our knowledge, information and belief, this prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this prospectus, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) CRAIG E. KELLY

MERRILL LYNCH CANADA INC.

By: (Signed) ROBERT MCKERCHER

SCOTIA CAPITAL INC.

By: (Signed) MARK HERMAN

CIBC WORLD MARKETS INC.

By: (Signed) MICHAEL W. DE CARLE

TD SECURITIES INC.

By: (Signed) GREGORY B. SAKSIDA

NATIONAL BANK FINANCIAL INC.

By: (Signed) ROBERT B. WONNACOTT

CANACCORD CAPITAL CORPORATION

By: (Signed) STEPHEN C. HAYDEN

FIRSTENERGY CAPITAL CORP.

By: (Signed) HUGH R. SANDERSON

PETERS & CO. LIMITED

By: (Signed) CAMERON E. PLEWES



ADDAX
PETROLEUM CORPORATION

QUEBECOR MERRILL
CANADA INC
Printed in Canada

Form 11-101F1

Notice of principal regulator under Multilateral Instrument 11-101

1. **Date:** February 7, 2006

2. **Information about person or company**

   SEDAR profile number (if applicable): 00023043

   NRD # (if applicable): N/A

   Name: Addax Petroleum Corporation

Instructions:

(i) For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii) For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3. **Principal regulator**

   The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: Alberta Securities Commission

4. **Previous notice filed**

   If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: N/A

5. **Reasons for principal regulator**

   The principal regulator for the person or company is its principal regulator

   (a) based on the location of its head office (for a non-investment fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or

   (b) on the following basis [provide details]:

   The Corporation is extra-provincially registered in Alberta and its registered office is located in Alberta.

6. **Change in principal regulator** ☐

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

N/A

Bylaw No. 1

A Bylaw Relating to the Business and Affairs of

ADDAX PETROLEUM CORPORATION

PART 1 INTERPRETATION

1.01 Definitions

In this bylaw, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"auditor" means the auditor of the Corporation;

"Board" means the Board of Directors of the Corporation;

"bylaw" means a bylaw of the Corporation;

"Corporation" means the corporation incorporated on September 6, 2005 under the name "**Addax Petroleum Corporation**";

"director" means a director of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

"proxyholder" means a person holding a valid proxy for a shareholder;

"shareholder" means a shareholder of the Corporation; and

"voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this bylaw, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this bylaw and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this bylaw.

1.03 Bylaw Subordinate to Other Documents

This bylaw is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the *Interpretation Act* (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2
DIRECTORS

2.01 Notice of Meeting

Any director may call a meeting of the Board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of Board meetings shall be given in accordance with Section 7.01 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The Board may appoint, by resolution, dates, times and places for regular meetings of the Board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the Board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the Board may be held at any place within or outside Canada.

2.04 Quorum for Board Meetings

At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The Board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the Board or of a committee of the Board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the Board shall preside as chair of all meetings of the Board. If there is no chair of the Board or if the chair is not present or is unwilling to act as chair of a Board meeting, then the president of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings

Each director present at a meeting of the Board shall have one vote on each motion arising. Motions arising at meetings of the Board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the Board, each committee of the Board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office at the pleasure of the Board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
MEETINGS OF SHAREHOLDERS

3.01 Notice of Shareholders' Meetings

The Board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at

the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

3.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at that meeting.

3.03 Chair of Shareholder Meetings

The chair of the Board shall preside as chair of all meetings of shareholders. If there is no chair of the Board or the chair of the Board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditors and the officers, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting form time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4
SECURITY CERTIFICATES, PAYMENTS

4.01 Certificates

Security certificates shall be in such form as the Board may approve or the Corporation adopt. The chief executive officer or corporate secretary or the Board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

4.02 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder's address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this bylaw, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the Board from time to time, either generally or for that particular case.

4.05 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The Board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.07 Interest; Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.08 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the Board or may carry out the distribution and adjust the rights of the shareholders on any basis the Board considers appropriate.

PART 5
SIGNATORIES, INFORMATION

5.01 Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a) any individual appointed by resolution of the Board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b) any director or any officer appointed to office by the Board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the Board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board.

5.03 Restriction on Information Disclosed

Except as required by the Act or authorized by the Board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6
PROTECTION AND INDEMNITY

6.01 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a) the acts, receipts, neglects or defaults of any other person;

(b) joining in any receipt or other act for conformity;

(c) any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f) any loss, damage or expense occasioned by any error of judgment or oversight; or

(g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

6.03 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful; and

(b) shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

PART 7
NOTICES

7.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the bylaws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a) by accident, notice was not given to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of the notice.

7.06 Waiver of Notice

Any person entitled to notice under the Act, the articles or the bylaws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8
REPEAL OF FORMER BYLAWS

8.01 Former Bylaws May be Repealed

The Board may repeal one or more bylaws by passing a bylaw that contains provisions to that effect.

8.02 Effect of Repeal of Bylaws

The repeal of any bylaw in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any bylaw repealed in whole or part shall continue to act as if elected or appointed under the provisions of this bylaw.

MADE by the sole director on the 23rd day of November, 2005.

ADDAX PETROLEUM CORPORATION

Per: ______________________
Authorized Signatory

Industry Canada Industrie Canada

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

Addax Petroleum Corporation

Name of corporation-Dénomination de la société

430877-8

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

September 6, 2005 / le 6 septembre 2005

Date of Incorporation - Date de constitution

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 1
ARTICLES OF INCORPORATION
(SECTION 6)

FORMULAIRE 1
STATUTS CONSTITUTIFS
(ARTICLE 6)

1 -- Name of the Corporation — Dénomination sociale de la société

Addax Petroleum Corporation

2 -- The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

The right to transfer shares of the Corporation shall be restricted in that no shares shall be transferred without either: (a) the consent of the directors of the Corporation, expressed by a resolution passed by the directors or by an instrument or instruments in writing signed by a majority of the directors, which consent may be given either prior or subsequent to the time of transfer of such shares; or (b) the consent of the holder or holders of shares of the Corporation to which are attached at least a majority of the votes attaching to all shares of the Corporation for the time being outstanding carrying a voting right either under all circumstances or under some circumstances that

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 1 and a maximum of 11 directors.

6 -- Restrictions, if any, on the business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

None

8 -- Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) Adresse (inclure le code postal)	Signature	Tel. No. - Nº de tél.
John S. M. Turner	11 Harper Avenue, Toronto, Ontario M4T 2L1	[signature]	416 865 4380

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

SEP 7 - 2005

430877-8

IC 3419 (2003/06)

Canada

Industry Canada | Industrie Canada

Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

September 7, 2005 / le 7 septembre 2005

Your file - Votre référence

SIOBHAN DELAMERE
FASKEN MARTINEAU DUMOULIN
66 WELLINGTON STREET WEST
SUITE 4200 P.O. BOX:20 TORONTO-DOMINION
TORONTO ONTARIO

Our file - Notre référence
430877-8

Re - Objet: Addax Petroleum Corporation

Enclosed herewith is the document issued in the above matter.

A notice of issuance of CBCA documents will be published in the *Monthly Transactions* .

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

We trust this is to your satisfaction.

Vous trouverez ci-inclus le document émis dans l'affaire précitée.

Un avis de l'émission de documents en vertu de la LCSA sera publié dans les Transactions mensuelles.

S'IL EST QUESTION D'UNE DÉNOMINATION SOCIALE OU D'UN CHANGEMENT DE DÉNOMINATION SOCIALE, L'AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ :

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l'obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu'il y a une probabilité de confusion. L'utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

Nous espérons le tout à votre satisfaction.

Luisa Gallo

For the Director General, Corporations Canada

pour le Directeur général, Corporations Canada

Canada

Industry Canada
Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Industrie Canada
Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

Document/Service Order
Demande de Document/Service

Financial Control No.
No. de contrôle
C-177897

Corporation Name - Dénomination de la société	**Corporation No. - No. de la société**	**Date**
Addax Petroleum Corporation	430877-8	**2005-12-05**

Address - Adresse

FASKEN MARTINEAU DUMOULIN
66 WELLINGTON STREET WEST
SUITE 4200 P.O. Box:20 TORONTO-DOMINION
TORONTO, Ontario
Canada
M5K 1N6

Deposit Acct. No.
No. du compte de dépôt
600000806

Make all payments to the order of the Receiver General of Canada.
Faire les paiements à l'ordre du Receveur Général du Canada

Document/Service List - Liste des documents/Services

Code	Description	Code	Fee/Frais	No. Copies	Total
7	Amendment (CBCA)	KC358	$200.00	1	$200.00
			Grand Total		$200.00

COMMENTS - COMMENTAIRES

Prepared by - Préparé par	Tel. No. - No de tél.
Doris Harms	(604) 666-9875

Canada

Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

Addax Petroleum Corporation

Name of corporation-Dénomination de la société

430877-8

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; / a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
- ☐ b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- ☑ c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

February 3, 2006 / le 3 février 2006
Date of Amendment - Date de modification

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) — **CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
Addax Petroleum Corporation	430877-8

3. **The articles of the above-named corporation are amended as follows:**
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The Articles of Incorporation be amended pursuant to paragraph 173(1) (b) of the Canada Business Corporations Act changing the province in Canada where the registered office is situated:
From: Ontario
To: Alberta

Date	Name - Nom	Signature	Capacity of - en qualité
2006-02-03	DIANA HORSMAN NAKKA		AUTHORIZED OFFICER

Canada

Industry Canada / Industrie Canada

Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

February 7, 2006 / le 7 février 2006

Your file - Votre référence

CAROL J. ROBERTS
(403)261-5367
(403)216-5351
croberts@cgy.fasken.com

Our file - Notre référence
430877-8

Re - Objet: Addax Petroleum Corporation

Enclosed herewith is the document issued in the above matter.

A notice of issuance of CBCA documents will be published in the *Monthly Transactions* .

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

We trust this is to your satisfaction.

Vous trouverez ci-inclus le document émis dans l'affaire précitée.

Un avis de l'émission de documents en vertu de la LCSA sera publié dans les Transactions mensuelles.

S'IL EST QUESTION D'UNE DÉNOMINATION SOCIALE OU D'UN CHANGEMENT DE DÉNOMINATION SOCIALE, L'AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ :

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l'obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu'il y a une probabilité de confusion. L'utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

Nous espérons le tout à votre satisfaction.

Email: corporations.efiling@ ic.gc.ca
Internet: http://corporationscanada.ic.gc.ca

For the Director General, Corporations Canada

pour le Directeur général, Corporations Canada

Canada

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Addax Petroleum Corporation

430877-8

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;

☐ a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;

☐ b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;

☑ c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;

☐ d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

December 5, 2005 / le 5 décembre 2005

Date of Amendment - Date de modification

Canada

Articles of Amendment

Industry Canada
Canada Business Corporations Act
Section 27 or 177

1. Name of Corporation	2 Corporate Access Number
ADDAX PETROLEUM CORPORATION	430877-8

3. The Articles of the above-noted corporation are amended as follows:

A. Pursuant to Section 173(1)(c)(d)(e) of the *Canada Business Corporation Act*, Article 3 of the Articles of Incorporation is amended by deleting the existing Articles 3 and substituting therefor the following:

1. The Classes and any Maximum Number of Shares <u>That the Corporation is Authorized to Issue</u>:

   See attached Schedule "A"

B. Pursuant to Section 173(1)(m) of the *Canada Business Corporation Act*, Article 4 of the Articles of Incorporation is amended by deleting the existing Articles 4 and substituting therefor the following:

2. None

C. Pursuant to Section 173(1)(l) of the *Canada Business Corporation Act*, Article 5 of the Articles of Incorporation is amended by deleting the existing Articles 5 and substituting therefor the following:

3. Number or Minimum and maximum Number of <u>Directors that the Corporation may have</u>:

   Minimum Three (3), Maximum Fifteen (15)

D. Pursuant to Section 173(1)(o) of the *Canada Business Corporations Act*, Article 7 of the Articles of Incorporation is amended by deleting the existing Article 7 and substituting therefore the following:

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation

AMENDMENTS: 173(1) C,D,E,L,M,O

Authorized Signature

JOHN S.M. TURNER

PrintedName of Person Authorizing

Date

Director

Title of Person Authorizing

Telephone

This information is being collected for the purposes of corporate registry records in accordance with the *Business Corporations Act* (Alberta). Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

DEC 05 2005

SCHEDULE "A"
to the Articles of Amendment of Addax Petroleum Corporation

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series, the rights, privileges, restrictions and conditions of which are as set out below:

COMMON SHARES

(1) Subject to the provisions of the *Canada Business Corporations Act* (the "Act"), the holders of the Common Shares shall be entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation and, upon a ballot, shall be entitled to one vote for each Common Share held.

(2) Subject to the payment of preferential dividends, if any, on any series of Preferred Shares, the holders of the Common Shares shall be entitled to receive, as and when declared by the directors of the Corporation, non-cumulative dividends at such rate as may be determined from time to time by the directors of the Corporation.

(3) Subject to the preferential rights, if any, of the holders of any series of Preferred Shares in respect of such distribution, in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, each holder of Common Shares shall be entitled to share ratably in all such distributions in proportion to the number of shares held by them.

PREFERRED SHARES

(1) Subject to the provisions of the Act, the Preferred Shares may be issued in one or more series and the directors of the Corporation may fix the number of shares in each series and may, prior to the issuance of any Preferred Shares of a particular series, fix the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series and, without limiting the generality of the foregoing, the directors may attach to any series of Preferred Shares rights and privileges which are equal or superior to those attached to the Common Shares. Before the issue of the first shares of a series of Preferred Shares, the directors of the Corporation shall send to the Registrar (as defined in the Act) Articles of Amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation.

(2) No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred Shares then outstanding. The Preferred Shares shall be entitled to priority over Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or

winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(3) Except as required by law or in accordance with the voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

(4) The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares as a class and such manner as may be required by law.

Industry Canada — Industrie Canada

Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

December 5, 2005 / le 5 décembre 2005

Your file - Votre référence

W. JAS BULLOCK
FASKEN MARTINEAU DUMOULIN
66 WELLINGTON STREET WEST
SUITE 4200 P.O. BOX:20 TORONTO-DOMINION
TORONTO ONTARIO

Our file - Notre référence
430877-8

Re - Objet: **Addax Petroleum Corporation**

Enclosed herewith is the document issued in the above matter.

Vous trouverez ci-inclus le document émis dans l'affaire précitée.

A notice of issuance of CBCA documents will be published in the *Monthly Transactions* .

Un avis de l'émission de documents en vertu de la LCSA sera publié dans les Transactions mensuelles.

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:

S'IL EST QUESTION D'UNE DÉNOMINATION SOCIALE OU D'UN CHANGEMENT DE DÉNOMINATION SOCIALE, L'AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ :

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l'obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu'il y a une probabilité de confusion. L'utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

We trust this is to your satisfaction.

Nous espérons le tout à votre satisfaction.

Doris Harms

For the Director General, Corporations Canada

pour le Directeur général, Corporations Canada

Canada

RECEIVED

2007 JAN 18 A 10:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHARE TRANSFER AGREEMENT

by and among

ADDAX PETROLEUM CORPORATION

and

ADDAX MINING HOLDINGS BV

and

THE ADDAX AND ORYX GROUP LTD.

Dated as of February 10, 2006

SHARE TRANSFER AGREEMENT

Dated February 10, 2006

BETWEEN:

ADDAX PETROLEUM CORPORATION ("APC")

- and -

ADDAX MINING HOLDINGS BV ("AMHBV"),

- and-

THE ADDAX AND ORYX GROUP LTD. ("AOG").

WHEREAS AMHBV is an indirect, wholly-owned subsidiary of AOG;

WHEREAS AMHBV will, on the effective date of this Agreement, own all of the issued and outstanding shares of Addax Petroleum N.V. (the "**APNV Shares**");

WHEREAS Addax Petroleum N.V. ("**APNV**") carries on the oil and gas exploration and production business (the "**APNV Business**"), indirectly, through various subsidiaries;

WHEREAS APC intends to complete its initial public offering of common shares in Canada (the "**IPO**") and has filed an amended and restated preliminary prospectus dated January 16, 2006 in connection therewith with the securities commissions or similar regulatory authority in each province of Canada (the "**Preliminary Prospectus**");

WHEREAS APC intends to file a final prospectus in early February 2006 and complete the IPO in February 2006;

WHEREAS APC has disclosed in the Preliminary Prospectus that it intends to acquire all of the issued and outstanding shares of APNV and the APNV Business and that it is a condition of closing the IPO that it acquires all of the APNV Shares and the APNV Business;

WHEREAS, AMHBV wishes to sell, and APC wishes to purchase, all of the issued and outstanding APNV Shares subject to the terms and conditions contained in this Agreement (the "**Share Transfer**");

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1 DEFINITIONS:

"**Addax Cameroon**" means Addax Petroleum Cameroon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Development**" means Addax Petroleum Development (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Exploration**" means Addax Petroleum Exploration (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Financial Statements**" means the consolidated financial statements of APNV, consisting of the audited balance sheets as at December 31, 2004 and 2003, the audited statements of income and cash flows for each of the years in the three-year period ended December 31, 2004 and the notes thereto, together with the report of Deloitte & Touche LLP thereon, and the unaudited balance sheet as at September 30, 2005 and the unaudited statements of income and cash flows for the nine-month period ended September 30, 2005 and 2004 and the notes thereto, all as contained in the Preliminary Prospectus;

"**Addax Gabon**" means Addax Petroleum Gabon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax International**" means Addax Petroleum International Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Offshore**" means Addax Petroleum (Nigeria Offshore) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Offshore 2**" means Addax Petroleum (Nigeria Offshore 2) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Overseas**" means Addax Petroleum Overseas Limited, a corporation incorporated under the laws of the British Virgin Islands;

"**Addax Services**" means Addax Petroleum Services Limited, a corporation incorporated under the laws of the Isle of Man;

"**Addax Subsidiaries**" means APNV and all corporations, partnerships, trusts and other unincorporated entities beneficially owned, directly or indirectly, by APNV from time to time, and includes at all times Addax Overseas, Addax Services,

Addax Development, Addax Exploration, Addax Cameroon, Addax Gabon, Addax International, Addax Offshore and Addax Offshore 2;

"**Affiliate**" means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such Person;

"**Credit Facility**" means the amended and restated senior secured reducing revolving credit facility agreement dated June 14, 2005 between APNV, Addax Overseas, Addax Development, Addax Exploration and Addax Services and BNP Paribas S.A. and other original lenders;

"**Environmental Authorisation**" means all authorizations, permits, certificates, consents, approvals, resolutions, licences, orders, permissions, exemptions, filings, recordings or registrations required or advisable under Environmental Laws;

"**Environmental Contaminant**" means any substance, activity, condition or other phenomenon the existence of which gives rise or could reasonably be expected, if any action were taken by any governmental agency or third party, to give rise to any notification, control, restriction, consent or other regulation or liability, sanction, order, notice or any requirement or agreed course of action under or arising out of the purported exercise by such government agency of its powers, duties and functions under Environmental Law (but excluding any petroleum products and related sediment and water received, stored or produced on or transported from, and any other consumables brought on to, the site of any property in each case in the ordinary course of business and provided that they are stored, received, produced, transported, consumed and/or used in accordance with good oilfield practice and with applicable Environmental Laws);

"**Environmental Laws**" means all applicable laws, treaties, conventions, statutes, ordinances, by-laws, regulations, orders, directives and decisions rendered by any local, state or federal government, ministry, department or administrative or regulatory agency, including without limitation NNPC, the Nigerian Ministry of Petroleum Resources and the Nigerian Department of Petroleum Resources, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"**Knowledge**" means, where any representation and warranty contained in this Agreement is expressly qualified by reference to the best of the knowledge of a Person, that such term is limited to the actual knowledge of such Person and unless otherwise stated such knowledge of such Person that would have been discovered by such Person after reasonable inquiry;

"**Net Offering Price**" means the price per Common Share at which the Common Shares are sold pursuant to the IPO less the Underwriters' fees per Common Share;

"**NNPC**" means Nigerian National Petroleum Corporation;

"**Person**" means and includes an individual, a company, joint venture, a corporation, a limited liability company, a partnership, a limited liability partnership, a trust, an unincorporated organization, government or regulatory authority or department or agency thereof or any other entity;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the provinces of Canada and the respective regulations, rules, policies, instruments and orders made thereunder together with all applicable published orders, rulings and notices of the Securities Commissions in each of the provinces of Canada; and

"**Underwriters**" means, collectively, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc., together the joint bookrunners and lead underwriters, and Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited.

ARTICLE 2

SHARE TRANSFER

Section 2.1 <u>Purchase of Shares</u>. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), AMHBV shall sell, assign, transfer and deliver to APC, and APC shall purchase and receive from AMHBV all of the issued and outstanding APNV Shares, free and clear of all liens, mortgages, claims, pledges, charges, security interests and other encumbrances or restrictions of any kind (collectively, "**Liens**").

ARTICLE 3

PURCHASE PRICE AND CLOSING

Section 3.1 <u>Purchase Price and Share Transfer</u>. In full consideration for the purchase of the APNV Shares by APC, APC shall on the Closing Date issue to AMHBV 117,000,000 APC Shares and a promissory note in the amount equal to the Net Offering Price of 3,000,000 APC Shares, in the form attached hereto as Exhibit 'A' ("**Promissory Note**").

Section 3.2 <u>Closing</u>. The Closing under this Agreement (the "**Closing**") shall take place at 6:30 a.m.(MST) on February 15, 2006 or at such other time and on such other date as shall be mutually agreed upon by the parties hereto (such date, the "**Closing Date**") and shall take place at the offices of Fasken Martineau DuMoulin LLP in Calgary, Alberta, or such other place as shall be mutually agreed upon by the parties hereto.

ARTICLE 4

REPRESENTATIONS OF AMHBV AND AOG

Section 4.1 **AMHBV Representations and Warranties**. AMHBV represents and warrants to APC as set forth below:

4.1.1 Status.

(a) Status of AMHBV. AMHBV is a corporation duly incorporated, organized and subsisting under the laws of the Netherlands and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted, and to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder.

(b) Status of APNV. APNV is a corporation duly incorporated, organized and subsisting under the laws of the Netherlands Antilles and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted, and to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder.

(c) Status of Addax Subsidiaries. Each Addax Subsidiary is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Preliminary Prospectus, and to perform its obligations thereunder.

4.1.2 Authority of AMHBV. All necessary corporate action has been taken by AMHBV to authorize the execution and delivery by AMHBV of this Agreement and the performance by AMHBV of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of AMHBV enforceable against it in accordance with its terms.

4.1.3 Addax Financial Statements. The Addax Financial Statements:

(a) are in accordance with the books, records and accounts of APNV;

(b) are true and correct and present fairly the results of operations and the financial position of Addax for the periods ended on, and as at, the dates indicated;

(c) have been prepared in accordance with Canadian GAAP consistently applied; and

(d) present fairly all of the assets and liabilities of APNV as at the dates indicated including all contingent liabilities of APNV as at the dates indicated,

and AMHBV is not aware of any fact or circumstance presently existing which would render the Addax Financial Statements materially incorrect. All disclosures contained in the Preliminary Prospectus regarding "non-GAAP financial measures" (as such term is defined for purposes of applicable Securities Laws) are accurate in all material respects and comply with applicable Securities Laws.

4.1.4 Preliminary Prospectus To the best of the knowledge of AMHBV, all information and statements (except information and statements relating solely to and provided by any of the Underwriters) contained in the Preliminary Prospectus are true and correct and contain no misrepresentation and the Preliminary Prospectus constitutes full, true and plain disclosure of all material facts relating to APNV and AOG and no material fact or information has been omitted therefrom (except facts or information relating solely to and provided by any of the Underwriters) which is required under applicable Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made.

4.1.5 No Material Change in APNV or Addax Subsidiaries. There has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of APNV or any of the Addax Subsidiaries since December 31, 2004 other than as disclosed in the Preliminary Prospectus.

4.1.6 Capital.

(a) Capital of AMHBV. AMHBV is authorized to issue 300 ordinary shares with part value of 1000 Euro each, of which, as at the date hereof, 60 ordinary shares are issued and outstanding as fully paid and non-assessable, and AOG is the beneficial owner of all such shares. No other securities of AMHBV are outstanding as at the date hereof.

(b) Capital of APNV. APNV is authorized to issue 80,000,000 shares with par value of U.S.$0.33 each, of which, as at the date hereof, 60,030,000 shares are issued and outstanding as fully paid and non-assessable, and AMHBV is the registered and beneficial owner of all such shares. No other securities of APNV are outstanding as at the date hereof

(c) Capital of Addax Cameroon. Addax Cameroon is authorized to issue 3,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and APNV is the registered and beneficial owner of all such ordinary shares. No other securities of Addax Cameroon are outstanding as at the date hereof.

(d) Capital of Addax Development. Addax Development is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and APNV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Development are outstanding as at the date hereof.

(e) Capital of Addax Exploration. Addax Exploration is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and APNV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Exploration are outstanding as at the date hereof.

(f) Capital of Addax Overseas. Addax Overseas is authorized to issue 100,000,000 shares with par value of U.S.$1.00 each, of which, as at the date hereof, 29,709,756 shares are issued and outstanding as fully paid and non-assessable, and APNV is the beneficial owner of all such shares. No other securities of Addax Overseas are outstanding as at the date hereof.

(g) Capital of Addax Services. Addax Services is authorized to issue 10,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 10,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and APNV is the beneficial owner of all such ordinary shares. No other securities of Addax Services are outstanding as at the date hereof.

(h) Capital of Addax Gabon. Addax Gabon is authorized to issue 3,000 Ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and Addax Overseas is the registered and beneficial owner of all such ordinary shares. No other securities of Addax Gabon are outstanding as at the date hereof.

(i) Capital of Addax Offshore. Addax Offshore is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and APNV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for APNV. No other securities of Addax Offshore are outstanding as at the date hereof.

(j) Capital of Addax Offshore 2. Addax Offshore 2 is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and no-assessable, and APNV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for APNV. No other securities of Addax Offshore 2 are outstanding as at the date hereof.

(k) Capital of Addax International. Addax International is authorized to issue 3,000 ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and APNV is the registered and beneficial owner of all such ordinary shares. No other securities of Addax International are outstanding as at the date hereof.

4.1.7 Security Ownership.

(a) All securities of APNV are beneficially owned, directly or indirectly, by AMHBV, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility or other than those arising by operation of law (statutory or otherwise).

(b) All securities of the Addax Subsidiaries are beneficially owned, directly or indirectly, by APNV, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility or other than those arising by operation of law (statutory or otherwise). Following the transfer of the APNV Shares to APC pursuant to this Agreement, all securities of the Addax Subsidiaries will be beneficially owned, directly or indirectly, by APC, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility or other than those arising by operation of law (statutory or otherwise).

4.1.8 No Options. No person now has, or will immediately following the Closing have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for any unissued interest in or securities of any kind of APNV or any of the Addax Subsidiaries.

4.1.9 No Default. The execution and delivery of this Agreement, the fulfilment of the terms hereof and thereof by AMHBV and sale and delivery of the APNV Shares to APC as contemplated by this Agreement do not and will not:

(a) as far as AMHBV is aware, require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange or market, securities commission or other regulatory commission or agency or third party; or

(b) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the provisions of the constating documents or by-laws of AMHBV, APNV or any of the Addax Subsidiaries or any resolutions of any of their directors or shareholders or any committee of any of them;

(ii) any statute, rule, regulation or law applicable to AMHBV, APNV or any of the Addax Subsidiaries or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or

exchange having jurisdiction over AMHBV, APNV or any of the Addax Subsidiaries; or

(iii) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by AMHBV, APNV or any of the Addax Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of AMHBV, APNV or any of the Addax Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, the Credit Facility, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which AMHBV, APNV or any of the Addax Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject, including but not limited to any production sharing contract, oil mining lease, oil prospecting license or material agreement described in the Preliminary Prospectus (each, a "**Contract**"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of AMHBV, APNV or any of the Addax Subsidiaries or impair the sale of the APNV Shares or the consummation of the transactions contemplated hereby (2) prevent AMHBV performing or materially impair AMHBV's, APNV's or any of the Addax Subsidiaries', ability to perform, the obligations contemplated in this Agreement, or (3) prevent or materially affect the consummation of the transactions contemplated in this Agreement.

4.1.10 Permits. APNV and each of the Addax Subsidiaries hold all material permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Preliminary Prospectus discloses they will be conducted, all of which are in full force and effect and in good standing in all material respects.

4.1.11 Compliance with Laws. APNV and each of the Addax Subsidiaries has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

4.1.12 Title. Except as disclosed in the Preliminary Prospectus and except in the case of assets the ownership of which vests in NNPC each of APNV and the Addax Subsidiaries has good title to all of its assets, free and clear of all charges, hypothecs, mortgages, encumbrances or other liens, other than liens existing pursuant to the Credit Facility, if any, and in the case of assets the ownership of which vests with NNPC, APNV and each of the Addax Subsidiaries (as applicable), has sufficient contractual rights in respect of such assets (including all intellectual

property rights) necessary for it to conduct its business as presently conducted and as proposed to be conducted as contemplated in the Preliminary Prospectus.

4.1.13 Insurance. APNV and each Addax Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither APNV nor any Addax Subsidiary has been refused any insurance coverage sought or applied for; and neither APNV nor any Addax Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, in either case, at reasonable cost.

4.1.14 Future Acquisitions, Contingent Obligations. Neither APNV nor any Addax Subsidiary has entered into any agreement or understanding to acquire any securities in any other corporation or entity or to acquire or lease any other business operations or properties which are material to the business and operations of APNV and the Addax Subsidiaries, taken as a whole or which would require APNV or the Addax Subsidiaries to make expenditures or incur obligations in any material amount except as disclosed in the Preliminary Prospectus.

4.1.15 No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of AMHBV, APNV or any of the Addax Subsidiaries), to the best of the knowledge of AMHBV, pending or threatened against or affecting APNV or any of the Addax Subsidiaries or any of their properties, or to which APNV or any of the Addax Subsidiaries is or may be a party or to which any property of APNV or any of the Addax Subsidiaries is or may be subject, at law or in equity, or before or by any national, federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions the validity of any action taken or to be taken by AMHBV, APNV or any of the Addax Subsidiaries pursuant to or in connection with, this Agreement or any other transaction or agreement contemplated in the Preliminary Prospectus.

4.1.16 Taxes. APNV and each of the Addax Subsidiaries has duly filed all tax returns required to be filed by them, have paid or made available for payment through liftings (other than those amounts in bona fide dispute) all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them (other than as aforesaid) and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable in respect of amounts subject to any such bona fide dispute and for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by APNV or any Addax Subsidiary and, to the best of the knowledge of AMHBV, after due inquiry, there are no actions, suits, proceedings, investigations (other than ongoing tax audits which have been disclosed to APC) or claims threatened or pending against APNV or any Addax Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

4.1.17 Environmental Representations.

(a) to the best of the knowledge of AMHBV, all Environmental Authorisations necessary for APNV and the Addax Subsidiaries to carry on their business as presently conducted or as proposed to be conducted as contemplated in the Preliminary Prospectus have been obtained and are in force and the business and operations of each of APNV and the Addax Subsidiaries have been carried out at all times within the terms of all such Environmental Authorisations;

(b) to the best of the knowledge of AMHBV, all records, reports, registrations and information necessary for APVN and the Addax Subsidiaries to comply with any Environmental Authorisation have been made or given;

(c) to the best of the knowledge of AMHBV, no circumstances exist or have arisen out of the operations of APNV or any Addax Subsidiary which could confer a right of revocation, suspension, modification or setting aside of any Environmental Authorisation or could prevent any Environmental Authorisation from being renewed or extended or could result in the terms of any Environmental Authorization being modified in a manner which may have a material adverse effect on APNV or any of the Addax Subsidiaries;

(d) in respect of the properties in which APNV and the Addax Subsidiaries have an interest, where APNV or an Addax Subsidiary is the operator of such property, the operations in respect of such property have been carried out and operated at all times in compliance in all material respects with Environmental Laws; and where APNV or an Addax Subsidiary is not the operator of such properties, reasonable endeavours have been used to carry out the operations in respect of such properties at all times in compliance in all material respects with Environmental Laws;

(e) no Environmental Contaminant is in existence at the site of any properties in which APNV or the Addax Subsidiaries have an interest or has arisen out of the carrying out of operations on such property; and

(f) at no time has APNV or any Addax Subsidiary or, so far as it is aware, any other person involved in the carrying out of operations on any of the properties in which APNV or any Addax Subsidiary has an interest, received any notice that:

(i) such operations have not been carried out at all times within the terms of all Environmental Authorisations;

(ii) any Environmental Contaminant is in existence at the site of any such property or has arisen out of the carrying out of operations in respect of such property; or

(iii) any failure to comply with Environmental Laws has arisen at the site of any of such properties of APNV or any Addax Subsidiary or out of the carrying out of operations in respect of such properties.

4.1.18 No Existing Defaults under PSCs. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach, by APNV, any of the Addax Subsidiaries or, to the best of the knowledge of AMHBV, any other person of, any production sharing contract referred to in the Preliminary Prospectus which defaults or breaches, individually or in the aggregate, might reasonably be expected to have or result in a material adverse effect on APNV.

4.1.19 No Existing Default under Other Agreements. No default or defaults exist under, and no event or events have occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach by APNV, any of the Addax Subsidiaries or, to the best of the knowledge of APNV, any other person of, any material obligation, agreement, covenant or condition contained in any contract (including oil mining leases 123 and 124 and oil prospecting licenses 98 and 118) which defaults or breaches, individually or in the aggregate, might reasonably be expected to have or result in a material adverse effect on APNV.

4.1.20 No Labour Disputes. No labour dispute with the employees of APNV or any of the Addax Subsidiaries exists or, to the best of the knowledge of AMHBV, is imminent, and AMHBV is not aware of any existing or imminent labour disturbance by the employees of any of APNV or any Addax Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of APNV or any of the Addax Subsidiaries or impair the sale of the APNV Shares or the consummation of the transactions contemplated hereby.

4.1.21 Voting Agreements. No agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of APNV or any of the Addax Subsidiaries and, at Closing no such agreement will be in force or effect, except in each case for trust agreements pursuant to which Jean Claude Gandur holds in trust for APNV certain shares, details of which have been provided to APC.

4.1.22 No Finder's Fee. There is no person, firm or corporation acting for AMHBV entitled to any brokerage or finder's fee payable by on or behalf of AMHBV in connection with this Agreement or any of the transactions contemplated hereunder.

4.1.23 Financial Dealings. To the best of the knowledge of AMHBV, neither APNV nor any of the Addax Subsidiaries has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to APNV or the Addax Subsidiaries and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

4.1.24 Sanction Legislation. None of APNV and the Addax Subsidiaries nor, to the knowledge of AMHBV, any director, officer, agent, employee, Affiliate or person acting on behalf of APNV or the Addax Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("**OFAC**").

Section 4.2 **AOG Representations and Warranties**. AOG represents and warrants to APC as set forth below:

4.2.1 Status of AOG. AOG is a corporation duly incorporated, organized and subsisting under the laws of the British Virgin Islands and has all requisite power, capacity and authority to own its properties and assets and to carry on its existing and proposed business.

4.2.2 Authority. All necessary corporate action has been taken by AOG to authorize the execution and delivery by it of this Agreement and the performance by it of its obligations thereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms.

4.2.3 Ownership of AMHBV. AOG is the beneficial owner of all of the issued and outstanding shares of Addax Mining International Holdings Ltd. Addax Mining International Holdings Ltd is the registered and beneficial owner of all of the issued and outstanding shares in the capital of AMHBV representing all of the issued and outstanding shares in the capital of AMHBV, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such shares.

4.2.4 No Defaults. The execution and delivery of this Agreement and the fulfilment of the terms thereof by AOG and sale and delivery of the APNV Shares to APC by AMHBV as contemplated by this Agreement do not and will not:

(a) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange, securities commission or other regulatory commission or agency having jurisdiction over AOG; or

(b) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the provisions of the constating documents or by-laws of AOG;

(ii) any statute, rule, regulation or law applicable to AOG; or

(iii) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by AOG under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of AOG under, any contract to which AOG is a party or by which AOG may be bound, or to which AOG or any of its assets or

businesses is subject,

which individually or in the aggregate would (1) prevent AOG performing or materially impair the ability of AOG to perform, the obligations contemplated in this Agreement, or (2) prevent or materially affect the consummation of the transactions contemplated in this Agreement.

4.2.5 Compliance with Laws. AOG has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

4.2.6 Voting Agreements. No agreement is currently in force or effect which in any manner affects the control of any of the securities of AOG and, at Closing, no such agreement will be in force or effect.

4.2.7 No Finder's Fee. There is no person, firm or corporation acting for AOG entitled to any brokerage or finder's fee payable by on or behalf of AOG in connection with this Agreement or any of the transactions contemplated hereunder.

4.2.8 Financial Dealings. To the best of the knowledge of AOG, AOG has not, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to AOG and its respective operations.

ARTICLE 5

REPRESENTATIONS OF APC

Section 5.1 APC Representations and Warranties. APC represents, warrants and agrees to and with AMHBV and APNV as follows:

5.1.1 Status. APC is a corporation duly incorporated, organized and subsisting under the laws of Canada and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted, and to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder.

5.1.2 Authority of APC. All necessary corporate action has been taken by APC to authorize the execution and delivery by APC of this Agreement and the performance by APC of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of APC enforceable against it in accordance with its terms.

5.1.3 No Defaults. The execution and delivery of this Agreement and the fulfilment of the terms thereof by APC and sale and delivery of the APNV Shares to APC by AMHBV as contemplated by this Agreement do not and will not:

(a) As far as it is aware, require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange, securities commission or other regulatory commission or agency having jurisdiction over APC; or

(b) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the provisions of the constating documents or by-laws of APC;

(ii) any statute, rule, regulation or law applicable to APC; or

(iii) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by APC under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of APC under, any contract to which any of them is a party or by which APC may be bound, or to which APC or any of its assets or businesses is subject,

which individually or in the aggregate would (1) prevent APC performing or materially impair the ability of APC to perform, the obligations contemplated in this Agreement, or (2) prevent or materially affect the consummation of the transactions contemplated in this Agreement.

5.1.4 Compliance with Laws. APC has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

5.1.5 Common Shares. The APC Shares to be owned by AMHBV pursuant to this Agreement, shall be validly issued and outstanding, fully paid and non-assessable, and will not be subject to preemptive rights of any Person.

5.1.6 Books and Records. All accounts, books, ledgers and official and other records material to the business of APC maintained by or on behalf of APC of whatsoever kind have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

5.1.7 Litigation. There is no action, suit, claim, investigation or proceeding, at law or in equity, or any arbitration or administrative or other proceeding, by or before any Governmental or Regulatory Authority, pending or, to the best knowledge, information and belief of APC, threatened, against APC with respect to the execution, delivery or performance of this Agreement or the transactions contemplated hereby or any other agreement entered into by

APC in connection with the transactions contemplated hereby, or against or affecting APC or its properties, rights or assets; and to the best knowledge, information and belief of APC, no act, fact, circumstance, event or condition occurred or exists which is a basis for any such action, suit, claim, proceeding or investigation. APC is not subject to any judgment, order or decree entered in any action, suit, claim, investigation or proceeding.

ARTICLE 6

ACTIONS BY AMHBV

On or prior to the Closing Date:

Section 6.1 Required Approvals, Notices and Consents. AMHBV shall have obtained or given, at no expense to APC, and which shall not have been withdrawn or modified, all consents, approvals, waivers, notices and other actions required to effect the Share Transfer and confirmation thereof shall have been provided, in a form reasonably satisfactory to counsel for APC.

Section 6.2 Surrender of Certificates. AMHBV shall have delivered to APC certificates, duly endorsed for transfer and representing all of the APNV Shares at the Closing, together with such other documents and instruments, if any, as may be necessary to effect the sale, assignment, transfer and delivery of such APNV Shares free and clear of any and all Liens or other restrictions of any kind.

Section 6.3 Secretary's Certificate. AMHBV shall have delivered to APC a certificate dated the Closing Date executed by the Secretary of AMHBV certifying as to: (a) a true, accurate and complete copy of the certificate of incorporation of AMHBV; and (b) a true, accurate and complete copy of the articles and by-laws of AMHBV, including all amendments thereto.

Section 6.4 Certified Resolutions. AMHBV shall have delivered to APC a copy of the resolutions duly adopted by the board of directors of AMHBV authorizing the execution, delivery and performance of this Agreement and the transactions and other agreements contemplated hereby, certified to by an officer of AMHBV.

ARTICLE 7

ACTIONS BY APC

On or prior to the Closing Date:

Section 7.1 Issuance of APC Shares and Promissory Note. APC shall have delivered to AMHBV a share certificate representing 117,000,000 APC Shares registered to AMHBV at the Closing of the IPO, together with the Promissory Note and such other documents and instruments, if any, as may be necessary to effect the sale, assignment, transfer and delivery of such APC Shares free and clear of any and all Liens.

Section 7.2 **Certified Resolutions**. APC shall have delivered to AMHBV a copy of the resolutions duly adopted by the board of directors of APC authorizing the execution, delivery and performance of this Agreement and the transactions and other agreements contemplated herein, certified by an officer of APC.

ARTICLE 8

SURVIVAL; INDEMNITY

Section 8.1 **Survival**. Notwithstanding any right of any party hereto fully to investigate the affairs of any other party, and notwithstanding any knowledge of facts determined or determinable pursuant to such investigation or right of investigation, each party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained in this Agreement, or in any document delivered at the Closing in connection with this Agreement. The respective representations, warranties, covenants and agreements of AMHBV, AOG and APC contained in this Agreement shall, subject to the provisions of Section 8.2 survive the Closing for the periods of indemnification specified in Section 8.2.

Section 8.2 **Indemnification Procedures**.

8.2.1 Indemnification of APC. Subject to the limitations set out in Section 8.2.2, AMHBV and AOG jointly and severally covenant and agree with APC to indemnify APC against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by APC, directly or indirectly, by reason of or arising out of:

(a) any warranties or representations on the part of AMHBV or AOG hereunder being untrue; or

(b) a breach of any agreement, term or covenant on the part of AMHBV or AOG made or to be observed or performed under this Agreement;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as "**APC's Losses**".

8.2.2 Limitations. AMHBV and AOG shall only be liable for APC's Losses in respect of which a claim for indemnity is made by APC within two years of the Closing Date.

8.2.3 Indemnification of AMHBV and AOG. Subject to the limitations set out in Section 8.2.4, APC covenants and agrees with AMHBV and AOG to indemnify AMHBV and AOG against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by AMHBV and AOG, directly or indirectly, by reason of or arising out of:

(a) any warranties or representations on the part of APC hereunder being untrue; or

(b) a breach of any agreement, term or covenant on the part of APC made or to be observed or performed pursuant hereto;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as "**AMHBV and AOG's Losses**".

8.2.4 Limitation. APC shall only be liable for AMHBV and AOG's Losses in respect of which a claim for indemnity is made by AMHBV or AOG within two years of the Closing Date.

8.2.5 Claims Under AMHBV and AOG's Indemnity. If any claim is made by any Person against APC in respect of which APC may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity of AMHBV and AOG in Section 8.2, APC will notify AMHBV and AOG as soon as reasonably practicable of the nature of such claim and AMHBV and AOG shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by AMHBV and AOG or not) shall be through legal counsel, and shall be conducted in a manner, acceptable to APC and AMHBV and AOG, acting reasonably, and no settlement may be made by AMHBV and AOG or APC or the Company without the prior written consent of the others. If AMHBV and AOG assume the defence of any claim then:

(a) APC and APC's counsel shall co-operate with AMHBV and AOG and their counsel in the course of the defence, such co-operation to include providing or making available to AMHBV and AOG and their counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by AMHBV and AOG; and

(c) if APC retains additional counsel to act on its behalf, AMHBV and AOG and their counsel shall co-operate with APC and its counsel, such co-operation to include providing or making available to APC and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by APC.

If AMHBV and AOG and APC are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then APC and AMHBV and AOG shall be represented by separate counsel and, subject to the indemnity obligations of AMHBV and AOG as set out in Section 8.2 the costs associated with the action shall be borne by the parties incurring such costs.

8.2.6 Claims Under APC's Indemnity. If any claim is made by any Person against AMHBV and AOG in respect of which AMHBV and AOG may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity obligation of APC as provided in Section 8.2, AMHBV and AOG will notify APC as soon as reasonably practicable of the nature of such claim and APC shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by APC or not) shall be through legal counsel and shall be conducted in a manner

acceptable to AMHBV and AOG and APC, acting reasonably, and no settlement may be made by APC or AMHBV and AOG without the prior written consent of the others. If APC assumes the defence of any claim, then:

(a) AMHBV and AOG and AMHBV and AOG's counsel shall co-operate with APC and its counsel in the course of the defence, such co-operation to include providing or making available to APC and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall be borne by APC; and

(c) if AMHBV and AOG retain additional counsel to act on their behalf, APC and its counsel shall co-operate with AMHBV and AOG and their counsel, such co-operation to include providing or making available to AMHBV and AOG and their counsel documents and information and witnesses for attendance at examinations for discovery and trials, provided that all fees and disbursements of such additional counsel shall be paid by AMHBV and AOG;.

If APC and AMHBV and AOG are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then AMHBV and AOG and APC shall be represented by separate counsel and, subject to the indemnity obligations of APC as set out in Section 8.2, the costs associated with the action shall be borne by the parties incurring such costs.

ARTICLE 9

MISCELLANEOUS

Section 9.1 <u>**Expenses**</u>. Each party hereto shall pay all of their own expenses including, without limitation, the actual fees and expenses of their respective counsel and financial advisors.

Section 9.2 <u>**Governing Law; Consent to Jurisdiction**</u>. All questions concerning the construction, interpretation and validity of this Agreement, and all matters relating hereto, shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta without giving effect to any choice or conflict of law provision or rule (whether in the Province of Alberta or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of Alberta. The parties consent to the non-exclusive jurisdiction of the Courts of Alberta.

Section 9.3 <u>**Captions**</u>. The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.4 <u>**Publicity**</u>. Subject to the provisions of the next sentence, no party to this Agreement shall issue any press release or other public document or make any public statement relating to this Agreement or the matters contained herein without obtaining the prior written approval of APC and AMHBV. Notwithstanding the foregoing, the foregoing provision shall

not apply to any announcement by any party pursuant to applicable law or regulations.

Section 9.5 Notices. Unless otherwise provided in this Agreement, any notice, request, instruction or other document to be given hereunder by any party to any other party shall be in writing and shall be deemed to have been given (a) upon personal delivery, if delivered by hand, (b) three days after the date of deposit in the mails, postage prepaid, if mailed by certified or registered mail, or (c) the next business day if sent by facsimile transmission (if receipt is electronically confirmed) or by a prepaid overnight courier service, and in each case at the respective addresses or numbers set forth below or such other address or number as such party may have fixed by notice:

If to APC, addressed to:

3400, 350 – 7th Avenue S.W.
Calgary, Alberta
Attention: Mr. David Codd
Fax: (403) 261-5351

with a copy to:

Fasken Martineau DuMoulin LLP
3400, 350 – 7th Avenue S.W.
Calgary, Alberta
Attention: Ms. Diana Horsman Nakka
Fax: (403) 261-5351

and

If to AMHBV or AOG, to:

P.O. Box 265
1211, Geneva 12
Attention: Mr. David Codd
Fax: 41-22-702-9400

with a copy to:

AOG Advisory Services Ltd.
66 Warwick Square
London, SW1V 2AL
Attention: Ms. Ioana Condacci
Fax: 41-22-702-9400

Section 9.6 **Parties in Interest.** This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 9.7 **Severability**. In the event any provision of this Agreement is found to be void and unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as though the void or unenforceable part had been severed and deleted.

Section 9.8 **Counterparts**. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. Facsimile counterparts to this Agreement shall be acceptable and binding.

Section 9.9 **Entire Agreement**. This Agreement, including the other documents referred to herein and the Exhibit (which forms a part hereof), contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 9.10 **Amendments**. This Agreement may not be amended, supplemented or modified orally, but only by an agreement in writing signed by each of the parties hereto.

Section 9.11 **No Third Party Beneficiaries**. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto and their respective successors and assigns as permitted under Section 9.9.

Section 9.12 **No Strict Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of law or contract interpretation that provides that in the case of ambiguity or uncertainty a provision should be construed against the draftsperson will be applied against any party to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Share Transfer Agreement on the day and year first above written.

ADDAX PETROLEUM CORPORATION

By: *"Signed"*

Name: Jean Claude Gandur
Title

By: *"Signed"*

Name: Michael Ebsary
Title

ADDAX AND ORYX GROUP LIMITED.

By: *"Signed"*

Name: Jean Claude Gandur
Title

By: *"Signed"*

Name: Ioana Condacci
Title

ADDAX MINING HOLDINGS BV

By: *"Signed"*

Name: Gert Triest
Title

By: *"Signed"*

Name: Jacques Kers
Title

Exhibit A

DEMAND PROMISSORY NOTE

CDN $●

DUE: ON DEMAND

For value received, **ADDAX PETROLEUM CORPORATION**, a corporation duly incorporated pursuant to the *Canada Business Corporations Act*, hereby promises to pay **ON DEMAND** to or to the order of **ADDAX MINING HOLDINGS BV**, in the lawful monies of Canada, the sum of ● **DOLLARS (CDN $●)** without interest.

The undersigned hereby waives presentment, protest and notice of dishonour and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Promissory Note.

The undersigned may prepay the whole or any amount of the principal sum hereof at any time or times without notice or bonus.

The provisions of this Promissory Note shall be governed by and construed in accordance with the laws of Canada applicable therein.

IN WITNESS WHEREOF this Promissory Note is effective as of the day of February, 2006.

ADDAX PETROLEUM CORPORATION

By:
Name: Michael Ebsary
Title: Chief Financial Officer

NON-COMPETITION AGREEMENT

THIS AGREEMENT made this 7 day of Feb , 2006.

A M O N G:

THE ADDAX AND ORYX GROUP LTD., a body corporate governed by the laws of The British Virgin Islands (hereinafter referred to as "AOG")

- and –

ADDAX PETROLEUM CORPORATION, a body corporate governed by the laws of Canada Province of Alberta (hereinafter referred to as "Addax Petroleum")

WHEREAS Addax Petroleum is proposing an initial public offering of Common Shares (the "IPO"); and

WHEREAS Addax Petroleum is proposing to use a portion of the proceeds of the IPO to purchase all of the common shares of Addax Petroleum N.V., a wholly-owned subsidiary of AOG; and

WHEREAS it is a condition of the completion of the IPO and related transactions that this Agreement be entered into;

NOW THEREFORE in consideration of the sum of $10.00, paid by Addax Petroleum to AOG and such other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), it is hereby agreed as follows:

1. **Definitions**

In this Agreement,

"**Agreement**" means this agreement;

"**Business Day**" means any day except Saturday, Sunday or any statutory holiday in the province of Alberta, Canada, Switzerland or Nigeria;

"**Common Share**" means a common share of Addax Petroleum;

"**person**" includes an individual, body corporate, partnership, joint venture, trust or unincorporated organization, the Crown or any agency or instrumentality thereof, or any other entity recognized by law;

"**Subsidiary**" includes, with respect to any person any other person that is controlled, directly or indirectly by the first person;

2. **Non-Competition**

AOG hereby covenants and agrees with Addax Petroleum that, provided it together with Jean Claude Gandur owns not less than twenty-five (25) per cent of the Common Shares, it will not and covenants and agrees that it will cause its Subsidiaries not to (and none of its Subsidiaries shall):

(a) acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities ("Restricted O&G Business Opportunities"), unless AOG has first offered (an "Offer") such Restricted O&G Business Opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such Restricted O&G Business Opportunities. Such Offer must remain open for acceptance for a minimum of 30 Business Days. If Addax Petroleum does not respond to an Offer within such 30 Business Day period Addax Petroleum will be deemed to have declined such Restricted O&G Business Opportunity; or

(b) engage in any activity which may result in directly competing interests in the petroleum industry with Addax Petroleum (or any of its Subsidiaries). For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered a directly competing interest; or

(c) participate in any person other than acquiring not more than 5% of the equity of a publicly listed company, which engages in the above prescribed activities.

Without limiting the generality of the foregoing, AOG agrees that it has entered into this Agreement on its own behalf and on behalf of its respective Subsidiaries (whether now in existence or hereafter incorporated, created or formed as applicable) and it agrees it shall be responsible for any breach of this Agreement caused by the action or omission of their respective Subsidiaries provided however for the avoidance of doubt none of the foregoing restrictions shall be interpreted as applying Jean Claude Gandur personally.

3. **Covenants Reasonable**

AOG acknowledges and agrees with Addax Petroleum that:

(a) the covenants in this Agreement are reasonable in the circumstances and are necessary to protect Addax Petroleum and the value of Addax Petroleum's assets; and

(b) the breach by AOG of any of the provisions of this Agreement would cause serious and irreparable harm to Addax Petroleum which could not adequately be compensated for in damages.

AOG therefore consents to an order specifically enforcing the provisions of this Agreement, or an order of injunction being issued against it (or any of its respective Subsidiaries) restraining it from any further breaches of such provisions and each agrees that such injunction may be issued against AOG without the necessity of an undertaking as to damages by Addax Petroleum.

4. **Covenants Independent**

The existence of any claim or cause of action by AOG against Addax Petroleum shall not constitute a defence to the enforcement by Addax Petroleum of the provisions of this Agreement.

5. **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof and each provision is hereby declared to be separate, severable and distinct.

6. **Reliance by Addax Petroleum**

AOG acknowledges that Addax Petroleum is relying on the terms of this Agreement in completing the purchase of the common shares of Addax Petroleum N.V. from AOG or one of its Subsidiaries.

7. **Rights in Addition**

The rights and remedies of Addax Petroleum hereunder are in addition to and not in substitution for any other rights or remedies which it may have at any time against AOG (or its respective Subsidiaries).

8. **General**

Any demand or notice to be given by any party hereto to any other party shall be in writing and may be given by personal delivery or except during any period when postal service is interrupted, by prepaid registered mail or by telecopy or by other means that produces a permanent copy ("other communication") addressed as follows:

(a) to AOG

Arawak Chambers, Sea Meadow House, P.O. Box 173, Road Town, Tortola, British Virgin Islands FAO the Chairman of the Board with a copy to AOG Advisory *Services Ltd, 66 Warwick Square, SW1V 2AL London, FAO Ioana Condacci Group* General Counsel and Company Secretary,

(b) to Addax Petroleum

Addax Petroleum Corporation, C/o Addax Petroleum Services Ltd, 16 avenue Eugène-Pittard, 1206 Geneva, FAO Chief Legal Officer and Company Secretary

and if given by registered mail shall be deemed to have been received by the party to whom it was addressed ten (10) Business Days following the date upon which it has been deposited in the post office with postage and cost of registration prepaid and if personally delivered to an adult during normal business hours, when so delivered and if given by other communication the third business hour after transmission and confirmation of receipt, provided that any of the above named parties may change the address designated from time to time, by notice in writing to the other party hereto.

9. **Headings**

The division of this Agreement into articles, sections, and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article and section headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and shall not be considered part of this Agreement. References to a section, subsection or paragraph refer to the applicable section, subsection or paragraph of this Agreement.

10. **Number and Gender**

In this Agreement, words in the singular include the plural and vice versa and words in one gender include all genders.

11. **Amendment**

This Agreement may be amended or supplemented only by a written agreement signed by each party.

12. **Waiver of Rights**

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of a party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13. **Time of Essence**

Time is of the essence of this Agreement and each of its provisions.

14. **Governing Law**

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Alberta (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and shall be treated in all respects as an Alberta contract. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Alberta.

15. **Successors and Assigns**

This Agreement shall enure to the benefit of and be binding upon the parties to the Agreement and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any party) and permitted assigns.

16. Counterparts

This Agreement may be executed in counterparts, including facsimile counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement.

THE ADDAX AND ORYX GROUP LTD.

"Signed"
By: Ioana Condacci

"Signed"
By: Jean Claude Gandur

ADDAX PETROLEUM CORPORATION

"Signed"
By: Jean Claude Gandur

"Signed"
By: Michael Ebsary

Charter of the Audit Committee of the Board of Directors of Addax Petroleum Corporation

Mission Statement

The Board of Directors (the "Board") of Addax Petroleum Corporation (the "Company") will establish an Audit committee (the "Committee") to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process, its internal control over financial reporting and the external financial audit process.

Composition

The Committee shall consist of as many members as the Board shall determine from time to time but in any event, not fewer than three members of the Board. The initial members of the Committee shall be Wesley Twiss, Peter Dey, Brian Anderson, James Davie and Stephen de Heinrich. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a member of the Board. The Board may fill a vacancy in the Committee at any time.

Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. In addition, each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Chair and Secretary

The Chair of the Committee shall be designated by the Board. The initial Chair of the Committee shall be Wesley Twiss. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The general counsel of the Company shall be the Secretary of the Committee meetings, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings provided that the Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Committee shall have the authority to convene additional meetings as circumstances require.

Notice of meetings shall be given to each member not less than five business days before the time of the meeting, provided that meetings of the Committee may be held without formal notice if all of the members of the Committee are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic means of communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

Notice of every meeting shall be given to the external and, if applicable, internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law. The Committee shall meet separately and periodically with management, legal

counsel and the external auditors. The Committee shall meet separately with the external auditors at every meeting of the Committee at which external auditors are present.

Decisions or recommendations of the Committee shall be evidenced by resolutions passed at meetings of the Committee and recorded in the minutes of such meetings or by an instrument in writing signed by all members of the Committee. A copy of the draft minutes of each meeting of the Committee and any written resolutions evidencing decisions or recommendations of the Committee shall be transmitted promptly by the Secretary to each member for adoption at the next meeting. The Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting or the signing of any written resolution evidencing a decision or recommendation of the Committee.

A majority of the members of the Committee shall constitute a quorum.

Any matter that the Committee does not unanimously approve will be referred to the Board for consideration.

Meeting Agendas

Where possible, agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members as far in advance of each Committee meeting as is reasonable.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management of the Company.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and any subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and any subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company's management is responsible for preparing the Company's financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of the internal auditors.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

1. Financial Reporting Process and Financial Statements

The Committee shall:

1. in consultation with the external auditors and the internal auditors, review the integrity of the Company's financial reporting process both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

2. review all material transactions and material contracts entered into between or amongst (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Remuneration Committee of the Board, or transactions in the ordinary course of business;

3. review and discuss with management and the external auditors: (i) the preparation of Company's annual audited consolidated financial statements and its interim unaudited consolidated financial statements, as well as the Company's annual and interim Management Discussion & Analysis (MD&A); (ii) whether the financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to generally accepted auditing standards; and (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

4. following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

5. review the annual financial statements and reports (including annual MD&A) of the Company and any other documents including press releases containing financial information of the Company that is likely to be material and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

6. review the interim financial statements and reports (including interim MD&A) of the Company and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

7. resolve disagreements between management and the external auditors regarding financial reporting; and

8. review disclosure procedures with the Disclosure Committee established in accordance with the Company's Disclosure Policy, and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than the disclosure referred to in the preceding paragraph, and periodically assess the adequacy of those procedures.

2. External Auditors

The Committee shall:

1. require the external auditors to report directly to the Committee;

2. be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company's external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

3. approve all audit engagements and pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and

in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

4. review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditors;

5. consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

6. request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the internal quality-control procedures; and (ii) any material issues raised by the external auditor's own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3. Accounting Systems and Internal Controls

The Committee shall:

1. oversee management's design and implementation of and reporting on internal controls. The Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company's accounting system and internal controls; and

2. review quarterly and annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4. Legal and Regulatory Requirements

The Committee shall:

1. review timely analysis by the Disclosure Committee of significant issues relating to public disclosure and reporting;

2. review, prior to finalization, periodic public disclosure documents containing financial information, including the annual and interim financial statements, annual information form and MD&A and press releases and recommend approval of the foregoing to the Board prior to their disclosure or filing;

3. prepare the report of the Committee required to be included in the Company's periodic filings;

4. review with the Company's internal counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company's financial statements; and

5. assist the Board in the oversight of compliance with legal and regulatory requirements and review with internal legal counsel the adequacy and effectiveness of the Company's procedures to ensure compliance with legal and regulatory responsibilities.

5. Additional Responsibilities

The Committee shall:

1. discuss policies with the external auditor, internal auditor and management with espect to risk assessment and risk management;
2. establish procedures and policies for (i) the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;
3. prepare and review with the Board an annual performance evaluation of the Committee;
4. report regularly to the Board, including with regard to matters such as the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors. Minutes of each meeting of the Committee shall be recorded and maintained and provided to the Board as soon as possible following the meeting; and
5. review and reassess the adequacy of the Committee's Charter on an annual basis (but no alteration to the Committee's charter and the responsibilities of the Committee shall be effective without the approval of the Board).

6. Limitation on the Oversight Role of the Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

Contents

RECEIVED

2007 JAN 18 A 10: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Volume I

Volume II

19. Charter of the Audit Committee of the Board of Directors of the Company filed July 26, 2006.

Volume III

20. Arrangement Agreement dated July 20, 2006.

21. Letter to Provincial Securities Commissions stating intent to qualify to file a short form prospectus under NI 44-101 dated June 29, 2006.

22. Preliminary Short Form Base Prep Prospectus dated July 31, 2006 and related filings.

23. Final Short Form Base Prep Prospectus dated August 9, 2006 and related filings.

Volume IV

24. Supplemental Short Form Base Prep Prospectus dated August 10, 2006 and related documents.

25. Supplemental Long Form Base Prep Prospectus dated February 8,2006 and related documents.

26. Form 11 Notice of Private Placement dated June 30, 2006 and filed with the Toronto Stock Exchange.

27. Form 11 Notice of Private Placement dated December 29, 2006 and filed with the Toronto Stock Exchange.

28. Long Term Equity Incentive Plan dated May 17, 2006 and related documents.

29. Form 1 Submissions to the TSX filed on December 7, 2006, October 31, 2006 and September 21, 2006.

30. Form 5 Submissions to the TSX filed on November 13, 2006 and August 1, 2006.

31. Annual Report for the year ended December 31, 2005.

32. Code of Business Conduct dated May 9, 2006.

EXECUTION COPY

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated July 20, 2006,

AMONG:

ADDAX PETROLEUM CORPORATION, a corporation incorporated under the laws of Canada ("**Purchaser**")

– and –

PAN-OCEAN ENERGY CORPORATION LIMITED, a company formed under the laws of Jersey ("**Pan-Ocean**").

WITNESSES THAT Pan-Ocean and Purchaser wish to effect a business combination pursuant to the Scheme of Arrangement under Article 125 of the Act;

AND WHEREAS the Scheme of Arrangement will, among other things, result in the Purchaser or an affiliate of Purchaser or one of the Purchaser Subsidiaries purchasing all of the shares of MauritiusCo and UKCo for aggregate consideration of CDN$1,605,000,000 cash, and the Pan-Ocean Shareholders having each of their Class A Shares purchased for approximately CDN$65.80 cash and each of their Class B Shares purchased for approximately CDN$58.50 cash, respectively, by Pan-Ocean;

AND WHEREAS the amounts paid to the Pan-Ocean Shareholders as noted in the immediately preceding recital will be paid by Pan-Ocean after it has paid or provided for certain expenses related to or triggered by the Arrangement, including fees payable to the Financial Advisors, printing costs and mailing costs, certain payments to its employees and consultants pursuant to their various employment contracts and other compensation plans;

THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Act**" means the Companies (Jersey) Law 1991, as amended, as from time to time further amended or re-enacted, and all regulations, rules or orders promulgated thereunder;

"**affiliate**" has the meaning ascribed thereto in the Securities Act;

"**Agreement**" means this Arrangement Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta);

"**Arrangement**" means the arrangement under the provisions of Article 125 of the Act, on the terms and conditions set forth in the Scheme of Arrangement;

"**Arrangement Resolutions**" means the resolutions of each class of the Pan-Ocean Shareholders voting separately as a class, in each case, substantially in the form and content of Schedule B hereto or as may otherwise be required by the Court;

"**Bank Facility**" means the US$85,000,000 credit agreement dated June 13, 2006 between Pan-Ocean et. al. and Standard Chartered Bank et. al.;

"**business day**" means any day, other than a Saturday, a Sunday and a statutory holiday in St. Helier, Jersey, Channel Islands; Toronto, Canada; or Geneva, Switzerland;

"**Class A Shares**" means the Class A Common Shares of $2.00 each in the share capital of Pan-Ocean;

"**Class B Shares**" means the Class B Subordinated Voting Shares of $2.00 each in the share capital of Pan-Ocean;

"**Class Meetings**" means the meeting of each class of the Pan-Ocean Shareholders, including any adjournment or postponement thereof, to be held immediately after the EG Meeting to consider, and, if thought fit, approve the Class Resolutions;

"**Class Resolutions**" means the Special Resolutions of the Pan-Ocean Shareholders voting separately as a class substantially in the form and content of Schedule B hereto;

"**Closing**" has the meaning ascribed thereto in Section 2.3(b);

"**Closing Date**" has the meaning ascribed thereto in Section 2.3(a);

"**Collection Account**" has the meaning ascribed to such term in the Bank Facility;

"**Confidentiality Agreement**" means the letter agreement dated May 3, 2006 between Purchaser and Pan-Ocean pursuant to which Purchaser has been provided with access to confidential information of Pan-Ocean;

"**Contract**" means any contract, agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which a Party hereto, or the Pan-Ocean Subsidiaries in the case of Pan-Ocean,

or the Purchaser Subsidiaries in the case of the Purchaser, is a party or is bound or affected or to which any of their respective properties or assets is subject;

"**Court**" means the Royal Court of Jersey;

"**Court Meetings**" means the meetings of each class of Pan-Ocean Shareholders and of the Pan-Ocean Shareholders as a whole, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if thought fit, approve the Arrangement;

"**Data Room**" means the Pan-Ocean virtual data room posted on the http://admineurope.irooms.net web site as in effect at 2 a.m. Calgary time, July 20, 2006, the physical data room as made available to the Purchaser at 43-45 Portman Square House, London, United Kingdom and any written or electronically distributed materials given or sent to Purchaser at any time and at any location, including but not limited to during any management presentations by Pan-Ocean or its officers, directors or other representatives;

"**Debt Service Reserve Account**" has the meaning ascribed to such term in the Bank Facility;

"**Disclosed Personal Information**" has the meaning ascribed thereto in Section 7.11(a);

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in Article 4 of the Scheme of Arrangement;

"**Effective Time**" means the time that the Scheme of Arrangement comes into effect as set out in Section 3.1 thereof;

"**EG Meeting**" means the extra-ordinary general meeting of Pan-Ocean Shareholders, including any adjournment or postponement thereof, to be held immediately after the Court Meetings to consider, and, if thought fit, approve the EGM Resolutions;

"**EGM Resolutions**" means the resolutions of the Pan-Ocean Shareholders voting together substantially in the form and content of Schedule B hereto;

"**Environment**" means all or any of the following media: (a) air (including air within buildings or other structures and whether above or below ground); (b) land (including buildings and any other structures or erections in, on or under it and any soil and anything below the surface of land); (c) land covered with water; and (d) water (including sea, ground and surface water);

"**Environmental Claim**" means any claim by any person (a) in respect of any loss or liability suffered or incurred by that person as a result of or in connection with any violation of Environmental Laws or (b) which arises as a result of or in connection with Environmental Contamination and which could give rise to any material remedy or penalty (whether interim or final) which may be enforced or assessed by private or public legal action or administrative order or proceedings including, without limitation, any such claim which arises from injury to persons, property or natural resources;

"**Environmental Contamination**" means each of the following and their consequences: (a) any release, emission, leakage or spillage of any Hazardous Substance at or from any site owned, occupied or used by any of Pan-Ocean or the Pan-Ocean Subsidiaries into any part of the Environment; (b) any accident, fire, explosion or sudden event at any site owned, occupied or used by Pan-Ocean or the Pan-Ocean Subsidiaries which is directly or indirectly caused by or attributable to any Hazardous Substance; or (c) any other pollution of the Environment;

"**Environmental Laws**" means all laws and regulations, notices, standards having the force of law, codes of practice, circulars, and guidance notices relating to: (a) pollution or contamination; (b) the protection of human health, living organisms, ecological systems, or the Environment; (c) the conditions of the workplace; (d) the generation, manufacture, processing, transportation, storage, labelling, use (including abuse), handling, treatment, or disposal of Hazardous Substances; or (e) the emission, leak, release, or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (or any kind), infection, electricity, or any Hazardous Substances and any matter or thing capable of constituting a nuisance or an actionable tort of any kind in respect of such matters;

"**Environmental Licence**" means any authorization, permit, consent, approval, resolution, license, exemption, filing, notarization or registration required by any Environmental Laws;

"**Financial Advisors**" means RBC Dominion Securities Inc. and N M Rothschild & Sons Limited;

"**Fairness Opinion**" means an opinion of each of the Financial Advisors to the Board of Directors of Pan-Ocean that, as of the date of such opinion, the consideration provided under the Arrangement is fair from a financial point of view to the holders of the Class B Shares;

"**Final Order**" means the act of the Court sanctioning the Arrangement pursuant to Article 125(2) of the Act;

"**GMT**" means Greenwich Mean Time;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means any radioactive emissions and any natural or artificial substance (whether in the form of a solid, liquid, gas, or vapour), the generation, transportation, storage, treatment, use, or disposal of which (whether alone or in combination with any other substance) including any controlled, special, hazardous, toxic, radioactive, or dangerous waste, is identified by any Environmental Laws to be, to have been or to be

capable of being or becoming, harmful to mankind or any other living organism or damaging to the Environment or to public health or welfare;

"**IFRS**" means International Financial Reporting Standards of the International Accounting Standards Board;

"**including**" means including without limitation, and "**include**" and "**includes**" have a corresponding meaning;

"**Indebtedness**" means, without duplication but excluding indebtedness between a person and its wholly owned subsidiaries: (a) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (b) obligations under conditional sale or other title retention Contracts relating to purchased property; (c) capitalized lease obligations; (d) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (e) guarantees of any Indebtedness of any other person;

"**Intellectual Property Rights**" has the meaning ascribed thereto in Section 3.1(r);

"**Interim Order**" means the act of the Court under Article 125(1) of the Act, as contemplated by Section 2.2;

"**JerseyCo**" means Pan-Ocean Energy Corporation Jersey Limited, a company existing under the laws of Jersey, and a wholly owned subsidiary of Pan-Ocean;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of Canada, Jersey, Mauritius and Gabon, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX) of Canada, Jersey, Mauritius and Gabon, and the term "**applicable**" with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person in Canada, Jersey, Mauritius or Gabon, having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"**Legal Actions**" has the meaning ascribed thereto in Section 3.1(k);

"**Liens**" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

"**Lock-up Agreements**" means the lock-up agreements entered into by certain holders of Pan-Ocean Shares, including all of the officers and directors of Pan-Ocean, representing not less than 99.6% of the outstanding Class A Shares of Pan-Ocean and 1.8% of the outstanding Class B Shares of Pan-Ocean as at the date hereof, on a non-diluted basis, substantially in the form of the lock-up agreement attached hereto as Schedule "E";

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**Material Proposal**" has the meaning ascribed thereto in Section 7.2;

"**MauritiusCo**" means PanAfrican Energy Corporation (Mauritius) Limited, a corporation existing under the laws of Mauritius;

"**MauritiusCo Subs**" means PANAFRICAN Awoun Inc., a corporation existing under the laws of the British Virgin Islands, PANAFRICAN Etame Inc., a corporation existing under the laws of the British Virgin Islands, PANAFRICAN Iris Inc., a corporation existing under the laws of the British Virgin Islands, PANAFRICAN Themis Inc., a corporation existing under the laws of the British Virgin Islands, PANAFRICAN MAGHENA Inc. S.A.R.L., a corporation existing under the laws of Gabon, PANAFRICAN NZE Inc. S.A., a corporation existing under the laws of Gabon, and PANAFRICAN REMBOUÉ Inc. S.A., a corporation existing under the laws of Gabon;

"**MD&A**" has the meaning ascribed thereto in Section 3.1(i);

"**New Common Shares**" has the meaning ascribed thereto in Section 1.1 of the Scheme of Arrangement;

"**Outside Date**" means October 31, 2006, or such later date as may be agreed to in writing by the Parties;

"**Parties**" means Pan-Ocean and Purchaser, and "**Party**" means either of them;

"**Pan-Ocean**" means Pan-Ocean Energy Corporation Limited;

"**Pan-Ocean Accounts**" means the Debt Service Reserve Account, the Collection Account and all other Pan-Ocean bank accounts;

"**Pan-Ocean Circular**" means the notices of the Court Meetings, EG Meeting and Class Meetings, respectively, and accompanying Pan-Ocean management information circular, including all appendices thereto, to be sent to Pan-Ocean Shareholders in connection with the Court Meetings, EG Meeting and Class Meetings, respectively, as amended, supplemented or otherwise modified;

"**Pan-Ocean Engineer**" has the meaning ascribed thereto in Section 3.1(v);

"**Pan-Ocean Financial Statements**" has the meaning ascribed thereto in Section 3.1(i);

"**Pan-Ocean Head Office Assets**" means the office lease for Pan-Ocean's office in Jersey, employment contracts with Pan-Ocean's employees, computer equipment of Pan-Ocean, and office furniture of Pan-Ocean and other ancillary physical assets useful in the operation of the business of Pan-Ocean;

"**Pan-Ocean Material Adverse Effect**" means in relation to any event, action or change, means an effect that is or would reasonably be expected to be adverse to the financial condition, operations, capitalization, assets, liabilities, business or prospects of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole, and that would result in a cost, expense or

loss of value in an amount in excess of CDN$60,000,000 other than a cost, expense or loss of value which arises or occurs as a result of this Agreement or the implementation of the Arrangement; provided that a Pan-Ocean Material Adverse Effect shall not include an adverse effect resulting from a change (a) that arises out of a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed by Pan-Ocean to the Purchaser prior to the date of this Agreement; (b) that results from conditions affecting the oil and gas industry generally in jurisdictions in which Pan-Ocean or the Pan-Ocean Subsidiaries carry on business, including changes in commodity prices or taxes; (c) that results from general economic, financial, currency exchange, securities or commodity market conditions; or (d) that is a direct result of any matter, event, action or change provided for by this Agreement or consented to in writing by Purchaser;

"**Pan-Ocean Material Contracts**" means any Contract of Pan-Ocean or the Pan-Ocean Subsidiaries which (a) involves an expenditure, obligation or income in the aggregate of more than $10,000,000; (b) any Contract (other than Contracts referred to in clause (a)) which has been filed by Pan-Ocean with the Securities Authorities and forming part of the Pan-Ocean Public Disclosure Record; or (c) which is otherwise material to the financial condition, operations, capitalization, assets, liabilities, business or prospects of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole;

"**Pan-Ocean Non-Completion Fee**" has the meaning ascribed thereto in Section 7.4;

"**Pan-Ocean Option**" means an option to purchase Class B Shares of Pan-Ocean granted under the Pan-Ocean Stock Option Plan;

"**Pan-Ocean Organizational Documents**" means the certificates of incorporation, merger, amalgamation or continuance and memorandum and articles of association or by-laws (or the equivalent organizational documents) of Pan-Ocean and each of the Pan-Ocean Subsidiaries;

"**Pan-Ocean Plans**" has the meaning ascribed thereto in Section 3.1(p)(iii);

"**Pan-Ocean Public Disclosure Record**" means all documents filed on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2006;

"**Pan-Ocean Reserve Report**" has the meaning ascribed thereto in Section 3.1(w);

"**Pan-Ocean Shareholders**" means the holders of Pan-Ocean Shares;

"**Pan-Ocean Shadow Option Plan**" means the shadow option plan of Pan-Ocean as of September, 2005, as amended from time to time;

"**Pan-Ocean Shares**" means the Class A Shares and Class B Shares in the share capital of Pan-Ocean;

"**Pan-Ocean Stock Option Plan**" means the stock option plan of Pan-Ocean dated as of April 6, 2005, as amended from time to time;

"**Pan-Ocean Subsidiaries**" means MauritiusCo, MauritiusCo Subs, JerseyCo and UKCo;

"**Permitted Expenditures**" has the meaning ascribed to such term in Section 5.2(j);

"**person**" includes an individual, limited or general partnership, limited liability company, unlimited liability company, corporation, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Personal Information**" means information about an individual transferred to Purchaser by Pan-Ocean in accordance with this Agreement and/or as a condition of the Arrangement;

"**Post-Signing Returns**" has the meaning ascribed thereto in Section 7.9 (a);

"**Purchaser**" means Addax Petroleum Corporation;

"**Purchaser Subsidiaries**" means any direct or indirect wholly owned subsidiary of the Purchaser;

"**Registrar**" means the Registrar of Companies for Jersey duly appointed under the Act;

"**Regulatory Approvals**" means the regulatory approvals listed on Schedule C to this Agreement;

"**Release**" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

"**Required Vote**" means: (a) with respect to the Arrangement Resolutions, subject to the sanction by the Court, a majority in number of the holders of Class A Shares or the holders of Class B Shares, as the case may be, representing three fourths in nominal value of such class of shareholders present and voting either in person or by proxy at the relevant Court Meetings; (b) with respect to the EGM Resolutions means two-thirds or more in value of the votes cast at the EG Meeting in favour; and (c) with respect to the Class Resolutions means two-thirds or more in value of the votes cast at the relevant Class Meeting in favour, all as subject to compliance with the "minority approval" requirements under Ontario Securities Commission Rule 61-501 and other applicable Securities Laws;

"**Response Period**" has the meaning ascribed thereto in Section 7.3(a);

"**Returns**" means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes and including any other filings related to Taxes;

"**Scheme of Arrangement**" means the scheme of arrangement proposed to be made between Pan-Ocean and the Pan-Ocean Shareholders pursuant to Article 125 of the Act on the terms,

and subject to the conditions, substantially in the form set out in Schedule A hereto as amended or supplemented from time to time;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Securities Authorities**" means, with respect to Pan-Ocean, the Pan-Ocean Subsidiaries, the Purchaser and the Purchaser Subsidiaries, the applicable securities commissions and other securities regulatory authorities in Canada;

"**Securities Laws**" means, with respect to Pan-Ocean, the Pan-Ocean Subsidiaries, the Purchaser and the Purchaser Subsidiaries, the Securities Act, all other applicable provincial and territorial securities legislation in Canada and any rules, regulations, instruments and published policies thereunder;

"**Special Resolution**" has the meaning ascribed to such term in the Act;

"**Superior Proposal**" has the meaning ascribed thereto in Section 7.2(a);

"**Taxes**" means (A) any and all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, whether disputed or not, together with all interest, penalties, fines and additions imposed with respect to such amounts and (B) any liability for the payment of any amounts of the type described in paragraph (A) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity;

"**Technology**" has the meaning ascribed thereto in Section 3.1(r);

"**TSX**" means the Toronto Stock Exchange; and

"**UKCo**" means PanOcean Energy U.K. Ltd., a corporation existing under the laws of the United Kingdom, and a wholly-owned subsidiary of JerseyCo.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 Currency

Unless otherwise stated, "$" or "**US$**" refers to United States dollars and "**CDN$**" refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Pan-Ocean shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Pan-Ocean required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7 Knowledge

In this Agreement, references to "the knowledge of Pan-Ocean" means the actual knowledge, as the case may be, of Messrs. Paul L. Keyes, Robert S. Wynne, James N. Smith, Hollis L. Keene and W. David Lyons, after reasonable inquiry within Pan-Ocean, and references to "the knowledge of Purchaser" means the actual knowledge, as the case may be, of Messrs. Jean Claude Gandur, Mike Ebsary, James Pearce and David Codd, after reasonable inquiry within Purchaser; provided that notwithstanding anything in this Agreement to the contrary, none of the aforementioned individuals shall have any personal liability with respect to any representation or covenant made by them in respect of Pan-Ocean or the Purchaser, as the case may be, in their capacity as an officer or director thereof.

1.8 Enforceability

All representations, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.9 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule "A" - Scheme of Arrangement
Schedule "B" - Resolutions of the Pan-Ocean Shareholders
Schedule "C" - Regulatory Approvals
Schedule "D" - Omitted
Schedule "E" - Form of Lock-up Agreement
Schedule "F" - Pan-Ocean Material Contracts
Schedule "G" - Indebtedness

ARTICLE 2
THE ACQUISITION

2.1 Implementation Steps by Pan-Ocean

Pan-Ocean covenants in favour of Purchaser that Pan-Ocean shall:

(a) subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Purchaser under Article 125(1) of the Act for the Interim Order;

(b) subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Court Meetings for the purpose of considering the Arrangement Resolutions;

(c) subject to the terms of this Agreement, convene and hold the EG Meeting and the Class Meetings immediately after the Court Meetings for the purpose of considering the EGM Resolutions and the Class Resolutions, respectively;

(d) subject to the terms of this Agreement, not postpone, adjourn or cancel the Court Meetings, the EG Meeting or the Class Meetings without Purchaser's prior written consent except as required for quorum purposes, to comply with requirements of applicable Law (including any disclosure obligations under applicable Laws provided that Pan-Ocean uses all reasonable efforts to comply with such Laws in a timely manner), as required by the Court or as approved by the Pan-Ocean Shareholders;

(e) subject to compliance with fiduciary duties, use all commercially reasonable efforts to solicit from the Pan-Ocean Shareholders proxies in favour of the approval of the Arrangement Resolutions, the EGM Resolutions and the Class Resolutions;

(f) subject to compliance with fiduciary duties and obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

(g) subject to obtaining the Final Order and in accordance with Section 2.3, send to the Registrar for filing the Final Order and such other documents as may be required in connection therewith under the Act to give effect to the Arrangement.

2.2 Interim Order

The application referred to in Section 2.1(a) shall request that the Interim Order provide:

(a) for classes of persons to whom notice is to be provided in respect of the Arrangement and the Court Meetings and for the manner in which such notice is to be provided;

(b) that, subject to the sanction by the Court, the requisite approval for the Arrangement Resolutions shall be a majority in number representing three fourths in nominal value of each class of Pan-Ocean Shareholders present and voting either in person or by proxy at the relevant Court Meetings;

(c) that the terms, restrictions and conditions of the Pan-Ocean Organizational Documents and any applicable Laws, including quorum requirements and all other matters, shall apply in respect of the Court Meetings, unless the Court otherwise directs;

(d) for the grant of the Dissent Rights; and

(e) for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

2.3 Final Order; Closing

(a) The filing of the Final Order with the Registrar shall implement the Scheme of Arrangement. On the second business day after the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions as of the Closing Date) set forth in Article 6, and in any event by August 31, 2006 (unless another time or date is agreed to in writing by the Parties hereto in accordance with this Agreement) (the "**Closing Date**"), the Final Order shall be filed with the Registrar.

(b) The closing of the transactions set out in this Agreement (the "**Closing**") will take place at the St. Helier, Jersey offices of Mourant du Feu & Jeune on the Closing Date.

2.4 Circular

Subject to compliance with Section 2.5 and the Interim Order, as promptly as reasonably practicable after the execution and delivery of this Agreement, Pan-Ocean shall complete the Pan-Ocean Circular together with any other documents required by applicable Laws in connection with the Court Meetings, EG Meeting, and the Class Meetings and cause the Pan-Ocean Circular and other documentation to be sent to Pan-Ocean Shareholders and filed as required by the Interim Order and applicable Laws. The Pan-Ocean Circular shall include the unanimous recommendation of Pan-Ocean's Board of Directors that Pan-Ocean Shareholders vote in favor of the Arrangement Resolutions, the EGM Resolutions and the Class Resolutions unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement.

2.5 Preparation of Filings

(a) Pan-Ocean shall prepare and file any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed necessary to discharge its obligations or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter and shall provide Purchaser with a reasonable opportunity to review and comment thereon prior to the filing thereof.

(b) Pan-Ocean shall provide Purchaser with a reasonable opportunity to review and comment on the Pan-Ocean Circular prior to its mailing to Pan-Ocean Shareholders and filing in accordance with the Interim Order and applicable Laws and shall make such amendments thereto as the Purchaser may reasonably request.

(c) Pan-Ocean shall ensure that the Pan-Ocean Circular complies with the Interim Order and all applicable Laws.

(d) Purchaser will provide the information required with respect to the Purchaser as Pan-Ocean may reasonably request for inclusion in the Pan-Ocean Circular and shall ensure that such information will, at the time of the mailing of the Pan-Ocean Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) Each of Pan-Ocean and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Pan-Ocean Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Pan-Ocean Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.

2.6 Shareholder Communications

(a) At the request of Pan-Ocean, Purchaser agrees to co-operate in the preparation of presentations, if any, to Pan-Ocean Shareholders regarding the Arrangement. No Party shall issue any press release or otherwise make public statements with respect to the Arrangement or this Agreement, without the consent of the other Party (which consent shall not be unreasonably withheld or delayed). Pan-Ocean shall not make any filing with any Governmental Entity or with the TSX with respect to the Arrangement or this Agreement without prior consultation with Purchaser.

Purchaser shall not make any filing with any Governmental Entity or with the TSX without prior consultation with Pan-Ocean.

(b) The foregoing provisions of Section 2.6(a) shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws. The Party making such required disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Pan-Ocean shall have no obligation to consult with Purchaser prior to any disclosure by Pan-Ocean with regard to a Material Proposal.

ARTICLE 3
REPRESENTATIONS OF PAN-OCEAN

3.1 Representations

Pan-Ocean hereby represents to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations in connection with the entering into of this Agreement:

(a) Board Approval. As of the date hereof, the Board of Directors of Pan-Ocean have received the Fairness Opinions and, after consultation with its financial and legal advisors, has determined that (i) the Arrangement is fair to the holders of the Class B Shares (other than Purchaser), (ii) the allocation of the consideration for the purchase of all of the shares of MauritiusCo and UKCo between the holders of the Class A Shares, on the one hand, and the holders of the Class B Shares, on the other hand, is fair from a financial point of view, and (iii) the Arrangement is in the best interests of Pan-Ocean and the Pan-Ocean Shareholders and has unanimously resolved to recommend to the Pan-Ocean Shareholders that they vote their Pan-Ocean Shares in favour of the Arrangement. The Board of Directors of Pan-Ocean has unanimously approved the Arrangement and the execution and performance of this Agreement.

(b) Organization and Qualification. Pan-Ocean and each of the Pan-Ocean Subsidiaries is a company duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation, each of which has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Pan-Ocean and each of the Pan-Ocean Subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Pan-Ocean Material Adverse Effect.

(c) Authority Relative to this Agreement. Pan-Ocean has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and, subject to the Required Vote and the Final Order being delivered by the Court, the consummation by Pan-Ocean of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Pan-Ocean and the Pan-Ocean Shareholders, and no other corporate proceedings on the part of Pan-Ocean are necessary to authorize the execution and delivery by Pan-Ocean of this Agreement or any agreement ancillary hereto and the consummation by Pan-Ocean of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Pan-Ocean and constitutes a legal, valid and binding obligation of Pan-Ocean enforceable against Pan-Ocean in accordance with its terms.

(d) No Violations. Neither the execution and delivery of this Agreement by Pan-Ocean nor the consummation of the Arrangement by Pan-Ocean nor compliance by Pan-Ocean and the Pan-Ocean Subsidiaries with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration or result in the creation of any Lien upon any of the properties or assets of Pan-Ocean or the Pan-Ocean Subsidiaries under any of the terms, conditions or provisions of (A) the Pan-Ocean Organizational Documents or Laws governing Pan-Ocean or any of the Pan-Ocean Subsidiaries or (B) subject to receiving the consent of Pan-Ocean's commercial bankers to the Arrangement, any Pan-Ocean Material Contract or other instrument or obligation to which Pan-Ocean or any of the Pan-Ocean Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pan-Ocean or any of the Pan-Ocean Subsidiaries is bound and, in each case, individually or in the aggregate would adversely affect Pan-Ocean's ability to perform its obligations under this Agreement or (C) subject to compliance with applicable statutes and regulations, any judgment, ruling, order, writ, injunction, rule or regulation applicable to Pan-Ocean or the Pan-Ocean Subsidiaries; or (ii) subject to obtaining the Regulatory Approvals, the Required Vote and the Final Order, violate any Law applicable to Pan-Ocean or any of the Pan-Ocean Subsidiaries or any of their respective properties or assets except for such violations which would not reasonably be expected to have a Pan-Ocean Material Adverse Effect.

(e) Capitalization. The authorized share capital of Pan-Ocean is US$220,000,000 divided into 50,000,000 Class A Shares, 50,000,000 Class B Shares and 20,000,000 Series A Preferred Shares of $1.00 par value each. As at July 18, 2006, there were an aggregate of 1,751,195 Class A Shares issued and outstanding, 23,015,883 Class B Shares issued and outstanding and no Series A Preferred Shares issued and outstanding. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of up to 50,000,000 Class A Shares, 50,000,000 Class B Shares, and 20,000,000 Series A Preferred Shares in Pan-Ocean. In addition, as of July 18, 2006, there were 1,989,001 Pan-Ocean Options issued and outstanding, exercisable

in accordance with the Pan-Ocean Stock Option Plan for 1,989,001 Class B Shares. There are no other securities outstanding that are convertible or exchangeable into Class A Shares, Class B Shares, or Series A Preferred Shares of Pan-Ocean. Pan-Ocean has provided to Purchaser an accurate and complete list of all outstanding Pan-Ocean Options which shows the respective dates of grant, vesting dates, exercise prices and number of securities assessable upon exercise, together with complete and accurate copies of the agreements pursuant to which such options are granted.

(f) Reporting Status and Securities Laws Matters. Pan-Ocean is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. No delisting, suspension of trading in or cease trading order with respect to any securities of Pan-Ocean and, to the knowledge of Pan-Ocean, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Pan-Ocean, expected to be implemented or undertaken and which would reasonably be expected to have a Pan-Ocean Material Adverse Effect. No Pan-Ocean Subsidiaries are subject to continuous disclosure requirements under any Securities Laws.

(g) Ownership of Subsidiaries. Each of the Pan-Ocean Subsidiaries is directly or indirectly wholly owned by Pan-Ocean. All of the outstanding shares of capital stock and other ownership interests in the Pan-Ocean Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares and other ownership interests held directly or indirectly by Pan-Ocean are, except pursuant to restrictions on transfer contained in constituting documents or pursuant to existing financing arrangements involving Pan-Ocean or the Pan-Ocean Subsidiaries, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock. There are no outstanding contractual or other obligations of any Pan-Ocean Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any Pan-Ocean Subsidiaries.

(h) Reports. The documents comprising the Pan-Ocean Public Disclosure Record did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the TSX and complied in all respects with Securities Laws. Pan-Ocean has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed with the Securities Authorities since January 1, 2005.

(i) Pan-Ocean Financial Statements. Pan-Ocean's audited consolidated financial statements as at and for the fiscal year ended December 31, 2005 (including the notes thereto and related management's discussion and analysis (**"MD&A"**)) and Pan-Ocean's unaudited financial statements as at and for the three months ended

March 31, 2006 (including the notes thereto and related MD&A) (collectively, the "**Pan-Ocean Financial Statements**") were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Pan-Ocean's independent auditors, or (ii) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Pan-Ocean and the Pan-Ocean Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments). There has been no material change in Pan-Ocean's accounting policies, except as described in the notes to the Pan-Ocean Financial Statements. None of Pan-Ocean or the Pan-Ocean Subsidiaries have any undisclosed liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by IFRS to be set forth in a consolidated balance sheet of Pan-Ocean or in the notes thereto, except for any liabilities or obligations incurred since April 1, 2006 in the ordinary course of business which are not individually or in aggregate material.

(j) Absence of Certain Changes. Since January 1, 2006, (i) Pan-Ocean and each of the Pan-Ocean Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement and the process undertaken by Pan-Ocean relating to the solicitations of interest for an acquisition of Pan-Ocean, the Pan-Ocean Subsidiaries or similar strategic transaction and (ii) there has not been a Pan-Ocean Material Adverse Effect.

(k) Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings known to Pan-Ocean (collectively, "**Legal Actions**") commenced or existing against Pan-Ocean or the Pan-Ocean Subsidiaries or, to the knowledge of Pan-Ocean, threatened against Pan-Ocean or any of the Pan-Ocean Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or against any of the Pan-Ocean Subsidiaries, which Legal Actions would reasonably be expected to have a Pan-Ocean Material Adverse Effect. Neither Pan-Ocean nor any of the Pan-Ocean Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Pan-Ocean Material Adverse Effect. Pan-Ocean has disclosed to Purchaser in writing all Legal Actions that have had or would reasonably be expected to result in a liability, cost or expense to Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole in excess of $5,000,000.

(l) Taxes. Pan-Ocean and each of the Pan-Ocean Subsidiaries has duly and timely filed all material Returns required to be filed prior to the date hereof and all such Returns are complete and correct in all material respects. There are no Taxes which are due and payable by Pan-Ocean or the Pan-Ocean Subsidiaries, all assessments and reassessments, and all other Taxes due and payable by them on or before the date

hereof have been paid, other than those which are being or have been contested in good faith and in respect of which, in the reasonable opinion of Pan-Ocean, adequate reserves in accordance with IFRS have been provided in the Pan-Ocean Financial Statements. Except as provided for in the Pan-Ocean Financial Statements, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Pan-Ocean or any of the Pan-Ocean Subsidiaries, and neither Pan-Ocean nor any of the Pan-Ocean Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Pan-Ocean, threatened against Pan-Ocean or any of the Pan-Ocean Subsidiaries or any of their respective assets. Pan-Ocean and each of the Pan-Ocean Subsidiaries has deducted or collected and remitted to the relevant Governmental Entity on or before the due dates therefor all Taxes which it is required by applicable Law to so deduct or collect and remit. Pan-Ocean and each of the Pan-Ocean Subsidiaries are not subject to a liability for Taxes of any other person.

(m) Property. Except as has been disclosed in the Data Room, to the knowledge of Pan-Ocean, Pan-Ocean has not received notice from any third party of any defects, failures or impairments in the title of Pan-Ocean or the Pan-Ocean Subsidiaries to the oil and gas properties or facilities of Pan-Ocean or the Pan-Ocean Subsidiaries which in aggregate could have a Pan-Ocean Material Adverse Effect.

(n) Title. Except as disclosed in the Data Room, neither Pan-Ocean nor any of the Pan-Ocean Subsidiaries has any knowledge or is aware of and has not received notice from any third party of any defects, failures or impairments or alleged defects, failures or impairments in the title of Pan-Ocean or the Pan-Ocean Subsidiaries to the oil and gas properties or facilities of Pan-Ocean or the Pan-Ocean Subsidiaries, which in aggregate could have a Pan-Ocean Material Adverse Effect.

(o) Contracts. Pan-Ocean has provided to Purchaser an accurate and complete written list and copies of all Pan-Ocean Material Contracts in Schedule "F" hereto. Except as would not reasonably be expected to have a Pan-Ocean Material Adverse Effect, none of Pan-Ocean or any of the Pan-Ocean Subsidiaries is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract and none of Pan-Ocean or any of the Pan-Ocean Subsidiaries has received notice of default under any Material Contract which remains uncured which default would reasonably be expected to have a Pan-Ocean Material Adverse Effect.

(p) Pension and Employee Benefits.

(i) Pan-Ocean and the Pan-Ocean Subsidiaries has complied with the material terms of all agreements, health, welfare, supplemental unemployment benefit, deferred compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by or binding upon Pan-Ocean or the Pan-Ocean Subsidiaries or in respect of which Pan-Ocean or the Pan-Ocean Subsidiaries

has any actual or potential liability and with all applicable Laws relating thereto.

(ii) The transactions contemplated by this Agreement and the Arrangement shall constitute a change of control transaction under the Pan-Ocean bonus plans, certain employment contracts and will accelerate vesting provisions under the Pan-Ocean Shadow Option Plan and the Pan-Ocean Stock Option Plan.

(iii) Except as would not reasonably be expected to have a Pan-Ocean Material Adverse Effect, all of the plans described in Section 3.1(p)(i) and (ii) (the "**Pan-Ocean Plans**") are and have been established, registered, qualified and administered in accordance with all applicable Laws.

(iv) Pan-Ocean has provided to Purchaser an accurate summary of the Pan-Ocean Plans.

(v) All current obligations of Pan-Ocean and the Pan-Ocean Subsidiaries regarding the Pan-Ocean Plans have been satisfied in all material respects. All contributions or premiums required to be made by Pan-Ocean or any of the Pan-Ocean Subsidiaries, as the case may be, under the terms of each Pan-Ocean Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Pan-Ocean Plans except as would not reasonably be expected to have a Pan-Ocean Material Adverse Effect.

(q) Compliance with Laws. Pan-Ocean and the Pan-Ocean Subsidiaries have (i) complied with applicable Laws, (ii) all necessary licenses, permits, orders or approvals, and have made all required registrations with, any Governmental Entity, other than those which the failure to have would not reasonably be expected to have a Pan-Ocean Material Adverse Effect.

(r) Intellectual Property. To the knowledge of Pan-Ocean, except as would not reasonably be expected to have a Pan-Ocean Material Adverse Effect (i) Pan-Ocean and the Pan-Ocean Subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in breach of such licenses) all patents, trade-marks, trade names, service marks, copyrights, know-how trade secrets, software, technology, and all other intellectual property and proprietary rights that are necessary to the conduct of the business, as presently conducted, of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole (collectively, the "**Intellectual Property Rights**"); (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole; (iii) all such Intellectual Property Rights are valid and enforceable and do not infringe in any way upon any third parties' intellectual property and proprietary rights and no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any such Intellectual Property Rights; (iv) no third party is infringing upon such Intellectual Property Rights in any respect; (v) all hardware, software and firmware, processed data,

technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole (collectively, the "**Technology**"), are up-to-date and sufficient for conducting the business, as presently conducted, of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole; (vi) Pan-Ocean and the Pan-Ocean Subsidiaries own or have validly licensed (and are not in breach of such licenses) such Technology and have commercially reasonable virus protection and security measures in place in relation to such Technology; and (vii) Pan-Ocean and the Pan-Ocean Subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(s) Insurance. Pan-Ocean and the Pan-Ocean Subsidiaries maintain policies or binders of insurance as have been disclosed to the Purchaser in the Data Room and there are no outstanding claims made by Pan-Ocean or any of the Pan-Ocean Subsidiaries as of the date hereof thereunder.

(t) Environment.

(i) Pan-Ocean and the Pan-Ocean Subsidiaries have obtained all requisite Environmental Licences required for carrying on of their business as currently conducted and have at all times complied in all material respects with the terms and conditions of such Environmental Licences and all applicable Environmental Laws, and there are, to the knowledge of Pan-Ocean, no circumstances which may prevent or interfere with such compliance in the future;

(ii) There is no Environmental Claim pending or, to the knowledge of Pan-Ocean, no past or present acts, omissions, events, or circumstances which might form the basis of any Environmental Claim, against Pan-Ocean or the Pan-Ocean Subsidiaries which is reasonably likely to be decided against Pan-Ocean or the Pan-Ocean Subsidiaries.

(u) Employment Agreements and Collective Agreements. Pan-Ocean is not a party to or bound or governed by:

(i) except as has been disclosed to the Purchaser in the Data Room, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Pan-Ocean;

(ii) any collective bargaining or union agreement, any actual or, to the knowledge of Pan-Ocean, threatened application for certification or

bargaining rights in respect of Pan-Ocean or any of the Pan-Ocean Subsidiaries;

(iii) any labour dispute, strike or lock-out relating to or involving any employees of Pan-Ocean or any of the Pan-Ocean Subsidiaries that would reasonably be expected to have a Pan-Ocean Material Adverse Effect; or

(iv) any actual or, to the knowledge of Pan-Ocean, threatened claim arising out of or in connection with employment by Pan-Ocean or any of the Pan-Ocean Subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Pan-Ocean Material Adverse Effect.

(v) Brokers. Except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Pan-Ocean in connection with this Agreement or the Arrangement.

(w) Reserve Report. Pan-Ocean made available to McDaniel & Associates Consultants Ltd. (the "**Pan-Ocean Engineer**") prior to issuance of the Pan-Ocean Engineer's report in respect of the oil and natural gas reserves of the Pan-Ocean Subsidiaries effective December 31, 2005 (the "**Pan-Ocean Reserve Report**") for the purposes of preparing the Pan-Ocean Reserve Report, all information requested by the Pan-Ocean Engineer and all information in its possession material to the determination of the oil and gas reserves of the Pan-Ocean Subsidiaries.

(x) Data Room. The information, records and documents posted on or contained in the Data Room, as the case may be, are complete and accurate in all material respects as at the respective or effective date of such information, records and documents.

(y) Books and Records. The records and minute books of Pan-Ocean and the Pan-Ocean Subsidiaries have been maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects.

(z) Indebtedness. The Indebtedness of Pan-Ocean and the Pan-Ocean Subsidiaries as at June 30, 2006 is set out in Schedule "G".

(aa) Disclosure. To the knowledge of Pan-Ocean, Pan-Ocean has not withheld from Purchaser, any material information or documents concerning Pan-Ocean or any of the Pan-Ocean Subsidiaries or their respective assets or liabilities during the course of Purchaser's review of Pan-Ocean and its assets. No representation contained herein and no statement contained in any certificate provided or to be provided to Purchaser by Pan-Ocean pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

3.2 Disclaimer of Additional Representations

Purchaser agrees and acknowledges that, except as set forth in this Agreement or any certificate delivered by Pan-Ocean in accordance with the terms of this Agreement, Pan-Ocean makes no representation express or implied, at law or in equity, with respect to Pan-Ocean, the Pan-Ocean Subsidiaries, their respective businesses, the past, current or future production, financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations are hereby expressly disclaimed. Without limiting the generality of the foregoing, Pan-Ocean expressly disclaims any representation that is not set forth in this Agreement or any certificate delivered by Pan-Ocean in accordance with the terms of this Agreement.

3.3 Effect of Disclosures

Each of the representations of Pan-Ocean set forth in Sections 3.1(b) to 3.1(y), inclusive, is qualified by and is made subject to the disclosures made in the Data Room and the Pan-Ocean Public Disclosure Record.

3.4 Survival of Representations

The representations of Pan-Ocean contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.4 shall not limit any covenant or agreement of Pan-Ocean or the Pan-Ocean Subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 4
REPRESENTATIONS OF PURCHASER

4.1 Representations

Purchaser hereby represents to and in favour of Pan-Ocean as follows and acknowledges that Pan-Ocean is relying upon such representations in connection with the entering into of this Agreement:

(a) Organization and Qualification. Purchaser is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation, has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Purchaser is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to materially adversely affect the ability of Purchaser and Pan-Ocean to consummate the transactions contemplated by this Agreement.

(b) Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms.

(c) No Violations. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the Arrangement by Purchaser nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the articles of incorporation or Laws governing Purchaser or (ii) any material contract or other instrument or obligation to which Purchaser or any of the Purchaser Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of the Purchaser Subsidiaries is bound and, in each case, individually or in the aggregate would adversely affect Purchaser's ability to perform its obligations under this Agreement or (iii) subject to obtaining the Regulatory Approvals, violate any Law applicable to Purchaser or any of the Purchaser Subsidiaries or any of their respective properties or assets (except, in the case of clause (iii) above, for such violations which would not reasonably be expected to materially adversely affect the ability of Purchaser and Pan-Ocean to consummate the transactions contemplated by this Agreement.).

(d) Financing. Purchaser has taken all necessary actions so that it has cash consideration in immediately available funds, without being subject to contingencies, sufficient to consummate the Arrangement upon the terms and conditions contemplated by the Scheme of Arrangement.

4.2 Survival of Representations

The representations of Purchaser contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.2 shall not limit any covenant or agreement of Purchaser which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

4.3 Disclaimer of Additional Representations

Pan-Ocean agrees and acknowledges that, except as set forth in this Agreement or any certificate delivered by Purchaser in accordance with the terms of this Agreement, Purchaser makes no representation, express or implied, at law or in equity, with respect to Purchaser, the Purchaser

Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations are hereby expressly disclaimed. Without limiting the generality of the foregoing, Purchaser expressly disclaims any representation that is not set forth in this Agreement or any certificate delivered by Purchaser in accordance with the terms of this Agreement.

ARTICLE 5
COVENANTS OF PAN-OCEAN AND PURCHASER

5.1 Covenants of Pan-Ocean Regarding the Conduct of Business

Pan-Ocean covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Purchaser shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Scheme of Arrangement or as is otherwise required by applicable Law:

(a) the business and affairs of Pan-Ocean and the Pan-Ocean Subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), and Pan-Ocean shall use all commercially reasonable efforts to maintain and preserve the business, prospects, organization, assets, properties, employees, goodwill and business relationships of Pan-Ocean and the Pan-Ocean Subsidiaries. For greater certainty, Pan-Ocean may take any action that is provided for in Pan-Ocean's annual operating plan or budget for the year ending December 31, 2006;

(b) Pan-Ocean shall not, and shall not permit any of the Pan-Ocean Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of any shares of Pan-Ocean or the Pan-Ocean Subsidiaries (iii) adjust, split, combine or reclassify its capital stock; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Pan-Ocean or the Pan-Ocean Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Pan-Ocean or the Pan-Ocean Subsidiaries, other than (A) the issuance of Class B Shares of Pan-Ocean issuable pursuant to the terms of the outstanding Pan-Ocean Options, (B) the grant of Pan-Ocean Options pursuant to the terms of contractual commitments for the Pan-Ocean Stock Option Plan, as applicable, (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) Pan-Ocean shall not, and shall not permit any of the Pan-Ocean Subsidiaries to, directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $25,000,000 individually or in the aggregate; (ii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iii) expend or commit to expend amounts in respect of capital expenses in excess of $25,000,000 individually or in the aggregate, except to the extent that such expenditures are set forth in Pan-Ocean's annual operating plan or budget for the year ending December 31, 2006, dated April 6, 2006; (iv) reorganize, amalgamate, merge or otherwise combine Pan-Ocean or any of the Pan-Ocean Subsidiaries with any other person; (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other such advisors in the ordinary course of business or in respect of the Arrangement; (vi) authorize, recommend or propose any release or relinquishment of any material contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production showing agreement, governing land concession or other material document; (viii) acquire any assets with an acquisition cost in excess of $25,000,000 individually or in the aggregate; (ix) pay, discharge or satisfy any material claims, liabilities or obligations; (x) acquire any petroleum and/or oil and gas exploration, development or production properties; (xi) enter into any form of credit enhancement, swap or hedge arrangement or other derivative instrument or transaction or conduct or engage in any activities relating to the foregoing; (xii) enter into agreements or consummate transactions with persons who are not at "arm's length" with Pan-Ocean or the Pan-Ocean Subsidiaries (within the meaning of the *Income Tax Act* (Canada); or (xiii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d) except so as to permit the acceleration of the vesting of Pan-Ocean Options and except as may be agreed in writing by the Parties, neither Pan-Ocean nor any of the Pan-Ocean Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) unless agreed in writing by the Parties, Pan-Ocean shall not and shall cause each of the Pan-Ocean Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance,

incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting, exercise, purchase or cancellation of currently outstanding Pan-Ocean Options as contemplated herein or as is necessary to comply with applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, or (v) advance any loan to any officer or director of Pan-Ocean or any of the Pan-Ocean Subsidiaries or any other party not at arm's length to Pan-Ocean or any of the Pan-Ocean Subsidiaries;

(f) Pan-Ocean shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) Pan-Ocean shall use its commercially reasonable efforts to ensure that all outstanding Pan-Ocean Options will terminate effective no later than the Effective Time; and

(h) Pan-Ocean shall promptly notify Purchaser in writing of any circumstance or development that, to the knowledge of Pan-Ocean, is or would reasonably be expected to constitute a Pan-Ocean Material Adverse Effect or any change in any material fact set forth in the Pan-Ocean Public Disclosure Record.

5.2 Covenants of Pan-Ocean Regarding the Arrangement

Pan-Ocean shall and shall cause the Pan-Ocean Subsidiaries to perform all obligations required or desirable to be performed by Pan-Ocean or any of the Pan-Ocean Subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Pan-Ocean shall and, where appropriate, shall cause the Pan-Ocean Subsidiaries to:

(a) subject to compliance with fiduciary duties, use all commercially reasonable efforts to obtain the Required Vote and to cause the Arrangement to come into effect;

(b) use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Pan-Ocean or the Pan-Ocean Subsidiaries in connection with the Arrangement from other parties to the Pan-Ocean Material Contracts. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Purchaser which shall not be unreasonably withheld, none of Pan-Ocean or any of the Pan-Ocean Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none

of Purchaser or its respective affiliates (including the Purchaser's Subsidiaries) shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation;

(c) use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Pan-Ocean or any of the Pan-Ocean Subsidiaries relating to the Arrangement;

(d) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Pan-Ocean or any of the Pan-Ocean Subsidiaries and, in doing so, keep Purchaser fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for Purchaser to provide its comments thereon;

(e) defend all lawsuits or other legal, regulatory or other proceedings against Pan-Ocean challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f) furnish to Purchaser on the seventh business day before the Court Meetings and for each business day thereafter a breakdown of all proxy information and dissent notices relating to the Court Meetings;

(g) promptly provide to Purchaser any proposed amendments to materials relating to the Court Meetings, the EG Meeting and the Class Meetings in order for Purchaser to provide its comments thereon;

(h) subject to Liens in favour of Pan-Ocean's commercial lenders remaining in place, ensure that upon completion of the Arrangement, Purchaser shall own all the outstanding shares of UKCo and MauritiusCo, and that MauritiusCo will own all of the outstanding shares of the MauritiusCo Subs, free and clear of all Liens, with no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares;

(i) provide to Purchaser such information regarding the business and financial affairs of Pan-Ocean and the Pan-Ocean Subsidiaries as Purchaser may reasonably request in connection with any financing arrangements undertaken by Purchaser during the term of this Agreement;

(j) subject to any expenditures of Pan-Ocean and the Pan-Ocean Subsidiaries permitted by this Agreement prior to the Effective Time, Pan-Ocean shall in respect of all cash balances of Pan-Ocean and the Pan-Ocean Subsidiaries, including, without limitation, all funds in the Pan-Ocean Accounts, prior to the Effective Time (i) disburse all such cash balances to MauritiusCo or one or more of the MauritiusCo Subs to meet their operational expenditures as permitted in Section 5.1(c) or (ii) transfer such cash balances to MauritiusCo or one or more of the MauritiusCo Subs.

In addition, all inter-company loans owing by UKCo, MauritiusCo or the MauritiusCo Subs shall be assigned prior to the Effective Time to a company nominated by Purchaser and all intercorporate accounts payable and receivable will be offset or cancelled. Notwithstanding the immediately preceding two sentences, Pan-Ocean shall be permitted to retain funds used to pay for non-operational expenditures actually incurred of Pan-Ocean prior to the Effective Time of up to CDN$1,250,000 per month or pro rata for part thereof until the Effective Time ("**Permitted Expenditures**"). If the non-operational expenses prior to the Effective Time do not equal or exceed CDN$1,250,000 per month or pro rata portion of a month, the difference shall be remitted to MauritiusCo or one or more of the MauritiusCo Subs or as directed by Purchaser. Pan-Ocean shall provide to Purchaser weekly updates as to balances in respect of each of these accounts plus the accounts of MauritiusCo and the MauritiusCo Subs from the date of this Agreement until the Effective Time. Pan-Ocean, MauritiusCo, the MauritiusCo Subs and UKCo agree to work with Purchaser and the banks under the Bank Facility and all other credit facilities of Pan-Ocean and the Pan-Ocean Subsidiaries to ensure all funds in the Pan-Ocean Accounts, excepting the Permitted Expenditures, are transferred to MauritiusCo or one or more of the MauritiusCo Subs prior to the Effective Time; and

(k) deliver to Purchaser executed Lock-up Agreements within ten business days of the date of this Agreement.

5.3 Covenants of Purchaser Regarding the Performance of Obligations

Purchaser shall, and shall cause the Purchaser Subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of the Purchaser Subsidiaries under this Agreement, co-operate with Pan-Ocean in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause the Purchaser Subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of the Purchaser Subsidiaries and, in doing so, keep Pan-Ocean reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Pan-Ocean with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Pan-Ocean to provide its reasonable comments thereon;

(b) use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Purchaser or any of the Purchaser Subsidiaries relating to the Arrangement;

(c) defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d) Purchaser and its affiliates will vote (or cause to be voted) all Pan-Ocean Shares held by each of them in favour of the Arrangement and transactions contemplated hereby;

(e) designate one person from whom Pan-Ocean may obtain approval to undertake any actions not permitted to be taken under Section 5.1 and shall ensure that such person shall respond, on behalf of Purchaser, to Pan-Ocean's requests in an expeditious manner;

(f) Purchaser shall have available at Closing cash consideration in immediately available funds sufficient to consummate the Arrangement upon the terms and conditions set out in the Scheme of Arrangement; and

(g) Purchaser will provide an undertaking to the Court to be bound by the Arrangement in form and substance acceptable to Pan-Ocean, acting reasonably.

5.4 Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it shall, and shall cause the Pan-Ocean Subsidiaries in the case of Pan-Ocean, and the Purchaser Subsidiaries in the case of Purchaser, to use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder. Subject to the terms and conditions herein provided, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b) it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement except as permitted by this Agreement.

5.5 Employment Agreements/Benefit Plans

(a) Purchaser acknowledges that the Arrangement shall constitute a change-of-control transaction under the Pan-Ocean Plans and employment agreements.

(b) Purchaser acknowledges that in the ordinary course of business Pan-Ocean would pay bonuses to eligible employees and consultants of Pan-Ocean and Pan-Ocean Subsidiaries pursuant to the short term incentive plan of Pan-Ocean. Purchaser acknowledges that nothing in this Agreement shall prevent the Board of Directors or the CEO of Pan-Ocean from approving and paying such bonuses, in the ordinary course of business and consistent with past practice.

(c) Purchaser acknowledges that Pan-Ocean shall facilitate the acceleration of the vesting of any unvested Pan-Ocean Options as may be necessary or desirable to allow all persons holding Pan-Ocean Options to exercise their Pan-Ocean Options or, at such person's option, to effect a cashless exercise of their Pan-Ocean Options.

(d) Pan-Ocean shall pay the severance and change of control obligations to all employees directly employed by Pan-Ocean prior to the Effective Time. Pan-Ocean shall also pay the severance and change of control obligations in respect of any and all employees of, or contracted to UKCo, who are to be terminated prior to the Effective Time. In respect of any and all employees of, or contracted to UKCo, JerseyCo or MauritiusCo not to be terminated prior to the Effective Time, Pan-Ocean shall make a contribution immediately after the Effective Time equal to half of the severance and change of control obligations of those employees. Such contribution shall be made to the Purchaser or the employees directly having regard to taxes and other matters.

ARTICLE 6
CONDITIONS

6.1 Mutual Condition Precedents

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in writing by the mutual consent of the Parties:

(a) on or prior to the Outside Date, the Arrangement Resolutions shall have been approved at each of the Court Meetings by not less than the relevant Required Vote;

(b) the EGM Resolutions shall have been approved at the EG Meeting by not less than the relevant Required Vote;

(c) the Class Resolutions shall have been approved at each of the Class Meetings by not less than the relevant Required Vote;

(d) the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to Pan-Ocean and the Purchaser, and shall not have been set aside or modified on appeal or otherwise;

(e) all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

(f) there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof;

(g) the Parties shall enter into an indemnification agreement providing for the indemnification of Pan-Ocean by Purchaser with respect to any payments required to be made pursuant to the valid exercise of the Dissent Rights;

(h) the Parties shall enter into an agreement for the transfer of the Pan-Ocean Head Office Assets to the Purchaser and the assumption by the Purchaser of the obligations associated with the Pan-Ocean Head Office Assets; and

(i) this Agreement shall not have been terminated in accordance with its terms.

6.2 <u>Additional Conditions Precedent to the Obligations of Purchaser</u>

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Purchaser's exclusive benefit and may be waived by Purchaser):

(a) all covenants of Pan-Ocean under this Agreement to be performed on or before the Effective Time shall have been duly performed by Pan-Ocean in all material respects, and Purchaser shall have received a certificate of Pan-Ocean addressed to Purchaser and dated the Effective Time, signed on behalf of Pan-Ocean by two senior executive officers of Pan-Ocean (on Pan-Ocean's behalf and without personal liability), confirming the same as at the Effective Time;

(b) the representations of Pan-Ocean set forth in this Agreement shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations made as of a specified date, the accuracy of which shall be determined as of that specified date), and with respect to the representations in Section 3.1(e) regarding issued capital, as modified to accurately reflect the purchase, exercise, termination or surrender of Pan-Ocean Options as contemplated under this Agreement. Purchaser shall have received a certificate of Pan-Ocean addressed to Purchaser and dated the Effective Time, signed on behalf of Pan-Ocean by two senior executive officers of Pan-Ocean (on Pan-Ocean's behalf and without personal liability), confirming the above as at the Effective Time;

(c) between the date hereof and the Effective Time, there shall not have occurred a Pan-Ocean Material Adverse Effect;

(d) Pan-Ocean shall have delivered to Purchaser executed Lock-up Agreements within ten business days of the date of this Agreement;

(e) holders of less than 5% of the issued and outstanding Class B Shares shall have exercised Dissent Rights;

(f) Pan-Ocean shall have received, prior to the Effective Time, all necessary consents from its commercial bankers to complete the Arrangement;

(g) Pan-Ocean shall have provided to Purchaser evidence of the extension of the Maghena permit, in a form satisfactory to the Purchaser and its counsel, acting reasonably; and

(h) on or prior to the Effective Date, there shall be no (i) applicable Laws proposed, enacted, promulgated or applied, or (ii) claims, challenges or proceedings made or threatened in writing by any Governmental Authority, not in either case of general application and in any case would if it became effective or succeeded result in the termination or withdrawal of, or fundamental change to (including for the avoidance of doubt the nature or extent of the fiscal treatment thereof) one or more of the Maghene, Panthere, Awoun or Etame production sharing contracts and/or their respective underlying exploration licences.

6.3 <u>Additional Conditions Precedent to the Obligations of Pan-Ocean</u>

The obligations of Pan-Ocean to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Pan-Ocean and may be waived by Pan-Ocean):

(a) all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Pan-Ocean shall have received a certificate of Purchaser addressed to Pan-Ocean and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser's behalf and without personal liability), confirming the same as of the Effective Time;

(b) the representations of Purchaser set forth in this Agreement shall be true and correct in all respects, as of the Effective Time, as though made on and as of the Effective Time (except for representations made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations to be so true and correct in all respects would not reasonably be expected to materially adversely affect the ability of Purchaser and Pan-Ocean to consummate the transactions contemplated by this Agreement. Pan-Ocean shall have received a certificate of Purchaser addressed to Pan-Ocean dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser's behalf and without personal liability), confirming the above as of the Effective Time; and

(c) In accordance with the instructions of the registrar and transfer agent of Pan-Ocean to be as close as is reasonably possible to the anticipated Effective Time, Purchaser shall have deposited with the registrar and transfer agent of Pan-Ocean cash consideration in immediately available funds sufficient to consummate the Arrangement upon the terms and conditions set out in the Scheme of Arrangement.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1 Notice and Cure Provisions

(a) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

(b) No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of seven days from such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Court Meetings, the Court Meetings shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the filing of the Final Order with the Registrar, such filing shall be postponed until two business days after the expiry of such period.

(c) Each Party hereto shall promptly notify the other Party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such

party, its subsidiaries or its representatives), and (iii) any material Legal Actions threatened or commenced against or otherwise affecting such party or any of its subsidiaries that are related to the transactions contemplated by the Agreement.

7.2 Non-Solicitation

(a) Except as otherwise provided in Article 7 or as is required by Law, Pan-Ocean shall not, directly or indirectly, through any officer, director, employee, representative or agent of Pan-Ocean or any of the Pan-Ocean Subsidiaries, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a Material Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding a Material Proposal, (iii) withdraw, amend modify, or supersede in a manner adverse to Purchaser, the approval of the Board of Directors of Pan-Ocean of the Arrangement, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Material Proposal, or (v) accept or enter into any agreement, understanding, arrangement or Contract in respect of a Material Proposal (other than a confidentiality agreement permitted by Section 7.2(d)); provided, however, that prior to the date the Final Order is obtained, nothing contained in this Agreement shall prevent the Board of Directors of Pan-Ocean from entering into an agreement (subject to compliance with Section 7.3) or engaging in discussions or negotiations or furnishing information to (subject to compliance with Section 7.2(d)) with any person who has made an unsolicited bona fide, written Material Proposal that:

(i) did not result from a breach of this Section 7.2;

(ii) involves not less than 50.01% of each class of the outstanding Pan-Ocean Shares (excluding any Pan-Ocean Shares held by such person or its affiliates) or 50.01% of the consolidated assets of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole; and

(iii) in respect of which the Board of Directors of Pan-Ocean determines in good faith after consultation with its Financial Advisors and its outside counsel that the Material Proposal would, if consummated in accordance with its terms, result in a Superior Proposal.

"**Material Proposal**" shall mean, any proposal or offer relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, reorganization, liquidation, dissolution, share exchange, sale of assets representing 20% or more of the net income, revenues or assets of Pan-Ocean and the Pan-Ocean Subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of Pan-Ocean and the Pan-Ocean Subsidiaries, taken as a whole), any purchase or sale of shares of capital stock or other securities of Pan-Ocean or any of the Pan-Ocean Subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the capital stock of Pan-Ocean or any of the Pan-Ocean

Subsidiaries representing 20% or more of the net income, revenues or assets of Pan-Ocean and the Pan-Ocean Subsidiaries, taken as a whole, or similar transactions involving Pan-Ocean and/or such Pan-Ocean Subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by this Agreement.

"**Superior Proposal**" shall mean any unsolicited bona fide written Material Proposal (i) that relates to not less than 50.01% of each class of outstanding Pan-Ocean Shares or 50.01% of the consolidated assets of Pan-Ocean and the Pan-Ocean Subsidiaries taken as a whole, (ii) which the Board of Directors of Pan-Ocean determines, in its good faith judgment, after receiving the advice of its Financial Advisors and after taking into account all the terms and conditions of the Material Proposal, is on terms and conditions more favorable from a financial point of view to the holders of the Class B Shares than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Purchaser in response thereto in accordance with Section 7.3), (iii) for which financing, to the extent required, is or is reasonably likely to be committed, and (iv) such Material Proposal is reasonably capable of completion in accordance with its terms and conditions within a period of time that is reasonable having regard to all terms and conditions of such Material Proposal, including the extent to which its terms and conditions are more favourable to the holders of the Class B Shares than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Purchaser in response thereto in accordance with Section 7.3).

(b) Pan-Ocean shall, and shall cause the officers, directors, employees, representatives and agents of Pan-Ocean and the Pan-Ocean Subsidiaries to, immediately terminate any existing solicitations, discussions or negotiations with any person (other than Purchaser) that has made, indicated any interest to make or may reasonably be expected to make, a Material Proposal. Purchaser acknowledges that standstill agreements entered into by Pan-Ocean with other parties relating to a potential Material Proposal may terminate in accordance with the terms thereof upon Pan-Ocean entering into this Agreement. Pan-Ocean agrees not to release any third party from any such agreement which does not so terminate except, in the case of any such standstill agreement or provisions in any such confidentiality and standstill agreement, the Board of Directors of Pan-Ocean determines that such third party has made or is reasonably likely to make a Superior Proposal. Pan-Ocean shall promptly request the return or destruction of all information provided to any third party which, at any time since April 1, 2006, has entered into a confidentiality agreement with Pan-Ocean relating to a potential Material Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement. Pan-Ocean shall immediately terminate access to the Data Room for any third party and shall immediately cease to provide any information to such third parties.

(c) Pan-Ocean shall promptly (and, in any event, within 24 hours of receipt by Pan-Ocean) notify Purchaser, at first orally and as soon as possible thereafter in writing, of any Material Proposal or inquiry received after the date hereof (whether or not relating to any Material Proposal or inquiry received prior to the date hereof) that could reasonably be expected to lead to a Material Proposal, in each case received

after the date hereof, of which any of its directors or officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Pan-Ocean or any of the Pan-Ocean Subsidiaries in connection with a Material Proposal or for access to the properties, books or records of Pan-Ocean or any of the Pan-Ocean Subsidiaries by any person that informs Pan-Ocean or such Pan-Ocean Subsidiaries that it is considering making, or has made, a Material Proposal and any amendment thereto and a description of the material terms and conditions of any such Material Proposal or inquiry. Pan-Ocean shall keep Purchaser informed of any change to the material terms of any such Material Proposal or inquiry.

(d) If Pan-Ocean receives a request for material non-public information from a person who proposes an unsolicited bona fide Material Proposal where Pan-Ocean is not in breach of Section 7.2 and the Board of Directors of Pan-Ocean determines in good faith after consultation with its Financial Advisors and its outside counsel that such proposal, if consummated, would be a Superior Proposal, then, and only in such case, the Board of Directors of Pan-Ocean may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Pan-Ocean than the Confidentiality Agreement, provide such person with access in accordance with subsection (a) to information regarding Pan-Ocean, provided that Purchaser is promptly (and, in any event, within 24 hours) provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person.

(e) Nothing contained in this Section 7.2 shall prohibit the Board of Directors of Pan-Ocean from making any disclosure to Pan-Ocean's Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Pan-Ocean, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law.

7.3 **Right to Match**

(a) Subject to Section 7.3(b), Pan-Ocean covenants that it will not accept, approve, recommend or enter into any agreement, understanding, arrangement or Contract in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.2(d)) unless: (a) Pan-Ocean has complied with its obligations under Section 7.2 and the other provisions of this Article 7 and has promptly provided Purchaser with a copy of the Superior Proposal; and thereafter (b) a period (the "**Response Period**") of five business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors of Pan-Ocean that the Board of Directors of Pan-Ocean determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. In the event that Pan-Ocean provides Purchaser with the notice contemplated in this Article 7 on a date that is less than five business days prior to the Court Meetings, Pan-Ocean shall be entitled to adjourn the Court Meetings to a date that is not more than 5 business days after the date of such notice.

(b) During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Pan-Ocean will review any such proposal by Purchaser to amend the terms of this Agreement, including an increase in, or modification of, the consideration to be received by the holders of Pan-Ocean Shares, to determine whether the Material Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended. If the Board of Directors of Pan-Ocean determines that the Material Proposal would no longer be a Superior Proposal if the Arrangement was so amended and the Purchaser enters into an amendment to this Agreement incorporating the terms of the amended offer, the Board of Directors of Pan-Ocean will promptly publicly reaffirm its recommendation of the Arrangement. If the Board of Directors of Pan-Ocean does not so determine in good faith after consultation with its Financial Advisors and its outside counsel, Pan-Ocean may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c) Each successive amendment to any Material Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Pan-Ocean Shares shall constitute a new Material Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Material Proposal.

7.4 <u>Non-Completion Fee Payable by Pan-Ocean</u>

If at any time after the date of this Agreement and prior to termination hereof, any of the following occur:

(a) the Board of Directors of Pan-Ocean (i) fails to recommend that holders of Pan-Ocean Shares vote in favour of the Arrangement Resolutions, the EGM Resolutions or the Class Resolutions, (ii) fails to reconfirm their recommendation that holders of Pan-Ocean Shares vote in favour of the Arrangement Resolutions, the EGM Resolutions or the Class Resolutions prior to the EG Meeting and in any event, within 2 business days of the receipt of a Material Proposal which is not judged to be a Superior Proposal, or (iii) withdraws, modifies, changes or supersedes any of its recommendations, approvals, resolutions or determinations referred to in Section 3.1(a) in a manner adverse to the Arrangement, or shall have resolved to do so;

(b) the Board of Directors of Pan-Ocean shall have recommended that Pan-Ocean Shareholders deposit their Pan-Ocean Shares under, or vote in favour of, or otherwise accept a Material Proposal other than the Arrangement;

(c) Pan-Ocean accepts, recommends, approves or enters into an agreement with respect to a Material Proposal (other than the Arrangement or a confidentiality agreement contemplated by Section 7.2(d)) prior to completion of the Arrangement;

(d) prior to the date of the Court Meetings, another Material Proposal is publicly announced or made to all or substantially all Pan-Ocean Shareholders or to Pan-

Ocean and (i) at the date of the Court Meetings such Material Proposal shall not have expired or been withdrawn and (ii) the Arrangement is not approved by holders of the Pan-Ocean Shares at the Court Meetings; or

(e) Pan-Ocean is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Pan-Ocean Material Adverse Effect or materially impedes the completion of the Arrangement, and Pan-Ocean fails to cure such breach within seven days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

then Pan-Ocean shall pay an amount equal to CDN$45,000,000 (the "**Pan-Ocean Non-Completion Fee**"), in immediately available funds to or to an account designated by Purchaser within 30 business days after the first to occur of one of the events described above. On the date of the earliest event described above in this Section 7.4, Pan-Ocean shall be deemed to hold such sum in trust for Purchaser. For greater certainty, the Pan-Ocean Non-Completion Fee shall only be required to be paid to Purchaser once pursuant to the foregoing provisions.

7.5 Liquidated Damages

Pan-Ocean and Purchaser acknowledge and agree that the payment set out in Section 7.4 is a payment of liquidated damages which is a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such damages and are not penalties. Pan-Ocean irrevocably waives any right Pan-Ocean may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Section 7.5 is the sole monetary remedy of Purchaser. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.6 Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Pan-Ocean shall, and shall cause the Pan-Ocean Subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Without limiting the foregoing, Purchaser and its representatives (including its financing sources) shall, upon reasonable prior notice, have the right to conduct appraisal and environmental and engineering inspections of each of the properties of Pan-Ocean, provided, that (a) no such inspections shall be conducted in a manner which disrupts in any material respect the normal course of business of Pan-Ocean at the applicable property, (b) any third party consents, if required for such inspections, have

been obtained, (c) the costs for such inspections and consents shall be at the sole risk and expense of Purchaser, (d) a representative of Pan-Ocean is given the opportunity to accompany the Purchaser and its representatives, (e) such inspections shall be conducted in accordance with such reasonable requirements imposed by Pan-Ocean from time to time, (f) Purchaser shall promptly repair any damage caused by such inspections, shall indemnify Pan-Ocean for any costs and damages suffered by Pan-Ocean as a result of such inspections and restore and replace as necessary to the same condition as existed prior to such inspections and (g) Purchaser shall remove any Liens which attach to such property as a result of such inspections. The Purchaser's obligations under this Section 7.6 shall survive termination or expiry of this Agreement. Purchaser and Pan-Ocean acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7 Insurance and Indemnification

(a) Purchaser will, or will cause MauritiusCo or the MauritiusCo Subs to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Pan-Ocean and the Pan-Ocean Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Pan-Ocean may, in the alternative, purchase run off directors' and officers' liability insurance for a period of six years from the Effective Time provided that the premiums will not exceed 250% of the premiums currently charged to Pan-Ocean for directors' and officer's liability insurance.

(b) Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Pan-Ocean and the Pan-Ocean Subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of six years from the Effective Time.

(c) The provisions of this Section 7.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Pan-Ocean hereby confirms that it is acting as agent and trustee on their behalf.

7.8 Takeover Statutes

If any takeover statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of Purchaser and Pan-Ocean and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

7.9 Tax Matters

During the period from the date of this Agreement to the Effective Time, Pan-Ocean and the Pan-Ocean Subsidiaries shall:

(a) prepare and timely file all material Returns required to be filed by them on or before the Effective Time ("**Post Signing Returns**") in a manner consistent, in all material respects, with past practice, except as otherwise required by applicable Laws and all such Returns will be true, complete and correct in all material respects;

(b) fully and timely pay all Taxes due and payable in respect of such Post Signing Returns that are so filed;

(c) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post Signing Return is due prior to the Effective Time in a manner consistent with past practice;

(d) not make or rescind any material express or deemed election relating to Taxes;

(e) not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities;

(f) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes that would be reasonably expected to have a Pan-Ocean Material Adverse Effect; and

(g) not waive any statutes of limitations in respect of Taxes.

7.10 Resignations and Releases

Subject to confirmation that insurance coverage is maintained as contemplated by Section 7.7, (i) Pan-Ocean shall obtain and deliver to Purchaser at the Effective Time the written resignations effective as of the Effective Time (in a form satisfactory to Purchaser and its counsel, acting reasonably), of those directors and officers of the Pan-Ocean Subsidiaries designated by Purchaser to Pan-Ocean in writing at least five calendar days prior to the Effective Time, and (ii) Pan-Ocean shall obtain and deliver to Purchaser at the Effective Time written releases of the applicable Pan-Ocean Subsidiary effective as of the Effective Time (in a form satisfactory to Purchaser and its counsel, acting reasonably) from those directors and officers of the Pan-Ocean Subsidiaries who resign at the request of the Purchaser.

7.11 Privacy

(a) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(b) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(c) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(e) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those persons responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those persons of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(f) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(g) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information and any copies thereof.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(a) This Agreement may, prior to the filing of the Final Order with the Registrar, be terminated by mutual written agreement of Pan-Ocean and Purchaser without further action on the part of Pan-Ocean Shareholders.

(b) Notwithstanding any other rights contained herein, the Purchaser may terminate this Agreement at any time prior to the Effective Date upon written notice to Pan-Ocean if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to the Purchaser, acting reasonably, or has not been granted on or prior to the Outside Date, or, if issued, has been set aside or modified in a manner unacceptable to the Purchaser, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Pan-Ocean Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to the Purchaser, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to the Purchaser, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Pan-Ocean Non-Completion Fee is payable in accordance with the terms of this Agreement;

(vi) the Board of Directors of Pan-Ocean changes, withdraws, modifies or supersedes its recommendation to Pan-Ocean Shareholders to vote in favour of the Arrangement Resolutions, the EGM Resolutions or the Class Resolutions;

(vii) a change or circumstance that has a Pan-Ocean Material Adverse Effect shall have occurred;

(viii) a condition precedent in favour of or for the benefit of the Purchaser (as set forth in this Agreement) is not satisfied in accordance with the Agreement by the time specified for satisfaction thereof or the Outside Date (as the case may be);

(ix) Pan-Ocean shall be in breach of any of its covenants, agreements or representations contained herein that would have a Pan-Ocean Material Adverse Effect or on the ability of Pan-Ocean and the Purchaser to consummate the transactions contemplated hereby and Pan-Ocean fails to cure such breach within the time period as set out in and otherwise in accordance with Section 7.1(b); or

(x) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by the Purchaser.

(c) Notwithstanding any other rights contained herein, Pan-Ocean may terminate this Agreement upon written notice to the Purchaser if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Pan-Ocean, acting reasonably, or has not been granted on or prior to the Outside Date or if issued, has been set aside or modified in a manner unacceptable to Pan-Ocean, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Pan-Ocean Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to Pan-Ocean, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Pan-Ocean, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Pan-Ocean Non-Completion Fee is payable in accordance with the terms of this Agreement and is paid by Pan-Ocean;

(vi) the Purchaser shall be in breach of any of its covenants, agreements or representations contained herein that materially adversely affect the ability of the Purchaser and Pan-Ocean to consummate the transactions contemplated hereby and the Purchaser fails to cure such breach within the time period as set out in and otherwise in accordance with Section 7.1(b); or

(vii) upon any other circumstances hereunder that give rise to a termination of this Agreement by Pan-Ocean.

If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.6, 7.11, 9.2 and this Section 8.2 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in Sections 7.4, 7.5, 7.6, 7.11, 9.2 and this Section 8.2 shall relieve any Party from any liability for any wilful breach by it of this Agreement.

8.3 Amendment

Subject to the Interim Order, Final Order and applicable Laws, this Agreement and the Scheme of Arrangement may, at any time and from time to time before or after the holding of the Court Meetings but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any conditions precedent herein contained.

8.4 Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to Purchaser:

Addax Petroleum Corporation
16, Avenue Eugene Pittard, 1206
Geneva, Switzerland

Attention: David Codd, Chief Legal Officer
Facsimile: +44 22 702 9590
E-mail: david.codd@addaxpetroleum.com

and to:

Fasken Martineau DuMoulin LLP
TorontoDominion Bank Tower
66 Wellington Street W., Suite 4200
Toronto-Dominion Centre
Toronto, ON M5K 1N6
Canada

Attention: John Turner
Telephone: (416) 865-4380
Facsimile: (416) 364 7813
E-mail: jturner@tor.fasken.com

if to Pan-Ocean:

Pan-Ocean Energy Corporation Limited
Sir Walter Raleigh House
48 - 50 The Esplanade
St. Helier JE4 9YA
Jersey

Attention: President and Chief Executive Officer
Telephone: +44 1534 700 950
Facsimile: +44 1534 700 951
E-mail: pkeyes@panoceanenergy.com

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421-7th Avenue SW
Calgary, AB
Canada T2P 4K9

Attention: William H. Smith, Q.C.
Telephone: (403) 260-3653
Facsimile: (403) 260-3501
E-Mail: wsmith@mccarthy.ca

9.2 Costs

Except as contemplated in this Agreement, each Party hereto agrees to bear its own costs and expenses in connection with the Arrangement. For greater certainty herein, and notwithstanding the foregoing, if the Required Vote is not obtained by the Outside Date or if any of the events described in Section 7.4 ((a) to (e) inclusive) should occur, as a reimbursement of a portion of the Purchaser's costs, Pan-Ocean shall pay up to CDN$5,000,000 in immediately available funds to an account designated by Purchaser within three business days of the Purchaser providing Pan-Ocean a certificate setting out such costs which shall be final and conclusive. Any payment obligations of

Pan-Ocean under this Subsection 9.2 are in addition to any payment obligations of Pan-Ocean contained in Section 7.4 of this Agreement.

9.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement. Notwithstanding the immediately preceding two sentences, the Scheme of Arrangement and each Arrangement Resolution, each EGM Resolution, each Class Resolution and the Lock-up Agreements shall be governed, including as to validity, interpretation and effect, by the laws of Jersey. TO THE EXTENT PERMITTED BY LAW, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4 Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Entire Agreement, Binding Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Purchaser or one of the Purchaser Subsidiaries, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such affiliate or such one of the Purchaser Subsidiaries, as the case may be, for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as expressly permitted by the terms hereof, neither this Agreement

nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 No Third Party Beneficiaries

Except as provided in Section 7.7, and except for the rights of the Pan-Ocean Shareholders to receive the consideration for their Pan-Ocean Shares following the Effective Time pursuant to the Arrangement, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.9 Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

9.10 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF Purchaser and Pan-Ocean have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADDAX PETROLEUM CORPORATION

Per: (Signed) "Michael Ebsary"
Chief Financial Officer

PAN-OCEAN ENERGY CORPORATION LIMITED

Per: (Signed) "W. David Lyons"
Chairman

Per: (Signed) "Robert Welty"
Director

SCHEDULE "A" – SCHEME OF ARRANGEMENT

Scheme of Arrangement Pursuant to
Article 125 of the Companies (Jersey) Law 1991

PRELIMINARY

(A) The Company was incorporated as a public limited company under the Law on April 25, 2000. The authorized share capital of the Company at the date of this Scheme is US$220,000,000 divided into 50,000,000 Class A Shares, 50,000,000 Class B Shares and 20,000,000 Series A Preferred Shares of US$1.00 each, of which as at the close of business on July 27, 2006, 1,751,195 Class A Shares and 23,095,416 Class B Shares had been issued and were credited as fully paid and the remainder were unissued.

(B) Special resolutions shall be proposed at an extraordinary general meeting of the Company and shall also be proposed at separate meetings of the holders of the Class A Shares and Class B Shares:

(i) to convert all of the existing shares of the Company into no par value shares and to specify that the existing 50,000,000 Class A Shares, 50,000,000 Class B Shares and 20,000,000 Series A Preferred Shares of US$1.00 each shall be converted into 50,000,000 Class A Common Shares of no par value, 50,000,000 Class B Subordinate Voting Shares of no par value and 20,000,000 Series A Preferred Shares of no par value;

(ii) to create 1,000,000 New Common Shares of no par value; and

(iii) to alter the Memorandum of Association of the Company to state that the capital of the Company shall be 50,000,000 Class A Common Shares of no par value, 50,000,000 Class B Subordinate Voting Shares of no par value; 20,000,000 Series A Preferred Shares of no par value and 1,000,000 New Common Shares of no par value.

(C) In addition, a special resolution shall be proposed at an extraordinary general meeting of the Company for the holders of the Class A Shares and Class B Shares to authorise one New Common Share to be issued to each of Alperton Green Limited and Heleconia Limited at a price of US$2.00 per share.

(D) A special resolution (but with respect to which resolution, the holders of the Class A Shares shall not carry the right to vote as required by the Law) shall be proposed to approve the purchase by the Company of all Class A Shares in issue at an extraordinary general meeting of the Company; and a special resolution (but with respect to which resolution, the holders of the Class B Shares shall not carry the right to vote as required by the Law) shall be proposed to approve the purchase by the Company of all Class B Shares in issue at an extraordinary general meeting of the Company.

(E) The purpose of this Scheme is to provide for:

(i) the transfer by the Company of all of the issued shares in MauritiusCo and the Pan-Ocean Head Office Assets, and by JerseyCo of all of the issued shares in UKCo, to the Purchaser, or as the Purchaser may direct, in consideration for payment by the Purchaser to the Company of CDN$1,605,000,000 (the "**Purchase Price**");

(ii) the compulsory purchase by the Company of all Class A Shares in issue at the close of business on the Effective Date in consideration for the payment of the Class A Purchase Price per Class A Share or, if a holder of Class A Shares exercises Dissent Rights in

accordance with Article 4, the fair value of such Class A Shares, pursuant to the Class A Share Purchase Agreement;

(iii) the compulsory purchase by the Company of all Class B Shares in issue at the close of business on the Effective Date in consideration for the payment of Class B Purchase Price per Class B Share or, if a holder of Class B Shares exercises Dissent Rights in accordance with Article 4, pursuant to the Class B Share Purchase Agreement; and

(iv) the holding on trust of certain assets for the benefit of the former holders of Class A Shares and Class B Shares (other than those exercising Dissent Rights) so as to provide for the payment to such holders of any remaining cash held by the Company after the resolution of any remaining liabilities of the Company, AlbertaCo, BermudaCo and JerseyCo.

(F) The Purchaser has consented in writing to this Scheme and has undertaken to be bound hereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

(G) JerseyCo has undertaken to be bound hereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

ARTICLE 1
INTERPRETATION

1.1 In this scheme of arrangement and the Preliminary section above, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meaning ascribed below:

"**AlbertaCo**" means Ocelot International (Alberta) Ltd., a corporation existing under the laws of Alberta, and a wholly-owned subsidiary of the Company;

"**Alperton Green Limited**" means a corporation to be formed under the laws of Jersey;

"**BermudaCo**" means Ocelot International Ltd., a corporation existing under the laws of Bermuda, and a wholly-owned subsidiary of the Company;

"**Class A Shares**" means the Class A Common Shares of US$2.00 each in the capital of the Company (i) in issue at the date of this document (ii) (if any) issued after the date of this document and prior to the Class A Court Meeting; and (iii) (if any) issued on or after the date of the Class A Court Meeting and prior to Effective Date either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

"**Class A Purchase Price**" means the amount payable per Class A Share obtained by dividing the Net Proceeds by the aggregate number of Class A Shares and Class B Shares in issue, provided that the amount paid per share to the holders of Class A Shares is 1.125 times the amount paid per share to the holders of the Class B Shares;

"Class A Share Purchase Agreement" means the agreement for the purchase of all the issued Class A Shares between the Company and the holders of the Class A Shares in the form attached hereto as Schedule 1;

"Class B Shares" means the Class B Subordinate Voting Shares of US$2.00 each in the capital of the Company (i) in issue at the date of this document (ii) (if any) issued after the date of this document and prior to the date of the Class B Court Meeting; and (iii) (if any) issued on or after the date of the Class B Court Meeting and prior to Effective Date either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

"Class B Purchase Price" means the amount payable per Class B Share obtained by dividing the Net Proceeds by the aggregate number of Class A Shares and Class B Shares in issue, provided that the amount paid per share to the holders of Class A Shares is 1.125 times the amount paid per share to the holders of the Class B Shares;

"Class B Share Amount" means:

$$\frac{C}{(A \times 1.125) + B}$$

where: C = the amount of cash remaining in the Company after the directors of the Company are satisfied that the Company, AlbertaCo, BermudaCo and JerseyCo have no remaining liabilities

A = the number of issued Class A Shares immediately prior to the Effective Date

B = the number of issued Class B Shares immediately prior to the Effective Date;

"Class B Share Purchase Agreement" means the agreement for the purchase of all the issued Class B Shares between the Company and the holders of the Class B Shares in the form attached hereto as Schedule 2;

"Class Meetings" means the meetings of the holders of the Class A Shares and the holders of the Class B Shares (and any adjournment thereof) to be held following the Court Meetings of which notice is set out in Appendices I and J of the Information Circular;

"Company" means Pan-Ocean Energy Corporation Limited;

"Court" means the Royal Court of Jersey;

"Court Meetings" means the meetings of the holders of Class A Shares and of the holders of Class B Shares (and any adjournment thereof) convened pursuant to an order of the Court under section 125 of the Companies (Jersey) Act 1991, to be held on August 30, 2006 for the purpose of considering and, if thought fit, approving this Scheme (with or without amendment) of which notice is set out in Appendices F and G of the Information Circular;

"Dissent Rights" means those rights conferred on the holders of Class A Shares and Class B Shares by Article 4 of this Scheme;

"**Effective Date**" means the date the Final Order is filed with the Registrar under the Law;

"**EGM**" means the extraordinary general meeting of the Company (and any adjournment thereof) to be held following the Court Meetings of which notice is set out in Appendix H of the Information Circular;

"**Final Order**" means the act of the Court sanctioning the Scheme under Article 125(2) of the Law;

"**Final Settlement Date**" has the meaning ascribed to such term in Section 6.1;

"**Group Net Assets**" means the net assets of the Company, AlbertaCo, BermudaCo and JerseyCo after the Company has made the payments referred to in Sections 2.2 and 2.3 and after payment of all costs and expenses incurred by the Company in connection with the Scheme;

"**Heleconia Limited**" means a corporation to be formed under the laws of Jersey;

"**holder**" refers, in relation to Shares, only to a person whose name is entered in the register of members of the Company;

"**Information Circular**" means the information circular relating to the Scheme;

"**Interim Order**" means the act of the Court dated July 28, 2006 ordering the calling of the meetings of the members of the Company for the purposes of approving the Scheme;

"**JerseyCo**" means Pan-Ocean Energy Corporation Jersey Limited, a company existing under the laws of Jersey, and a wholly-owned subsidiary of the Company;

"**Law**" means the Companies (Jersey) Law 1991, as amended;

"**MauritiusCo**" means PanAfrican Energy Corporation (Mauritius) Limited, a corporation existing under the laws of Mauritius, and a wholly-owned subsidiary of the Company;

"**Net Proceeds**" means the Purchase Price less a provision considered reasonable by the directors of the Company for the satisfaction of liabilities of the Company and AlbertaCo, BermudaCo and JerseyCo and after payment of or provision for all costs and expenses incurred by the Company in connection with the Scheme;

"**New Common Shares**" means the new Common Shares of the Company of no par value to be created prior to the Effective Date;

"**Pan-Ocean Head Office Assets**" means the office lease for the Company's office in Jersey, employment contracts with the Company's employees, the Company's computer equipment, and the Company's office furniture and other ancillary physical assets useful in the operation of the business of the Company and situate in Jersey;

"**Payout Formula**" means (i) with respect to each Class A Share in issue immediately prior to the Effective Date, the Class B Share Amount multiplied by a factor of 1.125 and (ii) with respect to each Class B Share in issue immediately prior to the Effective Date, the Class B Share Amount;

"**Purchase Price**" has the meaning ascribed to such term at E(i) of the Preliminary section of this Scheme;

"**Purchaser**" means Addax Petroleum Corporation;

"**Registrar**" means the registrar of companies under the Law;

"**Scheme**" means the scheme of arrangement under the provisions of Article 125 of the Law on the terms and conditions set forth in this scheme of arrangement;

"**Shares**" means Class A Shares, Class B Shares, Series A Preferred Shares and New Common Shares (whether of par value or of no par value);

"**Trust**" means the trust established pursuant to this Scheme; and

"**UKCo**" means PanOcean Energy U.K. Ltd., a corporation existing under the laws of the United Kingdom, and a wholly-owned subsidiary of JerseyCo.

1.2 The insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this scheme of arrangement. The terms "this scheme of arrangement", "hereof", "herein" and "hereunder" and similar expressions refer to this scheme of arrangement, including all schedules hereto, and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms, corporations, trusts and partnerships.

ARTICLE 2
THE SCHEME OF ARRANGEMENT

2.1 The Company shall transfer all of the issued shares of MauritiusCo and the Pan-Ocean Head Office Assets, and take all necessary actions to procure the transfer all of the issued shares of UKCo by JerseyCo, to the Purchaser or as the Purchaser may direct in consideration for the payment by the Purchaser, directly or indirectly, to the Company of CDN$1,605,000,000 in cash. JerseyCo undertakes to transfer all of the issued shares of UKCo to the Purchaser or as it may direct.

2.2 The Company shall purchase each Class A Share from the holder thereof in consideration for the payment of either (a) the Class A Purchase Price per Class A Share or (b) if the holder has exercised the Dissent Rights pursuant to Article 4 hereof, the fair value per Class A Share determined in accordance with that Article, in each case pursuant to the Class A Share Purchase Agreement.

2.3 The Company shall purchase each Class B Share from the holder thereof in consideration for the payment of either (a) the Class B Purchase Price per Class B Share or (b) if the holder has exercised the Dissent Rights pursuant to Article 4 hereof, the fair value per Class B Share determined in accordance with that Article, in each case pursuant to the Class B Share Purchase Agreement.

2.4 The Class A Shares and the Class B Shares of the Company purchased by the Company pursuant to Section 2.2 and Section 2.3 will be cancelled on the Effective Date and returned to the status of authorized but unissued shares and the certificates representing the same shall, in accordance with Article 5, be void and have no further effect.

2.5 Every director of the Company, acting severally, is irrevocably appointed as the lawful agent of each holder of Class A Shares with full power and authority for and in the name of such holder and on

such holder's behalf to execute and deliver the Class A Share Purchase Agreement and do any or all other acts and things necessary or expedient in connection with the sale of the Class A Shares to the Company as contemplated by this Scheme.

2.6 Every director of the Company, acting severally, is irrevocably appointed as the lawful agent of each holder of Class B Shares with full power and authority for and in the name of such holder and on such holder's behalf to execute and deliver the Class B Share Purchase Agreement and do any or all other acts and things necessary or expedient in connection with the sale of the Class B Shares to the Company as contemplated by this Scheme.

2.7 The Company, with the consent of the holders of the New Common Shares, shall hold, or shall procure that AlbertaCo, BermudaCo and JerseyCo and the Company together hold, the Group Net Assets on trust (on the terms set out in Article 6) for the holders of the Class A Shares and the Class B Shares who held such shares immediately prior to the Effective Date who have not exercised their Dissent Rights pursuant to Article 4, in the amounts per share calculated pursuant to the Payout Formula.

ARTICLE 3
EFFECTIVE TIME

3.1 This Scheme will come into force and effect on the filing of the Final Order with the Registrar.

3.2 Unless this Scheme shall become effective on or before October 31, 2006 or such later date, if any, as the Purchaser and the Company may agree and the Court may allow, this Scheme shall never become effective.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Holders of the Class A Shares and Class B Shares shall have the right to exercise their rights of dissent from the purchase of their Shares being in consideration of the payment of the Class A Purchase Price (in the case of the Class A Shares) or the Class B Purchase Price (in the case of the Class B Shares) and to ask the Court to appoint independent appraisers to fix the fair value of their Shares for the purchase of their shares pursuant to the Class A Share Purchase Agreement or the Class B Share Purchase Agreement, as the case may be, in accordance with Article 39.3 of the Company's Articles of Association, save that Articles 39.3.7 to 39.3.10 of the Company's Articles of Association shall not apply and the Company shall accordingly be under no obligation to make a further offer to purchase their Shares at the amount considered by the directors to be the fair value of their Shares. Holders of the Class A Shares and Class B Shares who exercise their rights to dissent pursuant to Article 4 shall not be entitled to any payments made pursuant to Section 2.7 and Article 6.

ARTICLE 5
CERTIFICATES AND PAYMENT

5.1 From and after the Effective Date, each certificate for Class A Shares that was in issue immediately prior to the Effective Date shall represent the right of the registered holder as of the close of business on the Effective Date to receive either the Class A Purchase Price per Class A Share in cash plus any payments that may be made pursuant to Article 6 or, where such registered holder of Class A Shares exercises their Dissent Rights in accordance with Article 4 and establishes the fair value of their Class A Shares, to receive such fair value in cash, upon the holder depositing with the transfer agent

of the Company the certificates accompanied by such other documents as the transfer agent may reasonably require.

5.2 From and after the Effective Date, each certificate for Class B Shares that was in issue prior to the Effective Date shall represent the right of the registered holder as of the close of business on the Effective Date to receive either the Class B Purchase Price per Class B Share in cash plus any payments that may be made pursuant to Article 6 or, where such registered holder of Class B Shares exercises their Dissent Rights in accordance with Article 4 and establishes the fair value of their Class B Shares, to receive such fair value in cash, upon the holder depositing with the transfer agent of the Company the certificates accompanied by such other documents as the transfer agent may reasonably require.

5.3 Where a certificate formerly representing Class A Shares or Class B Shares of the Company is not deposited with all other documents as provided in Sections 5.1 or 5.2 on or prior to the second anniversary date of the Effective Date, it shall cease to represent a right or claim of any kind or nature. Thereafter any cash to be exchanged with the former registered holder of such certificate shall be deemed to be surrendered to the Company, and if the Company is no longer validly existing, to Her Majesty's Receiver General for Jersey.

5.4 If any certificate that, immediately prior to the Effective Date, represented one or more outstanding Class A Shares or Class B Shares, respectively, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by such former holder of such Class A Shares or Class B Shares claiming such certificate to be lost, stolen or destroyed, the registrar and transfer agent of the Company will issue in exchange for such lost, stolen or destroyed certificate, any cash being held for such former holder of Class A Shares and/or Class B Shares pursuant to Sections 2.2 and/or 2.3. Prior to receiving any payment, the former holder of such Class A Shares or Class B Shares shall, as a condition precedent to the payment, provide a bond satisfactory to the Company and the registrar and transfer agent of the Company or otherwise provide an indemnity to the Company and the registrar and transfer agent of the Company in a manner satisfactory to Company and the registrar and transfer agent of the Company against any claim that may be made with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Cheques sent by the Company pursuant to this Scheme shall be sent through the post in pre-paid envelopes addressed to the holders of the Class A Shares and Class B Shares at their respective addresses appearing in the register of members of the Company at the close of business on the Effective Date (or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members in respect of such joint holding) and the Company shall not be responsible for any loss in transmission.

5.6 Cheques to be delivered under this Scheme shall be payable to the registered holder of the Class A Shares and Class B Shares concerned (or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members in respect of such joint holding) as shown in the register of members at the close of business on the Effective Date and the encashment of any such cheque shall be a good discharge to the Company for the moneys represented thereby.

ARTICLE 6
TRUST

6.1 The Company shall hold, or shall procure that AlbertaCo, BermudaCo, JerseyCo and the Company together hold, the Group Net Assets on trust for the holders of Class A Shares and Class B Shares immediately prior to the Effective Date (who have not exercised Dissent Rights pursuant to Article 4)

to provide for the payment to such holders of the amount per share calculated pursuant to the Payout Formula (with each such holder being entitled to receive such amount per share multiplied by the number of shares held by such holder immediately prior to the Effective Date) within 28 days of the latest of the following dates (the "**Final Settlement Date**"): (i) the date of settlement with all directors, officers and employees of the Company, AlbertaCo, BermudaCo and JerseyCo for wages, severance, stipends or any other remuneration; (ii) the date of settlement with all trade creditors of the Company, AlbertaCo, BermudaCo and JerseyCo; (iii) the date of settlement with all third party lenders of the Company, AlbertaCo, BermudaCo and JerseyCo; (iv) the date of settlement with all governments and other entities with the legal authority to tax the Company, AlbertaCo, BermudaCo and JerseyCo; (v) the date of settlement with respect to any costs associated with implementing the Scheme, including the fees and expenses of the Company's financial advisors, legal counsel and commercial printing costs; and (vi) any other liabilities of the Company, AlbertaCo, BermudaCo and JerseyCo.

6.2 The Company shall use its best endeavours to arrange as expeditiously as is reasonably practicable for: (i) the settlement of any obligation of the Company, AlbertaCo, BermudaCo and JerseyCo referred to in Section 6.1 and the payment of any such obligation; (ii) the discharge of the claims and contingent claims of any person entitled to prove in a winding up of the Company, AlbertaCo, BermudaCo or JerseyCo as if the Final Settlement Date were the date of liquidation of the Company, AlbertaCo, BermudaCo or JerseyCo; and (iii) the payment of the costs of making a payment to the holders of Class A Shares and Class B Shares immediately prior to the Effective Date who have not exercised Dissent Rights pursuant to Article 4 pursuant to this Article 6.

6.3 Nothing in this Article shall oblige the Company to settle any liabilities of the Company, AlbertaCo, BermudaCo and JerseyCo.

6.4 In the event that the amount per share which would otherwise be payable to holders of Class A Shares and Class B Shares immediately prior to the Effective Date who have not exercised Dissent Rights pursuant to Article 4 as calculated pursuant to the Payout Formula is a negative number, the Trust shall terminate and such holders shall have no liability in respect of any sums owing by the Company, AlbertaCo, BermudaCo and JerseyCo.

6.5 The Company (or as the case may be AlbertaCo, BermudaCo, JerseyCo and the Company) shall in relation to the Group Net Assets have all the same powers as a natural person acting as beneficial owner thereof, provided that the Company (or as the case may be AlbertaCo, BermudaCo, JerseyCo and the Company) shall not exercise any of its powers so as to conflict with the beneficial provisions of the Trust or to infringe any provisions of the Trust.

6.6 In the purported execution of the Trust neither the Company nor a delegate of the Company shall be liable for any loss or loss of profit to the Group Net Assets howsoever arising save to the extent caused by fraud wilful misconduct or gross negligence on the part of the Company or delegate who is sought to be made liable. The benefit of this clause shall apply equally to the officers and employees of the Company. The provisions of this clause shall apply *mutatis mutandis* for the benefit of AlbertaCo, BermudaCo, JerseyCo and the Company and their respective employees, delegates and officers if the Group Net Assets are held on trust by AlbertaCo, BermudaCo, JerseyCo and the Company.

6.7 All costs and expenses incurred by the Company (including but not limited to the fees and salaries of officers and employees, consultants fees and the fees of any advisers (including lawyers, accountants and bankers), any liability to taxation) in connection with the preparation establishment and administration of the Trust shall be paid out of the Group Net Assets. The provisions of this clause

shall apply *mutatis mutandis* for the benefit of AlbertaCo, BermudaCo, JerseyCo and the Company if the Group Net Assets are held on trust by AlbertaCo, BermudaCo, JerseyCo and the Company.

6.8 The Company shall have power from time to time by instrument to revoke or vary any of the administrative provisions of the Trust or to add any further administrative provisions in such manner in all respects as the Company may consider expedient or to rectify any manifest errors in the Trust. The Company or may apply to the Court to vary any other terms of the Trust.

ARTICLE 7
MISCELLANEOUS

7.1 The Company may consent on behalf of all persons concerned to any modification of or addition to this Scheme, or to any condition, which the Court may think fit to approve or impose.

7.2 The Company is authorised and permitted to pay all its costs and expenses and those of its subsidiaries relating to the negotiation, preparation and implementation of this Scheme.

SCHEDULE 1

CLASS A SHARE PURCHASE AGREEMENT

THIS AGREEMENT made •, 2006; between:

PAN-OCEAN ENERGY CORPORATION LIMITED, a company formed under the laws of Jersey ("**Pan-Ocean**"); and

Each registered holder of the Class A Shares in Pan-Ocean listed in the Annex hereto (each, a "**Shareholder**").

WHEREAS Pan-Ocean and Addax Petroleum Corporation wish to effect a business combination pursuant to a scheme of arrangement dated 28 July 2006 (the "**Scheme**") under Article 125 of the Companies (Jersey) Law 1991 (the "**Law**");

AND WHEREAS pursuant to the Scheme Pan-Ocean is to purchase each Class A Share in issue and each Shareholder is to sell all Class A Shares held by such Shareholder to Pan-Ocean;

AND WHEREAS the purchase by the Company of the Class A Shares has been authorized by a special resolution of the Company (at which the holders of the Class A Shares did not vote) in accordance with the Law;

AND WHEREAS pursuant to the Scheme, every director of Pan-Ocean has been irrevocably appointed as the lawful agent of each Shareholder with full power and authority for and in the name of such Shareholder and on such Shareholder's behalf to execute and deliver this agreement and do any or all other acts and things necessary or expedient in connection with the sale of the Class A Shares to Pan-Ocean as contemplated by the Scheme;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

1. Unless the context otherwise requires or they are defined herein, terms used herein shall the meaning given to them in the Scheme.

2. Subject to the Scheme becoming effective, each Shareholder hereby sells all Class A Shares held by such Shareholder to Pan-Ocean and Pan-Ocean hereby purchases all such Class A Shares at the price per Class A Share specified in section 2.2 of the Scheme.

3. Subject to the Scheme becoming effective the Class A Shares purchased by Pan-Ocean will be cancelled on the Effective Date and the purchase price in respect of the Class A Shares purchased by the Company will be in the amount specified, and payable to each Shareholder by the Company at the times and in the manner provided, in the Scheme.

4. Each Shareholder shall from time to time execute and deliver all such further documents and instruments and do all acts and things as Pan-Ocean may reasonably require to effectively carry out or better evidence or perfect the purchase and sale of the Class A Shares in accordance with this agreement.

5. Time shall be of the essence of this agreement.

6. This agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

7. No modification of or amendment to this agreement shall be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8. This agreement shall be governed by and construed in accordance with the laws of Jersey.

9. Each party submits to the non-exclusive jurisdiction of the Jersey courts in connection herewith.

IN WITNESS WHEREOF the parties have executed this agreement.

PAN-OCEAN ENERGY CORPORATION LIMITED

Executed by a duly authorised Director ______________________________

SHAREHOLDERS ______________________________

Executed by a duly authorised Director of Pan-Ocean on behalf of each of the Shareholders

ANNEX

Registered Shareholders in Pan-Ocean holding Class A Shares immediately prior to the Effective Date.

SCHEDULE 2

CLASS B SHARE PURCHASE AGREEMENT

THIS AGREEMENT made •, 2006; between:

PAN-OCEAN ENERGY CORPORATION LIMITED, a company formed under the laws of Jersey ("**Pan-Ocean**"); and

Each registered holder of the Class B Shares in Pan-Ocean listed in the Annex hereto (each, a "**Shareholder**").

WHEREAS Pan-Ocean and Addax Petroleum Corporation wish to effect a business combination pursuant to a scheme of arrangement dated 28 July 2006 (the "**Scheme**") under Article 125 of the Companies (Jersey) Law 1991 (the "**Law**");

AND WHEREAS pursuant to the Scheme Pan-Ocean is to purchase each Class B Share in issue and each Shareholder is to sell all Class B Shares held by such Shareholder to Pan-Ocean;

AND WHEREAS the purchase by the Company of the Class B Shares has been authorized by a special resolution of the Company (at which the holders of the Class B Shares did not vote) in accordance with the Law;

AND WHEREAS pursuant to the Scheme, every director of Pan-Ocean has been irrevocably appointed as the lawful agent of each Shareholder with full power and authority for and in the name of such Shareholder and on such Shareholder's behalf to execute and deliver this agreement and do any or all other acts and things necessary or expedient in connection with the sale of the Class B Shares to Pan-Ocean as contemplated by the Scheme;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

1. Unless the context otherwise requires or they are defined herein, terms used herein shall the meaning given to them in the Scheme.

2. Subject to the Scheme becoming effective, each Shareholder hereby sells all Class B Shares held by such Shareholder to Pan-Ocean and Pan-Ocean hereby purchases all such Class B Shares at the price per Class B Share specified in section 2.3 of the Scheme.

3. Subject to the Scheme becoming effective the Class B Shares purchased by Pan-Ocean will be cancelled on the Effective Date and the purchase price in respect of the Class B Shares purchased by the Company will be in the amount specified, and payable to each Shareholder by the Company at the times and in the manner provided, in the Scheme.

4. Each Shareholder shall from time to time execute and deliver all such further documents and instruments and do all acts and things as Pan-Ocean may reasonably require to effectively carry out or better evidence or perfect the purchase and sale of the Class B Shares in accordance with this agreement.

5. Time shall be of the essence of this agreement.

6. This agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

7. No modification of or amendment to this agreement shall be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8. This agreement shall be governed by and construed in accordance with the laws of Jersey.

9. Each party submits to the non-exclusive jurisdiction of the Jersey courts in connection herewith.

IN WITNESS WHEREOF the parties have executed this agreement.

PAN-OCEAN ENERGY CORPORATION LIMITED

Executed by a duly authorised Director ______________________________

SHAREHOLDERS ______________________________

Executed by a duly authorised Director of Pan-Ocean on behalf of each of the Shareholders

SCHEDULE "B" – RESOLUTIONS OF SHAREHOLDERS

BE IT RESOLVED AS A RESOLUTION OF THE HOLDERS OF CLASS A COMMON SHARES OF THE COMPANY THAT:

1. the scheme of arrangement dated July 28, 2006 under Article 125 of the Companies (Jersey) Law 1991, as amended, in its original form or subject to such modification as agreed between the Company and the Purchaser (as defined in the Scheme) and sanctioned by the Royal Court of Jersey or imposed by the Royal Court of Jersey (the "**Scheme**"), proposed to be made between the Company and the holders of its Class A Shares and Class B Shares (as defined in the Scheme), a copy of which has been produced to the Class A Court Meeting (and signed by the Chairman for the purpose of identification only), be approved;

2. the arrangement agreement dated July 20, 2006 in its original form or as may be amended as agreed between the Company and Addax Petroleum Corporation (the "**Arrangement Agreement**"), a copy of which is attached as Appendix A to the Information Circular of the Company dated July 28, 2006, be hereby approved;

3. notwithstanding that this Resolution has been duly passed or that the Scheme has been sanctioned or imposed by the Royal Court of Jersey, the Board of Directors of the Company is authorized and empowered in its sole discretion, without further notice to or approval of the holders of Class A Shares or Class B Shares, but subject to the terms of the Arrangement Agreement, to terminate the Arrangement Agreement, including the Scheme, to decide not to proceed with the Scheme, or to decide to revoke this Resolution at any time prior to the Scheme becoming effective pursuant to the provisions of the Companies (Jersey) Law 1991, as amended;

4. any one director or officer of the Company is authorized, for and on behalf of the Company, to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this Resolution and the matters authorized hereby, including the transactions required or contemplated by the Scheme and the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5. all actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing paragraphs which were in furtherance of the Scheme or the Arrangement Agreement be approved and ratified.

BE IT RESOLVED AS A RESOLUTION OF THE HOLDERS OF CLASS B SUBORDINATE VOTING SHARES OF THE COMPANY THAT:

1. the scheme of arrangement dated July 28, 2006 under Article 125 of the Companies (Jersey) Law 1991, as amended, in its original form or subject to such modification as agreed between the Company and the Purchaser (as defined in the Scheme) and sanctioned by the Royal Court of Jersey or imposed by the Royal Court of Jersey (the "**Scheme**"), proposed to be made between the Company and the holders of its Class A Shares and Class B Shares (as defined in the Scheme), a copy of which has been produced to the Class B Court Meeting (and signed by the Chairman for the purpose of identification only), be approved;

2. the arrangement agreement dated July 20, 2006 in its original form or as may be amended as agreed between the Company and Addax Petroleum Corporation (the "**Arrangement Agreement**"), a copy of which is attached as Appendix A to the Information Circular of the Company dated July 28, 2006, be hereby approved;

3. notwithstanding that this Resolution has been duly passed or that the Scheme has been sanctioned or imposed by the Royal Court of Jersey, the Board of Directors of the Company is authorized and empowered in its sole discretion, without further notice to or approval of the holders of Class A Shares or Class B Shares, but subject to the terms of the Arrangement Agreement, to terminate the Arrangement Agreement, including the Scheme, to decide not to proceed with the Scheme, or to decide to revoke this Resolution at any time prior to the Scheme becoming effective pursuant to the provisions of the Companies (Jersey) Law 1991, as amended;

4. any one director or officer of the Company is authorized, for and on behalf of the Company, to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this Resolution and the matters authorized hereby, including the transactions required or contemplated by the Scheme and the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5. all actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing paragraphs which were in furtherance of the Scheme or the Arrangement Agreement be approved and ratified.

1. **BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE COMPANY VOTED UPON BY THE HOLDERS OF CLASS A COMMON SHARES AND CLASS B SUBORDINATE VOTING SHARES OF THE COMPANY THAT:**

(a) pursuant to Article 40A of the Companies (Jersey) Law 1991, as amended, all of the Company's existing shares shall be converted into no par value shares;

(b) the share capital of the Company be altered as follows:

(i) the existing 50,000,000 Class A common shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class A Common Shares of no par value;

(ii) the existing 50,000,000 Class B subordinate voting shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) the existing 20,000,000 Series A Preferred Shares of US$1.00 each in the share capital of the Company be converted into 20,000,000 Series A Preferred Shares of no par value and

(iv) 1,000,000 New Common Shares of no par value shall be created.

(c) the Memorandum of Association shall be altered to state that the capital of the Company shall be as follows:

(i) 50,000,000 Class A Common Shares of no par value;

(ii) 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) 20,000,000 Series A Preferred Shares of no par value; and

(iv) 1,000,000 New Common Shares of no par value,

and, to give effect thereto, the Memorandum of Association of the Company, a copy of which has been produced to the Meeting (and signed by the Chairman for the purpose of identification only) be approved and adopted as the Memorandum of Association of the Company in substitution for and to the exclusion of the existing Memorandum of Association of the Company;

(d) the Articles of Association of the Company be amended by adding a new clause 2.6 (and by renumbering all subsequent clauses in Article 2 thereof accordingly) as follows:

"2.6 The rights, privileges, restrictions and conditions attached to the New Common Shares are as follows:

Dividends

2.6.1 The holders of the New Common Shares shall be entitled to receive dividends, if, as and when declared by the Directors out of the assets of the Company properly

applicable to the payment of dividends in such amounts and payable at such times and in such place or places as the Directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the New Common Shares, the Directors may, in their sole discretion, declare dividends on the New Common Shares to the exclusion of any other class of shares of the Company.

Voting Rights

2.6.2 The holders of the New Common Shares shall be entitled to receive notice of and to attend all annual and extraordinary general meetings of the shareholders of the Company, other than meetings solely of the holders of another class of shares, and to one vote in respect of each New Common Share held at all such meetings and the holders of not less than 4% of the issued New Common Shares may requisition the Directors to call a meeting of the holders of the New Common Shares for purposes stated in the requisition and, subject thereto, such requisition shall be given in the manner specified in the Law and herein for the requisition of a meeting of shareholders.

Participation Upon Liquidation, Dissolution or Winding-Up

2.6.3 In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the New Common Shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the New Common Shares at the time outstanding without preference or distinction.";

(e) one New Common Share in the capital of the Company be issued and delivered by the Company to each of Heleconia Limited and Alperton Green Limited, in consideration for the payment by each of Heleconia Limited and Alperton Green Limited of US$2.00 for each New Common Share, such shares to be issued immediately upon the filing with the Jersey registrar of companies of the act of the Royal Court of Jersey sanctioning the scheme of arrangement dated July 28, 2006 under Article 125 of the Companies (Jersey) Law 1991, as amended, proposed to be made between the Company and the holders of its Class A Common Shares and Class B Subordinate Voting Shares;

(f) any one director or officer of the Company is authorized, for and on behalf of the Company, to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement these Resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action;

(g) all actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing Resolutions which were in furtherance of the foregoing be approved and ratified.

2. **BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE COMPANY VOTED UPON BY THE HOLDERS OF CLASS A COMMON SHARES AND CLASS B SUBORDINATE VOTING SHARES OF THE COMPANY THAT:**

to the extent (if any) that the entry into transactions, the execution of the agreements and documents and the incurring of liabilities and expenses in connection with or in any way related to the proposed scheme of arrangement (the "**Scheme**") between the Company and its shareholders in connection with which Addax Petroleum Corporation is to acquire the entire issued share capital of MauritiusCo and UKCo, including but not limited to:

(a) the payment by the Company of any fees, costs and expenses of any person in connection with the Scheme;

(b) the payment by the Company of any investment bankers' fees or other commission in connection with the Scheme;

(c) the granting by the Company of any indemnity, guarantee or security in favour of any person in connection with the Scheme;

(d) the entry by the Company into financing and/or re-financing arrangements;

(e) the entry into by the Company of: one or more arrangement agreements; agreements with share option holders; agreements with employees or former employees; and any other documents, deeds or agreements (howsoever called) similar, related or ancillary to any of the foregoing;

(f) the holding by the Company of any assets in trust and the payment by the Company of any sums pursuant to such trust; and

(g) any action to be taken by the Company pursuant to, in connection with or resulting from, any of the foregoing transactions, agreements or documents,

might or would constitute the giving of financial assistance by the Company, directly or indirectly, for the purpose of the acquisition of the Company's shares pursuant to Article 58 of the Companies (Jersey) Law 1991, such financial assistance is hereby sanctioned in accordance with Article 58(3) of the Companies (Jersey) Law 1991 and that the directors of the Company are authorized to enter into such transactions, agreements and documents on behalf of the Company and to incur such expenses and other liabilities on behalf of the Company on such terms as the directors of the Company in their absolute discretion think fit.

3. **BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE COMPANY (BUT WITH RESPECT TO WHICH RESOLUTION, THE HOLDERS OF THE CLASS A SHARES SHALL NOT CARRY THE RIGHT TO VOTE AS REQUIRED BY THE COMPANIES (JERSEY) LAW 1991, AS AMENDED) THAT:**

(a) the purchase by the Company of all Class A Common Shares of the Company in issue pursuant to the scheme of arrangement dated July 28, 2006 under Article 125 of the Companies (Jersey) Law 1991, as amended, in its original form or subject to such modification as agreed between the Company and Addax Petroleum Corporation and sanctioned or imposed by the Royal Court of Jersey (the "**Scheme**"), proposed to be made between the Company and the holders of its Class A Common Shares and Class B Subordinate Voting Shares, be approved and sanctioned;

(b) the contract of purchase for the Class A Common Shares in the form attached to the Scheme as Schedule 1 be approved; and

(c) the foregoing Resolution shall take effect immediately upon the filing with the Jersey registrar of companies of the act of the Royal Court of Jersey sanctioning the Scheme.

4. **BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE COMPANY (BUT WITH RESPECT TO WHICH RESOLUTION, THE HOLDERS OF THE CLASS B SHARES SHALL NOT CARRY THE RIGHT TO VOTE AS REQUIRED BY THE COMPANIES (JERSEY) LAW 1991, AS AMENDED) THAT:**

(a) the purchase by the Company of all Class B Subordinate Voting Shares of the Company in issue pursuant to the scheme of arrangement dated July 28, 2006 under Article 125 of the Companies (Jersey) Law 1991, as amended, in its original form or subject to such modification as agreed between the Company and Addax Petroleum Corporation and sanctioned or imposed by the Royal Court of Jersey (the "**Scheme**"), proposed to be made between the Company and the holders of its Class A Common Shares and Class B Subordinate Voting Shares, be approved and sanctioned;

(b) the contract of purchase for the Class B Subordinate Voting Shares in the form attached to the Scheme as Schedule 2 be approved; and

(c) the foregoing Resolution shall take effect immediately upon the filing with the Jersey registrar of companies of the act of the Royal Court of Jersey sanctioning the Scheme.

5. **BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE COMPANY VOTED UPON BY THE HOLDERS OF CLASS A COMMON SHARES AND CLASS B SUBORDINATE VOTING SHARES OF THE COMPANY THAT:**

the Board of Directors of the Company is authorized, for and on behalf of the Company, to take all actions necessary and desirable to negotiate with the holders of all outstanding options of the Company so that at the Effective Time (as defined in the Scheme) of the

scheme of arrangement proposed to be made between the Company and the holders of its Class A Shares and Class B Shares (as defined in the Scheme) under Article 125 of the Companies (Jersey) Law 1991, as amended, in its original form or as modified and sanctioned by the Royal Court of Jersey or imposed by the Royal Court of Jersey (the "Scheme"), no options of the Company will be remain issued, and to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of the Board may be necessary or desirable to implement this Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF CLASS A COMMON SHARES OF THE COMPANY THAT:

(a) pursuant to Article 40A of the Companies (Jersey) Law 1991, as amended, all of the Company's existing shares shall be converted into no par value shares;

(b) the share capital of the Company be altered as follows:

(i) the existing 50,000,000 Class A common shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class A Common Shares of no par value;

(ii) the existing 50,000,000 Class B subordinate voting shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) the existing 20,000,000 Series A Preferred Shares of US$1.00 each in the share capital of the Company be converted into 20,000,000 Series A Preferred Shares of no par value; and

(iv) 1,000,000 New Common Shares of no par value shall be created.

(c) the Memorandum of Association shall be altered to state that the capital of the Company shall be as follows:

(i) 50,000,000 Class A Common Shares of no par value;

(ii) 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) 20,000,000 Series A Preferred Shares of no par value; and

(iv) 1,000,000 shares designated as New Common Shares of no par value,

and, to give effect thereto, the Memorandum of Association of the Company, a copy of which has been produced to the Meeting (and signed by the Chairman for the purpose of identification only) be approved and adopted as the Memorandum of Association of the Company in substitution for and to the exclusion of the existing Memorandum of Association of the Company;

(d) the Articles of Association of the Company be amended by adding a new clause 2.6 (and by renumbering all subsequent clauses in Article 2 thereof accordingly) as follows:

"2.6 The rights, privileges, restrictions and conditions attached to the New Common Shares are as follows:

Dividends

2.6.1 The holders of the New Common Shares shall be entitled to receive dividends, if, as and when declared by the Directors out of the assets of the Company properly

applicable to the payment of dividends in such amounts and payable at such times and in such place or places as the Directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the New Common Shares, the Directors may, in their sole discretion, declare dividends on the New Common Shares to the exclusion of any other class of shares of the Company.

Voting Rights

2.6.2 The holders of the New Common Shares shall be entitled to receive notice of and to attend all annual and extraordinary general meetings of the shareholders of the Company, other than meetings solely of the holders of another class of shares, and to one vote in respect of each New Common Share held at all such meetings and the holders of not less than 4% of the issued New Common Shares may requisition the Directors to call a meeting of the holders of the New Common Shares for purposes stated in the requisition and, subject thereto, such requisition shall be given in the manner specified in the Law and herein for the requisition of a meeting of shareholders.

Participation Upon Liquidation, Dissolution or Winding-Up

2.6.3 In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the New Common Shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the New Common Shares at the time outstanding without preference or distinction.";

(e) any one director or officer of the Company is authorized, for and on behalf of the Company, to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

(f) all actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing paragraphs which were in furtherance of the foregoing be approved and ratified.

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF CLASS B SUBORDINATE VOTING SHARES OF THE COMPANY THAT:

(a) pursuant to Article 40A of the Companies (Jersey) Law 1991, as amended, all of the Company's existing shares shall be converted into no par value shares;

(b) the share capital of the Company be altered as follows:

(i) the existing 50,000,000 Class A common shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class A Common Shares of no par value;

(ii) the existing 50,000,000 Class B subordinate voting shares of US$2.00 each in the share capital of the Company be converted into 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) the existing 20,000,000 Series A Preferred Shares of US$1.00 each in the share capital of the Company be converted into 20,000,000 Series A Preferred Shares of no par value; and

(iv) 1,000,000 New Common Shares of no par value shall be created.

(c) the Memorandum of Association shall be altered to state that the capital of the Company shall be as follows:

(i) 50,000,000 Class A Common Shares of no par value;

(ii) 50,000,000 Class B Subordinate Voting Shares of no par value;

(iii) 20,000,000 Series A Preferred Shares of no par value; and

(iv) 1,000,000 hares designated as New Common Shares of no par value,

and, to give effect thereto, the Memorandum of Association of the Company, a copy of which has been produced to the Meeting (and signed by the Chairman for the purpose of identification only) be approved and adopted as the Memorandum of Association of the Company in substitution for and to the exclusion of the existing Memorandum of Association of the Company;

(d) the Articles of Association of the Company be amended by adding a new clause 2.6 (and by renumbering all subsequent clauses in Article 2 thereof accordingly) as follows:

"2.6 The rights, privileges, restrictions and conditions attached to the New Common Shares are as follows:

Dividends

2.6.1 The holders of the New Common Shares shall be entitled to receive dividends, if, as and when declared by the Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and in such place or places as the Directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the New Common Shares, the Directors may, in their sole discretion, declare dividends on the New Common Shares to the exclusion of any other class of shares of the Company.

Voting Rights

2.6.2 The holders of the New Common Shares shall be entitled to receive notice of and to attend all annual and extraordinary general meetings of the shareholders of the Company, other than meetings solely of the holders of another class of shares, and to one vote in respect of each New Common Share held at all such meetings and the holders of not less than 4% of the issued New Common Shares may requisition the Directors to call a meeting of the holders of the New Common Shares for purposes stated in the requisition and, subject thereto, such requisition shall be given in the manner specified in the Law and herein for the requisition of a meeting of shareholders.

Participation Upon Liquidation, Dissolution or Winding-Up

2.6.3 In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the New Common Shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the New Common Shares at the time outstanding without preference or distinction.";

(e) any one director or officer of the Company is authorized, for and on behalf of the Company, to execute, or cause to be executed, and to deliver, or cause to be delivered, and, where required or desirable, to witness the affixing of the common seal of the Company, all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

(f) all actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing paragraphs which were in furtherance of the foregoing be approved and ratified.

SCHEDULE "C" – REGULATORY APPROVALS

The Toronto Stock Exchange

Applicable Canadian Securities Administrators

SCHEDULE "D" – OMITTED INTENTIONALLY

SCHEDULE "E" – FORM OF LOCK-UP AGREEMENT

•, 2006

•

Dear Sir:

Re: Arrangement Agreement dated July 20, 2006 between Addax Petroleum Corporation and Pan-Ocean Energy Corporation Limited (the "Arrangement Agreement")

Reference is made to the Arrangement Agreement between Pan-Ocean Energy Corporation Limited ("**Pan-Ocean**") and Addax Petroleum Corporation ("**Addax**"), contemplating a scheme of arrangement (the "**Arrangement**") under the Act. Unless otherwise defined herein, all capitalized terms used in this agreement shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you (the "**Selling Securityholder**") beneficially own, directly or indirectly, or exercise control or direction over, **[• Class A Shares]**, **[• Class B Shares] and [• Pan-Ocean Options]** in the capital of Pan-Ocean.

Any references in this agreement to Pan-Ocean Shares owned or controlled by the Selling Securityholder shall mean such number of Pan-Ocean Shares and, where the context requires, shall include all Class B Shares issued to the Selling Securityholder after the date hereof pursuant to the exercise of Pan-Ocean Options.

This agreement sets out the terms and conditions upon which the Selling Securityholder has agreed, among other things, to support the Arrangement and to vote, or cause to be voted in favour of the Arrangement, all of the Pan-Ocean Shares (including Class B Shares issuable upon the exercise of Pan-Ocean Options) held by the Selling Securityholder that are, or will be, beneficially owned or controlled by the Selling Securityholder.

This agreement is conditional on and shall only be effective on the execution of the Arrangement Agreement.

1. Representations of Selling Securityholder

The Selling Securityholder represents to Addax that:

(a) it is the sole beneficial owner of the number of Pan-Ocean Shares and the number of Pan-Ocean Options (collectively, the "**Selling Securityholder's Securities**") set forth above and the Selling Securityholder's Securities are all of the Pan-Ocean Shares and Pan-Ocean Options beneficially owned, directly or indirectly, by the Selling Securityholder;

(b) the Selling Securityholder is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable against the Selling Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity; neither the execution of this agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Selling Securityholder will be a party or by which it will be bound at the time of such completion;

(c) as of the record date for the meetings of the Pan-Ocean Shareholders to approve the Arrangement (the "**Pan-Ocean Meetings**"), the Selling Securityholder will have valid and marketable title to the Selling Securityholder's Securities free and clear of all Liens and encumbrances, except for the Selling Securityholder's obligations under this agreement;

(d) except as contemplated by this agreement, the Selling Securityholder has not previously granted or agreed to grant any proxy in respect of the Pan-Ocean Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote such Pan-Ocean Shares; and

(e) other than the Pan-Ocean Options, the Selling Securityholder has no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of Pan-Ocean or for the issue of any other securities of any nature or kind of Pan-Ocean.

2. Covenants of Selling Securityholder

By the acceptance of this agreement, the Selling Securityholder hereby agrees, subject to the terms of Section 7 of this agreement, from the date hereof until the earlier of the termination of this agreement and 5:00 pm GMT on the Outside Date (as defined in the Arrangement Agreement, the terms of which the Selling Securityholder is familiar with), to:

(a) not withdraw any proxy (if any) delivered to Pan-Ocean in connection with the Arrangement, except after this agreement is terminated in accordance with Section 7 hereof;

(b) vote or cause to be voted all of the Selling Securityholder's Pan-Ocean Shares and any other Pan-Ocean Shares acquired by the Selling Securityholder prior to the Pan-Ocean Meetings, to approve of the Arrangement and any resolutions or matters relating thereto at any other meetings of the securityholders of Pan-Ocean called to consider the same and, with respect to any other matter relating to the Arrangement that may be put before the securityholders of Pan-Ocean, as Addax may direct;

(c) not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement, or any aspect thereof, and not exercise any other securityholder rights or remedies available at common law, pursuant to the Act or otherwise to delay, hinder, upset or challenge the Arrangement;

(d) other than in connection with the exercise of the Selling Securityholder's Pan-Ocean Options, not (without the prior consent of Addax) sell, assign (other than as a pledge as security to an arms length lender), transfer or otherwise convey or dispose of any of the Selling Securityholder's Securities or any other Pan-Ocean Shares acquired by the Selling Securityholder prior to the Effective Time (except to an affiliate of the Selling Securityholder provided that such affiliate agrees to be bound by the terms of this agreement and provided that the Selling Securityholder remains liable for the performance by such affiliate of all terms and obligations of the Selling Securityholder hereunder);

(e) not (without the prior consent of Addax), directly or indirectly, initiate, solicit or cause any Material Proposal (as defined in the Arrangement Agreement, the terms of which the Selling Securityholder is familiar with); provide any information concerning securities, assets, financial condition, affairs, prospects or the business or operations of Pan-Ocean to any third person out of the ordinary course of business (except (i) to the Selling Securityholders's advisors, (ii) upon compulsion of a regulatory authority, a court of competent jurisdiction, or as is required by law, regulation, order, judgment or decree, including any obligations of Pan-Ocean or Addax pursuant to disclosure requirements under Securities Laws, and (iii) as contemplated by the Arrangement Agreement); or conduct any activity otherwise detrimental to the Arrangement; provided that the foregoing shall not prevent the board of directors or officers of Pan-Ocean from responding or taking any necessary actions as is required by law or as is permitted under the Arrangement Agreement;

(f) vote as a securityholder of Pan-Ocean against any proposal submitted to the Pan-Ocean Shareholders involving any person other than Addax concerning any merger, sale of substantial assets, business combination, sale or purchase of Pan-Ocean Shares or similar transaction involving Pan-Ocean or any of its subsidiaries;

(g) vote against any proposal submitted to the Pan-Ocean Shareholders which may reduce the likelihood of the Arrangement being successfully completed;

(h) not tender or deposit or agree to tender or deposit any of the Selling Securityholder's Securities to any take-over bid, tender offer, exchange offer, insider bid, issuer bid or other similar form of transaction; and

(i) not take any steps, directly or indirectly, which may reasonably be expected to be inconsistent with the terms of the Arrangement, the Arrangement Agreement or the terms hereof or which may reasonably be expected to interfere with, or impede, the completion of the Arrangement.

3. Representations of Addax

Addax represents to the Selling Securityholder that:

(a) Addax has been duly incorporated and organized and is validly existing as a corporation under the laws of Canada;

(b) Addax has the requisite corporate power and authority to enter into this agreement and to perform its obligations hereunder;

(c) the execution of this agreement by Addax and the consummation by Addax of the transactions contemplated by this agreement have been duly authorized by the board of directors of Addax, and no other corporate proceedings on the part of Addax are necessary to authorize this agreement and the transactions contemplated hereby;

(d) this agreement has been duly executed and delivered by Addax and constitutes a valid and binding obligation of Addax, enforceable by the Selling Securityholder against Addax in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity; and

(e) the execution and delivery by Addax of this agreement and the performance by Addax of its obligations hereunder will not result in a violation or breach of any provision of:

(i) Addax's articles or by-laws; or

(ii) any law, regulation, order, judgment or decree.

4. Pan-Ocean Options

The Selling Securityholder acknowledges and agrees that pursuant to the Arrangement, all outstanding Pan-Ocean Options shall be exercised, cancelled or otherwise terminated. The Selling Securityholder agrees to take all such steps and execute all such agreements as are deemed necessary by Addax so that the Pan-Ocean Options held by the Selling Securityholder are either exercised, cancelled or terminated as contemplated by the Arrangement Agreement.

5. Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his fiduciary duties as a director or officer of Pan-Ocean.

6. Expenses

Addax and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this agreement.

7. **Termination**

It is understood and agreed that the respective rights and obligations hereunder of Addax and the Selling Securityholder shall cease and this agreement shall terminate if the Arrangement Agreement is terminated by Pan-Ocean or Addax in accordance with its terms.

In the event of termination of this agreement, this agreement shall forthwith be of no further force and effect and there shall be no continuing obligation or liability on the part of either the Selling Securityholder or Addax, except as set forth in Section 6 which provision shall survive the termination of this agreement. Nothing herein shall relieve any party from liability for any breach of this agreement.

8. **Amendment**

Except as expressly set forth herein, this agreement constitutes the whole of the agreement between the parties pertaining to the subject matter hereof and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

9. **Assignment**

Except as expressly set forth herein, no party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

10. **Disclosure**

Prior to first public disclosure of the existence and terms and conditions of this agreement, neither of the parties hereto shall disclose the existence of this agreement, or any details hereof, to any person other than Addax, Pan-Ocean, their respective directors and officers, or other Pan-Ocean securityholders executing substantially similar agreements, without the prior written consent of the other party hereto, except to the extent required by law, regulation, order, judgment, decree or pursuant to a request from a stock exchange. The existence and terms and conditions of this agreement may be disclosed by Pan-Ocean and Addax in the press release issued in connection with or subsequent to the execution of the Arrangement Agreement and as may otherwise be required to comply with any law, regulation, order, judgment or decree, including disclosure requirements under the Securities Laws.

11. **Enurement**

This agreement will be binding upon and enure to the benefit of Addax, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.

12. **Applicable Law**

This agreement shall be governed and construed in accordance with the laws of Jersey and each of the parties hereto irrevocably attorns to the jurisdictions of the courts of Jersey.

13. Counterparts

This agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

ADDAX PETROLEUM CORPORATION

Per: ________________________________

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the date first above written and the Selling Securityholder hereby confirms that the Selling Securityholder beneficially owns ___________ Class A Shares, ___________ Class B Shares and ___________ Pan-Ocean Options to acquire a further __________ Class B Shares.

Witness:		Name: •

SCHEDULE "F" – MATERIAL CONTRACTS

The Contracts in the Data Room.

[Information redacted.]

RECEIVED

2007 JAN 18 A 10: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[ON COMPANY LETTERHEAD]

June 29, 2006

Alberta Securities Commission.
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Companies and Securities, Newfoundland and Labrador

Re: Addax Petroleum Corporation

Addax Petroleum Corporation (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

ADDAX PETROLEUM CORPORATION

[signed] "David Codd"

David Codd
Chief Legal Officer & Corporate Secretary

DM_TOR/222329-00001/1956437.1

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED

2007 JAN 18 A 10: 5

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DÉCISION N° : 2006-MC-2043

NUMÉRO DE PROJET SÉDAR: 970267

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE MODIFIÉ

(Régime d'examen concerté)

Addax Petroleum Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1 le visa est octroyé à votre prospectus simplifié provisoire modifié du 2 août 2006.

L'Autorité des marchés financiers,

Le 2 août 2006

Date du visa

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

AMENDED AND RESTATED
PRELIMINARY SHORT FORM BASE PREP PROSPECTUS DATED AUGUST 2, 2006

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702 9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

New Issue •, 2006

ADDAX PETROLEUM

CDN$•

• Subscription Receipts, each representing the right to receive one Common Share

This short form prospectus qualifies the distribution of an aggregate of • subscription receipts (the "**Subscription Receipts**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") each of which will entitle the holder thereof to receive, without payment of additional consideration, one common share ("**Common Share**")

in the share capital of the Corporation upon closing of the acquisition by the Corporation of all of the issued and outstanding common shares of PanAfrican Energy Corporation (Mauritius) Limited and Pan-Ocean Energy U.K. Ltd. and certain other assets of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean Energy**") described in more detail under "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement" (the "**Acquisition**"). The gross proceeds from the sale of the Subscription Receipts (the "**Escrowed Funds**"), together with interest thereon, will be held by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**"), and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment (as defined below), will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. Such holders of Subscription Receipts will be entitled to an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of this offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the arrangement agreement relating to the Acquisition (the "**Arrangement Agreement**") is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**Underwriters**") and the Corporation. See "Risk Factors" for certain considerations relevant to an investment in the Subscriptions Receipts.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AXC". On July 28, 2006 the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.30. **There is presently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this short form prospectus.** This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices and the liquidity of the Subscription Receipts. The Corporation has applied to list the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price: CDN$• per Subscription Receipt

	Price to the Public (CDN$)	Underwriters' Fee[(1)] (CDN$)	Net Proceeds to the Corporation[(2)] (CDN$)
Per Subscription Receipt	•	•	•
Total Offering[(3)]	•	•	•

Notes:

(1) The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount paid upon closing of this offering. See "Plan of Distribution".

(2) Excluding interest, if any, earned on the Escrowed Funds and before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$•, which will be paid by the Corporation from the general funds of the Corporation. See "Use of Proceeds".

(3) Addax Petroleum has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the issuance and distribution of the Subscription Receipts and Common Shares (as the case may be) issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to • Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares)	Exercisable not later than 30 days after closing of the offering	CDN$• per Subscription Receipt

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the

Corporation under the Term Credit Facility (as defined under "Glossary"), which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility (as defined under "Glossary"), which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition. See "Relationship Between the Corporation and Certain Underwriters".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Subscription Receipts and the Common Shares into which the Subscription Receipts are convertible are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions for Subscription Receipts will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a global book entry certificate representing the Subscription Receipts will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS. Holders of Subscription Receipts will not receive physical certificates representing their ownership in Subscription Receipts. A purchaser of the Subscription Receipts will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Subscription Receipts are purchased. See "Details of the Offering". Closing of this offering is expected to occur on or about •, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than •, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

SUMMARY

The following is a summary only of the principal features of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms not otherwise defined in this summary have the meanings ascribed thereto under the heading "Glossary".

The Offering

Issuer:	Addax Petroleum
Offering:	Treasury offering of Subscription Receipts representing the right to receive Common Shares.
Amount:	CDN$● per Subscription Receipt.
Offering Size:	Approximately CDN$● million (assuming the Over-Allotment Option is not exercised).
Over-Allotment Option:	Addax Petroleum has granted to the Underwriters an Over-Allotment Option, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised the offering size will be approximately CDN$●.
Use of Proceeds:	The net proceeds of the offering will be used to fund a portion of the purchase price of the acquisition of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy. See "Proposed Acquisition of the Business of Pan-Ocean Energy" and "Use of Proceeds".
Escrow of Proceeds:	The Escrowed Funds, together with interest thereon, will be held by the Escrow Agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment, will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. If the Termination Time occurs, holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares, and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".
Special Payment:	Holders of Subscription Receipts converted into Common Shares will be entitled to an amount per Subscription Receipt equal to the amount per Common Share of any

cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever, to any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount (as defined under "Glossary") as a purchase price adjustment.

Risk Factors: An investment in the Subscription Receipts and the Common Shares issuable upon the conversion thereof involves certain risks which should be carefully considered by prospective investors. See ''Risk Factors''.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

The Acquisition

Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, and certain other assets of Pan-Ocean Energy, for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management and operational services to Pan-Ocean Energy. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

The closing of the Acquisition is subject to receipt of required court and other approvals and the satisfaction of closing conditions customary to an acquisition of this type. The closing of the Acquisition is also subject to certain shareholder approvals, including approval by a resolution of a majority in number representing three-fourths in nominal value of each of Pan-Ocean Energy Class A Shares and Class B Shares, each class voting separately, and a majority of the minority approval of each class. The closing of the Acquisition is expected to

occur on or about September 7, 2006. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement".

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licenses in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth license (Awoun) to commence production in 2007.

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore). See "Proposed Acquisition of the Business of Pan-Ocean Energy".

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

- ***Creates one of the Largest Independent Exploration and Production Companies in West Africa***

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum(1)

Jurisdiction	Area(2)	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves(3): 1P	Gross Oil Reserves(3): 2P	Gross Oil Reserves(3): 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	495,870	91	101	108.6	196.7	278.7
Joint Development Zone	130,297	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,984,554**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum - Properties and New Ventures Description - Nigeria - Property Boundaries." Area presented excludes the area in the Disputed Area in OML123.

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of

0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- *Expansion and Diversification in West Africa*

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- *Enhanced Production Growth Profile*

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- *Substantial Reserves Base with Development and Exploration Upside*

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- *Complementary Technical and Operational Expertise*

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- *Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders*

Addax Petroleum expects the acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to reserves and 2007 production and CFFO per share metrics.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquired Business**" means PanAfrican and Pan-Ocean UK, which together, represent substantially all of the assets and operations of Pan-Ocean Energy;

"**Acquisition**" or "**Arrangement**" means the proposed arrangement under the provisions of Article 125 of the Companies (Jersey) law 1991 whereby the Corporation will purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million;

"**Acquisition Facility**" means the Revolving Credit Facility and the Term Credit Facility;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles and a wholly owned subsidiary of Addax Petroleum;

"**Adjustment Amount**" has the meaning given to it under the heading "Details of the Offering";

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Anadarko**" means Anadarko Petroleum Corporation together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Arrangement Agreement**" means the arrangement agreement between the Corporation and Pan-Ocean Energy dated July 20, 2006 regarding the Arrangement, whereby the Corporation has agreed to purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**Block 4**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**Class A Shares**" means the Class A Common Shares in the share capital of Pan-Ocean Energy;

"**Class B Shares**" means the Class B Subordinated Voting Shares in the share capital of Pan-Ocean Energy;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**Escrow Agent**" means Computershare Trust Company of Canada;

"**Escrowed Funds**" means the gross proceeds from the sale of the Subscription Receipts;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**Genel Enerji**" means Genel Enerji AS., which is a Turkish registered company majority owned by the Cukorova Holdings Group;

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Lenders**" has the meaning given to it under the heading "Financing of the Acquisition";

"**LPG**" means liquid petroleum gas;

"**MACL**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"**MACL Reserve Report**" means the engineering report dated January 30, 2006 prepared by MACL evaluating the crude oil reserves attributable to PanAfrican's properties and certain resources effective as of December 31, 2005 in

accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**NSAI Reserve Report**" means the engineering report dated March 28, 2006 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum to the Underwriters which is exercisable, in whole or in part, at any time not later than 30 days after closing of the offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, than the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the same price as the Subscription Receipts offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the Acquired Business;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Realizable Price**" means "Realizable Price" as defined under the heading "Addax Petroleum Fiscal Terms — Nigeria";

"**Reorganization**" has the meaning given to it under "The Addax And Oryx Group Ltd.";

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Revolving Credit Facility**" means a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition;

"**Royalty Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Shell**" means Royal Dutch Shell p.l.c., together with all of its subsidiaries;

"**Shell Farm-In**" means the farm-in agreement between Shell and Pan-Ocean Energy regarding the Awoun Permit;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Special Payment**" has the meaning given to it under "Details of the Offering";

"**Sterling**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the offering between the Corporation, RBC Dominion Securities Inc., on its own behalf and on behalf of the other Underwriters, and the Escrow Agent governing the terms of the Subscription Receipts.

"**Subscription Receipts**" means the subscription receipts of the Corporation offered hereby;

"**Tax Oil**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Term Credit Facility**" means a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the amount payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition;

"**Termination Time**" has the meaning given to it under "Details of the Offering";

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP

Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated •, 2006 among the Corporation and the Underwriters with respect to this offering; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mbbls/d	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day
1P	proved reserves
2P	proved plus probable reserves
3P	proved plus probable plus possible reserves

Currency

$	United States dollars
CDN$	Canadian dollars

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("$10m^3$")	0.0282
thousand cubic metres ("$10m^3$")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this short form prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Quarter Ended March 31,		Year Ended December 31,	
	July 2006	June 2006	May 2006	2006	2005	2005	2004
Rate at end of period	$1.1298	$1.1150	$1.1028	$1.1671	$1.2096	$1.1659	$1.2036
Average rate during period	$1.1284	$1.1138	$1.1095	$1.1547	$1.2267	$1.2116	$1.3015
High	$1.1416	$1.1245	$1.1233	$1.1726	$1.2566	$1.2704	$1.3968
Low	$1.1061	$1.0990	$1.0990	$1.1322	$1.1987	$1.1507	$1.7740

On Friday, July 28, 2006 the Noon Buying Rate for $1.00 United States was $1.1298 Canadian.

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions (including negative variations thereof), as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- the anticipated completion of the Acquisition and expected benefits to the Corporation of the Acquisition;
- the timing of the closing of the Acquisition;
- the integration of the Acquired Business into the Corporation's existing business and the opportunities and synergies expected therefrom;
- the intended evaluation and exploration activities with respect to the properties of PanAfrican, the anticipated use of the net proceeds of this offering, the Corporation's expansion plans for the properties of PanAfrican and related permitting and capital costs, production estimates and costs, operating efficiencies, and costs and expenditures;
- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;

- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere or incorporated by reference in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

CFFO is not a recognized measure under Canadian GAAP. Management believes that CFFO is a useful supplemental measure in evaluating the performance of the Corporation and PanAfrican and in determining whether to invest in Subscription Receipts and Common Shares. Management believes that CFFO is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines CFFO as cash from operating activities before changes in non-cash working capital.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and gas reserve information contained in this short form prospectus and the documents incorporated by reference herein, have been prepared and presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

DOCUMENTS INCORPORATED BY REFERENCE

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702-9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

The following documents of the Corporation filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Corporation's annual information form dated March 28, 2006;

(b) the balance sheet of the Corporation as at December 31, 2005, together with the notes thereto, the auditors' report thereon and the amended management's discussion and analysis dated July 26, 2006 related thereto;

(c) the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the notes thereto, the auditors' report thereon and management's discussion and analysis relating thereto;

(d) the Corporation's unaudited consolidated financial statements as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto and management's discussion and analysis relating thereto;

(e) the Corporation's management information circular dated May 24, 2006;

(f) the Corporation's material change report dated March 16, 2006 relating to Block 2 of the JDZ;

(g) the Corporation's material change report dated March 16, 2006 relating to Block 3 and Block 4 of the JDZ;

(h) the Corporation's material change report dated July 28, 2006 relating to the Arrangement;

(i) the business acquisition report dated July 26, 2006 relating to the acquisition by the Corporation of all of the issued and outstanding shares of APNV; and

(j) the Corporation's audit committee charter.

Any document of the type required by National Instrument 44-101 - *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports) and any business acquisition reports and any other disclosure documents filed by the Corporation with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference in and form an integral part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

INFORMATION CONCERNING THE ACQUIRED BUSINESS

As the Corporation does not currently own or operate the Acquired Business, the information in this prospectus relating to the Acquired Business has been summarized from publicly available information and information obtained from third parties. Addax Petroleum and the Underwriters make no assurances concerning the completeness or accuracy of such information.

The issued and outstanding Class A Shares and Class B Shares of Pan-Ocean Energy are listed on the TSX under the respective symbols "POC.A" and "POC.B". Further information on Pan-Ocean Energy and a copy of the permanent information record of Pan-Ocean Energy may be obtained electronically at www.sedar.com. Addax Petroleum and the Underwriters make no assurances as to the completeness or accuracy of any such information and such information is not and will not be deemed to be incorporated into this prospectus.

PROPOSED ACQUISITION OF THE BUSINESS OF PAN-OCEAN ENERGY

Acquisition Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management services to PanAfrican. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licences in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Gabonese Properties of PanAfrican


GABON
Remboue
Maghena
Awoun
Panthere NZE
(Obangue)
Iris Marine
Ibekelia TEA
Themis Marine
Etame Marine
Pointe Noire

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore).

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

• *Creates one of the Largest Independent Exploration and Production Companies in West Africa*

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[1]

Jurisdiction	Area[2]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[3]: 1P	Gross Oil Reserves[3]: 2P	Gross Oil Reserves[3]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	495,870	91	101	108.6	196.7	278.7
Joint Development Zone	130,297	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,984,554**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. Area presented excludes the area in the Disputed Area in OML123. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries."

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- *Expansion and Diversification in West Africa*

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- *Enhanced Production Growth Profile*

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- *Substantial Reserves Base with Development and Exploration Upside*

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- *Complementary Technical and Operational Expertise*

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- *Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders*

Addax Petroleum expects the Acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to production, reserves and 2007 CFFO per share metrics.

Gabon, West Africa

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and significant oil and mineral reserves. The following table highlights some important statistics regarding Gabon, its people and its economy.

Total Area	267,667 km^2
Population	1.4 million
Major Cities	Libreville (capital) and Port-Gentil
Language	French (official), Fang, Myene, Nzebi, Bapounou/Eschira, Bandjabi
Literacy	63 per cent of population over 15 years of age can read and write
Government	Republic with a multiparty presidential regime
Legal System	Based on French civil law system and customary law
GDP	$9.5 billion
GDP per capita	$6,800
Oil Production	269 mbbls/d
Reserves	2.499 billion bbls (proven)
Inflation	-0.1 per cent

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2006, the Energy Information Administration, U.S. Department of Energy and Bloomberg.

Government

Gabon is a republic that gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s. President Omar Bongo has been in power since 1967 and is

currently Africa's longest serving head of state. The President is elected by popular vote for a seven-year term and there are no limits on the number of terms. The Parliament is comprised of the Senate, with 91 elected seats, and the National Assembly, with 120 elected seats.

Presidential elections were held in November 2005 and the next election is schedule for 2012. The next elections for the National Assembly are scheduled for December 2006, and elections for the Senate are scheduled for January 2009.

International Relations

Since 1973 the number of countries establishing diplomatic relations with Gabon has doubled. The country also maintains close political and economic ties to France which accounted for approximately 45% of Gabon's 2004 imports. Gabon is a member of the United Nations, the World Bank, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Central Africa Economic and Monetary Community to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies. The movement culminated in the creation of the Gulf of Guinea Commission, established to encourage settlement of conflicts threatening natural resource development.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production initially peaked in 1975 at approximately 220 mbbls/d. After several years of decline, production again increased, reaching a new high of approximately 370 mbbls/d in 1997. Current oil production is approximately 269 mbbls/d, the majority of which is produced by Shell and TOTAL. More than 90% of Gabon's current daily oil production is exported with approximately half of total production exported to the United States. Gabon is not a member of the Organization of Petroleum Exporting Countries.

Based on publicly available information, oil exports account for approximately 40% of Gabon's GDP and approximately 60% of the government's budget. Heavy reliance on the petroleum industry has led the government to increase efforts for foreign investment by granting of exploration licenses for frontier drilling. Exports from the petroleum industry are largely responsible for Gabon having a per capita GDP that is more than four times the average of sub-Saharan Africa.

The Acquired Business

Overview

Pan-Ocean Energy is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa and operates through its wholly owned subsidiaries PanAfrican and Pan-Ocean UK. PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in its eight licenses in Gabon, of which seven are pursuant to Production Sharing Contracts and one is pursuant to a technical evaluation agreement, as summarized in the table below.

License	Field / Discoveries	Area(1)	Operator	Working Interest(1)	Gross Oil Reserves as at December 31, 2005(1) Proved Plus Probable	Proved Plus Probable Plus Possible
		(acres)		(per cent)	(mmbbls)	(mmbbls)
Maghena	Tsiengui	151,324	PanAfrican	92.50	26.9	45.7
Panthere NZE	Obangue	27,671	PanAfrican	92.50	8.0	20.2
Etame Marin(2)	Etame, Avouma, Ebouri	240,006	VAALCO	31.36	17.7	27.1
Awoun	Koula, Damier	110,770	Shell	40.00	13.8	26.0
Remboué	Remboué	30,411	PanAfrican	92.00	1.1	2.3
Iris Marin(2)	-	35,887	Sterling	23.78	-	-
Themis Marin(2)	-	53,424	Sterling	23.78	-	-
Ibekelia(3)	-	66,994	Sterling	40.00	-	-
Total		716,487			67.5	121.3

Notes:

(1) Reserves as reported in the MACL Reserve Report as at December 31, 2005 under "Forecast Prices and Costs Case" and after giving effect to the back-in rights held by the Government of Gabon and third parties.

(2) Offshore licences.

(3) Technical evaluation agreement, offshore Gabon.

Principal Properties

Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Tsiengui (Maghena PSC), onshore Gabon

Tsiengui is PanAfrican's principal development property and is located southeast of the coastal city of Port Gentil. PanAfrican holds a 92.5 per cent working interest in the Tsiengui Permit onshore Gabon, immediately offsetting PanAfrican's Obangue producing field, with the Government of Gabon owning the remaining 7.5 per cent carried working interest. PanAfrican began exploration on the permit in 2002 and by September 2004, PanAfrican confirmed a significant new light oil discovery on the Tsiengui prospect with its second exploration commitment well, TST-2. The TST-2 exploration well was successfully drilled to a total depth of 1,816 m and logged. PanAfrican's petrophysical analysis of well logs indicated net oil pay of approximately 14 m in the Gamba sandstone. A gas column approximately 38.6 m thick was also encountered in the same formation. The total Gamba sandstone reservoir thickness encountered was approximately 46 m. Given the success of TST-2, PanAfrican drilled and completed a horizontal leg from the well, which tested up to 2,450 bbls/d.

In the second quarter of 2005, PanAfrican drilled two additional development wells, TST-3 and TST-4, and an early production facility was mobilised and installed on the Tsiengui site. An eight-inch diameter 6.2 km export pipeline connecting Tsiengui with the Obangue facility, was completed in May 2005. With three additional development wells completed in first quarter of 2006, the company ended the quarter with a total of six wells capable of producing approximately 6,600 bbls/d of production (net PanAfrican) from the Tsiengui field. Combined Tsiengui and Obangue volumes are currently exported through the existing six-inch export pipeline to the Avocette terminal, which constrains PanAfrican's current production levels. PanAfrican is currently constructing an export pipeline to address the capacity concerns.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Tsiengui field were 11.5 mmbbls proved and 26.9 mmbbls proved plus probable, accounting for 32 per cent and 40 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Obangue (Panthere Nze Permit), onshore Gabon

Obangue is PanAfrican's principal onshore Gabon producing property. PanAfrican has a 92.5 per cent interest in an exploitation Production Sharing Contract, with the Government of Gabon holding the remaining 7.5 per cent on a

carried working interest basis. The Obangue field has been on-stream since 1998 and is located approximately 100 km southeast of the coastal city of Port Gentil.

Obangue has an integrated gathering, processing, storage and transportation infrastructure along with a self-contained camp for operations personnel. The property can be accessed by private aircraft and by boat. The PanAfrican processing facility has a capacity of approximately 5,000 bbls/d and the storage facility has capacity of 32,000 bbls, allowing approximately two weeks' inventory of production. PanAfrican currently transports oil through a 5,000 bbls/d export pipeline that connects the Obangue production facility to the TOTAL Gabon operated Avocette terminal 12 km to the south.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Obangue field were 4.5 mmbbls proved and 8.0 mmbbls proved plus probable, which represented 12.5 per cent and 12.0 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Awoun Permit, onshore Gabon

In February 2004, under the Shell Farm-in, PanAfrican acquired 50 per cent of Shell's 100 per cent interest (subject to a 20 per cent government back-in) in a Production Sharing Contract covering Awoun in exchange for drilling commitments PanAfrican has since satisfied.

The Koula discovery was made in September 2004. Three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbls/d. The appraisal of the Damier discovery made in November 2004 was completed during the second quarter of 2005 and its results along with the nearby Koula discovery were incorporated into a revised subsurface model. In September and October 2005, the Awoun co-venture partners drilled two exploration wells testing the Chevalier and Merle prospects, both of which were found to be dry.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Awoun Permit were 8.3 mmbbls proved and 13.8 mmbbls proved plus probable, accounting for 23 per cent and 20 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Etame Marin Permit, offshore Gabon

PanAfrican holds a 31.36 per cent working interest in the Etame Marin Permit, which covers approximately 3,000 km^2 in the Gabon Basin, offshore southern Gabon. Water depths range from zero m to more than 500 m from the north to south in the permit area. The Etame structure is located in water depths of approximately 75 m. The operator of the Etame Permit is VAALCO (28.1 per cent), a Houston-based independent oil and gas company. Sasol Limited (27.8 per cent), a South African integrated oil & gas and chemicals company, and three other companies also hold working interests in the concession.

The Etame Marin Permit was awarded to VAALCO in July 1995. Pan-Ocean acquired its interest in the Etame Marin Permit in 2001. The Etame field is developed based on subsea completed development wells tied back to an FPSO. A contract was entered into for the supply of the 1.1 mmbbls storage capacity FPSO Petróleo Nautipa with the owners of the vessel, a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. (the parent company of Nortrans Offshore, Singapore).

In December 2003, PanAfrican announced the first exploration well, Ebouri No. 1 and its associated sidetrack had made a new field discovery, 11 miles northwest of PanAfrican's producing Etame field. Wireline logs indicated 14 m of net oil pay in the Gamba reservoir. The exploratory well, Avouma-1, was drilled as the second Etame Marin Production Sharing Contract commitment well in July 2004. The well encountered net oil pay of approximately 11 m in the Gamba sandstone, and was subsequently flow tested at a rate of 6,600 bbls/d.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Etame Marin Permit were 10.9 mmbbls proved and 17.7 mmbbls proved plus probable, which represented approximately 30 per cent and 26 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Remboué, onshore Gabon

In February 2001, PanAfrican acquired the Remboué Permit from the Government of Gabon. PanAfrican's interest in the permit is 92 per cent, with the Government of Gabon holding the remaining 8 per cent on a carried basis. Production from the Remboué field was successfully recommenced in October 2001. There is a single train of processing facilities in the field and 25,000 bbls of tank storage. The Remboué export system is entirely marine. During 2005, export loads were shipped by barge from the field to an offshore storage vessel, and subsequently shipped to refineries in the United States.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Remboué field were 0.8 mmbbls proved and 1.1 mmbbls of proved plus probable, which represented approximately 2.2 per cent and 1.6 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Iris Marin / Themis Marin, offshore Gabon

In April 2005, PanAfrican acquired a 25.71 per cent participating interest in two offshore Gabon exploration permits operated by Sterling Energy plc, namely Iris Marin Exploration Production Sharing Contract and Themis Marin Exploration Production Sharing Contract. The Government of Gabon has an option to back-in for 7.5 per cent in both permits. The Themis Marin and Iris Main Exploration Production Sharing Contracts cover two shallow water exploration permits offshore Gabon of 902 km^2 and 607 km^2 respectively. The first exploration well in the Iris Marin Permit, Iris Iboga Marin-1, was drilled during August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones which, however, were water bearing. The well was plugged and abandoned as a dry hole. The Themis Marin Permit has a commitment well required to be drilled by the fourth quarter of 2007 and is planned for early 2007.

Fiscal Terms

Seven of PanAfrican's eight licences are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement. Under each of its Production Sharing Contracts, PanAfrican bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, each Production Sharing Contract establishes specific terms for PanAfrican to recover costs in accordance with a formula based on monthly production volumes ("**Cost Oil**") and to receive a share of production in excess of the Cost Oil ("**Profit Oil**"). Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level defined as a percentage of total production. The maximum limit is set according to the terms in each Production Sharing Contract. The Government of Gabon is entitled to collect a royalty as a fixed percentage of production ("**Royalty Oil**") set according to the terms in each Production Sharing Contract. The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts.

Each of PanAfrican's Production Sharing Contracts imposes minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of PanAfrican's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

The principal terms of PanAfrican's Production Sharing Contracts are as follows.

PanAfrican's Properties						
Permit	**Obangue (Panthere NZE)**	**Remboué**	**Maghena (Tsiengui)**	**Awoun[1]**	**Etame[2]**	**Iris/Themis[3]**
Status	Production	Production	Production (Tsiengui)	Exploration	Production (Etame, Avouma)	Exploration
PanAfrican's interest	92.5%	92%	92.5%	50%[7]	31.4%	25.7%[7]
Operator	PanAfrican	PanAfrican	PanAfrican	Shell	VAALCO (28%)	Premier (18%)
Government carry[4]	7.5%	8.0%	7.5%	Sinopec 20%	Tullow 7.5%	7.5%
Partners	-	-	-	Shell	VAALCO, Sasol, Tullow, Sojitz	Sterling, Premier, PetroSA, Ascent
Cost recovery	80%	80%	75%	65%	70%	80%
Contractor profit share	50% to 20%	50% to 35%	47.5% to 20%	50% to 30%	50% to 40%	50% to 20%
Royalty	3% to 5%	3% to 5%	4.5% to 11%	5% to 10%	3% to 17.5%	6% to 12%
Term[5]	10+5+5 years	10+5+5 years	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years
Grant Date	December 6, 1996	February 17, 2001	September 26, 1997	December 27, 1999	July 7, 1995	November 2, 1999

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the $250,000 during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec and Tullow for the Awoun and Etame Marin PSCs respectively. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit recently was extended for an additional term of five years.

(7) Before government back-in

All of PanAfrican's Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon within the prescribed time the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Petroleum Reserves and Operational Matters

In accordance with NI 51-101, MACL, independent petroleum engineering consultants, prepared the MACL Reserve Report dated January 30, 2006. The MACL Reserve Report evaluated, as at December 31, 2005, PanAfrican's crude oil reserves. The tables below are a summary of the crude oil reserves of PanAfrican and the net present value of future net revenue attributable to such reserves as evaluated in the MACL Reserve Report based on constant and forecast price and cost assumptions. The tables summarize the data contained in the MACL Reserve Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. **The net present value of future net revenue attributable to PanAfrican's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by MACL. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to PanAfrican's reserves estimated by MACL represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of PanAfrican's oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The MACL Reserve Report is based on certain factual data supplied by PanAfrican and MACL's opinion of reasonable practice in the industry. In preparing its report, MACL relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PanAfrican. The supplied information was only relied upon where in MACL's opinion it appeared reasonable and consistent with its knowledge of the properties however no independent verification of the information was made. MACL also relied upon representations made by PanAfrican as to the completeness and accuracy of the data provided. MACL conducted a field inspection in the course of preparing its report. Reserves Data — Constant Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	**Natural Gas Liquids**	**Natural Gas**	**Light and Medium Crude Oil**	**Natural Gas Liquids**	**Natural Gas**
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	9,718	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-	-	14,284	-	-
Total Proved	35,898	-	-	24,003	-	-
Probable	31,569	-	-	18,072	-	-
Total Proved plus Probable	67,468	-	-	42,074	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses[8] and Discounted at		After Future Income Tax Expenses[8] and Discounted at	
	0 per cent	**10 per cent**	**0 per cent**	**10 per cent**
(000s)				
Proved				
Developed Producing	290,651	231,878	290,651	231,878
Developed Non-Producing	-	-	-	-
Undeveloped	424,657	290,164	424,657	290,164
Total Proved	715,308	522,042	715,308	522,042
Probable	607,632	360,799	607,632	360,799
Total Proved plus Probable	1,322,940	882,841	1,322,940	882,841

Reserves Data — Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	**Natural Gas Liquids**	**Natural Gas**	**Light and Medium Crude Oil**	**Natural Gas Liquids**	**Natural Gas**
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	10,268	-	-
Developed Non-Producing		-	-		-	-
Undeveloped	21,798	-		15,110	-	-
Total Proved	35,898	-	-	25,378	-	-
Probable	31,569	-	-	19,207	-	-
Total Proved plus Probable	67,468	-	-	44,585	-	-
Possible	53,864	-	-	-	-	-
Total Proved plus Probable plus Possible	121,331	-	-			-

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses(8) and Discounted at				
	0 per cent	**5 per cent**	**10 per cent**	**15 per cent**	**20 per cent**
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

	After Future Income Tax Expenses(8) and Discounted at				
	0 per cent	**5 per cent**	**10 per cent**	**15 per cent**	**20 per cent**
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

Notes:

(1) The crude oil and natural gas reserves estimates presented in the MACL Reserve Report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum society) as presented in the COGE Handbook. A summary of those definitions is presented below.

(2) Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

(3) Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

(4) Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category maybe subdivided into producing and non-producing.

(b) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling swell) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.

(6) "Gross Reserves" are the total of PanAfrican's working and/or royalty interest share before deduction of royalties owned by others, and represent PanAfrican's percentage working interest in the property gross reserves.

(7) "Net Reserves" are the total of PanAfrican's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others, and represent PanAfrican's share of total Cost Oil and Profit Oil.

(8) Under the terms of its various Production Sharing Contracts, PanAfrican is liable for taxes in Gabon. These taxes are satisfied entirely out of a portion of the Government of Gabon's share of Profit Oil. As Profit Oil, and the embedded taxation, is integral to the Production Sharing Contract, there is no notion of "Before Tax" that would be directly comparable to a tax and royalty regime, such as Canada. PanAfrican does, however report taxation as pre-tax income taxed at the Gabonese statutory rate of 35 per cent.

(9) State Royalty is based on a percentage of daily production volume as set out below.

			Onshore Gabon (per cent)				Offshore Gabon (per cent)
Based on daily production (bbls/d)			**Obangue**	**Remboué**	**Maghena**	**Awoun**	**Etame**
0	to	3,000	3	3	4.5	5	5
3,000	to	5,000	3	4	4.5	5	5
5,000	to	7,500	5	5	7	5	6
7,500	to	10,000	5	5	7	5	9
10,000	to	15,000	5	5	11	8	12
15,000	to	20,000	5	5	11	8	15
20,000	to	25,000	5	5	11	10	15
Over 25,000 bbls/d			5	5	11	10	17.5

Pricing Assumptions — Constant Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating PanAfrican's reserves data using constant prices and costs.

Date	WTI Crude Oil Price *$/bbl*	Brent Crude Oil Price *$/bbl*	Etame Crude Oil Price *$/bbl*	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*	Remboué Crude Oil Price *$/bbl*	Inflation *per cent*
31/12/2005	61.04	58.87	57.50	57.50	52.57	0.0

Pricing Assumptions — Forecast Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of January 1, 2006 in estimating PanAfrican's reserves data using forecast prices and costs.

Year	WTI Crude Oil Price *$/bbl*[(1)]	Brent Crude Oil Price *$/bbl*[(1)]	Etame Crude Oil Price *$/bbl*[(2)]	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*[(3)]	Remboué Crude Oil Price *$/bbl*[(4)]	Inflation *per cent*
2006	57.50	55.00	53.63	53.63	48.70	2.5
2007	55.40	53.40	52.00	52.00	46.94	2.5
2008	52.50	50.40	48.96	48.96	43.78	2.5
2009	49.50	47.30	45.82	45.82	40.52	2.5
2010	46.90	44.70	43.19	43.19	37.75	2.5
2011	48.10	45.80	44.25	44.25	38.67	2.5
2012	49.30	47.00	45.41	45.41	39.69	2.5
2013	50.50	48.10	46.47	46.47	40.61	2.5
2014	51.80	49.40	47.73	47.73	41.72	2.5
2015	53.10	50.60	48.89	48.89	42.73	2.5
2016	54.40	51.80	50.05	50.05	43.74	2.5
2017	55.80	53.20	51.40	51.40	44.93	2.5
2018	57.20	54.50	52.66	52.66	46.03	2.5
2019	58.60	55.80	53.91	53.91	47.12	2.5
2020	60.10	57.30	55.36	55.36	48.40	2.5
2021	61.30	58.45	56.46	56.46	49.32	2.5
2022	62.53	59.61	57.58	57.58	50.26	2.5
2023	63.78	60.81	58.72	58.72	51.22	2.5
2024	65.05	62.02	59.89	59.89	52.20	2.5
2025	66.36	63.26	61.07	61.07	53.19	2.5
Thereafter	+2 per cent/yr	63.26	61.07	61.07	53.19	0.0

Notes:

(1) WTI and Brent forecast based on the MACL January 1, 2006 price forecast.

(2) The Etame field price is based on Brent minus $1.37 /bbl Etame/Brent differential.

(3) The Obangue, Tsiengui and Awoun field prices are based on Brent less $1.37/bbl quality and transportation differential.

(4) The Remboué field price is based on Brent minus $6.30/bbl Remboué/Brent differential.

The weighted average realized sales prices for PanAfrican for the year ended December 31, 2005 was $52.48/bbl for crude oil.

Production History

The following table discloses, on a quarterly basis for the years ended December 31, 2005 and 2004, PanAfrican's share of average daily crude oil production volume, prior to royalties, and the prices received, royalties paid, production costs incurred and netbacks on a per barrel basis.

Average Daily Production Volume

	Three Months Ended				
	31 March 2005	30 June 2005	30 Sept 2005	31 December, 2005	2005 Total
Light and Medium Crude Oil *(bbls/d)*	9,081	9,034	10,018	9,341	9,369
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**9,081**	**9,034**	**10,018**	**9,341**	**9,369**

	Three Months Ended				
	31 March 2004	30 June 2004	30 Sept 2004	31 December 2004	2004 Total
Light and Medium Crude Oil *(bbls/d)*	8,209	7,472	8,777	9,437	8,474
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**8,209**	**7,472**	**8,777**	**9,437**	**8,474**

Production Volume by Field

The following table discloses for each important field, and in total, PanAfrican's production volumes for the financial year ended December 31, 2005 for each product type.

	Light and Medium Crude Oil *(bbls/d)*	Natural Gas *(mcfd)*	*per cent*
Etame	5,936	-	63.3
Obangue	1,536	-	16.3
Tsiengui	954	-	10.2
Remboué	943	-	10.1
Total Production	**9,369**	-	**100.0**

Future Development Costs

The table below sets out as at December 31, 2005 the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
($000s)			
2006	98,750	98,750	118,741
2007	70,109	71,862	123,505
2008	7,879	8,277	29,592
2009	1,639	1,765	8,172
2010	1,176	1,298	3,271
Remaining Years	21,824	26,878	43,649
Total Undiscounted	201,375	208,829	326,930
Total Discounted at 10 per cent per year	164,597	168,500	254,253

Crude Oil Differentials

PanAfrican has historically produced Brent quality, light sweet crude oil. Gabon crude oil prices are based upon a number of postings including Mandji Blend, Rabi Blend, Rabi Light, Lucinda Blend, Oguendjo Blend and Tchatamba Blend, all of which trade relative to Brent adjusted for transportation and quality differentials. The discounts are determined by the overall differentials between Brent and the relevant Gabon marker crudes, the mix of production from PanAfrican's properties, as well as the actual timing of export, liftings and payment for crude oil produced during the year. Subsequent to year-end, PanAfrican, along with its Etame Marin partners, entered into a new off take agreement with Trafigura Beheer B.V. Amsterdam. The Trafigura contract price is based on a discount to Rabi Light, which in turn trades relative to Brent.

PanAfrican crude oil differential to Brent Crude[(1)]

	3 months ended March 31, 2006	Year ended December 31, 2005
Sales and Marketing Volumes (mmbbls)	0.98	3.38
Average Realized PanAfrican Prices ($/bbl)	60.94	52.48
Dated Brent Price ($/bbl)	61.78	54.38
Premium/(Discount) to Brent Crude ($/bbl)[(1)]	(0.84)	(1.90)

Note:

(1) Based on the net realized average oil price for PanAfrican for the periods indicated.

Overview of the Arrangement

Description of Arrangement Agreement

On July 20, 2006, the Corporation and Pan-Ocean Energy entered into the Arrangement Agreement which provides for the acquisition by the Corporation of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy, to be effected as a scheme of arrangement pursuant to the Companies (Jersey) Law 1991. A copy of the version of the Arrangement Agreement filed with the Canadian securities regulatory authorities is available at www.sedar.com.

Pursuant to the Arrangement Agreement, the Corporation will acquire from Pan-Ocean Energy all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, as well as certain head office assets of Pan-Ocean Energy used in the operation of the business and the assignment of certain employment contracts, in exchange for aggregate consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million. The Arrangement requires the approval of Pan-Ocean Energy shareholders. The meetings of Pan-Ocean Energy's shareholders to approve the Arrangement are scheduled to be held on or about August 30, 2006, with closing of the Arrangement expected to occur on or about September 7, 2006. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement. There is no assurance that the Acquisition will be consummated. See "Risk Factors — Risks Relating to the Acquisition".

Meetings will be held in respect of each of (i) the holders of Class A Shares, and (ii) the holders of Class B Shares, all pursuant to an interim order of the Royal Court of Jersey (collectively, the "**Court Meetings**" and individually, a "**Court Meeting**"). In addition, immediately following such meetings, an extraordinary general meeting (the "**Extraordinary General Meeting**") of Pan-Ocean Energy will be convened at which the holders of Class A Shares and Class B Shares will vote on certain resolutions. Finally, immediately following the Extraordinary General Meeting a (i) meeting of the holders of Class A Shares (the "**Class A Shareholder Meeting**"), and (ii) meeting of the holders of Class B Shares (the "**Class B Shareholder Meeting**"), will be held to vote on certain additional resolutions.

At the Court Meetings each class will vote separately to approve the proposed Arrangement and Arrangement Agreement. At the Extraordinary General Meeting, holders of Class A Shares and Class B Shares will vote to, among other things, approve special resolutions to create and issue a new class of common shares of Pan-Ocean Energy, convert Pan-Ocean Energy to a no par value company, authorize the repurchase of the Class A Shares and Class B Shares pursuant to the Arrangement and authorize Pan-Ocean Energy's board of directors to make arrangements for the termination or settlement of existing options. At the Class A Shareholder Meeting, holders of Class A Shares will vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company. At the Class B Shareholder Meeting, holders of Class B Shares will also vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company.

For the Arrangement to proceed, at each Court Meeting it must be approved by a resolution of a majority in number representing three-fourths in nominal value of each class of shareholders of Pan-Ocean Energy, voting separately as a class, present and voting either in person or by proxy at the relevant Court Meeting, as well as by a

majority of the minority shareholder approval of each class. At the Extraordinary General Meeting, resolutions must be approved by not less than two-thirds of the votes cast in favour of the resolutions. At each of the Class A Shareholder Meeting and Class B Shareholder Meeting, shareholders of the relevant class must approve the applicable resolutions by not less than two-thirds of the votes cast in favour of the resolutions.

The obligations of Pan-Ocean Energy and Addax Petroleum to complete the Arrangement are subject to the fulfillment of certain conditions precedent including, among others, (i) the final order of the Royal Court of Jersey having been obtained on reasonably satisfactory terms and not being set aside or modified, (ii) there not being any law and there not having been any action taken under any law or by any governmental entity or regulatory authority that makes it illegal or otherwise prohibits the consummation of the Arrangement, and (iii) the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of Addax Petroleum to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Pan-Ocean Energy having complied with its covenants under the Arrangement Agreement in all material respects, (ii) no material adverse effect having occurred in respect of Pan-Ocean Energy, (iii) holders of less than 5% of the issued and outstanding Class B Shares having exercised dissent rights, (iv) Pan-Ocean Energy having received consents from its commercial bankers to complete the Arrangement, (v) Pan-Ocean Energy providing to Addax Petroleum satisfactory evidence of the extension of the Maghena permit, and (vi) there being no laws proposed or applied, or claims made or threatened in writing by any governmental authority, not in either case of general application and in any case which would if effective or successful result in the termination or withdrawal of, or fundamental change to (including to the nature or extent of the fiscal treatment thereof) certain Production Sharing Contracts of Pan-Ocean Energy and/or their respective underlying exploration licences.

The obligations of Pan-Ocean Energy to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Addax Petroleum having complied with its covenants under the Arrangement Agreement, and (ii) Addax Petroleum having deposited with Pan-Ocean Energy's transfer agent the purchase price for the Acquisition as close as reasonably possible to the anticipated effective time of the Arrangement.

If Pan-Ocean Energy shareholder approvals are obtained, an order of the Royal Court of Jersey will be sought following such meetings confirming the Arrangement when the conditions precedent to the Arrangement have been satisfied or waived. If shareholder approvals are not obtained, or if the order of the Royal Court of Jersey is not obtained or if the conditions precedent to the Arrangement have not been satisfied or waived, then, either the Corporation or Pan-Ocean Energy may be able to terminate the Arrangement Agreement and not proceed with the completion of the Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated any time prior to the filing of the final order of the Royal Court of Jersey with the registrar in Jersey or by mutual written agreement of Pan-Ocean Energy and Addax Petroleum.

Addax Petroleum may terminate the Arrangement Agreement at any time prior to date the final order of the Royal Court of Jersey is filed with the registrar in Jersey if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the Pan-Ocean Energy shareholders in accordance with the terms of the interim order of the Royal Court of Jersey on or before the October 31, 2006, or such later date as may be agreed to in writing by Pan-Ocean Energy and Addax Petroleum (the "**Outside Date**"); (c) the final order of the Royal Court of Jersey has not been granted in form and substance satisfactory to Addax Petroleum, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (d) the Arrangement has not become effective on or before the Outside Date; (e) the Non-Completion Fee (as defined below) is payable by Pan-Ocean Energy; (f) the Board of Directors of Pan-Ocean Energy changes, withdraws, modifies or supersedes its recommendation to Pan-Ocean Energy shareholders to vote in favour of the Arrangement and related resolutions; (g) a material adverse effect has occurred with respect to Pan-Ocean Energy; (h) a condition precedent in favour or for the benefit of Addax Petroleum is not satisfied in accordance with the Arrangement Agreement by the time specified for satisfaction thereof or the Outside Date (as the case may be); (i) Pan-Ocean Energy is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that would have a material adverse effect on Pan-Ocean Energy or on the ability of Pan-Ocean Energy and Addax Petroleum to consummate the transactions contemplated by the Arrangement Agreement and Pan-Ocean Energy fails to cure such breach within seven days after receipt of written notice thereof from Addax Petroleum (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (j) upon any other circumstances that gives rise to a right of termination of the Arrangement Agreement by Addax.

Pan-Ocean Energy may terminate the Arrangement Agreement upon written notice to Addax Petroleum if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the shareholders of Pan-Ocean Energy in accordance with the terms of the interim order of the Royal Court of Jersey on or before the Outside

Date; (c) the Final Order is not granted in form and substance satisfactory to Pan-Ocean Energy, acting reasonably, on or prior to the Outside Date or, if granted, has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (d) the Arrangement does not become effective on or before the Outside Date; (e) the Non-Completion Fee is paid by Pan-Ocean Energy; (f) Addax Petroleum is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that materially adversely affects the ability of Addax Petroleum and Pan-Ocean Energy to consummate the transactions contemplated by the Arrangement Agreement and Addax Petroleum fails to cure such breach within seven days after receipt of written notice thereof; or (g) upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by Pan-Ocean Energy.

The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making an offer to Pan-Ocean Energy that is superior to the terms of the Arrangement or, provided Pan-Ocean Energy complies with the terms of the Arrangement Agreement, preclude the Pan-Ocean Energy board of directors from considering and acting on such superior offer. In such circumstances, and in certain other circumstances, Pan-Ocean Energy is required to pay to Addax Petroleum a one time fee of CDN$45 million (the "**Non-Completion Fee**") and potentially an expense reimbursement up to CDN$5 million. In the event that Pan-Ocean Energy receives a superior offer, Addax Petroleum has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement in order to match the superior offer.

ADDAX PETROLEUM

Addax Petroleum was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series. Pursuant to a share transfer agreement among the Corporation, AOG and Addax Mining Holdings B.V. dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration in Africa and the Middle East.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400, 350-7th Avenue S.W. Calgary, Alberta T2P 5N9. The chart below shows the inter-corporate relationships among Addax Petroleum and its material subsidiaries.



Addax Petroleum Corporation (Canada)
Addax Petroleum NV (Curacao)
Addax Petroleum Services Ltd. (Isle of Man)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
Addax Petroleum JDZ4 Ltd (Nigeria)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum Exploration (Nigeria) Ltd (Nigeria)
Addax Petroleum Gabon Ltd (Isle of Man)
Addax Petroleum Cameroon Ltd. (Isle of Man)
Addax Petroleum Resources Nigeria Ltd (Nigeria)
Addax Energy Nigeria Ltd. (Nigeria)

Upon completion of the Acquisition, PanAfrican and Pan-Ocean UK will be direct wholly owned subsidiaries of Addax Petroleum Overseas Ltd.

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise,

combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts and a 40 per cent interest in a Joint Venture Agreement covering the following five Addax Petroleum operated properties:
    - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
    - OML124 is located onshore and produces light quality crude oil (36° API);
    - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API);
    - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90; and
    - Okwok is an offshore development property located in shallow water in OML67, adjacent to OML123.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.
- In the Joint Development Zone, Addax Petroleum has recently established a prominent equity position which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator of Block 2.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji for an interest in a Production Sharing Contract in respect of the Taq Taq field. In May 2006, the Corporation announced that it commenced drilling activities with Genel Enerji in their first jointly operated well in the Taq Taq license area.


OML124
CAMEROON
NGOSSO
OML123
OKWOK
OPL225
OPL90
2
3
4
JDZ
EQUATORIAL GUINEA
KIARSSENY
GABON
TAQ TAQ

The following table summarizes the production, development, exploration and new ventures properties of the Corporation.

Properties and New Ventures Summary Table

				Average Oil Production		Gross Oil Reserves[2][3]		
Country/Region	**License**	**Area[1][2]**	**Addax Petroleum's Interest**	**3 Months Ended March 31, 2006**	**2005**	**Proved**	**Proved Plus Probable**	**Proved Plus Probable Plus Possible**
		(acres)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	100	50,350	47,120	74.9	143.9	194.3
	OML124[4]	74,100	100	3,370	3,490	9.7	12.8	28.1
	OPL90	85,300	100	26,660	14,670	24.0	40.0	56.3
	OPL225	241,900	100	—	—	—	—	—
	Okwok	9,000	40	—	—	—	—	—
JDZ	Block 4	81,100	38.3	—	—	—	—	—
	Block 3	24,700	15.0	—	—	—	—	—
	Block 2	24,500	14.3	—	—	—	—	—
Cameroon	Ngosso	70,300	60	—	—	—	—	—
Gabon	Kiarsseny	571,600	42.5	—	—	—	—	—
Kurdistan	Taq Taq[4]	50,700	30	—	—	—	—	—
Total		**1,323,900**		**80,380**	**65,280**	**108.6**	**196.7**	**278.7**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

(3) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(4) Onshore properties.

Recent Developments

The following is a summary of the significant recent developments in the business and operations of Addax Petroleum, in addition to the proposed acquisition of the Acquired Business. Additional details regarding these recent developments can be found within the description of each property.

In March 2006, Addax Petroleum entered into three Production Sharing Contracts with the Joint Development Authority for three blocks in the Joint Development Zone. The three blocks awarded were JDZ Block 4 (Addax Petroleum's participating interest of 38.3 per cent and operator), JDZ Block 3 (15.0 per cent participating interest with Anadarko as operator) and JDZ Block 2 (14.3 per cent participating interest with Sinopec as operator).

In May 2006, Addax Petroleum and Genel Enerji commenced drilling activities in the first jointly operated well in the Taq Taq License Area in the Kurdistan Region of Iraq. The commencement of drilling activities followed a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure. The well now being spudded is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent participating interest in the Okwok Property in license area OML67 following the receipt of necessary government approvals. Under the Joint Venture Agreement between Oriental Energy and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum will conduct operations at the Okwok Property in its capacity as technical advisor. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells commencing in July 2006 to confirm the commercial potential of the field. A successful appraisal program by Oriental Energy and Addax Petroleum will be followed by field development operations. First commercial oil production from the Okwok Property could commence as early as 2008.

Development and exploration activities on the Corporation's Nigeria properties is continuing at a rapid pace in 2006. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The capital expenditure program for the first three months of 2006 totalled $245.5 million and was comprised of development expenditure of $148.3 million, license acquisition expenditures of $66.0 million and exploration expenditures of $31.2 million. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or the PanAfrican assets).

Properties And New Ventures Description

Addax Petroleum's principal oil and gas properties and new venture opportunities are in the West African countries of Nigeria, Cameroon and Gabon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

Nigeria

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123). OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum is conducting operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $894 million in 2006, including $35 million of acquisition costs for the Okwok Property.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering

OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria.



BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
Producing Property
Exploration Property
New Venture Opportunity

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first three months of 2006, OML123 produced an average of 50,350 bbls/d of oil. Oil gravity ranges between 19° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OML123 to be 74.9 mmbbls and gross proved plus probable reserves to be 143.9 mmbbls. The Corporation expects production from OML123 to average approximately 53 mbbls/d in 2006 and 55 mbbls/d in 2007.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains nine producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo, Ukpam and Adanga North) and one undeveloped oil field (Kita North). There are also five unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West and Ebughu NE-A), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $443 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Average Oil Production		Gross Oil Reserves[(1)(2)]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	bbls/d	*bbls/d*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Adanga	20,810	22,350	23.6	25.2	13.8
Ebughu (and extensions)	13,810	15,590	17.4	4.3	9.2
Oron West and North Oron	13,570	7,420	24.6	23.2	0.2
Adanga North	560	–	–	11.0	12.0
Other Producing Fields	1,600	1,760	2.3	3.2	11.7
Kita North	–	–	7.0	2.2	3.5
Total	**50,350**	**47,120**	**74.9**	**69.0**	**50.4**

Notes:

(1) Proved and probable reserves as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. The Corporation is in the process of replacing the Knock Taggart with the Knock Adoon FPSO in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods with strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 130 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2008. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to an LPG FPSO, a floating central gas processing liquids storage unit comprised of LPG and condensates extraction and compression facilities and a gas delivery pipeline to the town of Calabar. The LPG FPSO is expected to produce initially approximately 150 t/d of propane, 100 t/d of butane and 1 mbbls/d of condensate. The floating central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field and will be leased. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC except for the gas delivery pipeline which will

be built and financed by the Nigerian government. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first three months of 2006, Adanga produced an average of 20,810 bbls/d of oil with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.6 mmbbls and gross proved plus probable reserves to be 48.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the OML 123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. The capital expenditure budget for 2006 includes the purchase of the TPU and refurbishing both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first three months of 2006, Ebughu produced an average of 13,810 bbls/d of oil with an average watercut of 45 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 17.4 mmbbls and gross proved plus probable reserves to be 21.7 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north eastern extensions.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first three months of 2006, Oron West and North Oron produced an average of 13,570 bbls/d with an average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.4 and 9.2 mmbbls, respectively, and gross proved plus probable reserves to be 29.1 and 18.7 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells were drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In the second half of 2006, a second wellhead platform has been installed near the

existing platform from which a further four wells were planned for the second half of 2006 comprising two horizontal production wells drilled in North Oron and one appraisal and one horizontal production well to be drilled in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. For the first three months of 2006, Aganga North produced an average of 560 bbls/d from an extended well test. Oil gravity is 19° API. As at December 31, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In the second half of 2006, the Corporation is carrying out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test was drilled in the first quarter of 2006. The Corporation plans to develop the field as a satellite to the Adanga Platform with full production expected in 2007.

Other Producing Fields (Akam, Bogi, Mimbo and Ukpam)

The Akam, Bogi, Mimbo and Ukpam fields were discovered in and have been producing since the 1980s. For the first three months of 2006, combined producing from these fields averaged of 1,600 bbls/d of oil from eight deviated and horizontal wells. Oil gravity ranges between 20 and 45° API. As at December 31, 2005, NSAI estimates gross proved reserves for these fields to be 2.3 mmbbls and gross proved plus probable reserves to be 5.5 mmbbls.

The Akam, Bogi, Mimbo and Ukpam fields are located in 10 to 40 m water depth and cover a combined area of approximately 2,090 acres (8.6 km^2). The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007, with further drilling plans contingent on the outcome of this well. No further drilling activity or significant capital expenditures are planned for the remaining three fields.

Kita North

The Kita North field was discovered in 2005 and further appraisal and development plans are in progress. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at December 31, 2005, NSAI estimates gross proved reserves for Kita North to be 7.0 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $443 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock

Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 53 mbbls/d in 2006. Addax Petroleum believes the prospective oil resources in OML123 provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $136 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $68 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $68 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. The balance of the total initial investment of $68 million is related to non associated gas production facilities, The Corporation is currently negotiating a gas sales price with NNPC.

<u>OML124</u>

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. Oil gravity ranges between 29° and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at December 31, 2005, NSAI estimates gross proved reserves for OML124 to be 9.7 mmbbls and gross proved plus probable reserves to be 12.8 mmbbls. The Corporation expects production from OML124 to average approximately 4 mbbls/d in 2006 and 5 mbbls/d in 2007.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $24 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Average Oil Production		Gross Oil Reserves(1)		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	(bbls/d)	*(bbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Izombe	1,730	1,750	5.7	1.9	10.0
Ossu	1,640	1,740	4.0	1.2	5.3
Total	**3,370**	**3,490**	**9.7**	**3.1**	**15.3**

Notes:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an

export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility and an export terminal. The Corporation is completing detailed design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, 75 t/d of butane and 1 mbbls/d of condensate and approximately 35 mmcf/d of residue lean gas. The liquids products will be trucked and the residue lean gas will be sold to a local power generation plant. The Corporation expects that the condensate would be blended with oil at the Izombe Flow Station for export. Depending on prices butane and some blended propane would either be marketed locally or exported. The Corporation is negotiating a gas sales contract with NNPC.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first three months of 2006, Izombe produced an average of 1,730 bbls/d with an average watercut of 87 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.7 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. In 2006, the Corporation plans to drill an oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first three months of 2006, Ossu produced an average of 1,640 bbls/d with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.0 mmbbls and gross proved plus probable reserves to be 5.2 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. The Corporation plans to drill two production wells and work over two existing oil production wells in the Ossu field in 2006.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2007, which will be the first exploration well to be drilled by the Corporation in OML124.

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $24 million for 2006. In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $110 million of which $50 million would be incurred by Addax Petroleum to supply feed gas and $60 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the Izombe LPG plant and the export terminal. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the export terminal and the Corporation would hold the remaining 40 per cent interest. The LPG plant would be constructed and initially operated by Addax Petroleum and the export terminal would be operated by a third party. The Corporation intends to make a final investment decision regarding the LPG project in the third quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2008. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $25 million is expected to be spent by the Corporation in 2006 with the balance of $49 million to be spent in 2007. Of the Corporation's capital expenditure, the $50 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth with production from OPL90 commencing in March 2005. In the first six months of 2005, OPL90 produced an average of 26,660 bbls/d of oil. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OPL90 to be 24.0 mmbbls and gross proved plus probable reserves to be 40.0 mmbbls. The Corporation expects production from OPL90 and OPL225 to average approximately 28 mbbls/d in 2006 and 41 mbbls/d in 2007.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and four exploration prospects. OPL225 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Total capital expenditures for OPL90 and OPL225 are budgeted to be $304 million in 2006.

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225.

	Average Oil Production		Gross Oil Reserves(1)		
Field	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	23,220	11,810	17.2	13.0	7.0
Nda	3,440	2,860	6.8	3.1	9.3
Total	**26,660**	**14,670**	**24.0**	**16.0**	**16.3**

Note:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. The associated gas would be sold to this operator. Construction of the gas gathering pipeline is expected to take place in 2007 or 2008. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the first three months of 2006, the Okwori field produced an average of 23,220 bbls/d of oil with an average watercut of 4 per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Okwori field to be 17.2 mmbbls and gross proved plus probable reserves to be 30.2 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. As of the end of June 2006, eight production wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. For the first three months of 2006, the Nda field produced an average of 3,440 bbls/d of oil with no watercut. As at December 31, 2005, based on the Nda-1 well results, NSAI estimates gross proved reserves for the Nda field to be 6.8 mmbbls and gross proved plus probable reserves to be 9.8 mmbbls.

In January 2006, Addax Petroleum finished drilling the second well in the Nda field ("**Nda-2**"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. Addax Petroleum expects that the January 2006 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the NSAI Reserve Report and therefore are not reflected in the NSAI Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

During 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation processed a 870 km^2 3D seismic survey during early 2006 and will look to identify further exploration drilling opportunities.

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $304 million in 2006. These expenditures are expected to increase production from approximately 15 mbbls/d in 2005 to approximately 28 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Additionally, the Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before mid 2008.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok Property and will conduct operations in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum has made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date and no reserves booked from the Okwok Property.

Production Facilities

Addax Petroleum believes that there are significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells with the GSF High Island IX drilling rig, commencing in July 2006, to confirm the commercial potential of the field. A successful appraisal program will be followed by field development operations.

Budgeted Capital Expenditures

The development of the Okwok Property commenced in 2006 and the Corporation's capital expenditures are budgeted to be $81 million in 2006, including the farm in fee of $35 million paid by Addax Petroleum to Oriental Energy. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property as early as 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements.

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	3 Months Ended March 31, 2006	Year Ended December 31, 2005	2004	2003
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	4.2	17.3	13.0	11.8
Brass River Blend	0.2	1.2	1.3	2.2
Okwori Blend	2.2	4.5	–	–
Dated Brent Crude Price ($/bbl)	61.75	54.38	38.22	28.84
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	57.14	50.71	36.56	27.49
Brass River Blend	62.81	54.82	39.37	29.10
Okwori Blend	63.56	60.23	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(4.90)	(3.84)	(1.88)	(1.27)
Brass River Blend	0.90	0.27	0.49	0.39
Okwori Blend	1.91	1.04	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that

the formal grant of OML123 and OML124 supersedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2).

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea. The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

JDZ Properties

During 2005 and 2006, Addax Petroleum built a prominent equity position in the JDZ which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Production Sharing Contacts for all three blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 and while Anadarko is the operator of Block 3 and Sinopec is the operator on Block 2.

A summary of the Corporation's holdings in this highly prospective region together with various payments and obligations is provided in the following table.

				Payments by Addax Petroleum			
Block	**Net Acres**	**Addax Petroleum's Participating Interest**	**Operator**	**Signature Bonuses**	**Acquisition Payments**	**Partner's Interest Carried by Addax Petroleum**	**Minimum Work Program to be Funded by Addax Petroleum**
	(acres)	(%)		($ million)	($ million)	(%)	($ million)
2	24,500	14.33	Sinopec	8.3	6.8	7.33	6.1
3	24,700	15.00	Anadarko	2.0	7.5	10.00	7.5
4	81,100	38.30	Addax Petroleum	28.4	28.0	17.70	29.7
Totals	**130,300**			**38.7**	**42.3**		**43.3**

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ

consortium. Addax Petroleum entered into a participating agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent participating interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, signed a PSC with the JDA. Further, in April 2006, Addax Petroleum increased its participating interest in Block 4 to 38.3 per cent by acquiring the 5 per cent participating interest held by Overt Ventures Ltd.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participating agreement with ERHC relating to Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent participating interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

Also in March 2006, the Corporation signed a PSC with the JDA and a participating agreement with ERHC relating to Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 14.33 per cent participation interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

Cameroon

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage. The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Government of Cameroon has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

Until recently, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso Property itself was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property by that date. The power transfer process was essentially completed in early 2006 which then allowed the Corporation to conduct a seismic acquisition program. In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and will perform a detailed evaluation of the seismic data over the balance of this year. Addax Petroleum intends to drill two commitment wells in the first half of 2007, subject to rig availability, based on the six prospects and leads identified to date.

On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension.

The Corporation's capital expenditures for Ngosso are budgeted to be $14 million in 2006, primarily for the 3D seismic acquisition program and related evaluation.

Gabon

Kiarsseny Property

In January 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny is budgeted to be $1 million in 2006.

Kurdistan Region of Iraq

Taq Taq Property

Overview

In July 2005, Addax Petroleum entered into the Genel Farm-in with Genel Enerji, a majority owned subsidiary of the Cukurova Holdings Group of Turkey, for a 30 per cent share of Genel Enerji's interest in the Taq Taq Production Sharing Agreement. The Taq Taq PSA provides Genel Enerji with the exclusive right to conduct petroleum operations in Taq Taq as contractor for the property. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The gross field area of Taq Taq is approximately 169,000 acres (680 km^2).

Genel Farm-in

Genel Enerji entered into the Taq Taq PSA with the Kurdistan Regional Government in January 2004. Under the Genel Farm-in, Genel Enerji has agreed to assign to Addax Petroleum a 30 per cent share of Genel Enerji's interest in the Taq Taq PSA. Under the terms of the Genel Farm-in Addax Petroleum is required to fund 100 per cent of an initial work program to a maximum aggregate cost of $74 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Taq Taq PSA, and after deduction of a total of $50 million pre-funded by way of work program contribution and loan. See "Risk Factors".

Taq Taq License Area

The Taq Taq License Area is in the Zagros basin where large, elongated anticlines dominate. The field was discovered in 1978 by the drilling of the first well, which was drilled to a depth of approximately 4,000 m. The well was drilled on the crest of the structure and is reported to have tested oil at rates of up to 5,000 bbls/d. Test results indicate the presence of a gross oil column in excess of 470 m. The Cretaceous reservoir contains a high quality, light crude oil with gravity in excess of 47° API. The second Taq Taq well, drilled in 1978 close to the first well, was a shallow well and tested oil at a reported rate of 1,000 bbls/d at a depth of approximately 600 metres, with oil of a medium gravity (24° API). A third well was drilled in 1980 two kilometres southwest of the original well to test the flank of the structure. Results from the third well were inconclusive as the well was suspended due to technical difficulties.

The active wells on the Taq Taq License Area are currently producing approximately 1,200 bbls/d of oil on an intermittent basis. Continuous production is not always possible because of the lack of oil transportation trucks. Current production treatment facilities consist of two vertical oil and gas separators in series for two-stage separation, feeding

into an atmospheric oil storage facility consisting of three horizontal tanks. The current method of delivery is via daily tanker truck to a local small-scale oil refinery and a cement factory. All current oil production is provided to the local government under the terms of the Taq Taq PSA.

The first phase of development of the Taq Taq License area commenced in late 2005 and in early 2006, Addax Petroleum and Genel Energy completed a 270 km 2D seismic acquisition campaign to define the extent of the Taq Taq structure. Addax Petroleum and Genel Enerji then commenced drilling activities in the first jointly operated well in the Taq Taq License Area in May 2006. This well is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations. This well is the first of a three well drilling program which Addax Petroleum and Genel Enerji commenced as part of the first phase of development and is in response to the urgent local energy requirements of the Kurdistan Region of Iraq and in fulfillment of a request from the regional authorities to expeditiously satisfy those needs. The objectives of the first phase of development are to establish and secure productive capacity of approximately 20 mbbls/d as well as collecting subsurface data to prepare for future full field development.

Based on initial mapping of the Taq Taq structure, Addax Petroleum's preliminary range estimate of oil in place is approximately 900 mmbbls to 3,500 mmbbls with an expected target of 2,100 mmbbls. The completion of the three well drilling program in the first development phase is anticipated to confirm the commercial potential of the Taq Taq License Area. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq License Area would require the construction of a pipeline for the export of oil production. Addax Petroleum and Genel Enerji, together with the Kurdistan Regional Government, are currently studying a proposed 255 km pipeline through the Kurdistan Region of Iraq which would permit the export of oil to Silopi in Turkey, for delivery to Ceyhan on the Mediterranean coast of Turkey. The proposed export pipeline would be subject to negotiation between Addax Petroleum and Genel Enerji and the Kurdistan Regional Government.

Capital expenditures for the Taq Taq Property are budgeted to be $51 million in 2006. Under the terms of the Genel Farm-in, Addax Petroleum will fund all initial phase expenditures up to a maximum of $74 million.

2006 Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2006.

	2006 ($ Millions)				
Existing Reserves/Licenses (Oil)	**Drilling**	**Development Facilities & Other**	**Total Development & Drilling**	**Exploration & Other**	**Total**
OML 123	$120	$292	$412	$31	$443
OPL 90	$141	$100	$241	$63	$304
OML124	$18	$6	$24	-	$24
Total Existing Reserves/Licenses	$279	$398	$677	$94	$771
Prospective Resources					
JDZ ($81 million acquisition costs)	-	-	-	$104	$104
Cameroon	-	-	-	$14	$14
Gabon	-	-	-	$1	$1
Total Prospective Resources	-	-	-	$119	$119
Contingent Resources					
Nigeria Gas	-	-	-	$42	$42
Taq Taq	-	-	-	$51	$51
Okwok ($35 million acquisition costs)	-	-	-	$81	$81
Total Contingent Resources	-	-	-	$174	$174
Addax Petroleum Total	$279	$398	$677	$387	$1,064

Other New Venture Opportunities

Addax Petroleum has exploration properties in Cameroon and Gabon, and may also pursue other opportunities as they arise in West African countries such as Guinea, Angola, Congo, Chad and Cote d'Ivoire, North African countries such as Algeria, Libya and Middle East countries such as Egypt, Iraq and Iran.

Fiscal Terms - Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs



Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
NNPC
Addax Petroleum
Capital Cost Oil
Profit Oil

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbls/d)					
Water Depth	**<2,000**	**2,000-5,000**	**5,000-10,000**	**10,000-15,000**	**15,000-25,000**	**>25,000**
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore..................	5.0	7.5	15.0	20.0	20.0	20.0
<100........................	2.5	2.5	7.5	12.5	18.5	18.5
100-200..................	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	30	70
40 and <75	45	55
75 and <100	55	45
100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	20	80
40 and <75	35	65
75 and <100	45	55
100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	**Years 2 to 5**	**Year 1**	**Years 2 to 5**
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**

	Without Capital Expenditure		With Capital Expenditure	
	Year 1	Years 2 to 5	Year 1	Years 2 to 5
Oil Allocation of Total PSC Revenue:				
Cost Oil	20.0	20.0	40.0	40.0
Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
Royalty Oil	10.0	10.0	10.0	10.0
Tax Oil	99.6	99.6	61.8	87.6
Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
NDDC levy and education tax	4.0	4.0	6.9	4.0
Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend.

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

≤2 (%)	2-5 (%)	5-10 (%)	10-15 (%)	15-25 (%)	25 (%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

FINANCING OF THE ACQUISITION

Addax Petroleum intends to finance the CDN$1.605 billion cash purchase price of the Acquisition, the net debt of approximately CDN$30 million to be assumed under the Acquisition and the fees and expenses related to the Acquisition, estimated to be CDN$•, for a total of approximately CDN$• through a combination of all or some of (i) the net proceeds of this offering; (ii) cash from treasury (as at March 31, 2006, Addax Petroleum had cash on hand and short term investments totalling $249 million); (iii) draw downs under the $1.0 billion Revolving Credit Facility; and (iv) if required, a draw down under the $450 million Term Credit Facility.

Acquisition Facility

For the purposes of financing the Acquisition, Addax Petroleum obtained commitments from certain Canadian chartered and non-Canadian chartered banks (collectively the "**Lenders**"), for a senior secured acquisition facility (the "**Acquisition Facility**") consisting of: (i) a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition (the "**Revolving Credit Facility**"); and (ii) a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the purchase price payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition (the "**Term Credit Facility**").

The proceeds of the Acquisition Facility are to be used to fund in part the purchase price under the Acquisition, pre-pay in full all existing debt facilities of Addax Petroleum (on a consolidated basis after giving effect to the Acquisition) and for ongoing operating and working capital requirements and other general corporate purposes. Addax Petroleum intends to terminate the Credit Facility upon entering into definitive documentation with respect to the Acquisition Facility. In the event Addax Petroleum draws down on the Term Credit Facility it will be required to use its commercially reasonable efforts to issue debt and/or equity securities in order to generate sufficient proceeds to refinance (in whole) the amount outstanding under the Term Credit Facility and the Lenders will have the ability at any time from and after 135 days after the closing date of the Acquisition to cause Addax Petroleum to issue debt or equity securities on terms and conditions satisfactory to the Lenders in order to refinance (in whole) the amount outstanding under the Term Credit Facility.

The funding of the Acquisition Facility is subject to customary conditions and the execution of definitive documentation. Conditions to drawdown are expected to contain standard provisions, as well as a requirement that Addax Petroleum shall have a maximum ratio of total financial indebtedness to annualized consolidated earnings before interest, taxes, depreciation and amortization ("**EBITDA**"), a minimum ratio of EBITDA to total interest expense and a minimum current ratio.

Addax Petroleum anticipates that the definitive documentation for the Acquisition Facility will contain customary terms, conditions and covenants, including negative covenants with respect to incurring additional indebtedness and/or granting security or encumbrances over assets without the prior written consent of the Lenders. Addax Petroleum expects that the Acquisition Facility will contain restrictive covenants, which will limit the discretion of management with respect to certain business matters. These covenants are expected to place restrictions on, among other things, the ability of Addax Petroleum to incur financial indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. It is expected that the Acquisition Facility will be secured by a conventional security charging the material property and assets of Addax Petroleum. It is anticipated that APNV, Addax Petroleum Overseas Ltd., PanAfrican and, if Addax Petroleum uses a special purpose company to effect the Acquisition and to borrow funds under the Acquisition Facility, such special purpose company will be required to provide performance, payment and indemnity guarantees to the Lenders.

Addax Petroleum expects that it will be required to make certain mandatory repayments on any amounts drawn under the Acquisition Facility, including prepayment of any net proceeds from (a) any permitted asset disposals, (b) any insurance proceeds assigned to the Lenders in the event such proceeds are not committed for use to repair or replace assets, (c) any amount to be paid pursuant to a claim under the Arrangement Agreement or in respect of a due diligence report and (d) the Permanent Financing (defined below). It is the intention of Addax Petroleum and the Lenders that the Acquisition Facility will be refinanced by a permanent financing which may involve any combination of (i) senior secured bank financing, (ii) issuance(s) of straight or convertible bonds, notes or other debt and (iii) further issuances of equity (collectively a "**Permanent Financing**"). See "Risk Factors — Risks Related to the Acquisition".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum as at March 31, 2006, and as at March 31, 2006 after giving effect to the Offering and the Acquisition.

	Authorized	Outstanding as at March 31, 2006	Outstanding as at March 31, 2006, After Giving Effect to the Offering and the Acquisition(3)(4)(5)(6)
Debt(1)			
Short term debt	–	$0	$ •
Long term debt	–	$0	$• million(4)(5)
Total debt	–	$0	$• million(4)(5)
Share Capital(2)(5)			
Common Shares	Unlimited	$391 million (140,100,100 shares)	$• (• shares) (4)
Preferred Shares	Unlimited	$0 (nil shares)	$0 (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks, Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) The net proceeds to the Corporation from the offering of Subscription Receipts are estimated to be $• based on the issuance of • Subscription Receipts for aggregate gross proceeds of $• less the Underwriters' fee of $• and expenses of the offering estimated to be $•. The net proceeds, gross proceeds, Underwriters' fee and expenses have been converted into U.S. dollars based on an exchange rate of CDN$1 equals $•. Assumes no exercise of the Over-Allotment Option.

(4) Assumes that the Acquisition has been completed and that the • Subscription Receipts have been converted into • Common Shares.

(5) See "Financing of the Acquisition".

(6) Assumes that $• will be drawn under the Revolving Credit Facility, $• will be drawn down under the Term Credit Facility and CDN$30 million ($• million) of net debt will be assumed by Addax Petroleum under the Acquisition and immediately repaid.

DIVIDENDS

Addax Petroleum intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility and under the Acquisition Facility on the ability of Addax Petroleum and/or APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum intends to pay its first quarterly dividend for the quarter ending June 30, 2006. Holders of Subscription Receipts will be entitled to a Special Payment per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Subscription Receipts hereunder are estimated to be CDN$• (CDN$• if the Over-Allotment Option is exercised in full) after deducting the fee payable to the Underwriters and the estimated expenses of the offering. The net proceeds will be used to fund a portion of the purchase price of the Acquisition.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Subscription Receipt Agreement governing the terms of the Subscription Receipts.

The Subscription Receipts will be issued at the closing of the offering pursuant to the Subscription Receipt Agreement. Subscription Receipts will be represented by a global certificate issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-entry only system and will be deposited with CDS on the date of the closing of the Offering. A holder of a Subscription Receipt will not be entitled to a certificate evidencing that person's interest in or ownership of a Subscription Receipt, and will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that the Subscription Receipts have been issued. The Escrowed Funds will be delivered to and held by the Escrow Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, the Escrowed Funds and any interest earned thereon, less any amount required to pay any Special Payment (as defined below), will be released to the Corporation concurrently with the closing of the Acquisition and holders of Subscription Receipts will receive, without payment of additional consideration or further action, one Common Share for each Subscription Receipt held on the Acquisition closing date, together with the Special Payment, if any. Common Shares issued upon exchange of the Subscription Receipts will be represented by a global certificate issued in registered form to CDS or its nominee under the book-entry only system and will be deposited with CDS. No holder of a Common Share will be entitled to a certificate evidencing that person's interest in or ownership of a Common Share, and a holder of Subscription Receipts will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that Common Shares have been issued.

Forthwith upon closing of the Acquisition, the Corporation will execute and deliver to the Escrow Agent a notice thereof, and will issue and deliver the Common Shares to the Escrow Agent. Contemporaneously with the delivery of such notice, the Corporation will issue a press release specifying that the Common Shares have been issued.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the Arrangement Agreement is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and Special Payment (if any) paid upon the completion of the Acquisition.

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006 and holders of Subscription Receipts become entitled to receive Common Shares pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts on the Acquisition closing date will also be entitled to receive an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash distributions of the Corporation for which record dates have occurred during the period from the closing date of the Offering to the date immediately preceding the date Common Shares become issuable pursuant to the Subscription Receipts. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount (the "**Adjustment Amount**") of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount as a purchase price adjustment. If holders of Subscription Receipts become entitled to receive Common Shares, the Escrow Agent and the Corporation will pay the Special Payment to holders on the later of the third business day after the Acquisition closing date and the date the corresponding distribution is paid to shareholders.

Holders of Subscription Receipts will not have any voting or pre-emptive rights or other rights as shareholders and will not be entitled to receive any Special Payment in respect of such Subscription Receipts prior to the conversion of the Subscription Receipts into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. The Subscription Receipt Agreement contains certain customary anti-dilution provisions.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under this offering will have a contractual right of rescission following the issuance of Common Shares to such purchasers upon the conversion of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation provided such remedy for rescission is exercised within 180 days of closing of this offering.

From time to time while the Subscription Receipts are outstanding, the Corporation, the Underwriters and the Escrow Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement will provide for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of a resolution approved by more than 66⅔% of the votes cast in person or by proxy by Subscription Receipt holders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell to the Underwriters • Subscription Receipts, and the Underwriters have severally agreed to purchase such Subscription Receipts at a price of CDN$• per Subscription Receipt, on •, 2006 or such other date on or prior to •, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment by the Underwriters to the Corporation on closing of CDN$• per Subscription Receipt. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of CDN$• per Subscription Receipt for Subscription Receipts issued and sold by the Corporation, for an aggregate fee payable by the Corporation to the Underwriters of CDN$•, in consideration for their services in connection with the offering. The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount paid upon closing of this offering. The terms of the offering were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the offering price of CDN$• per Subscription Receipt, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering. This prospectus qualifies for distribution the issue of the Over-Allotment Option and any Subscription Receipts and Common Shares (as the case may be) that are issued pursuant to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Corporation (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. The fee payable to the Underwriters pursuant to the exercise of the Over-Allotment Option will be paid as to 50% on closing of the Over-Allotment Option and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the exercise of the Over-Allotment Option will be reduced to the amount paid upon closing of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Corporation has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The directors and senior officers of Addax Petroleum have agreed they will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be

unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following closing of this offering.

Addax Petroleum has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale any Common Shares (or any securities giving the right to acquire Common Shares), other than the issuance of Common Shares pursuant to the exercise of the Over-Allotment Option or conversion of Subscription Receipts, or agree to or announce the intention to do so at any time prior to the date which is 90 days following closing of this offering.

The Corporation has applied to list the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts on the TSX. Listing will be subject to Corporation fulfilling all of the listing requirements of the TSX.

The Subscription Receipts offered hereby and the Common Shares issuable pursuant to the Subscription Receipts have not been and will not be registered under the *United States Securities Act of 1933*, as amended and, subject to certain exceptions, may not be offered or sold within the United States. Each of the Underwriters has agreed that it will not, subject to certain exceptions, offer, sell or deliver Subscription Receipts within the United States.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the Corporation under the Term Credit Facility, which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility, which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition.

As at July 31, 2006, no amounts were owing to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Subscription Receipts and the determination of the terms of the distribution were made solely through negotiations among the Corporation and the Underwriters. None of the lenders under the Credit Facility or the Term Credit Facility had any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. will receive their respective share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum , to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred

Shares are entitled to preferences over Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

TRADING HISTORY

The outstanding Common Shares are traded on the TSX under the trading symbol "AXC". The following table sets forth the closing price range and trading volume for the periods indicated as reported by the TSX.

Period	High (CDN$)	Low (CDN$)	Volume
February 8 - February 28, 2006	23.00	19.50	11,555,730
March 1 - March 31, 2006	28.30	23.71	3,211,200
April 3 - April 28, 2006	31.00	28.23	3,829,423
May 1 - May 31, 2006	29.82	25.75	4,207,449
June 1 - June 30, 2006	28.85	24.19	2,042,417
July 1 – July 28, 2006	29.85	26.25	1,599,794

On July 28, 2006, the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.30.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel for the Corporation, and Fraser Milner Casgrain LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts pursuant to this offering and Common Shares in exchange for Subscription Receipts and who, for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of the Corporation and the Underwriters (a "**Holder**").

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "**Regulations**"), and counsel's understanding, based on publicly available published materials, of the current administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative or assessing practice or policy whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to Holders who at all relevant times are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "**Resident Holder**"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares and all other "Canadian securities," as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of the Subscription Receipts. This summary is not applicable to a purchaser that is a "financial institution", as defined in the Tax Act, for purposes of certain rules applicable to securities held by financial institutions, "specified financial institutions," as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

If a Special Payment is received by a Resident Holder in respect of a Subscription Receipt, the portion thereof that is interest from the Escrowed Funds will be required to be included in computing such Resident Holder's income.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of Common Shares pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years subject to and in accordance with the provisions of the Tax Act.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include the amount paid by the Resident Holder for the Subscription Receipt. Where a Special Payment is paid in respect of a Subscription Receipt, any portion thereof that is an Adjustment Amount will be treated as a reduction of the amount paid for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by a Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. If Proposed Amendments are enacted as proposed, such dividend should qualify as an "eligible dividend." Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay under Part IV of the Tax Act a refundable tax of $33^{1/3}$% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The taxation of capital gains and losses is described above under "Disposition of Subscription Receipts". The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional $6^{2/3}$% refundable tax on certain investment income, including taxable capital gains and interest.

Non-Residents of Canada

The following portion of the summary applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Subscription Receipts or Common Shares in a business carried on in Canada (a "**Non-resident Holder**"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders or if a Special Payment is made to the Holders, a Non-resident Holder may be subject to Canadian withholding tax under the Tax Act on amounts of interest paid or credited to the Non-resident Holder. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share, unless the Subscription Receipt or Common Share, as the case may be, constitutes "taxable Canadian property" of the Non-resident Holder. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the relevant time, the Subscription Receipts and Common Shares, as the case may be, will not constitute "taxable Canadian property" to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of shares of the Corporation at any time within the sixty-month period that ends at the particular time. Non-resident Holders for whom Subscription Receipts or Common Shares may constitute taxable Canadian property should consult their own tax advisors.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 110,000,100 Common Shares representing approximately 78.5 per cent of the 140,100,100 issued and outstanding Common Shares.

In May 2006 AOG held an extraordinary meeting of its shareholders and proposed a reorganization of AOG (the "**Reorganization**") that provided AOG shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. AOG shareholders agreed to exchange AOG shares for approximately 45 million Common Shares. Such Common Shares will be transferred in equal installments over a five month period commencing in August 2006. AOG shareholders entitled to approximately 70% of these shares (representing approximately 31.5 million Common Shares) have agreed to defer delivery of any Common Shares pursuant to the Reorganization for a period of 90 days after the closing of this offering.

Following the Reorganization (but not taking into account any Common Shares issued pursuant to the offering) the shareholding percentage of AOG in the Corporation will be reduced to approximately 45% (or to approximately 65 million Common Shares). AOG has agreed not to offer or sell any Common Shares (or issue, offer or sell any securities giving the right to acquire Common Shares) without the prior consent of RBC Dominion Securities Inc., Merrill Lynch

Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, or agree to or announce the intention to do so at any time prior to the date which is 90 days after the closing of this offering.

RISK FACTORS

An investment in the securities of the Corporation involves a high degree of risk. An investor should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference into this short form prospectus including the *pro forma* consolidated financial statements set forth in Appendix "A" before purchasing any of the Subscription Receipts hereunder. In addition to historical information, the information in this short form prospectus contains "forward looking" statements about the Corporation's future business and performance. See "Reader Advisory Regarding Forward Looking Statements." The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this short form prospectus. Risk factors relating to the Corporation's business assume the Arrangement is completed and include risks related to the Acquired Business. Accordingly, references to the "Corporation" under this "Risk Factors" section of the prospectus shall include and be deemed to include a reference to the Acquired Business, unless the context requires otherwise. The risks below address the material factors that management believes may affect, among other things, the Corporation's future operating results and financial performance.

Risks Relating to the Acquisition

The Arrangement may not be consummated or may not be consummated in accordance with its terms

The Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement by a requisite number of votes cast by holders of Class A Shares and Class B Shares of Pan-Ocean Energy, each voting as a separate class, the approval of the Royal Court of Jersey, and majority of the minority approval of each class. If the conditions to the Arrangement are not satisfied on or before October 31, 2006 or such later date as may be agreed by the Corporation and Pan-Ocean Energy, the Arrangement Agreement will be terminated, in which case the Arrangement will not be completed. Neither the Corporation nor Pan-Ocean Energy are obligated to extend the period for the satisfaction or waiver of the conditions to the Arrangement beyond October 31, 2006.

Should the Arrangement not be completed, the Corporation would not realize the anticipated benefits of the Arrangement including the additional growth opportunities provided by the Acquired Business. An investor should recognize that the conditions to the Arrangement may not be satisfied and the Arrangement may not be completed. In addition, the Corporation may be required to increase the consideration offered in the event it determines to exercise the right to match in accordance with the terms of the Arrangement Agreement, and this may increase the indebtedness of the Corporation and may also reduce its available cash flow.

The Corporation may not realize the anticipated benefits of the Acquisition.

The Corporation may not be able to realize the anticipated benefits of the Acquisition which could negatively impact, among other things, the growth opportunities by the Corporation and the market price of the Common Shares. The operations of the Corporation and PanAfrican may not be integrated in an efficient or effective manner and the integration of PanAfrican and the Corporation will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and costs.

There may be undisclosed liabilities associated with the Acquisition.

In connection with the Acquisition, there may be liabilities or deficiencies associated with PanAfrican, PanOcean UK and/or their assets, including environmental or tax liabilities that Addax Petroleum has not identified in its due diligence or was unable to quantify in its due diligence conducted in respect of the Acquisition. Under the Arrangement Agreement, Addax Petroleum is not indemnified for these liabilities or deficiencies. Any such material liabilities or deficiencies could have a material adverse affect on the Corporation's business, financial condition (financial or otherwise) or future prospects.

There is currently no Market for Subscription Receipts.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this short form prospectus.

The Corporation's indebtedness could adversely affect its ability to operate its business.

Addax Petroleum will incur and assume additional debt obligations in connection with the Acquisition, with a significant portion of the purchase price being funded through the Acquisition Facility. As a result, the Corporation will have significant debt service obligations which may limit its flexibility to, and may impose significant restrictions on, the Corporation's operations and business. The Corporation's indebtedness and the terms of its existing or future credit

agreements or other instruments governing its indebtedness also could make it more difficult for the Corporation to satisfy its other debt covenants and debt service, lease payment and contractual and other obligations. The Corporation's indebtedness also may increase its vulnerability to general adverse economic and industry conditions and limit its ability to obtain additional financing, to fund existing projects and additional exploration or development projects or opportunities, working capital, capital expenditures or other general corporate requirements. The Corporation's debt service obligations will reduce the availability of cash flow from operations that the Corporation can use for other purposes and may limit flexibility in planning for, or reacting to, changes in the Corporation's business, the oil and gas industry or oil prices. These restrictions and limitations may place the Corporation at a disadvantage compared to competitors with relatively lower amounts of debt and could have a material and adverse impact on the Corporation and its financial performance.

The Acquisition Facility could adversely affect the Corporation and dilute shareholders.

The Acquisition Facility will need to be repaid or refinanced in a relatively short period of time and the Corporation may be required to raise additional capital to do so. This capital raising may involve additional issuances of equity or other securities which may have a dilutive effect on the existing shareholders of the Corporation and may also substantially decrease the market price of the Common Shares. The Acquisition Facility may restrict the Corporation from taking certain actions, including the ability to declare dividends, or may limit the amount of such dividends, and may limit the ability of the Corporation to pursue certain opportunities which may be beneficial or necessary for the growth and/or sustainability of its business. If the Corporation is unable to repay or refinance the Acquisition Facility as required or is in default under the Acquisition Facility, this may have a material and adverse effect on the Corporation and its financial performance.

Risks Related to the Business of the Corporation

There are numerous risks relating to the nature of the Corporation's Business.

There are numerous factors which may affect the success of the Corporation's business which are beyond its control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain countries have exposed it to risks which may not exist for operations in North America such as political and currency risks and the Corporation may be exposed to additional risks in the future.

This business of the Corporation is subject to operating hazards and uninsured risks.

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The offshore drilling conducted by the Corporation over seas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Oil and gas operations and production are subject to numerous risks.

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and

proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

There is no guarantee that the Corporation has or will continue to have good title to its properties.

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

PanAfrican is in the process of constructing an export pipeline to ease production constraints from its Tsiengui property. The failure to complete the pipeline on time, or at all, could have a significant effect on the Corporation's aggregate production.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. the Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent

estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc and on completion of the Acquisition, the CFA Franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria and, upon completion of the Acquisition, Gabon. It is also currently pursuing exploration and development activities in Cameroon and the Kurdistan

Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria, Gabon and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The legislative framework of the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in the Kurdistan Region of Iraq.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the *Iran and Libya Sanctions Act* ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to

sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

As of the date of this prospectus, AOG owns 110,000,100 Common Shares and controls approximately 78.5 per cent of the aggregate voting shares of the Corporation prior to giving effect to this offering and prior to giving effect to the Reorganization which allows AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. After giving effect to the Reorganization but prior to giving effect to the offering, it is likely that AOG will have sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the Reorganization, AOG shareholders have agreed to defer delivery of any of the approximately 45 million Common Shares to be delivered pursuant to the Reorganization to them for a period of 90 days after the closing of this offering. In addition, AOG has agreed not to sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days after the closing of the offering without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld. The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the restrictions above. In addition, AOG or the Underwriters may choose to waive enforcement of such lock-ups. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, as of the date of this prospectus, the Subscription Receipts offered hereby and the Common Shares issued on the conversion of the Subscription Receipts, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan

or deferred profit sharing plan, in each case within the meaning of the Tax Act, provided that (i) in the case of the Subscription Receipts, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or subscriber under the governing plan of the plan trust for such plans; and (ii) the Common Shares are listed, or would become listed upon issue, on a prescribed stock exchange (which includes the TSX).

LEGAL PROCEEDINGS

Addax Petroleum is not a party to, nor are any its respective properties subject to, any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP counsel to Underwriters, Netherland, Sewell & Associates, Inc., McDaniel & Associates Consultants Ltd. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum or any of its respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Subscription Receipts) less than one per cent of the securities of Addax Petroleum and its respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or of any of its respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Such additional information is not, and will not be deemed to be, incorporated by reference into this prospectus except as and only to the extent explicitly provided for under the heading "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of **Addax Petroleum Corporation**:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "APC" to the unaudited consolidated financial statements of the Corporation as at March 31, 2006 and for the three months then ended, and to the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PanAfrican" to the unaudited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited for the year then ended, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

4. The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "PanAfrican" as at March 31, 2006 and for the three months ended March 31, 2006, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August • 2006

•
Chartered Accountants

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
ASSETS				
Current				
Cash and cash equivalents	249,223	19,105	•	•
Accounts receivable	123,107	21,532	-	144,639
Inventories	89,476	3,156	-	92,632
Prepaid expenses	35,345	-	-	35,345
Total Current Assets	**497,151**	**43,793**	•	•
Future income taxes	137,267	-		137,267
Deferred financing charges	4,355	-		4,355
Goodwill	-	-	899,740	899,740
Property, plant and equipment	612,300	201,664	506,036	1,320,000
	753,922	**201,664**	**1,405,776**	**2,361,362**
TOTAL	**1,251,073**	**245,457**	•	•
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	293,183	35,781	-	328,964
Income taxes payable	215,623	3,354	-	218,977
Total Current Liabilities	**508,806**	**39,135**	-	**547,941**
Asset retirement obligations	25,834	19,002	-	44,836
Future income taxes	80,266	10,603	183,763	273,362
Other long-term liabilities	8,423	-	-	8,423
Long-term debt	-	-	•	•
	114,523	**29,605**	•	•
Shareholders' equity				
Share capital	391,060	-	•	•
Retained earnings	236,684	176,717	(177,987)	236,684
	627,744	**176,717**	•	•
	1,251,073	**245,457**	•	•

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	394,161	59,626	-	453,787
Royalties	(73,268)	(11,395)	-	(84,663)
Net sales	320,893	48,231	-	369,124
Other income	1,233	130	-	1,363
Total net revenue	**322,126**	**48,361**	-	**370,487**
EXPENSES				
Operating	47,269	10,700	-	57,969
General and administrative	3,276	1,165	-	4,441
Pre-acquisition	11,912		-	11,912
Interest on long-term debt	1,209		•	•
Other interest and finance charges	(362)	255	-	(107)
Depletion, depreciation and accretion	57,447	9,692	10,603	77,742
Foreign exchange loss (gain)	57	362	-	419
Total expenses	**120,808**	**22,174**	•	•
Income before provision for income taxes	**201,318**	**26,187**	•	•
Provision for income taxes				
Current	(84,109)	(11,006)	•	•
Future	(60,710)	(475)	3,711	(95,115)
	(144,819)	(11,481)	•	•
Net income	**56,499**	**14,706**	•	•

Earnings per share, basic and diluted (note 3) •

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,219,128	177,571	-	1,396,699
Royalties	(211,005)	(38,367)	-	(249,372)
Net sales	1,008,123	139,204	-	1,147,327
Other income	5,032	208	-	5,240
Total net revenue	**1,013,155**	**139,412**	-	**1,152,567**
EXPENSES				
Operating	152,704	34,445	-	187,149
General and administrative	16,495	4,763	-	21,258
Pre-Acquisition expense	16,336	-	-	16,336
Interest on long-term debt	3,638	-	•	•
Other interest and finance charges	1,279	-	-	1,279
Depletion, depreciation and accretion	170,298	21,140	45,470	215,768
Impairment of property, plant and equipment	3,162	-	-	3,162
Foreign exchange loss (gain)	204	(697)	-	(496)
Total expenses	**364,116**	**59,651**	•	•
Income before provision for income taxes	**649,039**	**79,761**	•	•
Provision for income taxes				
Current	(349,057)	(29,151)	•	•
Future	(93,912)	(5,094)	15,915	(83,091)
	(442,969)	(34,245)	•	•
Net income	**206,070**	**45,516**	•	•

Earnings per share, basic and diluted (note 3) •

Addax Petroleum Corporation
Notes to Pro Forma Consolidated Financial Statements
December 31, 2005 and March 31, 2006
(unaudited)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2005 (collectively, the "**pro forma financial statements**") of Addax Petroleum Corporation ("the **Corporation**" or "**APC**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the offering of subscription receipts of the Corporation.

The pro forma financial statements have been prepared from and should be read in conjunction with the:

- Audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005;
- Unaudited consolidated financial statements of the Corporation as at March 31, 2006 and 2005 and for the three month periods ended March 31, 2006 and 2005;
- Audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004; and
- Unaudited consolidated financial statements of PanAfrican as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the preparation of Addax Petroleum N.V.'s audited consolidated financial statements as at and for the year ended December 31, 2005. As a result of the acquisition of Addax Petroleum N.V. by the Corporation on February 16, 2006, the historical financial statements of the Corporation are those of Addax Petroleum N.V.

Other information which was available at the time of preparation of the pro forma financial statements has also been considered. In the opinion of management, these pro forma financial statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the pro forma financial statements are not necessarily indicative of the results of operations expected in future periods.

2. Pro forma adjustments

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006, while the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005:

2.1 Issuance of • common shares of the Corporation on conversion of • subscription receipts for net proceeds of $•.

2.2 Assumption of $• in debt.

2.3 Acquisition of all the outstanding shares of PanAfrican for $1.4 billion financed from the proceeds discussed in 2.1 and 2.2 above as well as available cash in the Corporation.

2.4 Depletion and future income taxes are adjusted for the fair value increase of property, plant and equipment in PanAfrican as a result of the acquisition described in 2.3 above.

2.5 Interest expense and current income taxes are adjusted for the increase in debt described in 2.2 above.

3. Earnings per share

Pro forma earnings per share for the three months ended March 31, 2006 and year ended December 31, 2005 have been calculated using • common shares outstanding.

APPENDIX "B"
AUDITED ANNUAL FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
July 28, 2006

Consolidated Income Statements

(US$000)	Note	Year ended 31 December 2005	Period ended 31 December 2004
REVENUES			
Gross revenues		**177,571**	59,585
Royalties and burdens		**(38,367)**	(12,884)
Other income		**208**	71
Net revenues	**3**	**139,412**	46,772
EXPENSES			
Operating		**(24,574)**	(9,115)
Production sharing		**(3,507)**	(908)
Transportation and selling		**(6,364)**	(2,438)
General and administrative		**(4,763)**	(1,958)
Foreign exchange gain (loss)		**697**	(350)
Depletion, depreciation and accretion		**(21,140)**	(8,752)
PROFIT BEFORE INCOME TAXES		**79,761**	23,251
INCOME TAXES	**5**		
Current		**(29,151)**	(8,209)
Deferred		**(5,094)**	(1,503)
		(34,245)	(9,712)
PROFIT FOR THE PERIOD		**45,516**	13,539

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(US$000)	Note	As at 31 December 2005	As at 31 December 2004
ASSETS			
Current assets			
Cash and cash equivalents		**25,773**	15,553
Trade and other receivables		**14,948**	28,986
Inventories	6	**6,905**	2,981
		47,626	47,520
Non current assets			
Petroleum and natural gas properties	7	**186,382**	103,402
		234,008	150,922
LIABILITIES			
Current liabilities			
Trade and other payables		**43,185**	24,247
Non current liabilities			
Deferred income taxes	5	**10,128**	5,034
Provision for abandonment	8	**18,684**	5,146
SHAREHOLDER'S EQUITY			
Capital stock	10	**-**	-
Reserves		**162,011**	116,495
		162,011	116,495
Subsequent event (note 14)			
Commitments (note 11)			
		234,008	150,922

See accompanying Notes to the Consolidated Financial Statements

The Consolidated Financial Statements were approved by the Board on 28th July 2006

(Signed) *"Stephen Huckerby"*
Director

(Signed) *"Paul Keyes"*
Director

Consolidated Statements of Cash Flows

(US$000)	**Year ended 31 December 2005**	Period ended 31 December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**45,516**	13,539
Adjustments for:		
Depletion, depreciation and accretion	**21,140**	8,752
Deferred taxation	**5,094**	1,503
Funds from operations before working capital changes	**71,750**	23,794
Decrease in trade and other receivables	**14,038**	6,318
Increase in inventories	**(2,159)**	(79)
Increase (decrease) in trade and other payables	**13,076**	(8,822)
Net cash from operating activities	**96,705**	21,211
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(92,347)**	(25,714)
Increase in trade and other payables	**5,862**	14,381
Net cash used in investing activities	**(86,485)**	(11,333)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing loan	**-**	(1,663)
Net cash provided by financing activities	**-**	(1,663)
Net change in cash and cash equivalents	**10,220**	8,215
Cash and cash equivalents at start of period	**15,553**	7,338
Cash and cash equivalents at end of period	**25,773**	15,553

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Changes in Shareholder's Equity

(US$000)	Note	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 6 August 2004	10	-	91,533	11,423	102,956
Profit for the period		-	-	13,539	13,539
Balance as at 1 January 2005		-	**91,533**	**24,962**	**116,495**
Profit for the year		-		45,516	45,516
		-	**91,533**	**70,478**	**162,011**

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements
(tabular amounts in US$000, except where noted)

PanAfrican Energy Corporation (Mauritius) Limited ("PAEM" or the "Company") is an international energy company engaged in the exploration, production and marketing of oil and natural gas. The Company is incorporated and registered in Mauritius. On behalf of the Board, the Consolidated Financial Statements were approved on 28th July 2006.

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The transaction was recorded at the book value of the assets in PanOcean.

1. BASIS OF PREPARATION

The Consolidated Financial Statements, as well as the financial statements of the parent and subsidiaries, are measured and presented in US dollars on the basis that this reflects the currency in which the main operating cash flows arise. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

a) Basis of consolidation

(i)The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The Consolidated Financial Statements are prepared on the historical cost basis and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

(ii) Transactions eliminated upon consolidation
Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the Consolidated Financial Statements.

b) Foreign currency

Foreign currency transactions are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Non-monetary items are translated at historic rates, unless such items are carried at market value, in which case they are translated using the exchange rates that existed when the values were determined. Any resulting exchange rate differences are taken to the income statement.

c) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs are accumulated in the Company's one cost centre, Gabon Africa.

These capitalized costs together with production and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved petroleum and gas reserves as determined by independent reservoir engineers. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the lower of cost and market of unproved properties. A risk free interest rate is used to arrive at the net present value of future cash flows. The carrying value of petroleum and natural gas properties in excess of the future cash flows is recorded as a permanent impairment.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Substantially all exploration and production activities are conducted jointly with others. Accordingly, the accounts reflect only the Company's proportionate interest in such activities.

d) Depreciation

Depreciation in respect of non-petroleum assets is charged to the income statement on a straight-line basis over the estimated useful economic lives of each class of asset. Land is not depreciated. The estimated useful lives are as follows:

Leasehold improvements	Over Remaining life of the lease
Plant and equipment	3 years
Computer equipment	3 years
Motor Vehicles	3 years
Office fixture and fittings	4 years

e) Inventories

The Company recognises oil inventory held in storage tanks at the fields, together with any oil in transit to the terminal or point of sale. They are valued at the lower of cost and net realisable value. The cost of inventory relates to the direct cost of production on an actual basis, together with the associated level of depletion and amortisation on a cost per barrel basis.

f) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less.

h) Pension

The Company does not operate a pension plan, although it does make defined contributions to employee's personal plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

i) Provision for abandonment

The Company uses the fair value method to provide for asset retirement obligations. The fair value of an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is recorded as a long-term liability, with a corresponding increase in the carrying value of the associated asset. The capitalized amount is depleted on a unit-of-production basis. The liability amount is increased each reporting period due to the passage of time with this accretion charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the asset retirement obligation. Actual asset retirement expenditures are charged against the liability to the extent of the liability recorded. Any difference between the actual costs incurred and the amount of the liability recorded is recognized as a gain or loss in earnings in the period the costs are incurred.

j) Revenue, royalties and production sharing contracts

The Company recognises revenue from crude oil and natural gas sales with a transfer of title effected upon delivery of its working interest volumes to the buyer. In the case of revenue derived from a pilot project, the revenue received is offset against the project's non-depreciable asset base.

Substantially all the Company's revenue is shared under the terms of the various Production Sharing Contracts ("PSC") with the Republic of Gabon as represented by the Ministry of Mines, Energy and Petroleum. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes (''Cost Recovery Oil'') and to receive a share of production in excess of the Cost Recovery Oil (''Profit Oil''). The government's share of operating costs are recorded in operating expense when incurred and capital costs are recorded in Property, Plant & Equipment and are depleted using the unit-of-production method. Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of Gabon. All other government interests, other than income taxes, are considered to be government royalties and burdens.

k) Taxation

Deferred taxation is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

m) Joint interest operations

It is standard industry practice to conduct petroleum and natural gas operations jointly with other exploration and production companies and, accordingly, the Company only reflects its proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3. ACQUISITION

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The net assets acquired were recorded at the book value of the net assets in PanOcean Energy Corporation Limited.

	Book value at acquisition
Petroleum and natural gas properties	86,921
Inventories	2,263
Trade and other receivables	35,304
Cash	7,338
Current liabilities	(18,688)
Provision for abandonment	(4,988)
Deferred tax provision	(3,531)
Interest bearing loan	(1,663)
Equity in net assets acquired	102,956

4. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon.

Major customers
Substantially all of the Company's gross revenues are comprised of sales to two major crude oil buyers which accounted for 91% (2004: 86%) of crude oil sales. At December 31, 2005, $11 million (2004: $19.9 million) of the Company's trade receivables are receivable from these two companies.

5. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	2005	2004
Profit before taxation	**79,761**	23,251
Provision for income taxes calculated at the statutory rate	**27,916**	8,138
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**4,623**	1,139
Other operating income	**(73)**	(25)
General and administrative	**1,913**	740
Foreign exchange	**(134)**	123
Recognition of previuosly unrecorded deferred tax assets	-	(403)
Tax provision	**34,245**	9,712

The deferred income tax liability includes the following temporary differences:

	2005	2004
Differences between tax base and carrying value of petroleum properties	**(10,128)**	(5,094)

6. INVENTORIES

The inventory relates to physical oil inventories and consists of 248,000 barrels of oil at 31 December 2005 (2004: 232,000 barrels) being the Company's share of oil inventories held at the Obangue storage facility, on the Etame floating production storage offloading vessel and on the Remboué tanker.

7. PETROLEUM AND NATURAL GAS PROPERTIES

As at 31 December 2005 petroleum and natural gas property costs included an amount of $28.0 million (2004: $23.4 million), which has been excluded from the depletion calculations. The 2005 costs relate to the Iris/Themis and Awoun concessions, while the 2004 costs related to the Maghena and Awoun concessions. The ability of the Company to recover costs incurred on its pre–production stage activities in these properties is dependent on the future commercial production from these projects. General and administrative costs of $0.9 million (2004: $0.5 million) have been capitalised during the year.

Depletion charged on production from the Gabon properties during 2005 amounted to $22.2 million or $6.56/bbl (2004: $17.0 million, $5.64/bbl). It is estimated by the Company's independent petroleum engineers that in order to bring the total proved reserves to production, a total of $182 million of future development costs will be incurred.

The table below shows the Company's petroleum and natural gas properties and related equipment.

	GABON	NON PETROLEUM ASSETS	TOTAL
COSTS			
As at 1 January 2005	169,547	435	169,982
Additions	91,748	599	92,347
Increase in abandonment asset	13,120	-	13,120
As at 31 December 2005	**274,415**	**1,034**	**275,449**
DEPRECIATION			
As at 1 January 2005	66,493	87	66,580
Charge in period - depletion	22,198	-	22,198
Charge in period - depreciation	0	289	289
As at 31 December 2005	**88,691**	**376**	**89,067**
NET BOOK VALUE			
As at 1 January 2005	103,054	348	103,402
As at 31 December 2005	185,724	**658**	**186,382**

	LEASEHOLD LAND AND BUILDINGS	FIXTURES AND FITTINGS	MOTOR VEHICLES	PLANT AND EQUIPMENT	COMPUTER EQUIPMENT	TOTAL
COSTS						
As at 1 January 2005	13	18	262	46	96	435
Additions	99	8	406	2	84	599
As at 31 December 2005	**112**	**26**	**668**	**48**	**180**	**1,034**
DEPRECIATION						
As at 1 January 2005	-	4	41	15	27	87
Charge in the period	-	10	183	33	63	289
As at 31 December 2005	**-**	**14**	**224**	**48**	**90**	**376**
NET BOOK VALUE						
As at 1 January 2005	13	14	221	31	69	348
As at 31 December 2005	**112**	**12**	**444**	**-**	**90**	**658**

8. PROVISION FOR ABANDONMENT

	2005	2004
Balance at beginning of period	**5,146**	4,988
Increase during the period	**13,120**	-
Accretion	**418**	158
Balance as at end of period	**18,684**	5,146

A provision of $18.7 million has been recognised for future decommissioning costs. Increases in abandonment costs of $13.1 million have been recognised for future decommissioning costs relating to Tsiengui, Obangue, Etame and Awoun. The costs are expected to be incurred in 2008 to 2019. The provision has been based on internal engineering estimates and regulations in effect at the period end, using current prices inflated at 3% per annum and discounted using a rate of 8%. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at 31 December 2005 is $27.1 million (2004: $14.1 million).

9. FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. The Company monitors these risks and periodically may enter into financial instruments to manage its exposure to these risks.

As at 31 December 2005 and as at the date hereof, the Company held no derivative instruments, long-term sales contracts or other contracts for delivery and accordingly the carrying amounts and estimated fair values were nil.

Credit risk
Substantially all the accounts receivable are due from customers in the oil and gas industry and are subject to normal credit risks.

Foreign currency risk
The Company's exposure to foreign currency risk is limited to exchange rate fluctuations on foreign currency cash and outstanding payable balances.

Fair values
Financial instruments of the Company carried on the balance sheet consist mainly of current assets, current liabilities. There were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short term to maturity.

10. CAPITAL STOCK

	2005			2004		
Number of shares	**Authorised**	**Issued**	**Valuation at par value**	Authorised	Issued	Valuation at par value
Common Shares						
As at 1 January and 31 December	**2**	**2**	**2**	2	2	2

All of the common shares are owned by Pan-Ocean Energy Corporation Limited, the ultimate Parent Company. The common shares have been recorded at their par value of $1. There where no changes in the capital stock of the Company in 2005. The commons shares were issued on incorporation in June 2004.

11. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	22,901	18,784	4,117	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($4.1 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $7.4 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $2.3 million.

12. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

13. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at December 31, 2005 a total of $10.4 million was due to Pan-Ocean Energy Corporation Limited (2004 : $19.9 million was due from Pan-Ocean Energy Corporation Limited). During the course of the year PanOcean repaid the $19.9 million from the proceeds of equity financing. The $10.4 million, relates in the most part to recharges of services from the PanOcean entities, together with the direct payment of a joint venture billing statement and the acquisition of the Iris and Themis permits.

14. SUBSEQUENT EVENT

On July 20, 2006 PanOcean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, which conducts all of Pan-Ocean's Gabon operations, as well as a subsidiary which provides management and operational services, for cash consideration of Cdn. $1.605 billion.

APPENDIX "C"
UNAUDITED INTERIM FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

Consolidated Income Statements

(US$000)	Note	**Three Months Ended 31 March 2006**	Three Months Ended 31 March 2005
REVENUES			
Gross revenue		**59,626**	42,336
Royalties and burdens		**(11,395)**	(12,089)
Other income		**130**	51
Net revenues		**48,361**	30,298
EXPENSES			
Operating		**(8,125)**	(5,422)
Production sharing		**(937)**	(1,063)
Transportation and selling		**(1,638)**	(1,155)
General and administrative		**(1,165)**	(1,029)
Financing costs and similar charges		**(255)**	-
Foreign exchange gain (loss)		**(362)**	23
Depletion, depreciation and accretion		**(9,692)**	(5,569)
PROFIT BEFORE INCOMES TAXES		**26,187**	16,083
INCOME TAXES	**2**		
Current		**(11,006)**	(7,260)
Deferred		**(475)**	(787)
		(11,481)	(8,047)
PROFIT FOR THE PERIOD		**14,706**	8,036

Consolidated Balance Sheets

(US$000)	Note	As at 31 March 2006	As at 31 December 2005
ASSETS			
Current assets			
Cash and cash equivalents		**19,105**	25,773
Trade and other receivables		**21,532**	14,948
Inventories		**3,156**	6,905
		43,793	47,626
Non current assets			
Petroleum and natural gas properties	3	**201,664**	186,382
		245,457	234,008
LIABILITIES			
Current liabilities			
Trade and other payables		**39,135**	43,185
Non current liabilities			
Deferred taxation	2	**10,603**	10,128
Provision for abandonment		**19,002**	18,684
SHAREHOLDER'S EQUITY			
Capital stock	4	**-**	-
Reserves		**176,717**	162,011
		176,717	162,011
Subsequent event (Note 5)			
Commitments (Note 3)			
		245,457	234,008

Consolidated Statements of Cash Flows

(US$000)	**Three Months ended 31 March 2006**	Three Months ended 31 March 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**14,706**	7,959
Adjustments for:		
Depletion, depreciation and accretion	**9,692**	5,569
Deferred taxation	**475**	787
Funds from operations before working capital changes	**24,873**	14,315
Decrease in trade and other receivables	**(6,584)**	(15,370)
Increase in inventories	**2,098**	283
Increase in trade and other payables	**5,353**	3,388
Net cash from operating activities	**25,740**	2,616
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(23,005)**	(6,675)
(Decrease) Increase in trade and other payables	**(9,403)**	998
Net cash used in investing activities	**(32,408)**	(5,677)
Net change in cash and cash equivalents	**(6,668)**	(3,061)
Cash and cash equivalents at start of period	**25,773**	15,553
Cash and cash equivalents at end of period	**19,105**	12,492

Consolidated Statements of Changes in Shareholders Equity

(US$000)	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 1 January 2006	-	91,533	70,478	162,011
Profit for the period	-	-	14,706	14,706
Balance as at 31 March 2006	**-**	**91,533**	**85,184**	**176,717**

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

Basis of preparation

PanAfrican Energy Corporation (Mauritius) Limited is a wholly owned subsidiary of Pan-Ocean Energy Corporation Limited.These consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used and disclosed in the audited financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements. These consolidated interim financial statements include all adjustments necessary to present fairly the results for the interim period ended March 31, 2006. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries;

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

1. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon:

Major customers
Substantially all of the Company's gross revenue are comprised of sales to two major crude oil buyers which accounted for 93% (2005: 95%) of crude oil sales. At March 31, 2006, $19.3 million (2005 : $20.4 million) of the Company's trade receivables are receivable from these two companies.

2. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	31st March 2006	31st March 2005
Profit before taxation	**26,187**	16,083
Provision for income taxes calculated at the statutory rate	**9,166**	5,629
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**1,605**	2,006
Other operating income	**(46)**	(18)
General and administrative	**630**	431
Foreign exchange	**127**	(1)
Tax provision	**11,482**	8,047

The deferred income tax liability includes the following temporary differences:

	31st March 2006	31st March 2005
Differences between tax base and carrying value of petroleum properties	**(10,603)**	(5,821)

3.COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	19,002	16,433	2,569	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($2.6 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $5.6 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $1.7 million.

4.CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

5.ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at March 31, 2006 a total of $17.3 million was due to Pan-Ocean Energy Corporation Limited (2005 : a total of $18.0 million was due from Pan-Ocean Energy Corporation Limited.) The $18.0 million was repaid during 2005. The $17.3 million, relates in most part to recharges from the PanOcean entities for finance and technical services, together with direct payment of a joint venture billing statement, payment of the PanAfrican group of companies insurance premium.

6. SUBSEQUENT EVENT

On July 20, 2006 PanOcean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, which conducts all of Pan-Ocean's Gabon operations, as well as a subsidiary which provides management and operational services, for cash consideration of Cdn. $1.605 billion.

AUDITORS' CONSENT

Consent of Deloitte & Touche LLP

We have read the amended and restated preliminary short form base PREP prospectus of Addax Petroleum Corporation (the "Corporation") dated August 2, 2006 relating to the sale and issue of subscription receipts of the Corporation (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned short form prospectus, of our report to the shareholder of the Corporation on the balance sheet of the Corporation as at December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the above mentioned short form prospectus, of our report to the shareholder of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated March 20, 2006.

Calgary, Alberta
August 2, 2006

(Signed) •
Chartered Accountants

AUDITORS' CONSENT

Consent of KPMG LLP

The Board of Directors of PanAfrican Energy Corporation (Mauritius) Limited

We have read the amended and restated short form prospectus of Addax Petroleum Corporation (the "**Corporation**") dated August 2, 2006 relating to the sale and issue of Subscription Receipts of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of PanAfrican Energy Corporation (Mauritius) Limited on the consolidated balance sheets of the PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated statements of income and changes in shareholder's equity and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004. Our report is dated July 28, 2006.

Calgary, Alberta
August 2, 2006

(Signed) •
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: August 2, 2006

This short form prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of this supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chairman and Director

CERTIFICATE OF THE UNDERWRITERS

DATED: August 2, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	MERRILL LYNCH CANADA INC.	SCOTIA CAPITAL INC.
By: (Signed) Stewart C. Burton	By: (Signed) Robert McKercher	By: (Signed) Philip S.W. Smith

CIBC WORLD MARKETS INC.	TD SECURITIES INC.
By: (Signed) Michael W. De Carle	By: (Signed) Gregory B. Saksida
NATIONAL BANK FINANCIAL INC.	UBS SECURITIES CANADA INC.
By: (Signed) Robert B. Wonnacott	By: (Signed) E.T.N. Larkin
BNP PARIBAS (CANADA) SECURITIES INC.	FIRSTENERGY CAPITAL CORP.
By: (Signed) Michael W. Murphy	By: (Signed) John S. Chambers
CANACCORD CAPITAL CORPORATION	PETERS & CO. LIMITED
By: (Signed) Timothy J. Hart	By: (Signed) Cameron E. Plewes

ADDAX
PETROLEUM

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ADDAX PETROLEUM CORPORATION

Receipt for a Preliminary Short Form PREP Prospectus dated **July 31, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **1st** day of **August, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form PREP Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 970267

PRELIMINARY SHORT FORM BASE PREP PROSPECTUS DATED JULY 31, 2006

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702 9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

New Issue •, 2006

ADDAX PETROLEUM

CDN$•

• Subscription Receipts, each representing the right to receive one Common Share

This short form prospectus qualifies the distribution of an aggregate of • subscription receipts (the "**Subscription Receipts**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") each of which will entitle the holder thereof to receive, without payment of additional consideration, one common share ("**Common Share**")

in the share capital of the Corporation upon closing of the acquisition by the Corporation of all of the issued and outstanding common shares of PanAfrican Energy Corporation (Mauritius) Limited and Pan-Ocean Energy U.K. Ltd. and certain other assets of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean Energy**") described in more detail under "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement" (the "**Acquisition**"). The gross proceeds from the sale of the Subscription Receipts (the "**Escrowed Funds**"), together with interest thereon, will be held by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**"), and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment (as defined below), will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. Such holders of Subscription Receipts will be entitled to an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of this offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the arrangement agreement relating to the Acquisition (the "**Arrangement Agreement**") is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc. (collectively, the "**Underwriters**") and the Corporation. See "Risk Factors" for certain considerations relevant to an investment in the Subscriptions Receipts.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AXC". On July 28, 2006 the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.30. **There is presently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this short form prospectus.** This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices and the liquidity of the Subscription Receipts. The Corporation has applied to list the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price: CDN$• per Subscription Receipt

	Price to the Public (CDN$)	Underwriters' Fee[(1)] (CDN$)	Net Proceeds to the Corporation[(2)] (CDN$)
Per Subscription Receipt	•	•	•
Total Offering[(3)]	•	•	•

Notes:

(1) The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount paid upon closing of this offering. See "Plan of Distribution".

(2) Excluding interest, if any, earned on the Escrowed Funds and before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$•, which will be paid by the Corporation from the general funds of the Corporation. See "Use of Proceeds".

(3) Addax Petroleum has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the issuance and distribution of the Subscription Receipts and Common Shares (as the case may be) issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to • Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares)	Exercisable not later than 30 days after closing of the offering	CDN$• per Subscription Receipt

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the

Corporation under the Term Credit Facility (as defined under "Glossary") which may be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. and Scotia Capital Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition. See "Relationship Between the Corporation and RBC Dominion Securities Inc. and Scotia Capital Inc.".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Subscription Receipts and the Common Shares into which the Subscription Receipts are convertible are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions for Subscription Receipts will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a global book entry certificate representing the Subscription Receipts will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS. Holders of Subscription Receipts will not receive physical certificates representing their ownership in Subscription Receipts. A purchaser of the Subscription Receipts will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Subscription Receipts are purchased. See "Details of the Offering". Closing of this offering is expected to occur on or about •, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than •, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

SUMMARY

The following is a summary only of the principal features of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms not otherwise defined in this summary have the meanings ascribed thereto under the heading "Glossary".

The Offering

Issuer: Addax Petroleum

Offering: Treasury offering of Subscription Receipts representing the right to receive Common Shares.

Amount: CDN$• per Subscription Receipt.

Offering Size: Approximately CDN$• million (assuming the Over-Allotment Option is not exercised).

Over-Allotment Option: Addax Petroleum has granted to the Underwriters an Over-Allotment Option, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised the offering size will be approximately CDN$•.

Use of Proceeds: The net proceeds of the offering will be used to fund a portion of the purchase price of the acquisition of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy. See "Proposed Acquisition of the Business of Pan-Ocean Energy" and "Use of Proceeds".

Escrow of Proceeds: The Escrowed Funds, together with interest thereon, will be held by the Escrow Agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment, will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. If the Termination Time occurs, holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares, and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".

Special Payment: Holders of Subscription Receipts converted into Common Shares will be entitled to an amount per Subscription Receipt equal to the amount per Common Share of any

cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever, to any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount (as defined under "Glossary") as a purchase price adjustment.

Risk Factors: An investment in the Subscription Receipts and the Common Shares issuable upon the conversion thereof involves certain risks which should be carefully considered by prospective investors. See "Risk Factors".

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

The Acquisition

Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, and certain other assets of Pan-Ocean Energy, for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management and operational services to Pan-Ocean Energy. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

The closing of the Acquisition is subject to receipt of required court and other approvals and the satisfaction of closing conditions customary to an acquisition of this type. The closing of the Acquisition is also subject to certain shareholder approvals, including approval by a resolution of a majority in number representing three-fourths in nominal value of each of Pan-Ocean Energy Class A Shares and Class B Shares, each class voting separately, and a majority of the minority approval of each class. The closing of the Acquisition is expected to

occur on or about September 7, 2006. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement".

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licenses in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth license (Awoun) to commence production in 2007.

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore). See "Proposed Acquisition of the Business of Pan-Ocean Energy".

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

- *Creates one of the Largest Independent Exploration and Production Companies in West Africa*

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[(1)]

Jurisdiction	Area[(2)]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[(3)]: 1P	Gross Oil Reserves[(3)]: 2P	Gross Oil Reserves[(3)]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	495,870	91	101	108.6	196.7	278.7
Joint Development Zone	130,297	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,984,554**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum - Properties and New Ventures Description - Nigeria - Property Boundaries." Area presented excludes the area in the Disputed Area in OML123.

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of

0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- *Expansion and Diversification in West Africa*

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- *Enhanced Production Growth Profile*

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- *Substantial Reserves Base with Development and Exploration Upside*

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- *Complementary Technical and Operational Expertise*

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- *Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders*

Addax Petroleum expects the acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to reserves and 2007 production and CFFO per share metrics.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquired Business**" means PanAfrican and Pan-Ocean UK, which together, represent substantially all of the assets and operations of Pan-Ocean Energy;

"**Acquisition**" or "**Arrangement**" means the proposed arrangement under the provisions of Article 125 of the Companies (Jersey) law 1991 whereby the Corporation will purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million;

"**Acquisition Facility**" means the Revolving Credit Facility and the Term Credit Facility;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles and a wholly owned subsidiary of Addax Petroleum;

"**Adjustment Amount**" has the meaning given to it under the heading "Details of the Offering";

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Anadarko**" means Anadarko Petroleum Corporation together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Arrangement Agreement**" means the arrangement agreement between the Corporation and Pan-Ocean Energy dated July 20, 2006 regarding the Arrangement, whereby the Corporation has agreed to purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**Block 4**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**Class A Shares**" means the Class A Common Shares in the share capital of Pan-Ocean Energy;

"**Class B Shares**" means the Class B Subordinated Voting Shares in the share capital of Pan-Ocean Energy;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**Escrow Agent**" means Computershare Trust Company of Canada;

"**Escrowed Funds**" means the gross proceeds from the sale of the Subscription Receipts;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**Genel Enerji**" means Genel Enerji AS., which is a Turkish registered company majority owned by the Cukorova Holdings Group;

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Lenders**" has the meaning given to it under the heading "Financing of the Acquisition";

"**LPG**" means liquid petroleum gas;

"**MACL**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"**MACL Reserve Report**" means the engineering report dated January 30, 2006 prepared by MACL evaluating the crude oil reserves attributable to PanAfrican's properties and certain resources effective as of December 31, 2005 in

accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**NSAI Reserve Report**" means the engineering report dated March 28, 2006 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum to the Underwriters which is exercisable, in whole or in part, at any time not later than 30 days after closing of the offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, than the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the same price as the Subscription Receipts offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the Acquired Business;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Realizable Price**" means "Realizable Price" as defined under the heading "Addax Petroleum Fiscal Terms — Nigeria";

"**Reorganization**" has the meaning given to it under "The Addax And Oryx Group Ltd.";

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Revolving Credit Facility**" means a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition;

"**Royalty Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Shell**" means Royal Dutch Shell p.l.c., together with all of its subsidiaries;

"**Shell Farm-In**" means the farm-in agreement between Shell and Pan-Ocean Energy regarding the Awoun Permit;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Special Payment**" has the meaning given to it under "Details of the Offering";

"**Sterling**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the offering between the Corporation, RBC Dominion Securities Inc., on its own behalf and on behalf of the other Underwriters, and the Escrow Agent governing the terms of the Subscription Receipts.

"**Subscription Receipts**" means the subscription receipts of the Corporation offered hereby;

"**Tax Oil**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Term Credit Facility**" means a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the amount payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition;

"**Termination Time**" has the meaning given to it under "Details of the Offering";

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc.;

"**Underwriting Agreement**" means the underwriting agreement dated •, 2006 among the Corporation and the Underwriters with respect to this offering; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousands of barrels	bcf	billion cubic feet
mmbbls	millions of barrels	tcf	trillion cubic feet
mbbls/d	thousands of barrels per day	mcf/d	thousand cubic feet per day
mmbbls/d	millions of barrels per day	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	bcf/d	billion cubic feet per day
mboe/d	thousands of barrels of oil equivalent per day		

Other		Currency	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day		
1P	proved reserves		
2P	proved plus probable reserves		
3P	proved plus probable plus possible reserves		

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("$10m^3$")	0.0282
thousand cubic metres ("$10m^3$")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this short form prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange

rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Quarter Ended March 31,		Year Ended December 31,	
	July 2006	June 2006	May 2006	2006	2005	2005	2004
Rate at end of period	$1.1298	$1.1150	$1.1028	$1.1671	$1.2096	$1.1659	$1.2036
Average rate during period	$1.1284	$1.1138	$1.1095	$1.1547	$1.2267	$1.2116	$1.3015
High	$1.1416	$1.1245	$1.1233	$1.1726	$1.2566	$1.2704	$1.3968
Low	$1.1061	$1.0990	$1.0990	$1.1322	$1.1987	$1.1507	$1.7740

On Friday, July 28, 2006 the Noon Buying Rate for $1.00 United States was $1.1298 Canadian.

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions (including negative variations thereof), as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- the anticipated completion of the Acquisition and expected benefits to the Corporation of the Acquisition;
- the timing of the closing of the Acquisition;
- the integration of the Acquired Business into the Corporation's existing business and the opportunities and synergies expected therefrom;
- the intended evaluation and exploration activities with respect to the properties of PanAfrican, the anticipated use of the net proceeds of this offering, the Corporation's expansion plans for the properties of PanAfrican and related permitting and capital costs, production estimates and costs, operating efficiencies, and costs and expenditures;
- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;

- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere or incorporated by reference in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

CFFO is not a recognized measure under Canadian GAAP. Management believes that CFFO is a useful supplemental measure in evaluating the performance of the Corporation and PanAfrican and in determining whether to invest in Subscription Receipts and Common Shares. Management believes that CFFO is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines CFFO as cash from operating activities before changes in non-cash working capital.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and gas reserve information contained in this short form prospectus and the documents incorporated by reference herein, have been prepared and presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities.* The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

DOCUMENTS INCORPORATED BY REFERENCE

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702-9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

The following documents of the Corporation filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Corporation's annual information form dated March 28, 2006;

(b) the balance sheet of the Corporation as at December 31, 2005, together with the notes thereto, the auditors' report thereon and the amended management's discussion and analysis dated July 26, 2006 related thereto;

(c) the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the notes thereto, the auditors' report thereon and management's discussion and analysis relating thereto;

(d) the Corporation's unaudited consolidated financial statements as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto and management's discussion and analysis relating thereto;

(e) the Corporation's management information circular dated May 24, 2006;

(f) the Corporation's material change report dated March 16, 2006 relating to Block 2 of the JDZ;

(g) the Corporation's material change report dated March 16, 2006 relating to Block 3 and Block 4 of the JDZ;

(h) the Corporation's material change report dated July 28, 2006 relating to the Arrangement;

(i) the business acquisition report dated July 26, 2006 relating to the acquisition by the Corporation of all of the issued and outstanding shares of APNV; and

(j) the Corporation's audit committee charter.

Any document of the type required by National Instrument 44-101- *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports) and any business acquisition reports and any other disclosure documents filed by the Corporation with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference in and form an integral part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

INFORMATION CONCERNING THE ACQUIRED BUSINESS

As the Corporation does not currently own or operate the Acquired Business, the information in this prospectus relating to the Acquired Business has been summarized from publicly available information and information obtained from third parties. Addax Petroleum and the Underwriters make no assurances concerning the completeness or accuracy of such information.

The issued and outstanding Class A Shares and Class B Shares of Pan-Ocean Energy are listed on the TSX under the respective symbols "POC.A" and "POC.B". Further information on Pan-Ocean Energy and a copy of the permanent information record of Pan-Ocean Energy may be obtained electronically at www.sedar.com. Addax Petroleum and the Underwriters make no assurances as to the completeness or accuracy of any such information and such information is not and will not be deemed to be incorporated into this prospectus.

PROPOSED ACQUISITION OF THE BUSINESS OF PAN-OCEAN ENERGY

Acquisition Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management services to PanAfrican. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licences in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Gabonese Properties of PanAfrican


GABON
Remboue
Port Gentil
Maghena
Awoun
Panthere NZE
(Obangue)
Iris Marine
Ibekelia TEA
Themis Marine
Etame Marine
Pointe Noire

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore).

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

- ***Creates one of the Largest Independent Exploration and Production Companies in West Africa***

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[1]

Jurisdiction	Area[2]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[3]: 1P	Gross Oil Reserves[3]: 2P	Gross Oil Reserves[3]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	495,870	91	101	108.6	196.7	278.7
Joint Development Zone	130,297	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,984,554**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. Area presented excludes the area in the Disputed Area in OML123. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries."

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- ***Expansion and Diversification in West Africa***

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- ***Enhanced Production Growth Profile***

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

• ***Substantial Reserves Base with Development and Exploration Upside***

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

• ***Complementary Technical and Operational Expertise***

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

• ***Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders***

Addax Petroleum expects the Acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to production, reserves and 2007 CFFO per share metrics.

Gabon, West Africa

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and significant oil and mineral reserves. The following table highlights some important statistics regarding Gabon, its people and its economy.

Total Area	267,667 km^2
Population	1.4 million
Major Cities	Libreville (capital) and Port-Gentil
Language	French (official), Fang, Myene, Nzebi, Bapounou/Eschira, Bandjabi
Literacy	63 per cent of population over 15 years of age can read and write
Government	Republic with a multiparty presidential regime
Legal System	Based on French civil law system and customary law
GDP	$9.5 billion
GDP per capita	$6,800
Oil Production	269 mbbls/d
Reserves	2.499 billion bbls (proven)
Inflation	-0.1 per cent

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2006, the Energy Information Administration, U.S. Department of Energy and Bloomberg.

Government

Gabon is a republic that gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s. President Omar Bongo has been in power since 1967 and is

currently Africa's longest serving head of state. The President is elected by popular vote for a seven-year term and there are no limits on the number of terms. The Parliament is comprised of the Senate, with 91 elected seats, and the National Assembly, with 120 elected seats.

Presidential elections were held in November 2005 and the next election is schedule for 2012. The next elections for the National Assembly are scheduled for December 2006, and elections for the Senate are scheduled for January 2009.

International Relations

Since 1973 the number of countries establishing diplomatic relations with Gabon has doubled. The country also maintains close political and economic ties to France which accounted for approximately 45% of Gabon's 2004 imports. Gabon is a member of the United Nations, the World Bank, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Central Africa Economic and Monetary Community to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies. The movement culminated in the creation of the Gulf of Guinea Commission, established to encourage settlement of conflicts threatening natural resource development.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production initially peaked in 1975 at approximately 220 mbbls/d. After several years of decline, production again increased, reaching a new high of approximately 370 mbbls/d in 1997. Current oil production is approximately 269 mbbls/d, the majority of which is produced by Shell and TOTAL. More than 90% of Gabon's current daily oil production is exported with approximately half of total production exported to the United States. Gabon is not a member of the Organization of Petroleum Exporting Countries.

Based on publicly available information, oil exports account for approximately 40% of Gabon's GDP and approximately 60% of the government's budget. Heavy reliance on the petroleum industry has led the government to increase efforts for foreign investment by granting of exploration licenses for frontier drilling. Exports from the petroleum industry are largely responsible for Gabon having a per capita GDP that is more than four times the average of sub-Saharan Africa.

The Acquired Business

Overview

Pan-Ocean Energy is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa and operates through its wholly owned subsidiaries PanAfrican and Pan-Ocean UK. PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in its eight licenses in Gabon, of which seven are pursuant to Production Sharing Contracts and one is pursuant to a technical evaluation agreement, as summarized in the table below.

License	Field / Discoveries	Area[(1)]	Operator	Working Interest[(1)]	Gross Oil Reserves as at December 31, 2005[(1)] Proved Plus Probable	Proved Plus Probable Plus Possible
		(acres)		(per cent)	(mmbbls)	(mmbbls)
Maghena	Tsiengui	151,324	PanAfrican	92.50	26.9	45.7
Panthere NZE	Obangue	27,671	PanAfrican	92.50	8.0	20.2
Etame Marin[(2)]	Etame, Avouma, Ebouri	240,006	VAALCO	31.36	17.7	27.1
Awoun	Koula, Damier	110,770	Shell	40.00	13.8	26.0
Remboué	Remboué	30,411	PanAfrican	92.00	1.1	2.3
Iris Marin[(2)]	-	35,887	Sterling	23.78	-	-
Themis Marin[(2)]	-	53,424	Sterling	23.78	-	-
Ibekelia[(3)]	-	66,994	Sterling	40.00	-	-
Total		716,487			67.5	121.3

Notes:

(1) Reserves as reported in the MACL Reserve Report as at December 31, 2005 under "Forecast Prices and Costs Case" and after giving effect to the back-in rights held by the Government of Gabon and third parties.

(2) Offshore licences.

(3) Technical evaluation agreement, offshore Gabon.

Principal Properties

Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Tsiengui (Maghena PSC), onshore Gabon

Tsiengui is PanAfrican's principal development property and is located southeast of the coastal city of Port Gentil. PanAfrican holds a 92.5 per cent working interest in the Tsiengui Permit onshore Gabon, immediately offsetting PanAfrican's Obangue producing field, with the Government of Gabon owning the remaining 7.5 per cent carried working interest. PanAfrican began exploration on the permit in 2002 and by September 2004, PanAfrican confirmed a significant new light oil discovery on the Tsiengui prospect with its second exploration commitment well, TST-2. The TST-2 exploration well was successfully drilled to a total depth of 1,816 m and logged. PanAfrican's petrophysical analysis of well logs indicated net oil pay of approximately 14 m in the Gamba sandstone. A gas column approximately 38.6 m thick was also encountered in the same formation. The total Gamba sandstone reservoir thickness encountered was approximately 46 m. Given the success of TST-2, PanAfrican drilled and completed a horizontal leg from the well, which tested up to 2,450 bbls/d.

In the second quarter of 2005, PanAfrican drilled two additional development wells, TST-3 and TST-4, and an early production facility was mobilised and installed on the Tsiengui site. An eight-inch diameter 6.2 km export pipeline connecting Tsiengui with the Obangue facility, was completed in May 2005. With three additional development wells completed in first quarter of 2006, the company ended the quarter with a total of six wells capable of producing approximately 6,600 bbls/d of production (net PanAfrican) from the Tsiengui field. Combined Tsiengui and Obangue volumes are currently exported through the existing six-inch export pipeline to the Avocette terminal, which constrains PanAfrican's current production levels. PanAfrican is currently constructing an export pipeline to address the capacity concerns.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Tsiengui field were 11.5 mmbbls proved and 26.9 mmbbls proved plus probable, accounting for 32 per cent and 40 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Obangue (Panthere Nze Permit), onshore Gabon

Obangue is PanAfrican's principal onshore Gabon producing property. PanAfrican has a 92.5 per cent interest in an exploitation Production Sharing Contract, with the Government of Gabon holding the remaining 7.5 per cent on a

carried working interest basis. The Obangue field has been on-stream since 1998 and is located approximately 100 km southeast of the coastal city of Port Gentil.

Obangue has an integrated gathering, processing, storage and transportation infrastructure along with a self-contained camp for operations personnel. The property can be accessed by private aircraft and by boat. The PanAfrican processing facility has a capacity of approximately 5,000 bbls/d and the storage facility has capacity of 32,000 bbls, allowing approximately two weeks' inventory of production. PanAfrican currently transports oil through a 5,000 bbls/d export pipeline that connects the Obangue production facility to the TOTAL Gabon operated Avocette terminal 12 km to the south.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Obangue field were 4.5 mmbbls proved and 8.0 mmbbls proved plus probable, which represented 12.5 per cent and 12.0 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Awoun Permit, onshore Gabon

In February 2004, under the Shell Farm-in, PanAfrican acquired 50 per cent of Shell's 100 per cent interest (subject to a 20 per cent government back-in) in a Production Sharing Contract covering Awoun in exchange for drilling commitments PanAfrican has since satisfied.

The Koula discovery was made in September 2004. Three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbls/d. The appraisal of the Damier discovery made in November 2004 was completed during the second quarter of 2005 and its results along with the nearby Koula discovery were incorporated into a revised subsurface model. In September and October 2005, the Awoun co-venture partners drilled two exploration wells testing the Chevalier and Merle prospects, both of which were found to be dry.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Awoun Permit were 8.3 mmbbls proved and 13.8 mmbbls proved plus probable, accounting for 23 per cent and 20 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Etame Marin Permit, offshore Gabon

PanAfrican holds a 31.36 per cent working interest in the Etame Marin Permit, which covers approximately 3,000 km^2 in the Gabon Basin, offshore southern Gabon. Water depths range from zero m to more than 500 m from the north to south in the permit area. The Etame structure is located in water depths of approximately 75 m. The operator of the Etame Permit is VAALCO (28.1 per cent), a Houston-based independent oil and gas company. Sasol Limited (27.8 per cent), a South African integrated oil & gas and chemicals company, and three other companies also hold working interests in the concession.

The Etame Marin Permit was awarded to VAALCO in July 1995. Pan-Ocean acquired its interest in the Etame Marin Permit in 2001. The Etame field is developed based on subsea completed development wells tied back to an FPSO. A contract was entered into for the supply of the 1.1 mmbbls storage capacity FPSO Petróleo Nautipa with the owners of the vessel, a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. (the parent company of Nortrans Offshore, Singapore).

In December 2003, PanAfrican announced the first exploration well, Ebouri No. 1 and its associated sidetrack had made a new field discovery, 11 miles northwest of PanAfrican's producing Etame field. Wireline logs indicated 14 m of net oil pay in the Gamba reservoir. The exploratory well, Avouma-1, was drilled as the second Etame Marin Production Sharing Contract commitment well in July 2004. The well encountered net oil pay of approximately 11 m in the Gamba sandstone, and was subsequently flow tested at a rate of 6,600 bbls/d.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Etame Marin Permit were 10.9 mmbbls proved and 17.7 mmbbls proved plus probable, which represented approximately 30 per cent and 26 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Remboué, onshore Gabon

In February 2001, PanAfrican acquired the Remboué Permit from the Government of Gabon. PanAfrican's interest in the permit is 92 per cent, with the Government of Gabon holding the remaining 8 per cent on a carried basis. Production from the Remboué field was successfully recommenced in October 2001. There is a single train of processing facilities in the field and 25,000 bbls of tank storage. The Remboué export system is entirely marine. During 2005, export loads were shipped by barge from the field to an offshore storage vessel, and subsequently shipped to refineries in the United States.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Remboué field were 0.8 mmbbls proved and 1.1 mmbbls of proved plus probable, which represented approximately 2.2 per cent and 1.6 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Iris Marin / Themis Marin, offshore Gabon

In April 2005, PanAfrican acquired a 25.71 per cent participating interest in two offshore Gabon exploration permits operated by Sterling Energy plc, namely Iris Marin Exploration Production Sharing Contract and Themis Marin Exploration Production Sharing Contract. The Government of Gabon has an option to back-in for 7.5 per cent in both permits. The Themis Marin and Iris Main Exploration Production Sharing Contracts cover two shallow water exploration permits offshore Gabon of 902 km^2 and 607 km^2 respectively. The first exploration well in the Iris Marin Permit, Iris Iboga Marin-1, was drilled during August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones which, however, were water bearing. The well was plugged and abandoned as a dry hole. The Themis Marin Permit has a commitment well required to be drilled by the fourth quarter of 2007 and is planned for early 2007.

Fiscal Terms

Seven of PanAfrican's eight licences are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement. Under each of its Production Sharing Contracts, PanAfrican bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, each Production Sharing Contract establishes specific terms for PanAfrican to recover costs in accordance with a formula based on monthly production volumes ("**Cost Oil**") and to receive a share of production in excess of the Cost Oil ("**Profit Oil**"). Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level defined as a percentage of total production. The maximum limit is set according to the terms in each Production Sharing Contract. The Government of Gabon is entitled to collect a royalty as a fixed percentage of production ("**Royalty Oil**") set according to the terms in each Production Sharing Contract. The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts.

Each of PanAfrican's Production Sharing Contracts imposes minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of PanAfrican's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

The principal terms of PanAfrican's Production Sharing Contracts are as follows.

PanAfrican's Properties						
Permit	Obangue (Panthere NZE)	Remboué	Maghena (Tsiengui)	Awoun[1]	Etame[2]	Iris/Themis[3]
Status	Production	Production	Production (Tsiengui)	Exploration	Production (Etame, Avouma)	Exploration
PanAfrican's interest	92.5%	92%	92.5%	50%[7]	31.4%	25.7%[7]
Operator	PanAfrican	PanAfrican	PanAfrican	Shell	VAALCO (28%)	Premier (18%)
Government carry[4]	7.5%	8.0%	7.5%	Sinopec 20%	Tullow 7.5%	7.5%
Partners	-	-	-	Shell	VAALCO, Sasol, Tullow, Sojitz	Sterling, Premier, PetroSA, Ascent
Cost recovery	80%	80%	75%	65%	70%	80%
Contractor profit share	50% to 20%	50% to 35%	47.5% to 20%	50% to 30%	50% to 40%	50% to 20%
Royalty	3% to 5%	3% to 5%	4.5% to 11%	5% to 10%	3% to 17.5%	6% to 12%
Term[5]	10+5+5 years	10+5+5 years	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years
Grant Date	December 6, 1996	February 17, 2001	September 26, 1997	December 27, 1999	July 7, 1995	November 2, 1999

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the $250,000 during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec and Tullow for the Awoun and Etame Marin PSCs respectively. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit recently was extended for an additional term of five years.

(7) Before government back-in

All of PanAfrican's Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon within the prescribed time the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Petroleum Reserves and Operational Matters

In accordance with NI 51-101, MACL, independent petroleum engineering consultants, prepared the MACL Reserve Report dated January 30, 2006. The MACL Reserve Report evaluated, as at December 31, 2005, PanAfrican's crude oil reserves. The tables below are a summary of the crude oil reserves of PanAfrican and the net present value of future net revenue attributable to such reserves as evaluated in the MACL Reserve Report based on constant and forecast price and cost assumptions. The tables summarize the data contained in the MACL Reserve Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. **The net present value of future net revenue attributable to PanAfrican's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by MACL. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to PanAfrican's reserves estimated by MACL represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of PanAfrican's oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The MACL Reserve Report is based on certain factual data supplied by PanAfrican and MACL's opinion of reasonable practice in the industry. In preparing its report, MACL relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PanAfrican. The supplied information was only relied upon where in MACL's opinion it appeared reasonable and consistent with its knowledge of the properties however no independent verification of the information was made. MACL also relied upon representations made by PanAfrican as to the completeness and accuracy of the data provided. MACL conducted a field inspection in the course of preparing its report. Reserves Data — Constant Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	9,718	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-	-	14,284	-	-
Total Proved	35,898	-	-	24,003	-	-
Probable	31,569	-	-	18,072	-	-
Total Proved plus Probable	67,468	-	-	42,074	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses[8] and Discounted at		After Future Income Tax Expenses[8] and Discounted at	
	0 per cent	10 per cent	0 per cent	10 per cent
(000s)				
Proved				
Developed Producing	290,651	231,878	290,651	231,878
Developed Non-Producing	-	-	-	-
Undeveloped	424,657	290,164	424,657	290,164
Total Proved	715,308	522,042	715,308	522,042
Probable	607,632	360,799	607,632	360,799
Total Proved plus Probable	1,322,940	882,841	1,322,940	882,841

Reserves Data — Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	10,268	-	-
Developed Non-Producing		-	-		-	-
Undeveloped	21,798	-		15,110	-	-
Total Proved	35,898	-	-	25,378	-	-
Probable	31,569	-	-	19,207	-	-
Total Proved plus Probable	67,468	-	-	44,585	-	-
Possible	53,864	-	-	-	-	-
Total Proved plus Probable plus Possible	121,331	-	-			-

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses(8) and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

	After Future Income Tax Expenses(8) and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

Notes:

(1) The crude oil and natural gas reserves estimates presented in the MACL Reserve Report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum society) as presented in the COGE Handbook. A summary of those definitions is presented below.

(2) Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

(3) Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

(4) Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category maybe subdivided into producing and non-producing.

(b) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling swell) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.

(6) "Gross Reserves" are the total of PanAfrican's working and/or royalty interest share before deduction of royalties owned by others, and represent PanAfrican's percentage working interest in the property gross reserves.

(7) "Net Reserves" are the total of PanAfrican's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others, and represent PanAfrican's share of total Cost Oil and Profit Oil.

(8) Under the terms of its various Production Sharing Contracts, PanAfrican is liable for taxes in Gabon. These taxes are satisfied entirely out of a portion of the Government of Gabon's share of Profit Oil. As Profit Oil, and the embedded taxation, is integral to the Production Sharing Contract, there is no notion of "Before Tax" that would be directly comparable to a tax and royalty regime, such as Canada. PanAfrican does, however report taxation as pre-tax income taxed at the Gabonese statutory rate of 35 per cent.

(9) State Royalty is based on a percentage of daily production volume as set out below.

			Onshore Gabon (per cent)				Offshore Gabon (per cent)
Based on daily production (bbls/d)			Obangue	Remboué	Maghena	Awoun	Etame
0	to	3,000	3	3	4.5	5	5
3,000	to	5,000	3	4	4.5	5	5
5,000	to	7,500	5	5	7	5	6
7,500	to	10,000	5	5	7	5	9
10,000	to	15,000	5	5	11	8	12
15,000	to	20,000	5	5	11	8	15
20,000	to	25,000	5	5	11	10	15
Over 25,000 bbls/d			5	5	11	10	17.5

Pricing Assumptions — Constant Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating PanAfrican's reserves data using constant prices and costs.

Date	WTI Crude Oil Price *$/bbl*	Brent Crude Oil Price *$/bbl*	Etame Crude Oil Price *$/bbl*	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*	Remboué Crude Oil Price *$/bbl*	Inflation *per cent*
31/12/2005	61.04	58.87	57.50	57.50	52.57	0.0

Pricing Assumptions — Forecast Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of January 1, 2006 in estimating PanAfrican's reserves data using forecast prices and costs.

Year	WTI Crude Oil Price *$/bbl*(1)	Brent Crude Oil Price *$/bbl*(1)	Etame Crude Oil Price *$/bbl*(2)	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*(3)	Remboué Crude Oil Price *$/bbl*(4)	Inflation *per cent*
2006	57.50	55.00	53.63	53.63	48.70	2.5
2007	55.40	53.40	52.00	52.00	46.94	2.5
2008	52.50	50.40	48.96	48.96	43.78	2.5
2009	49.50	47.30	45.82	45.82	40.52	2.5
2010	46.90	44.70	43.19	43.19	37.75	2.5
2011	48.10	45.80	44.25	44.25	38.67	2.5
2012	49.30	47.00	45.41	45.41	39.69	2.5
2013	50.50	48.10	46.47	46.47	40.61	2.5
2014	51.80	49.40	47.73	47.73	41.72	2.5
2015	53.10	50.60	48.89	48.89	42.73	2.5
2016	54.40	51.80	50.05	50.05	43.74	2.5
2017	55.80	53.20	51.40	51.40	44.93	2.5
2018	57.20	54.50	52.66	52.66	46.03	2.5
2019	58.60	55.80	53.91	53.91	47.12	2.5
2020	60.10	57.30	55.36	55.36	48.40	2.5
2021	61.30	58.45	56.46	56.46	49.32	2.5
2022	62.53	59.61	57.58	57.58	50.26	2.5
2023	63.78	60.81	58.72	58.72	51.22	2.5
2024	65.05	62.02	59.89	59.89	52.20	2.5
2025	66.36	63.26	61.07	61.07	53.19	2.5
Thereafter	+2 per cent/yr	63.26	61.07	61.07	53.19	0.0

Notes:

(1) WTI and Brent forecast based on the MACL January 1, 2006 price forecast.

(2) The Etame field price is based on Brent minus $1.37 /bbl Etame/Brent differential.

(3) The Obangue, Tsiengui and Awoun field prices are based on Brent less $1.37/bbl quality and transportation differential.

(4) The Remboué field price is based on Brent minus $6.30/bbl Remboué/Brent differential.

The weighted average realized sales prices for PanAfrican for the year ended December 31, 2005 was $52.48/bbl for crude oil.

Production History

The following table discloses, on a quarterly basis for the years ended December 31, 2005 and 2004, PanAfrican's share of average daily crude oil production volume, prior to royalties, and the prices received, royalties paid, production costs incurred and netbacks on a per barrel basis.

Average Daily Production Volume

	Three Months Ended				
	31 March 2005	30 June 2005	30 Sept 2005	31 December, 2005	2005 Total
Light and Medium Crude Oil *(bbls/d)*	9,081	9,034	10,018	9,341	9,369
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**9,081**	**9,034**	**10,018**	**9,341**	**9,369**

	Three Months Ended				
	31 March 2004	30 June 2004	30 Sept 2004	31 December 2004	2004 Total
Light and Medium Crude Oil *(bbls/d)*	8,209	7,472	8,777	9,437	8,474
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**8,209**	**7,472**	**8,777**	**9,437**	**8,474**

Production Volume by Field

The following table discloses for each important field, and in total, PanAfrican's production volumes for the financial year ended December 31, 2005 for each product type.

	Light and Medium Crude Oil *(bbls/d)*	Natural Gas *(mcfd)*	*per cent*
Etame	5,936	-	63.3
Obangue	1,536	-	16.3
Tsiengui	954	-	10.2
Remboué	943	-	10.1
Total Production	**9,369**	-	**100.0**

Future Development Costs

The table below sets out as at December 31, 2005 the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
($000s)			
2006	98,750	98,750	118,741
2007	70,109	71,862	123,505
2008	7,879	8,277	29,592
2009	1,639	1,765	8,172
2010	1,176	1,298	3,271
Remaining Years	21,824	26,878	43,649
Total Undiscounted	201,375	208,829	326,930
Total Discounted at 10 per cent per year	164,597	168,500	254,253

Crude Oil Differentials

PanAfrican has historically produced Brent quality, light sweet crude oil. Gabon crude oil prices are based upon a number of postings including Mandji Blend, Rabi Blend, Rabi Light, Lucinda Blend, Oguendjo Blend and Tchatamba Blend, all of which trade relative to Brent adjusted for transportation and quality differentials. The discounts are determined by the overall differentials between Brent and the relevant Gabon marker crudes, the mix of production from PanAfrican's properties, as well as the actual timing of export, liftings and payment for crude oil produced during the year. Subsequent to year-end, PanAfrican, along with its Etame Marin partners, entered into a new off take agreement with Trafigura Beheer B.V. Amsterdam. The Trafigura contract price is based on a discount to Rabi Light, which in turn trades relative to Brent.

PanAfrican crude oil differential to Brent Crude[(1)]

	3 months ended March 31, 2006	Year ended December 31, 2005
Sales and Marketing Volumes (mmbbls)	0.98	3.38
Average Realized PanAfrican Prices ($/bbl)	60.94	52.48
Dated Brent Price ($/bbl)	61.78	54.38
Premium/(Discount) to Brent Crude ($/bbl)[(1)]	(0.84)	(1.90)

Note:

(1) Based on the net realized average oil price for PanAfrican for the periods indicated.

Overview of the Arrangement

Description of Arrangement Agreement

On July 20, 2006, the Corporation and Pan-Ocean Energy entered into the Arrangement Agreement which provides for the acquisition by the Corporation of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy, to be effected as a scheme of arrangement pursuant to the Companies (Jersey) Law 1991. A copy of the version of the Arrangement Agreement filed with the Canadian securities regulatory authorities is available at www.sedar.com.

Pursuant to the Arrangement Agreement, the Corporation will acquire from Pan-Ocean Energy all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, as well as certain head office assets of Pan-Ocean Energy used in the operation of the business and the assignment of certain employment contracts, in exchange for aggregate consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million. The Arrangement requires the approval of Pan-Ocean Energy shareholders. The meetings of Pan-Ocean Energy's shareholders to approve the Arrangement are scheduled to be held on or about August 30, 2006, with closing of the Arrangement expected to occur on or about September 7, 2006. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement. There is no assurance that the Acquisition will be consummated. See "Risk Factors — Risks Relating to the Acquisition".

Meetings will be held in respect of each of (i) the holders of Class A Shares, and (ii) the holders of Class B Shares, all pursuant to an interim order of the Royal Court of Jersey (collectively, the "**Court Meetings**" and individually, a "**Court Meeting**"). In addition, immediately following such meetings, an extraordinary general meeting (the "**Extraordinary General Meeting**") of Pan-Ocean Energy will be convened at which the holders of Class A Shares and Class B Shares will vote on certain resolutions. Finally, immediately following the Extraordinary General Meeting a (i) meeting of the holders of Class A Shares (the "**Class A Shareholder Meeting**"), and (ii) meeting of the holders of Class B Shares (the "**Class B Shareholder Meeting**"), will be held to vote on certain additional resolutions.

At the Court Meetings each class will vote separately to approve the proposed Arrangement and Arrangement Agreement. At the Extraordinary General Meeting, holders of Class A Shares and Class B Shares will vote to, among other things, approve special resolutions to create and issue a new class of common shares of Pan-Ocean Energy, convert Pan-Ocean Energy to a no par value company, authorize the repurchase of the Class A Shares and Class B Shares pursuant to the Arrangement and authorize Pan-Ocean Energy's board of directors to make arrangements for the termination or settlement of existing options. At the Class A Shareholder Meeting, holders of Class A Shares will vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company. At the Class B Shareholder Meeting, holders of Class B Shares will also vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company.

For the Arrangement to proceed, at each Court Meeting it must be approved by a resolution of a majority in number representing three-fourths in nominal value of each class of shareholders of Pan-Ocean Energy, voting separately as a class, present and voting either in person or by proxy at the relevant Court Meeting, as well as by a

majority of the minority shareholder approval of each class. At the Extraordinary General Meeting, resolutions must be approved by not less than two-thirds of the votes cast in favour of the resolutions. At each of the Class A Shareholder Meeting and Class B Shareholder Meeting, shareholders of the relevant class must approve the applicable resolutions by not less than two-thirds of the votes cast in favour of the resolutions.

The obligations of Pan-Ocean Energy and Addax Petroleum to complete the Arrangement are subject to the fulfillment of certain conditions precedent including, among others, (i) the final order of the Royal Court of Jersey having been obtained on reasonably satisfactory terms and not being set aside or modified, (ii) there not being any law and there not having been any action taken under any law or by any governmental entity or regulatory authority that makes it illegal or otherwise prohibits the consummation of the Arrangement, and (iii) the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of Addax Petroleum to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Pan-Ocean Energy having complied with its covenants under the Arrangement Agreement in all material respects, (ii) no material adverse effect having occurred in respect of Pan-Ocean Energy, (iii) holders of less than 5% of the issued and outstanding Class B Shares having exercised dissent rights, (iv) Pan-Ocean Energy having received consents from its commercial bankers to complete the Arrangement, (v) Pan-Ocean Energy providing to Addax Petroleum satisfactory evidence of the extension of the Maghena permit, and (vi) there being no laws proposed or applied, or claims made or threatened in writing by any governmental authority, not in either case of general application and in any case which would if effective or successful result in the termination or withdrawal of, or fundamental change to (including to the nature or extent of the fiscal treatment thereof) certain Production Sharing Contracts of Pan-Ocean Energy and/or their respective underlying exploration licences.

The obligations of Pan-Ocean Energy to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Addax Petroleum having complied with its covenants under the Arrangement Agreement, and (ii) Addax Petroleum having deposited with Pan-Ocean Energy's transfer agent the purchase price for the Acquisition as close as reasonably possible to the anticipated effective time of the Arrangement.

If Pan-Ocean Energy shareholder approvals are obtained, an order of the Royal Court of Jersey will be sought following such meetings confirming the Arrangement when the conditions precedent to the Arrangement have been satisfied or waived. If shareholder approvals are not obtained, or if the order of the Royal Court of Jersey is not obtained or if the conditions precedent to the Arrangement have not been satisfied or waived, then, either the Corporation or Pan-Ocean Energy may be able to terminate the Arrangement Agreement and not proceed with the completion of the Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated any time prior to the filing of the final order of the Royal Court of Jersey with the registrar in Jersey or by mutual written agreement of Pan-Ocean Energy and Addax Petroleum.

Addax Petroleum may terminate the Arrangement Agreement at any time prior to date the final order of the Royal Court of Jersey is filed with the registrar in Jersey if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the Pan-Ocean Energy shareholders in accordance with the terms of the interim order of the Royal Court of Jersey on or before the October 31, 2006, or such later date as may be agreed to in writing by Pan-Ocean Energy and Addax Petroleum (the "**Outside Date**"); (c) the final order of the Royal Court of Jersey has not been granted in form and substance satisfactory to Addax Petroleum, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (d) the Arrangement has not become effective on or before the Outside Date; (e) the Non-Completion Fee (as defined below) is payable by Pan-Ocean Energy; (f) the Board of Directors of Pan-Ocean Energy changes, withdraws, modifies or supersedes its recommendation to Pan-Ocean Energy shareholders to vote in favour of the Arrangement and related resolutions; (g) a material adverse effect has occurred with respect to Pan-Ocean Energy; (h) a condition precedent in favour or for the benefit of Addax Petroleum is not satisfied in accordance with the Arrangement Agreement by the time specified for satisfaction thereof or the Outside Date (as the case may be); (i) Pan-Ocean Energy is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that would have a material adverse effect on Pan-Ocean Energy or on the ability of Pan-Ocean Energy and Addax Petroleum to consummate the transactions contemplated by the Arrangement Agreement and Pan-Ocean Energy fails to cure such breach within seven days after receipt of written notice thereof from Addax Petroleum (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (j) upon any other circumstances that gives rise to a right of termination of the Arrangement Agreement by Addax.

Pan-Ocean Energy may terminate the Arrangement Agreement upon written notice to Addax Petroleum if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the shareholders of Pan-Ocean Energy in accordance with the terms of the interim order of the Royal Court of Jersey on or before the Outside

Date; (c) the Final Order is not granted in form and substance satisfactory to Pan-Ocean Energy, acting reasonably, on or prior to the Outside Date or, if granted, has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (d) the Arrangement does not become effective on or before the Outside Date; (e) the Non-Completion Fee is paid by Pan-Ocean Energy; (f) Addax Petroleum is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that materially adversely affects the ability of Addax Petroleum and Pan-Ocean Energy to consummate the transactions contemplated by the Arrangement Agreement and Addax Petroleum fails to cure such breach within seven days after receipt of written notice thereof; or (g) upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by Pan-Ocean Energy.

The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making an offer to Pan-Ocean Energy that is superior to the terms of the Arrangement or, provided Pan-Ocean Energy complies with the terms of the Arrangement Agreement, preclude the Pan-Ocean Energy board of directors from considering and acting on such superior offer. In such circumstances, and in certain other circumstances, Pan-Ocean Energy is required to pay to Addax Petroleum a one time fee of CDN$45 million (the "**Non-Completion Fee**") and potentially an expense reimbursement up to CDN$5 million. In the event that Pan-Ocean Energy receives a superior offer, Addax Petroleum has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement in order to match the superior offer.

ADDAX PETROLEUM

Addax Petroleum was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series. Pursuant to a share transfer agreement among the Corporation, AOG and Addax Mining Holdings B.V. dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration in Africa and the Middle East.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400, 350-7th Avenue S.W. Calgary, Alberta T2P 5N9. The chart below shows the inter-corporate relationships among Addax Petroleum and its material subsidiaries.



Addax Petroleum Corporation (Canada)
Addax Petroleum NV (Curacao)
Addax Petroleum Services Ltd (Isle of Man)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
Addax Petroleum JDZ4 Ltd (Nigeria)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum Exploration (Nigeria) Ltd (Nigeria)
Addax Petroleum Gabon Ltd (Isle of Man)
Addax Petroleum Cameroon Ltd. (Isle of Man)
Addax Petroleum Resources Nigeria Ltd. (Nigeria)
Addax Energy Nigeria Ltd (Nigeria)

Upon completion of the Acquisition, PanAfrican and Pan-Ocean UK will be direct wholly owned subsidiaries of Addax Petroleum Overseas Ltd.

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise,

combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts and a 40 per cent interest in a Joint Venture Agreement covering the following five Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API);
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90; and
  - Okwok is an offshore development property located in shallow water in OML67, adjacent to OML123.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.
- In the Joint Development Zone, Addax Petroleum has recently established a prominent equity position which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator of Block 2.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji for an interest in a Production Sharing Contract in respect of the Taq Taq field. In May 2006, the Corporation announced that it commenced drilling activities with Genel Enerji in their first jointly operated well in the Taq Taq license area.


OML124
CAMEROON
NGOSSO
OML123
OPL225
OKWOK
OPL90
2
3
4
JDZ
EQUATORIAL GUINEA
KIARSSENY
GABON
TAQ TAQ
IRAQ

The following table summarizes the production, development, exploration and new ventures properties of the Corporation.

Properties and New Ventures Summary Table

				Average Oil Production		Gross Oil Reserves[2][3]		
Country/Region	**License**	**Area[1][2]**	**Addax Petroleum's Interest**	**3 Months Ended March 31, 2006**	**2005**	**Proved**	**Proved Plus Probable**	**Proved Plus Probable Plus Possible**
		(acres)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	100	50,350	47,120	74.9	143.9	194.3
	OML124[4]	74,100	100	3,370	3,490	9.7	12.8	28.1
	OPL90	85,300	100	26,660	14,670	24.0	40.0	56.3
	OPL225	241,900	100	—	—	—	—	—
	Okwok	9,000	40	—	—	—	—	—
JDZ	Block 4	81,100	38.3	—	—	—	—	—
	Block 3	24,700	15.0	—	—	—	—	—
	Block 2	24,500	14.3	—	—	—	—	—
Cameroon	Ngosso	70,300	60	—	—	—	—	—
Gabon	Kiarsseny	571,600	42.5	—	—	—	—	—
Kurdistan	Taq Taq[4]	50,700	30	—	—	—	—	—
Total		1,323,900		80,380	65,280	108.6	196.7	278.7

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

(3) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(4) Onshore properties.

Recent Developments

The following is a summary of the significant recent developments in the business and operations of Addax Petroleum, in addition to the proposed acquisition of the Acquired Business. Additional details regarding these recent developments can be found within the description of each property.

In March 2006, Addax Petroleum entered into three Production Sharing Contracts with the Joint Development Authority for three blocks in the Joint Development Zone. The three blocks awarded were JDZ Block 4 (Addax Petroleum's participating interest of 38.3 per cent and operator), JDZ Block 3 (15.0 per cent participating interest with Anadarko as operator) and JDZ Block 2 (14.3 per cent participating interest with Sinopec as operator).

In May 2006, Addax Petroleum and Genel Enerji commenced drilling activities in the first jointly operated well in the Taq Taq License Area in the Kurdistan Region of Iraq. The commencement of drilling activities followed a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure. The well now being spudded is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent participating interest in the Okwok Property in license area OML67 following the receipt of necessary government approvals. Under the Joint Venture Agreement between Oriental Energy and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum will conduct operations at the Okwok Property in its capacity as technical advisor. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells commencing in July 2006 to confirm the commercial potential of the field. A successful appraisal program by Oriental Energy and Addax Petroleum will be followed by field development operations. First commercial oil production from the Okwok Property could commence as early as 2008.

Development and exploration activities on the Corporation's Nigeria properties is continuing at a rapid pace in 2006. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The capital expenditure program for the first three months of 2006 totalled $245.5 million and was comprised of development expenditure of $148.3 million, license acquisition expenditures of $66.0 million and exploration expenditures of $31.2 million. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or the PanAfrican assets).

Properties And New Ventures Description

Addax Petroleum's principal oil and gas properties and new venture opportunities are in the West African countries of Nigeria, Cameroon and Gabon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

Nigeria

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123). OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum is conducting operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $894 million in 2006, including $35 million of acquisition costs for the Okwok Property.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering

OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria.



BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
Producing Property
Exploration Property
New Venture Opportunity

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first three months of 2006, OML123 produced an average of 50,350 bbls/d of oil. Oil gravity ranges between 19° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OML123 to be 74.9 mmbbls and gross proved plus probable reserves to be 143.9 mmbbls. The Corporation expects production from OML123 to average approximately 53 mbbls/d in 2006 and 55 mbbls/d in 2007.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains nine producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo, Ukpam and Adanga North) and one undeveloped oil field (Kita North). There are also five unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West and Ebughu NE-A), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $443 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Average Oil Production		Gross Oil Reserves[(1)(2)]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	bbls/d	*bbls/d*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Adanga	20,810	22,350	23.6	25.2	13.8
Ebughu (and extensions)	13,810	15,590	17.4	4.3	9.2
Oron West and North Oron	13,570	7,420	24.6	23.2	0.2
Adanga North	560	–	–	11.0	12.0
Other Producing Fields	1,600	1,760	2.3	3.2	11.7
Kita North	–	–	7.0	2.2	3.5
Total	**50,350**	**47,120**	**74.9**	**69.0**	**50.4**

Notes:

(1) Proved and probable reserves as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. The Corporation is in the process of replacing the Knock Taggart with the Knock Adoon FPSO in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods with strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 130 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2008. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to an LPG FPSO, a floating central gas processing liquids storage unit comprised of LPG and condensates extraction and compression facilities and a gas delivery pipeline to the town of Calabar. The LPG FPSO is expected to produce initially approximately 150 t/d of propane, 100 t/d of butane and 1 mbbls/d of condensate. The floating central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field and will be leased. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC except for the gas delivery pipeline which will

be built and financed by the Nigerian government. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first three months of 2006, Adanga produced an average of 20,810 bbls/d of oil with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.6 mmbbls and gross proved plus probable reserves to be 48.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the OML 123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. The capital expenditure budget for 2006 includes the purchase of the TPU and refurbishing both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first three months of 2006, Ebughu produced an average of 13,810 bbls/d of oil with an average watercut of 45 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 17.4 mmbbls and gross proved plus probable reserves to be 21.7 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north eastern extensions.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first three months of 2006, Oron West and North Oron produced an average of 13,570 bbls/d with an average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.4 and 9.2 mmbbls, respectively, and gross proved plus probable reserves to be 29.1 and 18.7 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells were drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In the second half of 2006, a second wellhead platform has been installed near the

existing platform from which a further four wells were planned for the second half of 2006 comprising two horizontal production wells drilled in North Oron and one appraisal and one horizontal production well to be drilled in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. For the first three months of 2006, Aganga North produced an average of 560 bbls/d from an extended well test. Oil gravity is 19° API. As at December 31, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In the second half of 2006, the Corporation is carrying out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test was drilled in the first quarter of 2006. The Corporation plans to develop the field as a satellite to the Adanga Platform with full production expected in 2007.

Other Producing Fields (Akam, Bogi, Mimbo and Ukpam)

The Akam, Bogi, Mimbo and Ukpam fields were discovered in and have been producing since the 1980s. For the first three months of 2006, combined producing from these fields averaged of 1,600 bbls/d of oil from eight deviated and horizontal wells. Oil gravity ranges between 20 and 45° API. As at December 31, 2005, NSAI estimates gross proved reserves for these fields to be 2.3 mmbbls and gross proved plus probable reserves to be 5.5 mmbbls.

The Akam, Bogi, Mimbo and Ukpam fields are located in 10 to 40 m water depth and cover a combined area of approximately 2,090 acres (8.6 km^2). The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007, with further drilling plans contingent on the outcome of this well. No further drilling activity or significant capital expenditures are planned for the remaining three fields.

Kita North

The Kita North field was discovered in 2005 and further appraisal and development plans are in progress. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at December 31, 2005, NSAI estimates gross proved reserves for Kita North to be 7.0 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $443 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock

Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 53 mbbls/d in 2006. Addax Petroleum believes the prospective oil resources in OML123 provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $136 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $68 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $68 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. The balance of the total initial investment of $68 million is related to non associated gas production facilities, The Corporation is currently negotiating a gas sales price with NNPC.

<u>OML124</u>

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. Oil gravity ranges between 29° and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at December 31, 2005, NSAI estimates gross proved reserves for OML124 to be 9.7 mmbbls and gross proved plus probable reserves to be 12.8 mmbbls. The Corporation expects production from OML124 to average approximately 4 mbbls/d in 2006 and 5 mbbls/d in 2007.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $24 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Average Oil Production: 3 Months Ended March 31, 2006	Average Oil Production: 2005	Gross Oil Reserves[1]: Proved	Gross Oil Reserves[1]: Probable	Gross Oil Reserves[1]: Possible
	(bbls/d)	*(bbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Izombe	1,730	1,750	5.7	1.9	10.0
Ossu	1,640	1,740	4.0	1.2	5.3
Total	**3,370**	**3,490**	**9.7**	**3.1**	**15.3**

Notes:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an

export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility and an export terminal. The Corporation is completing detailed design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, 75 t/d of butane and 1 mbbls/d of condensate and approximately 35 mmcf/d of residue lean gas. The liquids products will be trucked and the residue lean gas will be sold to a local power generation plant. The Corporation expects that the condensate would be blended with oil at the Izombe Flow Station for export. Depending on prices butane and some blended propane would either be marketed locally or exported. The Corporation is negotiating a gas sales contract with NNPC.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first three months of 2006, Izombe produced an average of 1,730 bbls/d with an average watercut of 87 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.7 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. In 2006, the Corporation plans to drill an oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first three months of 2006, Ossu produced an average of 1,640 bbls/d with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.0 mmbbls and gross proved plus probable reserves to be 5.2 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. The Corporation plans to drill two production wells and work over two existing oil production wells in the Ossu field in 2006.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2007, which will be the first exploration well to be drilled by the Corporation in OML124.

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $24 million for 2006. In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $110 million of which $50 million would be incurred by Addax Petroleum to supply feed gas and $60 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the Izombe LPG plant and the export terminal. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the export terminal and the Corporation would hold the remaining 40 per cent interest. The LPG plant would be constructed and initially operated by Addax Petroleum and the export terminal would be operated by a third party. The Corporation intends to make a final investment decision regarding the LPG project in the third quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2008. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $25 million is expected to be spent by the Corporation in 2006 with the balance of $49 million to be spent in 2007. Of the Corporation's capital expenditure, the $50 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth with production from OPL90 commencing in March 2005. In the first six months of 2005, OPL90 produced an average of 26,660 bbls/d of oil. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OPL90 to be 24.0 mmbbls and gross proved plus probable reserves to be 40.0 mmbbls. The Corporation expects production from OPL90 and OPL225 to average approximately 28 mbbls/d in 2006 and 41 mbbls/d in 2007.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and four exploration prospects. OPL225 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Total capital expenditures for OPL90 and OPL225 are budgeted to be $304 million in 2006.

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225.

Field	Average Oil Production		Gross Oil Reserves[(1)]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori..................................	23,220	11,810	17.2	13.0	7.0
Nda.......................................	3,440	2,860	6.8	3.1	9.3
Total....................................	**26,660**	**14,670**	**24.0**	**16.0**	**16.3**

Note:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. The associated gas would be sold to this operator. Construction of the gas gathering pipeline is expected to take place in 2007 or 2008. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the first three months of 2006, the Okwori field produced an average of 23,220 bbls/d of oil with an average watercut of 4 per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Okwori field to be 17.2 mmbbls and gross proved plus probable reserves to be 30.2 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. As of the end of June 2006, eight production wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. For the first three months of 2006, the Nda field produced an average of 3,440 bbls/d of oil with no watercut. As at December 31, 2005, based on the Nda-1 well results, NSAI estimates gross proved reserves for the Nda field to be 6.8 mmbbls and gross proved plus probable reserves to be 9.8 mmbbls.

In January 2006, Addax Petroleum finished drilling the second well in the Nda field ("**Nda-2**"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. Addax Petroleum expects that the January 2006 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the NSAI Reserve Report and therefore are not reflected in the NSAI Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

During 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation processed a 870 km^2 3D seismic survey during early 2006 and will look to identify further exploration drilling opportunities.

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $304 million in 2006. These expenditures are expected to increase production from approximately 15 mbbls/d in 2005 to approximately 28 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Additionally, the Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before mid 2008.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok Property and will conduct operations in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum has made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date and no reserves booked from the Okwok Property.

Production Facilities

Addax Petroleum believes that there are significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells with the GSF High Island IX drilling rig, commencing in July 2006, to confirm the commercial potential of the field. A successful appraisal program will be followed by field development operations.

Budgeted Capital Expenditures

The development of the Okwok Property commenced in 2006 and the Corporation's capital expenditures are budgeted to be $81 million in 2006, including the farm in fee of $35 million paid by Addax Petroleum to Oriental Energy. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property as early as 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements.

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[(1)]

	3 Months Ended March 31, 2006	Year Ended December 31, 2005	2004	2003
Sales and Marketing Volumes (mmbbls)				
Antan Blend[(2)]	4.2	17.3	13.0	11.8
Brass River Blend	0.2	1.2	1.3	2.2
Okwori Blend	2.2	4.5	–	–
Dated Brent Crude Price ($/bbl)	61.75	54.38	38.22	28.84
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[(2)]	57.14	50.71	36.56	27.49
Brass River Blend	62.81	54.82	39.37	29.10
Okwori Blend	63.56	60.23	–	–
Premium/(Discount) to Brent Crude ($/bbl)[(1)]				
Antan Blend[(2)]	(4.90)	(3.84)	(1.88)	(1.27)
Brass River Blend	0.90	0.27	0.49	0.39
Okwori Blend	1.91	1.04	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that

the formal grant of OML123 and OML124 supersedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2).

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea. The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

JDZ Properties

During 2005 and 2006, Addax Petroleum built a prominent equity position in the JDZ which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Production Sharing Contacts for all three blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 and while Anadarko is the operator of Block 3 and Sinopec is the operator on Block 2.

A summary of the Corporation's holdings in this highly prospective region together with various payments and obligations is provided in the following table.

Block	Net Acres	Addax Petroleum's Participating Interest	Operator	Payments by Addax Petroleum: Signature Bonuses	Payments by Addax Petroleum: Acquisition Payments	Partner's Interest Carried by Addax Petroleum	Minimum Work Program to be Funded by Addax Petroleum
	(acres)	(%)		($ million)	($ million)	(%)	($ million)
2	24,500	14.33	Sinopec	8.3	6.8	7.33	6.1
3	24,700	15.00	Anadarko	2.0	7.5	10.00	7.5
4	81,100	38.30	Addax Petroleum	28.4	28.0	17.70	29.7
Totals	130,300			38.7	42.3		43.3

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ

consortium. Addax Petroleum entered into a participating agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent participating interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, signed a PSC with the JDA. Further, in April 2006, Addax Petroleum increased its participating interest in Block 4 to 38.3 per cent by acquiring the 5 per cent participating interest held by Overt Ventures Ltd.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participating agreement with ERHC relating to Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent participating interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

Also in March 2006, the Corporation signed a PSC with the JDA and a participating agreement with ERHC relating to Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 14.33 per cent participation interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

Cameroon

<u>*Ngosso Property*</u>

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage. The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Government of Cameroon has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

Until recently, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso Property itself was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property by that date. The power transfer process was essentially completed in early 2006 which then allowed the Corporation to conduct a seismic acquisition program. In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and will perform a detailed evaluation of the seismic data over the balance of this year. Addax Petroleum intends to drill two commitment wells in the first half of 2007, subject to rig availability, based on the six prospects and leads identified to date.

On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension.

The Corporation's capital expenditures for Ngosso are budgeted to be $14 million in 2006, primarily for the 3D seismic acquisition program and related evaluation.

Gabon

Kiarsseny Property

In January 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny is budgeted to be $1 million in 2006.

Kurdistan Region of Iraq

Taq Taq Property

Overview

In July 2005, Addax Petroleum entered into the Genel Farm-in with Genel Enerji, a majority owned subsidiary of the Cukurova Holdings Group of Turkey, for a 30 per cent share of Genel Enerji's interest in the Taq Taq Production Sharing Agreement. The Taq Taq PSA provides Genel Enerji with the exclusive right to conduct petroleum operations in Taq Taq as contractor for the property. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The gross field area of Taq Taq is approximately 169,000 acres (680 km^2).

Genel Farm-in

Genel Enerji entered into the Taq Taq PSA with the Kurdistan Regional Government in January 2004. Under the Genel Farm-in, Genel Enerji has agreed to assign to Addax Petroleum a 30 per cent share of Genel Enerji's interest in the Taq Taq PSA. Under the terms of the Genel Farm-in Addax Petroleum is required to fund 100 per cent of an initial work program to a maximum aggregate cost of $74 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Taq Taq PSA, and after deduction of a total of $50 million pre-funded by way of work program contribution and loan. See "Risk Factors".

Taq Taq License Area

The Taq Taq License Area is in the Zagros basin where large, elongated anticlines dominate. The field was discovered in 1978 by the drilling of the first well, which was drilled to a depth of approximately 4,000 m. The well was drilled on the crest of the structure and is reported to have tested oil at rates of up to 5,000 bbls/d. Test results indicate the presence of a gross oil column in excess of 470 m. The Cretaceous reservoir contains a high quality, light crude oil with gravity in excess of 47° API. The second Taq Taq well, drilled in 1978 close to the first well, was a shallow well and tested oil at a reported rate of 1,000 bbls/d at a depth of approximately 600 metres, with oil of a medium gravity (24° API). A third well was drilled in 1980 two kilometres southwest of the original well to test the flank of the structure. Results from the third well were inconclusive as the well was suspended due to technical difficulties.

The active wells on the Taq Taq License Area are currently producing approximately 1,200 bbls/d of oil on an intermittent basis. Continuous production is not always possible because of the lack of oil transportation trucks. Current production treatment facilities consist of two vertical oil and gas separators in series for two-stage separation, feeding

into an atmospheric oil storage facility consisting of three horizontal tanks. The current method of delivery is via daily tanker truck to a local small-scale oil refinery and a cement factory. All current oil production is provided to the local government under the terms of the Taq Taq PSA.

The first phase of development of the Taq Taq License area commenced in late 2005 and in early 2006, Addax Petroleum and Genel Energy completed a 270 km 2D seismic acquisition campaign to define the extent of the Taq Taq structure. Addax Petroleum and Genel Enerji then commenced drilling activities in the first jointly operated well in the Taq Taq License Area in May 2006. This well is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations. This well is the first of a three well drilling program which Addax Petroleum and Genel Enerji commenced as part of the first phase of development and is in response to the urgent local energy requirements of the Kurdistan Region of Iraq and in fulfillment of a request from the regional authorities to expeditiously satisfy those needs. The objectives of the first phase of development are to establish and secure productive capacity of approximately 20 mbbls/d as well as collecting subsurface data to prepare for future full field development.

Based on initial mapping of the Taq Taq structure, Addax Petroleum's preliminary range estimate of oil in place is approximately 900 mmbbls to 3,500 mmbbls with an expected target of 2,100 mmbbls. The completion of the three well drilling program in the first development phase is anticipated to confirm the commercial potential of the Taq Taq License Area. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq License Area would require the construction of a pipeline for the export of oil production. Addax Petroleum and Genel Enerji, together with the Kurdistan Regional Government, are currently studying a proposed 255 km pipeline through the Kurdistan Region of Iraq which would permit the export of oil to Silopi in Turkey, for delivery to Ceyhan on the Mediterranean coast of Turkey. The proposed export pipeline would be subject to negotiation between Addax Petroleum and Genel Enerji and the Kurdistan Regional Government.

Capital expenditures for the Taq Taq Property are budgeted to be $51 million in 2006. Under the terms of the Genel Farm-in, Addax Petroleum will fund all initial phase expenditures up to a maximum of $74 million.

2006 Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2006.

	2006 ($ Millions)				
Existing Reserves/Licenses (Oil)	**Drilling**	**Development Facilities & Other**	**Total Development & Drilling**	**Exploration & Other**	**Total**
OML 123	$120	$292	$412	$31	$443
OPL 90	$141	$100	$241	$63	$304
OML124	$18	$6	$24	-	$24
Total Existing Reserves/Licenses	$279	$398	$677	$94	$771
Prospective Resources					
JDZ ($81 million acquisition costs)	-	-	-	$104	$104
Cameroon	-	-	-	$14	$14
Gabon	-	-	-	$1	$1
Total Prospective Resources	-	-	-	$119	$119
Contingent Resources					
Nigeria Gas	-	-	-	$42	$42
Taq Taq	-	-	-	$51	$51
Okwok ($35 million acquisition costs)	-	-	-	$81	$81
Total Contingent Resources	-	-	-	$174	$174
Addax Petroleum Total	$279	$398	$677	$387	$1,064

Other New Venture Opportunities

Addax Petroleum has exploration properties in Cameroon and Gabon, and may also pursue other opportunities as they arise in West African countries such as Guinea, Angola, Congo, Chad and Cote d'Ivoire, North African countries such as Algeria, Libya and Middle East countries such as Egypt, Iraq and Iran.

Fiscal Terms - Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs



Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
NNPC
Addax Petroleum
Capital Cost Oil
Profit Oil

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbls/d)					
Water Depth	**<2,000**	**2,000-5,000**	**5,000-10,000**	**10,000-15,000**	**15,000-25,000**	**>25,000**
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore..................	5.0	7.5	15.0	20.0	20.0	20.0
<100........................	2.5	2.5	7.5	12.5	18.5	18.5
100-200..................	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	30	70
40 and <75	45	55
75 and <100	55	45
100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	20	80
40 and <75	35	65
75 and <100	45	55
100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		**With Capital Expenditure**	
		Year 1	**Years 2 to 5**	**Year 1**	**Years 2 to 5**
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**

	Without Capital Expenditure		With Capital Expenditure	
	Year 1	Years 2 to 5	Year 1	Years 2 to 5
Oil Allocation of Total PSC Revenue:				
Cost Oil	20.0	20.0	40.0	40.0
Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
Royalty Oil	10.0	10.0	10.0	10.0
Tax Oil	99.6	99.6	61.8	87.6
Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
NDDC levy and education tax	4.0	4.0	6.9	4.0
Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend.

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

≤2 (%)	2-5 (%)	5-10 (%)	10-15 (%)	15-25 (%)	25 (%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

FINANCING OF THE ACQUISITION

Addax Petroleum intends to finance the CDN$1.605 billion cash purchase price of the Acquisition, the net debt of approximately CDN$30 million to be assumed under the Acquisition and the fees and expenses related to the Acquisition, estimated to be CDN$•, for a total of approximately CDN$• through a combination of all or some of (i) the net proceeds of this offering; (ii) cash from treasury (as at March 31, 2006, Addax Petroleum had cash on hand and short term investments totalling $249 million); (iii) draw downs under the $1.0 billion Revolving Credit Facility; and (iv) if required, a draw down under the $450 million Term Credit Facility.

Acquisition Facility

For the purposes of financing the Acquisition, Addax Petroleum obtained commitments from certain Canadian chartered and non-Canadian chartered banks (collectively the "**Lenders**"), for a senior secured acquisition facility (the "**Acquisition Facility**") consisting of: (i) a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition (the "**Revolving Credit Facility**"); and (ii) a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the purchase price payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition (the "**Term Credit Facility**").

The proceeds of the Acquisition Facility are to be used to fund in part the purchase price under the Acquisition, pre-pay in full all existing debt facilities of Addax Petroleum (on a consolidated basis after giving effect to the Acquisition) and for ongoing operating and working capital requirements and other general corporate purposes. Addax Petroleum intends to terminate the Credit Facility upon entering into definitive documentation with respect to the Acquisition Facility. In the event Addax Petroleum draws down on the Term Credit Facility it will be required to use its commercially reasonable efforts to issue debt and/or equity securities in order to generate sufficient proceeds to refinance (in whole) the amount outstanding under the Term Credit Facility and the Lenders will have the ability at any time from and after 135 days after the closing date of the Acquisition to cause Addax Petroleum to issue debt or equity securities on terms and conditions satisfactory to the Lenders in order to refinance (in whole) the amount outstanding under the Term Credit Facility.

The funding of the Acquisition Facility is subject to customary conditions and the execution of definitive documentation. Conditions to drawdown are expected to contain standard provisions, as well as a requirement that Addax Petroleum shall have a maximum ratio of total financial indebtedness to annualized consolidated earnings before interest, taxes, depreciation and amortization ("**EBITDA**"), a minimum ratio of EBITDA to total interest expense and a minimum current ratio.

Addax Petroleum anticipates that the definitive documentation for the Acquisition Facility will contain customary terms, conditions and covenants, including negative covenants with respect to incurring additional indebtedness and/or granting security or encumbrances over assets without the prior written consent of the Lenders. Addax Petroleum expects that the Acquisition Facility will contain restrictive covenants, which will limit the discretion of management with respect to certain business matters. These covenants are expected to place restrictions on, among other things, the ability of Addax Petroleum to incur financial indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. It is expected that the Acquisition Facility will be secured by a conventional security charging the material property and assets of Addax Petroleum. It is anticipated that APNV, Addax Petroleum Overseas Ltd., PanAfrican and, if Addax Petroleum uses a special purpose company to effect the Acquisition and to borrow funds under the Acquisition Facility, such special purpose company will be required to provide performance, payment and indemnity guarantees to the Lenders.

Addax Petroleum expects that it will be required to make certain mandatory repayments on any amounts drawn under the Acquisition Facility, including prepayment of any net proceeds from (a) any permitted asset disposals, (b) any insurance proceeds assigned to the Lenders in the event such proceeds are not committed for use to repair or replace assets, (c) any amount to be paid pursuant to a claim under the Arrangement Agreement or in respect of a due diligence report and (d) the Permanent Financing (defined below). It is the intention of Addax Petroleum and the Lenders that the Acquisition Facility will be refinanced by a permanent financing which may involve any combination of (i) senior secured bank financing, (ii) issuance(s) of straight or convertible bonds, notes or other debt and (iii) further issuances of equity (collectively a "**Permanent Financing**"). See "Risk Factors — Risks Related to the Acquisition".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum as at March 31, 2006, and as at March 31, 2006 after giving effect to the Offering and the Acquisition.

	Authorized	Outstanding as at March 31, 2006	Outstanding as at March 31, 2006, After Giving Effect to the Offering and the Acquisition(3)(4)(5)(6)
Debt(1)			
Short term debt	–	$0	$ •
Long term debt	–	$0	$• million(4)(5)
Total debt	–	$0	$• million(4)(5)
Share Capital(2)(5)			
Common Shares	Unlimited	$391 million (140,100,100 shares)	$• (• shares) (4)
Preferred Shares	Unlimited	$0 (nil shares)	$0 (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks, Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) The net proceeds to the Corporation from the offering of Subscription Receipts are estimated to be $• based on the issuance of • Subscription Receipts for aggregate gross proceeds of $• less the Underwriters' fee of $• and expenses of the offering estimated to be $•. The net proceeds, gross proceeds, Underwriters' fee and expenses have been converted into U.S. dollars based on an exchange rate of CDN$1 equals $•. Assumes no exercise of the Over-Allotment Option.

(4) Assumes that the Acquisition has been completed and that the • Subscription Receipts have been converted into • Common Shares.

(5) See "Financing of the Acquisition".

(6) Assumes that $• will be drawn under the Revolving Credit Facility, $• will be drawn down under the Term Credit Facility and CDN$30 million ($• million) of net debt will be assumed by Addax Petroleum under the Acquisition and immediately repaid.

DIVIDENDS

Addax Petroleum intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility and under the Acquisition Facility on the ability of Addax Petroleum and/or APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum intends to pay its first quarterly dividend for the quarter ending June 30, 2006. Holders of Subscription Receipts will be entitled to a Special Payment per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Subscription Receipts hereunder are estimated to be CDN$• (CDN$• if the Over-Allotment Option is exercised in full) after deducting the fee payable to the Underwriters and the estimated expenses of the offering. The net proceeds will be used to fund a portion of the purchase price of the Acquisition.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Subscription Receipt Agreement governing the terms of the Subscription Receipts.

The Subscription Receipts will be issued at the closing of the offering pursuant to the Subscription Receipt Agreement. Subscription Receipts will be represented by a global certificate issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-entry only system and will be deposited with CDS on the date of the closing of the Offering. A holder of a Subscription Receipt will not be entitled to a certificate evidencing that person's interest in or ownership of a Subscription Receipt, and will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that the Subscription Receipts have been issued. The Escrowed Funds will be delivered to and held by the Escrow Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, the Escrowed Funds and any interest earned thereon, less any amount required to pay any Special Payment (as defined below), will be released to the Corporation concurrently with the closing of the Acquisition and holders of Subscription Receipts will receive, without payment of additional consideration or further action, one Common Share for each Subscription Receipt held on the Acquisition closing date, together with the Special Payment, if any. Common Shares issued upon exchange of the Subscription Receipts will be represented by a global certificate issued in registered form to CDS or its nominee under the book-entry only system and will be deposited with CDS. No holder of a Common Share will be entitled to a certificate evidencing that person's interest in or ownership of a Common Share, and a holder of Subscription Receipts will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that Common Shares have been issued.

Forthwith upon closing of the Acquisition, the Corporation will execute and deliver to the Escrow Agent a notice thereof, and will issue and deliver the Common Shares to the Escrow Agent. Contemporaneously with the delivery of such notice, the Corporation will issue a press release specifying that the Common Shares have been issued.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the Arrangement Agreement is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and Special Payment (if any) paid upon the completion of the Acquisition.

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006 and holders of Subscription Receipts become entitled to receive Common Shares pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts on the Acquisition closing date will also be entitled to receive an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash distributions of the Corporation for which record dates have occurred during the period from the closing date of the Offering to the date immediately preceding the date Common Shares become issuable pursuant to the Subscription Receipts. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount (the "**Adjustment Amount**") of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount as a purchase price adjustment. If holders of Subscription Receipts become entitled to receive Common Shares, the Escrow Agent and the Corporation will pay the Special Payment to holders on the later of the third business day after the Acquisition closing date and the date the corresponding distribution is paid to shareholders.

Holders of Subscription Receipts will not have any voting or pre-emptive rights or other rights as shareholders and will not be entitled to receive any Special Payment in respect of such Subscription Receipts prior to the conversion of the Subscription Receipts into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. The Subscription Receipt Agreement contains certain customary anti-dilution provisions.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under this offering will have a contractual right of rescission following the issuance of Common Shares to such purchasers upon the conversion of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation provided such remedy for rescission is exercised within 180 days of closing of this offering.

From time to time while the Subscription Receipts are outstanding, the Corporation, the Underwriters and the Escrow Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement will provide for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of a resolution approved by more than 66⅔% of the votes cast in person or by proxy by Subscription Receipt holders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell to the Underwriters • Subscription Receipts, and the Underwriters have severally agreed to purchase such Subscription Receipts at a price of CDN$• per Subscription Receipt, on •, 2006 or such other date on or prior to •, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment by the Underwriters to the Corporation on closing of CDN$• per Subscription Receipt. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of CDN$• per Subscription Receipt for Subscription Receipts issued and sold by the Corporation, for an aggregate fee payable by the Corporation to the Underwriters of CDN$•, in consideration for their services in connection with the offering. The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount paid upon closing of this offering. The terms of the offering were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the offering price of CDN$• per Subscription Receipt, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering. This prospectus qualifies for distribution the issue of the Over-Allotment Option and any Subscription Receipts and Common Shares (as the case may be) that are issued pursuant to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Corporation (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. The fee payable to the Underwriters pursuant to the exercise of the Over-Allotment Option will be paid as to 50% on closing of the Over-Allotment Option and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the exercise of the Over-Allotment Option will be reduced to the amount paid upon closing of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Corporation has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The directors and senior officers of Addax Petroleum have agreed they will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be

unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following closing of this offering.

Addax Petroleum has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale any Common Shares (or any securities giving the right to acquire Common Shares), other than the issuance of Common Shares pursuant to the exercise of the Over-Allotment Option or conversion of Subscription Receipts, or agree to or announce the intention to do so at any time prior to the date which is 90 days following closing of this offering.

The Corporation has applied to list the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts on the TSX. Listing will be subject to Corporation fulfilling all of the listing requirements of the TSX.

The Subscription Receipts offered hereby and the Common Shares issuable pursuant to the Subscription Receipts have not been and will not be registered under the *United States Securities Act of 1933*, as amended and, subject to certain exceptions, may not be offered or sold within the United States. Each of the Underwriters has agreed that it will not, subject to certain exceptions, offer, sell or deliver Subscription Receipts within the United States.

RELATIONSHIP BETWEEN THE CORPORATION AND RBC DOMINION SECURITIES INC. AND SCOTIA CAPITAL INC.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the Corporation under the Term Credit Facility which may be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. and Scotia Capital Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition.

As at July 31, 2006, no amounts were owing to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Subscription Receipts and the determination of the terms of the distribution were made solely through negotiations among the Corporation and the Underwriters. None of the lenders under the Credit Facility or the Term Credit Facility had any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, RBC Dominion Securities Inc. and Scotia Capital Inc. will receive their respective share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum , to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

TRADING HISTORY

The outstanding Common Shares are traded on the TSX under the trading symbol "AXC". The following table sets forth the closing price range and trading volume for the periods indicated as reported by the TSX.

Period	High (CDN$)	Low (CDN$)	Volume
February 8 - February 28, 2006	23.00	19.50	11,555,730
March 1 - March 31, 2006	28.30	23.71	3,211,200
April 3 - April 28, 2006	31.00	28.23	3,829,423
May 1 - May 31, 2006	29.82	25.75	4,207,449
June 1 - June 30, 2006	28.85	24.19	2,042,417
July 1 – July 28, 2006	29.85	26.25	1,599,794

On July 28, 2006, the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.30.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel for the Corporation, and Fraser Milner Casgrain LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts pursuant to this offering and Common Shares in exchange for Subscription Receipts and who, for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of the Corporation and the Underwriters (a "**Holder**").

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "**Regulations**"), and counsel's understanding, based on publicly available published materials, of the current administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative or assessing practice or policy whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to Holders who at all relevant times are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "**Resident Holder**"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares and all other "Canadian securities," as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of the Subscription Receipts. This summary is not applicable to a purchaser that is a "financial institution", as defined in the Tax Act, for purposes of certain rules applicable to securities held by financial institutions, "specified financial institutions," as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

If a Special Payment is received by a Resident Holder in respect of a Subscription Receipt, the portion thereof that is interest from the Escrowed Funds will be required to be included in computing such Resident Holder's income.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of Common Shares pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years subject to and in accordance with the provisions of the Tax Act.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include the amount paid by the Resident Holder for the Subscription Receipt. Where a Special Payment is paid in respect of a Subscription Receipt, any portion thereof that is an Adjustment Amount will be treated as a reduction of the amount paid for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by a Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. If Proposed Amendments are enacted as proposed, such dividend should qualify as an "eligible dividend." Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay under Part IV of the Tax Act a refundable tax of $33^{1/3}$% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The taxation of capital gains and losses is described above under "Disposition of Subscription Receipts". The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional $6^{2/3}$% refundable tax on certain investment income, including taxable capital gains and interest.

Non-Residents of Canada

The following portion of the summary applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Subscription Receipts or Common Shares in a business carried on in Canada (a "**Non-resident Holder**"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders or if a Special Payment is made to the Holders, a Non-resident Holder may be subject to Canadian withholding tax under the Tax Act on amounts of interest paid or credited to the Non-resident Holder. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share, unless the Subscription Receipt or Common Share, as the case may be, constitutes "taxable Canadian property" of the Non-resident Holder. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the relevant time, the Subscription Receipts and Common Shares, as the case may be, will not constitute "taxable Canadian property" to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of shares of the Corporation at any time within the sixty-month period that ends at the particular time. Non-resident Holders for whom Subscription Receipts or Common Shares may constitute taxable Canadian property should consult their own tax advisors.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 110,000,100 Common Shares representing approximately 78.5 per cent of the 140,100,100 issued and outstanding Common Shares.

In May 2006 AOG held an extraordinary meeting of its shareholders and proposed a reorganization of AOG (the "**Reorganization**") that provided AOG shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. AOG shareholders agreed to exchange AOG shares for approximately 45 million Common Shares. Such Common Shares will be transferred in equal installments over a five month period commencing in August 2006. AOG shareholders entitled to approximately 70% of these shares (representing approximately 31.5 million Common Shares) have agreed to defer delivery of any Common Shares pursuant to the Reorganization for a period of 90 days after the closing of this offering.

Following the Reorganization (but not taking into account any Common Shares issued pursuant to the offering) the shareholding percentage of AOG in the Corporation will be reduced to approximately 45% (or to approximately 65 million Common Shares). AOG has agreed not to offer or sell any Common Shares (or issue, offer or sell any securities giving the right to acquire Common Shares) without the prior consent of RBC Dominion Securities Inc., Merrill Lynch

Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, or agree to or announce the intention to do so at any time prior to the date which is 90 days after the closing of this offering.

RISK FACTORS

An investment in the securities of the Corporation involves a high degree of risk. An investor should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference into this short form prospectus including the *pro forma* consolidated financial statements set forth in Appendix "A" before purchasing any of the Subscription Receipts hereunder. In addition to historical information, the information in this short form prospectus contains "forward looking" statements about the Corporation's future business and performance. See "Reader Advisory Regarding Forward Looking Statements." The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this short form prospectus. Risk factors relating to the Corporation's business assume the Arrangement is completed and include risks related to the Acquired Business. Accordingly, references to the "Corporation" under this "Risk Factors" section of the prospectus shall include and be deemed to include a reference to the Acquired Business, unless the context requires otherwise. The risks below address the material factors that management believes may affect, among other things, the Corporation's future operating results and financial performance.

Risks Relating to the Acquisition

The Arrangement may not be consummated or may not be consummated in accordance with its terms

The Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement by a requisite number of votes cast by holders of Class A Shares and Class B Shares of Pan-Ocean Energy, each voting as a separate class, the approval of the Royal Court of Jersey, and majority of the minority approval of each class. If the conditions to the Arrangement are not satisfied on or before October 31, 2006 or such later date as may be agreed by the Corporation and Pan-Ocean Energy, the Arrangement Agreement will be terminated, in which case the Arrangement will not be completed. Neither the Corporation nor Pan-Ocean Energy are obligated to extend the period for the satisfaction or waiver of the conditions to the Arrangement beyond October 31, 2006.

Should the Arrangement not be completed, the Corporation would not realize the anticipated benefits of the Arrangement including the additional growth opportunities provided by the Acquired Business. An investor should recognize that the conditions to the Arrangement may not be satisfied and the Arrangement may not be completed. In addition, the Corporation may be required to increase the consideration offered in the event it determines to exercise the right to match in accordance with the terms of the Arrangement Agreement, and this may increase the indebtedness of the Corporation and may also reduce its available cash flow.

The Corporation may not realize the anticipated benefits of the Acquisition.

The Corporation may not be able to realize the anticipated benefits of the Acquisition which could negatively impact, among other things, the growth opportunities by the Corporation and the market price of the Common Shares. The operations of the Corporation and PanAfrican may not be integrated in an efficient or effective manner and the integration of PanAfrican and the Corporation will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and costs.

There may be undisclosed liabilities associated with the Acquisition.

In connection with the Acquisition, there may be liabilities or deficiencies associated with PanAfrican, PanOcean UK and/or their assets, including environmental or tax liabilities that Addax Petroleum has not identified in its due diligence or was unable to quantify in its due diligence conducted in respect of the Acquisition. Under the Arrangement Agreement, Addax Petroleum is not indemnified for these liabilities or deficiencies. Any such material liabilities or deficiencies could have a material adverse affect on the Corporation's business, financial condition (financial or otherwise) or future prospects.

There is currently no Market for Subscription Receipts.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this short form prospectus.

The Corporation's indebtedness could adversely affect its ability to operate its business.

Addax Petroleum will incur and assume additional debt obligations in connection with the Acquisition, with a significant portion of the purchase price being funded through the Acquisition Facility. As a result, the Corporation will have significant debt service obligations which may limit its flexibility to, and may impose significant restrictions on, the Corporation's operations and business. The Corporation's indebtedness and the terms of its existing or future credit

agreements or other instruments governing its indebtedness also could make it more difficult for the Corporation to satisfy its other debt covenants and debt service, lease payment and contractual and other obligations. The Corporation's indebtedness also may increase its vulnerability to general adverse economic and industry conditions and limit its ability to obtain additional financing, to fund existing projects and additional exploration or development projects or opportunities, working capital, capital expenditures or other general corporate requirements. The Corporation's debt service obligations will reduce the availability of cash flow from operations that the Corporation can use for other purposes and may limit flexibility in planning for, or reacting to, changes in the Corporation's business, the oil and gas industry or oil prices. These restrictions and limitations may place the Corporation at a disadvantage compared to competitors with relatively lower amounts of debt and could have a material and adverse impact on the Corporation and its financial performance.

The Acquisition Facility could adversely affect the Corporation and dilute shareholders.

The Acquisition Facility will need to be repaid or refinanced in a relatively short period of time and the Corporation may be required to raise additional capital to do so. This capital raising may involve additional issuances of equity or other securities which may have a dilutive effect on the existing shareholders of the Corporation and may also substantially decrease the market price of the Common Shares. The Acquisition Facility may restrict the Corporation from taking certain actions, including the ability to declare dividends, or may limit the amount of such dividends, and may limit the ability of the Corporation to pursue certain opportunities which may be beneficial or necessary for the growth and/or sustainability of its business. If the Corporation is unable to repay or refinance the Acquisition Facility as required or is in default under the Acquisition Facility, this may have a material and adverse effect on the Corporation and its financial performance.

Risks Related to the Business of the Corporation

There are numerous risks relating to the nature of the Corporation's Business.

There are numerous factors which may affect the success of the Corporation's business which are beyond its control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain countries have exposed it to risks which may not exist for operations in North America such as political and currency risks and the Corporation may be exposed to additional risks in the future.

This business of the Corporation is subject to operating hazards and uninsured risks.

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The offshore drilling conducted by the Corporation over seas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Oil and gas operations and production are subject to numerous risks.

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and

proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

There is no guarantee that the Corporation has or will continue to have good title to its properties.

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

PanAfrican is in the process of constructing an export pipeline to ease production constraints from its Tsiengui property. The failure to complete the pipeline on time, or at all, could have a significant effect on the Corporation's aggregate production.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. the Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent

estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc and on completion of the Acquisition, the CFA Franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria and, upon completion of the Acquisition, Gabon. It is also currently pursuing exploration and development activities in Cameroon and the Kurdistan

Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria, Gabon and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The legislative framework of the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in the Kurdistan Region of Iraq.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the *Iran and Libya Sanctions Act* ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to

sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

As of the date of this prospectus, AOG owns 110,000,100 Common Shares and controls approximately 78.5 per cent of the aggregate voting shares of the Corporation prior to giving effect to this offering and prior to giving effect to the Reorganization which allows AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. After giving effect to the Reorganization but prior to giving effect to the offering, it is likely that AOG will have sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the Reorganization, AOG shareholders have agreed to defer delivery of any of the approximately 45 million Common Shares to be delivered pursuant to the Reorganization to them for a period of 90 days after the closing of this offering. In addition, AOG has agreed not to sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days after the closing of the offering without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld. The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the restrictions above. In addition, AOG or the Underwriters may choose to waive enforcement of such lock-ups. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, as of the date of this prospectus, the Subscription Receipts offered hereby and the Common Shares issued on the conversion of the Subscription Receipts, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan

or deferred profit sharing plan, in each case within the meaning of the Tax Act, provided that (i) in the case of the Subscription Receipts, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or subscriber under the governing plan of the plan trust for such plans; and (ii) the Common Shares are listed, or would become listed upon issue, on a prescribed stock exchange (which includes the TSX).

LEGAL PROCEEDINGS

Addax Petroleum is not a party to, nor are any its respective properties subject to, any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP counsel to Underwriters, Netherland, Sewell & Associates, Inc., McDaniel & Associates Consultants Ltd. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum or any of its respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Subscription Receipts) less than one per cent of the securities of Addax Petroleum and its respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or of any of its respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Such additional information is not, and will not be deemed to be, incorporated by reference into this prospectus except as and only to the extent explicitly provided for under the heading "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of **Addax Petroleum Corporation**:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "APC" to the unaudited consolidated financial statements of the Corporation as at March 31, 2006 and for the three months then ended, and to the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PanAfrican" to the unaudited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited for the year then ended, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the pro forma adjustments; and

    (b) whether the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

4. The officials:

    (a) described to us the basis for determination of the pro forma adjustments; and

    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "PanAfrican" as at March 31, 2006 and for the three months ended March 31, 2006, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August • 2006

•
Chartered Accountants

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
ASSETS				
Current				
Cash and cash equivalents	249,223	19,105	•	•
Accounts receivable	123,107	21,532	-	144,639
Inventories	89,476	3,156	-	92,632
Prepaid expenses	35,345	-	-	35,345
Total Current Assets	**497,151**	**43,793**	•	•
Future income taxes	137,267	-		137,267
Deferred financing charges	4,355	-		4,355
Goodwill	-	-	899,740	899,740
Property, plant and equipment	612,300	201,664	506,036	1,320,000
	753,922	**201,664**	**1,405,776**	**2,361,362**
TOTAL	**1,251,073**	**245,457**	•	•
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	293,183	35,781	-	328,964
Income taxes payable	215,623	3,354	-	218,977
Total Current Liabilities	**508,806**	**39,135**	-	**547,941**
Asset retirement obligations	25,834	19,002	-	44,836
Future income taxes	80,266	10,603	183,763	273,362
Other long-term liabilities	8,423	-	-	8,423
Long-term debt	-	-	•	•
	114,523	**29,605**	•	•
Shareholders' equity				
Share capital	391,060	-	•	•
Retained earnings	236,684	176,717	(177,987)	236,684
	627,744	**176,717**	•	•
	1,251,073	**245,457**	•	•

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2006
(US $000's)
(unaudited)

	APC	**PanAfrican**	**Pro Forma Adjustments**	**Pro Forma**
REVENUE				
Petroleum sales	394,161	59,626	-	453,787
Royalties	(73,268)	(11,395)	-	(84,663)
Net sales	320,893	48,231	-	369,124
Other income	1,233	130	-	1,363
Total net revenue	**322,126**	**48,361**	-	**370,487**
EXPENSES				
Operating	47,269	10,700	-	57,969
General and administrative	3,276	1,165	-	4,441
Pre-acquisition	11,912		-	11,912
Interest on long-term debt	1,209		•	•
Other interest and finance charges	(362)	255	-	(107)
Depletion, depreciation and accretion	57,447	9,692	10,603	77,742
Foreign exchange loss (gain)	57	362	-	419
Total expenses	**120,808**	**22,174**	•	•
Income before provision for income taxes	**201,318**	**26,187**	•	•
Provision for income taxes				
Current	(84,109)	(11,006)	•	•
Future	(60,710)	(475)	3,711	(95,115)
	(144,819)	(11,481)	•	•
Net income	**56,499**	**14,706**	•	•
Earnings per share, basic and diluted (note 3)				•

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,219,128	177,571	-	1,396,699
Royalties	(211,005)	(38,367)	-	(249,372)
Net sales	1,008,123	139,204	-	1,147,327
Other income	5,032	208	-	5,240
Total net revenue	**1,013,155**	**139,412**	-	**1,152,567**
EXPENSES				
Operating	152,704	34,445	-	187,149
General and administrative	16,495	4,763	-	21,258
Pre-Acquisition expense	16,336	-	-	16,336
Interest on long-term debt	3,638	-	•	•
Other interest and finance charges	1,279	-	-	1,279
Depletion, depreciation and accretion	170,298	21,140	45,470	215,768
Impairment of property, plant and equipment	3,162	-	-	3,162
Foreign exchange loss (gain)	204	(697)	-	(496)
Total expenses	**364,116**	**59,651**	•	•
Income before provision for income taxes	**649,039**	**79,761**	•	•
Provision for income taxes				
Current	(349,057)	(29,151)	•	•
Future	(93,912)	(5,094)	15,915	(83,091)
	(442,969)	(34,245)	•	•
Net income	**206,070**	**45,516**	•	•

Earnings per share, basic and diluted (note 3)	•

Addax Petroleum Corporation
Notes to Pro Forma Consolidated Financial Statements
December 31, 2005 and March 31, 2006
(unaudited)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2005 (collectively, the "**pro forma financial statements**") of Addax Petroleum Corporation ("the **Corporation**" or "**APC**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the offering of subscription receipts of the Corporation.

The pro forma financial statements have been prepared from and should be read in conjunction with the:

- Audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005;
- Unaudited consolidated financial statements of the Corporation as at March 31, 2006 and 2005 and for the three month periods ended March 31, 2006 and 2005;
- Audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004; and
- Unaudited consolidated financial statements of PanAfrican as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the preparation of Addax Petroleum N.V.'s audited consolidated financial statements as at and for the year ended December 31, 2005. As a result of the acquisition of Addax Petroleum N.V. by the Corporation on February 16, 2006, the historical financial statements of the Corporation are those of Addax Petroleum N.V.

Other information which was available at the time of preparation of the pro forma financial statements has also been considered. In the opinion of management, these pro forma financial statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the pro forma financial statements are not necessarily indicative of the results of operations expected in future periods.

2. Pro forma adjustments

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006, while the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005:

2.1 Issuance of • common shares of the Corporation on conversion of • subscription receipts for net proceeds of **$•**.

2.2 Assumption of $• in debt.

2.3 Acquisition of all the outstanding shares of PanAfrican for $1.4 billion financed from the proceeds discussed in 2.1 and 2.2 above as well as available cash in the Corporation.

2.4 Depletion and future income taxes are adjusted for the fair value increase of property, plant and equipment in PanAfrican as a result of the acquisition described in 2.3 above.

2.5 Interest expense and current income taxes are adjusted for the increase in debt described in 2.2 above.

3. Earnings per share

Pro forma earnings per share for the three months ended March 31, 2006 and year ended December 31, 2005 have been calculated using • common shares outstanding.

APPENDIX "B"
AUDITED ANNUAL FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
July 28, 2006

Consolidated Income Statements

(US$000)	Note	Year ended 31 December 2005	Period ended 31 December 2004
REVENUES			
Gross revenues		**177,571**	59,585
Royalties and burdens		**(38,367)**	(12,884)
Other income		**208**	71
Net revenues	**3**	**139,412**	46,772
EXPENSES			
Operating		**(24,574)**	(9,115)
Production sharing		**(3,507)**	(908)
Transportation and selling		**(6,364)**	(2,438)
General and administrative		**(4,763)**	(1,958)
Foreign exchange gain (loss)		**697**	(350)
Depletion, depreciation and accretion		**(21,140)**	(8,752)
PROFIT BEFORE INCOME TAXES		**79,761**	23,251
INCOME TAXES	**5**		
Current		**(29,151)**	(8,209)
Deferred		**(5,094)**	(1,503)
		(34,245)	(9,712)
PROFIT FOR THE PERIOD		**45,516**	13,539

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(US$000)	Note	As at 31 December 2005	As at 31 December 2004
ASSETS			
Current assets			
Cash and cash equivalents		**25,773**	15,553
Trade and other receivables		**14,948**	28,986
Inventories	**6**	**6,905**	2,981
		47,626	47,520
Non current assets			
Petroleum and natural gas properties	**7**	**186,382**	103,402
		234,008	150,922
LIABILITIES			
Current liabilities			
Trade and other payables		**43,185**	24,247
Non current liabilities			
Deferred income taxes	**5**	**10,128**	5,034
Provision for abandonment	**8**	**18,684**	5,146
SHAREHOLDER'S EQUITY			
Capital stock	**10**	**-**	-
Reserves		**162,011**	116,495
		162,011	116,495
Subsequent event (note 14)			
Commitments (note 11)			
		234,008	150,922

See accompanying Notes to the Consolidated Financial Statements

The Consolidated Financial Statements were approved by the Board on 28th July 2006

(Signed) *"Stephen Huckerby"*
Director

(Signed) *"Paul Keyes"*
Director

Consolidated Statements of Cash Flows

(US$000)	Year ended 31 December 2005	Period ended 31 December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**45,516**	13,539
Adjustments for:		
Depletion, depreciation and accretion	**21,140**	8,752
Deferred taxation	**5,094**	1,503
Funds from operations before working capital changes	**71,750**	23,794
Decrease in trade and other receivables	**14,038**	6,318
Increase in inventories	**(2,159)**	(79)
Increase (decrease) in trade and other payables	**13,076**	(8,822)
Net cash from operating activities	**96,705**	21,211
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(92,347)**	(25,714)
Increase in trade and other payables	**5,862**	14,381
Net cash used in investing activities	**(86,485)**	(11,333)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing loan	**-**	(1,663)
Net cash provided by financing activities	**-**	(1,663)
Net change in cash and cash equivalents	**10,220**	8,215
Cash and cash equivalents at start of period	**15,553**	7,338
Cash and cash equivalents at end of period	**25,773**	15,553

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Changes in Shareholder's Equity

(US$000)	Note	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 6 August 2004	10	-	91,533	11,423	102,956
Profit for the period		-	-	13,539	13,539
Balance as at 1 January 2005		-	**91,533**	**24,962**	**116,495**
Profit for the year		-		45,516	45,516
		-	**91,533**	**70,478**	**162,011**

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements
(tabular amounts in US$000, except where noted)

PanAfrican Energy Corporation (Mauritius) Limited ("PAEM" or the "Company") is an international energy company engaged in the exploration, production and marketing of oil and natural gas. The Company is incorporated and registered in Mauritius. On behalf of the Board, the Consolidated Financial Statements were approved on 28th July 2006.

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The transaction was recorded at the book value of the assets in PanOcean.

1. BASIS OF PREPARATION

The Consolidated Financial Statements, as well as the financial statements of the parent and subsidiaries, are measured and presented in US dollars on the basis that this reflects the currency in which the main operating cash flows arise. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

a) Basis of consolidation

(i)The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The Consolidated Financial Statements are prepared on the historical cost basis and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

(ii) Transactions eliminated upon consolidation
Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the Consolidated Financial Statements.

b) Foreign currency

Foreign currency transactions are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Non-monetary items are translated at historic rates, unless such items are carried at market value, in which case they are translated using the exchange rates that existed when the values were determined. Any resulting exchange rate differences are taken to the income statement.

c) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs are accumulated in the Company's one cost centre, Gabon Africa.

These capitalized costs together with production and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved petroleum and gas reserves as determined by independent reservoir engineers. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the lower of cost and market of unproved properties. A risk free interest rate is used to arrive at the net present value of future cash flows. The carrying value of petroleum and natural gas properties in excess of the future cash flows is recorded as a permanent impairment.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Substantially all exploration and production activities are conducted jointly with others. Accordingly, the accounts reflect only the Company's proportionate interest in such activities.

d) Depreciation

Depreciation in respect of non-petroleum assets is charged to the income statement on a straight-line basis over the estimated useful economic lives of each class of asset. Land is not depreciated. The estimated useful lives are as follows:

Leasehold improvements	Over Remaining life of the lease
Plant and equipment	3 years
Computer equipment	3 years
Motor Vehicles	3 years
Office fixture and fittings	4 years

e) Inventories

The Company recognises oil inventory held in storage tanks at the fields, together with any oil in transit to the terminal or point of sale. They are valued at the lower of cost and net realisable value. The cost of inventory relates to the direct cost of production on an actual basis, together with the associated level of depletion and amortisation on a cost per barrel basis.

f) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less.

h) Pension

The Company does not operate a pension plan, although it does make defined contributions to employee's personal plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

i) Provision for abandonment

The Company uses the fair value method to provide for asset retirement obligations. The fair value of an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is recorded as a long-term liability, with a corresponding increase in the carrying value of the associated asset. The capitalized amount is depleted on a unit-of-production basis. The liability amount is increased each reporting period due to the passage of time with this accretion charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the asset retirement obligation. Actual asset retirement expenditures are charged against the liability to the extent of the liability recorded. Any difference between the actual costs incurred and the amount of the liability recorded is recognized as a gain or loss in earnings in the period the costs are incurred.

j) Revenue, royalties and production sharing contracts

The Company recognises revenue from crude oil and natural gas sales with a transfer of title effected upon delivery of its working interest volumes to the buyer. In the case of revenue derived from a pilot project, the revenue received is offset against the project's non-depreciable asset base.

Substantially all the Company's revenue is shared under the terms of the various Production Sharing Contracts ("PSC") with the Republic of Gabon as represented by the Ministry of Mines, Energy and Petroleum. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). The government's share of operating costs are recorded in operating expense when incurred and capital costs are recorded in Property, Plant & Equipment and are depleted using the unit-of-production method. Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of Gabon. All other government interests, other than income taxes, are considered to be government royalties and burdens.

k) Taxation

Deferred taxation is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

m) Joint interest operations

It is standard industry practice to conduct petroleum and natural gas operations jointly with other exploration and production companies and, accordingly, the Company only reflects its proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3. ACQUISITION

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The net assets acquired were recorded at the book value of the net assets in PanOcean Energy Corporation Limited.

	Book value at acquisition
Petroleum and natural gas properties	86,921
Inventories	2,263
Trade and other receivables	35,304
Cash	7,338
Current liabilities	(18,688)
Provision for abandonment	(4,988)
Deferred tax provision	(3,531)
Interest bearing loan	(1,663)
Equity in net assets acquired	102,956

4. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon.

Major customers

Substantially all of the Company's gross revenues are comprised of sales to two major crude oil buyers which accounted for 91% (2004: 86%) of crude oil sales. At December 31, 2005, $11 million (2004: $19.9 million) of the Company's trade receivables are receivable from these two companies.

5. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	2005	2004
Profit before taxation	**79,761**	23,251
Provision for income taxes calculated at the statutory rate	**27,916**	8,138
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**4,623**	1,139
Other operating income	**(73)**	(25)
General and administrative	**1,913**	740
Foreign exchange	**(134)**	123
Recognition of previuosly unrecorded deferred tax assets	**-**	(403)
Tax provision	**34,245**	9,712

The deferred income tax liability includes the following temporary differences:

	2005	2004
Differences between tax base and carrying value of petroleum properties	**(10,128)**	(5,094)

6. INVENTORIES

The inventory relates to physical oil inventories and consists of 248,000 barrels of oil at 31 December 2005 (2004: 232,000 barrels) being the Company's share of oil inventories held at the Obangue storage facility, on the Etame floating production storage offloading vessel and on the Remboué tanker.

7. PETROLEUM AND NATURAL GAS PROPERTIES

As at 31 December 2005 petroleum and natural gas property costs included an amount of $28.0 million (2004: $23.4 million), which has been excluded from the depletion calculations. The 2005 costs relate to the Iris/Themis and Awoun concessions, while the 2004 costs related to the Maghena and Awoun concessions. The ability of the Company to recover costs incurred on its pre–production stage activities in these properties is dependent on the future commercial production from these projects. General and administrative costs of $0.9 million (2004: $0.5 million) have been capitalised during the year.

Depletion charged on production from the Gabon properties during 2005 amounted to $22.2 million or $6.56/bbl (2004: $17.0 million, $5.64/bbl). It is estimated by the Company's independent petroleum engineers that in order to bring the total proved reserves to production, a total of $182 million of future development costs will be incurred.

The table below shows the Company's petroleum and natural gas properties and related equipment.

	GABON	NON PETROLEUM ASSETS	TOTAL
COSTS			
As at 1 January 2005	169,547	435	169,982
Additions	91,748	599	92,347
Increase in abandonment asset	13,120	-	13,120
As at 31 December 2005	**274,415**	**1,034**	**275,449**
DEPRECIATION			
As at 1 January 2005	66,493	87	66,580
Charge in period - depletion	22,198	-	22,198
Charge in period - depreciation	0	289	289
As at 31 December 2005	**88,691**	**376**	**89,067**
NET BOOK VALUE			
As at 1 January 2005	103,054	348	103,402
As at 31 December 2005	185,724	**658**	**186,382**

	LEASEHOLD LAND AND BUILDINGS	FIXTURES AND FITTINGS	MOTOR VEHICLES	PLANT AND EQUIPMENT	COMPUTER EQUIPMENT	TOTAL
COSTS						
As at 1 January 2005	13	18	262	46	96	435
Additions	99	8	406	2	84	599
As at 31 December 2005	**112**	**26**	**668**	**48**	**180**	**1,034**
DEPRECIATION						
As at 1 January 2005	-	4	41	15	27	87
Charge in the period	-	10	183	33	63	289
As at 31 December 2005	**-**	**14**	**224**	**48**	**90**	**376**
NET BOOK VALUE						
As at 1 January 2005	13	14	221	31	69	348
As at 31 December 2005	**112**	**12**	**444**	**-**	**90**	**658**

8. PROVISION FOR ABANDONMENT

	2005	2004
Balance at beginning of period	**5,146**	4,988
Increase during the period	**13,120**	-
Accretion	**418**	158
Balance as at end of period	**18,684**	5,146

A provision of $18.7 million has been recognised for future decommissioning costs. Increases in abandonment costs of $13.1 million have been recognised for future decommissioning costs relating to Tsiengui, Obangue, Etame and Awoun. The costs are expected to be incurred in 2008 to 2019. The provision has been based on internal engineering estimates and regulations in effect at the period end, using current prices inflated at 3% per annum and discounted using a rate of 8%. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at 31 December 2005 is $27.1 million (2004: $14.1 million).

9. FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. The Company monitors these risks and periodically may enter into financial instruments to manage its exposure to these risks.

As at 31 December 2005 and as at the date hereof, the Company held no derivative instruments, long-term sales contracts or other contracts for delivery and accordingly the carrying amounts and estimated fair values were nil.

Credit risk
Substantially all the accounts receivable are due from customers in the oil and gas industry and are subject to normal credit risks.

Foreign currency risk
The Company's exposure to foreign currency risk is limited to exchange rate fluctuations on foreign currency cash and outstanding payable balances.

Fair values
Financial instruments of the Company carried on the balance sheet consist mainly of current assets, current liabilities. There were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short term to maturity.

10. CAPITAL STOCK

	2005			2004		
Number of shares	**Authorised**	**Issued**	**Valuation at par value**	Authorised	Issued	Valuation at par value
Common Shares						
As at 1 January and 31 December	**2**	**2**	**2**	2	2	2

All of the common shares are owned by Pan-Ocean Energy Corporation Limited, the ultimate Parent Company. The common shares have been recorded at their par value of $1. There where no changes in the capital stock of the Company in 2005. The commons shares were issued on incorporation in June 2004.

11. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	22,901	18,784	4,117	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($4.1 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $7.4 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $2.3 million.

12. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

13. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at December 31, 2005 a total of $10.4 million was due to Pan-Ocean Energy Corporation Limited (2004 : $19.9 million was due from Pan-Ocean Energy Corporation Limited). During the course of the year PanOcean repaid the $19.9 million from the proceeds of equity financing. The $10.4 million, relates in the most part to recharges of services from the PanOcean entities, together with the direct payment of a joint venture billing statement and the acquisition of the Iris and Themis permits.

14. SUBSEQUENT EVENT

On July 20, 2006 PanOcean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, which conducts all of Pan-Ocean's Gabon operations, as well as a subsidiary which provides management and operational services, for cash consideration of Cdn. $1.605 billion.

APPENDIX "C"
UNAUDITED INTERIM FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

Consolidated Income Statements

(US$000)	Note	Three Months Ended 31 March 2006	Three Months Ended 31 March 2005
REVENUES			
Gross revenue		**59,626**	42,336
Royalties and burdens		**(11,395)**	(12,089)
Other income		**130**	51
Net revenues		**48,361**	30,298
EXPENSES			
Operating		**(8,125)**	(5,422)
Production sharing		**(937)**	(1,063)
Transportation and selling		**(1,638)**	(1,155)
General and administrative		**(1,165)**	(1,029)
Financing costs and similar charges		**(255)**	-
Foreign exchange gain (loss)		**(362)**	23
Depletion, depreciation and accretion		**(9,692)**	(5,569)
PROFIT BEFORE INCOMES TAXES		**26,187**	16,083
INCOME TAXES	2		
Current		**(11,006)**	(7,260)
Deferred		**(475)**	(787)
		(11,481)	(8,047)
PROFIT FOR THE PERIOD		**14,706**	8,036

Consolidated Balance Sheets

(US$000)	Note	As at 31 March 2006	As at 31 December 2005
ASSETS			
Current assets			
Cash and cash equivalents		**19,105**	25,773
Trade and other receivables		**21,532**	14,948
Inventories		**3,156**	6,905
		43,793	47,626
Non current assets			
Petroleum and natural gas properties	3	**201,664**	186,382
		245,457	234,008
LIABILITIES			
Current liabilities			
Trade and other payables		**39,135**	43,185
Non current liabilities			
Deferred taxation	2	**10,603**	10,128
Provision for abandonment		**19,002**	18,684
SHAREHOLDER'S EQUITY			
Capital stock	4	**-**	-
Reserves		**176,717**	162,011
		176,717	162,011
Subsequent event (Note 5)			
Commitments (Note 3)			
		245,457	234,008

Consolidated Statements of Cash Flows

(US$000)	Three Months ended 31 March 2006	Three Months ended 31 March 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**14,706**	7,959
Adjustments for:		
Depletion, depreciation and accretion	**9,692**	5,569
Deferred taxation	**475**	787
Funds from operations before working capital changes	**24,873**	14,315
Decrease in trade and other receivables	**(6,584)**	(15,370)
Increase in inventories	**2,098**	283
Increase in trade and other payables	**5,353**	3,388
Net cash from operating activities	**25,740**	2,616
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(23,005)**	(6,675)
(Decrease) Increase in trade and other payables	**(9,403)**	998
Net cash used in investing activities	**(32,408)**	(5,677)
Net change in cash and cash equivalents	**(6,668)**	(3,061)
Cash and cash equivalents at start of period	**25,773**	15,553
Cash and cash equivalents at end of period	**19,105**	12,492

Consolidated Statements of Changes in Shareholders Equity

(US$000)	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 1 January 2006	-	91,533	70,478	162,011
Profit for the period	-	-	14,706	14,706
Balance as at 31 March 2006	**-**	**91,533**	**85,184**	**176,717**

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

Basis of preparation

PanAfrican Energy Corporation (Mauritius) Limited is a wholly owned subsidiary of Pan-Ocean Energy Corporation Limited.These consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used and disclosed in the audited financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements. These consolidated interim financial statements include all adjustments necessary to present fairly the results for the interim period ended March 31, 2006. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries;

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

1. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon:

Major customers
Substantially all of the Company's gross revenue are comprised of sales to two major crude oil buyers which accounted for 93% (2005: 95%) of crude oil sales. At March 31, 2006, $19.3 million (2005 : $20.4 million) of the Company's trade receivables are receivable from these two companies.

2. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	31st March 2006	31st March 2005
Profit before taxation	**26,187**	16,083
Provision for income taxes calculated at the statutory rate	**9,166**	5,629
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**1,605**	2,006
Other operating income	**(46)**	(18)
General and administrative	**630**	431
Foreign exchange	**127**	(1)
Tax provision	**11,482**	8,047

The deferred income tax liability includes the following temporary differences:

	31st March 2006	31st March 2005
Differences between tax base and carrying value of petroleum properties	**(10,603)**	(5,821)

3.COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	19,002	16,433	2,569	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($2.6 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $5.6 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $1.7 million.

4.CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

5.ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at March 31, 2006 a total of $17.3 million was due to Pan-Ocean Energy Corporation Limited (2005 : a total of $18.0 million was due from Pan-Ocean Energy Corporation Limited.) The $18.0 million was repaid during 2005. The $17.3 million, relates in most part to recharges from the PanOcean entities for finance and technical services, together with direct payment of a joint venture billing statement, payment of the PanAfrican group of companies insurance premium.

6. SUBSEQUENT EVENT

On July 20, 2006 PanOcean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, which conducts all of Pan-Ocean's Gabon operations, as well as a subsidiary which provides management and operational services, for cash consideration of Cdn. $1.605 billion.

AUDITORS' CONSENT

Consent of Deloitte & Touche LLP

We have read the preliminary short form base PREP prospectus of Addax Petroleum Corporation (the "Corporation") dated July 31, 2006 relating to the sale and issue of subscription receipts of the Corporation (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned short form prospectus, of our report to the shareholder of the Corporation on the balance sheet of the Corporation as at December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the above mentioned short form prospectus, of our report to the shareholder of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated March 20, 2006.

Calgary, Alberta
July 31, 2006

(Signed) ●
Chartered Accountants

AUDITORS' CONSENT

Consent of KPMG LLP

The Board of Directors of PanAfrican Energy Corporation (Mauritius) Limited

We have read the short form prospectus of Addax Petroleum Corporation (the "**Corporation**") dated July 31, 2006 relating to the sale and issue of Subscription Receipts of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of PanAfrican Energy Corporation (Mauritius) Limited on the consolidated balance sheets of the PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated statements of income and changes in shareholder's equity and cash flows for the year ended December 31, 2005 and the period from incorporation on August 6, 2004 to December 31, 2004. Our report is dated July 28, 2006.

Calgary, Alberta
July 31, 2006

(Signed) •
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: July 31, 2006

This short form prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of this supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chairman and Director

CERTIFICATE OF THE UNDERWRITERS

DATED: July 31, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	MERRILL LYNCH CANADA INC.	SCOTIA CAPITAL INC.
By: (Signed) Stewart C. Burton	By: (Signed) Robert McKercher	By: (Signed) Philip S.W. Smith

ADDAX
PETROLEUM

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ADDAX PETROLEUM CORPORATION

Receipt for (Final) Short Form PREP Prospectus dated **August 9, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **10th** day of **August, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 970267

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267 1700
Fax: (403) 264 2871
www.deloitte.ca

August 9, 2006

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation (the "Company")

We refer to the short form base PREP prospectus of the Company dated August 9, 2006 qualifying the distribution of subscription receipts of the Company (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated March 20, 2006 to the shareholders of the Company on the balance sheet as at December 31, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated March 20, 2006 to the shareholder of Addax Petroleum N.V. on following financial statements of Addax Petroleum N.V.:

Consolidated balance sheets as at December 31, 2005 and 2004;

Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated December 2, 2005 (except as to note 2 which is as of February 7, 2006) to the directors of the Company on the balance sheet of the Company as at November 30, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated December 2, 2005 (except as to note 18 which is as of February 7, 2006) to the directors of the Company and the directors of Addax Petroleum N.V. on the following financial statements of Addax Petroleum N.V.:

Consolidated balance sheets as at December 31, 2004 and 2003;

Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

We also consent to the use, through incorporation by reference in the Prospectus, of our compilation report dated February 7, 2006 to the directors of the Company on the pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of operations for the nine months ended September 30, 2005 and the year end December 31, 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

PanAfrican Energy Corporation (Mauritius) Limited (the "Company")

We refer to the short form prospectus of the Addax Petroleum Corporation ("Addax") dated August 9, 2006 relating to the sale and issue of subscription receipts of Addax.

We consent to the use in the short form prospectus, of our report dated August 8, 2006 to the directors of the Company on the following financial statements:

> Consolidated balance sheets as at December 31, 2005 and 2004;
>
> Consolidated income statements, changes in shareholder's equity and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
August 9, 2006

:wal Consent SFP SC.doc

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

August 9, 2006

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation

We refer to the final short form base prep prospectus dated August 9, 2006 (the "Prospectus") of Addax Petroleum Corporation.

We hereby consent to the reference to our firm name on the back of the cover page of the Prospectus. We also hereby consent to the reference to our firm name under the heading "Legal Matters" and to the reference to our firm name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is delivered from our opinions set out therein, or within our knowledge as a result of the services we performed in connection with our opinion.

This letter is solely for the information of the addresses and is not to be quoted from or referred to, in whole or in part, in the Prospectus or any other document and should not be relied upon for any other purpose.

Yours truly,

"FASKEN MARTINEAU DuMOULIN LLP"

DM_TOR/222329-00009/1983703.1

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 9, 2006

To: **The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada**

We refer to the final short form base PREP prospectus dated August 9, 2006 (the "Prospectus") of Addax Petroleum Corporation (the "Corporation").

We hereby consent to the reference to our firm and name and summaries of and excerpts from our report dated December 31, 2005 entitled "Evaluation of Crude Oil Reserves Based on Forecast Prices and Costs" (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Report or that are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by B. H. Emslie"

B. H. Emslie, P. Eng.
Senior Vice President

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

NSAI NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

CHAIRMAN EMERITUS
CLARENCE M. NETHERLAND

CHAIRMAN & CEO
FREDERIC D. SEWELL

PRESIDENT & COO
C.H. (SCOTT) REES III

EXECUTIVE COMMITTEE
G. LANCE BINDER - DALLAS
DANNY D. SIMMONS - HOUSTON
P. SCOTT FROST - DALLAS
DAN PAUL SMITH - DALLAS
JOSEPH J. SPELLMAN - DALLAS
THOMAS J. TELLA II - DALLAS

August 9, 2006

LETTER OF CONSENT

To: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

We refer to the final short form base PREP prospectus dated August 9, 2006 (the "Prospectus") of Addax Petroleum Corporation (the "Corporation").

The Prospectus contains references to the Netherland, Sewell & Associates, Inc. report dated March 28, 2006 entitled "Estimate of Reserves and Future Revenue to the Addax Petroleum Interest in OML 123, OML 124, and OPLs 90/225 located in the Niger Delta Basin, Nigeria as of December 31, 2005" (the "Report").

We hereby consent to the reference to our firm name and to the reference to, summaries of and excerpts from the Report in the Prospectus and the documents incorporated by reference therein.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Report or that are within our knowledge as a result of the services performed by us in connection with the Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ Frederic D. Sewell

By: ______________________
Frederic D. Sewell
Chairman and Chief Executive Officer

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951

nsai@nsai-petro.com
netherlandsewell.com

FMC

FRASER MILNER CASGRAIN LLP

August 9, 2006

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: Short Form Base PREP Prospectus (the "Prospectus") of Addax Petroleum Corporation Dated August 9, 2006

We consent to the use of our name, Fraser Milner Casgrain LLP, on the cover page and under the headings "Legal Matters" and "Interest of Experts" and to the use of our name and opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed) *Fraser Milner Casgrain LLP*

2002127_1.DOC

SHORT FORM BASE PREP PROSPECTUS DATED AUGUST 9, 2006

This short form prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

All disclosure contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702 9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

New Issue August 9, 2006

ADDAX PETROLEUM

CDN$•

15,000,000 Subscription Receipts, each representing the right to receive one Common Share

This short form prospectus qualifies the distribution of an aggregate of 15,000,000 subscription receipts (the "**Subscription Receipts**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") each of which will entitle the holder thereof to receive, without payment of additional consideration, one common share ("**Common Share**") in the share capital of the Corporation upon closing of the acquisition by the Corporation of all of the issued and outstanding common shares of PanAfrican Energy Corporation (Mauritius) Limited, and Pan-Ocean Energy U.K. Ltd. and certain other assets of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean Energy**") described in more detail under "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement" (the "**Acquisition**"). The gross proceeds from the sale of the Subscription Receipts (the "**Escrowed Funds**"), together with interest thereon, will be held by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**"), and invested in short-term obligations of, or guaranteed by, the Government of Canada (and

other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment (as defined below), will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. Such holders of Subscription Receipts will be entitled to an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of this offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the arrangement agreement relating to the Acquisition (the "**Arrangement Agreement**") is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**Underwriters**") and the Corporation. See "Risk Factors" for certain considerations relevant to an investment in the Subscriptions Receipts.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AXC". On August 8, 2006 the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.23. **There is presently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this short form prospectus.** This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices and the liquidity of the Subscription Receipts. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 27, 2006.

Price: CDN$• per Subscription Receipt

	Price to the Public (CDN$)	Underwriters' Fee[(1)] (CDN$)	Net Proceeds to the Corporation[(2)] (CDN$)
Per Subscription Receipt	•	•	•
Total Offering[(3)]	•	•	•

Notes:

(1) The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering. See "Plan of Distribution".

(2) Excluding interest, if any, earned on the Escrowed Funds and before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$•, which will be paid by the Corporation from the general funds of the Corporation. See "Use of Proceeds".

(3) Addax Petroleum has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the issuance and distribution of the Subscription Receipts and Common Shares (as the case may be) issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to 1,500,000 Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares)	Exercisable not later than 30 days after closing of the offering	CDN$• per Subscription Receipt

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the

Corporation under the Term Credit Facility (as defined under "Glossary"), which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility (as defined under "Glossary"), which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition. See "Relationship Between the Corporation and Certain Underwriters".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Subscription Receipts and the Common Shares into which the Subscription Receipts are convertible are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions for Subscription Receipts will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a global book entry certificate representing the Subscription Receipts will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS. Holders of Subscription Receipts will not receive physical certificates representing their ownership in Subscription Receipts. A purchaser of the Subscription Receipts will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Subscription Receipts are purchased. See "Details of the Offering". Closing of this offering is expected to occur on or about August 16, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than August 31, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SUMMARY

The following is a summary only of the principal features of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms not otherwise defined in this summary have the meanings ascribed thereto under the heading "Glossary".

The Offering

Issuer:	Addax Petroleum
Offering:	Treasury offering of 15,000,000 Subscription Receipts representing the right to receive Common Shares.
Amount:	CDN$• per Subscription Receipt.
Offering Size:	Approximately CDN$• million (assuming the Over-Allotment Option is not exercised).
Over-Allotment Option:	Addax Petroleum has granted to the Underwriters an Over-Allotment Option, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised the offering size will be approximately CDN$•.
Use of Proceeds:	The net proceeds of the offering will be used to fund a portion of the purchase price of the acquisition of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy. See "Proposed Acquisition of the Business of Pan-Ocean Energy" and "Use of Proceeds".
Escrow of Proceeds:	The Escrowed Funds, together with interest thereon, will be held by the Escrow Agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment, will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. If the Termination Time occurs, holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares, and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".
Special Payment:	Holders of Subscription Receipts converted into Common Shares will be entitled to an amount per Subscription Receipt equal to the amount per Common Share of any

cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever, to any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount (as defined under "Glossary") as a purchase price adjustment.

Risk Factors: An investment in the Subscription Receipts and the Common Shares issuable upon the conversion thereof involves certain risks which should be carefully considered by prospective investors. See ''Risk Factors''.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

The Acquisition

Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, and certain other assets of Pan-Ocean Energy, for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management and operational services to Pan-Ocean Energy. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

The closing of the Acquisition is subject to receipt of required court and other approvals and the satisfaction of closing conditions customary to an acquisition of this type. The closing of the Acquisition is also subject to certain shareholder approvals, including approval by a resolution of a majority in number representing three-fourths in nominal value of each of Pan-Ocean Energy Class A Shares and Class B Shares, each class voting separately, and a majority of the minority approval of each class. The closing of the Acquisition is expected to

occur on or about September 7, 2006. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement".

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licenses in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth license (Awoun) to commence production in 2007.

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore). See "Proposed Acquisition of the Business of Pan-Ocean Energy".

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

- *Creates one of the Largest Independent Exploration and Production Companies in West Africa*

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[1]

Jurisdiction	Area[2]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[3]: 1P	Gross Oil Reserves[3]: 2P	Gross Oil Reserves[3]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	501,000	91	101	108.6	196.7	278.7
Joint Development Zone	130,300	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Addax Petroleum - Sub-Total	**1,273,200**	**91**	**101**	**108.6**	**196.7**	**278.7**
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,989,687**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum - Properties and New Ventures Description - Nigeria - Property Boundaries." Area presented excludes the area in the Disputed Area in OML123.

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of

0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- *Expansion and Diversification in West Africa*

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- *Enhanced Production Growth Profile*

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- *Substantial Reserves Base with Development and Exploration Upside*

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- *Complementary Technical and Operational Expertise*

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- *Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders*

Addax Petroleum expects the acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to reserves and 2007 production and CFFO per share metrics.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquired Business**" means PanAfrican and Pan-Ocean UK, which together, represent substantially all of the assets and operations of Pan-Ocean Energy;

"**Acquisition**" or "**Arrangement**" means the proposed arrangement under the provisions of Article 125 of the Companies (Jersey) law 1991 whereby the Corporation will purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million;

"**Acquisition Facility**" means the Revolving Credit Facility and the Term Credit Facility;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles and a wholly owned subsidiary of Addax Petroleum;

"**Adjustment Amount**" has the meaning given to it under the heading "Details of the Offering";

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Anadarko**" means Anadarko Petroleum Corporation together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Arrangement Agreement**" means the arrangement agreement between the Corporation and Pan-Ocean Energy dated July 20, 2006 regarding the Arrangement, whereby the Corporation has agreed to purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**Block 4**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society);

"**Class A Shares**" means the Class A Common Shares in the share capital of Pan-Ocean Energy;

"**Class B Shares**" means the Class B Subordinated Voting Shares in the share capital of Pan-Ocean Energy;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**Escrow Agent**" means Computershare Trust Company of Canada;

"**Escrowed Funds**" means the gross proceeds from the sale of the Subscription Receipts;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**Genel Enerji**" means Genel Enerji AS., which is a Turkish registered company majority owned by the Cukorova Holdings Group;

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Lenders**" has the meaning given to it under the heading "Financing of the Acquisition";

"**LPG**" means liquid petroleum gas;

"**MACL**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"**MACL Reserve Report**" means the engineering report dated January 30, 2006 prepared by MACL evaluating the crude oil reserves attributable to PanAfrican's properties and certain resources effective as of December 31, 2005 in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**NSAI Reserve Report**" means the engineering report dated March 28, 2006 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum to the Underwriters which is exercisable, in whole or in part, at any time not later than 30 days after closing of the offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, than the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the same price as the Subscription Receipts offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the Acquired Business;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Realizable Price**" means "Realizable Price" as defined under the heading "Addax Petroleum Fiscal Terms — Nigeria";

"**Reorganization**" has the meaning given to it under "The Addax And Oryx Group Ltd.";

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Revolving Credit Facility**" means a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition;

"**Royalty Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Shell**" means Royal Dutch Shell p.l.c., together with all of its subsidiaries;

"**Shell Farm-In**" means the farm-in agreement between Shell and Pan-Ocean Energy regarding the Awoun Permit;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Special Payment**" has the meaning given to it under "Details of the Offering";

"**Sterling**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the offering between the Corporation, RBC Dominion Securities Inc., on its own behalf and on behalf of the other Underwriters, and the Escrow Agent governing the terms of the Subscription Receipts.

"**Subscription Receipts**" means the subscription receipts of the Corporation offered hereby;

"**Tax Oil**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Term Credit Facility**" means a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the amount payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition;

"**Termination Time**" has the meaning given to it under "Details of the Offering";

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated August 10, 2006 among the Corporation and the Underwriters with respect to this offering; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mbbls/d	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day
1P	proved reserves
2P	proved plus probable reserves
3P	proved plus probable plus possible reserves

Currency

$	United States dollars
CDN$	Canadian dollars

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("$10m^3$")	0.0282
thousand cubic metres ("$10m^3$")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this short form prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Quarter Ended June 30,		Quarter Ended March 31,		Year Ended December 31,	
	July 2006	June 2006	May 2006	2006	2005	2006	2005	2005	2004
Rate at end of period....	$1.1298	$1.1150	$1.1028	1.1150	1.2256	$1.1671	$1.2096	$1.1659	$1.2036
Average rate during period..........................	$1.1284	$1.1138	$1.1095	1.1213	1.2438	$1.1547	$1.2267	$1.2116	$1.3015
High.............................	$1.1416	$1.1245	$1.1233	1.1719	1.2704	$1.1726	$1.2566	$1.2704	$1.3968
Low..............................	$1.1061	$1.0990	$1.0990	1.0990	1.2147	$1.1322	$1.1987	$1.1507	$1.7740

On August 8, 2006 the Noon Buying Rate for $1.00 United States was $1.1204 Canadian.

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions (including negative variations thereof), as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- the anticipated completion of the Acquisition and expected benefits to the Corporation of the Acquisition;
- the timing of the closing of the Acquisition;
- the integration of the Acquired Business into the Corporation's existing business and the opportunities and synergies expected therefrom;
- the intended evaluation and exploration activities with respect to the properties of PanAfrican, the anticipated use of the net proceeds of this offering, the Corporation's expansion plans for the properties of PanAfrican and related permitting and capital costs, production estimates and costs, operating efficiencies, and costs and expenditures;
- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;

- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere or incorporated by reference in this prospectus materializes. See "Risk Factors". Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

CFFO is not a recognized measure under Canadian GAAP. Management believes that CFFO is a useful supplemental measure in evaluating the performance of the Corporation and PanAfrican and in determining whether to invest in Subscription Receipts and Common Shares. Management believes that CFFO is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines CFFO as cash from operating activities before changes in non-cash working capital.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and gas reserve information contained in this short form prospectus and the documents incorporated by reference herein, have been prepared and presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities.* The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

DOCUMENTS INCORPORATED BY REFERENCE

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702-9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

The following documents of the Corporation filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Corporation's annual information form dated March 28, 2006;

(b) the balance sheet of the Corporation as at December 31, 2005, together with the notes thereto, the auditors' report thereon and the amended management's discussion and analysis dated July 26, 2006 related thereto;

(c) the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the notes thereto, the auditors' report thereon and management's discussion and analysis relating thereto;

(d) the Corporation's unaudited consolidated financial statements as at June 30, 2006 and for the six month periods ended June 30, 2006 and 2005, together with the notes thereto and management's discussion and analysis relating thereto;

(e) the Corporation's management information circular dated May 24, 2006;

(f) the Corporation's material change report dated March 16, 2006 relating to Block 2 of the JDZ;

(g) the Corporation's material change report dated March 16, 2006 relating to Block 3 and Block 4 of the JDZ;

(h) the Corporation's material change report dated July 28, 2006 relating to the Arrangement;

(i) the business acquisition report dated July 26, 2006 relating to the acquisition by the Corporation of all of the issued and outstanding shares of APNV; and

(j) the Corporation's audit committee charter.

Any document of the type required by National Instrument 44-101 - *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports) and any business acquisition reports and any other disclosure documents filed by the Corporation with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference in and form an integral part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

INFORMATION CONCERNING THE ACQUIRED BUSINESS

As the Corporation does not currently own or operate the Acquired Business, the information in this prospectus relating to the Acquired Business has been summarized from publicly available information and information obtained from third parties. The Corporation and the Underwriters have performed certain procedures to satisfy themselves that this short form prospectus constitutes full, true and plain disclosure with respect to the Acquired Business and they are not aware of any reason to believe that the information with respect to the Acquired Business is incorrect.

The issued and outstanding Class A Shares and Class B Shares of Pan-Ocean Energy are listed on the TSX under the respective symbols "POC.A" and "POC.B". Further information on Pan-Ocean Energy and a copy of the permanent information record of Pan-Ocean Energy may be obtained electronically at www.sedar.com. Addax Petroleum and the Underwriters make no assurances as to the completeness or accuracy of any such information and such information is not and will not be deemed to be incorporated into this prospectus.

PROPOSED ACQUISITION OF THE BUSINESS OF PAN-OCEAN ENERGY

Acquisition Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management services to PanAfrican. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licences in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Gabonese Properties of PanAfrican


GABON
Port Gentil
Remboue
Maghena
Awoun
Panthere NZE
(Obangue)
Iris
Marine
Ibekelia TEA
Themis
Marine
Etame
Marine
Pointe Noire

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore).

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

• ***Creates one of the Largest Independent Exploration and Production Companies in West Africa***

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[(1)]

Jurisdiction	Area[(2)]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[(3)]: 1P	Gross Oil Reserves[(3)]: 2P	Gross Oil Reserves[(3)]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	501,000	91	101	108.6	196.7	278.7
Joint Development Zone	130,300	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Addax Petroleum - Sub-Total	**1,273,200**	**91**	**101**	**108.6**	**196.7**	**278.7**
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,989,687**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. Area presented excludes the area in the Disputed Area in OML123. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries."

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- ***Expansion and Diversification in West Africa***

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- ***Enhanced Production Growth Profile***

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- ***Substantial Reserves Base with Development and Exploration Upside***

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- ***Complementary Technical and Operational Expertise***

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- ***Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders***

Addax Petroleum expects the Acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to production, reserves and 2007 CFFO per share metrics.

Gabon, West Africa

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and significant oil and mineral reserves. The following table highlights some important statistics regarding Gabon, its people and its economy.

Total Area	267,667 km^2
Population	1.4 million
Major Cities	Libreville (capital) and Port-Gentil
Language	French (official), Fang, Myene, Nzebi, Bapounou/Eschira, Bandjabi
Literacy	63 per cent of population over 15 years of age can read and write
Government	Republic with a multiparty presidential regime
Legal System	Based on French civil law system and customary law
GDP	$9.5 billion
GDP per capita	$6,800
Oil Production	269 mbbls/d
Reserves	2.499 billion bbls (proven)
Inflation	-0.1 per cent

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2006, the Energy Information Administration, U.S. Department of Energy and Bloomberg.

Government

Gabon is a republic that gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s. President Omar Bongo has been in power since 1967 and is

currently Africa's longest serving head of state. The President is elected by popular vote for a seven-year term and there are no limits on the number of terms. The Parliament is comprised of the Senate, with 91 elected seats, and the National Assembly, with 120 elected seats.

Presidential elections were held in November 2005 and the next election is schedule for 2012. The next elections for the National Assembly are scheduled for December 2006, and elections for the Senate are scheduled for January 2009.

International Relations

Since 1973 the number of countries establishing diplomatic relations with Gabon has doubled. The country also maintains close political and economic ties to France which accounted for approximately 45% of Gabon's 2004 imports. Gabon is a member of the United Nations, the World Bank, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Central Africa Economic and Monetary Community to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies. The movement culminated in the creation of the Gulf of Guinea Commission, established to encourage settlement of conflicts threatening natural resource development.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production initially peaked in 1975 at approximately 220 mbbls/d. After several years of decline, production again increased, reaching a new high of approximately 370 mbbls/d in 1997. Current oil production is approximately 269 mbbls/d, the majority of which is produced by Shell and TOTAL. More than 90% of Gabon's current daily oil production is exported with approximately half of total production exported to the United States. Gabon is not a member of the Organization of Petroleum Exporting Countries.

Based on publicly available information, oil exports account for approximately 40% of Gabon's GDP and approximately 60% of the government's budget. Heavy reliance on the petroleum industry has led the government to increase efforts for foreign investment by granting of exploration licenses for frontier drilling. Exports from the petroleum industry are largely responsible for Gabon having a per capita GDP that is more than four times the average of sub-Saharan Africa.

The Acquired Business

Overview

Pan-Ocean Energy is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa and operates through its wholly owned subsidiaries PanAfrican and Pan-Ocean UK. PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in its eight licenses in Gabon, of which seven are pursuant to Production Sharing Contracts and one is pursuant to a technical evaluation agreement, as summarized in the table below.

License	Field / Discoveries	Area[1]	Operator	Working Interest[1]	Gross Oil Reserves as at December 31, 2005[1] Proved Plus Probable	Proved Plus Probable Plus Possible
		(net acres)		(per cent)	(mmbbls)	(mmbbls)
Maghena	Tsiengui	151,324	PanAfrican	92.50	26.9	45.7
Panthere NZE	Obangue	27,671	PanAfrican	92.50	8.0	20.2
Etame Marin[2]	Etame, Avouma, Ebouri	240,006	VAALCO	31.36	17.7	27.1
Awoun	Koula, Damier	110,770	Shell	40.00	13.8	26.0
Remboué	Remboué	30,411	PanAfrican	92.00	1.1	2.3
Iris Marin[2]	-	35,887	Sterling	23.78	-	-
Themis Marin[2]	-	53,424	Sterling	23.78	-	-
Ibekelia[3]	-	66,994	Sterling	40.00	-	-
Total		716,487			67.5	121.3

Notes:

(1) Reserves as reported in the MACL Reserve Report as at December 31, 2005 under "Forecast Prices and Costs Case" and after giving effect to the back-in rights held by the Government of Gabon and third parties.

(2) Offshore licences.

(3) Technical evaluation agreement, offshore Gabon.

Principal Properties

Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Tsiengui (Maghena PSC), onshore Gabon

Tsiengui is PanAfrican's principal development property and is located southeast of the coastal city of Port Gentil. PanAfrican holds a 92.5 per cent working interest in the Tsiengui Permit onshore Gabon, immediately offsetting PanAfrican's Obangue producing field, with the Government of Gabon owning the remaining 7.5 per cent carried working interest. PanAfrican began exploration on the permit in 2002 and by September 2004, PanAfrican confirmed a significant new light oil discovery on the Tsiengui prospect with its second exploration commitment well, TST-2. The TST-2 exploration well was successfully drilled to a total depth of 1,816 m and logged. PanAfrican's petrophysical analysis of well logs indicated net oil pay of approximately 14 m in the Gamba sandstone. A gas column approximately 38.6 m thick was also encountered in the same formation. The total Gamba sandstone reservoir thickness encountered was approximately 46 m. Given the success of TST-2, PanAfrican drilled and completed a horizontal leg from the well, which tested up to 2,450 bbls/d.

In the second quarter of 2005, PanAfrican drilled two additional development wells, TST-3 and TST-4, and an early production facility was mobilised and installed on the Tsiengui site. An eight-inch diameter 6.2 km export pipeline connecting Tsiengui with the Obangue facility, was completed in May 2005. With three additional development wells completed in first quarter of 2006, the company ended the quarter with a total of six wells capable of producing approximately 6,600 bbls/d of production (net PanAfrican) from the Tsiengui field. Combined Tsiengui and Obangue volumes are currently exported through the existing six-inch export pipeline to the Avocette terminal, which constrains PanAfrican's current production levels. PanAfrican is currently constructing an export pipeline to address the capacity concerns.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Tsiengui field were 11.5 mmbbls proved and 26.9 mmbbls proved plus probable, accounting for 32 per cent and 40 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Obangue (Panthere Nze Permit), onshore Gabon

Obangue is PanAfrican's principal onshore Gabon producing property. PanAfrican has a 92.5 per cent interest in an exploitation Production Sharing Contract, with the Government of Gabon holding the remaining 7.5 per cent on a

carried working interest basis. The Obangue field has been on-stream since 1998 and is located approximately 100 km southeast of the coastal city of Port Gentil.

Obangue has an integrated gathering, processing, storage and transportation infrastructure along with a self-contained camp for operations personnel. The property can be accessed by private aircraft and by boat. The PanAfrican processing facility has a capacity of approximately 5,000 bbls/d and the storage facility has capacity of 32,000 bbls, allowing approximately two weeks' inventory of production. PanAfrican currently transports oil through a 5,000 bbls/d export pipeline that connects the Obangue production facility to the TOTAL Gabon operated Avocette terminal 12 km to the south.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Obangue field were 4.5 mmbbls proved and 8.0 mmbbls proved plus probable, which represented 12.5 per cent and 12.0 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Awoun Permit, onshore Gabon

In February 2004, under the Shell Farm-in, PanAfrican acquired 50 per cent of Shell's 100 per cent interest (subject to a 20 per cent government back-in) in a Production Sharing Contract covering Awoun in exchange for drilling commitments PanAfrican has since satisfied.

The Koula discovery was made in September 2004. Three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbls/d. The appraisal of the Damier discovery made in November 2004 was completed during the second quarter of 2005 and its results along with the nearby Koula discovery were incorporated into a revised subsurface model. In September and October 2005, the Awoun co-venture partners drilled two exploration wells testing the Chevalier and Merle prospects, both of which were found to be dry.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Awoun Permit were 8.3 mmbbls proved and 13.8 mmbbls proved plus probable, accounting for 23 per cent and 20 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Etame Marin Permit, offshore Gabon

PanAfrican holds a 31.36 per cent working interest in the Etame Marin Permit, which covers approximately 3,000 km^2 in the Gabon Basin, offshore southern Gabon. Water depths range from zero m to more than 500 m from the north to south in the permit area. The Etame structure is located in water depths of approximately 75 m. The operator of the Etame Permit is VAALCO (28.1 per cent), a Houston-based independent oil and gas company. Sasol Limited (27.8 per cent), a South African integrated oil & gas and chemicals company, and three other companies also hold working interests in the concession.

The Etame Marin Permit was awarded to VAALCO in July 1995. Pan-Ocean acquired its interest in the Etame Marin Permit in 2001. The Etame field is developed based on subsea completed development wells tied back to an FPSO. A contract was entered into for the supply of the 1.1 mmbbls storage capacity FPSO Petróleo Nautipa with the owners of the vessel, a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. (the parent company of Nortrans Offshore, Singapore).

In December 2003, PanAfrican announced the first exploration well, Ebouri No. 1 and its associated sidetrack had made a new field discovery, 11 miles northwest of PanAfrican's producing Etame field. Wireline logs indicated 14 m of net oil pay in the Gamba reservoir. The exploratory well, Avouma-1, was drilled as the second Etame Marin Production Sharing Contract commitment well in July 2004. The well encountered net oil pay of approximately 11 m in the Gamba sandstone, and was subsequently flow tested at a rate of 6,600 bbls/d.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Etame Marin Permit were 10.9 mmbbls proved and 17.7 mmbbls proved plus probable, which represented approximately 30 per cent and 26 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Remboué, onshore Gabon

In February 2001, PanAfrican acquired the Remboué Permit from the Government of Gabon. PanAfrican's interest in the permit is 92 per cent, with the Government of Gabon holding the remaining 8 per cent on a carried basis. Production from the Remboué field was successfully recommenced in October 2001. There is a single train of processing facilities in the field and 25,000 bbls of tank storage. The Remboué export system is entirely marine. During 2005, export loads were shipped by barge from the field to an offshore storage vessel, and subsequently shipped to refineries in the United States.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Remboué field were 0.8 mmbbls proved and 1.1 mmbbls of proved plus probable, which represented approximately 2.2 per cent and 1.6 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Iris Marin / Themis Marin, offshore Gabon

In April 2005, PanAfrican acquired a 25.71 per cent participating interest in two offshore Gabon exploration permits operated by Sterling Energy plc, namely Iris Marin Exploration Production Sharing Contract and Themis Marin Exploration Production Sharing Contract. The Government of Gabon has an option to back-in for 7.5 per cent in both permits. The Themis Marin and Iris Main Exploration Production Sharing Contracts cover two shallow water exploration permits offshore Gabon of 902 km^2 and 607 km^2 respectively. The first exploration well in the Iris Marin Permit, Iris Iboga Marin-1, was drilled during August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones which, however, were water bearing. The well was plugged and abandoned as a dry hole. The Themis Marin Permit has a commitment well required to be drilled by the fourth quarter of 2007 and is planned for early 2007.

Fiscal Terms

Seven of PanAfrican's eight licences are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement. Under each of its Production Sharing Contracts, PanAfrican bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, each Production Sharing Contract establishes specific terms for PanAfrican to recover costs in accordance with a formula based on monthly production volumes ("**Cost Oil**") and to receive a share of production in excess of the Cost Oil ("**Profit Oil**"). Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level defined as a percentage of total production. The maximum limit is set according to the terms in each Production Sharing Contract. The Government of Gabon is entitled to collect a royalty as a fixed percentage of production ("**Royalty Oil**") set according to the terms in each Production Sharing Contract. The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts.

Each of PanAfrican's Production Sharing Contracts imposes minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of PanAfrican's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

The principal terms of PanAfrican's Production Sharing Contracts are as follows.

PanAfrican's Properties						
Permit	**Obangue (Panthere NZE)**	**Remboué**	**Maghena (Tsiengui)**	**Awoun[1]**	**Etame[2]**	**Iris/Themis[3]**
Status	Production	Production	Production (Tsiengui)	Exploration	Production (Etame, Avouma)	Exploration
PanAfrican's interest	92.5%	92%	92.5%	50%[7]	31.36%	25.7%[7]
Operator	PanAfrican	PanAfrican	PanAfrican	Shell	VAALCO (28%)	Sterling (18%)
Government carry[4]	7.5%	8.0%	7.5%	Sinopec 20%	Tullow 7.5%	7.5%
Principal Partners	-	-	-	Shell	VAALCO, Sasol, Tullow, Sojitz	Sterling, Premier, PetroSA, Ascent
Cost recovery	80%	80%	75%	65%	70%	80%
Contractor profit share	50% to 20%	50% to 35%	47.5% to 20%	50% to 30%	50% to 40%	50% to 20%
Royalty Oil	3% to 5%	3% to 5%	4.5% to 11%	5% to 10%	3% to 17.5%	6% to 12%
Term[5]	10+5+5 years	10+5+5 years	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years
Grant Date	December 6, 1996	February 17, 2001	September 26, 1997	December 27, 1999	July 7, 1995	November 2, 1999

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the $250,000 during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec and Tullow for the Awoun and Etame Marin PSCs respectively. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit recently was extended for an additional term of five years.

(7) Before government back-in

All of PanAfrican's Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon within the prescribed time the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Petroleum Reserves and Operational Matters

In accordance with NI 51-101, MACL, independent petroleum engineering consultants, prepared the MACL Reserve Report dated January 30, 2006. The MACL Reserve Report evaluated, as at December 31, 2005, PanAfrican's crude oil reserves. The tables below are a summary of the crude oil reserves of PanAfrican and the net present value of future net revenue attributable to such reserves as evaluated in the MACL Reserve Report based on constant and forecast price and cost assumptions. The tables summarize the data contained in the MACL Reserve Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. **The net present value of future net revenue attributable to PanAfrican's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by MACL. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to PanAfrican's reserves estimated by MACL represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of PanAfrican's oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The MACL Reserve Report is based on certain factual data supplied by PanAfrican and MACL's opinion of reasonable practice in the industry. In preparing its report, MACL relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PanAfrican. The supplied information was only relied upon where in MACL's opinion it appeared reasonable and consistent with its knowledge of the properties however no independent verification of the information was made. MACL also relied upon representations made by PanAfrican as to the completeness and accuracy of the data provided. MACL conducted a field inspection in the course of preparing its report.

Reserves Data — Constant Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	**Natural Gas Liquids**	**Natural Gas**	**Light and Medium Crude Oil**	**Natural Gas Liquids**	**Natural Gas**
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	9,718	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-	-	14,284	-	-
Total Proved	35,898	-	-	24,003	-	-
Probable	31,569	-	-	18,072	-	-
Total Proved plus Probable	67,468	-	-	42,074	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses[8] and Discounted at		After Future Income Tax Expenses[8] and Discounted at	
	0 per cent	**10 per cent**	**0 per cent**	**10 per cent**
(000s)				
Proved				
Developed Producing	290,651	231,878	290,651	231,878
Developed Non-Producing	-	-	-	-
Undeveloped	424,657	290,164	424,657	290,164
Total Proved	715,308	522,042	715,308	522,042
Probable	607,632	360,799	607,632	360,799
Total Proved plus Probable	1,322,940	882,841	1,322,940	882,841

Reserves Data — Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	10,268	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-		15,110	-	-
Total Proved	35,898	-	-	25,378	-	-
Probable	31,569	-	-	19,207	-	-
Total Proved plus Probable	67,468	-	-	44,585	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses(8) and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

	After Future Income Tax Expenses(8) and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

Notes:

(1) The crude oil and natural gas reserves estimates presented in the MACL Reserve Report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum society) as presented in the COGE Handbook. A summary of those definitions is presented below.

(2) Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

(3) Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

(4) Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category maybe subdivided into producing and non-producing.

(b) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling swell) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.

(6) "Gross Reserves" are the total of PanAfrican's working and/or royalty interest share before deduction of royalties owned by others, and represent PanAfrican's percentage working interest in the property gross reserves.

(7) "Net Reserves" are the total of PanAfrican's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others, and represent PanAfrican's share of total Cost Oil and Profit Oil.

(8) Under the terms of its various Production Sharing Contracts, PanAfrican is liable for taxes in Gabon. These taxes are satisfied entirely out of a portion of the Government of Gabon's share of Profit Oil. As Profit Oil, and the embedded taxation, is integral to the Production Sharing Contract, there is no notion of "Before Tax" that would be directly comparable to a tax and royalty regime, such as Canada. PanAfrican does, however report taxation as pre-tax income taxed at the Gabonese statutory rate of 35 per cent.

(9) State Royalty is based on a percentage of daily production volume as set out below.

			Onshore Gabon (per cent)				Offshore Gabon (per cent)
Based on daily production (bbls/d)			**Obangue**	**Remboué**	**Maghena**	**Awoun**	**Etame**
0	to	3,000	3	3	4.5	5	5
3,000	to	5,000	3	4	4.5	5	5
5,000	to	7,500	5	5	7	5	6
7,500	to	10,000	5	5	7	5	9
10,000	to	15,000	5	5	11	8	12
15,000	to	20,000	5	5	11	8	15
20,000	to	25,000	5	5	11	10	15
Over 25,000 bbls/d			5	5	11	10	17.5

Pricing Assumptions — Constant Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating PanAfrican's reserves data using constant prices and costs.

Date	WTI Crude Oil Price *$/bbl*	Brent Crude Oil Price *$/bbl*	Etame Crude Oil Price *$/bbl*	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*	Remboué Crude Oil Price *$/bbl*	Inflation *per cent*
31/12/2005	61.04	58.87	57.50	57.50	52.57	0.0

Pricing Assumptions — Forecast Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of January 1, 2006 in estimating PanAfrican's reserves data using forecast prices and costs.

Year	WTI Crude Oil Price *$/bbl*(1)	Brent Crude Oil Price *$/bbl*(1)	Etame Crude Oil Price *$/bbl*(2)	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*(3)	Remboué Crude Oil Price *$/bbl*(4)	Inflation *per cent*
2006	57.50	55.00	53.63	53.63	48.70	2.5
2007	55.40	53.40	52.00	52.00	46.94	2.5
2008	52.50	50.40	48.96	48.96	43.78	2.5
2009	49.50	47.30	45.82	45.82	40.52	2.5
2010	46.90	44.70	43.19	43.19	37.75	2.5
2011	48.10	45.80	44.25	44.25	38.67	2.5
2012	49.30	47.00	45.41	45.41	39.69	2.5
2013	50.50	48.10	46.47	46.47	40.61	2.5
2014	51.80	49.40	47.73	47.73	41.72	2.5
2015	53.10	50.60	48.89	48.89	42.73	2.5
2016	54.40	51.80	50.05	50.05	43.74	2.5
2017	55.80	53.20	51.40	51.40	44.93	2.5
2018	57.20	54.50	52.66	52.66	46.03	2.5
2019	58.60	55.80	53.91	53.91	47.12	2.5
2020	60.10	57.30	55.36	55.36	48.40	2.5
2021	61.30	58.45	56.46	56.46	49.32	2.5
2022	62.53	59.61	57.58	57.58	50.26	2.5
2023	63.78	60.81	58.72	58.72	51.22	2.5
2024	65.05	62.02	59.89	59.89	52.20	2.5
2025	66.36	63.26	61.07	61.07	53.19	2.5
Thereafter	+2 per cent/yr	63.26	61.07	61.07	53.19	0.0

Notes:

(1) WTI and Brent forecast based on the MACL January 1, 2006 price forecast.

(2) The Etame field price is based on Brent minus $1.37 /bbl Etame/Brent differential.

(3) The Obangue, Tsiengui and Awoun field prices are based on Brent less $1.37/bbl quality and transportation differential.

(4) The Remboué field price is based on Brent minus $6.30/bbl Remboué/Brent differential.

The weighted average realized sales prices for PanAfrican for the year ended December 31, 2005 was $52.48/bbl for crude oil.

Production History

The following table discloses, on a quarterly basis for the years ended December 31, 2005 and 2004, PanAfrican's share of average daily crude oil production volume, prior to royalties, and the prices received, royalties paid, production costs incurred and netbacks on a per barrel basis.

Average Daily Production Volume

	Three Months Ended				
	31 March 2005	30 June 2005	30 Sept 2005	31 December, 2005	2005 Total
Light and Medium Crude Oil *(bbls/d)*	9,081	9,034	10,018	9,341	9,369
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**9,081**	**9,034**	**10,018**	**9,341**	**9,369**

	Three Months Ended				
	31 March 2004	30 June 2004	30 Sept 2004	31 December 2004	2004 Total
Light and Medium Crude Oil *(bbls/d)*	8,209	7,472	8,777	9,437	8,474
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**8,209**	**7,472**	**8,777**	**9,437**	**8,474**

Production Volume by Field

The following table discloses for each important field, and in total, PanAfrican's production volumes for the financial year ended December 31, 2005 for each product type.

	Light and Medium Crude Oil *(bbls/d)*	Natural Gas *(mcfd)*	*per cent*
Etame	5,936	-	63.3
Obangue	1,536	-	16.3
Tsiengui	954	-	10.2
Rembouė	943	-	10.1
Total Production	**9,369**	-	**100.0**

Future Development Costs

The table below sets out as at December 31, 2005 the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
($000s)			
2006	98,750	98,750	118,741
2007	70,109	71,862	123,505
2008	7,879	8,277	29,592
2009	1,639	1,765	8,172
2010	1,176	1,298	3,271
Remaining Years	21,824	26,878	43,649
Total Undiscounted	201,375	208,829	326,930
Total Discounted at 10 per cent per year	164,597	168,500	254,253

Crude Oil Differentials

PanAfrican has historically produced Brent quality, light sweet crude oil. Gabon crude oil prices are based upon a number of postings including Mandji Blend, Rabi Blend, Rabi Light, Lucinda Blend, Oguendjo Blend and Tchatamba Blend, all of which trade relative to Brent adjusted for transportation and quality differentials. The discounts are determined by the overall differentials between Brent and the relevant Gabon marker crudes, the mix of production from PanAfrican's properties, as well as the actual timing of export, liftings and payment for crude oil produced during the year. Subsequent to year-end, PanAfrican, along with its Etame Marin partners, entered into a new off take agreement with Trafigura Beheer B.V. Amsterdam. The Trafigura contract price is based on a discount to Rabi Light, which in turn trades relative to Brent.

PanAfrican crude oil differential to Brent Crude[(1)]

	3 months ended March 31, 2006	Year ended December 31, 2005
Sales and Marketing Volumes (mmbbls)	0.98	3.38
Average Realized PanAfrican Prices ($/bbl)	60.94	52.48
Dated Brent Price ($/bbl)	61.78	54.38
Premium/(Discount) to Brent Crude ($/bbl)[(1)]	(0.84)	(1.90)

Note:

(1) Based on the net realized average oil price for PanAfrican for the periods indicated.

Overview of the Arrangement

Description of Arrangement Agreement

On July 20, 2006, the Corporation and Pan-Ocean Energy entered into the Arrangement Agreement which provides for the acquisition by the Corporation of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy, to be effected as a scheme of arrangement pursuant to the Companies (Jersey) Law 1991. A copy of the version of the Arrangement Agreement filed with the Canadian securities regulatory authorities is available at www.sedar.com.

Pursuant to the Arrangement Agreement, the Corporation will acquire from Pan-Ocean Energy all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, as well as certain head office assets of Pan-Ocean Energy used in the operation of the business and the assignment of certain employment contracts, in exchange for aggregate consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million. The Arrangement requires the approval of Pan-Ocean Energy shareholders. The meetings of Pan-Ocean Energy's shareholders to approve the Arrangement are scheduled to be held on or about August 30, 2006, with closing of the Arrangement expected to occur on or about September 7, 2006. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement. There is no assurance that the Acquisition will be consummated. See "Risk Factors — Risks Relating to the Acquisition".

Meetings will be held in respect of each of (i) the holders of Class A Shares, and (ii) the holders of Class B Shares, all pursuant to an interim order of the Royal Court of Jersey (collectively, the "**Court Meetings**" and individually, a "**Court Meeting**"). In addition, immediately following such meetings, an extraordinary general meeting (the "**Extraordinary General Meeting**") of Pan-Ocean Energy will be convened at which the holders of Class A Shares and Class B Shares will vote on certain resolutions. Finally, immediately following the Extraordinary General Meeting a (i) meeting of the holders of Class A Shares (the "**Class A Shareholder Meeting**"), and (ii) meeting of the holders of Class B Shares (the "**Class B Shareholder Meeting**"), will be held to vote on certain additional resolutions.

At the Court Meetings each class will vote separately to approve the proposed Arrangement and Arrangement Agreement. At the Extraordinary General Meeting, holders of Class A Shares and Class B Shares will vote to, among other things, approve special resolutions to create and issue a new class of common shares of Pan-Ocean Energy, convert Pan-Ocean Energy to a no par value company, authorize the repurchase of the Class A Shares and Class B Shares pursuant to the Arrangement and authorize Pan-Ocean Energy's board of directors to make arrangements for the termination or settlement of existing options. At the Class A Shareholder Meeting, holders of Class A Shares will vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company. At the Class B Shareholder Meeting, holders of Class B Shares will also vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company.

For the Arrangement to proceed, at each Court Meeting it must be approved by a resolution of a majority in number representing three-fourths in nominal value of each class of shareholders of Pan-Ocean Energy, voting separately as a class, present and voting either in person or by proxy at the relevant Court Meeting, as well as by a

majority of the minority shareholder approval of each class. At the Extraordinary General Meeting, resolutions must be approved by not less than two-thirds of the votes cast in favour of the resolutions. At each of the Class A Shareholder Meeting and Class B Shareholder Meeting, shareholders of the relevant class must approve the applicable resolutions by not less than two-thirds of the votes cast in favour of the resolutions.

The obligations of Pan-Ocean Energy and Addax Petroleum to complete the Arrangement are subject to the fulfillment of certain conditions precedent including, among others, (i) the final order of the Royal Court of Jersey having been obtained on reasonably satisfactory terms and not being set aside or modified, (ii) there not being any law and there not having been any action taken under any law or by any governmental entity or regulatory authority that makes it illegal or otherwise prohibits the consummation of the Arrangement, and (iii) the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of Addax Petroleum to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Pan-Ocean Energy having complied with its covenants under the Arrangement Agreement in all material respects, (ii) no material adverse effect having occurred in respect of Pan-Ocean Energy, (iii) holders of less than 5% of the issued and outstanding Class B Shares having exercised dissent rights, (iv) Pan-Ocean Energy having received consents from its commercial bankers to complete the Arrangement, (v) Pan-Ocean Energy providing to Addax Petroleum satisfactory evidence of the extension of the Maghena permit, and (vi) there being no laws proposed or applied, or claims made or threatened in writing by any governmental authority, not in either case of general application and in any case which would if effective or successful result in the termination or withdrawal of, or fundamental change to (including to the nature or extent of the fiscal treatment thereof) certain Production Sharing Contracts of Pan-Ocean Energy and/or their respective underlying exploration licences.

The obligations of Pan-Ocean Energy to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Addax Petroleum having complied with its covenants under the Arrangement Agreement, and (ii) Addax Petroleum having deposited with Pan-Ocean Energy's transfer agent the purchase price for the Acquisition as close as reasonably possible to the anticipated effective time of the Arrangement.

If Pan-Ocean Energy shareholder approvals are obtained, an order of the Royal Court of Jersey will be sought following such meetings confirming the Arrangement when the conditions precedent to the Arrangement have been satisfied or waived. If shareholder approvals are not obtained, or if the order of the Royal Court of Jersey is not obtained or if the conditions precedent to the Arrangement have not been satisfied or waived, then, either the Corporation or Pan-Ocean Energy may be able to terminate the Arrangement Agreement and not proceed with the completion of the Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated any time prior to the filing of the final order of the Royal Court of Jersey with the registrar in Jersey or by mutual written agreement of Pan-Ocean Energy and Addax Petroleum.

Addax Petroleum may terminate the Arrangement Agreement at any time prior to date the final order of the Royal Court of Jersey is filed with the registrar in Jersey if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the Pan-Ocean Energy shareholders in accordance with the terms of the interim order of the Royal Court of Jersey on or before the October 31, 2006, or such later date as may be agreed to in writing by Pan-Ocean Energy and Addax Petroleum (the "**Outside Date**"); (c) the final order of the Royal Court of Jersey has not been granted in form and substance satisfactory to Addax Petroleum, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (d) the Arrangement has not become effective on or before the Outside Date; (e) the Non-Completion Fee (as defined below) is payable by Pan-Ocean Energy; (f) the Board of Directors of Pan-Ocean Energy changes, withdraws, modifies or supersedes its recommendation to Pan-Ocean Energy shareholders to vote in favour of the Arrangement and related resolutions; (g) a material adverse effect has occurred with respect to Pan-Ocean Energy; (h) a condition precedent in favour or for the benefit of Addax Petroleum is not satisfied in accordance with the Arrangement Agreement by the time specified for satisfaction thereof or the Outside Date (as the case may be); (i) Pan-Ocean Energy is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that would have a material adverse effect on Pan-Ocean Energy or on the ability of Pan-Ocean Energy and Addax Petroleum to consummate the transactions contemplated by the Arrangement Agreement and Pan-Ocean Energy fails to cure such breach within seven days after receipt of written notice thereof from Addax Petroleum (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (j) upon any other circumstances that gives rise to a right of termination of the Arrangement Agreement by Addax.

Pan-Ocean Energy may terminate the Arrangement Agreement upon written notice to Addax Petroleum if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the shareholders of Pan-Ocean Energy in accordance with the terms of the interim order of the Royal Court of Jersey on or before the Outside

Date; (c) the Final Order is not granted in form and substance satisfactory to Pan-Ocean Energy, acting reasonably, on or prior to the Outside Date or, if granted, has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (d) the Arrangement does not become effective on or before the Outside Date; (e) the Non-Completion Fee is paid by Pan-Ocean Energy; (f) Addax Petroleum is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that materially adversely affects the ability of Addax Petroleum and Pan-Ocean Energy to consummate the transactions contemplated by the Arrangement Agreement and Addax Petroleum fails to cure such breach within seven days after receipt of written notice thereof; or (g) upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by Pan-Ocean Energy.

The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making an offer to Pan-Ocean Energy that is superior to the terms of the Arrangement or, provided Pan-Ocean Energy complies with the terms of the Arrangement Agreement, preclude the Pan-Ocean Energy board of directors from considering and acting on such superior offer. In such circumstances, and in certain other circumstances, Pan-Ocean Energy is required to pay to Addax Petroleum a one time fee of CDN$45 million (the "**Non-Completion Fee**") and potentially an expense reimbursement up to CDN$5 million. In the event that Pan-Ocean Energy receives a superior offer, Addax Petroleum has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement in order to match the superior offer.

ADDAX PETROLEUM

Addax Petroleum was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series. Pursuant to a share transfer agreement among the Corporation, AOG and Addax Mining Holdings B.V. dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration in Africa and the Middle East.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400, 350-7th Avenue S.W. Calgary, Alberta T2P 5N9. The chart below shows the inter-corporate relationships among Addax Petroleum and its material subsidiaries.



Addax Petroleum Corporation (Canada)
Addax Petroleum NV (Curacao)
Addax Petroleum Services Ltd. (Isle of Man)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd (Nigeria)
Addax Petroleum JDZ4 Ltd. (Nigeria)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum Exploration (Nigeria) Ltd (Nigeria)
Addax Petroleum Gabon Ltd. (Isle of Man)
Addax Petroleum Cameroon Ltd. (Isle of Man)
Addax Petroleum Resources Nigeria Ltd. (Nigeria)
Addax Energy Nigeria Ltd. (Nigeria)

Upon completion of the Acquisition, PanAfrican and Pan-Ocean UK will be direct wholly owned subsidiaries of Addax Petroleum Overseas Ltd.

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise,

combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts and a 40 per cent interest in a Joint Venture Agreement covering the following five Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API);
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90; and
  - Okwok is an offshore development property located in shallow water in OML67, adjacent to OML123.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.
- In the Joint Development Zone, Addax Petroleum has recently established a prominent equity position which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator of Block 2.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji for an interest in a Production Sharing Contract in respect of the Taq Taq field. In May 2006, the Corporation announced that it commenced drilling activities with Genel Enerji in their first jointly operated well in the Taq Taq license area.


OML124
NIGERIA
CAMEROON
NGOSSO
OML123
OKWOK
OPL225
OPL90
2
3
4
JDZ
EQUATORIAL GUINEA
KIARSSENY
GABON
TAQ TAQ
IRAQ

The following table summarizes the production, development, exploration and new ventures properties of the Corporation.

Properties and New Ventures Summary Table

Country/Region	License	Area[1][2]	Addax Petroleum's Interest	Average Oil Production: 3 Months Ended March 31, 2006	Average Oil Production: 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	100	50,350	47,120	74.9	143.9	194.3
	OML124[4]	74,100	100	3,370	3,490	9.7	12.8	28.1
	OPL90	85,300	100	26,660	14,670	24.0	40.0	56.3
	OPL225	241,900	100	—	—	—	—	—
	Okwok	9,000	40	—	—	—	—	—
JDZ	Block 4	81,100	38.3	—	—	—	—	—
	Block 3	24,700	15.0	—	—	—	—	—
	Block 2	24,500	14.3	—	—	—	—	—
Cameroon	Ngosso	70,300	60	—	—	—	—	—
Gabon	Kiarsseny	571,600	42.5	—	—	—	—	—
Kurdistan	Taq Taq[4]	50,700	30	—	—	—	—	—
Total		1,323,900		80,380	65,280	108.6	196.7	278.7

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

(3) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(4) Onshore properties.

Recent Developments

The following is a summary of the significant recent developments in the business and operations of Addax Petroleum, in addition to the proposed acquisition of the Acquired Business. Additional details regarding these recent developments can be found within the description of each property.

In March 2006, Addax Petroleum entered into three Production Sharing Contracts with the Joint Development Authority for three blocks in the Joint Development Zone. The three blocks awarded were JDZ Block 4 (Addax Petroleum's participating interest of 38.3 per cent and operator), JDZ Block 3 (15.0 per cent participating interest with Anadarko as operator) and JDZ Block 2 (14.3 per cent participating interest with Sinopec as operator).

In May 2006, Addax Petroleum and Genel Enerji commenced drilling activities in the first jointly operated well in the Taq Taq License Area in the Kurdistan Region of Iraq. The commencement of drilling activities followed a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure. The well now being spudded is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent participating interest in the Okwok Property in license area OML67 following the receipt of necessary government approvals. Under the Joint Venture Agreement between Oriental Energy and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum will conduct operations at the Okwok Property in its capacity as technical advisor. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells commencing in July 2006 to confirm the commercial potential of the field. A successful appraisal program by Oriental Energy and Addax Petroleum will be followed by field development operations. First commercial oil production from the Okwok Property could commence as early as 2008.

Development and exploration activities on the Corporation's Nigeria properties is continuing at a rapid pace in 2006. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The capital expenditure program for the first three months of 2006 totalled $245.5 million and was comprised of development expenditure of $148.3 million, license acquisition expenditures of $66.0 million and exploration expenditures of $31.2 million. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or the PanAfrican assets).

Properties And New Ventures Description

Addax Petroleum's principal oil and gas properties and new venture opportunities are in the West African countries of Nigeria, Cameroon and Gabon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

Nigeria

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123). OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum is conducting operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $894 million in 2006, including $35 million of acquisition costs for the Okwok Property.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering

OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria.



BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
QUA IBOE TERMINAL
BONNY TERMINAL
BRASS RIVER TERMINAL
ANTAN TERMINAL
OML123
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
CAMEROON
Producing Property
Exploration Property
New Venture Opportunity

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first three months of 2006, OML123 produced an average of 50,350 bbls/d of oil. Oil gravity ranges between 19° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OML123 to be 74.9 mmbbls and gross proved plus probable reserves to be 143.9 mmbbls. The Corporation expects production from OML123 to average approximately 53 mbbls/d in 2006 and 55 mbbls/d in 2007.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains nine producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo, Ukpam and Adanga North) and one undeveloped oil field (Kita North). There are also five unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West and Ebughu NE-A), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $443 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Average Oil Production		Gross Oil Reserves[(1)(2)]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	bbls/d	*bbls/d*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Adanga	20,810	22,350	23.6	25.2	13.8
Ebughu (and extensions)	13,810	15,590	17.4	4.3	9.2
Oron West and North Oron	13,570	7,420	24.6	23.2	0.2
Adanga North	560	–	–	11.0	12.0
Other Producing Fields	1,600	1,760	2.3	3.2	11.7
Kita North	–	–	7.0	2.2	3.5
Total	**50,350**	**47,120**	**74.9**	**69.0**	**50.4**

Notes:

(1) Proved and probable reserves as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. The Corporation is in the process of replacing the Knock Taggart with the Knock Adoon FPSO in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods with strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 130 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2008. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to an LPG FPSO, a floating central gas processing liquids storage unit comprised of LPG and condensates extraction and compression facilities and a gas delivery pipeline to the town of Calabar. The LPG FPSO is expected to produce initially approximately 150 t/d of propane, 100 t/d of butane and 1 mbbls/d of condensate. The floating central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field and will be leased. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC except for the gas delivery pipeline which will

be built and financed by the Nigerian government. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first three months of 2006, Adanga produced an average of 20,810 bbls/d of oil with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.6 mmbbls and gross proved plus probable reserves to be 48.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the OML 123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. The capital expenditure budget for 2006 includes the purchase of the TPU and refurbishing both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first three months of 2006, Ebughu produced an average of 13,810 bbls/d of oil with an average watercut of 45 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 17.4 mmbbls and gross proved plus probable reserves to be 21.7 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north eastern extensions.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first three months of 2006, Oron West and North Oron produced an average of 13,570 bbls/d with an average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.4 and 9.2 mmbbls, respectively, and gross proved plus probable reserves to be 29.1 and 18.7 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells were drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In the second half of 2006, a second wellhead platform has been installed near the

existing platform from which a further four wells were planned for the second half of 2006 comprising two horizontal production wells drilled in North Oron and one appraisal and one horizontal production well to be drilled in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. For the first three months of 2006, Aganga North produced an average of 560 bbls/d from an extended well test. Oil gravity is 19° API. As at December 31, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In the second half of 2006, the Corporation is carrying out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test was drilled in the first quarter of 2006. The Corporation plans to develop the field as a satellite to the Adanga Platform with full production expected in 2007.

Other Producing Fields (Akam, Bogi, Mimbo and Ukpam)

The Akam, Bogi, Mimbo and Ukpam fields were discovered in and have been producing since the 1980s. For the first three months of 2006, combined producing from these fields averaged of 1,600 bbls/d of oil from eight deviated and horizontal wells. Oil gravity ranges between 20 and 45° API. As at December 31, 2005, NSAI estimates gross proved reserves for these fields to be 2.3 mmbbls and gross proved plus probable reserves to be 5.5 mmbbls.

The Akam, Bogi, Mimbo and Ukpam fields are located in 10 to 40 m water depth and cover a combined area of approximately 2,090 acres (8.6 km^2). The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007, with further drilling plans contingent on the outcome of this well. No further drilling activity or significant capital expenditures are planned for the remaining three fields.

Kita North

The Kita North field was discovered in 2005 and further appraisal and development plans are in progress. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at December 31, 2005, NSAI estimates gross proved reserves for Kita North to be 7.0 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $443 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock

Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 53 mbbls/d in 2006. Addax Petroleum believes the prospective oil resources in OML123 provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $136 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $68 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $68 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. The balance of the total initial investment of $68 million is related to non associated gas production facilities, The Corporation is currently negotiating a gas sales price with NNPC.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. Oil gravity ranges between 29° and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at December 31, 2005, NSAI estimates gross proved reserves for OML124 to be 9.7 mmbbls and gross proved plus probable reserves to be 12.8 mmbbls. The Corporation expects production from OML124 to average approximately 4 mbbls/d in 2006 and 5 mbbls/d in 2007.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $24 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Average Oil Production: 3 Months Ended March 31, 2006	Average Oil Production: 2005	Gross Oil Reserves[1]: Proved	Gross Oil Reserves[1]: Probable	Gross Oil Reserves[1]: Possible
	(bbls/d)	*(bbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Izombe	1,730	1,750	5.7	1.9	10.0
Ossu	1,640	1,740	4.0	1.2	5.3
Total	**3,370**	**3,490**	**9.7**	**3.1**	**15.3**

Notes:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an

export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility and an export terminal. The Corporation is completing detailed design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, 75 t/d of butane and 1 mbbls/d of condensate and approximately 35 mmcf/d of residue lean gas. The liquids products will be trucked and the residue lean gas will be sold to a local power generation plant. The Corporation expects that the condensate would be blended with oil at the Izombe Flow Station for export. Depending on prices butane and some blended propane would either be marketed locally or exported. The Corporation is negotiating a gas sales contract with NNPC.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first three months of 2006, Izombe produced an average of 1,730 bbls/d with an average watercut of 87 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.7 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. In 2006, the Corporation plans to drill an oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first three months of 2006, Ossu produced an average of 1,640 bbls/d with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.0 mmbbls and gross proved plus probable reserves to be 5.2 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. The Corporation plans to drill two production wells and work over two existing oil production wells in the Ossu field in 2006.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2007, which will be the first exploration well to be drilled by the Corporation in OML124.

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $24 million for 2006. In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $110 million of which $50 million would be incurred by Addax Petroleum to supply feed gas and $60 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the Izombe LPG plant and the export terminal. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the export terminal and the Corporation would hold the remaining 40 per cent interest. The LPG plant would be constructed and initially operated by Addax Petroleum and the export terminal would be operated by a third party. The Corporation intends to make a final investment decision regarding the LPG project in the third quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2008. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $25 million is expected to be spent by the Corporation in 2006 with the balance of $49 million to be spent in 2007. Of the Corporation's capital expenditure, the $50 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth with production from OPL90 commencing in March 2005. In the first six months of 2005, OPL90 produced an average of 26,660 bbls/d of oil. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OPL90 to be 24.0 mmbbls and gross proved plus probable reserves to be 40.0 mmbbls. The Corporation expects production from OPL90 and OPL225 to average approximately 28 mbbls/d in 2006 and 41 mbbls/d in 2007.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and four exploration prospects. OPL225 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Total capital expenditures for OPL90 and OPL225 are budgeted to be $304 million in 2006.

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225.

Field	Average Oil Production		Gross Oil Reserves[1]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	23,220	11,810	17.2	13.0	7.0
Nda	3,440	2,860	6.8	3.1	9.3
Total	**26,660**	**14,670**	**24.0**	**16.0**	**16.3**

Note:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. The associated gas would be sold to this operator. Construction of the gas gathering pipeline is expected to take place in 2007 or 2008. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the first three months of 2006, the Okwori field produced an average of 23,220 bbls/d of oil with an average watercut of 4 per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Okwori field to be 17.2 mmbbls and gross proved plus probable reserves to be 30.2 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. As of the end of June 2006, eight production wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. For the first three months of 2006, the Nda field produced an average of 3,440 bbls/d of oil with no watercut. As at December 31, 2005, based on the Nda-1 well results, NSAI estimates gross proved reserves for the Nda field to be 6.8 mmbbls and gross proved plus probable reserves to be 9.8 mmbbls.

In January 2006, Addax Petroleum finished drilling the second well in the Nda field ("**Nda-2**"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. Addax Petroleum expects that the January 2006 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the NSAI Reserve Report and therefore are not reflected in the NSAI Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

During 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation processed a 870 km^2 3D seismic survey during early 2006 and will look to identify further exploration drilling opportunities.

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $304 million in 2006. These expenditures are expected to increase production from approximately 15 mbbls/d in 2005 to approximately 28 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Additionally, the Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before mid 2008.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok Property and will conduct operations in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum has made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date and no reserves booked from the Okwok Property.

Production Facilities

Addax Petroleum believes that there are significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells with the GSF High Island IX drilling rig, commencing in July 2006, to confirm the commercial potential of the field. A successful appraisal program will be followed by field development operations.

Budgeted Capital Expenditures

The development of the Okwok Property commenced in 2006 and the Corporation's capital expenditures are budgeted to be $81 million in 2006, including the farm in fee of $35 million paid by Addax Petroleum to Oriental Energy. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property as early as 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements.

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[(1)]

	3 Months Ended March 31, 2006	Year Ended December 31, 2005	2004	2003
Sales and Marketing Volumes (mmbbls)				
Antan Blend[(2)]	4.2	17.3	13.0	11.8
Brass River Blend	0.2	1.2	1.3	2.2
Okwori Blend	2.2	4.5	–	–
Dated Brent Crude Price ($/bbl)	61.75	54.38	38.22	28.84
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[(2)]	57.14	50.71	36.56	27.49
Brass River Blend	62.81	54.82	39.37	29.10
Okwori Blend	63.56	60.23	–	–
Premium/(Discount) to Brent Crude ($/bbl)[(1)]				
Antan Blend[(2)]	(4.90)	(3.84)	(1.88)	(1.27)
Brass River Blend	0.90	0.27	0.49	0.39
Okwori Blend	1.91	1.04	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that

the formal grant of OML123 and OML124 supersedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2).

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea. The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

JDZ Properties

During 2005 and 2006, Addax Petroleum built a prominent equity position in the JDZ which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Production Sharing Contacts for all three blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 and while Anadarko is the operator of Block 3 and Sinopec is the operator on Block 2.

A summary of the Corporation's holdings in this highly prospective region together with various payments and obligations is provided in the following table.

				Payments by Addax Petroleum			
Block	**Net Acres**	**Addax Petroleum's Participating Interest**	**Operator**	**Signature Bonuses**	**Acquisition Payments**	**Partner's Interest Carried by Addax Petroleum**	**Minimum Work Program to be Funded by Addax Petroleum**
	(acres)	(%)		($ million)	($ million)	(%)	($ million)
2	24,500	14.33	Sinopec	8.3	6.8	7.33	6.1
3	24,700	15.00	Anadarko	2.0	7.5	10.00	7.5
4	81,100	38.30	Addax Petroleum	28.4	28.0	17.70	29.7
Totals	130,300			38.7	42.3		43.3

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ

consortium. Addax Petroleum entered into a participating agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent participating interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, signed a PSC with the JDA. Further, in April 2006, Addax Petroleum increased its participating interest in Block 4 to 38.3 per cent by acquiring the 5 per cent participating interest held by Overt Ventures Ltd.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participating agreement with ERHC relating to Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent participating interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

Also in March 2006, the Corporation signed a PSC with the JDA and a participating agreement with ERHC relating to Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 14.33 per cent participation interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

Cameroon

<u>Ngosso Property</u>

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage. The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Government of Cameroon has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

Until recently, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso Property itself was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property by that date. The power transfer process was essentially completed in early 2006 which then allowed the Corporation to conduct a seismic acquisition program. In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and will perform a detailed evaluation of the seismic data over the balance of this year. Addax Petroleum intends to drill two commitment wells in the first half of 2007, subject to rig availability, based on the six prospects and leads identified to date.

On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension.

The Corporation's capital expenditures for Ngosso are budgeted to be $14 million in 2006, primarily for the 3D seismic acquisition program and related evaluation.

Gabon

Kiarsseny Property.

In January 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny is budgeted to be $1 million in 2006.

Kurdistan Region of Iraq

Taq Taq Property

Overview

In July 2005, Addax Petroleum entered into the Genel Farm-in with Genel Enerji, a majority owned subsidiary of the Cukurova Holdings Group of Turkey, for a 30 per cent share of Genel Enerji's interest in the Taq Taq Production Sharing Agreement. The Taq Taq PSA provides Genel Enerji with the exclusive right to conduct petroleum operations in Taq Taq as contractor for the property. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The gross field area of Taq Taq is approximately 169,000 acres (680 km^2).

Genel Farm-in

Genel Enerji entered into the Taq Taq PSA with the Kurdistan Regional Government in January 2004. Under the Genel Farm-in, Genel Enerji has agreed to assign to Addax Petroleum a 30 per cent share of Genel Enerji's interest in the Taq Taq PSA. Under the terms of the Genel Farm-in Addax Petroleum is required to fund 100 per cent of an initial work program to a maximum aggregate cost of $74 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Taq Taq PSA, and after deduction of a total of $50 million pre-funded by way of work program contribution and loan. See "Risk Factors".

Taq Taq License Area

The Taq Taq License Area is in the Zagros basin where large, elongated anticlines dominate. The field was discovered in 1978 by the drilling of the first well, which was drilled to a depth of approximately 4,000 m. The well was drilled on the crest of the structure and is reported to have tested oil at rates of up to 5,000 bbls/d. Test results indicate the presence of a gross oil column in excess of 470 m. The Cretaceous reservoir contains a high quality, light crude oil with gravity in excess of 47° API. The second Taq Taq well, drilled in 1978 close to the first well, was a shallow well and tested oil at a reported rate of 1,000 bbls/d at a depth of approximately 600 metres, with oil of a medium gravity (24° API). A third well was drilled in 1980 two kilometres southwest of the original well to test the flank of the structure. Results from the third well were inconclusive as the well was suspended due to technical difficulties.

The active wells on the Taq Taq License Area are currently producing approximately 1,200 bbls/d of oil on an intermittent basis. Continuous production is not always possible because of the lack of oil transportation trucks. Current production treatment facilities consist of two vertical oil and gas separators in series for two-stage separation, feeding

into an atmospheric oil storage facility consisting of three horizontal tanks. The current method of delivery is via daily tanker truck to a local small-scale oil refinery and a cement factory. All current oil production is provided to the local government under the terms of the Taq Taq PSA.

The first phase of development of the Taq Taq License area commenced in late 2005 and in early 2006, Addax Petroleum and Genel Energy completed a 270 km 2D seismic acquisition campaign to define the extent of the Taq Taq structure. Addax Petroleum and Genel Enerji then commenced drilling activities in the first jointly operated well in the Taq Taq License Area in May 2006. This well is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations. This well is the first of a three well drilling program which Addax Petroleum and Genel Enerji commenced as part of the first phase of development and is in response to the urgent local energy requirements of the Kurdistan Region of Iraq and in fulfillment of a request from the regional authorities to expeditiously satisfy those needs. The objectives of the first phase of development are to establish and secure productive capacity of approximately 20 mbbls/d as well as collecting subsurface data to prepare for future full field development.

Based on initial mapping of the Taq Taq structure, Addax Petroleum's preliminary range estimate of oil in place is approximately 900 mmbbls to 3,500 mmbbls with an expected target of 2,100 mmbbls. The completion of the three well drilling program in the first development phase is anticipated to confirm the commercial potential of the Taq Taq License Area. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq License Area would require the construction of a pipeline for the export of oil production. Addax Petroleum and Genel Enerji, together with the Kurdistan Regional Government, are currently studying a proposed 255 km pipeline through the Kurdistan Region of Iraq which would permit the export of oil to Silopi in Turkey, for delivery to Ceyhan on the Mediterranean coast of Turkey. The proposed export pipeline would be subject to negotiation between Addax Petroleum and Genel Enerji and the Kurdistan Regional Government.

Capital expenditures for the Taq Taq Property are budgeted to be $51 million in 2006. Under the terms of the Genel Farm-in, Addax Petroleum will fund all initial phase expenditures up to a maximum of $74 million.

2006 Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2006.

	2006 ($ Millions)				
Existing Reserves/Licenses (Oil)	**Drilling**	**Development Facilities & Other**	**Total Development & Drilling**	**Exploration & Other**	**Total**
OML 123	$120	$292	$412	$31	$443
OPL 90	$141	$100	$241	$63	$304
OML124	$18	$6	$24	-	$24
Total Existing Reserves/Licenses	$279	$398	$677	$94	$771
Prospective Resources					
JDZ ($81 million acquisition costs)	-	-	-	$104	$104
Cameroon	-	-	-	$14	$14
Gabon	-	-	-	$1	$1
Total Prospective Resources	-	-	-	$119	$119
Contingent Resources					
Nigeria Gas	-	-	-	$42	$42
Taq Taq	-	-	-	$51	$51
Okwok ($35 million acquisition costs)	-	-	-	$81	$81
Total Contingent Resources	-	-	-	$174	$174
Addax Petroleum Total	$279	$398	$677	$387	$1,064

Other New Venture Opportunities

Addax Petroleum has exploration properties in Cameroon and Gabon, and may also pursue other opportunities as they arise in West African countries such as Guinea, Angola, Congo, Chad and Cote d'Ivoire, North African countries such as Algeria, Libya and Middle East countries such as Egypt, Iraq and Iran.

Fiscal Terms - Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs



Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
NNPC
Addax Petroleum

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbls/d)					
Water Depth	**<2,000**	**2,000-5,000**	**5,000-10,000**	**10,000-15,000**	**15,000-25,000**	**>25,000**
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore..................	5.0	7.5	15.0	20.0	20.0	20.0
<100........................	2.5	2.5	7.5	12.5	18.5	18.5
100-200..................	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	30	70
40 and <75	45	55
75 and <100	55	45
100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	20	80
40 and <75	35	65
75 and <100	45	55
100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	**Years 2 to 5**	**Year 1**	**Years 2 to 5**
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**

	Without Capital Expenditure		With Capital Expenditure	
	Year 1	Years 2 to 5	Year 1	Years 2 to 5
Oil Allocation of Total PSC Revenue:				
Cost Oil	20.0	20.0	40.0	40.0
Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
Royalty Oil	10.0	10.0	10.0	10.0
Tax Oil	99.6	99.6	61.8	87.6
Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
NDDC levy and education tax	4.0	4.0	6.9	4.0
Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend.

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

≤2 (%)	2-5 (%)	5-10 (%)	10-15 (%)	15-25 (%)	25 (%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Other Information Regarding Addax Petroleum Reserves

Generally, Addax Petroleum attributes proved undeveloped reserves in accordance with the CIM definitions. Undeveloped reserves are "those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned". Proved undeveloped reserves specifically are based on the following items: test information obtained from various zones; well log response from behind pipe zones relative to the producing zones; and production and pressure performance information. Proved undeveloped reserves are assigned based on the field development plan as approved by NNPC and as programmed in the internal budget of Addax Petroleum over the next 2 years.

General capital expenditures are classified as proved undeveloped because by definition, significant investment implies the status of undeveloped. Since these investments are greater than the actual revenue generated by the proved undeveloped category, the proved undeveloped category results in a negative future net revenue, however, when coupled with the tax benefit calculated according to the production sharing contracts which affect all proved categories, the future net revenue for the proved undeveloped reserve category is positive.

FINANCING OF THE ACQUISITION

Addax Petroleum intends to finance the CDN$1.605 billion cash purchase price of the Acquisition, the net debt of approximately CDN$30 million to be assumed under the Acquisition and the fees and expenses related to the Acquisition, estimated to be CDN$•, for a total of approximately CDN$• through a combination of all or some of (i) the net proceeds of this offering; (ii) cash from treasury (as at March 31, 2006, Addax Petroleum had cash on hand and short term investments totalling $249 million); (iii) draw downs under the $1.0 billion Revolving Credit Facility; and (iv) if required, a draw down under the $450 million Term Credit Facility.

Acquisition Facility

For the purposes of financing the Acquisition, Addax Petroleum obtained commitments from certain Canadian chartered and non-Canadian chartered banks (collectively the "**Lenders**"), for a senior secured acquisition facility (the "**Acquisition Facility**") consisting of: (i) a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition (the "**Revolving Credit Facility**"); and (ii) a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the purchase price payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition (the "**Term Credit Facility**").

The proceeds of the Acquisition Facility are to be used to fund in part the purchase price under the Acquisition, pre-pay in full all existing debt facilities of Addax Petroleum (on a consolidated basis after giving effect to the Acquisition) and for ongoing operating and working capital requirements and other general corporate purposes. Addax Petroleum intends to terminate the Credit Facility upon entering into definitive documentation with respect to the Acquisition Facility. In the event Addax Petroleum draws down on the Term Credit Facility it will be required to use its commercially reasonable efforts to issue debt and/or equity securities in order to generate sufficient proceeds to refinance (in whole) the amount outstanding under the Term Credit Facility and the Lenders will have the ability at any time from and after 135 days after the closing date of the Acquisition to cause Addax Petroleum to issue debt or equity securities on terms and conditions satisfactory to the Lenders in order to refinance (in whole) the amount outstanding under the Term Credit Facility.

The funding of the Acquisition Facility is subject to customary conditions and the execution of definitive documentation. Conditions to drawdown are expected to contain standard provisions, as well as a requirement that Addax Petroleum shall have a maximum ratio of total financial indebtedness to annualized consolidated earnings before interest, taxes, depreciation and amortization ("**EBITDA**"), a minimum ratio of EBITDA to total interest expense and a minimum current ratio.

Addax Petroleum anticipates that the definitive documentation for the Acquisition Facility will contain customary terms, conditions and covenants, including negative covenants with respect to incurring additional indebtedness and/or granting security or encumbrances over assets without the prior written consent of the Lenders. Addax Petroleum expects that the Acquisition Facility will contain restrictive covenants, which will limit the discretion of management with respect to certain business matters. These covenants are expected to place restrictions on, among other things, the ability of Addax Petroleum to incur financial indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of

assets and merge or consolidate with another entity. It is expected that the Acquisition Facility will be secured by a conventional security charging the material property and assets of Addax Petroleum. It is anticipated that APNV, Addax Petroleum Overseas Ltd., PanAfrican and, if Addax Petroleum uses a special purpose company to effect the Acquisition and to borrow funds under the Acquisition Facility, such special purpose company will be required to provide performance, payment and indemnity guarantees to the Lenders.

Addax Petroleum expects that it will be required to make certain mandatory repayments on any amounts drawn under the Acquisition Facility, including prepayment of any net proceeds from (a) any permitted asset disposals, (b) any insurance proceeds assigned to the Lenders in the event such proceeds are not committed for use to repair or replace assets, (c) any amount to be paid pursuant to a claim under the Arrangement Agreement or in respect of a due diligence report and (d) the Permanent Financing (defined below). It is the intention of Addax Petroleum and the Lenders that the Acquisition Facility will be refinanced by a permanent financing which may involve any combination of (i) senior secured bank financing, (ii) issuance(s) of straight or convertible bonds, notes or other debt and (iii) further issuances of equity (collectively a "**Permanent Financing**"). See "Risk Factors — Risks Related to the Acquisition".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum as at March 31, 2006, and as at March 31, 2006 after giving effect to the Offering and the Acquisition.

	Authorized	**Outstanding as at March 31, 2006**	**Outstanding as at March 31, 2006, After Giving Effect to the Offering and the Acquisition**(3)(4)(5)(6)(7)
Debt(1)			
Short term debt	–	$0	$ •
Long term debt	–	$0	$• million(4)(5)
Total debt	–	$0	$• million(4)(5)
Share Capital(2)(5)			
Common Shares	Unlimited	$391 million (140,100,100 shares)	$• (• shares)
Preferred Shares	Unlimited	$0 (nil shares)	$0 (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks, Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) The net proceeds to the Corporation from the offering of Subscription Receipts are estimated to be $• based on the issuance of 15,000,000 Subscription Receipts for aggregate gross proceeds of $• less the Underwriters' fee of $• and expenses of the offering estimated to be $•. The net proceeds, gross proceeds, Underwriters' fee and expenses have been converted into U.S. dollars based on an exchange rate of CDN$1 equals $•. Assumes no exercise of the Over-Allotment Option.

(4) Assumes that the Acquisition has been completed and that the 15,000,000 Subscription Receipts have been converted into 15,000,000 Common Shares.

(5) See "Financing of the Acquisition".

(6) Assumes that $• will be drawn under the Revolving Credit Facility, $• will be drawn down under the Term Credit Facility and CDN$30 million ($• million) of net debt will be assumed by Addax Petroleum under the Acquisition and immediately repaid.

(7) In June 2006, the Corporation's long term equity incentive plan was approved, pursuant to which an aggregate of 7,500,000 Common Shares may be issued and pursuant to which the Corporation currently has reserved for issuance an aggregate of 609,500 Common Shares. Does not assume the issuance of any Common Shares under the Corporation's long term equity incentive plan.

DIVIDENDS

Addax Petroleum intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility and under the Acquisition Facility on the ability of Addax Petroleum and/or APNV to pay dividends or other distributions. On August 1, 2006, Addax Petroleum declared an initial quarterly dividend for the quarter ending June 30, 2006 of CDN$0.05 per Common Share. That dividend is payable on September 14, 2006 to shareholders of record on August 24, 2006. Holders of Subscription Receipts will be entitled to a Special Payment per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Any Subscription Receipts issued and sold under this short form prospectus will be eligible for a Special Payment of CDN$0.05 per Common Share when the Acquisition is completed and the Subscription Receipts are converted into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Subscription Receipts hereunder are estimated to be CDN$● (CDN$● if the Over-Allotment Option is exercised in full) after deducting the fee payable to the Underwriters and the estimated expenses of the offering. The net proceeds will be used to fund a portion of the purchase price of the Acquisition.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not, however, include a description of all of the terms of the Subscription Receipts, and reference should be made to the Subscription Receipt Agreement for a complete description of the terms of the Subscription Receipts.

The Subscription Receipts will be issued at the closing of the offering pursuant to the Subscription Receipt Agreement. Subscription Receipts will be represented by a global certificate issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-entry only system and will be deposited with CDS on the date of the closing of the Offering. A holder of a Subscription Receipt will not be entitled to a certificate evidencing that person's interest in or ownership of a Subscription Receipt, and will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that the Subscription Receipts have been issued. The Escrowed Funds will be delivered to and held by the Escrow Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, the Escrowed Funds and any interest earned thereon, less any amount required to pay any Special Payment (as defined below), will be released to the Corporation concurrently with the closing of the Acquisition and holders of Subscription Receipts will receive, without payment of additional consideration or further action, one Common Share for each Subscription Receipt held on the Acquisition closing date, together with the Special Payment, if any. Common Shares issued upon exchange of the Subscription Receipts will be represented by a global certificate issued in registered form to CDS or its nominee under the book-entry only system and will be deposited with CDS. No holder of a Common Share will be entitled to a certificate evidencing that person's interest in or ownership of a Common Share, and a holder of Subscription Receipts will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that Common Shares have been issued.

Forthwith upon closing of the Acquisition, the Corporation will execute and deliver to the Escrow Agent a notice thereof, and will issue and deliver the Common Shares to the Escrow Agent. Contemporaneously with the delivery of such notice, the Corporation will issue a press release specifying that the Common Shares have been issued.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the Arrangement Agreement is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and Special Payment (if any) paid upon the completion of the Acquisition.

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006 and holders of Subscription Receipts become entitled to receive Common Shares pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts on the Acquisition closing date will also be entitled to receive an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash distributions of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date Common Shares become issuable pursuant to the Subscription Receipts. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount (the "**Adjustment Amount**") of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount as a purchase price adjustment. If holders of Subscription Receipts become entitled to receive Common Shares, the Escrow Agent and the Corporation will pay the Special Payment to holders on the later of the third business day after the Acquisition closing date and the date the corresponding distribution is paid to shareholders.

Holders of Subscription Receipts will not have any voting or pre-emptive rights or other rights as shareholders and will not be entitled to receive any Special Payment in respect of such Subscription Receipts prior to the conversion of the Subscription Receipts into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. The Subscription Receipt Agreement contains certain customary anti-dilution provisions.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under this offering will have a contractual right of rescission against the Corporation following the issuance of Common Shares to such purchasers upon the conversion of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation provided that the purchaser relied on such misrepresentation and that such remedy for rescission is exercised within 180 days of closing of this offering.

From time to time while the Subscription Receipts are outstanding, the Corporation, the Underwriters and the Escrow Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement will provide for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of a resolution approved by more than 66⅔% of the votes cast in person or by proxy by Subscription Receipt holders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell to the Underwriters 15,000,000 Subscription Receipts, and the Underwriters have severally agreed to purchase such Subscription Receipts at a price of CDN$• per Subscription Receipt, on August 16, 2006 or such other date on or prior to August 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment by the Underwriters to the Corporation on closing of CDN$• per Subscription Receipt. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of CDN$• per Subscription Receipt for Subscription Receipts issued and sold by the Corporation, for an aggregate fee payable by the Corporation to the Underwriters of CDN$•, in consideration for their services in connection with the offering. The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering. The terms of the offering were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 10% of the Subscription Receipts purchased at the closing of this offering, at the offering price of CDN$• per Subscription Receipt, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering. This prospectus qualifies for distribution the issue of the Over-Allotment Option and any Subscription Receipts and Common Shares (as the case may be) that are issued pursuant to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Corporation (before deducting expenses of the offering) will be CDN$•, CDN$• and CDN$•, respectively. The fee payable to the Underwriters pursuant to the exercise of the Over-Allotment Option will be payable as to 50% on closing of the Over-Allotment Option and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the

exercise of the Over-Allotment Option will be reduced to the amount payable upon closing of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Corporation has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The directors and senior officers of Addax Petroleum have agreed they will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following closing of this offering.

Addax Petroleum has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale any Common Shares (or any securities giving the right to acquire Common Shares), other than the issuance of Common Shares pursuant to the exercise of the Over-Allotment Option or conversion of Subscription Receipts, or agree to or announce the intention to do so at any time prior to the date which is 90 days following closing of this offering.

The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 27, 2006.

The Corporation has been granted relief by the Canadian securities regulatory authorities from the requirement to include historical financial statements of Pan-Ocean UK in this prospectus, as well as pro forma financial statements derived from the historical financial statements of Pan-Ocean UK. In addition, the Corporation has been granted relief by the Canadian securities regulatory authorities, subject to certain terms, from the requirement to include in this prospectus financial statements for PanAfrican for its quarter ended June 30, 2006 and to include pro forma financial statements as at and for the period ended June 30, 2006 derived from such financial statements.

The Subscription Receipts offered hereby and the Common Shares issuable pursuant to the Subscription Receipts have not been and will not be registered under the *United States Securities Act of 1933*, as amended and, subject to certain exceptions, may not be offered or sold within the United States. Each of the Underwriters has agreed that it will not, subject to certain exceptions, offer, sell or deliver Subscription Receipts within the United States.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the Corporation under the Term Credit Facility, which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility, which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition.

As at July 31, 2006, no amounts were owing to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Subscription Receipts and the determination of the terms of the distribution were made solely through negotiations among the Corporation and the Underwriters. None of the lenders under the Credit Facility or the Term Credit Facility had any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. will receive their respective share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum , to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

TRADING HISTORY

The outstanding Common Shares are traded on the TSX under the trading symbol "AXC". The following table sets forth the closing price range and trading volume for the periods indicated as reported by the TSX.

Period	High (CDN$)	Low (CDN$)	Volume
February 8 - February 28, 2006...........	23.00	19.50	11,555,730
March 1 - March 31, 2006	28.30	23.71	3,211,200
April 3 - April 28, 2006....................	31.00	28.23	3,829,423
May 1 - May 31, 2006	29.82	25.75	4,207,449
June 1 - June 30, 2006	28.85	24.19	2,042,417
July 1 – July 28, 2006	29.85	26.25	1,599,794
August 1 - August 8, 2006	29.75	29.20	197,782

On August 8, 2006, the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$29.23.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel for the Corporation, and Fraser Milner Casgrain LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts pursuant to this offering and Common Shares in exchange for Subscription Receipts and who, for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of the Corporation and the Underwriters (a "**Holder**").

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "**Regulations**"), and counsel's understanding, based on publicly available published materials, of the current administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any

changes in the law or administrative or assessing practice or policy whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to Holders who at all relevant times are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "**Resident Holder**"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares and all other "Canadian securities," as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of the Subscription Receipts. This summary is not applicable to a purchaser that is a "financial institution", as defined in the Tax Act, for purposes of certain rules applicable to securities held by financial institutions, "specified financial institutions," as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

If a Special Payment is received by a Resident Holder in respect of a Subscription Receipt, the portion thereof that is interest from the Escrowed Funds will be required to be included in computing such Resident Holder's income.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of Common Shares pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years subject to and in accordance with the provisions of the Tax Act.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include the amount paid by the Resident Holder for the Subscription Receipt. Where a Special Payment is paid in respect of a Subscription Receipt, any portion thereof that is an Adjustment Amount will be treated as a reduction of the amount paid for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by a Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. If Proposed Amendments are enacted as proposed, such dividend should qualify as an "eligible dividend." Taxable dividends received by an individual will be

relevant in computing possible liability for alternative minimum tax. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay under Part IV of the Tax Act a refundable tax of $33^{1/3}$% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The taxation of capital gains and losses is described above under "Disposition of Subscription Receipts". The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional $6^{2/3}$% refundable tax on certain investment income, including taxable capital gains and interest.

Non-Residents of Canada

The following portion of the summary applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Subscription Receipts or Common Shares in a business carried on in Canada (a "**Non-resident Holder**"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders or if a Special Payment is made to the Holders, a Non-resident Holder may be subject to Canadian withholding tax under the Tax Act on amounts of interest paid or credited to the Non-resident Holder. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share, unless the Subscription Receipt or Common Share, as the case may be, constitutes "taxable Canadian property" of the Non-resident Holder. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the relevant time, the Subscription Receipts and Common Shares, as the case may be, will not constitute "taxable Canadian property" to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of shares of the Corporation at any time within the sixty-month period that ends at the particular time. Non-resident

Holders for whom Subscription Receipts or Common Shares may constitute taxable Canadian property should consult their own tax advisors.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 110,000,100 Common Shares representing approximately 78.5 per cent of the 140,100,100 issued and outstanding Common Shares.

In May 2006 AOG held an extraordinary meeting of its shareholders and proposed a reorganization of AOG (the "**Reorganization**") that provided AOG shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. AOG shareholders agreed to exchange AOG shares for approximately 45 million Common Shares. Such Common Shares will be transferred in equal installments over a five month period commencing in August 2006. AOG shareholders entitled to approximately 70% of these shares (representing approximately 31.5 million Common Shares) have agreed to defer delivery of any Common Shares pursuant to the Reorganization for a period of 90 days after the closing of this offering.

Following the Reorganization (but not taking into account any Common Shares issued pursuant to the offering) the shareholding percentage of AOG in the Corporation will be reduced to approximately 45% (or to approximately 65 million Common Shares). AOG has agreed not to offer or sell any Common Shares (or issue, offer or sell any securities giving the right to acquire Common Shares) without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, or agree to or announce the intention to do so at any time prior to the date which is 90 days after the closing of this offering.

RISK FACTORS

An investment in the securities of the Corporation involves a high degree of risk. An investor should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference into this short form prospectus including the *pro forma* consolidated financial statements set forth in Appendix "A" before purchasing any of the Subscription Receipts hereunder. In addition to historical information, the information in this short form prospectus contains "forward looking" statements about the Corporation's future business and performance. See "Reader Advisory Regarding Forward Looking Statements." The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this short form prospectus. Risk factors relating to the Corporation's business assume the Arrangement is completed and include risks related to the Acquired Business. Accordingly, references to the "Corporation" under this "Risk Factors" section of the prospectus shall include and be deemed to include a reference to the Acquired Business, unless the context requires otherwise. The risks below address the material factors that management believes may affect, among other things, the Corporation's future operating results and financial performance.

Risks Relating to the Acquisition

The Arrangement may not be consummated or may not be consummated in accordance with its terms

The Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement by a requisite number of votes cast by holders of Class A Shares and Class B Shares of Pan-Ocean Energy, each voting as a separate class, the approval of the Royal Court of Jersey, and majority of the minority approval of each class. If the conditions to the Arrangement are not satisfied on or before October 31, 2006 or such later date as may be agreed by the Corporation and Pan-Ocean Energy, the Arrangement Agreement will be terminated, in which case the Arrangement will not be completed. Neither the Corporation nor Pan-Ocean Energy are obligated to extend the period for the satisfaction or waiver of the conditions to the Arrangement beyond October 31, 2006.

Should the Arrangement not be completed, the Corporation would not realize the anticipated benefits of the Arrangement including the additional growth opportunities provided by the Acquired Business. An investor should recognize that the conditions to the Arrangement may not be satisfied and the Arrangement may not be completed. In addition, the Corporation may be required to increase the consideration offered in the event it determines to exercise the right to match in accordance with the terms of the Arrangement Agreement, and this may increase the indebtedness of the Corporation and may also reduce its available cash flow.

The Corporation may not realize the anticipated benefits of the Acquisition.

The Corporation may not be able to realize the anticipated benefits of the Acquisition which could negatively impact, among other things, the growth opportunities by the Corporation and the market price of the Common Shares. The operations of the Corporation and PanAfrican may not be integrated in an efficient or effective manner and the integration of PanAfrican and the Corporation will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and costs.

There may be undisclosed liabilities associated with the Acquisition.

In connection with the Acquisition, there may be liabilities or deficiencies associated with PanAfrican, Pan-Ocean UK and/or their assets, including environmental or tax liabilities, that Addax Petroleum has not identified in its due diligence or was unable to quantify in its due diligence conducted in respect of the Acquisition. Under the Arrangement Agreement, Addax Petroleum is not indemnified for these liabilities or deficiencies. Any such material liabilities or deficiencies could have a material adverse affect on the Corporation's business, financial condition (financial or otherwise) or future prospects.

There is currently no market for Subscription Receipts.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this short form prospectus.

The Corporation's indebtedness could adversely affect its ability to operate its business.

Addax Petroleum will incur and assume additional debt obligations in connection with the Acquisition, with a significant portion of the purchase price being funded through the Acquisition Facility. As a result, the Corporation will have significant debt service obligations which may limit its flexibility to, and may impose significant restrictions on, the Corporation's operations and business. The Corporation's indebtedness and the terms of its existing or future credit agreements or other instruments governing its indebtedness also could make it more difficult for the Corporation to satisfy its other debt covenants and debt service, lease payment and contractual and other obligations. The Corporation's indebtedness also may increase its vulnerability to general adverse economic and industry conditions and limit its ability to obtain additional financing, to fund existing projects and additional exploration or development projects or opportunities, working capital, capital expenditures or other general corporate requirements. The Corporation's debt service obligations will reduce the availability of cash flow from operations that the Corporation can use for other purposes and may limit flexibility in planning for, or reacting to, changes in the Corporation's business, the oil and gas industry or oil prices. These restrictions and limitations may place the Corporation at a disadvantage compared to competitors with relatively lower amounts of debt and could have a material and adverse impact on the Corporation and its financial performance.

The Acquisition Facility could adversely affect the Corporation and dilute shareholders.

The Acquisition Facility will need to be repaid or refinanced in a relatively short period of time and the Corporation may be required to raise additional capital to do so. This capital raising may involve additional issuances of equity or other securities which may have a dilutive effect on the existing shareholders of the Corporation and may also substantially decrease the market price of the Common Shares. The Acquisition Facility may restrict the Corporation from taking certain actions, including the ability to declare dividends, or may limit the amount of such dividends, and may limit the ability of the Corporation to pursue certain opportunities which may be beneficial or necessary for the growth and/or sustainability of its business. If the Corporation is unable to repay or refinance the Acquisition Facility as required or is in default under the Acquisition Facility, this may have a material and adverse effect on the Corporation and its financial performance.

Risks Related to the Business of the Corporation

There are numerous risks relating to the nature of the Corporation's Business.

There are numerous factors which may affect the success of the Corporation's business which are beyond its control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain countries have exposed it to risks which may not exist for operations in North America such as political and currency risks and the Corporation may be exposed to additional risks in the future.

This business of the Corporation is subject to operating hazards and uninsured risks.

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions,

fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The offshore drilling conducted by the Corporation over seas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Oil and gas operations and production are subject to numerous risks.

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

There is no guarantee that the Corporation has or will continue to have good title to its properties.

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and

with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

PanAfrican is in the process of constructing an export pipeline to ease production constraints from its Tsiengui property. The failure to complete the pipeline on time, or at all, could have a significant effect on the Corporation's aggregate production.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental

problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. the Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc and on completion of the Acquisition, the CFA Franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria and, upon completion of the Acquisition, Gabon. It is also currently pursuing exploration and development activities in Cameroon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum

had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria, Gabon and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions,

whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The legislative framework of the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in the Kurdistan Region of Iraq.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the *Iran and Libya Sanctions Act* ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

As of the date of this prospectus, AOG owns 110,000,100 Common Shares and controls approximately 78.5 per cent of the aggregate voting shares of the Corporation prior to giving effect to this offering and prior to giving effect to the Reorganization which allows AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. After giving effect to the Reorganization but prior to giving effect to the offering, it is likely that AOG will have sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the Reorganization, AOG shareholders have agreed to defer delivery of any of the approximately 45 million Common Shares to be delivered pursuant to the Reorganization to them for a period of 90 days after the closing of this offering. In addition, AOG has agreed not to sell any Common Shares (or any securities giving the right to

acquire Common Shares) for a period of 90 days after the closing of the offering without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld. The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the restrictions above. In addition, AOG or the Underwriters may choose to waive enforcement of such lock-ups. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, as of the date of this prospectus, the Subscription Receipts offered hereby and the Common Shares issued on the conversion of the Subscription Receipts, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan, in each case within the meaning of the Tax Act, provided that (i) in the case of the Subscription Receipts, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or subscriber under the governing plan of the plan trust for such plans; and (ii) the Common Shares are listed, or would become listed upon issue, on a prescribed stock exchange (which includes the TSX).

LEGAL PROCEEDINGS

Addax Petroleum is not a party to, nor are any its respective properties subject to, any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP counsel to Underwriters, Netherland, Sewell & Associates, Inc., McDaniel & Associates Consultants Ltd. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum or any of its respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Subscription Receipts) less than one per cent of the securities of Addax Petroleum and its respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or of any of its respective associates or affiliates.

Deloitte & Touche LLP are independent with respect to Addax Petroleum within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Such additional information is not, and will not be deemed to be, incorporated by reference into this prospectus except as and only to the extent explicitly provided for under the heading "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of **Addax Petroleum Corporation**:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "APC" to the unaudited consolidated financial statements of the Corporation as at March 31, 2006 and for the three months then ended, and to the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PanAfrican" to the unaudited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited for the year then ended, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

4. The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "PanAfrican" as at March 31, 2006 and for the three months ended March 31, 2006, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August 9, 2006

(signed)●
Chartered Accountants

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
ASSETS				
Current				
Cash and cash equivalents	249,223	19,105	●	●
Accounts receivable	123,107	21,532	-	144,639
Inventories	89,476	3,156	-	92,632
Prepaid expenses	35,345	-	-	35,345
Total Current Assets	**497,151**	**43,793**	●	●
Future income taxes	137,267	-	-	137,267
Deferred financing charges	4,355	-	-	4,355
Goodwill	-	-	901,010	901,010
Property, plant and equipment	612,300	201,664	506,036	1,320,000
	753,922	**201,664**	**1,407,046**	**2,362,632**
TOTAL	**1,251,073**	**245,457**	●	●
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	293,183	35,781	-	328,964
Income taxes payable	215,623	3,354	-	218,977
Total Current Liabilities	**508,806**	**39,135**	-	**547,941**
Asset retirement obligations	25,834	19,002	-	44,836
Future income taxes	80,266	10,603	183,763	274,632
Other long-term liabilities	8,423	-	-	8,423
Long-term debt	-	-	●	●
	114,523	**29,605**	●	●
Shareholders' equity				
Share capital	391,060	-	●	●
Retained earnings	236,684	176,717	(176,717)	236,684
	627,744	**176,717**	●	●
	1,251,073	**245,457**	●	●

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	394,161	59,626	-	453,787
Royalties	(73,268)	(11,395)	-	(84,663)
Net sales	320,893	48,231	-	369,124
Other income	1,233	130	-	1,363
Total net revenue	**322,126**	**48,361**	-	**370,487**
EXPENSES				
Operating	47,269	10,700	-	57,969
General and administrative	3,276	1,165	-	4,441
Pre-acquisition	11,912	-	-	11,912
Interest on long-term debt	1,209	-	•	•
Other interest and finance charges	(362)	255	-	(107)
Depletion, depreciation and accretion	57,447	9,692	10,603	77,742
Foreign exchange loss (gain)	57	362	-	419
Total expenses	**120,808**	**22,174**	•	•
Income before provision for income taxes	**201,318**	**26,187**	•	•
Provision for income taxes				
Current	(84,109)	(11,006)	-	(95,115)
Future	(60,710)	(475)	3,711	(57,474)
	(144,819)	(11,481)	3,711	(152,589)
Net income	**56,499**	**14,706**	•	•
Earnings per share basic and diluted (note 3)				•

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,219,128	177,571	-	1,396,699
Royalties	(211,005)	(38,367)	-	(249,372)
Net sales	1,008,123	139,204	-	1,147,327
Other income	5,032	208	-	5,240
Total net revenue	**1,013,155**	**139,412**	-	**1,152,567**
EXPENSES				
Operating	152,704	34,445	-	187,149
General and administrative	16,495	4,763	-	21,258
Pre-Acquisition expense	16,336	-	-	16,336
Interest on long-term debt	3,638	-	•	•
Other interest and finance charges	1,279	-	-	1,279
Depletion, depreciation and accretion	170,298	21,140	45,470	236,908
Impairment of property, plant and equipment	3,162	-	-	3,162
Foreign exchange loss (gain)	204	(697)	-	(493)
Total expenses	**364,116**	**59,651**	•	•
Income before provision for income taxes	**649,039**	**79,761**	•	•
Provision for income taxes				
Current	(349,057)	(29,151)	-	(378,208)
Future	(93,912)	(5,094)	15,915	(83,091)
	(442,969)	(34,245)	15,915	(461,299)
Net income	**206,070**	**45,516**	•	•
Earnings per share basic and diluted (note 3)				•

Addax Petroleum Corporation
Notes to Pro Forma Consolidated Financial Statements
December 31, 2005 and March 31, 2006
(unaudited)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2005 (collectively, the "**pro forma financial statements**") of Addax Petroleum Corporation ("the **Corporation**" or "**APC**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the offering of subscription receipts of the Corporation.

The pro forma financial statements have been prepared from and should be read in conjunction with the:

- Audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005;
- Unaudited consolidated financial statements of the Corporation as at March 31, 2006 and 2005 and for the three month periods ended March 31, 2006 and 2005;
- Audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004; and
- Unaudited consolidated financial statements of PanAfrican as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the preparation of Addax Petroleum N.V.'s audited consolidated financial statements as at and for the year ended December 31, 2005. As a result of the acquisition of Addax Petroleum N.V. by the Corporation on February 16, 2006, the historical financial statements of the Corporation are those of Addax Petroleum N.V.

Other information which was available at the time of preparation of the pro forma financial statements has also been considered. In the opinion of management, these pro forma financial statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the pro forma financial statements are not necessarily indicative of the results of operations expected in future periods.

2. Pro forma adjustments

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006, while the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005:

2.1 Issuance of 15,000,000 common shares of the Corporation on conversion of 15,000,000 subscription receipts for net proceeds of $•.

2.2 Assumption of $● in debt.

2.3 Acquisition of all the outstanding shares of PanAfrican for $1.4 billion financed from the proceeds discussed in 2.1 and 2.2 above as well as available cash in the Corporation.

2.4 Depletion and future income taxes are adjusted for the fair value increase of property, plant and equipment in PanAfrican as a result of the acquisition described in 2.3 above. The preliminary purchase price allocation is as follows: current assets $43,793, goodwill $901,010; property plant and equipment $707,700; current liabilities ($39,135); asset retirement obligation ($19,002); and future income taxes ($194,366).

2.5 Interest expense is adjusted for the increase in debt described in 2.2 above.

3. Earnings per share

Pro forma earnings per share for the three months ended March 31, 2006 and year ended December 31, 2005 have been calculated using • common shares outstanding.

APPENDIX "B"
AUDITED ANNUAL FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated income statements, changes in shareholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
August 8, 2006

Consolidated Income Statements

(US$000)	Note	Year ended 31 December 2005	Year ended 31 December 2004
REVENUES			
Gross revenue		**177,571**	113,452
Royalties and burdens		**(38,367)**	(20,908)
Other income		**208**	96
Net revenues	**4**	**139,412**	92,640
EXPENSES			
Operating		**(24,574)**	(19,723)
Production sharing		**(3,507)**	(2,245)
Transportation and selling		**(6,364)**	(5,666)
General and administrative		**(4,763)**	(5,230)
Foreign exchange gain (loss)		**697**	(403)
Depletion, depreciation and accretion		**(21,140)**	(17,509)
PROFIT BEFORE INCOME TAXES		**79,761**	41,864
INCOME TAXES	**5**		
Current		**(29,151)**	(11,950)
Deferred		**(5,094)**	(5,034)
		(34,245)	(16,984)
PROFIT FOR THE YEAR		**45,516**	24,880

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(US$000)	Note	As at 31 December 2005	As at 31 December 2004
ASSETS			
Current assets			
Cash and cash equivalents		**25,773**	15,553
Trade and other receivables		**14,948**	28,986
Inventories	6	**6,905**	2,981
		47,626	47,520
Non current assets			
Petroleum and natural gas properties	7	**186,382**	103,402
		234,008	150,922
LIABILITIES			
Current liabilities			
Trade and other payables		**43,185**	24,247
Non current liabilities			
Deferred taxation	5	**10,128**	5,034
Provision for abandonment	8	**18,684**	5,146
SHAREHOLDERS' EQUITY			
Capital stock	10	**-**	-
Reserves		**162,011**	116,495
		162,011	116,495
Subsequent event (note 14)			
Commitments (note 11)			
		234,008	150,922

See accompanying Notes to the Consolidated Financial Statements

The Consolidated Financial Statements were approved by the Board on 28th July 2006

(Signed) *"Stephen Huckerby"*
Director

(Signed) *"Paul Keyes"*
Director

Consolidated Statements of Cash Flows

(US$000)	Year ended 31 December 2005	Year ended 31 December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**45,516**	24,880
Adjustments for:		
Depletion, depreciation and accretion	**21,140**	17,509
Deferred taxation	**5,094**	5,034
Funds from operations before working capital changes	**71,750**	47,423
Decrease in trade and other receivables	**14,038**	3,899
Increase in inventories	**(2,159)**	(826)
Increase (decrease) in trade and other payables	**13,076**	(2,370)
Net cash from operating activities	**96,705**	48,126
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(92,347)**	(38,973)
Increase in trade and other payables	**5,862**	14,381
Distribution to former subsidiary	**-**	(1,997)
Dividend paid to parent	**-**	(3,199)
Net cash used in investing activities	**(86,485)**	(29,788)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing loan	**-**	(9,285)
Net cash provided by financing activities	**-**	(9,285)
Net change in cash and cash equivalents	**10,220**	9,053
Cash and cash equivalents at start of year	**15,553**	6,500
Cash and cash equivalents at end of year	**25,773**	15,553

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Changes in Shareholder's Equity

(US$000)	Note	Capital	Reserve	Profit	Total
Balance as at 1 January 2004	10		91,533	3,281	94,814
Dividend			-	(3,199)	(3,199)
Profit to 6th August 2004			-	11,341	11,341
Balance as at 6 August 2004			**91,533**	**11,423**	**102,956**
Profit for the period from 6th August to 31 December 2004			-	13,539	13,539
Balance as at 1 January 2005			**91,533**	**24,962**	**116,495**
Profit for the year			-	45,516	45,516
Balance as at 31 December 2005			**91,533**	**70,478**	**162,011**

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

PanAfrican Energy Corporation (Mauritius) Limited ("PAEM" or the "Company") is an international energy company engaged in the exploration, production and marketing of oil and natural gas. The Company is incorporated and registered in Mauritius. On behalf of the Board, the Consolidated Financial Statements were approved on 28th July 2006.

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

1. BASIS OF PREPARATION

The Consolidated Financial Statements of the Company and its subsidiaries are measured and presented in US dollars on the basis that this reflects the currency in which the main operating cash flows arise. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

a) Basis of consolidation

(i)The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The Consolidated Financial Statements are prepared on the historical cost basis and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

(ii) Transactions eliminated upon consolidation

Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the Consolidated Financial Statements.

b) Foreign currency

Foreign currency transactions are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Non-monetary items are translated at historic rates, unless such items are carried at market value, in which case they are translated using the exchange rates that existed when the values were determined. Any resulting exchange rate differences are taken to the income statement.

c) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs are accumulated in the Company's one cost centre, Gabon Africa.

These capitalized costs together with production and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved petroleum and gas reserves as determined by independent reservoir engineers. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the lower of cost and market of unproved properties. A risk free interest rate is used to arrive at the net present value of future cash flows. The carrying value of petroleum and natural gas properties in excess of the future cash flows is recorded as a permanent impairment.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Substantially all exploration and production activities are conducted jointly with others. Accordingly, the accounts reflect only the Company's proportionate interest in such activities.

d) Depreciation

Depreciation in respect of non-petroleum assets is charged to the income statement on a straight-line basis over the estimated useful economic lives of each class of asset. Land is not depreciated. The estimated useful lives are as follows:

Leasehold improvements	Over Remaining life of the lease
Plant and equipment	3 years
Computer equipment	3 years
Motor Vehicles	3 years
Office fixture and fittings	4 years

e) Inventories

The Company recognises oil inventory held in storage tanks at the fields, together with any oil in transit to the terminal or point of sale. They are valued at the lower of cost and net realisable value. The cost of inventory relates to the direct cost of production on an actual basis, together with the associated level of depletion and amortisation on a cost per barrel basis.

f) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less.

h) Pension

The Company does not operate a pension plan, although it does make defined contributions to employee's personal plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

i) Provision for abandonment

The Company uses the fair value method to provide for asset retirement obligations. The fair value of an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is recorded as a long-term liability, with a corresponding increase in the carrying value of the associated asset. The capitalized amount is depleted on a unit-of-production basis. The liability amount is increased each reporting period due to the passage of time with this accretion charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the asset retirement obligation. Actual asset retirement expenditures are charged against the liability to the extent of the liability recorded. Any difference between the actual costs incurred and the amount of the liability recorded is recognized as a gain or loss in earnings in the period the costs are incurred.

j) Revenue, royalties and production sharing contracts

The Company recognises revenue from crude oil and natural gas sales with a transfer of title effected upon delivery of its working interest volumes to the buyer. In the case of revenue derived from a pilot project, the revenue received is offset against the project's non-depreciable asset base.

Substantially all the Company's revenue is shared under the terms of the various Production Sharing Contracts ("PSC") with the Republic of Gabon as represented by the Ministry of Mines, Energy and Petroleum. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). The government's share of operating costs are recorded in operating expense when incurred and capital costs are recorded in Property, Plant & Equipment and are depleted using the unit-of-production method. Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of Gabon. All other government interests, other than income taxes, are considered to be government royalties and burdens.

k) Taxation

Deferred taxation is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

m) Joint interest operations

It is standard industry practice to conduct petroleum and natural gas operations jointly with other exploration and production companies and, accordingly, the Company only reflects its proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3. ACQUISITION

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

	Book value at acquisition
Petroleum and natural gas properties	86,921
Inventories	2,263
Trade and other receivables	35,304
Cash	7,338
Current liabilities	(18,688)
Provision for abandonment	(4,988)
Deferred tax provision	(3,531)
Interest bearing loan	(1,663)
Equity in net assets acquired	102,956

4. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon.

Major customers

Substantially all of the Company's gross revenues are comprised of sales to two major crude oil buyers which accounted for 91% (2004: 86%) of crude oil sales. At December 31, 2005, $11 million (2004: $19.9 million) of the Company's trade receivables are receivable from these two companies.

5. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	2005	2004
Profit before taxation	**79,761**	41,864
Provision for income taxes calculated at the statutory rate	**27,916**	14,652
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**4,623**	1,121
Other operating income	**(73)**	(34)
General and administrative	**1,913**	1,886
Foreign exchange	**(134)**	141
Recognition of previuosly unrecorded deferred tax assets	-	(782)
Tax provision	**34,245**	16,984

The deferred income tax liability includes the following temporary differences:

	2005	2004
Differences between tax bases and carrying value of petroleum properties	**(10,128)**	(5,034)

6. INVENTORIES

The inventory relates to physical oil inventories and consists of 248,000 barrels of oil at 31 December 2005 (2004: 232,000 barrels) being the Company's share of oil inventories held at the Obangue storage facility, on the Etame floating production storage offloading vessel and on the Remboué tanker.

7. PETROLEUM AND NATURAL GAS PROPERTIES

As at 31 December 2005 petroleum and natural gas property costs included an amount of $28.0 million (2004: $23.4 million), which has been excluded from the depletion calculations. The 2005 costs relate to the Iris/Themis and Awoun concessions, while the 2004 costs related to the Maghena and Awoun concessions. The ability of the Company to recover costs incurred on its pre–production stage activities on these properties is dependent on the future commercial production from these projects. General and administrative costs of $0.9 million (2004: $0.5 million) have been capitalised during the year.

It is estimated by the Company's independent petroleum engineers that in order to bring the total proved reserves to production, a total of $182 million of future development costs will be incurred.

The table below shows the Company's petroleum and natural gas properties and related equipment.

	GABON	NON PETROLEUM ASSETS	TOTAL
COSTS			
As at 1 January 2005	169,547	435	169,982
Additions	91,748	599	92,347
Increase in abandonment	13,120	-	13,120
As at 31 December 2005	**274,415**	**1,034**	**275,449**
DEPRECIATION			
As at 1 January 2005	66,493	87	66,580
Charge in period - depletion	22,198	-	22,198
Charge in period - depreciation	-	289	289
As at 31 December 2005	**88,691**	**376**	**89,067**
NET BOOK VALUE			
As at 1 January 2005	103,054	348	103,402
As at 31 December 2005	185,724	**658**	**186,382**

	LEASEHOLD LAND AND BUILDINGS	FIXTURES AND FITTINGS	MOTOR VEHICLES	PLANT AND EQUIPMENT	COMPUTER EQUIPMENT	TOTAL
COSTS						
As at 1 January 2005	13	18	262	46	96	435
Additions	99	8	406	2	84	599
As at 31 December 2005	**112**	**26**	**668**	**48**	**180**	**1,034**
DEPRECIATION						
As at 1 January 2005	-	4	41	15	27	87
Charge in the period	-	10	183	33	63	289
As at 31 December 2005	**-**	**14**	**224**	**48**	**90**	**376**
NET BOOK VALUE						
As at 1 January 2005	13	14	221	31	69	348
As at 31 December 2005	**112**	**12**	**444**	**-**	**90**	**658**

8. PROVISION FOR ABANDONMENT

	2005	2004
Balance at beginning of year	**5,146**	4,766
Increase during the year	**13,120**	-
Accretion	**418**	380
Balance as at end of year	**18,684**	5,146

A provision of $18.7 million has been recognised for future decommissioning costs. Increases in abandonment costs of $13.1 million have been recognised for future decommissioning costs relating to Tsiengui, Obangue, Etame and Awoun. The costs are expected to be incurred in 2008 to 2019. The provision has been based on internal engineering estimates and regulations in effect at the period end, using current prices inflated at 3% per annum and discounted using a rate of 8%. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at 31 December 2005 is $27.1 million (2004: $14.1 million).

9. FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. The Company monitors these risks and periodically may enter into financial instruments to manage its exposure to these risks.

As at 31 December 2005 and as at the date hereof, the Company held no derivative instruments, long-term sales contracts or other contracts for delivery and accordingly the carrying amounts and estimated fair values were nil.

Credit risk
Substantially all the accounts receivable are due from customers in the oil and gas industry and are subject to normal credit risks.

Foreign currency risk
The Company's exposure to foreign currency risk is limited to exchange rate fluctuations on foreign currency cash and outstanding payable balances.

Fair values
Financial instruments of the Company carried on the balance sheet consist mainly of current assets, current liabilities. There were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short term to maturity.

10. CAPITAL STOCK

	2005			2004		
Number of shares	Authorised	Issued	Valuation at par value	Authorised	Issued	Valuation at par value
Common Shares						
As at 1 January and 31 December	2	2	2	2	2	2

All of the common shares are owned by Pan-Ocean Energy Corporation Limited, the ultimate Parent Company. The common shares have been recorded at their par value of $1. There where no changes in the capital stock of the Company in 2005.

11. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	22,901	18,784	4,117	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($4.1 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $7.4 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $2.3 million.

12. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon.

13. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at December 31, 2005 a total of $10.4 million was due to Pan-Ocean Energy Corporation Limited (2004 : $19.9 million was due from Pan-Ocean Energy Corporation Limited) The balance due to Pan-Ocean Energy Corporation Limited is non interest bearing and has no specific terms for repayment.

During 2005 PanOcean repaid the $19.9 million. The $10.4 million relates to charges for services from the Pan-Ocean entities of $3.9 million (2004: $3.2 million), together with the direct funding to Gabon of $1.6 million (2004: $nil), direct payment of the Energy package insurance premium of $1.3 million (2004: $nil) and the acquisition of the Iris and Themis permits for $3.6 million (2004: $nil). The balance of the 2004 $19.9 million related to the prior periods funding of Pan-Ocean's operations by the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to between the related parties.

14. SUBSEQUENT EVENT

On July 20, 2006 Pan-Ocean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, for cash consideration of Cdn. $1.605 billion.

APPENDIX "C"
UNAUDITED INTERIM FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

Consolidated Income Statements (Unaudited)

(US$000)	Note	**Three Months Ended 31 March 2006**	Three Months Ended 31 March 2005
REVENUES			
Gross revenue		**59,626**	42,336
Royalties and burdens		**(11,395)**	(12,089)
Other income		**130**	51
Net revenues		**48,361**	30,298
EXPENSES			
Operating		**(8,125)**	(5,422)
Production sharing		**(937)**	(1,063)
Transportation and selling		**(1,638)**	(1,155)
General and administrative		**(1,165)**	(1,029)
Financing costs and similar charges		**(255)**	-
Foreign exchange gain (loss)		**(362)**	23
Depletion, depreciation and accretion		**(9,692)**	(5,569)
PROFIT BEFORE INCOMES TAXES		**26,187**	16,083
INCOME TAXES	**2**		
Current		**(11,006)**	(7,260)
Deferred		**(475)**	(787)
		(11,481)	(8,047)
PROFIT FOR THE PERIOD		**14,706**	8,036

Consolidated Balance Sheets (Unaudited)

(US$000)	Note	As at 31 March 2006	As at 31 December 2005
ASSETS			
Current assets			
Cash and cash equivalents		**19,105**	25,773
Trade and other receivables		**21,532**	14,948
Inventories		**3,156**	6,905
		43,793	47,626
Non current assets			
Petroleum and natural gas properties	3	**201,664**	186,382
		245,457	234,008
LIABILITIES			
Current liabilities			
Trade and other payables		**39,135**	43,185
Non current liabilities			
Deferred taxation	2	**10,603**	10,128
Provision for abandonment		**19,002**	18,684
SHAREHOLDER'S EQUITY			
Capital stock		**-**	-
Reserves		**176,717**	162,011
		176,717	162,011
Subsequent event (Note 5)			
Commitments (Note 3)			
		245,457	234,008

Consolidated Statements of Cash Flows (Unaudited)

(US$000)	Three Months ended 31 March 2006	Three Months ended 31 March 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**14,706**	7,959
Adjustments for:		
Depletion, depreciation and accretion	**9,692**	5,569
Deferred taxation	**475**	787
Funds from operations before working capital changes	**24,873**	14,315
Decrease in trade and other receivables	**(6,584)**	(15,370)
Increase in inventories	**2,098**	283
Increase in trade and other payables	**5,353**	3,388
Net cash from operating activities	**25,740**	2,616
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(23,005)**	(6,675)
(Decrease) Increase in trade and other payables	**(9,403)**	998
Net cash used in investing activities	**(32,408)**	(5,677)
Net change in cash and cash equivalents	**(6,668)**	(3,061)
Cash and cash equivalents at start of period	**25,773**	15,553
Cash and cash equivalents at end of period	**19,105**	12,492

Consolidated Statements of Changes in Shareholders Equity (Unaudited)

(US$000)	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 1 January 2006	-	91,533	70,478	162,011
Profit for the period	-	-	14,706	14,706
Balance as at 31 March 2006	**-**	**91,533**	**85,184**	**176,717**

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

Basis of preparation

PanAfrican Energy Corporation (Mauritius) Limited is a wholly owned subsidiary of Pan-Ocean Energy Corporation Limited.The consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used and disclosed in the audited consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements. These audited consolidated interim financial statements include all adjustments necessary to present fairly the results for the interim period ended March 31, 2006. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries;

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

1. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon:

Major customers
Substantially all of the Company's gross revenue are comprised of sales to two major crude oil buyers which accounted for 93% (2005: 95%) of crude oil sales. At March 31, 2006, $19.3 million (2005 : $20.4 million) of the Company's trade receivables are receivable from these two companies.

2. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	31st March 2006	31st March 2005
Profit before taxation	**26,187**	16,083
Provision for income taxes calculated at the statutory rate	**9,166**	5,629
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**1,605**	2,006
Other operating income	**(46)**	(18)
General and administrative	**630**	431
Foreign exchange	**127**	(1)
Tax provision	**11,482**	8,047

The deferred income tax liability includes the following temporary differences:

	31st March 2006	31st March 2005
Differences between tax bases and carrying value of petroleum properties	**(10,603)**	(5,821)

3. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	19,002	16,433	2,569	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($2.6 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $5.6 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $1.7 million.

4. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Surnburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

5. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at March 31, 2006 a total of $17.3 million was due to Pan-Ocean Energy Corporation Limited (2005: a total of $18.0 million was due from Pan-Ocean Energy Corporation Limited.) The $18.0 million was repaid during 2005. The balance due to Pan-Ocean Energy Corporation Limited is non interest bearing and has no specific terms for repayment.

The $17.3 million, relates to charges from the Pan-Ocean entities for finance and technical services of $1.1 million (2005: $0.9 million), recharge for the Energy package insurance premium of $4.6 million (2005: $1.3 million), direct payment of a joint venture billing statement of $3.7 million (2005 :$nil) and inter-company funding of $6.1 million. The balance of $17.3 million relates to services recharged from 2005 remaining unpaid as at March 31, 2006. The balance of the 2005 $18 million related to the prior periods funding of Pan-Ocean's operations by the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to between the related parties.

6. SUBSEQUENT EVENT

On July 20, 2006 Pan-Ocean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, for cash consideration of Cdn. $1.605 billion.

AUDITORS' CONSENT

Consent of Deloitte & Touche LLP

We have read the short form base PREP prospectus of Addax Petroleum Corporation (the "Corporation") dated August 9, 2006 qualifying the distribution of subscription receipts of the Corporation (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Prospectus, of our report to the shareholder of the Corporation on the balance sheet of the Corporation as at December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the Prospectus, of our report to the shareholder of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the Prospectus, of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of February 7, 2006).

We also consent to the use through incorporation by reference in the Prospectus, of our report to the directors of the Corporation and the directors of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of February 7, 2006).

Calgary, Alberta
August 9, 2006

(Signed) Deloitte & Touche LLP
Chartered Accountants

AUDITORS' CONSENT

Consent of KPMG LLP

We have read the short form prospectus of Addax Petroleum Corporation dated August 9, 2006 relating to the sale and issue of subscription receipts. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of PanAfrican Energy Corporation (Mauritius) Limited on the consolidated balance sheets of the PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated income statements, changes in shareholder's equity and cash flows for the years then ended. Our report is dated August 8, 2006.

Calgary, Alberta
August 9, 2006

(Signed) KPMG LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: August 9, 2006

This short form prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of this supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chairman and Director

CERTIFICATE OF THE UNDERWRITERS

DATED: August 9, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) Stewart C. Burton

MERRILL LYNCH CANADA INC.

By: (Signed) Robert McKercher

SCOTIA CAPITAL INC.

By: (Signed) Mark Herman

CIBC WORLD MARKETS INC.

By: (Signed) Michael W. De Carle

TD SECURITIES INC.

By: (Signed) Gregory B. Saksida

NATIONAL BANK FINANCIAL INC.

By: (Signed) Robert B. Wonnacott

UBS SECURITIES CANADA INC.

By: (Signed) E.T.N. Larkin

BNP PARIBAS (CANADA) SECURITIES INC.

By: (Signed) Daniel Grenier

FIRSTENERGY CAPITAL CORP.

By: (Signed) John S. Chambers

CANACCORD CAPITAL CORPORATION

By: (Signed) Timothy J. Hart

PETERS & CO. LIMITED

By: (Signed) Cameron E. Plewes

ADDAX
PETROLEUM

NATIONAL INSTRUMENT 44-101
APPENDIX D

NON-ISSUER FORM OF SUBMISSION TO JURISDICTION AND APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1. Name of issuer (the "Issuer"):

   Addax Petroleum Corporation

2. Jurisdiction of incorporation of Issuer:

   Incorporated: Canada

3. Address of principal place of business of Issuer:

   16 avenue Eugène-Pittard 1206 Geneva, Switzerland

4. Description of securities (the "Securities"):

   Subscription Receipts

5. Date of the short form prospectus (the "Short Form Prospectus") under which the Securities are offered:

   Final Short Form Base PREP Prospectus dated August 9, 2006

6. Name of person filing this form (the "Filing Person"):

   The Addax and Oryx Group Ltd.

7. Filing Person's relationship to Issuer:

   Promoter

8. Jurisdiction of incorporation of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

   British Virgin Islands

9. Address of principal place of business of Filing Person:

   66 Warwick Square, London, United Kingdom, SW1V 2AL

10. Name of agent for service of process (the "Agent"):

   FMD Service (B.C.) Inc.

11. Address for service of process of Agent in Canada (which address may be anywhere in Canada):

    2100 – 1075 West Georgia Street, Vancouver, B.C., Canada, V6C 3G2

12. The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Short Form Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

    (a) The judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Short Form Prospectus; and

    (b) any administrative proceeding in any such province.

14. Until six years after completion of the distribution of the Securities made under the Short Form Prospectus, the Filing Person shall file a new Submission to Jurisdiction and Appointment of Agent for Service of Process in this form at least 30 days before termination, for any reason, of this Submission to Jurisdiction and Appointment of Agent for Service of Process.

15. Until six years after completion of the distribution of the Securities under the Short Form Prospectus, the Filing Person shall file an amended Submission to Jurisdiction and Appointment of Agent for Service of Process at least 30 days before a change in the name or address of the Agent.

16. This Submission to Jurisdiction and Appointment of Agent for Service of Process shall be governed by and construed in accordance with the laws of British Columbia.

Dated: August 9, 2006

"Signed"
Jean Claude Gandur, Chairman

Agent

The undersigned accepts the appointment as agent for service of process of The Addax and Oryx Group Ltd., under the terms and conditions of the preceding Submission to Jurisdiction and Appointment of Agent for Service of Process.

Dated: August 9, 2006

"Signed"
Georald Ingborg, Director, FMD Service (B.C.) Inc.

UNDERTAKING

TO: **The Alberta Securities Commission**

RE: **Addax Petroleum Corporation (the "Corporation")**
Final Short Form Base PREP Prospectus dated August 9, 2006 (the "Prospectus")

In connection with the offering of Subscription Receipts of the Corporation pursuant to the Prospectus, the Corporation hereby undertakes to file with the Alberta Securities Commission copies of material contracts referred to in the Prospectus under the heading "Material Contracts" which have not been provided to the Alberta Securities Commission as of the date hereof.

DATED the 9th day of August, 2006.

ADDAX PETROLEUM CORPORATION

"Signed"
Name: Michael Ebsary
Title: Chief Financial Officer

UNDERWRITING AGREEMENT

August 10, 2006

Addax Petroleum Corporation
3400, 350 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Attention: Mr. Michael Ebsary
Chief Financial Officer

Dear Sirs:

RBC Dominion Securities Inc. ("**RBC**"), Merrill Lynch Canada Inc. ("**Merrill**") and Scotia Capital Inc. ("**Scotia Capital**"), together, the joint bookrunners and lead underwriters, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**Underwriters**" and individually, an "**Underwriter**") understand that (i) Addax Petroleum (as defined herein) has filed the Preliminary Prospectus and the PREP Prospectus and will promptly file the Supplemented PREP Prospectus (each as defined herein) with the Securities Commissions (as defined herein) under the PREP Procedures (as defined herein) and (ii) Addax Petroleum proposes to issue and sell 13,000,000 Subscription Receipts (as defined herein) (the "**Firm Subscription Receipts**"), each representing the right to receive one Common Share (as herein defined) without payment of additional consideration in accordance with the terms and conditions described in the Prospectus (as defined herein) and as hereinafter provided.

Each Subscription Receipt will, in accordance with the specific terms and conditions of the Subscription Receipt Agreement (as defined herein), entitle the holder either:

(a) if the closing of the Acquisition (as defined herein) takes place on or before 5:00 p.m. (Calgary time) on November 30, 2006, to receive one Common Share (as defined herein), together with any Special Payment (as defined herein), if applicable, without payment of additional consideration or further action, forthwith upon the closing of the Acquisition; or

(b) if (i) the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on November 30, 2006, (ii) the Arrangement Agreement (as defined herein) is terminated prior to the completion of the Acquisition, or (iii) Addax Petroleum has announced to the public that it does not intend to proceed with the Acquisition (in any of those cases, the "**Termination Time**"), to have the full purchase price of the Subscription Receipt returned to the holder, plus the *pro rata* portion of the interest (if any) earned by the Escrow Agent (as defined herein) on such funds, calculated from the Closing Date (as defined herein) to but not including the Termination Date.

Subject to the terms and conditions contained herein and on the basis of the representations and warranties set forth below, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Section 20, offer to purchase from Addax Petroleum at the Closing Time (as defined herein) and, by its acceptance of the offer made by this letter, Addax Petroleum hereby agrees to sell to the Underwriters at the Closing Time, all but not less than all of the Firm Subscription Receipts at a purchase price of $27.25 per Firm Subscription Receipt, being an aggregate purchase price of $354,250,000.

In consideration of the Underwriters' agreement to purchase the Firm Subscription Receipts, Addax Petroleum hereby grants to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable in whole or in part by notice given at any one time on or prior to the 30th day following the Closing Date, to purchase from Addax Petroleum up to an additional 1,950,000 Subscription Receipts or, if the Acquisition has closed prior to the Over-Allotment Closing Time (as defined herein), an equal number of Common Shares (the Subscription Receipts or Common Shares, as applicable, in respect of which the Over-Allotment Option is exercised, the "**Over-Allotment Subscription Receipts**" or the "**Over-Allotment Common Shares**", as applicable, or collectively, the "**Over-Allotment Securities**") at the Over-Allotment Closing Time at a purchase price of $27.25 per Over-Allotment Security. The notice exercising the Over-Allotment Option shall be delivered to Addax Petroleum and shall specify the number of Over-Allotment Securities to be purchased by the Underwriters. Upon the furnishing of such notice, the Underwriters shall be committed, severally and not jointly, to purchase the number of Over-Allotment Securities specified in such notice in the respective percentages set forth in Section 20, and Addax Petroleum shall be obligated to sell such Over-Allotment Securities, all in accordance with the provisions hereof. No Over-Allotment Securities shall be issuable prior to the Closing Time.

In consideration of the agreement of the Underwriters to purchase the Firm Subscription Receipts and any Over-Allotment Securities hereunder and to offer them to the public and of the services to be rendered by the Underwriters in connection therewith:

(a) Addax Petroleum agrees to pay the Underwriters at the Closing Time, a fee of $0.545 for each Firm Subscription Receipt, being an aggregate fee of $7,085,000 (the "**Closing Underwriters Fee**");

(b) Addax Petroleum agrees to pay the Underwriters at the Over-Allotment Closing Time, a fee of $0.545 for each Over-Allotment Security, being an aggregate fee of $1,062,750 if the Over-Allotment Option is exercised in full (such aggregate amount the "**Over-Allotment Closing Underwriters Fee**"); and

(c) Addax Petroleum agrees to pay the Underwriters at the time of release of the gross proceeds in respect of the Firm Subscription Receipts held by the Escrow Agent to the Corporation pursuant to the Subscription Receipt Agreement, if applicable, a fee of $0.545 for each Firm Subscription Receipt, being an aggregate fee of $7,085,000 (such aggregate amount the "**Acquisition Closing Underwriters Fee**"), payable from the gross proceeds of the Offering held by the Escrow Agent pursuant to the Subscription Receipt Agreement; and

(d) Addax Petroleum agrees to pay the Underwriters at the time of release of the gross proceeds in respect of the Over-Allotment Securities held by the Escrow Agent to the Corporation pursuant to the Subscription Receipt Agreement, if applicable, a fee of $0.545 for each Over-Allotment Security, being an aggregate fee of $1,062,750 if the Over-Allotment Option is exercised in full (such aggregate amount the "**Acquisition Over-Allotment Closing Underwriters Fee**"), payable from the gross proceeds of the Offering held by the Escrow Agent pursuant to the Subscription Receipt Agreement; provided, however, that if the Acquisition has closed or closes prior to or at the Over Allotment Closing Time, the Acquisition Over-Allotment Closing Underwriters Fee, in addition to the Over-Allotment Closing Underwriters Fee, shall be paid to the Underwriters at the Over-Allotment Closing Time.

For greater certainty, if the Acquisition does not close on or prior to the Termination Time and if the Subscription Receipts are not converted into Common Shares, the amounts in paragraphs (c) and (d) above will not be payable to the Underwriters and the Underwriters shall have no claim whatsoever against Addax Petroleum for such amounts in (c) and (d) above.

For greater certainty, the services provided by the Underwriters in connection herewith for which the Underwriters are to receive the underwriting fee shall not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

The terms and conditions among Addax Petroleum and the Underwriters are set forth below.

1. Definitions and Interpretation.

(a) Where used in this Agreement, the following terms shall have the following meanings:

"**10b-5 Disclosure Letters**" means, collectively, the Company Counsel 10b-5 Disclosure Letter, the Herbert Smith 10b-5 Disclosure Letter and the FMC 10b-5 Disclosure Letter;

"**Acquisition**" means the acquisition by Addax Petroleum of all of the issued and outstanding common shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy as described in the Prospectus under the caption "PROPOSED ACQUISITION OF THE BUSINESS OF PAN-OCEAN ENERGY";

"**Acquisition Facility**" means the Revolving Credit Facility and the Term Credit Facility;

"**Addax Cameroon**" means Addax Petroleum Cameroon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Development**" means Addax Petroleum Development (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Exploration**" means Addax Petroleum Exploration (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Financial Statements**" means (i) the balance sheet of Addax Petroleum as at December 31, 2005, together with the notes thereto, and the auditors' report thereon; (ii) the audited consolidated financial statements of Addax Petroleum NV as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the notes thereto, and the auditors' report thereon; and (iii) the unaudited consolidated financial statements of Addax Petroleum as at June 30, 2006 and for the six month periods ended June 30, 2006 and 2005, together with the notes thereto;

"**Addax Gabon**" means Addax Petroleum Gabon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax International**" means Addax Petroleum International Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Offshore**" means Addax Petroleum (Nigeria Offshore) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Offshore 2**" means Addax Petroleum (Nigeria Offshore 2) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Overseas**" means Addax Petroleum Overseas Limited, a corporation incorporated under the laws of the British Virgin Islands;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the *Canada Business Corporations Act* and, unless the context otherwise requires, includes Addax Petroleum NV and the other Addax Subsidiaries, for the purposes of the representations and warranties contained herein;

"**Addax Petroleum NV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherland Antilles;

"**Addax Services**" means Addax Petroleum Services Limited, a corporation incorporated under the laws of the Isle of Man;

"**Addax Subsidiaries**" means Addax Petroleum NV and all corporations, partnerships, trusts and other unincorporated entities beneficially owned, directly or indirectly, by Addax Petroleum as at the date hereof and that are subsidiaries of Addax Petroleum, and includes, without limitation, at all times the material subsidiaries of Addax Petroleum as described in the Prospectus under the caption "ADDAX PETROLEUM";

"**affiliate**" has the meaning ascribed to that term in the *Securities Act* (Alberta);

"**affiliated entity**" has the meaning ascribed to the term "**affiliate**" under Rule 501(b) of the *U.S. Securities Act*;

"**Agreement**" means the agreement resulting from the acceptance by Addax Petroleum of the offer made by the Underwriters by this letter, as it may be amended from time to time;

"**Arrangement Agreement**" means the arrangement agreement between Addax Petroleum and Pan-Ocean Energy dated July 20, 2006 pursuant to which Addax Petroleum agreed to acquire all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**AOG**" means The Addax and Oryx Group Ltd.;

"**Beneficiaries**" has the meaning given to it in Section 13(d);

"**Business Day**" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta or Toronto, Ontario are not open for business;

"**Canadian GAAP**" means Canadian generally accepted accounting principles including as from time to time set out in the Handbook of the Canadian Institute of Charted Accountants, consistently applied;

"**Claims**" has the meaning given to it in Section 13(a);

"**Closing Date**" means August 16, 2006 or such earlier or later date as may be agreed to in writing by Addax Petroleum and the Underwriters, each acting reasonably, but in any event not later than August 31, 2006, subject to postponement in accordance with Section 20;

"**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Addax Petroleum and the Underwriters;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluations Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time.

"**Common Shares**" means the common shares in the capital of Addax Petroleum having the material attributes described herein and in the Prospectus;

"**Company Counsel 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by legal counsel to Addax Petroleum substantially in customary form for letters of that kind;

"**Contract**" has the meaning given to it in Section 6(a)(xiv);

"**Credit Facility**" means the amended and restated senior secured reducing revolving credit facility agreement dated June 14, 2005 between Addax Petroleum NV, Addax Overseas, Addax Development, Addax Exploration and Addax Services and BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" has the meaning given to it in the Prospectus;

"**distribution**" means "**distribution**" or "**distribution to the public**", as those terms are defined in the Securities Laws;

"**Distribution Period**" means the period commencing on the date of this Agreement and ending on the date on which all of the Firm Subscription Receipts and any Over-Allotment Securities have been sold by the Underwriters to purchasers pursuant to the Prospectus;

"**Environmental Authorization**" means all authorizations, permits, certificates, consents, approvals, resolutions, licences, orders, permissions, exemptions, filings, recordings or registrations required or advisable under Environmental Laws;

"**Environmental Contaminant**" means any substance, activity, condition or other phenomenon, the existence of which gives rise or could reasonably be expected, if any action were taken by any governmental agency or third party, to give rise to any notification, control, restriction, consent or other regulation or liability, sanction, order, notice or any requirement or agreed course of action under or arising out of the purported exercise by such government agency of its powers, duties and functions under Environmental Law (but excluding any petroleum products and related sediment and water received, stored or produced on or transported from, and any other consumables brought on to, the site of any property, in each case, in the ordinary course of business and provided that they are stored, received, produced, transported, consumed and/or used in accordance with good oilfield practice and with applicable Environmental Laws);

"**Environmental Laws**" means all applicable laws, treaties, conventions, statutes, ordinances, by-laws, regulations, orders, directives and decisions rendered by any local, state or federal government, ministry, department or administrative or regulatory agency, including without limitation NNPC, the Nigerian Ministry of Petroleum Resources and the Nigerian Department of Petroleum Resources, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"**Escrow Agent**" means Computershare Trust Company of Canada or such other escrow agent as may be appointed pursuant to the Subscription Receipt Agreement;

"**Final International Offering Memorandum**" means the final international offering memorandum of Addax Petroleum used in connection with offers and sales of the Offered Securities outside of Canada, which will be of even date with, and accompanied by, the Prospectus;

"**Financial Information**" means, collectively, the Addax Financial Statements and management's discussion and analysis related thereto, the ProForma Financial Statements and the section of the Prospectus under the caption "CAPITALIZATION";

"**FMC 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by Fraser Milner Casgrain LLP substantially in customary form for letters of that kind;

"**Herbert Smith 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by Herbert Smith LLP substantially in customary form for letters of that kind;

"**Income Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended;

"**Indemnified Parties**" and "**Indemnified Party**" have the meanings given to them in Section 13(a);

"**Indemnifying Party**" has the meaning given to it in Section 13(b);

"**JCG Services Agreement**" means the services agreement between Addax Services and AOG relating to the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and a member of the Board of Directors of the Corporation;

"**Joint Bookrunners**" means RBC, Merrill and Scotia Capital;

"**MACL Reserve Report**" means the engineering report dated January 30, 2006 prepared by McDaniel & Associates Consultants Ltd. ("**MACL**") evaluating the crude oil reserves attributable to Pan-African's properties and certain resources effective as of December 31, 2005 in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out in National Instrument 51-101 of the Canadian Securities Administrators and the COGE Handbook;

"**Management Services Agreement**" means the Management Services Agreement, made effective January 1, 2006 between Addax Services and AOG;

"**material change**" has the meaning ascribed thereto by the Securities Laws;

"**material fact**" has the meaning ascribed thereto by the Securities Laws;

"**misrepresentation**" has the meaning ascribed thereto by the Securities Laws;

"**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under National Policy 43-201 - Mutual Reliance Review System for Prospectuses of the Canadian Securities Administrators;

"**NNPC**" means Nigerian National Petroleum Corporation;

"**Non-Competition Agreement**" means the non-competition agreement between the Corporation and AOG dated February 8, 2006;

"**NSAI Reserve Report**" means the engineering report dated March 28, 2006 prepared by Netherland, Sewell & Associates, Inc. ("**NSAI**") evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out in National Instrument 51-101 of the Canadian Securities Administrators and the COGE Handbook;

"**Offered Securities**" means the Firm Subscription Receipts and the Over-Allotment Securities;

"**Offering**" means the offering by Addax Petroleum of the Offered Securities pursuant to this Agreement;

"**Offering Documents**" means the Preliminary Prospectus, the PREP Prospectus, the Supplemented PREP Prospectus, the Preliminary International Offering Memorandum, the Final International Offering Memorandum and the Supplementary Material;

"**Over-Allotment Closing Date**" means the second Business Day after the notice of exercise of the Over-Allotment Option is delivered to Addax Petroleum, subject to postponement in accordance with Section 20;

"**Over-Allotment Closing Time**" means 6:45 a.m. (Calgary time) on the Over-Allotment Closing Date, or such other time on the Over-Allotment Closing Date as agreed to by Addax Petroleum and the Underwriters;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited and, unless the context requires otherwise, its wholly-owned subsidiaries;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited;

"**Pan-Ocean Financial Statements**" means the audited consolidated balance sheets of PanAfrican as at December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended and the unaudited interim financial statements of Pan-African as at and for the three months ended March 31, 2006;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd. and, unless the context requires otherwise, its wholly-owned subsidiaries;

"**Preliminary International Offering Memorandum**" means the preliminary international offering memorandum of Addax Petroleum dated August 2, 2006;

"**Preliminary Prospectus**" means, collectively, the preliminary base PREP prospectus of Addax Petroleum in the English language dated July 31, 2006, and the French language version thereof, and the amended and restated preliminary base PREP prospectus of Addax Petroleum in the English language dated August 2, 2006, and the French language version thereof, in each case, including all documents incorporated by reference therein, and any further amendments thereto, relating to the qualification for distribution of the Offered Securities under the Securities Laws in all the Qualifying Jurisdictions;

"**PREP Information**" has the meaning given thereto in Section 2(e);

"**PREP Procedures**" means the procedures for post-receipt pricing under National Instrument 44-103 - Post-Receipt Pricing of the Canadian Securities Administrators;

"**PREP Prospectus**" means the final base PREP prospectus (omitting the PREP Information in accordance with the PREP Procedures) of Addax Petroleum in the English language dated August 9, 2006, and the French language version thereof, including all documents incorporated by reference therein, and any amendments thereto, relating to the qualification for distribution of the Offered Securities under the Securities Laws in all the Qualifying Jurisdictions;

"**ProForma Financial Statements**" has the meaning given thereto in Section 6(a)(vii);

"**Prospectus**" has the meaning given thereto in Section 2(f);

"**Public Record**" means all publicly available information filed by or on behalf of Addax Petroleum with the Securities Commissions including, without limitation, the Preliminary Prospectus, the PREP Prospectus and the Supplemented PREP Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Laws since the closing date of Addax Petroleum's initial public offering;

"**Qualifying Jurisdictions**" means, collectively, each of the provinces of Canada;

"**Relevant Agreements**" means the Arrangement Agreement, the Subscription Receipt Agreement, the Acquisition Facility, the Crude Oil Supply Agreements, the Management Services Agreement, the Trademark Agreement, the Non-Competition Agreement and the JCG Services Agreement;

"**Revolving Credit Facility**" means a committed revolving credit facility in the maximum principal amount of U.S.$1.0 billion maturing 364 days from the closing of the Acquisition;

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions, and "**Securities Commissions**" means all of them;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the United States and the respective regulations, rules, published policies, instruments and orders made thereunder together with all applicable published orders, rulings and notices of the Securities Commissions in the Qualifying Jurisdictions and the SEC (as defined in Schedule "A") in the United States and all applicable judicial interpretations of terms used in such laws, regulations, rules, policies, instruments and orders;

"**Selling Firm**" has the meaning given to it in Section 3(a);

"**Short Form System**" means the system for short form prospectus distributions of securities of certain issuers established pursuant to National Instrument 44-101 of the Canadian Securities Administrators;

"**Special Payment**" means an amount per Subscription Receipt equal to the amount per Common Share of any cash dividends on the Common Shares for which record dates have occurred during the period from the Closing Date to and including the date immediately preceding the date the Underlying Securities are issuable pursuant to the Subscription Receipts;

"**Subscription Receipt**" means a subscription receipt entitling the holder thereof to receive one Common Share and, if applicable, the Special Payment, and having the terms and conditions described herein and in the Prospectus;

"**Subscription Receipt Agreement**" means the agreement to be dated as of the Closing Date and made between Addax Petroleum, RBC, on its behalf and on behalf of the other Underwriters, and the Escrow Agent, governing the terms and conditions of the Subscription Receipts;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or the Prospectus, any supplemental prospectus or any publicly available ancillary materials that may be filed by or on behalf of Addax Petroleum under the Securities Laws relating to the distribution of the Firm Subscription Receipts or Over-Allotment Securities;

"**Supplemented PREP Prospectus**" has the meaning given in Section 2(d);

"Term Credit Facility" means a committed term facility in the principal amount of U.S.$450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the amount payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition;

"Termination Date" means the date on which the Termination Time occurs;

"Termination Time" means the time at which any of the following first occurs (i) the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on November 30, 2006, (ii) the Arrangement Agreement (as defined herein) is terminated prior to the completion of the Acquisition, or (iii) Addax Petroleum has announced to the public that it does not intend to proceed with the Acquisition;

"Trademark Agreement" has the meaning given to it in the Prospectus;

"TSX" means the Toronto Stock Exchange;

"Underlying Securities" means the Common Shares issuable on conversion of the Subscription Receipts;

"Underwriters' Expenses" has the meaning given to it in Section 16(b); and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(b) Unless otherwise indicated, all reference to "$" or "dollars" in this Agreement shall be references to Canadian dollars.

(c) Capitalized terms used in this Agreement without being defined herein shall have the meaning given to them in the Prospectus, unless the context otherwise requires.

(d) Any reference in this Agreement to a section, subsection, paragraph or subparagraph shall refer to a section, subsection, paragraph or subparagraph of this Agreement.

(e) Any reference to "hereto", "herein", "hereby", "hereunder", "thereof" or similar expressions means and refers to this Agreement and not to any particular paragraph or other part of this Agreement.

(f) Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(g) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

2. Preparation and Filing of Prospectus.

(a) Addax Petroleum represents and warrants that it is eligible to make use of the Short Form System and the PREP Procedures for the distribution of the Offered Securities.

(b) Addax Petroleum has prepared and filed with the Alberta Securities Commission (the "**Reviewing Authority**") and the other Securities Commissions the Preliminary Prospectus in accordance with the Securities Laws and has received in respect thereof decision documents dated July 31, 2006 and August 2, 2006 in accordance with the Mutual Reliance Procedures. The Reviewing Authority is the designated authority regulating the offering of the Offered Securities under the Mutual Reliance Procedures. Addax Petroleum has filed the Preliminary Prospectus and the PREP Prospectus and will file the Supplemented PREP Prospectus with the Reviewing Authority and each of the Securities Commissions in accordance with the PREP Procedures.

(c) Addax Petroleum has also prepared and filed with the Securities Commissions the PREP Prospectus and has received in respect thereof a decision document dated August 10, 2006 in accordance with the Mutual Reliance Procedures.

(d) Addax Petroleum will prepare and file promptly and (unless the parties otherwise agree in writing) in any event no later than the close of business on the first Business Day after the execution and delivery of this Agreement, with the Securities Commissions, in accordance with the Mutual Reliance Procedures and the PREP Procedures, a supplemented PREP Prospectus setting forth the PREP Information in the English and French languages, as applicable (such supplemented PREP Prospectus, together with all documents incorporated by reference therein, including any amendments thereto, the "**Supplemented PREP Prospectus**") in a form approved by the Underwriters and will otherwise fulfil all legal requirements to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker duly registered to transact such business in the applicable Qualifying Jurisdictions.

(e) The information included in the Supplemented PREP Prospectus that is omitted from the PREP Prospectus in accordance with the PREP Procedures but that is deemed under the PREP Procedures to be incorporated by reference into the PREP Prospectus as of the date of the Supplemented PREP Prospectus is referred to herein as the "**PREP Information**."

(f) The PREP Prospectus for which a receipt has been obtained from the Securities Commissions (or a Mutual Reliance Procedures decision document has been issued in respect thereof) is herein referred to as the "**Prospectus**", provided that, from and after the time that a Supplemented PREP Prospectus is (1) furnished to the Underwriters for use in connection with the Offering, or (2) filed with the

Contents

Volume I

1. Annual Information Form for the year ended December 31, 2005.

2. Audited Annual Financial Statements, accompanying Management's Discussion & Analysis and accompanying Chief Executive Officer and Chief Financial Officer Certifications for the year ended December 31, 2005.

3. Interim Financial Statements, accompanying Management's Discussion & Analysis and accompanying Chief Executive Officer and Chief Financial Officer Certifications for the interim periods ended September 30, 2006, March 31, 2006 and June 30, 2006.

4. Notice of Annual General Meeting, Information Circular, Proxy and ancillary documents relating to the June 28, 2006 meeting.

5. News Releases dated December 7, 2005, February 8, 2006, February 23, 2006, March 15, 2006, March 16, 2006 (2), March 29, 2006, April 13, 2006, April 25, 2006, May 11, 2006, May 15, 2006, May 18, 2006, June 28, 2006, July 20, 2006, August 1, 2006 (3), August 10, 2006, August 16, 2006, August 28, 2006, August 30, 2006, September 7, 2006, October 3, 2006, October 20, 2006, October 27, 2006 (3), October 30, 2006, November 1, 2006, November 13, 2006, November 20, 2006, November 21, 2006, and November 28, 2006.

6. Material Change Report dated March 16, 2006.

7. Material Change Report dated March 15, 2006.

8. Material Change Report dated July 20, 2006.

9. Business Acquisition Report dated November 21, 2006.

10. Business Acquisition Report dated July 26, 2006.

Volume II

11. Preliminary Long Form Base Prep Prospectus dated December 7, 2005 and related filings.

12. Final Long Form Base Prep Prospectus dated February 7, 2006 and related filings.

13. Company Bylaw No. 1 dated November 23, 2005.

14. Certificate of Incorporation dated September 6, 2005.

15. Certificate of Amendment dated February 3, 2006.

16. Certificate of Amendment dated December 5, 2005.

17. Share Transfer Agreement dated February 10, 2006.

18. Non-Competition Agreement dated February 2006.

19. Charter of the Audit Committee of the Board of Directors of the Company filed July 26, 2006.

Volume III

20. Arrangement Agreement dated July 20, 2006.

21. Letter to Provincial Securities Commissions stating intent to qualify to file a short form prospectus under NI 44-101 dated June 29, 2006.

22. Preliminary Short Form Base Prep Prospectus dated July 31, 2006 and related filings.

23. Final Short Form Base Prep Prospectus dated August 9, 2006 and related filings.

Volume IV

24. Supplemental Short Form Base Prep Prospectus dated August 10, 2006 and related documents.

25. Supplemental Long Form Base Prep Prospectus dated February 8,2006 and related documents.

26. Form 11 Notice of Private Placement dated June 30, 2006 and filed with the Toronto Stock Exchange.

27. Form 11 Notice of Private Placement dated December 29, 2006 and filed with the Toronto Stock Exchange.

28. Long Term Equity Incentive Plan dated May 17, 2006 and related documents.

29. Form 1 Submissions to the TSX filed on December 7, 2006, October 31, 2006 and September 21, 2006.

30. Form 5 Submissions to the TSX filed on November 13, 2006 and August 1, 2006.

31. Annual Report for the year ended December 31, 2005.

32. Code of Business Conduct dated May 9, 2006.

Securities Commissions, the term "**Prospectus**" shall refer to such Supplemented PREP Prospectus, including the documents incorporated by reference therein.

(g) Prior to the filing of the Preliminary Prospectus, the PREP Prospectus and the Supplemented PREP Prospectus, Addax Petroleum shall have allowed the Underwriters to participate fully in the preparation of such documents and shall have allowed the Underwriters and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them in the Preliminary Prospectus, the PREP Prospectus and the Supplemented PREP Prospectus. Addax Petroleum shall have furnished to the Underwriters all information relating to Addax Petroleum and its business and affairs as required for the preparation of the Preliminary Prospectus, the PREP Prospectus and the Supplemented PREP Prospectus in order to satisfy disclosure requirements under the Securities Laws, and shall provide such additional information to the Underwriters up to the Closing Time (or, if applicable, the Over-Allotment Closing Time) and respond to such inquiries for information from the Underwriters as the Underwriters shall request up to the Closing Time (or, if applicable, the Over-Allotment Closing Time) as the Underwriters may deem necessary to carry out their duties as registrants in connection with the Offering.

(h) Until the end of the Distribution Period, Addax Petroleum shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution in the Qualifying Jurisdictions.

3. Distribution and Certain Obligations of Underwriters.

(a) The Underwriters shall offer the Offered Securities (as applicable) to the public directly and through other duly qualified and registered investment dealers or brokers (other than the Underwriters) (each, a "**Selling Firm**") upon the terms and conditions set out in the Prospectus and this Agreement in the Qualifying Jurisdictions and shall comply with, and shall require any Selling Firm to agree to comply with, in all material respects, the Securities Laws in connection with the distribution and sale of the Offered Securities. The Underwriters shall promptly notify Addax Petroleum when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of each of the Firm Subscription Receipts and the Over-Allotment Securities (as applicable) and, in each case within 25 days thereof, provide a breakdown of the number of Firm Subscription Receipts and Over-Allotment Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(b) For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution by duly registered investment dealers and brokers in any of the Qualifying Jurisdictions where a receipt or similar document for the PREP Prospectus shall have been obtained from the applicable Securities Commission (including the decision document for the PREP Prospectus issued under the Mutual Reliance Procedures) following the filing of the PREP Prospectus unless otherwise notified in writing.

(c) The Underwriters shall use all reasonable commercial efforts to complete and to cause the Selling Firms to complete the distribution of the Firm Subscription Receipts as soon as practicable after the Closing Time and, if applicable, to complete the distribution of the Over-Allotment Securities as soon as practicable after the Over-Allotment Closing Time. The Underwriters shall also use all reasonable commercial efforts to cause a distribution of the Firm Subscription Receipts and Over-Allotment Securities (as applicable) in such manner as to meet the minimum listing requirements of the TSX respecting distribution of the Subscription Receipts, if any.

(d) Notwithstanding the foregoing provisions of this Section 3, an Underwriter will not be liable to Addax Petroleum under this Section 3 with respect to a default under this Section 3 by another Underwriter or Selling Firm, as the case may be.

4. Deliveries on Filing and Related Matters.

(a) <u>Delivery of Certain Materials</u>. Addax Petroleum shall deliver or cause to be delivered to each of the Underwriters and the Underwriters' counsel at the respective times indicated the documents set out below:

(i) on the date hereof, a copy of the Supplemented PREP Prospectus and, if requested by an Underwriter, all documents incorporated by reference therein in each of the English and French languages signed and certified as required by the Securities Laws;

(ii) at the time of delivery of the French language version of the Supplemented PREP Prospectus pursuant to Section 4(a)(i), an opinion dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel from Fasken Martineau DuMoulin LLP to the effect that the French language version of the Prospectus, except for the Financial Information as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof, and that the English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein;

(iii) at the time of delivery of the French language version of the Supplemented PREP Prospectus pursuant to Section 4(a)(i), an opinion dated the date of

the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel from Deloitte & Touche LLP, which shall opine that the French language version of the Financial Information in the Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(iv) concurrently with the filing of the Supplemented PREP Prospectus with the Securities Commissions, a "long-form" comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from Deloitte & Touche LLP and KPMG LLP, with respect to the financial and accounting information and data (audited and unaudited) contained in the Prospectus, each of which shall be based on a review by the auditors within a cut-off date of not more than two Business Days prior to the date of the letter, and which letter shall be in addition to the auditors' consent letters and comfort letters addressed to the Securities Commissions; and

(v) prior to the filing of the Supplemented PREP Prospectus with the Securities Commissions, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Firm Subscription Receipts, the Over-Allotment Securities and the Underlying Securities has been conditionally approved.

(b) Supplementary Material. Addax Petroleum shall also prepare and, as soon as available, deliver promptly to the Underwriters and Underwriters' counsel, English and (where applicable) French versions of all Supplementary Material signed and certified as required by the Securities Laws. Concurrently with the delivery of any Supplementary Material, Addax Petroleum shall deliver to the Underwriters and Underwriters' counsel, with respect to such Supplementary Material, opinions and comfort letters substantially similar to those referred to in Sections 4(a)(ii), 4(a)(iii) and 4(a)(iv) and dated the date of the Supplementary Material.

(c) Representations by Addax Petroleum as to Prospectus and Supplementary Material. Delivery of the Supplemented PREP Prospectus, the Final International Offering Memorandum or any Supplementary Material by Addax Petroleum shall constitute the representation and warranty of Addax Petroleum to the Underwriters that:

(i) all information and statements (except information and statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) contained in the Prospectus, the Final International Offering Memorandum or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation, and the Prospectus, the Final International Offering Memorandum and any

Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to the Offering, the Acquisition, Addax Petroleum, the Addax Subsidiaries, the Firm Subscription Receipts, the Over-Allotment Securities and the Underlying Securities;

(ii) no material fact or information has been omitted from such documents (except facts or information relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) which is required under the Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) the Prospectus, the Final International Offering Memorandum and any Supplementary Material comply with the requirements of the Securities Laws.

Such deliveries shall also constitute the consent of Addax Petroleum to the Underwriters' use of the Prospectus, the Final International Offering Memorandum and any Supplementary Material, as the case may be, in connection with the distribution of the Offered Securities in compliance with this Agreement unless and until otherwise advised in writing.

(d) Commercial Copies. Addax Petroleum shall deliver or cause to be delivered to the Underwriters, as soon as practicable and in any event not later than 12:00 p.m. (noon) (Toronto time) on August 11, 2006 such number of commercial copies of the Supplemented PREP Prospectus and the Final International Offering Memorandum in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by instructions to the commercial printer of the Supplemented PREP Prospectus and the Final International Offering Memorandum given forthwith after the Underwriters have been advised that the Supplemented PREP Prospectus has been filed and a receipt, if applicable, therefor has been obtained. Addax Petroleum shall, as soon as possible following a request from the Underwriters, deliver or cause to be delivered to the Underwriters such additional commercial copies of the Supplemented PREP Prospectus and the Final International Offering Memorandum in such numbers and at such locations as the Underwriters may reasonably request from time to time. Addax Petroleum shall from time to time deliver or cause to be delivered to the Underwriters, as soon as practicable, commercial copies of any Supplementary Material in such numbers and at such locations as the Underwriters may reasonably request from time to time.

(e) Press Releases. During the period commencing on the date hereof and until completion of the distribution of the Firm Subscription Receipts and, if applicable, the Over-Allotment Securities, (i) Addax Petroleum will promptly

provide to the Underwriters drafts of any press releases of Addax Petroleum relating to Addax Petroleum, the Offering, the Acquisition or other transactions contemplated in the Prospectus, in either case for review and approval by the Underwriters and the Underwriters' counsel (including U.S. counsel) prior to issuance, provided that any such review will be completed in a timely manner and shall not prevent the filing thereof in accordance with applicable laws; and (ii) Addax Petroleum will conduct any of its activities that could reasonably be expected to relate to or result in publicity in accordance with the advice of their Canadian and U.S. legal counsel so as to comply with Securities Laws and the U.S. Securities Act and other applicable securities laws with respect thereto in the context of the Offering.

5. **Material Change.**

(a) During the period from the date hereof until the Underwriters notify Addax Petroleum of the completion of the distribution of the Firm Subscription Receipts and, if applicable, the Over-Allotment Securities hereunder, Addax Petroleum shall promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(i) any change (actual, anticipated, contemplated or threatened) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of Addax Petroleum or any of the Addax Subsidiaries or in the terms and conditions of any matter material to the Acquisition; or

(ii) any change in, or material development with respect to, any matter (other than any matter relating solely to any of the Underwriters) referred to in the Prospectus, the Final International Offering Memorandum or any Supplementary Material (collectively, the "**Final Offering Documents**");

which is, or may be, of such a nature as to render any of the Final Offering Documents or any statement therein untrue or misleading in any material respect or which would result in any of the Final Offering Documents containing a misrepresentation or which would result in any of the Final Offering Documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Subscription Receipts or the Common Shares.

(b) Addax Petroleum, shall in good faith discuss with the Joint Bookrunners any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 5(a) and, in any event, the Underwriters shall approve the form and content of any amendment or document proposed to be filed by Addax Petroleum under Section 5(c) prior to any such filing being made, such consent not to be unreasonably withheld or delayed, and provided that a failure to provide such consent shall not prevent

Addax Petroleum from making any such filing in the manner and time prescribed by applicable laws.

(c) Addax Petroleum shall promptly comply with all applicable filing and other requirements under the Securities Laws arising as a result of any change, fact, event or circumstance referred to in Section 5(a) and shall promptly prepare and file under the Securities Laws, within any time limit prescribed under the Securities Laws, any Supplementary Material as may be required under the Securities Laws; provided that Addax Petroleum shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Supplementary Material and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

(d) During the period from the date hereof until the Underwriters notify Addax Petroleum of the completion of the distribution of the Firm Subscription Receipts and, if applicable, the Over-Allotment Securities hereunder, Addax Petroleum will promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Prospectus or any Supplementary Material or for any additional information;

(ii) the issuance by any Securities Commission, the TSX or any other competent authority of any order to cease or suspend trading of any securities of Addax Petroleum or of the institution or threat of institution of any proceedings for that purpose;

(iii) the receipt of any communications from any of the Securities Commissions, the TSX or any other competent authority relating to the Prospectus or any Supplementary Material or the distribution of the Offered Securities;

(iv) any amendment or change to, waiver or default under, or the termination of, the Arrangement Agreement or the terms of the Acquisition or any proposal or intention to do so; and

(v) any material change of a nature referred to in Section 5(a) above pertaining to PanAfrican or any of its subsidiaries or to any of PanAfrican's reserves or property, or other assets, of which Addax Petroleum becomes aware.

6. Representations and Warranties of Addax Petroleum

(a) Addax Petroleum represents and warrants to the Underwriters as set forth below in this Section 6(a).

(i) Status.

(A) Status of Addax Petroleum. Addax Petroleum is a corporation duly incorporated, organized and subsisting under the laws of Canada and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and the Relevant Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder.

(B) Status of Addax Subsidiaries. Each Addax Subsidiary is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and will have, as, and at the time, required, all requisite corporate power, capacity and authority to carry on its business as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver the Relevant Agreements to which it is or will be a party and to perform its obligations thereunder.

(ii) Authority.

(A) Authority of Addax Petroleum. All necessary corporate action has been taken by Addax Petroleum to authorize the execution and delivery by Addax Petroleum of this Agreement and the Relevant Agreements to which Addax Petroleum is a party and the performance by Addax Petroleum of its obligations hereunder and thereunder, and this Agreement and each of the Relevant Agreements to which Addax Petroleum is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of Addax Petroleum enforceable against it in accordance with its terms, and each of the Relevant Agreements which are not yet executed and delivered, but to which Addax Petroleum is to be a party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, and each such Relevant Agreement will constitute at the Closing Time a valid and legally binding obligation of Addax Petroleum enforceable against it in accordance with its terms.

(B) Authority of Addax Subsidiaries. All necessary corporate action has been taken by each Addax Subsidiary to authorize the execution and delivery by it of the Relevant Agreements to which it is a party (if any) and the performance by it of its obligations thereunder, and each of the Relevant Agreements to which it is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, and each of the Relevant Agreements which are not yet executed and delivered but to which it is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, and each such Relevant Agreement will constitute at the Closing Time a valid and legally binding obligation of it enforceable against it in accordance with its terms.

(iii) Prospectus. Addax Petroleum has all requisite power, capacity and authority to execute and deliver the Preliminary Prospectus, the PREP Prospectus and the Supplemented PREP Prospectus and to file each such document with the Securities Commissions, and all necessary action has been taken by Addax Petroleum to authorize the execution and delivery of such documents and the filing of such documents with the Securities Commissions and:

(A) all information and statements (except information and statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Preliminary Prospectus, the Preliminary International Offering Memorandum or the PREP Prospectus and except for PREP Information) contained in the Preliminary Prospectus, the Preliminary International Offering Memorandum and the PREP Prospectus, as the case may be, were true and correct and contained no misrepresentation as at the date thereof, and each of the Preliminary Prospectus, the Preliminary International Offering Memorandum and the PREP Prospectus (in each case when supplemented by the PREP Information) will constitute, as at the respective dates thereof, full, true and plain disclosure of all material facts relating to the Offering, the Acquisition, Addax Petroleum, the Addax Subsidiaries, the Offered Securities and the Underlying Securities;

(B) no material fact or information was omitted therefrom (except facts or information relating solely to and provided in writing by any of the Underwriters expressly for use in the Preliminary Prospectus, the Preliminary International Offering Memorandum or the PREP Prospectus and except for PREP Information) which was required under the Securities Laws to be stated in such disclosure or was necessary to make the statements or information contained in such

disclosure not misleading in light of the circumstances under which they were made as at the date thereof; and

(C) the Preliminary Prospectus, the Preliminary International Offering Memorandum and the PREP Prospectus complied as at the date thereof with the requirements of the Securities Laws.

(iv) Data. Any statistical and market-related data included in the Offering Documents are based on or derived from sources that Addax Petroleum believes to be reliable, true and accurate, and Addax Petroleum has obtained all necessary consents to the use of such data in the Offering Documents from such sources where required.

(v) Addax Petroleum Financial Statements. The Addax Financial Statements:

(A) are in accordance with the books, records and accounts of Addax Petroleum;

(B) are true and correct and present fairly the results of operations and the financial position of Addax Petroleum for the periods ended on, and as at, the dates indicated;

(C) have been prepared in accordance with Canadian GAAP consistently applied; and

(D) present fairly all of the assets and liabilities of Addax Petroleum as at the dates indicated including all contingent liabilities of Addax Petroleum as at the dates indicated,

and Addax Petroleum is not aware of any fact or circumstance presently existing which would render the Addax Financial Statements materially incorrect. All disclosures contained in the Offering Documents regarding "non-GAAP financial measures" (as such term is defined for purposes of applicable Securities Laws) are accurate in all material respects and comply with applicable Securities Laws.

(vi) No Material Change in Addax Petroleum or Addax Subsidiaries. There has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of Addax Petroleum or any of the Addax Subsidiaries since December 31, 2005 other than as disclosed in the Public Record.

(vii) Addax Petroleum Pro Forma Financial Statements. The Addax Petroleum unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2006 and the year ended December 31, 2005, and the related notes thereto, included in the Offering Documents (the **"ProForma Financial Statements"**) present fairly the information shown

therein, comply as to form with the regulatory requirements of the various securities regulatory agencies in Canada and have been properly compiled on the basis described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein, and the assumptions contained in such ProForma Financial Statements are suitably supported and consistent with the financial results of Addax Petroleum and PanAfrican and such statements provide a reasonable basis for the compilation of the ProForma Financial Statements and such ProForma Financial Statements accurately reflect such assumptions.

(viii) Capital.

(A) Capital of Addax Petroleum. Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, of which, as at the date hereof, 140,100,100 Common Shares are issued and outstanding as fully paid and non-assessable. No other securities of Addax Petroleum are outstanding as at the date hereof.

(B) Capital of Addax Petroleum NV. Addax Petroleum NV is authorized to issue 80,000,000 shares with par value of U.S.$0.33 each, of which, as at the date hereof, 60,030,000 shares are issued and outstanding as fully paid and non-assessable, and Addax Petroleum is the registered and beneficial owner of all such shares. No other securities of Addax Petroleum NV are outstanding as at the date hereof.

(C) Capital of Addax Cameroon. Addax Cameroon is authorized to issue 3,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the registered and beneficial owner of all such ordinary shares. No other securities of Addax Cameroon are outstanding as at the date hereof.

(D) Capital of Addax Development. Addax Development is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and Addax Petroleum NV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Development are outstanding as at the date hereof.

(E) Capital of Addax Exploration. Addax Exploration is authorized to issue 5,000,000 ordinary shares with par value of one Naira each,

of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and Addax Petroleum NV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Exploration are outstanding as at the date hereof.

(F) Capital of Addax Overseas. Addax Overseas is authorized to issue 100,000,000 shares with par value of U.S.$1.00 each, of which, as at the date hereof, 29,709,756 shares are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the beneficial owner of all such shares. No other securities of Addax Overseas are outstanding as at the date hereof.

(G) Capital of Addax Services. Addax Services is authorized to issue 10,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 10,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the beneficial owner of all such ordinary shares. No other securities of Addax Services are outstanding as at the date hereof.

(H) Capital of Addax Gabon. Addax Gabon is authorized to issue 3,000 ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and Addax Overseas is the registered and beneficial owner of all such ordinary shares. No other securities of Addax Gabon are outstanding as at the date hereof.

(I) Capital of Addax Offshore. Addax Offshore is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax Petroleum NV. No other securities of Addax Offshore are outstanding as at the date hereof.

(J) Capital of Addax Offshore 2. Addax Offshore 2 is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax Petroleum NV. No other securities of Addax Offshore 2 are outstanding as at the date hereof.

(K) Capital of Addax International. Addax International is authorized to issue 3,000 ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and Addax Petroleum NV is the registered and beneficial owner of all such ordinary shares. No other securities of Addax International are outstanding as at the date hereof.

(L) Capital of Addax Petroleum Resources Nigeria Limited. Addax Petroleum Resources Nigeria Limited is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax Petroleum NV. No other securities of Addax Petroleum Resources Nigeria Limited are outstanding as at the date hereof.

(M) Capital of Addax Energy Nigeria Limited. Addax Energy Nigeria Limited is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Petroleum NV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax Petroleum NV. No other securities of Addax Energy Nigeria Limited are outstanding as at the date hereof.

(ix) Security Ownership. All securities of the Addax Subsidiaries are beneficially owned, directly or indirectly, by Addax Petroleum, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility or which may be imposed pursuant to the Acquisition Facility and other than those arising by operation of law (statutory or otherwise).

(x) Transfer Agent. Computershare Investor Services Inc., at its principal offices in Calgary and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(xi) TSX Approval. The TSX has conditionally approved the listing of the Firm Subscription Receipts, the Over-Allotment Securities and the Underlying Securities, subject to the filing of customary documentation with the TSX and the payment of applicable listing fees.

(xii) Issuance by Addax Petroleum. All of the Firm Subscription Receipts, at the Closing Time, and Over-Allotment Securities, at the Over-Allotment Closing Time, to be issued by Addax Petroleum to the Underwriters hereunder and all the Underlying Securities, at the time of issue thereof, to be issued by Addax Petroleum to holders of Subscription Receipts, in each case as described in the Prospectus, will be duly and validly created and issued and will be fully paid and non-assessable and will conform to the descriptions thereof contained in the Prospectus, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity (except to the extent that a holder has so encumbered such securities).

(xiii) No Options. Except pursuant to the Acquisition Facility and the existing equity incentive plans of Addax Petroleum particulars of which have been disclosed in the Public Record or as disclosed in or contemplated by the Prospectus, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Common Shares, or of any unissued interest in or securities of any kind of Addax Petroleum or any of the Addax Subsidiaries.

(xiv) No Defaults. The execution and delivery of this Agreement and the Relevant Agreements, the fulfilment of the terms hereof and thereof by each of Addax Petroleum and the Addax Subsidiaries, as applicable, and the issuance, sale and delivery of the Offered Securities as contemplated by this Agreement and the issuance of the Underlying Securities as contemplated by the Subscription Receipt Agreement do not and will not:

(A) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange or market, Securities Commission or other regulatory commission or agency or third party, except for those that will have been obtained at or prior to the Closing Time; or

(B) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

1. any of the provisions of the constating documents or by-laws of Addax Petroleum or any of the Addax Subsidiaries or any resolutions of any of their directors or shareholders or any committee of any of them;

2. any statute, rule, regulation or law applicable to Addax Petroleum or any of the Addax Subsidiaries including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Addax Petroleum or any of the Addax Subsidiaries; or

3. any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by Addax Petroleum or any of the Addax Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Addax Petroleum or any of the Addax Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Addax Petroleum or any of the Addax Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject, including but not limited to any production sharing contract, oil mining lease, oil prospecting license or Relevant Agreement (each, a "**Contract**"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Addax Petroleum and the Addax Subsidiaries, taken as a whole, or impair the sale of the Firm Subscription Receipts or the Over-Allotment Securities, the issuance of the Underlying Securities or the consummation of the transactions contemplated hereby or by the Prospectus or any Supplementary Material, (2) materially impair Addax Petroleum's, or any of the Addax Subsidiaries', ability to perform the obligations contemplated in this Agreement, the Relevant Agreements, the Prospectus or any Supplementary Material or (3) materially affect the consummation of the transactions contemplated in this Agreement, the Relevant Agreements, the Prospectus or any Supplementary Material.

(xv) No Restrictions on Distributions. Other than those restrictions imposed by the Credit Facility as disclosed in the Prospectus or as may be imposed pursuant to the Acquisition Facility, neither Addax Petroleum nor any Addax Subsidiary is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Addax Petroleum or any Addax Subsidiary, except as otherwise described in the Prospectus.

(xvi) Permits. Addax Petroleum and each of the Addax Subsidiaries holds all material permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted, all of which are in full force and effect and in good standing in all material respects and will, as, and at the time, required hold all material permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as the Prospectus discloses will be conducted, all of which will be in full force and effect and in good standing in all material respects.

(xvii) Compliance with Laws. Each of Addax Petroleum and each of the Addax Subsidiaries has conducted and is conducting its activities and business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

(xviii) Title. Except as disclosed in the Prospectus and except in the case of assets the ownership of which vests in NNPC, each of Addax Petroleum and each of the Addax Subsidiaries has good title to all of its material assets and an interest in all of its production sharing contracts as disclosed in the Prospectus, free and clear of all charges, hypothecs, mortgages, encumbrances or other liens, other than liens existing pursuant to the Credit Facility or as may be required pursuant to the Acquisition Facility, if any, and in the case of assets the ownership of which vests with NNPC, Addax Petroleum and each of the Addax Subsidiaries (as applicable), has sufficient contractual rights (including pursuant to the production sharing contracts as disclosed in the Prospectus) in respect of such assets (including all intellectual property rights) necessary for it to conduct its business as presently conducted and will have all such rights necessary for it to conduct its business as proposed to be conducted as contemplated in the Prospectus.

(xix) Insurance. Addax Petroleum and each Addax Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither Addax Petroleum nor any Addax Subsidiary has been refused any insurance coverage sought or applied for; and neither Addax Petroleum nor any Addax Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar

insurers as may be necessary to continue its business, in either case, at reasonable cost.

(xx) Future Acquisitions, Contingent Obligations. Neither Addax Petroleum nor any Addax Subsidiary has entered into any agreement or understanding to acquire any securities in any other corporation or entity or to acquire or lease any other business operations or properties which are material to the business and operations of Addax Petroleum and the Addax Subsidiaries, taken as a whole, or which would require Addax Petroleum to make expenditures or incur obligations in any material amount, except for the Acquisition and except as otherwise disclosed in the Prospectus.

(xxi) No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Addax Petroleum or any of the Addax Subsidiaries) pending or, to the best of the knowledge of Addax Petroleum, threatened against or affecting Addax Petroleum or any of the Addax Subsidiaries or any of their properties, or to which Addax Petroleum or any of the Addax Subsidiaries is or may be a party or to which any property of Addax Petroleum or any of the Addax Subsidiaries is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on Addax Petroleum or any of the Addax Subsidiaries, or which questions the validity of any action taken or to be taken by Addax Petroleum or any of the Addax Subsidiaries pursuant to or in connection with, this Agreement, the Arrangement Agreement or any other transaction or agreement contemplated in the Prospectus.

(xxii) Reserve Report. Addax Petroleum and each of the Addax Subsidiaries has made available to NSAI, prior to the issuance of the NSAI Report, for the purpose of preparing such report, all information requested by NSAI, which information did not contain any material misrepresentation or omission at the time such information was so provided. Addax Petroleum has no knowledge, after due inquiry, of a change in any reserve information provided to NSAI since the date that such information was so provided which would result in a material adverse change to the quantity or pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of Addax Petroleum as set out in the NSAI Report. Addax Petroleum believes that the NSAI Report (i) reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of Addax Petroleum and the Addax Subsidiaries as at the effective date thereof in respect of the reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the pricing assumptions contained therein, and (ii) complies in all material respects

with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

(xxiii) Taxes. With such exceptions as are not material to Addax Petroleum and the Addax Subsidiaries (taken as a whole), Addax Petroleum and each of the Addax Subsidiaries has duly filed all tax returns required to be filed by them, has paid or made available for payment through liftings (other then those amounts in *bona fide* dispute) all taxes due and payable by them and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them (other than as aforesaid) and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable in respect of amounts subject to any such *bona fide* dispute and for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Addax Petroleum or any Addax Subsidiary and, to the best of the knowledge of Addax Petroleum, after due inquiry, there are no actions, suits, proceedings, investigations (other than ongoing tax audits which have been disclosed in writing to the Underwriters) or claims threatened or pending against Addax Petroleum or any Addax Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

(xxiv) Auditor. Addax Petroleum's auditor, Deloitte & Touche LLP, meets applicable 'independence' requirements under all Securities Laws and there has not been any disagreement with the present or any former auditor of Addax Petroleum except as disclosed to the Underwriters in writing;

(xxv) Environmental Representations.

(A) To the best of the knowledge of Addax Petroleum, after due inquiry, all Environmental Authorizations necessary for Addax Petroleum and the Addax Subsidiaries to carry on their business as presently conducted or as proposed to be conducted as contemplated in the Prospectus have been obtained and are in force and the business and operations of Addax Petroleum and each of the Addax Subsidiaries have been carried out at all times within the terms of all such Environmental Authorizations;

(B) to the best of the knowledge of Addax Petroleum, after due inquiry, all records, reports, registrations and information necessary for Addax Petroleum and the Addax Subsidiaries to comply with any Environmental Authorization have been made or given;

(C) to the best of the knowledge of Addax Petroleum, after due inquiry, no circumstances exist or have arisen out of the operations of Addax Petroleum or any Addax Subsidiary which could confer a right of revocation, suspension, modification or setting aside of any Environmental Authorization or could prevent any Environmental Authorization from being renewed or extended or could result in the terms of any Environmental Authorization being modified;

(D) in respect of the properties in which Addax Petroleum and the Addax Subsidiaries have an interest, where Addax Petroleum or an Addax Subsidiary is the operator of such property, the operations in respect of such property have been carried out and operated at all times in compliance in all material respects with Environmental Laws; and where Addax Petroleum or an Addax Subsidiary is not the operator of such properties, to the knowledge of Addax Petroleum reasonable endeavours have been used by the operators of such properties to carry out the operations in respect of such properties at all times in compliance in all material respects with Environmental Laws;

(E) no Environmental Contaminant is in existence at the site of any properties in which Addax Petroleum or the Addax Subsidiaries have an interest or has arisen out of the carrying out of operations on such property; and

(F) at no time has Addax Petroleum or any Addax Subsidiary or, so far as Addax Petroleum is aware after due and careful inquiry, any other person involved in the carrying out of operations on any of the properties in which Addax Petroleum or any Addax Subsidiary has an interest, received any notice that:

1. such operations have not been carried out at all times within the terms of all Environmental Authorizations;

2. any Environmental Contaminant is in existence at the site of any such property or has arisen out of the carrying out of operations in respect of such property; or

3. any failure to comply with Environmental Laws has arisen at the site of any of such properties of Addax Petroleum or any Addax Subsidiary or out of the carrying out of operations in respect of such properties,

except in any case for those which in the aggregate would not result in a material adverse effect on the business, financial condition, properties,

assets, liabilities (contingent or otherwise) or results of operations of Addax Petroleum and the Addax Subsidiaries, taken as a whole.

(xxvi) No Existing Defaults under PSCs. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a material default under or material breach by Addax Petroleum, any of the Addax Subsidiaries or, to the best of the knowledge of Addax Petroleum, any other person of, any production sharing contract referred to in the Prospectus which, in any such case, would permit the production sharing contract to be terminated or amended without Addax Petroleum's prior consent and all such production sharing contracts are in good standing and remain in full force and effect.

(xxvii) No Existing Default under Other Agreements. No default or defaults exist under, and no event or events have occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach by Addax Petroleum, any of the Addax Subsidiaries or, to the best of the knowledge of Addax Petroleum, any other person of, any material obligation, agreement, covenant or condition contained in any contract (including, without limitation, any Relevant Agreement) which defaults or breaches, individually or in the aggregate, might reasonably be expected to have or result in a material adverse effect on Addax Petroleum.

(xxviii) No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Firm Subscription Receipts, the Over-Allotment Securities, the Underlying Securities, the Common Shares or any other securities of Addax Petroleum or the Addax Subsidiaries has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the best of the knowledge of Addax Petroleum, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such authority or under any Securities Laws or other applicable securities legislation.

(xxix) No Labour Disputes. No labour dispute with the employees of Addax Petroleum or any of the Addax Subsidiaries exists or, to the best of the knowledge of Addax Petroleum, is imminent, and Addax Petroleum is not aware of any existing or imminent labour disturbance by the employees of any of Addax Petroleum's or any Addax Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Addax Petroleum and the Addax Subsidiaries, taken as a whole, or impair the consummation of the Acquisition, the transactions contemplated hereby and the other transactions contemplated by the Prospectus.

(xxx) Reporting Issuer. Addax Petroleum is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default of any requirement under the Securities Laws. Addax is in material compliance with its obligations to make disclosure of all material changes relating to it, and since February 8, 2006 no such disclosure has been made on a confidential basis and there is no material change relating to Addax Petroleum which has occurred and with respect to which the requisite material change report has not been filed.

(xxxi) Voting Agreements. No agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of Addax Petroleum or any of the Addax Subsidiaries and, at the Closing Time, no such agreement will be in force or effect except in each case for trust agreements pursuant to which Jean Claude Gandur holds in trust for Addax Petroleum NV the shares referred to in Section 6(a)(viii)(I) and (J) copies of which have been provided to the Underwriters.

(xxxii) No Finder's Fee. Except as provided herein or as otherwise disclosed in the Prospectus, there is no person, firm or corporation acting for Addax Petroleum entitled to any brokerage or finder's fee payable by on or behalf of Addax Petroleum or any of the Addax Subsidiaries in connection with this Agreement, the Acquisition or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or purporting to be acting for Addax Petroleum establishes a claim for any commission or brokerage or finder's fee from the Underwriters, Addax Petroleum covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(xxxiii) Minute Books. The minute books and corporate records of Addax Petroleum and the Addax Subsidiaries made available to Underwriters' counsel in connection with their due diligence investigations of Addax Petroleum and the Addax Subsidiaries for the periods from their respective dates of incorporation to the date of examination thereof, are complete and are the original minute books and records or complete and true copies thereof and all minute books and corporate records of Addax Petroleum and the Addax Subsidiaries have been made available to Underwriters' counsel.

(xxxiv) Accounting Controls. Addax Petroleum and each of the Addax Subsidiaries is, and has taken reasonable steps in accordance with practice for Canadian public companies, to ensure that Addax Petroleum has all accounting systems (including internal accounting controls) in place to remain, in compliance with the continuous disclosure requirements of the Securities Laws and all rules and regulations promulgated thereunder and is actively taking steps to ensure that it will be in compliance with such continuous disclosure obligations not currently in effect, upon the

effectiveness of such provisions, or which will become applicable to Addax Petroleum at all times after a receipt is issued for the Prospectus.

(xxxv) Financial Dealings. To the best of the knowledge of Addax Petroleum, after due inquiry, neither the Addax Petroleum nor any of the Addax Subsidiaries has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Addax Petroleum or the Addax Subsidiaries and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(xxxvi) Sanction Legislation. Neither Addax Petroleum, nor any of the Addax Subsidiaries, nor, to the best knowledge of Addax Petroleum, any director, officer, agent, employee, affiliate or person acting on behalf of Addax Petroleum or any Addax Subsidiary has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("**OFAC**"); and Addax Petroleum will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Addax Subsidiary, affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC; and, in particular, none of the proceeds of the Offering will be used to finance any current or future activities of Addax Petroleum, the Addax Subsidiaries or any of its or their affiliated entities in Iran.

(xxxvii) Subscription Receipt Agreement. On the Closing Date, Addax Petroleum will have duly authorized, executed and delivered the Subscription Receipt Agreement and such agreement will constitute a legal, valid and binding obligation of Addax Petroleum enforceable against it in accordance with its terms; the Subscription Receipts will, at the Closing Time, have been duly created pursuant to the Subscription Receipt Agreement and the Subscription Receipts will be duly and validly issued as fully paid and non-assessable securities of Addax Petroleum entitled to the benefits of the Subscription Receipt Agreement; the Common Shares issuable pursuant to the conversion of Subscription Receipts will, upon their issuance in accordance with the terms of the Subscription Receipt

Agreement, be duly and validly issued as fully paid and non-assessable Common Shares.

(xxxviii) Arrangement Agreement. The Arrangement Agreement has been duly authorized, executed and delivered by Addax Petroleum and constitutes a legal, valid and binding obligation of Addax Petroleum enforceable against it in accordance with its terms and none of the terms and conditions thereof have been waived, amended or changed and neither Addax Petroleum, or to the knowledge of Addax Petroleum, Pan-Ocean Energy, is in default thereunder in any material respect.

(xxxix) Closing of Acquisition. The Acquisition is expected by Addax Petroleum to take place on or about September 7, 2006 and, subject to the receipt of necessary approval of the shareholders' of Pan-Ocean Energy and receipt of the final order of the Royal Court of Jersey, Addax Petroleum has no reason to believe that the Acquisition will not be completed as described in the Prospectus prior to October 31, 2006.

(xl) Financial Statements of PanAfrican. To the knowledge of Addax Petroleum the Pan-Ocean Financial Statements contained in the Offerings Documents have been prepared in accordance with Canadian GAAP consistently applied and present fairly in all material respects the financial position of PanAfrican as at the date and for the periods stated therein.

(xli) Title. Addax Petroleum is not aware of any defects, failures or impairments in the title of PanAfrican or any of its subsidiaries to its assets or its interests in its production sharing contracts as disclosed in the Prospectus, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which in aggregate could have a material adverse affect on:

(A) the quantity of net present values of such assets;

(B) the current production values of such assets; or

(C) the current cash flow of such assets.

(xlii) Arrangement Agreement - Representations and Warranties of Addax Petroleum. The representations and warranties of Addax Petroleum in the Arrangement Agreement, a true copy of which has been provided to the Underwriters, are true and correct in all material respects and Addax Petroleum is not and has not been in breach of any of its obligations thereunder in any material respect.

(xliii) Arrangement Agreement - Representations and Warranties of Pan-Ocean Energy. To the knowledge of Addax Petroleum, the representations and warranties of Pan-Ocean Energy in the Arrangement Agreement are true and correct in all material respects and Pan-Ocean Energy is not and has

not been in breach of any of its obligations thereunder in any material respect.

(xliv) Pan-Ocean Energy Reserve Report. Addax Petroleum has no knowledge of a material adverse change in any reserves information contained in the MACL Reserve Report and Addax Petroleum believes that the Offering Documents reasonably present the quantity and net present values of the crude oil, natural gas liquids and natural gas reserves attributable to the PanAfrican assets as at December 31, 2005 (or as of the date hereof, except as may be attributable to production since the date of such report) based upon information available at the time such reports were prepared and based on the MACL Reserve Report.

7. Covenants of Addax Petroleum.

(a) Addax Petroleum covenants and agrees with the Underwriters that it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(b) Addax Petroleum covenants and agrees with the Underwriters that it will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Firm Subscription Receipts or Over-Allotment Securities in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Prospectus or for additional information; and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(c) Addax Petroleum will comply in all material respects with the Arrangement Agreement and will not amend or terminate the Arrangement Agreement or waive any right thereunder or benefit thereto without providing prior notice thereof to the Joint Bookrunners.

(d) Addax Petroleum shall pay the Special Payment, if applicable, upon conversion of the Firm Subscription Receipts and the Over-Allotment Subscription Receipts into Common Shares to the holders thereof in accordance with the terms of the Subscription Receipt Agreement.

8. Conditions of Closing of Firm Subscription Receipts.

The obligation of the Underwriters to purchase the Firm Subscription Receipts shall be subject to the following conditions, which are for the exclusive benefit of the

Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to Section 17:

(a) Addax Petroleum shall have delivered to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of Addax Petroleum and the Chief Financial Officer of Addax Petroleum, or such other senior officer(s) of Addax Petroleum as may be acceptable to the Underwriters, certifying for and on behalf of Addax Petroleum and without personal liability, after having made due enquiries, to the effect that:

(i) Addax Petroleum has duly complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of Addax Petroleum contained herein are true and correct as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby;

(iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Offered Securities, the Underlying Securities or the Common Shares has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

(iv) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, assets, liabilities (contingent or otherwise), capital, operations or prospects of Addax Petroleum or any of the Addax Subsidiaries or, to the best of their knowledge, PanAfrican or any of its subsidiaries from that disclosed in the Prospectus; and

(v) there has been no amendment or change to, or waiver or default under, or termination of the Arrangement Agreement or the terms of the Acquisition by Addax Petroleum or, to the knowledge of Addax Petroleum, Pan-Ocean Energy and such Arrangement Agreement is in full force and effect unamended since the date thereof.

(b) the Underwriters shall have received a certificate dated the Closing Date signed by the Corporate Secretary of Addax Petroleum or any other senior officer of Addax Petroleum as may be acceptable to the Joint Bookrunners, in form and content satisfactory to the Underwriters' counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws of Addax Petroleum and each of the Addax Subsidiaries;

(ii) the resolutions of the board of directors of Addax Petroleum, relevant to the approval of this Agreement, the Subscription Receipt Agreement and the Offering Documents and, as required, the signing and filing thereof, and the issue and sale of the Offered Securities and the Underlying Securities copies of which shall be attached thereto, and the authorization of this Agreement and the other agreements and transactions contemplated herein and in the Prospectus; and

(iii) the incumbency and signatures of signing officers of Addax Petroleum;

(c) the Underwriters shall have received a comfort letter, in form and substance satisfactory to the Underwriters, from Deloitte & Touche LLP and KPMG LLP, updating the letters referred to in Section 4(a)(iv) to the Closing Time, provided that such letters may be based on a review by the respective auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(d) Addax Petroleum shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Closing Date, substantially to the effect attached hereto as Schedule "B"; provided, however that in connection with such opinion, counsel to Addax Petroleum may rely on the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Offered Securities and the Underlying Securities or opinions may be given directly by local counsel of Addax Petroleum with respect to those items and as to other matters governed by the laws of jurisdictions other than the jurisdictions in which Fasken Martineau DuMoulin LLP is qualified to practise, and counsel to Addax Petroleum and local counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of Addax Petroleum, regulatory authorities, transfer agents and others;

(e) Addax Petroleum shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver the Company Counsel 10b-5 Disclosure Letter, dated and delivered the Closing Date, to the Underwriters or to such of them as have requested such letter, in form and substance satisfactory to them, acting reasonably;

(f) Addax Petroleum, unless the Joint Bookrunners dispense with such requirement in writing, shall have caused its counsel, Dorsey & Whitney LLP, to deliver to the Underwriters and their counsel a legal opinion dated as at the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, which opinion may be subject to usual and customary qualifications for opinions of the type to be given, to the effect that no registration under the U.S. Securities Act is required for (i) the initial resale by the Underwriters of the Offered Securities in the United States, or (ii) the offer and sale of the Offered Securities to qualified international buyers, in either case as contemplated herein

and in accordance with the procedures, agreements and representations contained herein and (iii) the issuance of the Underlying Securities on conversion of the Subscription Receipts;

(g) the Underwriters shall have received from their counsel, Fraser Milner Casgrain LLP and Herbert Smith LLP, such legal opinions as they may reasonably require as to the matters referred to in paragraphs (d) and (f) immediately above and to such other matters as they may reasonably request;

(h) such of the Underwriters as shall have requested receipt of the Herbert Smith 10b-5 Disclosure Letter shall have received such letter and such of the Underwriters as shall have requested receipt of the FMC 10b-5 Disclosure Letter shall have received such letter, in each case in form and substance satisfactory to them, acting reasonably;

(i) AOG and each of the directors and senior officers of Addax Petroleum shall have entered into an agreement in form and substance satisfactory to, and in favour of, the Underwriters, whereby they shall have agreed that they will not, without the prior written consent of the Joint Bookrunners, which consent may not be unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following the Closing Time, unless otherwise required by applicable laws or pursuant to existing encumbrances and other than pursuant to the Reorganization; provided that recipients of such Common Shares pursuant to the Reorganization holding in the aggregate a minimum of 31.5 million Common Shares agree not to sell such Common Shares on similar terms to the above;

(j) at the Closing Time, the Subscription Receipt Agreement shall have been duly executed and delivered by the parties thereto in form, scope and substance consistent with the description thereof in the Prospectus and satisfactory to the Underwriters and their counsel, acting reasonably; and

(k) the Offered Securities and the Underlying Securities shall have been conditionally approved for listing on the TSX and Addax Petroleum shall have provided to the Underwriters evidence that the Subscription Receipts will be posted for trading on the TSX at the opening of trading on the Closing Date, subject to fulfillment of customary conditions.

9. Conditions of Closing of Over-Allotment Securities.

If the Over-Allotment Closing Time is the same as the Closing Time, references to the Firm Subscription Receipts in Section 8 (including in the form of opinion set out in Schedule "B" hereto) shall, unless the context otherwise requires, refer to the Firm Subscription Receipts and Over-Allotment Securities, collectively. If the Over-Allotment Closing Time is after the Closing Time, the obligation of the Underwriters to purchase the Over-Allotment Securities shall be subject to the following conditions, which are for

the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to Section 17:

(a) the closing of the purchase and sale of the Firm Subscription Receipts, as contemplated herein, shall have occurred;

(b) Addax Petroleum shall have delivered to the Underwriters, at the Over-Allotment Closing Time, certificates dated the Over-Allotment Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of Addax Petroleum and the Chief Financial Officer of Addax Petroleum, or such other senior officer(s) of Addax Petroleum as may be acceptable to the Underwriters, certifying for and on behalf of Addax Petroleum and without personal liability, after having made due enquiries, to the effect that:

    (i) Addax Petroleum has duly complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Over-Allotment Closing Time;

    (ii) the representations and warranties of Addax Petroleum contained herein are true and correct as at the Over-Allotment Closing Time, with the same force and effect as if made at the Over-Allotment Closing Time after giving effect to the transactions contemplated hereby;

    (iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Over-Allotment Securities, the Underlying Securities or the Common Shares has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

    (iv) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, assets, liabilities (contingent or otherwise), capital, operations or prospects of Addax Petroleum or any of the Addax Subsidiaries or, to the best of their knowledge, PanAfrican or any of its subsidiaries from that disclosed in the Prospectus; and

    (v) there has been no amendment or change to, or waiver or default under, the Arrangement Agreement or the terms of the Acquisition by Addax Petroleum or, to the knowledge of Addax Petroleum, Pan-Ocean Energy and such Arrangement Agreement is in full force and effect unamended since the date thereof.

(c) the Underwriters shall have received a certificate dated the Over-Allotment Closing Date signed by the Corporate Secretary of Addax Petroleum or any other senior officer of Addax Petroleum, as may be acceptable to the Underwriters, in

form and content satisfactory to the Underwriters' counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws of Addax Petroleum and each of the Addax Subsidiaries;

(ii) the resolutions of the board of directors of Addax Petroleum relevant to the issue and sale of the Over-Allotment Securities and the Underlying Securities to be issued and sold by Addax Petroleum; and

(iii) the incumbency and signatures of signing officers of Addax Petroleum;

(d) the Underwriters shall have received a comfort letter, in form and substance satisfactory to the Underwriters, acting reasonably, from Deloitte & Touche LLP and KPMG LLP, updating the letters referred to in Section 8(c) to the Over-Allotment Closing Time, provided that such letters may be based on a review by the respective auditors having a cut-off date not more than two Business Days prior to the Over-Allotment Closing Date;

(e) Addax Petroleum shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing the opinion referred to in Section 8(d) forward to the Over-Allotment Closing Date and making such opinion applicable to the Over-Allotment Securities, *mutatis mutandis*;

(f) Addax Petroleum shall have caused its counsel, Dorsey & Whitney LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing the opinion referred to in Section 8(f) forward to the Over-Allotment Closing Date and making such opinion applicable to the Over-Allotment Securities, *mutatis mutandis;*

(g) the Underwriters shall have received from their counsel, Fraser Milner Casgrain LLP and from Herbert Smith LLP, such legal opinions as they may reasonable require as to the matters referred to in paragraphs (e) and (f) immediately above and to such other matters as they may reasonably request; and

(h) the Underwriters shall have received copies of correspondence indicating that Addax Petroleum has obtained all necessary approvals for the Over-Allotment Securities and the Underlying Securities to be listed for trading on the TSX on the Over-Allotment Closing Date, subject only to the standard listing conditions acceptable to the Underwriters, acting reasonably.

10. Closing.

(a) The closing of the purchase and sale of the Firm Subscription Receipts shall be completed at the Closing Time at the offices of Fasken Martineau DuMoulin LLP in Calgary, Alberta or at such other place as Addax Petroleum and the Underwriters may agree in writing. Subject to Section 10(c), at the Closing Time, Addax Petroleum shall deliver to the Joint Bookrunners, on behalf of the Underwriters, one definitive global certificate representing in the aggregate the total number of Firm Subscription Receipts, registered in the name of CDS & Co., against payment by the Joint Bookrunners, on behalf of the Underwriters, to the Escrow Agent pursuant to the Subscription Receipt Agreement of the aggregate purchase price for the Firm Subscription Receipts. At such Closing Time, Addax Petroleum shall pay, by certified cheque, wire transfer of funds or such other means of payment as may be acceptable to the Joint Bookrunners, the Closing Underwriters Fee to the Underwriters.

(b) The closing of the purchase and sale of the Over-Allotment Securities shall be completed at the Over-Allotment Closing Time at the offices of Fasken Martineau DuMoulin LLP in Calgary, Alberta or at such other place as Addax Petroleum and the Underwriters may agree in writing. Subject to Section 10(c), at the Over-Allotment Closing Time, Addax Petroleum shall deliver to the Joint Bookrunners, on behalf of the Underwriters, one definitive global certificate representing in the aggregate the total number of Over-Allotment Securities, registered in the name of CDS & Co., against payment by the Joint Bookrunners, on behalf of the Underwriters, to the Escrow Agent pursuant to the Subscription Receipt Agreement of the aggregate purchase price for the Over-Allotment Securities, if such closing takes place prior to the time of closing of the Acquisition, or to Addax Petroleum, if such closing takes place at or after the time of closing of the Acquisition. At such Over-Allotment Closing Time, Addax Petroleum shall pay, by certified cheque, wire transfer of funds or such other means of payment as may be acceptable to the Joint Bookrunners, the Over-Allotment Closing Underwriters Fee to the Underwriters and if the Over-Allotment Closing Time takes place on or after the closing of the Acquisition, Addax Petroleum shall also pay, or cause the Escrow Agent to pay from the gross proceeds of the Offering held by the Escrow Agent pursuant to the Subscription Receipt Agreement, the Acquisition Over-Allotment Closing Underwriters Fee to the Underwriters.

(c) If the Closing Time is the same as the Over-Allotment Closing Time, Addax Petroleum shall deliver one definitive global share certificate representing in the aggregate the total number of Firm Subscription Receipts and Over-Allotment Securities, against payment by the Joint Bookrunners, on behalf of the Underwriters, of the purchase price for the Firm Subscription Receipts and the Over-Allotment Securities to the Escrow Agent pursuant to the Subscription Agreement. At such Closing Time, Addax Petroleum shall pay, by certified cheque, wire transfer of funds or such other means of payment as may be acceptable to the Joint Bookrunners, the Closing Underwriters Fee and the Over-Allotment Closing Underwriters Fee to the Underwriters.

11. Restrictions on Further Issues, Sales or Transactions.

(a) Without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, none of Addax Petroleum nor any of the Addax Subsidiaries shall, directly or indirectly, offer, sell or issue for sale or resale any Common Shares, or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares, or agree to or announce any such offer, sale or issuance other than pursuant to the exercise of the Over-Allotment Option, pursuant to the equity incentive plans of Addax Petroleum currently in effect as disclosed in the Public Record or as may be required under the Acquisition Facility.

(b) The Corporation will use its reasonable commercial efforts to cause AOG and each of the directors and senior officers of Addax Petroleum to agree that they will not, without the prior written consent of the Joint Bookrunners, which consent may not be unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following the Closing Time, other than as may be required under applicable laws or pursuant to existing encumbrances and other than pursuant to the Reorganization; provided that recipients of such Common Shares pursuant to the Reorganization holding in the aggregate a minimum of 31.5 million Common Shares agree not to sell such Common Shares on similar terms to the above.

12. Use of Proceeds.

The net proceeds from the Offering will be used by Addax Petroleum on the Closing Date and Over-Allotment Closing Date (as applicable), directly or indirectly, for the purposes described in the Prospectus under the caption "USE OF PROCEEDS".

13. Indemnification by Addax Petroleum.

(a) Addax Petroleum shall fully indemnify and save harmless each of the Underwriters, each of their respective affiliates and each of their respective directors, officers, employees and agents and each person who controls any Underwriter (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against any and all losses (other than loss of profit), costs, expenses, claims, demands, actions, damages, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the fees and expenses of the Indemnified Parties' counsel on a solicitor and his own client basis that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**") to which any Indemnified Party may become subject or otherwise involved, in any capacity, insofar as Claims relate to, are caused by,

result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this Agreement, including without limitation:

(i) any breach, default or failure to perform by Addax Petroleum of its representations, warranties, covenants or obligations hereunder or any other document to be delivered pursuant hereto, including without limitation the Subscription Receipt Agreement;

(ii) any untrue statement or alleged untrue statement of a material fact (except any information or statement relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) contained in any of the Offering Documents or the Disclosure Package (as defined in Schedule "A" hereto), or in any amendment or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(iii) any omission or alleged omission to state in any of the Offering Documents, any other document or material filed in compliance or intended compliance with Securities Laws or any certificate of Addax Petroleum delivered under this Agreement, any fact or information (whether material or not) (except facts relating solely to and provided in writing by any of the Underwriters expressly for use in the such documents) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv) any statement (other than a statement relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) contained in the Public Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation or being alleged to be untrue, false or misleading;

(v) any order made or enquiry, investigation or proceeding (formal or informal) commenced or threatened by any Securities Commission or other competent authority based upon any omission or alleged omission or any misrepresentation or alleged misrepresentation (except an omission or alleged omission or a misrepresentation or alleged misrepresentation relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) in the Offering Documents or any other documents or materials filed in compliance or intended compliance with Securities Laws, or based upon any failure of Addax Petroleum to comply with Securities Laws preventing or restricting the trading in or the sale of the Subscription Receipts or Common Shares or related activities in any of the Qualifying Jurisdictions; and

(vi) any non-compliance or alleged non-compliance by Addax Petroleum with any Securities Laws in connection with the transactions contemplated hereby including non-compliance by Addax Petroleum with any statutory requirement to make any document available for inspection;

provided, however, that no party who has engaged in fraud, fraudulent misrepresentation or gross negligence in connection with a Claim shall be entitled to indemnity hereunder in connection with such Claim.

(b) Promptly after receiving notice of a Claim or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from Addax Petroleum (the "**Indemnifying Party**"), an Indemnified Party will notify the Indemnifying Party in writing of the particulars thereof, provided that the omission to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to any Indemnified Party except and only to the extent that the Indemnifying Party demonstrates that any such delay in or failure to give notice in respect of an actual Claim as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnifying Party has under this indemnity.

(c) The Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim; provided that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Party, in each case, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of receiving notice of such suit;

(ii) the Indemnifying Party and the Indemnified Party have mutually agreed to the retention of such counsel; or

(iii) the named parties to any such suit (including any added or third parties) include the Indemnified Party and Addax Petroleum, and the Indemnified Party shall have been advised in writing by counsel that there is an actual or potential conflict in the interests of Addax Petroleum, on the one hand, and the interests of the Indemnified Party, on the other hand, or additional

defences are available to the Indemnified Party, in either case, which makes representation by the same counsel inappropriate.

In each of cases (i), (ii) or (iii), the Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Indemnifying Party shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel in connection with any one such action or separate but substantially similar or related actions in any one jurisdiction for all Indemnified Parties.

(d) Addax Petroleum hereby acknowledges and agrees that, with respect to Sections 13 and 14, the Underwriters are contracting on their own behalf and as agents for their affiliates and their respective directors, officers, employees, partners and agents and each person who controls any Underwriter (collectively, the "**Beneficiaries**"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of Addax Petroleum under Sections 13 and 14 with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(e) The rights of indemnity contained in this Section 13 shall not enure to the benefit of the Underwriters or any other Indemnified Party with respect to a Claim by a purchaser of Offered Securities to which Schedule "A" is applicable, if Addax Petroleum has complied with the provisions of Sections 4 and 5 and where it is determined by a court of competent jurisdiction by final and non-appealable judgment that (i) prior to the Applicable Time (as defined in Schedule "A") Addax Petroleum shall have notified the Underwriters in writing that the Preliminary International Offering Memorandum contains an untrue statement of material fact or omits to state therein a material fact required to be stated therein in order to make the statements therein not misleading and which is required under the Securities Laws to be delivered to such person, (ii) such untrue statement or omission of a material fact was corrected in an amended or supplemented Preliminary International Offering Memorandum and such corrected Preliminary International Offering Memorandum was provided to such Underwriters at least two Business Days prior to the Applicable Time and in sufficient quantity so that such corrected Preliminary International Offering Memorandum could have been conveyed to such person prior to the Applicable Time and (iii) such Claim would not have occurred had such corrected Preliminary International Offering Memorandum been conveyed to such person.

(f) The rights of indemnity contained in this Section 13 shall not enure to the benefit of the Underwriters or any other Indemnified Party with respect to Claims made by purchasers of Offered Securities resident in the Qualifying Jurisdictions if Addax Petroleum has complied with the provisions of Sections 4 and 5 and where it is determined by a court of competent jurisdiction by final and non-appealable judgment that the person asserting any such Claim contemplated by this Section 13 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged

misrepresentation which is the basis of such Claim and which was required, under applicable Securities Laws, to be delivered to such person by the Underwriters.

(g) Each Indemnifying Party also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnifying Party or any person asserting claims on behalf of or in right of the Indemnifying Party for or in connection with the matters provided for herein except to the extent any losses, expenses, claims, actions, damages, fines, penalties or liabilities incurred by the Indemnifying Party are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence, wilful misconduct, fraud or fraudulent misrepresentation of such Indemnified Party. Neither Indemnifying Party nor any Underwriter will, without each of the other's prior express written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(h) If any legal proceedings shall be instituted against either Indemnifying Party or if any regulatory authority or stock exchange shall carry out an investigation of either Indemnifying Party and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the applicable Indemnifying Party shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal *per diem* rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(i) The rights and remedies of the Underwriters set forth in Sections 13, 14 and 18 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

14. Contribution.

(a) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by, in whole or in part, the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party

harmless, the applicable Indemnifying Party (or each Indemnifying Party, as the case may be) shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and the Indemnified Parties, on the other hand, but also the relative fault of the Indemnifying Party and the Indemnified Parties as well as any relevant equitable considerations; provided that the Indemnified Parties shall not in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Parties under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Parties under this Agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with a Claim shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim. The relative benefits received by the Indemnifying Party, on the one hand, and the Indemnified Parties, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering of the Firm Subscription Receipts and, if applicable, the Over-Allotment Securities (net of the underwriters' fee payable to the Underwriters pursuant to this Agreement but before deducting expenses) received by Addax Petroleum is to the underwriters' fee received by the Underwriters pursuant to this Agreement. The relative fault of an Indemnifying Party on one hand, and of the Indemnified Parties, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in Section 13 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifying Party, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13. The parties agree that it would not be just and equitable if contribution pursuant to this Section 14 were determined by pro rata allocation (even if the Underwriters were treated as a single entity) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 14.

(b) For greater certainty, in the event of unenforceability or unavailability of the indemnity provided in Section 13, an Indemnifying Party shall not have any obligation to contribute pursuant to this Section 14 in respect of any Claim except to the extent the indemnity given by it in Section 13 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

(c) Notwithstanding the provisions of this section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Subscription Receipts purchased and sold by it hereunder exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

(d) The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law (provided that paragraphs (a) and (b) of this section shall apply, *mutatis mutandis,* in respect of such other right) and the rights in this Section 14 shall remain operative and in full force and effect regardless of:

(i) acceptance of any Firm Subscription Receipts or Over-Allotment Securities and payment therefor; or

(ii) any termination of this Agreement.

15. Sales Restrictions.

(a) The Underwriters shall offer the Firm Subscription Receipts and Over-Allotment Securities for sale to the public, directly and through Selling Firms, only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectus and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus.

(b) The Underwriters will not solicit offers to purchase or sell the Firm Subscription Receipts and Over-Allotment Securities so as to require registration of the Firm Subscription Receipts and Over-Allotment Securities or filing of a prospectus with respect to the Firm Subscription Receipts and Over-Allotment Securities under the laws of any jurisdiction other than the Qualifying Jurisdictions.

(c) The Selling Firms shall be permitted to offer the Firm Subscription Receipts and Over-Allotment Securities outside of Canada, including offers as principal to "qualified institutional buyers" in the United States as defined under U.S. Securities and Exchange Commission Rule 144A as such term is defined in Schedule "A" hereto, if such offers are made in compliance with all applicable laws, including the requirements set forth in Schedule "A" hereto. For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Firm Subscription Receipts and Over-Allotment Securities are qualified or registered for distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission (including a decision document under the Mutual Reliance Procedures) following the filing of the Prospectus, unless otherwise notified in writing.

(d) The Underwriters agree, on behalf of themselves and their United States affiliates, for the benefit of Addax Petroleum, to comply with the United States selling restrictions imposed by the laws of the United States and set forth in Schedule "A", which forms part of this Agreement. They also agree to obtain such an agreement from each Selling Firm.

(e) Notwithstanding the foregoing provisions of this Section 15, no Underwriter shall be liable to Addax Petroleum under this Section 15 or Schedule "A" hereto as a result of the violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) under this Section 15 or Schedule "A".

16. Expenses.

(a) Addax Petroleum's Expenses – Regardless of whether the Offering closes, Addax Petroleum will be responsible for all of its expenses related to the Offering, including all fees and disbursements of Addax Petroleum's legal counsel, fees and disbursements of its accountants, auditors and any other third party advisers engaged by Addax Petroleum and Addax Petroleum's expenses related to road shows and marketing activities, printing costs and filing fees; provided, however, that the recipients of the Company Counsel 10b-5 Disclosure Letter shall be responsible for, or will reimburse Addax Petroleum for, the incremental expenses directly attributable to Addax Petroleum's legal counsel providing the Company Counsel 10b-5 Disclosure Letter, to a maximum of $200,000.

(b) Underwriters' Expenses if the Offering Closes – Subject to section 16(c), whether or not the Offering closes, the Underwriters will be responsible for the fees and disbursements of legal counsel and other third-party consultants for the Underwriters, all other out of pocket expenses (including Underwriters' travel expenses in connection with due diligence and marketing meetings) and all taxes thereon (collectively, the "**Underwriters' Expenses**"). Each 10b-5 Disclosure Letter will be addressed and provided solely to the Underwriters who have respectively requested such letter and expenses related to the provision of each 10b-5 Disclosure Letter will be for the account of the Underwriters who requested the same and not for the account of any other Underwriters or Addax Petroleum.

(c) Underwriters' Expenses if the Offering Does Not Close – Notwithstanding section 16(b), if the Offering does not close due to any failure of Addax Petroleum to comply in all material respects with the terms of this Agreement, Addax Petroleum shall reimburse the Underwriters in respect of the Underwriters' Expenses, to the extent they are reasonable subject to a maximum of $100,000. For clarity, any expenses related to the provision of the 10b-5 Disclosure Letters will be for the account of the Underwriters who respectively requested them and not for the account of the other Underwriters or Addax Petroleum. In addition, for greater certainty, if the Acquisition is not completed due to Pan-Ocean Energy's shareholders not approving the Acquisition, then no expenses shall be payable to the Underwriters by Addax Petroleum pursuant to this Section 16(c).

17. All Terms to be Conditions.

All representations, warranties, terms and conditions of this Agreement for the benefit of the Underwriters shall be construed as conditions, and any breach of or failure to comply in any material respect with any of such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate

their obligations to purchase the Firm Subscription Receipts by giving notice in writing to that effect to Addax Petroleum at or prior to the Closing Time and to terminate their obligations to purchase the Over-Allotment Securities by giving notice in writing to that effect to Addax Petroleum at or prior to the Over-Allotment Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Firm Subscription Receipts or the Over-Allotment Securities or in preparing or joining in the execution of any of the Offering Documents, shall constitute a waiver of, or estoppel against, the Underwriters.

18. Termination by Underwriters in Certain Events.

(a) Each Underwriter shall also be entitled to terminate its obligation to purchase the Firm Subscription Receipts by written notice to that effect given to Addax Petroleum at or prior to the Closing Time, and to terminate its obligation to purchase the Over-Allotment Securities by written notice to that effect given to Addax Petroleum at or prior to the Over-Allotment Closing Time, if:

(i) there shall be any material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of Addax Petroleum or any of the Addax Subsidiaries or Pan-Ocean Energy or any of its subsidiaries, whether or not arising in the ordinary course of business, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or Supplementary Material or required to be disclosed therein to prevent any statement contained therein from being a misrepresentation or there should occur a change (other than a change related solely to and provided by any of the Underwriters) in a material fact contained in the Prospectus, in each case, which has or may have a materially adverse effect on the market price or value of the Subscription Receipts or the Common Shares or could reasonably result in the purchasers of a material number of Firm Subscription Receipts or Over-Allotment Securities exercising their right under Securities Laws to withdraw from or rescind their purchase or sue for damages in respect thereof;

(ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order or ruling issued or made by, under or pursuant to any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality of any jurisdiction or any third party which, in the judgment of the Underwriter, operates or could operate to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transactions contemplated by the Prospectus (including, for certainty, without limitation, the Acquisition);

(iii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality of any jurisdiction including, without limitation, the TSX or any securities regulatory authority, or any law or regulation (or the interpretation, pronouncement or administration thereof or in respect thereof) is enacted or changed which, in the judgment of the Underwriter, may prevent, suspend or restrict or operates to prevent, suspend or restrict the distribution, trading or marketability of the Subscription Receipts or the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Subscription Receipts or the Common Shares;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, inquiry, or other occurrence of any nature whatsoever, including, without limiting the generality of the foregoing, any military conflict, civil insurrection or terrorist action or like event, including, without limitation, military insurrection (whether or not in connection with such conflict or insurrection), which in the judgment of the Underwriter materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States, or the business, financial condition, operations or affairs (actual or as contemplated in the Prospectus) of Addax Petroleum or any of the Addax Subsidiaries or PanAfrican or any of its subsidiaries or prevents or materially restricts the trading in or the distribution of the Subscription Receipts or the Common Shares in any of the Qualifying Jurisdictions or the United States;

(v) there is a suspension or material limitation in trading in securities generally on the Toronto Stock Exchange or the New York Stock Exchange;

(vi) there is a material disruption in the commercial banking or securities settlement or clearance services in Canada or the United States;

(vii) there is announced any change or proposed change in the tax laws of any jurisdiction applicable to Addax Petroleum or any Addax Subsidiary or PanAfrican or any of its subsidiaries and such change could, in the reasonable opinion of the Underwriter, be expected to have a significant adverse effect on the market price, value or marketability of the Subscription Receipts or the Common Shares;

(viii) the state of the energy or financial markets is such that, in the judgment of the Underwriter, the Firm Subscription Receipts or Over-Allotment Securities cannot be profitably marketed;

(ix) the Arrangement Agreement is terminated in accordance with its terms or Addax Petroleum has announced to the public that it does not intend to proceed with the Arrangement Agreement or the Acquisition, or the terms of the Acquisition are in any manner varied from the terms thereof on the date hereof or there has been any amendment or change to, or waiver or default under, or termination of the Arrangement Agreement or the terms of the Acquisition by either party thereto or the Arrangement Agreement ceases to be in full force and effect unamended since the date hereof;

(x) Addax Petroleum shall be in breach of, default under or non-compliance with any representation, warranty, term or condition of this Agreement in any material respect; or

(xi) Addax Petroleum or Pan-Ocean Energy shall be in breach of, default under or non-compliance with any representation, warranty, term or condition of the Arrangement Agreement in any material respect.

(b) If an Underwriter terminates its obligation pursuant to Section 18(a) with respect to the purchase of the Firm Subscription Receipts or with respect to the purchase of the Firm Subscription Receipts and the Over-Allotment Securities, there shall be no further liability on the part of such Underwriter or of Addax Petroleum to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 16. If an Underwriter terminates its obligation pursuant to Section 18(a) with respect to the purchase of the Over-Allotment Securities only, there shall be no further liability on the part of such Underwriter or of Addax Petroleum to such Underwriter with respect to the Over-Allotment Securities, except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 16.

(c) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of or by Addax Petroleum in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 18 shall not be binding upon the other Underwriters.

19. Market Stabilization.

In connection with the distribution of the Firm Subscription Receipts and Over-Allotment Securities, the Underwriters and the Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Firm Subscription Receipts, the Over-Allotment Securities and the Common Shares at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

20. Obligations of the Underwriters to be Several.

(a) Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Firm Subscription Receipts and Over-Allotment Securities shall be several and not joint, nor joint and several. The percentage of the Firm Subscription Receipts and Over-Allotment Securities to be severally purchased and paid for by each of the Underwriters shall be as follows:

Dealer	Percentage
RBC Dominion Securities Inc.	26.0%
Merrill Lynch Canada Inc.	21.0%
Scotia Capital Inc.	18.0%
CIBC World Markets Inc.	8.0%
TD Securities Inc.	8.0%
National Bank Financial Inc.	5.5%
UBS Securities Canada Inc.	5.5%
BNP Paribas (Canada) Securities Inc.	2.5%
FirstEnergy Capital Corp.	2.5%
Canaccord Capital Corporation	1.5%
Peters & Co. Limited	1.5%
Total	100%

(b) If one or more of the Underwriters shall fail to purchase its applicable percentage of the total number of the Firm Subscription Receipts at the Closing Time and such failure shall constitute a default in its obligation under this Agreement, the remaining Underwriters shall be obligated severally to purchase such Firm Subscription Receipts which the defaulting Underwriters have failed to purchase, in the proportions that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages (or in such other proportions as the remaining Underwriters may agree); provided that, if the total number of Firm Subscription Receipts which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Firm Subscription Receipts which the Underwriters have agreed to purchase pursuant to this Agreement:

(i) the remaining Underwriters shall have the right, but not the obligation, to purchase severally all but not less than all of the Firm Subscription Receipts in such proportions as may be agreed upon by the non-defaulting Underwriters, and the non-defaulting Underwriters shall have the right, by notice in writing to Addax Petroleum, to postpone the Closing Date for a period not exceeding five Business Days to effect such purchase; and

(ii) if the non-defaulting Underwriters elect not to exercise such right to assume the entire obligation of the defaulting Underwriters, such non-defaulting Underwriters shall be entitled, by notice to Addax Petroleum, to terminate, without liability, their obligations to purchase their original percentage of the Firm Subscription Receipts (and Addax Petroleum shall not be obligated to sell less than all of the Firm Subscription Receipts) and shall have the right to terminate their obligations hereunder without liability on their part, except under Sections 13, 14 and 16, in respect of such non-defaulting Underwriters.

(c) If one or more of the Underwriters shall fail to purchase its applicable percentage of the total number of the Over-Allotment Securities at the Over-Allotment Closing Time and such failure shall constitute a default in its obligation under this Agreement, the remaining Underwriters shall be obligated severally to purchase such Over-Allotment Securities which the defaulting Underwriters have failed to purchase, in the proportions that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages (or in such other proportions as the remaining Underwriters may agree); provided that, if the total number of Over-Allotment Securities which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Over-Allotment Securities which the Underwriters have agreed to purchase pursuant to this Agreement:

(i) the remaining Underwriters shall have the right, but not the obligation, to purchase severally all but not less than all of the Over-Allotment Securities in such proportions as may be agreed upon by the non-defaulting Underwriters, and the non-defaulting Underwriters shall have the right, by notice in writing to Addax Petroleum, to postpone the Over-Allotment Closing Date for a period not exceeding five Business Days to effect such purchase; and

(ii) if the non-defaulting Underwriters elect not to exercise such right to assume the entire obligation of the defaulting Underwriters, such non-defaulting Underwriters shall be entitled, by notice to Addax Petroleum, to terminate, without liability, their obligations to purchase their original percentage of the Over-Allotment Securities (and Addax Petroleum shall not be obligated to sell less than all of the Over-Allotment Securities) and shall have the right to terminate their obligations hereunder with respect to the Over-Allotment Securities without liability on their part, except under Sections 13, 14 and 16, in respect of such non-defaulting Underwriters.

(d) Nothing in this Section 20 shall relieve any Underwriter in default from liability to Addax Petroleum or to any non-defaulting Underwriter in respect of its default hereunder.

21. Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

(a) in the case of Addax Petroleum, to 16, avenue Eugene-Pittard, 1206, Geneva, Switzerland; and

(b) in the case of the Underwriters to their respective addresses for notice set out in Schedule "D" hereto.

Addax Petroleum and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

22. Acknowledgement of Addax Petroleum and the Underwriters.

Each of Addax Petroleum and each of the Underwriters acknowledges and agrees that, except as disclosed in the Prospectus under the caption "RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS", (i) the purchase and sale of the Firm Subscription Receipts and the Over-Allotment Securities pursuant to this Agreement, including the determination of the offering price of the Firm Subscription Receipts and Over-Allotment Securities, if any, and any related discounts and commissions, is an arm's-length commercial transaction between Addax Petroleum, on the one hand, and the several Underwriters, on the other hand, (ii) in connection with the Offering and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of Addax Petroleum or any of their stockholders, creditors, employees or any other party, (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of Addax Petroleum with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising Addax Petroleum on other matters) and no Underwriter has any obligation to Addax Petroleum with respect to the Offering except the obligations expressly set forth in this Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Addax Petroleum and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and Addax Petroleum has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate

23. Miscellaneous.

(a) Except with respect to Sections 13, 14, 17 (only insofar as waiver of any material condition of closing is concerned), 18 and 20, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Joint Bookrunners and the Joint Bookrunners shall use commercially reasonable efforts to discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b) This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and Addax Petroleum and their respective successors and legal representatives.

(c) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

(d) If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

(e) Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(f) The words, "hereunder", "hereof" and similar phrases mean and refer to this Agreement.

(g) All representations, warranties, covenants and agreements (to the extent that any such covenant or agreement has not then been performed) of Addax Petroleum and the Underwriters herein contained or contained in documents submitted or delivered pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Firm Subscription Receipts and the Over-Allotment Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or Addax Petroleum, regardless of any subsequent disposition of the Firm Subscription Receipts or Over-Allotment Securities or any investigation by or on behalf of the Underwriters with respect thereto, for a period expiring at such time as the right of a purchaser under the Offering to make a Claim under the Securities Laws expires. The Underwriters shall be entitled to rely on the representations and warranties of Addax Petroleum contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may

undertake or which may be undertaken on the Underwriters' behalf. Addax Petroleum shall be entitled to rely on the representations and warranties of the Underwriters contained herein notwithstanding any investigation which Addax Petroleum may undertake or which may be undertaken on their behalf.

(h) Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(i) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters or any of them and Addax Petroleum with respect to this Offering.

(k) Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

(l) Unless otherwise stated, all references to currency in this Agreement are references to Canadian currency.

(m) Schedules A, B, and C attached hereto are each incorporated into and form part of this Agreement.

[remainder of page intentionally blank]

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to the Joint Bookrunners.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: (signed) Stewart C. Burton

MERRILL LYNCH CANADA INC.

By: (signed) Robert McKercher

SCOTIA CAPITAL INC.

By: (signed) Mark Herman

CIBC WORLD MARKETS INC.

By: (signed) Michael W. De Carle

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

NATIONAL BANK FINANCIAL INC.

By: (signed) Robert B. Wonnacott

UBS SECURITIES CANADA INC.

By: (signed) E.T.N. Larkin

BNP PARIBAS (CANADA) SECURITIES INC.

By: (signed) Daniel Grenier

FIRSTENERGY CAPITAL CORP.

By: (signed) John S. Chambers

CANACCORD CAPITAL CORPORATION

By: (signed) Timothy J. Hart

PETERS & CO. LIMITED

By: (signed) Cameron E. Plewes

Accepted and agreed to by the undersigned as of the date of this letter first written above.

ADDAX PETROLEUM CORPORATION

By: (signed) Michael Ebsary

Attachments:

Schedule "A" - U.S. Selling Restrictions
Schedule "B" - Company Counsel Opinion
Schedule "C" - Addresses for Notices to Underwriters

Schedule "A"

U.S. SELLING RESTRICTIONS

1. Capitalized terms used but not defined in this Schedule "A" shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is attached. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

   (a) "**affiliate**" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

   (b) "**Applicable Time** means 7:30 a.m. (Eastern Standard Time) on August 11, 2006 or such other time as agreed by Addax Petroleum and the Underwriters;

   (c) "**Disclosure Package**" means the Preliminary Prospectus and the Preliminary International Offering Memorandum, each as amended or supplemented immediately prior to the Applicable Time, together with the Electronic Roadshow;

   (d) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Firm Subscription Receipts or Over-Allotment Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Firm Subscription Receipts or Over-Allotment Securities;

   (e) "**Electronic Roadshow**" means the electronic roadshow materials relating to Addax Petroleum posted on Netroadshow on August 2, 2006.

   (f) "**Execution Time**" shall mean the date and time that the Underwriting Agreement is executed and delivered by the parties hereto;

   (g) "**Investment Company Act**" means the United States Investment Company Act of 1940, as amended;

   (h) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

   (i) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

   (j) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(k) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(l) "**SEC**" means the United States Securities and Exchange Commission;

(m) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters, if any, who participate in the offer and sale of the Firm Subscription Receipts or Over-Allotment Securities pursuant to the Underwriting Agreement;

(n) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(o) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(p) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(q) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

2. The Underwriters severally but not jointly:

(a) acknowledge that the Firm Subscription Receipts and Over-Allotment Securities have not been and will not be registered with the SEC under the U.S. Securities Act and that the Firm Subscription Receipts and Over-Allotment Securities are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration provided by Regulation S (supplemented, in the case of offers and sales by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates to Qualified Institutional Buyers in the United States, by the exemption from registration provided by Rule 144A), and are being offered by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates; and

(b) agree that neither they, nor any member of the Selling Dealer Group, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Firm Subscription Receipts or Over-Allotment Securities,

(ii) except to the extent permitted by section 3 of this <u>Schedule "A"</u>, have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Firm Subscription Receipts or Over-Allotment Securities to any person in the United States, or (B) any sale of the Firm Subscription Receipts or Over-Allotment Securities outside the United States unless

such sales are made in offshore transactions within the meaning of Regulation S.

(iii) have taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

(iv) have solicited or will solicit offers for, or offers to sell, the Firm Subscription Receipts or Over-Allotment Securities by means of any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D).

3. It is understood and agreed by the Underwriters that the Firm Subscription Receipts and Over-Allotment Securities may be offered and sold by the Underwriters and members of the Selling Dealer Group in the United States only:

(a) through their respective United States affiliates, each of which will be on the dates of such offers and sales duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member in good standing with the National Association of Securities Dealers, Inc.; and

(b) pursuant to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A

4. The Underwriters agree that they have caused or will promptly cause each member of the Selling Dealer Group to acknowledge in writing its awareness of and agreement to be bound by the provisions of this <u>Schedule "A"</u> in connection with all offers and sales of the Firm Subscription Receipts and Over-Allotment Securities.

5. Addax Petroleum hereby represents and warrants to the Underwriters that:

(a) The Preliminary Prospectus and the Preliminary International Offering Memorandum, at the date thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Disclosure Package, at the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At the Execution Time and on the Closing Date, the Disclosure Package, the Prospectus and the Final International Offering Memorandum did not and will not (and any amendment or supplement thereto, at the date thereof and at the Closing Date will not) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that Addax Petroleum makes no representation or warranty as to the

information contained in or omitted from the Disclosure Package, the Prospectus or the Final International Offering Memorandum, or any amendment or supplement thereto, in reliance on and in conformity with information furnished in writing to Addax Petroleum by or on behalf of Underwriters specifically for use therein.

(b) neither Addax Petroleum, nor any of its affiliates has, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Firm Subscription Receipts or the Over-Allotment Securities in a manner that would require the Firm Subscription Receipts or the Over-Allotment Securities to be registered under the U.S. Securities Act;

(c) neither Addax Petroleum, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Firm Subscription Receipts or Over-Allotment Securities in the United States;

(d) the Firm Subscription Receipts, the Over-Allotment Subscription Receipts and Over-Allotment Securities are eligible for resale pursuant to Rule 144A and will not be, at the Closing Date or the Over-Allotment Closing Date (as the case may be), of the same class of securities listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, or quoted in a U.S. automated inter-dealer system in the United States and the Prospectus and the Final International Offering Memorandum, contain all the information that, if requested by a prospective purchaser of the Firm Subscription Receipts or the Over-Allotment Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the U.S. Securities Act;

(e) neither Addax Petroleum, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Firm Subscription Receipts or Over-Allotment Securities, and Addax Petroleum, its affiliates and any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has complied with the requirements of Rule 903 of Regulation S;

(f) assuming the accuracy of the representations and warranties of the Underwriters contained in sections 2 and 3 of this Schedule "A" and the covenants and agreements set forth in Section 7 of this Schedule A, it is not necessary in

connection with the offer, sale and transfer of the Firm Subscription Receipts or the Over-Allotment Securities by Addax Petroleum to the Underwriters or the offer, resale and transfer of the Firm Subscription Receipts or the Over-Allotment Securities by the Underwriters to the purchasers in the manner contemplated by the Underwriting Agreement, the Prospectus and the Final International Offering Memorandum, to register the Firm Subscription Receipts or Over-Allotment Securities under the U.S. Securities Act;

(g) Addax Petroleum is a "foreign private issuer" (as such term is defined in the rules and regulations of the U.S. Securities Act) that reasonably believes that there is no Substantial U.S. Market Interest in any equity security of Addax Petroleum;

(h) Addax Petroleum is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the United States Investment Company Act;

(i) Addax Petroleum is not required, and upon the issuance and sale of Firm Subscription Receipts and Over-Allotment Securities as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an "investment company" under the Investment Company Act; and

(j) neither Addax Petroleum nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Addax Petroleum to facilitate the sale or resale of the Firm Subscription Receipts or the Over-Allotment Securities.

6. Addax Petroleum covenants and agrees with the Underwriters that:

(a) if at any time prior to the end of the Distribution Period, any event occurs as a result of which the Disclosure Package, the Final Prospectus or the Final International Offering Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement any or all of the Disclosure Package, the Prospectus or the Final International Offering Memorandum to comply with applicable law, Addax Petroleum will promptly notify the Underwriters of the same and will promptly prepare and provide to the Underwriters a proposed amendment or supplement which will correct such statement or omission or effect such compliance and will not effect such amendment or supplement without the consent of the Joint Bookrunners. Neither the consent of the Joint Bookrunners, nor Addax Petroleum's delivery of any such amendment or supplement, shall constitute a

waiver of any of the conditions set forth in Sections 8 and 9 of the Underwriting Agreement;

(b) neither Addax Petroleum, nor any of its affiliates will solicit any offer to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Firm Subscription Receipts or the Over-Allotment Securities in a manner that would require the Firm Subscription Receipts or the Over-Allotment Securities to be registered under the U.S. Securities Act;

(c) neither Addax Petroleum, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) in connection with any offer or sale of the Firm Subscription Receipts or Over-Allotment Securities in the United States;

(d) during the period of two years after the Over-Allotment Closing date (or, if the Over-Allotment Option is not exercised, the Closing Date), it will not, and will not permit any of its affiliates to, resell (other than outside the United States in accordance with Regulation S) any of the Firm Subscription Receipts or Over-Allotment Securities which constitute "restricted securities" under Rule 144A that have been reacquired by any of them;

(e) so long as any of the Firm Subscription Receipts or Over-Allotment Securities are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, Addax Petroleum will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act and it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (and this covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities);

(f) neither Addax Petroleum, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Firm Subscription Receipts or Over-Allotment Securities, and Addax Petroleum, its affiliates, and any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will comply with the requirements of Rule 903 of Regulation S;

(g) for so long as the Firm Subscription Receipts, Over-Allotment Securities or the Common Shares issued pursuant thereto are outstanding, Addax Petroleum will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act; and

(h) it will not (and will cause it subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Addax Petroleum to facilitate the sale or resale of the Firm Subscription Receipts or the Over-Allotment Securities.

7. The Corporation and the Underwriters agree that any Firm Subscription Receipts or Over-allotment Shares issued to purchasers in the United States pursuant to this Schedule "A" will be represented by a single global certificate (the "**U.S. Global Certificate**") which will be initially registered in the name of The Canadian Depository for Securities Limited ("CDS"), and on the records of CDS, under a book entry account for RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. ("the **Joint Bookrunners**"), acting on behalf of each purchaser of the Firm Subscription Receipts or Over-Allotment Securities in the United States.

8. Each of the Joint Bookrunners covenants and agrees with Addax Petroleum that:

(a) it will not offer, sell or otherwise transfer any of the Firm Subscription Receipts or Over-Allotment Securities represented by the U.S. Global Certificate except in compliance with the restrictions on transfer set forth in the Final International Offering Memorandum; and

(b) it will not record on its records any transfer by any holder of Firm Subscription Receipts or Over-Allotment Securities represented by the U.S. Global Certificate unless it reasonably believes that the transfer is made in compliance with the restrictions on transfer set forth in the Final International Offering Memorandum.

Schedule "B"

1. The Corporation is a corporation existing under the *Canada Business Corporations Act* and extra-provincially registered under the *Business Corporation Act* (Alberta) and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets;

2. The authorized capital of the Corporation consists of an unlimited number of common shares and on unlimited number of preferred shares, issuable in series, of which • Common Shares of the Corporation are issued and outstanding;

3. The Corporation has all necessary corporate power, authority and capacity: (i) to execute and deliver the Underwriting Agreement, the Subscription Agreement and the Arrangement Agreement and perform its obligations thereunder; (ii) to create, issue and sell the Initial Receipts; (iii) togrant the Over-Allotment Option; (iv) to issue and sell the Additional Receipts or Common Shares, as applicable, upon the due exercise of the Over-Allotment Option in accordance with its terms; and (v) to issue the Common Shares on the due conversion of the Receipts in accordance with their terms and in accordance with the Subscription Receipt Agreement;

4. The Preliminary Prospectus, the Final Prospectus and the Supplemented Prospectus have been duly authorized and approved for filing with the Securities Commissions in each of the Qualifying Provinces by all necessary corporate action on the part of the Corporation and have been duly executed by or on behalf of the Corporation;

5. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement, and the performance of its obligations thereunder and the Underwriting Agreement has been executed and delivered by the Corporation;

6. The Underwriting Agreement constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms;

7. The execution and delivery of the Underwriting Agreement, the fulfilment of the terms thereof by the Corporation and the issuance, sale and delivery of the Initial Receipts issued, delivered and sold by the Corporation in connection with the offering, the issuance of the Additional Receipts or Common Shares, as applicable, to be issued, delivered and sold by the Corporation upon the due exercise of the Over-Allotment Option in accordance with its terms and the issuance of the Common Shares on the due conversion of the Receipts in accordance with their terms an in accordance with the Subscription Agreement, do not violate or conflict with any provision of the articles or bylaws of the Corporation, or any published Canadian federal or Alberta provincial statute, rule or regulation or, to our knowledge, any judgment, decree or order of any court or any public, governmental or regulatory agency or body having jurisdiction in the Province of Alberta over the Corporation; or

8. The Initial Receipts or Common Shares, as applicable, have been duly authorized and validly issued as fully paid and non-assessable Receipts in the capital of the Corporation;

9. The Additional Receipts or Common Shares, as applicable, issuable upon the exercise of the Over-Allotment Option have been validly reserved for issuance by the Corporation and, upon the payment of the purchase price thereof and the issuance thereof, will be validly issued as fully paid and non-assessable Receipts or Common Shares, as applicable, in the capital of the Corporation;

10. The Common Shares to be issued on the due exercise of the Subscription Receipts in accordance with their terms and in accordance with the Subscription Receipt Agreement, have been duly authorized, allotted and reserved for issuance and upon the conversion of the Receipts in accordance with their terms and in accordance with the Subscription Receipt Agreement, will be validly issue as fully paid and non-assessable Common Shares in the capital of the Corporation;

11. The authorized capital of the Corporation and the rights, privileges and conditions attaching to the Common Shares conform in all material respects to the description under the heading **["Description of Share Capital" in the Supplemented Prospectus]**;

12. The form and terms of the definitive certificate representing the Receipts have been approved by the directors of the Corporation and comply in all material respects with the *Canada Business Corporations Act* and the published rules of the TSX;

13. The Initial Receipts, the Additional Receipts or Common Shares, as applicable, when issued on the due exercise of the Over-Allotment Option and the Common Shares issuable on the due conversion of the Receipts have been approved for listing on the TSX, subject to the filing of the required documents and payment of the required fees as set forth in the TSX Letter within the time stipulated by the TSX;

14. The Corporation is a "reporting issuer" under the securities laws of each of the Qualifying Provinces other than the Province of Prince Edward Island and (i) in the Province of British Columbia, the Corporation is not in default with respect to the filing of financial statements required by the *Securities Act* (British Columbia) or the *Securities Rules* (British Columbia) or paying prescribed fees or charges prescribed by the *Securities Regulation* B.C. Reg. 196/97, (ii) in default in the Province of Alberta, the Corporation is not included in the list of defaulting reporting issuers, maintained pursuant to the *Securities Act* (Alberta), (iii) in the Province of Ontario is not included in the list of defaulting reporting issuers maintained by the Ontario Securities Commission, (iv) in the Province of Quebec, the continuous disclosure requirements of the Corporation are governed by Part 3 of Regulation 11-101 respecting the principal regulator system, and (iv) subject to the limitations and qualifications set out in the Local Opinions, the Corporation is not in defaults under the securities laws of the Provinces of Saskatchewan, Manitoba, Newfoundland and Labrador, New Brunswick and Nova Scotia;

15. All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the securities laws of each of the

Qualifying Provinces to qualify the distribution or the distribution to the public of the Initial Receipts, the Over-Allotment Option, the Additional Receipts or Common Shares issuable upon the due exercise of the Over-Allotment Option and the Common Shares issuable upon the due conversion of the Receipts, in each of the Qualifying Provinces through persons who are duly and properly registered in the appropriate category under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

16. Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Shares at its principal office in Calgary;

17. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Subscription Receipt Agreement and the Arrangement Agreement, and the performance of its obligations thereunder and each of the Subscription Receipt Agreement and the Arrangement Agreement have been executed and delivered by the Corporation;

18. Each of the Subscription Receipt Agreement and the Arrangement Agreement constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms;

19. The execution and delivery of each of the Subscription Receipt Agreement and the Arrangement Agreement and the fulfilment of their respective terms by the Corporation do not violate or conflict with any provision of the articles or bylaws of the Corporation or any Canadian federal or Alberta provincial statute, rule or regulation or, to our knowledge, any published judgment, decree or order of any court or any public, governmental or regulatory agency or body having jurisdiction in the Province of Alberta over the Corporation;

20. All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the applicable Securities Laws of the Qualifying Provinces in order to qualify the Initial Receipts for distribution and sale to the public in each of the Qualifying Provinces by or through investment dealers or brokers registered under the applicable laws of each of the Qualifying Provinces who have complied with the relevant provisions of such laws.

21. The issuance of the Common Shares by the Corporation pursuant to the due conversion of the Initial Receipts in accordance with the terms thereof to legal or beneficial holders of the Initial Receipts if such issuance was to occur on the date hereof and where all such holders are resident in the applicable Qualifying Province, is exempt from the prospectus and registration requirements of the Securities Laws and no document is required to be filed, no proceedings are required to be taken, and no approvals, permits, consents or authorizations are required to be obtained under such Securities Laws to permit the issuance of such Common Shares by the Corporation pursuant to the due conversion of the Initial Receipts in accordance with the terms thereof to legal or beneficial holders of the Initial Receipts.

22. The first trade in the Common Shares issued pursuant to the due exercise of the Initial Receipts, if such trade was to occur on the date hereof, will not be deemed to be a distribution within the meaning given to that term under the applicable Securities Laws and therefore will not be subject to the prospectus requirements of such applicable Securities Laws and no document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained under the Securities Laws to permit the first trade of such securities by the holder thereof through persons registered under the Securities Laws of such Qualifying Jurisdictions who have complied with such laws, or in circumstances in which there is an exemption from the registration requirements under the Securities Laws of such provinces, provided that:

    (a) such first trade is not a "control distribution", as that term is defined in National Instrument 45-102 Resale of Securities;

    (b) the Corporation is a reporting issuer at the time of the trade; and

    (c) such first trade is not a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.

23. Subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary in all material respects of the principal Canadian federal income tax considerations arising under the *Income Tax Act* (Canada) to a holder who acquires Receipts pursuant to the offering and Common Shares on the due conversion thereof and who holds the Receipts and Common Shares on the due conversion thereof as capital property and deals at arm's length and is not affiliated with the Corporation and the Underwriters.

24. The Corporation has complied with all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications) in connection with the sale of the Initial Receipts to purchasers in the Province of Québec, if such purchasers received a copy of the Prospectus and forms of order and confirmation in the English and French languages or the French language only, provided that the Prospectus and forms of order and confirmation in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested them in writing.

25. As of the Closing Date, the Initial Receipts and the Common Shares issuable on the exercise thereof, if issued on the Closing Date, are, as of the Closing Date, eligible for investment as set forth under the heading "Eligibility for Investment" in the Prospectus provided that (i) in the case of the Initial Receipts, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or subscriber under the governing plan of the plan trust for such plan, and (ii) the Common Shares to be issued on the due exercise of the Initial Receipts are listed, or would become listed upon issue, on a prescribed exchange (which includes the TSX).

Schedule "C"

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Merrill Lynch Canada Inc.
Bow Valley Square 4
Suite 1650, 250 - 6th Avenue S.W.
Calgary, AB T2P 3H7

Scotia Capital Inc.
Suite 2000, 700 - 2nd Street S.W.
Calgary, AB T2P 2N7

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7

TD Securities Inc.
800 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, AB T2P 2Z2

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, AB T2P 5H1

UBS Securities Canada Inc.
Suite 4100, BCE Place
161 Bay Street, P.O. Box 617
Toronto, ON M5J 2S1

BNP Paribas (Canada) Securities Inc.
BNP Tower, Suite 500
1981 McGill College Avenue
Montréal, QC H3A 2W8

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue S.W.
Calgary, AB T2P 3H2

Canaccord Capital Corporation
Suite 2200, 450 - 1st Street S.W.
Calgary, AB T2P 5P8

Peters & Co. Limited
3900 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267 1700
Fax: (403) 264 2871
www.deloitte.ca

August 10, 2006

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation (the "Company")

We refer to the supplemented short form PREP prospectus of the Company dated August 10, 2006 qualifying the distribution of subscription receipts of the Company (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated March 20, 2006 to the shareholders of the Company on the balance sheet as at December 31, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated March 20, 2006 to the shareholder of Addax Petroleum N.V. on following financial statements of Addax Petroleum N.V.:

Consolidated balance sheets as at December 31, 2005 and 2004;

Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated December 2, 2005 (except as to note 2 which is as of February 7, 2006) to the directors of the Company on the balance sheet of the Company as at November 30, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our report dated December 2, 2005 (except as to note 18 which is as of February 7, 2006) to the directors of the Company and the directors of Addax Petroleum N.V. on the following financial statements of Addax Petroleum N.V.:

Consolidated balance sheets as at December 31, 2004 and 2003;

Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

We also consent to the use in the Prospectus of our compilation report dated August 10, 2006 to the directors of the Company on the pro forma consolidated balance sheet as at March 31, 2006 and the pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year end December 31, 2005.

We also consent to the use, through incorporation by reference in the Prospectus, of our compilation report dated February 7, 2006 to the directors of the Company on the pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of operations for the nine months ended September 30, 2005 and the year end December 31, 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

SUPPLEMENTED SHORT FORM PREP PROSPECTUS DATED AUGUST 10, 2006

All disclosure contained in this supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of this supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702 9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

New Issue August 10, 2006

ADDAX PETROLEUM

CDN$354,250,000

13,000,000 Subscription Receipts, each representing the right to receive one Common Share

This short form prospectus qualifies the distribution of an aggregate of 13,000,000 subscription receipts (the "**Subscription Receipts**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") each of which will entitle the holder thereof to receive, without payment of additional consideration, one common share ("**Common Share**") in the share capital of the Corporation upon closing of the acquisition by the Corporation of all of the issued and outstanding common shares of PanAfrican Energy Corporation (Mauritius) Limited and Pan-Ocean Energy U.K. Ltd. and certain other assets of Pan-Ocean Energy Corporation Limited ("**Pan-Ocean Energy**") described in more detail under "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement" (the "**Acquisition**"). The gross proceeds from the sale of the Subscription Receipts (the "**Escrowed Funds**"), together with interest thereon, will be held by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**"), and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment (as defined below), will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. Such holders of Subscription Receipts will be entitled to an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which

record dates have occurred during the period from the closing date of this offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the arrangement agreement relating to the Acquisition (the "**Arrangement Agreement**") is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**Underwriters**") and the Corporation. See "Risk Factors" for certain considerations relevant to an investment in the Subscriptions Receipts.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AXC". On August 10, 2006 the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$27.50. **There is presently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this short form prospectus.** This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices and the liquidity of the Subscription Receipts. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 27, 2006.

Price: CDN$27.25 per Subscription Receipt

	Price to the Public (CDN$)	Underwriters' Fee(1) (CDN$)	Net Proceeds to the Corporation(2) (CDN$)
Per Subscription Receipt	27.25	1.09	26.16
Total Offering(3)	354,250,000	14,170,000	340,080,000

Notes:

(1) The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering. See "Plan of Distribution".

(2) Excluding interest, if any, earned on the Escrowed Funds and before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$2,500,000, which will be paid by the Corporation from the general funds of the Corporation. See "Use of Proceeds".

(3) Addax Petroleum has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 15% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$407,387,500, CDN$16,295,500 and CDN$391,092,000, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the issuance and distribution of the Subscription Receipts and Common Shares (as the case may be) issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to 1,950,000 Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares)	Exercisable not later than 30 days after closing of the offering	CDN$27.25 per Subscription Receipt

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the Corporation under the Term Credit Facility (as defined under "Glossary"), which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility (as defined under "Glossary"), which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition. See "Relationship Between the Corporation and Certain Underwriters".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Subscription Receipts and the Common Shares into which the Subscription Receipts are convertible are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions for Subscription Receipts will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a global book entry certificate representing the Subscription Receipts will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS. Holders of Subscription Receipts will not receive physical certificates representing their ownership in Subscription Receipts. A purchaser of the Subscription Receipts will receive only a customer confirmation from the registered dealer which is a CDS

participant and from or through which the Subscription Receipts are purchased. See "Details of the Offering". Closing of this offering is expected to occur on or about August 16, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than August 31, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SUMMARY

The following is a summary only of the principal features of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms not otherwise defined in this summary have the meanings ascribed thereto under the heading "Glossary".

The Offering

Issuer:	Addax Petroleum
Offering:	Treasury offering of 13,000,000 Subscription Receipts representing the right to receive Common Shares.
Amount:	CDN$27.25 per Subscription Receipt.
Offering Size:	Approximately CDN$354,250,000 million (assuming the Over-Allotment Option is not exercised).
Over-Allotment Option:	Addax Petroleum has granted to the Underwriters an Over-Allotment Option, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 15% of the Subscription Receipts purchased at the closing of this offering, on the same terms as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised the offering size will be approximately CDN$407,387,500.
Use of Proceeds:	The net proceeds of the offering will be used to fund a portion of the purchase price of the acquisition of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy. See "Proposed Acquisition of the Business of Pan-Ocean Energy" and "Use of Proceeds".
Escrow of Proceeds:	The Escrowed Funds, together with interest thereon, will be held by the Escrow Agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved instruments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, concurrently with the closing of the Acquisition, the Escrowed Funds and any interest earned thereon, less any amount required to pay the Special Payment, will be released to the Corporation and the Common Shares will be issued to holders of Subscription Receipts. If the Termination Time occurs, holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares, and the Special Payment (if any) made, upon the completion of the Acquisition. See "Plan of Distribution" and "Details of the Offering".
Special Payment:	Holders of Subscription Receipts converted into Common Shares will be entitled to an amount per Subscription Receipt equal to the amount per Common Share of any

cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever, to any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount (as defined under "Glossary") as a purchase price adjustment.

Risk Factors: An investment in the Subscription Receipts and the Common Shares issuable upon the conversion thereof involves certain risks which should be carefully considered by prospective investors. See "Risk Factors".

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

The Acquisition

Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, and certain other assets of Pan-Ocean Energy, for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management and operational services to Pan-Ocean Energy. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

The closing of the Acquisition is subject to receipt of required court and other approvals and the satisfaction of closing conditions customary to an acquisition of this type. The closing of the Acquisition is also subject to certain shareholder approvals, including approval by a resolution of a majority in number representing three-fourths in nominal value of each of Pan-Ocean Energy Class A Shares and Class B Shares, each class voting separately, and a majority of the minority approval of each class. The closing of the Acquisition is expected to

occur on or about September 7, 2006. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Overview of the Arrangement".

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licenses in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboúé) are producing and Addax Petroleum expects a fifth license (Awoun) to commence production in 2007.

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore). See "Proposed Acquisition of the Business of Pan-Ocean Energy".

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

- *Creates one of the Largest Independent Exploration and Production Companies in West Africa*

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[(1)]

		Average Estimated Oil Production		Gross Oil Reserves[(3)]		
Jurisdiction	**Area[(2)]**	**6 Months Ended December 31, 2006E**	**Year Ended December 31, 2007E**	**1P**	**2P**	**3P**
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	501,000	91	101	108.6	196.7	278.7
Joint Development Zone	130,300	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Addax Petroleum - Sub-Total	**1,273,200**	**91**	**101**	**108.6**	**196.7**	**278.7**
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,989,687**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum - Properties and New Ventures Description - Nigeria - Property Boundaries." Area presented excludes the area in the Disputed Area in OML123.

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of

0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- *Expansion and Diversification in West Africa*

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- *Enhanced Production Growth Profile*

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- *Substantial Reserves Base with Development and Exploration Upside*

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- *Complementary Technical and Operational Expertise*

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- *Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders*

Addax Petroleum expects the acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to reserves and 2007 production and CFFO per share metrics.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquired Business**" means PanAfrican and Pan-Ocean UK, which together, represent substantially all of the assets and operations of Pan-Ocean Energy;

"**Acquisition**" or "**Arrangement**" means the proposed arrangement under the provisions of Article 125 of the Companies (Jersey) law 1991 whereby the Corporation will purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million;

"**Acquisition Facility**" means the Revolving Credit Facility and the Term Credit Facility;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles and a wholly owned subsidiary of Addax Petroleum;

"**Adjustment Amount**" has the meaning given to it under the heading "Details of the Offering";

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Anadarko**" means Anadarko Petroleum Corporation together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Arrangement Agreement**" means the arrangement agreement between the Corporation and Pan-Ocean Energy dated July 20, 2006 regarding the Arrangement, whereby the Corporation has agreed to purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**Block 4**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society);

"**Class A Shares**" means the Class A Common Shares in the share capital of Pan-Ocean Energy;

"**Class B Shares**" means the Class B Subordinated Voting Shares in the share capital of Pan-Ocean Energy;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company, together with all of its subsidiaries;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**Escrow Agent**" means Computershare Trust Company of Canada;

"**Escrowed Funds**" means the gross proceeds from the sale of the Subscription Receipts;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**Genel Enerji**" means Genel Enerji AS., which is a Turkish registered company majority owned by the Cukorova Holdings Group;

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Production Facilities";

"**Lenders**" has the meaning given to it under the heading "Financing of the Acquisition";

"**LPG**" means liquid petroleum gas;

"**MACL**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"**MACL Reserve Report**" means the engineering report dated January 30, 2006 prepared by MACL evaluating the crude oil reserves attributable to PanAfrican's properties and certain resources effective as of December 31, 2005 in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**NSAI Reserve Report**" means the engineering report dated March 28, 2006 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum to the Underwriters which is exercisable, in whole or in part, at any time not later than 30 days after closing of the offering, to purchase from the Corporation additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, than the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 15% of the Subscription Receipts purchased at the closing of this offering, at the same price as the Subscription Receipts offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the Acquired Business;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Realizable Price**" means "Realizable Price" as defined under the heading "Addax Petroleum Fiscal Terms — Nigeria";

"**Reorganization**" has the meaning given to it under "The Addax And Oryx Group Ltd.";

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Revolving Credit Facility**" means a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition;

"**Royalty Oil**" in connection with PanAfrican has the meaning given to it under the heading "Proposed Acquisition of the Business of Pan-Ocean Energy — Fiscal Terms" and in connection with Addax Petroleum has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Shell**" means Royal Dutch Shell p.l.c., together with all of its subsidiaries;

"**Shell Farm-In**" means the farm-in agreement between Shell and Pan-Ocean Energy regarding the Awoun Permit;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Special Payment**" has the meaning given to it under "Details of the Offering";

"**Sterling**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the offering between the Corporation, RBC Dominion Securities Inc., on its own behalf and on behalf of the other Underwriters, and the Escrow Agent governing the terms of the Subscription Receipts.

"**Subscription Receipts**" means the subscription receipts of the Corporation offered hereby;

"**Tax Oil**" has the meaning given to it under the heading "Addax Petroleum — Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Term Credit Facility**" means a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the amount payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition;

"**Termination Time**" has the meaning given to it under "Details of the Offering";

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated August 10, 2006 among the Corporation and the Underwriters with respect to this offering; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mbbls/d	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day
1P	proved reserves
2P	proved plus probable reserves
3P	proved plus probable plus possible reserves

Currency

$	United States dollars
CDN$	Canadian dollars

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10m^3")	0.0282
thousand cubic metres ("10m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this short form prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Quarter Ended June 30,		Quarter Ended March 31,		Year Ended December 31,	
	July 2006	June 2006	May 2006	2006	2005	2006	2005	2005	2004
Rate at end of period....	$1.1298	$1.1150	$1.1028	$1.1150	$1.2256	$1.1671	$1.2096	$1.1659	$1.2036
Average rate during period..........................	$1.1284	$1.1138	$1.1095	$1.1213	$1.2438	$1.1547	$1.2267	$1.2116	$1.3015
High............................	$1.1416	$1.1245	$1.1233	$1.1719	$1.2704	$1.1726	$1.2566	$1.2704	$1.3968
Low..............................	$1.1061	$1.0990	$1.0990	$1.0990	$1.2147	$1.1322	$1.1987	$1.1507	$1.7740

On August 10, 2006 the Noon Buying Rate for $1.00 United States was $1.1263 Canadian.

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions (including negative variations thereof), as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- the anticipated completion of the Acquisition and expected benefits to the Corporation of the Acquisition;
- the timing of the closing of the Acquisition;
- the integration of the Acquired Business into the Corporation's existing business and the opportunities and synergies expected therefrom;
- the intended evaluation and exploration activities with respect to the properties of PanAfrican, the anticipated use of the net proceeds of this offering, the Corporation's expansion plans for the properties of PanAfrican and related permitting and capital costs, production estimates and costs, operating efficiencies, and costs and expenditures;
- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;

- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere or incorporated by reference in this prospectus materializes. See "Risk Factors". Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

CFFO is not a recognized measure under Canadian GAAP. Management believes that CFFO is a useful supplemental measure in evaluating the performance of the Corporation and PanAfrican and in determining whether to invest in Subscription Receipts and Common Shares. Management believes that CFFO is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines CFFO as cash from operating activities before changes in non-cash working capital.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and gas reserve information contained in this short form prospectus and the documents incorporated by reference herein, have been prepared and presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

DOCUMENTS INCORPORATED BY REFERENCE

Information about the Corporation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at P.O. Box 265, 1211, Geneva 12, (+41 22) 702-9400, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporation by emailing investor.relations@addaxpetroleum.com or from the Secretary of the Corporation at the above-mentioned address and telephone number, and is also available electronically at www.sedar.com.*

The following documents of the Corporation filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Corporation's annual information form dated March 28, 2006;

(b) the balance sheet of the Corporation as at December 31, 2005, together with the notes thereto, the auditors' report thereon and the amended management's discussion and analysis dated July 26, 2006 related thereto;

(c) the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the notes thereto, the auditors' report thereon and management's discussion and analysis relating thereto;

(d) the Corporation's unaudited consolidated financial statements as at June 30, 2006 and for the six month periods ended June 30, 2006 and 2005, together with the notes thereto and management's discussion and analysis relating thereto;

(e) the Corporation's management information circular dated May 24, 2006;

(f) the Corporation's material change report dated March 16, 2006 relating to Block 2 of the JDZ;

(g) the Corporation's material change report dated March 16, 2006 relating to Block 3 and Block 4 of the JDZ;

(h) the Corporation's material change report dated July 28, 2006 relating to the Arrangement;

(i) the business acquisition report dated July 26, 2006 relating to the acquisition by the Corporation of all of the issued and outstanding shares of APNV; and

(j) the Corporation's audit committee charter.

Any document of the type required by National Instrument 44-101 - *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports) and any business acquisition reports and any other disclosure documents filed by the Corporation with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference in and form an integral part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

INFORMATION CONCERNING THE ACQUIRED BUSINESS

As the Corporation does not currently own or operate the Acquired Business, the information in this prospectus relating to the Acquired Business has been summarized from publicly available information and information obtained from third parties. The Corporation and the Underwriters have performed certain procedures to satisfy themselves that this short form prospectus constitutes full, true and plain disclosure with respect to the Acquired Business and they are not aware of any reason to believe that the information with respect to the Acquired Business is incorrect.

The issued and outstanding Class A Shares and Class B Shares of Pan-Ocean Energy are listed on the TSX under the respective symbols "POC.A" and "POC.B". Further information on Pan-Ocean Energy and a copy of the permanent information record of Pan-Ocean Energy may be obtained electronically at www.sedar.com. Addax Petroleum and the Underwriters make no assurances as to the completeness or accuracy of any such information and such information is not and will not be deemed to be incorporated into this prospectus.

PROPOSED ACQUISITION OF THE BUSINESS OF PAN-OCEAN ENERGY

Acquisition Overview

On July 20, 2006, Addax Petroleum entered into the Arrangement Agreement with Pan-Ocean Energy for the acquisition of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for cash consideration of CDN$1.605 billion plus the assumption of net debt estimated to be CDN$30 million. PanAfrican is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa. Pan-Ocean UK provides management services to PanAfrican. These two companies together represent substantially all of the operations of Pan-Ocean Energy.

PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in eight licences in Gabon. Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Gabonese Properties of PanAfrican


GABON
Remboue
Port Gentil
Maghena
Awoun
Panthere NZE
(Obangue)
Iris Marine
Ibekelia TEA
Themis Marine
Etame Marine
Pointe Noire

PanAfrican currently produces approximately 10,000 bbls/d of medium to light gravity crude oil (29° to 36° API) in Gabon, West Africa. Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican had proved plus probable reserves of 67.5 mmbbls and proved plus probable plus possible reserves of 121.3 mmbbls. PanAfrican also has several exploration opportunities on its 716,487 net acres of land (55 per cent of the total acreage is offshore).

Benefits of the Acquisition

Addax Petroleum believes that the principal benefits of the acquisition of PanAfrican are as follows:

• *Creates one of the Largest Independent Exploration and Production Companies in West Africa*

Combining the operations of Addax Petroleum and PanAfrican will create one of the largest independent exploration and production companies in West Africa. With the addition of PanAfrican's operations in Gabon, on a consolidated basis Addax Petroleum will have well in excess of 100,000 bbls/d of production by 2006 year end, and as of December 31, 2005 would have had proved plus probable reserves of 264 mmbbls and proved plus probable plus possible reserves of 400 mmbbls. Addax Petroleum's proved plus probable reserve life index will increase and Addax Petroleum will have almost two million net acres of land in four jurisdictions in West Africa. The Corporation intends to develop these reserves as part of a capital expenditure program in excess of $1 billion in 2007.

Upon completion of the Acquisition, Addax Petroleum's principal properties in West Africa will be as follows.

West Africa Portfolio of Pro Forma Addax Petroleum[(1)]

Jurisdiction	Area[(2)]	Average Estimated Oil Production: 6 Months Ended December 31, 2006E	Average Estimated Oil Production: Year Ended December 31, 2007E	Gross Oil Reserves[(3)]: 1P	Gross Oil Reserves[(3)]: 2P	Gross Oil Reserves[(3)]: 3P
	(Net Acres)	*(mbbls/d)*	*(mbbls/d)*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Nigeria	501,000	91	101	108.6	196.7	278.7
Joint Development Zone	130,300	-	-	-	-	-
Cameroon	70,300	-	-	-	-	-
Gabon – Addax Petroleum	571,600	-	-	-	-	-
Addax Petroleum - Sub-Total	**1,273,200**	**91**	**101**	**108.6**	**196.7**	**278.7**
Gabon – PanAfrican	716,487	13	32	35.9	67.5	121.3
Total	**1,989,687**	**104**	**133**	**144.5**	**264.2**	**400.0**

Notes:

(1) This table excludes Addax Petroleum's interest in Kurdistan.

(2) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. Area presented excludes the area in the Disputed Area in OML123. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries."

(3) Reserves estimates for Addax Petroleum as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls. Reserves for PanAfrican are as at December 31, 2005, as reported in the MACL Reserve Report under "Forecast Prices and Costs Case" and are after giving effect to the Government of Gabon's back-in rights.

- ***Expansion and Diversification in West Africa***

Addax Petroleum believes that an investment in Gabon is a natural geographic extension of its strategically focused West African operations. The establishment of a new and immediate production hub in Gabon complements Addax Petroleum's existing production base in Nigeria. Gabon represents an attractive investment opportunity for Addax Petroleum, as the Corporation believes the country has an established history of oil exploration and production, a favourable fiscal regime and a stable political climate. See "Proposed Acquisition of the Business of Pan-Ocean Energy — Gabon, West Africa".

- ***Enhanced Production Growth Profile***

The near and longer term production growth from PanAfrican's assets enhances Addax Petroleum's existing growth profile and on closing of the Acquisition will add over 10,000 bbls/d to the Corporation. Upon the completion of a transportation pipeline in Gabon anticipated in the second half of 2006, production constraints will be removed and PanAfrican's production is expected to increase to approximately 18,000 bbls/d by year-end. With the current drilling programs, Addax Petroleum expects PanAfrican's 2007 production to be in excess of 30,000 bbls/d and expects significant further production growth in 2008 through the development of existing discoveries.

- ***Substantial Reserves Base with Development and Exploration Upside***

Addax Petroleum believes that PanAfrican has significant development and exploration potential within the properties that could lead to meaningful future reserve additions. Addax Petroleum has identified the potential to grow its proved plus probable reserve base in the near term through the development of PanAfrican's 53.9 mmbbls of possible reserves. Additionally, Addax Petroleum has identified exploration potential on PanAfrican's properties that currently have relatively sparse seismic coverage but a strong historical success rate.

- ***Complementary Technical and Operational Expertise***

Addax Petroleum expects to retain key Pan-Ocean Energy personnel whose substantial technical and operational expertise in Gabon will be supplemented with Addax Petroleum's demonstrated West Africa capabilities. Additionally, given the similarities between Addax Petroleum's and PanAfrican's producing assets (both produce medium to light crude oil from onshore and offshore fields with similar geological subsurface characteristics), Addax Petroleum expects to be able to quickly assess and develop further potential opportunities in Gabon.

- ***Attractive Financial and Operational Accretion for Addax Petroleum's Shareholders***

Addax Petroleum expects the Acquisition to increase 2007 production by approximately 32 per cent, proved plus probable reserves by approximately 34 per cent and proved plus probable plus possible reserves by approximately 44 per cent. Addax Petroleum also estimates that the Acquisition will be accretive to production, reserves and 2007 CFFO per share metrics.

Gabon, West Africa

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and significant oil and mineral reserves. The following table highlights some important statistics regarding Gabon, its people and its economy.

Total Area	267,667 km^2
Population	1.4 million
Major Cities	Libreville (capital) and Port-Gentil
Language	French (official), Fang, Myene, Nzebi, Bapounou/Eschira, Bandjabi
Literacy	63 per cent of population over 15 years of age can read and write
Government	Republic with a multiparty presidential regime
Legal System	Based on French civil law system and customary law
GDP	$9.5 billion
GDP per capita	$6,800
Oil Production	269 mbbls/d
Reserves	2.499 billion bbls (proven)
Inflation	-0.1 per cent

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2006, the Energy Information Administration, U.S. Department of Energy and Bloomberg.

Government

Gabon is a republic that gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s. President Omar Bongo has been in power since 1967 and is

currently Africa's longest serving head of state. The President is elected by popular vote for a seven-year term and there are no limits on the number of terms. The Parliament is comprised of the Senate, with 91 elected seats, and the National Assembly, with 120 elected seats.

Presidential elections were held in November 2005 and the next election is schedule for 2012. The next elections for the National Assembly are scheduled for December 2006, and elections for the Senate are scheduled for January 2009.

International Relations

Since 1973 the number of countries establishing diplomatic relations with Gabon has doubled. The country also maintains close political and economic ties to France which accounted for approximately 45% of Gabon's 2004 imports. Gabon is a member of the United Nations, the World Bank, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Central Africa Economic and Monetary Community to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies. The movement culminated in the creation of the Gulf of Guinea Commission, established to encourage settlement of conflicts threatening natural resource development.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production initially peaked in 1975 at approximately 220 mbbls/d. After several years of decline, production again increased, reaching a new high of approximately 370 mbbls/d in 1997. Current oil production is approximately 269 mbbls/d, the majority of which is produced by Shell and TOTAL. More than 90% of Gabon's current daily oil production is exported with approximately half of total production exported to the United States. Gabon is not a member of the Organization of Petroleum Exporting Countries.

Based on publicly available information, oil exports account for approximately 40% of Gabon's GDP and approximately 60% of the government's budget. Heavy reliance on the petroleum industry has led the government to increase efforts for foreign investment by granting of exploration licenses for frontier drilling. Exports from the petroleum industry are largely responsible for Gabon having a per capita GDP that is more than four times the average of sub-Saharan Africa.

The Acquired Business

Overview

Pan-Ocean Energy is an energy company focused on the exploration, development, production and marketing of conventional medium to light gravity crude oil production in Gabon, West Africa and operates through its wholly owned subsidiaries PanAfrican and Pan-Ocean UK. PanAfrican has developed a balanced portfolio of producing properties, development opportunities and exploration potential in its eight licenses in Gabon, of which seven are pursuant to Production Sharing Contracts and one is pursuant to a technical evaluation agreement, as summarized in the table below.

License	Field / Discoveries	Area[1]	Operator	Working Interest[1]	Gross Oil Reserves as at December 31, 2005[1] Proved Plus Probable	Proved Plus Probable Plus Possible
		(net acres)		(per cent)	(mmbbls)	(mmbbls)
Maghena	Tsiengui	151,324	PanAfrican	92.50	26.9	45.7
Panthere NZE	Obangue	27,671	PanAfrican	92.50	8.0	20.2
Etame Marin[2]	Etame, Avouma, Ebouri	240,006	VAALCO	31.36	17.7	27.1
Awoun	Koula, Damier	110,770	Shell	40.00	13.8	26.0
Remboué	Remboué	30,411	PanAfrican	92.00	1.1	2.3
Iris Marin[2]	-	35,887	Sterling	23.78	-	-
Themis Marin[2]	-	53,424	Sterling	23.78	-	-
Ibekelia[3]	-	66,994	Sterling	40.00	-	-
Total		716,487			67.5	121.3

Notes:

(1) Reserves as reported in the MACL Reserve Report as at December 31, 2005 under "Forecast Prices and Costs Case" and after giving effect to the back-in rights held by the Government of Gabon and third parties.

(2) Offshore licences.

(3) Technical evaluation agreement, offshore Gabon.

Principal Properties

Four of PanAfrican's licences are onshore and four are offshore, of which seven are pursuant to Production Sharing Contracts and one, Ibekelia, is pursuant to a technical evaluation agreement. Four of the licences (Maghena, Panthere NZE, Etame and Remboué) are producing and Addax Petroleum expects a fifth licence (Awoun) to commence production in 2007.

Tsiengui (Maghena PSC), onshore Gabon

Tsiengui is PanAfrican's principal development property and is located southeast of the coastal city of Port Gentil. PanAfrican holds a 92.5 per cent working interest in the Tsiengui Permit onshore Gabon, immediately offsetting PanAfrican's Obangue producing field, with the Government of Gabon owning the remaining 7.5 per cent carried working interest. PanAfrican began exploration on the permit in 2002 and by September 2004, PanAfrican confirmed a significant new light oil discovery on the Tsiengui prospect with its second exploration commitment well, TST-2. The TST-2 exploration well was successfully drilled to a total depth of 1,816 m and logged. PanAfrican's petrophysical analysis of well logs indicated net oil pay of approximately 14 m in the Gamba sandstone. A gas column approximately 38.6 m thick was also encountered in the same formation. The total Gamba sandstone reservoir thickness encountered was approximately 46 m. Given the success of TST-2, PanAfrican drilled and completed a horizontal leg from the well, which tested up to 2,450 bbls/d.

In the second quarter of 2005, PanAfrican drilled two additional development wells, TST-3 and TST-4, and an early production facility was mobilised and installed on the Tsiengui site. An eight-inch diameter 6.2 km export pipeline connecting Tsiengui with the Obangue facility, was completed in May 2005. With three additional development wells completed in first quarter of 2006, the company ended the quarter with a total of six wells capable of producing approximately 6,600 bbls/d of production (net PanAfrican) from the Tsiengui field. Combined Tsiengui and Obangue volumes are currently exported through the existing six-inch export pipeline to the Avocette terminal, which constrains PanAfrican's current production levels. PanAfrican is currently constructing an export pipeline to address the capacity concerns.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Tsiengui field were 11.5 mmbbls proved and 26.9 mmbbls proved plus probable, accounting for 32 per cent and 40 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Obangue (Panthere Nze Permit), onshore Gabon

Obangue is PanAfrican's principal onshore Gabon producing property. PanAfrican has a 92.5 per cent interest in an exploitation Production Sharing Contract, with the Government of Gabon holding the remaining 7.5 per cent on a

carried working interest basis. The Obangue field has been on-stream since 1998 and is located approximately 100 km southeast of the coastal city of Port Gentil.

Obangue has an integrated gathering, processing, storage and transportation infrastructure along with a self-contained camp for operations personnel. The property can be accessed by private aircraft and by boat. The PanAfrican processing facility has a capacity of approximately 5,000 bbls/d and the storage facility has capacity of 32,000 bbls, allowing approximately two weeks' inventory of production. PanAfrican currently transports oil through a 5,000 bbls/d export pipeline that connects the Obangue production facility to the TOTAL Gabon operated Avocette terminal 12 km to the south.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Obangue field were 4.5 mmbbls proved and 8.0 mmbbls proved plus probable, which represented 12.5 per cent and 12.0 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Awoun Permit, onshore Gabon

In February 2004, under the Shell Farm-in, PanAfrican acquired 50 per cent of Shell's 100 per cent interest (subject to a 20 per cent government back-in) in a Production Sharing Contract covering Awoun in exchange for drilling commitments PanAfrican has since satisfied.

The Koula discovery was made in September 2004. Three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbls/d. The appraisal of the Damier discovery made in November 2004 was completed during the second quarter of 2005 and its results along with the nearby Koula discovery were incorporated into a revised subsurface model. In September and October 2005, the Awoun co-venture partners drilled two exploration wells testing the Chevalier and Merle prospects, both of which were found to be dry.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Awoun Permit were 8.3 mmbbls proved and 13.8 mmbbls proved plus probable, accounting for 23 per cent and 20 per cent of PanAfrican's proved and proved plus probable oil reserves respectively.

Etame Marin Permit, offshore Gabon

PanAfrican holds a 31.36 per cent working interest in the Etame Marin Permit, which covers approximately 3,000 km^2 in the Gabon Basin, offshore southern Gabon. Water depths range from zero m to more than 500 m from the north to south in the permit area. The Etame structure is located in water depths of approximately 75 m. The operator of the Etame Permit is VAALCO (28.1 per cent), a Houston-based independent oil and gas company. Sasol Limited (27.8 per cent), a South African integrated oil & gas and chemicals company, and three other companies also hold working interests in the concession.

The Etame Marin Permit was awarded to VAALCO in July 1995. Pan-Ocean acquired its interest in the Etame Marin Permit in 2001. The Etame field is developed based on subsea completed development wells tied back to an FPSO. A contract was entered into for the supply of the 1.1 mmbbls storage capacity FPSO Petróleo Nautipa with the owners of the vessel, a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. (the parent company of Nortrans Offshore, Singapore).

In December 2003, PanAfrican announced the first exploration well, Ebouri No. 1 and its associated sidetrack had made a new field discovery, 11 miles northwest of PanAfrican's producing Etame field. Wireline logs indicated 14 m of net oil pay in the Gamba reservoir. The exploratory well, Avouma-1, was drilled as the second Etame Marin Production Sharing Contract commitment well in July 2004. The well encountered net oil pay of approximately 11 m in the Gamba sandstone, and was subsequently flow tested at a rate of 6,600 bbls/d.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Etame Marin Permit were 10.9 mmbbls proved and 17.7 mmbbls proved plus probable, which represented approximately 30 per cent and 26 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Remboué, onshore Gabon

In February 2001, PanAfrican acquired the Remboué Permit from the Government of Gabon. PanAfrican's interest in the permit is 92 per cent, with the Government of Gabon holding the remaining 8 per cent on a carried basis. Production from the Remboué field was successfully recommenced in October 2001. There is a single train of processing facilities in the field and 25,000 bbls of tank storage. The Remboué export system is entirely marine. During 2005, export loads were shipped by barge from the field to an offshore storage vessel, and subsequently shipped to refineries in the United States.

Based on the MACL Reserve Report, as of December 31, 2005, PanAfrican's estimated reserves of crude oil in the Remboué field were 0.8 mmbbls proved and 1.1 mmbbls of proved plus probable, which represented approximately 2.2 per cent and 1.6 per cent of PanAfrican's proved and proved plus probable reserves of crude oil at that time.

Iris Marin / Themis Marin, offshore Gabon

In April 2005, PanAfrican acquired a 25.71 per cent participating interest in two offshore Gabon exploration permits operated by Sterling Energy plc, namely Iris Marin Exploration Production Sharing Contract and Themis Marin Exploration Production Sharing Contract. The Government of Gabon has an option to back-in for 7.5 per cent in both permits. The Themis Marin and Iris Main Exploration Production Sharing Contracts cover two shallow water exploration permits offshore Gabon of 902 km^2 and 607 km^2 respectively. The first exploration well in the Iris Marin Permit, Iris Iboga Marin-1, was drilled during August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones which, however, were water bearing. The well was plugged and abandoned as a dry hole. The Themis Marin Permit has a commitment well required to be drilled by the fourth quarter of 2007 and is planned for early 2007.

Fiscal Terms

Seven of PanAfrican's eight licences are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement. Under each of its Production Sharing Contracts, PanAfrican bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, each Production Sharing Contract establishes specific terms for PanAfrican to recover costs in accordance with a formula based on monthly production volumes ("**Cost Oil**") and to receive a share of production in excess of the Cost Oil ("**Profit Oil**"). Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level defined as a percentage of total production. The maximum limit is set according to the terms in each Production Sharing Contract. The Government of Gabon is entitled to collect a royalty as a fixed percentage of production ("**Royalty Oil**") set according to the terms in each Production Sharing Contract. The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts.

Each of PanAfrican's Production Sharing Contracts imposes minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of PanAfrican's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

The principal terms of PanAfrican's Production Sharing Contracts are as follows.

PanAfrican's Properties						
Permit	**Obangue (Panthere NZE)**	**Rembôué**	**Maghena (Tsiengui)**	**Awoun[1]**	**Etame[2]**	**Iris/Themis[3]**
Status	Production	Production	Production (Tsiengui)	Exploration	Production (Etame, Avouma)	Exploration
PanAfrican's interest	92.5%	92%	92.5%	50%[7]	31.36%	25.7%[7]
Operator	PanAfrican	PanAfrican	PanAfrican	Shell	VAALCO (28%)	Sterling (18%)
Government carry[4]	7.5%	8.0%	7.5%	Sinopec 20%	Tullow 7.5%	7.5%
Principal Partners	-	-	-	Shell	VAALCO, Sasol, Tullow, Sojitz	Sterling, Premier, PetroSA, Ascent
Cost recovery	80%	80%	75%	65%	70%	80%
Contractor profit share	50% to 20%	50% to 35%	47.5% to 20%	50% to 30%	50% to 40%	50% to 20%
Royalty Oil	3% to 5%	3% to 5%	4.5% to 11%	5% to 10%	3% to 17.5%	6% to 12%
Term[5]	10+5+5 years	10+5+5 years	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years
Grant Date	December 6, 1996	February 17, 2001	September 26, 1997	December 27, 1999	July 7, 1995	November 2, 1999

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the $250,000 during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec and Tullow for the Awoun and Etame Marin PSCs respectively. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit recently was extended for an additional term of five years.

(7) Before government back-in

All of PanAfrican's Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon within the prescribed time the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Petroleum Reserves and Operational Matters

In accordance with NI 51-101, MACL, independent petroleum engineering consultants, prepared the MACL Reserve Report dated January 30, 2006. The MACL Reserve Report evaluated, as at December 31, 2005, PanAfrican's crude oil reserves. The tables below are a summary of the crude oil reserves of PanAfrican and the net present value of future net revenue attributable to such reserves as evaluated in the MACL Reserve Report based on constant and forecast price and cost assumptions. The tables summarize the data contained in the MACL Reserve Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. **The net present value of future net revenue attributable to PanAfrican's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by MACL. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to PanAfrican's reserves estimated by MACL represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of PanAfrican's oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The MACL Reserve Report is based on certain factual data supplied by PanAfrican and MACL's opinion of reasonable practice in the industry. In preparing its report, MACL relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PanAfrican. The supplied information was only relied upon where in MACL's opinion it appeared reasonable and consistent with its knowledge of the properties however no independent verification of the information was made. MACL also relied upon representations made by PanAfrican as to the completeness and accuracy of the data provided. MACL conducted a field inspection in the course of preparing its report.

Reserves Data — Constant Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil	**Natural Gas Liquids**	**Natural Gas**	**Light and Medium Crude Oil**	**Natural Gas Liquids**	**Natural Gas**
	mbbls	*mbbls*	*mmcf*	*mbbls*	*mbbls*	*mmcf*
Proved						
Developed Producing	14,100	-	-	9,718	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-	-	14,284	-	-
Total Proved	35,898	-	-	24,003	-	-
Probable	31,569	-	-	18,072	-	-
Total Proved plus Probable	67,468	-	-	42,074	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses[8] and Discounted at		After Future Income Tax Expenses[8] and Discounted at	
	0 per cent	**10 per cent**	**0 per cent**	**10 per cent**
(000s)				
Proved				
Developed Producing	290,651	231,878	290,651	231,878
Developed Non-Producing	-	-	-	-
Undeveloped	424,657	290,164	424,657	290,164
Total Proved	715,308	522,042	715,308	522,042
Probable	607,632	360,799	607,632	360,799
Total Proved plus Probable	1,322,940	882,841	1,322,940	882,841

Reserves Data — Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves		
	Light and Medium Crude Oil *mbbls*	Natural Gas Liquids *mbbls*	Natural Gas *mmcf*	Light and Medium Crude Oil *mbbls*	Natural Gas Liquids *mbbls*	Natural Gas *mmcf*
Proved						
Developed Producing	14,100	-	-	10,268	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	21,798	-		15,110	-	-
Total Proved	35,898	-	-	25,378	-	-
Probable	31,569	-	-	19,207	-	-
Total Proved plus Probable	67,468	-	-	44,585	-	-
Possible	53,864	-	-			
Total Proved plus Probable plus Possible	121,331	-	-			

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses[8] and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

	After Future Income Tax Expenses[8] and Discounted at				
	0 per cent	5 per cent	10 per cent	15 per cent	20 per cent
($000s)					
Proved					
Developed Producing	221,270	201,049	184,428	170,572	158,872
Developed Non-Producing	-	-	-	-	-
Undeveloped	313,438	259,771	218,029	184,963	158,343
Total Proved	534,709	460,821	402,457	355,535	317,215
Probable	446,622	344,085	272,014	219,755	180,811
Total Proved plus Probable	981,330	804,906	674,471	575,291	498,027

Notes:

(1) The crude oil and natural gas reserves estimates presented in the MACL Reserve Report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum society) as presented in the COGE Handbook. A summary of those definitions is presented below.

(2) Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

(3) Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

(4) Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category maybe subdivided into producing and non-producing.

(b) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling swell) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c) at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

(d) Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.

(6) "Gross Reserves" are the total of PanAfrican's working and/or royalty interest share before deduction of royalties owned by others, and represent PanAfrican's percentage working interest in the property gross reserves.

(7) "Net Reserves" are the total of PanAfrican's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others, and represent PanAfrican's share of total Cost Oil and Profit Oil.

(8) Under the terms of its various Production Sharing Contracts, PanAfrican is liable for taxes in Gabon. These taxes are satisfied entirely out of a portion of the Government of Gabon's share of Profit Oil. As Profit Oil, and the embedded taxation, is integral to the Production Sharing Contract, there is no notion of "Before Tax" that would be directly comparable to a tax and royalty regime, such as Canada. PanAfrican does, however report taxation as pre-tax income taxed at the Gabonese statutory rate of 35 per cent.

(9) State Royalty is based on a percentage of daily production volume as set out below.

			Onshore Gabon (per cent)				Offshore Gabon (per cent)
Based on daily production (bbls/d)			**Obangue**	**Remboué**	**Maghena**	**Awoun**	**Etame**
0	to	3,000	3	3	4.5	5	5
3,000	to	5,000	3	4	4.5	5	5
5,000	to	7,500	5	5	7	5	6
7,500	to	10,000	5	5	7	5	9
10,000	to	15,000	5	5	11	8	12
15,000	to	20,000	5	5	11	8	15
20,000	to	25,000	5	5	11	10	15
Over 25,000 bbls/d			5	5	11	10	17.5

Pricing Assumptions — Constant Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating PanAfrican's reserves data using constant prices and costs.

Date	WTI Crude Oil Price *$/bbl*	Brent Crude Oil Price *$/bbl*	Etame Crude Oil Price *$/bbl*	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*	Remboué Crude Oil Price *$/bbl*	Inflation *per cent*
31/12/2005	61.04	58.87	57.50	57.50	52.57	0.0

Pricing Assumptions — Forecast Prices and Costs

MACL employed the following pricing, exchange rate and inflation rate assumptions as of January 1, 2006 in estimating PanAfrican's reserves data using forecast prices and costs.

Year	WTI Crude Oil Price *$/bbl*(1)	Brent Crude Oil Price *$/bbl*(1)	Etame Crude Oil Price *$/bbl*(2)	Obangue Tsiengui & Awoun Crude Oil Price *$/bbl*(3)	Remboué Crude Oil Price *$/bbl*(4)	Inflation *per cent*
2006	57.50	55.00	53.63	53.63	48.70	2.5
2007	55.40	53.40	52.00	52.00	46.94	2.5
2008	52.50	50.40	48.96	48.96	43.78	2.5
2009	49.50	47.30	45.82	45.82	40.52	2.5
2010	46.90	44.70	43.19	43.19	37.75	2.5
2011	48.10	45.80	44.25	44.25	38.67	2.5
2012	49.30	47.00	45.41	45.41	39.69	2.5
2013	50.50	48.10	46.47	46.47	40.61	2.5
2014	51.80	49.40	47.73	47.73	41.72	2.5
2015	53.10	50.60	48.89	48.89	42.73	2.5
2016	54.40	51.80	50.05	50.05	43.74	2.5
2017	55.80	53.20	51.40	51.40	44.93	2.5
2018	57.20	54.50	52.66	52.66	46.03	2.5
2019	58.60	55.80	53.91	53.91	47.12	2.5
2020	60.10	57.30	55.36	55.36	48.40	2.5
2021	61.30	58.45	56.46	56.46	49.32	2.5
2022	62.53	59.61	57.58	57.58	50.26	2.5
2023	63.78	60.81	58.72	58.72	51.22	2.5
2024	65.05	62.02	59.89	59.89	52.20	2.5
2025	66.36	63.26	61.07	61.07	53.19	2.5
Thereafter	+2 per cent/yr	63.26	61.07	61.07	53.19	0.0

Notes:

(1) WTI and Brent forecast based on the MACL January 1, 2006 price forecast.

(2) The Etame field price is based on Brent minus $1.37 /bbl Etame/Brent differential.

(3) The Obangue, Tsiengui and Awoun field prices are based on Brent less $1.37/bbl quality and transportation differential.

(4) The Remboué field price is based on Brent minus $6.30/bbl Remboué/Brent differential.

The weighted average realized sales prices for PanAfrican for the year ended December 31, 2005 was $52.48/bbl for crude oil.

Production History

The following table discloses, on a quarterly basis for the years ended December 31, 2005 and 2004, PanAfrican's share of average daily crude oil production volume, prior to royalties, and the prices received, royalties paid, production costs incurred and netbacks on a per barrel basis.

Average Daily Production Volume

	Three Months Ended				
	31 March 2005	30 June 2005	30 Sept 2005	31 December, 2005	2005 Total
Light and Medium Crude Oil *(bbls/d)*	9,081	9,034	10,018	9,341	9,369
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**9,081**	**9,034**	**10,018**	**9,341**	**9,369**

	Three Months Ended				
	31 March 2004	30 June 2004	30 Sept 2004	31 December 2004	2004 Total
Light and Medium Crude Oil *(bbls/d)*	8,209	7,472	8,777	9,437	8,474
NGL *(bbls/d)*	-	-	-	-	-
Natural gas *(mcfd)*	-	-	-	-	-
Total Company *(bbls/d)*	**8,209**	**7,472**	**8,777**	**9,437**	**8,474**

Production Volume by Field

The following table discloses for each important field, and in total, PanAfrican's production volumes for the financial year ended December 31, 2005 for each product type.

	Light and Medium Crude Oil *(bbls/d)*	Natural Gas *(mcfd)*	*per cent*
Etame	5,936	-	63.3
Obangue	1,536	-	16.3
Tsiengui	954	-	10.2
Remboué	943	-	10.1
Total Production	**9,369**	-	**100.0**

Future Development Costs

The table below sets out as at December 31, 2005 the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
($000s)			
2006	98,750	98,750	118,741
2007	70,109	71,862	123,505
2008	7,879	8,277	29,592
2009	1,639	1,765	8,172
2010	1,176	1,298	3,271
Remaining Years	21,824	26,878	43,649
Total Undiscounted	201,375	208,829	326,930
Total Discounted at 10 per cent per year	164,597	168,500	254,253

Crude Oil Differentials

PanAfrican has historically produced Brent quality, light sweet crude oil. Gabon crude oil prices are based upon a number of postings including Mandji Blend, Rabi Blend, Rabi Light, Lucinda Blend, Oguendjo Blend and Tchatamba Blend, all of which trade relative to Brent adjusted for transportation and quality differentials. The discounts are determined by the overall differentials between Brent and the relevant Gabon marker crudes, the mix of production from PanAfrican's properties, as well as the actual timing of export, liftings and payment for crude oil produced during the year. Subsequent to year-end, PanAfrican, along with its Etame Marin partners, entered into a new off take agreement with Trafigura Beheer B.V. Amsterdam. The Trafigura contract price is based on a discount to Rabi Light, which in turn trades relative to Brent.

PanAfrican crude oil differential to Brent Crude[(1)]

	3 months ended March 31, 2006	Year ended December 31, 2005
Sales and Marketing Volumes (mmbbls)	0.98	3.38
Average Realized PanAfrican Prices ($/bbl)	60.94	52.48
Dated Brent Price ($/bbl)	61.78	54.38
Premium/(Discount) to Brent Crude ($/bbl)[(1)]	(0.84)	(1.90)

Note:

(1) Based on the net realized average oil price for PanAfrican for the periods indicated.

Overview of the Arrangement

Description of Arrangement Agreement

On July 20, 2006, the Corporation and Pan-Ocean Energy entered into the Arrangement Agreement which provides for the acquisition by the Corporation of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy, to be effected as a scheme of arrangement pursuant to the Companies (Jersey) Law 1991. A copy of the version of the Arrangement Agreement filed with the Canadian securities regulatory authorities is available at www.sedar.com.

Pursuant to the Arrangement Agreement, the Corporation will acquire from Pan-Ocean Energy all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, as well as certain head office assets of Pan-Ocean Energy used in the operation of the business and the assignment of certain employment contracts, in exchange for aggregate consideration of CDN$1.605 billion and the assumption of net debt estimated to be CDN$30 million. The Arrangement requires the approval of Pan-Ocean Energy shareholders. The meetings of Pan-Ocean Energy's shareholders to approve the Arrangement are scheduled to be held on or about August 30, 2006, with closing of the Arrangement expected to occur on or about September 7, 2006. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement. There is no assurance that the Acquisition will be consummated. See "Risk Factors — Risks Relating to the Acquisition".

Meetings will be held in respect of each of (i) the holders of Class A Shares, and (ii) the holders of Class B Shares, all pursuant to an interim order of the Royal Court of Jersey (collectively, the "**Court Meetings**" and individually, a "**Court Meeting**"). In addition, immediately following such meetings, an extraordinary general meeting (the "**Extraordinary General Meeting**") of Pan-Ocean Energy will be convened at which the holders of Class A Shares and Class B Shares will vote on certain resolutions. Finally, immediately following the Extraordinary General Meeting a (i) meeting of the holders of Class A Shares (the "**Class A Shareholder Meeting**"), and (ii) meeting of the holders of Class B Shares (the "**Class B Shareholder Meeting**"), will be held to vote on certain additional resolutions.

At the Court Meetings each class will vote separately to approve the proposed Arrangement and Arrangement Agreement. At the Extraordinary General Meeting, holders of Class A Shares and Class B Shares will vote to, among other things, approve special resolutions to create and issue a new class of common shares of Pan-Ocean Energy, convert Pan-Ocean Energy to a no par value company, authorize the repurchase of the Class A Shares and Class B Shares pursuant to the Arrangement and authorize Pan-Ocean Energy's board of directors to make arrangements for the termination or settlement of existing options. At the Class A Shareholder Meeting, holders of Class A Shares will vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company. At the Class B Shareholder Meeting, holders of Class B Shares will also vote to approve a special resolution authorizing the conversion of Pan-Ocean Energy into a no par value company.

For the Arrangement to proceed, at each Court Meeting it must be approved by a resolution of a majority in number representing three-fourths in nominal value of each class of shareholders of Pan-Ocean Energy, voting separately as a class, present and voting either in person or by proxy at the relevant Court Meeting, as well as by a

majority of the minority shareholder approval of each class. At the Extraordinary General Meeting, resolutions must be approved by not less than two-thirds of the votes cast in favour of the resolutions. At each of the Class A Shareholder Meeting and Class B Shareholder Meeting, shareholders of the relevant class must approve the applicable resolutions by not less than two-thirds of the votes cast in favour of the resolutions.

The obligations of Pan-Ocean Energy and Addax Petroleum to complete the Arrangement are subject to the fulfillment of certain conditions precedent including, among others, (i) the final order of the Royal Court of Jersey having been obtained on reasonably satisfactory terms and not being set aside or modified, (ii) there not being any law and there not having been any action taken under any law or by any governmental entity or regulatory authority that makes it illegal or otherwise prohibits the consummation of the Arrangement, and (iii) the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of Addax Petroleum to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Pan-Ocean Energy having complied with its covenants under the Arrangement Agreement in all material respects, (ii) no material adverse effect having occurred in respect of Pan-Ocean Energy, (iii) holders of less than 5% of the issued and outstanding Class B Shares having exercised dissent rights, (iv) Pan-Ocean Energy having received consents from its commercial bankers to complete the Arrangement, (v) Pan-Ocean Energy providing to Addax Petroleum satisfactory evidence of the extension of the Maghena permit, and (vi) there being no laws proposed or applied, or claims made or threatened in writing by any governmental authority, not in either case of general application and in any case which would if effective or successful result in the termination or withdrawal of, or fundamental change to (including to the nature or extent of the fiscal treatment thereof) certain Production Sharing Contracts of Pan-Ocean Energy and/or their respective underlying exploration licences.

The obligations of Pan-Ocean Energy to complete the Arrangement are also subject to the fulfillment of certain conditions precedent including, among others, (i) Addax Petroleum having complied with its covenants under the Arrangement Agreement, and (ii) Addax Petroleum having deposited with Pan-Ocean Energy's transfer agent the purchase price for the Acquisition as close as reasonably possible to the anticipated effective time of the Arrangement.

If Pan-Ocean Energy shareholder approvals are obtained, an order of the Royal Court of Jersey will be sought following such meetings confirming the Arrangement when the conditions precedent to the Arrangement have been satisfied or waived. If shareholder approvals are not obtained, or if the order of the Royal Court of Jersey is not obtained or if the conditions precedent to the Arrangement have not been satisfied or waived, then, either the Corporation or Pan-Ocean Energy may be able to terminate the Arrangement Agreement and not proceed with the completion of the Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated any time prior to the filing of the final order of the Royal Court of Jersey with the registrar in Jersey or by mutual written agreement of Pan-Ocean Energy and Addax Petroleum.

Addax Petroleum may terminate the Arrangement Agreement at any time prior to date the final order of the Royal Court of Jersey is filed with the registrar in Jersey if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the Pan-Ocean Energy shareholders in accordance with the terms of the interim order of the Royal Court of Jersey on or before the October 31, 2006, or such later date as may be agreed to in writing by Pan-Ocean Energy and Addax Petroleum (the "**Outside Date**"); (c) the final order of the Royal Court of Jersey has not been granted in form and substance satisfactory to Addax Petroleum, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Addax Petroleum, acting reasonably, on appeal or otherwise; (d) the Arrangement has not become effective on or before the Outside Date; (e) the Non-Completion Fee (as defined below) is payable by Pan-Ocean Energy; (f) the Board of Directors of Pan-Ocean Energy changes, withdraws, modifies or supersedes its recommendation to Pan-Ocean Energy shareholders to vote in favour of the Arrangement and related resolutions; (g) a material adverse effect has occurred with respect to Pan-Ocean Energy; (h) a condition precedent in favour or for the benefit of Addax Petroleum is not satisfied in accordance with the Arrangement Agreement by the time specified for satisfaction thereof or the Outside Date (as the case may be); (i) Pan-Ocean Energy is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that would have a material adverse effect on Pan-Ocean Energy or on the ability of Pan-Ocean Energy and Addax Petroleum to consummate the transactions contemplated by the Arrangement Agreement and Pan-Ocean Energy fails to cure such breach within seven days after receipt of written notice thereof from Addax Petroleum (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (j) upon any other circumstances that gives rise to a right of termination of the Arrangement Agreement by Addax.

Pan-Ocean Energy may terminate the Arrangement Agreement upon written notice to Addax Petroleum if: (a) the interim order of the Royal Court of Jersey has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (b) the Arrangement is not approved by the shareholders of Pan-Ocean Energy in accordance with the terms of the interim order of the Royal Court of Jersey on or before the Outside

Date; (c) the Final Order is not granted in form and substance satisfactory to Pan-Ocean Energy, acting reasonably, on or prior to the Outside Date or, if granted, has been set aside or modified in a manner unacceptable to Pan-Ocean Energy, acting reasonably, on appeal or otherwise; (d) the Arrangement does not become effective on or before the Outside Date; (e) the Non-Completion Fee is paid by Pan-Ocean Energy; (f) Addax Petroleum is in breach of any of its covenants, agreements or representations contained in the Arrangement Agreement that materially adversely affects the ability of Addax Petroleum and Pan-Ocean Energy to consummate the transactions contemplated by the Arrangement Agreement and Addax Petroleum fails to cure such breach within seven days after receipt of written notice thereof; or (g) upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by Pan-Ocean Energy.

The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making an offer to Pan-Ocean Energy that is superior to the terms of the Arrangement or, provided Pan-Ocean Energy complies with the terms of the Arrangement Agreement, preclude the Pan-Ocean Energy board of directors from considering and acting on such superior offer. In such circumstances, and in certain other circumstances, Pan-Ocean Energy is required to pay to Addax Petroleum a one time fee of CDN$45 million (the "**Non-Completion Fee**") and potentially an expense reimbursement up to CDN$5 million. In the event that Pan-Ocean Energy receives a superior offer, Addax Petroleum has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement in order to match the superior offer.

ADDAX PETROLEUM

Addax Petroleum was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series. Pursuant to a share transfer agreement among the Corporation, AOG and Addax Mining Holdings B.V. dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration in Africa and the Middle East.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400, 350-7th Avenue S.W. Calgary, Alberta T2P 5N9. The chart below shows the inter-corporate relationships among Addax Petroleum and its material subsidiaries.



Addax Petroleum Corporation (Canada)
Addax Petroleum NV (Curacao)
Addax Petroleum Services Ltd. (Isle of Man)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Overseas Ltd (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
Addax Petroleum JDZ4 Ltd. (Nigeria)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum Exploration (Nigeria) Ltd. (Nigeria)
Addax Petroleum Gabon Ltd. (Isle of Man)
Addax Petroleum Cameroon Ltd. (Isle of Man)
Addax Petroleum Resources Nigeria Ltd. (Nigeria)
Addax Energy Nigeria Ltd. (Nigeria)

Upon completion of the Acquisition, PanAfrican and Pan-Ocean UK will be direct wholly owned subsidiaries of Addax Petroleum Overseas Ltd.

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day in 1998 to an average of approximately 80,000 barrels per day in the first quarter of 2006, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise,

combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or PanAfrican assets.) As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts and a 40 per cent interest in a Joint Venture Agreement covering the following five Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API);
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90; and
  - Okwok is an offshore development property located in shallow water in OML67, adjacent to OML123.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.
- In the Joint Development Zone, Addax Petroleum has recently established a prominent equity position which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator of Block 2.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji for an interest in a Production Sharing Contract in respect of the Taq Taq field. In May 2006, the Corporation announced that it commenced drilling activities with Genel Enerji in their first jointly operated well in the Taq Taq license area.


OML124
NIGERIA
CAMEROON
NGOSSO
OML123
OKWOK
OPL225
OPL90
JDZ
EQUATORIAL GUINEA
KIARSSENY
GABON
TAQ TAQ
IRAQ

The following table summarizes the production, development, exploration and new ventures properties of the Corporation.

Properties and New Ventures Summary Table

Country/Region	License	Area[1][2]	Addax Petroleum's Interest	Average Oil Production: 3 Months Ended March 31, 2006	Average Oil Production: 2005	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved Plus Probable	Gross Oil Reserves[2][3]: Proved Plus Probable Plus Possible
		(acres)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	100	50,350	47,120	74.9	143.9	194.3
	OML124[4]	74,100	100	3,370	3,490	9.7	12.8	28.1
	OPL90	85,300	100	26,660	14,670	24.0	40.0	56.3
	OPL225	241,900	100	—	—	—	—	—
	Okwok	9,000	40	—	—	—	—	—
JDZ	Block 4	81,100	38.3	—	—	—	—	—
	Block 3	24,700	15.0	—	—	—	—	—
	Block 2	24,500	14.3	—	—	—	—	—
Cameroon	Ngosso	70,300	60	—	—	—	—	—
Gabon	Kiarsseny	571,600	42.5	—	—	—	—	—
Kurdistan	Taq Taq[4]	50,700	30	—	—	—	—	—
Total		1,323,900		80,380	65,280	108.6	196.7	278.7

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

(3) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(4) Onshore properties.

Recent Developments

The following is a summary of the significant recent developments in the business and operations of Addax Petroleum, in addition to the proposed acquisition of the Acquired Business. Additional details regarding these recent developments can be found within the description of each property.

In March 2006, Addax Petroleum entered into three Production Sharing Contracts with the Joint Development Authority for three blocks in the Joint Development Zone. The three blocks awarded were JDZ Block 4 (Addax Petroleum's participating interest of 38.3 per cent and operator), JDZ Block 3 (15.0 per cent participating interest with Anadarko as operator) and JDZ Block 2 (14.3 per cent participating interest with Sinopec as operator).

In May 2006, Addax Petroleum and Genel Enerji commenced drilling activities in the first jointly operated well in the Taq Taq License Area in the Kurdistan Region of Iraq. The commencement of drilling activities followed a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure. The well now being spudded is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent participating interest in the Okwok Property in license area OML67 following the receipt of necessary government approvals. Under the Joint Venture Agreement between Oriental Energy and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum will conduct operations at the Okwok Property in its capacity as technical advisor. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells commencing in July 2006 to confirm the commercial potential of the field. A successful appraisal program by Oriental Energy and Addax Petroleum will be followed by field development operations. First commercial oil production from the Okwok Property could commence as early as 2008.

Development and exploration activities on the Corporation's Nigeria properties is continuing at a rapid pace in 2006. For the three months ended March 31, 2006, Addax Petroleum produced an average of 80,380 bbls/d and generated $174.3 million of CFFO. The capital expenditure program for the first three months of 2006 totalled $245.5 million and was comprised of development expenditure of $148.3 million, license acquisition expenditures of $66.0 million and exploration expenditures of $31.2 million. The Corporation expects average production to be 85,000 bbls/d in 2006 and in excess of 100,000 bbls/d in 2007 (excluding any potential production from Taq Taq, Okwok or the PanAfrican assets).

Properties And New Ventures Description

Addax Petroleum's principal oil and gas properties and new venture opportunities are in the West African countries of Nigeria, Cameroon and Gabon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

Nigeria

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123). OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum is conducting operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $894 million in 2006, including $35 million of acquisition costs for the Okwok Property.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering

OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria.


BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
Producing Property
Exploration Property
New Venture Opportunity

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first three months of 2006, OML123 produced an average of 50,350 bbls/d of oil. Oil gravity ranges between 19° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OML123 to be 74.9 mmbbls and gross proved plus probable reserves to be 143.9 mmbbls. The Corporation expects production from OML123 to average approximately 53 mbbls/d in 2006 and 55 mbbls/d in 2007.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains nine producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo, Ukpam and Adanga North) and one undeveloped oil field (Kita North). There are also five unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West and Ebughu NE-A), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $443 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Average Oil Production		Gross Oil Reserves(1)(2)		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	bbls/d	*bbls/d*	*(mmbbls)*	*(mmbbls)*	*(mmbbls)*
Adanga	20,810	22,350	23.6	25.2	13.8
Ebughu (and extensions)	13,810	15,590	17.4	4.3	9.2
Oron West and North Oron	13,570	7,420	24.6	23.2	0.2
Adanga North	560	–	–	11.0	12.0
Other Producing Fields	1,600	1,760	2.3	3.2	11.7
Kita North	–	–	7.0	2.2	3.5
Total	**50,350**	**47,120**	**74.9**	**69.0**	**50.4**

Notes:

(1) Proved and probable reserves as at December 31, 2005, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. The Corporation is in the process of replacing the Knock Taggart with the Knock Adoon FPSO in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods with strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 130 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2008. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to an LPG FPSO, a floating central gas processing liquids storage unit comprised of LPG and condensates extraction and compression facilities and a gas delivery pipeline to the town of Calabar. The LPG FPSO is expected to produce initially approximately 150 t/d of propane, 100 t/d of butane and 1 mbbls/d of condensate. The floating central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field and will be leased. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC except for the gas delivery pipeline which will

be built and financed by the Nigerian government. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first three months of 2006, Adanga produced an average of 20,810 bbls/d of oil with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.6 mmbbls and gross proved plus probable reserves to be 48.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the OML 123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. The capital expenditure budget for 2006 includes the purchase of the TPU and refurbishing both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first three months of 2006, Ebughu produced an average of 13,810 bbls/d of oil with an average watercut of 45 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 17.4 mmbbls and gross proved plus probable reserves to be 21.7 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north eastern extensions.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first three months of 2006, Oron West and North Oron produced an average of 13,570 bbls/d with an average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.4 and 9.2 mmbbls, respectively, and gross proved plus probable reserves to be 29.1 and 18.7 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells were drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In the second half of 2006, a second wellhead platform has been installed near the

existing platform from which a further four wells were planned for the second half of 2006 comprising two horizontal production wells drilled in North Oron and one appraisal and one horizontal production well to be drilled in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. For the first three months of 2006, Aganga North produced an average of 560 bbls/d from an extended well test. Oil gravity is 19° API. As at December 31, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In the second half of 2006, the Corporation is carrying out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test was drilled in the first quarter of 2006. The Corporation plans to develop the field as a satellite to the Adanga Platform with full production expected in 2007.

Other Producing Fields (Akam, Bogi, Mimbo and Ukpam)

The Akam, Bogi, Mimbo and Ukpam fields were discovered in and have been producing since the 1980s. For the first three months of 2006, combined producing from these fields averaged of 1,600 bbls/d of oil from eight deviated and horizontal wells. Oil gravity ranges between 20 and 45° API. As at December 31, 2005, NSAI estimates gross proved reserves for these fields to be 2.3 mmbbls and gross proved plus probable reserves to be 5.5 mmbbls.

The Akam, Bogi, Mimbo and Ukpam fields are located in 10 to 40 m water depth and cover a combined area of approximately 2,090 acres (8.6 km^2). The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007, with further drilling plans contingent on the outcome of this well. No further drilling activity or significant capital expenditures are planned for the remaining three fields.

Kita North

The Kita North field was discovered in 2005 and further appraisal and development plans are in progress. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at December 31, 2005, NSAI estimates gross proved reserves for Kita North to be 7.0 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $443 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock

Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 53 mbbls/d in 2006. Addax Petroleum believes the prospective oil resources in OML123 provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $136 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $68 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $68 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. The balance of the total initial investment of $68 million is related to non associated gas production facilities, The Corporation is currently negotiating a gas sales price with NNPC.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. Oil gravity ranges between 29° and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at December 31, 2005, NSAI estimates gross proved reserves for OML124 to be 9.7 mmbbls and gross proved plus probable reserves to be 12.8 mmbbls. The Corporation expects production from OML124 to average approximately 4 mbbls/d in 2006 and 5 mbbls/d in 2007.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $24 million in 2006.

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Average Oil Production		Gross Oil Reserves[1]		
	3 Months Ended March 31, 2006	2005	Proved	Probable	Possible
	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Izombe	1,730	1,750	5.7	1.9	10.0
Ossu	1,640	1,740	4.0	1.2	5.3
Total	**3,370**	**3,490**	**9.7**	**3.1**	**15.3**

Notes:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an

export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility and an export terminal. The Corporation is completing detailed design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, 75 t/d of butane and 1 mbbls/d of condensate and approximately 35 mmcf/d of residue lean gas. The liquids products will be trucked and the residue lean gas will be sold to a local power generation plant. The Corporation expects that the condensate would be blended with oil at the Izombe Flow Station for export. Depending on prices butane and some blended propane would either be marketed locally or exported. The Corporation is negotiating a gas sales contract with NNPC.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first three months of 2006, Izombe produced an average of 1,730 bbls/d with an average watercut of 87 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.7 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. In 2006, the Corporation plans to drill an oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first three months of 2006, Ossu produced an average of 1,640 bbls/d with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.0 mmbbls and gross proved plus probable reserves to be 5.2 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. The Corporation plans to drill two production wells and work over two existing oil production wells in the Ossu field in 2006.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2007, which will be the first exploration well to be drilled by the Corporation in OML124.

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $24 million for 2006. In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $110 million of which $50 million would be incurred by Addax Petroleum to supply feed gas and $60 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the Izombe LPG plant and the export terminal. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the export terminal and the Corporation would hold the remaining 40 per cent interest. The LPG plant would be constructed and initially operated by Addax Petroleum and the export terminal would be operated by a third party. The Corporation intends to make a final investment decision regarding the LPG project in the third quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2008. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $25 million is expected to be spent by the Corporation in 2006 with the balance of $49 million to be spent in 2007. Of the Corporation's capital expenditure, the $50 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth with production from OPL90 commencing in March 2005. In the first six months of 2005, OPL90 produced an average of 26,660 bbls/d of oil. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for OPL90 to be 24.0 mmbbls and gross proved plus probable reserves to be 40.0 mmbbls. The Corporation expects production from OPL90 and OPL225 to average approximately 28 mbbls/d in 2006 and 41 mbbls/d in 2007.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and four exploration prospects. OPL225 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Total capital expenditures for OPL90 and OPL225 are budgeted to be $304 million in 2006.

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225.

	Average Oil Production		Gross Oil Reserves[1]		
Field	**3 Months Ended March 31, 2006**	**2005**	**Proved**	**Probable**	**Possible**
	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Okwori	23,220	11,810	17.2	13.0	7.0
Nda	3,440	2,860	6.8	3.1	9.3
Total	**26,660**	**14,670**	**24.0**	**16.0**	**16.3**

Note:

(1) Proved and probable reserves as at December 31, 2005 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. The associated gas would be sold to this operator. Construction of the gas gathering pipeline is expected to take place in 2007 or 2008. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the first three months of 2006, the Okwori field produced an average of 23,220 bbls/d of oil with an average watercut of 4 per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2005, NSAI estimates gross proved reserves for the Okwori field to be 17.2 mmbbls and gross proved plus probable reserves to be 30.2 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. As of the end of June 2006, eight production wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. For the first three months of 2006, the Nda field produced an average of 3,440 bbls/d of oil with no watercut. As at December 31, 2005, based on the Nda-1 well results, NSAI estimates gross proved reserves for the Nda field to be 6.8 mmbbls and gross proved plus probable reserves to be 9.8 mmbbls.

In January 2006, Addax Petroleum finished drilling the second well in the Nda field (“**Nda-2**”), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. Addax Petroleum expects that the January 2006 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the NSAI Reserve Report and therefore are not reflected in the NSAI Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

During 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation processed a 870 km^2 3D seismic survey during early 2006 and will look to identify further exploration drilling opportunities.

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $304 million in 2006. These expenditures are expected to increase production from approximately 15 mbbls/d in 2005 to approximately 28 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Additionally, the Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before mid 2008.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok Property and will conduct operations in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum has made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date and no reserves booked from the Okwok Property.

Production Facilities

Addax Petroleum believes that there are significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004. Addax Petroleum and Oriental Energy plan to drill up to three appraisal wells with the GSF High Island IX drilling rig, commencing in July 2006, to confirm the commercial potential of the field. A successful appraisal program will be followed by field development operations.

Budgeted Capital Expenditures

The development of the Okwok Property commenced in 2006 and the Corporation's capital expenditures are budgeted to be $81 million in 2006, including the farm in fee of $35 million paid by Addax Petroleum to Oriental Energy. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property as early as 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements.

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)(1)

	3 Months Ended March 31, 2006	Year Ended December 31, 2005	2004	2003
Sales and Marketing Volumes (mmbbls)				
Antan Blend(2)	4.2	17.3	13.0	11.8
Brass River Blend	0.2	1.2	1.3	2.2
Okwori Blend	2.2	4.5	–	–
Dated Brent Crude Price ($/bbl)	61.75	54.38	38.22	28.84
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend(2)	57.14	50.71	36.56	27.49
Brass River Blend	62.81	54.82	39.37	29.10
Okwori Blend	63.56	60.23	–	–
Premium/(Discount) to Brent Crude ($/bbl)(1)				
Antan Blend(2)	(4.90)	(3.84)	(1.88)	(1.27)
Brass River Blend	0.90	0.27	0.49	0.39
Okwori Blend	1.91	1.04	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.2 mmbbls.

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that

the formal grant of OML123 and OML124 supersedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2).

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea. The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

JDZ Properties

During 2005 and 2006, Addax Petroleum built a prominent equity position in the JDZ which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Production Sharing Contacts for all three blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 and while Anadarko is the operator of Block 3 and Sinopec is the operator on Block 2.

A summary of the Corporation's holdings in this highly prospective region together with various payments and obligations is provided in the following table.

Block	Net Acres	Addax Petroleum's Participating Interest	Operator	Payments by Addax Petroleum: Signature Bonuses	Payments by Addax Petroleum: Acquisition Payments	Partner's Interest Carried by Addax Petroleum	Minimum Work Program to be Funded by Addax Petroleum
	(acres)	(%)		($ million)	($ million)	(%)	($ million)
2	24,500	14.33	Sinopec	8.3	6.8	7.33	6.1
3	24,700	15.00	Anadarko	2.0	7.5	10.00	7.5
4	81,100	38.30	Addax Petroleum	28.4	28.0	17.70	29.7
Totals	130,300			38.7	42.3		43.3

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ

consortium. Addax Petroleum entered into a participating agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent participating interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, signed a PSC with the JDA. Further, in April 2006, Addax Petroleum increased its participating interest in Block 4 to 38.3 per cent by acquiring the 5 per cent participating interest held by Overt Ventures Ltd.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participating agreement with ERHC relating to Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent participating interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

Also in March 2006, the Corporation signed a PSC with the JDA and a participating agreement with ERHC relating to Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 14.33 per cent participation interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

Cameroon

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km^2). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage. The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Government of Cameroon has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

Until recently, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso Property itself was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property by that date. The power transfer process was essentially completed in early 2006 which then allowed the Corporation to conduct a seismic acquisition program. In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and will perform a detailed evaluation of the seismic data over the balance of this year. Addax Petroleum intends to drill two commitment wells in the first half of 2007, subject to rig availability, based on the six prospects and leads identified to date.

On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension.

The Corporation's capital expenditures for Ngosso are budgeted to be $14 million in 2006, primarily for the 3D seismic acquisition program and related evaluation.

Gabon

<u>*Kiarsseny Property*</u>

In January 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny is budgeted to be $1 million in 2006.

Kurdistan Region of Iraq

<u>*Taq Taq Property*</u>

Overview

In July 2005, Addax Petroleum entered into the Genel Farm-in with Genel Enerji, a majority owned subsidiary of the Cukurova Holdings Group of Turkey, for a 30 per cent share of Genel Enerji's interest in the Taq Taq Production Sharing Agreement. The Taq Taq PSA provides Genel Enerji with the exclusive right to conduct petroleum operations in Taq Taq as contractor for the property. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The gross field area of Taq Taq is approximately 169,000 acres (680 km^2).

Genel Farm-in

Genel Enerji entered into the Taq Taq PSA with the Kurdistan Regional Government in January 2004. Under the Genel Farm-in, Genel Enerji has agreed to assign to Addax Petroleum a 30 per cent share of Genel Enerji's interest in the Taq Taq PSA. Under the terms of the Genel Farm-in Addax Petroleum is required to fund 100 per cent of an initial work program to a maximum aggregate cost of $74 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Taq Taq PSA, and after deduction of a total of $50 million pre-funded by way of work program contribution and loan. See "Risk Factors".

Taq Taq License Area

The Taq Taq License Area is in the Zagros basin where large, elongated anticlines dominate. The field was discovered in 1978 by the drilling of the first well, which was drilled to a depth of approximately 4,000 m. The well was drilled on the crest of the structure and is reported to have tested oil at rates of up to 5,000 bbls/d. Test results indicate the presence of a gross oil column in excess of 470 m. The Cretaceous reservoir contains a high quality, light crude oil with gravity in excess of 47° API. The second Taq Taq well, drilled in 1978 close to the first well, was a shallow well and tested oil at a reported rate of 1,000 bbls/d at a depth of approximately 600 metres, with oil of a medium gravity (24° API). A third well was drilled in 1980 two kilometres southwest of the original well to test the flank of the structure. Results from the third well were inconclusive as the well was suspended due to technical difficulties.

The active wells on the Taq Taq License Area are currently producing approximately 1,200 bbls/d of oil on an intermittent basis. Continuous production is not always possible because of the lack of oil transportation trucks. Current production treatment facilities consist of two vertical oil and gas separators in series for two-stage separation, feeding

into an atmospheric oil storage facility consisting of three horizontal tanks. The current method of delivery is via daily tanker truck to a local small-scale oil refinery and a cement factory. All current oil production is provided to the local government under the terms of the Taq Taq PSA.

The first phase of development of the Taq Taq License area commenced in late 2005 and in early 2006, Addax Petroleum and Genel Energy completed a 270 km 2D seismic acquisition campaign to define the extent of the Taq Taq structure. Addax Petroleum and Genel Enerji then commenced drilling activities in the first jointly operated well in the Taq Taq License Area in May 2006. This well is scheduled to reach a targeted depth of approximately 2,250 m in the oil bearing Cretaceous Shiranish, Kometan and Qamchuga formations. This well is the first of a three well drilling program which Addax Petroleum and Genel Enerji commenced as part of the first phase of development and is in response to the urgent local energy requirements of the Kurdistan Region of Iraq and in fulfillment of a request from the regional authorities to expeditiously satisfy those needs. The objectives of the first phase of development are to establish and secure productive capacity of approximately 20 mbbls/d as well as collecting subsurface data to prepare for future full field development.

Based on initial mapping of the Taq Taq structure, Addax Petroleum's preliminary range estimate of oil in place is approximately 900 mmbbls to 3,500 mmbbls.with an expected target of 2,100 mmbbls. The completion of the three well drilling program in the first development phase is anticipated to confirm the commercial potential of the Taq Taq License Area. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq License Area would require the construction of a pipeline for the export of oil production. Addax Petroleum and Genel Enerji, together with the Kurdistan Regional Government, are currently studying a proposed 255 km pipeline through the Kurdistan Region of Iraq which would permit the export of oil to Silopi in Turkey, for delivery to Ceyhan on the Mediterranean coast of Turkey. The proposed export pipeline would be subject to negotiation between Addax Petroleum and Genel Enerji and the Kurdistan Regional Government.

Capital expenditures for the Taq Taq Property are budgeted to be $51 million in 2006. Under the terms of the Genel Farm-in, Addax Petroleum will fund all initial phase expenditures up to a maximum of $74 million.

2006 Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2006.

	2006 ($ Millions)				
Existing Reserves/Licenses (Oil)	**Drilling**	**Development Facilities & Other**	**Total Development & Drilling**	**Exploration & Other**	**Total**
OML 123	$120	$292	$412	$31	$443
OPL 90	$141	$100	$241	$63	$304
OML124	$18	$6	$24	-	$24
Total Existing Reserves/Licenses	$279	$398	$677	$94	$771
Prospective Resources					
JDZ ($81 million acquisition costs)	-	-	-	$104	$104
Cameroon	-	-	-	$14	$14
Gabon	-	-	-	$1	$1
Total Prospective Resources	-	-	-	$119	$119
Contingent Resources					
Nigeria Gas	-	-	-	$42	$42
Taq Taq	-	-	-	$51	$51
Okwok ($35 million acquisition costs)	-	-	-	$81	$81
Total Contingent Resources	-	-	-	$174	$174
Addax Petroleum Total	$279	$398	$677	$387	$1,064

Other New Venture Opportunities

Addax Petroleum has exploration properties in Cameroon and Gabon, and may also pursue other opportunities as they arise in West African countries such as Guinea, Angola, Congo, Chad and Cote d'Ivoire, North African countries such as Algeria, Libya and Middle East countries such as Egypt, Iraq and Iran.

Fiscal Terms - Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
NNPC
Addax Petroleum

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbls/d)					
Water Depth	**<2,000**	**2,000-5,000**	**5,000-10,000**	**10,000-15,000**	**15,000-25,000**	**>25,000**
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore.................	5.0	7.5	15.0	20.0	20.0	20.0
<100......................	2.5	2.5	7.5	12.5	18.5	18.5
100-200.................	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	30	70
40 and <75	45	55
75 and <100	55	45
100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share (%)	Addax Petroleum Share (%)
<40	20	80
40 and <75	35	65
75 and <100	45	55
100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	**Years 2 to 5**	**Year 1**	**Years 2 to 5**
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**

	Without Capital Expenditure		With Capital Expenditure	
	Year 1	Years 2 to 5	Year 1	Years 2 to 5
Oil Allocation of Total PSC Revenue:				
Cost Oil	20.0	20.0	40.0	40.0
Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
Royalty Oil	10.0	10.0	10.0	10.0
Tax Oil	99.6	99.6	61.8	87.6
Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
NDDC levy and education tax	4.0	4.0	6.9	4.0
Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend.

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

≤2 (%)	2-5 (%)	5-10 (%)	10-15 (%)	15-25 (%)	25 (%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Addax Petroleum — Properties and New Ventures Description — Nigeria — Okwok Property".

Other Information Regarding Addax Petroleum Reserves

Generally, Addax Petroleum attributes proved undeveloped reserves in accordance with the CIM definitions. Undeveloped reserves are "those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned". Proved undeveloped reserves specifically are based on the following items: test information obtained from various zones; well log response from behind pipe zones relative to the producing zones; and production and pressure performance information. Proved undeveloped reserves are assigned based on the field development plan as approved by NNPC and as programmed in the internal budget of Addax Petroleum over the next 2 years.

General capital expenditures are classified as proved undeveloped because by definition, significant investment implies the status of undeveloped. Since these investments are greater than the actual revenue generated by the proved undeveloped category, the proved undeveloped category results in a negative future net revenue, however, when coupled with the tax benefit calculated according to the production sharing contracts which affect all proved categories, the future net revenue for the proved undeveloped reserve category is positive.

FINANCING OF THE ACQUISITION

Addax Petroleum intends to finance the CDN$1.605 billion cash purchase price of the Acquisition, the net debt of approximately CDN$30 million to be assumed under the Acquisition and the fees and expenses related to the Acquisition, estimated to be CDN$10 million, for a total of approximately CDN$1.645 billion through a combination of all or some of (i) the net proceeds of this offering; (ii) cash from treasury (as at March 31, 2006, Addax Petroleum had cash on hand and short term investments totalling $249 million); (iii) draw downs under the $1.0 billion Revolving Credit Facility; and (iv) if required, a draw down under the $450 million Term Credit Facility.

Acquisition Facility

For the purposes of financing the Acquisition, Addax Petroleum obtained commitments from certain Canadian chartered and non-Canadian chartered banks (collectively the "**Lenders**"), for a senior secured acquisition facility (the "**Acquisition Facility**") consisting of: (i) a committed revolving credit facility in the maximum principal amount of $1.0 billion maturing 364 days from the closing of the Acquisition (the "**Revolving Credit Facility**"); and (ii) a committed term facility in the principal amount of $450 million available to Addax Petroleum as a one-time draw on closing of the Acquisition to fund, if required, a portion of the purchase price payable by Addax Petroleum under the Acquisition and maturing six months from the closing of the Acquisition (the "**Term Credit Facility**").

The proceeds of the Acquisition Facility are to be used to fund in part the purchase price under the Acquisition, pre-pay in full all existing debt facilities of Addax Petroleum (on a consolidated basis after giving effect to the Acquisition) and for ongoing operating and working capital requirements and other general corporate purposes. Addax Petroleum intends to terminate the Credit Facility upon entering into definitive documentation with respect to the Acquisition Facility. In the event Addax Petroleum draws down on the Term Credit Facility it will be required to use its commercially reasonable efforts to issue debt and/or equity securities in order to generate sufficient proceeds to refinance (in whole) the amount outstanding under the Term Credit Facility and the Lenders will have the ability at any time from and after 135 days after the closing date of the Acquisition to cause Addax Petroleum to issue debt or equity securities on terms and conditions satisfactory to the Lenders in order to refinance (in whole) the amount outstanding under the Term Credit Facility.

The funding of the Acquisition Facility is subject to customary conditions and the execution of definitive documentation. Conditions to drawdown are expected to contain standard provisions, as well as a requirement that Addax Petroleum shall have a maximum ratio of total financial indebtedness to annualized consolidated earnings before interest, taxes, depreciation and amortization ("**EBITDA**"), a minimum ratio of EBITDA to total interest expense and a minimum current ratio.

Addax Petroleum anticipates that the definitive documentation for the Acquisition Facility will contain customary terms, conditions and covenants, including negative covenants with respect to incurring additional indebtedness and/or granting security or encumbrances over assets without the prior written consent of the Lenders. Addax Petroleum expects that the Acquisition Facility will contain restrictive covenants, which will limit the discretion of management with respect to certain business matters. These covenants are expected to place restrictions on, among other things, the ability of Addax Petroleum to incur financial indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of

assets and merge or consolidate with another entity. It is expected that the Acquisition Facility will be secured by a conventional security charging the material property and assets of Addax Petroleum. It is anticipated that APNV, Addax Petroleum Overseas Ltd., PanAfrican and, if Addax Petroleum uses a special purpose company to effect the Acquisition and to borrow funds under the Acquisition Facility, such special purpose company will be required to provide performance, payment and indemnity guarantees to the Lenders.

Addax Petroleum expects that it will be required to make certain mandatory repayments on any amounts drawn under the Acquisition Facility, including prepayment of any net proceeds from (a) any permitted asset disposals, (b) any insurance proceeds assigned to the Lenders in the event such proceeds are not committed for use to repair or replace assets, (c) any amount to be paid pursuant to a claim under the Arrangement Agreement or in respect of a due diligence report and (d) the Permanent Financing (defined below). It is the intention of Addax Petroleum and the Lenders that the Acquisition Facility will be refinanced by a permanent financing which may involve any combination of (i) senior secured bank financing, (ii) issuance(s) of straight or convertible bonds, notes or other debt and (iii) further issuances of equity (collectively a "**Permanent Financing**"). See "Risk Factors — Risks Related to the Acquisition".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum as at March 31, 2006, and as at March 31, 2006 after giving effect to the Offering and the Acquisition.

	Authorized	**Outstanding as at March 31, 2006**	**Outstanding as at March 31, 2006, After Giving Effect to the Offering and the Acquisition**(3)(4)(5)(6)(7)
Debt(1)			
Short term debt	–	$0	$0
Long term debt	–	$0	$900 million(4)(5)
Total debt	–	$0	$900 million(4)(5)
Share Capital(2)(5)			
Common Shares	Unlimited	$391 million (140,100,100 shares)	$691 million (153,100,100 shares)
Preferred Shares	Unlimited	$0 (nil shares)	$0 (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks, Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) The net proceeds to the Corporation from the offering of Subscription Receipts are estimated to be $299,724,762 based on the issuance of 13,000,000 Subscription Receipts for aggregate gross proceeds of $314,525,437 less the Underwriters' fee of $12,581,017 and expenses of the offering estimated to be $2,219,657. The net proceeds, gross proceeds, Underwriters' fee and expenses have been converted into U.S. dollars based on an exchange rate of CDN$1 equals $1.1263. Assumes no exercise of the Over-Allotment Option.

(4) Assumes that the Acquisition has been completed and that the 13,000,000 Subscription Receipts have been converted into 13,000,000 Common Shares.

(5) See "Financing of the Acquisition".

(6) Assumes that $873 million will be drawn under the Revolving Credit Facility, no amounts will be drawn down under the Term Credit Facility and CDN$30 million ($27 million) of net debt will be assumed by Addax Petroleum under the Acquisition and immediately repaid.

(7) In June 2006, the Corporation's long term equity incentive plan was approved, pursuant to which an aggregate of 7,500,000 Common Shares may be issued and pursuant to which the Corporation currently has reserved for issuance an aggregate of 609,500 Common Shares. Does not assume the issuance of any Common Shares under the Corporation's long term equity incentive plan.

DIVIDENDS

Addax Petroleum intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility and under the Acquisition Facility on the ability of Addax Petroleum and/or APNV to pay dividends or other distributions. On August 1, 2006, Addax Petroleum declared an initial quarterly dividend for the quarter ending June 30, 2006 of CDN$0.05 per Common Share. That dividend is payable on September 14, 2006 to shareholders of record on August 24, 2006. Holders of Subscription Receipts will be entitled to a Special Payment per Subscription Receipt equal to the amount per Common Share of any cash dividends of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date the Common Shares became issuable pursuant to the terms of the Subscription Receipts. Any Subscription Receipts issued and sold under this short form prospectus will be eligible for a Special Payment of CDN$0.05 per Common Share when the Acquisition is completed and the Subscription Receipts are converted into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Subscription Receipts hereunder are estimated to be CDN$337,580,000 (CDN$388,592,000 if the Over-Allotment Option is exercised in full) after deducting the fee payable to the Underwriters and the estimated expenses of the offering. The net proceeds will be used to fund a portion of the purchase price of the Acquisition.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not, however, include a description of all of the terms of the Subscription Receipts, and reference should be made to the Subscription Receipt Agreement for a complete description of the terms of the Subscription Receipts.

The Subscription Receipts will be issued at the closing of the offering pursuant to the Subscription Receipt Agreement. Subscription Receipts will be represented by a global certificate issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-entry only system and will be deposited with CDS on the date of the closing of the Offering. A holder of a Subscription Receipt will not be entitled to a certificate evidencing that person's interest in or ownership of a Subscription Receipt, and will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that the Subscription Receipts have been issued. The Escrowed Funds will be delivered to and held by the Escrow Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006, the Escrowed Funds and any interest earned thereon, less any amount required to pay any Special Payment (as defined below), will be released to the Corporation concurrently with the closing of the Acquisition and holders of Subscription Receipts will receive, without payment of additional consideration or further action, one Common Share for each Subscription Receipt held on the Acquisition closing date, together with the Special Payment, if any. Common Shares issued upon exchange of the Subscription Receipts will be represented by a global certificate issued in registered form to CDS or its nominee under the book-entry only system and will be deposited with CDS. No holder of a Common Share will be entitled to a certificate evidencing that person's interest in or ownership of a Common Share, and a holder of Subscription Receipts will receive only a customer confirmation from the registered dealer (a CDS participant through which the holder's Subscription Receipts are purchased) that Common Shares have been issued.

Forthwith upon closing of the Acquisition, the Corporation will execute and deliver to the Escrow Agent a notice thereof, and will issue and deliver the Common Shares to the Escrow Agent. Contemporaneously with the delivery of such notice, the Corporation will issue a press release specifying that the Common Shares have been issued.

If (i) the completion of the Acquisition does not occur by 5:00 pm (Calgary time) on November 30, 2006, or (ii) the Arrangement Agreement is terminated before completion of the Acquisition, or (iii) if the Corporation publicly announces that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), holders of Subscription Receipts shall be entitled to receive from the Corporation, in the time and manner provided for in the Subscription Receipt Agreement, an amount equal to the full subscription price therefor and a pro rata portion of any interest earned on the Escrowed Funds (net of withholding tax, if any) and, as of the Termination Time, the Subscription Receipts will be void and of no further effect. The Escrowed Funds will be applied to the payment of such amount. The Subscription Receipts shall only be converted into Common Shares and Special Payment (if any) paid upon the completion of the Acquisition.

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on November 30, 2006 and holders of Subscription Receipts become entitled to receive Common Shares pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts on the Acquisition closing date will also be entitled to receive an amount (the "**Special Payment**") per Subscription Receipt equal to the amount per Common Share of any cash distributions of the Corporation for which record dates have occurred during the period from the closing date of the offering to the date immediately preceding the date Common Shares become issuable pursuant to the Subscription Receipts. Payments on account of the Special Payment shall first be satisfied out of the interest earned on the Escrowed Funds. If a Subscription Receipt holder's *pro rata* share of interest earned on the Escrowed Funds is less than the amount to which such holder is entitled in respect of the Special Payment, the amount (the "**Adjustment Amount**") of any such shortfall will be paid to the Subscription Receipt holder from the balance of the Escrowed Funds; provided, however, that in no event shall the aggregate amount paid to a Subscription Receipt holder in respect of a Subscription Receipt exceed the amount of the Special Payment. The Corporation will treat the Adjustment Amount as a purchase price adjustment. If holders of Subscription Receipts become entitled to receive Common Shares, the Escrow Agent and the Corporation will pay the Special Payment to holders on the later of the third business day after the Acquisition closing date and the date the corresponding distribution is paid to shareholders.

Holders of Subscription Receipts will not have any voting or pre-emptive rights or other rights as shareholders and will not be entitled to receive any Special Payment in respect of such Subscription Receipts prior to the conversion of the Subscription Receipts into Common Shares. Holders of Subscription Receipts will not receive, nor will they have any claim or entitlement whatsoever to, any Special Payment if the Acquisition is not completed and the Subscription Receipts are not converted into Common Shares. The Subscription Receipt Agreement contains certain customary anti-dilution provisions.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under this offering will have a contractual right of rescission against the Corporation following the issuance of Common Shares to such purchasers upon the conversion of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation provided that the purchaser relied on such misrepresentation and that such remedy for rescission is exercised within 180 days of closing of this offering.

From time to time while the Subscription Receipts are outstanding, the Corporation, the Underwriters and the Escrow Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement will provide for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of a resolution approved by more than 66⅔% of the votes cast in person or by proxy by Subscription Receipt holders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell to the Underwriters 13,000,000 Subscription Receipts, and the Underwriters have severally agreed to purchase such Subscription Receipts at a price of CDN$27.25 per Subscription Receipt, on August 16, 2006 or such other date on or prior to August 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment by the Underwriters to the Corporation on closing of CDN$27.25 per Subscription Receipt. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of CDN$1.09 per Subscription Receipt for Subscription Receipts issued and sold by the Corporation, for an aggregate fee payable by the Corporation to the Underwriters of CDN$14,170,000, in consideration for their services in connection with the offering. The Underwriters' fee with respect to the Subscription Receipts is payable as to 50% upon closing of the offering and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering. The terms of the offering were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase additional Subscription Receipts (or, if the Subscription Receipts have been converted into Common Shares, then the Over-Allotment Option shall be exercisable for Common Shares) equal to up to 15% of the Subscription Receipts purchased at the closing of this offering, at the offering price of CDN$27.25 per Subscription Receipt, exercisable, in whole or in part, at any time not later than 30 days after closing of this offering. This prospectus qualifies for distribution the issue of the Over-Allotment Option and any Subscription Receipts and Common Shares (as the case may be) that are issued pursuant to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Corporation (before deducting expenses of the offering) will be CDN$407,387,500, CDN$16,295,500 and CDN$391,092,000, respectively. The fee payable to the Underwriters pursuant to the exercise of the Over-Allotment Option will be payable as to 50% on closing of the Over-Allotment Option and 50% upon closing of the Acquisition. If the Acquisition is not completed by November 30, 2006, the

Underwriters' fee with respect to the exercise of the Over-Allotment Option will be reduced to the amount payable upon closing of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Corporation has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The directors and senior officers of Addax Petroleum have agreed they will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, sell any Common Shares (or any securities giving the right to acquire Common Shares) for a period of 90 days following closing of this offering.

Addax Petroleum has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale any Common Shares (or any securities giving the right to acquire Common Shares), other than the issuance of Common Shares pursuant to the exercise of the Over-Allotment Option or conversion of Subscription Receipts, or agree to or announce the intention to do so at any time prior to the date which is 90 days following closing of this offering.

The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable pursuant to the conversion of the Subscription Receipts. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 27, 2006.

The Corporation has been granted relief by the Canadian securities regulatory authorities from the requirement to include historical financial statements of Pan-Ocean UK in this prospectus, as well as pro forma financial statements derived from the historical financial statements of Pan-Ocean UK. In addition, the Corporation has been granted relief by the Canadian securities regulatory authorities, subject to certain terms, from the requirement to include in this prospectus financial statements for PanAfrican for its quarter ended June 30, 2006 and to include pro forma financial statements as at and for the period ended June 30, 2006 derived from such financial statements.

The Subscription Receipts offered hereby and the Common Shares issuable pursuant to the Subscription Receipts have not been and will not be registered under the *United States Securities Act of 1933*, as amended and, subject to certain exceptions, may not be offered or sold within the United States. Each of the Underwriters has agreed that it will not, subject to certain exceptions, offer, sell or deliver Subscription Receipts within the United States.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to the Corporation under the Corporation's current credit facility. RBC Dominion Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that will be lenders to the Corporation under the Term Credit Facility, which may be used to fund, in part, the Acquisition. BNP Paribas (Canada) Securities Inc. is an affiliate of a bank that is a lender to the Corporation under the Corporation's current credit facility and will be a lender to the Corporation under the Revolving Credit Facility, which will be used to fund, in part, the Acquisition. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. under applicable securities legislation. In addition, Scotia Capital Inc. acted as financial advisor to the Corporation in connection with the Acquisition and will receive a fee from the Corporation on completion of the Acquisition. RBC Dominion Securities Inc. acted as financial advisor to Pan-Ocean Energy in connection with the Acquisition and will receive a fee from Pan-Ocean Energy on completion of the Acquisition.

As at July 31, 2006, no amounts were owing to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Subscription Receipts and the determination of the terms of the distribution were made solely through negotiations among the Corporation and the Underwriters. None of the lenders under the Credit Facility or the Term Credit Facility had any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, RBC Dominion Securities Inc., Scotia Capital Inc. and BNP Paribas (Canada) Securities Inc. will receive their respective share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum , to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

TRADING HISTORY

The outstanding Common Shares are traded on the TSX under the trading symbol "AXC". The following table sets forth the closing price range and trading volume for the periods indicated as reported by the TSX.

Period	High (CDN$)	Low (CDN$)	Volume
February 8 - February 28, 2006...........	23.00	19.50	11,555,730
March 1 - March 31, 2006	28.30	23.71	3,211,200
April 3 - April 28, 2006....................	31.00	28.23	3,829,423
May 1 - May 31, 2006	29.82	25.75	4,207,449
June 1 - June 30, 2006	28.85	24.19	2,042,417
July 1 – July 28, 2006	29.85	26.25	1,599,794
August 1 - August 10, 2006	29.75	27.50	255,053

On August 10, 2006, the date of this prospectus, the closing price of the Common Shares on the TSX was CDN$27.50.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel for the Corporation, and Fraser Milner Casgrain LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts pursuant to this offering and Common Shares in exchange for Subscription Receipts and who, for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of the Corporation and the Underwriters (a "**Holder**").

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "**Regulations**"), and counsel's understanding, based on publicly available published materials, of the current administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any

changes in the law or administrative or assessing practice or policy whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to Holders who at all relevant times are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "**Resident Holder**"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares and all other "Canadian securities," as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available in respect of the Subscription Receipts. This summary is not applicable to a purchaser that is a "financial institution", as defined in the Tax Act, for purposes of certain rules applicable to securities held by financial institutions, "specified financial institutions," as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

If a Special Payment is received by a Resident Holder in respect of a Subscription Receipt, the portion thereof that is interest from the Escrowed Funds will be required to be included in computing such Resident Holder's income.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of Common Shares pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years subject to and in accordance with the provisions of the Tax Act.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include the amount paid by the Resident Holder for the Subscription Receipt. Where a Special Payment is paid in respect of a Subscription Receipt, any portion thereof that is an Adjustment Amount will be treated as a reduction of the amount paid for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by a Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. If Proposed Amendments are enacted as proposed, such dividend should qualify as an "eligible dividend." Taxable dividends received by an individual will be

relevant in computing possible liability for alternative minimum tax. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay under Part IV of the Tax Act a refundable tax of $33^{1/3}$% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The taxation of capital gains and losses is described above under "Disposition of Subscription Receipts". The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional $6^{2/3}$% refundable tax on certain investment income, including taxable capital gains and interest.

Non-Residents of Canada

The following portion of the summary applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Subscription Receipts or Common Shares in a business carried on in Canada (a "**Non-resident Holder**"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

Interest

If the Escrowed Funds are returned to Holders or if a Special Payment is made to the Holders, a Non-resident Holder may be subject to Canadian withholding tax under the Tax Act on amounts of interest paid or credited to the Non-resident Holder. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share, unless the Subscription Receipt or Common Share, as the case may be, constitutes "taxable Canadian property" of the Non-resident Holder. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the relevant time, the Subscription Receipts and Common Shares, as the case may be, will not constitute "taxable Canadian property" to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of shares of the Corporation at any time within the sixty-month period that ends at the particular time. Non-resident

Holders for whom Subscription Receipts or Common Shares may constitute taxable Canadian property should consult their own tax advisors.

THE ADDAX AND ORYX GROUP LTD.

AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 110,000,100 Common Shares representing approximately 78.5 per cent of the 140,100,100 issued and outstanding Common Shares.

In May 2006 AOG held an extraordinary meeting of its shareholders and proposed a reorganization of AOG (the "**Reorganization**") that provided AOG shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. AOG shareholders agreed to exchange AOG shares for approximately 45 million Common Shares. Such Common Shares will be transferred in equal installments over a five month period commencing in August 2006. AOG shareholders entitled to approximately 70% of these shares (representing approximately 31.5 million Common Shares) have agreed to defer delivery of any Common Shares pursuant to the Reorganization for a period of 90 days after the closing of this offering.

Following the Reorganization (but not taking into account any Common Shares issued pursuant to the offering) the shareholding percentage of AOG in the Corporation will be reduced to approximately 45% (or to approximately 65 million Common Shares). AOG has agreed not to offer or sell any Common Shares (or issue, offer or sell any securities giving the right to acquire Common Shares) without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld, or agree to or announce the intention to do so at any time prior to the date which is 90 days after the closing of this offering.

RISK FACTORS

An investment in the securities of the Corporation involves a high degree of risk. An investor should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference into this short form prospectus including the *pro forma* consolidated financial statements set forth in Appendix "A" before purchasing any of the Subscription Receipts hereunder. In addition to historical information, the information in this short form prospectus contains "forward looking" statements about the Corporation's future business and performance. See "Reader Advisory Regarding Forward Looking Statements." The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this short form prospectus. Risk factors relating to the Corporation's business assume the Arrangement is completed and include risks related to the Acquired Business. Accordingly, references to the "Corporation" under this "Risk Factors" section of the prospectus shall include and be deemed to include a reference to the Acquired Business, unless the context requires otherwise. The risks below address the material factors that management believes may affect, among other things, the Corporation's future operating results and financial performance.

Risks Relating to the Acquisition

The Arrangement may not be consummated or may not be consummated in accordance with its terms

The Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement by a requisite number of votes cast by holders of Class A Shares and Class B Shares of Pan-Ocean Energy, each voting as a separate class, the approval of the Royal Court of Jersey, and majority of the minority approval of each class. If the conditions to the Arrangement are not satisfied on or before October 31, 2006 or such later date as may be agreed by the Corporation and Pan-Ocean Energy, the Arrangement Agreement will be terminated, in which case the Arrangement will not be completed. Neither the Corporation nor Pan-Ocean Energy are obligated to extend the period for the satisfaction or waiver of the conditions to the Arrangement beyond October 31, 2006.

Should the Arrangement not be completed, the Corporation would not realize the anticipated benefits of the Arrangement including the additional growth opportunities provided by the Acquired Business. An investor should recognize that the conditions to the Arrangement may not be satisfied and the Arrangement may not be completed. In addition, the Corporation may be required to increase the consideration offered in the event it determines to exercise the right to match in accordance with the terms of the Arrangement Agreement, and this may increase the indebtedness of the Corporation and may also reduce its available cash flow.

The Corporation may not realize the anticipated benefits of the Acquisition.

The Corporation may not be able to realize the anticipated benefits of the Acquisition which could negatively impact, among other things, the growth opportunities by the Corporation and the market price of the Common Shares. The operations of the Corporation and PanAfrican may not be integrated in an efficient or effective manner and the integration of PanAfrican and the Corporation will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and costs.

There may be undisclosed liabilities associated with the Acquisition.

In connection with the Acquisition, there may be liabilities or deficiencies associated with PanAfrican, Pan-Ocean UK and/or their assets, including environmental or tax liabilities, that Addax Petroleum has not identified in its due diligence or was unable to quantify in its due diligence conducted in respect of the Acquisition. Under the Arrangement Agreement, Addax Petroleum is not indemnified for these liabilities or deficiencies. Any such material liabilities or deficiencies could have a material adverse affect on the Corporation's business, financial condition (financial or otherwise) or future prospects.

There is currently no market for Subscription Receipts.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this short form prospectus.

The Corporation's indebtedness could adversely affect its ability to operate its business.

Addax Petroleum will incur and assume additional debt obligations in connection with the Acquisition, with a significant portion of the purchase price being funded through the Acquisition Facility. As a result, the Corporation will have significant debt service obligations which may limit its flexibility to, and may impose significant restrictions on, the Corporation's operations and business. The Corporation's indebtedness and the terms of its existing or future credit agreements or other instruments governing its indebtedness also could make it more difficult for the Corporation to satisfy its other debt covenants and debt service, lease payment and contractual and other obligations. The Corporation's indebtedness also may increase its vulnerability to general adverse economic and industry conditions and limit its ability to obtain additional financing, to fund existing projects and additional exploration or development projects or opportunities, working capital, capital expenditures or other general corporate requirements. The Corporation's debt service obligations will reduce the availability of cash flow from operations that the Corporation can use for other purposes and may limit flexibility in planning for, or reacting to, changes in the Corporation's business, the oil and gas industry or oil prices. These restrictions and limitations may place the Corporation at a disadvantage compared to competitors with relatively lower amounts of debt and could have a material and adverse impact on the Corporation and its financial performance.

The Acquisition Facility could adversely affect the Corporation and dilute shareholders.

The Acquisition Facility will need to be repaid or refinanced in a relatively short period of time and the Corporation may be required to raise additional capital to do so. This capital raising may involve additional issuances of equity or other securities which may have a dilutive effect on the existing shareholders of the Corporation and may also substantially decrease the market price of the Common Shares. The Acquisition Facility may restrict the Corporation from taking certain actions, including the ability to declare dividends, or may limit the amount of such dividends, and may limit the ability of the Corporation to pursue certain opportunities which may be beneficial or necessary for the growth and/or sustainability of its business. If the Corporation is unable to repay or refinance the Acquisition Facility as required or is in default under the Acquisition Facility, this may have a material and adverse effect on the Corporation and its financial performance.

Risks Related to the Business of the Corporation

There are numerous risks relating to the nature of the Corporation's Business.

There are numerous factors which may affect the success of the Corporation's business which are beyond its control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain countries have exposed it to risks which may not exist for operations in North America such as political and currency risks and the Corporation may be exposed to additional risks in the future.

This business of the Corporation is subject to operating hazards and uninsured risks.

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions,

fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The offshore drilling conducted by the Corporation over seas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Oil and gas operations and production are subject to numerous risks.

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

There is no guarantee that the Corporation has or will continue to have good title to its properties.

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and

with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

PanAfrican is in the process of constructing an export pipeline to ease production constraints from its Tsiengui property. The failure to complete the pipeline on time, or at all, could have a significant effect on the Corporation's aggregate production.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental

problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. the Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc and on completion of the Acquisition, the CFA Franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria and, upon completion of the Acquisition, Gabon. It is also currently pursuing exploration and development activities in Cameroon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum

had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria, Gabon and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions,

whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The legislative framework of the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in the Kurdistan Region of Iraq.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the *Iran and Libya Sanctions Act* ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

As of the date of this prospectus, AOG owns 110,000,100 Common Shares and controls approximately 78.5 per cent of the aggregate voting shares of the Corporation prior to giving effect to this offering and prior to giving effect to the Reorganization which allows AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. After giving effect to the Reorganization but prior to giving effect to the offering, it is likely that AOG will have sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the Reorganization, AOG shareholders have agreed to defer delivery of any of the approximately 45 million Common Shares to be delivered pursuant to the Reorganization to them for a period of 90 days after the closing of this offering. In addition, AOG has agreed not to sell any Common Shares (or any securities giving the right to

acquire Common Shares) for a period of 90 days after the closing of the offering without the prior consent of RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and Scotia Capital Inc., which consent may not be unreasonably withheld. The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the restrictions above. In addition, AOG or the Underwriters may choose to waive enforcement of such lock-ups. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, as of the date of this prospectus, the Subscription Receipts offered hereby and the Common Shares issued on the conversion of the Subscription Receipts, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan, in each case within the meaning of the Tax Act, provided that (i) in the case of the Subscription Receipts, the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or subscriber under the governing plan of the plan trust for such plans; and (ii) the Common Shares are listed, or would become listed upon issue, on a prescribed stock exchange (which includes the TSX).

LEGAL PROCEEDINGS

Addax Petroleum is not a party to, nor are any its respective properties subject to, any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP counsel to Underwriters, Netherland, Sewell & Associates, Inc., McDaniel & Associates Consultants Ltd. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum or any of its respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Subscription Receipts) less than one per cent of the securities of Addax Petroleum and its respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or of any of its respective associates or affiliates.

Deloitte & Touche LLP are independent with respect to Addax Petroleum within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Such additional information is not, and will not be deemed to be, incorporated by reference into this prospectus except as and only to the extent explicitly provided for under the heading "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of **Addax Petroleum Corporation**:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "APC" to the unaudited consolidated financial statements of the Corporation as at March 31, 2006 and for the three months then ended, and to the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PanAfrican" to the unaudited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and for the year then ended, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

4. The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the securities regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "PanAfrican" as at March 31, 2006 and for the three months ended March 31, 2006, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August 10, 2006

(signed) Deloitte & Touche LLP
Chartered Accountants

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
ASSETS				
Current				
Cash and cash equivalents	249,223	19,105	(233,275)	35,053
Accounts receivable	123,107	21,532	-	144,639
Inventories	89,476	3,156	-	92,632
Prepaid expenses	35,345	-	-	35,345
Total Current Assets	**497,151**	**43,793**	**(233,275)**	**307,669**
Future income taxes	137,267	-	-	137,267
Deferred financing charges	4,355	-	-	4,355
Goodwill	-	-	934,010	934,010
Property, plant and equipment	612,300	201,664	506,036	1,320,000
	753,922	**201,664**	**1,440,046**	**2,395,632**
TOTAL	**1,251,073**	**245,457**	**1,206,771**	**2,703,301**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	293,183	35,781	-	328,964
Income taxes payable	215,623	3,354	-	218,977
Total Current Liabilities	**508,806**	**39,135**	-	**547,941**
Asset retirement obligations	25,834	19,002	-	44,836
Future income taxes	80,266	10,603	183,763	274,632
Other long-term liabilities	8,423	-	-	8,423
Long-term debt	-	-	900,000	900,000
	114,523	**29,605**	**1,083,763**	**1,227,891**
Shareholders' equity				
Share capital	391,060	-	299,725	690,785
Retained earnings	236,684	176,717	(176,717)	236,684
	627,744	**176,717**	**123,008**	**927,469**
	1,251,073	**245,457**	**1,206,771**	**2,703,301**

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2006
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	394,161	59,626	-	453,787
Royalties	(73,268)	(11,395)	-	(84,663)
Net sales	320,893	48,231	-	369,124
Other income	1,233	130	-	1,363
Total net revenue	**322,126**	**48,361**	**-**	**370,487**
EXPENSES				
Operating	47,269	10,700	-	57,969
General and administrative	3,276	1,165	-	4,441
Pre-acquisition	11,912	-	-	11,912
Interest on long-term debt	1,209	-	18,000	18,000
Other interest and finance charges	(362)	255	-	(107)
Depletion, depreciation and accretion	57,447	9,692	10,603	77,742
Foreign exchange loss (gain)	57	362	-	419
Total expenses	**120,808**	**22,174**	**28,603**	**171,585**
Income before provision for income taxes	**201,318**	**26,187**	**(28,603)**	**198,902**
Provision for income taxes				
Current	(84,109)	(11,006)	-	(95,115)
Future	(60,710)	(475)	3,711	(57,474)
	(144,819)	(11,481)	3,711	(152,589)
Net income	**56,499**	**14,706**	**(24,892)**	**46,313**
Earnings per share basic and diluted (note 3)				0.30

ADDAX PETROLEUM CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(US $000's)
(unaudited)

	APC	PanAfrican	Pro Forma Adjustments	Pro Forma
REVENUE				
Petroleum sales	1,219,128	177,571	-	1,396,699
Royalties	(211,005)	(38,367)	-	(249,372)
Net sales	1,008,123	139,204	-	1,147,327
Other income	5,032	208	-	5,240
Total net revenue	**1,013,155**	**139,412**	-	**1,152,567**
EXPENSES				
Operating	152,704	34,445	-	187,149
General and administrative	16,495	4,763	-	21,258
Pre-Acquisition expense	16,336	-	-	16,336
Interest on long-term debt	3,638	-	62,750	66,388
Other interest and finance charges	1,279	-	-	1,279
Depletion, depreciation and accretion	170,298	21,140	45,470	236,908
Impairment of property, plant and equipment	3,162	-	-	3,162
Foreign exchange loss (gain)	204	(697)	-	(493)
Total expenses	**364,116**	**59,651**	**108,220**	**531,987**
Income before provision for income taxes	**649,039**	**79,761**	**(108,220)**	**620,580**
Provision for income taxes				
Current	(349,057)	(29,151)	-	(378,208)
Future	(93,912)	(5,094)	15,915	(83,091)
	(442,969)	(34,245)	15,915	(461,299)
Net income	**206,070**	**45,516**	(92,306)	159,281

Earnings per share basic and diluted (note 3) 1.04

Addax Petroleum Corporation
Notes to Pro Forma Consolidated Financial Statements
December 31, 2005 and March 31, 2006
(unaudited)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2005 (collectively, the "**pro forma financial statements**") of Addax Petroleum Corporation ("the **Corporation**" or "**APC**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a prospectus relating to the offering of subscription receipts of the Corporation.

The pro forma financial statements have been prepared from and should be read in conjunction with the:

- Audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005;
- Unaudited consolidated financial statements of the Corporation as at March 31, 2006 and 2005 and for the three month periods ended March 31, 2006 and 2005;
- Audited consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited ("**PanAfrican**") as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004; and
- Unaudited consolidated financial statements of PanAfrican as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those used in the preparation of Addax Petroleum N.V.'s audited consolidated financial statements as at and for the year ended December 31, 2005. As a result of the acquisition of Addax Petroleum N.V. by the Corporation on February 16, 2006, the historical financial statements of the Corporation are those of Addax Petroleum N.V.

Other information which was available at the time of preparation of the pro forma financial statements has also been considered. In the opinion of management, these pro forma financial statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the pro forma financial statements are not necessarily indicative of the results of operations expected in future periods.

2. Pro forma adjustments

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006, while the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the following transactions as if they had occurred on January 1, 2005:

2.1 Issuance of 13,000,000 common shares of the Corporation on conversion of 13,000,000 subscription receipts for net proceeds of $299.7 million.

2.2 Assumption of $900,000,000 in debt.

2.3 Acquisition of all the outstanding shares of PanAfrican for $1.433 billion financed from the proceeds discussed in 2.1 and 2.2 above as well as available cash in the Corporation.

2.4 Depletion and future income taxes are adjusted for the fair value increase of property, plant and equipment in PanAfrican as a result of the acquisition described in 2.3 above. The preliminary purchase price allocation is as follows: current assets $43,793; goodwill $934,010; property plant and equipment $707,700; current liabilities ($39,135); asset retirement obligation ($19,002); and future income taxes ($194,366).

2.5 Interest expense is adjusted for the increase in debt described in 2.2 above.

3. Earnings per share

Pro forma earnings per share for the three months ended March 31, 2006 and year ended December 31, 2005 have been calculated using 153.1 million common shares outstanding.

APPENDIX "B"
AUDITED ANNUAL FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated income statements, changes in shareholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
August 8, 2006

Consolidated Income Statements

(US$000)	Note	Year ended 31 December 2005	Year ended 31 December 2004
REVENUES			
Gross revenue		**177,571**	113,452
Royalties and burdens		**(38,367)**	(20,908)
Other income		**208**	96
Net revenues	4	**139,412**	92,640
EXPENSES			
Operating		**(24,574)**	(19,723)
Production sharing		**(3,507)**	(2,245)
Transportation and selling		**(6,364)**	(5,666)
General and administrative		**(4,763)**	(5,230)
Foreign exchange gain (loss)		**697**	(403)
Depletion, depreciation and accretion		**(21,140)**	(17,509)
PROFIT BEFORE INCOME TAXES		**79,761**	41,864
INCOME TAXES	5		
Current		**(29,151)**	(11,950)
Deferred		**(5,094)**	(5,034)
		(34,245)	(16,984)
PROFIT FOR THE YEAR		**45,516**	24,880

See accompanying Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

(US$000)	Note	As at 31 December 2005	As at 31 December 2004
ASSETS			
Current assets			
Cash and cash equivalents		**25,773**	15,553
Trade and other receivables		**14,948**	28,986
Inventories	6	**6,905**	2,981
		47,626	47,520
Non current assets			
Petroleum and natural gas properties	7	**186,382**	103,402
		234,008	150,922
LIABILITIES			
Current liabilities			
Trade and other payables		**43,185**	24,247
Non current liabilities			
Deferred taxation	5	**10,128**	5,034
Provision for abandonment	8	**18,684**	5,146
SHAREHOLDERS' EQUITY			
Capital stock	10	**-**	-
Reserves		**162,011**	116,495
		162,011	116,495
Subsequent event (note 14)			
Commitments (note 11)			
		234,008	150,922

See accompanying Notes to the Consolidated Financial Statements

The Consolidated Financial Statements were approved by the Board on 28th July 2006

(Signed) *"Stephen Huckerby"*
Director

(Signed) *"Paul Keyes"*
Director

Consolidated Statements of Cash Flows

(US$000)	Year ended 31 December 2005	Year ended 31 December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**45,516**	24,880
Adjustments for:		
Depletion, depreciation and accretion	**21,140**	17,509
Deferred taxation	**5,094**	5,034
Funds from operations before working capital changes	**71,750**	47,423
Decrease in trade and other receivables	**14,038**	3,899
Increase in inventories	**(2,159)**	(826)
Increase (decrease) in trade and other payables	**13,076**	(2,370)
Net cash from operating activities	**96,705**	48,126
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(92,347)**	(38,973)
Increase in trade and other payables	**5,862**	14,381
Distribution to former subsidiary	**-**	(1,997)
Dividend paid to parent	**-**	(3,199)
Net cash used in investing activities	**(86,485)**	(29,788)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing loan	**-**	(9,285)
Net cash provided by financing activities	**-**	(9,285)
Net change in cash and cash equivalents	**10,220**	9,053
Cash and cash equivalents at start of year	**15,553**	6,500
Cash and cash equivalents at end of year	**25,773**	15,553

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Changes in Shareholder's Equity

(US$000)	Note	Capital Reserve	Profit	Total
Balance as at 1 January 2004	10	91,533	3,281	94,814
Dividend		-	(3,199)	(3,199)
Profit to 6th August 2004		-	11,341	11,341
Balance as at 6 August 2004		**91,533**	**11,423**	**102,956**
Profit for the period from 6th August to 31 December 2004		-	13,539	13,539
Balance as at 1 January 2005		**91,533**	**24,962**	**116,495**
Profit for the year		-	45,516	45,516
Balance as at 31 December 2005		**91,533**	**70,478**	**162,011**

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

PanAfrican Energy Corporation (Mauritius) Limited ("PAEM" or the "Company") is an international energy company engaged in the exploration, production and marketing of oil and natural gas. The Company is incorporated and registered in Mauritius. On behalf of the Board, the Consolidated Financial Statements were approved on 28th July 2006.

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

1. BASIS OF PREPARATION

The Consolidated Financial Statements of the Company and its subsidiaries are measured and presented in US dollars on the basis that this reflects the currency in which the main operating cash flows arise. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

a) Basis of consolidation

(i)The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The Consolidated Financial Statements are prepared on the historical cost basis and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	**Registered in:**
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

(ii) Transactions eliminated upon consolidation

Inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, are eliminated in preparing the Consolidated Financial Statements.

b) Foreign currency

Foreign currency transactions are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Non-monetary items are translated at historic rates, unless such items are carried at market value, in which case they are translated using the exchange rates that existed when the values were determined. Any resulting exchange rate differences are taken to the income statement.

c) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs are accumulated in the Company's one cost centre, Gabon Africa.

These capitalized costs together with production and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved petroleum and gas reserves as determined by independent reservoir engineers. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the lower of cost and market of unproved properties. A risk free interest rate is used to arrive at the net present value of future cash flows. The carrying value of petroleum and natural gas properties in excess of the future cash flows is recorded as a permanent impairment.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Substantially all exploration and production activities are conducted jointly with others. Accordingly, the accounts reflect only the Company's proportionate interest in such activities.

d) Depreciation

Depreciation in respect of non-petroleum assets is charged to the income statement on a straight-line basis over the estimated useful economic lives of each class of asset. Land is not depreciated. The estimated useful lives are as follows:

Leasehold improvements	Over Remaining life of the lease
Plant and equipment	3 years
Computer equipment	3 years
Motor Vehicles	3 years
Office fixture and fittings	4 years

e) Inventories

The Company recognises oil inventory held in storage tanks at the fields, together with any oil in transit to the terminal or point of sale. They are valued at the lower of cost and net realisable value. The cost of inventory relates to the direct cost of production on an actual basis, together with the associated level of depletion and amortisation on a cost per barrel basis.

f) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less.

h) Pension

The Company does not operate a pension plan, although it does make defined contributions to employee's personal plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

i) Provision for abandonment

The Company uses the fair value method to provide for asset retirement obligations. The fair value of an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is recorded as a long-term liability, with a corresponding increase in the carrying value of the associated asset. The capitalized amount is depleted on a unit-of-production basis. The liability amount is increased each reporting period due to the passage of time with this accretion charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the asset retirement obligation. Actual asset retirement expenditures are charged against the liability to the extent of the liability recorded. Any difference between the actual costs incurred and the amount of the liability recorded is recognized as a gain or loss in earnings in the period the costs are incurred.

j) Revenue, royalties and production sharing contracts

The Company recognises revenue from crude oil and natural gas sales with a transfer of title effected upon delivery of its working interest volumes to the buyer. In the case of revenue derived from a pilot project, the revenue received is offset against the project's non-depreciable asset base.

Substantially all the Company's revenue is shared under the terms of the various Production Sharing Contracts ("PSC") with the Republic of Gabon as represented by the Ministry of Mines, Energy and Petroleum. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). The government's share of operating costs are recorded in operating expense when incurred and capital costs are recorded in Property, Plant & Equipment and are depleted using the unit-of-production method. Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of Gabon. All other government interests, other than income taxes, are considered to be government royalties and burdens.

k) Taxation

Deferred taxation is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

m) Joint interest operations

It is standard industry practice to conduct petroleum and natural gas operations jointly with other exploration and production companies and, accordingly, the Company only reflects its proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3. ACQUISITION

On the 6th August 2004, the Company issued shares in exchange for the Gabonese operations of PanOcean Energy Corporation Limited. The financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from PanOcean Energy Corporation Limited as if the Company had operated as a stand-alone entity subject to PanOcean Energy Corporation Limited control prior to August 6th, 2004.

	Book value at acquisition
Petroleum and natural gas properties	86,921
Inventories	2,263
Trade and other receivables	35,304
Cash	7,338
Current liabilities	(18,688)
Provision for abandonment	(4,988)
Deferred tax provision	(3,531)
Interest bearing loan	(1,663)
Equity in net assets acquired	102,956

4. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon.

Major customers
Substantially all of the Company's gross revenues are comprised of sales to two major crude oil buyers which accounted for 91% (2004: 86%) of crude oil sales. At December 31, 2005, $11 million (2004: $19.9 million) of the Company's trade receivables are receivable from these two companies.

5. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	2005	2004
Profit before taxation	**79,761**	41,864
Provision for income taxes calculated at the statutory rate	**27,916**	14,652
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**4,623**	1,121
Other operating income	**(73)**	(34)
General and administrative	**1,913**	1,886
Foreign exchange	**(134)**	141
Recognition of previuosly unrecorded deferred tax assets	-	(782)
Tax provision	**34,245**	16,984

The deferred income tax liability includes the following temporary differences:

	2005	2004
Differences between tax bases and carrying value of petroleum properties	**(10,128)**	(5,034)

6. INVENTORIES

The inventory relates to physical oil inventories and consists of 248,000 barrels of oil at 31 December 2005 (2004: 232,000 barrels) being the Company's share of oil inventories held at the Obangue storage facility, on the Etame floating production storage offloading vessel and on the Remboué tanker.

7. PETROLEUM AND NATURAL GAS PROPERTIES

As at 31 December 2005 petroleum and natural gas property costs included an amount of $28.0 million (2004: $23.4 million), which has been excluded from the depletion calculations. The 2005 costs relate to the Iris/Themis and Awoun concessions, while the 2004 costs related to the Maghena and Awoun concessions. The ability of the Company to recover costs incurred on its pre–production stage activities on these properties is dependent on the future commercial production from these projects. General and administrative costs of $0.9 million (2004: $0.5 million) have been capitalised during the year.

It is estimated by the Company's independent petroleum engineers that in order to bring the total proved reserves to production, a total of $182 million of future development costs will be incurred.

The table below shows the Company's petroleum and natural gas properties and related equipment.

	GABON	NON PETROLEUM ASSETS	TOTAL
COSTS			
As at 1 January 2005	169,547	435	169,982
Additions	91,748	599	92,347
Increase in abandonment	13,120	-	13,120
As at 31 December 2005	**274,415**	**1,034**	**275,449**
DEPRECIATION			
As at 1 January 2005	66,493	87	66,580
Charge in period - depletion	22,198	-	22,198
Charge in period - depreciation	-	289	289
As at 31 December 2005	**88,691**	**376**	**89,067**
NET BOOK VALUE			
As at 1 January 2005	103,054	348	103,402
As at 31 December 2005	185,724	**658**	**186,382**

	LEASEHOLD LAND AND BUILDINGS	FIXTURES AND FITTINGS	MOTOR VEHICLES	PLANT AND EQUIPMENT	COMPUTER EQUIPMENT	TOTAL
COSTS						
As at 1 January 2005	13	18	262	46	96	435
Additions	99	8	406	2	84	599
As at 31 December 2005	**112**	**26**	**668**	**48**	**180**	**1,034**
DEPRECIATION						
As at 1 January 2005	-	4	41	15	27	87
Charge in the period	-	10	183	33	63	289
As at 31 December 2005	**-**	**14**	**224**	**48**	**90**	**376**
NET BOOK VALUE						
As at 1 January 2005	13	14	221	31	69	348
As at 31 December 2005	**112**	**12**	**444**	**-**	**90**	**658**

8. PROVISION FOR ABANDONMENT

	2005	2004
Balance at beginning of year	**5,146**	4,766
Increase during the year	**13,120**	-
Accretion	**418**	380
Balance as at end of year	**18,684**	5,146

A provision of $18.7 million has been recognised for future decommissioning costs. Increases in abandonment costs of $13.1 million have been recognised for future decommissioning costs relating to Tsiengui, Obangue, Etame and Awoun. The costs are expected to be incurred in 2008 to 2019. The provision has been based on internal engineering estimates and regulations in effect at the period end, using current prices inflated at 3% per annum and discounted using a rate of 8%. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at 31 December 2005 is $27.1 million (2004: $14.1 million).

9. FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. The Company monitors these risks and periodically may enter into financial instruments to manage its exposure to these risks.

As at 31 December 2005 and as at the date hereof, the Company held no derivative instruments, long-term sales contracts or other contracts for delivery and accordingly the carrying amounts and estimated fair values were nil.

Credit risk
Substantially all the accounts receivable are due from customers in the oil and gas industry and are subject to normal credit risks.

Foreign currency risk
The Company's exposure to foreign currency risk is limited to exchange rate fluctuations on foreign currency cash and outstanding payable balances.

Fair values
Financial instruments of the Company carried on the balance sheet consist mainly of current assets, current liabilities. There were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short term to maturity.

10. CAPITAL STOCK

	2005			2004		
Number of shares	Authorised	Issued	Valuation at par value	Authorised	Issued	Valuation at par value
Common Shares						
As at 1 January and 31 December	2	2	2	2	2	2

All of the common shares are owned by Pan-Ocean Energy Corporation Limited, the ultimate Parent Company. The common shares have been recorded at their par value of $1. There where no changes in the capital stock of the Company in 2005.

11. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	22,901	18,784	4,117	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($4.1 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $7.4 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $2.3 million.

12. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Sumburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon.

13. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at December 31, 2005 a total of $10.4 million was due to Pan-Ocean Energy Corporation Limited (2004 : $19.9 million was due from Pan-Ocean Energy Corporation Limited) The balance due to Pan-Ocean Energy Corporation Limited is non interest bearing and has no specific terms for repayment.

During 2005 PanOcean repaid the $19.9 million. The $10.4 million relates to charges for services from the Pan-Ocean entities of $3.9 million (2004: $3.2 million), together with the direct funding to Gabon of $1.6 million (2004: $nil), direct payment of the Energy package insurance premium of $1.3 million (2004: $nil) and the acquisition of the Iris and Themis permits for $3.6 million (2004: $nil). The balance of the 2004 $19.9 million related to the prior periods funding of Pan-Ocean's operations by the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to between the related parties.

14. SUBSEQUENT EVENT

On July 20, 2006 Pan-Ocean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, for cash consideration of Cdn. $1.605 billion.

APPENDIX "C"
UNAUDITED INTERIM FINANCIAL STATEMENTS
OF
PANAFRICAN ENERGY CORPORATION (MAURITIUS) LIMITED

Consolidated Income Statements (Unaudited)

(US$000)	Note	Three Months Ended 31 March 2006	Three Months Ended 31 March 2005
REVENUES			
Gross revenue		**59,626**	42,336
Royalties and burdens		**(11,395)**	(12,089)
Other income		**130**	51
Net revenues		**48,361**	30,298
EXPENSES			
Operating		**(8,125)**	(5,422)
Production sharing		**(937)**	(1,063)
Transportation and selling		**(1,638)**	(1,155)
General and administrative		**(1,165)**	(1,029)
Financing costs and similar charges		**(255)**	-
Foreign exchange gain (loss)		**(362)**	23
Depletion, depreciation and accretion		**(9,692)**	(5,569)
PROFIT BEFORE INCOMES TAXES		**26,187**	16,083
INCOME TAXES	**2**		
Current		**(11,006)**	(7,260)
Deferred		**(475)**	(787)
		(11,481)	(8,047)
PROFIT FOR THE PERIOD		**14,706**	8,036

Consolidated Balance Sheets (Unaudited)

(US$000)	Note	As at 31 March 2006	As at 31 December 2005
ASSETS			
Current assets			
Cash and cash equivalents		**19,105**	25,773
Trade and other receivables		**21,532**	14,948
Inventories		**3,156**	6,905
		43,793	47,626
Non current assets			
Petroleum and natural gas properties	3	**201,664**	186,382
		245,457	234,008
LIABILITIES			
Current liabilities			
Trade and other payables		**39,135**	43,185
Non current liabilities			
Deferred taxation	2	**10,603**	10,128
Provision for abandonment		**19,002**	18,684
SHAREHOLDER'S EQUITY			
Capital stock		**-**	-
Reserves		**176,717**	162,011
		176,717	162,011
Subsequent event (Note 5)			
Commitments (Note 3)			
		245,457	234,008

Consolidated Statements of Cash Flows (Unaudited)

(US$000)	**Three Months ended 31 March 2006**	Three Months ended 31 March 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	**14,706**	7,959
Adjustments for:		
Depletion, depreciation and accretion	**9,692**	5,569
Deferred taxation	**475**	787
Funds from operations before working capital changes	**24,873**	14,315
Decrease in trade and other receivables	**(6,584)**	(15,370)
Increase in inventories	**2,098**	283
Increase in trade and other payables	**5,353**	3,388
Net cash from operating activities	**25,740**	2,616
CASH FLOWS FROM INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(23,005)**	(6,675)
(Decrease) Increase in trade and other payables	**(9,403)**	998
Net cash used in investing activities	**(32,408)**	(5,677)
Net change in cash and cash equivalents	**(6,668)**	(3,061)
Cash and cash equivalents at start of period	**25,773**	15,553
Cash and cash equivalents at end of period	**19,105**	12,492

Consolidated Statements of Changes in Shareholders Equity (Unaudited)

(US$000)	Share Capital	Capital Reserve	Accumulated Profit	Total
Balance as at 1 January 2006	-	91,533	70,478	162,011
Profit for the period	-	-	14,706	14,706
Balance as at 31 March 2006	**-**	**91,533**	**85,184**	**176,717**

Notes to the Consolidated Financial Statements

(tabular amounts in US$000, except where noted)

Basis of preparation

PanAfrican Energy Corporation (Mauritius) Limited is a wholly owned subsidiary of Pan-Ocean Energy Corporation Limited.The consolidated financial statements of PanAfrican Energy Corporation (Mauritius) Limited (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used and disclosed in the audited consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the audited financial statements. These audited consolidated interim financial statements include all adjustments necessary to present fairly the results for the interim period ended March 31, 2006. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries;

Subsidiary	Registered in:
PANAFRICAN NZE Inc. S.A.	Gabon
PANAFRICAN REMBOUE Inc. S.A	Gabon
PANAFRICAN MAGHENA Inc. S.A.R.L	Gabon
PANAFRICAN ETAME INC.	British Virgin Islands
PANAFRICAN AWOUN INC.	British Virgin Islands
PANAFRICAN IRIS INC.	British Virgin Islands
PANAFRICAN THEMIS INC.	British Virgin Islands

1. SEGMENTAL REPORTING

The Company has only one operating segment, being the exploration, production and marketing of oil and natural gas in Gabon. All revenue is earned from this operating segment. Substantially all capital assets are located in Gabon:

Major customers
Substantially all of the Company's gross revenue are comprised of sales to two major crude oil buyers which accounted for 93% (2005: 95%) of crude oil sales. At March 31, 2006, $19.3 million (2005 : $20.4 million) of the Company's trade receivables are receivable from these two companies.

2. TAXATION

All of the Company's tax relates to its operations in Gabon, where the corporate tax rate is 35%. The Company settles its obligations in Gabon through its PSC arrangements in that country.

	31st March 2006	31st March 2005
Profit before taxation	**26,187**	16,083
Provision for income taxes calculated at the statutory rate	**9,166**	5,629
Add (deduct) the tax effect of:		
Non-deductible royalties and revenue burdens	**1,605**	2,006
Other operating income	**(46)**	(18)
General and administrative	**630**	431
Foreign exchange	**127**	(1)
Tax provision	**11,482**	8,047

The deferred income tax liability includes the following temporary differences:

	31st March 2006	31st March 2005
Differences between tax bases and carrying value of petroleum properties	**(10,603)**	(5,821)

3. COMMITMENTS.

The following is a summary of the Company's commitments detailing payments due for each of the next five years and thereafter.

	Total	Less than one year	1-3 years	4-5 years	after 5 years
Commitments	19,002	16,433	2,569	-	-

The Company has the following commitments:

> 31.36% share of the Etame charter payments, which are $6.2 million per annum ($2.6 milion in years 1-3).

> 25.71% share of the Themis offshore exploration well, to be drilled in November 2006, of $2.9 million.

> Rig hire contract, to date of first extension at 31 October 2006, of $5.6 million.

>Contract for the construction of the Tsiengui to Coucal pipeline of $1.7 million.

4. CONTINGENT LIABILITIES

Under the acquisition of the interest of the Iris and Themis permits from Sumburnt Downs Co. Pty Ltd in April 2005, there are further purchase considerations due in relation to each block of up to $2 million Australian dollars respectively:

(i) $1 million Australian dollars in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

(ii) $1 million Australian dollars following the granting of an exploitation licence by the Republic of Gabon

5. ULTIMATE PARENT UNDERTAKING

The ultimate parent undertaking of the Company is Pan-Ocean Energy Corporation Limited, a company registered in Jersey, Channel Islands. As at March 31, 2006 a total of $17.3 million was due to Pan-Ocean Energy Corporation Limited (2005: a total of $18.0 million was due from Pan-Ocean Energy Corporation Limited.) The $18.0 million was repaid during 2005. The balance due to Pan-Ocean Energy Corporation Limited is non interest bearing and has no specific terms for repayment.

The $17.3 million, relates to charges from the Pan-Ocean entities for finance and technical services of $1.1 million (2005: $0.9 million), recharge for the Energy package insurance premium of $4.6 million (2005: $1.3 million), direct payment of a joint venture billing statement of $3.7 million (2005 :$nil) and inter-company funding of $6.1 million. The balance of $17.3 million relates to services recharged from 2005 remaining unpaid as at March 31, 2006. The balance of the 2005 $18 million related to the prior periods funding of Pan-Ocean's operations by the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to between the related parties.

6. SUBSEQUENT EVENT

On July 20, 2006 Pan-Ocean Energy Corporation Limited entered into an agreement with Addax Petroleum Corporation ("Addax Petroleum") whereby Addax Petroleum will acquire 100% of the shares of the PanAfrican Energy Corporation (Mauritius) Limited, for cash consideration of Cdn. $1.605 billion.

AUDITORS' CONSENT

Consent of Deloitte & Touche LLP

We have read the supplemented short form PREP prospectus of Addax Petroleum Corporation (the "Corporation") dated August 10, 2006 qualifying the distribution of subscription receipts of the Corporation (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Prospectus, of our report to the shareholder of the Corporation on the balance sheet of the Corporation as at December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the Prospectus, of our report to the shareholder of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated March 20, 2006.

We also consent to the use through incorporation by reference in the Prospectus, of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of February 7, 2006).

We also consent to the use through incorporation by reference in the Prospectus, of our report to the directors of the Corporation and the directors of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of February 7, 2006).

Calgary, Alberta
August 10, 2006

(Signed) Deloitte & Touche LLP
Chartered Accountants

AUDITORS' CONSENT

Consent of KPMG LLP

We have read the supplemented PREP prospectus of Addax Petroleum Corporation dated August 10, 2006 relating to the sale and issue of subscription receipts. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of PanAfrican Energy Corporation (Mauritius) Limited on the consolidated balance sheets of the PanAfrican Energy Corporation (Mauritius) Limited as at December 31, 2005 and 2004 and the consolidated income statements, changes in shareholder's equity and cash flows for the years then ended. Our report is dated August 8, 2006.

Calgary, Alberta
August 10, 2006

(Signed) KPMG LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: August 10, 2006

This short form prospectus, together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR Chief Executive Officer	(Signed) MICHAEL EBSARY Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY Director	(Signed) STEPHEN PAUL DE HEINRICH Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chairman and Director

CERTIFICATE OF THE UNDERWRITERS

DATED: August 10, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents and information incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	MERRILL LYNCH CANADA INC.	SCOTIA CAPITAL INC.
By: (Signed) Stewart C. Burton	By: (Signed) Robert McKercher	By: (Signed) Mark Herman

CIBC WORLD MARKETS INC.	TD SECURITIES INC.
By: (Signed) Michael W. De Carle	By: (Signed) Gregory B. Saksida
NATIONAL BANK FINANCIAL INC.	UBS SECURITIES CANADA INC.
By: (Signed) Robert B. Wonnacott	By: (Signed) E.T.N. Larkin
BNP PARIBAS (CANADA) SECURITIES INC.	FIRSTENERGY CAPITAL CORP.
By: (Signed) Daniel Grenier	By: (Signed) John S. Chambers
CANACCORD CAPITAL CORPORATION	PETERS & CO. LIMITED
By: (Signed) Timothy J. Hart	By: (Signed) Cameron E. Plewes

ADDAX
PETROLEUM

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States. See "Plan of Distribution".

Initial Public Offering — **SUPPLEMENTED PREP PROSPECTUS** — February 8, 2006

ADDAX PETROLEUM CORPORATION

CDN$409,500,000

21,000,000 Common Shares

Price: CDN$19.50 per Common Share

This prospectus qualifies the distribution of an aggregate of 21,000,000 common shares (the "**Offered Shares**") of Addax Petroleum Corporation. See "Plan of Distribution".

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships in Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The terms of this offering were established by negotiation among RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**"), Addax Petroleum and The Addax and Oryx Group Ltd. ("**AOG**"). **Presently, there is no market through which the common shares of the Corporation (the "Common Shares") may be sold and purchasers may not be able to resell the Offered Shares purchased under this prospectus.** The Toronto Stock Exchange (the "**TSX**") has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before May 3, 2006. See "Risk Factors" for certain considerations relevant to an investment in the Offered Shares.

	Price to the Public	Underwriters' Fees	Net Proceeds to the Corporation(1)
	(CDN$)	(CDN$)	(CDN$)
Per Common Share	19.5000	0.975	18.525
Total Offering(2)	409,500,000	20,475,000	389,025,000

Notes:

(1) Before deducting the expenses of the offering payable by the Corporation, estimated to be CDN$4.5 million, which will be paid by the Corporation out of the proceeds of the offering. CDN$55,575,000 of the net proceeds of this offering will be used to fund the Pre-IPO Transactions. See "Use of Proceeds".

(2) Addax Petroleum Corporation has granted to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable, in whole or in part, at any time until 30 days after closing of this offering, to purchase from the Corporation up to an additional 2,100,000 Common Shares, at the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fees" and "Net Proceeds to the Corporation" (before deducting expenses of the offering) will be CDN$450,450,000, CDN$22,522,500 and CDN$427,927,500, respectively. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to Addax Petroleum N.V. under a revolving credit facility. Consequently, Addax Petroleum may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation. See "Relationship Between the Corporation and RBC Dominion Securities Inc.".

In the opinion of counsel, based on legislation in effect on the date of this prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On closing, a book entry certificate representing the Offered Shares will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS. Shareholders will not receive physical share certificates representing their ownership. A purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Offered Shares are purchased. See "Plan of Distribution". Closing of this offering is expected to occur on or about February 15, 2006, or such later date as the Corporation and the Underwriters may agree, but in any event not later than March 15, 2006.

Except as otherwise indicated in this prospectus, references to "$" and to "dollar" refer to currency of the United States of America and references to oil reserves and production refer to reserves and production calculated on a gross basis.

ADDAX PETROLEUM CORPORATION



Nigeria
OML124
Ngosso
Cameroon
OPL225
OML123
Okwok
OPL90
Eq. Guinea
JDZ Block 4
Kiarsseny
Gabon
Producing Property
Exploration Property
New Venture Opportunity

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and is qualified by, and should be read together with, the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the "Glossary", "Abbreviations" and "Conversions" for the meaning of certain terms used in this prospectus.

Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of Cash Flow From Operations. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of Cash Flow From Operations. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by Netherland, Sewell & Associates, Inc. ("**NSAI**"), independent oil and natural gas reservoir engineers.

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);

– OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and

– OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.

- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

					Average Oil Production		Gross Oil Reserves[2][3]		
Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	October 2005	9 Months Ended September 30, 2005	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. Pursuant to the participation agreement the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI reports Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Operational Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In

addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be transferred to or for the benefit of current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, as well as a Technical and Reserves Committee, comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
		($million)						($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[(1)]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		**419**	**396**	**815**	**77**	**90**	**167**	**275**	**313**	**150**

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 will fund significant infrastructure investment to sustain future production as well as a two-rig drilling program that includes development, infill, extension, appraisal and exploration drilling. These budgeted capital expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006. Capital expenditures for OPL90 and OPL225 are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. These budgeted capital expenditures will fund seismic data acquisition as well as a one-rig drilling program that includes development and exploration drilling.

Capital expenditures for the Corporation's other properties and major new venture opportunities will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

Petroleum Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant price and cost assumptions presented in accordance with NI 51-101. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation. See "Petroleum Reserves and Operational Matters".

Oil Reserves and Future Net Revenue
Based on Forecast Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,186	1,109	1,044	988
Developed Non-Producing	6.0	5.5	179	150	128	111	91	76	64	55
Undeveloped	38.8	35.4	668	564	479	410	96	59	30	6
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**1,372**	**1,244**	**1,138**	**1,049**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	735	599	497	419
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**2,107**	**1,843**	**1,635**	**1,468**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	639	504	405	331
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**2,746**	**2,347**	**2,040**	**1,799**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes				Estimated Net Present Values of Future Net Revenue After Taxes			
			Discounted at				Discounted at			
	Gross	Net	0%	5%	10%	15%	0%	5%	10%	15%
	(mmbbls)		($million)				($million)			
Proved										
Developed Producing	66.6	58.3	2,825	2,565	2,356	2,185	1,335	1,233	1,149	1,078
Developed Non-Producing	6.3	5.7	267	219	183	155	118	97	81	69
Undeveloped	40.5	36.5	1,153	962	812	692	265	200	148	107
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**1,718**	**1,530**	**1,378**	**1,254**
Probable	89.0	74.7	3,545	2,822	2,304	1,922	1,070	852	693	575
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**2,788**	**2,381**	**2,072**	**1,830**
Possible	83.0	66.2	3,401	2,692	2,171	1,781	960	753	602	490
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**3,748**	**3,135**	**2,674**	**2,320**

The estimate of gross reserves means Addax Petroleum's total working interest prior to the deduction of NNPC's share of Profit Oil. The estimate of net reserves includes deductions under the Nigerian Production Sharing Contracts for Royalty Oil and NNPC's share of Profit Oil. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

The "after taxes" figures are the future net revenue estimates after all deductions under the Nigerian Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, Niger Delta Development Commission levy, education tax and tax inversion penalty. The "before taxes" figures only include deductions for Royalty Oil and NNPC's share of Profit Oil. NSAI is of the opinion that the "after taxes" case is representative of the fiscal regime under the Nigerian Production Sharing Contracts.

Selected Financial Information

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30,	As at December 31,	
	2005	2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Property, plant and equipment	471.9	497.7	296.9
Total assets	869.5	616.9	433.6
Long-term debt	100.0	65.0	–
Shareholders' equity	310.3	177.3	143.7

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue from petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.1
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
Historic PER SHARE DATA[(1)(3)]					
Basic and fully diluted net income per share ($/share)	2.80	0.69	1.04	0.39	1.14
Basic and fully diluted CFFO per share ($/share)	5.37	1.97	2.85	1.98	3.07
Pro Forma PER SHARE DATA[(2)(3)]					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL AND OPERATING DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
CFFO	322.2	118.4	171.0	118.6	184.2
Expenditures on property, plant and equipment	276.2	183.0	314.2	154.1	170.4
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All historic per share amounts are calculated on the basis of 60,030,000 outstanding Common Shares of Addax Petroleum N.V., before giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) All Pro Forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

(3) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

The Offering

Offering Price	CDN$19.50 per Common Share.
Offered Shares	21,000,000 Common Shares.
Over-Allotment Option	Addax Petroleum Corporation has granted the Over-Allotment Option to the Underwriters, exercisable in whole or in part, at any time until 30 days after closing, to purchase up to 2,100,000 additional Common Shares on the same terms as set forth in this prospectus to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds	The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$384,525,000 million (CDN$423,427,500 million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of this offering. Of the net proceeds, CDN$328,950,000 will be used to fund the Corporation's 2006 capital expenditure programs and for working capital purposes and CDN$55,575,000 will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and working capital purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions" and "Addax Petroleum — Capital Expenditure Program".
Dividend Policy	Addax Petroleum Corporation intends to declare quarterly cash dividends. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which the Board of Directors may consider relevant at such time including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006. See "Dividends".
Incorporation	Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. The registered office of Addax Petroleum Corporation is located at 3400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9.
Pre-IPO Transactions	Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG, in exchange for 117,000,000 Common Shares and CDN$55,575,000 million. Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Shareholdings Post-Closing	After giving effect to the Pre-IPO Transactions and the closing of this offering, the Corporation will have 138,000,100 Common Shares outstanding, of which 15.2 per cent of the Common Shares will be held by investors under this offering, 77.8 per cent of the Common Shares will be held by AOG and 7.0 per cent of the Common Shares will be held by or on behalf of current and former directors, officers and employees of the Corporation (16.5 per cent, 76.7 per cent and 6.9 per cent if the Over-Allotment Option is exercised in full).
Closing	The closing of this offering is anticipated to occur on or about February 15, 2006 and in any event not later than March 15, 2006.
Eligibility for Investment	Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

Risk Factors

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business and the location of its primary assets and business operations. A prospective investor should consider carefully the risks and uncertainties set out below, in addition to the other information contained in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems to be immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected. See "Risk Factors".

Risks relating to the business of the Corporation

- The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.
- Exploration and development activities are inherently risky and are subject to change.
- Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.
- The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.
- The Corporation's operations are subject to potential losses that may not be covered by insurance.
- The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.
- The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark or tradename of any of those companies could materially adversely affect the business, goodwill or reputation of the Corporation.
- The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.
- The Corporation could be subject to labour or other unplanned production disruptions.
- Future litigation could adversely affect the Corporation's business, results of operations or financial condition.
- The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.
- There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.
- The Corporation is exposed to the risks associated with commodity hedging activities.
- Joint ventures entered into by the Corporation could lead to additional costs.

Risks relating to the petroleum industry

- Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.
- The Corporation could face significant liabilities under environmental laws.
- The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

- The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.
- The Corporation operates in a highly competitive industry.
- The Corporation faces foreign exchange, interest rate and inflation risks.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

- There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.
- Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.
- Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.
- Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.
- The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.
- The Corporation's production may be constrained by production or export quotas.
- US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

Risks relating to the Common Shares

- Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.
- The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.
- Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.
- Investors may face risks related to the Corporation's holding company structure.

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum Corporation**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles;

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean-going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**API**" means the American Petroleum Institute;

"**APS**" means Addax Petroleum Services Ltd., a directly or indirectly wholly owned subsidiary of Addax Petroleum;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**best estimate**" means, in relation to prospective and contingent resources, the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P_{50}/median, or arithmetic average/mean);

"**Block 4**" or "**Block 4 Property**" means the property located in the north end of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum Corporation;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**BP**" means BP p.l.c. together with all of its subsidiaries;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**")

Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities Limited;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non-cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From Operations measures presented in this prospectus may not be comparable to other similarily titled measures of other companies. See "Presentation of Financial Information";

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**CIP Policy**" has the meaning given to it under the heading "Petroleum Reserves and Operational Matters — Insurance";

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum Corporation;

"**Common Share Incentive Plan**" means the incentive share ownership plan that Addax Petroleum Corporation plans to adopt, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation;

"**ConocoPhillips**" means ConocoPhillips Company together with all of its subsidiaries;

"**contingent resources**" means the best estimate quantities of oil or gas estimated at a given date to be potentially recoverable from known accumulations but that are not currently economic;

"**Corporation**" or "**Addax Petroleum**" means (i) before the closing of this offering, APNV, together with all of its subsidiaries and (ii) after the closing of this offering, Addax Petroleum Corporation, together with all of its subsidiaries;

"**Cost Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the

cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Devon Energy**" means Devon Energy Corporation together with all of its subsidiaries;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**EBITDA**" is defined as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest. EBITDA is not a standard measure under Canadian GAAP. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ENI**" means ENI S.p.A;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**FOB**" means free on board;

"**FPSO**" means floating production storage and offloading vessel;

"**GDP**" means gross domestic product;

"**gross**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and NNPC's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and (ii) in respect of acreage, wells and seismic data, 100 per cent of same;

"**GTL**" means gas to liquids;

"**HSE**" means health, safety and environment;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Agreement**" means the Corporation's farm-in agreement with Tullow Oil for a 42.5 per cent interest in the Kiarsseny Production Sharing Contract;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Properties and New Ventures — Nigeria Properties — OML123 — Production Facilities";

"**Knock Taggart**" means the floating production, storage and offloading vessel described under the heading "Properties and New Venture — Nigeria Properties — OML123 — Production Facilities";

"**LNG**" means liquefied natural gas;

"**LPG**" means liquid petroleum gas;

"**Management Services Agreement**" means the Management Services Agreement, made effective January 1, 2006 between APS and AOG;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**Net Offering Price**" means the price per share at which the Offered Shares are sold in this offering less the Underwriters' fees per Offered Share;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Non-Competition Agreement**" means the non-competition agreement between Addax Petroleum Corporation and AOG;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**OECD**" means Organization for Economic Co-operation and Development;

"**Offered Shares**" means the securities offered by Addax Petroleum Corporation to the public hereunder, including any shares issued upon the exercise of the Over-Allotment Option unless the context otherwise requires, at a price of CDN$19.50 per share;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OPL90 where oil from OPL90 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum Corporation to the Underwriters which is exercisable, in whole or in part, at any time until 30 days after closing to purchase from the Corporation up to an additional 2,100,000 Common Shares, at the same price as the Common Shares offered hereunder, to cover over-allotments, if any, and for market stabilization purposes;

"**Paris Club**" means the informal group of official creditors whose role is to find co-ordinated and sustainable solutions to the payment difficulties experienced by debtor nations;

"**Petrobras**" means Petróleo Brasileiro S.A. together with all of its subsidiaries;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**PPT**" means Petroleum Profits Tax;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Pre-IPO Transactions**" means the declaration and payment of dividends by APNV and the acquisition of all of the issued and outstanding shares of APNV by Addax Petroleum Corporation as described under the heading "Addax Petroleum — Pre-IPO Transactions";

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is

subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**prospective resources**" means the best estimate quantities of oil and gas estimated on a given date to be potentially recovered from undiscovered accumulations. They are technically viable and economic to recover;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Fiscal Terms — Nigeria";

"**Reserve Report**" means the engineering report dated December 5, 2005 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of September 30, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Royalty Oil**" means "**Royalty Oil**" as defined under the heading "Fiscal Terms — Nigeria";

"**Share Transfer Agreement**" means the share transfer agreement between a subsidiary of AOG and Addax Petroleum Corporation to be entered into prior to the closing of this offering;

"**Shell**" means Royal Dutch Shell p.l.c. together with all of its subsidiaries;

"**Statoil**" means Statoil ASA together with all of its subsidiaries;

"**Tax Oil**" has the meaning given to it under the heading "Fiscal Terms — Nigeria";

"**Temporary Production Unit**" or "**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Total**" means TOTAL S.A. together with all of its subsidiaries;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**TSX**" means the Toronto Stock Exchange;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated February 8, 2006 among the Corporation, AOG, and the Underwriters with respect to this offering; and

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousands of barrels	bcf	billion cubic feet
mmbbls	millions of barrels	tcf	trillion cubic feet
mbbls/d	thousands of barrels per day	mcf/d	thousand cubic feet per day
mmbbls/d	millions of barrels per day	mmcf/d	million cubic feet per day
boc/d	barrels of oil equivalent per day	bcf/d	billion cubic feet per day
mboe/d	thousands of barrels of oil equivalent per day		

Other		Currency	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day	N	Nigerian naira
		CHF	Swiss francs

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres ("10^3m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, references to "$" and to "dollar" in this prospectus refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Previous Three Months			Year Ended December 31,			
	January 2006	December 2005	November 2005	2005	2004	2003	2002
Rate at end of period	$1.1439	$1.1659	$1.1674	$1.1659	$1.2036	$1.2924	$1.5796
Average rate during period	$1.1573	$1.1610	$1.1811	$1.2116	$1.3015	$1.4015	$1.5704
High	$1.1726	$1.1734	$1.1961	$1.2704	$1.3968	$1.5747	$1.6132
Low	$1.1439	$1.1507	$1.1657	$1.1507	$1.1774	$1.2924	$1.5110

On February 6, 2006 the Noon Buying Rate for $1.00 United States was $1.1457 Canadian.

FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward looking statements under applicable securities legislation. In this prospectus, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected.

In particular, this prospectus contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this prospectus materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward looking statements. Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

PRESENTATION OF FINANCIAL INFORMATION

EBITDA, CFFO, average realized price per barrel sold, and operating cost per barrel sold are not recognized measures under Canadian GAAP. Management believes that EBITDA, CFFO, average realized price per barrel sold and operating cost per barrel sold are useful supplemental measures in evaluating the performance of the Corporation and in determining whether to invest in Common Shares. EBITDA or similar measures are used by many investors and financial analysts as a supplementary non-GAAP financial measure in order to evaluate operational performance and a company's ability to service its debt. In addition, Management believes that CFFO, average realized price per barrel sold and operating cost per barrel sold are also useful supplemental measures as they demonstrate the Corporation's ability to generate the cash necessary to fund future growth through capital investment or repay debt. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of the Corporation's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. For these purposes, Addax Petroleum defines (i) EBITDA as earnings before other interest and finance charges, income taxes, depletion, depreciation and accretion, impairment of property, plant and equipment, foreign exchange gains or losses and non-controlling interest; (ii) CFFO as cash from operating activities before changes in non-cash working capital; (iii) average realized price per barrel sold as revenue from petroleum sales for the period divided by the quantity of oil sold in that period; and (iv) operating cost per barrel sold as the operating costs for the period divided by the quantity of oil sold in that period.

ADDAX PETROLEUM

Overview

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 74,450 barrels per day for October 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - October 2005



(mbbls/d)
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
Q1-Q3 2005
Oct 2005

In 2004, Addax Petroleum produced an average of 39,990 bbls/d and generated $171.0 million of CFFO. For the nine months ended September 30, 2005, Addax Petroleum produced an average of 62,090 bbls/d and generated $322.2 million of CFFO. As of September 30, 2005, Addax Petroleum had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls. The reserves of the Corporation were evaluated as at September 30, 2005 by NSAI.

Corporate History

Addax Petroleum was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. Through its other subsidiaries, AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

Addax Petroleum is the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy is to conduct its upstream petroleum business entirely through Addax Petroleum

and, therefore, pursuant to the Non-Competition Agreement, it has agreed not to compete with Addax Petroleum in such business, provided that AOG and Jean Claude Gandur together own not less than 25 per cent of the Common Shares. Subject to the same proviso, AOG has also agreed that any upstream petroleum business opportunities made available to it will first be offered to Addax Petroleum; if Addax Petroleum declines the opportunity, AOG may then pursue it.

In 1994, AOG decided to use its experience in Africa and in the oil industry to diversify its business to include oil and gas exploration and production. After the formation of Addax Petroleum in 1994, management began evaluating opportunities in West Africa. In 1995, Addax Petroleum acquired a 90 per cent interest in a Production Sharing Contract with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, Addax Petroleum sold 24 per cent interests in the Espoir field Production Sharing Contract to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. Addax Petroleum sold a further 15 per cent interest in the Espoir field Production Sharing Contract to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, the Corporation entered into Production Sharing Contracts with the Nigerian government for OML123, OML124, OPL90 and OPL225. Prior to this, Ashland had held their own Production Sharing Contracts relating to these properties, which were terminated by the Nigerian government when Ashland attempted to sell its interests under the Production Sharing Contracts without prior government approval. The Corporation acquired Ashland's remaining assets and rights relating to these properties pursuant to an acquisition agreement dated April 8, 1998 between Addax Petroleum and Ashland. See "Properties and New Ventures — Nigeria Properties".

In December 2002, Addax Petroleum expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso Concession, offshore Cameroon. The Ngosso Property is operated by Addax Petroleum. See "Properties and New Ventures — Cameroon".

In January 2004, Addax Petroleum further expanded by acquiring a 42.5 per cent farm-in interest in the Kiarsseny Production Sharing Contract, offshore Gabon. The Kiarsseny Property is operated by Tullow Oil. See "Properties and New Ventures — Gabon".

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. See "Properties and New Ventures — Middle East New Ventures".

In September 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40 per cent interest in the Okwok Property, located in OML67 offshore Nigeria, subject to the completion of a farm-in agreement and government approval. The Corporation expects to conduct operations for the property in its capacity as technical advisor. See "Properties and New Ventures — Nigeria Properties".

In November 2005, Addax Petroleum made its first strategic move into deep-water exploration when it signed a participation agreement with ERHC Energy pursuant to which the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property. See "Properties and New Ventures — Joint Development Zone".

Pre-IPO Transactions

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 to facilitate this offering by acquiring all of the shares of Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles. On December 5, 2005 the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's

CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

Concurrently with the closing of this offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares of Addax Petroleum N.V. from AOG in exchange for 117,000,000 Common Shares and CDN$55,575,000 million.

Corporate Structure

At the closing of this offering, the Corporation will beneficially and wholly own, directly or indirectly, 10 material subsidiaries. The head office of the Corporation is located at 16, avenue Eugene-Pittard, 1206, Geneva, Switzerland. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries at the closing of this offering.



Addax Petroleum Corporation (Canada)
Addax Petroleum N.V. (Netherlands Antilles)
Addax Petroleum Services Limited (Isle of Man)
Addax Petroleum International Limited (Isle of Man)
Addax Petroleum Overseas Limited (British Virgin Islands)
Addax Petroleum (Nigeria Offshore) Limited (Nigeria)
Addax Petroleum (Nigeria Offshore 2) Limited (Nigeria)
Addax Petroleum Development (Nigeria) Limited (Nigeria)
Addax Petroleum Cameroon Limited (Isle of Man)
Addax Petroleum Exploration (Nigeria) Limited (Nigeria)
Addax Petroleum Gabon Limited (Isle of Man)

Properties Summary

Addax Petroleum's principal properties in West Africa are as follows:

- In Nigeria, the Corporation has a 100 per cent interest in two Production Sharing Contracts covering the following four Addax Petroleum operated properties:
  - OML123, which accounts for the majority of the Corporation's oil production, is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - OML124 is located onshore and produces light quality crude oil (36° API);
  - OPL90 is located offshore in medium depth water and produces light quality crude oil (37° API); and
  - OPL225 is an offshore exploration property located in medium depth water, adjacent to OPL90.
- In Cameroon, Addax Petroleum has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation.
- In Gabon, Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

Addax Petroleum
Properties and New Venture Opportunities


Nigeria
Cameroon
Gabon
OML124
Ngosso
OPL90
OML123
OPL225
Okwok
JDZ Block 4
Kiarsseny
Producing Property
Exploration Property
New Venture Opportunity
N

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production October 2005	Average Oil Production 9 Months Ended September 30, 2005	Gross Oil Reserves[2][3] Proved	Gross Oil Reserves[2][3] Proved Plus Probable	Gross Oil Reserves[2][3] Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,970	45,970	71.4	144.9	195.2
	OML124	74,100	onshore	100	3,530	3,510	10.0	12.6	28.0
	OPL90	85,300	100-160	100	19,950	12,610	27.9	43.7	60.9
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**74,450**	**62,090**	**109.3**	**201.3**	**284.1**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(3) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Major New Venture Opportunities Summary

Addax Petroleum is also pursuing the following major new venture opportunities.

- In Nigeria, the Okwok Property represents the first farm-in for Addax Petroleum in the country. The Okwok Property is located within ExxonMobil's offshore license area, OML67, which is immediately south of Addax Petroleum's OML123. Addax Petroleum has entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which the Corporation will receive a 40 per cent interest in the field and will conduct operations in its capacity as technical advisor. The joint venture agreement is conditional upon Oriental Energy concluding negotiations for a farm-in agreement with ExxonMobil and Nigerian government approval. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources attributable to its interest as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.
- In the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe, the Block 4 Property is a large deep-water offshore exploration property. Addax Petroleum has entered into a participation agreement with ERHC Energy. Earlier in 2005, ERHC Energy, together with another company (which subsequently ended its participation), were conditionally awarded a 60 per cent interest in the Block 4 Property. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.
- In the Kurdistan Region of Iraq, Addax Petroleum has entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be

35.2 billion barrels. Chevron, ENI, ExxonMobil, Shell and Total all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 74.5 mbbls/d for October 2005 from 68 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 109 mmbbls of proved reserves, 92 mmbbls of probable reserves and 83 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 126 wells (124.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - October 2005


(mbbls/d)
80
70
60
50
40
30
20
10
0
Prior Operator
Addax Petroleum
OML124
OML123
OPL90
Jan 1984
Jan 1987
Jan 1990
Jan 1993
Jan 1996
Jan 1999
Jan 2002
Jan 2005

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 43.7 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. As at September 30, 2005, NSAI estimates Addax Petroleum's gross prospective oil resources to be 298 mmbbls (164 mmbbls risked). In addition, NSAI reports that the gross contingent gas resources on Addax Petroleum's Nigerian properties are 1.25 tcf. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

The Block 4 Property is a large deep-water offshore block in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe. Pursuant to the participation agreement, the Corporation anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Operational Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be transferred to or for the benefit of current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. Subsequent to the offering, the Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum Corporation has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum Corporation has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum Corporation is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and Technical and Reserves Committees comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in the Block 4 Property located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Capital Expenditure Program

Addax Petroleum has a substantial capital expenditure program for its current properties and major new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million in 2006. The budgeted capital expenditures for 2006 represent a significant increase over historical levels, as shown in the table below.

Budgeted and Historical Capital Expenditures

		Budgeted						Historical		
		2006			3 Months Ended December 31, 2005			9 Months Ended September 30, 2005	2004	2003
Location	License/ Field	Drilling & Seismic	Facilities & Other	Total	Drilling & Seismic	Facilities & Other	Total	Total	Total	Total
		($million)						($million)		
Nigeria	OML123	147	236	383	28	56	84	99	134	108
	OML124	22	5	27	4	5	9	–	1	30
	OPL90/225	197	93	290	39	29	68	173	166	8
Cameroon	Ngosso	16	–	16	2	–	2	1	1	4
Gabon	Kiarsseny	6	–	6	4	–	4	2	11	–
Subtotal		388	334	722	77	90	167	275	313	150
Nigeria	Okwok[1]	18	54	72	–	–	–	–	–	–
Kurdistan Region of Iraq	Taq Taq	13	8	21	–	–	–	–	–	–
Total		419	396	815	77	90	167	275	313	150

Note:

(1) Includes a $35 million farm-in fee payable by Addax Petroleum prior to the commencement of the capital expenditure program for the Okwok Property.

Capital expenditures for OML123, OML124, OPL90 and OPL225 in Nigeria in the fourth quarter of 2005 and in 2006 are budgeted to be $861 million in aggregate, representing 88 per cent of the Corporation's total capital expenditure budget for those periods. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred. See "Fiscal Terms — Nigeria".

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production including the replacement of the Knock Taggart FPSO (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007) as well as a two-rig drilling program in OML123 that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

Capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006. These capital expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- the completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

Capital expenditures for the Corporation's other properties and major new venture opportunities are budgeted to be $6 million in the fourth quarter of 2005 and $115 million in 2006. These expenditures will be incurred to fund seismic data acquisition, technical studies and appraisal drilling necessary to prepare detailed field development plans.

Addax Petroleum expects its portfolio of development projects, unappraised discoveries, identified exploration prospects and new ventures to provide the Corporation with the opportunity to continue a sizeable capital expenditure program in 2007 and beyond.

PROPERTIES AND NEW VENTURES

Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon.

Nigeria Country Discussion

Overview

Nigeria is Africa's most populous country and largest oil producer. The following table highlights some important statistics regarding Nigeria, its people and its economy.

Total Area	923,768 km^2 (approximately 1.5 times the area of Alberta, Canada)
Population	128.8 million
Major Cities	Lagos, Kano, Ibadan, Kaduna, Port Harcourt, Abuja (capital)
Language	English (official), Hausa, Yoruba, Igbo (Ibo), Fulani
Literacy	68 per cent of population over 15 years of age can read and write
Government	Federal Republic
Legal System	Based on English common law (Islamic law in the north)
GDP	$125.7 billion (2004 estimate)
GDP per capita	$1,000 (2004 estimate)
Oil Production	2.5 mmbbls/d (2004 estimate)
Net Oil Exports	2.2 mmbbls/d (2004 estimate)
Currency	Naira
Inflation	16.5% in 2004

Sources: The U.S. Central Intelligence Agency — The Worldfact Book 2005, the Energy Information Administration and U.S. Department of Energy.

Recent History

Nigeria gained independence from the United Kingdom on October 1, 1960 and has subsequently experienced periods of military and democratic rule. The death of General Sani Abacha in 1998 marked the most recent transition to democratic government, which saw the election of President Olusegun Obasanjo in 1999.

The development of the oil industry in the Niger Delta in the south of the country has been a key factor shaping modern Nigeria. Oil was first discovered in the 1950s and exploration and production increased rapidly in the 1960s. The country's oil industry now accounts for approximately 20 per cent of GDP, 96 per cent of export earnings and 65 per cent of budgetary revenues.

Government and Legal System

In 1999, Nigeria adopted a new constitution and held democratic elections. The Nigerian government has a three-tier structure: the federal government, 36 state governments and many local government administrations. The structure of the federal government is similar to that of the United States. Under the Nigerian constitution, the President can serve a maximum of two terms of four years each. The Parliament comprises two houses: the House of Representatives, with 346 elected members, and the Senate, with 107 elected members. The most recent elections were held in April 2003 and saw the re-election of President Obasanjo of the People's Democratic Party for a second term.

Nigeria's legal system is based on English common law and much of the legislation covering the country's oil industry was originally based upon equivalent legislation in England. Islamic law is also used in some states in the north.

Economic Environment

Nigeria has significant agricultural, mineral, marine and forest resources, but the economy of Nigeria is strongly dependent upon the international oil price. The Obasanjo government is seeking to broaden the country's economy and has initiated structural reforms with new competition policies and a privatization program. The Bureau for Public Enterprise has the mandate to privatize state-owned enterprises in all sectors of the economy, including hotels, insurance, paper mills, fertilizer plants, oil refineries, ports and the electrical, telephone, rail and water utilities. To date, the Nigerian government has privatized its hotel, insurance and cement enterprises. Included in the enterprises scheduled to be privatized are four oil refineries owned by NNPC.

In recent years, Nigeria has attracted significant international support, both from individual governments and international agencies. The World Bank currently has a total commitment to Nigeria of approximately $444 million in the areas of privatization, power transmission, healthcare, community development, education, water and economic capacity building. Further, representatives of the Paris Club creditor countries met in October 2005 and agreed with the representatives of the Nigerian government on a comprehensive treatment of its debt. In total, this agreement allows Nigeria to cancel approximately $18 billion of debt (including moratorium interest) representing an overall cancellation of about 60 per cent of its debt to the Paris Club.

International Relations

Nigeria is a member of the United Nations, the Organization of African Unity, the Commonwealth of Nations and the Economic Community of West African States. Nigeria became a member of OPEC in 1971.

On October 10, 2002, the International Court of Justice ruled on the long disputed Cameroon-Nigeria land and maritime boundary and awarded the Bakassi Peninsula and adjacent offshore acreage, including part of the Corporation's acreage in OML123 (the "**Disputed Area**"), to Cameroon. Nigeria initially rejected the ruling but formed a Joint Border Commission to peaceably resolve the dispute. The dispute relating to the land boundary involving the Bakassi Peninsula is in the course of being resolved peacefully and the Joint Border Commission has initiated steps to resolve the maritime boundary dispute. The issue regarding the maritime boundary continues to have implications for Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Petroleum Industry

<u>Oil</u>

The crude oil supply market is truly global with approximately 31 per cent of 2004 production originating from the Middle East, 23 per cent from Europe and Eurasia, 14 per cent from Latin America, 12 per cent from Africa, 10 per cent from North America and 10 per cent from Asia Pacific.

The oil industry in Nigeria has a long history. Shell D'Arcy (a Shell/BP joint venture) started exploring for oil in the country in 1938. Other foreign oil companies entered Nigeria in the 1950s and 1960s, including Mobil (now ExxonMobil), Texaco (now Chevron), Gulf (now Chevron), Safrap (later Elf and now Total) and Agip. Apart from BP, all of these international oil and gas companies still maintain a significant presence in Nigeria.

Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. The Nigerian government has expressed its desire to increase the country's proved oil reserves to 40 billion barrels by 2010 and is encouraging the continued development and exploration of the country's oil resources to do so.

The following chart shows the increase in Nigeria's proved crude oil reserves over the past 17 years, with the majority of the increase occurring in the last six years.

Nigerian Proved Crude Oil Reserves



(billion bbls)
40
35
30
25
20
15
10
5
0
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: OPEC Annual Statistical Bulletin, 2004.

The first commercial oil discovery in Nigeria was made in 1956 by Shell D'Arcy and subsequent discoveries and development activity saw production steadily climb to reach in excess of two mmbbls/d in the mid-1970s. During the 1980s, oil production in Nigeria declined in part due to an unfavourable investment environment. However, development activity and production increased after the Nigerian government revised the fiscal terms governing oil production. The history of oil production in Nigeria is shown in the following chart.

Nigerian Crude Oil Production



(mboe/d)
3,000
2,500
2,000
1,500
1,000
500
0
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: BP Statistical Review of World Energy, June 2005.

Nigeria ranks as one of the world's major oil producers and the largest producer of oil in Africa. The country's 2004 oil production is estimated to have been approximately 2.5 mmbbls/d, representing 27 per cent of the continent's total oil production and 3.2 per cent of the world's production (compared to Canada at 3.8 per cent). The following chart, showing 2004 oil production for selected major oil producing countries, demonstrates Nigeria's importance as a global oil producer.

Oil Production by Selected Country, 2004



(mmbbls/d)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Legend:
OPEC Member
Non-OPEC Member
Nigeria:
2.5 mmbbls/d
Saudi Arabia
Russian Fed.
USA
Iran
Mexico
China
Norway
Canada
Venezuela
UAE
Nigeria
Kuwait
UK
Iraq
Algeria
Libya
Brazil
Kazakhstan
Indonesia
Angola

Source: BP Statistical Review of World Energy, June 2005.

The majority of oil in Nigeria is produced by joint ventures between NNPC and international oil and gas companies, which are the operators of the joint venture properties. There are joint ventures between NNPC and Shell (the largest joint venture), ExxonMobil, Chevron, Agip and Total. NNPC has a 55 per cent interest in the Shell joint venture and 60 per cent interest in each of the other joint ventures. In addition, ConocoPhillips, Devon Energy, Nexen Inc., Petrobras, Statoil and other foreign companies hold interests in Nigeria.

The following table shows the estimated 2004 daily production by principal operators in Nigeria.

	2004 Production (estimated)
	(mbbls/d)
Shell	907
ExxonMobil	590
Chevron	352
Agip	185
Total	158
Addax Petroleum	40

Source: Estimates derived from Wood Mackenzie, except for Addax Petroleum.

In 2004, Nigeria exported approximately 2.2 mmbbls/d or 88 per cent of the country's total oil production, with the United States being the largest single export market. Nigeria is the fifth largest supplier of crude oil to the United States, behind Canada, Mexico, Saudi Arabia and Venezuela, supplying approximately 8.5 per cent of total United States crude oil imports. The following chart shows the principal export markets for Nigerian oil in 2004.

Country/Market for Nigerian Oil
2004 Exports



Asia/Pacific
19%
Africa
9%
Europe
21%
Latin America
10%
United States
38%
Canada
3%

Source: OPEC Annual Statistical Bulletin 2004.

The Nigerian government has announced a production target of 4 mmbbls/d by 2010. Future oil production in Nigeria is expected to increase with the continued development of many significant deep-water discoveries. Some of the significant discoveries and development projects announced by international oil and gas companies are described below.

Shell — Shell recently developed the deep-water Bonga field with estimated reserves of 700 mmbbls and expected plateau production of 225 mbbls/d. Shell has also announced plans to develop the Bonga South West field which has estimated reserves of 600 mmbbls and the EA field which has estimated reserves of 350 mmbbls and expected plateau production of 170 mbbls/d.

ExxonMobil — ExxonMobil is currently developing the deep-water Erha field which has estimated reserves of 500 mmbbls and expected plateau production of 150 mbbls/d. ExxonMobil is also developing the Yoho field with estimated reserves of 400 mmbbls and expected plateau production of 150 mbbls/d.

Chevron — Chevron is currently developing the deep-water Agbami field which has estimated reserves of 1,000 mmbbls and expected plateau production of 250 mbbls/d.

Total — Total developed the Amenam Kpono field that came on-stream in July 2003 and has expected plateau production of 125 mbbls/d in its first phase. Total has discovered two further fields, Usan and Akpo, with estimated reserves exceeding 500 mmbbls each.

Agip — Agip developed the first deep-water field in Nigeria, the Abo field, that began production in early 2003. Reserves are estimated to be 700 mmbbls and the plateau production is expected to be 300 mbbls/d.

OPEC and Oil Production Quotas in Nigeria

Nigeria has been a member of OPEC since 1971. OPEC has eleven members who collectively supply approximately 40 per cent of the world's oil consumption and account for approximately two-thirds of the world's proved oil reserves. OPEC's member countries are Algeria, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela. OPEC's stated objective is "to co-ordinate and unify petroleum policies among member countries, in order to secure fair and stable prices for petroleum producers; an efficient, economic and regular supply of petroleum to consuming nations; and a fair return on capital to those investing in the industry". At its March 2000 meeting, OPEC established a price band mechanism to respond to changes in world oil market conditions. Since its inception, the informal price band mechanism has been activated only once.

At its most recent meeting, OPEC established new production ceilings and quotas for individual members effective March 16, 2005. Nigeria's quota was set at approximately 2.3 mmbbls/d. NNPC allocates production quotas among oil producers in Nigeria. The allocations are based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government to reflect good oil field production practices. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among producers are reduced pro rata.

The Corporation applies for, on a monthly basis, and regularly receives an additional quota for the difference between its production quota and its expected production. At September 30, 2005, Addax Petroleum had a production quota of 65 mbbls/d and an additional production quota of 10 mbbls/d compared to its production of 73 mbbls/d for the same period. The Corporation anticipates increasing its production over the next two years to in excess of 80 mbbls/d. Given the current and anticipated growth of production in Nigeria, there is a risk that quota allocations may force Addax Petroleum to curtail its production in the future. However, except in one instance which was immaterial, the Corporation has not had to reduce its production due to the application of a monthly quota and has succeeded in obtaining an additional quota for the difference between its exportable production and its fixed monthly quota. In the current high oil price environment, Addax Petroleum does not expect that it will be required to reduce its production due to a quota constraint. See "Risk Factors."

Natural Gas

Nigeria's natural gas reserves were estimated by NNPC to be 181 tcf in 2004, making Nigeria the country with the eighth largest natural gas reserves in the world. To date, exploration and development activities in Nigeria have not focused on natural gas because of the lack of readily accessible markets. Approximately half of the Nigerian natural gas reserves represent associated gas, a co-product of oil production, and the other half non-associated gas. Currently, natural gas development legislation in Nigeria relates mainly to the development of associated gas. In late 2005 or 2006, the Nigerian government plans to pass new gas legislation that will address the development of non-associated gas.

Nigerian natural gas production is inferred from various industry sources to have been approximately five bcf/d in 2004, of which an aggregate of approximately 40 per cent was sold as LNG and natural gas liquids into international markets and as natural gas for use in power generation in Nigeria. Of the remaining gas production, the majority was flared and the rest was used in oil field operations.

The Nigerian government has announced its objective to increase natural gas revenue sales to match oil revenues by 2010. To achieve this objective, the government has announced its intention to facilitate gas export-oriented projects and increase domestic gas consumption. The Nigerian government has also announced what is commonly referred to as the "Flares Down by 2008" policy which is intended to encourage oil companies to develop natural gas projects in order to eliminate the flaring of associated natural gas by 2008. Although NNPC does not yet have a legislative mandate to eliminate natural gas flaring by 2008, it is strongly indicating to operators that this will be a requirement. The oil producers in Nigeria are making concerted efforts to eliminate flaring although full compliance may not be practically possible by 2008. By 2010, gas production is forecast to increase to 10 bcf/d of which 8 bcf/d (currently 1.3 bcf/d) will be exported as LNG and 2 bcf/d will be used to meet domestic demand, predominantly for power generation (currently 1 bcf/d).

The most significant natural gas project to date in Nigeria has been the construction of a liquefaction plant in 1999 at Bonny Island by Nigeria LNG Ltd. This company is owned by NNPC (49 per cent), Shell (25.6 per cent), Total (15 per cent) and Agip (10.4 per cent). Presently the plant has three LNG trains with capacity to export 8.7 million tonnes of liquefied natural gas per year consuming 1.3 bcf/d. Two additional trains are planned to be added to the plant to increase its capacity to 16.7 million tonnes per year by 2006 consuming 2.5 bcf/d and further LNG trains may be added thereafter. LNG from the plant is exported to customers in France, Italy, Portugal, Spain, Turkey and the United States.

To meet the projected increase in gas exports, a number of gas export projects are planned including GTL projects, other LNG projects and export pipelines. A GTL project proposed by Chevron is expected to produce 35 mbbls/d of petroleum products and consume 0.35 bcf/d of gas. Other LNG projects have been proposed including conventional LNG projects at Brass River, led by ConocoPhillips and Agip, and at Escravos, led by Chevron, and two floating LNG facilities located on deep-water discoveries operated by ExxonMobil and Statoil. Export pipeline projects include the West Africa Gas Pipeline project with a consortium of international oil and gas companies (including Shell) led by Chevron, to export natural gas from Escravos to Ghana, Togo and Benin for power generation. Initially, this project will consume 0.14 bcf/d but consumption is expected to increase to 0.45 bcf/d. This project will also increase the capacity of the existing Escravos to Lagos pipeline from 0.3 bcf/d to 1.0 bcf/d. Of the planned projects, the Chevron GTL project at Escravos in western Nigeria is progressing and the other LNG projects are expected to be announced.

A major program is underway in Nigeria to expand gas-fired power generation capacity to meet the projected increase in domestic gas consumption. Major oil companies are anticipated to play an important role in constructing joint venture independent power plants. In connection with the expansion of the country's electrical power generation capacity, the Nigerian government has announced that it is restructuring the electricity sector in anticipation of privatizing the industry later in the decade. The Corporation is presently in discussions with NNPC to provide gas for power generation from OML123.

In addition to promoting gas consumption and domestic power generation, the Nigerian government is promoting the production and consumption of LPG. Compared to its West African neighbours, Nigeria consumes little LPG, most of which is imported. The Nigerian government is stimulating demand by removing import duties and has also begun a program to reactivate under-utilized LPG depots throughout the country to improve the distribution of LPG. The Corporation is presently considering investing in an LPG plant at its OML124 onshore property.

Legal Regime for the Petroleum Industry

The petroleum industry in Nigeria is governed by the *Petroleum Act*. Under the *Petroleum Act*, the ownership and control of oil and gas in Nigeria (including under its territorial waters and continental shelf) is vested in the Nigerian government. The Department of Petroleum Resources, in collaboration with other government agencies such as NNPC and the Ministry of the Environment, has the responsibility for enforcing the *Petroleum Act* and the related legislation and regulations governing the petroleum industry in Nigeria.

The Department of Petroleum Resources has wide regulatory powers which include issuing Oil Prospecting Licenses and Oil Mining Leases under the *Petroleum Act*, the approval of field development plans, the setting of production levels, the monitoring of industry work programs, the administration of fiscal incentives and the monitoring of oil production and exports. NNPC is the state owned petroleum company that holds the Nigerian government's equity shares in joint ventures and enters into Production Sharing Contracts with foreign oil companies on behalf of the Nigerian government.

An Oil Prospecting License gives the licensee the exclusive right to explore for petroleum in a specified area. An Oil Mining Lease gives the lessee the exclusive right to produce petroleum from a specified area. Under the *Petroleum Act*, an Oil Prospecting License may be converted into an Oil Mining Lease when the Nigerian government is satisfied that the license is capable of producing at least 10 mbbls/d of crude oil. In practice, however, the Nigerian government generally allows production from areas covered by an Oil Prospecting License pending conversion to an Oil Mining Lease. The *Petroleum Act* provides for the relinquishment of certain areas within Oil Prospecting Licenses on their conversion to Oil Mining Leases, and within Oil Mining Leases ten years after the granting of such leases. Under the *Petroleum Act*, relinquishment is

subject to ministerial approval and may be subject to additional conditions as set forth in the applicable Production Sharing Contract. The Production Sharing Contract for OPL90 and OPL225 also requires Addax Petroleum to relinquish part of the license area to be agreed between Addax Petroleum and NNPC.

Oil Prospecting License licensees are required to conduct hazard and operability studies prior to implementing facilities design and construction or major modification projects. The licensee is also required to conduct an environmental impact assessment prior to commencing operations, in addition to the environmental impact assessment required for such specific activities as seismic survey, drilling campaign and installation of facilities and pipelines.

Contractual Framework

Most oil exploration and production activities in Nigeria are carried out under joint ventures or Production Sharing Contracts. All of Addax Petroleum's current production is under Production Sharing Contracts.

Under a joint venture, one or more oil companies enter into a joint operating agreement with NNPC whereby the oil companies and NNPC agree to jointly explore for, develop and produce petroleum pursuant to the terms of an Oil Prospecting License or Oil Mining Lease jointly held by them. Each partner in the joint venture contributes to the costs of exploration, development and production and shares the benefits or losses of the operations in accordance with its proportionate equity interest in the joint venture. Joint ventures currently account for the majority of Nigeria's total crude oil production.

The Nigerian government has more recently moved toward Production Sharing Contract arrangements, particularly with respect to oil exploration, development and production in Nigeria's deep offshore acreage. NNPC is the holder of the Oil Prospecting License or the Oil Mining Lease and one or more oil companies enter into a Production Sharing Contract with NNPC under which they agree to carry out oil exploration, development and production activities as a contractor on NNPC's behalf at the oil company's risk and expense in return for a share of production.

In 2003, the Nigerian government considered alternatives to increase the participation of indigenous or locally owned companies in oil exploration and production. The Marginal Field Development Program is a significant part of this initiative. Marginal fields are defined by guidelines issued by the Nigerian government in July 2001 as being any field that has reserves booked and reported annually to the Nigerian government and has remained unproduced for more than ten years. Marginal fields are subject to compulsory farmouts to indigenous companies under a competitive bid process. There have been a series of acreage awards under this program, the most recent being in April 2003, when 31 indigenous oil companies were awarded acreage covering marginal fields that the international oil and gas companies had chosen not to develop. These indigenous oil companies have been encouraged to enter into agreements with international oil and gas companies for assistance with financing and technical support; however, non-Nigerian companies are not permitted to hold more than a 40 per cent equity interest.

Geological Description

The Niger Delta Basin is Africa's largest and most prolific oil producing basin. It is also one of the world's largest delta systems of Tertiary age and covers an area greater than 75,000 km^2. Geologically, it is similar to the Mississippi Delta complex of the United States Gulf Coast, in that it has been fed by major river systems that have deposited a thick layer of sediment in a prograding delta system.

Three main lithologic formations are recognized in the basin: Benin, Agbada and Akata. These formations are usually further divided by each operator for each field. The reservoir sands in the Agbada formation are of good quality, often with Darcy permeabilities. The accumulations consist of primarily sweet, mainly light to medium oil (31° to 41° API) as oil rims with associated gas caps, and secondly, of heavy (less than 25° API) oil rims and unassociated gas. Producing oil rims are relatively thin (10 to 20 m, occasionally extending to 30 m). Most reservoirs are normally pressured with generally strong aquifer support.

Nigeria Properties

Within Nigeria, Addax Petroleum has a 100 per cent interest in a Production Sharing Contract covering OML123 and OML124, a 100 per cent interest in a Production Sharing Contract covering OPL90 and OPL225 and is pursuing a 40 per cent interest in the Okwok Property in OML67 (immediately adjacent to OML123) through the Oriental Joint Venture Agreement entered into in September 2005. OML123, OML124 and OPL90 are operated by the Corporation and contain producing oil fields as well as a number of development and exploration opportunities. OPL225 is operated by the Corporation and contains a discovery and a number of exploration opportunities. The Okwok Property contains the Okwok discovery where Addax Petroleum expects to conduct operations in its capacity as technical advisor. The Corporation has budgeted capital expenditures in Nigeria of $161 million in the fourth quarter of 2005 and $772 million in 2006, including budgeted capital expenditures on the Okwok Property but excluding expenditures in the JDZ.

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently the Corporation's Production Sharing Contracts covering OML123, OML124, OPL90 and OPL225 relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for gas development in the properties. As at September 30, 2005, NSAI reports gross contingent gas resources on Addax Petroleum's Nigeria properties to be 1.25 tcf. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions to supply natural gas from all of its producing properties in Nigeria. See "Properties and New Ventures — Nigeria Country Discussion — Petroleum Industry — Natural Gas".

Nigeria Properties(1)


BENIN CITY
WARRI
OML124
EBOCHA STATION
OWERRI
CALABAR
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
QUA IBOE TERMINAL
OML123
ANTAN TERMINAL
OKWOK
OPL90
OKWORI TERMINAL
OPL225
N
0
100
Km
NIGER
CHAD
BENIN
CAMEROON
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

OML123

Overview

OML123 is the Corporation's largest property as measured by reserves and production. In the first nine months of 2005, OML123 produced an average of 46.0 mbbls/d of oil from 52 wells with an average water cut of 35 per cent. Oil gravity ranges between 19° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OML123 to be 71.4 mmbbls and gross proved plus probable reserves to be 144.9 mmbbls. The Corporation expects production from OML123 to be approximately 48 mbbls/d in 2006.

OML123 is located offshore approximately 70 km south of the town of Calabar and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m on the eastern edge of the Niger Delta. OML123 contains eight producing oil fields (Adanga, Ebughu and extensions, Oron West, North Oron, Akam, Bogi, Mimbo and Ukpam) and one undeveloped oil field (Adanga North). There are also six unappraised oil discoveries (Kita Marine, Inagha, Adanga East, Adanga West, Ebughu NE-A and Kita North), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005 and $383 million in 2006.

OML123



ELF - OML101
OML123
MONIPULO - OML114
KITA NORTH
INAGHA
KITA MARINE
NORTH
ORON WEST
ORON
UKPAM
ADANGA NORTH
ADANGA EAST
ADANGA WEST
EXXONMOBIL - OML67
BOGI
Producing Oil Field
Commercial Oil Discovery
Unappraised Oil Discovery
Undeveloped Gas Field
Prospect
Near Field Prospect
Area affected by ICJ Ruling
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

Production and Reserves

The following table summarizes the production and reserves in OML123.

Field	Number of Wells[1]	Average Oil Production		Gross Oil Reserves[2][3]		
		9 months ended September 30, 2005	2004	Proved	Probable	Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Adanga	19	22,720	18,730	23.2	26.6	49.8
Ebughu (and extensions)	22	15,960	12,210	13.6	4.7	18.3
Oron West and North Oron	8	5,420	3,390	25.2	25.4	50.6
Akam	9	960	700	1.4	1.0	2.4
Bogi	2	440	610	0.3	–	0.3
Mimbo	2	360	360	0.7	0.3	1.0
Ukpam	2	110	120	0.2	2.2	2.4
Adanga North	–	–	–	–	11.0	11.0
Kita North	–	–	–	6.9	2.3	9.2
Total	**64**	**45,970**	**36,120**	**71.4**	**73.5**	**144.9**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005, as reported in the Reserve Report under "Forecast Prices and Costs Case".

(3) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is a FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The current OML123 FPSO is the Knock Taggart which has a nameplate processing capacity of up to 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 100 mbbls/d and a storage capacity of approximately one mmbbls of crude oil. In order to maximize production capacity and improve cost efficiency, the Corporation intends to replace the Knock Taggart with the Knock Adoon FPSO in 2006. The Knock Adoon will have a processing capacity of 60 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 140 mbbls/d and a storage capacity of 1.7 mmbbls of crude oil and will incorporate an off-loading buoy terminal to better facilitate offloading during periods with strong currents. The Knock Adoon will be under a time charter with a subsidiary of Fred Olsen Production AS, the term of which is anticipated to expire in June 2014 with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has entered into an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO. For the first nine months of 2005, crude oil liftings totaled 12.6 mmbbls for Addax Petroleum and NNPC and 4.3 mmbbls for the OML114 Parties.

OML123 Production Facilities


Export Gas Pipeline to Calabar
Existing Facilities in 2005
Planned Facilities in 2006 - 2007
Area affected by ICJ Ruling
Production Platform
Wellhead Platform
Well Clusters
Free Standing Conductor
Flow Line

Associated gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 140 mmcf/d of natural gas to a new power generation plant at Calabar, starting in 2007. This project will aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The initial gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring both associated gas from existing oil facilities as well as non-associated gas to a central gas processing unit comprised of gas processing and compression facilities and a gas delivery pipeline to the town of Calabar. The central gas processing unit should be located adjacent to existing oil production facilities in the Adanga field. The capital expenditures for the gas supply project are expected to be funded by Addax Petroleum and NNPC. See "Properties and New Ventures — Nigeria Properties — OML123 — Budgeted Capital Expenditures".

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. For the first nine months of 2005, Adanga produced an average of 22.7 mbbls/d of oil from 15 wells with an average watercut of 15 per cent. Oil gravity averaged 33° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Adanga field to be 23.2 mmbbls and gross proved plus probable reserves to be 49.8 mmbbls.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. The Corporation is producing from seven stacked "P" sand reservoirs of Miocene age at depths between 5,000 and 7,600 ftss, but most of the production comes from two reservoirs between 5,900 and 6,200 ftss which contain 90 per cent of the reserves in Adanga.

First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. Since then, the Corporation has drilled a total of 29 wells resulting in 15 horizontal production wells, 12 appraisal wells and two water injection wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2006, plans to drill five appraisal wells followed by up to five horizontal production wells and one water injection well and to work-over and recomplete two water injection wells. Water injection pumping facilities will be provided on the Knock Adoon. Most of the field's well completions are equipped with gas lift capability. The Corporation expects that 2005 production levels from the Adanga field will be maintained in 2006.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to being pumped to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. In the fourth quarter of 2005 and 2006, the Corporation plans to purchase the TPU and refurbish both the TPU and the Adanga platform. The refurbishment project is planned to be substantially complete by the end of 2006.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's second largest producing field in OML123. For the first nine months of 2005, Ebughu produced an average of 16.0 mbbls/d of oil from 21 horizontal wells with an average watercut of 46 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at September 30, 2005, NSAI estimates gross proved reserves for the Ebughu field and extensions to be 13.6 mmbbls and gross proved plus probable reserves to be 18.3 mmbbls.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Production is from an 18 m thick oil rim in the "AA" horizon of Upper Miocene age at an average depth of 4,500 ftss. Most of the Ebughu field's oil completions are on gas lift.

Following a successful three-well appraisal program in 1984, Ashland installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In the second half of 2006, Addax Petroleum plans to drill three horizontal production wells on the eastern and north-eastern extensions subject to the availability of a second drilling rig for OML123 and authorization being granted to locate wells in the Disputed Area. As the drilling program is budgeted to take place in the second half of the year, the Corporation does not anticipate a material production impact from these new wells in 2006.

In 2004, the Corporation constructed and installed two wellhead platforms and two export pipelines to, and one gas lift pipeline from, the TPU in the Adanga field. No further production facilities are planned to be added at Ebughu.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. Oil production from Oron West and North Oron commenced in 2004. For the first nine months of 2005, Oron West and North Oron produced an average of 5.4 mbbls/d from eight wells in both fields with an

average watercut of 2 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at September 30, 2005, NSAI estimates gross proved reserves for the Oron West and North Oron fields to be 15.8 and 9.4 mmbbls, respectively, and gross proved plus probable reserves to be 29.7 and 20.8 mmbbls, respectively.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. Production is from two "I" sands of Miocene age at depths between approximately 6,300 ftss in Oron West and at 5,100 ftss in North Oron. In 2005, Addax Petroleum drilled nine appraisal wells on Oron West and five appraisal wells on North Oron in the first development phase of both fields.

In 2005, the Corporation designed and constructed a wellhead platform from which six horizontal production wells have been drilled. Currently production is constrained as it flows to the Akam platform where it is degassed prior to being pumped to the Knock Taggart. In 2006, a second wellhead platform is planned to be installed near the existing platform from which a further four wells are planned in 2006 comprising two horizontal production wells in North Oron and one appraisal and one horizontal production well in Oron West. In addition, an isolated appraisal well is planned in Oron West. A third wellhead is planned to be installed in the second half of 2006 on the southern extension of Oron West from which two water injection wells will be drilled followed by three horizontal production wells in 2007. In order to overcome the production constraint at Akam, a new pipeline from Oron to the Adanga Platform, bypassing Akam, is also planned for 2006. The Corporation anticipates production from the Oron West and North Oron fields to increase to approximately 17 mbbls/d during 2006.

Akam

The Akam field was discovered in 1980 and has been producing since 1984. In the first nine months of 2005, Akam produced an average of 1.0 mbbls/d of oil from three deviated wells and one horizontal well with an average watercut of 87 per cent. Oil gravity is 36° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Akam field to be 1.4 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Akam field is located in 15 to 20 m water depth and covers an area of approximately 1,100 acres (4.6 km^2) in the central part of OML123. Production is from four stacked "P" sand reservoirs of Miocene age at depths between 4,300 ftss and 6,200 ftss although most of the current production in the Akam field comes from two reservoirs between 4,800 ftss and 5,500 ftss. Some of the Akam accumulations may extend marginally into the adjacent license to the west held by the ExxonMobil/NNPC joint venture.

The Corporation plans to drill one appraisal and one horizontal development well at Akam in mid 2007. Further drilling plans will be contingent on the outcome of this well.

Bogi

The Bogi field was discovered in 1983 and has been producing since 1988. In the first nine months of 2005, Bogi produced an average of 0.4 mbbls/d of oil from one horizontal well with an average watercut of 42 per cent. Oil gravity is 20° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Bogi field to be 0.3 mmbbls.

The Bogi field is located in water depth of approximately 40 m and covers an area of approximately 150 acres (0.6 km^2) in the southern part of OML123. Production is from a 20 m thick oil rim in the "C-3" reservoir sand of Miocene age at an average depth of 6,950 ftss. The eastern flank of the field straddles the international boundary with Cameroon as defined by the International Court of Justice in October 2002. See "Properties and New Ventures — Nigeria Country Discussion — International Relations". As a result, the Bogi Platform is now located in the Disputed Area. No further drilling activity or significant capital expenditures are planned for this field.

Mimbo

The Mimbo field was discovered in 1984 and has been producing since 1989. In the first nine months of 2005, Mimbo produced an average of 0.4 mbbls/d of oil from one horizontal wells with an average watercut of

32 per cent. Oil gravity is 30° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Mimbo field to be 0.7 mmbbls and gross proved plus probable reserves to be 1.0 mmbbls.

The Mimbo field is located in water depth of approximately 40 m and covers an area of approximately 420 acres (1.7 km^2) in the southern part of OML123. Addax Petroleum is producing from a 30 m thick oil rim in the "C-3' reservoir sand of Miocene age at an average depth of 6,910 ftss. No further drilling activity or other capital expenditures are planned for this field.

Ukpam

The Ukpam field was discovered in 1986 and has been producing since 1989. In the first nine months of 2005, Ukpam produced an average of 0.1 mbbls/d of oil from two wells with an average watercut of 89 per cent. Oil gravity ranges between 38° and 45° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ukpam field to be 0.2 mmbbls and gross proved plus probable reserves to be 2.4 mmbbls.

The Ukpam field is located in 10 m water depth and covers an area of approximately 420 acres (1.7 km^2) in the central part of OML123. Addax Petroleum is producing from three stacked reservoirs in the "AC-1", "P-4" and "I" sands of Miocene age at depths between 5,000 ftss and 7,800 ftss. No further drilling activity or other capital expenditures are planned for this field.

Adanga North

The Adanga North field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. Oil gravity is 19° API. As at September 30, 2005, NSAI estimates gross proved plus probable reserves to be 11.0 mmbbls.

The Adanga North field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. Two stacked reservoirs each contain a 18 m thick oil rim with an associated gas cap in good quality sands of Upper Miocene age at depths between 3,300 ftss and 3,650 ftss.

In 2006, the Corporation plans to carry out an extended production test to establish the optimal development plan for the Adanga North field. As part of this process, Addax Petroleum built and installed a wellhead structure from which one appraisal well was drilled in the fourth quarter of 2005 and confirmed the eastern extension of the field. A horizontal well for an extended well test is currently being drilled. If the production test is successful, the field would be developed as a satellite to the Adanga Platform with production expected to start in 2007 at an estimated rate of approximately 12 mbbls/d. The development plans for the field would include the construction of a four km long pipeline to the Adanga Platform.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are seven unappraised discoveries in OML123 which are the Oron gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East and Kita North oil discoveries drilled in 2005. Kita North may be a significant discovery as it encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1.0 mbbls/d of 28° API gravity oil. As at September 30, 2005, NSAI estimates gross proved reserves for Kita North to be 6.9 mmbbls and gross proved plus probable reserves to be 9.2 mmbbls.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Presently, two of the exploration clusters (Inagha and Kita North) have been drilled, both of which discovered oil. The most recent discovery, Kita North, was the most productive. In addition, one of the near field potential clusters has been successfully drilled (Adanga East) and the results are being evaluated. Following on from the recent exploration success on Kita North, the Corporation plans to expand its exploration and appraisal

drilling activity, subject to rig availability, including the Kita North area appraisal of the Oron gas discovery in 2006 and exploration of the Adanga North Graben and Antan prospect clusters in 2006 and 2007.

NSAI reports Addax Petroleum's gross prospective oil resources in OML123 as of September 30, 2005 to be 220 mmbbls (116 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $84 million in the fourth quarter of 2005, comprised of $28 million for drilling and $56 million for facilities, and $383 million in 2006, as discussed below. The budgeted capital expenditures will fund significant infrastructure investment to sustain future production, including the replacement of the Knock Taggart (scheduled to be completed in 2006) and the installation of a centralized gas gathering and gas lift facility (scheduled to be completed in 2007), as well as a two-rig drilling program that includes:

- the ongoing development of the Oron West and North Oron fields;
- the completion of a water injection project in the Adanga field;
- infill and extension drilling in the Adanga and Ebughu fields; and
- appraisal drilling in the Adanga North field and the recently discovered Kita North area.

These expenditures are expected to increase production from approximately 46 mbbls/d in 2005 to approximately 48 mbbls/d in 2006.

	2006 Budgeted Capital Expenditures			
Field / Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of wells**
	($million)	($million)	($million)	
Infrastructure				
FPSO replacement	–	80	80	–
Gas lift and gas gathering	–	55	55	–
TPU purchase and Adanga Platform and TPU refurbishment	–	17	17	–
General maintenance	–	31	31	–
Subtotal	–	183	183	–
Field Development				
Oron West and North Oron	52	53	105	6
Adanga	55	–	55	5
Ebughu (and extensions)	25	–	25	3
Subtotal	132	53	185	14
Exploration and appraisal	15	–	15	2
Total	**147**	**236**	**383**	**16**

The Corporation estimates the total cost through 2007 of the proposed project to supply natural gas to the power plant at Calabar to be $427 million. Of the total estimated capital expenditure for the proposed project, the Corporation estimates that $81 million relates to the provision of gas gathering and gas lift infrastructure for associated gas. This $81 million is included in budgeted capital expenditures and will be the direct responsibility of the Corporation to fund but will be recoverable under the terms of the OML123/124 PSC. Approximately $55 million of this amount is budgeted to be spent in 2006, with the remainder to be spent in 2007. The balance of the total initial investment of $346 million is related to non-associated gas prodution facilities, gas processing and compression facilities and the delivery pipeline to Calabar and is the responsibility of NNPC. Approximately $264 million of this amount is expected to be spent in the fourth quarter of 2005 and in 2006, with the remainder to be spent in 2007. The Corporation is in discussions with NNPC to clarify the apportionment of the funding responsibility, including a provision whereby the Corporation would carry NNPC's capital investment in exchange for modifications to the OML123/124 PSC, including a temporary increased share of Profit Oil.

Addax Petroleum believes the 220 mmbbls (116 mmbbls risked) of gross prospective oil resources in OML123, as reported by NSAI, provide the Corporation with the opportunity to sustain a sizeable capital expenditure program in OML123 for the near and medium term.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. For the first nine months of 2005, OML124 produced an average of 3.5 mbbls/d of oil from ten wells with an average watercut of 84 per cent. Oil gravity ranges between 29° API and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at September 30, 2005, NSAI estimates gross proved reserves for OML124 to be 10.0 mmbbls and gross proved plus probable reserves to be 12.6 mmbbls. The Corporation expects production from OML124 to be approximately 4 mbbls/d in 2006.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains ten exploration prospects the most attractive of which is Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $9 million in the fourth quarter of 2005 and $27 million in 2006.

OML124



SHELL - OML39
OPL228
OML124
Oguta Lake
Nj-1
Nj-D1ST
OSSU
SHELL - OML20
IZOMBE
JISIKE
CHEVRON - OML53
OSSU
IZOMBE
JISIKE
EBOCHA STATION
0
5
Km
Producing Oil Field
Prospect
N

Production and Reserves

The following table summarizes the production and reserves in OML124.

Field	Number of Wells[1]	Average Oil Production 9 Months Ended September 30, 2005	Average Oil Production 2004	Gross Oil Reserves[2] Proved	Gross Oil Reserves[2] Probable	Gross Oil Reserves[2] Proved Plus Probable
		(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Izombe	7	1,810	2,160	5.6	2.0	7.6
Ossu	6	1,700	1,650	4.4	0.6	5.0
Total	**13**	**3,510**	**3,810**	**10.0**	**2.6**	**12.6**

Notes:

(1) Number of wells includes shut-in wells.

(2) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time some of the associated gas being produced with the oil from OML124 is re-injected to aid oil production and the remainder is flared. The Corporation together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility. The Corporation has completed conceptual design studies relating to the supply of gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated gas from the Ossu and Izombe fields. The LPG plant is expected to produce approximately 75 t/d of propane, approximately 75 t/d of butane and approximately 1 mbbls/d of natural gasoline and approximately 35 mmcf/d of residue lean gas. The Corporation expects that the natural gasoline would be blended with oil at the Izombe Flow Station for export. Butane and some blended propane would be marketed locally. Subject to access to appropriate export facilities, butane and propane may be exported and the residue lean gas would be used for local power generation, as LNG feed stock or re-injected into the Izombe and Ossu fields. See "Properties and New Ventures — Nigeria Properties — OML124 — Budgeted Capital Expenditures".

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. In the first nine months of 2005, Izombe produced an average of 1.8 mbbls/d from six wells with an average watercut of 83 per cent. Oil gravity ranges between 35° and 40° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Izombe field to be 5.6 mmbbls and gross proved plus probable reserves to be 7.6 mmbbls.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 5,300 and 7,400 ftss, but most of the production comes from one reservoir located at approximately 5,400 ftss. Most accumulations extend to the east into the Jisike field operated by Chevron.

In 2006, the Corporation plans to drill an oil production well, a water injection well and to work over an existing oil production well in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. In the first nine months of 2005, Ossu produced an average of 1.7 mbbls/d from four wells with an average watercut of 85 per cent. Oil gravity ranges between 29° and 48° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Ossu field to be 4.4 mmbbls and gross proved plus probable reserves to be 5.0 mmbbls.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. Production is from four stacked reservoirs in the sands of Early Miocene age at depths between 4,500 and 8,500 ftss, but most of the production comes from three reservoirs at depths between 4,500 ftss and 6,850 ftss. Some accumulations extend to the west into the adjacent OML20, which is operated by the Shell/NNPC joint venture.

In late 2005, the Corporation plans to start a drilling and well work over program, including drilling one appraisal and two oil production wells, and working over two existing oil production wells in 2006 in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation intends to drill the Okaka exploration prospect in 2006, which will be the first exploration well to be drilled by the Corporation in OML124.

NSAI reports Addax Petroleum's gross prospective oil resources in OML124 as of September 30, 2005 to be 32 mmbbls (14 mmbbls risked).

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $9 million for the fourth quarter of 2005 and $27 million for 2006.

In addition to its budgeted capital expenditures for 2006, the Corporation estimates the total investment to complete the contemplated LPG project would be $94 million of which $60 million would be incurred by Addax Petroleum to supply feed gas and $34 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the LPG plant. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the Corporation would hold the remaining 40 per cent interest. All of the facilities would be constructed and initially operated by Addax Petroleum. The Corporation intends to make a final investment decision regarding the LPG project by the end of the first quarter of 2006. If the Corporation decides to proceed, it expects the plant to be operational in 2007. The Corporation estimates its total share of the capital investment would be approximately $74 million of which $58 million is forecasted to be spent by the Corporation in 2006 with the balance of $16 million to be spent in 2007 after the plant is operational. Of the Corporation's capital expenditure, the $60 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OPL90 and OPL225

Overview

OPL90 and OPL225 are two contiguous blocks which represent Addax Petroleum's largest Nigerian properties as measured by area and also account for the majority of the Corporation's recent production growth. Production from OPL90 commenced in March 2005 and averaged 20 mbbls/d for the month of October 2005. In the first nine months of 2005, OPL90 produced an average of 12.6 mbbls/d of oil from six wells with no watercut. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for OPL90 to be 27.9 mmbbls and gross proved plus probable reserves to be 43.7 mmbbls. As at September 30, 2005,

OPL225 had no reserves or production. The Corporation expects production from OPL90 and OPL225 to be approximately 33 mbbls/d in 2006.

OPL90 and OPL225 are located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and cover a combined area of 327,200 acres (1,324 km^2). The southern half of OPL90 has been completely surveyed by 3D seismic and contains one producing oil field (Okwori), four undeveloped oil discoveries, one of which (Nda) is currently producing from an extended well test and will be developed in 2006, and four exploration prospects. OPL225 has been surveyed principally by 2D seismic and it contains one undeveloped oil discovery, several non-commercial gas discoveries and a number of shallow and deep leads. Addax Petroleum plans to acquire a 800 km^2 3D seismic survey across this southern area of OPL225 at the end of 2005. Total capital expenditures for OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 and $290 million in 2006.

OPL90 and OPL225 Properties



SHELL - OML77
OPEN ACREAGE
OPL225
SHELL - OML74
SHELL - OML72
OPL90
ENI - OML116
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OF-1
AS-1
OD-1
TO-1
UG-1
AO-1
SH-1
ASH-1
SH-2
NK-1
NK-A
OKWORI
NDA
NW-1
TOTAL - OPL221
UD-1
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

Production and Reserves

The following table summarizes the reserves and production in OPL90 and OPL225. Production from the Okwori field in OPL90 started in March 2005. Production from the Nda field in OPL90 is from an extended well test following which a full field development is planned to take place.

Field	Number of Wells	Average Oil Production: October 2005 (bbls/d)	Average Oil Production: 9 Months Ended September 30, 2005 (bbls/d)	Gross Oil Reserves[1]: Proved (mmbbls)	Gross Oil Reserves[1]: Probable (mmbbls)	Gross Oil Reserves[1]: Proved Plus Probable (mmbbls)
Okwori	5	16,360	10,080	20.7	12.8	33.5
Nda	1	3,590	2,530	7.2	3.0	10.2
Total	**6**	**19,950**	**12,610**	**27.9**	**15.8**	**43.7**

Note:

(1) Proved and probable reserves as at September 30, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

Production Facilities

The Okwori and Nda fields in OPL90 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OPL90 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

The OPL90 FPSO has a nameplate processing capacity of 38 mbbls/d of crude oil, a total liquids (oil and water) processing capacity of 60 mbbls/d and a storage capacity of approximately two mmbbls of crude oil. The OPL90 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OPL90 have been designed to accommodate additional production from future satellite developments, should planned exploration drilling result in commercial oil discoveries. One such discovery, the Nda field, has been producing to the OPL90 production facilities under an extended well test since March 2005 and is awaiting full field development. The Corporation anticipates that throughout 2006 and into 2007 there will be continuous drilling and well hook-up activity on the property.

OPL90 Production Facilities


N
OK-12
OK-11
OK-13
OK-14
ND-3, 4, 5, 6
OK-7
OK-8
OK-10
ND-2
ND-1
OK-9
OPL90
FPSO
Existing Facilities in 2005
Planned Facilities in 2006

The Corporation believes that the known associated gas resource on OPL90 is insufficient to justify commercial development. To cease flaring on OPL90, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OPL90 FPSO to a new gas trunk line to be built by an adjacent operator. Construction of the gas gathering pipeline is expected to take place in 2006 or 2007. The capital expenditures for the gas gathering pipeline will be funded by Addax Petroleum. See "Properties and New Ventures — Nigeria Properties — OPL90 and OPL225 — Budgeted Capital Expenditures".

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by Ashland and declared commercial in 1996. Field development planning was commenced by Ashland at that time, but was suspended when Ashland's Production Sharing Contracts were terminated by a settlement agreement with the Nigerian government in 1998. See "Addax Petroleum — Corporate History".

Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. For the month of October 2005, the Okwori field produced an average of 16.4 mbbls/d of oil from five wells with an average watercut of 3 per cent. Oil gravity ranges between 35° and 38° API. As at September 30, 2005, NSAI estimates gross proved reserves for the Okwori field to be 20.7 mmbbls and gross proved plus probable reserves to be 33.5 mmbbls.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OPL90. The field development plan envisages production from seven stacked reservoirs in the sands of Plio-Miocene age at depths between 5,100 and 9,300 ftss, but the majority of the production is expected to come from two reservoirs (7,000 to 9,300 ftss). The stacked reservoir configuration of the field requires that production wells be selectively completed, choosing the optimum oil zones to be produced.

As of the end of October 2005, six production wells have been successfully drilled on the Okwori field of which five have been placed on production and the sixth is awaiting tie-in to the OPL90 FPSO. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand dislodged from reservoir rock that may occur. At the end of October 2005, the sand screen in one well had failed and is anticipated to fail shortly in a second well. Remedial treatment of these wells is planned in late 2005 and/or early 2006. The Corporation plans to drill two more development wells to complete the field development plan and is reviewing the methodology for control of sand production. The Corporation plans to complete the Okwori field development drilling program in 2006 and production is expected to average approximately 25 mbbls/d in 2006.

When the OPL90/225 PSC was awarded to Addax Petroleum in 1998, Total, which held a 50 per cent farm-in interest in Ashland's Production Sharing Contract, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between Total and Addax Petroleum dated October 24, 2000, whereby Total is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004. The Nda field is currently producing by means of an extended well test on the first Nda well ("**Nda-1**") which averaged 3,280 bbls/d in December 2005. The Nda-1 well encountered three oil bearing reservoirs, having gross oil intervals of 19, 31 and 8 m respectively bounded in each instance by individual oil-water contacts. The well is tied back to the OPL90 FPSO and had produced a total of 0.7 mmbbls at September 30, 2005. As at September 30, 2005, based on the Nda-1 well results, NSAI estimated gross proved reserves for the Nda field to be 7.2 mmbbls, gross proved plus probable reserves to be 10.2 mmbbls and gross proved plus probable plus possible reserves to be 19.6 mmbbls.

In December 2005, Addax Petroleum drilled the second well in the Nda field ("**Nda-2**"), approximately 650 m from Nda-1 with the purpose of further delineating the Nda field reserves and finalizing the Nda field development plan. Nda-2 was drilled up-dip of Nda-1 and encountered oil in the same three stacked reservoirs. The drilling results from the Nda-2 well now demonstrate gross oil column heights in these reservoirs of 62, 73 and 61 m respectively which are in excess of management's expectations prior to drilling the well. Addax Petroleum expects that the December 2005 drilling results for Nda-2 will result in the recategorization of proved, probable and possible reserves for the Nda field and in the addition of reserves in all three categories. The recent drilling results for Nda-2 were not available for review by NSAI in connection with the preparation of the Reserve Report and therefore are not reflected in the Reserve Report.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OPL90. The field will be producing from three stacked reservoirs in the sands of Plio-Miocene age at depths between 6,700 and 8,150 ftss.

The Corporation has finalized a development plan for the Nda field, which has been submitted to the Nigerian government. The field development plan comprises drilling four horizontal wells during 2006,

individually tied back to and controlled from the OPL90 FPSO. The Nda field is presently producing from one well under an extended well test before additional development wells are expected to commence production in the second half of 2006 and is expected to average approximately 20 mbbls/d for the last six months of the year.

Unappraised Discoveries and Exploration

In addition to the Okwori and Nda fields, there have been three further uneconomic oil discoveries by previous operators, of which the most significant well was drilled in 1972 in OPL225 and tested at 6.1 mbbls/d of oil. Natural gas was also encountered in two of the oil discoveries. Addax Petroleum commenced its exploration on OPL90 and OPL225 in 2004 by drilling one exploration commitment well in each lease. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated gas. The exploration well drilled by the Corporation in OPL90 discovered the Nda field as discussed above.

In late 2005 and during 2006, Addax Petroleum intends to undertake a concerted exploration and appraisal campaign. On OPL90 three exploration and appraisal wells are budgeted in 2006 on the Okporo, Nda West and Nkelu Deep structures, all of which offer tie-back development opportunities to the OPL90 FPSO. On OPL225, the Corporation intends to acquire a 800 km^2 3D seismic survey at the end of 2005 which will be processed during 2006 to identify further exploration drilling opportunities.

NSAI reports Addax Petroleum's gross prospective oil resources in OPL90 and OPL225 as of September 30, 2005, to be 7 mmbbls (5 mmbbls risked).

Budgeted Capital Expenditures

Capital expenditures on OPL90 and OPL225 are budgeted to be $68 million in the fourth quarter of 2005 comprised of $29 million for facilities and $39 million for drilling and $290 million in 2006, as discussed below. These expenditures are expected to increase production from approximately 16 mbbls/d in 2005 to approximately 33 mbbls/d in 2006. The budgeted capital expenditures will fund a one-rig drilling program in OPL90 and OPL225 that includes:

- completion of development drilling in the Okwori field;
- development drilling in the Nda field and tie back to the OPL90 FPSO; and
- seismic data acquisition and drilling of three exploration wells.

	2006 Budgeted Capital Expenditures			
Field/Category	**Drilling & Seismic**	**Facilities & Other**	**Total**	**Number of Wells**
	($million)	($million)	($million)	
Nda	106	55	161	4
Okwori	32	19	51	2
Gas gathering pipeline	–	16	16	–
Subtotal	138	90	228	6
Exploration and appraisal	59	3	62	3
Total	**197**	**93**	**290**	**9**

The Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent before the end of 2007. The budgeted capital expenditures for 2006 includes $16 million and the balance of $19 million is expected to be spent in 2007, all of which is expected to be recoverable under the OPL90/225 PSC.

Okwok Property

Overview

The Okwok Property is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok Property is within ExxonMobil's licence area OML67, immediately to the south of OML123.


EXXONMOBIL - OML67
OML123
Producing Oil Field
Unappraised Oil Discovery
Prospect
Area affected by ICJ Ruling
N
0
10
Km
ORIENTAL ENERGY - OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an Oil Mining Lease held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok Property. The farm-in agreement between Oriental Energy and ExxonMobil is yet to be concluded.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation has agreed to acquire a 40 per cent interest in the Okwok Property. The Oriental Joint Venture Agreement will become effective once the farm-in agreement between Oriental Energy and ExxonMobil is signed by the two parties and government approval is received. Pursuant to the Oriental Joint

Venture Agreement, Addax Petroleum will make a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok Property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok Property.

Production and Reserves

There has been no production to date from the Okwok Property. If Addax Petroleum is successful in obtaining its interest in the Okwok Property, the gross contingent oil resources as at September 30, 2005 are reported by NSAI to be 6.7 mmbbls.

Production Facilities

Addax Petroleum believes that there will be significant synergies for the Okwok Property and OML123 as the Okwok Property will be developed using production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop the Okwok Property in a cost effective manner while also benefiting unit operating costs at OML123.

Field Description

The Okwok Property was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok Property structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of the wells have been production tested. The Okwok Property has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

The two main reservoirs are interpreted to be part of the Agbada formation and are of Pliocene age. Reservoir depths vary between 2,750 and 4,000 ftss. Due to the shallow nature of the reservoir, the oil is assumed to have a density of around 20° API. This is supported by a sample taken from an offset well, drilled 10 km to the east of the Okwok Property, which recovered 23° API oil from an interval which correlates with one of the two main zones in the Okwok Property.

Budgeted Capital Expenditures

The development of the Okwok Property is expected to commence in 2006 and the Corporation's capital expenditures are budgeted to be $72 million in 2006, including the farm-in fee of $35 million payable by Addax Petroleum to Oriental Energy contingent on the Oriental Joint Venture Agreement becoming effective. The remainder of the budgeted capital expenditures will fund the drilling of three appraisal wells and development planning studies. Subject to appraisal drilling results, the Corporation anticipates the Okwok Property to be developed using a central production processing platform and two satellite wellhead platforms connected by pipelines to the OML123 FPSO. The Corporation's development plan anticipates first oil from the Okwok Property in early 2008.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OPL90 pursuant to the Crude Oil Supply Agreements. See "Interest of AOG in Material Transactions".

Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok Property in the event that it is developed by Addax Petroleum.

Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices.

Crude oil produced from OPL90 is exported from the Okwori Terminal and sold as Okwori Blend. The first sale of Okwori Blend took place in June 2005 and to date there have been seven liftings in total. Marketing knowledge of the Okwori Blend is at an early stage. Going forward the Corporation anticipates that the Okwori Blend will sell at a premium relative to the Brent Crude price.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)(1)

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend(2)	12.6	13.0	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend(2)	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)(1)				
Antan Blend(2)	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Property Boundaries

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2), including the Bogi Platform. The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this prospectus. Reserves presented in this prospectus exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

In 2003, in accordance with the terms of the OPL90/225 PSC, Addax Petroleum was required to relinquish 50 per cent of the area of OPL90 and OPL225, excluding areas in which petroleum had been discovered in commercial quantities. The Corporation held discussions in 2003 and 2004 with NNPC regarding the acreage to

be relinquished but no formal agreement has been concluded. The area proposed for relinquishment for OPL90 and OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this prospectus except as otherwise stated.

Discussions were also held with NNPC in the same period with regard to the same provisions in the OML123/124 PSC. By certificates issued by NNPC in April 2003, the existing OPL98 and OPL118 were converted into OML123 and OML124 with effect from July 2002. The Corporation has received advice from Nigerian counsel that the formal grant of OML123 and OML124 supercedes these discussions but that further relinquishment will be required on the tenth anniversary of their July 2002 effective date.

Nigeria New Ventures

Overview

Addax Petroleum established a dedicated new ventures team in Nigeria in 2004. This team has made a number of bids and approaches for assets in Nigeria and has recently been successful in organizing and negotiating the Okwok Property transaction and is leading the discussions on the JDZ Block 4 opportunity. The Corporation targets Nigeria new ventures opportunities from three principal sources: (i) new bid rounds, (ii) farm-ins with indigenous Nigerian oil companies and (iii) farm-ins with major international oil and gas companies.

New Bid Rounds

Addax Petroleum participated in the most recent Nigerian bid round that was held in mid 2005 and intends to participate in future bid rounds when they occur. In this most recent bid round, Addax Petroleum finished second in the bidding for two assets and third for another. If the winning bidders do not provide evidence of their financial capability to pay for the signing bonus, Addax Petroleum will likely be invited to take the original position for which it bid but finished second. These assets are OPL135 and OPL280, both of which are onshore blocks close to OML124.

Farm-in to Properties held by Indigenous Nigerian Oil Companies

Indigenous oil companies have gained rights to a number of blocks under the Nigerian government's Marginal Field Development Program, with the 2003 bid round providing rights to a number of new indigenous oil companies. Often such companies seek partners to provide capital and technology needed to develop the properties. Addax Petroleum's Nigeria new ventures team has discussed and continues to discuss a number of these farm-in opportunities with such indigenous oil companies. It is likely that additional blocks will be made available to indigenous oil companies through relinquishment by existing operators and this could provide additional opportunities for the Corporation in Nigeria.

Farm-in or Acquire Properties held by Major International Oil and Gas Companies

The major international oil and gas companies that operate in Nigeria such as Shell, ExxonMobil, Chevron, Total and Agip, through joint ventures with NNPC, hold rights to significant acreage in the country, much of which is unexplored or not fully developed. Opportunities to farm-in or acquire properties in onshore or in shallow water regions are becoming increasingly available as major international oil and gas companies shift their focus to deep-water areas. Addax Petroleum's Nigeria new ventures team has had discussions with most of these major international oil and gas companies and has expressed an interest in taking over their acreage if acceptable terms can be negotiated.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.

The JDZ covers an area of 34,548 km^2 with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote-Energy Equity Resources (nine per cent). A second licensing round for the JDZ was announced in November 2004 which made an additional 5 blocks available to potential investors. The results of the second licensing round were announced in May 2005, with the successful bidders including such companies as Anadarko Petroleum (awarded 51 per cent of Block 3), Noble Energy Inc. and ERHC Energy (jointly awarded 60 per cent of Block 4) and Devon Energy and Pioneer Natural Resources (jointly awarded 65 per cent of Block 2). In addition to the Block 4 Property, the Corporation is in preliminary discussions with some of the successful bidders on other blocks with a view to farming-in to one or more of these blocks.

Joint Development Zone


LAGOS
BENIN CITY
OML124
WARRI
EBOCHA STATION
OWERRI
PORT HARCOURT
BRASS RIVER TERMINAL
BONNY TERMINAL
OPL90
OKWORI TERMINAL
OPL225
0
100
Km
N
BLOCK 4
JDZ
Producing Property
Exploration Property
New Venture Opportunity

Note:

(1) This map does not reflect the Corporation's relinquishment proposals for OPL90 and OPL225. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Geological Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta, in particular, have led to a

succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

Block 4 Property

Overview

The Block 4 Property is located in the northern end of the JDZ, approximately 170 km south of the Nigerian coastline and approximately 300 km north of the city of Sao Tome. Block 4 covers an area of 211,700 acres (857 km²) in water depths ranging from approximately 1,800 m to 2,200 m.

Block 4 Property



Chevron - Block 1
Block 2
Block 4
4A
Block 3
Block 5
4-3-1
4C
Block 6
0
10
Km
Block 7
Block 8
Lead

JDZ Agreements

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent), Conoil p.l.c. (20 per cent), Hercules Oil Ltd./Centurion Energy (10 per cent), Godsonic Oil Co. (5 per cent) and Overt Ventures Ltd. (5 per cent). The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In late October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. ERHC Energy entered into a memorandum of understanding with Addax Petroleum in October 2005 pursuant to which Addax Petroleum replaced Noble Energy JDZ as operator for the consortium. In November 2005, Addax Petroleum entered into a participation agreement with ERHC Energy under which it anticipates that it may acquire up to a 33.3 per cent interest in, and become operator of, the Block 4 Property in return for a payment of up to $18 million and a full carry in respect of ERHC Energy's retained interest. Addax Petroleum would also be required to pay a signature bonus of up to $23.4 million to the Joint Development Authority. On January 30, 2006, the Joint Development Authority conditionally approved the replacement of the Noble-ERHC consortium with the ERHC-Addax consortium and the designation of Addax Petroleum as operator for the Block 4 Property. A joint operating agreement and

Production Sharing Contract would also have to be negotiated with the other participating parties and, in the case of the Production Sharing Contract, the Joint Development Authority before Block 4 is awarded.

Cameroon

Overview

Cameroon covers a total area of 475,440 km^2 and is approximately half the size of its western neighbour Nigeria.

Government

Cameroon was formed from a French administered UN trusteeship. In 1961, part of British Cameroon merged with the recently formed independent Cameroon. Cameroon is a republic with a multiparty presidential regime. Opposition parties were legalized in 1990. The current President, Paul Biya, has been in office since 1982 and was last elected with 71 per cent of the vote during the elections held in October 2004. The President is elected by popular vote for a seven-year term. The next elections are due in October 2011. Cameroon has a National Assembly with 180 seats, whose members are elected by direct popular vote to serve five-year terms, though the President can either lengthen or shorten the term of the legislature. The most recent National Assembly elections were held in June 2002.

International Relations

Cameroon is a member of the United Nations, Organization of African Unity, the Commonwealth of Nations and the Monetary and Economic Community of Central Africa. In 2002, the International Court of Justice ruled in favour of Cameroon on the long disputed Cameroon — Nigeria land and maritime boundary. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

Petroleum Industry

Petroleum exploration activity in Cameroon began in the 1950s and concentrated on the Douala Basin in the south of the country where several oil and gas discoveries were made. In the 1970s, activity switched to the Rio del Rey Basin in the west of the country which now accounts for most of Cameroon's current oil production. The Rio del Rey Basin is the eastern extension of the Niger Delta and all of its oil is produced from the Agbada formation.

Oil production in Cameroon began in 1977 and increased to approximately 170 mbbls/d in 1986 before slowly declining to approximately 62 mbbls/d in 2004. In comparison with its neighbours, oil exploration in Cameroon has been modest and is limited by its lack of access to deep-water offshore acreage given its geographical location. However, there has been renewed activity in recent years with the development of new fields. The major oil producers in Cameroon are Shell and Total.

Ngosso Property

In December 2002, Addax Petroleum, together with Tullow Oil, signed the Ngosso Concession with the Government of Cameroon for the Ngosso Property. Addax Petroleum is the operator of the Ngosso Property, with a 60 per cent working interest. The Ngosso Concession has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso Concession can be renewed twice for an additional two years per renewal.

The Ngosso Concession's initial three year exploration period officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation is awaited. The Cameroonian government has confirmed that the cost of work incurred prior to the Ngosso Concession's effective date will be recognized for tax and other purposes under the Cameroon Concession.

To date, Addax Petroleum has not been able to access part of the Ngosso Property, including the western prospective zone, due to the Nigeria — Cameroon border dispute. See "Properties and New Ventures — Nigeria

Country Discussion — International Relations". The Ngosso Property itself is not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso Property. As the power transfer process is not complete, the Corporation intends to limit its seismic acquisition activities to the offshore with a minor impact on the coverage. The Corporation plans to acquire two 3D seismic surveys in the western and in the south eastern sectors of the Ngosso Property between December 2005 and April 2006.

The Ngosso Property is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 117,100 gross acres (474 km²). To the east, north and west, the Ngosso Property has a common border with two concessions operated by Total and with four open acreage areas. To the south, the Ngosso Property is bordered by two concessions operated by Total and by Shell and by open acreage.

Ngosso Property


Sandy Gas - TOTAL E&P
PH59c
OLHP-11
NGOSSO PERMIT
NGM-1
NRM-1
NRM-2
NW-1
BBM-1
BBM-2
PH57
ODM-3
AYM-1
BSM-1
ODM-2
ONM-1
OOM-1
OOM-3D
OOM-2
PH48c
TOTAL E&P-PH60d
OEM-1
Bravo Assoma - TOTAL E&P
0
5
Km
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas
PECTEN-PH59b
Bakassi
TOTAL
E&P

The Ngosso Property lies adjacent to the shore in water depths of up to eight m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso Property contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years. The Corporation intends to evaluate discovered and potential oil and gas accumulations and, if commercial, develop them using proven technology including 3D seismic and horizontal drilling.

The Corporation has carried out a detailed prospectivity evaluation of the acreage based on existing 2D seismic and well data. Two petroleum plays have been penetrated by wells indicating the presence of good quality sand reservoirs. Both plays are characterized by gas and oil discoveries (oil API gravities ranging between 20° to 24° in the shallow play and 40° to 45° in the deep play) and contain a number of remaining leads.

NSAI reports Addax Petroleum's gross prospective oil resources in the Ngosso Property, as at September 30, 2005, to be 28 mmbbls (19 mmbbls risked).

The Corporation's capital expenditures for Ngosso are budgeted to be $2 million for the fourth quarter of 2005 for seismic surveys of 170 km^2 and $16 million in 2006 which includes $10 million for seismic surveys of 120 km^2 and $6 million for drilling two exploration wells.

Gabon

Overview

Gabon is one of sub-Saharan Africa's wealthier countries due to a relatively small population and substantial oil and mineral reserves.

Government

Gabon is a republic which gained independence from France in 1960. A multiparty political system and a new constitution were introduced in the early 1990s, though President Omar Bongo has been in power since 1967. The President is elected by popular vote for a seven-year term. The Parliament is comprised of the Senate and the National Assembly. The next elections for the National Assembly are scheduled for 2006. The most recent presidential election was held in November 2005 and Senate elections were held in early 2004.

International Relations

Gabon is a member of the United Nations, the Organization of African Unity and many other international organizations. As a proponent of regional economic integration, Gabon and five other countries agreed to form the Monetary and Economic Community of Central Africa to converge their macroeconomic policies, stabilize their common currency, create a common market and harmonize their sectoral policies.

Petroleum Industry

Oil was first discovered in Gabon in the 1950s and since then there has been significant development and exploration activity both onshore and offshore. Gabon's two biggest fields are located onshore. The Gamba field was discovered in 1963 with estimated reserves of 250 mmbbls and the Rabi field was discovered in 1985 with estimated reserves of 1,000 mmbbls.

Gabonese oil production first peaked in 1975 at approximately 220 mbbls/d and then reached a new high of approximately 360 mbbls/d in 1996 after a period of decline. Current oil production is approximately 235 mbbls/d, the majority of which is produced by Shell and Total.

Kiarsseny Property

On January 27, 2004, Addax Petroleum signed the Kiarsseny Agreement with Tullow Oil for the acquisition of 42.5 per cent of the Kiarsseny Production Sharing Contract for the Kiarsseny Property. Tullow Oil originally entered into the Kiarsseny Production Sharing Contract with the Government of Gabon in March 2003. In March 2004, Tullow announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny Property covers an area of 1,345,000 gross acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny Property.


KIARSSENY PERMIT
Iguega
Libreville
GLK
Equata
Unappraised Oil Discovery
Prospect
Lead
Land Areas
0
25
Km
N

The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API. NSAI reports Addax Petroleum's gross prospective oil resources in the Kiarsseny Property as at September 30, 2005, to be 11.0 mmbbls (10.0 mmbbls risked).

The Kiarsseny Production Sharing Contract is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned.

The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared following which an exploration target may be selected by the partners for a discretionary well to be drilled in 2006. The Corporation's capital expenditures for Kiarsseny are budgeted to be $4 million for the fourth quarter of 2005 and $6 million in 2006 for drilling one exploration well.

Other West Africa New Ventures

Along with the Corporation's properties in Cameroon and Gabon, Addax Petroleum is looking to expand further its activities in the West African Gulf of Guinea region. Additional countries in this target zone include Angola, Equatorial Guinea, Congo and Côte d'Ivoire. Addax Petroleum has made and is continuing to make efforts to gain a position in these countries for the following principal reasons:

- the Gulf of Guinea is a prolific basin with significant opportunities ranging from the onshore, through shallow offshore to deeper water;
- many geological plays are similar to those that the Corporation successfully operates and produces in Nigeria using horizontal drilling and other techniques that can be employed in these other regions; and
- AOG has been involved in trading activities throughout the region and has developed good contacts and a good reputation for its activities.

Addax Petroleum has made efforts to enter into properties in this region in the past primarily through direct negotiations with international companies who hold properties and, to a lesser extent, through direct negotiations with governments. While there are no transactions currently at an advanced stage of negotiations in the region, the Corporation intends to increase its staffing in order to redouble its effort in this regard.

North Africa New Ventures

Addax Petroleum is pursuing opportunities in North Africa, including the countries of Algeria, Libya and Egypt, as a core investment area for the following reasons:

- the presence of proven prolific hydrocarbon basins ranging from Tertiary/Mesozoic (Gulf of Suez, Western Desert, Sirte) to Palaeozoic (Ghadames, Murzuk and a number of basins in Algeria);
- the region's unique strategic position in respect to oil and gas export to major North American and European markets; and
- the relative stability of the political systems in these countries.

Consequently, Addax Petroleum has made, and continues to make, considerable efforts to gain a position in these North African countries. Addax Petroleum has passed the stringent pre-qualification processes and is recognized as a potential operator in Libya and Algeria. The Corporation is currently evaluating several farm-in opportunities and has participated in various bid rounds in several countries. Addax Petroleum has not yet been successful in any of the bid rounds in which it has participated.

Middle East New Ventures

Kurdistan Region of Iraq

In July 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq. The Taq Taq field is located 60 kilometres northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk and 80 kilometres northwest of the city of Sulaimaniyah. The field area of Taq Taq is approximately 680 km^2.

Under the farm-in agreement with Genel Enerji A.S., Addax Petroleum is committed to expenditures in respect of the Taq Taq field initially of $30 million and, conditionally, another $50 million should it acquire any interest in any Production Sharing Contract in respect of the Taq Taq field.

Central and Southern Iraq

Apart from its activities in the Kurdistan Region, Addax Petroleum is currently positioning itself to obtain oil rights in the central and southern parts of Iraq, once the legal framework has been established and the security situation allows the Corporation to work efficiently and safely in the area. To this end, Addax Petroleum intends to enter into a collaboration agreement with the Ministry of Oil of the central Iraqi government to conduct field studies and train Iraqi oil and gas professionals.

Addax Petroleum believes that the future of the Iraqi oil industry will benefit from building-up a strong local, privately owned, industry and is therefore providing financial support to Nawras Oil Services Ltd., an Iraqi registered company that employs a number of former Iraqi Ministry of Oil executives. Nawras Oil Services Ltd. maintains relationships with the Ministry of Oil and is currently representing Addax Petroleum in Baghdad.

Iran

Addax Petroleum has entered into a study agreement with the National Iranian Oil Company. Under this agreement, Addax Petroleum, together with representatives of the National Iranian Oil Company, will study two undeveloped fields located offshore Iran. The study is expected to be completed within the next 12 months. Neither the activities under the study agreement nor any future activities based in Iran will be financed with the proceeds of this offering. All such Iranian activities will be financed with funds from other sources.

FISCAL TERMS

Nigeria

Addax Petroleum's interests in OML123 and OML124 and OPL90 and OPL225 are governed by Production Sharing Contracts with NNPC. The Corporation's proposed interest in the Okwok Property is governed by a Production Sharing Contract and will be subject to the terms of the Oriental Joint Venture Agreement and, once implemented, the Nigerian Marginal Field Terms. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Production Sharing Contracts

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OPL90 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of the Corporation's Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of the Corporation's Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil

2. Cost Oil

3. Tax Oil

4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
Capital Cost Oil
Profit Oil
Addax Petroleum
NNPC

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices. For purposes of illustration, the tables below show the proportions of production designated as Royalty Oil, Cost Oil, Tax Oil and Profit Oil under the Production Sharing Contracts for OML123 and OML124 and OPL90 and OPL225 for the nine months ended September 30, 2005. Please refer to Note 9 to the Consolidated Financial Statements of Addax Petroleum N.V. for additional information.

OML123/124 PSC — Allocation of Oil Production for the 9 months ended September 30, 2005

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	50.80	–	–	100
Royalty Oil and other levies[2]	4.94	4.94	–	10
Cost Oil	14.33	–	14.33	28
Tax Oil	18.38	18.38	–	36
Profit Oil	13.15	4.23	8.92	26

OPL90/225 PSC — Allocation of Oil Production for the 9 months ended September 30, 2005[3]

Allocation	Total	Government Share[1]	Addax Petroleum	Allocation Share
	($/bbl)	($/bbl)	($/bbl)	(%)
Average Realizable Price[1]	60.60	–	–	100
Royalty Oil and other levies[2]	4.80	4.80	–	8
Cost Oil	53.31	–	53.31	88
Tax Oil	2.49	2.49	–	4
Profit Oil	–	–	–	–

Notes:

(1) The tax accounts and the financial accounts use different revenue recognition methods.
(2) Other levies include the NDDC levy and education tax.
(3) Production from OPL90 began in March 2005. There was no production from OPL225 in 2005.

The calculation of the different categories of oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Water Depth	Royalty Oil Rates Field Range of Production (bbls/d)					
	<2,000	2,000-5,000	5,000-10,000	10,000-15,000	15,000-25,000	>25,000
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at September 30, 2005, the Cost Oil balances, including capital depreciation carried forward to future years, were as set out in the following table.

	Cost Oil Balances					
	2005	2006	2007	2008	2009	2010
			($million)			
OML123/124 PSC	40.5	37.8	29.0	16.4	5.2	–
OPL90/225 PSC(1)	67.4	67.4	67.4	67.4	64.0	–

Note:

(1) Includes $10.2 million of expenditure by previous contractor.

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. This currently applies to the OPL90/225 PSC. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

Due to the capital expenditure on the OPL90/225 PSC, there are unutilized capital investment allowances of $120.6 million as of September 30, 2005. There are no unutilized capital investment allowances for the OML123/124 PSC.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum's average production from the OML123/124 PSC exceeded 50 mbbls/d for the year 2005. Addax Petroleum estimates that its maximum exposure to the tax inversion penalty is $6.5 million for 2005.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale for the OML123/124 PSC

Monthly Average Production from OML123 and OML124 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	30	70
≥40 and <75	45	55
≥75 and <100	55	45
≥100	60	40

Profit Oil Sliding Scale for the OPL90/225 PSC

Monthly Average Production from OPL90 and OPL225 (mbbls/d)	NNPC Share	Addax Petroleum Share
	(%)	(%)
<40	20	80
≥40 and <75	35	65
≥75 and <100	45	55
≥100	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued

based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arms length transactions, taking into account the properties of each crude blend. The Okwori Blend is being jointly marketed by Addax Petroleum and NNPC for the first six months or 10 liftings, whichever is longer, commencing June 2005. After this joint marketing period, NNPC will calculate and issue an Official Selling Price on a monthly basis for the Okwori Blend "Realizable Price".

Nigerian Marginal Fields

The Okwok Property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (mbbls/d)

<2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok Property is subject to the terms and conditions of the Oriental Joint Venture Agreement. See "Properties and New Ventures — Nigeria Properties — Okwok Property".

Cameroon

Addax Petroleum has a 60 per cent interest in, and operates, the Ngosso Concession. Tullow Oil holds the remaining 40 per cent interest. The Government of Cameroon has the right to participate as a joint venturer in any development in the Ngosso Property with a participating interest of up to 25 per cent. Should the Government of Cameroon choose to participate in development of the Ngosso Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil or gas fields within the contract area, production will be subject to royalties and taxes. Royalties vary with annual average production and are calculated on an incremental sliding scale basis as follows.

Annual Production Per Contract Area (mboe/d)	Rate (%)
≤5	2.5
>5 and ≤10	5.0
>10 and ≤20	10.0
>20	12.5

A corporate income tax rate of 40 per cent applies to profits in excess of operating costs and capital expenditures.

There is an additional petroleum duty of 12.5 per cent payable in case the "R" Factor (ratio of cumulative net revenues/cumulative investments) reaches more than 1.5. The additional petroleum duty will be increased to 20 per cent in case "R" is greater than 2.5.

The Ngosso Concession also contains provisions for signature and production bonuses and training fees for Cameroonian nationals.

Gabon

Addax Petroleum has a 42.5 per cent interest in the Kiarsseny Production Sharing Contract. Tullow Oil holds a 47.5 per cent interest and Sonangol E.P. holds the remaining 10 per cent interest. The Government of Gabon has the right to participate as a partner in any development under the Kiarsseny Production Sharing Contract with a participating interest of five per cent. Should the Government of Gabon choose to participate in development of the Kiarsseny Property, they will be responsible for their share of the operating costs and capital expenditures.

In the event of the development of oil fields, the Kiarsseny Production Sharing Contract divides production into Royalty Oil, Cost Oil and Profit Oil. Addax Petroleum and the other Kiarsseny Production Sharing Contract parties will be entitled to lift the Cost Oil and a share of Profit Oil.

Royalty Oil will be calculated on a monthly basis per production area. The rates vary with water depth and production levels on an incremental sliding scale basis as follows.

Royalty Oil Rates

Water Depth (m)	Monthly Average Production (mboe/d)	Rate (%)
<100	≤10	2.0
	>10 and ≤15	3.0
	>15 and ≤20	5.0
	>20 and ≤30	7.5
	>30	10.0
≥100	≤15	2.0
	>15 and ≤25	3.0
	>25 and ≤35	5.0
	>35 and ≤55	7.5
	>55	10.0

After the deduction of Royalty Oil, up to 75 per cent of remaining production will be used to recover all costs for exploration, development and production activities under the Kiarsseny Production Sharing Contract.

Oil remaining after the deduction of Royalty Oil and Cost Oil is Profit Oil. Profit Oil will be shared between the Government of Gabon and the Kiarsseny Production Sharing Contract parties based upon monthly production and water depth according to an incremental sliding scale as follows.

Profit Oil Sharing

Water Depth (m)	Monthly Average Production (mboe/d)	State Share (%)	Contractor Share (%)
<100	≤15	50	50
	>15 and ≤30	52	48
	>30 and ≤40	54	46
	>40 and ≤50	56	44
	>50 and ≤75	60	40
	>75 and ≤100	65	35
	>100	70	30
≥100	≤25	50	50
	>25 and ≤40	52	48
	>40 and ≤55	54	46
	>55 and ≤70	56	44
	>70 and ≤85	58	42
	>85 and ≤100	60	40
	>100	70	30

The Kiarsseny Production Sharing Contract also contains provisions for signature and production bonuses and training fees for Gabonese nationals. There is also a domestic supply obligation.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this prospectus may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are limited to crude oil reserves in Nigeria. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. However, the Production Sharing Contracts in Nigeria contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Ngosso Concession and the Kiarsseny Production Sharing Contract treat commercial natural gas in effectively the same manner as crude oil, except that lower royalty rates apply to gas production under the Ngosso Concession. However, Addax Petroleum did not have any booked proved, probable or possible reserves in Cameroon or Gabon as at September 30, 2005.

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at September 30, 2005[10][15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing[3]	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped[4]	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable[5]	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible[6]	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

Oil Reserves and Future Net Revenues
Based on Constant Prices and Costs
as at September 30, 2005[15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	66.6	58.3	2,825	2,565	2,356	2,185	2,042	1,335	1,233	1,149	1,078	1,019
Developed Non-Producing[3]	6.3	5.7	267	219	183	155	134	118	97	81	69	59
Undeveloped[4]	40.5	36.5	1,153	962	812	692	595	265	200	148	107	73
Total Proved	**113.3**	**100.5**	**4,244**	**3,746**	**3,351**	**3,032**	**2,771**	**1,718**	**1,530**	**1,378**	**1,254**	**1,151**
Probable[5]	89.0	74.7	3,545	2,822	2,304	1,922	1,632	1,070	852	693	575	486
Total Proved plus Probable	**202.3**	**175.2**	**7,790**	**6,568**	**5,655**	**4,954**	**4,403**	**2,788**	**2,381**	**2,072**	**1,830**	**1,637**
Possible[6]	83.0	66.2	3,401	2,692	2,171	1,781	1,482	960	753	602	490	405
Total Proved plus Probable plus Possible	**285.3**	**241.4**	**11,190**	**9,259**	**7,826**	**6,735**	**5,885**	**3,748**	**3,135**	**2,674**	**2,320**	**2,041**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.8 per cent per annum. Crude oil prices as forecast by NSAI effective September 30, 2005, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend
	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2005	62.87	59.55	63.75	63.26
2006	61.47	58.22	62.33	61.86
2007	55.19	52.28	55.96	55.54
2008	46.61	44.15	47.26	46.90
2009	43.45	41.16	44.06	43.72
2010	42.86	40.60	43.46	43.13
2011	42.85	40.58	43.45	43.12
2012	43.36	41.07	43.97	43.64
2013	44.22	41.89	44.84	44.50
2014	45.00	42.62	45.63	45.28
2015	45.89	43.47	46.53	46.18
2016	46.70	44.23	47.35	46.99
2017	47.58	45.07	48.25	47.88

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond September 30, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	September 30, 2005
	($/bbl)
Brent Crude	62.56
Antan Blend	59.26
Brass River Blend	63.44
Okwori Blend	62.95

(12) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

The following two tables set forth the undiscounted elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	5,552	629	1,012	697	35	3,163	1,807	1,372
Proved Plus Probable	9,718	1,266	1,716	1,017	45	5,635	3,567	2,107
Proved Plus Probable Plus Possible	13,365	2,004	2,136	1,238	51	7,881	5,190	2,746

Total Future Net Revenue (Undiscounted)
as at September 30, 2005 Based on Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves	6,863	803	1,075	687	32	4,244	2,549	1,718
Proved Plus Probable	12,206	1,677	1,647	1,000	38	7,790	5,056	2,788
Proved Plus Probable Plus Possible	17,322	2,763	2,041	1,209	42	11,190	7,519	3,748

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted)
as at September 30, 2005

	Forecast Prices and Costs			Constant Prices and Costs		
Year	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible	Proved	Proved Plus Probable	Proved Plus Probable Plus Possible
			($million)			
2005	119.0	144.5	144.5	119.0	144.5	144.5
2006	346.0	462.6	462.6	342.5	458.2	458.2
2007	209.7	346.4	400.4	204.4	337.2	389.5
2008	20.8	58.9	93.8	18.9	56.3	89.9
2009	–	–	70.4	1.0	–	66.2
2010	1.1	4.3	57.2	1.0	4.0	53.0
2011	15.7	–	8.8	14.3	–	8.0
2012	16.9	15.9	–	–	14.3	–
2013	–	–	–	–	–	–
2014	–	–	16.7	14.9	–	–
2015	–	–	–	–	–	14.3
2016	2.8	–	–	–	–	–
2017	–	–	–	–	–	–
2018	–	29.6	34.4	2.3	23.7	27.6
Total	**731.9**	**1,062.2**	**1,288.7**	**718.3**	**1,038.2**	**1,251.2**

Oil Wells

The following table sets forth the number and status of wells as at September 30, 2005 which are producing or shut-in and which the Corporation considers to be capable of production.

Property	Producing Gross	Producing Net	Shut-in Gross	Shut-in Net
OML123				
Adanga	15	15	4	4
Ebughu (and extensions)	21	21	1	1
Oron West and North Oron	8	8	–	–
Akam	4	4	5	5
Bogi	1	1	1	1
Mimbo	1	1	1	1
Ukpam	2	2	–	–
OML124				
Izombe	6	6	1	1
Ossu	4	4	2	2
OPL90				
Okwori	5	5	–	–
Nda	1	1	–	–
Total	**68**	**68**	**15**	**15**

All of the Corporation's producing or shut-in wells are located in Nigeria, and with the exception of OML124, are offshore.

Drilling History

The total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled in the periods indicated, are listed below.

	9 Months Ended September 30, 2005		Year Ended December 31,									
			2004		2003		2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development												
Oil producers	9	9	15	15	5	5	14	14	9	9	2	2
Water injectors	–	–	–	–	2	2	–	–	–	–	–	–
Total Development	9	9	15	15	7	7	14	14	9	9	2	2
Total Exploratory	1	1	2	2	–	–	2	2	–	–	–	–
Total Appraisal	19	19	6	4.8	6	6	13	13	6	6	8	8
Total	**29**	**29**	**23**	**21.8**	**13**	**13**	**29**	**29**	**15**	**15**	**10**	**10**

Drilling Success — Net Wells

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002	2001	2000	Total
Exploratory							
Successful	1	1	–	1	–	–	3
Unsuccessful	–	1	–	1	–	–	2
Appraisal							
Successful	15	2	3	11	5	7	43
Unsuccessful	4	2.8	3	2	1	1	13.8
Development							
Successful	8	14	5	14	9	2	52
Unsuccessful	1	1	2	–	–	–	4
Total							
Successful	**24**	**17**	**8**	**26**	**14**	**9**	**98**
Unsuccessful	**5**	**4.8**	**5**	**3**	**1**	**1**	**19.8**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at September 30, 2005.

	Undeveloped Acreage				3D Seismic		2D Seismic	
Property	**Gross** (acres)	**Net** (acres)	**Gross** (km²)	**Net** (km²)	**Gross** (km²)	**Net** (km²)	**Gross** (km)	**Net** (km)
OML123 and OML124	136,400	136,400	552	552	392	392	1,529	1,529
OPL90 and OPL225	323,500	323,500	1,309	1,309	467	467	2,120	2,120
Ngosso	117,100	70,300	474	284	–	–	1,536	922
Kiarsseny	1,345,000	571,600	5,443	2,313	2,643	1,123	18,750	7,969
Total	**1,922,000**	**1,101,800**	**7,778**	**4,458**	**3,502**	**1,982**	**23,935**	**12,540**

The Corporation's seismic database covers its developed and undeveloped acreage in Nigeria, after giving effect to the Corporation's relinquishment proposals and the Disputed Area in OML123. See "Properties and New Ventures — Nigeria Properties — Property Boundaries".

Historical — Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for the periods indicated.

	9 Months Ended September 30, 2005				Year Ended December 31, 2004
	Q3	Q2	Q1	Total	
Production (mbbls/d)					
Crude oil	74.3	62.3	49.3	62.0	39.9
Operating Netbacks ($/bbl)					
Revenue	60.67	48.22	44.64	52.21	35.37
Royalties	(8.97)	(8.27)	(8.77)	(8.68)	(7.22)
Lifting costs	(6.31)	(7.20)	(5.74)	(6.46)	(6.11)
Operating netback	45.40	32.76	30.13	37.07	22.04
Capital Expenditures ($million)					
Land and seismic	0.6	–	–	0.6	–
Drilling and completion	51.1	43.8	56.3	151.2	190.7
Facilities and equipment	50.9	24.8	36.3	112.0	99.2
Property acquisitions and disposals	–	–	–	–	–
Corporate acquisition	–	–	–	–	–
Other	2.9	4.2	5.2	12.3	24.3
Total	**105.5**	**72.8**	**97.8**	**276.1**	**314.2**

Reconciliation of Reserves

The Corporation has not previously reported its reserves in accordance with NI 51-101 and consequently a reconciliation has not been included.

Alternative Price Forecast Evaluation

The forecast prices used by NSAI in the Reserve Report as at September 30, 2005 differ from those currently in the public domain with respect to a number of the Corporation's industry peers. As a result, at the request of the Corporation, NSAI conducted a price sensitivity analysis of the reserves of the Corporation and the net present value of future net revenue associated with such reserves as at September 30, 2005 using an alternative price forecast supplied by the Corporation. The alternative price forecast correlates with the price forecast used in appraisals of some of the Corporation's industry peers in the public domain and, by comparison to the information set forth in the Reserve Report, provides some measure of guidance in respect of the sensitivity of the evaluation to price forecast changes, particularly having regard to the period over which reserves are, pursuant to the evaluation, estimated to be recovered. NSAI otherwise used the same assumptions and definitions as in the Reserve Report. The tables below summarize the alternative price forecast and the results of such analysis. The information set forth below is supplemental to the disclosure required by NI 51-101 and is not a substitute therefor.

Oil Reserves and Future Net Revenues Based on Alternative Forecast Prices and Costs as at September 30, 2005[10]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][10][11][12][13][14]					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][10][11][12][13][14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	65.6	57.7	2,445	2,234	2,062	1,920	1,801	1,219	1,131	1,058	997	944
Developed Non-Producing[3]	6.2	5.6	221	182	154	131	114	105	87	73	62	54
Undeveloped[4]	39.8	36.1	870	726	611	519	443	170	120	80	48	22
Total Proved	111.6	99.4	3,536	3,142	2,827	2,570	2,358	1,494	1,338	1,212	1,107	1,020
Probable[5]	90.4	76.5	2,997	2,393	1,958	1,636	1,392	891	714	584	486	411
Total Proved plus Probable	202.0	175.9	6,533	5,535	4,785	4,207	3,750	2,385	2,052	1,796	1,593	1,430
Possible[6]	82.7	66.3	2,831	2,246	1,816	1,493	1,245	802	630	505	412	340
Total Proved plus Probable plus Possible	284.7	242.2	9,364	7,781	6,602	5,700	4,995	3,187	2,683	2,301	2,005	1,771

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil. See "Fiscal Terms — Nigeria".

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls. See "Properties and New Ventures — Nigeria Country Discussion — International Relations".

(10) The alternative prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 1.5 per cent per annum. Crude oil prices used by NSAI for the Alternative Forecast Prices and Cost effective September 30, 2005, are as follows.

Alternative Crude Oil Forecast Prices

Year	Brent Crude ($/bbl)	Antan Blend ($/bbl)	Brass River Blend ($/bbl)	Okwori Blend ($/bbl)
2005	56.67	53.68	57.46	57.02
2006	57.44	54.41	58.25	57.81
2007	57.25	54.23	58.05	57.61
2008	55.59	52.65	56.37	55.94
2009	54.06	51.21	54.82	54.40
2010	52.99	50.19	53.73	53.32
Thereafter, escalated at 1.5%	52.30	49.54	53.03	52.63

(11) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(12) Abandonment costs have been estimated for the end of the economic producing life of each property.

(13) The estimated Net Present Values of Future Net Revenues Income Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(14) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $103.7 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

Total Future Net Revenue (Undiscounted) as at September 30, 2005 Based on Alternative Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	6,031	679	1,070	695	35	3,536	2,059	1,494
Proved Plus Probable	10,790	1,431	1,723	1,014	44	6,533	4,193	2,385
Proved Plus Probable Plus Possible	15,191	2,350	2,131	1,233	49	9,364	6,241	3,187

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to indentify any important economic factors or significant uncertaintites that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells three blends of crude oil. For these three blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2004 and for the nine months ended September 30, 2005.

Addax Petroleum Crude Oil Differential Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	9 Months Ended September 30, 2005	Year Ended December 31,		
		2004	2003	2002
Sales and Marketing Volumes (mmbbls)				
Antan Blend[2]	12.6	13.0	11.8	10.0
Brass River Blend	0.8	1.3	2.2	1.8
Okwori Blend	2.6	–	–	–
Dated Brent Crude Price ($/bbl)	53.54	38.22	28.84	24.98
Addax Petroleum Average Realized Prices ($/bbl)				
Antan Blend[2]	50.17	36.56	27.49	24.04
Brass River Blend	54.42	39.37	29.10	25.51
Okwori Blend	60.60	–	–	–
Premium/(Discount) to Brent Crude ($/bbl)[1]				
Antan Blend[2]	(3.51)	(1.88)	(1.27)	(1.36)
Brass River Blend	0.79	0.49	0.39	0.19
Okwori Blend	0.38	–	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Future Commitments

The Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. Typically, the Corporation achieves this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

Employees

As at September 30, 2005, Addax Petroleum had 291 employees. Of these, 215 were located in Nigeria, 75 were located in Geneva, Switzerland and one was located in Cameroon. All the Nigerian employees, other than management employees, are unionized.

Environmental and Safety Matters

Addax Petroleum has direct responsibility for HSE in its Nigerian and Cameroonian properties. The Corporation has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Corporation's managers and significantly influence the operations of the Corporation.

The Corporation requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Corporation's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Corporation circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Corporation has a dedicated HSE department that focuses on accident prevention, monitors operational

compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Corporation and is a member of the management committee, which meets weekly to discuss and direct the Corporation's activities.

The HSE policy of the Corporation emphasizes the following:

Leadership, Commitment and Training: Addax Petroleum requires its managers and supervisors to demonstrate a commitment to the HSE policies of the Corporation. This commitment includes not just responsibility for daily operation but also responsibility for reviewing the training requirements of the Corporation in order to ensure new employees and contractors receive appropriate introduction to the HSE policies. The Corporation then eliminates any identified gaps, to enable all employees and contractors to perform their duties responsibly and with due regard to the health and safety of others and the environment.

Risk Management: The Corporation manages risk by ensuring that all new projects or modifications to existing facilities undergo a hazardous operations and risk assessment. The Corporation also routinely assesses the risks of its activities and develops action plans to eliminate or minimize impact on personnel, the environment and facilities.

Health and Safety Operations: The Corporation believes that injury and incident-free operation is achievable and works to promote this mindset throughout the organization. Addax Petroleum conducts periodic in-house inspections and sponsors third-party health and safety audits to evaluate the Corporation's performance and compliance with applicable regulations, guidelines and best practices. Measures recommended through these exercises are diligently implemented to eliminate or mitigate exposure of employees, contractors and the public. The provision of the services of trained medical doctors and equipped facilities at all our field locations enhance the administration of first aid services to the Corporation's and contractors' employees.

Addax Petroleum encourages employees and contractors to report, and the Corporation will investigate, all incidents occurring in the course of operations. Knowledge gained from such investigation is communicated to all operational sites of the Corporation to prevent recurrence of similar incidents within the organization. To this end, Addax Petroleum publishes its HSE statistics and circulates them, with practice updates, throughout the organization.

Environmental Protection: Addax Petroleum conducts studies to assess the impact of planned projects or activities on the environment. Such environmental evaluation studies are conducted periodically to evaluate the impact of the Corporation's activities and opportunities for improvement. Addax Petroleum's waste management plan emphasizes waste minimization and waste reuse in compliance with the regulatory standards and guidelines set by the Nigerian Federal Ministry of Environment and the Department of Petroleum Resources.

Incident Response Plan: The Corporation has developed an integrated incident response plan to address foreseeable emergencies. This plan provides the framework on which a single or multiple emergency situation can be simultaneously managed, while maintaining a disciplined command and control of events. Emergencies such as fire, well control, medical evacuation, oil spill and civil disturbances have developed response annexes. Regular exercises are conducted at all locations to assess the awareness and preparedness of responders and to test the adequacy and state of readiness of emergency response equipment.

Insurance

The Corporation's producing oil and gas properties are all located in Nigeria. Pursuant to the terms of the Corporation's Nigerian Production Sharing Contracts, NNPC is the license holder while Addax Petroleum, as contractor, operates the fields. Addax Petroleum bears all of the risk and costs of exploration, development and operation. However, under the terms of the Nigerian Production Sharing Contracts the field equipment in Nigeria is owned by NNPC and is therefore insured by NNPC under a global policy (the "**CIP Policy**") which covers all of NNPC's assets and provides property damage and comprehensive general liability insurance coverage. The Corporation is co-insured under NNPC's CIP Policy as a contractor to NNPC. Addax Petroleum

believes that the coverage under the CIP Policy meets international oil industry practice and standards and the limits and deductibles are adequate for the operations in Nigeria.

Addax Petroleum has procured construction all risks insurance coverage in respect of its operations in OPL90. Coverage is for works executed anywhere in the world in performance of contracts relating to OPL90 including loss of, or damage to, the pipelines, risers, umbilicals, christmas trees and completions to be installed. Addax Petroleum has also recently procured construction all risks insurance coverage in respect of its operations in OML123 relating to the subsea works associated with the replacement of the FPSO.

Addax Petroleum's policy is to arrange such other insurance from time to time in respect of its other operations as required and in accordance with industry practice.

SELECTED FINANCIAL INFORMATION

The following table presents a summary of historical consolidated financial data for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended. The summary of historical consolidated financial data set forth below may not contain all of the information that is important to a prospective investor and should be read along with "Presentation of Financial Information", "Selected Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes of the Corporation for each of the nine months ended September 30, 2005 and September 30, 2004 and for each of the years ended December 31, 2004, 2003 and 2002 included in this prospectus. The results for the nine months ended September 30, 2005 are not necessarily indicative of results for the full year. All financial information with respect to the Corporation has been presented in United States dollars in accordance with Canadian GAAP.

	As at September 30,	As at December 31,	
	2005	2004	2003
	($million)		
CONSOLIDATED BALANCE SHEET DATA			
Assets			
Cash and cash equivalents	8.5	3.8	56.0
Other current assets	207.9	96.6	65.0
Total current assets	216.4	100.5	121.0
Property, plant and equipment	471.9	497.7	296.9
Other non-current assets	181.1	18.7	15.6
Total non-current assets	653.1	516.4	312.6
Total assets	**869.5**	**616.9**	**433.6**
Liabilities and equity			
Current liabilities	321.6	266.9	184.7
Long-term debt	100.0	65.0	–
Other non-current liabilities	137.6	107.7	105.2
Total liabilities	559.2	439.6	289.9
Share capital	20.0	20.0	20.0
Retained earnings	290.3	157.3	123.7
Shareholders' equity	310.3	177.3	143.7
Total liabilities and equity	**869.5**	**616.9**	**433.6**

	9 Months Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	($million except as noted)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenue					
Petroleum sales	840.6	367.8	524.1	381.8	284.1
Royalties	(139.8)	(67.0)	(103.4)	(67.1)	19.0
Net sales	700.8	300.8	420.7	314.7	303.1
Other revenue	1.3	1.3	1.8	1.7	1.6
Total net revenue	**702.1**	**302.1**	**422.5**	**316.4**	**304.7**
Expenses					
Operating expenses	104.0	63.1	87.5	76.8	64.8
General and administrative expenses	11.3	13.5	18.2	15.0	11.1
Interest on long term debt	1.9	1.9	1.7	1.6	1.2
Other interest and other finance charges	0.4	–	0.5	5.5	2.9
Depletion, depreciation and accretion	108.1	46.8	77.2	61.3	40.1
Impairment of property, plant and equipment	–	–	3.8	4.5	–
Foreign exchange (gains) losses	0.8	–	0.4	(1.3)	(0.2)
Total expenses	**226.6**	**125.3**	**189.4**	**163.3**	**119.9**
Non-controlling interest	–	–	–	(2.4)	(9.8)
Current income taxes	(256.9)	(109.1)	(140.4)	(101.7)	(34.7)
Future income taxes	(50.6)	(26.4)	(30.1)	(25.7)	(72.3)
Net income	**168.0**	**41.3**	**62.6**	**23.3**	**68.2**
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA					
CFFO	322.2	118.4	171.0	118.6	184.2
Net cash from operating activities	284.4	136.7	226.8	219.4	181.5
Expenditures on property, plant and equipment	(276.2)	(183.0)	(314.2)	(154.1)	(170.4)
Net cash flow used in investing activities	(276.2)	(183.0)	(314.2)	(175.1)	(170.4)
Net cash (used in) from financing	(3.5)	6.5	35.3	(31.0)	8.0
Net (decrease) increase in cash and cash equivalents	4.7	(39.7)	(52.1)	13.2	19.2
Historic PER SHARE DATA[(1)(3)]					
Basic and fully diluted net income per share ($/share)	2.80	0.69	1.04	0.39	1.14
Basic and fully diluted CFFO per share ($/share)	5.37	1.97	2.85	1.98	3.07
Pro Forma PER SHARE DATA[(2)(3)]					
Basic and fully diluted net income per share ($/share)	1.40	0.34	0.52	0.19	0.57
Basic and fully diluted CFFO per share ($/share)	2.68	0.99	1.43	0.99	1.53
OTHER FINANCIAL DATA					
EBITDA	586.8	225.5	316.8	224.6	228.9
Average realized price per barrel sold ($/bbl)	52.21	35.37	36.65	27.47	24.28
Operating cost per barrel sold ($/bbl)	6.46	6.07	6.12	5.53	5.54

Notes:

(1) All historic per share amounts are calculated on the basis of 60,030,000 outstanding Common Shares of Addax Petroleum N.V., before giving pro forma effect to the completion of the Pre-IPO Transactions.

(2) All pro forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

(3) The Corporation does not have any outstanding securities that are convertible into, or exchangeable for, Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the rest of the prospectus, including the Corporation's consolidated financial statements and related notes thereto beginning on page F-7 of this prospectus and the "Selected Financial Information". The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries. After giving effect to the Pre-IPO Transactions, the Corporation will own legally and beneficially 100 per cent of the common shares of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions".

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties. The Corporation's actual results and the timing of events could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Prospectus, particularly under the headings "Forward Looking Statements" and "Risk Factors".

Addax Petroleum defines "cash flow from operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

Overview

The Corporation is an international oil and gas exploration and production company focused on Africa and the Middle East. It has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. The Corporation currently has 11 producing fields, and has increased its crude oil production from an average of 8,800 bbls/d for 1998 to an average of approximately 74,450 bbls/d for October 2005. As at September 30, 2005, the Corporation had estimated proved reserves of 109.3 mmbbls and estimated proved and probable reserves of 201.3 mmbbls.

The Corporation is the largest independent oil producer in Nigeria and operates all four of its 100 per cent owned Nigerian properties, which account for all of its oil production. OML123 is located in shallow water and produces the majority of the Corporation's crude oil, a medium to light quality crude called the Antan Blend. OML124 is located onshore and produces light quality crude oil called the Brass River Blend. OPL90 is located offshore in medium depth water and produces light quality crude oil called the Okwori Blend, and OPL225 is an offshore exploration property located in medium depth water adjacent to OPL90.

The Corporation performs its oil activities in Nigeria through two Production Sharing Contracts with NNPC. Under each Nigerian Production Sharing Contract, the Corporation bears the development and exploration risk for the properties and funds all operating expenses and capital expenditures. In return, the Corporation is entitled to recover these costs and expenditures based on a production sharing formula after commercial discoveries are made and production begins and after the payment of royalties and production taxes. The Corporation shares with NNPC the oil remaining after the payment of royalties, costs and expenditures and production taxes on a sliding scale based on monthly production under each Nigerian Production Sharing Contract. All of the crude oil produced from the Corporation's operations is sold on an arm's length basis to ABV, a wholly-owned subsidiary of AOG, under the terms of the Crude Oil Supply Agreements.

In addition to Nigeria, the Corporation is active in Cameroon, where it has a 60.0 per cent interest in the Ngosso Property, an offshore exploration property operated by the Corporation, and Gabon, where it has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The Corporation is also pursuing a number of new venture opportunities in the Middle East and Africa, primarily relating to the Taq Taq Property, the Okwok Property and the Block 4 Property in the Joint Development Zone.

Material Factors Affecting the Corporation's Results of Operations and Financial Condition

Management believes that the following factors have had, and will continue to have, a material effect on the Corporation's results of operations and financial condition.

Oil Prices

The Corporation's results of operations are influenced significantly by crude oil prices. Crude oil prices have been volatile in the past and are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and a number of other factors, including government regulation, social and political conditions and the weather.

The prices for oil produced by the Corporation are related to the price of Brent crude oil in the world markets. Brent crude prices have increased from an average price of $28.84 per barrel in 2003 to an average price of $38.22 per barrel in 2004 and to an average price of $53.54 per barrel for the first nine months of 2005. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October, 2005, the average price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Coast region. For the nine months ended September 30, 2005, approximately 74 per cent of the Corporation's crude oil production was Antan Blend, which sold at an average discount to Brent crude of approximately seven per cent in the nine months ended September 30, 2005 and approximately six per cent in 2004. Prices for Antan Blend have increased to an average of $50.02 per barrel for the nine months ended September 30, 2005 from $34.94 per barrel for the same period in 2004.

The increase in oil prices has had a significant positive impact on the Corporation's net revenue, CFFO and net income, particularly in 2004 and the nine months ended September 30, 2005.

Production and Reserves

The Corporation's revenues and net income also depend on its production levels and its ability to replace its reserves. The Corporation has historically increased production by employing advanced and proven technologies to increase production in mature fields, drilling additional wells on its existing properties and acquiring and developing additional properties. The Corporation had 201.3 mmbbls of proved and probable reserves as at September 30, 2005. The Corporation increased production by 59 per cent to an average of 62.1 mbbls/d in the nine months ended September 30, 2005 from an average of 39.1 mbbls/d during the same period in 2004. The increased production was due mainly to the Okwori Property and the Nda field test well in OPL90 coming on-stream in March 2005 and 11 new wells coming on-stream in OML123.

Operating Expenses and Capital Costs

Operating expenses are the costs of producing oil and consist of items such as labour, FPSO leasing obligations, supplies, maintenance, repairs and utilities. The Corporation maintained an average operating expense of $6.46 per barrel for the nine months ended September 30, 2005 from $6.07 per barrel for the same period in 2004. Operating expenses increased in large part because of the costs associated with development at the Okwori Property. Operating expenses relating to the Okwori Property have averaged $6.88 per barrel during its start up phase in 2005. Production from the Okwori Property is still increasing and operating costs are expected to decline on a per barrel basis as the field reaches full production.

Capital costs are capitalized and expensed to the income statement and include engineering studies, seismic acquisition, drilling of exploration, appraisal and development wells, the acquisition of leases and facilities costs. Facilities costs include the construction and installation of platforms and the purchase and installation of

pipelines. All costs prior to the first lifting are capitalized. The costs of drilling rig and supply boat day rates increased significantly during 2005.

Taxes

Taxes paid in Nigeria pursuant to the Production Sharing Contracts vary materially based upon, among other factors, world oil prices and capital expenditures of the Corporation. The percentage of revenues that the Corporation pays as Tax Oil decreases during periods of lower oil prices and increases during periods of higher oil prices. Tax Oil thus serves as a partial hedge against changes in the price of oil.

The Nigerian Production Sharing Contracts are also designed to stimulate capital investment in the Nigerian oil industry. Certain capital expenditures are recoverable as capital allowances prior to the calculation of Tax Oil and therefore, have the effect of reducing taxes otherwise payable under the Nigerian Production Sharing Contracts at a rate of 60 per cent. However, in the event that deductions for capital allowances and capital investment allowances reduce the taxes otherwise payable to zero, a 15 per cent tax charge is applied to the taxable amount prior to deduction of certain capital allowances and capital investment allowances.

In the nine months ended September 30, 2005, the Corporation was taxed at the 15 per cent tax rate in relation to the OPL90/225 PSC. As at September 30, 2005, the Corporation had $120.6 million of unutilized capital investment allowance relating to OPL90 and OPL225. In addition, $55.2 million of costs incurred by a prior operator were available for recovery as Cost Oil. $44.2 million of these costs have been allocated to operating expenses and utilized, while the balance of $11.0 million has been allocated to capital costs. The Corporation expects to become subject to the standard tax rate of 60 per cent under the OPL90/225 PSC, if and when it utilizes its capital allowances and capital investment allowances. The Corporation's 2006 budget assumes that the 60 per cent rate would apply to OPL90/225.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production, operating costs and taxes for the OPL90/225 PSC would have had on Addax Petroleum's net income for the nine months ended September 30, 2005, had these changes occurred on January 1, 2005. These calculations are based on business conditions, production and sales volumes existing in the nine months ended September 30, 2005. The 1,000 bbls/d increase has been allocated evenly to OML123, OML124 and OPL90 once initial production from OPL90 commenced in March 2005. Prior to March 2005, production is assumed to come entirely from OML123 and OML124.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	5.4	0.05
Crude oil production	1,000 bbls/d	4.3	0.04
Increase in operating costs	10%	(4.2)	(0.04)
Tax rate for OPL90/225 PSC	45% (15% to 60%)	(20.0)	(0.17)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Nine months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Summary

The Corporation's production figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period.

During the nine months ended September 30, 2005, the Corporation brought 11 new wells on-stream. The majority of these wells were in the Adanga, Oron West and North Oron fields in OML123. The Okwori Property and the Nda field test well in OPL90 came on-stream in March 2005. The addition of the new wells increased the Corporation's crude oil production by 58 per cent to 16.9 mmbbls for the nine months ended September 30, 2005

from 10.7 mmbbls in the same period in 2004. Average daily production for the nine months ended September 30, 2005 was 62.1 mbbls/d, representing an increase from the average daily production of 39.1 mbbls/d during the same period in 2004.

The Corporation's total crude oil production by property for the nine months ended September 30, 2005 was 12.5 mmbbls from OML123, 1.0 mmbbls from OML124, and 3.4 mmbbls from OPL90 (which commenced production in March 2005), as compared with 9.6 mmbbls from OML123 and 1.1 mmbbls from OML124 for the same period in 2004.

Net income increased to $168.0 million for the nine months ended September 30, 2005 from $41.3 million for the same period in 2004. The following table summarizes the Corporation's results of operations for the nine months ended September 30, 2005 as compared to the same period in 2004.

	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004	Change	9 Months Ended September 30, 2005	9 Months Ended September 30, 2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	840.6	367.8	129	52.21	35.37
Royalties	(139.8)	(67.0)	109	(8.68)	(6.44)
Net sales	700.8	300.8	133	43.53	28.92
Total net revenue	702.1	302.1	132	43.61	29.05
Operating expenses	(104.0)	(63.1)	65	(6.46)	(6.07)
General and administration expenses	(11.3)	(13.5)	(16)	(0.70)	(1.30)
Depletion, depreciation and accretion	(108.1)	(46.8)	131	(6.71)	(4.50)
Other[(1)]	(3.2)	(1.9)	68	(0.21)	(0.18)
Total net revenue less total expenses	475.5	176.8	169	29.53	17.00
Current taxes	(256.9)	(109.1)	135	(15.96)	(10.49)
Future taxes	(50.6)	(26.4)	92	(3.14)	(2.54)
Net Income	**168.0**	**41.3**	**307**	**10.43**	**3.97**

Notes:

(1) Includes interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales are reported on the basis of production volumes sold gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income on the balance sheet.

Due to favourable market conditions, the average realized price for the Corporation's crude oil increased by 48 per cent to $52.21 per barrel for the nine months ended September 30, 2005 from $35.37 per barrel for the same period in 2004.

Petroleum sales increased by 129 per cent to $840.6 million for the nine months ended September 30, 2005 from $367.8 million for the same period in 2004. The increase reflects both a 48 per cent increase in the average sales price and a 58 per cent increase in average daily production. Petroleum sales volumes for the nine months ended September 30, 2005 were 16.1 mmbbls compared with 10.4 mmbbls for the same period in 2004.

Royalties

The following table summarizes the component parts of Royalties for the nine month periods ended September 30, 2005 and 2004:

	9 Months Ended September 30,			9 Months Ended September 30,	
	2005	2004	Change	2005	2004
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(58.7)	(24.0)	144	(3.65)	(2.31)
NNPC Profit Oil	(58.4)	(25.5)	129	(3.63)	(2.45)
NDDC	(8.7)	(9.3)	(7)	(0.54)	(0.90)
Education Tax	(9.6)	(4.3)	122	(0.60)	(0.42)
Tax Inversion Penalty	(4.4)	(3.9)	13	(0.28)	(0.36)
Total Royalties	**(139.8)**	**(67.0)**	**109**	**(8.68)**	**(6.44)**

Royalties include Nigerian Royalty Oil, NNPC's share of Profit Oil, Niger Delta Development Commission ("**NDDC**") levy, education tax and tax inversion penalty.

- Royalty Oil is calculated in accordance with the Corporation's Nigerian Production Sharing Contracts on a field by field basis.
- Profit Oil is calculated in accordance with the Nigerian Production Sharing Contracts and is equal to the realized price for crude oil less Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and the Corporation depending on the licence and the monthly volumes produced.
- NDDC levy is calculated as 3 per cent of budgeted expenditures. For OPL90, this amount was calculated once first lifting occurred in June 2005. Before first lifting, there was no liability for the levy.
- Education tax is calculated as a 2 per cent charge on taxable profit before capital allowances are deducted.
- The tax inversion penalty is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates of less than 50 mbbls/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates of more than 50 mbbls/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl. Addax Petroleum's production average exceeded 50 mbbls/d for 2005. The Corporation estimates that its maximum exposure to the tax inversion penalty is $6.5 million for 2005.

Royalties increased by 109 per cent to $139.8 million for the nine months ended September 30, 2005 from $67.0 million for the same period in 2004. This increase was due to the rise in petroleum sales which in turn resulted in Royalty Oil increasing by 144 per cent to $58.7 million from $24.0 million and includes $5.3 million of Royalty Oil resulting from OPL90 crude oil production (2004 — nil), and NNPC's share of Profit Oil increasing 129 per cent to $58.4 million from $25.5 million, due to increased profitability from OML123 and OML124, primarily as a result of higher sales volumes and prices.

The NDDC levy decreased by $0.6 million to $8.7 million for the nine months ended September 30, 2005 from $9.3 million for the same period in 2004. Education tax increased by 122 per cent to $9.6 million for the nine months ended September 30, 2005 from $4.3 million for the same period in 2004. The increase in education tax was a result of higher taxable income before allowances in OML123 and OML124 and the inclusion of OPL90 income for the first time. The tax inversion penalty increased by 13 per cent to $4.4 million for the nine months ended September 30, 2005 from $3.9 million for the same period in 2004 due primarily to management's expectation that OML123 and OML124 will produce in excess of 50.0 mbbls/d for 2005.

Operating Expenses

Operating expenses increased by 65 per cent to $104.0 million for the nine months ended September 30, 2005 from $63.1 million during the same period in 2004. The increase was primarily due to (i) an increase in employee costs and benefits of $4.5 million following the recruitment of 20 additional professionals in Nigeria to support ongoing operations and development in the Okwori field; (ii) an increase of $5.0 million in Lagos office costs; (iii) an increase of $4.3 million for production and maintenance work on OPL90; and (iv) an increase of $7.5 million in FPSO charter costs following the lease of a TPU (temporary production unit) which was used to continue production from the Adanga platform while upgrades were being made. In addition, operating expenses for OPL90 for the nine months ended September 30, 2005 were $23.2 million, as compared with no operating expenses for OPL90 in 2004.

Per barrel operating expenses increased to $6.46 in the nine months ended September 30, 2005 from an average of $6.07 for the same period in 2004.

General and Administrative Expenses

General and administrative charges relate to corporate costs and new venture activities. These costs are not tax deductible for Nigerian tax purposes.

General and administrative expenses decreased by 16 per cent to $11.3 million for the nine months ended September 30, 2005 from $13.5 million for the same period in 2004. This decrease was due primarily to the Corporation incurring $2.2 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 131 per cent to $108.1 million for the nine months ended September 30, 2005 from $46.8 million for the same period in 2004. The 2005 figure includes $30.2 million in depreciation on OPL90 assets which were not depreciated in 2004 as production from OPL90 did not commence until March 2005. Depreciation for OML123 and OML124 assets increased by $31.0 million for the nine months ended September 30, 2005 compared to the same period in 2004, due primarily to increased production which led to an increase in the unit of production rate used to calculate depreciation. This higher unit of production rate was due primarily to the addition of the Okwori Property costs to the depletion, depreciation and accretion pool. The average development cost per barrel for projects in OML123/124 is approximately $4.00 to $6.00 per barrel compared with significantly higher development costs of approximately $10.00 per barrel for the Okwori Property.

Current Income Taxes

The fiscal terms of the Corporation's main operations in Nigeria are set out in the Production Sharing Contracts as modified by the Nigerian government on November 21, 2001. Taxation is calculated at the statutory rate on income which is taxable in Nigeria as a result of activities under the Production Sharing Contract.

Current Income Taxes increased by 135 per cent to $256.9 million for the nine months ended September 30, 2005 from $109.1 million for the same period in 2004. This increase was due primarily to an increase in petroleum sales, which generated a higher taxable basis for the nine months ended September 30, 2005. There were $6.6 million of current income taxes for OPL90 for the nine months ended September 30, 2005 and no income tax for the same period in 2004. Income from OPL90 for the nine months ended September 30, 2005 was taxed at 15 per cent.

Future Income Taxes

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Future income taxes increased by 92 per cent to $50.6 million for the nine months ended September 30, 2005 from $26.4 million for the same period in 2004. This increase is primarily due to a future tax liability of $20.1 million for the OPL 90/225 PSC for the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Summary

During 2004, 15 new wells came on-stream, including two extended well tests. The Corporation also implemented initiatives to optimize production from existing wells. This resulted in an increase in production by 6 per cent to 14.6 mmbbls in 2004 from 13.8 mmbbls in 2003 and an increase in the average daily crude oil production rate to 40.0 mbbls/d in 2004 from 37.7 mbbls/d in 2003.

Total oil production for 2004 was 14.6 mmbbls, 91 per cent of which was from OML123 (13.2 mmbbls) with the remainder from OML124 (1.4 mmbbls).

In 2004, net income increased by 169 per cent to $62.6 million from $23.3 million in 2003. The following table summarizes the Corporation's results of operations for 2004 as compared to 2003.

	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	524.1	381.8	37	36.65	27.47
Royalties	(103.4)	(67.1)	54	(7.23)	(4.83)
Net sales	420.7	314.7	34	29.42	22.64
Total net revenue	422.5	316.4	34	29.55	22.76
Operating expenses	(87.5)	(76.8)	14	(6.12)	(5.53)
General and administration expenses	(18.2)	(15.0)	21	(1.27)	(1.08)
Depletion, depreciation and accretion	(77.2)	(61.3)	26	(5.40)	(4.41)
Other[1]	(6.5)	(10.2)	(36)	(0.46)	(0.73)
Total net revenue less total expenses	233.1	153.1	52	16.30	11.01
Current taxes	(140.4)	(101.7)	38	(9.82)	(7.32)
Future taxes	(30.1)	(25.7)	17	(2.10)	(1.85)
Non-controlling interest	–	(2.4)	n/a	–	(0.16)
Net Income	**62.6**	**23.3**	**169**	**4.38**	**1.68**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 37 per cent to $524.1 million in 2004 from $381.8 million in 2003. The increase reflects both a 33 per cent increase in the average realized sales price and a 6 per cent increase in average daily production. The average realized price per barrel increased by 33 per cent to $36.65 in 2004 from $27.47 in 2003. The number of barrels lifted increased to 14.3 mmbbls in 2004 from 13.9 mmbbls in 2003.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2004 and 2003.

	Year Ended December 31,			Year Ended December 31,	
	2004	2003	Change	2004	2003
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(36.0)	(28.2)	27	(2.51)	(2.03)
NNPC Profit Oil	(45.5)	(28.7)	59	(3.18)	(2.06)
NDDC	(11.8)	(6.4)	84	(0.82)	(0.46)
Education Tax	(6.3)	(3.8)	64	(0.44)	(0.27)
Tax Inversion Penalty	(3.8)	–		(0.27)	–
Total Royalties	**(103.4)**	**(67.1)**	**54**	**(7.22)**	**(4.82)**

Royalties increased by 54 per cent to $103.4 million in 2004 from $67.1 million in 2003. This increase was due to the increase in petroleum sales outlined above which resulted in Royalty Oil increasing by 27 per cent to $36.0 million in 2004 from $28.2 million in 2003, and NNPC's share of Profit Oil increasing by 59 per cent to $45.5 million in 2004 from $28.7 million in 2003, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices.

The NDDC levy increased by 84 per cent to $11.8 million in 2004 from $6.4 million in 2003, due primarily to a $5.0 million accrual relating to a change in the basis on which the NDDC levy was calculated. The NDDC levy was calculated based on actual expenditures in 2002 and 2003 and budgeted expenditures in 2004. The Corporation had been lobbying to change the basis of the NNDC levy calculation and it became apparent in 2004 that the method which the Nigerian authorities wished to use was budgeted expenditure. This calculation method is still being disputed by the Corporation. The additional increase is mainly due to higher expenditures in 2004 compared to 2003. Education tax increased by 64 per cent to $6.3 million in 2004 from $3.8 million in 2003, due to higher taxable income before allowances.

The tax inversion penalty in 2004 relates to a tax audit of the Corporation's 1998 to 2001 financials where NNPC and the Corporation agreed on final tax accounts. The method of calculating operating costs for the costs penalty arrangement is still to be agreed. However, following the audit, and applying the Corporation's method of calculating operating costs per barrel, the cost per barrel for 2000 was greater than $7.50 per barrel. Thus, the tax inversion penalty was accrued in 2004.

Operating Expenses

Operating expenses increased by 14 per cent to $87.5 million in 2004 from $76.8 million in 2003. This increase was primarily due to an increase in employee costs and benefits of $4.9 million following the recruitment of additional professionals in Nigeria to support ongoing operations and development on the Okwori Property and an increase of $5.8 million in FPSO charter costs following the lease of a temporary production unit which was used to process crude oil while the Adanga Platform was closed for upgrades. This increase was partially offset by a decrease of $0.8 million in onshore maintenance costs (pipeline and facilities) and $0.8 million in custom duties on the importation of well material. The per barrel operating cost increased to $6.12 in 2004 from $5.53 in 2003.

General and Administrative Expenses

General and administrative expenses increased by 21 per cent to $18.2 million in 2004 from $15.0 million in 2003. This increase was due primarily to the Corporation incurring $4.0 million in legal and special audit costs in 2004 in preparation for its initial public offering.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 26 per cent to $77.2 million in 2004, from $61.3 million in 2003, largely as a result of increased production and a larger depreciable base. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.99 per barrel to $5.40 per barrel in 2004 from $4.41 per barrel in 2003.

In 2004, the Corporation wrote off $3.8 million, which represented its portion of the costs associated with the drilling of an unsuccessful exploratory well in Gabon in early 2004.

In 2003, production from two cost pools, OPL90 and OPL225 and the Ngosso Property, had not yet commenced. Accordingly, no depreciation charge for these costs was calculated and all costs were capitalized. The Corporation planned to acquire 3D seismic data in the Ngosso Property in 2003, but the project was postponed due to the Cameroon-Nigeria border dispute. In 2003, the Corporation wrote off capitalized intangible costs of $4.5 million which were incurred for mobilization and demobilization of a seismic data acquisition team in the Ngosso Property.

Current Income Taxes

Current income taxes increased by $38.7 million to $140.4 million in 2004 from $101.7 million in 2003. This increase is due primarily to a 37.0 per cent increase in petroleum sales which generated a higher taxable basis in 2004 compared to 2003, and an increase in PPT charges of $9.6 million relating to whether certain capital costs regarding the acquisition of the Nigerian properties should be charged to Cost Oil.

Future Income Taxes

Future income tax expense increased by 17 per cent to $30.1 million in 2004 from $25.7 million in 2003. The increase is due primarily to additional capital expenditure of which intangible drilling costs are expensed in the tax accounts and capitalized in the financial statements, offset by greater depletion, depreciation and accretion compared to capital allowances.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Summary

In OML123, five new wells came on-stream in 2003 and initiatives were implemented to optimize production from existing wells. In OML124, the Corporation implemented a drilling program that resulted in two new producing wells being brought on-stream. Principally as a result, crude oil production increased by 20 per cent to 13.8 mmbbls in 2003 from 11.5 mmbbls in 2002. The average daily rate of production increased to 37.7 mbbls/d in 2003 from 31.5 mbbls/d in 2002.

Total crude oil production for 2003 was 13.8 mmbbls, 85.5 per cent of which was produced from OML123 (11.8 mmbbls), with the remainder produced from OML124 (2.0 mmbbls).

In 2003, net income decreased by 66 per cent to $23.3 million as compared to $68.2 million in 2002. The following table summarizes the Corporation's results of operations for 2003 as compared to 2002.

	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Petroleum sales	381.8	284.1	34	27.47	24.28
Royalties	(67.1)	19.1	n/a	(4.83)	1.63
Net sales	314.7	303.2	4	22.64	25.91
Total net revenue	316.4	304.8	4	22.76	26.05
Operating expenses	(76.8)	(64.8)	19	(5.53)	(5.54)
General and administration expenses	(15.0)	(11.1)	35	(1.08)	(0.95)
Depletion, depreciation and accretion	(61.3)	(40.1)	53	(4.41)	(3.43)
Other[(1)]	(10.2)	(3.9)	162	(0.73)	(0.33)
Total net revenue less total expenses	153.1	184.9	(17)	11.01	15.80
Current taxes	(101.7)	(34.7)	193	(7.32)	(2.97)
Future taxes	(25.7)	(72.3)	(64)	(1.85)	(6.18)
Non controlling interest	(2.4)	(9.7)	(75)	(0.16)	(0.83)
Net Income	**23.3**	**68.2**	**(66)**	**1.68**	**5.82**

Notes:

(1) Including interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production.

Petroleum Sales

Petroleum sales increased by 34 per cent to $381.8 million in 2003 from $284.1 million in 2002. The increase reflects both a 13 per cent increase in the average realized price of the Corporation's crude oil ($27.47 in 2003 compared to $24.28 in 2002) and a 20 per cent increase in average daily production. The number of barrels lifted increased to 13.9 mmbbls in 2003 from 11.7 mmbbls in 2002.

Royalties

The following table summarizes the component parts of royalties for the years ended December 31, 2003 and 2002.

	Year Ended December 31,			Year Ended December 31,	
	2003	2002	Change	2003	2002
	($million)	($million)	(%)	($/bbl)	($/bbl)
Royalty Oil	(28.2)	35.2	n/a	(2.03)	3.01
NNPC Profit Oil	(28.7)	(6.4)	344	(2.06)	(0.55)
NDDC	(6.4)	(8.1)	(21)	(0.46)	(0.69)
Education Tax	(3.8)	(1.6)	143	(0.28)	(0.14)
Total Royalties	**(67.1)**	**19.1**	**n/a**	**(4.83)**	**1.63**

Royalties increased to $67.1 million in 2003 from a credit of $19.1 million in 2002. Royalty Oil increased to $28.2 million in 2003 from a credit of $35.2 million in 2002. Royalty Oil in 2002 included a credit of $53.7 million due to the implementation of new royalty terms during 2002, but made effective retroactively as of January 1, 2000. In addition, the increase in production between 2003 and 2002 resulted in higher royalties. NNPCs' share of Profit Oil increased to $28.7 million in 2003 from $6.4 million in 2002, due to increased profitability from OML123 and OML124, primarily due to higher sales volumes and prices. Following an audit by NNPC in 2003, the Corporation agreed with NNPC that capital investment allowance was not deductible in calculating NNPC Profit Oil. This increased NNPC Profit Oil in 2003 by $10.3 million. In 2002, NNPC Profit Oil had carried forward losses from prior years, which reduced the 2002 change.

NDDC levies decreased by 21 per cent to $6.4 million in 2003 from $8.1 million in 2002. The decrease in NDDC levies was due primarily to lower capital expenditures in 2003. Education tax increased by 143 per cent to $3.8 million in 2003 from $1.6 million in 2002. The increase was due to higher taxable income before allowances in 2003. In 2003 and 2002, the NDDC levy was calculated based on actual expenditures (as opposed to budgeted expenditures) incurred on OML123 and OML124. As no crude oil was produced and sold from OPL90 and OPL225 in 2003 or 2002, no petroleum levies were calculated for these properties.

Operating Expenses

Operating expenses increased by 19 per cent to $76.8 million in 2003 from $64.8 million in 2002. This increase was due primarily to a $4.4 million increase in the OML123 FPSO costs following the leasing of a second production processing train for the FPSO, a $2.2 million increase in employee costs, a $1.7 million provision for Nigerian withholding tax in 2003, a $1.2 million increase in supply vessel costs of the Corporation's offshore operations, a $0.6 million restructuring charge incurred in 2003 and a $0.6 million increase in third party maintenance staff costs. Per barrel operating costs decreased by $0.01 to $5.53 in 2003 from $5.54 in 2002.

General and Administrative Expenses

General and administrative expenses increased by $3.9 million to $15.0 million in 2003 from $11.1 million in 2002. This increase was primarily due to an increase in new ventures activities and office expansion activities in Geneva.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses increased by 53 per cent to $61.3 million in 2003 from $40.1 million in 2002. This increase was primarily due to the increase of the unit of production rate used to calculate total depreciation. On a per barrel basis, depletion, depreciation and accretion expenses increased by $0.98 to $4.41.

Current Income Taxes

Current Income Taxes increased by 193 per cent to $101.7 million in 2003 from $34.7 million in 2002. This increase was due primarily to a 34.0 per cent increase in petroleum sales which generated a higher taxable basis in 2003. Tax loss and allowance carry forwards were used before 2003, which significantly reduced the 2002 tax charge. A tax accrual of $8.0 million was taken in 2003 relating to a reserve addition bonus for reserve additions in 1999, which the Nigerian authorities disallowed in 2003 and which the Corporation successfully contested. Another tax accrual, also for $8.0 million, was taken relating to studies which were capitalized by the Corporation.

Future Income Taxes

Future income taxes decreased by 64 per cent to $25.7 million in 2003 from $72.3 million in 2002. The decrease was a result of a $16 million tax deferral for the Okwori Property, which was offset by an increase in the timing differences in OML123 and OML124 and the accumulation of capital investment allowance carry forwards in 2003.

Consolidated Results of Operations by Quarter

The following table sets forth a summary of the Corporation's results of operations for the periods indicated.

	2005			2004				2003			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($thousand)										
Petroleum sales	387.8	258.2	194.5	156.4	146.6	117.1	104.0	96.2	98.4	89.4	97.8
Net income	85.6	53.5	28.9	21.3	15.8	13.7	11.8	(8.1)	13.8	1.4	16.2
Net income per share(1)											
— basic and diluted — pro forma	0.71	0.45	0.24	0.18	0.13	0.11	0.10	(0.07)	0.12	0.01	0.14

Note:

(1) All pro forma per share amounts are calculated on the basis of 120,000,000 outstanding Common Shares of Addax Petroleum Corporation, after giving pro forma effect to the completion of the Pre-IPO Transactions. See "Interest of AOG in Material Transactions — Share Transfer Agreement."

Petroleum Sales

The volume of crude oil sold by the Corporation per fiscal quarter for the first three fiscal quarters of 2005 was 4.4 mmbbls, 5.4 mmbbls and 6.4 mmbbls, respectively. Petroleum sales for the first three quarters of 2005 increased as production from OML123 and OML124 increased and as production from OPL90 was brought on-stream in March 2005. Petroleum sales from OPL90 and OPL225 per fiscal quarter for the first three quarters of 2005 were nil mmbbls, 0.9 mmbbls and 1.7 mmbbls, respectively. The average sales price per quarter for the first three fiscal quarters of 2005 was $43.13 per barrel, $49.67 per barrel and $59.89 per barrel, respectively. The increasing volumes and prices throughout the quarters, including first sales from OPL90 and OPL225, accounted for the increasing petroleum sales per quarter.

In 2004, the volumes of crude oil sold by the Corporation per fiscal quarter were 3.3 mmbbls, 3.4 mmbbls, 3.7 mmbbls and 4.0 mmbbls, respectively. Petroleum sales in 2004 were affected by increasing production during the year. The average sales price per fiscal quarter generally increased throughout 2004 as follows: $30.53 per barrel, $33.52 per barrel, $40.22 per barrel and $40.14 per barrel. The increasing volumes and prices throughout the year accounted for the rising total petroleum sales per quarter.

For the four fiscal quarters in 2003, the volumes sold were 3.3 mmbbls, 3.6 mmbbls, 3.7 mmbbls and 3.3 mmbbls, respectively. The average sales price in the first quarter was $30.46 per barrel, dropping to $25.01 per barrel in the second quarter and then rising to $27.51 and $28.30 per barrel in the third and fourth quarters, respectively.

Net Income

Net income by fiscal quarter for the first three quarters of 2005 were $28.9 million, $53.5 million and $85.6 million, respectively. The increase in net income in the second quarter compared to the first quarter of $24.6 million was due primarily to an increase in petroleum sales from $194.5 million in the first quarter to $258.2 million in the second quarter. Second quarter petroleum sales included initial sales from the Okwori Property of $53.6 million. The increase in petroleum sales in the second quarter was offset by costs from Okwori production of $30.1 million. Taxes were flat in the second quarter due to production from the Okwori Property having a low tax rate and large tax allowances obtained from a previous operator of OPL90. Net income increased in the third quarter compared to the second quarter by $32.1 million primarily due to an increase in petroleum sales from $258.2 million in the second quarter to $387.8 million in third quarter. Third quarter petroleum sales from the Okwori Property were $106.3 million as compared to $53.6 million in the second quarter. The increase in petroleum sales in the third quarter was offset by costs from Okwori production of $59.3 million. Taxes increased in the third quarter compared to the second quarter by $59.3 million due to the Okwori Property having utilised its tax allowances. Costs in OML123 and OML124 increased by $31.2 million in the third quarter compared to the second quarter due to increasing royalties and depletion, depreciation and accretion.

Net income by quarter for 2004 was $11.8 million, $13.7 million, $15.8 million and $21.3 million, respectively. The increase in net income in the second quarter compared to the first quarter of $1.9 million was due primarily to an increase in petroleum sales from $104.0 million in the first quarter to $117.1 million in the second quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $6.1 million and increased administration costs, which were not tax deductible. Net income increased in the third quarter compared to the second quarter by $2.1 million due primarily to an increase in petroleum sales from $117.1 million in the second quarter to $146.6 million in the third quarter. Increasing petroleum sales were offset by a corresponding increase in taxes of $14.0 million. Net income increased in the fourth quarter compared to the third quarter by $5.5 million due primarily to an increase in revenues from $146.6 million in the third quarter to $156.4 million in the fourth quarter, a decrease in taxes of $21.0 million due mainly to a partial reversal of the reserve addition bonus tax accrual and a $12.1 million increase in depletion costs.

Net income/(loss) by quarter for 2003 was $16.2 million, $1.4 million, $13.8 million and $(8.1) million. The decrease in net income in the second quarter compared to the first quarter of $14.8 million was due largely to an increase in administration costs from $5.1 million in the first quarter to $16.7 million in the second quarter. Administration costs are not tax deductible as they are not incurred for Nigerian activities. Net income in the third quarter returned to levels comparable to first quarter net income. $16 million of tax accruals and a $10.3 million additional charge to NNPC Profit Oil were taken in the fourth quarter. These tax accruals were comprised of $8.0 million for the possible loss of a tax offset for a reserve addition bonus earned in 1999 and $8.0 million for reclassification of studies from capital cost to operating expense in the tax accounts. This reclassification produced a loss of capital investment allowances, thereby increasing the tax charge.

Liquidity and Capital Resources

Overview

The Corporation's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori Property in OPL90. The Corporation has not experienced seasonal impact on its cash flows. Currently, the Corporation generates all of its cash from operating activities of its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Corporation's Nigerian subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Corporation by its Nigerian subsidiaries. After the closing of this offering, APNV will be a wholly owned subsidiary of the Corporation and transfers of funds by APNV to the Corporation in the form of cash dividends, loans or advances will be restricted by the provisions of the credit facility described below. See "Dividends".

The Corporation held total cash and cash equivalents of $8.5 million as at September 30, 2005.

APNV has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. As at November 30, 2005, $80.0 million was drawn down on the credit facility.

The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilisation on the first day of the interest period. The credit facility is secured by debentures given by APNV and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the Crude Oil Supply Agreements, a pledge over the bank accounts and share pledges of APNV's principal subsidiaries. The credit facility is for funding Nigerian capital expenditures.

Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million prior to the closing of the offering.

Management believes that the Corporation's cash flow generated from operating activities, its cash and cash equivalents, the existing credit facilities and the net proceeds it receives from the offering will be sufficient to fund its foreseeable working capital requirements.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

	9 Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
		($million)		
Net Cash Inflows (outflows) before movements in working capital				
Cash flow from operations	322.2	171.0	118.6	184.2
Net cash flow used in investing activities	(276.2)	(314.2)	(175.2)	(170.4)
Net cash from (used in) financing activities	(3.5)	35.3	(31.0)	8.0
Net increase in cash and cash equivalents	42.5	(107.9)	(87.6)	21.8
(Increase) decrease in working capital	(37.9)	55.8	100.8	(2.6)
Increase (decrease) in cash and cash equivalents	4.6	(52.1)	13.2	19.2
Cash and cash equivalents at end of year	8.5	3.9	56.0	42.8

Cash Flow from Operations

Cash flow from operations was $322.2 million for the nine months ended September 30, 2005, compared to $118.4 million for the same period in 2004, representing an increase of $203.8 million. The increase was due primarily to the increase in income before income taxes of $298.7 million, the Okwori Property coming on-stream in 2005, and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $86.0 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $147.8 million.

Cash flow from operations was $171.0 million in 2004 compared to $118.6 million in 2003, an increase of $52.4 million. The increase was primarily due to the increase in income before income taxes and non-controlling interests of $80.0 million, with a revenue increase of $106.1 million offset by costs of $26.1 million. Additionally, there were increases in non-cash items with the operating activities in 2004, specifically an increase of $15.3 million in depreciation and write-offs. These increases to operating activities were mostly offset by an increase in income tax paid and liftings of Nigerian government entitlement to income tax of $43.1 million.

Cash flow from operations was $118.6 million in 2003 compared to $184.2 million in 2002, a decrease of $65.6 million. The decrease was due primarily to the increase in current income tax payable to the Nigerian government of $67.0 million.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible assets. Net cash used in investing activities was $276.2 million for the nine months ended September 30, 2005 compared to $183.0 million for the same period in 2004, representing an increase of $93.2 million. This increase is due largely to capital expenditures on the development of the Okwori Property and the Nda extended well test of $170.2 million in the nine months ended September 30, 2005 and $80.9 million in the same period in 2004. Property, plant and equipment expenditures on OML123 and OML124 increased in 2005 by $22.8 million to $99.2 million in 2005 from $76.4 million in 2004. Expenditure on intangible assets decreased slightly in 2004 to $11.4 million from $14.3 million in 2003.

Net cash used in investing activities was $314.2 million in 2004, compared to $175.2 million in 2003, an increase of $139.0 million. This increase is due to capital expenditures on the development of the Okwori Property and the Nda extended well test of $165.4 million in 2004. Property, plant and equipment expenditures on OML123 and OML124 decreased to $135.1 million in 2004 from $138.2 million in 2003. Expenditures on intangible assets decreased slightly to $11.4 million in 2004 from $14.3 million in 2003. Additionally, in 2003 the Corporation purchased the non-controlling interest in the Nigeria Production Sharing Contracts for $21.0 million (2004 — nil).

Net cash used in investing activities was $175.2 million in 2003 compared to $170.4 million in 2002. This increase is primarily due to the Corporation's purchase of the non-controlling interest in the Nigerian Production Sharing Contracts for $21.0 million in 2003 (2002 — nil). This increase was offset in part by a

decrease in property, plant and equipment and intangible assets of $16.3 million. This decrease is due to lower capital expenditures on OML123 and OML124 which decreased to $138.2 million in 2003 from $161.1 million in 2002.

Net Cash From (Used in) Financing Activities

Net cash used in financing activities was $3.5 million for the nine months ended September 30, 2005 compared to a cash inflow of $6.5 million for the corresponding period for 2004. Drawdowns of $125.0 million were made in the nine months ended September 30, 2005 as compared to $25.0 million in the same period in 2004. Dividends paid increased to $35.0 million in the nine months ended September 30, 2005 from $18.5 million in the same period in 2004. The Corporation repaid debt of $90.0 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil) and paid borrowing fees of $3.5 million in the nine months ended September 30, 2005 (corresponding period in 2004 — nil).

Net cash from financing activities was $35.3 million in 2004 as compared to net cash used in financing activities of $31.0 million in 2003. Drawdowns of $65.0 million were made in 2004 (2003 — nil). Borrowing fees of $2.7 million were paid in 2004 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 (2004 — nil).

Net cash used in financing activities was $31.0 million in 2003 as compared to net cash from financing activities of $8.0 million in 2002. Drawdowns of $25.0 million were made in 2002 (2003 — nil). Repayment of debt of $25.0 million was made in 2003 as compared with $5.0 million in 2002. Dividends paid in 2003 decreased to $6.0 million from $12.0 million in 2002.

Off Balance Sheet Arrangements

The Corporation does not currently have any off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The table below sets forth information relating to the Corporation's contractual obligations and commercial commitments as at September 30, 2005.

Contractual Obligations and Commercial Commitments	Within One Year	From 1 to 5 years	More than 5 years	Total
		($million)		
Long Term Debt	–	100.0	–	100.0
Operating Leases[1]	59.8	231.6	128.6	420.0
Purchase Obligations[2]	144.6	–	–	144.6
Other Long Term Obligations[3]	69.1	–	–	69.1
Total	**273.5**	**331.6**	**128.6**	**733.7**

Notes:

(1) Operating leases are the leases of FPSO's and the TPU.

(2) Consists principally of the purchase of flowlines and pipelines and wellheads in OPL90 and OPL225, and pipelines related to the replacement FPSO in OML123 and OML124.

(3) Consists principally of obligations related to two long term rig charters.

Capital Expenditures

The following table sets forth the Corporation's capital expenditures for the periods indicated.

Capital Expenditures	9 Months Ended September 30, 2005	Year Ended December 31 2004	2003	2002
	($million)			
OML 123/124				
Drilling	71.3	77.3	76.2	118.7
Facilities	18.9	48.0	47.4	30.4
Other	9.0	9.8	14.6	12.0
Sub Total	**99.2**	**135.1**	**138.2**	**161.1**
OPL 90/225				
Exploration	–	21.6	0.5	1.7
Okwori development	136.7	133.3	7.6	0.3
Nda development	24.5	–	–	–
Nda extended well test	8.5	4.9	–	–
Other	2.9	5.6	–	3.4
Sub Total	**172.6**	**165.4**	**8.1**	**5.4**
Cameroon	0.6	0.7	3.5	3.2
Gabon	2.4	10.7	–	–
Other	1.3	2.3	4.3	0.7
Total	**276.1**	**314.2**	**154.1**	**170.4**

Budgeted Capital Expenditures

The Corporation has a substantial capital expenditure program for its current properties and new venture opportunities, budgeted to be $167 million in the fourth quarter of 2005 and $815 million for 2006. These budgeted capital expenditures will fund a four rig drilling program (three of which are currently contracted), the Nda field development, replacement of the current OML123 FPSO, redevelopment of the Adanga field and TPU refurbishment, development of the Oron field, development and exploration on the Okwok Property, gas gathering and gas lift infrastructure for associated gas and appraisal activity in Iraq, Cameroon and Gabon. Management believes its cash flow generated from operating activities, its cash and cash equivalents and the net proceeds to the Corporation from the offering will be adequate to fund the Corporation's capital expenditure requirements. Under the applicable Nigerian Production Sharing Contracts, the Corporation has historically recovered more than 80 per cent of the drilling and seismic expenditures in the year in which the expenditure is incurred under the production sharing formula. The estimated development cost per barrel added for selected developments is as follows: Nda field development $9.96 per barrel, Ebughu North East infill $6.75 per barrel, Ebughu East in fill $5.38 per barrel. Of the 2006 budget of $815 million, $152 million is for sustaining activities and $663 million is for growth activities.

Capital Expenditures for the Nine Months Ended September 30, 2005

Total capital expenditures for the nine months ended September 30, 2005 were $276.1 million. For the nine months ended September 30, 2005, total capital expenditures on OML123 and OML124 were $99.2 million, including drilling costs of $71.3 million comprised of $2.8 million for one exploration well and $68.5 million for 20 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $18.9 million, which included $10.0 million for the OML123 FPSO replacement, $4.8 million for redevelopment of the Adanga Platform and $2.0 million for development of the Oron Platform. OML124 oil facilities expenditure was $1.5 million. Other capital expenditures on OML123 and OML124 included capitalized studies of $5.0 million and $4.0 million of office capital expenditure.

For the nine months ended September 30, 2005, total capital expenditures on OPL90 and OPL225 were $172.6 million. Capital expenditures on OPL90 included $8.5 million for the completion of the Nda extended well test and $71.3 million for development drilling costs on the Okwori Property. The other costs of $9.0 million are primarily capitalized interest.

Total capital expenditures of $2.4 million in Gabon for the nine months ended September 30, 2005 primarily related to geological and geophysical studies and the acquisition of seismic data. Total capital expenditures of $0.6 million in Cameroon for the nine months ended September 30, 2005 related to geological and geophysical studies.

Capital Expenditures for the Year Ended December 31, 2004

Total capital expenditures for 2004 were $314.2 million. Total capital expenditures on OML123 and OML124 in 2004 were $135.1 million, including drilling costs of $77.3 million, which related to the drilling of 19 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 in 2004 were $48.0 million, which included $7.8 million for the Ebughu East structure, topsides and oil and gas lines, $6.9 million for the Ebughu North East structure and topsides, $5.6 million for the Oron West extended well test platform and flow line, $9.0 million for the Adanga riser platform, bridge and piping, $3.5 million for the Oron wellhead facility, $2.9 million for the temporary production platform hook-up and $3.7 million on OML124 oil facilities. Other capital expenditures on OML123 and OML124 in 2004 included $6.2 million for capitalized studies and $3.6 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2004 were $165.4 million, including $21.6 million for two exploration wells and $133.3 million for Okwori development costs, which included the completion of two development wells and the fabrication of flow lines from such wells to the OPL90 FPSO.

Total capital expenditures in Gabon in 2004 were $10.7 million, most of which relate to the Topaze exploration well drilled in early 2004, at a cost of $7.0 million. Total capital expenditures of $0.7 million in Cameroon in 2004 related to studies.

Capital Expenditures for the Year Ended December 31, 2003

Total capital expenditures for 2003 were $154.1 million. Total capital expenditures on OML123 and OML124 in 2003 were $138.2 million, including drilling costs of $76.2 million comprised of $23.2 million for the drilling of 3 water injection wells on OML123, $32.6 million for the drilling of 4 development wells on OML123 and $20.4 million for the drilling of 2 development wells on OML124. Facilities costs on OML123 and OML124 were $47.4 million, which included $12.4 million for the Ebughu East structure, topsides and oil and gas lines, $10.1 million for the Ebughu North East structure and topsides, $10.0 million for the Oron West extended well test platform and flow line and $8.0 million for OML 124 oil facilities. Other capital expenditures on OML123 and OML124 included $12.3 million for capitalized studies and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2003 were $8.1 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2003 were $3.5 million relating to the mobilization and demobilization of a seismic team in Cameroon and studies.

Capital Expenditures for the Year Ended December 31, 2002

Total capital expenditure in 2002 were $170.4 million. Total capital expenditures on OML123 and OML124 in 2002 were $161.1 million, including drilling costs of $118.7 million comprised $16.7 million for the drilling of 2 exploration wells on OML123, $66.3 million for the drilling of 16 appraisal and development wells on OML123 and $34.9 million for the drilling of 7 development wells on OML124. Facilities costs on OML123 and OML124 were $30.4 million, which included $12.6 million for two Adanga South flow lines and caissons, $3.8 million for the Ebughu to TMMP pipeline, $3.1 million for the Ebughu to Bogi gas flow line and $3.0 million for the

installation of topsides on Adanga South West. Other capital expenditures on OML123 and OML124 included $9.1 million for capitalized studies, $1.0 million for the conversion of OML123 and OML124 from OPLs to OMLs and $1.9 million for office capital expenditures.

Total capital expenditures for OPL90 and OPL225 in 2002 were $5.4 million relating to pre-development work and studies.

Total capital expenditures for Cameroon in 2002 were $3.2 million relating to the mobilization and demobilization of a seismic team into Cameroon and studies.

Transactions with Related Parties

For the nine months ended September 30, 2005, the Corporation sold $512.3 million of crude oil to ABV. The Corporation also paid $3.5 million in charges to AOG relating to management services, trademark licence and IT support and $11.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2004, the Corporation sold $371.4 million of crude oil to ABV. The Corporation also paid $5.0 million in charges to AOG relating to management services, trademark licence and IT support and $10.4 million for bunkering oil. See "Interest of AOG in Material Transactions".

In 2003, the Corporation sold $386.6 million of crude oil to ABV and paid $5.8 million in charges to AOG relating to management services, trademark licence and IT support.

In 2002, the Corporation sold $284.1 million of crude oil to ABV, incurred $6.2 million in charges to AOG relating to management services, trademark licence and IT support and paid $0.4 million in interest to AOG.

New Accounting Pronouncements

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board ("AcSB") has issued sections:

- 1530, *Comprehensive Income*;
- 3855, *Financial Instruments — Recognition and Measurement*; and
- 3865, *Hedges*.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Adoption of these standards as at September 30, 2005 would not have an impact on the Corporation's Consolidated Financial Statements.

The AcSB issued Section 3831, *Non-Monetary Transactions,* which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Critical Accounting Estimates

In the preparation of the Corporation's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Corporation. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004 explains the significant financial accounting policies used by the Corporation. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Corporation.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Corporation's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Corporation expects over time that its reserves will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and effect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and a reconciliation is performed between the Corporation's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as

a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Corporation follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. See "Petroleum Reserves and Operational Matters". Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Corporation currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Corporation's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can effect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Corporation follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Corporation earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

Financial Controls and Risk Management

The Corporation's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Corporation uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(a) **Foreign exchange risk**

The Corporation operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and Naira (Nigerian currency) against the US dollar. The Corporation uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Corporation entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Corporation had bought CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Corporation's Swiss franc denominated general and administrative expenses to US dollars.

(b) **Commodity price risk**

It is the intention of the Corporation to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less and are consistent with the related production estimate. At September 30, 2005, the Corporation had the following crude oil derivative contract outstanding:

	Put Option
Maturity	March 2006
Volume	10 million barrels
Average price	$21.00 per barrel

(c) **Interest rate risk**

The Corporation's exposure to market risk for changes in interest rates relates primarily to the Corporation's long-term debt obligations.

To manage this risk in a cost efficient manner, the Corporation enters into interest rate swaps, in which the Corporation agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge the cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, APNV entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. APNV drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(d) **Credit risk**

Concentrations of credit risk with respect to trade receivables are limited due to the high portion of related party debtors. Historical experience has indicated no problem in collecting accounts receivable from related party companies. Due to these factors, management believes that there is no significant credit risk inherent in the Corporation's trade receivables, beyond amounts provided for specific collection losses.

The Corporation has not experienced any material credit losses on the collection of receivables. Of the Corporation's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent).

(e) **Liquidity risk**

The following table represents the estimated fair values of purchased derivative financial instruments considered as non-effective hedges recognized in the consolidated balance sheet as at December 31:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	519	–	–
Oil options	–	–	890
Interest rate swaps	–	(334)	(1,321)

The estimated fair values of purchased derivative financial instruments that are effective hedges as at December 31 are as follows:

	September 30, 2005	December 31, 2004	December 31, 2003
	($thousand)		
Currency forwards	–	(66)	955

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and income tax payable approximate their carrying values.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Addax Petroleum Corporation as at November 30, 2005, and as at November 30, 2005 after giving effect to the Pre-IPO Transactions and after giving effect to the Pre-IPO Transactions and the Offering.

	Authorized	Outstanding as at November 30, 2005	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions[3]	Outstanding as at November 30, 2005, After Giving Effect to the Pre-IPO Transactions and the Offering[3,4,5]
Debt[1]				
Short term debt	–	–	$ –	$ –
Long term debt	–	–	$80 million	$80 million
Total debt	–	–	$80 million	$80 million
Share Capital[2]				
Common Shares	Unlimited	CDN$100 (100 shares)	CDN$300,206,100 (117,000,100 shares)	CDN$684,731,100 (138,000,100 shares)
Preferred Shares	Unlimited	CDN$ – (nil shares)	CDN$ – (nil shares)	CDN$ – (nil shares)

Notes:

(1) Pursuant to an Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V. and a syndicate of banks lead by BNP Paribas S.A., Addax Petroleum N.V. has a $300 million senior secured reducing revolving credit facility available until December 31, 2008. The borrowing base is determined semi-annually based upon an independent engineer's evaluation of the Corporation's oil and gas reserves, subject to the approval of the majority lenders. The facility borrowing base was set at $300 million in October 2005. The loan bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The facility is secured by debentures given by Addax Petroleum N.V. and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the offtake contracts, a pledge over the bank accounts and share pledges of Addax Petroleum N.V.'s principal subsidiaries. The loan is to be used for funding Nigerian capital expenditure.

(2) Addax Petroleum Corporation's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. No series of Preferred Shares will be authorized at the closing of this offering.

(3) Concurrently with the closing of the offering, Addax Petroleum Corporation will acquire all of the issued and outstanding shares in the capital of Addax Petroleum N.V. See "Addax Petroleum — Pre-IPO Transactions" and "Interest of AOG in Material Transactions — Share Transfer Agreement." Value of Common Shares has been translated into Canadian dollars from US dollars at an exchange rate of CDN$1.1465/US$.

(4) Prior to the closing of this offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long-term debt at the November 30, 2005 level of approximately $80 million.

(5) The net proceeds to the Corporation from the offering of Offered Shares are estimated to be CDN$384,525,000 based on the issuance of 21,000,000 Offered Shares for aggregate gross proceeds of CDN$409,500,000 less the Underwriters' fees of CDN$20,475,000 and expenses of the offering estimated to be CDN$4.5 million.

DIVIDENDS

Addax Petroleum Corporation intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum Corporation's earnings, financial requirements and other conditions existing which Addax Petroleum Corporation's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum Corporation intends to pay its first quarterly dividend for the quarter ending June 30, 2006.

Under the agreement governing the Credit Facility, APNV is not permitted to pay a dividend or other distribution to the Corporation unless APNV is in compliance with a stipulated net worth test and no default exists under that agreement or would result from payment of the dividend or distribution. In addition, the agreement governing the Credit Facility limits the dividends or distributions that can be paid by APNV in any fiscal year to an amount which is equal to the lesser of (i) 33 per cent of APNV's net profit (as defined in that

agreement) for its preceding fiscal year plus amounts which APNV could have paid out in dividends in previous years after 2003 but which were instead added to APNV's retained earnings, and (ii) 66 per cent of APNV's net profit for its preceding fiscal year. However, the lenders under the Credit Facility have provided waivers permitting APNV to pay up to $120 million in dividends prior to closing of this offering (see "Addax Petroleum — Pre-IPO Transactions") and permitting APNV to pay dividends or other distributions during fiscal 2006 equal to 50 per cent of APNV's net profit for the 2005 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Since January 1, 2002, APNV has made cash dividend payments totalling $82 million. These included a payment of an aggregate amount of $18 million in 2002, none in 2003, $29 million in 2004 and $35 million in the first nine months of 2005. Prior to the closing of the offering, Addax Petroleum N.V. will declare and pay additional dividends of up to an aggregate of $120 million. The dividend amount will be equal to management's estimate of the Corporation's CFFO net of capital expenditures from October 1, 2005 to the closing of this offering, while maintaining long term debt at the November 30, 2005 level of approximately $80 million. Investors who purchase the Common Shares will not be entitled to receive any part of these dividends. APNV has not declared or paid any other dividends since January 1, 2002 and does not intend to declare any additional dividends in respect of the financial results for 2005. The amount of dividends paid historically by APNV as a private company is not indicative of the dividends that Addax Petroleum Corporation will pay in the future. Addax Petroleum Corporation can provide no assurances that it will declare and pay any dividends in the future.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be CDN$384,525,000 (CDN$423,427,500 if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and the estimated expenses of the offering. Of the net proceeds, CDN$328,950,000 will be used to fund the Corporation's 2006 capital expenditure programs and for working capital purposes and CDN$55,575,000 will be used to fund the purchase of the issued and outstanding shares of APNV. Pending application of funds for capital expenditures and working capital purposes, a portion of such net proceeds will be used to temporarily repay amounts outstanding under the Credit Facility. See "Addax Petroleum — Pre-IPO Transactions", "Addax Petroleum — Capital Expenditure Program" and "Interest of AOG in Material Transactions — Share Transfer Agreement".

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum Corporation and their current positions and offices with Addax Petroleum Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey[3][5] *Toronto, Ontario*	64	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	56	Chief Executive Officer and Director	2002[1]	Officer of APNV. Chief Executive Officer and Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Brian Anderson(3)(4) *Kowloon, Hong Kong*	62	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.
James Davie(3)(5) *Toronto, Ontario*	62	Director	2005	Director of Brompton Funds, Profico Energy Management Inc., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich(3)(5) *Dully, Switzerland*	62	Director	2005	Independent Consultant Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group, Ltd.
Gerry Macey(4)(5) *Calgary, Alberta*	59	Director	2005	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele(4) *Mississauga, Ontario*	54	Director	2005	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and AOG.
Wesley Twiss(3)(4) *Calgary, Alberta*	60	Director and Chairman of the Audit Committee	2005	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.
James Pearce *Lagos, Nigeria*	56	Chief Operating Officer, Managing Director of Nigerian Operations	2005	Officer of APNV. General Manager of Deep Water Operations for Chevron Nigeria Ltd., Managing Director of Chevron Oil Congo.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Michael Ebsary *Geneva, Switzerland*	44	Chief Financial Officer	1999	Officer of APNV. Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	52	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Prior thereto, Chairman of Edco Oil & Gas Ltd. and Managing Director, Texaco Limited

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum Corporation in 2005.

(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum Corporation in 2005.

(3) Member of the Audit Committee.

(4) Member of the Technical and Reserves Committee.

(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum Corporation will expire at the next annual meeting of the shareholders to be held in spring 2006.

The officers and directors of Addax Petroleum Corporation, as a group, do not beneficially own, directly or indirectly, any Common Shares. At the closing of this offering, AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business.

The directors and officers of Addax Petroleum Corporation successfully combine entrepreneurial and management skills with extensive financial and international oil industry experience, particularly in the Corporation's strategic region of Africa. The following are the biographies of the directors and senior officers of Addax Petroleum Corporation.

Peter Dey, Chairman

Mr. Dey is the Chairman of Addax Petroleum Corporation. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Workbrain Corporation.

Jean Claude Gandur, Chief Executive Officer and Director

Mr. Gandur is the Chief Executive Officer and a Director of Addax Petroleum Corporation. Mr. Gandur has worked with major commodity traders including Philipp Brothers from 1976 to 1983, where he was Manager of the African/Latin American division; Sigmoil Resources N.V. from 1984 to 1986, where he was the Managing Director; and Kaines SA from 1986 to 1988, where he was the Managing Director. For ten years Mr. Gandur was honorary consul for the Republic of Congo in Geneva. Mr. Gandur was also awarded a diplomatic passport by Senegal. In addition, he has received the decorations of Grand Officer of the Lion Order of Senegal and Commander of the National Order of Benin. Mr. Gandur is one of the founders of AOG, of which he is Chief Executive Officer and Chairman of the Advisory Board. Mr. Gandur is also the Non-Executive Chairman of AXMIN Inc. Mr. Gandur is a Swiss citizen and studied law at the University of Lausanne, Switzerland.

Brian Anderson, Director

Mr. Anderson is a Director of Addax Petroleum Corporation. Before retiring in 2000, Mr Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

Mr. Anderson, who was formerly Managing Director of Shell Petroleum Development Company of Nigeria, is a defendant, along with companies in the Royal Dutch Shell group of companies, named in various civil suits filed in the United States starting in the mid-1990s under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The actions relate to the alleged role of Shell and Mr. Anderson in human rights abuses and executions of Ken Saro-Wiwa and other Nigerian individuals by the Nigerian government during a period of civil unrest in Nigeria. Mr. Anderson believes these claims to be wholly without merit and is fully defending himself. This litigation does not involve or relate to the Corporation.

James Davie, Director

Mr. Davie is a Director of Addax Petroleum Corporation. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich, Director

Mr. de Heinrich is a Director of Addax Petroleum Corporation. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate in Beldi & Cie S.A., a Geneva based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and since then has been the Vice Chairman of its supervisory board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

Gerry Macey, Director

Mr. Macey is a Director of Addax Petroleum Corporation. Mr. Macey has over 31 years of oil and gas industry experience. In particular, from 2002 to March 2004, he served as Executive Vice President and President, International New Ventures Exploration Division, of EnCana Corporation, and from 1999 to 2002, he served as Executive Vice President, Exploration, of PanCanadian Petroleum Corporation. Mr. Macey holds a Bachelor of Science degree in geotechnical science from Loyola College in Montreal and a Master of Science degree in geology from Ottawa Carleton University. Mr. Macey is also a director of Verenex Energy Inc. and PanOrient Energy Corp.

Afolabi Oladele, Director

Mr. Oladele is a Director of Addax Petroleum Corporation. Mr. Oladele has over 25 years experience in the oil and gas industry. He worked from 1977 to 1988 for NNPC in the marketing department and from 1988 to 1999 for National Petroleum Investment Management Services (NAPIMS) latterly as Group Executive Director, Refining and Petrochemical. Since 1999, he has been Vice President, Oil & Gas for Capital Alliance Nigeria. Mr. Oladele is also Chairman, Subsurface Assets Management Co, Chairman, Formwork Ltd, Director, Freezone Fabrication International Oil & Gas Facilities Fabrication Co, Director, Dorman Long Engineering Co, Director, Sudelletra Nigeria Ltd, and Director, AOG. Mr. Oladele is a citizen of Nigeria and studied

Chemical Engineering at the University of Ife followed by Petroleum Economics at the French Petroleum Institute (IFP) in Paris and a post Graduate Diploma in Energy Modelling and Large Scale Planning Systems at the University of Southern California. Mr. Oladele also has a Certificate in Applied International Management IFL from Sigtuna, Sweden.

Wesley Twiss, Director

Mr. Twiss is a Director of Addax Petroleum Corporation and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Canadian Oil Sands Trust, Keyera Facilities Income Fund, Enbridge Income Fund, Hydrogenics Corporation and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Adminstration from the University of Western Ontario.

James Pearce, Chief Operating Officer and Managing Director of Nigerian Operations

Mr. Pearce is the Chief Operating Officer of Addax Petroleum Corporation and Managing Director for Addax Petroleum Development (Nigeria) Limited. Mr. Pearce is responsible for all of Addax Petroleum's upstream activities in Nigeria including new ventures, exploration, new fields development and operations. Mr. Pearce joined Addax Petroleum in May, 2005 after 30 years with various Chevron subsidiaries. He has held many positions with Chevron including Chief Engineer in Sumatra Indonesia, Manager, Petroleum Engineering in Lagos, Nigeria, General Manager, Asset Development in Luanda, Angola, Managing Director in the Republic of Congo, and most recently General Manager, Deepwater in Lagos, Nigeria. In his most recent assignment with Chevron he was responsible for all deep-water operations in Nigeria including the multi-billion dollar development of the giant Agbami field.

Mr. Pearce holds a PhD in Mechanical Engineering from the California Institute of Technology and has received two US Patents for innovative drilling platform concepts for arctic operations. Mr. Pearce is a Member of the Society of Petroleum Engineers and was past Chairman of the Lagos Chapter. He has published in both international and American journals and has made numerous technical presentations at major conferences.

Michael Ebsary, Chief Financial Officer

Mr. Ebsary is the Chief Financial Officer of Addax Petroleum Corporation. Mr. Ebsary worked at the Bank of Nova Scotia from 1986 to 1987 and the Bank of Montreal from 1987 to 1989, prior to joining the international upstream oil business with Occidental in London in 1989. Following the acquisition of Occidental's U.K. assets by Elf, Mr. Ebsary was appointed Treasurer of Elf Petroleum UK in 1991. In 1994, Mr. Ebsary was transferred to Elf's head office in Paris to the role of Senior Manager, Project Finance, during which time his responsibilities included major project financings in emerging markets, particularly in Nigeria, Chad and Cameroon. Mr. Ebsary joined the Corporation in 1998 and became Chief Financial Officer in 1999. Mr. Ebsary is a citizen of both Canada and the United Kingdom and studied mathematics and statistics, followed by an MBA in finance and accounting, at Queen's University at Kingston, Canada.

David Codd, Chief Legal Officer and Corporate Secretary

Mr. Codd is the Chief Legal Officer and Corporate Secretary of Addax Petroleum Corporation. Mr. Codd has over 25 years experience in the international oil industry. After qualifying with a major UK law firm, Mr Codd worked from 1980 to 1984 for Burmah Oil. In 1984 he joined Britoil Plc as Senior Legal Adviser. Following two years with ConocoPhillips in the UK, in 1990 he was appointed General Counsel to Texaco's integrated operations in the UK. From 1999 to 2001 Mr. Codd was Managing Director of Texaco in the UK, being Texaco's senior corporate representative in the UK with business responsibility for Texaco's regional upstream Business Development. Following Texaco's merger with Chevron, Mr. Codd was Chairman of a start up company engaged in project development work in the Middle East until he joined the Corporation in February 2005. Mr. Codd is a member of Council of the Energy Institute in the UK and a Trustee of the Energy, Petroleum, Mineral and Natural Resources Education Trust. Mr. Codd is a citizen of the United Kingdom and is a solicitor with an MA (Jurisprudence) and a BCL both from Oxford University.

MANAGEMENT

The following are the biographies of the senior management of Addax Petroleum:

Ian Leslie Blair

Mr. Blair is the Managing Director, Nigeria New Ventures at Addax Petroleum. Mr. Blair has 30 years experience in finance and has worked for such companies as Enterprise Oil and British Gas E&P in Vietnam and, immediately prior to joining Addax Petroleum in 1998, Hardy E&P in India. In 1974, Mr. Blair obtained an M.A. in accountancy and economics from Aberdeen University in Scotland and is a Fellow of the UK Association of Chartered Certified Accountants.

Jacobus Blommerde

Mr. Blommerde joined Addax Petroleum as a Senior Production Technologist in February 2000. In January 2001, Mr. Blommerde was promoted to Manager of Production Technologists. Mr. Blommerde has over 32 years of experience in the oil and gas industry, primarily with Shell. In 1972, Mr. Blommerde obtained an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Robert Bulstra

Mr. Bulstra has worked with Addax Petroleum since April 2004 as the Manager, Corporate Gas. Mr. Bulstra has over 27 years of experience in exploration and production, of which 19 years was overseas. During that time, he has worked primarily for Shell. Mr. Bulstra holds an M.Sc. in petroleum engineering from Delft University of Technology in the Netherlands.

Joop Cornelissen

Mr. Cornelissen joined Addax Petroleum in October 2005. Mr. Cornelissen has over 30 years experience in the petroleum industry and has worked overseas for companies such as Shell, Wintershall Libya, Al Furat Petroleum Company and ABB – Lummus Global. Mr. Cornelissen obtained an M.Sc. in chemical engineering from the University of Amsterdam in the Netherlands.

Douglas Cowieson

Mr. Cowieson joined Addax Petroleum as Finance Manager in October 1999. Mr. Cowieson has over 23 years of finance experience in the oil and gas industry and has worked for such companies as BHP Petroleum, Sun Exploration & Production Company and Total Oil Marine. In 1975, Mr. Cowieson obtained a B.A. in accounting from Middlesex Polytechnic University in London, United Kingdom.

Pradeep Kabra

Mr. Kabra joined Addax Petroleum in May 2002 as a New Ventures Project Manager. Mr. Kabra has over 17 years of experience in the oil and gas industry, with companies such as Lundin Oil AB, IPC Ltd. and Dublin International Petroleum Limited. Mr. Kabra obtained a Bachelor of Law's degree from Delhi University in Delhi, India. He also has qualified as a chartered accountant with the Institute of Chartered Accountants of India.

Yannis Korakakis

Mr. Korakakis joined Addax Petroleum and is General Manager Assets of Nigerian Operations based in Lagos. Mr. Korakakis has over 17 years of experience in the petroleum industry, including 3 years of academic experience. Mr. Korakakis has worked in Nigeria, the United Kingdom and the Netherlands, primarily with Shell. Mr. Korakakis holds an M.Sc. in petroleum engineering from The Mining University Leoben in Austria.

Giel Krijger

Mr. Krijger is Corporate Head of Reservoir Engineering and joined Addax Petroleum in October 1999. Mr. Krijger has over 29 years experience in exploration and production, including 21 years of experience overseas primarily with Shell. Mr. Krijger holds an M.Sc. in aeronautical engineering from Delft University of Technology in the Netherlands.

George Maxwell

Mr. Maxwell joined Addax Petroleum in January 2005 as General Manager Banners Services for the Nigerian Operations. Mr. Maxwell has over 20 years of experience in the petroleum industry having held senior positions in Europe, the United States and the Far East with Texaco and ABB Vetco Gray. Mr. Maxwell is qualified in business studies and accounting.

Philippe Probst

Mr. Probst joined Addax Petroleum in 2000 as Manager, New Ventures. Mr. Probst has over 25 years of experience in the management, planning and economics of petroleum industry projects, primarily with Shell. Mr. Probst holds a Ph.D in geology from the Geologic Institute of the University of Bern in Switzerland.

Patrick Spollen

Mr. Spollen joined Addax Petroleum in November 2004 and is commercial manager. Mr. Spollen has 24 years of experience in the petroleum and finance industries and has worked for various organizations including ERC Energy Resource Consultants, CIBC World Markets and the Deutsche Bank in London. Mr. Spollen holds an M.Sc. in petroleum engineering from Imperial College London and an MBA from the London Business School.

Paul Van Maren

Mr. Van Maren is a senior production geologist with Addax Petroleum and was recently promoted to the position of Corporate Head of Geology and Geophysics. Mr. Van Maren has 24 years experience in the oil and gas industry, which includes 18 years experience with Shell. Mr. Van Maren obtained an M.Sc. in geology from the Rijksuniversiteit Leiden in the Netherlands.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table presents, for the most recently completed financial year of the Corporation, the remuneration of the executive officers in place during 2005.

2005 Summary Compensation Table

	Annual Compensation[1][9]		
Name and Principal Position	**Salary (CHF)**	**Bonus (CHF)**	**Other Annual Compensation (CHF)**
Jean Claude Gandur[2][3] *Chief Executive Officer*	148,752	150,000	22,313
Michael Ebsary[2][3] *Chief Financial Officer*	436,000	585,000	65,400
Evert Jan Mulder[2][3][5][6] *Chief Operating Officer*	470,005	805,000	94,500
James Pearce[2][3][4][7] *Managing Director, Nigeria*	220,000	200,000	284,475
Leslie Blair[2][3][8] *Business Development Manager, Nigeria*	256,200	118,400	179,340

Notes:

(1) Based on the noon buying rate in New York City for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate for one Swiss franc, expressed in United States dollars was $1.245945 in 2005.

(2) Bonus amounts include compensation for performance in 2005 payable in 2006.

(3) Messrs. Gandur, Ebsary, Mulder, Pearce and Blair participated in the Corporation's non-contributory pension plan and the Corporation's Accident Insurance Plan which is included in "Other Annual Compensation".

(4) Mr. Pearce was paid a hardship allowance and a sign-in bonus which are included in "Other Annual Compensation".

(5) Mr. Mulder received an accommodation allowance which is included in other annual compensation.

(6) Mr. Mulder's employment with the Corporation ended effective December 31, 2005.

(7) Mr. Pearce's employment with the Corporation began May 1, 2005 (8 months in 2005).

(8) Mr. Leslie Blair was paid a hardship allowance which is included in "Other Annual Compensation".

(9) Mr. David Codd was hired as Chief Legal Officer on February 7, 2005.

Stock Options

The Corporation has not granted any options or Common Share allocations during the fiscal year ended December 31, 2005 or any time prior to that date and does not intend to grant any options in the future.

Employment Agreements

The Corporation has entered into employment agreements with each of Messrs. Pearce, Ebsary and Codd. The employment agreements are for an indefinite period subject to termination by either party on nine months notice. The employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation.

The annual base salaries under the employment agreements as of September 30, 2005 were: CHF 148,800 for Mr. Gandur; CHF 500,000 for Mr. Ebsary; CHF 330,000 for Mr. Pearce; CHF 255,000 for Mr. Codd; plus an accommodation allowance of CHF 18,000/year; and Mr. Pearce receives an expatriate allowance of CHF 115,000 plus free housing and cars in Nigeria and three home leave flights for himself and his family.

The Corporation has also entered into a services agreement with AOG, effective January 1, 2006, and terminable on nine months notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services is $1.1 million per annum, subject to adjustment in certain circumstances.

Compensation of Directors

During the fiscal year ended December 31, 2005, the Corporation did not pay any directors fees. However, during the fiscal year ended December 31, 2005, management committee fees were paid by Addax Petroleum N.V. to certain of the individuals who were appointed directors of the Corporation on December 4, 2005 as follows: $30,000 to each of Mr. Anderson and Mr. Macey; $37,500 to Mr. Twiss; $52,000 to Mr. Gandur; and $60,000 to Mr. Dey.

During the fiscal year ended December 31, 2004, the Corporation did not pay any directors fees. However, the Corporation did pay $36,593 to ABN Amro Trust Company Curaçao Ltd. with respect to the services as directors provided to the Corporation by Gerben Wardenier, Francisca Pinedo Sluis and Susanna Panneflek.

Directors of the Corporation are eligible to receive Common Share allocations. During 2004 and 2005, no options to purchase Common Shares or Common Share allocations were granted. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee, of the Board, the Board of Directors has implemented remuneration and reimbursement arrangements for its directors that reflect current market practices and align the interests of directors with those of shareholders. The Board of Directors has approved remuneration for each director (other than Mr. Gandur) in the amount of $100,000 per annum, with a further $20,000 per annum for committee chairs and $10,000 per annum for committee participation, plus reimbursement of expenses and compensation of $200,000 per annum to the Chairman of the Board. At least $40,000 of each director's annual base compensation will be paid in Common Shares and each director may elect to receive additional Common Shares in lieu of cash compensation. The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the director otherwise elects to receive Common Shares.

Addax Petroleum Corporation intends to adopt share ownership guidelines for directors requiring each director, within a certain period after becoming a director of Addax Petroleum Corporation, to hold a minimum number of Common Shares.

The Corporation plans to obtain directors' and officers' liability insurance to a maximum of $50,000,000 per claim, subject to an aggregate annual limit of $50,000,000 for all directors and officers. This policy will cover all directors and officers and various senior managers of the Corporation and its subsidiaries. The deductible applicable to the policy will be determined through negotiations with the proposed insurance provider. The premium payable by the Corporation is currently also under discussion by management with the proposed insurance provider. Neither directors nor officers nor managers will pay any portion of the premium.

COMMON SHARE INCENTIVE PLAN

Currently, all Common Shares of Addax Petroleum Corporation are owned by AOG. Addax Petroleum Corporation intends to adopt an incentive share ownership plan, the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to Addax Petroleum Corporation in the growth and development of Addax Petroleum Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in Addax Petroleum Corporation and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Addax Petroleum Corporation. The number of Common Shares issuable pursuant to this Common Share Incentive Plan will not exceed 10 per cent of the total number of outstanding Common Shares. Under the Common Share Incentive Plan, Common Shares may be issued to directors, officers, employees of, and other service providers to, the Corporation in such numbers and with vesting provisions as the Board may determine. After adoption of the Common Share Incentive Plan by the directors of the Corporation, implementation of the Plan will be subject to the approval of shareholders of the Corporation in accordance with the requirements of the TSX.

The Common Share Incentive Plan will provide that if a recipient ceases to be a director, officer, or employee of, or service provider to, the Corporation or any of its subsidiaries any Common Shares that have not vested will revert to the Corporation except in certain limited circumstances.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum Corporation recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Audit Committee

The purpose of the audit committee will be to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee will be to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

THE ADDAX AND ORYX GROUP LTD.

AOG may be considered to be a promoter of Addax Petroleum Corporation in that it took the initiative in founding the business of Addax Petroleum N.V. and incorporating and organizing Addax Petroleum Corporation. AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum Corporation, as of the date of this prospectus, AOG beneficially owns, directly or indirectly, and exercises control or direction over 60,030,000 common shares of APNV, representing all of its issued and outstanding common shares and 100 Common Shares of Addax Petroleum Corporation, representing all of its issued and outstanding common shares. After giving effect to this offering and the Pre-IPO Transactions, AOG will beneficially own, directly or indirectly, and exercise control or direction over 107,400,100 Common Shares of Addax Petroleum Corporation representing approximately 77.8 per cent of the issued and outstanding Common Shares before giving effect to the exercise of the Over-Allotment Option (or approximately 76.7 per cent if the Over-Allotment Option is exercised in full).

After the closing of this offering, AOG will hold a majority of the shares in the Corporation. It is the intention of AOG, post-closing of this offering, to hold an extraordinary meeting of its shareholders and to propose a reorganization of AOG that will give shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. Following this transaction (if the exchange right is exercised by some AOG shareholders), the shareholding percentage of AOG in the Corporation will be reduced. AOG expects to continue to hold, at a minimum, a large minority stake in the Corporation after this reorganization, if it occurs. See "Plan of Distribution".

AOG has three shareholders who each beneficially own, directly or indirectly, or exercise control or direction over, 10 per cent or more of AOG's outstanding shares. These shareholders are Hydromel Financial Corp., Leblesmouti Trust and Southwind Trust. The beneficial owner of Hydromel Financial Corp. is Jean Claude Gandur, the Chief Executive Officer and a director of Addax Petroleum Corporation. The named beneficiary of the Leblesmouti Trust, which is discretionary and irrevocable, is Frederique Lorenceau and her two children. The Southwind Trust is a discretionary trust whose beneficiaries are the family of Stephen de Heinrich, a director of the Corporation. None of Hydromel Financial Corp., Leblesmouti Trust or Southwind Trust individually holds 50 per cent or more of AOG's outstanding shares.

Addax France SARL ("**AFSARL**") was an approved lifter under the United Nations Oil-for-Food Programme. AFSARL is an affiliate of the Corporation, as they are both controlled by AOG, though the companies are otherwise separate and distinct. AFSARL had entered into several contracts with the Iraqi Government to lift oil throughout various stages of the Oil-for-Food Programme, lifting an aggregate of 11.8 mmbbls from 1997 to 2000. Under a contract numbered M/08/57, AFSARL had the right to lift 1.5 million barrels, 1.2 million barrels of which were lifted up to September 2000. When approximately 300,000 barrels of oil remained to be lifted under contract M/08/57, the Iraqi authorities informed AFSARL that it would be required to pay a surcharge of approximately $60,000 (equivalent to a surcharge of $0.20 per barrel) that was not permitted under the Programme. AFSARL refused to pay the surcharge and no further liftings were made by AFSARL under that contract or any other contract under the United Nations Oil-for-Food Programme. In the Report on the Manipulation of the Oil-for-Food Programme, AFSARL is listed as a contracting company on a contract for which a surcharge payment of $60,262 was made. The payment was purportedly made under contract M/08/57 in October 2001 (more than one year after AFSARL had lifted any oil from Iraq) by a company named Petroline Fzc. AOG believes that, upon AFSARL's refusal to make an illicit payment, Iraqi officials assigned the benefit of the contract to Petroline Fzc., without removing AFSARL's name as contracting party. No company within the AOG group has ever had any relationship with Petroline Fzc. and this company and its directors and officers are unknown to the AOG group. No AOG group company has ever participated in any payments that would contravene the rules of the United Nations Oil-for-Food Programme. Issues arising from the United Nations Oil-for-Food Programme are also the subject of investigations by national authorities. The Corporation does not believe that AOG will be the subject of any governmental action in connection with the report or the programme.

INTEREST OF AOG IN MATERIAL TRANSACTIONS

AOG owns, directly or indirectly, all of the outstanding common shares of APNV prior to the closing of this offering and the Pre-IPO Transactions.

Addax Petroleum has entered into or will enter into, prior to the closing of this offering the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Prior to the closing of this offering, Addax Petroleum Corporation will have only 100 Common Shares outstanding, and will have no assets other than the $100 paid on the issuance of such shares. Addax Petroleum Corporation and a subsidiary of AOG will enter into the Share Transfer Agreement under which Addax Petroleum Corporation will acquire full legal and beneficial ownership of all of the outstanding shares of Addax Petroleum N.V. at the time this offering closes. See "Addax Petroleum — Pre-IPO Transactions". In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum Corporation, the AOG subsidiary will receive the equivalent of 120,000,000 Common Shares, with such consideration to be satisfied by a combination of 117,000,000 Common Shares and cash in the amount of CDN$55,575,000. The number of Common Shares to be received by the AOG subsidiary under the Share Transfer Agreement was determined by dividing the cash component to be received by the AOG subsidiary by the Net Offering Price and subtracting the resulting quotient from 120,000,000. The effect of this manner of determining such consideration is to ensure that the AOG subsidiary receives the same Net Offering Price per share as the Corporation and AOG have negotiated with the Underwriters for the purposes of this offering. The terms and conditions of the Share Transfer Agreement will be approved on behalf of Addax Petroleum Corporation solely by directors who are independent of AOG. The terms and conditions of the Common Shares to be received by the AOG subsidiary are the same as the terms and conditions of the Common Shares offered hereunder. See "Description of Share Capital".

The Crude Oil Supply Agreements

Historically, the Corporation has employed the crude oil marketing services of ABV and sold to ABV, on an arm's length basis, all of the crude oil produced from its operations including the entitlement of NNPC and, in the case of Antan Blend, from time to time the entitlement of the OML114 Parties. The Corporation will continue the relationship as it makes available to the Corporation the specialized expertise of ABV in marketing West African crude oils.

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and

(iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. Under the agreements amending the Crude Oil Supply Agreements each dated November 2005, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG, including the Corporation. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the initial duration of the Management Services Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The fee to be paid under the contract is $2.5 million per year for the term.

Agreement for Services of Jean Claude Gandur

APS has entered into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1.1 million per annum, subject to adjustment in certain circumstances.

Unless terminated for a breach of terms, this agreement shall continue in force unless and until terminated by nine months prior notice given at any time by either party.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement provides the Corporation with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Corporation has business activities.

Unless terminated for a breach of terms, the initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG has agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of Addax Petroleum Corporation or APNV, and no associate or affiliate of Addax Petroleum Corporation or APNV, respectively, has or has had any material interest in any transaction which materially affects Addax Petroleum Corporation or APNV.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited and Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of Addax Petroleum Corporation. In particular, certain of the directors of Addax Petroleum Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum Corporation. See "Directors and Officers". The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of the Underwriting Agreement, Addax Petroleum Corporation has agreed to issue and sell 21,000,000 Offered Shares at a price of CDN$19.50 per Offered Share to the Underwriters for a total consideration of CDN$409,500,000, and the Underwriters have severally agreed to purchase such Offered Shares, as principals, on February 15, 2006 or such other date as may be agreed upon by the parties to the Underwriting Agreement, but not later than March 15, 2006. In consideration of the services provided in connection with this offering, Addax Petroleum Corporation will pay the Underwriters a fee of CDN$0.975 per Offered Share.

Addax Petroleum Corporation has granted to the Underwriters the Over-Allotment Option, exercisable for a period ending 30 days after closing, to purchase up to an additional 2,100,000 Common Shares at a price of CDN$19.50 per Common Share to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, Addax Petroleum Corporation will be obligated to sell such Common Shares and will receive additional net proceeds of CDN$38,902,500 after deducting fees to the Underwriters of CDN$2,047,500. This prospectus also qualifies for distribution any Common Shares that are issued pursuant to the exercise of the Over-Allotment Option.

There is currently no market for the Common Shares. Accordingly, the terms of the offering were established by negotiation among the Underwriters, Addax Petroleum Corporation and AOG.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Offered Shares agreed to be purchased under the Underwriting Agreement if any Offered Shares are purchased under the Underwriting Agreement. Addax Petroleum Corporation and AOG have agreed to indemnify the Underwriters, their directors, officers, employees and agents against certain liabilities including civil liabilities under applicable securities legislation or will contribute to payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase

permitted under the Universal Market Integrity Rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in accordance with Rule 144A or an exemption from, or in a transaction not subject to, the 1933 Act and in compliance with applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the offering, an offer or sale of additional Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Addax Petroleum Corporation and AOG have agreed that they will not, without the prior consent of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld, offer, sell or issue for sale or resale any Common Shares (or any securities giving the right to acquire Common Shares) other than the sale of the Common Shares pursuant to the exercise of the Over-Allotment Option or agree to or announce the intention to do so at any time prior to the date which is 180 days following closing of this offering. However, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. have consented to (i) the transfer of up to 9.6 million of the Common Shares owned by AOG after the Pre-IPO Transactions to current and former directors, officers and employees of the Corporation and (ii) the distribution of Common Shares by AOG pursuant to the potential reorganization of AOG described under "The Addax and Oryx Group Ltd.", provided that the recipients of such Common Shares enter into an agreement satisfactory to the Underwriters to be bound by equivalent restrictions as set forth above on the disposition of the Common Shares they have received.

The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all requirements of the TSX, including distribution of Common Shares to a minimum number of public security holders.

RELATIONSHIP BETWEEN THE CORPORATION AND RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank that is a lender to APNV under the Credit Facility. Accordingly, the Corporation may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable securities legislation.

As at November 30, 2005, $80 million was owed to the lenders under the Credit Facility. The Corporation is in material compliance with all material terms of the agreements governing the Credit Facility and none of the lenders has waived any material breach by the Corporation of those agreements since the Credit Facility was established. Neither the financial position of Addax Petroleum nor the value of the security under Credit Facility has changed substantially and adversely since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Offered Shares and the determination of the terms of the distribution were made solely through negotiations among the Corporation, AOG, RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the issuance, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. See "Plan of Distribution" and "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum Corporation, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum Corporation remaining upon the liquidation of Addax Petroleum Corporation after the creditors of Addax Petroleum Corporation have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum Corporation prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum Corporation, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

PRIOR SALES

Addax Petroleum Corporation has not issued any Common Shares in the 12 month period prior to the date of this prospectus, except 100 Common Shares issued to AOG on November 23, 2005 for cash consideration of CDN$100 in connection with the incorporation and organization of Addax Petroleum Corporation. APNV has not issued any Common Shares in the 12 month period prior to the date of this prospectus.

MATERIAL CONTRACTS

A copy of the Underwriting Agreement, the Share Transfer Agreement, and the Non-Competition Agreement will be filed with the Alberta Securities Commission and the Ontario Securities Commission and will be available for inspection during normal business hours at Addax Petroleum Corporation's registered office in Calgary, Alberta and at the offices of Fasken Martineau DuMoulin LLP, in Toronto, Ontario during the period of distribution.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the nature of the Corporation's business and the location of its primary assets and business operations. A prospective investor should consider carefully the risks and uncertainties set out below in addition to the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this prospectus as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected.

Risks relating to the business of the Corporation

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is

capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation's operations are subject to potential losses that may not be covered by insurance.

The exploration for, and the production, storage, transportation and marketing of oil involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, uncontrollable flows of oil, natural gas well fluids or water, adverse weather conditions, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. The Corporation's offshore production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather or tidal conditions. These hazards can cause substantial damage to facilities and interrupt production. The impact that any of these risks may have upon the Corporation is increased because of the large contribution made to the Corporation's overall production by a few select properties.

The Corporation is insured against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations or cash flows. Furthermore, the Corporation cannot predict whether insurance will continue to be available at a reasonable cost or at all.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, Addax Petroleum will continue to rely on ABV to purchase and sell all of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, although, as discussed under "The Addax and Oryx Group Ltd.", neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation. See "The Addax and Oryx Group Ltd." and "Interest of AOG in Material Transactions".

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If

Addax Petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Addax Petroleum. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of Addax Petroleum to access sufficient capital for its operations could have a material adverse effect on Addax Petroleum's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to two Nigerian trade unions, Nupeng and Pengassan, which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff in Nigeria. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations in Nigeria could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for

the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date Addax Petroleum's exploration and development activities have principally been based in Nigeria and nearby areas in West Africa, and Addax Petroleum's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. Addax Petroleum may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If Addax Petroleum engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, Addax Petroleum could lose the cost of floors or ceilings or a fixed price could limit Addax Petroleum from receiving the full benefit of commodity price increases. If Addax Petroleum enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq Property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain

aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this prospectus are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this prospectus represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected. See "Properties and New Ventures — Nigeria Country Discussion".

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria. It is also currently pursuing exploration and development activities in Cameroon, Gabon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, change or nullification of existing contracts or royalty rates, changing taxation policies or interpretations, foreign exchange restrictions, inflation, changing political conditions, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection

with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. The Joint Border Commission between the governments of Nigeria and Cameroon has not reached a decision about how the Corporation's operations will be treated. Accordingly, the Corporation may be materially adversely affected by a decision of the Joint Border Commission.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current

investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the Nigerian PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. See "Middle East and North Africa — Middle East New Ventures — Iran". Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export-import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Risks relating to the Common Shares

Uncertainties exist as to the market price and liquidity of the Common Shares as there has been no prior public market for such shares.

Prior to this offering, there has been no public market for the Common Shares. The Corporation has applied to have its Common Shares listed on the TSX. The Corporation cannot predict the extent to which an active market for the Common Shares will develop or be sustained after the offering, or how the development of such a market might affect the market price for the Common Shares. An illiquid market for the Common Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment.

The initial public offering price has been determined by negotiation among the Corporation, AOG and the Underwriters based on a number of factors, including market conditions in effect at the time of the offering, that may not be indicative of future performance. The market price of the Common Shares may fall below the offer price or could fluctuate substantially due to a number of factors.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

Upon completion of this offering, AOG will own 107,400,100 Common Shares and control approximately 77.8 per cent (76.7 per cent if the Over-Allotment Option is exercised in full) of the aggregate voting shares of the Corporation which will allow AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. It is likely that AOG will have sufficient voting power to, among other things, amend the articles and by-laws of the Corporation, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed..

Although the Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, it is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the offering, the Corporation and AOG have agreed to certain restrictions on the sale or other disposition of the Common Shares for a period of 180 days from the date of closing of this offering, subject to certain exceptions. See "Plan of Distribution". The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the lock-up period. In particular, there can be no assurance that AOG will not reduce its holding of Common Shares or dividend or otherwise distribute the Common Shares it holds to the beneficial owners of AOG. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

Following the closing of the offering, the Corporation will hold all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Fasken Martineau DuMoulin LLP, counsel to Addax Petroleum Corporation and APNV, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Offered Shares, if as and when listed on a prescribed stock exchange (including the TSX), will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

LEGAL PROCEEDINGS

Neither Addax Petroleum Corporation nor APNV is a party to, nor are any their respective properties subject to, any material legal proceedings nor are any such proceedings known by the Addax Petroleum Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon, on behalf of Addax Petroleum Corporation and APNV, by Fasken Martineau DuMoulin LLP and, on behalf of the Underwriters, by Fraser Milner Casgrain LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum Corporation and APNV are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Fasken Martineau DuMoulin LLP, Fraser Milner Casgrain LLP, Netherland, Sewell & Associates, Inc. or any director, officer, employee or partner thereof, has received or will receive a direct or indirect interest in the property of Addax Petroleum Corporation or APNV or any of their respective associates or affiliates. As at the date hereof, the aforementioned persons, and companies beneficially own, directly or indirectly, (both before and after giving effect to this offering assuming said persons do not subscribe for Common Shares) less than one per cent of the securities of Addax Petroleum Corporation or APNV and their respective associates and affiliates. None of the aforementioned persons or companies, nor any director, officer, partner or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum Corporation or APNV or of any of their respective associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum N.V.'s (the "**Corporation**") reserves data as at September 30, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated forecast net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at September 30, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

**Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at September 30, 2005**

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	64.5	56.8	2,316	2,144	2,002	1,882	1,779	1,186	1,109	1,044	988	940
Developed Non-Producing	6.0	5.5	179	150	128	111	97	91	76	64	55	48
Undeveloped	38.8	35.4	668	564	479	410	354	96	59	30	6	(14)
Total Proved	**109.3**	**97.7**	**3,163**	**2,858**	**2,609**	**2,403**	**2,230**	**1,372**	**1,244**	**1,138**	**1,049**	**975**
Probable	91.9	78.5	2,472	1,997	1,652	1,395	1,198	735	599	497	419	358
Total Proved plus Probable	**201.3**	**176.2**	**5,635**	**4,855**	**4,262**	**3,798**	**3,427**	**2,107**	**1,843**	**1,635**	**1,468**	**1,332**
Possible	82.9	66.9	2,246	1,789	1,451	1,197	1,002	639	504	405	331	275
Total Proved plus Probable plus Possible	**284.1**	**243.1**	**7,881**	**6,644**	**5,713**	**4,995**	**4,429**	**2,746**	**2,347**	**2,040**	**1,799**	**1,607**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

By: "Frederic D. Sewell"
Frederic D. Sewell

Dated: December 6, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at September 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: December 6, 2005

AUDITORS' CONSENT

We have read the base PREP prospectus of Addax Petroleum Corporation (the "**Corporation**") dated February 7, 2006 relating to the sale and issue of 21,000,000 common shares of the Corporation (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at November 30, 2005. Our report is dated December 2, 2005 (except as to note 2 which is as of February 7, 2006).

We also consent to the use in the Prospectus of our report to the directors of the Corporation and the directors of Addax Petroleum N.V. on the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated December 2, 2005 (except as to note 18 which is as of February 7, 2006).

Calgary, Alberta
February 7, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of
Addax Petroleum Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "APC" to the audited balance sheet of the Corporation as at November 30, 2005 and found them to be in agreement. The Corporation has yet to commence operations and no statements of operations exist for any period.
2. Compared the figures in the columns captioned "APNV" to the unaudited consolidated financial statements of Addax Petroleum N.V. as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Addax Petroleum N.V. as at December 31, 2004 and for the year then ended and found them to be in agreement.
3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.

   The officials of the Corporation:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similiar regulatory authorities in Canada.
4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "APC" and "APNV" as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "APC Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
February 7, 2006

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
ASSETS				
Current				
Cash and cash equivalents	–	8,536	249,820	258,356
Accounts receivable	–	129,892	–	129,892
Inventories	–	65,190	–	65,190
Prepaid expenses	–	12,819	–	12,819
	–	216,437	249,820	466,257
Future income taxes	–	175,529	–	175,529
Deferred financing charges	–	5,580	–	5,580
Property, plant and equipment	–	471,944	–	471,944
	–	653,053	–	653,053
TOTAL	–	869,490	249,820	1,119,310
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	–	175,447	–	175,447
Income taxes payable	–	146,105	–	146,105
	–	321,552	–	321,552
Asset retirement obligations	–	24,745	–	24,745
Future income taxes	–	87,225	–	87,225
Other long-term liabilities	–	25,655	–	25,655
Long-term debt	–	100,000	–	100,000
	–	237,625	–	237,625
Shareholders' equity				
Share capital	–	20,010	291,457	311,467
Retained earnings	–	290,303	(41,637)	248,666
	–	310,313	249,820	560,133
	–	869,490	249,820	1,119,310

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(US $000's)
(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	524,093	–	524,093
Royalties	–	(103,391)	–	(103,391)
Net sales	–	420,702	–	420,702
Other income	–	1,793	–	1,793
Total net revenue	–	422,495	–	422,495
EXPENSES				
Operating	–	87,536	–	87,536
General and administrative	–	18,178	–	18,178
Interest on long-term debt	–	1,722	–	1,722
Other interest and finance charges	–	520	–	520
Depletion, depreciation and accretion	–	77,225	–	77,225
Impairment of property, plant and equipment	–	3,818	–	3,818
Foreign exchange loss (gain)	–	389	–	389
Total expenses	–	189,388	–	189,388
Income before provision for income taxes	–	233,107	–	233,107
Provision for income taxes				
Current	–	(140,419)	–	(140,419)
Future	–	(30,064)	–	(30,064)
	–	(170,483)	–	(170,483)
Net income	–	62,624	–	62,624
Earnings per share (note 3)				$ 0.45

ADDAX PETROLEUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005

(US $000's)

(unaudited)

	APC	APNV	Pro Forma Adjustments	APC Pro Forma
REVENUE				
Petroleum sales	–	840,562	–	840,562
Royalties	–	(139,777)	–	(139,777)
Net sales	–	700,785	–	700,785
Other income	–	1,290	–	1,290
Total net revenue	–	702,075	–	702,075
EXPENSES				
Operating	–	104,009	–	104,009
General and administrative	–	11,282	–	11,282
Interest on long-term debt	–	1,946	–	1,946
Other interest and finance charges	–	398	–	398
Depletion, depreciation and accretion	–	108,120	–	108,120
Foreign exchange loss (gain)	–	834	–	834
Total expenses	–	226,589	–	226,589
Income before provision for income taxes	–	475,486	–	475,486
Provision for income taxes				
Current	–	(256,904)	–	(256,904)
Future	–	(50,582)	–	(50,582)
	–	(307,486)	–	(307,486)
Net income	–	168,000	–	168,000
Earnings per share (note 3)				$ 1.22

ADDAX PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005
(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "**Pro Forma Financial Statements**") of Addax Petroleum Corporation (the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in a base PREP prospectus relating to the initial public offering of common shares of the Corporation.

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

- The audited balance sheet of the Corporation as at November 30, 2005; and
- The audited consolidated financial statements of Addax Petroleum N.V. ("**APNV**") as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the unaudited consolidated financial statements of APNV as at and for the nine month period ended September 30, 2005.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those used in the preparation of APNV's audited consolidated financial statements as at and for the year ended December 31, 2004.

Other information which was available at the time of preparation of the Pro Forma Financial Statements has also been considered. In the opinion of management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions discussed herein, however, the Pro Forma Financial Statements are not necessarily indicative of the results of operations expected in future years.

2. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2005 while the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 give effect to the following transactions as if they had occurred on January 1, 2004.

2.1 The initial public offering of 21,000,000 common shares of the Corporation for net proceeds of $291,457,000.

2.2 Concurrently with the closing of the initial public offering, the acquisition of all of the issued and outstanding common shares of APNV by the Corporation in exchange for 117,000,000 common shares and cash consideration of $41,637,000.

3. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been calculated using 138,000,100 outstanding common shares.

AUDITORS' REPORT

To the directors of
Addax Petroleum Corporation and Addax Petroleum N.V.:

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 2, 2005
(except as to Note 18
which is as of February 7, 2006)

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ADDAX PETROLEUM N.V.
CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)	(US $000's)	
ASSETS			
Current			
Cash and cash equivalents	8,536	3,882	56,008
Accounts receivable (note 17)	129,892	65,758	39,251
Inventories (note 10)	65,190	16,797	15,647
Advance to shareholder	–	–	2,000
Prepaid expenses	12,819	14,036	8,085
	216,437	100,473	120,991
Future income taxes (note 9)	175,529	15,990	15,632
Deferred financing charges	5,580	2,750	–
Property, plant and equipment (note 3)	471,944	497,682	296,934
	653,053	516,422	312,566
	869,490	616,895	433,557
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current			
Accounts payable and accrued liabilities	175,447	203,843	107,464
Income taxes payable (note 9)	146,105	60,520	71,598
Deferred revenue	–	2,530	5,594
	321,552	266,893	184,656
Asset retirement obligations (note 4)	24,745	12,268	11,953
Future income taxes (note 9)	187,225	88,549	91,560
Other long-term liabilities (note 14)	25,655	6,872	1,699
Long-term debt (note 5)	100,000	65,000	–
	237,625	172,689	105,212
Commitments and contingencies (notes 15 and 16)			
Shareholder's equity			
Share capital (note 6)	20,010	20,010	20,010
Retained earnings	290,303	157,303	123,679
	310,313	177,313	143,689
	869,490	616,895	433,557

On behalf of the Board:

(Signed) I.E. HANST
Director

(Signed) A.E. STEWARD
Director

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's except per share amounts)				
REVENUE					
Petroleum sales (note 17)	840,562	367,748	524,093	381,848	284,062
Royalties	(139,777)	(66,956)	(103,391)	(67,145)	19,072
Net sales	700,785	300,792	420,702	314,703	303,134
Other income	1,290	1,266	1,793	1,669	1,632
Total net revenue	702,075	302,058	422,495	316,372	304,766
EXPENSES					
Operating	104,009	63,082	87,536	76,772	64,758
General and administrative	11,282	13,480	18,178	15,032	11,095
Interest on long term debt	1,946	1,883	1,722	1,556	1,225
Other interest and finance charges	398	–	520	5,542	2,880
Depletion, depreciation and accretion (notes 3 and 4)	108,120	46,827	77,225	61,272	40,120
Impairment of property, plant and equipment	–	–	3,818	4,479	–
Foreign exchange loss (gain)	834	(11)	389	(1,349)	(220)
Total expenses	226,589	125,261	189,388	163,304	119,858
Income before provision for income taxes and non-controlling interest	475,486	176,797	233,107	153,068	184,908
Provision for income taxes (note 9)					
Current income taxes	(256,904)	(109,123)	(140,419)	(101,711)	(34,663)
Future income taxes	(50,582)	(26,350)	(30,064)	(25,656)	(72,343)
	(307,486)	(135,473)	(170,483)	(127,367)	(107,006)
Non-controlling interest	–	–	–	(2,361)	(9,750)
Net income for the period	168,000	41,324	62,624	23,340	68,152
Earnings per share, basic and diluted (note 7)	$ 2.80	$ 0.69	$ 1.04	$ 0.39	$ 1.14

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
	(US $000's)				
Retained earnings, beginning of period	157,303	123,679	123,679	100,339	50,187
Net income for the period	168,000	41,324	62,624	23,340	68,152
Dividend	(35,000)	(18,500)	(29,000)	–	(18,000)
Retained earnings, end of period	290,303	146,503	157,303	123,679	100,339

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-Month Period Ended September 30,		Year Ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)	(US $000's)		
CASH FLOW FROM OPERATING ACTIVITIES					
Net income	168,000	41,324	62,624	23,340	68,152
Items not affecting cash (note 12)	154,196	77,117	108,413	95,244	116,022
	322,196	118,441	171,037	118,584	184,174
Changes in non-cash working capital (note 12)	(37,868)	18,282	55,802	100,778	(2,643)
Net cash from operating activities	284,328	136,723	226,839	219,362	181,531
CASH FLOWS USED IN INVESTING ACTIVITIES					
Expenditures on property, plant and equipment (note 3)	(276,174)	(182,954)	(314,215)	(154,141)	(170,365)
Purchase of non controlling interest (note 3)	–	–	–	(21,000)	–
Net cash flow used in investing activities	(276,174)	(182,954)	(314,215)	(175,141)	(170,365)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from issuance of long term debt	125,000	25,000	65,000	–	25,000
Repayment of long term debt	(90,000)		–	(25,000)	(5,000)
Debt issue costs	(3,500)	–	(2,750)	–	–
Dividends paid	(35,000)	(18,500)	(27,000)	(6,000)	(12,000)
Net cash (used in) from financing	(3,500)	6,500	35,250	(31,000)	8,000
Net (decrease) increase in cash and cash equivalents	4,654	(39,731)	(52,126)	13,221	19,166
Cash and cash equivalents, beginning of period	3,882	56,008	56,008	42,787	23,621
Cash and cash equivalents, end of period	8,536	16,277	3,882	56,008	42,787

See accompanying notes to the consolidated financial statements

1. GENERAL

Addax Petroleum N.V. ("**Addax**") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("**AOG**"). Addax and its subsidiaries (collectively, the "**Company**") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis. Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 per cent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proved reserves, before royalties, as estimated by independent reservoir engineers. Reserves and production are converted to equivalent units on the basis of six thousand cubic metres of natural gas to one barrel of oil, reflecting the approximate relative energy content. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is included in costs subject to depletion in the period of the impairment.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns capital investment allowances ("**CIAs**") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("**PSCs**") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("**Cost Recovery Oil**") and to receive a share of production in excess of the Cost Recovery Oil ("**Profit Oil**"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

3. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Oil and natural gas properties	803,279	730,691	455,196
Accumulated depletion	(337,516)	(234,702)	(159,502)
	465,763	495,989	295,694
Corporate assets	12,877	4,648	3,183
Accumulated depreciation	(6,696)	(2,955)	(1,943)
	6,181	1,693	1,240
Balance	471,944	497,682	296,934

During the period ended September 30, 2005, general and administrative expenses of $15.0 million (September 30, 2004 — $3.7 million; December 31, 2004 — $24.0 million; December 31, 2003 — $19.1 million; December 31, 2002 — $9.0 million) were capitalized.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Property, plant and equipment by cost centre is as follows:

Cost Centre	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Nigeria	452,527	485,802	293,091
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Other corporate assets	6,181	1,693	1,240
Balance, end of period	471,944	497,682	296,934

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Unproved properties			
Nigeria	–	–	10,758
Cameroon	3,960	3,321	2,603
Gabon	9,276	6,866	–
Major development projects			
Nigeria	–	184,686	19,326
	13,236	194,873	32,687

In March 2003, the Company acquired the non-controlling interest in one of its subsidiaries for $21 million. The excess of the recorded value of the non-controlling interest over the consideration paid has been recognized as a reduction in property, plant and equipment of the Nigerian cost centre.

4. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligation movements are as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Balance, beginning of period	12,268	11,953	5,835
Asset retirement obligations incurred	10,912	–	5,593
Revisions of previous estimates	–	(698)	–
Accretion expense	1,565	1,013	525
Balance, end of period	24,745	12,268	11,953

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, an assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At September 30, 2005, the amount outstanding under the Facility was $100 million (December 31, 2004 — $65 million; December 31, 2003 — $nil). The average interest for the period ended September 30, 2005 was 4.6 per cent (December 31, 2004 — 6.4 per cent; December 31, 2003 — 7.1 per cent).

6. SHARE CAPITAL

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Authorized: unlimited number of common shares			
Issued and outstanding			
60,030,000 common shares	20,010	20,010	20,010

During 2004, the issued and outstanding common shares were split on a three-for-one basis. Prior periods reflect this split.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("**APDNL**"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "**Nigerian Plan**") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "**Swiss Plan**") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service a lump sum payment of five per cent of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

Information relating to the Company's defined benefit pension plans is shown in the following tables:

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Swiss Plan				
Employer current service cost	(858)	(699)	(1,003)	(1,033)
Amortization of past service cost				
Interest cost	(262)	(221)	(299)	(159)
Expected return on plan assets	154	156	211	118
Net actuarial gain (loss)	(728)	(593)	(851)	(1,760)
Net benefit expense	(1,694)	(1,357)	(1,942)	(2,834)

	September 30,		December 31,	
	2005	2004	2004	2003
	(unaudited)			
Benefit plan expense — Nigerian Plan				
Employer current service cost	(405)	(312)	(467)	(363)
Amortization of past service cost			–	(169)
Interest cost	(559)	(441)	(588)	(376)
Expected return on plan assets	405	332	440	375
Net actuarial gain (loss)	(884)	(681)	(1,023)	(1,308)
Net benefit expense	(1,443)	(1,102)	(1,638)	(1,841)

	December 31			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Financial status of defined benefit plan				
Accrued benefit obligation	(9,454)	(7,542)	(6,343)	(4,565)
Fair value of plan assets	7,417	7,095	4,602	3,228
Funded status — plan (deficit)	(2,037)	(447)	(1,741)	(1,337)

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

8. PENSION PLANS (Continued)

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of Plan Assets				
Fair value at January 1	7,095	3,825	3,228	2,896
Contributions	531	2,468	1,383	524
Benefits paid	(778)	(275)	(597)	(308)
Actual return on plan assets	(34)	365	213	239
Exchange gain (loss)	603	712	375	(123)
Fair value at December 31	7,417	7,095	4,602	3,228

	December 31,			
	Swiss Plan		Nigerian Plan	
	2004	2003	2004	2003
Reconciliation of accrued benefit obligation				
Accrued benefit obligation at January 1	7,542	3,865	4,565	3,195
Current service costs	1,003	1,033	467	363
Interest cost	299	159	588	376
Past service cost	–	–	–	169
Benefits paid	(778)	(275)	(597)	(308)
Actuarial (gain) loss	607	2,007	796	1,172
Exchange (gain) loss	781	753	524	(402)
Accrued benefit obligation at December 31	9,454	7,542	6,343	4,565

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2004	2003
Discount rate		
Swiss plan	4.0%	4.0%
Nigerian plan	12.0%	12.0%
Expected long-term rate of return on assets		
Swiss plan	3.0%	3.0%
Nigerian plan	5.0%	5.0%
Future salary increases		
Swiss plan	2.5%	2.5%
Nigerian plan	9.0%	10.0%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

At the current time, the majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60 per cent. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Income before provision for income taxes	475,486	176,797	233,107	153,068	184,908
Tax at 60%	285,292	106,078	139,864	91,841	110,945
Adjustments to income taxes:					
Non-deductible costs	47,397	24,465	47,115	33,020	21,086
Non-taxable revenues	(1,783)	4,504	(2,518)	(1,905)	2,185
Enhanced tax allowances	(19,844)	–	2,193	–	–
Adjustments in respect of prior years	–	–	4,643	4,067	2,846
Tax allowances not recoverable	(4,320)	–	(22,064)	–	(5,000)
Deduction for countries with lower tax rates	744	426	1,250	344	344
Change in tax terms	–	–	–	–	(25,400)
Provision for income taxes	307,486	135,473	170,483	127,367	107,006

Components of future income taxes

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
The net future tax liability is as follows:			
Differences between tax bases and reported amounts of depreciable and depletable assets	115,459	107,414	102,969
Other	(28,234)	(18,865)	(11,409)
Future income tax liabilities	87,225	88,549	91,560

In 2002, the Company was notified by the Nigerian authorities that the fiscal terms (royalties, CIAs and income tax rates) under which it operated had been amended. These amendments were to be applied retroactively to January 1, 2000. The royalty rate on oil production was reduced from 20 per cent onshore and 18.5 per cent offshore to variable rates depending on production which averaged 6.5 per cent in 2002 and the income tax rate was reduced from 85 per cent to 60 per cent. As a result of the new fiscal terms, 2002 petroleum sales were reduced by $5,500,000 for the impact of the changes on Cost Recovery Oil, royalties were reduced by $53,700,000 and income taxes were increased by $25,400,000 for amounts related to 2000 and 2001. The overpaid royalty amounts were recorded as prepaid expenses and applied to reduce

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES (Continued)

royalties payable to the Nigerian government in 2002 ($24,500,000), 2003 ($28,200,000) and 2004 ($1,000,000).

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Future income tax assets are as follows:			
Differences between tax base and reported amounts of depreciable and depletable assets	166,104	15,990	15,632
Other	9,425	–	–
Future income tax assets	175,529	15,990	15,632

At September 30, 2005, the Corporation had $520.8 million of deductions available to reduce future taxable income.

10. INVENTORIES

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Oil products	8,213	1,709	566
Materials and supplies	56,977	15,088	15,081
	65,190	16,797	15,647

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

(a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At September 30, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27,400 barrels per day
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

(b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Swiss francs (or "**CHF**") and the Nigerian Naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2004 and January 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $15,578,244 for the year ending December 31, 2005. As at September 30, 2005, the Company had purchased forward contracts for the purchase of CHF 13,500,000 for $11,651,412. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

(c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

In 2002, in anticipation of receiving a $50 million loan, the Company entered into two interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts resulted in interest expense at an average fixed rate of 4.4 per cent in exchange for a three-month variable LIBOR rate on two notional principal amounts of $25 million expiring in August 2004 and August 2005, respectively. The Company drew down $25 million on the $50 million loan facility in February 2002 and repaid this amount in May 2003. One of these two swap contracts expired upon repayment of the $25 million while the other one was determined to be a hedge from the date of the first drawdown on the $300 million loan facility in November 2004 until its termination date in August 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

11. FINANCIAL INSTRUMENTS (Continued)

These contracts have not been designated as hedges for accounting purposes. Estimated fair values at period end are disclosed in section (e) below.

(d) **Credit risk**

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at September 30, 2005, approximately 80 per cent was due from one related party customer (December 2004 — 59 per cent; December 31, 2003 — 81 per cent). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amount provided for doubtful accounts.

(e) **Liquidity risk**

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	September 30, 2005
Currency forwards	519
Crude oil put options	–
Interest rate swaps	–

The fair values of other financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short term to maturity of these items. Other long-term liabilities approximate their carrying value due to minimal risk of change in value to maturity. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

12. CASH FLOWS

(a) **Items not affecting cash**

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Future income taxes	50,582	26,350	30,064	25,656	72,343
Non-controlling interest	–	–	–	2,361	9,750
Depletion, depreciation and accretion	108,120	46,827	81,043	64,975	39,749
Change in fair value of derivatives	(250)	–	(1,021)	(287)	760
Other items, including foreign exchange	(4,256)	3,940	(1,673)	2,539	(6,580)
Total items not affecting cash	154,196	77,117	108,413	95,244	116,022

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS (Continued)

(b) Changes in non-cash working capital

	Period ended September 30,		Year ended December 31,		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Accounts receivable	(64,134)	(27,473)	(26,507)	1,209	(37,292)
Prepaid expenses	1,217	(4,455)	(5,951)	13,451	(17,103)
Inventories	(48,393)	(20,398)	(1,150)	2,566	4,721
Other current assets	–	–	2,000	(2,000)	–
Accounts payable and accrued liabilities	(28,396)	40,631	96,379	45,654	15,485
Tax payable	85,585	29,977	(11,078)	39,898	31,546
Deferred revenue	(2,530)	–	(3,064)	–	–
Other long-term liabilities	18,783	–	5,173	–	–
Changes in non-cash working capital	(37,868)	18,282	55,802	100,778	(2,643)

(c) Other cash flow information

	Period ended September 30,		Year ended December 31,		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Interest paid	(9,211)	–	(756)	(508)	(1,225)
Income taxes paid	(7,904)	(36,260)	(36,889)	(61,813)	(3,117)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60 per cent joint venture in Cameroon and has an unincorporated joint venture interest of 47.5 per cent in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Non current assets	13,235	10,390	2,835
Current assets	1,198	2,832	–
Non-current liabilities	–	–	–
Current liabilities	(22,474)	(21,263)	(7,060)
Net liabilities	8,042	(4,222)	(4,225)
Income	2	–	–
Expenses	–	–	–

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

14. OTHER LONG-TERM LIABILITIES

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)		
Disputed tax payable	6,920	–	–
Royalties	8,134	–	–
Pension	2,095	3,778	1,562
Operational	5,533	–	–
Other	2,973	3,094	137
	25,655	6,872	1,699

The tax payable to the Nigerian government relates to the disputed deductibility of the original purchase price of certain Nigerian assets. This dispute was raised by NNPC in 2003 and is still unresolved.

Royalties due to the Nigerian government relate to tax inversion penalties for 2000 and 2005 where the operating cost per barrel exceeded the allowable threshold. There is a 25 per cent penalty charged on the excess. The method of calculating the operational cost per barrel has yet to be agreed between the Corporation and NNPC. Management believes these two matters will not be settled within a year.

Operational liabilities relate to the following:

i) a dispute relating to the construction and installation of certain platforms and pipelines in 2003 and 2004, amounting to $2,533,000. All other claims for this contract have been settled. The outstanding amount has been claimed against Addax's insurance. The insurer has offered a 10 per cent settlement. If the contractor does not receive settlement, the contractor is expected to claim against Addax; and

ii) a dispute relating to the costs of conversion of an FPSO. The dispute has gone to arbitration, but the formal claim documentation has yet to be received from the contractor.

Management believes these two matters will not be settled within a year.

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after September 30, 2005 are as follows:

2005	77,090
2006	213,849
2007	70,194
2008	70,838
2009	46,667
2010	35,365
Thereafter	119,757
Total	633,760

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS (Continued)

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

Under the Exploration and Production Sharing Contract offshore Gabon, there is an initial exploration period of four years including a two well commitment that commenced in March 2003. The contract can be renewed twice for an additional three year period per renewal. These additional phases have additional work commitments. The first commitment well was drilled in early 2004, proved to be dry and was subsequently written off, the second remains to be drilled.

16. CONTINGENCIES

The Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at September 30, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $216.9 million. Management's intent is to carry the contracts to maturity.

The Company's income tax filings are subject to audit by taxation authorities. There are audits in progress and items under review, some that may increase our tax liability. In addition, we have filed notices of objection with respect to certain issues. While the results of these items cannot be ascertained at this time, we believe we have an adequate provision for income taxes based on available information.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies.

	Period ended September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)			
Sales to Addax B.V.	512,254	291,447	371,444	386,613	284,062
Charges:					
Addax Bunkering Services	(11,437)	(6,698)	(10,406)	–	
AOG	(375)	(375)	(2,809)	(3,860)	(5,219)
Addax B.V.	(1,236)	(499)	(1,067)	–	
Other items	(1,920)	(1,905)	(1,141)	(1,894)	(935)
Interest and related charges	–		–	(47)	(390)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG. Outstanding balances with related companies are as follows:

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	September 30, 2005	December 31,	
		2004	2003
	(unaudited)		
Addax BV	101,080	38,936	31,715
AOG	3,293	100	1,795
Other	2,376	9,736	141

A director of the Company has a consulting contract with a subsidiary pursuant to which the director is paid $9,000 per month.

18. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

Subsequent to September 30, 2005, APNV has paid dividends of $72 million to AOG. Additionally, APNV has declared a dividend of $25 million, payable to AOG on February 13, 2006.

AUDITORS' REPORT

To the Directors of
Addax Petroleum Corporation

We have audited the balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at November 30, 2005. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at November 30, 2005, in accordance with Canadian generally accepted accounting principles.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Calgary, Alberta
December 2, 2005
(except as to Note 2 which is as of
February 7, 2006)

ADDAX PETROLEUM CORPORATION

BALANCE SHEET

As at November 30, 2005

ASSETS	
Current assets	
Cash	$100
SHAREHOLDER'S EQUITY	
Shareholder's equity (note 1)	$100

(Signed) WESLEY TWISS
Director

(Signed) PETER DEY
Director

See accompanying notes to balance sheet.

ADDAX PETROLEUM CORPORATION

NOTES TO BALANCE SHEET

As at November 30, 2005

1. FORMATION OF THE CORPORATION

Addax Petroleum Corporation (the "**Corporation**") was incorporated under the *Canada Business Corporations Act* on September 6, 2005. The Corporation issued 100 initial Common Shares on November 23, 2005, for cash proceeds of CDN$100.

2. EVENTS SUBSEQUENT TO SEPTEMBER 30, 2005

(a) Issuance of Common Shares

Pursuant to an underwriting agreement to be dated February 8, 2006, the Corporation agreed to sell 21,000,000 Common Shares, at a price ranging from $15.00 to $18.50 per Common Share. The final price per Common Share is to be determined on February 8, 2006. In addition, the Corporation has granted the underwriters an option, exercisable for a period of 30 days from the closing of the offering, to purchase up to 2,100,000 additional Common Shares at the offering price.

(b) Acquisition of Addax Petroleum N.V.

Pursuant to a purchase and sale agreement to be dated February 8, 2006, the Corporation will acquire, concurrently with the closing of the offering described in note 2(a) above, all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of between $42,750,000 and $52,725,000, depending on the final price of the offering, and 117,000,000 Common Shares of the Corporation.

CERTIFICATE OF THE CORPORATION

DATED: February 8, 2006

This prospectus, together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this prospectus contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER DEY
Director

(Signed) STEPHEN PAUL DE HEINRICH
Director

Promoter

The Addax and Oryx Group Ltd.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

DATED: February 8, 2006

To the best of our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this prospectus contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC Dominion Securities Inc.	Merrill Lynch Canada Inc.
By: (Signed) Craig E. Kelly	By: (Signed) Robert McKercher

Scotia Capital Inc.

By: (Signed) Mark Herman

CIBC World Markets Inc.	TD Securities Inc.
By: (Signed) Michael W. de Carle	By: (Signed) Gregory B. Saksida

National Bank Financial Inc.

By: (Signed) Robert B. Wonnacott

Canaccord Capital Corporation	FirstEnergy Capital Corp.	Peters & Co. Limited
By: (Signed) Stephen C. Hayden	By: (Signed) Hugh R. Sanderson	By: (Signed) Cameron E. Plewes



ADDAX
PETROLEUM CORPORATION

QUEBECOR MERRILL
CANADA INC
Printed in Canada

UNDERWRITING AGREEMENT

February 8, 2006

Addax Petroleum Corporation
3400, 350 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Attention: Mr. Michael Ebsary
Chief Financial Officer

Addax Petroleum N.V.
16, Avenue Eugene-Pittard
1206 Geneva
P.O. Box 265 – 1211 Geneva 12
Geneva, Switzerland
Attention: Mr. Michael Ebsary
Chief Financial Officer

The Addax and Oryx Group Ltd.
c/o AOG Advisory Services Ltd.
66 Warwick Square
London , SW1V 2AL
U.K.
Attention: Ioana Condacci
General Counsel

Dear Sirs:

RBC Dominion Securities Inc. ("**RBC**") and Merrill Lynch Canada Inc. ("**ML**"), together the joint bookrunners and lead underwriters, and Scotia Capital Inc. (as co-lead manager), CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**" and individually, an "**Underwriter**") understand that (i) Addax (as defined herein) has filed the Preliminary Prospectus and the PREP Prospectus (both as defined herein) with the Securities Commissions (as defined herein), under the PREP Procedures (as defined herein), (ii) Addax Petroleum Corporation ("**Addax**") proposes to issue and sell 21,000,000 Common Shares (as defined herein) (the "**Firm Shares**") and (iii) Addax Mining (as defined herein), an indirect wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("**AOG**"), is currently the sole shareholder of Addax and AOG has agreed to transfer or to cause to be transferred to Addax all of AOG's direct or indirect interest (the "**Addax Interest**") in Addax Petroleum N.V. ("**Addax NV**") and, in consideration therefor, Addax has agreed to issue to Addax Mining 117,000,000 Common Shares (as defined herein) and to pay Addax Mining $55,575,000 from the net proceeds received by Addax pursuant to the issuance of Firm Shares pursuant to the Share Transfer Agreement (as defined herein).

Subject to the terms and conditions contained herein and on the basis of the representations and warranties set forth below, the Underwriters hereby severally and not jointly, in the respective percentages set forth in section 20, offer to purchase from Addax at the Closing Time (as defined herein) and, by its acceptance of the offer made by this letter, Addax hereby agrees to sell to the Underwriters at the Closing Time, all but not less than all of the Firm Shares at a purchase price of $19.50 per Firm Share, being an aggregate purchase price of $409,500,000.

In consideration of the Underwriters' agreement to purchase the Firm Shares, by its acceptance of the offer made by this letter Addax hereby grants to the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable in whole or in part by notice given at any one time on or prior to the 30th day following the Closing Date, to purchase from Addax up to an additional 2,100,000 Common Shares (Common Shares in respect of which the Over-Allotment Option is exercised, the "**Over-Allotment Shares**") at the Over-Allotment Closing Time (as defined herein) at a purchase price of $19.50 per Over-Allotment Share. The notice exercising the Over-Allotment Option shall be delivered to Addax and shall specify the number of Over-Allotment Shares to be purchased by the Underwriters. Upon the furnishing of such notice, the Underwriters shall be committed, severally and not jointly, to purchase the number of Over-Allotment Shares specified in such notice in the respective percentages set forth in section 20, and Addax shall be obligated to sell such Over-Allotment Shares, all in accordance with the provisions hereof.

Notwithstanding the foregoing, any Firm Shares and Over-Allotment Shares that are sold to "Accredited Management" in accordance with applicable Securities Laws as set forth in a list to be delivered by Addax to the Underwriters at least three (3) Business Days prior to the Closing Date will be sold to such persons as substituted purchasers, directly by Addax. The Underwriters' commitment to purchase the Firm Shares or Over-Allotment Shares pursuant to this Agreement will be reduced to the extent that Firm Shares or Over-Allotment Shares are sold to substituted purchasers.

In consideration of the agreement of the Underwriters to purchase the Firm Shares and any Over-Allotment Shares hereunder and to offer them to the public and of the services to be rendered by the Underwriters in connection herewith:

(a) Addax agrees to pay the Underwriters at the Closing Time, a fee of $0.975 for each Firm Share, being an aggregate fee of $20,475,000 ; and

(b) Addax agrees to pay the Underwriters at the Over-Allotment Closing Time, a fee of $0.975 for each Over-Allotment Share, being an aggregate fee of $2,047,500 if the Over-Allotment Option is exercised in full.

The terms and conditions among Addax, AOG, and Addax NV and the Underwriters are set forth below.

1. Definitions and Interpretation.

(a) Where used in this agreement, the following terms shall have the following meanings:

"**10b-5 Disclosure Letters**" means, collectively, the Company Counsel 10b-5 Disclosure Letter, the Herbert Smith 10b-5 Disclosure Letter and the FMC 10b-5 Disclosure Letter;

"**Addax**" means Addax Petroleum Corporation, a corporation incorporated under the *Canada Business Corporations Act* and, unless the context otherwise requires, includes Addax NV and the other Addax Subsidiaries;

"**Addax Cameroon**" means Addax Petroleum Cameroon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Development**" means Addax Petroleum Development (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Exploration**" means Addax Petroleum Exploration (Nigeria) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Financial Statements**" means (i) the consolidated financial statements of Addax NV, consisting of the audited balance sheets as at December 31, 2004 and 2003, the audited statements of income and cash flows for each of the years in the three-year period ended December 31, 2004 and the notes thereto, together with the report of Deloitte & Touche LLP thereon; (ii) the unaudited consolidated balance sheet as at September 30, 2005 and the unaudited consolidated statements of income and cash flows for the nine-month period ended September 30, 2005 and 2004 of Addax NV and the notes thereto; and (iii) and the consolidated balance sheet of Addax as at November 30, 2005 and the notes thereto, together with the report of Deloitte & Touche LLP thereon, all as contained in the Prospectus;

"**Addax Gabon**" means Addax Petroleum Gabon Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax International**" means Addax Petroleum International Limited, a corporation incorporated under the laws of Isle of Man;

"**Addax Mining**" means Addax Mining Holdings BV, an indirect wholly-owned subsidiary of AOG incorporated under the laws of the Netherlands;

"**Addax NV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherland Antilles;

"**Addax Offshore**" means Addax Petroleum (Nigeria Offshore) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Offshore 2**" means Addax Petroleum (Nigeria Offshore 2) Limited, a corporation incorporated under the laws of Nigeria;

"**Addax Overseas**" means Addax Petroleum Overseas Limited, a corporation incorporated under the laws of the British Virgin Islands;

"**Addax Services**" means Addax Petroleum Services Limited, a corporation incorporated under the laws of the Isle of Man;

"**Addax Subsidiaries**" means Addax NV and all corporations, partnerships, trusts and other unincorporated entities beneficially owned, directly or indirectly, by Addax NV from time to time, and includes at all times Addax Overseas, Addax Services, Addax Development, Addax Exploration, Addax Cameroon, Addax Gabon, Addax International, Addax Offshore and Addax Offshore 2;

"**affiliate**" has the meaning ascribed to that term in the *Securities Act* (Alberta);

"**affiliated entity**" has the meaning ascribed to the term "**affiliate**" under Rule 501(b) of the *U.S. Securities Act*;

"**Agreement**" means the agreement resulting from the acceptance by Addax and AOG of the offer made by the Underwriters by this letter, as it may be amended from time to time;

"**AOG**" means The Addax and Oryx Group Ltd. and, unless the context otherwise requires, includes each of its subsidiaries other than Addax and the Addax Subsidiaries;

"**Beneficiaries**" has the meaning given to it in section 13(e);

"**Business Day**" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business;

"**Canadian GAAP**" means Canadian generally accepted accounting principles including as from time to time set out in the Handbook of the Canadian Institute of Charted Accountants, consistently applied;

"**Claims**" has the meaning given to it in section 13(a);

"**Closing Date**" means February 15, 2006 or such earlier or later date as may be agreed to in writing by Addax and the Underwriters, each acting reasonably, but in any event not later than March 15, 2006, subject to postponement in accordance with section 20;

"**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Addax and the Underwriters;

"**Common Shares**" means the common shares of Addax having the material attributes described herein, in the Preliminary Prospectus and in the Prospectus;

"**Company Counsel 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by legal counsel to Addax substantially in customary form for letters of that kind;

"**Contract**" has the meaning given to it in section 6(a)(xv);

"**Credit Facility**" means the amended and restated senior secured reducing revolving credit facility agreement dated June 14, 2005 between Addax NV, Addax Overseas, Addax Development, Addax Exploration and Addax Services and BNP Paribas S.A. and other original lenders;

"**Designated Subsidiaries**" has the meaning ascribed thereto in section 6(b)(vii) hereof;

"**distribution**" means "**distribution**" or "**distribution to the public**", as those terms are defined in the Securities Laws;

"**Distribution Period**" means the period commencing on the date of this Agreement and ending on the date on which all of the Firm Shares and any Over-Allotment Shares have been sold by the Underwriters to purchasers pursuant to the Prospectus;

"**Environmental Authorisation**" means all authorizations, permits, certificates, consents, approvals, resolutions, licences, orders, permissions, exemptions, filings, recordings or registrations required or advisable under Environmental Laws;

"**Environmental Contaminant**" means any substance, activity, condition or other phenomenon the existence of which gives rise or could reasonably be expected, if any action were taken by any governmental agency or third party, to give rise to any notification, control, restriction, consent or other regulation or liability, sanction, order, notice or any requirement or agreed course of action under or arising out of the purported exercise by such government agency of its powers, duties and functions under Environmental Law (but excluding any petroleum products and related sediment and water received, stored or produced on or transported from, and any other consumables brought on to, the site of any property in each case in the ordinary course of business and provided that they are stored, received, produced, transported, consumed and/or used in accordance with good oilfield practice and with applicable Environmental Laws);

"**Environmental Laws**" means all applicable laws, treaties, conventions, statutes, ordinances, by-laws, regulations, orders, directives and decisions rendered by any local, state or federal government, ministry, department or administrative or regulatory agency, including without limitation NNPC, the Nigerian Ministry of Petroleum Resources and the Nigerian Department of Petroleum Resources, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of

any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"**Final International Offering Memorandum**" means the final international offering memorandum of Addax used in connection with offers and sales of the Firm Shares and the Over-Allotment Shares outside of Canada, which will be of even date with, and accompanied by, the Prospectus;

"**Financial Information**" means, collectively, the Addax Financial Statements and the sections of the Prospectus entitled "Management's Discussion and Analysis of Financial Condition", "Capitalization" and "Selected Financial Information";

"**FMC 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by Fraser Milner Casgrain LLP substantially in customary form for letters of that kind;

"**Herbert Smith 10b-5 Disclosure Letter**" means a letter to be given on the Closing Date by Herbert Smith LLP substantially in customary form for letters of that kind;

"**Income Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended;

"**Indemnified Parties**" and "**Indemnified Party**" have the meanings given to them in section 13(a);

"**Indemnifying Parties**" and "**Indemnifying Party**" have the meanings given to them in section 13(a);

"**Joint Bookrunners**" means RBC Dominion Securities Inc. and Merrill Lynch Canada Inc.;

"**material change**" has the meaning ascribed thereto by the Securities Laws;

"**material fact**" the meaning ascribed thereto by the Securities Laws;

"**misrepresentation**" the meaning ascribed thereto by the Securities Laws;

"**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under *National Policy 43-201, Mutual Reliance Review System for Prospectuses and Initial Annual Information Forms*;

"**NNPC**" means Nigerian National Petroleum Corporation;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**NSAI Report**" means the engineering report dated December 5, 2005 prepared by NSAI evaluating the crude oil and natural gas liquids reserves attributable to Addax's properties effective September 30, 2005, in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101;

"**Offering**" means the offering by Addax of the Firm Shares and any Over-Allotment Shares pursuant to this Agreement;

"**Offering Documents**" has the meaning given to it in section 5(a)(ii);

"**Over-Allotment Closing Date**" means the second Business Day after the notice of exercise of the Over-Allotment Option is delivered to Addax, but in any event not later than the day which is 30 days after the Closing Date, subject to postponement in accordance with section 20;.

"**Over-Allotment Closing Time**" means 6:45 a.m. (Calgary time) on the Over-Allotment Closing Date, or such other time on the Over-Allotment Closing Date as agreed to by Addax and the Underwriters;

"**Preliminary International Offering Memorandum**" means the preliminary international offering memorandum of Addax dated January 16, 2006;

"**Preliminary Prospectus**" means the second amended and restated preliminary base prep prospectus of Addax in the English language dated January 16, 2006, and the French language version thereof, relating to the qualification for distribution of the Firm Shares and Over-Allotment Shares under the Securities Laws in all the Qualifying Jurisdictions;

"**PREP Information**" has the meaning given thereto in section 2(d);

"**PREP Procedures**" means the procedures for post-receipt pricing under National Instrument 44-103 - Post-Receipt Pricing, as currently in effect;

"**PREP Prospectus**" means the final prospectus (omitting the PREP Information in accordance with the PREP Procedures) of Addax in the English language dated February 7, 2006, and the French language version thereof, relating to the qualification for distribution of the Firm Shares and Over-Allotment Shares under the Securities Laws in all the Qualifying Jurisdictions;

"**Prospectus**" has the meaning given thereto in section 2(e);

"**Qualifying Jurisdictions**" means, collectively, each of the provinces of Canada;

"**Relevant Agreements**" means the Crude Oil Supply Agreements, the Management Services Agreement, the Trademark Agreement, the Non-Competition Agreement and the Share Transfer Agreement each as defined in the

Prospectus, and the agreement described in the Prospectus under the heading "Interest of AOG in Material Transactions - Agreement for Services of Jean Claude Gandur";

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions, and "**Securities Commissions**" means all of them;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the United States and the respective regulations, rules, policies, instruments and orders made thereunder together with all applicable published orders, rulings and notices of the Securities Commissions in the Qualifying Jurisdictions and the SEC (as defined in Schedule A) in the United States and all applicable judicial interpretations of terms used in such laws, regulations, rules, policies, instruments and orders;

"**Selling Firm**" has the meaning given to it in section 3(a);

"**Share Transfer Agreement**" has the meaning given to it in the Prospectus;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus, or the Prospectus, any supplemental prospectus or any ancillary materials that may be filed by or on behalf of Addax under the Securities Laws relating to the distribution of the Firm Shares or Over-Allotment Shares;

"**Supplemented PREP Prospectus**" has the meaning given in section 2(c);

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters' Expenses**" has the meaning given to it in section 16(b);

"**Underwriters' Pricing Offer**" has the meaning given to it in section 16(c); and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

(b) Unless otherwise indicated, all reference to "$" or "dollars" in this Agreement shall be references to Canadian dollars.

(c) Capitalized terms used in this agreement without being defined herein shall have the meaning given to them in the Prospectus, unless the context otherwise requires.

(d) Any reference in this agreement to a section, subsection, paragraph or subparagraph shall refer to a section, subsection, paragraph or subparagraph of this agreement.

(e) Any reference to "hereto", "herein", "hereby", "hereunder", "thereof" or similar expressions means and refers to this Agreement and to any particular paragraph or other part of this Agreement.

(f) Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this agreement.

(g) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

2. Preparation and Filing of Prospectus.

(a) Addax has prepared and filed with the Alberta Securities Commission (the "**Reviewing Authority**") and the other Securities Commissions the Preliminary Prospectus in accordance with the Securities Laws and received in respect thereof a decision document dated January 16, 2006 in accordance with the Mutual Reliance Procedures. The Reviewing Authority is the designated authority regulating the offering of the Firm Shares and Over-Allotment Shares under the Mutual Reliance Procedures. Addax and the Offering contemplated by this Agreement are eligible to use the PREP Procedures and Addax has filed the Preliminary Prospectus with the Reviewing Authority and each of the Qualifying Authorities in accordance with such procedures.

(b) Addax has also prepared and filed with the Qualifying Authorities the PREP Prospectus and received in respect thereof a decision document dated February 8, 2006 in accordance with the Mutual Reliance Procedures.

(c) Addax will prepare and file, promptly and (unless the parties otherwise agree in writing) in any event no later than the close of business on the first business day after the execution and delivery of this Agreement, with the Qualifying Authorities, in accordance with the Mutual Reliance Procedures and with the PREP Procedures, a supplemented prospectus setting forth the PREP Information in the English and French languages, as applicable (the "**Supplemented PREP Prospectus**") in a form approved by the Underwriters and will obtain a decision document under the Mutual Reliance Procedures from or on behalf of each of the Securities Commissions, evidencing that a receipt has been issued for the Prospectus by each of the Securities Commissions, and otherwise fulfil all legal requirements to enable the Firm Shares and Over-Allotment Shares to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdiction.

(d) The information included in the Supplemented PREP Prospectus that is omitted from the PREP Prospectus in accordance with the PREP Procedures but that is deemed under the PREP Procedures to be incorporated by reference into the

PREP Prospectus as of the date of the Supplemented PREP Prospectus is referred to herein as the "**PREP Information.**"

(e) The final PREP Prospectus for which a receipt has been obtained from the Qualifying Authorities (or a Mutual Reliance decision document has been issued in respect thereof) is herein referred to as the "**Prospectus**", except that, when a Supplemented PREP Prospectus is (1) furnished to the Underwriters for use in connection with offering of the Firm Shares and Over-Allotment Shares or (2) filed with the Qualifying Authorities, the term Prospectus shall refer to such Supplemented PREP Prospectus, including the documents incorporated by reference therein. In the event that Addax opts out of the PREP Procedures prior to filing a base PREP prospectus and instead files a prospectus, such prospectus filed shall constitute the Prospectus, the final PREP Prospectus and the Supplemented PREP Prospectus.

(f) Prior to the filing of the Prospectus, Addax and AOG shall have allowed the Underwriters to participate fully in the preparation of such document and shall have allowed the Underwriters and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them in the Preliminary Prospectus and the Prospectus. Each of Addax and AOG shall have furnished to the Underwriters all information relating to Addax and AOG and their business and affairs as required for the preparation of the Preliminary Prospectus and the Prospectus in order to satisfy disclosure requirements under the Securities Laws, and shall provide such additional information to the Underwriters up to the Closing Time (or, if applicable, the Over-Allotment Closing Time), and respond to such inquiries for information from the Underwriters as the Underwriters shall request up to the Closing Time (or, if applicable, the Over-Allotment Closing Time) as the Underwriters may deem necessary to carry out their duties as registrants in connection with the Offering.

(g) Until the end of the Distribution Period, Addax shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Firm Shares and Over-Allotment Shares for distribution in the Qualifying Jurisdictions or, in the event that the Firm Shares or Over-Allotment Shares have, for any reason, ceased to so qualify, to again qualify the Firm Shares and Over-Allotment Shares for distribution in the Qualifying Jurisdictions.

3. Distribution and Certain Obligations of Underwriters.

(a) The Underwriters shall offer the Firm Shares and Over-Allotment Shares (as applicable) to the public directly and through other investment dealers or brokers (other than the Underwriters) (each, a "**Selling Firm**") upon the terms and conditions set out in the Prospectus and this agreement in the Qualifying Jurisdictions and shall comply with, and shall require any Selling Firm to agree to

comply with, in all material respects, the Securities Laws in connection with the distribution and sale of the Firm Shares and Over-Allotment Shares. The Underwriters shall promptly notify Addax when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of each of the Firm Shares and Over-Allotment Shares (as applicable) and provide a breakdown of the number of Firm Shares and Over-Allotment Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(b) For the purposes of this section 3, the Underwriters shall be entitled to assume that the Firm Shares and Over-Allotment Shares are qualified for distribution by duly registered investment dealers and brokers in any of the Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission (including the decision document for the Prospectus issued under the Mutual Reliance Procedures) following the filing of the Prospectus unless otherwise notified in writing.

(c) The Underwriters shall use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Firm Shares as soon as practicable after the Closing Time and, if applicable, to complete the distribution of the Over-Allotment Shares as soon as practicable after the Over-Allotment Closing Time. The Underwriters shall give prompt notice to Addax when, in the opinion of the Underwriters, the distribution of the Firm Shares and, if applicable, the Over-Allotment Shares has ceased. The Underwriters shall also use all reasonable efforts to cause a distribution of the Firm Shares and Over-Allotment Shares (as applicable) in such manner as to meet the minimum listing requirements of the TSX respecting distribution of the Common Shares.

(d) Notwithstanding the foregoing provisions of this section 3, an Underwriter will not be liable to Addax under this section 3 with respect to a default under this section 3 by another Underwriter or Selling Firm, as the case may be.

4. Deliveries on Filing and Related Matters.

(a) Delivery of Certain Materials. Addax shall deliver or cause to be delivered to each of the Underwriters and the Underwriters' counsel at the respective times indicated the documents set out below:

(i) on the date hereof, a copy of the Prospectus in each of the English and French languages signed and certified as required by the Securities Laws;

(ii) at the time of delivery of the French language version of the Prospectus pursuant to section 4(a)(i), an opinion dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel from Fasken Martineau DuMoulin LLP to the effect that the French language version of the Prospectus, except for the Financial Information as to which no

opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof, and that the English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein;

(iii) at the time of delivery of the French language version of the Prospectus pursuant to section 4(a)(i), an opinion dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and Underwriters' counsel from Deloitte & Touche LLP, which shall opine that the French language version of the Financial Information in the Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(iv) concurrently with the filing of the Prospectus with the Securities Commissions, a "long-form" comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from Deloitte & Touche LLP, with respect to the financial and accounting information and data (audited and unaudited) contained in the Prospectus, each of which shall be based on a review by the auditors within a cut-off date of not more than two Business Days prior to the date of the letter, and which letters shall be in addition to the auditors' consent letters and comfort letters addressed to the Securities Commissions; and

(v) prior to the filing of the Prospectus with the Securities Commissions, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Common Shares has been conditionally approved.

(b) Supplementary Material. Addax shall also prepare and, as soon as available, deliver promptly to the Underwriters and Underwriters' counsel, English and (where applicable) French versions of all Supplementary Material signed and certified as required by the Securities Laws. Concurrently with the delivery of any Supplementary Material, Addax shall deliver to the Underwriters and Underwriters' counsel, with respect to such Supplementary Material, opinions and comfort letters substantially similar to those referred to in sections 4(a)(ii), 4(a)(iii) and 4(a)(iv) and dated the date of the Supplementary Material.

(c) Representations by Addax as to Prospectus and Supplementary Material. Delivery of the Prospectus and any Supplementary Material by Addax shall constitute the representation and warranty of Addax to the Underwriters that:

(i) all information and statements (except information and statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) contained in the Prospectus, the Final

International Offering Memorandum or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation, and the Prospectus, the Final International Offering Memorandum or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to Addax, the Addax Subsidiaries, the Firm Shares and the Over-Allotment Shares;

(ii) no material fact or information has been omitted therefrom (except facts or information relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) which is required under the Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) the Prospectus and any Supplementary Material comply with the requirements of the Securities Laws.

Such deliveries shall also constitute the consent of Addax to the Underwriters' use of the Prospectus, the Final International Offering Memorandum and any Supplementary Material, as the case may be, in connection with the distribution of the Firm Shares and Over-Allotment Shares in compliance with this agreement unless and until otherwise advised in writing.

(d) Representations by AOG as to Prospectus and Supplementary Material. Delivery of the Prospectus and any Supplementary Material by Addax shall constitute the representation and warranty of AOG to the Underwriters that (A) all of the statements and information relating to AOG in the Prospectus and the Final International Offering Memorandum and any Supplementary Materials are true and correct and do not contain a misrepresentation or omit any information which is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made, and (B) to the best of the knowledge of AOG:

(i) all information and statements (except information and statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) contained in the Prospectus, the Final International Offering Memorandum or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation, and the Prospectus, the Final International Offering Memorandum or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to Addax, the Addax Subsidiaries, the Firm Shares and Over-Allotment Shares; and

(ii) no material fact or information has been omitted therefrom (except facts or information relating solely to and provided in writing by any of the

Underwriters expressly for use in the Prospectus, the Final International Offering Memorandum or any Supplementary Material) which is required under the Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made.

(e) Commercial Copies. Addax shall deliver or cause to be delivered to the Underwriters, as soon as practicable and in any event not later than 12:00 p.m. (noon) (Toronto time) on February 10, 2006 for Toronto deliveries, such number of commercial copies of the Prospectus and the Final International Offering Memorandum and thereafter in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by instructions to the commercial printer of the Prospectus and the Final International Offering Memorandum given forthwith after the Underwriters have been advised that the Prospectus has been filed and a receipt therefor has been obtained; provided that Addax will use all reasonable efforts to have 500 commercial copies of the English language version of the Prospectus delivered in Toronto by 3:00 p.m. on February 9, 2006. Addax shall, as soon as possible following a request from the Underwriters, deliver or cause to be delivered to the Underwriters such additional commercial copies of the Prospectus and the Final International Offering Memorandum in such numbers and at such locations as the Underwriters may reasonably request from time to time. Addax shall from time to time deliver or cause to be delivered to the Underwriters, as soon as practicable, commercial copies of any Supplementary Material in such numbers and at such locations as the Underwriters may reasonably request from time to time.

(f) Press Releases. During the period commencing on the date hereof and until completion of the distribution of the Firm Shares and, if applicable, the Over-Allotment Shares, (i) Addax will promptly provide to the Underwriters drafts of any press releases of Addax, and AOG will promptly provide to the Underwriters drafts of any press releases of AOG, relating to Addax, the Offering or other transactions contemplated in the Prospectus, in either case for review and approval by the Underwriters and the Underwriters' counsel (including U.S. counsel) prior to issuance, provided that any such review will be completed in a timely manner; and (ii) Addax and AOG will conduct any of their activities that could reasonably be expected to relate to or result in publicity in accordance with the advice of their Canadian and U.S. legal counsel, so as to comply with Securities Laws and the U.S. Securities Act and other applicable securities laws with respect thereto in the context of the Offering.

5. Material Change.

(a) During the period from the date hereof until the Underwriters notify Addax of the completion of the distribution of the Firm Shares and, if applicable, the Over-Allotment Shares hereunder, Addax and AOG shall promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(i) any change (actual, anticipated, contemplated or threatened) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of Addax or any of the Addax Subsidiaries or of AOG or any of the Designated Subsidiaries; or

(ii) any change in, or material development with respect to, any matter (other than any matter relating solely to any of the Underwriters) referred to in the Prospectus, the Final International Offering Memorandum or any Supplementary Material (collectively, the "**Offering Documents**");

which is, or may be, of such a nature as to render any of the Offering Documents or any statement therein untrue or misleading in any material respect or which would result in any of the Offering Documents containing a misrepresentation or which would result in any of the Offering Documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares.

(b) Addax shall in good faith discuss with the Joint Bookrunners any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under section 5(a) and, in any event, the Underwriters shall approve the form and content of any amendment or document proposed to be filed by Addax or AOG under section 5(c) prior to any such filing being made, such consent not to be unreasonably withheld or delayed.

(c) Addax shall promptly comply with all applicable filing and other requirements under the Securities Laws arising as a result of any change, fact, event or circumstance referred to in section 5(a) and shall promptly prepare and file under the Securities Laws, within any time limit prescribed under the Securities Laws, any Supplementary Material as may be required under the Securities Laws; provided that Addax and AOG shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Supplementary Material and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

(d) During the period from the date hereof until the Underwriters notify Addax of the completion of the distribution of the Firm Shares and, if applicable, the Over-Allotment Shares hereunder, Addax will promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Prospectus or any Supplementary Material or for any additional information;

(ii) the issuance by any Securities Commission, the TSX or any other competent authority of any order to cease or suspend trading of any securities of Addax or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt of any communications from any of the Securities Commissions, the TSX or any other competent authority relating to the Prospectus or any Supplementary Material or the distribution of the Firm Shares or Over-Allotment Shares.

6. Representations and Warranties of Addax and AOG.

(a) Each of Addax and Addax NV jointly and severally represents and warrants to the Underwriters as set forth below in this section 6(a).

(i) Status.

(A) Status of Addax. Addax is a corporation duly incorporated, organized and subsisting under the laws of Canada and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this agreement and the Relevant Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder.

(B) Status of Addax Subsidiaries. Each Addax Subsidiary is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver the Relevant Agreements to which it is or will be a party and to perform its obligations thereunder.

(ii) Authority.

(A) Authority of Addax. All necessary corporate action has been taken by Addax to authorize the execution and delivery by Addax of this agreement and the Relevant Agreements to which Addax is a party and the performance by Addax of its obligations hereunder and thereunder, and this agreement and each of the Relevant Agreements to which Addax is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of Addax enforceable against it in accordance with its terms, and each of the Relevant Agreements which are not yet executed and delivered, but to which Addax is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the

Closing Time, and each such Relevant Agreement will constitute at the Closing Time a valid and legally binding obligation of Addax, enforceable against it in accordance with its terms.

(B) Authority of Addax Subsidiaries. All necessary corporate action has been taken by each Addax Subsidiary to authorize the execution and delivery by it of the Relevant Agreements to which it is a party (if any) and the performance by it of its obligations thereunder, and each of the Relevant Agreements to which it is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, and each of the Relevant Agreements which are not yet executed and delivered, but to which it is to be party at the Closing Time, will have been duly authorized, executed and delivered by it at the Closing Time, and each such Relevant Agreement will constitute at the Closing Time a valid and legally binding obligation of it, enforceable against it in accordance with its terms.

(iii) Prospectus. Addax has all requisite power, capacity and authority to execute and deliver the Prospectus and to file such document with the Securities Commissions, and all necessary action has been taken by each of Addax and AOG to authorize the execution and delivery of the Prospectus and the filing of such document with the Securities Commissions.

(iv) Data. Any statistical and market-related data included in the Preliminary Prospectus and the Prospectus are based on or derived from sources that Addax believes to be reliable true and accurate, and Addax has obtained all necessary consents to the use of such data in the Preliminary Prospectus and the Prospectus from such sources.

(v) Addax Financial Statements. The Addax Financial Statements:

(A) are in accordance with the books, records and accounts of Addax;

(B) are true and correct and present fairly the results of operations and the financial position of Addax for the periods ended on, and as at, the dates indicated;

(C) have been prepared in accordance with Canadian GAAP consistently applied; and

(D) present fairly all of the assets and liabilities of Addax as at the dates indicated including all contingent liabilities of Addax as at the dates indicated,

and neither Addax nor AOG is aware of any fact or circumstance presently existing which would render the Addax financial statements materially incorrect. All disclosures contained in the Preliminary Prospectus or Prospectus regarding "non-GAAP financial measures" (as such term is defined for purposes of applicable Securities Laws) are accurate in all material respects and comply with applicable Securities Laws.

(vi) No Material Change in Addax or Addax Subsidiaries. There has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of Addax or any of the Addax Subsidiaries since December 31, 2004 other than as disclosed in the Prospectus.

(vii) Addax Pro Forma Financial Statements. The Addax unaudited pro forma consolidated balance sheet as at September 30, 2005 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the related notes thereto included in the Prospectus present fairly the information shown therein, comply as to form with the regulatory requirements of the various securities regulatory agencies in Canada and have been properly compiled on the basis described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(viii) Capital.

(A) Capital of Addax. Addax is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, of which, as at the date hereof, 100 Common Shares are issued and outstanding as fully paid and non-assessable, and Addax Mining is the registered and beneficial owner of all such Common Shares. No other securities of Addax are outstanding as at the date hereof.

(B) Capital of Addax NV. Addax NV is authorized to issue 80,000,000 shares with par value of U.S.$0.33 each, of which, as at the date hereof, 60,030,000 shares are issued and outstanding as fully paid and non-assessable, and AOG is the registered and beneficial owner of all such shares. No other securities of Addax NV are outstanding as at the date hereof.

(C) Capital of Addax Cameroon. Addax Cameroon is authorized to issue 3,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and Addax NV is the registered and beneficial owner of all such ordinary shares. No

other securities of Addax Cameroon are outstanding as at the date hereof.

(D) Capital of Addax Development. Addax Development is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and Addax NV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Development are outstanding as at the date hereof.

(E) Capital of Addax Exploration. Addax Exploration is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax Overseas is the registered and beneficial owner of 4,950,000 of such ordinary shares and Addax NV holds 50,000 of such ordinary shares in trust for Addax Overseas. No other securities of Addax Exploration are outstanding as at the date hereof.

(F) Capital of Addax Overseas. Addax Overseas is authorized to issue 100,000,000 shares with par value of U.S.$1.00 each, of which, as at the date hereof, 29,709,756 shares are issued and outstanding as fully paid and non-assessable, and Addax NV is the beneficial owner of all such shares. No other securities of Addax Overseas are outstanding as at the date hereof.

(G) Capital of Addax Services. Addax Services is authorized to issue 10,000 ordinary shares with par value of U.S.$1.00 each, of which, as at the date hereof, 10,000 ordinary shares are issued and outstanding as fully paid and non-assessable, and Addax NV is the beneficial owner of all such ordinary shares. No other securities of Addax Services are outstanding as at the date hereof.

(H) Capital of Addax Gabon. Addax Gabon is authorized to issue 3,000 Ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and Addax Overseas is the registered and beneficial owner of all such ordinary shares. No other securities of Addax Gabon are outstanding as at the date hereof.

(I) Capital of Addax Offshore. Addax Offshore is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and non-assessable, and Addax NV is the registered

and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax NV. No other securities of Addax Offshore are outstanding as at the date hereof.

(J) Capital of Addax Offshore 2. Addax Offshore 2 is authorized to issue 5,000,000 ordinary shares with par value of one Naira each, of which, as at the date hereof, 5,000,000 are issued and outstanding as fully paid and no-assessable, and Addax NV is the registered and beneficial owner of 4,950,000 of such ordinary shares and Jean Claude Gandur holds 50,000 of such ordinary shares in trust for Addax NV. No other securities of Addax Offshore 2 are outstanding as at the date hereof.

(K) Capital of Addax International. Addax International is authorized to issue 3,000 ordinary shares with par value of U.S. $1.00 each, of which, as at the date hereof, 3,000 ordinary shares are issued and outstanding as fully paid and non-assessable and Addax NV is the registered and beneficial owner of all such ordinary shares. No other securities of Addax International are outstanding as at the date hereof.

(ix) Security Ownership. All securities of the Addax Subsidiaries other than Addax NV are beneficially owned, directly or indirectly, by Addax NV, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility other than those arising by operation of law (statutory or otherwise). Following the transfer of the Addax Interest to Addax, all securities of the Addax Subsidiaries will be beneficially owned, directly or indirectly, by Addax, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility other than those arising by operation of law (statutory or otherwise).

(x) Transfer Agent. Computershare Investor Services Inc., at its principal offices in Calgary and Toronto, will, at or before the Closing Time, be duly appointed as the registrar and transfer agent in respect of the Common Shares.

(xi) TSX Approval. The TSX has conditionally approved the listing of the Firm Shares and the Over-Allotment Shares, subject to the filing of customary documentation with the TSX and the payment of applicable listing fees.

(xii) Issuance by Addax. All of the Common Shares to be issued by Addax to the Underwriters hereunder as described in the Prospectus, will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the descriptions thereof contained in the Prospectus, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(xiii) No Options. Except as disclosed in or contemplated by the Prospectus or Addax's TSX listing application, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Common Shares, or of any unissued interest in or securities of any kind of Addax or any of the Addax Subsidiaries.

(xiv) No Defaults – Common Share Issuance. The execution and delivery of this Agreement and the Relevant Agreements, the fulfilment of the terms hereof and thereof by each of Addax and the Addax Subsidiaries, as applicable, and the issuance, sale and delivery of the Firm Shares and Over-Allotment Shares as contemplated by this agreement do not and will not:

(A) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange or market, Securities Commission or other regulatory commission or agency or third party; or

(B) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

1. any of the provisions of the constating documents or by-laws of Addax or any of the Addax Subsidiaries or any resolutions of any of their directors or shareholders or any committee of any of them;

2. any statute, rule, regulation or law applicable to Addax or any of the Addax Subsidiaries including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Addax or any of the Addax Subsidiaries; or

3. any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by Addax or any of the Addax Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Addax or any of the Addax Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Addax or any of the Addax Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject, including but not limited to any production sharing contract, oil mining lease, oil prospecting license or Relevant Agreement described in the Prospectus (each, a "**Contract**"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Addax or any of the Addax Subsidiaries or impair the sale of the Common Shares or the consummation of the transactions contemplated hereby or by the Prospectus or any Supplementary Material, (2) materially impair Addax's, or any of the Addax Subsidiaries', ability to perform the obligations contemplated in this agreement, the Prospectus or any Supplementary Material or (3) materially affect the consummation of the transactions contemplated in this agreement, the Prospectus or any Supplementary Material.

(xv) No Restrictions on Distributions. Other than those restrictions imposed by the Credit Facility as disclosed in the Prospectus, neither Addax nor any Addax Subsidiary is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Addax or any Addax Subsidiary, except as otherwise described in the Prospectus.

(xvi) Permits. Addax and each of the Addax Subsidiaries hold all material permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted, all of which are in full force and effect and in good standing in all material respects.

(xvii) Compliance with Laws. Each of Addax and each of the Addax Subsidiaries has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

(xviii) Title. Except as disclosed in the Prospectus and except in the case of assets the ownership of which vests in NNPC, each of Addax and the Addax Subsidiaries has good title to all of its material assets, free and clear of all charges, hypothecs, mortgages, encumbrances or other liens and each of Addax and the Addax Subsidiaries will have good title to all of its assets, free and clear of all charges, hypothecs, mortgages, encumbrances or other liens, other than liens existing pursuant to the Credit Facility, if any, and in the case of assets the ownership of which vests with NNPC, Addax and each of the Addax Subsidiaries (as applicable), has sufficient contractual rights in respect of such assets (including all intellectual property rights) necessary for it to conduct its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus.

(xix) Insurance. Addax and each Addax Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither Addax nor any Addax Subsidiary has been refused any insurance coverage sought or applied for; and neither Addax nor any Addax Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, in either case, at reasonable cost.

(xx) Future Acquisitions, Contingent Obligations. Neither Addax nor any Addax Subsidiary has entered into any agreement or understanding to acquire any securities in any other corporation or entity or to acquire or lease any other business operations or properties which are material to the business and operations of Addax and the Addax Subsidiaries, taken as a whole or which would require Addax to make expenditures or incur obligations in any material amount except as disclosed in the Prospectus.

(xxi) No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Addax or any of the Addax Subsidiaries) pending or, to the best of the knowledge of Addax, threatened against or affecting Addax or any of the Addax Subsidiaries or any of their properties, or to which Addax or any of the Addax Subsidiaries is or may be a party or to which any property of Addax or any of the Addax Subsidiaries is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other

governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions the validity of any action taken or to be taken by Addax or any of the Addax Subsidiaries pursuant to or in connection with, this agreement or any other transaction or agreement contemplated in the Prospectus.

(xxii) Reserve Report. Addax has made available to NSAI, prior to the issuance of the NSAI Report, for the purpose of preparing such report, all information requested by NSAI, which information did not contain any material misrepresentation or omission at the time such information was so provided. Addax has no knowledge, after due inquiry, of a change in any reserve information provided to NSAI since the date that such information was so provided which would result in a material adverse change to the quantity or pre-tax present worth value of estimated future net revenue values of Addax as set out in the NSAI Report. Addax believes that the NSAI Report (i) reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of Addax as at the effective date thereof in respect of the reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the pricing assumptions contained therein, and (ii) complies in all material respects with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

(xxiii) Taxes. Addax and each of the Addax Subsidiaries has duly filed all tax returns required to be filed by them, have paid or made available for payment through liftings (other then those amounts in *bona fide* dispute) all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them (other than as aforesaid) and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable in respect of amounts subject to any such *bona fide* dispute and for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Addax or any Addax Subsidiary and, to the best of the knowledge of Addax, after due inquiry, there are no actions, suits, proceedings, investigations (other than ongoing tax audits which have been disclosed in writing to the Underwriters) or claims threatened or pending against Addax or any Addax Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

(xxiv) Auditor. Addax's auditor, Deloitte & Touche LLP meets applicable 'independence' requirements under all Securities Laws and there has not been any disagreement with the present or any former auditor of Addax except as disclosed to the Underwriters in writing;

(xxv) Environmental Representations.

(A) to the best of the knowledge of Addax, after due inquiry, all Environmental Authorisations necessary for Addax and the Addax Subsidiaries to carry on their business as presently conducted or as proposed to be conducted as contemplated in the Prospectus have been obtained and are in force and the business and operations of each of Addax and the Addax Subsidiaries have been carried out at all times within the terms of all such Environmental Authorisations;

(B) to the best of the knowledge of Addax, after due inquiry, all records, reports, registrations and information necessary for Addax and the Addax Subsidiaries to comply with any Environmental Authorization have been made or given;

(C) to the best of the knowledge of Addax, after due inquiry, no circumstances exist or have arisen out of the operations of Addax or any Addax Subsidiary which could confer a right of revocation, suspension, modification or setting aside of any Environmental Authorisation or could prevent any Environmental Authorisation from being renewed or extended or could result in the terms of any Environmental Authorization being modified in a manner which may have a material adverse effect on Addax or any of the Addax Subsidiaries;

(D) in respect of the properties in which Addax and the Addax Subsidiaries have an interest, where Addax or an Addax Subsidiary is the operator of such property, the operations in respect of such property have been carried out and operated at all times in compliance in all material respects with Environmental Laws; and where Addax or an Addax Subsidiary is not the operator of such properties, reasonable endeavours have been used to carry out the operations in respect of such properties at all times in compliance in all material respects with Environmental Laws;

(E) no Environmental Contaminant is in existence at the site of any properties in which Addax or the Addax Subsidiaries have an interest or has arisen out of the carrying out of operations on such property; and

(F) at no time has Addax or any Addax Subsidiary or, so far as it is aware after due and careful inquiry, any other person involved in the carrying out of operations on any of the properties in which Addax or any Addax Subsidiary has an interest, received any notice that:

1. such operations have not been carried out at all times within the terms of all Environmental Authorisations;

2. any Environmental Contaminant is in existence at the site of any such property or has arisen out of the carrying out of operations in respect of such property; or

3. any failure to comply with Environmental Laws has arisen at the site of any of such properties of Addax or any Addax Subsidiary or out of the carrying out of operations in respect of such properties.

(xxvi) <u>No Existing Defaults under PSCs</u>. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a material default under or material breach, by Addax, any of the Addax Subsidiaries or, to the best of the knowledge of Addax, any other person of, any production sharing contract referred to in the Prospectus which, in any such case, would permit the production sharing contract to be terminated or amended without Addax's prior consent.

(xxvii) <u>No Existing Default under Other Agreements</u>. No default or defaults exist under, and no event or events have occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach by Addax, any of the Addax Subsidiaries or, to the best of the knowledge of Addax, any other person of, any material obligation, agreement, covenant or condition contained in any contract (including, without limitation, any Relevant Agreement) which defaults or breaches, individually or in the aggregate, might reasonably be expected to have or result in a material adverse effect on Addax.

(xxviii) <u>No Cease Trade Orders</u>. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Firm Shares, Over-Allotment Shares or any other securities of Addax or the Addax Subsidiaries has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the best of the knowledge of Addax, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such authority or under any Securities Laws or other applicable securities legislation.

(xxix) <u>No Labour Disputes</u>. No labour dispute with the employees of Addax or any of the Addax Subsidiaries exists or, to the best of the knowledge of Addax, is imminent, and Addax is not aware of any existing or imminent labour disturbance by the employees of any of its or any Addax Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Addax or any of the Addax Subsidiaries or impair the sale of the Common Shares or the consummation of the transactions contemplated hereby.

(xxx) <u>Reporting Issuer</u>. Upon filing of the Prospectus and at the Closing Time Addax will be a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and, to the best of the knowledge of Addax, will not be in default of any requirement under the Securities Laws.

(xxxi) <u>Voting Agreements</u>. No agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of Addax or any of the Addax Subsidiaries and, at the Closing Time, no such agreement will be in force or effect except in each case for trust agreements pursuant to which Jean Claude Gandur holds in trust for Addax NV the shares referred to in section 6(a)(viii)(I) and (J) copies of which have been provided to the Underwriters.

(xxxii) <u>No Finder's Fee</u>. Except as provided herein, there is no person, firm or corporation acting for Addax entitled to any brokerage or finder's fee payable by on or behalf of Addax in connection with this agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for Addax establishes a claim for any commission or brokerage or finder's fee from the Underwriters, Addax covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(xxxiii) <u>Minute Books.</u> The minute books and corporate records of Addax and the Addax Subsidiaries made available to Underwriters' counsel in connection with their due diligence investigations of Addax and the Addax Subsidiaries for the periods from their respective dates of incorporation, to the date of examination thereof, are complete and are the original minute books and records or complete and true copies thereof of Addax and the Addax Subsidiaries

(xxxiv) <u>Accounting Controls</u>. Addax and each of the Addax Subsidiaries have taken reasonable steps in accordance with practice for Canadian public companies, to ensure that, upon a receipt being issued for the Prospectus,

Addax will be, and will have all accounting systems (including internal accounting controls) in place to remain, in compliance with the continuous disclosure requirements of the Securities Laws and all rules and regulations promulgated thereunder and is actively taking steps to ensure that it will be in compliance with such continuous disclosure obligations not currently in effect, upon the effectiveness of such provisions, or which will become applicable to Addax at all times after a receipt is issued for the Prospectus.

(xxxv) Financial Dealings. To the best of the knowledge of Addax, after due inquiry, neither the Corporation nor any of the Addax Subsidiaries has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Addax or the Addax Subsidiaries and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(xxxvi) Sanction Legislation. None of Addax and the Addax Subsidiaries nor, to the best knowledge of Addax, any director, officer, agent, employee, affiliate or person acting on behalf of Addax or any Addax Subsidiary has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("**OFAC**"); and Addax will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Addax Subsidiary, affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC; and, in particular, none of the proceeds of the Offering will be used to finance any current or future activities of Addax, Addax Subsidiaries or any of its or their affiliated entities in Iran.

(b) AOG represents and warrants to the Underwriters as set forth below in this section 6(b).

(i) Status of AOG. AOG is a corporation duly incorporated, organized and subsisting under the laws of the British Virgin Islands and has all requisite

power, capacity and authority to own its properties and assets and to carry on its existing and proposed business.

(ii) Authority of the Shareholder. All necessary corporate action has been taken by AOG and by each of its subsidiaries (other than Addax and the Addax Subsidiaries), as applicable, to authorize the execution and delivery by it of this Agreement and the Relevant Agreements to which it is a party and the performance by it of its obligations thereunder, and this Agreement and each of the Relevant Agreements to which AOG and each such subsidiary, as applicable, is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms.

(iii) Ownership of Addax. Addax Mining is the registered and beneficial owner of 100 Common Shares, representing all of the issued and outstanding shares in the capital of Addax, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and, except as disclosed in or contemplated by the Prospectus, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such Common Shares.

(iv) Ownership of Addax NV. AOG is the registered and beneficial owner of 60,030,000 common shares in the capital of Addax NV, representing all of the issued and outstanding shares in the capital of Addax NV, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and, except as disclosed in or contemplated by the Prospectus, and in section 11 of this agreement no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such shares.

(v) Ownership of Addax Mining. AOG is the beneficial owner of 60 ordinary shares in the capital of Addax Mining, representing all of the issued and outstanding shares in the capital of Addax Mining, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever and, except as disclosed in or contemplated by the Prospectus, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such shares.

(vi) No Defaults arising from Offering. The execution and delivery of this Agreement and the Relevant Agreements, the fulfilment of the terms thereof by AOG and Addax, and the issuance, sale and delivery of the Firm Shares and Over-Allotment Shares as contemplated by this Agreement do not and will not:

(A) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, stock exchange, securities commission or other regulatory commission or agency having jurisdiction over AOG or, to the best of its knowledge, over any of its subsidiaries; or

(B) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

1. any of the provisions of the constating documents or by-laws of AOG or any of its subsidiaries;

2. any statute, rule, regulation or law applicable to AOG or any of its subsidiaries; or

3. any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by AOG or any of its subsidiaries under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of AOG or any of its subsidiaries under, any Contract to which any of them is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject, including but not limited to any Relevant Agreement,

which individually or in the aggregate would (1) materially impair the ability of AOG and its subsidiaries to perform the obligations contemplated in this agreement and the Relevant Agreements, or (2) materially affect the consummation of the transactions contemplated in this agreement or the Prospectus.

(vii) Compliance with Laws. Each of (i) AOG, (ii) Addax and each Addax Subsidiary, and (iii) each subsidiary of AOG which is a party to or performs services pursuant to a Relevant Agreement (the subsidiaries of AOG referred to in items (ii) and (iii) being referred to herein as the "**Designated Subsidiaries**") and, to the best of AOG's knowledge, each of its other subsidiaries, has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities.

(viii) Relevant Agreements. Each of the representations and warranties of AOG and each of its Designated Subsidiaries under each of the Relevant Agreements to which each is respectively party are true and correct as if made on and as of the date hereof, and AOG and each of its Designated Subsidiaries has complied with, and will prior to the Closing Time, comply with each such Relevant Agreement in all material respects.

(ix) No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of AOG or any of its subsidiaries), to the best of the knowledge of AOG, pending or threatened against or affecting AOG or any of its subsidiaries or any of their properties, or to which AOG or any of its subsidiaries is or may be a party or to which any property of Addax or any of its subsidiaries is or may be subject or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions or could adversely affect the validity or effectiveness of any action taken or to be taken by AOG or any of its Designated Subsidiaries pursuant to or in connection with, this agreement or any other transaction or agreement contemplated in the Prospectus.

(x) Taxes. AOG, each of the Designated Subsidiaries and, to the best of AOG's knowledge, each of its other subsidiaries, has duly filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by AOG, any Designated Subsidiary or, to the best of AOG's knowledge, any of AOG's other subsidiaries and, to the best of the knowledge of AOG, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against AOG or any of its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions or could adversely affect the validity or effectiveness of any action taken or to be taken by AOG or any of its Designated Subsidiaries pursuant to or in connection with, this agreement or any other transaction or agreement contemplated in the Prospectus.

(xi) No Existing Default. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach, by AOG, any Designated Subsidiary or, to the best of AOG's knowledge, any of AOG's other subsidiaries or any other person of any material obligation, agreement, covenant or condition contained in any contract (including, without limitation, any Relevant Agreement) and which may reasonably be expected to have or result in a material adverse effect on the ability of AOG or any of its Designated Subsidiaries, as applicable, to perform its obligations under the Relevant Agreements.

(xii) Voting Agreements. No agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of AOG, Addax or any of AOG's Designated Subsidiaries and, at the Closing Time, no such agreement will be in force or effect, except in each case for trust agreements pursuant to which Jean Claude Gandur holds in trust for Addax NV the shares referred to in section 6(a)(viii)(I) and (J) copies of which have been provided to the Underwriters.

(xiii) No Finder's Fee. Except as provided in this Agreement, there is no person, firm or corporation acting for AOG entitled to any brokerage or finder's fee payable by on or behalf of AOG or any of its subsidiaries in connection with this agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for AOG establishes a claim for any commission or brokerage or finder's fee from the Underwriters, AOG covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(xiv) Financial Dealings. To the best of the knowledge of AOG, after reasonable inquiry, none of AOG or any of its subsidiaries has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to AOG or any of its subsidiaries and their respective operations, and AOG and the Designated Subsidiaries have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(xv) Sanction Legislation. Neither AOG nor, to the knowledge of AOG, any shareholder, director, officer, agent, employee, affiliate or person acting on behalf of AOG is currently subject to any U.S. sanctions administered by OFAC.

7. Covenants of Addax and AOG.

(a) Addax covenants and agrees with the Underwriters that it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(b) Addax covenants and agrees with the Underwriters that it will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Firm Shares or Over-Allotment Shares in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Prospectus or for additional information; and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible; and

(c) AOG covenants and agrees with the Underwriters that it will use all reasonable efforts to enforce the lock-out provisions referred to in section 11(c) and will immediately notify the Underwriters if it becomes aware of any breach thereof.

8. Conditions of Closing of Firm Shares.

The obligation of the Underwriters to purchase the Firm Shares shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to section 17:

(a) Addax shall have delivered to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of Addax and the Chief Financial Officer of Addax, or such other senior officer(s) of Addax as may be acceptable to the Underwriters, certifying for and on behalf of Addax and without personal liability, after having made due enquiries, to the effect that:

(i) Addax has duly complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of Addax contained herein are true and correct as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby;

(iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares to be issued and sold by Addax hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; and

(iv) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, assets, liabilities (contingent or otherwise), capital, operations or prospects of Addax or any of the Addax Subsidiaries or with respect to any of the assets or liabilities or businesses of, or to be acquired or assumed by, Addax or any of Addax Subsidiaries (as contemplated in the Prospectus) from that disclosed in the Prospectus;

(b) AOG shall have delivered to the Underwriters, at the Closing Time, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of AOG and the Company Secretary of AOG, or such other senior officer(s) of AOG as may be acceptable to the Joint Bookrunners, certifying for and on behalf of AOG and without personal liability, after having made due enquiries, to the effect that:

(i) AOG has duly complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of AOG contained herein are true and correct as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby; and

(iii) there has been no material change in the statements and information relating to AOG from that disclosed in the Prospectus;

(c) the Underwriters shall have received a certificate dated the Closing Date signed by the Corporate Secretary of Addax or any other senior officer of Addax as may be acceptable to the Joint Bookrunners, in form and content satisfactory to the Underwriters' counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws of Addax and each of the Addax Subsidiaries;

(ii) the resolutions of the board of directors of Addax, relevant to the approval of the Prospectus and the signing and filing thereof, the issue and sale of the Firm Shares to be issued and sold by Addax, copies of which are attached, and the authorization of this agreement and the other agreements and transactions contemplated herein and in the Prospectus; and

(iii) the incumbency and signatures of signing officers of Addax;

(d) the Underwriters shall have received a certificate dated the Closing Date signed by the Company Secretary of AOG, or any other officer of AOG as may be acceptable to the Joint Bookrunners, in form and content satisfactory to the Underwriters' counsel, acting reasonably, with respect to:

(i) the resolutions or other actions by AOG relevant to the authorization of this agreement, the Relevant Agreements, the Prospectus and the other agreements and transactions contemplated herein and in the Prospectus having been duly completed and taken, as the case may be, and attaching copies of such resolutions or actions; and

(ii) the incumbency and signatures of the officer(s) of AOG who have signed this Agreement, the Relevant Agreements and the Prospectus;

(e) the Underwriters, shall be satisfied that the transactions described in the Prospectus as being transactions that will occur or be completed on the Closing Date, including but not limited to the Pre-IPO Transactions as defined in the Prospectus, have been or will concurrently be completed, and shall have received such evidence thereof (including but not limited to documentation similar to that identified in clause (c) above as to each material party to such transactions) as the Joint Bookrunners may reasonably request;

(f) the Underwriters shall have received a comfort letter, in form and substance satisfactory to the Underwriters, from Deloitte & Touche LLP, updating the letters referred to in section 4(a)(iv) to the Closing Time, provided that such letters may be based on a review by the respective auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(g) Addax shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Closing Date, substantially to the effect attached hereto as Schedule "B"; provided, however that in connection with such opinion, counsel to Addax may rely on the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Firm Shares or opinions may be given directly by local counsel of Addax with respect to those items and as to other matters governed by the laws of jurisdictions other than the jurisdictions in which Fasken Martineau DuMoulin LLP is qualified to practise, and counsel to Addax and local counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of Addax and others;

(h) Addax shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver the Company Counsel 10b-5 Disclosure Letter, dated and delivered the Closing Date, to the Underwriters or to such of them as have requested such letter, in form and substance satisfactory to them, acting reasonably;

(i) Addax, unless the Joint Bookrunners dispense with such requirement in writing, shall have caused its counsel, White & Case LLP, to deliver to the Underwriters and their counsel a legal opinion dated as at the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, which opinion may be subject to usual and customary qualifications for opinions of the type to be given, to the effect that no registration under the U.S. Securities Act is required for (i) the initial resale by the Underwriters of certain of the Firm Shares in the United States, or (ii) the offer and sale of the Firm Shares and the Over-Allotment Shares to qualified international buyers, in either case as contemplated herein and in accordance with the procedures, agreements and representations contained herein;

(j) AOG shall have provided legal counsel to the Joint Bookrunners, as at the Closing Date, with such evidence as to the valid completion of the transactions contemplated by the Share Transfer Agreement or completed immediately prior thereto as the Underwriters may reasonably request; including appropriate opinions of legal counsel;

(k) the Underwriters shall have received from their counsel, Fraser Milner Casgrain LLP, from Herbert Smith LLP and from local counsel to each of Addax and the Underwriters in Nigeria, such legal opinions as they may reasonably require as to the matters referred to in paragraphs (g) and (i) immediately above and to such other matters as they may reasonably request;

(l) such of the Underwriters as shall have requested receipt of the Herbert Smith 10b-5 Disclosure Letter shall have received such letter and such of the Underwriters as shall have requested receipt of the FMC 10b-5 Disclosure Letter shall have received such letter, in each case in form and substance satisfactory to them, acting reasonably;

(m) the Underwriters shall have received copies of correspondence indicating that Addax has obtained all necessary approvals for the Firm Shares to be listed for trading on the TSX on the Closing Date, subject only to standard listing conditions acceptable to the Underwriters; and

(n) each of the existing and former directors, officers and employees of Addax or Addax NV who receive Common Shares pursuant to or in connection with the Share Transfer Agreement as contemplated by the Prospectus shall have entered into an agreement in form and substance satisfactory to, and in favour of, the Underwriters to the same effect as described in section 11(c) hereof.

9. Conditions of Closing of Over-Allotment Shares.

If the Over-Allotment Closing Time is the same as the Closing Time, references to the Firm Shares in section 8 (including in the form of opinion set out in Schedule B hereto) shall, unless the context otherwise requires, refer to the Firm Shares and Over-Allotment Shares, collectively. If the Over-Allotment Closing Time is after the Closing Time, the obligation of the Underwriters to purchase the Over-Allotment Shares shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to section 17:

(a) the closing of the purchase and sale of the Firm Shares, as contemplated herein, shall have occurred;

(b) Addax shall have delivered to the Underwriters, at the Over-Allotment Closing Time, certificates dated the Over-Allotment Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of Addax and the Chief Financial Officer of Addax, or such other senior officer(s) of Addax as may be acceptable to the Underwriters, certifying for and on behalf of Addax and without personal liability, after having made due enquiries, to the effect that:

(i) Addax has duly complied in all material respects with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Over-Allotment Closing Time;

(ii) the representations and warranties of Addax contained herein are true and correct in all material respects as at the Over-Allotment Closing Time, with the same force and effect as if made at the Over-Allotment Closing Time after giving effect to the transactions contemplated hereby;

(iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares to be issued and sold by Addax hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; and

(iv) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, assets, liabilities (contingent or otherwise), capital, operations or prospects of Addax or any of the Addax Subsidiaries or with respect to any of the assets or liabilities or businesses of, or to be acquired or assumed by, Addax or any of the Addax Subsidiaries (as contemplated in the Prospectus) from that disclosed in the Prospectus;

(c) AOG shall have delivered to the Underwriters, at the Over-Allotment Closing Time, a certificate dated the Over-Allotment Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of AOG and the Chief Financial Officer of AOG, or such other senior officer(s) of AOG as may be acceptable to the Joint Bookrunners, certifying for and on behalf of AOG and without personal liability, after having made due enquiries, to the effect that:

(i) AOG has duly complied in all material respects with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Over-Allotment Closing Time;

(ii) the representations and warranties of AOG contained herein are true and correct in all material respects as at the Over-Allotment Closing Time, with the same force and effect as if made at the Over-Allotment Closing Time after giving effect to the transactions contemplated hereby; and

(iii) there has been no material change in the statements and information relating to AOG from that disclosed in the Prospectus;

(d) the Underwriters shall have received a certificate dated the Over-Allotment Closing Date signed by the Corporate Secretary of Addax or any other senior officer of Addax, as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters' counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws of Addax and each of the Addax Subsidiaries;

(ii) the resolutions of the board of directors of Addax relevant to the issue and sale of the Over-Allotment Shares to be issued and sold by Addax; and

(iii) the incumbency and signatures of signing officers of Addax;

(e) the Underwriters shall have received a comfort letter, in form and substance satisfactory to the Underwriters, acting reasonably, from Deloitte & Touche LLP, updating the letters referred to in section 8(f) to the Over-Allotment Closing Time, provided that such letters may be based on a review by the respective auditors having a cut-off date not more than two Business Days prior to the Over-Allotment Closing Date nor later than March 15, 2006;

(f) Addax shall have caused its counsel, Fasken Martineau DuMoulin LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing the opinion referred to in section 8(g) forward to the Over-Allotment Closing Date and making such opinion applicable to the Over-Allotment Shares, *mutatis mutandis*;

(g) Addax shall have caused its counsel, White & Case LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing the opinion referred to in section 8(i) forward to the Over-Allotment Closing Date and making such opinion applicable to the Over-Allotment Shares, *mutatis mutandis*;

(h) the Underwriters shall have received from their counsel, Fraser Milner Casgrain LLP, from Herbert Smith LLP and from local counsel to the Underwriters in Nigeria, such legal opinions as they may reasonable require as to the matters referred to in paragraphs (f) and (g) immediately above and to such other matters as they may reasonably request; and

(i) the Underwriters shall have received copies of correspondence indicating that Addax has obtained all necessary approvals for the Over-Allotment Shares to be listed for trading on the TSX on the Over-Allotment Closing Date, subject only to the standard listing conditions acceptable to the Underwriters, acting reasonably.

10. Closing.

The closing of the purchase and sale of the Firm Shares shall be completed at the Closing Time at the offices of Fasken Martineau DuMoulin LLP in Calgary, Alberta or at such other place as Addax and the Underwriters may agree in writing. Subject to section 10(c), at the Closing Time,

(a) Addax shall deliver to the Joint Bookrunners, on behalf of the Underwriters, one definitive global share certificate representing in the aggregate the total number of Firm Shares, registered in the name of CDS & Co., against payment by the Joint Bookrunners, on behalf of the Underwriters, to or to the direction of Addax of the purchase price for the Firm Shares, less the amount of the fees payable to the Underwriters by Addax hereunder, by wire or electronic funds transfer.

(b) The closing of the purchase and sale of the Over-Allotment Shares shall be completed at the Over-Allotment Closing Time at the offices of Fasken Martineau DuMoulin LLP in Calgary, Alberta or at such other place as Addax and the Underwriters may agree in writing. Subject to section 10(c), at the Over-Allotment Closing Time, Addax shall deliver to the Joint Bookrunners, on behalf of the Underwriters, one definitive global share certificate representing in the aggregate the total number of Over-Allotment Shares, registered in the name of CDS & Co., against payment by the Joint Bookrunners, on behalf of the Underwriters, to or to the direction of Addax of the purchase price for the Over-Allotment Shares, less the amount of the fees payable to the Underwriters by Addax hereunder, by wire or electronic funds transfer.

(c) If the Closing Time is the same as the Over-Allotment Closing Time, Addax shall deliver one definitive global share certificate representing in the aggregate the total number of Firm Shares and Over-Allotment Shares, against payment by the

Joint Bookrunners, on behalf of the Underwriters, of the purchase price for the Firm Shares and the Over-Allotment Shares (net of the fees payable by Addax to the Underwriters) by wire or electronic funds transfer.

11. Restrictions on Further Issues, Sales or Transactions.

(a) Without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 180 days following the Closing Date, none of Addax nor any of the Addax Subsidiaries shall, directly or indirectly, offer, sell or issue for sale or resale any Common Shares, or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares, or agree to or announce any such offer, sale or issuance.

(b) Without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 180 days following the Closing Date, AOG will not, directly or indirectly, (i) offer, sell, contract to sell, secure, pledge or grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any Common Share or securities convertible into or exercisable or exchangeable for Common Shares, or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described in this section 11(b) is to be settled by delivery of Common Shares, other securities, cash or otherwise.

(c) Notwithstanding section 11(b), no such consent shall be required for (i) the transfer of up to 9.6 million Common Shares to existing and former directors, officers and employees of Addax and the Addax Subsidiaries, or (ii) the distribution of Common Shares to the shareholders of AOG pursuant to a corporate reorganization of AOG as described in the Prospectus under the heading "The Addax And Oryx Group Ltd.", provided in all such cases that each recipient of such Common Shares enters into an agreement in form and substance satisfactory to the Underwriters at or prior to the time that such recipient receives or becomes entitled to any such Common Shares agreeing that such recipient will not, directly or indirectly, during the period ending on the day which is 180 days following the Closing Date (i) offer, sell, contract to sell, secure, pledge or grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any Common Share or securities convertible into or exercisable or exchangeable for Common Shares, or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or securities convertible into or exercisable or exchangeable for Common

Shares, whether any such transaction described in this section 11(b) is to be settled by delivery of Common Shares, other securities, cash or otherwise.

12. Use of Proceeds.

The net proceeds from the Offering will be used by Addax on the Closing Date and Over-Allotment Closing Date (as applicable), directly or indirectly, for the purposes described in the Prospectus under the heading "Use of Proceeds".

13. Indemnification by Addax and AOG.

(a) Each of Addax and Addax NV shall fully indemnify and save harmless each of the Underwriters, each of their respective affiliates and each of their respective directors, officers, employees and agents and each person who controls any Underwriter (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against any and all losses (other than loss of profit), costs, expenses, claims, demands, actions, damages, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the fees and expenses of the Indemnified Parties' counsel on a solicitor and his own client basis that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**") to which any Indemnified Party may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this Agreement, including without limitation:

(i) any breach, default or failure to perform by Addax of its representations, warranties, covenants or obligations hereunder or any other document to be delivered pursuant hereto;

(ii) any untrue statement or alleged untrue statement of a material fact (except any information or statement relating solely to and provided in writing by any of the Underwriters expressly for use in the Prospectus) contained in the Prospectus or the Final International Offering Memorandum, or in any amendment or supplement thereto, including the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Preliminary International Offering Memorandum or the Disclosure Package (as defined in Schedule A hereto), or any amendment or supplement thereto, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) any omission or alleged omission to state in the Offering Documents, any other material filed in compliance or intended compliance with Securities Laws or any certificate of Addax delivered under this Agreement, any fact or information (whether material or not) (except facts relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv) any order made or enquiry, investigation or proceeding (formal or informal) commenced or threatened by any Securities Commission or other competent authority based upon any omission or alleged omission or any misrepresentation or alleged misrepresentation (except an omission or alleged omission or a misrepresentation or alleged misrepresentation relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) in the Offering Documents or any other materials filed in compliance or intended compliance with Securities Laws, or based upon any failure of Addax to comply with Securities Laws preventing or restricting the trading in or the sale of the Common Shares or related activities in any of the Qualifying Jurisdictions; and

(v) any non-compliance or alleged non-compliance by Addax with any Securities Laws in connection with the transactions contemplated hereby including non-compliance by Addax with any statutory requirement to make any document available for inspection

provided, however, that no party who has engaged in fraud, fraudulent misrepresentation or gross negligence in connection with a Claim shall be entitled to indemnity hereunder in connection with such Claim.

(b) AOG shall fully indemnify and save harmless each Indemnified Party from and against any and all Claims to which any Indemnified Party may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i) any breach, default or failure to perform by AOG of its representations, warranties, covenants or obligations hereunder or any other document to be delivered pursuant hereto;

(ii) any untrue statement or alleged untrue statement of a material fact relating to AOG contained in the Prospectus or the Final International Offering Memorandum, or in any amendment or supplement thereto, including the omission or alleged omission therefrom of a material fact relating to AOG required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact relating to AOG included in any preliminary

prospectus, the Preliminary International Offering Memorandum or Disclosure Package (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact relating to AOG necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) any omission or alleged omission to state in the Offering Documents, any other material filed in compliance or intended compliance with Securities Laws or any certificate of AOG delivered under this agreement, any fact or information (whether material or not) required to be stated in such document with respect to AOG or necessary to make any statement in such document relating to AOG not misleading in light of the circumstances under which it was made; and

(iv) any non-compliance or alleged non-compliance by AOG with any Securities Laws in connection with the transactions contemplated hereby;

provided, however, that no party who has engaged in fraud, fraudulent misrepresentation or gross negligence in connection with a Claim shall be entitled to indemnity hereunder in connection with such Claim.

(c) Promptly after receiving notice of a Claim or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from Addax, Addax NV or AOG (the party (or each party) from whom indemnification may be sought being referred to herein as the "**Indemnifying Party**" and collectively as the "**Indemnifying Parties**"), an Indemnified Party will notify the Indemnifying Party in writing of the particulars thereof, provided that the omission to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to any Indemnified Party except and only to the extent that the Indemnifying Party demonstrates that any such delay in or failure to give notice in respect of an actual Claim as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnifying Party has under this indemnity.

(d) The Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim; provided that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Party, in each case such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of receiving notice of such suit;

(ii) the Indemnifying Party and the Indemnified Party have mutually agreed to the retention of such counsel; or

(iii) the named parties to any such suit (including any added or third parties) include the Indemnified Party and Addax, Addax NV or AOG, and the Indemnified Party shall have been advised in writing by counsel that there is an actual or potential conflict in the interests of Addax, Addax NV or AOG, on the one hand, and the interests of the Indemnified Party, on the other hand, or additional defences are available to the Indemnified Party, in either case which makes representation by the same counsel inappropriate.

In each of cases (i), (ii) or (iii), the Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Indemnifying Party shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel in connection with any one such action or separate but substantially similar or related actions in any one jurisdiction for all Indemnified Parties.

(e) Each of Addax, Addax NV and AOG hereby acknowledges and agrees that, with respect to sections 13 and 14, the Underwriters are contracting on their own behalf and as agents for their affiliates and their respective directors, officers, employees, partners and agents and each person who controls any Underwriter (collectively, the "**Beneficiaries**"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of Addax, Addax NV and AOG under sections 13 and 14 with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(f) The rights of indemnity contained in this section 13 shall not enure to the benefit of the Underwriters or any other Indemnified Party if Addax has complied with the provisions of sections 4 and 5 and where it is determined by a court of competent jurisdiction by final and nonappealable judgment that (i) prior to the Applicable Time (as defined in Schedule A) Addax shall have notified the Underwriters in writing that the Preliminary Prospectus contains an untrue statement of material fact or omits to state therein a material fact required to be stated therein in order to make the statements therein not misleading and which is required under the Securities Laws to be delivered to such person, (ii) such untrue statement or omission of a material fact was corrected in an amended or supplemented preliminary prospectus and such corrected preliminary prospectus was provided to such Underwriter at least two business days prior to the Applicable Time and in sufficient quantity so that such corrected preliminary prospectus could have been conveyed to such person prior to the Applicable Time

and (iii) such Claim would not have occurred had such corrected preliminary prospectus been conveyed to such person.

(g) Each Indemnifying Party also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnifying Party or any person asserting claims on behalf of or in right of the Indemnifying Party for or in connection with the matters provided for herein except to the extent any losses, expenses, claims, actions, damages, fines, penalties or liabilities incurred by the Indemnifying Party are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence, wilful misconduct, fraud or fraudulent misrepresentation of such Indemnified Party. Neither Indemnifying Party nor any Underwriter will, without each of the other's prior express written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(h) If any legal proceedings shall be instituted against either Indemnifying Party or if any regulatory authority or stock exchange shall carry out an investigation of either Indemnifying Party and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the applicable Indemnifying Party shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal *per diem* rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(i) The rights and remedies of the Underwriters set forth in sections 13, 14 and 18 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

14. Contribution.

(a) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 13 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by, in whole or in part, the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party

harmless, the applicable Indemnifying Party (or each Indemnifying Party, as the case may be) shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party or Indemnifying Parties, on the one hand, and the Indemnified Parties, on the other hand, but also the relative fault of the Indemnifying Parties and the Indemnified Parties as well as any relevant equitable considerations; provided that the Indemnified Parties shall not in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Parties under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Parties under this Agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with a Claim shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim. The relative benefits received by the Indemnifying Parties, on the one hand, and the Indemnified Parties, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the offering of the Firm Shares and, if applicable, the Over-Allotment Shares (net of the underwriters' fee payable to the Underwriters pursuant to this Agreement but before deducting expenses) received by Addax is to the underwriters' fee received by the Underwriters pursuant to this Agreement. The relative fault of an Indemnifying Party on one hand, and of the Indemnified Parties, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in section 13 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifying Parties, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 13. The parties agree that it would not be just and equitable if contribution pursuant to this section 14 were determined by pro rata allocation (even if the Underwriters were treated as a single entity) or by any other method of allocation which does not take account of the equitable considerations referred to above in this section 14.

(b) For greater certainty, in the event of unenforceability or unavailability of the indemnity provided in section 13, an Indemnifying Party shall not have any obligation to contribute pursuant to this section 14 in respect of any Claim except to the extent the indemnity given by it in section 13 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

(c) Notwithstanding the provisions of this section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Common Shares purchased and sold by it hereunder exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

(d) The rights to contribution provided in this section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law (provided that paragraphs (a) and (b) of this section shall apply, *mutatis mutandis,* in respect of such other right) and the rights in this section 14 shall remain operative and in full force and effect regardless of:

(i) acceptance of any Firm Shares or Over-Allotment Shares and payment therefor; or

(ii) any termination of this agreement.

15. Sales Restrictions.

(a) The Underwriters shall offer the Firm Shares and Over-Allotment Shares for sale to the public, directly and through Selling Firms, only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectus and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus.

(b) The Underwriters will not solicit offers to purchase or sell the Firm Shares and Over-Allotment Shares so as to require registration of the Firm Shares and Over-Allotment Shares or filing of a prospectus with respect to the Firm Shares and Over-Allotment Shares under the laws of any jurisdiction other than the Qualifying Jurisdictions.

(c) The Selling Firms shall be permitted to offer the Firm Shares and Over-Allotment Shares outside of Canada, including offers as principal to "qualified institutional buyers" in the United States as defined under U.S. Securities and Exchange Commission Rule 144A as such term is defined in Schedule A hereto, if such offers are made in compliance with all applicable laws, including the requirements set forth in Schedule A hereto. For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Firm Shares and Over-Allotment Shares are qualified or registered for distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable Regulatory Authority (including a decision document under the Mutual Reliance Procedures) following the filing of the Prospectus, unless otherwise notified in writing.

(d) The Underwriters agree, on behalf of themselves and their United States affiliates, for the benefit of Addax, to comply with the United States selling restrictions imposed by the laws of the United States and set forth in Schedule A, which forms part of this Agreement. They also agree to obtain such an agreement from each Selling Firm.

(e) Notwithstanding the foregoing provisions of this section 15, no Underwriter shall be liable to Addax under this section 15 or Schedule A hereto as a result of the

violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) under this section 15 or Schedule A.

16. Expenses.

(a) Addax's Expenses – Regardless of whether the Offering closes, Addax will be responsible for all of its expenses related to the Offering, including all fees and disbursements of Addax's legal counsel, fees and disbursements of its accountants, auditors and any other third party advisers engaged by Addax and expenses related to road shows and marketing activities, printing costs and filing fees; provided, however, that the recipients of the Company Counsel 10b-5 Disclosure Letter shall be responsible for, or will reimburse Addax for, the incremental expenses directly attributable to Company's legal counsel providing the Company Counsel 10b-5 Disclosure Letter, to a maximum of $200,000.

(b) Underwriters' Expenses if the Offering Closes – If the Offering closes, the Underwriters will be responsible for the fees and disbursements of legal counsel and other third-party consultants for the Underwriters, all other out of pocket expenses (including Underwriters' travel expenses in connection with due diligence and marketing meetings) and all taxes thereon (collectively, the "**Underwriters' Expenses**"). Each 10b-5 Disclosure Letter will be addressed and provided solely to the Underwriters who have respectively requested such letter and expenses related to the provision of each 10b-5 Disclosure Letter will be for the account of the Underwriters who requested the same and not for the account of any other Underwriters.

(c) Underwriters' Expenses if the Offering Does Not Close –

If the Offering does not close under any circumstances, Addax shall reimburse the Underwriters for the Underwriters' Expenses up to a maximum of $400,000. For clarity, any expenses related to the provision of the 10b-5 Disclosure Letters will be for the account of the Underwriters who respectively requested them and not for the account of the other Underwriters.

17. All Terms to be Conditions.

All representations, warranties, terms and conditions of this agreement for the benefit of the Underwriters shall be construed as conditions, and any breach of or failure to comply in any material respect with any of such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Firm Shares by giving notice in writing to that effect to Addax or AOG at or prior to the Closing Time and to terminate their obligations to purchase the Over-Allotment Shares by giving notice in writing to that effect to Addax or AOG at or prior to the Over-Allotment Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance,

provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Firm Shares or the Over-Allotment Shares or in preparing or joining in the execution of the Offering Documents, the Preliminary Prospectus shall constitute a waiver of, or estoppel against, the Underwriters.

18. Termination by Underwriters in Certain Events.

(a) Each Underwriter shall also be entitled to terminate its obligation to purchase the Firm Shares by written notice to that effect given to Addax at or prior to the Closing Time, and to terminate its obligation to purchase the Over-Allotment Shares by written notice to that effect given to Addax at or prior to the Over-Allotment Closing Time, if:

(i) there shall be any material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of Addax or any of the Addax Subsidiaries, whether or not arising in the ordinary course of business, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or Supplementary Material or required to be disclosed therein to prevent any statement contained therein from being a misrepresentation (including any statement relating to AOG) or there should occur a change (other than a change related solely to and provided by any of the Underwriters) in a material fact contained in the Prospectus, in each case which has or may have a materially adverse effect on the market price or value of the Common Shares or could reasonably result in the purchasers of a material number of Firm Shares or Over-Allotment Shares exercising their right under Securities Laws to withdraw from or rescind their purchase or sue for damages in respect thereof;

(ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order or ruling issued or made by, under or pursuant to any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality of any jurisdiction or any third party which in the judgment of the Underwriter operates or could operate to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transactions contemplated by the Prospectus;

(iii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality of any jurisdiction including, without limitation, the TSX or any securities regulatory authority, or any law or regulation (or the interpretation, pronouncement or administration thereof or in respect thereof) is enacted or changed which in the judgment of the Underwriter

may prevent, suspend or restrict or operates to prevent, suspend or restrict the distribution, trading or marketability of the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, inquiry, or other occurrence of any nature whatsoever, including, without limiting the generality of the foregoing, any military conflict, civil insurrection or terrorist action or like event, including, without limitation, military insurrection (whether or not in connection with such conflict or insurrection), which in the judgment of the Underwriter materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States, or the business, financial condition, operations or affairs (actual or as contemplated in the Prospectus) of Addax or any of the Addax Subsidiaries or prevents or materially restricts the trading in or the distribution of the Common Shares in any of the Qualifying Jurisdictions or the United States;

(v) there is a suspension or material limitation in trading in securities generally on the Toronto Stock Exchange or the New York Stock Exchange;

(vi) there is a material disruption in the commercial banking or securities settlement or clearance services in Canada or the United States;

(vii) there is announced any change or proposed change in the tax laws of any jurisdiction applicable to Addax or any Addax Subsidiary and such change could, in the reasonable opinion of the Underwriter, be expected to have a significant adverse effect on the market price, value or marketability of the Common Shares; or

(viii) the state of the energy or financial markets is such that in the judgment of the Underwriters the Firm Shares cannot be profitably marketed.

(b) If an Underwriter terminates its obligation pursuant to section 18(a) with respect to the purchase of the Firm Shares or with respect to the purchase of the Firm Shares and the Over-Allotment Shares, there shall be no further liability on the part of such Underwriter or of Addax or AOG to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under sections 13, 14 and 18. If an Underwriter terminates its obligation pursuant to section 18(a) with respect to the purchase of the Over-Allotment Shares only, there shall be no further liability on the part of such Underwriter or of Addax or AOG to such Underwriter with respect to the Over-Allotment Shares, except in respect of any liability which may have arisen or may thereafter arise under sections 13, 14 and 18.

(c) The right of the Underwriters or any of them to terminate their respective obligations under this agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of Addax or AOG in respect of any of the matters contemplated by this agreement. A notice of termination given by one Underwriter under this section 18 shall not be binding upon the other Underwriters.

19. Market Stabilization.

In connection with the distribution of the Firm Shares and Over-Allotment Shares, the Underwriters and the Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Firm Shares and Over-Allotment Shares at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

20. Obligations of the Underwriters to be Several.

(a) Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Firm Shares and Over-Allotment Shares (as applicable) shall be several and not joint, nor joint and several. The percentage of the Firm Shares and Over-Allotment Shares (as applicable) to be severally purchased and paid for by each of the Underwriters shall be as follows:

Dealer	Percentage
RBC Dominion Securities Inc.	27.5%
Merrill Lynch Canada Inc.	22.5%
Scotia Capital Inc.	15.0%
CIBC World Markets Inc.	10.0%
TD Securities Inc.	10.0%
National Bank Financial Inc.	7.5%
Canaccord Capital Corporation	2.5%
FirstEnergy Capital Corp.	2.5%
Peters & Co. Limited	2.5%
Total	**100%**

(b) If one or more of the Underwriters shall fail to purchase its applicable percentage of the total number of the Firm Shares at the Closing Time and such failure shall constitute a default in its obligation under this agreement, the remaining

Underwriters shall be obligated severally to purchase such Firm Shares which the defaulting Underwriters have failed to purchase, in the proportions that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages (or in such other proportions as the remaining Underwriters may agree); provided that, if the total number of Firm Shares which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Firm Shares which the Underwriters have agreed to purchase pursuant to this agreement:

(i) the remaining Underwriters shall have the right, but not the obligation, to purchase severally all but not less than all of the Firm Shares in such proportions as may be agreed upon by the non-defaulting Underwriters, and the non-defaulting Underwriters shall have the right, by notice in writing to Addax and AOG, to postpone the Closing Date for a period not exceeding five Business Days to effect such purchase; and

(ii) if the non-defaulting Underwriters elect not to exercise such right to assume the entire obligation of the defaulting Underwriters, such non-defaulting Underwriters shall be entitled, by notice to Addax and AOG, to terminate, without liability, their obligations to purchase their original percentage of the Firm Shares and Addax shall not be obligated to sell less than all of the Firm Shares and shall have the right to terminate their obligations hereunder without liability on their part, except under sections 13, 14 and 18, in respect of such non-defaulting Underwriters.

(c) If one or more of the Underwriters shall fail to purchase its applicable percentage of the total number of the Over-Allotment Shares at the Over-Allotment Closing Time and such failure shall constitute a default in its obligation under this agreement, the remaining Underwriters shall be obligated severally to purchase such Over-Allotment Shares which the defaulting Underwriters have failed to purchase, in the proportions that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages (or in such other proportions as the remaining Underwriters may agree); provided that, if the total number of Over-Allotment Shares which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Over-Allotment Shares which the Underwriters have agreed to purchase pursuant to this agreement:

(i) the remaining Underwriters shall have the right, but not the obligation, to purchase severally all but not less than all of the Over-Allotment Shares in such proportions as may be agreed upon by the non-defaulting Underwriters, and the non-defaulting Underwriters shall have the right, by notice in writing to Addax and AOG, to postpone the Over-Allotment Closing Date for a period not exceeding five Business Days to effect such purchase; and

(ii) if the non-defaulting Underwriters elect not to exercise such right to assume the entire obligation of the defaulting Underwriters, such non-defaulting Underwriters shall be entitled, by notice to Addax and AOG, to terminate, without liability, their obligations to purchase their original percentage of the Over-Allotment Shares and Addax and AOG shall not be obligated to sell less than all of the Over-Allotment Shares and shall have the right to terminate their obligations hereunder with respect to the Over-Allotment Shares without liability on their part, except under sections 13, 14 and 18, in respect of such non-defaulting Underwriters.

(d) Nothing in this section 20 shall relieve any Underwriter in default from liability to Addax or to any non-defaulting Underwriter in respect of its default hereunder.

21. Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

(a) (i) in the case of Addax, to 16, avenue Eugene-Pittard, 1206, Geneva, Switzerland; (ii) in the case of AOG, to AOG Advisory Services, 66 Warwick Square, London, England, SW1V2AL; and

(b) in the case of the Underwriters to their respective addresses for notice set out in Schedule D hereto.

Addax, AOG and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

22. Acknowledgement of Addax and AOG.

Each of Addax and AOG acknowledges and agrees that (i) the purchase and sale of the Common Shares pursuant to this Agreement, including the determination of the offering price of the Common Shares and any related discounts and commissions, is an arm's-length commercial transaction between Addax, on the one hand, and the several Underwriters, on the other hand, (ii) in connection with the Offering and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of Addax, Addax NV, AOG, or any of their stockholders, creditors, employees or any other party, (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of Addax, Addax NV or AOG with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising Addax, Addax NV or AOG on other matters) and no Underwriter has any obligation to Addax, Addax NV or AOG with respect to the Offering except the obligations expressly set forth in the Underwriting

Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Addax, Addax NV or AOG, and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and Addax, Addax NV and AOG have consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate

23. Miscellaneous.

(a) Except with respect to sections 13, 14, 17 (only insofar as waiver of any material condition of closing is concerned), 18 and 20, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Joint Bookrunners and the Joint Bookrunners shall use commercially reasonable efforts to discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b) This agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and Addax and AOG and their respective successors and legal representatives.

(c) This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

(d) If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

(e) Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(f) The words, "hereunder", "hereof" and similar phrases mean and refer to this agreement.

(g) All representations, warranties, covenants and agreements of Addax, Addax NV, AOG and the Underwriters herein contained or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Firm Shares and the Over-Allotment Shares and the termination of this agreement and shall continue in full force and effect for the benefit of the Underwriters or Addax or AOG, as the case may be, regardless of any subsequent disposition of the Firm Shares or Over-Allotment Shares or any investigation by or on behalf of the

Underwriters with respect thereto, for a period expiring at such time as the right of a purchaser under the Offering to make a Claim under the Securities Laws expires. The Underwriters shall be entitled to rely on the representations and warranties of Addax, Addax NV and AOG contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf. Addax and AOG shall be entitled to rely on the representations and warranties of the Underwriters contained herein notwithstanding any investigation which Addax or AOG may undertake or which may be undertaken on their behalf.

(h) Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(i) This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j) This agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters or any of them and Addax and AOG with respect to this offering including, without limitation, the engagement letter between Addax NV and the Joint Bookrunners dated September 27, 2005 (except that Paragraph 11(a) thereof shall survive and shall remain in full force and effect for all purposes in accordance with the respective terms thereof) and the letter between AOG and the Joint Bookrunners dated September 27, 2005.

(k) Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this agreement.

(l) Unless otherwise stated, all references to currency in this agreement are references to Canadian currency.

(m) Schedules A, B, and C attached hereto are each incorporated into and form part of this Agreement.

[remainder of page intentionally blank]

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to the Joint Bookrunners.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: (signed) Craig E. Kelly

MERRILL LYNCH CANADA INC.

By: (signed) Robert McKercher

SCOTIA CAPITAL INC.

By: (signed) Mark Herman

CIBC WORLD MARKETS INC.

By: (signed) Michael W. De Carle

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

NATIONAL BANK FINANCIAL INC.

By: (signed) Robert B. Wonnacott

CANACCORD CAPITAL CORPORATION

By: (signed) Stephen C. Hayden

FIRSTENERGY CAPITAL CORP.

By: (signed) Hugh R. Sanderson

PETERS & CO. LIMITED

By: (signed) Cameron E. Plewes

Accepted and agreed to by the undersigned as of the date of this letter first written above.

ADDAX PETROLEUM CORPORATION	**THE ADDAX & ORYX GROUP LIMITED**
By: (signed) David Codd	By: (signed) Ioana Condacci

Attachments:

Schedule A - U.S. Selling Restrictions
Schedule B - Company Counsel Opinion
Schedule C - Addresses for Notices to Underwriters

Schedule A to an underwriting agreement dated February 8, 2006 (the "**Underwriting Agreement**")

U.S. SELLING RESTRICTIONS

1. Capitalized terms used but not defined in this Schedule A shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule A is attached. For the purpose of this Schedule A, the following terms shall have the meanings indicated:

    (a) "**affiliate**" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

    (b) "**Applicable Time** means 9:30 a.m. (Eastern Standard Time) on February 9, 2006 or such other time as agreed by the Company and the Underwriters;

    (c) "**Disclosure Package**" means the Preliminary Prospectus and the Preliminary International Offering Memorandum, each as amended or supplemented immediately prior to the Applicable Time, together with the Electronic Roadshow;

    (d) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Firm Shares or Over-Allotment Shares and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Firm Shares or Over-Allotment Shares;

    (e) "**Electronic Roadshow**" means the electronic roadshow materials relating to Addax posted on Netroadshow on January 19, 2006.

    (f) "**Execution Time**" shall mean the date and time that the Underwriting Agreement is executed and delivered by the parties hereto;

    (g) "**Investment Company Act**" means the United States Investment Company Act of 1940, as amended;

    (h) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

    (i) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

    (j) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(k) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(l) "**SEC**" means the United States Securities and Exchange Commission;

(m) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters, if any, who participate in the offer and sale of the Firm Shares or Over-Allotment Shares pursuant to the Underwriting Agreement;

(n) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(o) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(p) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(q) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

2. The Underwriters severally but not jointly:

(a) acknowledge that the Firm Shares and Over-Allotment Shares have not been and will not be registered with the SEC under the U.S. Securities Act and that the Firm Shares and Over-Allotment Shares are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration provided by Regulation S (supplemented, in the case of offers and sales by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates to Qualified Institutional Buyers in the United States, by the exemption from registration provided by Rule 144A), and are being offered by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates; and

(b) agree that neither they, nor any member of the Selling Dealer Group, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Firm Shares or Over-Allotment Shares,

(ii) except to the extent permitted by section 3 of this Schedule A, have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Firm Shares or Over-Allotment Shares to any person in the United States, or (B) any sale of the Firm Shares or Over-Allotment Shares outside the United States unless such sales are made in offshore transactions within the meaning of Regulation S.

(iii) have taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

(iv) have solicited or will solicit offers for, or offers to sell, the Firm Shares or Over-Allotment Shares by means of any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D).

3. It is understood and agreed by the Underwriters that the Firm Shares and Over-Allotment Shares may be offered and sold by the Underwriters and members of the Selling Dealer Group in the United States only:

(a) through their respective United States affiliates, each of which will be on the dates of such offers and sales duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member in good standing with the National Association of Securities Dealers, Inc.; and

(b) either (i) as principals, pursuant to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A

4. The Underwriters agree that they have caused or will promptly cause each member of the Selling Dealer Group to acknowledge in writing its awareness of and agreement to be bound by the provisions of this Schedule A in connection with all offers and sales of the Firm Shares and Over-Allotment Shares.

5. The Corporation hereby represents and warrants to the Underwriters that:

(a) The Preliminary Prospectus and the Preliminary International Offering Memorandum, at the date thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Disclosure Package, at the Applicable Time, did not contain any unture statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At the Execution Time and on the Closing Date, the Disclosure Package, the Prospectus and the Final International Offering Memorandum did not and will not (and any amendment or supplement thereto, at the date thereof and at the Closing Date will not) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that the Company makes no representation or warranty as to the information contained in or omitted from the Disclosure Package, the Prospectus or the Final International Offering Memorandum, or any amendment or supplement thereto, in reliance on and in conformity with information furnished

in writing to the Company by or on behalf of Underwriters specifically for use therein.

(b) neither Addax, nor any of its affiliates has, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Firm Shares or the Over-Allotment Shares in a manner that would require the Firm Shares or the Over-Allotment Shares to be registered under the U.S. Securities Act;

(c) neither Addax, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Firm Shares or Over-Allotment Shares in the United States;

(d) the Firm Shares and Over-Allotment Shares are eligible for resale pursuant to Rule 144A and will not be, at the Closing Date, of the same class of securities listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, or quoted in a U.S. automated inter-dealer system in the United States and the Prospectus and the Final International Offering Memorandum, contain all the information that, if requested by a prospective purchaser of the Firm Shares or the Over-Allotment Shares, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the U.S. Securities Act;

(e) neither Addax, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Firm Shares or Over-Allotment Shares, and Addax, its affiliates and any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has complied with the requirements of Rule 903 of Regulation S;

(f) Assuming the accuracy of the representations and warranties of the Underwriters contained in sections 2 and 3 of this Schedule A and the covenants and agreements set forth in section 8 of this Schedule A, it is not necessary in connection with the offer, sale and transfer of the Firm Shares or the Over-Allotment Shares by Addax to the Underwriters or the offer, resale and transfer of the Firm Shares or the Over-Allotment Shares by the Underwriters to the purchasers in the manner contemplated by the Underwriting Agreement, the Prospectus and U.S. Offering Memorandum, to register the Firm Shares or Over-Allotment Shares under the U.S. Securities Act;

(g) Addax is a "foreign private issuer" (as such term is defined in the rules and regulations of the U.S. Securities Act) that reasonably believes that there is no Substantial U.S. Market Interest in any equity security of Addax;

(h) Addax is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the United States Investment Company Act;

(i) Addax is not required, and upon the issuance and sale of Firm Shares and Over-Allotment Shares as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an "investment company" under the Investment Company Act; and

(j) Neither Addax nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Addax to facilitate the sale or resale of the Firm Shares or the Over-Allotment Shares.

6. The Corporation covenants and agrees with the Underwriters that:

(a) if at any time prior to the end of the Distribution Period, any event occurs as a result of which the Disclosure Package, the Final Prospectus or the Final International Offering Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement any or all of the Disclosure Package, the Prospectus or the Final International Offering Memorandum to comply with applicable law, Addax will promptly notify the Underwriters of the same and will promptly prepare and provide to the Underwriters a proposed amendment or supplement which will correct such statement or omission or effect such compliance and will not effect such amendment or supplement without the consent of the Joint Bookrunners. Neither the consent of the Joint Bookrunners, nor Addax's delivery of any such amendment or supplement, shall constitute a waiver of any of the conditions set forth in Sections 8 and 9 of the Underwriting Agreement;

(b) neither Addax, nor any of its affiliates will solicit any offer to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Firm Shares or the Over-Allotment Shares in a manner that would require the Firm Shares or the Over-Allotment Shares to be registered under the U.S. Securities Act;

(c) neither Addax, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their

respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) in connection with any offer or sale of the Firm Shares or Over-Allotment Shares in the United States;

(d) during the period of two years after the Over-Allotment Closing date (or, if the Over-Allotment Option is not exercised, the Closing Date), not to, and not to permit any of its affiliates to, resell (other than outside the United States in accordance with Regulation S) any of the Firm Shares or Over-Allotment Shares which constitute "restricted securities" under Rule 144A that have been reacquired by any of them;

(e) so long as any of the Firm Shares or Over-Allotment Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, Addax will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act and it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) or such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (and this covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities);

(f) neither Addax, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Firm Shares or Over-Allotment Shares, and Addax, its affiliates, and any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will comply with the requirements of Rule 903 of Regulation S;

(g) for so long as the Firm Shares and Over-Allotment Shares are outstanding, Addax will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act; and

(h) not to (and to cause it subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Addax to facilitate the sale or resale of the Firm Shares or the Over-Allotment Shares.

7. AOG hereby represents, warrants, covenants and agrees with the Underwriters that:

(a) The Preliminary Prospectus and the Preliminary International Offering Memorandum, at the date thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Disclosure Package, at the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At the Execution Time and on the Closing Date, the Disclosure Package, the Prospectus and the Final International Offering Memorandum did not and will not (and any amendment or supplement thereto, at the date thereof and at the Closing Date will not) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that the Company makes no representation or warranty as to the information contained in or omitted from the Disclosure Package, the Prospectus or the Final International Offering Memorandum, or any amendment or supplement thereto, in reliance on and in conformity with information furnished in writing to the Company by or on behalf of Underwriters specifically for use therein.

(b) AOG has not, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, or will solicit any offer to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Firm Shares or the Over-Allotment Shares in a manner that would require the Firm Shares or the Over-Allotment Shares to be registered under the U.S. Securities Act;

(c) AOG has not engaged nor will engage in any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) or otherwise made or make a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Firm Shares or Over-Allotment Shares in the United States;

(d) AOG has not engaged nor will engage in any Directed Selling Efforts with respect to the Firm Shares or Over-Allotment Shares, and AOG has complied and will comply with the requirements of Rule 903 of Regulation S;

(e) AOG has not taken nor will take, directly or indirectly, any action which was designed or is designed to or which has constituted or constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Addax to facilitate the sale or resale of the Firm Shares or the Over-Allotment Shares;

8. The Corporation and the Underwriters agree that any Firm Shares or Over-allotment Shares issued to purchasers in the United States pursuant to this Schedule A will be represented by a single global certificate (the "U.S. Global Certificate"), which will be

initially registered in the name of The Canadian Depository for Securities Limited ("CDS"), and on the records of CDS, under a book entry account for RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. ("the Joint Bookrunners"), acting on behalf of each purchaser of the Firm Shares or Over-Allotment Shares in the United States.

9. Each of the Joint Bookrunners covenants and agrees with Addax that:

   (a) it will not offer, sell or otherwise transfer any of the Firm Shares or Over-Allotment Shares represented by the U.S. Global Certificate except in compliance with the restrictions on transfer set forth in the U.S. Placement Memorandum; and

   (b) it will not record on its records any transfer by any holder of Firm Shares or Over-Allotment Shares represented by the U.S. Global Certificate unless it reasonably believes that the transfer is made in compliance with the restrictions on transfer set forth in the U.S. Placement Memorandum.

Schedule B to an underwriting agreement dated February 8, 2006 (the "**Underwriting Agreement**")

February <*>, 2006
File No.: 222329.4

RBC Dominion Securities Inc.
Suite 1100
888 - 3rd Street S.W
Calgary, AB T2P 5C5

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 - 2nd Street S.W.
Calgary, AB T2P 2N7

TD Securities Inc.
Suite 800, Home Oil Tower
324 - 8th Avenue S.W.
Calgary, AB T2P 2Z2

Canaccord Capital Corporation
Suite 2200, TransCanada Tower
450 - 1st Street S.W.
Calgary, AB T2P 5P8

Peters & Co. Limited
Suite 3900, Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Merrill Lynch Canada Inc.
Suite 1650, Bow Valley Square 4
250 - 6th Avenue S.W.
Calgary, AB T2P 3H7

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7

National Bank Financial Inc.
Suite 2802, TransCanada Tower
450 - 1st Street S.W.
Calgary, AB T2P 5H1

FirstEnergy Capital Corp.
Suite 1100
311 - 6th Avenue S.W.
Calgary, AB T2P 3H2

Fraser Milner Casgrain LLP
Suite 3000, Fifth Avenue Place
237 - 4th Avenue S.W.
Calgary, AB T2P 4X7

Dear Sirs/Mesdames:

Re: Addax Petroleum Corporation – Initial Public Offering of 21,000,000 Common Shares at a Price of $<*> per Common Share

We have acted as counsel to Addax Petroleum Corporation (the "**Corporation**") in connection with the issue and sale today by the Corporation of 21,000,000 common shares of the Corporation (the "**Initial Shares**") and up to 2,100,000 common shares of the Corporation (the "**Additional Shares**" and together with the Initial Shares, the "**Shares**") issuable upon exercise of the Over-Allotment Option as defined in the supplemented PREP prospectus of the Corporation dated February 7, 2006 (the "**Supplemented Prospectus**"), all pursuant to the terms of an agreement (the "**Underwriting Agreement**") among the Corporation, Addax Petroleum N.V. ("**APNV**") and The Addax and Oryx Group Ltd. ("**AOG**") and RBC Dominion Securities

Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**") dated as of February 8, 2006 (the "**Offering**").

All capitalized terms not defined herein shall have the meaning ascribed thereto in the Underwriting Agreement.

We have examined:

(a) an executed copy of the Underwriting Agreement;

(b) the preliminary base PREP prospectus (the "**Preliminary Prospectus**") of the Corporation dated December 6, 2005 filed under National Policy 43-201 ("**NP 43-201**") and Multilateral Instrument 11-101 ("**MI 11-101**");

(c) the preliminary Mutual Reliance Review System ("**MRRS**") decision document dated December 7, 2005 issued by the Alberta Securities Commission (the "**ASC**"), as principal regulator, evidencing that preliminary receipts of the securities regulatory authorities (the "**Securities Commissions**") of each of the provinces of Canada (the "**Qualifying Provinces**") have been issued for the Preliminary Prospectus;

(d) the amended and restated preliminary base PREP prospectus (the "**Amended and Restated Prospectus**") of the Corporation dated December 15, 2005 filed under NP 43-201 and MI 11-101;

(e) the MRRS decision document dated December 16, 2005 issued by the ASC, as principal regulator, evidencing that receipts of the Securities Commissions of each of the Qualifying Provinces have been issued for the Amended and Restated Prospectus;

(f) amendment no. 1 ("**Amendment No. 1**") dated January 5, 2006 to the Amended and Restated Prospectus of the Corporation filed under NP 43-201 and MI 11-101;

(g) the MRRS decision document dated January 5, 2006 issued by the ASC, as principal regulator, evidencing that receipts of the Securities Commissions of each of the Qualifying Provinces have been issued for Amendment No. 1;

(h) the second amended and restated preliminary base PREP prospectus (the "**Second Amended and Restated Prospectus**") of the Corporation dated January 16, 2006 filed under NP 43-201 and MI 11-101;

(i) the MRRS decision document dated January 16, 2006 issued by the ASC, as principal regulator, evidencing that receipts of the Securities Commissions of each of the Qualifying Provinces have been issued for the Second Amended and Restated Prospectus;

(j) the final base PREP prospectus (the "**Final Prospectus**") of the Corporation dated February 7, 2006 filed under NP 43-201 and MI 11-101;

(k) the MRRS decision document dated February [8], 2006 issued by the ASC, as principal regulator, evidencing that receipts of the Securities Commissions of each of the Qualifying Provinces have been issued for the Final Prospectus;

(l) the Supplemented Prospectus filed under NP 43-201 and MI 11-101;

(m) opinions (the "**Local Opinions**"), dated as of the date hereof, of:

   (i) MacPherson Leslie & Tyerman LLP of Regina, Saskatchewan insofar as such opinions relate to the laws of Saskatchewan;

   (ii) Aikins, MacAulay & Thorvaldson LLP of Winnipeg, Manitoba insofar as such opinions relate to the laws of Manitoba; and

   (iii) Stewart McKelvey Stirling Scales of Halifax, Nova Scotia insofar as such opinions relate to the laws of Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador;

(n) certificate of [Note to Draft: Confirm];

(o) a letter from the Toronto Stock Exchange (the "**TSX**") dated February 6, 2006 (the "**TSX Letter**"), relating to the conditional listing of the common shares of the Corporation on the TSX;

(p) a letter dated the date hereof from Computershare Investor Services Inc. (the "**Registrar and Transfer Agent**") relating to the issued and outstanding common shares of the Corporation;

(q) a certificate of compliance dated February «●», 2006 issued pursuant to the *Canada Business Corporations Act* (the "**APC Certificate of Compliance**") and a certificate of Extra-Provincial Registration dated «●», 2006 issued pursuant to the *Business Corporations Act* (Alberta) (the "**APC Extra-Provincial Certificate**"), each in respect of the Corporation (the APC Certificate of Compliance and the APC Provincial Certificate are hereinafter collectively referred to as the "**APC Certificates**"); and

(r) the share transfer agreement (the "**Share Transfer Agreement**") among the Corporation, APNV and AOG dated February [7], 2006 and the non-competition agreement between the Corporation and AOG dated February [7] (the "**Non-Competition Agreement**") and the other Relevant Agreements.

We have examined originals, photostatic, certified or facsimile copies of such corporate records, contracts and instruments of the Corporation or other corporations, of such commissions, boards and governmental bodies and authorities, of such certificates of officers or representatives of the Corporation or other corporations and of such other records, contracts and instruments as we

deem necessary and we have made such investigations and searches and considered such questions of law as we believe necessary and relevant to enable us to give the opinions set forth herein.

We are qualified to practice law in the Provinces of Alberta, British Columbia, Ontario and Quebec. Our opinions herein are restricted to the laws of the Province of Alberta and the federal laws of Canada applicable therein except for paragraph 12 which is restricted to the laws of the Qualifying Provinces and the federal laws of Canada applicable therein. In paragraph 12 relating to matters governed by the laws of jurisdictions other than the Provinces of Alberta, British Columbia, Ontario and Quebec, we have relied solely upon the Local Opinions, copies of which have been delivered to you today. The assumptions, conditions, qualifications and limitations contained in each of the Local Opinions are hereby incorporated herein and form part of this opinion. Except to the extent that this opinion is rendered in reliance on such Local Opinions of counsel in other jurisdictions, we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Provinces of Alberta, British Columbia, Ontario and Quebec or the federal laws of Canada applicable therein as of the date hereof and we assume no obligation to update these opinions to take into account any changes in such laws or facts after the date hereof.

For the purposes of our opinion:

(a) in paragraph 1, as to the status of the Corporation, we have relied solely and without independent investigation upon the APC Certificates;

(b) in paragraph 2, as to the number of common shares of the Corporation issued and outstanding, we have relied solely and without independent investigation upon a letter dated the date hereof from the Registrar and Transfer Agent indicating the number of common shares of the Corporation that are issued and outstanding; and

(c) in paragraph 11, we have relied solely and without independent investigation upon the TSX Letter.

As to the various questions of fact relevant to this opinion, information with respect to which is in the possession of the Corporation or other corporations, we have also relied upon representations in certificates of or by an officer or officers of the Corporation or such other corporations, as the case may be, copies of which have been provided to you today.

We have also assumed:

(a) the genuineness of all signatures, the legal capacity at all relevant times of all natural persons signing any document, the authenticity and completeness of all documents submitted to us as originals, the conformity to authentic originals of all documents submitted to us as certified, notarized, or true copies, or as reproductions (including commercial reproductions, documents received by facsimile machine or obtained from the System for Electronic Document Analysis and Retrieval of the Securities Commissions);

(b) all facts set forth in official public records and certificates and other documents supplied by public officials or otherwise conveyed to us are complete and accurate;

(c) for the purpose of the opinion expressed in paragraph 5, the Underwriting Agreement has been duly executed and delivered by an officer of each of the Underwriters, duly authorized on their behalf, and the Underwriting Agreement is valid and legally binding upon, and enforceable against, the Underwriters;

(d) APNV and AOG are corporations existing in Netherland-Antilles and the British Virgin Islands, respectively, and have taken all necessary corporate action to authorize, execute and deliver the Underwriting Agreement;

(e) for the purposes of the opinion expressed in paragraph 16, the Relevant Documents have been duly authorized, executed and delivered by each of the parties thereto, other than the Corporation, and the Relevant Agreements constitute a legal, valid and binding obligation upon, and enforceable against, each of the parties thereto, other than the Corporation;

(f) the Corporation is not a "related issuer" or a "connected issuer", each as defined under National Instrument 33-105, of any registrant involved in a trade of the Shares, except as disclosed in the Supplemented Prospectus;

(g) each Underwriter, in discharging its duties pursuant to the Underwriting Agreement, is duly registered under applicable securities laws and each member of the selling group, if any, is duly registered under applicable securities laws, and each has complied with the relevant provisions of applicable securities laws;

(h) (i) the Supplemented Prospectus provides full, true and plain disclosure of all material facts relating to the Shares for the purposes of securities laws of the Qualifying Provinces, (ii) no material adverse change within the meaning of securities laws of the Qualifying Provinces occurred between the date of the Preliminary Prospectus and the date of the Supplemented Prospectus, and (iii) no material change within the meaning of securities laws of the Qualifying Provinces has occurred since the date of the Supplemented Prospectus; and

(i) at all relevant times no order, ruling or decision has been, or will be, issued or granted by a court or other regulatory or administrative authority that has the effect of prohibiting or restricting any distribution or trade of the common shares of the Corporation.

Based upon the foregoing, as of the date hereof, we are of the opinion that:

1. The Corporation is a corporation existing under the *Canada Business Corporations Act* and extra-provincially registered under the *Business Corporation Act* (Alberta) and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under the Underwriting Agreement and the Relevant Agreements;

2. The authorized capital of the Corporation consists of an unlimited number of common shares, of which [140,100,100] common shares of the Corporation are issued and outstanding;

3. The Corporation has all necessary corporate power, authority and capacity: (i) to execute and deliver the Underwriting Agreement and the Relevant Agreements and perform its obligations thereunder; (ii) to create, issue and sell the Initial Shares; (iii) to issue the Over-Allotment Option; and (vi) to issue the Additional Shares upon the exercise of the Over-Allotment Option;

4. The Preliminary Prospectus, the Amended and Restated Prospectus, Amendment No. 1, the Second Amended and Restated Prospectus, the Final Prospectus and the Supplemented Prospectus have been duly authorized and approved for filing with the Securities Commissions in each of the Qualifying Provinces by all necessary corporate action on the part of the Corporation and have been duly executed by or on behalf of the Corporation;

5. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement, and the performance of its obligations thereunder and the Underwriting Agreement has been executed and delivered by the Corporation;

6. The Underwriting Agreement constitutes a legal, valid and binding obligation of each of the Corporation, [AOG and APNV,] enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in the Underwriting Agreement may be limited by applicable law and that enforceability is subject to the provisions of the *Limitations Act* (Alberta);

7. The execution and delivery of the Underwriting Agreement, the fulfilment of the terms thereof by each of the Corporation and the issuance, sale and delivery of the Initial Shares issued, delivered and sold by the Corporation in connection with the Offering, and the issuance of the Additional Shares to be issued, delivered and sold by the Corporation upon exercise of the Over-Allotment Option, do not:

   (a) violate or conflict with any provision of the articles or bylaws of the Corporation, or any Canadian federal or Alberta provincial statute, rule or regulation or, to our knowledge, any judgment, decree or order of any court or any public, governmental or regulatory agency or body having jurisdiction in the Province of Alberta over the Corporation or the securities of the Corporation; or

   (b) [to our knowledge, conflict with or result in a breach of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) or require consent under, any agreement, indenture, document or instrument to which the Corporation, [AOG or APNV,] is

a party or by which its properties or assets may be bound which might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Corporation;]

8. The Initial Shares have been duly authorized and validly issued as fully paid and non-assessable common shares in the capital of the Corporation;

9. The Additional Shares issuable upon the exercise of the Over-Allotment Option have been validly reserved for issuance by the Corporation and, upon the payment of the purchase price for the Additional Shares and the issuance thereof, will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation;

10. The authorized capital of the Corporation and the rights, privileges and conditions attaching to the Shares conform in all material respects to the description under the heading "Description of Share Capital" in the Supplemented Prospectus;

11. The form and terms of the definitive certificate representing the Shares have been approved by the directors of the Corporation and comply in all material respects with the *Canada Business Corporations Act* and the rules and by-laws of the TSX;

12. The Shares (including the Additional Shares when issued) have been approved for listing on the TSX, subject to the filing of the required documents and payment of the required fees as set forth in the TSX Letter within the time stipulated by the TSX;

13. The Corporation is a "reporting issuer" in each of the Qualifying Provinces where such a concept exists and is not included on a list of defaulting issuers maintained by such Securities Commissions;

14. We are not aware of any order, ruling or determination having the effect of causing or suspending the trading of any securities of the Corporation having been issued or made by a Securities Commission or the TSX;

15. All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the securities laws of each of the Qualifying Provinces to qualify the distribution or the distribution to the public of the Initial Shares, the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option, in each of the Qualifying Provinces through persons who are duly and properly registered in the appropriate category under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

16. Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Shares at its principal office in Calgary [and Toronto];

17. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Relevant Agreements, and the performance of its obligations thereunder, and the Relevant Agreements have been executed and delivered by the Corporation;

18. [The Non-Competition Agreement and the Share Transfer Agreement constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforceability is subject to the provisions of the *Limitations Act* (Alberta) [additional qualifications re Non-Competition Agreement to be included]];

19. [The execution and delivery of the Relevant Agreements and the fulfilment of the terms thereof by the Corporation do not:

    (a) violate or conflict with any provision of the articles or bylaws of the Corporation or any Canadian federal or Alberta provincial statute, rule or regulation or, to our knowledge, any judgment, decree or order of any court or any public, governmental or regulatory agency or body having jurisdiction in the Province of Alberta over the Corporation or the securities of the Corporation; or

    (b) to our knowledge, conflict with or result in a breach of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) or require consent under, any agreement, indenture, document or instrument to which the Corporation is a party or by which its properties or assets may be bound which might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Corporation;]

20. The Shares, if as and when listed on the TSX will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada) and the regulations thereunder.

This opinion is being furnished for the sole benefit of the addressees hereof, and only in connection with the transaction described above, and may not be used or relied upon by any other person or for any other purpose, nor quoted from or referred to in any other document without our prior written consent provided that Fraser Milner Casgrain LLP may rely on our opinion for the purposes of rendering its opinion to the Underwriters.

Yours truly,

[NTD: items in square brackets under discussion]

Schedule C to an underwriting agreement dated February 8, 2006 (the "**Underwriting Agreement**")

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Merrill Lynch Canada Inc.
Bow Valley Square 4
Suite 1650, 250 - 6th Avenue S.W.
Calgary, AB T2P 3H7

Scotia Capital Inc.
Suite 2000, 700 - 2nd Street S.W.
Calgary, AB T2P 2N7

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7

TD Securities Inc.
800 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, AB T2P 2Z2

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, AB T2P 5H1

Canaccord Capital Corporation
Suite 2200, 450 - 1st Street S.W.
Calgary, AB T2P 5P8

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue S.W.
Calgary, AB T2P 3H2

Peters & Co. Limited
3900 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

FORM: 11 NOTICE OF PRIVATE PLACEMENT

(EFFECTIVE JANUARY 1, 2005.)

WHEN TO FILE: Every issuer shall immediately file a Notice of Private Placement with TSX once the issuer has determined the terms of any private placement for securities which are listed on TSX or are convertible into, or exchangeable for, securities listed on TSX.

HOW: Via TSX SecureFile or via email to listedissuers@tsx.com or via fax for issuers reporting to:
Toronto TSX Office: 416-947-4547
Montreal TSX Office: 514-788-2421
Calgary Office: 403-237-0450
Vancouver Office: 604-844-7502

QUESTIONS: Email to listedissuers@tsx.com or contact the Manager who is responsible for the Issuer or call, for issuers reporting to:
Toronto TSX Office: 416-947-4523
Montreal TSX Office: 514-788-2451
Calgary Office: 403-237-2800
Vancouver Office: 604-643-6599

NOTE:

Expedited Filing:
For issuers submitting an Expedited Filing in accordance with section 607(c) of the TSX Company Manual, the notice will be accepted by TSX generally within three (3) business days.

Regular Filing:
For issuers submitting a Regular Filing in accordance with section 607(d) of the TSX Company Manual, TSX will advise the issuer in writing generally within seven (7) business days of receipt of the notice, of TSX's decision to accept or not accept the notice, indicating any conditions to acceptance or reasons for non-acceptance. Further information or documentation may be requested before TSX decides to accept or not accept notice of a transaction. In reviewing the transaction described in the notice, TSX will consider the applicable provisions of the TSX Company Manual.

FORM: 11	Company Name: ADDAX PETROLEUM CORPORATION	Stock Symbol: AXC

EXPEDITED FILING (as provided for in Section 607(c)): ☐

REGULAR FILING: ☒

1. **Date of notice:** June 30, 2006

2. **Number of currently issued and outstanding securities of each class of securities of the issuer, excluding non-voting preferred securities:**

   140,100,100 Common Shares

3. **Description of securities to be placed:**

   a) class: Common Shares

   b) number: 12,425 Common Shares = $324,944.39 (U.S.) [converted into Canadian $ (using the noon-buying rate quoted by the Bank of Canada on June 30, 2006 of 1.1150) = $362,313.00] ÷ $29.16 (the "VWAP" price).

   c) subscription price: $29.16 (one-day VWAP price) per Common Share for a total of $362,313.00 CDN. Per Kerry Krochak's email dated June 15, 2006, we used a one-day VWAP before issuance to price.

   d) market price and if applicable, date from binding agreement used to calculate market price (as defined in Section 601) [Please attach one copy of binding agreement]:

      See 3(c) above.

   e) discount percentage to market price, if any: See 3(c) above.

   f) voting rights: Yes. Holders of Common Shares are entitled to exercise one vote per share at every meeting of shareholders.

   g) if the securities are not of a listed class, summarize the provisions:

      N/A

   h) if convertible into another class of securities, the maximum number of securities issuable upon conversion:

      N/A

   i) description of any attached warrants (or options), including: N/A

      (i) number:

      (ii) exercise price:

      (ii) term to expiry:

      (iv) other significant terms:

   j) if the issuer is providing any financial assistance to any placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:

      N/A

   k) tax credits attached to the securities, if any:

      N/A

4. **Are there any issuances to insiders under the private placement?** Yes

(For this purpose, "insider" has the same meaning as found in the *Securities Act* (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders, their associates and affiliated companies.)

5. **If the answer to question 4 is yes:**

   a) total percentage of placement being issued to insiders: 100%

   b) for each insider placee, state: SEE ATTACHED SCHEDULE "A" FOR DETAILS

      (i) the placee's name:

      (ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

      (iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

      (iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

6. **Has the Issuer completed any other private placements within the past six months where securities were issued or made issuable to insiders (include private placements that have been conditionally approved and/or currently contemplated)?**

As described in the Corporation's prospectus dated February 8, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V. from Addax Mining Holdings BV in exchange for 117,000,000 Common Shares of the Corporation and CDN $55,575,000.

7. **If the answer to 6 is yes, state:**

   a) (i) dates on which each private placement closed: February 16, 2006

      (ii) number and class of listed securities issued or issuable under each placement: 117,000,000

      Common Shares to Addax Mining Holdings BV

      (iii) number and class of securities issued or issuable to insiders under each private placement:

      See 7(a)(ii).

b) whether securityholders approved any of the private placements (including a blanket advanced approval) and, if so, identify which private placements were so approved:

No; securityholder approval was not required.

8. Will the issuer obtain securityholder approval for this private placement? If the issuer is relying on an exemption from securityholder approval, please provide details.

Further to our recent discussions and, in particular, the email from Kerry Krochak dated June 15, 2006, we understand that security holder approval is not required for this issuance of Common Shares to Directors. However, the Corporation acknowledges and agrees that it will seek shareholder approval with respect to any subsequent issuances from treasury to the Directors (that goes beyond the allowance provided for in Ms. Krochak's email of June 15, 2006).

9. What will be the use of proceeds?

Common Shares are being issued from treasury to the Directors in lieu of cash compensation otherwise payable by the Corporation to the Directors. Accordingly, these share issuances will reduce the Corporation's obligation to pay cash to its Directors.

10. Could the placement potentially result in a material affect in control?

No.

11. Any significant information regarding the proposed private placement not disclosed above:

No.

12. Is this private placement related to any other private placement completed in the last six months?

No.

13. Was the subscription price (or formula within a binding agreement) determined at a time when material undisclosed information existed?

No.

SCHEDULE "A"

Placee's Name	Current Holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage	The number of securities to be purchased by the insider under the private placement in terms of number and percentage	Holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage
Peter Dey	27,100 / 0.019%	3,632 / 29.231%	30,732 / 0.022%
Brian Anderson	11,900 / 0.008%	764 / 6.149%	12,664 / 0.009%
James Davie	43,000 / 0.031%	1,147 / 9.231%	44,147 / 0.032%
Stephen Paul de Heinrich	37,050 / 0.026%	2,294 / 18.463%	39,344 / 0.028%
Gerry Macey	22,400 / 0.016%	2,294 / 18.463%	24,694 / 0.018%
Afolabi Oladele	1,500 / 0.001%	1,147 / 9.231%	2,647 / 0.002%
Wesley Twiss	11,000 / 0.008%	1,147 / 9.231%	12,147 / 0.009%

TSX

TORONTO STOCK EXCHANGE COMPANY MANUAL

RECEIVED

2007 JAN 18 A 10:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXPEDITED FILING (as provided for in Section 607(c)): ☐

REGULAR FILING: ☒

FORM: 11 | Company Name: ADDAX PETROLEUM CORPORATION Stock Symbol: AXC

1. **Date of notice:** December 29, 2006.

2. **Number of currently issued and outstanding securities of each class of securities of the issuer, excluding non-voting preferred securities:**

   155,065,556 Common Shares.

3. **Description of securities to be placed:**

   a) class: Common Shares.

   b) number: 11,974 Common Shares = $334,912.78 (U.S.). ($27.97 (U.S.) per Common Share / CDN $32.60 per Common Share. [With respect to the foregoing, we used the December 29, 2006 Bank of Canada noon exchange rate of 1.1653 [0.8581]]).

   c) subscription price: CDN $32.60 (December 29, 2006 one-day VWAP) per Common Share for a total of CDN $390,352.40.

   d) market price and if applicable, date from binding agreement used to calculate market price (as defined in Part I) [Please attach one copy of binding agreement]:

      We used the December 29, 2006 one-day VWAP before issuance to price the securities (which we calculated as: CDN $32.60).

   e) discount percentage to market price, if any: See 3(c) and 3(d) above.

   f) voting rights: Holders of Common Shares are entitled to exercise one vote per share at every meeting of shareholders.

   g) if the securities are not of a listed class, summarize the provisions:

      N/A

   h) if convertible into another class of securities, the maximum number of securities issuable upon conversion:

      N/A

   i) description of any attached warrants (or options), including:

      (i) number: N/A

      (ii) exercise price: N/A

      (ii) term to expiry: N/A

      (iv) other significant terms: N/A

   j) if the issuer is providing any financial assistance to any placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:

      N/A

k) tax credits attached to the securities, if any:

N/A

4. Are there any issuances to insiders under the private placement? Yes.

(For this purpose, "insider" has the same meaning as found in the *Securities Act* (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders, their associates and affiliated companies.)

5. If the answer to question 4 is yes:

a) total percentage of placement being issued to insiders: 100%

b) for each insider placee, state: SEE ATTACHED SCHEDULE "A" FOR DETAILS

(i) the placee's name:

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

6. Has the issuer completed any other private placements within the past six months where securities were issued or made issuable to insiders (include private placements that have been conditionally approved and/or currently contemplated)?

Yes. 12,425 Common Shares of Addax Petroleum Corporation (the "**Corporation**") were issued to certain directors of the Corporation on August 1, 2006 (as more particularly described in the Form 11 of the Corporation dated June 30, 2006, a copy of which was provided to Ms. Anne Child on July 5, 2006 via email).

7. **If the answer to 6 is yes, state:**

a) (i) dates on which each private placement closed: August 1, 2006

(ii) number and class of listed securities issued or issuable under each placement:

12,425 Common Shares

(iii) number and class of securities issued or issuable to insiders under each private placement:

See 7(a)(ii).

b) whether securityholders approved any of the private placements (including a blanket advanced approval) and, if so, identify which private placements were so approved:

No, securityholder approval was not required.

8. **Will the issuer obtain securityholder approval for this private placement? If the issuer is relying on an exemption from securityholder approval, please provide details.**

We understand that securityholder approval is not required for this issuance of Common Shares to Directors.

9. **What will be the use of proceeds?**

Common Shares are being issued from treasury to the Directors in lieu of cash compensation otherwise payable by the Corporation to the Directors. Accordingly, these share issuances will reduce the Corporation's obligation to pay cash to its Directors.

10. **Could the placement potentially result in a material affect in control?**

No.

11. **Any significant information regarding the proposed private placement not disclosed above:**

No.

12. Is this private placement related to any other private placement completed in the last six months?

Yes. See 6 and 7 above.

13. Was the subscription price (or formula within a binding agreement) determined at a time when material undisclosed information existed?

No.

SCHEDULE "A"

Placee's Name	Current Holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage	The number of securities to be purchased by the insider under the private placement in terms of number and percentage	Holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage
Peter Dey	30,732 / 0.020%	4,110 / 34.324%	34,842 / 0.022%
Brian Anderson	12,664 / 0.008%	715 / 5.971%	13,379 / 0.009%
James Davie	59,147 / 0.038%	1,072 / 8.953%	60,219 / 0.039%
Stephen Paul de Heinrich	290,544 / 0.187%	2,145 / 17.914%	292,689 / 0.189%
Gerry Macey	24,694 / 0.016%	2,145 / 17.914%	26,839 / 0.017%
Afolabi Oladele	2,647 / 0.002%	1,072 / 8.953%	3,719 / 0.002%
Wesley Twiss	16,147 / 0.010%	715 / 5.971%	16,862 / 0.011%

RECEIVED
2007 JUN 18 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADDAX PETROLEUM CORPORATION

THE ADDAX PETROLEUM CORPORATION LONG TERM EQUITY INCENTIVE PLAN 2006

Final Draft

prepared by

MM&K Limited

1 Bengal Court
Birchin Lane
London
EC3V 9DD

Tel: +44 (0)20 7283 7200
Fax:+44 (0)20 7283 4119
Web site: www.mm-k.com

17 *May 2006*

Authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

ADDAX PETROLEUM CORPORATION
LONG TERM EQUITY INCENTIVE PLAN 2006

1. Definitions

"Award"	means an award of Shares made to a Participant in respect of performance for a Financial Year
"Award Date"	means the date on which an Award is made
"Capital Reorganisation"	means any variation, adjustment or alteration of the share capital or reserves of the Company (including, without limitation, by way of capitalisation issue from treasury, rights offering, sub-division, consolidation or reduction)
"the Committee"	means the Corporate Governance, Nominating and Compensation Committee established by the board of directors of the Company
"Change of Control"	shall be deemed to have occurred if any person other than The Addax & Oryx Group Ltd. or any related party (or a group of persons acting in concert): (A) obtains control of the Company as a result of making a general offer to acquire shares in the Corporation; or (B) having obtained control of the Company makes such an offer and such offer becomes unconditional in all respects; or (C) obtains control of the Company as a result of any other recognised arrangements; or (D) the Company passes a resolution for a voluntary winding up of the Company or an order is made for the compulsory winding up of the Company and Control means in relation to the Company, the ability of a person, or persons acting in concert, to cast more than 50 per cent of the votes which the holders of Shares may cast at a general meeting of the members of the Company
"Company"	means Addax Petroleum Corporation

"Corporate Goals"	means those measures of Group or Group company performance as are determined by the Committee in accordance with rule 3
"Eligible Executive"	means directors, officers, employees of, and other service providers to the Corporation who have been invited by the Committee to participate in this Plan
"Financial Year"	means the accounting reference period of the Company
"Group"	means the Company and all companies which the Company directly or indirectly Controls and the expression Group company shall be construed accordingly
"Insider"	shall have the meaning ascribed to that term in the Alberta Securities' Act
"Participant"	means an Eligible Executive who has accepted an invitation to participate in this Plan
"Personal Goals"	means in relation to each Participant, those measures of the individual's performance as are determined by the Committee in accordance with rule 3
"this Plan"	means the plan known as The Addax Petroleum Corporation Long Term Equity Incentive Plan 2006, as amended from time to time
"Share"	means a common share in the share capital of the Company

2. Participation

2.1 This Plan will operate for the Financial Year which started on 1 January 2006 and will operate in respect of subsequent Financial Years at the discretion of the Committee.

2.2 Subject to rule 2.1, the Chief Executive Officer shall nominate Eligible Executives and the Committee, in its sole discretion, may invite such nominated Eligible Executives to participate in this Plan for the relevant Financial Year. The invitation shall be in such form as the Committee shall from time to time determine and shall specify in respect of each Eligible Executive:

2.2.1 the performance conditions determined in accordance with rule 3, to which the making of an Award is subject,

2.2.2 the standards of performance to be achieved in relation to each performance condition and

2.2.3 the date by which the invitation must be accepted.

2.3 No payment shall be required from an Eligible Executive to participate in this Plan.

2.4 Unless expressly so provided in his contract of employment, an Eligible Executive has no right to participate in this Plan pursuant to any such contract and this Plan shall not form part of nor affect any contract of employment between the Eligible Executive and any Group company.

2.5 By accepting an invitation to participate in this Plan, each Participant accepts and agrees that:

2.5.1 the Participant has no rights to receive any Shares in respect of an Award until the relevant proportion of such Award vests and the Shares are transferred unconditionally to the Participant under this Plan,

2.5.2 the Company, as permitted by applicable laws and regulations, may make such arrangements as it thinks fit for the collection, payment and reporting of any taxes, levies, witholdings and social security liabilities arising in respect of an Award made to the Participant, including but not limited to, arrangements providing for the sale of vested Shares, prior to their transfer to the Participant and retention of the net sales proceeds by the Company to enable the Company or any Group company to account to the relevant authorities for the Participant's tax and social security liabilities and

2.5.3 the Company may hold and process personal data provided by the Participant for all purposes relating to the operation of this Plan. These include, but are not limited to:

2.5.3.1 administering and maintaining Participant records,

2.5.3.2 providing information to registrars, brokers, or other third party administrators of this Plan and the processing of such information by those parties and

2.5.3.3 providing information to future purchasers of the Company or any Group company in which the Participant works.

2.6 If a Participant ceases to be employed by a Group company, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under this Plan whether by way of damages for breach of contract or

otherwise. The benefit to a Participant of his participation in this Plan shall not form part of his compensation for pension purposes.

3. Performance Conditions

3.1 As soon as practicable after the date on which this Plan is adopted by the Company, in respect of any Awards to be made in 2006 and 2007 and as soon as practicable prior to (and, in any event, not later than 90 days after) the start of the relevant Financial Year, in respect of any Awards to be made in 2008 and subsequently, the Chief Executive Officer will specify and the Committee may, in its absolute discretion, endorse the overall performance conditions for that Financial Year, which conditions shall (unless the Committee determines otherwise) be classified into:

3.1.1 Corporate Goals being a combination of (i) the Company's performance relative to the Company's Peer Group, and (ii) the Company's performance related directly to the Company's Key Performance Indicators and

3.1.2 Personal Goals expressed as Individual Performance Factors.

3.2 For all Participants, the Corporate Goals for a Financial Year shall be determined by the Chief Executive Officer and endorsed by the Committee.

3.3 In respect of a Participant who is an executive officer of the Company, the Chief Executive Officer will determine his Personal Goals after consultation with the Committee. The Chief Executive Officer's own Personal Goals will be determined by the Committee and notified to the Chief Executive.

3.4 In respect of a Participant who is not an executive officer of the Company, the Chief Executive Officer will determine his Personal Goals.

3.5 As far as is practicable, Personal Goals will be capable of objective assessment but in the event that subjective assessment is required, the Chief Executive Officer and the Committee shall act reasonably.

3.6 Unless the Committee determines otherwise, Corporate Goals and Personal Goals shall carry equal weighting for the purposes of calculating the number of Shares (if any) subject to an Award.

3.7 The Committee shall have the discretion to change or modify the performance conditions for a Financial Year in the event that exceptional circumstances arise, provided that any changed or modified performance conditions are, in the opinion of the Committee, no less demanding than the performance conditions which they replace.

4. Share Awards

4.1 As soon as practicable after the end of the relevant Financial Year, the Chief Executive Officer shall assess performance in relation to each of the performance conditions for that Financial Year and shall notify the Committee of the Chief Executive Officer's assessment as to how the Company has performed against its Corporate Goals. The Committee will then endorse or modify as necessary the assessment. The Committee will also assess how the Chief Executive Officer has performed against his Personal Goals together with the resulting number of Shares which are to be awarded to him in respect of such performance. The Chief Executive Officer shall in consultation with the Committee and on the basis of the Company's performance against its Corporate Goals as endorsed by the Committee, but subject always to the determination of the Committee pursuant to rule 4.2, determine the number of Shares to be awarded to the other corporate officers and the total number of Shares to be awarded to other Participants.

4.2 The decision to make the Awards and the total number of Shares subject to the Awards shall be endorsed by the Committee. Ordinarily no Participant shall receive an Award the aggregate value of which exceeds 150 per cent of his base annual salary at the start of the relevant Financial Year. However, in return for exceptional standards of performance, the Committee may, in its absolute discretion, increase the aggregate value of the Awards to the executive officers of the Company.

4.3 For the purposes of calculating the number of Shares subject to an Award, the divisor shall be the average mid-market quotations for a Share as listed by the Toronto Stock Exchange for the five dealing days immediately preceding (but not including) the date of the award. Any fractions of a Share arising from the division shall be rounded down to the nearest whole Share.

4.4 No Award shall be made in relation to any performance condition if the level of performance achieved in relation to that condition falls below a minimum standard determined by the Committee and included in the invitation to participate in this Plan issued by the Committee in accordance with rule 2.

4.5 An Award shall be subject to the following vesting conditions:

4.5.1 up to one third of the aggregate number of Shares subject to the Award vests immediately on the Award Date,

4.5.2 up to two-thirds of the aggregate number of Shares subject to the Award, less the number of Shares vested under rule 4.5.1, vest on the first anniversary of the Award Date and

4.5.3 the balance (after taking into account the number of Shares vested under rules 4.5.1 and 4.5.2) of the aggregate number of Shares subject to the Award vests on the second anniversary of the Award Date.

4.6 Subject to rule 4.5, the Committee shall determine, in its absolute discretion, the proportion of an Award which shall vest on each of the vesting dates specified in rule 4.5 and shall inform the Participants accordingly in the Award notifications issued pursuant to rule 4.1.

4.7 In the event of a Capital Reorganisation, the number, nominal amount and class of securities to be awarded to Participants or subject to the unvested portions of Awards, may be adjusted in such manner as the Committee determines in its absolute discretion, to be appropriate.

4.8 Subject to the following provisions of this Plan, a Participant shall have no rights in respect of the Shares subject to the unvested portion of any Award, which may not be transferred, assigned, charged or otherwise pledged as security.

4.9 No Award shall be made in respect of a Financial Year starting later than 1 January 2010.

5. Effect of Termination of Employment

5.1

5.2 5.1 If a Participant's employment with a Group company terminates owing to his death the unvested portion of any Award shall vest immediately PROVIDED THAT if the Participant's employment terminates owing to his death before an Award is made to him in respect of a Financial Year, the Committee shall determine in its absolute discretion the number of Shares (if any) to be transferred to that Participant's estate having regard to the standards of performance reached in respect of each of the performance conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of termination of employment or, if earlier, the end of the Financial Year.

5.2 If a Participant's employment with a Group company is terminated otherwise than owing to the Participant's death, the Committee shall determine, in its absolute discretion on the recommendation of the Chief Executive Officer, the number of Shares (if any) subject to the unvested portion of any Award which shall vest and be transferred to the Participant, together with the timing of any such transfer PROVIDED THAT if the Participant's employment terminates, , before an Award is made to him in respect of a Financial Year, the Committee shall determine in its absolute discretion on the recommendation of the Chief Executive Officer the number of Shares (if any) to be transferred to that Participant having regard to the standards of performance reached in respect of each of the performance

conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of termination of employment or, if earlier, the end of the Financial Year.

6. Effect of a Change of Control of the Company

6.1 In the event of a Change of Control of the Company before an Award Date, the Committee shall determine, in its absolute discretion, the number of Shares (if any) to be transferred to each Participant having regard to the standards of performance reached in respect of each of the performance conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of the change in Control.

6.2 In the event of a Change of Control of the Company on or after an Award Date any unvested portion of the relevant Award shall vest in full.

Shares

7.1 Unless the board of directors of the Company resolves otherwise, Shares transferred to Participants will be issued from treasury.

7.2 The maximum number of Shares which may be issued under this Plan shall not exceed 7,500,005 Shares, representing five per cent of the issued ordinary share capital of the Company as at the date this Plan is adopted by the Company in general meeting. The maximum number of Shares which may be issued under this Plan and any other share compensation plans of the Company to Insiders shall not exceed 5,250,003 Shares (representing approximately 70 per cent of the 7,500,005 Shares which may be issued under this Plan in aggregate).

7.3 The aggregate number of Shares which may be transferred to any Participant under this Plan shall not exceed 2,311,652 Shares, representing 1.65 per cent of the issued ordinary share capital of the Company as at the date this Plan is approved by the shareholders of the Company at a meeting of shareholders.

7.4 Shares which have been transferred to a Participant are his property. The Participant will receive a share certificate (if share certificates are then in issue) or other evidence of title and will be entitled to receive any dividends and to exercise voting rights at general meetings of the Company. A Participant to whom Shares have been transferred may deal in those Shares as he sees fit subject to any applicable laws and regulations, including any rules of the Toronto Stock Exchange or the Company relating to dealings in Shares by executive officers and employees of any Group company.

7.5 In the event that new Shares are issued to Participants, the Company will take all actions necessary to ensure that those Shares are admitted to listing on the Toronto Stock Exchange.

8. Administration, Interpretation and Termination of this Plan

8.1 The Committee may make such regulations (not being inconsistent with this Plan) for the operation and administration of this Plan and terms of reference as regards its functions in connection with this Plan as it shall in its absolute discretion determine.

8.2 In the event of a dispute about any matter arising in connection with the operation of this Plan, the decision of the Committee shall be final and binding.

8.3 Any notices given in connection with this Plan shall be in writing to:

8.3.1 a Participant, at his last known address notified to the Company

8.3.2 the Company, at its registered office from time to time

8.3.3 the Committee, at the registered office of the Company from time to time,

and unless delivered by hand or by email shall be delivered by overland mail. Notices delivered by overland mail shall be deemed to be received on the fifths day after posting (Sundays excepted). The day of posting shall be ignored. Notices delivered by hand or by email shall be deemed to have been received on the date of delivery.

8.4 Words in the singular shall also include the plural and words describing the masculine gender shall also describe the feminine. References to legislation are references to that legislation as currently enacted and as amended or re-enacted from time to time.

8.5 The Committee may resolve to amend and/or terminate this Plan at any time PROVIDED THAT no amendments to the provisions relating to:

8.5.1 the selection of Participants,

8.5.2 levels of participation,

8.5.3 the transfer or assignment of unvested Awards,

8.5.4 the effects of a Capital Reorganisation,

8.5.5 the effects of termination of employment and a change in Control of the Company,

8.5.6 Shares in rule 7 and

8.5.7 the provisions of this rule 8.5

may be made without the prior authority of the holders of Shares in general meeting, save that amendments the purpose of which is to comply with any applicable exchange control regulations or rules of the Toronto Stock Exchange, or to obtain or maintain favourable tax treatment for the Company or Participants may be made without such authority. Any amendment to this Plan shall apply only to Awards made after the date of the amendment.

8.6 Notwithstanding any of the provisions contained in this Plan, the Company's obligation to issue Shares shall be subject to:

8.6.1 compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States ("Securities Regulators"); and

8.6.2 compliance with the requirements of the Toronto Stock Exchange.

Notwithstanding any provisions contained in this Plan, if any amendment, modification or termination to the provisions hereof are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Committee is authorized to make such amendments and thereupon the terms of this Plan, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

8.6 This Plan shall be governed by the laws of the Province of Alberta, Canada.

ADDAX
PETROLEUM

Addax Petroleum Corporation

June 28, 2006

Toronto Stock Exchange
300 Fifth Avenue S.W., 10th Floor
Calgary, Alberta T2P 3C4

Attention: Ms. Anne Child

Re: Addax Petroleum Corporation (the "Corporation") - Long Term Incentive Plan

Further to your letter dated May 17, 2006, I am writing to confirm, for and on behalf of the Corporation and not in my personal capacity, that under the Corporation's Long Term Incentive Plan (the "**Plan**") approved by the shareholders of the Corporation on June 28, 2006, the total number of additional common shares of the Corporation to be listed pursuant to the Plan at this time is 609,500.

Yours truly,

Addax Petroleum Corporation

By: [signature]
David Codd
Chief Legal Officer

Mailing:
P.O. Box 265 - 1211 Geneva 12

16, rue Eugène-Pittard
Geneva, Switzerland
Telephone : +41 (0)22 702 94 00
Fax : +41 (0)22 702 95 90
www.addaxpetroleum.com

Stock Exchange Tower
300 Fifth Avenue SW, 10th Floor
Calgary, AB Canada T2P 3C4
Return Fax No. (403) 234-4213

TORONTO STOCK EXCHANGE

Fax

Department name: **LISTED ISSUER SERVICES**

TO: Jason Mudge	FAX: 261-5351
CC:	TELEPHONE:
FROM: Anne K. Child	DATE: July 6, 2006
SUBJECT: Please see attached.	Number of Pages (including cover): 3

TORONTO STOCK EXCHANGE

TSX

July 6, 2006

Anne K. Child
Manager
Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
300 Fifth Avenue S.W.
Calgary, Alberta, T2P 3C4
T (403) 218-2859
F (403) 234-4213
anne.child@tsx.com

BY FACSIMILE ONLY

Mr. Jason B. Mudge
Fasken Martineau DuMoulin LLP
3400 First Canadian Centre
350 - 7th Avenue SW
Calgary, AB T2P 3N9

Dear Mr. Mudge:

Re: Addax Petroleum Corporation (the "Company")
Adoption of Long Term Equity Incentive Plan (the "Plan")

We acknowledge receipt of your letter dated June 30, 2006, together with enclosures.

This will confirm that Toronto Stock Exchange ("TSX") has listed and reserved an additional 609,500 common shares of the Company for issuance upon the exercise of options granted under the Plan.

Our records currently indicate that the Plan has a maximum of 7,500,005 common shares that can be issued, the Company has listed and reserved 609,500 common shares pursuant to the terms of the Plan.

We acknowledge receipt of your cheque and wire transfer payment totalling $20,526.00, indicating full payment to TSX of the additional listing fee, for which we thank you.

As provided in Section 613 (g) of the *TSX Company Manual*, please be reminded that the Company must disclose on an annual basis in its information circular or other annual disclosure documents, the terms of its security-based compensation arrangements and any amendments to such arrangements adopted in the previous fiscal year.

In accordance with Sections 605 and 613 (i) of the *TSX Company Manual*, please continue to advise TSX monthly of options granted, cancelled or exercised pursuant to the terms of the Plan using TSX Reporting Form 1 "*Change in Outstanding and Reserved Securities*" so that our records are updated accordingly. This reporting form, as well as other reporting forms, must be filed through TSX SecureFile.

Finally, please note that our file in connection with the above-captioned matter is now complete and closed.

Should you have any questions with respect to the foregoing, please contact the undersigned.

Sincerely,

TORONTO STOCK EXCHANGE

Anne K. Child

/smw

RECEIVED

2007 JAN 18 A 10: 38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	09/30/2006 - 12/07/2006

Summary

Issued & Outstanding Opening Balance :	155,062,224	As at :	12/07/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	3,332
Issued & Outstanding Closing Balance :	155,065,556

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2006	Other	3,332
Totals		3,332

Filed on behalf of the Issuer by:

Name:	Vanessa Morrow
Phone:	416 865 5485
Email:	vmorrow@tor.fasken.com
Submission Date:	12/07/2006
Last Updated:	12/07/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	09/01/2006 - 09/29/2006

Summary

Issued & Outstanding Opening Balance :	140,112,525	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	14,949,699		
Issued & Outstanding Closing Balance :	155,062,224		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/01/2006	Conversion (General)	14,750,000
09/01/2006	Other	199,699
Totals		14,949,699

Filed on behalf of the Issuer by:

Name:	Vanessa Morrow
Phone:	416 865 5485
Email:	vmorrow@tor.fasken.com
Submission Date:	10/31/2006
Last Updated:	10/31/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	140,100,100	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	12,425		
Issued & Outstanding Closing Balance :	140,112,525		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2006	Other	12,425

Filer's comment

Issued to Directors in lieu of compensation

Totals		12,425

Filed on behalf of the Issuer by:

Name:	Andrea Gardiner
Phone:	416-865-4537
Email:	agardiner@tor.fasken.com
Submission Date:	09/21/2006
Last Updated:	09/21/2006

RECEIVED
2007 JAN 18 A 10: 38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.05	CDN	11/13/2006	11/30/2006	12/14/2006

Details: Upon receipt of this form, the TSX will determine the ex-dividend date.

Filed on behalf of the Issuer by:

Name:	Vanessa Morrow
Phone:	416 865 5485
Email:	vmorrow@tor.fasken.com
Submission Date:	11/13/2006
Last Updated:	11/13/2006

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.05	CDN	08/01/2006	08/24/2006	09/14/2006

Filed on behalf of the Issuer by:

Name:	Vanessa Morrow
Phone:	416 865 5485
Email:	vmorrow@tor.fasken.com
Submission Date:	08/01/2006
Last Updated:	08/01/2006


ANNUAL REPORT 05
ADDAX

ANNUAL REPORT FOR ADDAX PETROLEUM N.V.



CONTENTS

CEO'S MESSAGE



The year 2005 was one of great progress and great change: a year in which Addax Petroleum achieved record financial and operating results while initiating the process to transform itself from a private corporation into a publicly traded company.

In 2005, the company increased its annual average gross oil production to a record level of 65.3 mbbls/day, an increase of 64 per cent over production levels in 2004. The company's successful development of the Okwori field in OPL 90 (offshore Nigeria) helped propel this increase in production. The company brought the Okwori field on stream in March 2005; a mere nine months after sub-sea field development work began on the project. As CEO, I am very proud that, at the 18th World Petroleum Congress in September 2005, Addax Petroleum received a technical excellence award for our work on Okwori. This award is further evidence of the company's technical expertise, commitment to operational excellence and to the skill and dedication of its employees.

Addax Petroleum also continued with its plans to position itself to fully comply with the Nigerian government's flares down policy which is scheduled to come into effect in 2008. In 2005, the company initiated processes at OPL90/225, OML 123 and OML 124 to identify and assess potential commercial and sales opportunities that could emerge as a result of the policy.

The company was also very active and successful on the new ventures front in both West Africa and the Middle East in 2005. During the year the company entered into a participation agreement with ERHC Energy Inc. to acquire an interest in Block 4 of the Nigerian-Sao Tome & Principe Joint Development Zone (JDZ). Subsequently, after year end, Addax Petroleum was awarded interests in Blocks 2, 3, and 4 and operatorship of Block 4. All these are highly prospective blocks and I am excited about the potential these new assets hold for the company and its shareholders. Another exciting new venture in 2005 was the farm-in agreement Addax Petroleum signed with Genel Enerji for a 30 per cent interest in a Production Sharing Contract to cover the Taq Taq field in the Kurdistan region of Iraq. While the company's participation has to be formally approved by the relevant authorities, the Taq Taq opportunity could have the potential to be a source of future new growth.

The company's financial results in 2005 clearly demonstrate the positive bottom line impact of Addax Petroleum's technical and operational expertise. Because Addax Petroleum was able to increase existing and add new production the company and its shareholders were able to benefit from the rise in crude prices experienced in 2005. On a year on year basis the company's sales (before royalties) increased by 133 per cent to $1.2 billion and net income increased by 229 percent to $206.1 million.

While strong operating and financial performance and results are critical, I have always believed that for a company to be successful in the long run it must also be a good employer and a good neighbour. You may recall that in my message last year I expressed concern that our safety record in 2004 had been worse than in 2003. I challenged everyone in and associated with the company to put safety first. I am gratified to report that in 2005 our staff, employees and contractors met that challenge and as result we experienced a drop in lost time incidents. Also in 2005 the company maintained an active community relations program in Nigeria and the Middle East. In Nigeria we invested $1.6 million in infrastructure programs such as water plants that provide tangible and immediate benefits. We also financed the construction of a new school for children in the Taq Taq area.

The company successfully completed an IPO on the Toronto Stock Exchange in February 2006, an initiative launched in the second half of 2005, and realized net proceeds of $323 million. The company took this step because it believes that public ownership provides the best structure for achieving its strategic objectives to grow its business in Africa and the Middle East.

As a publicly owned and traded company, Addax Petroleum will be subject to new disclosure requirements, rules and regulations. I can assure you that Addax Petroleum will be a transparent and accountable participant in the market. I can also assure that, while the company's status may have changed, there will be no change in the discipline and rigor with which the company's management and staff pursue value and growth in our target markets. We will continue on this course and I would like to express my gratitude to all Addax Petroleum staff for their commitment and performance both now and in the future.



Jean Claude Gandur, President & CEO.

CHAIRMAN'S MESSAGE



As Chairman of the Board, I am pleased to have this opportunity to communicate this message to our shareholders, employees and other stakeholders at this interesting and challenging time in the evolution and growth of Addax Petroleum Corporation (APC). The financial statements that are included herein relate to the private company APNV which, through the IPO, was acquired by APC.

In 2005 Addax Petroleum launched a process which transformed it from a privately held corporation to a public company trading on the Toronto Stock Exchange.

I have been working with the company for the past two years and have always been impressed with the professionalism of the staff. I am particularly proud to have accompanied Addax Petroleum in this new stage of its development.

I believe that one of the most important responsibilities of the Board of Directors is to support and work with management to ensure that, as a public company, Addax Petroleum develops as an open, transparent and accountable corporation, as a company whose Board is committed to, and which is known for, looking after the interests of its shareholders.

The Board and management are determined that Addax Petroleum will meet that standard. To that end, the corporation and the Board have implemented a "best practices" model of corporate governance and have adopted policies consistent with that commitment.

The corporation and its shareholders will also benefit from the depth of experience in the oil business and in corporate finance of Board members.

The Board and the corporation have strived to make their shared commitment to effective corporate governance part of the reality of Addax Petroleum as a public company.

I also want to recognize the commitment of our management and employees, our customers and suppliers and the support of the communities in which Addax Petroleum operates. We are grateful for this commitment and support which are critical to the continued growth of Addax Petroleum.

I look forward to working with all of our stakeholders to sustain and build on the momentum we have established to date.

Sincerely

Peter Dey, Chairman of the Board.






COMPANY PROFILE
Company Profile

Addax Petroleum is an international oil & gas exploration and production company focused on Africa and the Middle East. The company is the largest independent oil producer in Nigeria and has increased its crude oil production from an average of 8,800 bbls/day for 1998 to an average of just under 80,000 bbls/day as at December 2005. The company has grown production by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies.

Vision & Strategy

Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

The company has continuously developed a strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. We have made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Developing mutually beneficial relationships with government authorities, communities and businessmen has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

Our strategy is to build on the significant growth and profit enhancement opportunities within our existing license areas while also pursuing new venture opportunities.

Strategy in existing properties consists of investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position ourself to monetize natural gas resources through

- completing identified development projects;
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture strategy includes pursuing a number of opportunities in West Africa, North Africa and the Middle East.



Addax Petroleum's Oil Production 1998 - 2005 (mbbls/day)
90
80
70
60
50
40
30
20
10
Jan. 98
Apr. 98
Jul. 98
Oct. 98
Jan. 99
Apr. 99
Jul. 99
Oct. 99
Jan. 00
Apr. 00
Jul. 00
Oct. 00
Jan. 01
Apr. 01
Jul. 01
Oct. 01
Jan. 02
Apr. 02
Jul. 02
Oct. 02
Jan. 03
Apr. 03
Jul. 03
Oct. 03
Jan. 04
Apr. 04
Jul. 04
Oct. 04
Jan. 05
Apr. 05
Jul. 05
Oct. 05

2005 Highlights

Operations highlights

- **New record set of 65.3 mbbls/day** annual average gross oil production, a 64 per cent increase over 2004 levels.
- **First oil from the Okwori field in OPL90 in March.** Production from the field increased average annual gross oil production by 14.7 mbbls/day. Addax Petroleum received a technical excellence award for its work on the Okwori project from the 18th World Petroleum Congress in September.
- **Improved safety record** achieved with significant year-on-year decline in lost time incident frequency from the 2004 level of 1.24 incidents per million man-hours worked to 0.84 in 2005.

Financial highlights

- **New sales record set,** petroleum sales before royalties up 133% to $1,219.1 million (2004: $524.1 million)
- **Net income up 229% to $206.1 million** (2004: $62.6 million)
- **Cash Flow from Operations up 174% to $468.2 million** (2004: $171.0 million)

New Venture highlights

- **Addax Petroleum signed a farm-in agreement in July with Genel Enerji** for a 30% interest in a PSC for the Taq Taq field in the Kurdistan Region of Iraq.
- **Addax Petroleum signed a participation agreement in November with ERHC Energy Inc.** to acquire a 33.3% participating interest in JDZ Block 4. After year-end Addax Petroleum was awarded interests in JDZ Blocks 2, 3 and 4 and operatorship of Block 4.
- **Addax Petroleum signed a joint venture agreement with Oriental Energy** to acquire a 40% interest in the Okwok property.


Petroleum Sales
Million US$
1200
1000
800
600
400
200
0
2002
2003
2004
2005


Cash Flow from Operations
Million US$
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005

Review of Operations



Exploration & Production

The Niger Delta Basin is Africa's largest and most prolific oil producing basin. It is also one of the world's largest delta systems of Tertiary age and covers an area greater than 75,000 km^2. Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon. In addition, Addax Petroleum has a potential interest in the Taq Taq field in the Kurdistan Region of Iraq.

Addax Petroleum Assets Map


Iraq
Nigeria
Cameroon
Gabon

In Nigeria

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner.

Within Nigeria, Addax Petroleum has 100 per cent interests in two oil producing PSCs covering respectively OML 123/OML 124 and OPL 90/OPL 225.

Nigerian Assets Map


LAGOS
BENIN CITY
WARRI
OML124
OWERRI
CALABAR
PORT HARCOURT
OML123
OKWOK
OPL90
OPL225
JDZ Blocks
02
03
04

Properties Summary Table

Country	License	Area[1] (acres)	Water Depth (m)	Addax Petroleum's Interest (%)	Average Oil Production: December 2005 (bbls/d)	Average Oil Production: 12 Months Ended December 31, 2005 (bbls/d)	Gross Working Interest Oil Reserves: Proved (mmbbls)	Gross Working Interest Oil Reserves: Proved Plus Probable (mmbbls)	Gross Working Interest Oil Reserves: Proved Plus Probable Plus Possible (mmbbls)
Nigeria	OML123	90,700	3 - 40	100	50,690	47,120	74.9	143.9	194.3
	OML124	74,100	onshore	100	3,310	3,490	9.7	12.8	28.1
	OPL90	85,300	100 - 160	100	25,460	14,670	24.0	40.0	56.3
	OPL225	241,900	50 - 210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0 - 8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0 - 800	42.5	–	–	–	–	–
Total		1,133,900			79,460	65,280	108.6	196.7	278.7

Note:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC.















OML 123

OML 123 is located some 70 km south of Calabar in water depths ranging from 3 meters in the north to 40 meters in the south of the block. It covers an area of 401 km² and contains six mature producing fields: Adanga, Akam, Ukpam, Ebughu, Bogi and Mimbo. The development drilling of the Oron West and North Oron fields during 2005 resulted in a significant reserves upgrade from the Oron West field and other near field potential discoveries. The development of the Adanga North field progressed with an agreed development strategy, including a further appraisal well and an extended well test. Both wells were drilled before the end of the year. A number of exploration prospects remain, of which one was drilled in 2005. This resulted in a discovery to the north east of the block at Kita North.


OML123 Assets Map
ELF - OML101
SHELL - OML14
MONIPULO - OML114
KITA NORTH
INAGA
KITA MARINE
NORTH ORON
ORON WEST
ORON
AKAM
UKPAM
ADANGA NORTH
AB-E
AD-W
EXXONMOBIL - OML67
ADANGA
EBNE-A
EBUGHU
EXTENSIONS
BOGI
MIMBO
Producing Oil Field
Commercial Oil Discovery
Unappraised Oil Discovery
Undeveloped Gas Field
Prospect
Near Field Prospect
Area affected by ICG Ruling
0
10
Km
ORIENT - OML115

Production

During 2005, six new wells were brought on-stream whilst production optimisation initiatives were also implemented. As a result, average annual oil production for 2005 was 47 mbbls/day, compared with 36 mbbls/day in the previous year, an increase of 31%.

Antan Terminal

Production from all platforms is exported from the FPSO "Knock Taggart" (KT) at the Antan Terminal. During 2005, the KT handled 34 mmbbls of gross liquids of which 23 mmbbls was crude oil and 11 mmbbls was water. In addition, the KT stored and exported 6 mmbbls of oil from another operator in a block adjacent to OML 123.

A new contract has been signed for an FPSO to replace the Knock Taggart, which will have been on contract for over 7 years. The new vessel is expected on location in mid-2006, has much greater storage capacity, and a CALM buoy offloading system to allow bigger cargoes and larger vessels to be handled. It will also have a water injection plant onboard to improve recovery from a number of oil fields in OML123.

Drilling Performance

Drilling operations commenced in January 2005 with drilling of wells in Oron and Adanga fields using the "Tommy Craighead" drilling rig. In August 2005, a second jack-up rig the Noble Don Walker, was involved in the OML123 operation to drill 2 wells. Rig operations continued to the end of 2005. Twenty-one wells were drilled in the Oron Field, five wells in Adanga field and one exploration in the Kita Marine area. Of these, six horizontal wells were completed from the Oron wellhead jacket and one horizontal well completed from a stand alone caisson in the Adanga North Horst field. Overall drilling performance was improved in 2005 over 2004, with non-productive time reduced from 14.4% to about 3.6%. While average drilling cost per foot increased by only 2%, the average footage drilled per day increased by 14.4%.

Oron West and North Oron Development Activities

The Oron West (ORW) and North Oron (NOR) joint Field Development Plan was approved just before the start of the year and development drilling commenced in January 2005. This drilling programme included a total of 13 appraisal and placement wells (mostly minor sidetracks of wells later completed for production) to delineate more completely the existing fields and look at the near field potential. A total of 6 production wells were added to the two existing extended well test ("EWT") wells in this first drilling phase, which are being produced three phase through the 10" EWT flowline to the Akam platform 7 km away.

In the course of drilling, the areal extent of the ORW field dramatically increased, as a result of changes in time-depth conversion across the field lifting the mapped structure above the oil water contact. A number of additional near field accumulations were also delineated, resulting in additional development targets, some of which are planned to be drilled in 2006. Total oil initially in place for the Oron area increased as a result of the delineation drilling from 82 mmbbl at the time of the Field Development Plan to an estimated 166 mmbbl. At the end of 2005, around 14 mbbls/day were being produced from the Oron West and North Oron wells.

Production OML123/124 and OPL90


20.0
15.0
10.0
5.0
0
million of barrels
2000
2001
2002
2005

Oron Fields Reservoir Maps


NORTH ORON
I-1 Resevoir
ORON WEST
I-2 Resevoir
December 2004
NORTH ORON
I-1 Resevoir
ORON WEST
I-2 Resevoir
December 2005
Gas Cap
Oil Rim
Undrilled Prospective Blocks
Platform
Well Cluster
Non Producing Wells
Vertical and Deviated Producer
Horizontal Producer

Ebughu and Adanga Infill Studies

The Greater Ebughu simulation study was concluded during 2005. Some five infill drilling locations were identified. Of these, two wells in Ebughu East are planned to be drilled in 2006.

Technical studies have also been completed on the Adanga and Adanga South reservoirs. A development of the Adanga P-4 reservoir, including the drilling of four appraisal wells and three production wells, is planned for early 2006. Proposals for an additional development well and a water injection program for the Adanga P-5&6 reservoirs remain to be completed. In Adanga South a number of infill locations have been identified, and will be further worked up in 2006.

Adanga North Development Studies

A strategy for the development of this 19° API field was approved internally. This oil is heavier than any produced previously in the area and successful development is of strategic importance for a number of undrilled prospects in the block. The initial part of the development strategy is to drill an appraisal well and an extended well test well to reduce remaining uncertainties and allow the reservoir model to be normalised to actual production before committing to the full development in 2008. These wells were drilled in Q4 and flowlines will be installed to allow the EWT to commence in February 2006.

OML123 Oil Facilities Map


Existing Facilities in 2005
Planned Facilities in 2006 - 2007
Area affected by ICG Ruling
Production Platform
Wellhead Platform
Well Clusters
Free Standing Conductor
Flow Line

Exploration

An exploration well in the North Eastern area of the block discovered Kita North in October, which tested 28° API oil. Kita North has further downdip potential in several sands which contained gas at the level of the well penetrations. This area of the block has not previously been drilled by Addax Petroleum, but a number of other prospects have been identified. This discovery creates a development hub for the area, and the development strategy is looking at an early tie-back of this discovery whilst the potential of the area is further appraised.



OPLS 90/225

OPL90/225 Assets Map


SHELL - OML77
OPEN ACREAGE
OPL225
SHELL - OML74
OPL90
SHELL - OML72
ENI - OML116
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OF-1
AS-1
OD-1
TO-1
UD-1
UG-1
AO-1
SH-1
ASH-1
SH-2
NK-1
NK-A
OKWORI
Nda
NW-1
TOTAL - OPL221
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

OPLs 90 and 225 are located some 90km south of Port Harcourt in water depths ranging from 50 to 210 metres and covering an area of 2,418 km². OPL90 contains the Okwori and Nda oil fields. The blocks contain a number of undeveloped discoveries, prospects and leads.

Production

During 2005, seven new wells were brought on-stream including one sidetrack at OK-7, following failure of downhole sand control equipment, and one extended well test at ND-1, the Nda field discovery well. As a result, average annual oil production for 2005 was almost 15 mbbls/day.

Okwori Terminal

The FPSO Sendje Berge (SB) arrived in OPL90 on 31st January 2005 and was commissioned during February before subsea flowlines and umbilicals from the individual production wells were installed and connected in March. In 2005, the SB handled over 5 mmbbls of crude oil and minimal amounts of water. In 2005, there were 7 cargoes lifted from the Okwori Terminal.

Okwori Field Development Activities

In 2005, wells OK-8, -9, -10, -11 and -12 were completed and put on stream with OK-7 and ND-1 that had been completed in 2004. In November, OK-7 well was sidetracked following failure of downhole sand exclusion equipment. OK-7ST was put on stream in early December. In November, OK-8 suffered a similar failure

Okwori Area


Okwori
Nda
December 2004
Okwori
Nda
0
1
Km
December 2005
Gas Cap
Oil Rim
Undrilled Prospective Blocks
Non Producing Wells

of downhole sand exclusion equipment and was shut-in, awaiting installation of a surface de-sander. The next two production wells OK-13 and OK-14 will be drilled and completed during the first quarter of 2006.

First oil production was in March 2005, nine months from the start of subsea field development, which is a world class achievement recognized with a technical excellence award received during the 18th World Petroleum Congress held in Johannesburg, South Africa in September 2005.

Nda Field Appraisal Activities

Nda production will be produced through the Okwori Terminal. ND-1 discovery well was completed on two reservoirs to evaluate reservoir behaviour and help refine the Field Development Plan. ND-1 was put on extended well test in March with very stable production parameters since start-up. ND-2 updip placement well started drilling in December 2005, was completed in early 2006 and showed significant additional columns of oil. The Nda

Oil Production OPL90


thousands of barrels
800
700
600
500
400
300
200
100
0
Jan Feb Mar Apr. May Jun Jul Aug. Sep. Oct Nov. Dec.

Okwori Field Facilities


OK-12
OK-11
N
OK-13
OK-14
ND-3, 4, 5, 6
OK-7
OK-8
OK-10
ND-2
ND-1
OK-9
OPL90
FPSO
Existing Facilities in 2005
Planned Facilities in 2006

Field Development Plan was officially submitted for approval in September 2005 with the intent of developing Nda field during the second and third quarters of 2006.

Exploration activities

A 3D seismic campaign was launched in early December 2005 to cover OPL 225. This campaign will allow delineation and the ranking of potentially hydrocarbon-bearing structures to define exploration targets during 2006.

Technical Studies

Following the drilling of Okwori development wells, the 3D seismic was re-interpreted during the second half of 2005 and will form the basis for a revision of the Okwori full field simulation model to be history matched during 2006. In late 2005, Nda simulation models were updated to reflect the ND-2 appraisal results and help refine the Nda development well trajectories. Throughout 2005, a number of initiatives were launched to improve drilling, completion and production practices for Okwori producers in order to improve the reliability and longevity of downhole sand exclusion systems.

Technical Publications

In 2005, two technical papers on Okwori were accepted for presentation and publication by professional organizations (World Petroleum Council, Society of Petroleum Engineers). In addition, the Okwori project was highlighted as one of five major projects in the December 2005 edition of "Offshore" magazine.





Sendje Berge Blessing ceremony



OML 124

OML 124 is located some 100 km north of Port Harcourt. The block covers an area of 300 km² with two mature producing fields, Izombe and Ossu, and a number of exploration prospects. This acreage is characterized by mainly dry land with the western area seasonally flooded.

Production

During the year 2005, production from the Izombe and Ossu fields was held constant at an average of 3.5 mbbls/day, arresting the decline seen in 2004. This was mainly due to water disposal facilities and de-bottlenecking. Further well optimization will take place in 2006 to sustain production from low-rate producers. Total onshore oil production in 2005 was 1.3 mmbbls.

Technical Studies

Three infill wells and three workovers, planned for 2005, have been delayed due to the high demand and unavailability of land rigs. As of end-2005, a rig has been mobilized to the Ossu field and work is expected to commence in early 2006. Further studies are being carried out to fully exploit the rig's availability by maturing promising workover candidates and step-out prospects. In addition, remaining exploration potential is being evaluated.



OML124 Fields Map


SHELL - OML 39
OPL 228
OML 124
Nj-1
Nj-01ST
OSSU
IZOMBE
JISIKE
SHELL - OML 20
CHEVRONTEXACO - OML 53
KILOMETERS
Producing Oil Field
Prospect
3D Seismic Coverage
OSSU
IZOMBE
EBOCHA STATION
N

In Cameroon

Ngosso Permit

The Ngosso area is located in the hydrocarbon prone Rio del Rey Basin, western offshore Cameroon and covers 474 km². It contains several hydrocarbon discoveries, but has not seen any exploration activities for some 20 years. Addax Petroleum signed the Concession Contract in December 2002, and is the operator of the permit with a working interest of 60%. The contract is for a first period of three years with a minimum work commitment of 200 km² of 3D seismic and the drilling of two wells.


NGOSSO PERMIT
Sandy Gas - TOTAL E&P
PH57
TOTAL E&P-PH60d
Bravo Assoms - TOTAL E&P
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas

A contract to record 205 km² of 3D seismic was signed and by year-end equipment was being mobilized. Completion of seismic is expected by Q1 2006 with the first commitment well to start drilling in late 2006 or early 2007.



In Gabon

In January, 2004 Addax Petroleum signed a farm-in agreement for the acquisition of a 42.5% interest in a Production Sharing Contract (PSC) for Kiarsseny Marin. Tullow Oil operates the Kiarsseny Marin Property. The Kiarsseny Marin concession is located offshore in the Port Gentil Basin, in water depths up to 800m and covers an area of 5,443 km². It contains three oil discoveries and additional exploration potential. There are 2,643km² of 3D seismic data, 18,750 km of 2D seismic data and 25 wells on the block. The PSC is currently in its first exploration phase of four years and has a minimum work commitment of US$ 9.9 million, including the drilling of two exploration wells. The contract can be renewed twice, for additional three year periods.

Drilling Activities

The first commitment well, Topaze South -1, was drilled in early 2004 to test the southern extension to the Topaze oil accumulation, but this well and its subsequent up-dip sidetrack were unsuccessful. The second commitment well KME-1, appraising the Equata structure, was spudded on 10th December 2005 and was still being drilled by year end. The well was completed in early 2006 and was unsuccessful.

Future Work Programme

In 2006, the KME-1 well results will be reviewed in order to assess the remaining commercial potential of the Equata accumulation. A portfolio of ranked exploration prospects will also be presented by the operator to the JV partners and areas will be identified for possible future 3D seismic acquisition. A fully discretionary third well could be proposed and would most likely target a high-ranking exploration prospect.

Natural Gas – Assessing the potential

Nigeria's natural gas reserves are estimated by NNPC to be 181 tcf in 2004, making Nigeria the country with the eighth largest natural gas reserves in the world. To date this resource has been underdeveloped largely due to a lack of readily accessible markets. The Nigerian government has announced that it intends to change that situation and has set a goal of increasing natural gas revenue sales to match oil revenue sales by 2010.

To achieve that goal, the Nigerian government said that it will be introducing policies and programs to encourage natural gas exports and to increase domestic consumption. The government has also announced a ban on gas flaring scheduled to come into effect in 2008 (the "flares down" policy).

In 2005, in response to these developments, the company initiated programs at each of its production sites in Nigeria, - OML 123, OML 124 and OPL 90 to: (1) determine if these policies presented the company with a viable new growth opportunity and new revenue source at each site and (2) ensure that the company's operations at each site would be in a position to comply with the flares down policy.

At OML 124, as part of its flares down compliance strategy, the company created a project team to conduct a feasibility study on a possible investment in a LPG plant at Izombe.

At OML 123 and OPL 90, commercialization plans were developed as part of the flares down compliance strategy. Project teams at both sites have identified possible ways in which the company could, under certain conditions, successfully commercialize the resource. Discussions with authorities, potential partners and customers were on going at both sites at year-end.

As at December 31, 2005, no final decision had been made in respect of any potential natural gas project. Analysis and discussion of the options and negotiations with potential partners will continue in 2006.

New Ventures in 2005 – A Breakthrough Year

The company made significant progress in advancing the new ventures component of its business strategy in 2005. The company executed three major transactions each of which added highly prospective properties and development opportunities to the high quality asset base.

During 2005, in the Nigeria-Sao Tome & Principe Joint Development Zone ("JDZ"), Addax Petroleum entered into a participation agreement with ERHC Energy, Inc. ("ERHC") to acquire an interest in Block 4 of the JDZ. Since year end, Addax Petroleum has been awarded interests in JDZ Blocks 2, 3 and 4 and operatorship of Block 4. A summary of the Corporation's holdings in this highly prospective region as of 28 March, 2006 is as follows:

			Payments by Addax Petroleum			
Block	**Net Acres**	**Addax Petroleum's Participating Interest**	**as Signature Bonuses to JDZ**	**as acquisition payments to ERHC**	**ERHC interest carried by Addax Petroleum**	**Minimum Work Program to be funded by Addax Petroleum[1]**
	acres	%	$ million	$ million	%	$ million
2	24,504	14.33%	8.3	6.8	7.33%	6.1
3	24,686	15.00%	2.0	7.5	10.00%	7.5
4	70,519	33.30%	23.4	18.0	17.70%	27.0
Total	**119,709**		**33.7**	**32.3**		**40.6**

1. Includes the carry of ERHC's interest

During 2005, Addax Petroleum entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40% interest in the Okwok property, located 12km southwest of OML123. Addax Petroleum's position in this opportunity remains subject to the completion of a farm-in agreement and government approval, anticipated during 2006.

Also during 2005, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for an interest of 30% in a production sharing contract to govern the Taq Taq field in the Kurdistan Region of Iraq. Addax Petroleum's formal position in the opportunity is subject to approval by the relevant authorities. In the meantime, Addax Petroleum has completed 2D seismic acquisition and is preparing an appraisal drilling work program in anticipation of the relevant approvals.



In addition to the three transactions highlighted above, the company has additional potential opportunities at various stages of investigation in its core areas of Africa and the Middle East which it will continue to pursue in 2006.



CORPORATE CITIZENSHIP

An ongoing commitment

At Addax Petroleum, being a good corporate citizen is a critical part of growing its business. Addax Petroleum makes it a priority to ensure that its operations meet all local and industry healthy, safety and environmental policy and regulations, in order to develop strong local relationships and to align priorities with those of the host government.

Health, Safety and Environment

Addax Petroleum upholds firm commitment to the safety of lives and protection of the environment through the continued implementation of comprehensive programs that promote awareness and engagement of the workforce towards improvement in HSE performance. Management regularly assess compliance with applicable statutory regulations and industry codes practice through endorsement of third-party reviews and audits of the operations. In 2005, improvement in safety records was reflected in lost time incident frequency of 0.84 lost time incidents per million man-hours worked (as opposed to 1.24 in 2004).


SPECIAL WASTE
SPECIAL WASTE
NO SMOKING





Corporate Citizenship

Social development projects

The company also has a well-developed community relations policy, which aims to give back to its host communities by providing financial support for a range of education, training and infrastructure programs that provide real and immediate benefits to people. In Nigeria, the company invested $1.6 million in 2005 in infrastructure programs such as water plants that provide tangible and immediate benefits. Addax Petroleum also financed road construction and improvement programs such as the upgrading to asphalt of community access roads in Umuamaka, Ndioko and Ugbele villages or the implementation of electricity transformers in Ezi-Orsu. Our focus this year again was on education with 207 post primary and 195 post secondary scholarships as well as the extension of our Technical Skills Acquisition Programme - both programmes benefited pupils belonging to the communities close to OML 123 and OML 124.

The company believes that its excellent reputation creates real business benefits. In a region where local governments are actively promoting a higher level of involvement by local firms, Addax Petroleum is perceived as the partner of choice for indigenous companies pursuing joint venture opportunities. Also, strong local relationships and community investments have made a positive contribution to the stability of Addax Petroleum's operations.



ADDAX PETROLEUM N.V.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005

CONTENTS



The discussion in this financial review of Addax Petroleum N.V. should be read in conjunction with the Company's consolidated financial statements and related notes thereto. The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries. The financial statements have been prepared in accordance with Canadian GAAP.

Revenue

Total net revenue in 2005 was $1,013.1 million from gross revenues of $1,224.1 million less royalties of $211.0 million related to petroleum sales. On a year over year basis net revenue of $1,013.2 in 2005 was up 140 per cent compared to net revenue in 2004 of $422.5 million.

Revenue from petroleum sales for the year (before royalties) amounted to $1,219.1 million, up 133 per cent relative to 2004 sales revenue of $524.1 million. Increased production - including first oil from OPL 90 and a 31 per cent increase in output from OML 123 - and sales prices that were on average 45 per cent higher in 2005 than in 2004 ($52.81/bbl in 2005 as compared to $36.30/bbl in 2004) - were major factors in revenue growth.

Expenses

The Corporation incurred $364.1 million in expenses in 2005 a 92% increase over total expenses of $189.4 million recorded in 2004.

Operating expenses in 2005 totalled $152.7 million, a 74% increase over 2004 operating expenditures. Operating expenses on OML 123/124 rose 35 per cent to $116.6 million or from $5.98/bbl in 2004 to $6.29/bbl in 2005. Lease rental of the FPSO accounted for 93% of the $28.5 million cost of operating OPL 90 (nil in 2004).

Taxation

Current income taxes in 2005 amounted to $349.1 million as compared to $140.4 million in 2004. Taxes per barrel were $15.12 in 2005 and $9.73 in 2004.

The tax charge on OML 123/124 in 2005 was $336.0 million or $18.12 per barrel. In 2004 the corresponding charges were $139.5 million or $9.66 per barrel. The increase in tax was due to higher profitability primarily from the increase in production and increased oil price.

The tax cost of OPL 90/225 was $10.2 million in 2005 when the company used $133.8 million in petroleum investment allowances related to the development of the Okwori field to offset current tax liabilities.

Future income taxes in 2005 were $93.9 million as compared to $30.1 million in 2004.

Dividends

During 2005 the Board of Directors proposed dividends of $85 million.

Capital Expenditures

The Corporation incurred capital expenditures of $381.5 million in 2005 as compared to $314.2 million in 2004.

Of the $381.5 million, $362.4 million was spent in Nigeria, $2.1 million in Cameroon and $5.9 million in Gabon.

Cash Flow From Operations

Cash Flow From Operations was $468.2 million for 2005, compared to $171.0 million in 2004, representing an increase of $297.2 million. The increase resulted from the increase in income before income taxes of $415.9 million, due to the Okwori Property in OPL90 coming on-stream in 2005 (at a low effective tax rate), and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $156.3 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $208.7 million.

Financial Condition

The company had cash or cash equivalents of $6.7 million as at December 31, 2005 as compared to $3.9 million a year earlier.

The company has a senior secured revolving credit facility of $300 million. As at December 31, 2005 $80 million was drawn on the credit facility.



DIRECTORS' REPORT

Results and Dividend

The consolidated results for APNV for 2005 are set out in the consolidated financial statements along with corresponding results for 2004. The consolidated financial statements presented herein are those of Addax Petroleum N.V and its subsidiaries.

Directors

The names of the current directors are listed below:

- Mr. G. de Vries, managing director, appointed 16th June 2005
- Mrs. F.F. Pinedo-Sluis, managing director, appointed 1st April 2001
- Ms. A. Steward, managing director, appointed 16th June 2005
- Mr. V. Semeleer, managing director, appointed 1st February 2002
- Mr. L.E. Hanst, managing director, appointed 27th August 1999

Directors' Interests

None of the directors or their families held beneficial interests in the ordinary shares of APNV on appointment or on December 31st, 2005.

Technical Services

Technical, financial, legal and administrative services were provided by the Geneva Branch of Addax Petroleum Services Ltd, (APS) a wholly owned subsidiary of APNV.

Substantial Shareholdings

As at 31st December 2005, APNV was wholly-owned by AOG. AOG was the ultimate parent company at this date.

Employees

As at 31st December 2005, APNV employed 331 (2004: 264) employees. Of these, 241 were located in Nigeria of which 19 are expatriates, 89 were located in Geneva, Switzerland, and 1 was located in Cameroon.

APNV is committed to equality of opportunity, employee training and development, and effective communication.

Auditors

In 2005 Deloitte & Touche were auditors of APNV. Deloitte & Touche have expressed their willingness to continue in office as auditors and a resolution proposing their re-appointment will be submitted at the Annual General Meeting.

Directors' Responsibilities for the Consolidated Financial Statements

The managing directors of APNV are responsible for preparing consolidated financial statements for each financial year. In preparing those consolidated financial statements, the managing directors are required to:

- select suitable accounting policies in respect of movable and immovable property and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the consolidated financial statements; and
- prepare the consolidated financial statements on the going concern basis unless it is inappropriate to presume that APNV will continue in business.

The managing directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of APNV and to enable them to ensure that the consolidated financial statements comply with regulatory requirements. They are also responsible for safeguarding the assets of APNV and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Confirmation of the accounts at the Annual General Meeting discharge the board of managing directors from all liability with regard to their management for the past fiscal year in so far as their administration is evidenced by the documents submitted.

Annual General Meeting

The Annual General Meeting of APNV will be held in Curaçao on June 6, 2006.

The Managing Directors

Curaçao

April 19, 2006



AUDITORS' REPORT

To the Shareholder of Addax Petroleum N.V.

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

(signed) "Deloitte & Touche LLP"
Chartered Accountants
March 20, 2006
Calgary, Alberta



ADDAX PETROLEUM N.V.
CONSOLIDATED BALANCE SHEETS

(US $000's)

December 31	2005	2004
ASSETS		
Current		
Cash and cash equivalents	6,708	3,882
Accounts receivable (notes 11 and 17)	134,033	65,758
Inventories (note 10)	62,753	16,797
Prepaid expenses	15,506	14,036
	219,000	100,473
Future income taxes (note 9)	155,884	15,990
Deferred financing charges	4,763	2,750
Property, plant and equipment (note 3)	487,023	497,682
	647,670	516,422
	866,670	616,895
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	160,113	143,307
Income taxes and royalties payable (note 9)	203,626	121,056
Deferred revenue	1,280	2,530
	365,019	266,893
Asset retirement obligations (note 4)	25,266	12,268
Future income taxes (note 9)	93,093	88,549
Other long-term liabilities (note 14)	4,909	6,872
Long-term debt (note 5)	80,000	65,000
	203,268	172,689
Commitments and contingencies (notes 15 and 16)		
SHAREHOLDER'S EQUITY		
Share capital (note 6)	20,010	20,010
Retained earnings	278,373	157,303
	298,383	177,313
	866,670	616,895

See accompanying notes to the consolidated financial statements

Approved and signed by the Board of Directors.

ADDAX PETROLEUM N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

(US $000's)

Year ended December 31	2005	2004	2003
REVENUE			
Petroleum sales (note 17)	1,219,128	524,093	381,848
Royalties	(211,005)	(103,391)	(67,145)
Net sales	1,008,123	420,702	314,703
Other income	5,032	1,793	1,669
Total net revenue	**1,013,155**	**422,495**	**316,372**
EXPENSES			
Operating	152,704	87,536	76,772
General and administrative	32,831	18,178	15,032
Interest on long-term debt (note 5)	3,638	1,722	1,556
Other interest and finance charges	1,279	520	5,542
Depletion, depreciation and accretion (notes 3 and 4)	170,298	77,225	61,272
Impairment of property, plant and equipment	3,162	3,818	4,479
Foreign exchange loss	204	389	(1,349)
Total expenses	**364,116**	**189,388**	**163,304**
Income before provision for income taxes	**649,039**	**233,107**	**153,068**
Provision for income taxes			
Current (note 9)	(349,057)	(140,419)	(101,711)
Future (note 9)	(93,912)	(30,064)	(25,656)
	(442,969)	**(170,483)**	**(127,367)**
Non-controlling Interest	–	–	(2,361)
Net income	**206,070**	**62,624**	**23,340**
Earnings per share, basic and diluted (note 7)	$3.43	$1.04	$0.39

ADDAX PETROLEUM N.V.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(US $000's)

Year ended December 31	2005	2004	2003
Retained earnings, beginning of period	157,303	123,679	100,339
Net income for the period	206,070	62,624	23,340
Dividends	(85,000)	(29,000)	–
Retained earnings, end of period	**278,373**	**157,303**	**123,679**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(US $000's)

Year ended December 31	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	206,070	62,624	23,340
Items not affecting cash (note 12)	262,119	108,413	95,244
	468,189	171,037	118,584
Changes in non-cash working capital (note 12)	(10,369)	55,802	100,778
	457,820	226,839	219,362
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment (note 3)	(381,494)	(314,215)	(154,141)
Purchase of non controlling interest (note 3)	–	–	(21,000)
	(381,494)	(314,215)	(175,141)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long term debt	125,000	65,000	–
Repayment of long term debt	(110,000)	–	(25,000)
Debt issue costs	(3,500)	(2,750)	-
Dividends paid	(85,000)	(27,000)	(6,000)
	(73,500)	35,250	(31,000)
Net increase (decrease) in cash and cash equivalents	2,826	(52,126)	13,221
Cash and cash equivalents, beginning of period	3,882	56,008	42,787
Cash and cash equivalents, end of period	6,708	3,882	56,008

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1 GENERAL

Addax Petroleum N.V. ("Addax") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("AOG"). Addax and its subsidiaries (collectively, the "Company") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis.

Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proven reserves, before royalties, as estimated by Company and compared to the results of the independent reservoir engineers. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and

are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns Capital Investment Allowances ("CIAs") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("PSCs") with foreign governments. Under the PSCs, the Company and its other non governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

Comparative figures

Certain figures provided for prior years have been reclassified to confirm to the presentation adopted in 2005.

3 Property, Plant and Equipment

December 31	2005	2004
Oil and natural gas properties	890,914	730,691
Accumulated depletion	(407,644)	(234,702)
	483,270	495,989
Corporate assets	7,289	4,648
Accumulated depreciation	(3,536)	(2,955)
	3,753	1,693
Balance	**487,023**	**497,682**

Included in property, plant and equipment are capitalized loan costs of $8.3 million (2004: $0.6 million)

Property, plant and equipment by cost centre is as follows:

December 31	2005	2004
COST CENTRE		
Nigeria	468,289	485,802
Cameroon	5,401	3,321
Gabon	9,580	6,866
Other corporate assets	3,753	1,693
Balance, end of period	**487,023**	**497,682**

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

December 31	2005	2004
UNPROVED PROPERTIES		
Cameroon	5,401	3,321
Gabon	9,580	6,866
MAJOR DEVELOPMENT PROJECTS		
Nigeria	–	184,686
	14,981	**194,873**

4 Asset Retirement Obligations

The asset retirement obligation movements are as follows:

December 31	2005	2004
Balance, beginning of period	12,268	11,953
Asset retirement obligations incurred	10,912	–
Revisions of previous estimates	–	(698)
Accretion expense	2,086	1,013
Balance, end of period	**25,266**	**12,268**

5 Long-Term Debt

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At December 31, 2005, the amount outstanding under the Facility was $80 million (December 31, 2004 - $65 million).

6 Share Capital

December 31	2005	2004
Authorized: unlimited number of common shares		
Issued and outstanding		
60,030,000 common shares	20,010	20,010

In 2004, the issued and outstanding common shares were converted on a three-for-one basis.

7 Earnings Per Share

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. Pension Plans

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("APDNL"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "Nigerian Plan") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "Swiss Plan") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who

have at least 10 years continuous service with a lump sum payment of 5% of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

Information relating to the Company's defined benefit pension plans is shown in the following tables:

Benefit plan expense	Swiss Plan		Nigerian Plan	
December 31	2005	2004	2005	2004
Employer current service cost	(1,662)	(1,003)	(456)	(467)
Interest cost	(280)	(299)	(746)	(588)
Expected return on plan assets	239	211	681	440
Net actuarial gain (loss)	–	(851)	(476)	(1,023)
Net benefit (expense)	(1,703)	(1,942)	(997)	(1,638)

Financial status of defined benefit plan	Swiss Plan		Nigerian Plan	
December 31	2005	2004	2005	2004
Accrued benefit obligation	(10,060)	(9,454)	(7,313)	(6,343)
Fair value of plan assets	9,028	7,417	7,408	4,602
Funded status – plan (deficit)/surplus	(1,032)	(2,037)	95	(1,741)

Reconciliation of Plan Assets	Swiss Plan		Nigerian Plan	
December 31	2005	2004	2005	2004
Fair value at January 1	7,417	7,095	4,602	3,228
Contributions	2,467	531	2,798	1,383
Benefits paid	28	(778)	(691)	(597)
Actual return on plan assets	313	(34)	698	213
Exchange gain (loss)	(1,197)	603	1	375
Fair value at December 31	9,028	7,417	7,408	4,602

Reconciliation of accrued benefit obligation	Swiss Plan		Nigerian Plan	
December 31	2005	2004	2005	2004
Accrued benefit obligation at January 1	9,454	7,542	6,343	4,565
Current service costs	1,662	1,003	456	467
Interest cost	280	299	746	588
Benefits paid	28	(778)	(691)	(597)
Actuarial (gain) loss	78	607	495	796
Exchange (gain) loss	(1,442)	781	(36)	524
Accrued benefit obligation at December 31	10,060	9,454	7,313	6,343

Principal actuarial assumptions used to determine pension obligations are shown below:

December 31	2005	2004
DISCOUNT RATE		
Swiss plan	3.25%	4.00%
Nigerian plan	20.00%	12.00%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS		
Swiss plan	3.00%	3.00%
Nigerian plan	12.00%	5.00%
FUTURE SALARY INCREASES		
Swiss plan	3.50%	2.50%
Nigerian plan	9.00%	9.00%

9 Income Taxes

The majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60%. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

Year ended December 31	2005	2004	2003
Income before provision for income taxes	649,039	233,107	153,068
Tax at 60%	389,423	139,864	91,841
ADJUSTMENTS TO INCOME TAXES			
Non deductible costs	71,105	47,115	33,020
Non taxable revenues	(486)	(2,518)	(1,905)
Enhanced tax allowances	(29,507)	2,193	–
Adjustments in respect of prior years	–	4,643	4,067
Tax allowances not recoverable	9,600	(22,064)	–
Deduction for countries with lower tax rates	2,834	1,250	344
Provision for income taxes	**442,969**	**170,483**	**127,367**

Components of future income taxes

December 31	2005	2004
THE NET FUTURE TAX LIABILITY IS AS FOLLOWS		
Differences between tax base and reported amounts of depreciable and depletable assets	107,135	107,414
Other	(14,042)	(18,865)
Future income tax liabilities	**93,093**	**88,549**

December 31	2005	2004
FUTURE INCOME TAX ASSETS ARE AS FOLLOWS:		
Differences between tax base and reported amounts of depreciable and depletable assets	133,596	15,990
Other	22,288	–
Future income tax assets	155,884	15,990

10 Inventories

December 31	2005	2004
Oil products	19,269	1,709
Materials and supplies	43,484	15,088
	62,753	16,797

11 Financial Instruments

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At December 31, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27.4 mbbls/d
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss francs (or "CHF") and the Nigerian naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $14,311,988 for the year ending December 31, 2006. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

These contracts have not been designated as hedges for accounting purposes and expired in August 2005.

d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at December 31, 2005, approximately 82% was due from one related party customer (December 2004 – 59%). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amounts provided for in doubtful accounts.

e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

December 31	2005
Currency forwards	571
Oil options	–
Interest rate swaps	–

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other long-term liabilities approximate their carrying values due to the short term to maturity of these items. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

12 Cash Flows

a) Items not affecting cash

Year ended December 31	2005	2004	2003
Future income taxes	93,912	30,064	25,656
Non-controlling interest	–	–	2,361
Depletion and depreciation	173,460	81,043	64,975
Change in fair value of derivatives	(170)	(1,021)	(287)
Other items, including foreign exchange	(5,083)	(1,673)	2,539
Total items not affecting cash	**262,119**	**108,413**	**95,244**

b) Changes in non-cash working capital

Year ended December 31	2005	2004	2003
Accounts receivable	(68,275)	(26,507)	1,209
Prepaid expenses	(1,470)	(5,951)	13,451
Inventories	(38,750)	(1,150)	2,566
Other current assets	–	2,000	(2,000)
Accounts payable and accrued liabilities	16,806	96,379	45,654
Tax and royalties payable	82,570	(11,078)	39,898
Deferred revenue	(1,250)	(3,064)	–
Other long-term liabilities	0	5,173	–
Changes in non-cash working capital	**(10,369)**	**55,802**	**100,778**

c) Other cash flow information

Year ended December 31	2005	2004	2003
Interest paid	(9,991)	(756)	(508)
Income taxes paid	(8,305)	(36,889)	(61,813)

13 Investment In Joint Venture

The Company is the operator of an unincorporated 60% joint venture in Cameroon and has an unincorporated joint venture interest of 47.5% in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

December 31	2005	2004
Non-current assets	14,982	10,390
Current assets	6,749	2,832
Non-current liabilities	–	–
Current liabilities	(40,683)	(21,263)
Net liabilities	(18,952)	(4,222)
Income	–	–
Expenses	10,915	–

14 Other Long-Term Liabilites

December 31	2005	2004
Pension liabilities	937	3,778
Other liabilities	3,972	3,094
	4,909	6,872

15 Commitments

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after December 31, 2005 are as follows:

2006	352,865
2007	78,929
2008	92,098
2009	45,858
2010	34,556
Thereafter	117,017
Total	721,323

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

16 CONTINGENCIES

Given the nature of the business, the Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at December 31, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $188.6 million.

The Company's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information.

17 RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies:

December 31	2005	2004	2003
Sales to Addax B.V	693,856	371,444	386,613
CHARGES			
Addax Bunkering Services	(7,625)	(10,406)	–
AOG Advisory Services Ltd, London	(2,244)	(2,309)	–
AOG	(500)	(500)	(3,860)
Addax B.V.	(4,692)	(1,067)	–
Other items	(275)	(1,141)	(1,894)
Interest and related charges	–	–	(47)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG.

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

December 31	2005	2004
Addax BV	109,694	38,936
AOG	281	100
Other	(2,943)	9,736

18 EVENTS SUBSEQUENT TO DECEMBER 31, 2005

Addax Petroleum Corporation ("APC"), a Canadian corporation, was established in 2005. In the first quarter of 2006, APC became the direct parent company of the Company.

On February 16, 2006, APC was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, APC raised $355.1 million (CDN$409.5 million) of which:

- $17.6 million (CDN$20.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN$55.6 million) and 117,000,000 common shares of APC were given to acquire all of the issued and outstanding common shares of Addax Petroleum NV previously held by AOG.

On February 24, 2006, an over-allotment option held by the underwriters was exercised yielding net proceeds of $33.7 million (CDN$38.9 million) (gross proceeds totaled $35.5 million (CDN$41.0 million)).

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN$372.4 million).

In March of 2006, APC has entered into three PSC's with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are for JDZ 4: $23.4 million signature bonus, and a minimum work commitment including carry costs of $45.0 million, for JDZ 3 a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million and for JDZ 2 a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.



FOUR YEAR FINANCIAL SUMMARY

	2002	2003	2004	2005
Petroleum sales	284,062	381,848	524,093	1,219,128
Total expenses	119,858	163,304	189,388	364,116
Non-controlling interest	(9,750)	(2,361)	–	–
Net income	68,152	23,340	62,624	206,070
Cash Flow from Operations	184,174	118,584	171,037	468,189
Net cash (used in) from financing	8,000	(31,000)	35,250	(73,500)
Purchase of assets	(170,365)	(154,141)	(314,215)	(381,494)
Non-current assets	250,719	312,566	516,422	647,670
Current assets	122,137	120,991	100,473	219,000
Current liabilities	(115,038)	(184,656)	(266,893)	(365,019)
Current assets less current liabilities	7,099	(63,665)	(166,420)	(146,019)
Long term loans	(25,000)	–	(65,000)	(80,000)
Other long term liabilities	(94,633)	(105,212)	(107,689)	(123,268)
Shareholders' equity	138,185	143,689	177,313	298,383

As part of the recent IPO, the historical accounts of APNV were re-audited and prepared under Canadian GAAP limited to the years ended December 31 2002, 2003 and 2004.



RESERVES SUMMARY

The oil reserves stated below have been estimated independently by Netherland, Sewell and Associates ("NSAI") and prepared in accordance with National Instrument 51-101 of the Canadian Securities Administrators. Addax Petroleum has not prepared reserves for prior years to this reporting format. Accordingly reconciliation to prior year reserves is not included.

	Nigeria OMLs 123/124	Nigeria OPLs 90/225	Cameroon Ngosso	Gabon Kiarsseny	Total
Working interest on 31st December 2005	100%	100%	60%	42.5%	
Oil (million barrels)					
PROVED RESERVES SUMMARY					
Reserves, 31 December 2005	84.6	24.0	–	–	108.6
PROVED PLUS PROBABLE RESERVES SUMMARY					
Reserves, 31 December 2005	156.6	40.0	–	–	196.6
PROVED PLUS PROBABLE PLUS POSSIBLE RESERVES SUMMARY					
Reserves, 31 December 2005	222.4	56.3	–	–	278.7

Addax Petroleum
Services Ltd (Geneva Branch)

P.O. Box 404
1211 Geneva 12
Switzerland

Tel: (+41-22) 702 94 00
Fax: (+41-22) 702 95 90
Web: www.addaxpetroleum.com

Addax Petroleum
Development (Nigeria) Ltd

10, Bishop Aboyade Cole Street
Victoria Island
Lagos - Nigeria

Tel: (+234-1) 261 05 92
Fax: (+234-1) 262 19 15
Web: www.addaxpetroleum.com

Glossary

bbls/day	barrels per day
mbbls/day	thousands of barrels per day
CALM	Catenary Anchor Leg Mooring
FPSO	Floating Production, Storage and Offloading vessel
ft	feet
KVA	Kilo Volt Ampere
LPG	Liquified Petroleum Gas
mmbbls	Millions of barrels
NNPC	Nigerian National Petroleum Corporation
OML	Oil Mining License
OPL	Oil Prospecting Licence
PSC	Production Sharing Contract
PP	Production Platform
TVT	Through Vertical Thickness
STOIIP	Stock Tank Oil Initially In Place
tcf	Trillion cubic feet
VLCC	Very Large Crude Carrier





ADDAX
PETROLEUM
www.addaxpetroleum.com

RECEIVED
2007 JAN 18 A 10:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CODE OF BUSINESS CONDUCT

ADDAX PETROLEUM

APC Code of Conduct 09/05/06

Purpose

- Provide common standard for all APC employees and contractors to guide them in the performance of their duties and in their dealings with agents, customers, suppliers and others.
- Establish consistency and minimum requirements for additional standards. Which may be developed at Corporate or local affiliates level.

Applicability

- Make sure you understand the content and spirit of this Code
- Request explanations from your manager, if you do not understand this Code
- See section 1.07 for enforcement

Implementation responsibilities

- Executive Management is responsible for communicating and implementing this Code
- Department managers are responsible for the enforcement of this Code and must ensure that every employee understands and applies it
- Employees must acknowledge to Executive Management having received and understood this Code.

Dispute resolution

- Corporate Secretary will arbitrate disputes or misunderstanding arising from or in connection with interpretations and/or implementation with appeal to the Chairman of the Board if appropriate

Updates to this Code

- The Board of APC is responsible for reviewing and adapting this Code on a regular basis to reflect changes in circumstances.
- You are encouraged to submit any changes or corrections you consider appropriate to the Corporate Secretary by email.

Mission and Value Statement

- APC has the vocation of being a leading independent E&P company.
- We want our economic and commercial partners, our employees and shareholders to benefit from our activities.
- We want to reinforce our relations with our partners based on both our principles of integrity and professionalism and on our long-term investment policy.
- We want to face the challenge of profitability and associated risks through rigorous management and a physical presence in our principal markets.
- APC continues to develop thanks to its initiative and creativity.
- Our employees are the guarantors of our continued collective success.
- We want to promote a working environment based on good communication and mutual respect

Leadership Responsibility

Our managers must set the example, be in every respect a model for their employees, meeting their responsibilities, and behaving ethically in the pursuit of the APC's business objectives.

Fundamental Commitments to our stakeholders

Clients	We provide quality goods and services, delivered promptly and cost-effectively
Colleagues	We treat all colleagues with fairness, dignity and respect. We provide them with opportunities to develop professionally, and to work in a healthy team environment
Contractors	We provide clear objectives and assist them with professional support
Regulators	We comply with all rules and regulations and provide statutory filings on a timely and accurate basis
Joint venture partners	We respect our obligations in a manner that reflects the mission and values of each of our business units
Suppliers	We accept fair competition among prospective suppliers and the sense of responsibility required of a good customer. We encourage our suppliers to adopt their own set of comparable standards.
Shareholders	We are committed to the highest standards of professional management

Policy

- Dealing correctly with customers, suppliers and government agencies is important. Therefore a strict ethical approach must be adopted by all our employees and contractors.
- APC encourages transparent business relationships and mutual respect between employees and business partners
- Any habits and practices, which differ from the procedures set out below must be formally notified to and approved by the Corporate Secretary prior to any contravention occurring
- Guidance is always available from the Corporate Secretary

Procedures

Receiving Business Courtesies	You may receive gifts, accept invitations to attend social events in order to develop you business relationships, provided:- o The cost associated with such a gift or event is reasonable and appropriate, which, as a general

rule, can be used at your desk or consumed in one sitting
- No excessive travel costs are incurred
- Such events are infrequent, i.e. maximum 4 times p.a. with the same business partner
- No acceptance of cash is ever tolerated

Giving Business Courtesies

You may organise social events to develop your business relationships, provided:-
- These events do not included expenses paid for any travel costs
- The cost must be reasonable and appropriate. Employees should refer to their direct Manager, who shall decide according to his/her budget
- Such events are infrequent, which, as a general rule, means not more than 4 times a year with the same business partner
- You may not organise business entertainment which might be considered lavish
- You will comply with all rules and laws issued by government administrations regarding gifts, meals, and other business courtesies for government employees

Selecting Suppliers

- You must treat suppliers with the same care and respect as our customers
- You must select contractor, suppliers and vendors on the basis of objective criteria, including quality, technical excellence, price delivery, adherence to schedules and service.
- You will make your purchasing decisions based on the supplier's ability to meet our needs, and not on personal relationships or friendships
- You will always employ the highest ethical standards in business practices in the negotiation, awarding of contracts and the administration of all purchasing activities.
- You shall never slander a supplier's performance

Suppliers' discounts or price improvements

- Any discount or price improvement received from suppliers or any other contractor is for the benefit of the APC company contracting

Government Relations and Political Activities

1. Corporate

   You must comply with every local law governing political activities.
   - You shall not use the APC's funds or resources for political purposes without formal approval of the Corporate Secretary.
   - You shall not engage in public discussions or debates, unless your expertise is in the interest of a larger public, and your participation has been approved by the Corporate Secretary

- You may support trade associations, which promote objectives similar to those defined by APC.
- In communications with government officials on behalf of APC, ensure you are familiar with local practices and observe them

2. Personal:-
- You may, of course, participate in the political process at a personal level under the following conditions:-
  - Participate on your own time and at your own expense
  - Don't use corporate resources, such as e-mail, telephone, photocopy services, etc.
  - Never give the impression you are speaking on behalf of APC.

Handling of confidential information from third parties

- You must take care to handle the confidential information of others responsibly, as it may be a trade secret or protected intellectual property
- Before using confidential information received from third parties, you must inform the Corporate Secretary in order to obtain guidance

Hiding relatives

APC discourages employment of any individuals known to be related, by blood, marriage or adoption to any person who is an employee, director, shareholder, client or contractor of APC. You may not hire related individuals unless you receive written approval from:-

- Corporate Secretary in case of directors and shareholders or
- Company local Manager in all other cases including contractors.

Hiring of former and/or current government officials

Employment of government officials and their families may contravene laws or regulations concerning conflicts of interest:-

- You may not recruit or employ any former or current government officials unless written approval from the Corporate Secretary is obtained.

Harassment and workplace violence

APC is committed to an environment free of harassment and disruptive behaviour:-

- You shall not make degrading or humiliating jokes, slur, intimidate, or engage in other forms of harassment.
- Workplace violence, fraud, theft, stalking, and hate crimes, relating to race/religion, are not tolerated
- You shall not possess firearms, other weapons, explosive devices, or other dangerous materials on the Company's premises
- You shall immediately report any form of

harassment or violence, you might experience, to your direct Manager or to CorpHR in case of conflict with direct Manager.

Mobbing

APC applies local anti-mobbing laws and does not tolerate any mobbing activity directed against any of its employees. The following preventive or corrective actions are encouraged:-

- Direct and Executive Management should anticipate conflicts in Departments or between employees.
- Employees who are victims of mobbing may report to their direct Manager or to CorpHR in case of conflict with direct Manager.
- Direct Managers and CorpHR will treat each case as a matter of priority, and with as much tact and discretion as possible.

"Mobbing" is a workplace-related psychological problem also referred to as "ganging up on someone", "bullying", "harassment" or "psychological terror". Psychological terror or mobbing in working life involves hostile and unethical communication which is directed in a systematic manner by one or more individuals, mainly toward one individual.

Policy

- APC's assets including time, materials, supplies, equipment and information may be used only for professional purposes and must be protected with care.
- Private usage is tolerated in certain cases where no cost and risks are incurred, and the productivity of APC is not affected.
- APC's assets shall not be misappropriated, loaned to others or donated, without appropriate authorisation.
- Any assets owned or rented by APC, which have been made available to employees, must be returned, prior to leaving APC employment.
- APC funds shall not be used, directly or indirectly, for illegal or otherwise inappropriate purposes of any kind.
- No financial commitments shall be entered into with written authorisation and in accordance with the APC's Authority Table described in the "Finance" Policies and Procedures.

Procedures

Authorisation & Approval

Funds should be utilised for the maximum benefit of APC, in particular:-

- You shall not approve payments, where you know or suspect that such payment is to be used for an illegal or inappropriate purpose.
- You shall not approve any transactions which are outside your authority limit as detailed in the Authority Table included in the Finance Policies & Procedures

Accounting practices

Financial information must reflect actual transactions. No undisclosed or unrecorded funds or assets may be established:

- You shall fully, properly and accurately record all transactions in APC's books and records
- You shall not make any false or misleading entries in the books, records or accounts of APC.
- You must record all funds, assets, payments or set-offs with appropriate supporting documents
- You must process all transactions in a timely fashion

Computers, portables, software, company cars and other equipment

Any equipment, software or other facilities put at your disposal remain the portables, software, property of APC:

- You have the obligation to care for APC equipment assigned to you and to use it in a responsible manner.
- If you take your equipment home or travel with it, take sufficient precautionsto protect ft from theft or damage, just as if it were your own.
- You may not copy APC owned software and information for your private use
- You may not use APC cars for other purposes than in the strict exercise of your function. Private usage is tolerated If provided for in the employment contract or in your employee code of conduct

Use of e-mail

APC IT may check and filter electronic messages sent or received by using key-words without seeking at this stage to identify the employee. However, if Executive Management has serious indications that e-mails have been misused or used against Its interest, any public prevailing interest or any applicable law, APC is entitled to investigate *further,* to identify the employee who is sending or receiving such e-mails and to take appropriate action.

- You shall not make disparaging comments against others
- Copy only those persons on e-mails who need to know in order to do their jobs
- Do not forward or send e-mails containing confidential information outside the APC messaging system. If necessary, confirm with your Manager that the appropriate agreements are in place before sending confidential information over the internet
- You shall not use APC e-mails for private business
- You shall not use the APC e-mail system to send or forward illegal, obscene, or offensive messages or files
- You shall not use the APC e-mail system to express personal or other people's opinions on subjects that are not strictly related to the business of APC

- o Liability of APC shall be refused in case of misuse of electronic mail

Use of Internet

The use of such systems is exclusively for professional purposes. Use for personal or career development is tolerated, provided that

- o It does not disrupt APC's normal business or reduce productivity
- o You comply with this code, all applicable laws, your employment contract or
- o Any other local codes or regulations.
- o You shall not offend or hinder the development of other employees.
- o You use such equipment outside normal working hours
- o Liability of APC is excluded in case of misuse of Internet

APC may restrict access to any site at any time and without notice, if it considers a site to be illegal, offensive or inappropriate for commercial use of the community represented by APC.

Copyrights

You shall only use copyrighted materials as required by your duties and in accordance with APC's policy on such matters.

Sales Representatives Agents , and Consultants

We expect a very high ethical standard of behaviour from our representatives,

- o You shall not use the funds and assets of APC, directly or indirectly, for payments, which are Illegal or which are against APC's interests
- o You shall not enter into any agreement on behalf of APC unless specific and formal authority has been granted by an authorized person.
- o You shall not enter into any agreements with dealers, distributors, agents orconsultants, which are not in compliance with the applicable laws of the Country concerned or which do not apply market rates.
- o You shall spend only reasonable and necessary expenses on Business-related travel, entertainment, etc.

Protecting APC Confidential Information

Confidential information is a valuable asset. Although you may use confidential information to perform your job, it must not generally be shared with other employees.

- o You are not entitled to disclose confidential information to third parties unless they have a legitimate need to know this information and have signed a confidentiality agreement
- o You must protect confidential information, such as databases, commercial relationships, techniques used, studies performed, financial data, plans for mergers and acquisitions, marketing strategy, product launch dates, restructuring, etc.
- o You shall not disclose confidential information to any

person other than in the proper discharge of your duties
- You should only disclose confidential information after having carefully considered its potential benefits and risks. When in doubt, ask the Legal Department to confirm that all parties have signed a confidentiality agreement where appropriate.

You shall comply at all times with APC's Policy and Guidelines Regarding Confidential Information and Insider Trading

Accuracy, Retention, and Disposal of Documents and Records

You are responsible for the integrity, accuracy and filing of letters, memos, e-mails, contracts, invoices, accounting documents, files on electronic media, etc. order to:
- Assure protection of records from unauthorised retrieval
- Ensure proper storage of documents in compliance with regulatory and legal requirements
- Ensure proper documentation is available to support business transactions
- Avoid falsification of any record or document
- Dispose of documents that are no longer useful and do not need to be retained in accordance with APC and legal requirements of each country.

Policy

APC will comply with all applicable laws and regulations

Procedures

Legal and Regulatory compliance

You will comply with all applicable laws and regulations:
- Traders, operators, financial, administrative and accounting staff must be reasonably familiar and ensure compliance with laws and regulations relating to their particular field of activities
- In case of doubt, the Legal Department has to be contacted for clarification
- You must immediately report violations or suspected violations to your direct Manager
- Under the authority of your direct manager, you will co-operate. with and be courteous to all official regulators:
  1. Requests for information will be answered with complete, factual, and accurate information
  2. You must never conceal, destroy, or altar any document, lie, delay the communication of information or make misleading statements

Free and Fair Competition

Antitrust laws are designed to create a level playing field in the marketplace and to promote fair competition. These laws could be violated by discussing the Company's business with a competitor, such as how our prices are set, disclosing the

terms of supplier relationships, creating cartel strategies i.e. allocating markets among competitors, or agreeing with a competitor to refuse to deal with a supplier

- You must be committed to obey both the letter and the spirit of any applicable law
- You should ensure that you have basic knowledge of applicable "antitrust", "competition", and "consumer protection" laws.
- At trade association meetings, be alert to potential situations where it may not be appropriate for you to participate in discussions regarding prohibited subjects with our competitors. Prohibited subjects may include any aspect of pricing, our services in the market, key costs such as labour costs, and marketing plans.
- In general, avoid discussing sensitive topics with competitors or suppliers, and do not provide any information in response to an oral or written inquiry concerning antitrust matters unless you are proceeding with the advice of the Corporate Secretary and or the Legal Department
- You should advise the Legal Department immediately when questionable or unclear situations arise.

Money laundering and anti-corruption

- You must obey both the letter and the spirit of any applicable money laundering or anti-corruption law.
- You should ensure that you have basic knowledge of applicable money laundering or anti-corruption laws
- You should advise the Legal Department immediately when questionable or unclear situations arise.

Marketing & advertising

APC may use marketing and advertising activities to educate the public, provide information to the community, increase awareness of our products and services and to recruit colleagues:

- You shall present only truthful, fully informative, and non-deceptive information in marketing materials and announcements

Insider Information and securities trading

You shall comply at all times with APC's Disclosure Policy and Policy and Guidelines Regarding Confidential Information and Insider Trading

Environmental Compliance

APC complies with all applicable environmental laws and regulations

- You shall preserve natural resources whenever possible

- You shall comply with all local applicable laws and operate each of our facilities with the necessary permits, approvals, and controls
- You will diligently employ the proper procedures with respect to handling and disposal of hazardous and bio-hazardous waste including but not limited to petroleum products waste
- You shall immediately alert managers to any situation regarding pollution risk such as the discharge of a hazardous substance, improper disposal of petroleum waste, etc.
- You shall immediately report incidents, which may be potentially damaging to the environment to your Manager, who shall consult the Legal Department in order to take appropriate actions

Policy

- Outside activities, personal interests or friendships must never influence our employees' ability to make objective decisions In the course of their professional responsibilities or mandates
- The demands of any outside activity shall never hinder or distract our employees from the performance of their job or instigate them to use APC resources for other than APC purposes
- It is our employees' responsibility to ensure they remain free of conflicts of interest in the performance of their duties. Any uncertainties about whether an outside activity might constitute a conflict of interest, must be approved by their manager before pursuing the activity.

Procedures

Secondary employment

Avoid even the appearance of impropriety. If your objectivity, or the timely or effective performance of your job is affected:

- Disclose formally to your manager all secondary employment or personal financial interests, which may conflict with the APC 's interests. Any remuneration for secondary employment shall be communicated to the Corporate Secretary.
- Do not sign any contract on behalf of APC with a company or any organisation in which you may have a personal interest.
- Obtain prior formal approval from Corporate Secretary, If such situation is unavoidable or is in the interest of APC

Personal Financial Interest

Avoid even the appearance of impropriety. If your objectivity, or the timely or Interest effective performance of your job is affected:

- You must not have any interest in any company, supplier or customer of the Company, where such interest could

compromise your objectivity or loyalty to APC.
- You must not cause or influence APC to do business with any company in which you, a relative, or friends have an interest.
- If an instance occurs where it is in APC's advantage to enter into such a transaction, you should ensure that the terms of the transaction are determined by competitive bidding, clearly establishing an arm's length fairness of terms.
- You may not sit in a board of directors of non APC companies, unless Corporate Secretary gives you written authorisation to do so.

Policy

- Communicate promptly to your direct Manager, to the Human Resources Department or to the Legal Department any events or transactions that violate this Code of Conduct
- Adherence to the Code of Conduct is the responsibility of each employee/contractor and is a condition of continued employment
- The Corporate Secretary can always be contacted confidentially (+41 22 702 95 25) if for any reason you do not feel comfortable in discussing an issue with any other person.

Personal Obligation to Report Violations

- You have an individual responsibility for reporting any activity by any colleague, consultant, contractor, subcontractor or vendor that appears to violate laws, rules and regulations or this Code of Conduct
- Whenever possible, you shall first report or solve problems, including human resources-related issues, at a local level with your direct Manager or the local General Manager.
- More complex situations may be addressed to the Corporate Human Resources Manager or the Corporate Secretary.
- The Corporate Secretary will make every effort to keep confidential, within the limits of the law, the identity of any individual who reports possible misconduct. No retribution or disciplinary action will be taken against anyone who reports a possible violation in good faith.

Corrective Actions

- The Corporate Secretary will investigate all reported concerns promptly and confidentially to the extent possible and recommend the appropriate corrective action.

Discipline

Violations of this Code of Conduct will be subject to disciplinary actions, and will

- Depend on the nature, severity, and frequency of the violation and may result in any or all of the following disciplinary actions:
  1. Oral warning
  2. Written warning

3. Suspension
4. Termination or
5. Denunciation by APC to any regulatory body or public prosecutor if required by law

- Automatically be included in the employee's file in writing
- Be dealt with by the following level of management depending on the employee's position

Employee position	*Investigating Authority*	*Arbitrator*	*Must be informed*
1. Below Grade 7	Direct Manager	Corporate Secretary	CEO
2. Grades 7,8 &9	Corporate Secretary	CEO	Board
3. Corporate Officers	CEO	Board of Directors	
4. CEO	Board of Directors	Board of Directors	